As filed with the Securities and Exchange Commission on July 25, 2022

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____________________

Form S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

_____________________

MICT, INC.

(Exact name of registrant as specified in its charter)

_____________________

Delaware	3670	27-0016420
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

28 West Grand Avenue, Suite 3
Montvale, New Jersey 07645
(201) 225-0190
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

_____________________

Darren Mercer
Chief Executive Officer
MICT, Inc.
28 West Grand Avenue, Suite 3
Montvale, New Jersey 07645
(201) 225-0190
(Name, address, including zip code, and telephone number, including area code, of agent for service)

_____________________

Copies to:

Richard I. Anslow, Esq. Jonathan H. Deblinger, Esq. Ellenoff Grossman & Schole LLP 1345 Avenue of the Americas New York, New York 10105-0302 Tel: (212) 370-1300 Fax: (212) 370-7889	Dozy Mmobuosi Chief Executive Officer Tingo Inc. 43 West 23rd Street, 2nd Floor New York, NY 10010 Tel: (646) 847-0144	Martin C. Glass Jenner & Block LLP 1155 Avenue of the Americas New York, NY 10036-2711 Tel: (212) 891-1672

___________________________________

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this Registration Statement becomes effective and upon completion of the combination described in the enclosed joint proxy statement/prospectus.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

☐ Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐ Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the U.S. Securities and Exchange Commission, acting pursuant to said section 8(a), may determine.

The information in this document is not complete and may change. The registrant may not complete the offer and issue these securities until the registration statement filed with the U.S. Securities and Exchange Commission is effective. This document is not an offer to sell these securities, and the registrant is not soliciting an offer to buy these securities, in any state or jurisdiction in which such offer is not permitted.

PRELIMINARY — SUBJECT TO COMPLETION, DATED JULY 25, 2022

MERGER PROPOSAL — YOUR VOTE IS VERY IMPORTANT

Dear MICT Stockholders and Tingo Stockholders:

On May 10, 2022, MICT, Inc., which is referred to as “MICT,” MICT Merger Sub, Inc., a wholly owned subsidiary of MICT, which is referred to as “Merger Sub,” and Tingo, Inc., which is referred to as “Tingo,” entered into an Agreement and Plan of Merger, as it may be amended from time to time, which is referred to as the “original merger agreement,” that provides for the combination of MICT and Tingo. On June 15, 2022, MICT, Merger Sub, Tingo, Darren Mercer, an individual, in the capacity as the representative from and after the Effective Time (as defined below) for the stockholders of MICT, who is referred to as “MICT Representative,” and Dozy Mmobuosi, an individual, in the capacity as the representative of the Tingo stockholders (as defined below) from and after the Effective Time as of immediately prior to the Effective Time, which is referred to as “Tingo Representative,” entered into the Amended and Restated Agreement and Plan of Merger (the “merger agreement”), amended the original merger agreement. Upon the terms and subject to the conditions set forth in the merger agreement, MICT will acquire all of the outstanding shares of Tingo through a merger of Merger Sub with and into Tingo, which is referred to as the “merger,” with Tingo continuing as the surviving corporation and as a wholly-owned subsidiary of MICT.

Subject to the terms and conditions of the merger agreement, at the effective time of the merger, all of the issued and outstanding capital stock of Tingo (subject to certain exceptions set forth in the merger agreement) immediately prior to the closing of the combination (the “closing”) shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, in exchange for the right of each Tingo stockholder to receive its pro rata share of the merger consideration (as defined below). As consideration for the merger, the holders of Class A common stock, par value $0.001 per share, of Tingo shall be entitled to receive from MICT, in the aggregate, a number of shares of MICT common stock equal to the product of (x) 3.44444 and (y) the total number of issued and outstanding shares of MICT common stock, subject to any amounts of the consideration which is held in escrow.

MICT common stock is traded on the Nasdaq Capital Market, which is referred to as “Nasdaq,” under the symbol “MICT.” Tingo’s Class A common stock is traded on the OTC Markets trading platform under the symbol “TMNA.”

It is expected that upon completion of the merger, the current Tingo stockholders are expected to own approximately 77.5% of the outstanding shares of the combined company and current MICT stockholders are expected to own approximately 22.5% of the outstanding shares of the combined company.

MICT and Tingo will each hold a special meeting of their respective stockholders to vote on the proposals necessary to complete the combination. Such special meetings are referred to as the “MICT special meeting” and the “Tingo special meeting,” respectively. We encourage you to obtain current quotes for both MICT common stock and Tingo Class A common stock before voting at the MICT special meeting or the Tingo special meeting.

At the MICT special meeting, MICT stockholders will be asked to consider and vote on (i) a proposal to approve and adopt the combination of MICT and Tingo, which proposal is referred to as the “MICT merger proposal”; (ii) a proposal to approve and adopt an amendment to the MICT Restated Certificate of Incorporation in the form appended to the accompanying joint proxy statement/prospectus as Annex C, which amendment is referred to as the “charter amendment” and which proposal is referred to as the “MICT charter amendment proposal”; (iii) to consider and vote upon the election of seven (7) directors (the “post-closing MICT board of directors”), who, upon consummation of the combination, will constitute all the members of the board of directors of MICT, which proposal is referred to as the “MICT director election proposal”; (iv) to consider and vote upon a proposal to approve, for purposes of complying with the applicable rules of Nasdaq, the issuance of shares of MICT common stock to the Tingo stockholders in accordance with the terms of the merger agreement, which proposal is referred to as the “Nasdaq proposal”; (v) to consider and vote upon a proposal to approve and adopt the Equity Incentive Plan, a copy of which is attached to the proxy statement/prospectus as Annex J, which proposal is referred to as the “Equity Incentive Plan proposal”; and (vi) a proposal to approve the adjournment of the MICT special meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the MICT special meeting to approve the MICT merger proposal, the MICT charter amendment proposal, the MICT director election proposal, the Nasdaq proposal or the Equity Incentive Plan proposal, which proposal is referred to as the “MICT adjournment proposal.” The MICT board of directors unanimously recommends that MICT stockholders vote “FOR” each of the proposals to be considered at the MICT special meeting.

At the Tingo special meeting, Tingo stockholders will be asked to consider and vote on (i) a proposal to adopt the merger agreement, which proposal is referred to as the “Tingo merger proposal,” (ii) a proposal to approve, on a non-binding advisory basis, the compensation that may be paid or become payable to Tingo named executive officers that is based on or otherwise relates to the transactions contemplated by the merger agreement, and (iii) a proposal to approve the adjournment of the Tingo special meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the Tingo special meeting to approve the Tingo merger proposal. The Tingo board of directors unanimously recommends that Tingo stockholders vote “FOR” each of the proposals to be considered at the Tingo special meeting.

We cannot complete the combination unless the MICT merger proposal, MICT charter amendment proposal, the MICT director election proposal, the Nasdaq proposal and the Equity Incentive Plan proposal are approved by MICT stockholders and the Tingo merger proposal is approved by Tingo stockholders. Your vote on these matters is very important, regardless of the number of shares you own. Whether or not you plan to virtually attend your company’s respective special meeting, please vote by proxy over the internet or telephone using the instructions included with the accompanying proxy card, or promptly complete your proxy card and return it in the enclosed postage-paid envelope, in order to authorize the individuals named on your proxy card to vote your shares at the applicable special meeting.

The accompanying joint proxy statement/prospectus provides you with important information about MICT, Tingo, the combination, the merger agreement and the special meetings. We encourage you to read the entire document carefully, in particular the information under “Risk Factors” beginning on page 31 for a discussion of material risks relevant to the combination.

We look forward to the successful completion of the combination.

Sincerely,

Darren Mercer Chief Executive Officer MICT, Inc.	Dozy Mmobuosi Chief Executive Officer and Director Tingo Inc.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of the MICT common stock to be issued in connection with the merger or passed upon the adequacy or accuracy of the accompanying joint proxy statement/prospectus. Any representation to the contrary is a criminal offense.

The accompanying joint proxy statement/prospectus is dated             , 2022 and is first being mailed to MICT stockholders and Tingo stockholders on or about             , 2022.

MICT, Inc.
28 West Grand Avenue, Suite 3
Montvale, New Jersey 07645
(201) 225-0190

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
TO BE HELD ON            , 2022

Notice is hereby given that MICT, Inc., which is referred to as “MICT,” will hold a special meeting of its stockholders, which is referred to as the “MICT special meeting,” virtually via live webcast on            , 2022, beginning at            , Eastern Time.

MICT stockholders will be able to virtually attend and vote at the MICT special meeting by visiting            , which is referred to as the “MICT special meeting website.”

The MICT special meeting will be held for the purpose of MICT stockholders considering and voting on the following proposals:

1.      to approve and adopt the combination of MICT and Tingo, which is referred to as the “combination,” contemplated by the Amended and Restated Agreement and Plan of Merger, dated June 15, 2022, as it may be amended from time to time, which is referred to as the “merger agreement,” by and among MICT, Inc. (“MICT”), a Delaware corporation, Tingo, Inc. (“Tingo”), a Nevada corporation, MICT Merger Sub, Inc., a Nevada corporation and a wholly-owned subsidiary of MICT (“Merger Sub”), Darren Mercer, an individual, in the capacity as the representative from and after the closing (the “Closing”) for the stockholders of MICT, (in such capacity, the “MICT Representative”) and Dozy Mmobuosi, an individual, in the capacity as the representative of the Tingo stockholders from and after the Closing as of immediately prior to the Closing, (in such capacity, the “Tingo Representative”), a copy of which is attached to the proxy statement as Annex A which proposal is referred to as the “MICT merger proposal”;

2.      to approve and adopt an amendment to the MICT Restated Certificate of Incorporation in connection with the consummation of the combination, in the form appended to the accompanying joint proxy statement/prospectus as Annex C, which amendment is referred to as the “charter amendment” and which proposal is referred to as the “MICT charter amendment proposal”;

3.      to consider and vote upon the election of seven (7) directors (the “post-closing MICT board of directors”), who, upon consummation of the combination, will constitute all the members of the board of directors of MICT, which proposal is referred to as the “MICT director election proposal”;

4.      to consider and vote upon a proposal to approve, for purposes of complying with the applicable rules of Nasdaq, the issuance of shares of MICT common stock to the Tingo stockholders in accordance with the terms of the merger agreement, which proposal is referred to as the “Nasdaq proposal”;

5.      to consider and vote upon a proposal to approve and adopt the Equity Incentive Plan, a copy of which is attached to the proxy statement/prospectus as Annex J, which proposal is referred to as the “Equity Incentive Plan proposal”; and

6.      to approve the adjournment of the MICT special meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the MICT special meeting to approve the MICT merger proposal, the MICT charter amendment proposal, the MICT director election proposal, the MICT Nasdaq proposal or the Equity Incentive Plan proposal, which proposal is referred to as the “MICT adjournment proposal.”

These proposals are described in more detail in the accompanying joint proxy statement/prospectus, which you should read carefully and in its entirety before you vote.

Only MICT stockholders of record at the close of business on            , 2022, the record date for the MICT special meeting, which is referred to as the “MICT record date,” are entitled to notice of and to vote at the MICT special meeting and any adjournments or postponements thereof.

The MICT board of directors has unanimously determined and resolved that the combination, the charter amendment, the election of the post-closing MICT board of directors, the Nasdaq proposal and the Equity Incentive Plan on the terms and subject to the conditions set forth in the merger agreement, are advisable and fair to, and in the best interests of, MICT and its stockholders, and has approved the merger agreement and the transactions contemplated thereby, including the combination and the charter amendment. Accordingly, the MICT board of directors unanimously recommends that MICT stockholders vote:

•        “FOR” the MICT merger proposal;

•        “FOR” the MICT charter amendment proposal;

•        “FOR” the MICT director election proposal;

•        “FOR” the Nasdaq proposal;

•        “FOR” the Equity Incentive Plan proposal; and

•        “FOR” the MICT adjournment proposal.

Your vote is very important, regardless of the number of shares of MICT common stock you own. The parties cannot complete the combination unless the MICT charter amendment proposal, the MICT director election proposal, the Nasdaq proposal and the Equity Incentive Plan proposal are approved by MICT stockholders.

Assuming a quorum is present at the MICT special meeting, approval of the MICT merger proposal, the Nasdaq proposal, the Equity Incentive Plan proposal and the Adjournment proposal requires the affirmative vote of the holders of a majority of the stock having voting power present in person or represented by proxy of MICT entitled to vote at the MICT special meeting. Assuming a quorum is present, approval of the MICT charter amendment proposal requires the approval of the affirmative vote of the holders of a majority of the outstanding shares of MICT common stock entitled to vote thereon.

The MICT director election proposal requires the affirmative vote of a plurality of the votes of the shares of MICT common stock present in person or represented by proxy at the meeting and entitled to vote at the MICT special meeting. If the MICT charter amendment proposal is approved, but the combination is not completed for any reason, MICT’s board of directors may choose, in its discretion, to implement the MICT charter amendment proposal. Whether or not you plan to virtually attend the MICT special meeting, please vote by proxy over the internet or telephone using the instructions included with the accompanying proxy card, or promptly complete your proxy card and return it in the enclosed postage-paid envelope, in order to authorize the individuals named on your proxy card to vote your shares of MICT common stock at the MICT special meeting. If you hold your shares through a broker, bank or other nominee in “street name” (instead of as a registered holder) please follow the instructions on the voting instruction form provided by your bank, broker or nominee to vote your shares. The list of MICT stockholders entitled to vote at the MICT special meeting will be available at MICT’s headquarters during regular business hours for examination by any MICT stockholder for any purpose germane to the MICT special meeting for a period of at least ten days prior to the MICT special meeting. The stockholder list will also be available for examination during the MICT special meeting via the MICT special meeting website.

PLEASE VOTE AS PROMPTLY AS POSSIBLE, WHETHER OR NOT YOU PLAN TO ATTEND THE MICT SPECIAL MEETING, VIA THE MICT SPECIAL MEETING WEBSITE.    IF YOU LATER DESIRE TO REVOKE OR CHANGE YOUR PROXY FOR ANY REASON, YOU MAY DO SO IN THE MANNER DESCRIBED IN THE ACCOMPANYING JOINT PROXY STATEMENT/PROSPECTUS. FOR FURTHER INFORMATION CONCERNING THE PROPOSALS BEING VOTED UPON, THE MERGER AGREEMENT, THE COMBINATION, USE OF THE PROXY AND OTHER RELATED MATTERS, YOU ARE URGED TO READ THE ACCOMPANYING JOINT PROXY STATEMENT/PROSPECTUS.

By Order of the Board of Directors,

Darren Mercer
Chief Executive Officer
MICT, Inc.

Montvale, New Jersey

Tingo, Inc.
43 West 23rd Street, 2nd Floor
New York, NY 10010
(646) 847-0144

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
TO BE HELD ON            , 2022

Notice is hereby given that Tingo Inc., which is referred to as “Tingo,” will hold a special meeting of its stockholders, which is referred to as the “Tingo special meeting,” virtually via live webcast on            , 2022, beginning at            , Eastern Time.

You will be able to virtually attend and vote at the Tingo special meeting by visiting            , which is referred to as the “Tingo special meeting website.”

Tingo has entered into an Amended and Restated Agreement and Plan of Merger, dated June 15, 2022, which is referred to as the “merger agreement,” among MICT, Inc., which is referred to as “MICT,” MICT Merger Sub, Inc., a wholly owned subsidiary of MICT, which is referred to as “Merger Sub,” and Tingo, pursuant to which Merger Sub will merge with and into Tingo, which is referred to as the “merger,” and collectively with the merger, the “combination,” upon the terms and subject to the conditions set forth in the merger agreement.

The Tingo special meeting will be held for the purpose of Tingo stockholders considering and voting on the following proposals:

1.      to adopt the merger agreement, as it may be amended from time to time, which proposal is referred to as the “Tingo merger proposal”;

2.      to approve, on a non-binding advisory basis, the compensation that may be paid or become payable to Tingo named executive officers that is based on or otherwise relates to the transactions contemplated by the merger agreement, which proposal is referred to as the “Tingo compensation proposal”; and

3.      to approve the adjournment of the Tingo special meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the Tingo special meeting to approve the Tingo merger proposal, which proposal is referred to as the “Tingo adjournment proposal.”

These proposals are described in more detail in the accompanying joint proxy statement/prospectus, which you should read carefully and in its entirety before you vote. A copy of the merger agreement is attached as Annex A to the accompanying joint proxy statement/prospectus.

Only Tingo stockholders of record at the close of business on            , 2022, the record date for the Tingo special meeting, which is referred to as the “Tingo record date,” are entitled to notice of and to vote at the Tingo special meeting and any adjournments or postponements thereof.

The Tingo board of directors has unanimously determined and resolved that the merger agreement and the combination are advisable and fair to, and in the best interests of, Tingo and its stockholders, and approved the merger agreement and the transactions contemplated thereby, including the combination. Accordingly, the Tingo board of directors unanimously recommends that Tingo stockholders vote:

•        “FOR” the Tingo merger proposal;

•        “FOR” the Tingo compensation proposal; and

•        “FOR” the Tingo adjournment proposal.

Your vote is very important, regardless of the number of shares of Tingo common stock you own.    The parties cannot complete the transactions contemplated by the merger agreement, including the combination, without approval of the Tingo merger proposal. Approval of the Tingo merger proposal requires the affirmative vote of the holders of a majority of the shares of Tingo common stock outstanding at the close of business on the Tingo record date.

Whether or not you plan to virtually attend the Tingo special meeting, please vote by proxy over the internet using the instructions included with the accompanying proxy card, or promptly complete your proxy card and return it in the enclosed postage-paid envelope, in order to authorize the individuals named on your proxy card to vote your shares of Tingo common stock at the Tingo special meeting. If you hold your shares through a broker, bank or other nominee in “street name” (instead of as a registered holder) please follow the instructions on the voting instruction form provided by your bank, broker or nominee to vote your shares. The list of Tingo stockholders entitled to vote at the Tingo special meeting will be available at Tingo’s headquarters during ordinary business hours for examination by any Tingo stockholder for any purpose germane to the Tingo special meeting for a period of at least ten days prior to the Tingo special meeting. The stockholder list will also be available for examination during the Tingo special meeting via the Tingo special meeting website.

PLEASE VOTE AS PROMPTLY AS POSSIBLE, WHETHER OR NOT YOU PLAN TO ATTEND THE TINGO SPECIAL MEETING VIA THE TINGO SPECIAL MEETING WEBSITE.    IF YOU LATER DESIRE TO REVOKE OR CHANGE YOUR PROXY FOR ANY REASON, YOU MAY DO SO IN THE MANNER DESCRIBED IN THE JOINT PROXY STATEMENT/PROSPECTUS. FOR FURTHER INFORMATION CONCERNING THE PROPOSALS BEING VOTED UPON, THE MERGER AGREEMENT, THE COMBINATION, USE OF THE PROXY AND OTHER RELATED MATTERS, YOU ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS.

By Order of the Board of Directors,

Dozy Mmobuosi Chief Executive Officer Tingo, Inc.	Kenneth Denos Secretary and General Counsel Tingo, Inc.

REFERENCES TO ADDITIONAL INFORMATION

The accompanying joint proxy statement/prospectus incorporates important business and financial information about MICT, Inc., a Delaware corporation (“MICT”) and Tingo, Inc., a Nevada corporation (“Tingo”) from other documents that MICT and Tingo have filed with the U.S. Securities and Exchange Commission (“SEC”) and that are not contained in and are instead incorporated by reference in the accompanying joint proxy statement/prospectus. For a list of documents incorporated by reference in the accompanying joint proxy statement/prospectus, see “Where You Can Find More Information.” This information is available for you, without charge, to review through the SEC’s website at www.sec.gov.

You may request a copy of the accompanying joint proxy statement/prospectus, any of the documents incorporated by reference in the accompanying joint proxy statement/prospectus or other information filed with the SEC by MICT or Tingo, without charge, by written or telephonic request directed to the appropriate company at the following contacts:

For MICT stockholders:	For Tingo stockholders:
MICT, Inc. Attention: Moran Amran, Controller 28 West Grand Avenue, Suite 3 Montvale, NJ 07645	Tingo, Inc. Attention: Corporate Secretary 43 West 23rd Street, 2nd Floor New York, NY 10010 (646) 847-0144

In order for you to receive timely delivery of the documents in advance of the special meeting of MICT stockholders to be held on            , 2022, which is referred to as the “MICT special meeting,” or the special meeting of Tingo stockholders to be held on            , 2022, which is referred to as the “Tingo special meeting,” as applicable, you must request the information no later than            , 2022.

If you have any questions about the MICT special meeting or the Tingo special meeting, or need to obtain proxy cards or other information, please contact the applicable company’s proxy solicitor at the following contacts:

For MICT stockholders: Morrow Sodali LLC 470 West Avenue Stamford, CT 06902 Tel: (800) 662-5200 Banks and brokers call (203) 658-9400 Email: MICT@investor.morrowsodali.com	For Tingo stockholders: Attention: Corporate Secretary 43 West 23rd Street, 2nd Floor New York, NY 10010 (646) 847-0144 proxyinfo@tingoinc.com

The contents of the websites of the SEC, MICT, Tingo or any other entity are not incorporated in the accompanying joint proxy statement/prospectus.    The information about how you can obtain certain documents that are incorporated by reference in the accompanying joint proxy statement/prospectus at these websites is being provided only for your convenience.

ABOUT THIS JOINT PROXY STATEMENT/PROSPECTUS

This joint proxy statement/prospectus, which forms part of a registration statement on Form S-4 filed with the SEC by MICT (Registration No. 333-            ), constitutes a prospectus of MICT under Section 5 of the Securities Act with respect to the shares of MICT common stock to be issued to Tingo stockholders in the transactions contemplated by the Amended and Restated Agreement and Plan of Merger, dated June 15, 2022, as it may be amended from time to time, by and among MICT, MICT Merger Sub, Inc., a Nevada corporation and wholly owned subsidiary of MICT (“Merger Sub”), Tingo, Darren Mercer, an individual, in the capacity as the representative from and after the closing (the “Closing”) for the stockholders of MICT, (in such capacity, the “MICT Representative”) and Dozy Mmobuosi, an individual, in the capacity as the representative of the Tingo stockholders from and after the Closing as of immediately prior to the Closing, (in such capacity, the “Tingo Representative”), which is referred to as the “merger agreement.” This document also constitutes a proxy statement of each of MICT and Tingo under Section 14(a) of the Exchange Act. This joint proxy statement/prospectus also constitutes a notice of meeting with respect to each of the MICT special meeting and the Tingo special meeting.

MICT has supplied all information contained or incorporated by reference in this joint proxy statement/prospectus relating to MICT, Merger Sub, and Tingo has supplied all such information relating to Tingo. MICT and Tingo have both contributed to such information relating to the combination.

You should rely only on the information contained or incorporated by reference in this joint proxy statement/prospectus. MICT and Tingo have not authorized anyone to provide you with information that is different from that contained or incorporated by reference in this joint proxy statement/prospectus. This joint proxy statement/prospectus is dated            , and you should not assume that the information contained in this joint proxy statement/prospectus is accurate as of any date other than such date unless otherwise specifically provided herein.

Further, you should not assume that the information incorporated by reference in this joint proxy statement/prospectus is accurate as of any date other than the date of the incorporated document. Neither the mailing of this joint proxy statement/prospectus to MICT stockholders or Tingo stockholders nor the issuance by MICT of shares of MICT common stock pursuant to the merger agreement will create any implication to the contrary.

This joint proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction.

Unless otherwise indicated or the context otherwise requires, when used in this joint proxy statement/prospectus:

•        “aggregate ownership ratio” means 3.444 times the aggregate number of outstanding shares of MICT stock for all of the outstanding shares of Tingo as described in the merger agreement;

•        “alternative acquisition agreement” refers to a definitive acquisition agreement, merger agreement or similar definitive agreement with respect to a Tingo superior proposal;

•        “business day” refers to any day other than a Saturday, Sunday or a legal holiday on which commercial banking institutions in New York, New York are authorized to close for business, excluding as a result of “stay at home”, “shelter-in-place”, “non-essential employee” or any other similar orders or restrictions or the closure of any physical branch locations at the direction of any governmental authority so long as the electronic funds transfer systems, including for wire transfers, of commercially banking institutions in New York, New York are generally open for use by customers on such day;

•        “Code” refers to the Internal Revenue Code of 1986, as amended;

•        “combination” refers to the merger;

•        “combined company” refers to MICT following the completion of the combination;

•        “combined company board” refers to the board of directors of the combined company;

•        “DGCL” refers to the General Corporation Law of the State of Delaware;

•        “effective time” refers to the date and time when the merger becomes effective under the NRS, which will be the date and time at which the certificate of merger with respect to the merger is filed with the Secretary of State of the State of Nevada, or such other time as may be mutually agreed to by MICT and Tingo and specified in the certificate of merger;

•        “end date” refers to December 31, 2022, the date on which, subject to certain limitations in the merger agreement, the merger agreement may be terminated and the combination abandoned by either MICT or Tingo;

•        “Exchange Act” refers to the Securities Exchange Act of 1934, as amended;

•        “GAAP” refers to U.S. generally accepted accounting principles;

•        “Houlihan Lokey” refers Houlihan Lokey, a financial advisor to MICT in connection with the combination;

•        “HSR Act” refers to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended;

•        “merger” refers to the merger of Merger Sub with and into Tingo, with Tingo continuing as the surviving corporation;

•        “merger agreement” refers to the Amended and Restated Agreement and Plan of Merger, dated as of June 15, 2022, as it may be amended from time to time, by and among MICT, Merger Sub, and Tingo, Amending the original merger agreement;

•        “Merger Sub” refers to MICT Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of MICT, formed for the purpose of effecting the combination;

•        “MICT” refers to MICT, Inc., a Delaware corporation;

•        “MICT adjournment proposal” refers to the proposal for MICT stockholders to approve the adjournment of the MICT special meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the MICT special meeting to approve the MICT merger proposal, the MICT charter amendment proposal, the MICT director election proposal, the Nasdaq proposal and the Equity Incentive Plan proposal;

•        “MICT alternative acquisition proposal” refers to any proposal or offer (other than by Tingo or any of its affiliates) to purchase or otherwise acquire, directly or indirectly, in one transaction or a series of transactions, (i) beneficial ownership (as defined under Section 13(d) of the Exchange Act) of more than twenty percent (20%) of any class of equity securities of MICT pursuant to a merger, reorganization, recapitalization, consolidation or other business combination, sale of shares of capital stock by MICT, tender offer, exchange offer or similar transaction, or (ii) any one or more assets or businesses of MICT and its subsidiaries that constitute more than twenty percent (20%) of the consolidated revenues or assets of MICT and its subsidiaries, taken as a whole;

•        “MICT board of directors” refers to the board of directors of MICT;

•        “MICT bylaws” refers to the Third Amended and Restated Bylaws of MICT adopted on January 9, 2022;

•        “MICT charter” refers to the Amended and Restated Certificate of Incorporation of MICT, Inc., dated as of May 10, 2022, as amended;

•        “MICT charter amendment” refers to the amendment to the MICT charter in connection with the consummation of the combination and the share issuance to increase the number of authorized shares of MICT capital stock from 440,000,000 to           , of which            shares will be common stock and            shares will be preferred stock;

•        “MICT charter amendment proposal” refers to the proposal for MICT stockholders to approve and adopt the MICT charter amendment;

•        “MICT common stock” refers to the common stock, par value $0.01 per share, of MICT;

•        “MICT intervening event” refers to any event, change, occurrence or development occurring after the date of the merger agreement that materially affects the business, financial condition or operations of MICT and was unknown and not reasonably foreseeable to the MICT board of directors and executive officers of MICT as of the date of the merger agreement (or, if known or reasonably foreseeable, the material consequences of which were not known or reasonably foreseeable to the MICT board of directors and executive officers of MICT, after due inquiry, as of the date of the merger agreement), prior to the approval of the MICT merger proposal and the MICT charter amendment proposal; provided that the receipt, existence or terms of a MICT alternative acquisition proposal or MICT superior proposal shall not be deemed to be a MICT intervening event;

•        “MICT merger proposal” refers to the proposal for MICT stockholders to approve the merger agreement and the transactions contemplated by the merger agreement;

•        “MICT record date” refers to             , 2022;

•        “MICT recommendation” refers to the recommendation of the MICT board of directors that holders of shares of MICT common stock approve the MICT merger proposal, the MICT charter amendment proposal, the MICT director election proposal, the Nasdaq proposal and the Equity Incentive Plan proposal;

•        “MICT special meeting” refers to the special meeting of MICT stockholders to consider and vote upon the MICT merger proposal, the MICT charter amendment proposal, the MICT director election proposal, the Nasdaq proposal and the Equity Incentive Plan proposal and the MICT adjournment proposal;

•        “MICT superior proposal” refers to any MICT alternative acquisition proposal (with all percentages in the definition of “MICT alternative acquisition proposal” increased to fifty percent (50%)) made by a third party (a) that did not result from or arise out of a material breach of the “no-shop” provision of the merger agreement by MICT that the MICT board of directors determines in good faith, after consultation with its outside legal counsel and financial advisors and considering such factors as the MICT board of directors considers to be appropriate (including the likelihood and timing of consummation of the transactions contemplated by the merger agreement in accordance with its terms), contains terms that are more favorable to MICT’s stockholders than the transactions contemplated by the merger agreement, taking into account all terms and conditions of such transaction (including, as applicable, any changes to the terms of the merger agreement committed to by Tingo to the MICT board of directors in writing in response to such MICT alternative acquisition proposal, any breakup fees, expense reimbursement provisions and financial terms), and (b)(i) that is conditioned upon the termination of the merger agreement or any other failure of the combination to be consummated, or (ii) that otherwise does not expressly endorse or support the merger agreement and the consummation of the combination.

•        “Nasdaq” refers to the Nasdaq Global Select Market;

•        “NRS” means Chapter 78 of Nevada Revised Statutes, as amended, Sections 78.010 through 78.785, inclusive;

•        “original merger agreement” refers to the Agreement and Plan of Merger, dated as of May 10, 2022, as it may be amended from time to time, by and among MICT, Merger Sub, and Tingo;

•        “SEC” refers to the U.S. Securities and Exchange Commission;

•        “Securities Act” refers to the Securities Act of 1933, as amended;

•        “share issuance” refers to the issuance of shares of MICT common stock to Tingo stockholders in connection with the combination;

•        “stock consideration” refers to the right of Tingo stockholders to receive a number of shares of MICT common stock equal to the exchange ratio in exchange for each share of Tingo Class A common stock pursuant to the merger agreement, subject to the payment of cash in lieu of fractional shares;

•        “Tingo adjournment proposal” refers to the proposal for Tingo stockholders to approve the adjournment of the Tingo special meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the Tingo special meeting to approve the Tingo merger proposal;

•        “Tingo alternative acquisition proposal” refers to any proposal or offer (other than by MICT, Merger Sub) to purchase or otherwise acquire, directly or indirectly, in one transaction or a series of transactions, (i) beneficial ownership (as defined under Section 13(d) of the Exchange Act) of more than twenty percent (20%) of any class of equity securities of Tingo pursuant to a merger, reorganization, recapitalization, consolidation or other business combination, sale of shares of capital stock by Tingo, tender offer, exchange offer or similar transaction or (ii) any one or more assets or businesses of Tingo and its Subsidiaries that constitute more than twenty percent (20%) of the consolidated revenues or assets of Tingo and its subsidiaries, taken as a whole;

•        “Tingo board of directors” refers to the board of directors of Tingo;

•        “Tingo bylaws” refers to the Bylaws of Tingo adopted on September 15, 2021;

•        “Tingo charter” refers to the Amended and Restated Articles of Incorporation of Tingo, Inc., dated as of October 18, 2021;

•        “Tingo common stock” collectively refers to (i) Class A common stock, par value $0.001 per share; and (ii) Class B common stock, par value $0.001 per share, of Tingo;

•        “Tingo compensation proposal” refers to the proposal for Tingo stockholders to approve, on a non-binding advisory basis, the compensation that may be paid or become payable to Tingo named executive officers that is based on or otherwise relates to the transactions contemplated by the merger agreement;

•        “Tingo intervening event” refers to any event, change, occurrence or development occurring after the date of the merger agreement that materially affects the business, financial condition or operations of Tingo and was unknown and not reasonably foreseeable to the Tingo board of directors and executive officers of the Tingo as of the date of the merger agreement (or, if known or reasonably foreseeable, the material consequences of which were not known or reasonably foreseeable to the board of directors and executive officers of the Tingo, after due inquiry, as of the date of the merger agreement), prior to approval of the Tingo merger proposal; provided that the receipt, existence or terms of a Tingo alternative acquisition proposal or Tingo superior proposal will not be deemed to be a Tingo intervening event;

•        “Tingo merger proposal” refers to the proposal for Tingo stockholders to adopt the merger agreement;

•        “Tingo preferred stock exchange” refers to the either exchange or conversion of all of the issued and outstanding shares of Tingo preferred stock for shares of Tingo common stock at the applicable conversion ratio (including any accrued or declared but unpaid dividends) as set forth in the Tingo charter;

•        “Tingo recommendation” refers to the recommendation of the Tingo board of directors that the holders of the shares of Tingo common stock approve and adopt the merger agreement and the transactions contemplated thereby, including the merger;

•        “Tingo record date” refers to             , 2022;

•        “Tingo special meeting” refers to the special meeting of Tingo stockholders to consider and vote upon the Tingo merger proposal, the Tingo compensation proposal, and the Tingo adjournment proposal;

•        “Tingo special meeting website” refers to the website that Tingo stockholders can visit to attend and vote at the Tingo special meeting, accessible at the following web address:            ;

•        “Tingo stockholders” refers to holders of Tingo common stock; and

•        “Tingo superior proposal” refers to any Tingo alternative acquisition proposal (with all percentages in the definition of “Tingo alternative acquisition proposal” increased to fifty percent (50%)) made by a third party that did not result from or arise out of a material breach of the “no-shop” provision of the merger agreement by Tingo that the Tingo board of directors determines in good faith, after consultation with its outside legal counsel and financial advisors and considering such factors as the Tingo board of directors considers to be appropriate (including the likelihood and timing of consummation of the transactions contemplated thereby in accordance with its terms, including the prospects for obtaining required approvals and financing), contains terms that are more favorable to the Tingo’s stockholders than the transactions contemplated by the merger agreement, taking into account all terms and conditions of such transaction (including, as applicable, any changes to the terms of the merger agreement committed to by MICT to the Tingo board of directors in writing in response to such Tingo alternative acquisition proposal, any breakup fees, expense reimbursement provisions and financial terms).

i

COMPARATIVE PER SHARE MARKET PRICE AND DIVIDEND INFORMATION

Market Prices

MICT common stock is listed on the Nasdaq under the symbol “MICT” and Tingo common stock is quoted on OTC Markets under the symbol “TMNA.”

The following table sets forth the closing sale price per share of MICT common stock and Tingo common stock reported on Nasdaq, respectively, as of (1) May 9, 2022, the trading day before the public announcement of the execution of the merger agreement and (2) July 22, 2022, the latest practicable trading date before the date of this joint proxy statement/prospectus. The table also shows the estimated implied value of the per share merger consideration for each share of Tingo common stock as of the same two days. This implied per share value was calculated by the product obtained by multiplying the closing prices per share of MICT common stock on those dates by an exchange ratio of 3.44 in the case of the implied per share value of the merger consideration as of July 22, 2022, calculated based on the MICT common stock price of $0.65 as of such date, and an exchange ratio of 3.44 in the case of the implied per share value of the merger consideration as of May 9, 2022, calculated based on the MICT common stock price of $0.54 as of such date.

	MICT Common Stock	Tingo Common Stock	Implied Per Share Value of Merger Consideration
July 22, 2022	$0.65	$0.69	$2.24
May 9, 2022	$0.54	$2.68	$1.86

The market prices of MICT common stock and Tingo common stock have fluctuated since the date of the announcement of the combination and will continue to fluctuate from the date of this joint proxy statement/prospectus to the date of the Tingo special meeting and the date the merger is completed and thereafter (in the case of MICT common stock). The number of shares of MICT common stock that Tingo stockholders will receive as consideration in the combination is fixed and will not change. Consequently, the value of the merger consideration to be received by Tingo stockholders is dependent entirely upon the closing trading price of MICT stock on the date the merger is completed. Accordingly, MICT stockholders and Tingo stockholders are advised to obtain current market quotations for MICT common stock in determining whether to vote in favor of the MICT merger proposal and the MICT charter amendment proposal, in the case of MICT stockholders, or the Tingo merger proposal, in the case of Tingo stockholders.

Dividends

MICT has never declared or paid any cash dividends on its common stock. MICT anticipates retaining future earnings for the development, operation, and expansion of its business, and does not anticipate declaring or paying any cash dividends for the foreseeable future. In addition, MICT’s ability to pay cash dividends on MICT common stock may be prohibited or limited by the terms of future debt financing arrangements.

Tingo has never declared nor paid any cash dividends on Tingo common stock. Under the terms of the merger agreement, Tingo is not permitted to pay or set aside any dividend or other distribution (whether in cash, equity or property or any combination thereof) in respect of its equity interests during the pre-closing period without the prior written consent of MICT.

TRADEMARKS

Trademarks and logos mentioned herein are the property of their respective owners.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

The registration statement on Form S-4 of which this joint proxy statement/prospectus forms a part, the documents that MICT and Tingo refer you to in the registration statement and oral statements made or to be made by MICT and Tingo include certain “forward-looking statements” within the meaning of, and subject to the safe harbor created by, Section 27A of the Securities Act, Section 21E of the Exchange Act and the Private Securities Litigation Reform Act of 1995, which are referred to as the “safe harbor provisions.” Statements contained or incorporated by reference in the registration statement of which this joint proxy statement/prospectus forms a part that are not historical facts are forward-looking statements, including statements regarding the anticipated benefits of the combination, the anticipated impact of the combination on the combined company’s business and future financial and operating results, the expected amount and timing of anticipated synergies from the combination, the anticipated timing of closing of the combination and other aspects of MICT’s or Tingo’s operations or operating results. Words such as “may,” “should,” “will,” “believe,” “expect,” “anticipate,” “target,” “project,” and similar phrases that denote future expectations or intent regarding the combined company’s financial results, operations, and other matters are intended to identify forward-looking statements that are intended to be covered by the safe harbor provisions. Investors are cautioned not to rely upon forward-looking statements as predictions of future events. The outcome of the events described in these forward-looking statements is subject to known and unknown risks, uncertainties, and other factors that may cause future events to differ materially from the forward-looking statements in this report, including:

•        risks that the market value of the consideration payable to Tingo stockholders in the combination will fluctuate with the market price of MICT common stock;

•        risks relating to fluctuations of the market value of MICT and Tingo’s common stock before the completion of the combination, including as a result of uncertainty as to the long-term value of the common stock of the combined company or as a result of broader stock market movements;

•        the inability to complete the combination due to the failure of MICT stockholders to approve the share issuance or of Tingo stockholders to adopt the merger agreement, or the failure to satisfy any of the other conditions to the completion of the combination, including regulatory approvals, in a timely manner or otherwise;

•        delays in closing, or the failure to close, the combination for any reason, could negatively impact MICT, Tingo or the combined company;

•        the market price for shares of MICT common stock may be affected by factors different from, or in addition to, those that historically have affected or currently affect the market price of shares of Tingo common stock;

•        the share issuance may cause the market price of MICT common stock to decline;

•        Tingo stockholders who receive shares of MICT common stock in the combination will have rights as MICT stockholders that differ from their current rights as Tingo stockholders;

•        after the combination, Tingo stockholders will have a significantly lower ownership and voting interest in MICT than they currently have in Tingo and will exercise less influence over management and policies of the combined company;

•        until the completion of the combination or the termination of the merger agreement pursuant to its terms, MICT and Tingo are each prohibited from entering into certain transactions and taking certain actions that might otherwise be beneficial to MICT, Tingo and/or their respective stockholders.

•        obtaining required approvals and satisfying closing conditions may prevent or delay completion of the combination;

•        failure to attract, motivate and retain executives and other key employees could diminish the anticipated benefits of the combination;

•        the combination, and uncertainty regarding the combination, may cause business partners, or vendors to delay or defer decisions concerning MICT or Tingo and adversely affect each company’s ability to effectively manage its respective business, which could adversely affect each company’s business, operating results and financial position and, following the completion of the combination, the combined company’s;

•        whether or not the combination is completed, the announcement and pendency of the combination could cause disruptions in the businesses of MICT and Tingo, which could have an adverse effect on their respective businesses and financial results;

•        Tingo directors and executive officers have interests and arrangements that may be different from, or in addition to, those of Tingo stockholders generally;

•        the merger agreement contains provisions that could discourage a potential competing acquirer that might be willing to pay more to acquire or merge with either MICT or Tingo;

•        the combination will involve substantial costs;

•        MICT stockholders will not be entitled to appraisal rights in the combination;

•        Lawsuits may in the future be filed against MICT, Tingo, and members of their respective boards of directors, challenging the combination, and an adverse ruling in any such lawsuit may prevent the combination from becoming effective or from becoming effective within the expected time frame;

•        if the combination does not qualify as a reorganization there may be adverse tax consequences;

•        combining the businesses of MICT and Tingo may be more difficult, costly or time-consuming than expected and the combined company may fail to realize the anticipated benefits of the combination, which may adversely affect the combined company’s business results and negatively affect the value of the combined company’s common stock;

•        the combined company may be unable to realize the anticipated synergies and expects to incur substantial expenses related to the combination, which could adversely affect the combined company’s business, financial condition and results of operations;

•        certain contractual counterparties may seek to modify contractual relationships with the combined company, which could have an adverse effect on the combined company’s business and operations;

•        completion of the transaction may trigger change in control, assignment or other provisions in certain agreements to which Tingo is a party, which may have an adverse impact on the combined company’s business and results of operations;

•        the combined company may be exposed to increased litigation, which could have an adverse effect on the combined company’s business and operations;

•        the unaudited pro forma condensed combined financial information in this joint proxy statement/prospectus is presented for illustrative purposes only and may not be reflective of the operating results and financial condition of the combined company following completion of the combination;

•        the combined company’s debt may limit its financial flexibility; and

•        the COVID-19 pandemic may cause harm to the business, results of operations, and financial condition of the combined company.

The forward-looking statements contained in this joint proxy statement/prospectus are also subject to additional risks, uncertainties, and factors, including those described in MICT’s and Tingo’s most recent Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q and other documents filed by either of them from time to time with the SEC. See the section titled “Where You Can Find More Information.”

The forward-looking statements included in this report are made only as of the date hereof. MICT and Tingo do not undertake to update, alter or revise any forward-looking statements made in this report to reflect events or circumstances after the date of this report or to reflect new information or the occurrence of unanticipated events, except as required by law.

QUESTIONS AND ANSWERS

The following questions and answers briefly address some questions that you, as a MICT stockholder or Tingo stockholder, may have regarding the combination and the other matters being considered at the MICT special meeting or the Tingo special meeting, as applicable. You are urged to carefully read this joint proxy statement/prospectus and the other documents referred to in this joint proxy statement/prospectus in their entirety because this section may not provide all the information that is important to you regarding these matters. See “Summary” for a summary of important information regarding the merger agreement, the combination and the related transactions. Additional important information is contained in the annexes to, and the documents incorporated by reference in, this joint proxy statement/prospectus. You may obtain the information incorporated by reference in this joint proxy statement/prospectus, without charge, by following the instructions in the section titled “Where You Can Find More Information.”

Why am I receiving this joint proxy statement/prospectus?

You are receiving this joint proxy statement/prospectus because MICT and Tingo have entered into the merger agreement, which provides for the combination of MICT and Tingo. Upon the terms and subject to the conditions set forth in the merger agreement, MICT will acquire all of the outstanding shares of Tingo through a merger of Merger Sub with and into Tingo, with Tingo continuing as the surviving corporation in the merger and as a wholly owned subsidiary of MICT. The merger agreement, which governs the terms and conditions of the combination, is attached as Annex A hereto.

Your vote is required in connection with the combination. MICT and Tingo are sending these materials to their respective stockholders to help them decide how to vote their shares with respect to the MICT merger proposal, MICT charter amendment proposal, the MICT director election proposal, the Nasdaq proposal and the Equity Incentive Plan proposal, in the case of MICT, and the approval and adoption of the merger agreement and the combination, in the case of Tingo, and other important matters.

What matters am I being asked to vote on?

In order to complete the combination, among other things:

•        MICT stockholders must approve the MICT merger proposal, the MICT charter amendment proposal, the MICT director election proposal, the Nasdaq proposal, and the Equity Incentive Plan proposal; and

•        Tingo stockholders must approve the Tingo merger proposal.

MICT: MICT is holding the MICT special meeting to obtain approval of the MICT merger proposal, the MICT charter amendment proposal, the MICT director election proposal, the Nasdaq proposal, and the Equity Incentive Plan proposal. At the MICT special meeting, MICT stockholders will also be asked to consider and vote on the MICT adjournment proposal.

Tingo: Tingo is holding the Tingo special meeting to obtain approval of the Tingo merger proposal. At the Tingo special meeting, Tingo stockholders will also be asked to consider and vote on the Tingo adjournment proposal.

Does my vote matter?

Yes, your vote is very important, regardless of the number of shares that you own. The combination cannot be completed unless the MICT merger proposal, the MICT charter amendment proposal, the MICT director election proposal, the MICT Nasdaq proposal and the Equity Incentive Plan proposal are approved by MICT stockholders and the Tingo merger proposal is approved by Tingo stockholders.

The approval of the MICT adjournment proposal and the Tingo adjournment proposal are not required to complete the combination.

When and where will each of the special meetings take place?

MICT: The MICT special meeting will be held virtually via a live, audio-only webcast on         , 2022, beginning at         , Eastern Time. There will not be a physical meeting location. In light of continuing public health and travel concerns arising from the coronavirus (COVID-19) outbreak, MICT believes hosting a virtual meeting helps ensure the health and safety of its stockholders, the MICT board of directors and MICT management. Additionally, the virtual nature of the MICT special meeting is generally designed to enable participation of and access by more of MICT. MICT stockholders will be able to virtually attend and vote at the MICT special meeting by visiting         , which is referred to as the “MICT special meeting website.” In order to virtually attend and vote at the MICT special meeting, you will need the 16-digit control number located on your proxy card. If you hold your shares of MICT common stock in “street name,” you may virtually attend and vote at the MICT special meeting only if you obtain a specific control number from your brokerage firm, bank, dealer or other similar organization, trustee, or nominee giving you the right to vote such shares.

Tingo: The Tingo special meeting will be held virtually via live webcast on         , 2022, beginning at         , Eastern Time. There will not be a physical meeting location. In light of continuing public health and travel concerns arising from the coronavirus (COVID-19) outbreak, Tingo believes hosting a virtual meeting helps ensure the health and safety of its stockholders, the Tingo board of directors and Tingo management. Additionally, the virtual nature of the Tingo special meeting is generally designed to enable participation of and access by more of Tingo stockholders while decreasing the cost of conducting the Tingo special meeting. Tingo stockholders will be able to virtually attend and vote at the Tingo special meeting by visiting         , which is referred to as the “Tingo special meeting website.” Tingo stockholders of record as of the Tingo record date can virtually attend and vote at the Tingo special meeting, by using the Voter Control Number issued by Broadridge included with your proxy materials. If you hold your shares of Tingo common stock in “street name,” you may virtually attend the Tingo special meeting as a guest. If you hold shares in “street name” through a bank, broker or other nominee and intend to vote your shares at the Tingo special meeting, you must request and obtain a valid “legal proxy” from your bank, broker or other nominee to attend the Tingo special meeting as a stockholder with Broadridge.

Even if you plan to virtually attend your respective company’s special meeting, MICT and Tingo recommend that you vote by proxy in advance as described below so that your vote will be counted if you later decide not to or become unable to virtually attend the applicable special meeting.

What will Tingo stockholders receive for their shares of Tingo common stock if the combination is completed?

As consideration for the merger, the Tingo stockholders collectively shall be entitled to receive from MICT, in the aggregate, a number of shares of MICT common stock equal to (the “merger consideration”) the product of (x) 3.44444 and (y) the number of shares of MICT’s “Pre-Closing Securities” (as such term is defined in the merger agreement) outstanding at the time of the merger, which is also referred to herein as the “Tingo Merger Consideration”); provided, that the Tingo Merger Consideration otherwise payable to Tingo stockholders is subject to the withholding of the Escrow Shares deposited in the Escrow Account in accordance with Section 1.15 of the merger agreement, and after the Closing is subject to reduction for the indemnification obligations of the Indemnifying Parties set forth in Article VI of the merger agreement.

If the merger is completed, each share of Tingo common stock outstanding as of immediately prior to the effective time, other than dissenting shares and treasury shares, will be converted into the right to receive a number of shares of common stock, par value $0.001 per share, of MICT, which is referred to as “MICT common stock,” in accordance with the calculation described above, with each Tingo stockholder being entitled to receive its pro rata share of the merger consideration. No fractional shares of MICT common stock will be issued as consideration for the merger, and each person who would otherwise be entitled to a fraction of a share of MICT common stock will instead have the number of shares of MICT common stock issued to such person rounded down in the aggregate to the nearest whole share of MICT common stock. MICT stockholders will continue to own their existing shares of MICT common stock.

As described above, the number of shares of MICT common stock that Tingo stockholders will receive as consideration in the combination is fixed and may not change. Consequently, the value of the Tingo Merger Consideration to be received by the Tingo stockholders depends entirely upon the closing trading price of MICT’s common stock on the date that the merger is completed. Based on the closing price of MICT common stock on Nasdaq of $0.65 on July 22, 2022, the latest practicable trading day prior to the date of the accompanying joint proxy statement/prospectus, the implied value of the consideration payable to Tingo stockholders in the combination was approximately $0.26 per share of Tingo common stock. The MICT common stock price will not be determinable until the close of trading on the day preceding the closing date of the combination. The market price of shares of MICT common stock that Tingo stockholders receive at the time the combination is completed could be greater than, less than or the same as the market price of shares of MICT common stock on the date of this joint proxy statement/prospectus or on the date of the MICT special meeting and the Tingo special meeting. Accordingly, you should obtain current market quotations for MICT common stock before deciding how to vote on the MICT merger proposal, MICT charter amendment proposal, the MICT director election proposal, the Nasdaq proposal, the Equity Incentive Plan proposal and the Tingo merger proposal, as applicable. MICT common stock is traded on Nasdaq under the symbol “MICT” and Tingo common stock is quoted on the OTC Markets trading platform under the symbol “TMNA”. Shares of MICT common stock will continue trading on Nasdaq under the symbol “      ” after completion of the combination. For more information regarding the merger consideration to be received by Tingo stockholders if the combination is completed, see Section 1.9 of the merger agreement.

Did the MICT’s board of directors obtain a third-party valuation or fairness opinion in determining whether or not to proceed with the merger?

Yes, MICT’s board of directors obtained a fairness opinion from Houlihan Lokey. For a description of the opinion issued by Houlihan Lokey, please see “The MICT Merger Proposal — Opinion of Houlihan Lokey.”

How does the MICT board of directors recommend that I vote at the MICT special meeting?

The MICT board of directors has unanimously determined and resolved that the combination and the charter amendment, on the terms and subject to the conditions set forth in the merger agreement, the election of directors, the Nasdaq listing and the Equity Incentive Plan are advisable and fair to, and in the best interests of, MICT and the MICT stockholders, and has approved the merger agreement and the transactions contemplated thereby, including the combination, the charter amendment, the election of directors, the Nasdaq listing and the Equity Incentive Plan. Accordingly, the MICT board of directors unanimously recommends that MICT stockholders vote “FOR” the MICT merger proposal, “FOR” the MICT charter amendment proposal, “FOR” the MICT director election proposal, “FOR” the Nasdaq proposal, “FOR” the Equity Incentive Plan proposal and “FOR” the MICT adjournment proposal.

Other than with respect to continued service for, employment by and the right to continued indemnification by the combined company, as of the date of this joint proxy statement/prospectus, MICT directors and executive officers do not have interests in the combination that are different from, or in addition to, the interests of other MICT stockholders generally. See the section titled “Interests of MICT Directors and Executive Officers in the Combination.”

How does the Tingo board of directors recommend that I vote at the Tingo special meeting?

The Tingo board of directors has unanimously determined and resolved that the merger agreement and the combination are advisable and fair to, and in the best interests of, Tingo and the Tingo stockholders, and approved the merger agreement and the transactions contemplated thereby, including the combination. Accordingly, the Tingo board of directors unanimously recommends that Tingo stockholders vote “FOR” the Tingo merger proposal, “FOR” the Tingo compensation proposal and “FOR” the Tingo adjournment proposal.

In considering the recommendations of the Tingo board of directors, Tingo stockholders should be aware that Tingo directors and executive officers have interests in the combination that are different from, or in addition to, their interests as Tingo stockholders generally. These interests may include, among others, the acceleration of outstanding Tingo equity awards upon certain terminations of employment or service, MICT’s agreement to add four of Tingo’s current directors and one of Tingo’s executive officers to the MICT board of directors as designated by Tingo and approved by MICT, and the combined company’s agreement to indemnify Tingo directors and executive officers against certain claims and liabilities. For a more complete description of these interests, see the section titled “Interests of Tingo Directors and Executive Officers in the Combination.”

Who is entitled to vote at each special meeting?

MICT

All holders of record of shares of MICT common stock who held shares at the close of business on            , 2022, the MICT record date, are entitled to receive notice of, and to vote at, the MICT special meeting. Virtual attendance at the MICT special meeting via the MICT special meeting website is not required to vote. See below and the section titled “The MICT Special Meeting — Methods of Voting” for instructions on how to vote without virtually attending the MICT special meeting.

Tingo

All holders of record of shares of Tingo common stock who held shares at the close of business on            , 2022, the Tingo record date, are entitled to receive notice of, and to vote at, the Tingo special meeting. Virtual attendance at the Tingo special meeting via the Tingo special meeting website is not required to vote. See below and the section titled “The Tingo Special Meeting — Methods of Voting” for instructions on how to vote without virtually attending the Tingo special meeting.

What is a proxy?

A proxy is a stockholder’s legal designation of another person to vote shares owned by such stockholder on their behalf. If you are a stockholder of record, you can vote by proxy over the internet or by mail by following the instructions provided in the enclosed proxy card, or, by telephone if you are MICT stockholder of record. If you hold shares beneficially through a broker, bank or other nominee in “street name,” you should follow the voting instructions provided by your broker, bank or other nominee.

How many votes do I have at each special meeting?

MICT

Each MICT stockholder is entitled to one vote on each proposal for each share of MICT common stock held of record at the close of business on the MICT record date. At the close of business on the MICT record date, there were            shares of MICT common stock outstanding.

Tingo

Each holder of Tingo Class A common stock is entitled to one (1) vote on each proposal for each share of Tingo Class A common stock held of record at the close of business on the Tingo record date. Each holder of Tingo Class B common stock is entitled to ten (10) votes on each proposal for each share of Tingo Class B common stock held of record at the close of business on the Tingo record date. At the close of business on the Tingo record date, there were 1,227,516,211 shares of Tingo Class A common stock outstanding, and 65,000,000 shares of Tingo Class B common stock outstanding.

What constitutes a quorum for each special meeting?

A quorum is the minimum number of shares required to be represented, either through virtual attendance or through representation by proxy, to hold a valid meeting.

MICT

The holders of a majority of the issued and outstanding shares of MICT common stock entitled to vote at the MICT special meeting must be present in person or represented by proxy in order to constitute a quorum for the transaction of business at the MICT special meeting. Virtual attendance at the MICT special meeting will constitute presence in person for the purpose of determining the presence of a quorum for the transaction of business at the MICT special meeting. Abstentions will count as votes present and entitled to vote for the purpose of determining the presence of a quorum for the transaction of business at the MICT special meeting. Since all of the proposals currently expected to be voted on at the MICT special meeting are considered non-routine matters, shares held in “street name” through a broker, bank or other nominee will not be counted as present for the purpose of determining the existence of a quorum if such broker, bank or other nominee does not have instructions to vote on any such proposals.

Tingo

The holders of a majority of the voting power of the shares of Tingo common stock entitled to vote at the Tingo special meeting must be present in person or represented by proxy in order to constitute a quorum for the transaction of business at the Tingo special meeting. Virtual attendance at the Tingo special meeting will constitute presence in person for the purpose of determining the presence of a quorum for the transaction of business at the Tingo special meeting. Abstentions will count as votes present and entitled to vote for the purpose of determining the presence of a quorum for the transaction of business at the Tingo special meeting. Since all of the proposals currently expected to be voted on at the Tingo special meeting are considered non-routine matters, shares held in “street name” through a broker, bank or other nominee will not be counted as present for the purpose of determining the existence of a quorum if such broker, bank or other nominee does not have instructions to vote on any such proposals.

What happens if the combination is not completed?

If the MICT merger proposal, the MICT charter amendment proposal, the MICT director election proposal, the Nasdaq proposal and the Equity Incentive Plan proposal are not approved by MICT stockholders, if the Tingo merger proposal is not approved by Tingo stockholders or if the combination is not completed for any other reason, Tingo stockholders will not receive the merger consideration or any other consideration in connection with the combination, and their shares of Tingo common stock will remain outstanding.

If the combination is not completed, Tingo will remain an independent public company, the Tingo common stock will continue to be quoted on OTC Markets under the symbol “TMNA” and MICT will not complete the combination contemplated by the merger agreement, regardless of whether the MICT merger proposal and the MICT charter amendment proposal have been approved by MICT stockholders.

If the merger agreement is terminated under specified circumstances, such as by way of the board of MICT withdrawing its approval of the merger agreement or otherwise changing its recommendation that MICT’s shareholders vote in favor of consummating the merger, MICT may be required to pay Tingo a termination fee of $5 million. See Article VIII of the merger agreement.

How can I vote my shares at my respective special meeting?

MICT

Shares held directly in your name as a MICT stockholder of record may be voted at the MICT special meeting via the MICT special meeting website at            . You will need the 16-digit control number included on your proxy card in order to access and vote via the MICT special meeting website as described in the section titled “The MICT Special Meeting — Virtually Attending the MICT Special Meeting.”

If you hold your shares through a stockbroker, nominee, fiduciary or other custodian you may also be able to vote through a program provided through Broadridge Financial Solutions (“Broadridge”) that offers Internet voting options. If your shares are held in an account at a brokerage firm or bank participating in the Broadridge program, you are offered the opportunity to elect to vote via the Internet. Votes submitted via the Internet through the Broadridge program must be received by 11:59 p.m. Eastern Time on            , 2022. See the section titled “The MICT Special Meeting — Virtually Attending the MICT Special Meeting.”

Tingo

Shares held directly in your name as a Tingo stockholder of record may be voted at the Tingo special meeting via the MICT special meeting website at            . You will need the 16-digit control number included on your proxy card in order to access and vote via the Tingo special meeting website as described in the section titled “The Tingo Special Meeting — Virtually Attending the Tingo Special Meeting.”

If you hold your shares through a stockbroker, nominee, fiduciary or other custodian you may also be able to vote through a program provided through Broadridge that offers Internet voting options. If your shares are held in an account at a brokerage firm or bank participating in the Broadridge program, you are offered the opportunity to elect to vote via the Internet. Votes submitted via the Internet through the Broadridge program must be received by 11:59 p.m. Eastern Time on            , 2022. See the section titled “The Tingo Special Meeting — Virtually Attending the Tingo Special Meeting.”

Even if you plan to virtually attend your respective company’s special meeting via the applicable special meeting website, MICT and Tingo recommend that you vote by proxy in advance as described below so that your vote will be counted if you later decide not to or become unable to virtually attend the respective special meeting.

For additional information on virtually attending the special meetings, see the sections titled “The MICT Special Meeting” and “The Tingo Special Meeting.”

How can I vote my shares without virtually attending my company’s special meeting?

Whether you hold your shares directly as a stockholder of record of MICT or Tingo or beneficially in “street name,” you may direct your vote by proxy without virtually attending the MICT or Tingo special meeting, as applicable.

MICT

If you are a stockholder of record, you can vote by proxy:

•        by Internet 24 hours a day, seven days a week, until 11:59 p.m. Eastern Time on            , 2022 (have your proxy card in hand when you visit the website);

•        by telephone in accordance with the instructions on your proxy card, until 11:59 p.m. Eastern Time on            , 2022 (have your proxy card in hand when you call); or

•        by completing and mailing your proxy card in accordance with the instructions provided on the proxy card.

If you hold shares beneficially in “street name,” you should follow the voting instructions provided by your bank, broker or other nominee. If you hold your shares through a stockbroker, nominee, fiduciary or other custodian you may also be able to vote through a program provided through Broadridge that offers Internet voting options. If your shares are held in an account at a brokerage firm or bank participating in the Broadridge program, you are offered the opportunity to elect to vote via the Internet. Votes submitted via the Internet through the Broadridge program must be received by 11:59 p.m. Eastern Time on            , 2022.

For additional information on voting procedures, see the section titled “The MICT Special Meeting.”

Tingo

If you are a stockholder of record, you can vote by proxy:

•        by Internet 24 hours a day, seven days a week, until 11:59 p.m. Eastern Time on            , 2022 (have your proxy card in hand when you visit the website);

•        by telephone in accordance with the instructions on your proxy card, until 11:59 p.m. Eastern Time on            , 2022 (have your proxy card in hand when you call); or

•        by completing and mailing your proxy card in accordance with the instructions provided on the proxy card.

If you hold shares beneficially in “street name,” you should follow the voting instructions provided by your bank, broker or other nominee. If you hold your shares through a stockbroker, nominee, fiduciary or other custodian you may also be able to vote through a program provided through Broadridge that offers Internet voting options. If your shares are held in an account at a brokerage firm or bank participating in the Broadridge program, you are offered the opportunity to elect to vote via the Internet. Votes submitted via the Internet through the Broadridge program must be received by 11:59 p.m. Eastern Time on            , 2022.

For additional information on voting procedures, see the section titled “The Tingo Special Meeting.”

What is a “broker non-vote”?

Under Nasdaq rules, banks, brokers and other nominees may use their discretion to vote “uninstructed” shares (i.e., shares of record held by banks, brokers or other nominees, but with respect to which the beneficial owner of such shares has not provided instructions on how to vote on a particular proposal) with respect to matters that are considered to be “routine,” but not with respect to “non-routine” matters. All of the proposals currently expected to be voted on at the MICT special meeting and Tingo special meeting are “non-routine” matters.

A “broker non-vote” occurs on a proposal when (i) a broker, bank or other nominee has discretionary authority to vote on one or more proposals to be voted on at a meeting of stockholders, but is not permitted to vote on other proposals without instructions from the beneficial owner of the shares, and (ii) the beneficial owner fails to provide the broker, bank or other nominee with such instructions. Because all of the proposals currently expected to be voted on at the MICT special meeting and Tingo special meeting are non-routine matters for which brokers do not have discretionary authority to vote, MICT and Tingo do not expect there to be any broker non-votes at the MICT or Tingo special meetings.

What stockholder vote is required for the approval of each proposal at the MICT special meeting? What will happen if I fail to vote or abstain from voting on each proposal at the MICT special meeting?

MICT Proposal 1: MICT Merger Proposal

Assuming a quorum is present at the MICT special meeting, approval of the MICT merger proposal requires the affirmative vote of a majority of votes cast on the MICT merger proposal as well as the affirmative vote of the holders of a majority of the stock having voting power present in person or represented by proxy at the MICT special meeting. Any shares not present or represented by proxy (including due to the failure of a MICT stockholder who holds shares in “street name” through a bank, broker or other nominee to provide voting instructions with respect to any proposals at the MICT special meeting to such bank, broker or other nominee) will have no effect on the outcome of the MICT merger proposal, provided that a quorum is otherwise present. An abstention or other failure of any shares present or represented by proxy to vote on the MICT merger proposal will have the same effect as a vote “AGAINST” the MICT merger proposal for purposes of the requirement that MICT merger proposal receive the affirmative vote of the holders of a majority of the MICT common stock having voting power present in person or represented by proxy at the MICT special meeting. In addition, if a MICT stockholder who holds shares in “street name” through a bank, broker or other nominee provides voting instructions for one or more other proposals, but not for the MICT merger proposal, it will have the same effect as a vote “AGAINST” the MICT merger proposal.

MICT Proposal 2: MICT Charter Amendment Proposal

Assuming a quorum is present at the MICT special meeting, approval of the MICT charter amendment proposal requires the affirmative vote of the holders of MICT common stock representing at least a majority of the outstanding shares of MICT common stock entitled to vote thereon. If you are a MICT stockholder and fail to vote, fail to instruct your bank, broker or other nominee to vote with respect to the MICT charter amendment proposal, or abstain from voting, it will have the same effect as a vote “AGAINST” the MICT charter amendment proposal.

MICT Proposal 3: MICT Director Election Proposal

Assuming a quorum is present at the MICT special meeting, approval of the MICT director election proposal requires a plurality vote of the holders of MICT common stock having voting power present in person or represented by proxy at the MICT special meeting. A plurality means that the individuals who receive the largest number of votes cast “FOR” are elected as directors. An MICT stockholder’s failure to vote by proxy or to vote in person at the MICT special will have no effect on the MICT director election proposal. You may vote “FOR” or “WITHHOLD” authority to vote for each of the director nominees with respect to the MICT director election proposal. “WITHHOLD” votes will be counted towards the number of shares of MICT common stock required to validly establish a quorum but will have no effect on the outcome of the vote on the MICT director election proposal.

MICT Proposal 4: Nasdaq Proposal

Assuming a quorum is present at the MICT special meeting, approval of the Nasdaq proposal requires the affirmative vote of a majority of votes cast on the Nasdaq proposal as well as the affirmative vote of the holders of a majority of the stock having voting power present in person or represented by proxy at the MICT special meeting. Any shares not present or represented by proxy (including due to the failure of a MICT stockholder who holds shares in “street name” through a bank, broker or other nominee to provide voting instructions with respect to any proposals at the MICT special meeting to such bank, broker or other nominee) will have no effect on the outcome of the Nasdaq proposal, provided that a quorum is otherwise present. An abstention or other failure of any shares present or represented by proxy to vote on the Nasdaq proposal will have the same effect as a vote “AGAINST” the Nasdaq proposal for purposes of the requirement that Nasdaq proposal receive the affirmative vote of the holders of a majority of the MICT common stock having voting power present in person or represented by proxy at the MICT special meeting. In addition, if a MICT stockholder who holds shares in “street name” through a bank, broker or other nominee provides voting instructions for one or more other proposals, but not for the Nasdaq proposal, it will have the same effect as a vote “AGAINST” the Nasdaq proposal.

MICT Proposal 5: Equity Incentive Plan Proposal

Assuming a quorum is present at the MICT special meeting, approval of the Equity Incentive Plan proposal requires the affirmative vote of a majority of votes cast on the Equity Incentive Plan proposal as well as the affirmative vote of the holders of a majority of the stock having voting power present in person or represented by proxy at the MICT special meeting. Any shares not present or represented by proxy (including due to the failure of a MICT stockholder who holds shares in “street name” through a bank, broker or other nominee to provide voting instructions with respect to any proposals at the MICT special meeting to such bank, broker or other nominee) will have no effect on the outcome of the Equity Incentive Plan proposal, provided that a quorum is otherwise present. An abstention or other failure of any shares present or represented by proxy to vote on the Equity Incentive Plan proposal will have the same effect as a vote “AGAINST” the Equity Incentive Plan proposal for purposes of the requirement that Equity Incentive Plan proposal receive the affirmative vote of the holders of a majority of the MICT common stock having voting power present in person or represented by proxy at the MICT special meeting. In addition, if a MICT stockholder who holds shares in “street name” through a bank, broker or other nominee provides voting instructions for one or more other proposals, but not for the Equity Incentive Plan proposal, it will have the same effect as a vote “AGAINST” the Equity Incentive Plan proposal.

MICT Proposal 6: MICT Adjournment Proposal

Assuming a quorum is present at the MICT special meeting, approval of the MICT adjournment proposal requires the affirmative vote of the holders of a majority of the MICT common stock having voting power present in person or represented by proxy at the MICT special meeting. Any shares not present or represented by proxy (including due to the failure of a MICT stockholder who holds shares in “street name” through a bank, broker or other nominee to provide voting instructions with respect to any proposals at the MICT special meeting to such bank, broker or other nominee) will have no effect on the outcome of the MICT adjournment proposal, provided that a quorum is otherwise present. An abstention or other failure of any shares present or represented by proxy to vote on the MICT merger proposal will have the same effect as a vote “AGAINST” the MICT adjournment proposal. In addition, if a MICT stockholder who holds shares in “street name” through a bank, broker or other nominee provides voting instructions for one or more other proposals, but not for the MICT adjournment proposal, it will have the same effect as a vote “AGAINST” the MICT adjournment proposal.

What stockholder vote is required for the approval of each Tingo proposal at the Tingo special meeting? What will happen if I fail to vote or abstain from voting on each Tingo proposal at the Tingo special meeting?

Tingo Proposal 1: Tingo Merger Proposal

Assuming a quorum is present at the Tingo special meeting, approval of the Tingo merger proposal requires the affirmative vote of the holders of a majority of the outstanding voting power of Tingo common stock entitled to vote thereon at the close of business on the Tingo record date. If you are a Tingo stockholder and fail to vote, fail to instruct your bank, broker or other nominee to vote with respect to the Tingo merger proposal or abstain from voting, it will have the same effect as a vote “AGAINST” the Tingo merger proposal.

Tingo Proposal 2: Tingo Compensation Proposal

Assuming a quorum is present at the Tingo special meeting, approval of the Tingo compensation proposal requires the affirmative vote of a majority of the voting power of the of Tingo common stock present, including by remote communication, or represented by proxy at the meeting and entitled to vote thereon. Any shares not present or represented by proxy (including due to the failure of a Tingo stockholder who holds shares in “street name” through a bank, broker or other nominee to provide voting instructions with respect to any proposals at the Tingo special meeting to such bank, broker or other nominee) will have no effect on the outcome of the Tingo compensation proposal, provided that a quorum is otherwise present. An abstention or other failure of any shares present or represented by proxy to vote on the Tingo compensation proposal will have the same effect as a vote “AGAINST” the Tingo compensation proposal. In addition, if a Tingo stockholder who holds shares in “street name” through a bank, broker or other nominee provides voting instructions for one or more other proposals, but not for the Tingo compensation proposal, it will have the same effect as a vote “AGAINST” the Tingo compensation proposal.

Tingo Proposal 3: Tingo Adjournment Proposal

Assuming a quorum is present at the Tingo special meeting, approval of the Tingo adjournment proposal requires the affirmative vote of a majority of the voting power of the Tingo common stock present, including by remote communication, or represented by proxy at the meeting and entitled to vote thereon. Any shares not present or represented by proxy (including due to the failure of a Tingo stockholder who holds shares in “street name” through a bank, broker or other nominee to provide voting instructions with respect to any proposals at the Tingo special meeting to such bank, broker or other nominee) will have no effect on the outcome of the Tingo adjournment proposal, provided that a quorum is otherwise present. An abstention or other failure of any shares present or represented by proxy to vote on the Tingo adjournment proposal will have the same effect as a vote “AGAINST” the Tingo adjournment proposal. In addition, if a Tingo stockholder who holds shares in “street name” through a bank, broker or other nominee provides voting instructions for one or more other proposals, but not for the Tingo adjournment proposal, it will have the same effect as a vote “AGAINST” the Tingo adjournment proposal.

Why am I being asked to consider and vote on a proposal to approve, by non-binding advisory vote, the merger-related compensation for Tingo named executive officers, which is referred to as the Tingo compensation proposal? What happens if Tingo stockholders do not approve, by non-binding advisory vote, the Tingo compensation proposal?

Under SEC rules, Tingo is required to seek a non-binding advisory vote of its stockholders relating to the compensation that may be paid or become payable to Tingo named executive officers that is based on or otherwise relates to the combination (also known as “golden parachute” compensation).

Because the vote on the proposal to approve the Tingo compensation proposal is advisory in nature, the outcome of the vote will not be binding upon Tingo or the combined company. Accordingly, the merger-related compensation, which is described under “Interests of Tingo Directors and Executive Officers in the Combination,” may be paid to Tingo’s named executive officers even if Tingo stockholders do not approve the Tingo compensation proposal.

What if I hold shares of both MICT common stock and Tingo common stock?

If you are both a MICT stockholder and a Tingo stockholder, you will receive two separate packages of proxy materials. A vote cast as a MICT stockholder will not count as a vote cast as a Tingo stockholder, and a vote cast as a Tingo stockholder will not count as a vote cast as a MICT stockholder. Therefore, please follow the instructions received with each set of materials you receive in order to submit separate proxies for your shares of MICT common stock and your shares of Tingo common stock.

What is the difference between holding shares as a stockholder of record and as a beneficial owner of shares held in “street name”?

If your shares of MICT common stock or Tingo common stock are registered directly in your name with the transfer agent of MICT or Tingo, respectively, you are considered the stockholder of record with respect to those shares. As the stockholder of record, you have the right to vote directly at the applicable special meeting. You may also grant a proxy directly to MICT or Tingo, as applicable, or to a third party to vote your shares at the applicable special meeting.

If your shares of MICT common stock or Tingo common stock are held by brokerage firm, bank, dealer or other similar organization, trustee, or nominee, you are considered the beneficial owner of shares held in “street name.” Your brokerage firm, bank, dealer or other similar organization, trustee, or nominee will send you, as the beneficial owner, a package describing the procedures for voting your shares. You should follow the instructions provided by your brokerage firm, bank, dealer or other similar organization, trustee, or nominee to vote your shares.

In order to virtually attend and vote at the MICT special meeting via the MICT special meeting website you should follow the voting instructions provided by your bank, broker or other nominee. If you hold your shares of MICT common stock through a stockbroker, nominee, fiduciary or other custodian you may also be able to vote through a program provided through Broadridge that offers Internet voting options. If your shares of MICT common stock are held in an account at a brokerage firm or bank participating in the Broadridge program, you are offered the opportunity to elect to vote via the Internet. Votes submitted via the Internet through the Broadridge program must be received by 11:59 p.m. Eastern Time on            , 2022.

In order to virtually attend and vote at the Tingo special meeting via the Tingo special meeting website you should follow the voting instructions provided by your bank, broker or other nominee. If you hold your shares of Tingo common stock through a stockbroker, nominee, fiduciary or other custodian you may also be able to vote through a program provided through Broadridge that offers Internet voting options. If your shares of Tingo common stock are held in an account at a brokerage firm or bank participating in the Broadridge program, you are offered the opportunity to elect to vote via the Internet. Votes submitted via the Internet through the Broadridge program must be received by 11:59 p.m. Eastern Time on            , 2022.

If my shares of MICT common stock or Tingo common stock are held in “street name” by my brokerage firm, bank, dealer or other similar organization, trustee, or nominee, will my brokerage firm, bank, dealer or other similar organization, trustee, or nominee automatically vote those shares for me?

No. Your bank, broker or other nominee will only be permitted to vote your shares of MICT common stock or Tingo common stock, as applicable, at the applicable special meeting if you instruct your bank, broker or other nominee. You should follow the procedures provided by your bank, broker or other nominee regarding the voting of your shares. Banks, brokers and other nominees who hold shares of MICT common stock or Tingo common stock in “street name” for their customers have authority to vote on “routine” proposals when they have not received instructions from beneficial owners. However, banks, brokers and other nominees are prohibited from exercising their voting discretion with respect to non-routine matters, which include all of the proposals currently expected to be voted on at the MICT special meeting and Tingo special meeting. As a result, absent specific instructions from the beneficial owner of such shares, banks, brokers and other nominees are not empowered to vote such shares.

What should I do if I receive more than one set of voting materials for the same special meeting?

If you hold shares of MICT common stock or Tingo common stock in “street name” and also directly in your name as a stockholder of record or otherwise, or if you hold shares of MICT common stock or Tingo common stock in more than one brokerage account, you may receive more than one set of voting materials relating to the same special meeting.

Record Holders. For shares held directly, please vote by proxy over the internet or, if you are a MICT stockholder, by telephone, using the instructions included with the accompanying proxy card, or promptly complete your proxy card and return it in the enclosed postage-paid envelope, in order to ensure that all of your shares of MICT common stock or Tingo common stock are voted.

Shares Held in “Street Name.” For shares held in “street name” through a bank, broker or other nominee, you should follow the procedures provided by bank, broker or other nominee to submit a proxy or vote your shares.

If a stockholder gives a proxy, how are the shares of MICT common stock or Tingo common stock voted?

Regardless of the method you choose to vote, the individuals named on the enclosed proxy card will vote your shares of MICT common stock or Tingo common stock, as applicable, in the way that you indicate. For each item before the MICT or Tingo special meeting, as applicable, you may specify whether your shares of MICT common stock or Tingo common stock, as applicable, should be voted “for” or “against,” or abstain from voting.

For more information regarding how your shares will be voted if you properly sign, date and return a proxy card, but do not indicate how your MICT common stock or Tingo common stock, as applicable, should be voted, see below “— How will my shares be voted if I return a blank proxy?”

How will my shares be voted if I return a blank proxy?

MICT

If you sign, date and return your proxy and do not indicate how you want your shares of MICT common stock to be voted, then your shares of MICT common stock will be voted in accordance with the recommendation of the MICT board of directors: “FOR” the MICT merger proposal, “FOR” the MICT charter amendment proposal, “FOR” the MICT director election proposal, “FOR” the Nasdaq proposal, “FOR” the Equity Incentive Plan proposal and “FOR” the MICT adjournment proposal.

Tingo

If you sign, date and return your proxy and do not indicate how you want your shares of Tingo common stock to be voted, then your shares of Tingo common stock will be voted in accordance with the recommendation of the Tingo board of directors: “FOR” the Tingo merger proposal, “FOR” the Tingo compensation proposal and “FOR” the Tingo adjournment proposal.

Can I change my vote after I have submitted my proxy?

Any MICT stockholder or Tingo stockholder giving a proxy has the right to revoke the proxy and change their vote before the proxy is voted at the applicable special meeting by doing any of the following:

•        subsequently submitting a new proxy for the applicable special meeting that is received by the deadline specified on the accompanying proxy card;

•        giving written notice of your revocation to MICT’s Corporate Secretary or Tingo’s Corporate Secretary, as applicable; or

•        virtually attending and voting at the applicable special meeting via the applicable special meeting website. Note that a proxy will not be revoked if you attend, but do not vote at, the applicable special meeting.

Execution or revocation of a proxy will not in any way affect your right to virtually attend and vote at the applicable special meeting via the applicable special meeting website. See the sections titled “The MICT Special Meeting — Revocability of Proxies” and “The Tingo Special Meeting — Revocability of Proxies.”

If I hold my shares in “street name,” can I change my voting instructions after I have submitted voting instructions to my bank, broker or other nominee?

If your shares are held in the name of a bank, broker or other nominee and you previously provided voting instructions to your bank, broker or other nominee, you should follow the instructions provided by your bank, broker or other nominee to revoke or change your voting instructions.

Where can I find the voting results of the special meetings?

The preliminary voting results for each special meeting are expected to be announced at that special meeting. In addition, within four business days following certification of the final voting results, each of MICT and Tingo will file the final voting results of its respective special meeting (or, if the final voting results have not yet been certified, the preliminary results) with the SEC on a Current Report on Form 8-K.

Do Tingo stockholders have dissenters’ or appraisal rights?

Under the NRS, holders of Tingo common stock who deliver to Tingo a written demand for appraisal before the vote on the adoption of the merger agreement at the Tingo special meeting and who do not vote for the adoption and approval of the merger agreement and to approve the combination have the right to seek appraisal of the fair value of their shares as determined by a Nevada State Court judge if the combination is completed and if certain conditions are met, but only if they comply with all requirements of Nevada law, as described under “Dissenter’s Rights of Appraisal” below, beginning on page 254 which detailed description is qualified by reference to the full text of Sections 92A.300-92A.500 of the NRS as attached as Annex J hereto. This appraisal amount could be more than, the same as, or less than the amount a Tingo stockholder would be entitled to receive under the merger agreement. Any holder of Tingo common stock intending to exercise appraisal rights must, among other things, submit a written demand for appraisal to Tingo within 30 days from the date this proxy statement/prospectus is delivered to such stockholder and prior to the vote on the adoption and approval of the merger agreement and the transactions contemplated thereunder, not vote or otherwise submit a proxy in favor of adoption and approval of the merger agreement and the transactions contemplated thereunder and not submit a letter of transmittal. Failure to follow exactly the procedures specified under Nevada law may result in the loss of appraisal rights. See the section titled “Dissenter’s Rights of Appraisal.” Information about how Tingo stockholders may vote on the proposals being considered in connection with the combination can be found in the section titled “The Tingo Special Meeting.”

The stockholders of MICT are not entitled to appraisal rights in connection with the combination under Delaware law.

Are there any risks that I should consider in deciding whether to vote for the approval of the MICT merger proposal, the MICT charter amendment proposal, the MICT director election proposal, the Nasdaq proposal, the Equity Incentive Plan proposal or the Tingo merger proposal?

Yes. You should read and carefully consider the risk factors set forth in the section titled “Risk Factors.” You also should read and carefully consider the risk factors relating to MICT and Tingo that are contained in the documents that are incorporated by reference in this joint proxy statement/prospectus.

What happens if I sell my shares of MICT common stock or Tingo common stock after the respective record date but before the respective special meeting?

The MICT record date is earlier than the date of the MICT special meeting, and the Tingo record date is earlier than the date of the Tingo special meeting. If you sell or otherwise transfer your shares of MICT common stock or Tingo common stock after the applicable record date but before the applicable special meeting, you will, unless special arrangements are made, retain your right to vote at the applicable special meeting.

Who will solicit and pay the cost of soliciting proxies?

MICT has engaged Morrow Sodali LLC, which is referred to as “Morrow,” to assist in the solicitation of proxies for the MICT special meeting. MICT estimates that it will pay Morrow a fee of approximately $          , plus reimbursement for certain out-of-pocket fees and expenses. MICT has agreed to indemnify Morrow against various liabilities and expenses that relate to or arise out of its solicitation of proxies (subject to certain exceptions).

Tingo will not use the services of a proxy solicitor. Instead, shareholders may contact the Corporate Secretary of Tingo directly at the address and telephone number set forth on the cover page of this document.

MICT and Tingo also may reimburse banks, brokers and other custodians, nominees and fiduciaries or their respective agents for their expenses in forwarding proxy materials to beneficial owners of MICT common stock and Tingo common stock, respectively. MICT and Tingo directors, officers and employees also may solicit proxies by telephone, by electronic means or in person. They will not be paid any additional amounts for soliciting proxies.

MICT and Tingo also may reimburse banks, brokers and other custodians, nominees and fiduciaries or their respective agents for their expenses in forwarding proxy materials to beneficial owners of MICT common stock and Tingo common stock, respectively. MICT and Tingo directors, officers and employees also may solicit proxies by telephone, by electronic means or in person. They will not be paid any additional amounts for soliciting proxies.

When is the combination expected to be completed?

MICT and Tingo currently expect the merger to close between the end of the third quarter of 2022 and the middle of the fourth quarter of 2022, subject to the satisfaction of regulatory authorities; closing conditions, including approval by both companies’ shareholders; and completion of due diligence by both companies.

Governance Matters After the Combination

What respective equity stakes will MICT stockholders and Tingo stockholders hold in the combined company immediately following the combination?

As noted above, the number of shares of MICT common stock that Tingo stockholders will receive as consideration in the combination is fixed and may not change. Based on the closing price of MICT common stock on Nasdaq of $            and on the number of shares of MICT common stock outstanding on            , the latest practicable date prior to the date of this joint proxy statement/prospectus, upon completion of the combination, the current MICT stockholders are expected to own approximately 22.5% of the outstanding shares of MICT common stock and former Tingo stockholders are expected to own approximately 77.5% of the outstanding shares of MICT common stock. The relative ownership interests of MICT stockholders and former Tingo stockholders in the combined company immediately following the combination will depend on the number of shares of MICT common stock issued and outstanding immediately prior to the combination.

If I am a Tingo stockholder, how will I receive the merger consideration to which I am entitled?

If, at the effective time, you hold your shares of Tingo Class A common stock in book-entry form, whether through The Depository Trust Company, which is referred to as “DTC,” or otherwise, you will not be required to take any specific actions to exchange your shares of Tingo Class A common stock for shares of MICT common stock and cash consideration. Such shares will, following the effective time, be automatically exchanged for shares of MICT common stock (in book-entry form) to which you are entitled. If, at the effective time, you instead hold your shares of Tingo Class A common stock in certificated form, then, after receiving the proper documentation from you following the effective time, the exchange agent will deliver to you the shares of MICT common stock (in book-entry form) to which you are entitled. See the section titled “The Combination — Exchange of Tingo Certificates.”

What are the material U.S. federal income tax consequences of the combination to U.S. holders of shares of Tingo common stock?

MICT and Tingo intend for the combination to be treated as a “reorganization” within the meaning of Section 368(a) of the Code. Assuming the combination qualifies as a reorganization, a U.S. holder of Tingo Class A common stock will not recognize any gain or loss for U.S. federal income tax purposes upon the exchange of the holder’s shares of Tingo Class A common stock for shares of MICT common stock pursuant to the combination, except with respect to cash received in lieu of fractional shares of MICT common stock.

You should read the section titled “U.S. Federal Income Tax Consequences of the Combination” beginning on page 242 for a more complete discussion of the U.S. federal income tax consequences of the combination. Tax matters can be complicated, and the tax consequences of the combination to you will depend on your particular situation. You should consult your tax advisor to determine the tax consequences of the combination to you.

What should I do now?

You should read this joint proxy statement/prospectus carefully and in its entirety, including the annexes. Then, you may vote by proxy over the internet or by telephone, if you are a MICT stockholder, using the instructions included with the accompanying proxy card, or promptly complete your proxy card and return it in the enclosed postage-paid envelope, so that your shares will be voted in accordance with your instructions.

How can I find more information about MICT and Tingo?

You can find more information about MICT and Tingo from various sources described in the section titled “Where You Can Find More Information.”

Whom do I call if I have questions about the special meetings or the combination?

If you have questions about the special meetings or the combination, or desire additional copies of this joint proxy statement/prospectus or additional proxies, you may contact your company’s proxy solicitor:

If you are a MICT stockholder: Morrow Sodali LLC 470 West Avenue Stamford, CT 06902 Tel: (800) 662-5200 Banks and brokers call (203) 658-9400 Email: MICT@investor.morrowsodali.com	If you are a Tingo stockholder: Attn: Corporate Secretary Tingo, Inc. 43 West 23rd Street, 2nd Floor New York, New York 10010 (646) 847-0144 proxyinfo@tingoinc.com

SUMMARY

For your convenience, provided below is a brief summary of certain information contained in this joint proxy statement/prospectus. This summary highlights selected information from this joint proxy statement/prospectus and does not contain all of the information that may be important to you as a MICT stockholder or Tingo stockholder. To understand the combination fully and for a more complete description of the terms of the combination, you should read carefully this entire joint proxy statement/prospectus, its annexes and the other documents to which you are referred. Items in this summary include a page reference directing you to a more complete description of those items. You may obtain the information incorporated by reference in this joint proxy statement/prospectus, without charge, by following the instructions under “Where You Can Find More Information.”

The Parties to the Combination

MICT, Inc.

MICT is a financial technology business principally focused on the growth and development technology company currently selling insurance products across approximately 130 cities in China, with planned expansion into additional markets. MICT has developed highly scalable proprietary platforms for insurance products (B2B, B2B2C and B2C) and financial services/products (B2C), the technology for which is highly adaptable for other applications and markets. MICT has acquired and holds the requisite license and approvals with the Hong Kong Securities and Futures Commission to deal in securities and provide securities advisory and asset management services. MICT also has memberships/registrations with the Hong Kong Stock Exchange, the London Stock Exchange and the requisite Hong Kong and China Direct clearing companies. MICT’s financial services business and first financial services product, the Magpie Invest app, is able to trade securities on NASDAQ, NYSE, TMX, HKSE, China Stock Connect, LSE, the Frankfurt Stock Exchange and the Paris Stock Exchange. MICT shares have been listed for trading on The Nasdaq Capital Market under the symbol “MICT” since April 29, 2013. For more corporate and product information please visit MICT’s website at http://www.MICT-inc.com. MICT’s principal executive offices are located at 28 West Grand Avenue, Suite 3, Montvale, New Jersey 07645, and its telephone number is (201) 225-0190.

Tingo Inc.

Tingo is an Agri-Fintech company offering a comprehensive platform service through use of smartphones — ‘device as a service’ (using GSM technology) to empower a marketplace to enable subscribers/farmers within and outside of the agricultural sector in Nigeria to manage their commercial activities of growing and selling their production to market participants both domestically and internationally. The ecosystem provides a ‘one stop shop’ solution to enable such subscribers to manage everything from airtime top ups, bill pay services for utilities and other service providers, access to insurance services and micro finance to support their value chain from ‘seed to sale’.

As of March 31, 2022, Tingo had approximately 9.3 million subscribers using its mobile phones and Nwassa payment platform (www.nwassa.com). Tingo believes that Nwassa is Africa’s leading digital agriculture ecosystem that empowers rural farmers and agri-businesses by using proprietary technology to enable access to markets in which they operate. Farm produce can be shipped from farms across Africa to any part of the world, in both retail and wholesale quantities. Nwassa’s payment gateway also has an escrow structure that creates trust between buyers and sellers. Tingo’s system provides real-time pricing, straight from the farms, eliminating middlemen. Users’ customers pay for produce bought using available pricing on our platform. Tingo’s platform is paperless, verified and matched against a smart contract. Data is efficiently stored on the blockchain.

Tingo’s platform has created an escrow solution that secures the buyer, where funds are not released to its members until fulfilment. The platform also facilitates trade financing, ensuring that banks and other lenders compete to provide credit to its members. For more information, visit the Tingo website at www.tingoinc.com. Tingo’s website does not constitute a part of this prospectus or joint proxy statement. Tingo’s principal executive offices are located at 43 West 23rd Street, 2nd Floor, New York, NY 10010, and its telephone number is (646) 847-0144.

MICT Merger Sub, Inc.

MICT Merger Sub, Inc. was formed by MICT for the sole purpose of effecting the combination. MICT Merger Sub, Inc. has not conducted any business and have no assets, liabilities or obligations of any nature other than as set forth in the merger agreement. By operation of the merger, Merger Sub will be merged with and into Tingo, with

Tingo continuing as the surviving corporation and as a wholly owned subsidiary of MICT, and the separate existence of Merger Sub will cease. Merger Sub’s principal executive offices are located at 28 West Grand Avenue, Suite 3, Montvale, New Jersey 07645, and its telephone number is (201) 225-0190.

The Combination and the Merger Agreement

The terms and conditions of the combination are contained in the merger agreement, a copy of which is attached as Annex A hereto. MICT and Tingo encourage you to read the merger agreement carefully and in its entirety, as it is the legal document that governs the combination.

The merger agreement provides that, subject to the terms and conditions of the merger agreement, Merger Sub will be merged with and into Tingo, with Tingo continuing as the surviving corporation, and as a wholly owned subsidiary of MICT.

Merger Consideration

Subject to the terms and conditions of the merger agreement, at the effective time of the merger, all of the issued and outstanding capital stock of Tingo (subject to certain exceptions set forth in the merger agreement) immediately prior to the closing of the combination (the “closing”) shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, in exchange for the right for each Tingo Class A stockholder to receive its pro rata share of the merger consideration (as defined below). As consideration for the merger the holders of Class A common stock, par value $0.001 per share, of Tingo, who are referred to as “Tingo common stockholders,” collectively shall be entitled to receive from MICT, in the aggregate, a number of shares of MICT common stock equal to the product of (x) 3.44444 and (y) the total number of issued and outstanding shares of MICT common stock, subject to any amounts of the consideration which is held in escrow. Tingo Class A common stock is traded on the OTC Markets Trading Platform under the symbol “TMNA.”

It is expected that upon completion of the merger, the current Tingo stockholders are expected to own approximately 77.5% of the outstanding shares of the combined company and current MICT stockholders are expected to own approximately 22.5% of the outstanding shares of the combined company.

MICT’s Reasons for the Combination and Recommendation of the MICT Board of Directors

The MICT board of directors unanimously recommends that you vote “FOR” the MICT merger proposal, “FOR” the MICT charter amendment proposal, “FOR” the MICT director election proposal, “FOR” the Nasdaq proposal, “FOR” the Equity Incentive Plan proposal and “FOR” the MICT adjournment proposal. For a description of factors considered by the MICT board of directors in reaching its decision to approve the merger agreement and the transactions contemplated thereby, including the combination and the charter amendment, and additional information on the recommendation of the MICT board of directors, see the section titled “The Combination — MICT’s Reasons for the Combination and Recommendation of the MICT Board of Directors.”

Tingo’s Reasons for the Combination and Recommendation of the Tingo Board of Directors

The Tingo board of directors unanimously recommends that you vote “FOR” the Tingo merger proposal, “FOR” the Tingo compensation proposal and “FOR” the Tingo adjournment proposal. For a description of factors considered by the Tingo board of directors in reaching its decision to approve the merger agreement and the transactions contemplated thereby, including the combination, and additional information on the recommendation of the Tingo board of directors, see the section titled “The Combination — Tingo’s Reasons for the Combination and Recommendation of the Tingo Board of Directors.”

Opinion of MICT’s Financial Advisor

On June 14, 2022, Houlihan Lokey Capital, Inc., which is referred to as Houlihan Lokey, orally rendered its opinion to the MICT board of directors (which was subsequently confirmed in writing by delivery of Houlihan Lokey’s written opinion addressed to the MICT board of directors dated June 14, 2022) as to, as of June 14, 2022, the fairness, from a financial point of view, to MICT of the aggregate ownership ratio provided for in the combination pursuant to the merger agreement.

Houlihan Lokey’s opinion was directed to the MICT board of directors and only addressed the fairness, from a financial point of view, to MICT of the aggregate ownership ratio provided for in the combination pursuant to the merger agreement and did not address any other aspect or implication of the merger or any other agreement, arrangement or understanding entered into in connection therewith or otherwise. The summary of Houlihan Lokey’s opinion in this proxy statement/prospectus is qualified in its entirety by reference to the full text of its written opinion, which is attached as Annex B to this proxy statement/prospectus and describes the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Houlihan Lokey in connection with the preparation of its opinion. However, neither Houlihan Lokey’s opinion nor the summary of its opinion and the related analyses set forth in this proxy statement/prospectus are intended to be, and do not constitute, advice or a recommendation to the MICT board of directors, any security holder of MICT or any other person as to how to act or vote with respect to any matter relating to the merger.

The full text of the written opinion of Houlihan Lokey dated June 14, 2022, which sets forth, among other things, the assumptions made, matters considered and limits on the review undertaken, is attached as Annex B to this joint proxy statement/prospectus and is incorporated herein by reference. The summary of the opinion of Houlihan Lokey set forth in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of such opinion. MICT’s stockholders are urged to read the opinion in its entirety. Houlihan Lokey’s written opinion was provided to the MICT board of directors (in its capacity as such) in connection with and for the purposes of its evaluation of the proposed combination, was directed only to the merger consideration to be paid in the combination and did not address any other aspect of the combination. Houlihan Lokey expressed no opinion as to the fairness of the merger consideration to the holders of any class of securities, creditors or other constituencies of MICT or as to the underlying decision by MICT to engage in the proposed combination. The issuance of Houlihan Lokey’s opinion was approved by a fairness committee of Houlihan Lokey. Houlihan Lokey’s opinion does not constitute a recommendation to any stockholder of MICT as to how such stockholder should vote with respect to the proposed combination or any other matter.

The full text of the written opinion of Houlihan Lokey, dated June 14, 2022, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached to this joint proxy statement/prospectus as Annex B. The summary of Houlihan Lokey’s opinion contained in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of Houlihan Lokey’s written opinion. Houlihan Lokey provided advisory services and its opinion for the information and assistance of the MICT board of directors in connection with its consideration of the transaction contemplated by the merger agreement. The Houlihan Lokey opinion is not a recommendation as to how any holder of MICT common stock should vote with respect to the transaction contemplated by the merger agreement or any other matter.

For additional information, see the section titled “The Combination — Opinion of MICT’s Financial Advisor — Opinion of Houlihan Lokey” and the full text of the written opinion of Houlihan Lokey attached as Annex B to this joint proxy statement/prospectus.

The MICT Special Meeting

The MICT special meeting will be held in a virtual meeting format via live, audio-only webcast on            , 2022, beginning at            , Eastern Time. MICT stockholders will be able to virtually attend and vote at the MICT special meeting by visiting the MICT special meeting website at            .

The purposes of the MICT special meeting are as follows:

•        MICT Proposal 1:    Approval of the Combination. To consider and vote on the MICT merger proposal;

•        MICT Proposal 2:    Approval of the Charter Amendment. To consider and vote on the MICT charter amendment proposal;

•        MICT Proposal 3:    Approval of the Election of Seven (7) Directors. To consider and vote on the MICT director election proposal;

•        MICT Proposal 4:    Approval of the Issuance of Shares to the Tingo Stockholders under the applicable rules of Nasdaq. To consider and vote on the Nasdaq proposal;

•        MICT Proposal 5:    Approval of the Equity Incentive Plan. To consider and vote on the Equity Incentive Plan proposal; and

•        MICT Proposal 6:    Adjournment of the MICT Special Meeting. To consider and vote on the MICT adjournment proposal.

Approval of the MICT merger proposal, the MICT charter amendment proposal, the MICT director election proposal, the Nasdaq proposal, the MICT director election proposal and the Equity Incentive Plan proposal by MICT stockholders are conditions to the combination. Approval of the MICT adjournment proposal is not a condition to the obligation of either MICT or Tingo to complete the combination.

Only holders of record of shares of Tingo common stock outstanding at the close of business on             , 2022, the Tingo record date, are entitled to notice of, and to vote at, the Tingo special meeting or any adjournment or postponement thereof. Each holder of Tingo Class A common stock is entitled to one (1) vote on each proposal for each share of Tingo common stock held of record at the close of business on the Tingo record date, and each holder of Tingo Class B common stock is entitled to ten (10) votes on each proposal for each share of Tingo common stock held of record at the close of business on the Tingo record date.

A quorum of MICT stockholders is necessary to conduct business at the MICT special meeting. The presence in person or by proxy of the holders of a majority of the issued and outstanding shares of MICT common stock entitled to vote at the MICT special meeting will constitute a quorum. Virtual attendance at the MICT special meeting will constitute presence in person for the purpose of determining the presence of a quorum for the transaction of business at the MICT special meeting. Abstentions will count as votes present and entitled to vote for the purpose of determining the presence of a quorum for the transaction of business at the MICT special meeting. Since all of the proposals for consideration at the MICT special meeting are considered “non-routine” matters, shares held in “street name” will not be counted as present for the purpose of determining the existence of a quorum unless the MICT stockholder provides their bank, broker or other nominee with voting instructions for at least one of the proposals brought before the MICT special meeting.

MICT Proposal 1: MICT Merger Proposal

Assuming a quorum is present at the MICT special meeting, approval of the MICT merger proposal requires the affirmative vote of a majority of votes cast on the MICT merger proposal as well as the affirmative vote of the holders of a majority of the stock having voting power present in person or represented by proxy at the MICT special meeting. Any shares not present or represented by proxy (including due to the failure of a MICT stockholder who holds shares in “street name” through a bank, broker or other nominee to provide voting instructions with respect to any proposals at the MICT special meeting to such bank, broker or other nominee) will have no effect on the outcome of the MICT merger proposal, provided that a quorum is otherwise present. An abstention or other failure of any shares present or represented by proxy to vote on the MICT merger proposal will have the same effect as a vote “AGAINST” the MICT merger proposal for purposes of the requirement that the MICT merger proposal receive the affirmative vote of the holders of a majority of the MICT common stock having voting power present in person or represented by proxy at the MICT special meeting. In addition, if a MICT stockholder who holds shares in “street name” through a bank, broker or other nominee provides voting instructions for one or more other proposals, but not for the MICT merger proposal, it will have the same effect as a vote “AGAINST” the MICT merger proposal.

MICT Proposal 2: MICT Charter Amendment Proposal

Assuming a quorum is present at the MICT special meeting, approval of the MICT charter amendment proposal requires the affirmative vote of the holders of MICT common stock representing at least a majority of the outstanding shares of MICT common stock entitled to vote thereon. If you are a MICT stockholder and fail to vote, fail to instruct your bank, broker or other nominee to vote with respect to the MICT charter amendment proposal, or abstain from voting, it will have the same effect as a vote “AGAINST” the MICT charter amendment proposal.

MICT Proposal 3: MICT Director Election Proposal

Assuming a quorum is present at the MICT special meeting, approval of the MICT director election proposal requires a plurality vote of the holders of MICT common stock having voting power present in person or represented by proxy at the MICT special meeting. A plurality means that the individuals who receive the largest number of votes cast “FOR” are elected as directors. An MICT stockholder’s failure to vote by proxy or to vote in person at the MICT special will have no effect on the MICT director election proposal. You may vote “FOR” or “WITHHOLD” authority to vote for each of the director nominees with respect to the MICT director election proposal. “WITHHOLD” votes will be counted towards the number of shares of MICT common stock required to validly establish a quorum but will have no effect on the outcome of the vote on the MICT director election proposal.

MICT Proposal 4: Nasdaq Proposal

Assuming a quorum is present at the MICT special meeting, approval of the Nasdaq proposal requires the affirmative vote of a majority of votes cast on the Nasdaq proposal as well as the affirmative vote of the holders of a majority of the stock having voting power present in person or represented by proxy at the MICT special meeting. Any shares not present or represented by proxy (including due to the failure of a MICT stockholder who holds shares in “street name” through a bank, broker or other nominee to provide voting instructions with respect to any proposals at the MICT special meeting to such bank, broker or other nominee) will have no effect on the outcome of the Nasdaq proposal, provided that a quorum is otherwise present. An abstention or other failure of any shares present or represented by proxy to vote on the Nasdaq proposal will have the same effect as a vote “AGAINST” the Nasdaq proposal for purposes of the requirement that Nasdaq proposal receive the affirmative vote of the holders of a majority of the MICT common stock having voting power present in person or represented by proxy at the MICT special meeting. In addition, if a MICT stockholder who holds shares in “street name” through a bank, broker or other nominee provides voting instructions for one or more other proposals, but not for the Nasdaq proposal, it will have the same effect as a vote “AGAINST” the Nasdaq proposal.

MICT Proposal 5: Equity Incentive Plan Proposal

Assuming a quorum is present at the MICT special meeting, approval of the Equity Incentive Plan proposal requires the affirmative vote of a majority of votes cast on the Equity Incentive Plan proposal as well as the affirmative vote of the holders of a majority of the stock having voting power present in person or represented by proxy at the MICT special meeting. Any shares not present or represented by proxy (including due to the failure of a MICT stockholder who holds shares in “street name” through a bank, broker or other nominee to provide voting instructions with respect to any proposals at the MICT special meeting to such bank, broker or other nominee) will have no effect on the outcome of the Equity Incentive Plan proposal, provided that a quorum is otherwise present. An abstention or other failure of any shares present or represented by proxy to vote on the Equity Incentive Plan proposal will have the same effect as a vote “AGAINST” the Equity Incentive Plan proposal for purposes of the requirement that Equity Incentive Plan proposal receive the affirmative vote of the holders of a majority of the MICT common stock having voting power present in person or represented by proxy at the MICT special meeting. In addition, if a MICT stockholder who holds shares in “street name” through a bank, broker or other nominee provides voting instructions for one or more other proposals, but not for the Equity Incentive Plan proposal, it will have the same effect as a vote “AGAINST” the Equity Incentive Plan proposal.

MICT Proposal 6: MICT Adjournment Proposal

Assuming a quorum is present at the MICT special meeting, approval of the MICT adjournment proposal requires the affirmative vote of the holders of a majority of the MICT common stock having voting power present in person or represented by proxy at the MICT special meeting. Any shares not present or represented by proxy (including due to the failure of a MICT stockholder who holds shares in “street name” through a bank, broker or other nominee to provide voting instructions with respect to any proposals at the MICT special meeting to such bank, broker or other nominee) will have no effect on the outcome of the MICT adjournment proposal. An abstention or other failure of any shares present or represented by proxy to vote on the MICT merger proposal will have the same effect as a vote “AGAINST” the MICT adjournment proposal, provided that a quorum is otherwise present at the MICT special meeting. In addition, if a MICT stockholder who holds shares in “street name” through a bank, broker or other nominee provides voting instructions for one or more other proposals, but not for the MICT adjournment proposal, it will have the same effect as a vote “AGAINST” the MICT adjournment proposal.

The Tingo Special Meeting

The Tingo special meeting will be held virtually via live webcast on       , 2022, beginning at       , Eastern Time. Tingo stockholders will be able to virtually attend and vote at the Tingo special meeting by visiting the Tingo special meeting website at       .

The purposes of the Tingo special meeting are as follows:

•        Tingo Proposal 1:    Adoption of the Merger Agreement. To consider and vote on the Tingo merger proposal;

•        Tingo Proposal 2:    Approval, on an Advisory Non-Binding Basis, of Certain Merger-Related Compensatory Arrangements with Tingo Named Executive Officers. To consider and vote on the Tingo compensation proposal; and

•        Tingo Proposal 3:    Adjournment of the Tingo Special Meeting. To consider and vote on the Tingo adjournment proposal.

Approval of the Tingo merger proposal by Tingo stockholders is a condition to the combination. Approval of the advisory Tingo compensation proposal and the Tingo adjournment proposal are not conditions to the obligation of either MICT or Tingo to complete the combination.

Only holders of record of shares of Tingo common stock outstanding at the close of business on       , 2022, the Tingo record date, are entitled to notice of, and to vote at, the Tingo special meeting or any adjournment or postponement thereof. Each holder of Tingo Class A common stock is entitled to one (1) vote on each proposal for each share of Tingo common stock held of record at the close of business on the Tingo record date, and each holder of Tingo Class B common stock is entitled to ten (10) votes on each proposal for each share of Tingo common stock held of record at the close of business on the Tingo record date.

A quorum of Tingo stockholders is necessary to conduct business at the Tingo special meeting. The presence in person or by proxy of the holders of a majority of the voting power of the issued and outstanding shares of Tingo common stock entitled to vote at the Tingo special meeting will constitute a quorum. Virtual attendance at the Tingo special meeting will constitute presence in person for the purpose of determining the presence of a quorum for the transaction of business at the Tingo special meeting. Abstentions will count as votes present and entitled to vote for the purpose of determining the presence of a quorum for the transaction of business at the Tingo special meeting. Since all of the proposals for consideration at the Tingo special meeting are considered “non-routine” matters, shares held in “street name” will not be counted as present for the purpose of determining the existence of a quorum unless the Tingo stockholder provides their bank, broker or other nominee with voting instructions for at least one of the proposals brought before the Tingo special meeting.

Tingo Proposal 1: Tingo Merger Proposal

Assuming a quorum is present at the Tingo special meeting, approval of the Tingo merger proposal requires the affirmative vote of the holders of a majority of the outstanding voting power of Tingo common stock entitled to vote thereon at the close of business on the Tingo record date. If you are a Tingo stockholder and fail to vote, fail to instruct your bank, broker or other nominee to vote with respect to the Tingo merger proposal, or abstain from voting, it will have the same effect as a vote “AGAINST” the Tingo merger proposal.

Tingo Proposal 2: Tingo Compensation Proposal

Assuming a quorum is present at the Tingo special meeting, approval of the Tingo compensation proposal requires the affirmative vote of a majority of the voting power of the Tingo common stock present, including by remote communication, or represented by proxy at the meeting and entitled to vote thereon. Any shares not present or represented by proxy (including due to the failure of a Tingo stockholder who holds shares in “street name” through a bank, broker or other nominee to provide voting instructions with respect to any proposals at the Tingo special meeting to such bank, broker or other nominee) will have no effect on the outcome of the Tingo compensation proposal, provided that a quorum is otherwise present. An abstention or other failure of any shares present or represented by proxy to vote on the Tingo compensation proposal will have the same effect as a vote “AGAINST”

the Tingo compensation proposal. In addition, if a Tingo stockholder who holds shares in “street name” through a bank, broker or other nominee provides voting instructions for one or more other proposals, but not for the Tingo compensation proposal, it will have the same effect as a vote “AGAINST” the Tingo compensation proposal.

Tingo Proposal 3: Tingo Adjournment Proposal

Assuming a quorum is present at the Tingo special meeting, approval of the Tingo adjournment proposal requires the affirmative vote of a majority of voting power of the Tingo common stock present, including by remote communication, or represented by proxy at the meeting and entitled to vote thereon. Any shares not present or represented by proxy (including due to the failure of a Tingo stockholder who holds shares in “street name” through a bank, broker or other nominee to provide voting instructions with respect to any proposals at the Tingo special meeting to such bank, broker or other nominee) will have no effect on the outcome of the Tingo adjournment proposal, provided that a quorum is otherwise present. An abstention or other failure of any shares present or represented by proxy to vote on the Tingo adjournment proposal will have the same effect as a vote “AGAINST” the Tingo adjournment proposal. In addition, if a Tingo stockholder who holds shares in “street name” through a bank, broker or other nominee provides voting instructions for one or more other proposals, but not for the Tingo adjournment proposal, it will have the same effect as a vote “AGAINST” the Tingo adjournment proposal.

Interests of MICT Directors and Executive Officers in the Combination

Other than with respect to continued service for, employment by and/or the right to continued indemnification by the combined company, as of the date of this joint proxy statement/prospectus, MICT directors and executive officers do not have interests in the combination that are different from, or in addition to, the interests of other MICT stockholders generally. See the section titled “Interests of MICT Directors and Executive Officers in the Combination.”

Interests of Tingo Directors and Executive Officers in the Combination

In considering the recommendations of the Tingo board of directors, Tingo stockholders should be aware that Tingo directors and executive officers may have interests in the combination, including financial interests, which may be different from, or in addition to, the interests of Tingo stockholders generally. The Tingo board of directors was aware of and considered these interests, among other matters, in reaching its determination that the combination is fair to and in the best interests of Tingo and its stockholders, approving and declaring advisable the merger agreement and the transactions contemplated thereby, including the combination, and recommending that Tingo stockholders approve the Tingo merger proposal. These interests are discussed in more detail in the section titled “Interests of Tingo Directors and Executive Officers in the Combination.”

The benefits and financial interests that Tingo’s directors and executive officers may become eligible to receive as a result of their interests in the combination include:

•        each of Tingo’s current executive officers, save Christopher Cleverly, has entered into an employment agreement with MICT which is conditional upon consummation of the merger and will become effective at the effective time, and whereupon each such executive’s employment agreement with Tingo shall terminate and such executive shall be entitled to receive any accrued but unpaid salary as of such date;

•        the Tingo compensation committee will accelerate the vesting, conditional upon consummation of the merger, of all outstanding equity awards made to Tingo directors and executive officers under the Tingo 2021 equity incentive plan that have not yet fully vested;

•        the merger agreement provides that the directors and executive officers of Tingo and its subsidiaries will have the right to indemnification following the combination; and

•        MICT has agreed to appoint, on or prior to the effective time, five (5) persons nominated by Tingo to the MICT of board of directors.

For an estimate of the value of the benefits and financial interests that Tingo’s named executive officers may become eligible to receive as a result of their interests in the combination, assuming, among other things, that the combination was completed on July 22, 2022 and each such named executive officer experienced a qualifying termination of employment immediately thereafter, see the section titled “Interests of Tingo Directors and Executive Officers in the Combination — Quantification of Payments and Benefits to Tingo Named Executive Officers — Golden Parachute Compensation.”

Certain Beneficial Owners of MICT Common Stock

At the close of business on July 22, 2022, the latest practicable date prior to the date of this joint proxy statement/prospectus, MICT directors and executive officers and their affiliates, as a group, owned and were entitled to vote approximately             % of the shares of MICT common stock, including the shares covered by the voting agreement described below and entered into by and among Darren Mercer, solely in his capacity as stockholder of MICT (the “MICT voting agreement”). For more information regarding the MICT voting agreement, see the section titled “Voting Agreements.”

Certain Beneficial Owners of Tingo Common Stock

At the close of business on July 25, 2022, the latest practicable date prior to the date of this joint proxy statement/prospectus, Tingo directors and executive officers and their affiliates, as a group, owned and were entitled to vote approximately 79.6% of the shares of Tingo Class A common stock and approximately 93.9% of the shares of Tingo Class B common stock, including the shares covered by the voting agreements described below and entered into by and among Tingo’s executive officers and directors (and certain of their respective affiliates), solely in their capacity as stockholders of Tingo (the “Tingo voting agreements”). For more information regarding the Tingo voting agreements, see the section titled “Voting Agreements.”

Tingo currently expects that all Tingo directors and executive officers will vote their shares “FOR” the Tingo merger proposal, “FOR” the Tingo compensation proposal and “FOR” the Tingo adjournment proposal. For more information regarding the security ownership of Tingo directors and executive officers, see the section titled “Certain Beneficial Owners of Tingo Common Stock.”

Governance Matters After the Combination

Pursuant to the merger agreement, MICT has agreed to appoint, on or prior to the effective time, seven members of the MICT board of directors, (i) five directors selected by Tingo, at least three (3) of whom shall qualify as an independent director and (ii) two (2) directors designated by MICT, one of whom shall be Darren Mercer and the other of whom shall qualify as an independent director. The parties shall take all action necessary so that immediately after Closing, Dozy Mmobuosi shall serve as Chief Executive Officer and Darren Mercer shall serve as Executive Group Vice Chairman and Pacific-Asia Chief Executive Officer. The appointment of Mr. Dozy Mmobuosi and Darren Mercer remain subject to the review and approval by MICT’s Corporate Governance/Nominating Committee and Board of Directors prior to the effective time. For more information, see the section titled “The Combination — Governance Matters After the Combination.”

Regulatory Approvals and Related Matters

The obligations of MICT and Tingo to consummate the combination are subject to, among other conditions, the expiration or earlier termination of any waiting period (and any extension thereof) under the HSR Act and the consent, waiver, authorization or approval of the applicable antitrust regulatory authority in certain specified non-U.S. jurisdictions. MICT and Tingo each agree to each be responsible for fifty percent (50%) of all filing fees and expenses, if any, under (a) any applicable antitrust laws, including the fees and expenses relating to any pre-merger notification required under the HSR Act or for other regulatory filings made prior to the Closing, if any, and (b) fees with respect to this Registration Statement. MICT and Tingo filed the notifications required under the HSR Act with the Premerger Notification Office of the Federal Trade Commission and the Antitrust Division of the Department of Justice on             , 2022. The applicable waiting period under the HSR Act expired at 11:59 p.m. Eastern Time on             , 2022.

Under the merger agreement, each of MICT and Tingo has agreed to use their respective reasonable best efforts, subject to certain limitations, to take, or cause to be taken, all actions necessary to complete the combination and make effective the other contemplated as soon as practicable after the date of the merger agreement, including to receive all required regulatory approvals so as to complete the combination and the other contemplated transactions expeditiously (but in no event later than December 31, 2022). For more information, see the section titled “The Combination — Regulatory Approvals and Related Matters.”

Dissenter’s Rights of Appraisal

Under the NRS, holders of Tingo common stock who deliver to Tingo a written demand for appraisal before the vote on the adoption of the merger agreement at the Tingo special meeting and who do not vote for the adoption and approval of the merger agreement and to approve the combination have the right to seek appraisal of the fair value of their shares as determined by a Nevada State court judge if the combination is completed and if certain conditions are met, but only if they comply with all requirements of Nevada law, as described under “Dissenter’s Rights of Appraisal” below, beginning on page 254 which detailed description is qualified by reference to the full text of Sections 92A.300 through 92A.500 of the NRS as attached as Annex J hereto. This appraisal amount could be more than, the same as, or less than the amount a Tingo stockholder would be entitled to receive under the merger agreement. Any holder of Tingo common stock intending to exercise dissenter’s rights of appraisal must, among other things, submit a written demand for appraisal to Tingo within 30 days from the date this proxy statement/prospectus is delivered to such stockholder and prior to the vote on the adoption and approval of the merger agreement and the transactions contemplated thereunder, not vote or otherwise submit a proxy in favor of adoption and approval of the merger agreement and the transactions contemplated thereunder and not submit a letter of transmittal. Failure to follow exactly the procedures specified under Nevada law may result in the loss of appraisal rights. See the section titled “Dissenter’s Rights of Appraisal.” Information about how Tingo stockholders may vote on the proposals being considered in connection with the combination can be found in the section titled “The Tingo Special Meeting.”

The stockholders of MICT are not entitled to appraisal of their shares or dissenters’ rights with respect to the merger in connection with the combination under Delaware law.

Conditions to the Completion of the Combination

The merger agreement contains customary conditions to closing, including the following mutual conditions of the parties (unless waived): (i) approval of the merger by Tingo Stockholders; (ii) approval of the merger by MICT Stockholders; (iii) approvals of any required governmental authorities and completion of any antitrust expiration periods; (iv) receipt of specified third party consents; (v) no law or order preventing the Transactions; (vi) the satisfaction of regulatory requirements; (vii) the appointment of the post-closing MICT board of directors and officers of MICT as of the closing, as noted above; (viii) the Registration Statement having been declared effective by the SEC; and (ix) approval of the issuance of MICT common stock, in connection with the merger, for listing on Nasdaq, subject to official notice of issuance.

In addition, unless waived by Tingo, the obligations of Tingo to consummate the Transactions are subject to the satisfaction of the following additional closing conditions, in addition to the delivery by MICT of customary certificates and other closing deliverables: (i) the representations and warranties of MICT being true and correct as of the date of the closing, except to the extent made as of a particular date (subject to certain materiality qualifiers); (ii) MICT and Merger Sub having performed in all material respects their respective obligations and complied in all material respects with their respective covenants and agreements under the merger agreement required to be performed or complied with by them on or prior to the date of the closing; (iii) the absence of any customary material adverse effect (“Material Adverse Effect”) with respect to MICT since the date of the merger agreement which is continuing and uncured; (iv) MICT filing its amended certificate of incorporation; and (v) the delivery by MICT of (A) an executed voting agreement binding Darren Mercer to certain terms to be mutually agreed to between the Parties; (B) lock-up agreements from certain MICT stockholders; and (C) the escrow agreement.

Unless waived by MICT, the obligations of MICT and Merger Sub to consummate the Transactions are subject to the satisfaction of the following additional closing conditions, in addition to the delivery by Tingo of customary certificates and other closing deliverables: (i) the representations and warranties of the Tingo being true and correct as of the date of the closing, except to the extent made as of a particular date (subject to certain materiality qualifiers); (ii) Tingo having performed in all material respects its obligations and complied in all material respects with its covenants and agreements under the Merger Agreement required to be performed or complied with or by it on or prior to the date of the closing; (iii) the absence of any Material Adverse Effect with respect to Tingo since the date of the merger agreement which is continuing and uncured; (iv) Purchaser’s receipt of a fairness opinion with respect to the merger consideration; and (v) the delivery by Tingo of executed (A) customary officer and secretary certificates and good standing certificate, (B) lock-up agreements from Tingo stockholders that are officers, directors or 5% stockholders of Tingo to subject their merger consideration to a lock-up for a period to be mutually agreed to by the parties prior to the closing, (C) delivery of the certified articles of incorporation of Tingo; (D) evidence that Tingo has extinguished and canceled its outstanding convertible securities, if any; (E) written resignations of certain of the directors and officers of Tingo as agreed by MICT and Tingo; (F) the escrow agreement; (G) termination of certain contracts; (H); and (I) employment agreements with certain key employees of Tingo, effective as of the closing.

Restrictions on Solicitations of Other Offers

MICT and Tingo agreed during the Interim Period not to solicit, assist, initiate, facilitate or knowingly encourage any proposal or offer, or enter into any agreement for, an alternative competing transaction, to notify the others as promptly as practicable in writing of the receipt of any proposals or offers or requests for information relating to an alternative competing transaction or any requests for non-public information relating to such transaction, and to keep the others informed of the status of any such requests, proposals or offers.

MICT Change in Recommendation

Notwithstanding the foregoing non-solicitation restrictions, the board of directors of the MICT, or any committee thereof, may, at any time prior to the date of the MICT special meeting : (a) (i) withhold, withdraw, qualify or modify (or publicly propose or resolve to withhold, withdraw, qualify or modify) its recommendation that the MICT’s stockholders vote in favor of the approval of the merger agreement, the merger and the other MICT Stockholder Approval Matters (the “MICT Recommendation”); (ii) approve, recommend or declare advisable, or propose publicly to approve, recommend or declare advisable, any proposal for an alternative competing transactions on terms that the board of directors of MICT determines, in good faith, based upon consultations with its outside legal counsel and its financial advisors, are more favorable to the MICT’s stockholders than the merger agreement and the transactions contemplated hereby, taken as a whole, after giving effect to any adjustments to the terms and conditions of the merger agreement agreed to in writing by Tingo in response to such proposal, and is reasonably likely to be consummated (the “MICT Superior Offer”); (iii) approve, recommend or declare advisable, or propose publicly to approve, recommend or declare advisable, or allow MICT to execute or enter into, any agreement related to an MICT Superior Offer; (iv) enter into any agreement, letter of intent, or agreement in principle requiring MICT or the effects of which is to require to abandon, terminate or fail to consummate the transactions contemplated hereby; (v) fail to recommend against a Purchaser Superior Offer; (vi) fail to re-affirm the MICT Recommendation at the written request of Tingo; or (vii) fail to include the MICT Recommendation in the Registration Statement and Proxy Statement.

If, in the cases of clauses (i) through (vii) above: (x) an unsolicited, bona fide written offer is made to MICT by a third party for an acquisition proposal; (y) the board of directors of MICT determines in good faith, after consultation with its financial advisors, that such offer constitutes a MICT Superior Offer; and (z) following consultation with outside legal counsel, the board of directors of MICT determines that the withdrawal or modification of its approval of the merger agreement or the transactions contemplated hereby or its recommendation that holders of the securities of MICT adopt the merger agreement and approve the transactions contemplated hereby is required to comply with the fiduciary duties of the board of directors of MICT to the stockholders of MICT under applicable law, but only, in the case of clause (i) through (vii) above, after providing written notice to Tingo, and if Tingo does not make an offer at least as favorable as determined in good faith by the board of directors of MICT, the board of directors of MICT may withdraw or modify its approval of the merger agreement or the transactions contemplated thereby or its recommendation that holders of the securities of MICT adopt the merger agreement and approve the transactions contemplated thereby, if the board of directors of MICT reasonably determines (after consultation with outside legal counsel) that the withdrawal or modification of such approval or recommendation is required to comply with the fiduciary duties of the board of directors of MICT to the stockholders of MICT under applicable Law.

Termination of the Merger Agreement

The merger agreement may be terminated under certain customary and limited circumstances at any time prior to the closing, including: (i) by mutual written consent of MICT and Tingo; (ii) by either MICT or Tingo if a governmental authority of competent jurisdiction has issued an order or taken any other action permanently restraining, enjoining or otherwise prohibiting the Transactions, and such order or other action has become final and non-appealable; (iii) by either MICT or Tingo in the event of the other party’s uncured breach, if such breach would result in the failure of a closing condition and is incapable of being cured or isn’t cured within 30 days after notice of such breach; (iv) by either MICT or Tingo if there has been a Material Adverse Effect on the other party and its subsidiaries taken as a whole following the date of the merger agreement that remains uncured and continuing; (v) by either MICT or Tingo if the shareholders of MICT or Tingo, respectively, do not provide the necessary Stockholder Approval at the special shareholder meeting held by MICT and Tingo, respectively; (vi) by MICT, if within forty-five (45) days after execution of the merger agreement, Tingo has not duly filed certain SEC reports as further delineated in the merger agreement; (vii) by either MICT or Tingo if Tingo holds a special meeting of its shareholders for the Tingo Stockholder Approval and the Tingo Stockholder Approval is not obtained; (viii) by MICT during the period starting July 5, 2022 and ending July 15, 2022; and (ix) by MICT or Tingo if closing conditions have not been met or waived by December 31, 2022 (provided that the closing takes place by or before such date). Furthermore, the merger agreement provides that MICT must pay Tingo a termination fee equal to $5,000,000 in the event that either party chooses to terminate the Merger by written notice due to the board of MICT withdrawing its approval of the merger agreement or otherwise changing its recommendation that MICT’s shareholders vote in favor of consummating the merger.

If the merger agreement is terminated, all further obligations of the parties under the merger agreement (except for certain obligations related to publicity, confidentiality, fees and expenses, no recourse, termination and general provisions) will terminate, and no party to the merger agreement will have any further liability to any other party thereto except for liability for fraud or for willful breach of the merger agreement prior to termination.

Each party will be responsible for its own costs and expenses, except that MICT and Tingo will split any antitrust filing fees and SEC registration fees and other similar regulatory fees equally.

Tingo Voting and Support Agreements

Under the voting and support agreements substantially in the form attached to this proxy statement/prospectus as Annex D (the “Tingo Support Agreements”), each Tingo stockholder thereunder will agree that from the date of the voting agreement until the date that the Tingo Support Agreement terminates, such stockholder will vote or cause to be voted all shares of MICT common stock that he, she or it beneficially owns, among other things:

•        in favor of, and adopt, the combination, the merger agreement, the ancillary documents, any amendments to Tingo’s organizational documents, and all of the other transactions contemplated by the merger agreement (and any actions required in furtherance thereof); and

•        against (A) any Tingo alternative acquisition proposal and any and all other proposals (x) for the acquisition of Tingo, (y) that could reasonably be expected to delay or impair the ability of Tingo to consummate the merger, the merger agreement or any of the transactions, or (z) which are in competition with or materially inconsistent with the merger agreement or the ancillary documents; (B) other than as contemplated by the merger agreement, any material change in (x) the present capitalization of Tingo or any amendment of the Tingo’s organizational documents or (y) Tingo’s corporate structure or business; or (C) any other action or proposal involving any Target Company (as defined in the merger agreement) that is intended, or would reasonably be expected, to prevent, impede, interfere with, delay, postpone or adversely affect in any material respect the transactions or would reasonably be expected to result in any of the conditions to the closing under the merger agreement not being fulfilled.

As of July 25, 2022, the supporting stockholders subject to the Tingo Support Agreements beneficially owned in the aggregate approximately 79.6% of the outstanding shares of Tingo Class A common stock and 93.9% of the outstanding shares of Tingo Class B common stock.

The Tingo Support Agreements do not restrict the actions of the supporting stockholders in their capacities as directors of Tingo.

MICT Voting and Support Agreements

MICT delivered to Tingo, a voting and support agreement, attached to this proxy statement/prospectus as Annex E (the “MICT Support Agreement”), signed by MICT and Darren Mercer.

Under the MICT Support Agreements, each MICT stockholder agreed that from the date of the voting agreement until the date that the MICT Support Agreement terminates, such stockholder will vote or cause to be voted all shares of MICT common stock that he, she or it beneficially owns, among other things:

•        in favor of the combination, the merger agreement and related transactions and to otherwise take certain other actions in support of the merger agreement and related transactions and the other matters submitted to MICT stockholders for their approval, and provide a proxy to Tingo and any designee of MICT to vote such shares of MICT common stock accordingly; and

•        against any (A) MICT alternative acquisition proposal and (B) any other action or proposal involving MICT that is intended, or would reasonably be expected, to prevent, impede, interfere with, delay, postpone or adversely affect in any material respect the transactions contemplated by the merger agreement or would reasonably be expected to result in any of the conditions to the closing under the merger agreement not being fulfilled.

The MICT Support Agreements do not restrict the actions of the supporting stockholders in their capacities as directors of MICT.

Restrictions on Transfers

Each supporting stockholder has also agreed that, with limited exceptions, prior to the termination of its support agreement, it will not transfer any shares of MICT common stock or Tingo common stock, respectively, or other MICT securities or Tingo securities, respectively, beneficially owned or acquired by such supporting stockholder on or after the date of its support agreement.

Termination

By its terms, each voting agreement will terminate upon the earliest to occur of: (a) the termination of the merger agreement in accordance with its terms; (b) the effective time; and (c) the termination of such support agreement by written agreement of each of MICT, Tingo and the supporting stockholder(s) party thereto.

MICT Lock-Up Agreements

Prior to Closing, MICT agreed to use its commercially reasonable efforts to cause each institutional holder of at least 5% of MICT shares of common stock to enter into a lock-up agreement, substantially in the form attached to this proxy statement/prospectus as Annex F, providing for a lock-up period of six (6) months following Closing (each, a “MICT Lock-Up Agreement”).

Tingo Lock-Up Agreements

Prior to Closing, Tingo agreed to deliver lock-up agreements, substantially in the form attached to this proxy statement/prospectus as Annex G, from each holder of Tingo common stock who (i) is an executive officer or director of Tingo or (ii) owns more than five percent (5%) of the issued and outstanding shares of Tingo (treating any Tingo preferred stock and Tingo convertible securities on an as-converted to Tingo common stock basis).

As of July 25, 2022, the supporting stockholders subject to the Tingo Lock-Up Agreements beneficially owned in the aggregate approximately 79.6% of the outstanding shares of Tingo Class A common stock.

U.S. Federal Income Tax Consequences of the Combination

MICT and Tingo intend for the combination to be treated as a “reorganization” within the meaning of Section 368(a) of the Code. Assuming the combination qualifies as a reorganization, a U.S. holder of Tingo common stock will not recognize any gain or loss for U.S. federal income tax purposes upon the exchange of the holder’s shares of Tingo common stock for shares of MICT common stock pursuant to the combination, except with respect to cash received in lieu of fractional shares of MICT common stock.

You should read the section titled “U.S. Federal Income Tax Consequences of the Combination” beginning on page 242 for a more complete discussion of the U.S. federal income tax consequences of the combination. Tax matters can be complicated, and the tax consequences of the combination to you will depend on your particular situation. You should consult your tax advisor to determine the tax consequences to you of the combination.

Comparison of Stockholders’ Rights

Upon completion of the combination, Tingo stockholders receiving shares of MICT common stock will become MICT stockholders. The rights of MICT stockholders will be governed by the DGCL. There are certain differences in the rights of MICT stockholders under the MICT charter and MICT bylaws and of Tingo stockholders under the Tingo charter and Tingo bylaws. See the section titled “Comparison of Stockholders’ Rights.”

Listing of MICT Common Stock

It is a condition to the combination that the shares of MICT stock to be issued to Tingo stockholders in the combination be approved for listing on Nasdaq, subject to official notice of issuance.

Risk Factors

In evaluating the merger agreement, the combination and the charter amendment you should carefully read this joint proxy statement/prospectus and give special consideration to the factors discussed in the section titled “Risk Factors.”

RISK FACTORS

In considering how to vote on the proposals to be considered and voted on at the MICT special meeting or the Tingo special meeting, you are urged to carefully consider all of the information contained or incorporated by reference in this joint proxy statement/prospectus. See “Where You Can Find More Information.” You should also read and consider the risks associated with each of the businesses of MICT and Tingo because those risks will affect the combined company. The risks associated with the business of MICT can be found in MICT’s Exchange Act reports, including MICT’s Quarterly Reports on Form 10-Q for the quarterly periods ended June 30, 2021, and September 30, 2021 which are incorporated by reference into this joint proxy statement/prospectus. The risks associated with the business of Tingo can be found in Tingo’s Exchange Act reports. In addition, you are urged to carefully consider the following material risks relating to the combination and the businesses of MICT, Tingo and the combined company.

Unless otherwise indicated or the context otherwise requires, references in this section to “we,” “our,” “us,” the “Company” and other similar terms refer to MICT before the combination.

Risks Relating to the Combination

The market price of MICT common stock will continue to fluctuate after the combination.

Upon completion of the combination, Tingo stockholders will become holders of MICT common stock. The market price of the MICT common stock will continue to fluctuate, potentially significantly, following completion of the combination, including for the reasons described above. As a result, former Tingo stockholders could lose some or all of the value of their investment in MICT common stock. In addition, any significant price or volume fluctuations in the stock market generally could have a material adverse effect on the market for, or liquidity of, the MICT common stock received in the combination, regardless of the combined company’s actual operating performance.

The combination may not be completed and the merger agreement may be terminated in accordance with its terms.

The combination is subject to a number of conditions that must be satisfied, including the receipt of certain regulatory approvals and the approval by MICT stockholders of the MICT merger proposal, the MICT charter amendment proposal, the MICT director election proposal, the Nasdaq proposal and the Equity Incentive Plan proposal and approval by Tingo stockholders of the Tingo merger proposal, or waived (to the extent permitted), in each case prior to the completion of the combination. These conditions are described in the section titled “The Merger Agreement — Conditions to Completion of the Combination.” These conditions to the completion of the combination, some of which are beyond the control of MICT and Tingo, may not be satisfied or waived in a timely manner or at all, and, accordingly, the combination may be delayed or not completed.

Additionally, either MICT or Tingo may terminate the merger agreement under certain circumstances, subject to the payment of a “termination fee” in certain cases, including if the merger agreement is terminated by either MICT or Tingo as a result of an adverse change in the recommendation of the other party’s board of directors. In such circumstances, MICT is required to pay to Tingo (in the case of a termination by Tingo), or Tingo is required to pay to MICT (in the case of a termination by MICT), a termination fee of $5 million. See the sections titled “The Merger Agreement — Termination of the Merger Agreement” and “The Merger Agreement — Termination Fees and Expenses; Liability for Breach” for a more complete discussion of the circumstances under which the merger agreement could be terminated and when a termination fee may be payable by MICT or Tingo.

Failure to complete the combination could negatively impact the future business and financial results of MICT and Tingo and the trading prices of the MICT common stock or Tingo common stock.

If the combination is not completed for any reason, including because MICT stockholders fail to approve the MICT merger proposal or the MICT charter amendment proposal, or because Tingo stockholders fail to approve the Tingo merger proposal, the ongoing businesses of MICT and Tingo may be adversely affected and, without realizing any of the expected benefits of having completed the combination, MICT and Tingo would be subject to a number of risks, including the following:

•        each company may experience negative reactions from the financial markets, including negative impacts on its stock price;

•        each company may experience negative reactions from its customers, partners, suppliers and employees;

•        each company will be required to pay its respective costs relating to the combination, such as financial advisory, legal, accounting costs and associated fees and expenses, whether or not the combination is completed;

•        there may be disruptions to each company’s respective business resulting from the announcement and pendency of the combination, and any adverse changes in their relationships with their respective customers, partners, suppliers, other business partners and employees may continue or intensify; and

•        each company will have committed substantial time and resources to matters relating to the combination (including integration planning) which would otherwise have been devoted to day-to-day operations and other opportunities that may have been beneficial to either company as an independent company.

The market price for shares of MICT common stock may be affected by factors different from, or in addition to, those that historically have affected or currently affect the market price of shares of Tingo common stock.

Upon completion of the combination, Tingo stockholders will receive shares of MICT common stock and will accordingly become MICT stockholders. MICT’s business differs from that of Tingo, and MICT’s results of operations and stock price may be adversely affected by factors different from those that historically have affected or currently affect Tingo’s results of operations and stock price. Following the completion of the combination, Tingo will be part of a larger company, so decisions affecting Tingo may be made in respect of the larger combined business as a whole rather than the Tingo business individually. For a discussion of the businesses of each of MICT and Tingo and some important factors to consider in connection with those businesses, see the section titled “The Parties to the Combination” and the other information contained or incorporated in this joint proxy statement/prospectus. See the section titled “Where You Can Find More Information.”

The share issuance may cause the market price of MICT common stock to decline.

Based on              shares of MICT common stock issued and outstanding as of             , the latest practicable date prior to the date of this joint proxy statement/prospectus, it is expected that MICT will issue as much as              million shares of MICT common stock in the combination. Former Tingo stockholders may decide not to hold the shares of MICT common stock that they will receive in the combination, and MICT stockholders may decide to reduce their investment in MICT as a result of the changes to MICT’s investment profile as a result of the combination. Both the issuance of this amount of new shares in the combination and any subsequent sales of these shares may cause the market price of MICT common stock to decline.

Tingo stockholders who receive shares of MICT common stock in the combination will have rights as MICT stockholders that differ from their current rights as Tingo stockholders.

Upon completion of the combination, Tingo stockholders will no longer be stockholders of Tingo and will instead become stockholders of MICT. As MICT is a Delaware corporation and Tingo is a Nevada corporation, there are significant differences in the rights of MICT stockholders and Tingo stockholders under the laws of their respective states of incorporation. In addition, there are also certain differences in the rights of MICT stockholders under the MICT charter and MICT bylaws, and of Tingo stockholders under the Tingo charter and the Tingo bylaws. See the section titled “Comparison of Stockholders’ Rights” for a discussion of these rights.

After the combination, Tingo stockholders will have a significantly lower ownership and voting interest in MICT than they currently have in Tingo and will exercise less influence over management and policies of the combined company.

Based on the number of shares of MICT common stock and Tingo common stock outstanding on July 21, 2022, the latest practicable date prior to the date of this joint proxy statement/prospectus, upon completion of the combination, former Tingo stockholders are expected to own approximately 77.5% of the outstanding shares of MICT common stock and the current MICT stockholders are expected to own approximately 22.5% of the outstanding shares of MICT common stock. Consequently, former Tingo stockholders will have less influence over the management and policies of the combined company than they currently have over the management and policies of Tingo. Pursuant to the merger agreement, however, on or prior to the effective time, MICT will appoint five (5) persons selected by Tingo and approved by MICT prior to the effective time, to the MICT of board of directors.

Until the completion of the combination or the termination of the merger agreement pursuant to its terms, MICT and Tingo are each prohibited from entering into certain transactions and taking certain actions that might otherwise be beneficial to MICT, Tingo and/or their respective stockholders.

From and after the date of the merger agreement and prior to the completion of the combination or the termination of the merger agreement pursuant to its terms, the merger agreement restricts MICT and Tingo from taking specified actions without the consent of the other party and requires that the businesses of MICT, Tingo and their respective subsidiaries be conducted in the ordinary course. These restrictions may prevent MICT or Tingo, as applicable, from taking actions during the pendency of the combination that would have been beneficial. Adverse effects arising from these restrictions during the pendency of the combination could be exacerbated by any delays in the completion of the combination or termination of the merger agreement. See the section titled “The Merger Agreement — Conduct of Business.”

Obtaining required approvals and satisfying closing conditions may prevent or delay completion of the combination.

The combination is subject to a number of conditions to closing as specified in the merger agreement. These closing conditions include, among others, the effectiveness of the registration statement on Form S-4 of which this joint proxy statement/prospectus forms a part registering the issuance of shares of MICT common stock to Tingo stockholders in connection with the combination and the absence of any stop order or proceedings by the SEC with respect thereto; the expiration or earlier termination of any applicable waiting period (and any extension thereof) under the HSR Act; consent, waiver, authorization or approval of the applicable antitrust regulatory authority in certain specified non-U.S. jurisdictions; approval for listing on Nasdaq of the shares of MICT common stock to be issued in connection with the combination; and the absence of governmental restraints or prohibitions preventing the consummation of the combination. The obligation of each of MICT and Tingo to complete the combination is also conditioned on, among other things, the accuracy of the representations and warranties made by the other party on the date of the merger agreement and on the closing date (subject to certain materiality and material adverse effect qualifiers), and the performance by the other party in all material respects of its obligations under the merger agreement. No assurance can be given that the required stockholder approvals and governmental and regulatory consents and approvals will be obtained or that the required conditions to closing will be satisfied, and, if all required consents and approvals are obtained and the required conditions are satisfied, no assurance can be given as to the terms, conditions and timing of such consents and approvals. Any delay in completing the combination could cause the combined company not to realize, or to be delayed in realizing, some or all of the benefits that MICT and Tingo expect to achieve if the combination is successfully completed within its expected time frame. For a more complete summary of the conditions that must be satisfied or waived prior to completion of the combination, see the section titled “The Merger Agreement — Conditions to Completion of the Combination.”

Failure to attract, motivate and retain executives and other key employees could diminish the anticipated benefits of the combination.

The success of the combination will depend in part on the combined company’s ability to retain the talents and dedication of the professionals currently employed by MICT and Tingo. It is possible that these employees may decide not to remain with MICT or Tingo, as applicable, while the combination is pending, or with the combined company. If key employees of either company terminate their employment, or if an insufficient number of employees are retained to maintain effective operations, the combined company’s business activities may be adversely affected and management’s attention may be diverted from successfully integrating MICT and Tingo to hiring suitable replacements, all of which may cause the combined company’s business to suffer. In addition, MICT and Tingo may not be able to locate suitable replacements for any key employees that leave either company or offer employment to potential replacements on reasonable terms. Moreover, there could be disruptions to or distractions for the workforce and management, including disruptions associated with integrating employees into the combined company. No assurance can be given that the combined company will be able to attract or retain key employees of MICT and Tingo to the same extent that those companies have been able to attract or retain their own employees in the past.

The combination, and uncertainty regarding the combination, may cause business partners, or vendors to delay or defer decisions concerning MICT or Tingo and adversely affect each company’s ability to effectively manage its respective business, which could adversely affect each company’s business, operating results and financial position and, following the completion of the combination, the combined company’s.

The combination will happen only if the stated conditions are met, including the approval of the MICT merger proposal, the approval of the MICT charter amendment proposal, the approval of the MICT director election proposal, the approval of the Nasdaq proposal, the approval of the Equity Incentive Plan proposal, the approval of the Tingo merger proposal and the receipt of required regulatory approvals, among other conditions. Many of the conditions are beyond the control of MICT and Tingo, and both parties also have certain rights to terminate the merger agreement. Accordingly, there may be uncertainty regarding the completion of the combination. This uncertainty may cause existing or business partners, advertisers and vendors to:

•        delay or defer other decisions concerning MICT, Tingo or the combined company, including entering into contracts with MICT or Tingo or making other decisions concerning MICT or Tingo or seek to change or cancel existing business relationships with MICT or Tingo; or

•        otherwise seek to change the terms on which they do business with MICT, Tingo or the combined company.

Any such disruptions such as delays or deferrals of those decisions or changes in existing agreements could adversely affect the respective business, operating results and financial position of MICT and Tingo, whether the combination is ultimately completed, and following the completion of the combination, the combined company, including an adverse effect on the combined company’s ability to realize the anticipated synergies and other benefits of the combination. The risk, and adverse effect, of any such disruptions could be exacerbated by a delay in completion of the combination or termination of the merger agreement.

Whether or not the combination is completed, the announcement and pendency of the combination could cause disruptions in the businesses of MICT and Tingo, which could have an adverse effect on their respective businesses and financial results.

Whether or not the combination is completed, the announcement and pendency of the combination could cause disruptions in the businesses of MICT and Tingo, including by diverting the attention of MICT and Tingo’s respective management and employee teams, such as those involved in day-to-day operations and sales, toward the completion of the combination. In addition, MICT and Tingo have each diverted significant management resources in an effort to complete the combination and are each subject to restrictions contained in the merger agreement on the conduct of their respective businesses. If the combination is not completed, MICT and Tingo will have incurred significant costs, including the diversion of management resources, for which they will have received little or no benefit.

Tingo directors and executive officers have interests and arrangements that may be different from, or in addition to, those of Tingo stockholders generally.

When considering the recommendations of the Tingo board of directors on how to vote on the proposals described in this joint proxy statement/prospectus, Tingo stockholders should be aware that Tingo directors and executive officers may have interests in the combination that are different from, or in addition to, those of Tingo stockholders generally. These interests include the treatment in the combination of outstanding equity, equity-based and incentive awards, severance arrangements, other compensation and benefit arrangements, MICT’s agreement to add five directors designated by Tingo to the MICT board of directors, and the right to continued indemnification of former MICT directors and officers by Tingo. The Tingo board of directors was aware of and considered these interests when it determined that the combination was fair to, and in the best interests of, Tingo and its stockholders, approved and declared advisable the merger agreement and the consummation of the transactions contemplated thereby, including the combination, and recommended that Tingo stockholders adopt the merger agreement. The interests of Tingo directors and executive officers are described in more detail in the section titled “Interests of Tingo Directors and Executive Officers in the Combination.”

The merger agreement contains provisions that could discourage a potential competing acquirer that might be willing to pay more to acquire or merge with either MICT or Tingo.

The merger agreement contains “no shop” provisions that restrict the ability of MICT and Tingo to, among other things (each as described in the sections titled “The Merger Agreement — Go-Shop Period; Restrictions on Solicitations of Other Offers — Tingo No-Shop Period” and “The Merger Agreement — Go-Shop Period; Restrictions on Solicitations of Other Offers — MICT No-Shop Period”), subject to limited exceptions set forth in the merger agreement: MICT and Tingo agreed during the Interim Period not to solicit, assist, initiate, facilitate or knowingly encourage any proposal or offer, or enter into any agreement for, an alternative competing transaction, to notify the others as promptly as practicable in writing of the receipt of any proposals or offers or requests for information relating to an alternative competing transaction or any requests for non-public information relating to such transaction, and to keep the others informed of the status of any such requests, proposals or offers.

Furthermore, there are only limited exceptions to the requirement under the merger agreement that neither the MICT board of directors nor the Tingo board of directors withdraw or modify the MICT board recommendation or the Tingo board recommendation, as applicable (each as defined in the section titled “The Merger Agreement — Changes in Board Recommendations”). Although the MICT board of directors or Tingo board of directors is permitted to effect a change of recommendation, after complying with certain procedures set forth in the merger agreement, in response to certain superior offers or to certain intervening events (if the applicable board of directors determines in good faith, after having taken into account the advice of outside legal counsel, that a failure to do so would be inconsistent with its fiduciary duties under applicable law), such change of recommendation would entitle the other party to terminate the merger agreement and receive a termination fee from the party making a change of recommendation. See the sections titled “The Merger Agreement — Termination of the Merger Agreement” and “The Merger Agreement — Termination Fees and Expenses; Liability for Breach.”

These provisions could discourage a potential competing acquirer from considering or proposing an acquisition or merger, even if it were prepared to pay consideration with a higher value than that implied by the merger consideration in the combination, or might result in a potential competing acquirer proposing to pay a lower per share price than it might otherwise have proposed to pay because of the added expense of the termination fee.

The combination will involve substantial costs.

MICT and Tingo have incurred and expect to incur non-recurring costs associated with combining the operations of the two companies, as well as transaction fees and other costs related to the combination. Such costs include, among others, filing and registration fees with the SEC, printing and mailing costs associated with this joint proxy/registration statement, and legal, accounting, investment banking, consulting, public relations and proxy solicitation fees. Some of these costs are payable by MICT or Tingo regardless of whether the combination is completed.

The combined company will also incur restructuring and integration costs in connection with the combination. There are processes, policies, procedures, operations, technologies and systems that must be integrated in connection with the combination and the integration of Tingo’s business. Although MICT expects that the elimination of duplicative costs, strategic benefits and additional income, as well as the realization of other efficiencies related to the integration of the businesses, may offset incremental transaction, combination-related and restructuring costs over time, any net benefit may not be achieved in the near term or at all. While MICT has assumed that certain expenses would be incurred in connection with the combination and the other transactions contemplated by the merger agreement, there are many factors beyond MICT’s control that could affect the total amount or the timing of the integration and implementation expenses.

MICT stockholders will not be entitled to appraisal rights in the combination.

Appraisal rights are statutory rights that, if applicable under law, enable stockholders of a corporation to dissent from certain extraordinary transactions, such as a merger in certain circumstances, and to demand that such corporation pay the fair value for their shares as determined by a court in a judicial proceeding instead of receiving the consideration offered to such stockholders in connection with the extraordinary transaction. Under the DGCL, stockholders generally do not have appraisal rights if the shares of stock they hold are either listed on a national securities exchange or held of record by more than 2,000 holders. Notwithstanding the foregoing, appraisal rights are available if stockholders are required by the terms of the merger agreement to accept for their shares anything other than (a) shares of stock of the surviving corporation, (b) shares of stock of another corporation that will either be listed on a national securities exchange or held of record by more than 2,000 holders, (c) cash in lieu of fractional shares or (d) any combination of the foregoing.

Because the combination consists of MICT acquiring all of the outstanding shares of Tingo through a merger of Merger Sub with and into Tingo with Tingo continuing as the surviving corporation and as a wholly owned subsidiary of MICT, holders of MICT stock will continue to hold their MICT stock following completion of the combination and are not entitled to appraisal rights in connection with the combination.

Under Nevada law, holders of Tingo common stock are entitled to appraisal rights in connection with the combination, provided that the combination is completed, certain conditions are met, and the holder complies with all applicable requirements of Nevada law. See the section titled “Dissenter’s Rights of Appraisal.”

Lawsuits may in the future be filed against MICT, Tingo, and members of their respective boards of directors, challenging the combination, and an adverse ruling in any such lawsuit may prevent the combination from becoming effective or from becoming effective within the expected time frame.

Transactions such as the combination are frequently subject to litigation or other legal proceedings, including actions alleging that the MICT board of directors or Tingo board of directors breached their respective fiduciary duties to their stockholders by entering into the merger agreement, by failing to obtain a greater value in the transaction for their stockholders or otherwise. Neither MICT nor Tingo can provide assurance that such litigation or other legal proceedings will not be brought. If litigation or other legal proceedings are in fact brought against MICT or Tingo, or against the MICT board of directors or Tingo board of directors, they will defend against it, but might not be successful in doing so. An adverse outcome in such matters, as well as the costs and efforts of a defense even if successful, could have a material adverse effect on the business, results of operation or financial position of MICT, Tingo or the combined company, including through the possible diversion of either company’s resources or distraction of key personnel.

Furthermore, one of the conditions to the completion of the combination is that no injunction by any governmental body of competent jurisdiction will be in effect that prevents the consummation of the combination. As such, if any of the plaintiffs are successful in obtaining an injunction preventing the consummation of the combination, that injunction may prevent the combination from becoming effective or from becoming effective within the expected time frame.

There may be adverse tax consequences if the combination does not qualify as a reorganization under the Code.

The parties intend that the combination will be treated as a reorganization within the meaning of Section 368(a) of the Code. If the combination were to fail to qualify as a reorganization, U.S. holders of Tingo common stock generally would recognize gain or loss, as applicable, equal to the difference between (i) the sum of the fair market value of the MICT common stock and any cash consideration (including in lieu of fractional shares) received by such holder in the combination; and (ii) such holder’s adjusted tax basis in its Tingo common stock. See the section titled “U.S. Federal Income Tax Consequences of the Combination.”

Risks Relating to the Combined Company

Combining the businesses of MICT and Tingo may be more difficult, costly or time-consuming than expected and the combined company may fail to realize the anticipated benefits of the combination, which may adversely affect the combined company’s business results and negatively affect the value of the combined company’s common stock.

The success of the combination will depend on, among other things, MICT’s ability to realize the anticipated benefits and operational scale efficiencies from combining the businesses of MICT and Tingo. This success will depend largely on MICT’s ability to successfully integrate the business of Tingo. If MICT is not able to successfully integrate Tingo’s business within the anticipated time frame, or at all, the anticipated operational scale efficiencies and other benefits of the combination may not be realized fully, or at all, or may take longer to realize than expected.

An inability to realize the full extent of the anticipated benefits of the combination and the other transactions contemplated by the merger agreement, as well as any delays encountered in the integration process, could have an adverse effect upon the revenues, level of expenses and operating results of the combined company, which may adversely affect the value of the common stock of the combined company.

MICT and Tingo have operated and, until the completion of the merger, will continue to operate independently. There can be no assurances that their businesses can be integrated successfully. It is possible that the integration process could result in the loss of key MICT or Tingo employees, the loss of players, the disruption of either company’s or both companies’ ongoing businesses, inconsistencies in standards, controls, procedures and policies, unexpected integration issues, higher than expected integration costs and an overall post-completion integration process that takes longer than originally anticipated. The challenges involved in this integration, which will be complex and time-consuming, include the following:

•        combining the companies’ operations and corporate functions;

•        combining the businesses of MICT and Tingo and meeting the capital requirements of the combined company in a manner that permits the combined company to achieve any revenue synergies or operational scale efficiencies anticipated to result from the combination, the failure of which would result in the anticipated benefits of the combination not being realized in the time frame currently anticipated or at all;

•        integrating and retaining personnel from the two companies, especially in the COVID-19 environment which has required employees to work remotely in most locations;

•        integrating the companies’ technologies and technologies licensed from third parties;

•        integrating and unifying the each company’s intellectual property and capabilities in game development, publishing and commercialization;

•        identifying and eliminating redundant and underperforming functions and assets;

•        harmonizing the companies’ operating practices, employee development and compensation programs, internal controls and other policies, procedures and processes;

•        maintaining existing agreements with business partners, suppliers and vendors, avoiding delays in entering into new agreements with prospective business partners, suppliers and vendors, and leveraging relationships with such third parties for the benefit of the combined company;

•        addressing possible differences in business backgrounds, corporate cultures and management philosophies;

•        consolidating the companies’ administrative and information technology infrastructure;

•        coordinating sales motions and go-to-market efforts;

•        coordinating geographically dispersed organizations; and

•        effecting actions that may be required in connection with obtaining regulatory or other governmental approvals.

In addition, at times the attention of certain members of either company’s or both companies’ management and resources may be focused on completion of the combination and the integration of the businesses of the two companies and diverted from day-to-day business operations or other opportunities that may have been beneficial to such company, which may disrupt each company’s ongoing business and the business of the combined company.

Certain contractual counterparties may seek to modify contractual relationships with the combined company, which could have an adverse effect on the combined company’s business and operations.

As a result of the combination, the combined company may experience impacts on relationships with contractual counterparties (such as business partners, vendors or other third party service providers) that may harm the combined company’s business and results of operations. Certain counterparties may seek to terminate or modify contractual obligations following the combination whether or not contractual rights are triggered as a result of the combination. There can be no guarantee that MICT’s or Tingo’s contractual counterparties will remain with or continue to have a relationship with the combined company or do so on the same or similar contractual terms following the combination. If any contractual counterparties (such as business partners, vendors or other third party service providers) seek to terminate or modify contractual obligations or discontinue the relationship with the combined company, then the combined company’s business and results of operations may be harmed.

Completion of the transaction may trigger change in control, assignment or other provisions in certain agreements to which Tingo is a party, which may have an adverse impact on the combined company’s business and results of operations.

The completion of the combination may trigger change in control, assignment and other provisions in certain agreements to which Tingo is a party. If Tingo is unable to negotiate waivers of or consents under those provisions, the counterparties may exercise their rights and remedies under the agreements, potentially terminating the agreements or seeking monetary damages or other remedies. Even if Tingo is able to negotiate waivers, the counterparties may require a fee for such waivers or seek to renegotiate the agreements on terms less favorable to the combined company. Any of the foregoing or similar developments may have an adverse impact on the business, financial condition and results of operations of the combined company, or the ability of MICT to successfully integrate Tingo’s business.

The combined company may be exposed to increased litigation, which could have an adverse effect on the combined company’s business and operations.

The combined company may be exposed to increased litigation from stockholders, customers, partners, suppliers, consumers and other third parties due to the combination of MICT’s and Tingo’s businesses following the combination. Such litigation may have an adverse impact on the combined company’s business and results of operations or may cause disruptions to the combined company’s operations.

The unaudited pro forma condensed combined financial information in this joint proxy statement/prospectus is presented for illustrative purposes only and may not be reflective of the operating results and financial condition of the combined company following completion of the combination.

The unaudited pro forma condensed combined financial information included in this joint proxy statement/prospectus are presented for illustrative purposes only, contain a variety of adjustments, assumptions and preliminary estimates and are not necessarily indicative of what the combined company’s actual financial position or results of operations would have been had the combination been completed on the dates indicated. The combined company’s actual results and financial position after the combination may differ materially and adversely from the unaudited pro forma condensed combined financial information included in this joint proxy statement/prospectus. The unaudited pro forma condensed combined financial information reflects adjustments based upon preliminary estimates of the fair value of assets to be acquired and liabilities to be assumed. The final acquisition accounting will be based upon the actual consideration transferred and the fair value of the assets and liabilities of Tingo as of the date of the completion of the combination. Accordingly, the final acquisition accounting may differ materially from the unaudited pro forma condensed combined financial information reflected in this joint proxy statement/prospectus. For more information, see the section titled “Unaudited Pro Forma Condensed Combined Financial Information.”

While presented with numeric specificity, the unaudited pro forma condensed combined financial information provided in this joint proxy statement/prospectus is based on numerous variables and assumptions (including, but not limited to, those related to industry performance and competition, general business, the software and related industries, and economic, market and financial conditions and additional matters specific to MICT’s or Tingo’s business, as applicable) that are inherently subjective and uncertain and are beyond the control of the respective management teams of MICT and Tingo. As a result, actual results may differ materially from the unaudited pro forma condensed combined financial information. Important factors that may affect actual results include, but are not limited to, risks and uncertainties relating to MICT’s or Tingo’s business, as applicable (including each company’s ability to achieve strategic goals, objectives and targets over applicable periods), industry performance, general business and economic conditions. See the section titled “Unaudited Pro Forma Condensed Combined Financial Information.”

The combined company’s debt may limit its financial flexibility.

To finance the combination, MICT will incur indebtedness in connection with the completion of the combination. Tingo also has existing indebtedness.

MICT’s or Tingo’s substantial indebtedness could have adverse effects on such company’s and/or the combined company’s financial condition and results of operations, including:

•        increasing its vulnerability to changing economic, regulatory and industry conditions;

•        limiting its ability to compete and its flexibility in planning for, or reacting to, changes in its business and the industry;

•        limiting its ability to borrow additional funds; and

•        increasing its interest expense and requiring it to dedicate a substantial portion of its cash flow from operations to payments on its debt, thereby reducing funds available for working capital, capital expenditures, acquisitions, and share repurchases, and other purposes.

The companies’ ability to arrange any additional financing for the purposes described above or otherwise will depend on, among other factors, the companies’ respective financial positions and performance, as well as prevailing market conditions and other factors beyond their control. The level and quality of the combined company’s earnings, operations, business and management, among other things, will impact the determination of the combined company’s credit ratings. A decrease in the ratings assigned to the combined company by the ratings agencies may negatively impact the combined company’s access to the debt capital markets and increase the combined company’s cost of borrowing. There can be no assurance that the combined company will be able to obtain financing on acceptable terms or at all. In addition, there can be no assurance that the combined company will be able to maintain the current creditworthiness or prospective credit ratings of MICT or Tingo, and any actual or anticipated changes or downgrades in such credit ratings may have a negative impact on the liquidity, capital position or access to capital markets of the combined company.

The COVID-19 pandemic may cause harm to the business, results of operations, and financial condition of the combined company.

The COVID-19 pandemic may have a material adverse effect on the results of operations of the combined company. The global spread of COVID-19 has created significant uncertainty, resulting in volatility and economic disruption. The extent to which COVID-19 has an impact on the combined company’s business, operations, or financial results will depend on numerous evolving factors that may not be accurately predicted, including the duration and scope of the pandemic; governmental, business, and individuals’ actions that have been and continue to be taken in response to the pandemic; economic activity and related actions taken in response to the pandemic; the effect on consumer demand for the combined company’s products and the discretionary spending patterns of the combined company’s customers, including the ability of customers to pay for the combined company’s products; the combined company’s ability to develop, market, and sell its products, including as a result of travel restrictions and people working from home; the impact on the operations of the combined company’s counterparties, including the physical retail, digital download online platforms, and cloud streaming services the combined company will rely on for the distribution of its products, the suppliers who manufacture the combined company’s physical products, and other third parties with which the combined company partners (e.g. to market or ship its products); any closures of the combined company’s, its customers’, and counterparties’ offices and facilities; additional volatility in exchange rates; the impact of potential inflation; and the impact of reductions in interest rates by the Federal Reserve and other central banks, including on the combined company’s short-term investment portfolio.

Further, “shelter-in-place,” quarantine, or other such initiatives by governmental entities could also disrupt the combined company’s operations. In such situations, if employees or third-party developers who cannot optimally perform their responsibilities from home are not able to or are unwilling to report to work, the combined company may experience material interruptions in product development and delays in bringing products to market. Such circumstances may also impact the effectiveness of the combined company’s quality controls and game testing measures. An increase in the number of employees working remotely also increases the potential adverse impact of risk associated with information technology systems and networks, including cyber-attacks, computer viruses, malicious software, security breach, and telecommunication failures, both for systems and networks the combined company controls directly and for those that employees and third-party developers rely on to work remotely. Any failure to prevent or mitigate security breaches or cyber risks or detect, or respond adequately to, a security breach or cyber risk, or any other disruptions to the combined company’s information technology systems and networks, can have adverse effects on the combined company’s business. The spread of COVID-19 has caused MICT and Tingo to modify their business practices (including employee travel, employee work locations, and cancellation of physical participation in meetings, events and conferences), and the combined company may take further actions as may be required by government authorities or that it determines are in the best interests of its employees, customers and business partners. Further, key personnel could contract COVID-19, hindering their availability and productivity.

In addition, although the recent outbreak of COVID-19 may increase demand for online financial solutions, digital media marketing, and other online-based products and services, its impact, including impact on our employees, clients, business partners, and third-party service providers, could have a material and adverse effect on our business, financial condition, and results of operations. This outbreak of COVID-19 has caused, and may continue to cause, companies in Singapore, Hong Kong, and the rest of the world, including MICT and certain of MICT’s business partners, to implement temporary adjustment of work schedules and travel plans, mandating employees to work from home and collaborate remotely. As a result, MICT may experience lower efficiency and productivity, internally and externally, which may adversely affect MICT’s service quality. Moreover, MICT’s business operations depend on MICT’s professional staff and the continued services of these individuals. If any of MICT’s employees is suspected of having contracted COVID-19, MICT may be required to apply quarantines or suspend MICT’s operations. The extent to which this outbreak impacts MICT’s results of operations will depend on future developments, which are highly uncertain and unpredictable, including new information which may emerge concerning the severity of this outbreak and future actions we take, if any, to contain this outbreak or treat its impact, among others.

Additionally, sports organizations’ operations and seasons have and may be altered based on the response to COVID-19. Such events could affect the demand for the combined company’s sports titles.

While MICT and Tingo have developed and continue to develop plans to help mitigate the negative impact of the pandemic on their business, these efforts may not be effective, and a protracted economic downturn may limit the effectiveness of such mitigation efforts. Any of these considerations described above could cause or contribute to the risks described elsewhere herein and could materially adversely affect the combined company’s business, financial condition, results of operations or stock price.

Risks Relating to MICT

Risk Factors Related to the Integration of GFH Intermediate Holdings LTD. (“Intermediate”) and Ownership of MICT’s Securities

MICT may be unable to successfully execute its growth strategy, including the merger.

One of MICT’s strategies is to pursue organic growth by increasing product offerings and expanding into new verticals and new markets such as China. MICT may not be able to successfully execute all or any of these initiatives, and the results may vary from the expectations of the combined entity or others. Further, even if these initiatives are successful, MICT may not be able to expand and upgrade its technology systems and infrastructure to accommodate increases in the business activity in a timely manner, which could lead to operational breakdowns and delays, loss of customers, a reduction in the growth of its customer base, increased operating expenses, financial losses, increased litigation or customer claims, regulatory sanctions or increased regulatory scrutiny. In addition, Intermediate will need to continue to attract, hire and retain highly skilled and motivated executives and employees to both execute the growth strategy and to manage the resulting growth effectively.

The merger may not be able to be completed due to situations and circumstances that may change from time to time. And the conditions for closing any mergers and acquisitions may not be satisfied. Cross-border merger and acquisition transactions may also be subject to additional rules and regulations and requirements that could make merger and acquisition activities more time-consuming and complex. MICT’s ability to expand MICT’s business through future mergers and acquisitions would as such be materially and adversely affected.

MICT may be required to take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on its financial condition and its share price, which could cause you to lose some or all of your investment.

MICT cannot assure you that the due diligence it conducted on Intermediate has revealed all material issues that may be present with regard to such companies, or that it would be possible to uncover all material issues through a customary amount of due diligence or that risks outside of MICT’s control will not later arise. Each of MICT and Intermediate therefore has made its decision to complete the Merger on the basis of limited information, and the business combination may not be as profitable as expected, if at all. As a result of these factors, MICT may be forced to later write-down or write-off assets, restructure operations, or incur impairment or other charges that could result in reporting losses. Even if MICT’s due diligence successfully identified certain risks, unexpected risks may arise and previously known risks may materialize in a manner not consistent with MICT’s preliminary risk analysis. Even though these charges may be non-cash items and would not have an immediate impact on MICT’s liquidity, the fact that MICT reports charges of this nature could contribute to negative market perceptions about MICT or MICT’s securities. Accordingly, MICT cannot predict the impact that the consummation of the Merger will have on MICT’s securities.

MICT’s ability to be successful will be dependent upon the efforts of the MICT Board of Directors and key personnel and the loss of such persons could negatively impact the operations and profitability of MICT’s post-combination business.

MICT’s ability to be successful will be dependent upon the efforts of the MICT Board of Directors (the “MICT Board”) and key personnel. Furthermore, the business of MICT following the acquisition of GFHI is made up in part of Intermediate’s business, and is entirely different from MICT’s historical business. Individuals associated with Intermediate may be unfamiliar with the requirements of operating a U.S. public company, which could cause MICT’s management to have to expend time and resources helping them become familiar with such requirements.

MICT is dependent on the services of its executive officers, whose potential conflicts of interest may not permit MICT to effectively execute its business strategy.

MICT is currently dependent on the continued services and performance of its executive officers, particularly Darren Mercer, MICT’s Chief Executive Officer and a director of the MICT Board. Darren Mercer, is also the Chief Executive Officer of GFH which may result in a potential conflict of interest in Mr. Mercer carrying out his duties as a member of the MICT Board.

Provisions in MICT’s certificate of incorporation and under Delaware law could make a future acquisition of MICT, which may be beneficial to stockholders, more difficult and may prevent attempts by MICT stockholders to replace or remove the current management.

Provisions in MICT’s certificate of incorporation, as amended, and MICT’s amended and restated bylaws may discourage, delay or prevent a merger, acquisition or other change in control that stockholders may consider favorable, including transactions in which you might otherwise receive a premium for MICT’s common stock. These provisions could also limit the price that investors might be willing to pay in the future for MICT securities, thereby depressing the market price of MICT’s securities. In addition, these provisions may frustrate, deter or prevent any attempts by MICT stockholders to replace or remove current management by making it more difficult for stockholders to replace members of the MICT Board. Because the MICT Board is responsible for appointing the members of the MICT management team, these provisions could in turn affect any attempt by stockholders to replace current members of the MICT management team.

Moreover, because MICT is incorporated in Delaware, it is governed by the provisions of Section 203 of the General Corporation Law of the State of Delaware, or the DGCL, which prohibits a person who owns in excess of 15% of outstanding voting stock from merging or combining with MICT for a period of three years after the date of the transaction in which the person acquired in excess of 15% of outstanding voting stock, unless the merger or combination is approved in a prescribed manner. MICT has not opted out of the restrictions under Section 203.

MICT may need a significant amount of additional capital, which could substantially dilute your investment

MICT may need significant additional capital in the future to continue MICT’s planned operations. No assurance can be given that MICT will be able to obtain such funds upon favorable terms and conditions, if at all. Failure to do so could have a material adverse effect on MICT’s business. To the extent MICT raise additional capital by issuing equity securities, MICT’s stockholders may experience substantial dilution. MICT may sell common stock, convertible securities, or other equity securities in one or more transactions that may include voting rights (including the right to vote as a series on particular matters), preferences as to dividends and liquidation, and conversion and redemption rights, subject to applicable law, and at prices and in a manner MICT determine from time to time.

Such issuances and the exercise of any convertible securities will dilute the percentage ownership of MICT’s stockholders and may affect the value of MICT’s capital stock and could adversely affect the rights of the holders of such stock, thereby reducing the value of such stock. Moreover, any exercise of convertible securities may adversely affect the terms upon which MICT will be able to obtain additional equity capital, since the holders of such convertible securities can be expected to exercise them at a time when MICT would, in all likelihood, be able to obtain any needed capital on terms more favorable to MICT than those provided in such convertible securities.

If MICT sell shares or other equity securities in one or more other transactions, or issue stock or stock options pursuant to any future employee equity incentive plan, investors may be materially diluted by such subsequent issuances.

If the price of MICT’s common stock is volatile, purchasers of MICT’s securities could incur substantial losses.

The price of MICT’s common stock has been and may continue to be volatile. The market price of MICT’s common stock may be influenced by many factors, including but not limited to the following:

•        developments regarding the acquisition of GFHI and the transactions;

•        announcements of developments related to MICT’s business (including those aspects of MICT’s business received in connection with the acquisition of GFHI);

•        quarterly fluctuations in actual or anticipated operating results;

•        announcements of technological innovations;

•        new products or product enhancements introduced by Micronet or its competitors;

•        developments in patents and other intellectual property rights and litigation;

•        developments in relationships with third party manufacturers and/or strategic partners;

•        developments in relationships with customers and/or suppliers;

•        regulatory or legal developments in the United States, Israel, China and other countries;

•        general conditions in the global economy; and

•        the other factors described in this “Risk Factors” section.

For these reasons and others, you should consider an investment in MICT’s common stock as risky and invest only if you can withstand a significant loss and wide fluctuations in the value of such investment.

A sale by MICT of a substantial number of shares of the common stock or securities convertible into or exercisable for common stock may cause the price of the common stock to decline and may impair the ability to raise capital in the future.

MICT’s common stock is traded on Nasdaq and despite certain increases of trading volume from time to time, there have been periods when it could be considered “thinly-traded,” meaning that the number of persons interested in purchasing common stock at or near bid prices at any given time may have been relatively small or non-existent. Financing transactions resulting in a large amount of newly-issued securities, or other events that cause current stockholders to sell shares, could place downward pressure on the trading price of common stock. In addition, the lack of a robust resale market may require a stockholder who desires to sell a large number of shares of common stock to sell those shares in increments over time to mitigate any adverse impact of the sales on the market price of MICT stock. If MICT stockholders sell, or the market perceives that its stockholders intend to sell for various reasons, including the ending of restriction on resale, substantial amounts of common stock in the public market, including shares issued upon the exercise of outstanding options or warrants, the market price of common stock could fall. Sales of a substantial number of shares of common stock may make it more difficult for MICT to sell equity or equity-related securities in the future at a time and price that MICT deems reasonable or appropriate. Moreover, MICT may become involved in securities class action litigation arising out of volatility resulting from such sales that could divert management’s attention and harm MICT’s business.

MICT may acquire other companies or technologies, and the Tingo Merger could divert MICT’s management’s attention, result in additional dilution to MICT’s stockholders and otherwise disrupt our operations and adversely affect MICT’s operating results.

MICT may in the future seek to acquire or invest in other businesses, features or technologies that MICT believes could complement or expand MICT’s market, enhance MICT’s technical capabilities or otherwise offer growth opportunities. The pursuit of potential acquisitions including Tingo, may divert the attention of management and cause MICT to incur various expenses in identifying, investigating and pursuing suitable acquisitions, whether or not they are consummated. In addition, to the extent that MICT enters into any term sheets or otherwise announce any intention to acquire any additional businesses, features or technologies, any such acquisition would generally be subject to completion of due diligence and required approvals, and would require additional financing, and there can be no assurance that any such acquisition will occur or be completed in a timely manner, or at all.

If MICT acquires additional businesses, MICT may not be able to integrate the acquired personnel, operations, existing contracts and technologies successfully or effectively manage the combined business following the acquisition. MICT also may not achieve the anticipated benefits from any acquired business, due to a number of factors, including:

•        failure to identify all of the problems, liabilities or other shortcomings or challenges of an acquired company or technology, including issues related to intellectual property, regulatory compliance practices, product quality and safety, revenue recognition or other accounting practices, or employee or client issues;

•        difficulty incorporating acquired technology and rights into MICT’s proprietary software and of maintaining quality and security standards consistent with our brands;

•        inability to generate sufficient revenue to offset acquisition or investment costs;

•        incurrence of acquisition-related costs or equity dilution associated with funding the acquisition;

•        difficulties and additional expenses associated with supporting legacy products and hosting infrastructure of the acquired business;

•        risks of entering new markets or new product categories in which MICT have limited or no experience;

•        difficulty converting the customers of the acquired business into MICT customers;

•        diversion of MICT management’s attention from other business concerns;

•        adverse effects to MICT’s existing business relationships as a result of the acquisition;

•        potential loss of key employees, clients, vendors and suppliers from either MICT’s current business or an acquired company’s business;

•        use of resources that are needed in other parts of MICT’s business;

•        possible write offs or impairment charges relating to acquired businesses;

•        compliance with regulatory matters covering the products of the acquired business; and

•        use of substantial portions of MICT’s available cash to consummate the acquisition.

In addition, a significant portion of the purchase price of companies MICT acquires may be allocated to acquired goodwill and intangible assets, which must be assessed for impairment at least annually. In the future, if MICT’s acquisitions do not yield expected returns, MICT may be required to take charges to MICT’s operating results based on this impairment assessment process, which could adversely affect MICT’s results of operations. Acquisitions could also result in dilutive issuances of equity securities or the incurrence of debt, which could adversely affect MICT’s operating results. If an acquired business fails to meet MICT’s expectations, MICT’s business, operating results and financial condition may suffer.

If securities or industry analysts do not publish research or reports or publish unfavorable research about MICT’s business, the price of its common stock could decline.

MICT does not currently have any significant research coverage by securities and industry analysts and may never obtain such research coverage. If securities or industry analysts do not commence or maintain coverage of MICT, the trading price for its common stock might be negatively affected. In the event such securities or industry analyst coverage is obtained, if one or more of the analysts who covers MICT or will cover MICT downgrades its securities, the price of common stock would likely decline. If one or more of these analysts ceases to cover MICT or fails to publish regular reports on it, interest in the purchase of common stock could decrease, which could cause the price of common stock and trading volume to decline.

If MICT fails to continue to meet all applicable Nasdaq requirements, Nasdaq may delist MICT’s common stock, which could have an adverse impact on the liquidity and market price of MICT’s common stock.

MICT’s common stock is currently listed on Nasdaq, which has qualitative and quantitative listing criteria. If MICT continues to be unable to comply with Nasdaq listing requirements, including, for example, if the closing bid price for MICT common stock continues to fall below $1.00 per share, in breach of Nasdaq Listing Rule 5550(a)(2), Nasdaq could determine to delist the MICT common stock which could adversely affect its market liquidity market price. In that regard, on January 27, 2022, MICT received written notice from Nasdaq indicating that it was not in compliance with Nasdaq Listing Rule 5550(a)(2), as the closing bid price of its common stock had been below $1.00 per share. Nasdaq’s letter advised MICT that, based upon the closing bid price during the period from December 21, 2021 to January 26, 2022, MICT no longer meets this test. MICT was able to regain compliance by maintaining a minimum closing bid price of at least $1.00 for a minimum of 10 consecutive trading days; however there can be no assurance that MICT will be able to maintain compliance with the Nasdaq listing requirements, or that the common stock will not be delisted from Nasdaq in the future. Such delisting could adversely affect the ability to obtain financing for the continuation of MICT’s operations or prevent MICT from completing the Acquisition or any other alternative transaction, and could result in the loss of confidence by investors, customers and employees and cause MICT’s shareholders to incur substantial losses.

If Nasdaq delists MICT’s securities from trading on its exchange and MICT is not able to list its securities on another national securities exchange, MICT expects its securities could be quoted on an over-the-counter market. If this were to occur, MICT could face significant material adverse consequences, including:

•        a limited availability of market quotations for its securities;

•        reduced liquidity for its securities;

•        a determination that the MICT’s common stock is a “penny stock” which will require brokers trading in the MICT’s common stock to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for MICT’s securities;

•        a limited amount of news and analyst coverage; and

•        a decreased ability to issue additional securities or obtain additional financing in the future.

MICT’s stockholders may not realize a benefit from MICT’s mergers commensurate with the ownership dilution they will experience in connection with the mergers.

If MICT is unable to realize the full strategic and financial benefits anticipated from its merger with Tingo, MICT’s stockholders will have experienced substantial dilution of their ownership interests in MICT without receiving any commensurate benefit, or only receiving part of the commensurate benefit to the extent MICT is able to realize only part of the strategic and financial benefits anticipated from the mergers.

Intermediate may be subject to new or different statutory and regulatory requirements in the British Virgin Islands (“BVI”).

As the global regulatory and tax environment evolves, Intermediate may be subject to new or different statutory and regulatory requirements (for example, on January 1, 2019 the Economic Substance (Companies and Limited Partnerships) Act, 2018 of the British Virgin Islands came into force). It is difficult to predict what impact the adoption of these laws or regulations, or changes in the interpretation of existing laws or regulations could have on Intermediate, however, compliance with various additional obligations may create significant additional costs that may be borne by Intermediate or otherwise affect the management and operation of Intermediate.

The COVID-19 pandemic, or any other pandemic, epidemic or outbreak of an infectious disease, may materially and adversely affect MICT’s business and operations.

The outbreak of COVID-19 originated in Wuhan, China, in December 2019 and has since spread to multiple countries, including the United States, Israel and many European countries and affected the each of MICT’s subsidiaries business as set hereunder. On March 11, 2020, the World Health Organization declared the outbreak a pandemic. While COVID-19 is still spreading and the final implications of the pandemic are difficult to estimate at this stage, it is clear that it has affected the lives of a large portion of the global population. At this time, the pandemic has caused states of emergency to be declared in various countries, travel restrictions imposed globally, quarantines established in certain jurisdictions and various institutions and companies being closed. MICT is actively monitoring the pandemic in order to respond the changing business and market conditions accordingly.

Management has considered the consequences of COVID-19 and other events and conditions, and it has determined that they do not create a material uncertainty that casts significant doubt upon the entity’s ability to continue as a going concern.

The impact of COVID-19 on future performance and therefore on the measurement of some assets and liabilities or on liquidity might be significant and might therefore require disclosure in the financial statements, but management has determined that they do not create a material uncertainty that casts significant doubt upon the entity’s ability to continue as a going concern.

MICT’s operations and business have experienced disruptions due to the unprecedented conditions surrounding the spread of COVID-19 throughout China, North America, Israel and the world. The COVID-19 pandemic and both public and private measures taken to contain it have negatively affected MICT’s business, results of operations, financial condition, and liquidity, all of which may continue or worsen. The following are some of the issues that MICT continues to face:

•        Prolonged recessionary concerns.    The COVID-19 pandemic has resulted in a significant reduction of economic activity in the U.S., and the markets in which the Company operates as stated above as well as a significant increase in unemployment, which could lead to a prolonged economic recession;

•        Actual and potential delays in customer payments, defaults on the MICT’s customer credit arrangements; or other failures by third parties such as suppliers, and distributors to meet their obligations to MICT due to their economic circumstances.    The financial markets have also been adversely impacted by the COVID-19 pandemic, potentially causing operational cash flow issues for MICT, and potentially causing similar issues for MICT’s customers, including, but not limited to, affecting their ability to meet their payment obligations to us; and

•        Interruptions in manufacturing or distribution of MICT’s products.    Outbreaks in the communities in which MICT operates could affect its ability to operate its manufacturing or distribution activities, and MICT’s suppliers could experience similar interruptions.

Due to the uncertainty surrounding the COVID-19 pandemic, MICT will continue to assess the situation, including government-imposed restrictions, market by market. It is not possible at this time to estimate the full impact that the COVID-19 pandemic could have on MICT’s business, the continued spread of COVID-19, and any additional measures taken by governments, health officials or by MICT in response to such spread, could have on MICT’s business, results of operations and financial condition. The COVID-19 pandemic and mitigation measures have also negatively impacted global economic conditions, which, in turn, could adversely affect MICT’s business, results of operations and financial condition. The extent to which the COVID-19 outbreak continues to impact MICT’s financial condition will depend on future developments that are highly uncertain and cannot be predicted, including new government actions or restrictions, new information that may emerge concerning the severity, longevity and impact of the COVID-19 pandemic on economic activity.

Even after COVID-19 has subsided, MICT may continue to experience materially adverse impacts to its business as a result of its global economic impact, including any recession that has occurred or may occur in the future. There are no comparable recent events which may provide guidance as to the effect of the spread of COVID-19, and, as a result, the ultimate impact of COVID-19, or a similar health epidemic or pandemic, is highly uncertain and subject to change. While MICT continues to monitor the business metrics that it has historically used to predict its financial performance, it is uncertain as to whether these metrics will continue to function as they have in the past. COVID-19 cause shut downs of cities and may happen again and we were not able to file on time and may happen again in the future.

The COVID-19 pandemic, or any other pandemic, epidemic or outbreak of an infectious disease, may materially and adversely affect Intermediate’s and Micronet’s business and thereby have a material adverse effect on MICT’s investment in Intermediate and Micronet.

MICT may not realize the benefits of its investment in Intermediate and Micronet if as a result of, among other things, COVID-19, Intermediate’s and Micronet’s business and operations suffer a material adverse effect. During the COVID-19 pandemic, Micronet has suffered a material adverse impact on its business and operations, results of operations and financial condition due to, among other things, a delay in receiving customers’ orders and the general negative economic climate that has resulted from COVID-19. In addition, the COVID-19 pandemic has resulted in a material adverse change in the general business and economic atmosphere in the world and in Israel and a negative sentiment in both the business and capital markets, which Includes a substantial and significant decrease in demand for the products offered by Micronet, leading to a slowdown in production and delivery, as well as the cancellation of orders by its customers or rejection of development by manufacturers and suppliers.

Moreover, government restrictions imposed in China impacted Micronet’s manufacturing and subcontracting operations in China were affected for a certain period of time due to COVID-19. Similarly, GFH’s business and operations in China have been impacted by COVID-19 as well. In addition, activities related to the development of various components of Micronet’s products have not yet returned to regular levels. Although the facilities overseeing a portion of these activities have returned to operation, GFH and Micronet do not know if limitations that were previously lifted will be reinstated or whether limitations that are still in effect will be lifted in the near term. As such, Micronet’s management believes that there will be a delay in launching its new products to the market and they will not be completed before first quarter of 2021.

MICT has issued and may issue additional preferred stock in the future, and the terms of the preferred stock may reduce the value of MICT’s common stock.

MICT is authorized to issue up to 15,000,000 shares of preferred stock in one or more series. MICT’s board of directors may determine the terms of future preferred stock offerings without further action by MICT’s stockholders. If we issue shares of preferred stock, it could affect stockholder rights or reduce the market value of MICt’s outstanding common stock. In particular, specific rights granted to future holders of preferred stock may include voting rights, preferences as to dividends and liquidation, conversion and redemption rights, sinking fund provisions, and restrictions on MICT’s ability to merge with or sell MICT’s assets to a third party.

MICT may be subject to litigation and regulatory investigations and proceedings, and may not always be successful in defending itself against such claims or proceedings.

MICT’s business operations entail substantial litigation and regulatory risks, including the risk of lawsuits and other legal actions relating to, among other matters, breach of contract, information disclosure, client onboarding procedures, sales practices, product design, fraud and misconduct, and control procedures deficiencies, as well as the protection of personal and confidential information of MICT’s or Intermediate’s or Micronet’s clients. MICT or its subsidiaries may be subject to arbitration claims and lawsuits in the ordinary course of its business. MICT or its subsidiaries may also be subject to inquiries, inspections, investigations and proceedings by regulatory and other governmental agencies. MICT and its subsidiaries will be subject to extensive and evolving regulatory requirements, non-compliance with which, may result in penalties, limitations and prohibitions on its future business activities or suspension or revocation of its licenses and trading rights, and consequently may materially and adversely affect its business, financial condition, operations and prospects.

Additionally, the acquisition of GFHI and the transactions contemplated thereby, as well as certain private placements completed by MICT, may give rise to litigation and/or other legal disputes. As previously disclosed, in March 2017, MICT entered into an Investment Banking Agreement (the “Sunrise Agreement”) with Sunrise Securities LLC and Trump Securities LLC (collectively, “Sunrise”) through Sunrise’s principal, Amnon Mandelbaum, pursuant to which Sunrise agreed to assist MICT in identifying, analyzing, structuring, and negotiating suitable business opportunities, such as a sale of stock or assets, merger, tender offer, joint venture, financing arrangement, private placement, or any similar transaction or combination thereof. The parties had disagreements about, among other things, the applicability of the Sunrise Agreement, and MICT received demand letters and other correspondences from Sunrise threatening litigation in connection therewith. As of the date hereof, the parties have executed a settlement and release agreement for the release and waiver of the above claims however, MICT was not able to timely file a registration statement to register the shares, and shares underlying the warrants per the settlement agreement. The Sunrise parties notified MICT that it has breached the settlement agreement. MICT has made a significant offer to the Sunrise parties to settle such matter and is negotiating with the Sunrise parties to resolve this issue immediately. For further details see “Legal Proceedings” below.

Actions brought against MICT or its subsidiaries may result in settlements, injunctions, fines, penalties, suspension or revocation of licenses, reprimands or other results adverse to it that could harm its reputation. Even if MICT is successful in defending itself against these actions, the costs of such defense may be significant. In market downturns, the number of legal claims and the amount of damages sought in legal proceedings may increase.

In addition, MICT may face arbitration claims and lawsuits brought by its or tis subsidiaries’ users and clients who use its services and find them unsatisfactory. MICT may also encounter complaints alleging misrepresentation with regard to its platforms and/or services. Actions brought against MICT may result in settlements, awards, injunctions, fines, penalties or other results adverse to it including harm to its reputation. Even if MICT is successful in defending against these actions, the defense of such matters may result in its incurring significant expenses. Predicting the outcome of such matters is inherently difficult, particularly where claimants seek substantial or unspecified damages, or when arbitration or legal proceedings are at an early stage. A significant judgement or regulatory action against MICT or a material disruption in Intermediate’s stock trading platform business arising from adverse adjudications in proceedings against the directors, officers or employees would have a material adverse effect on MICT’s liquidity, business, financial condition, results of operations and prospects.

Because almost all of MICT’s officers and directors are located in non-U.S. jurisdictions, you may have no effective recourse against management for misconduct.

Currently, a majority of MICT’s directors and officers are or will be nationals and/or residents of countries other than the United States, and all or a substantial portion of their assets are located outside the United States. As a result, it may be difficult for investors to enforce within the United States any judgments obtained against such officers or directors, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any U.S. state. Additionally, it may be difficult to enforce civil liabilities under U.S. securities law in original actions instituted in Israel, the UK or PRC. UK, PRC or Israeli courts may refuse to hear a claim based on a violation of U.S. securities laws because such jurisdictions are not the most appropriate forum to bring such a claim. In addition, even if such courts agree to hear a claim, they may determine that Israeli, UK or PRC law, as applicable, and not U.S. law is applicable to hear the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact, which can be a time-consuming and costly process. Certain matters of procedure may also be governed by UK, PRC or Israeli law.

MICT’s financial results may be negatively affected by foreign exchange rate fluctuations.

MICT’s revenues are mainly denominated in U.S. Dollars and prior to the Merger, costs were mainly denominated in New Israeli Shekels (“NIS”). Where possible, MICT matches sales and purchases in these and other currencies to achieve a natural hedge. Currently, Micronet does not have a policy with respect to the use of derivative instruments for hedging purposes, except that Micronet will consider engaging in such hedging activities on a case-by-case basis. To the extent MICT is unable to fully match sales and purchases in different currencies, its business will be exposed to fluctuations in foreign exchange rates. Following the Merger, Intermediate’s revenue and expenses have been and are expected to continue to be primarily denominated in RMB and we are exposed to the risks associated with the fluctuation in the currency exchange rate of RMB. Should RMB appreciate against other currencies, the value of the proceeds from this offering and any future financings, which are to be converted from U.S. dollar or other currencies into RMB, would be reduced and might accordingly hinder MICT’s business development due to the lessened amount of funds raised. Substantial fluctuation in the currency exchange rate of RMB may have a material adverse effect on Intermediate’s business, operations and financial position and the value of your investment in the Units.

MICT has identified a material weakness in MICT’s internal control over financial reporting as of December 31, 2021.

MICT conducted an evaluation under the supervision of MICT’s Chief Executive Officer and Chief Financial Officer (MICT’s Principal Executive Officer and Principal Financial Officer, respectively), regarding the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13a-1I) and 15I5(e) under the Exchange Act) as of December 31, 2021 and management concluded that they were not effective. The five material weaknesses related to information technology and one material weakness related to engaging enough qualified employees knowledgeable in U.S. GAAP were directly related to MICT’s rapid growth, inability to timely integrate various information technology systems from all of its acquired businesses, the ongoing effects of COVID-19 and PRC regulations related thereto. If MICT is unable to maintain an effective system of internal control over financial reporting, we may not be able to accurately report MICT’s financial results in a timely manner, which may adversely affect investor confidence in MICT and materially and adversely affect MICT’s business and operating results;

Risk Factors Relating to Intermediate’s Business

Intermediate’s trading platforms have no operating history, which makes it difficult to evaluate Intermediate’s future prospects.

Intermediate is focused on developing its various trading platforms and technology infrastructure, which have not launched. As Intermediate’s platforms will be built on technology and a significant portion of Intermediate’s staff come from Internet and technology companies, Intermediate has limited experience in most aspects of its trading platform business operation. Any aspect of Intermediate’s business model that does not achieve expected results may have a material and adverse impact on Intermediate’s financial condition and results of operations. It is therefore difficult to effectively assess MICT’s future prospects.

Intermediate’s targeted markets may not develop as expected. Intermediate’s users and clients of Intermediate’s services may not be familiar with the development of these markets and may have difficulty distinguishing Intermediate’s services from those of Intermediate’s competitors. Convincing users and clients of the value of using Intermediate’s services will be critical to increasing the number of transactions on Intermediate’s platforms and to the success of Intermediate businesses.

You should consider Intermediate’s businesses in light of the risks and challenges it encounters or may encounter given the rapidly evolving markets in which it operates and its lack of operating history. These risks and challenges include MICT’s ability to, among other things:

•        manage the launch of its trading platforms and its future growth;

•        navigate a complex and evolving regulatory environment;

•        offer personalized and competitive services;

•        increase the utilization of its services by users and clients;

•        maintain and enhance its relationships with its business partners;

•        enhance its technology infrastructure to support the growth of its business and maintain the security of its systems and the confidentiality of the information provided and utilized across its systems;

•        improve its operational efficiency;

•        attract, retain and motivate talented employees to support its business growth;

•        navigate economic condition and fluctuation;

•        defend itself against legal and regulatory actions, such as actions involving intellectual property or privacy claims; and

•        obtain any and all licenses necessary for the operation of its business.

With provinces opening again within the PRC, MICT is in the process of hiring additional staff in its finance department. During the first quarter of 2022, MICT hired an additional controller, as well as a new financial manager. Additionally, MICT conducted a mapping of the processes and controls that support financial reporting and also performed tests to examine the effectiveness of the controls. As part of the effectiveness test, gaps in the Intermediates control process were identified for the companies that were acquired and did not manage to produce a control environment without gaps. These gaps were mapped and identified by MICT, and we built a remediation plan to reduce and to fix the gaps as early as this fiscal year. Our IT team has begun implementing the remediation plan and are in the process of fixing the gaps.

Intermediate may not be able to manage its expansion effectively.

Intermediate’s current and planned personnel, systems, resources and controls may not be adequate to support and effectively manage its future operations. Intermediate’s plans for continuous expansion may increase the complexity of its business and may place a strain on its management, operations, technical systems, financial resources and internal control functions. Intermediate intends to upgrade its systems from time to time to cater to the need of launching new services, and the process of upgrading its systems may disrupt its ability to timely and accurately process information, which could adversely affect its results of operations and cause harm to its business.

If Intermediate is unable to attract and retain clients, or if it fails to offer services to address the needs of its clients as it evolves, Intermediate’s business and results of operations may be materially and adversely affected.

If there is insufficient demand for Intermediate’s services, it might not be able to achieve and increase its transaction volume and revenues as it expects, and its and MICT’s business and results of operations may be adversely affected.

Intermediate’s success will depend largely on its ability to attract and retain clients, in particular those that have highly frequent transactions. Failure to deliver services in a timely manner at competitive prices with satisfactory experience will cause clients to lose confidence in Intermediate and use its platforms less frequently or even stop using its platforms altogether, which in turn will materially and adversely affect Intermediate’s business. Even if Intermediate is able to provide high-quality and satisfactory services on its platforms in a timely manner and at favorable price terms, MICT cannot assure you that Intermediate will be able to attract and retain clients, encourage repeat and increase trading transactions due to reasons out of its control, such as Intermediate’s clients’ personal financial reasons or the deterioration of the market conditions.

If Intermediate is unable to generate clients and increase its client retention rates in a cost-effective manner, Intermediate’s business, financial condition and results of operations are likely to be adversely affected. Although MICT expects to spend significant financial resources on marketing expenses, these efforts may not be cost-effective to attract clients to Intermediate. MICT cannot assure its investors that Intermediate will be able to gain, maintain, or grow a client base in a cost-effective way, if at all.

MICT will depend on Intermediate’s proprietary technology, and its future results may be impacted if it cannot maintain technological superiority in its industry.

MICT’s potential success depends on Intermediate’s sophisticated proprietary technology to empower the efficient operations of its platforms. If Intermediate’s technology becomes more widely available to its current or future competitors for any reason, its operating results may be adversely affected.

Additionally, to keep pace with changing technologies and client demands, Intermediate must correctly interpret and address market trends and enhance the features and functionality of its technology in response to these trends, which may lead to significant research and development costs. Intermediate may be unable to accurately determine the needs of its users and clients or the trends of the various industries it anticipates to enter or to design and implement the appropriate features and functionality of its technology in a timely and cost-effective manner, which could result in decreased demand for its services and a corresponding decrease in its revenue. Also, any adoption or development of similar or more advanced technologies by its competitors may require that MICT devotes substantial resources to the development of more advanced technology at Intermediate to remain competitive. The markets in which Intermediate competes are characterized by rapidly changing technology, evolving industry standards and changing trading systems, practices and techniques. Intermediate may not be able to keep up with these rapid changes in the future, develop new technology, realize a return on amounts invested in developing new technologies or remain competitive in the future.

In addition, Intermediate must protect its systems against physical damage from fire, earthquakes, power loss, telecommunications failures, computer viruses, hacker attacks, physical break-ins and similar events. Any software or hardware damage or failure that causes interruption or an increase in response time of its proprietary technology could reduce client satisfaction and decrease usage of its services.

Unexpected network interruptions, security breaches or computer virus attacks and failures in Intermediate’s information technology systems could have a material adverse effect on its business, financial condition and results of operations.

Intermediate’s information technology systems will support all phases of its operations and will be an essential part of its technology infrastructure. If Intermediate’s systems fail to perform, it could experience disruptions in operations, slower response time or decreased customer satisfaction. Intermediate must be able to process, record and monitor a large number of transactions and its operations are highly dependent on the integrity of its technology systems and its ability to make timely enhancements and additions to its systems. System interruptions, errors or downtime can result from a variety of causes, including unexpected interruptions to the Internet infrastructure, technological failures, changes to Intermediate’s systems, changes in customer usage patterns, linkages with third-party systems and power failures. Intermediate’s systems will also be vulnerable to disruptions from human error, execution errors, errors in models such as those used for risk management and compliance, employee misconduct, unauthorized trading, external fraud, distributed denial of service attacks, computer viruses or cyberattacks, terrorist attacks, natural disaster, power outage, capacity constraints, software flaws, events impacting Intermediate’s key business partners and vendors, and other similar events.

Intermediate’s Internet-based businesses depend on the performance and reliability of the Internet infrastructure. Intermediate cannot assure its investors that the Internet infrastructure it depends on will remain sufficiently reliable for its needs. Any failure to maintain the performance, reliability, security or availability of Intermediate’s network infrastructure may cause significant damage to its ability to attract and retain users and clients. Major risks involving Intermediate’s network infrastructure include:

•        breakdowns or system failures resulting in a prolonged shutdown of its servers;

•        disruption or failure in the national backbone networks in the PRC, which would make it impossible for users and clients to access its platforms;

•        damage from natural disasters or other catastrophic events such as typhoon, volcanic eruption, earthquake, flood, telecommunications failure, or other similar events; and

•        any infection by or spread of computer viruses or other system failures.

Any network interruption or inadequacy that causes interruptions in the availability of Intermediate’s platforms or deterioration in the quality of access to its platforms could reduce user and client satisfaction and result in a reduction in the activity level of its users and clients as well as the number of clients making trading transactions on its platforms. Furthermore, increases in the volume of traffic on Intermediate’s platforms could strain the capacity of its computer systems and bandwidth, which could lead to slower response times or system failures. This could cause a disruption or suspension in Intermediate’s service delivery, which could hurt its brand and reputation. Intermediate may need to incur additional costs to upgrade its technology infrastructure and computer systems in order to accommodate increased demand if it anticipates that its systems cannot handle higher volumes of traffic and transaction in the future. In addition, it could take an extended period of time to restore full functionality to its technology or other operating systems in the event of an unforeseen occurrence, which could affect its ability to process and settle client transactions. Despite Intermediate’s efforts to identify areas of risk, oversee operational areas involving risks, and implement policies and procedures designed to manage these risks, there can be no assurance that it will not suffer unexpected losses, reputational damage or regulatory actions due to technology or other operational failures or errors, including those of its vendors or other third parties.

Failure or poor performance of third-party software, infrastructure or systems on which Intermediate relies could adversely affect its business.

Intermediate will rely on third parties to provide and maintain certain infrastructure that will be critical to its business. For example, a strategic partner provides services to Intermediate in connection with various aspects of Intermediate’s operations and systems. If such services become limited, restricted, curtailed or less effective or more expensive in any way or become unavailable to Intermediate for any reason, its business may be materially and adversely affected. The infrastructure of Intermediate’s third-party service providers may malfunction or fail due to events out of its control, which could disrupt its operations and have a material adverse effect on its business, financial condition, results of operations and cash flows. Any failure to maintain and renew Intermediate’s relationships with these third parties on commercially favorable terms, or to enter into similar relationships in the future, could have a material adverse effect on its business, financial condition, results of operations and cash flows.

Intermediate also relies on certain third-party software, computer systems and service providers. Any interruption in these third-party services or software, deterioration in their performance, or other improper operation could interfere with its trading activities, cause losses due to erroneous or delayed responses, or otherwise be disruptive to its business. If Intermediate’s arrangements with any third party are terminated, it may not be able to find an alternative source of software or systems support on a timely basis or on commercially reasonable terms. This could also have a material adverse effect on Intermediate’s business, financial condition, results of operations and cash flows.

If Intermediate fails to protect its platform or the confidential information of its users and clients, whether due to cyber-attacks, computer viruses, physical or electronic break-ins or other reasons, it may be subject to liabilities imposed by relevant laws and regulations, and its reputation and business may be materially and adversely affected.

MICT’s and Intermediate’s computer system, the networks it uses, the networks and online trading platforms of the exchanges and other third parties with whom it interacts, are potentially vulnerable to physical or electronic computer break-ins, viruses and similar disruptive problems or security breaches. A party that is able to circumvent MICT’s or Intermediate’s security measures could misappropriate proprietary information or customer information, jeopardize the confidential nature of the information MICT or Intermediate transmits over the Internet and mobile network or cause interruptions in its operations. MICT, Intermediate or its respective service providers may be required to invest significant resources to protect against the threat of security breaches or to alleviate problems caused by any breaches.

In addition, MICT and Intermediate will collect, store and process certain personal and other sensitive data from its users and clients, which makes MICT and Intermediate potentially vulnerable targets to cyber-attacks, computer viruses, physical or electronic break-ins or similar disruptions. While MICT and Intermediate will take steps to protect the confidential information that it expects to have access to, its security measures could be breached. Because the techniques used to sabotage or obtain unauthorized access to systems change frequently and generally are not recognized until they are launched against a target, MICT and Intermediate may not be able to anticipate these techniques or implement adequate preventative measures. Any accidental or willful security breaches or other unauthorized access to MICT’s or Intermediate’s system could cause confidential user and client information to be stolen and used for criminal purposes. Security breaches or unauthorized access to confidential information could also expose MICT and Intermediate to liability related to the loss of the information, time-consuming and expensive litigation and negative publicity. If security measures are breached because of third-party action, employee error, malfeasance or otherwise, or if design flaws in MICT’s or Intermediate’s technology infrastructure are exposed and exploited, its relationships with users and clients could be severely damaged, it could incur significant liability and its stock trading platform business and operations could be adversely affected. Furthermore, Intermediate’s corporate clients may utilize its technology to serve their own employees and customers. Any failure or perceived failure by MICT or Intermediate to prevent information security breaches or to comply with privacy policies or privacy-related legal obligations, or any compromise of security that results in the unauthorized release or transfer of personally identifiable information or other customer data, could cause Intermediate’s clients to lose trust in it and could expose Intermediate to legal claims.

There are uncertainties as to the interpretation and application of laws in one jurisdiction which may be interpreted and applied in a manner inconsistent to another jurisdiction and may conflict with MICT’s or Intermediate’s policies and practices or require changes to the features of its system. MICT and Intermediate cannot assure that its user information protection system and technical measures will be considered sufficient under applicable laws and regulations. If MICT or Intermediate is unable to address any information protection concerns, any compromise of security that results unauthorized disclosure or transfer of personal data, or to comply with the then applicable laws and regulations, it may incur additional costs and liability and result in governmental enforcement actions, litigation, fines and penalties or adverse publicity and could cause its users and clients to lose trust in us, which could have a material adverse effect on its stock trading platform business, results of operations, financial condition and prospects. MICT and Intermediate may also be subject to new laws, regulations or standards or new interpretations of existing laws, regulations or standards, including those in the areas of data security and data privacy, which could require MICT or Intermediate to incur additional costs and restrict its stock trading platform business operations.

Our business and reputation may be harmed by changes in business, economic or political conditions that impact global financial markets, or by a systemic market event.

As MICT offers financial services, our business, results of operations and reputation are directly affected by elements beyond our control, such as economic and political conditions, changes in the volatility in financial markets (including volatility as a result of the COVID-19 pandemic), significant increases in the volatility or trading volume of particular securities, broad trends in business and finance, changes in volume of securities trading generally, changes in the markets in which such transactions occur and changes in how such transactions are processed. These elements can arise suddenly and the full impact of such conditions can remain uncertain. A prolonged weakness in equity markets, such as a slowdown causing reduction in trading volume in securities, derivatives or cryptocurrency markets, may result in reduced revenues and would have an adverse effect on our business, financial condition and results of operations. Significant downturns in the securities markets or in general economic and political conditions may also cause individuals to be reluctant to make their own investment decisions and thus decrease the demand for our products and services and could also result in our customers reducing their engagement with our platform. Conversely, significant upturns in the securities markets or in general economic and political conditions may cause individuals to be less proactive in seeking ways to improve the returns on their trading or investment decisions and, thus, decrease the demand for our products and services. Any of these changes could cause our future performance to be uncertain or unpredictable, and could have an adverse effect on our business, financial condition and results of operations.

In addition, some market participants could be overleveraged. In case of sudden, large price movements, such market participants may not be able to meet their obligations to their respective brokers who, in turn, may not be able to meet their obligations to their counterparties. As a result, the financial system or a portion thereof could suffer, and the impact of such an event could have an adverse effect on our business, financial condition and results of operations.

In addition, a prolonged weakness in the U.S. equity markets or a general economic downturn could cause our customers to incur losses, which in turn could cause our brand and reputation to suffer. If MICT’s reputation is harmed, the willingness of our existing customers, and potential new customers, to do business with MICT could be negatively impacted, which would adversely affect our business, financial condition and results of operations.

Unfavorable financial market and economic conditions could materially and adversely affect MICT’s business, financial condition, and results of operations.

As a digital financial services firm with business exposure and operations in Singapore and Hong Kong, MICT’s businesses are or will be materially affected by conditions in the financial markets and economic conditions in Singapore, Hong Kong, and throughout the world. Financial markets and economic conditions could be negatively impacted by many factors beyond MICT’s control, such as inability to access credit markets, rising interest rates or inflation, terrorism, political uncertainty, pandemic, social unrest, fiscal policy of Singapore, Hong Kong, or other governments and the timing and nature of any regulatory reform. The rising political tensions between the United States and China, which is caused by, among other things, trade disputes, the COVID-19 outbreak, sanctions imposed by the U.S. Department of Treasury on certain officials of the Hong Kong Special Administrative Region and the PRC central government and the executive orders issued by the U.S. government in August 2020 that prohibit certain transactions with certain selected leading Chinese internet companies as well as their products, may also give rise to uncertainties in global economic conditions and adversely affect general investor confidence. The global spread of coronavirus disease (COVID-19) in a significant number of countries around the world has resulted in, and may intensify, global economic distress, and the extent to which it may affect MICT’s results of operations will depend on future developments, which are highly uncertain and cannot be predicted.

The credit and financial markets have experienced extreme volatility and disruptions due to the current conflict between Ukraine and Russia. The conflict is expected to have further global economic consequences, including but not limited to the possibility of severely diminished liquidity and credit availability, declines in consumer confidence, declines in economic growth, increases in inflation rates and uncertainty about economic and political stability. In addition, the United States and other countries have imposed sanctions on Russia which increases the risk that Russia may resort to retaliatory actions, including the launching of cyberattacks. Any of the foregoing consequences, including those we cannot yet predict, may cause our business, financial condition, results of operations and the price of our ADSs to be adversely affected.

Social unrest such as protests or demonstrations could disrupt economic activities and adversely affect our business. For example, the political unrest in Hong Kong in the second half of 2019 had led to a decrease in inbound tourism to Hong Kong, decreased consumer spending, and an overall impact on the domestic economy. There can be no assurance that these protests and other economic, social, or political unrest in the future will not have a material adverse effect on our financial condition and results of operations.

Unfavorable financial market and economic conditions in Singapore, Hong Kong, and elsewhere in the world could negatively affect our clients’ business, including their ability to pay for our products and services, and materially reduce demand for our products and services and increase price competition among financial services firms seeking engagements, and thus could materially and adversely affect our business, financial condition, and results of operations. In addition, our profitability could be adversely affected due to our fixed costs and the possibility that we would be unable to reduce our variable costs without reducing revenue or within a timeframe sufficient to offset any decreases in revenue relating to changes in market and economic conditions.

The current tensions in international economic relations may negatively affect the demand for our services, and our results of operations and financial condition may be materially and adversely affected.

Recently there have been heightened tensions in international economic relations, such as the one between the United States and China and also as a result of the conflict in Ukraine and sanctions on Russia.

The U.S. government has recently imposed, and has recently proposed to impose additional, new, or higher tariffs on certain products imported from China to penalize China for what it characterizes as unfair trade practices. China has responded by imposing, and proposing to impose additional, new, or higher tariffs on certain products imported from the United States. For example, September 17, 2018, former President Trump announced his decision to impose a 10% tariff on the third list of US$200 billion in imports from China to the United States effective September 24, 2018. On May 8, 2019, the U.S. government announced it would increase these tariffs to 25%. These tariffs are in addition to two earlier rounds of tariffs implemented against Chinese products on June 6, 2018 and August 16, 2018 that amount to tariffs on US$50 billion of Chinese products imported into the United States. On May 13, 2019, China responded by imposing tariffs on certain U.S. goods on a smaller scale, and proposed to impose additional tariffs on U.S. goods. On January 15, 2020, the United States and China entered into a phase one trade deal.

In addition, political tensions between the United States and China have escalated due to, among other things, trade disputes, the COVID-19 outbreak, sanctions imposed by the U.S. Department of Treasury on certain officials of the Hong Kong Special Administrative Region and the PRC central government and the executive orders issued by the U.S. government in August 2020 that prohibit certain transactions with certain selected leading Chinese internet companies as well as their products. Rising political tensions could reduce levels of trades, investments, technological exchanges, and other economic activities between the two major economies. Such tensions between the United States and China, and any escalation thereof, may have a negative impact on the general, economic, political, and social conditions in China and, in turn, adversely impacting our business, financial condition, and results of operations.

Amid these tensions, the U.S. government has imposed and may impose additional measures on entities in China, including sanctions.

Uncertainty surrounding the escalating conflict between Russia and Ukraine could also negatively impact global and regional financial markets. Poor relations between the United States and Russia, sanctions by the United States and the European Union against Russia, and any escalation of political tensions or economic instability could increase the threat of armed conflict, cyberwarfare and economic instability that could further increase market volatility and uncertainty.

As a financial services firm with business exposure and operations in Singapore and Hong Kong, our businesses are materially affected by the financial markets and economic conditions in Singapore, Hong Kong, China, and elsewhere in the world. Escalations of the tensions may lead to slower growth in the global economy in general, which in turn could negatively affect our clients’ businesses and materially reduce demand for our services, thus potentially negatively affect our business, financial condition, and results of operations.

MICT operates in highly competitive markets, and many of our competitors have greater resources than MICT does and may have products and services that may be more appealing than MICT to MICT’s current or potential customers.

The markets in which we compete are evolving and highly competitive, with multiple participants competing for the same customers. MICT’s current and potential future competition principally comes from incumbent discount brokerages, established financial technology companies, venture-backed financial technology firms, banks, cryptocurrency exchanges, asset management firms and technology platforms. The majority of MICT’s competitors have longer operating histories and greater capital resources than MICT has and offer a wider range of products and services. The impact of competitors with superior name recognition, greater market acceptance, larger customer bases or stronger capital positions could adversely affect our results of operations and customer acquisition and retention. MICT’s competitors may also be able to respond more quickly to new or changing opportunities and demands and withstand changing market conditions better than MICT can, especially larger competitors that may benefit from more diversified product and customer bases. For example, some of MICT’s competitors have quickly adopted, or are seeking to adopt, some of MICT’s key offerings and services, including commission-free trading, fractional share trading and no account minimums, since their introduction on MICT’s platform to compete with MICT. In addition, competitors may conduct extensive promotional activities, offer better terms or offer differentiating products and services that could attract our current and prospective customers and potentially result in intensified competition within our markets. MICT continues to experience aggressive price competition in MICT’s markets and MICT may not be able to match the marketing efforts or prices of MICT’s competitors. MICT may also be subject to increased competition as our competitors enter into business combinations or partnerships, or established companies in other market segments expand to become competitive with our business.

In addition, MICT competes in a technology-intensive market characterized by rapid innovation. Some of MICT’s competitors in this market, including new and emerging competitors, are not subject to the same regulatory requirements or scrutiny to which MICT are subject, which could place MICT at a competitive disadvantage, in particular in the development of new technology platforms or the ability to rapidly innovate. MICT may be unable to effectively use new technologies, adapt MICT’s products and services to emerging market standards or develop or introduce and market enhanced or new products and services. If MICT is not able to update or adapt MICT’s products and services to take advantage of the latest technologies and standards, or are otherwise unable to tailor the delivery of MICT’s services to the latest personal and mobile computing devices preferred by MICT’s customers or to provide products or services that are of a quality preferred by MICT’s customers, it could have an adverse effect on MICT’s business, financial position and results of operations.

MICT’s ability to compete successfully in the financial services market depends on a number of factors, including, among other things:

•        providing easy-to-use, innovative and attractive products and services, as well as effective customer support;

•        maintaining and expanding MICT’s market position;

•        attracting and retaining customers;

•        our reputation and the market perception of MICT’s brand and overall value;

•        maintaining our relationships with our counterparties;

•        maintaining competitive pricing;

•        competing in a competitive landscape, including in the provision of products and services that have until recently been available only from MICT’s bank competitors;

•        the effectiveness, reliability and stability of MICT’s technology (including the success of our outage prevention efforts and our cybersecurity measures and defenses), products and services;

•        innovating effectively in launching new or enhanced products and services;

•        adjusting to a dynamic regulatory environment;

•        the differences in regulatory oversight regimes to which MICT and MICT’s competitors are subject; and

•        general economic and market trends, including customer demand for financial products and services.

MICT’s competitive position within MICT’s markets could be adversely affected if MICT is unable to adequately address these factors, which could have an adverse effect on our business, financial condition and results of operations.

If MICT fails to retain existing customers or attract new customers, or if MICT’s customers decrease their use of MICT’s products and services, our growth could be slower than we expect and our business may be harmed.

MICT’s continued business and revenue growth is dependent on MICT’s ability to attract new customers, retain existing customers, increase the amount that MICT’s customers use MICT’s products and services and sell MICT’s premium services, and MICT cannot be sure that MICT will be successful in these efforts. There are a number of factors that could lead to a decline in MICT’s number of customers or their usage of MICT’s products and services, or that could prevent us from increasing MICT’s number of customers, including:

•        MICT’s failure to introduce new products or services, or MICT’s introduction of new products or services, or changes in MICT’s existing products or services, that are not favorably received;

•        pricing for MICT’s products and services;

•        harm to MICT’s brand and reputation, or decreases in the perceived quality, reliability or usefulness of MICT’s products and services;

•        MICT’s customers engaging with competitive products and services;

•        MICT’s customers having difficulty installing, updating or otherwise accessing the our app on mobile devices as a result of actions by MICT or third parties that MICT relies on to distribute MICT’s app;

•        MICT’s customers experiencing security breaches, account intrusions or other unauthorized access as a result of actions by MICT or MICT’s business partners, including third parties that MICT relies on to distribute the application;

•        MICT’s failure to provide adequate customer service to MICT’s customers;

•        a cybersecurity attack, data breach or other security incident resulting in loss in customer confidence;

•        MICT’s inability to manage network or service outages, interruptions and internet disruptions, including during times of high trading activity, or other performance or technical problems that prevent MICT’s customers from accessing and managing their accounts or assets in a rapid and reliable manner;

•        changes in MICT’s customers’ investment strategies or level of interest in investing;

•        the enactment of proposed legislation that would impose taxes on certain financial transactions;

•        changes mandated by legislation, regulatory authorities or litigation that adversely affect MICT’s products and services, or our ability to provide them to MICT’s customers;

•        any restrictions on trading that MICT imposes on MICT’s platform as a result of the capital requirements and cash deposit and collateral requirements to; and

•        deteriorating general economic conditions, including as a result of the COVID-19 pandemic or a general downturn in the equity markets.

As MICT expands MICT’s business operations and enter new markets, new challenges in attracting and retaining customers will arise that MICT may not successfully address. MICT’s success, and MICT’s ability to increase revenues and operate profitably, depends in part on MICT’s ability to cost-effectively acquire new customers, to retain existing customers and to keep existing customers engaged so that they continue to use MICT’s products and services. MICT’s customers may choose to cease using our platform, products and services at any time, and may choose to transfer their accounts to another broker-dealer.

Many of MICT’s customers could be first-time investors and MICT’s trading volumes and revenues could be reduced if these customers stop trading altogether or stop using MICT’s platform for their investing activities.

MICT’s platform focuses on making the financial markets accessible to a broad demographic of retail investors. MICT’s success, and our ability to increase revenues and operate profitably, depends in part on such customers continuing to utilize our platform, even as global social and economic conditions shift. However, MICT’s customers do not have long-term contractual arrangements with MICT and can utilize MICT’s platform on a transaction-by-transaction basis and may also cease to use MICT’s platforms at any time. MICT may face particular challenges in retaining these investors as customers, for example as a result of a return to pre-COVID-19 behaviors, increased volatility in the financial markets or increasing availability of competing products that seek to target the same demographic. In particular, a broad decline in the equity or other financial markets could result in some of these investors exiting the markets and leaving MICT’s platform. Any significant loss of customers or a significant reduction in their use of MICT’s platform could have a material impact on MICT’s trading volumes and revenues, and materially adversely affect MICT’s business, financial condition and results of operations.

MICT introduction of new products and services, or changes to existing products and services, could fail to attract or retain customers or generate growth and revenue.

MICT’s ability to attract, engage and retain our customers and to increase MICT’s revenue depends heavily on MICT’s ability to continue to maintain and evolve MICT’s existing products and services and to create successful new products and services. MICT may introduce significant changes to MICT’s existing products and services or acquire or introduce new and unproven products and services, including using technologies with which MICT has little or no prior development or operating experience. MICT continues to incur substantial costs, and MICT may not be successful in continuing to generate profits, in connection with these efforts. In addition, the introduction of new products and services, or changes to existing products and services, may result in new or enhanced governmental or regulatory scrutiny or other complications that could adversely affect MICT’s business and results of operations. If MICT’s new or enhanced products and services fail to attract customers, or if MICT’s business plans are unsuccessful, MICT may fail to attract or retain customers or to generate sufficient revenue, operating margin or other value to justify our investments, and MICT’s business may be adversely affected.

If MICT does not keep pace with industry and technological changes and continue to provide new and innovative products and services, our business may become less competitive and our business may be adversely impacted.

Rapid and significant technological changes continue to confront the financial services industry, including developments in the methods in which securities are traded. If MICT fails to innovate and deliver products and services with market fit and differentiation, or fail to do so quickly enough as compared to our competitors, MICT may not be able to keep pace with industry and technological changes in MICT’s industry and MICT may face difficulty in competing within MICT’s market, which could harm our business.

MICT expects new technologies, products, services and industry norms to continue to emerge and evolve, and we cannot predict the effects of technological changes or industry practices on MICT’s business. Further, new technologies introduced in MICT’s markets may be superior to, or render obsolete, the technologies MICT currently uses in MICT’s products and services. Incorporating new technologies into MICT’s products and services may require substantial expenditures and take considerable time, and MICT may not be successful in realizing a return on these development efforts in a timely manner or at all. MICT’s ability to successfully adopt new products and services and to develop and incorporate new technologies may be inhibited by industry-wide standards, changes to laws and regulations, changing customer expectations, demands and preferences or third-party intellectual property rights. If MICT is unable to enhance our products and services or to innovate or to develop new products and services that achieve market acceptance or that keep pace with rapid technological developments and evolving industry standards or practices, our business could be adversely affected.

MICT will need to continuously modify, enhance and improve MICT’s products and services to keep pace with changes in internet-related hardware, mobile operating systems such as iOS and other software, communication, browser and database technologies. MICT may not be successful in either developing these modifications, enhancements and improvements or in bringing them to market quickly or cost-effectively in response to market demands. Furthermore, uncertainties about the timing and nature of new network platforms or technologies, or modifications to existing platforms or technologies, could increase MICT’s research and development expenses. Any failure of MICT’s products and services to keep pace with technological changes or to innovate or to operate effectively with future network platforms and technologies, or to do so in a timely and cost-effective manner, could reduce the demand for MICT’s products and services, result in customer dissatisfaction and negative publicity, reduce MICT’s competitive advantage and harm MIICT’s business and reputation.

MICT’s products and internal systems rely on software that is highly technical, and if these systems contain errors, bugs or vulnerabilities, or if MICT is unsuccessful in addressing or mitigating technical limitations or vulnerabilities in MICT’s systems, our business could be adversely affected.

MICT’s trading platform relies on software, including software developed or maintained internally and by third parties, that is highly technical and complex. In addition, MICT’s platform and MICT’s internal systems depend on the ability of such software, which includes machine learning models, to collect, store, retrieve, transmit, manage and otherwise process immense amounts of data. The software on which MICT relies may contain errors, bugs or vulnerabilities, and MICT’s systems are subject to certain technical limitations that may compromise MICT’s ability to meet MICT’s objectives. Some errors, bugs or vulnerabilities inherently may be difficult to detect and may only be discovered after code has been released for external or internal use. Errors, bugs, vulnerabilities, design defects or technical limitations within the software on which MICT rely may lead to negative customer experiences (including the communication of inaccurate information to customers), compromised ability of MICT’s products to perform in a manner consistent with customer expectations, delayed product introductions, compromised ability to protect the data (including personal data) of MICT’s customers and MICT’s intellectual property or an inability to provide some or all of MICT’s services. Such errors, bugs, vulnerabilities or defects could also be exploited by malicious actors and result in exposure of data of customers on MICT’ platform, or otherwise result in a security breach or other security incident. MICT may need to expend significant financial and development resources to analyze, correct, eliminate, or work around errors or defects or to address and eliminate vulnerabilities. Any failure to timely and effectively resolve any such errors, bugs, vulnerabilities or defects in the software on which MICT rely, and any associated degradations or interruptions of service, could result in damage to MICT’s reputation, loss of customers, loss of revenue, regulatory or governmental inquiries, civil litigation, or liability for damages, any of which could have an adverse effect on MICT’s business, financial condition and results of operations.

MICT’s success depends in part upon effective operation with mobile operating systems, networks, technologies, products, hardware and standards that MICT does not control.

A substantial majority of MICT’s customers’ activity on MICT’s platform occurs on mobile devices. There is no guarantee that popular mobile devices will continue to feature MICT’s app, or that mobile device customers will continue to use MICT’s products and services rather than those of MICT’s competitors. MICT is dependent on the interoperability of MICT’s app with popular mobile operating systems, networks, technologies, products, hardware and standards that MICT does not control, such as mobile device operating systems. Any changes, bugs or technical issues in such systems or changes in our relationships with mobile operating system partners, device manufacturers or mobile carriers, or in their terms of service or policies that degrade the functionality of MICT’s app, reduce or eliminate MICT’s ability to distribute applications, give preferential treatment to competitive products, limit MICT’s ability to target or measure the effectiveness of applications, or impose fees or other charges related to MICT’s delivery of MICT’s application could adversely affect customer usage of MICT’s app. Further, MICT is subject to the standard policies and terms of service of these operating systems, as well as policies and terms of service of the various application stores that make MICT’s application and experiences available to our developers, creators and customers. These policies and terms of service govern the availability, promotion, distribution, content and operation generally of applications and experiences on such operating systems and stores. Each provider of these operating systems and stores has broad discretion to change and interpret its terms of service and policies with respect to MICT’s platform and those changes may be unfavorable to MICT and MICT’s developers’, creators’ and customers’ use of MICT’s platform. If MICT was to violate, or an operating system provider or application store believes that MICT has violated, its terms of service or policies, that operating system provider or application store could limit or discontinue MICT’s access to its operating system or store. In some cases, these requirements may not be clear or MICT’s interpretation of the requirements may not align with the interpretation of the operating system provider or application store, which could lead to inconsistent enforcement of these terms of service or policies against us, and could also result in the operating system provider or application store limiting or discontinuing access to its operating system or store. Any limitation or discontinuation of MICT’s access to any third-party platform or application store could adversely affect MICT’s business, financial condition or results of operations.

Additionally, in order to deliver a high-quality mobile experience for our customers, it is important that our products and services work well with a range of mobile technologies, products, systems, networks, hardware and standards that MICT does not control, and that MICT has good relationships with mobile operating system partners, device manufacturers and mobile carriers. MICT may not be successful in maintaining or developing relationships with key participants in the mobile ecosystem or in developing products that operate effectively with these technologies, products, systems, networks or standards. In the event that it is more difficult for MICT’s customers to access and use MICT’s app, or if MICT’s customers choose not to access or use MICT’s app on their mobile devices or use mobile products that do not offer access to MICT’s app, MICT’s customer growth and engagement could be harmed. In the event that MICT’s customers are adversely affected by these actions or if MICT’s relationships with such third parties deteriorate, MICT’s customer growth and engagement could be adversely affected and MICT’s business could be harmed.

Employee misconduct could expose MICT to significant legal liability and reputational harm.

Intermediate’s platforms will operate in industries in which integrity and the confidence of its users and clients are of critical importance. During Intermediate’s daily operations, it will be subject to the risks of errors and misconduct by its employees, which include:

•        engaging in misrepresentation or fraudulent activities when marketing or performing services to users and clients;

•        improperly using or disclosing confidential information of its users and clients or other parties;

•        concealing unauthorized or unsuccessful activities; or

•        otherwise not complying with applicable laws and regulations or its internal policies or procedures.

If any of Intermediate’s employees engages in illegal or suspicious activities or other misconduct, it could suffer serious harm to its reputation, financial condition, client relationships and ability to attract new clients and even be subject to regulatory sanctions and significant legal liability. Intermediate may also be subject to negative publicity from the sanction that would adversely affect its brand, public image and reputation, as well as potential challenges, suspicions, investigations or alleged claims against MICT. It is not always possible to deter misconduct by its employees or senior management during the operations of its business or uncover any misconduct occurred in their past employment, and the precautions Intermediate takes to detect and prevent any misconduct may not always be effective. Misconduct by Intermediate’s employees, or even unsubstantiated allegations of misconduct, could result in a material adverse effect on its reputation and its business.

MICT anticipates that its operating costs and expenses will increase.

MICT anticipates that its operating costs and expenses will increase in the foreseeable future as it endeavors to launch and grow Intermediate’s business, attract users and clients, enhance and develop its service offerings, enhance its technology capabilities, and increase its brand recognition. These efforts may prove more costly than MICT anticipates, and it may not succeed in generating revenues sufficiently to offset these higher expenses. There are other external and internal factors that could negatively affect MICT’s financial condition. For example, the transaction volume achieved on Intermediate’s platforms may be lower than expected, which may lead to lower than expected revenues. Furthermore, MICT has adopted a share incentive plan in the past and may adopt new share incentive plans in the future, which have caused, and will result in, significant share-based compensation expenses to us. As a result of the foregoing and other factors, MICT may incur net losses in the future.

If there is any negative publicity with respect to MICT, its industry peers or its industries in general, MICT’s business and results of operations may be materially and adversely affected.

MICT’s reputation and brand recognition plays an important role in earning and maintaining the trust and confidence of its current and potential users and clients. MICT’s reputation and brand are vulnerable to many threats that can be difficult or impossible to control, and costly or impossible to remediate. Regulatory inquiries or investigations, lawsuits initiated by clients or other third parties, employee misconduct, perceptions of conflicts of interest and rumors, among other things, could substantially damage MICT’s reputation, even if they are baseless or satisfactorily addressed. In addition, any perception that the quality of its services may not be the same as or better than that of other companies can also damage its reputation. Moreover, any negative media publicity about the industries in general or product or service quality problems of other firms in these industries, including MICT’s competitors, may also negatively impact MICT’s reputation and brand. If MICT is unable to maintain a good reputation or further enhance its brand recognition, its ability to attract and retain users, clients, third-party partners and key employees could be harmed and, as a result, its business and revenues would be materially and adversely affected.

MICT may not succeed in promoting and sustaining its brand, which could have an adverse effect on its future growth and business.

A critical component of MICT’s launch and growth will be its ability to promote and sustain its brand. Promoting and positioning MICT’s brand and platforms will depend largely on the success of its marketing efforts, its ability to attract users and clients cost-efficiently and its ability to consistently provide high-quality services and a superior experience. MICT expects to incur significant expenses related to advertising and other marketing efforts, which may not be effective and may adversely affect its net margins.

In addition, to provide a high-quality user and client experience, MICT expects to invest substantial amounts of resources in the development and functionality of Intermediate’s platforms, websites, technology infrastructure and client service operations. Intermediate’s ability to provide a high-quality user and client experience will also be highly dependent on external factors over which it may have little or no control, including, without limitation, the reliability and performance of software vendors and business partners. Failure to provide Intermediate’s users and clients with high quality services and experience for any reason could substantially harm its reputation and adversely impact its efforts to develop a trusted brand, which could have a material adverse effect on its stock trading platform business, results of operations, financial condition and prospects.

Intermediate’s platform and internal systems rely on software and technological infrastructure that is highly technical, and if they contain undetected errors, its business could be adversely affected.

Intermediate’s platforms and internal systems rely on software that is highly technical and complex. In addition, Intermediate’s platforms and internal systems depend on the ability of the software to store, retrieve, process and manage immense amounts of data. The software may now or in the future contain, undetected errors or bugs. Some errors may only be discovered after the code has been released for external or internal use. Errors or other design defects within the software on which Intermediate relies may result in a negative experience for users and clients, delay introductions of new features or enhancements, result in errors or compromise Intermediate’s ability to protect data or its intellectual property. Any errors, bugs or defects discovered in the software on which it relies could result in harm to Intermediate’s reputation, loss of users or financial service providers or liability for damages, any of which could adversely affect its business, results of operations and financial conditions.

Any failure to protect Intermediate’s intellectual property could harm its business and competitive position.

Intermediate expects to rely primarily on trade secret, contract, copyright, trademark and patent law to protect its proprietary technology. It is possible that third parties may copy or otherwise obtain and use Intermediate’s proprietary technology without authorization or otherwise infringe on its rights. Intermediate may not be able to successfully pursue claims for infringement that interfere with its ability to use its technology, website or other relevant intellectual property or have adverse impact on its brand. Intermediate cannot assure MICT’s investors that any of its intellectual property rights would not be challenged, invalidated or circumvented, or such intellectual property will be sufficient to provide Intermediate with competitive advantages. In addition, other parties may misappropriate its intellectual property rights, which would cause it to suffer economic or reputational damages. Because of the rapid pace of technological change, MICT cannot assure you that all of Intermediate’s proprietary technologies and similar intellectual property will be patented in a timely or cost-effective manner, or at all. Furthermore, parts of Intermediate’s business rely on technologies developed or licensed by other parties, or co-developed with other parties, and Intermediate may not be able to obtain or continue to obtain licenses and technologies from these other parties on reasonable terms, or at all.

Any claims or litigation could cause Intermediate and MICT to incur significant expenses and, if successfully asserted against Intermediate or MICT, could require that MICT pays substantial damages or ongoing royalty payments, restrict Intermediate or MICT from conducting MICT’s business or require that MICT or Intermediate comply with other unfavorable terms. MICT and Intermediate may also be obligated to indemnify parties or pay substantial settlement costs, including royalty payments, in connection with any such claim or litigation and to obtain licenses, modify applications or refund fees, which could be costly. Even if MICT and Intermediate were to prevail in such a dispute, any litigation regarding Intermediate’s intellectual property could be costly and time-consuming and divert the attention of MICT’ management from Intermediate and MICT’s business operations.

From time-to-time MICT may evaluate and potentially consummate investments and acquisitions or enter into alliances, which may require significant management attention, disrupt Intermediate’s stock trading platform business and adversely affect its financial results.

MICT may evaluate and consider strategic investments, combinations, acquisitions or alliances to further increase the value of Intermediate’s platforms and better serve Intermediate’s users and clients. These transactions could be material to its financial condition and results of operations if consummated. MICT may not have the financial resources necessary to consummate any acquisitions in the future or the ability to obtain the necessary funds on satisfactory terms. Any future acquisitions may result in significant transaction expenses and risks associated with entering new markets in addition to integration and consolidation risks. MICT may not have sufficient management, financial and other resources to integrate any such future acquisitions or to successfully operate new businesses, and it may be unable to profitably operate its expanded company.

Internet-related issues may reduce or slow the growth in the use of our services in the future. In particular, MICT’s future growth depends on the further acceptance of the Internet in China and particularly the mobile Internet as an effective platform for assessing trading and other financial services and content.

Critical issues concerning the commercial use of the Internet, such as ease of access, security, privacy, reliability, cost, and quality of service, remain unresolved and may adversely impact the growth of Internet use. If Internet usage continues to increase rapidly, the Internet infrastructure may not be able to support the demands placed on it by this growth, and its performance and reliability may decline. Continuous rapid growth in Internet traffic may cause decreased performance, outages and delays. MICT’s ability to increase the speed with which MICT provides services to users and clients and to increase the scope and quality of such services is limited by and dependent upon the speed and reliability of Intermediate’s users’ and clients’ access to the Internet, which is beyond MICT’s control.

If periods of decreased performance, outages or delays on the Internet occur frequently or other critical issues concerning the Internet are not resolved, overall Internet usage or usage of our web-based services could increase more slowly or decline, which would cause Intermediate’s stock trading platform business, results of operations and financial condition to be materially and adversely affected.

Intermediate faces risks related to natural disasters, health epidemics and other outbreaks, which could significantly disrupt its operations.

Intermediate’s stock trading platform business could be materially and adversely affected by natural disasters, health epidemics or other public safety concerns. Natural disasters may give rise to server interruptions, breakdowns, system failures, technology platform failures or Internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware as well as adversely affect its ability to operate its platform and provide services and solutions. Intermediate’s stock trading platform business could also be adversely affected if its employees are affected by health epidemics. In addition, Intermediates’ results of operations could be adversely affected to the extent that any health epidemic harms the economy in general. If any natural disasters, health epidemics or other public safety concerns were to affect the locations where Intermediate operates, its operation may experience material disruptions, which may materially and adversely affect its stock trading platform business, financial condition and results of operations.

Failure to comply with cybersecurity, data privacy, data protection, or any other laws and regulations related to data may materially and adversely affect our business, financial condition, and results of operations.

We may be subject to a variety of cybersecurity, data privacy, data protection, and other laws and regulations related to data, including those relating to the collection, use, sharing, retention, security, disclosure, and transfer of confidential and private information, such as personal information and other data. These laws and regulations apply not only to third-party transactions, but also to transfers of information within our organization. These laws and regulations may restrict our business activities and require us to incur increased costs and efforts to comply, and any breach or noncompliance may subject us to proceedings against us, damage our reputation, or result in penalties and other significant legal liabilities, and thus may materially and adversely affect our business, financial condition, and results of operations.

In some jurisdictions, including Mainland China where we do not have material operations, the cybersecurity, data privacy, data protection, or other data-related laws and regulations are relatively new and evolving, and their interpretation and application may be uncertain.

The following summarizes some of the key recent legislative initiatives in China on the matters of data security and privacy.

Data Security

•        In June 2021, the Standing Committee of the NPC promulgated the Data Security Law, which took effect in September 2021. The Data Security Law, among other things, provides for security review procedure for data-related activities that may affect national security. In July 2021, the state council promulgated the Regulations on Protection of Critical Information Infrastructure, which became effective on September 1, 2021. Critical information infrastructure encompasses, under this regulation, key network facilities or information systems of critical industries or sectors, such as public communication and information service, energy, transportation, water conservation, finance, public services, e-government affairs and national defense science, the damage, malfunction or data leakage of which may endanger national security, people’s livelihoods and the public interest. In December 2021, the CAC, together with other authorities, jointly promulgated the Cybersecurity Review Measures, which became effective on February 15, 2022 and replaces its predecessor regulation. Pursuant to the Cybersecurity Review Measures, critical information infrastructure operators that procure internet products and services must be subject to the cybersecurity review if their activities affect or may affect national security. The Cybersecurity Review Measures further stipulates that critical information infrastructure operators or network platform operators that hold personal information of over one million users shall apply with the Cybersecurity Review Office for a cybersecurity review before any public offering at a foreign stock exchange. As of the date of this prospectus, no detailed rules or implementation rules have been issued by any authority. Furthermore, the exact scope of “critical information infrastructure operators” under the current regulatory regime remains unclear, and the PRC government authorities may have wide discretion in the interpretation and enforcement of the applicable laws. As of the date of this prospectus, we have not been informed that we are a critical information infrastructure operator by any government authorities and we do not have any material operation or maintain any office or personnel in Mainland China. We have not collected, stored, or managed any personal information in Mainland China. In addition, we plan to emphasize Southeast Asia as our core future area of growth. As such, we currently do not expect the foregoing measures will have an impact on our business, results of operations, or this offering, and we believe that we are compliant with these measures to date. However, we still face uncertainties regarding the interpretation and implementation of these laws and regulations in the future. Cybersecurity review could result in disruption in our operations, negative publicity with respect to our company, and diversion of our managerial and financial resources. Furthermore, if we were found to be in violation of applicable laws and regulations in China during such review, we could be subject to fines or other government sanctions and reputation damages. Therefore, potential cybersecurity review, if applicable to us, could materially and adversely affect our business, financial condition, and results of operations.

•        In November 2021, the CAC released the Regulations on the Network Data Security (Draft for Comments), or the Draft Regulations. The Draft Regulations provide that data processors refer to individuals or organizations that, during their data processing activities such as data collection, storage, utilization, transmission, publication and deletion, have autonomy over the purpose and the manner of data processing. In accordance with the Draft Regulations, data processors shall apply for a cybersecurity review for certain activities, including, among other things, (i) the listing abroad of data processors that process the personal information of more than one million users and (ii) any data processing activity that affects or may affect national security. However, there have been no clarifications from the relevant authorities as of the date of this annual report as to the standards for determining whether an activity is one that “affects or may affect national security.” In addition, the Draft Regulations stipulates that data processors that process “important data” or are listed overseas must conduct an annual data security assessment by itself or commission a data security service provider to do so, and submit the assessment report of a given year to the municipal cybersecurity department by the end of January in the following year. As of the date of this prospectus, the Draft Regulations was released for public comment only, and their respective provisions and anticipated adoption or effective date may be subject to change with substantial uncertainty. We cannot predict the impact of the Draft Regulations on us, if any, at this stage, and we will closely monitor and assess any development in the rule-making process. If the enacted version of the Draft Regulations mandates clearance of cybersecurity review and other specific actions to be completed by companies operating in Hong Kong like us, we face uncertainties as to whether such clearance can be timely obtained, or at all.

Personal Information and Privacy

•        The Anti-monopoly Guidelines for the Platform Economy Sector published by the Anti-monopoly Committee of the State Council, effective on February 7, 2021, prohibits collection of user information through coercive means by online platforms operators.

•        In August 2021, the Standing Committee of the NPC promulgated the Personal Information Protection Law, which integrates the scattered rules with respect to personal information rights and privacy protection and took effect on November 1, 2021. The Personal Information Protection Law steps up the protection for personal information and imposes additional requirements in terms of its processing. Nonetheless, many provisions under this law remain to be clarified by the CAC, other regulatory authorities, and courts in practice. We may be required to make further adjustments to our business practices to comply with the personal information protection laws and regulations. Although as of the date of this prospectus, we have not collected, stored, or managed any personal information in Mainland China, given that there remain uncertainties regarding the further interpretation and implementation of the relevant laws and regulations, if they are deemed to be applicable to companies operating in Hong Kong like us, we cannot assure you that we will be able to comply or remain compliant with such new regulations in all respects, and we may be ordered to rectify and terminate any actions that are deemed illegal by the government authorities and become subject to fines and other government sanctions, which may materially and adversely affect our business, financial condition, and results of operations.

If we were to be required to obtain any permission or approval from the CSRC, the CAC, or other PRC authorities in connection with this offering under PRC law, we may be fined or subject to other sanctions, and our business, reputation financial condition, and results of operations may be materially and adversely affected.

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, purport to require offshore special purpose vehicles that are controlled by PRC companies or individuals and that have been formed for the purpose of seeking a public listing on an overseas stock exchange through acquisitions of PRC domestic companies or assets to obtain CSRC approval prior to publicly listing their securities on an overseas stock exchange. The interpretation and implementation of the regulations remain unclear.

In addition, the PRC government authorities may strengthen oversight over offerings that are conducted overseas. For instance, on July 6, 2021, the relevant PRC governmental authorities promulgated the Opinions on Strictly Cracking Down on Illegal Securities Activities, which emphasized the need to strengthen the supervision over overseas listings by PRC companies. Effective measures, such as promoting the establishment of relevant regulatory systems, are to be taken to deal with the risks and incidents of overseas listing of China-based companies, cybersecurity and data privacy protection requirements and similar matters. As a follow-up, on December 24, 2021, the State Council issued a draft of the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies, or the Draft Provisions, and the CSRC issued a draft of Administration Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies, or the Draft Administration Measures, for public comments. The Draft Provisions and the Draft Administration Measures propose to establish a new filing-based regime to regulate overseas offerings and listings by PRC domestic companies. On December 28, 2021, the Cyberspace Administration of China and other PRC authorities promulgated the Cybersecurity Review Measures, which took effect on February 15, 2022, and further restates and expands the applicable scope of the cybersecurity review in effect. Pursuant to the Cybersecurity Review Measures, critical information infrastructure operators that procure internet products and services and network platform operators engaging in data processing activities must be subject to the cybersecurity review if their activities affect or may affect national security. The Cybersecurity Review Measures further stipulates that network platform operators holding personal information of over one million users must apply to the Cybersecurity Review Office for a cybersecurity review before an overseas listing. Personal information to apply for a cybersecurity review before any public offering at a foreign stock exchange. On December 27, 2021, the NDRC and the Ministry of Finance jointly issued the Special Administrative Measures (Negative List) for Foreign Investment Access (2021 Version), or the 2021 Negative List, which became effective on January 1, 2022. Pursuant to such Special Administrative Measures, if a domestic company engaging in the prohibited business stipulated in the 2021 Negative List seeks an overseas offering and listing, it must obtain the approval from the competent governmental authorities. Besides, the foreign investors of the company should not be involved in the company’s operation and management, and their shareholding percentage should be subject to the relevant regulations on the domestic securities investments by foreign investors. The foregoing regulations are either recently issued or remain in draft form and there remain substantial uncertainties with respect to their interpretation and implementation.

As of the date of this prospectus, we do not have any material operation or maintain any office or personnel in Mainland China. We have not collected, stored, or managed any personal information in Mainland China. In addition, we plan to emphasize Southeast Asia as our core future area of growth. As such, we believe that, based on the advice of Han Kun Law Offices, our PRC counsel, we are not required to obtain any permission from PRC authorities to operate and issue our ADSs to foreign investors as of the date of this prospectus, including permissions from the CSRC or CAC. If (i) we do not receive or maintain any permission or approval required of us, (ii) we inadvertently concluded that certain permissions or approvals have been acquired or are not required, or (iii) applicable laws, regulations, or interpretations thereof change and we become subject to the requirement of additional permissions or approvals in the future, we may have to expend significant time and costs to procure them. If we are unable to do so, on commercially reasonable terms, in a timely manner or otherwise, we may become subject to sanctions imposed by the PRC regulatory authorities, which could include fines and penalties, proceedings against us, and other forms of sanctions, and our ability to conduct our business, invest into Mainland China as foreign investments or accept foreign investments, or list on a U.S. or other overseas exchange may be restricted, and our business, reputation, financial condition, and results of operations may be materially and adversely affected. See also “Risk Factors — Risks Relating to Doing Business in Mainland China and Hong Kong — The PRC government’s significant authority to intervene in or influence the Mainland China operations of an offshore holding company at any time could limit our ability to transfer or use our cash outside of China, and could otherwise result in a material adverse change to our business operations, including our Hong Kong operations and cause the ADSs to significantly decline in value or become worthless” and “Risk Factors — Risks Relating to Doing Business in Mainland China and Hong Kong — Uncertainties arising from the legal system in Mainland China, including uncertainties regarding the interpretation and enforcement of laws in Mainland China and the possibility that regulations and rules can change quickly with little advance notice, could hinder our ability to offer or continue to offer the ADSs, result in a material adverse change to our business operations, and damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause the ADSs to significantly decline in value or become worthless.

Risks Related to Doing Business in China

Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on MICT’s business and operations.

Intermediate division’s principal executive office and operations, through its operating subsidiaries, are located in China. MICT also plans to launch various platforms which are being built initially in China. Accordingly, MICT’s business, financial condition, results of operations and prospects may be influenced to a significant degree by political, economic, social conditions and government policies in China generally. The Chinese economy differs from the economies of most developed countries in many respects, including the level of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the PRC government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the PRC government continues to play a significant role in regulating industry development by imposing industrial policies. The PRC government also exercises significant control over China’s economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies.

While the Chinese economy has experienced significant growth over the past decades, such growth has been uneven, both geographically and among various sectors of the economy, and the rate of growth has been slowing since 2012. Any adverse changes in economic conditions in China, in the policies of the PRC government or in the laws and regulations in China, could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect MICT’s business and operating results, lead to reduction in demand for MICT’s services and adversely affect MICT’s competitive position. COVID-19 had a severe and negative impact on Chinese and global economy in the past few years. Whether this will lead to a prolonged downturn in the economy is still unknown. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, Intermediate division’s financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. In addition, in the past the PRC government has implemented certain measures, including interest rate adjustment, to control the pace of economic growth. These measures may cause decreased economic activity in China, which may adversely affect our Intermediate division’s business and operating results.

The PRC legal system embodies uncertainties which could limit the legal protections available to MICT.

PRC laws and the PRC legal system in general may have a significant impact on MICT’s business operations in China. Although China’s legal system has developed over the last several decades, PRC laws, regulations and legal requirements remain underdeveloped relative to the United States of America. Moreover, PRC laws and regulations change frequently and their interpretation and enforcement involve uncertainties. For example, the interpretation or enforcement of PRC laws and regulations may be subject to government rules or policies, some of which are not published on a timely basis or at all. In addition, the relative inexperience of China’s judiciary system in some cases may create uncertainty as to the outcome of litigation. These uncertainties could limit our ability to enforce certain legal or contractual rights or otherwise adversely affect MICT’s business and operations.

Furthermore, due to the existence of unpublished rules and policies, and since newly issued PRC laws and regulations may have expected and unexpected retrospective effects, MICT may not be aware of a violation of certain PRC laws, regulations, policies or rules until after the event.

The complexities, uncertainties and rapid changes in PRC regulation of the Internet-related businesses and companies require significant resources for compliance.

The PRC government extensively regulates the Internet industries, including foreign ownership of, and the licensing and permit requirements pertaining to, companies doing business in the Internet industry. These laws and regulations are relatively new and evolving, and their interpretation and enforcement involve significant uncertainty. As a result, in certain circumstances it may be difficult to determine what actions or omissions may be deemed to be in violation of applicable laws and regulations. Issues, risks and uncertainties relating to PRC regulation of these businesses include, but are not limited to, the following:

There are uncertainties relating to the regulation of the Internet-related businesses in China, including evolving licensing practices. This means that certain of MICT’s permits, licenses or operations may be subject to challenge, or MICT may fail to obtain permits or licenses that may be deemed necessary for operations.

New laws and regulations that regulate Internet activities, including operating online platforms for insurance intermediary may be promulgated. If these new laws and regulations are promulgated, additional licenses may be required for operations. If MICT’s operations do not comply with these new regulations after they become effective, or if MICT fails to obtain any licenses required under these new laws and regulations, MICT or its subsidiaries could be subject to penalties.

The principal regulation governing the operation of Internet insurance business is the Measures for the Regulation of Internet Insurance Business, or Regulation of Internet Insurance Business, promulgated by the CBIRC on December 7, 2020 and effective on February 1, 2021. There is no assurance that Intermediate would be able to meet all the requirements set forth under the Regulation of Internet Insurance Business and effectively operate an online insurance brokerage business. Please refer to “Regulation of Internet Insurance Businesses”.

The interpretation and application of existing PRC laws, regulations and policies and any new laws, regulations or policies relating to the Internet-related industries have created substantial uncertainties regarding the legality of existing and future foreign investments in, and the businesses and activities of companies in these industries. MICT cannot assure you that Intermediate had obtained all the permits or licenses required for conducting its business in China or will be able to maintain existing licenses or obtain any new licenses required under any new laws or regulations. There are also risks associated with being found in violation of existing or future laws and regulations given the uncertainty and complexity of China’s regulation of these businesses.

In addition, new laws and regulations applicable to the Internet-related industries could be issued at the national or provincial level, or existing regulations could be interpreted more strictly. No assurance can be given that business on these industries in general or MICT’s services in particular will not be adversely impacted by further regulations. In particular, technical limitations on Internet use can also be developed or implemented. For example, restrictions can be implemented on personal Internet use in the workplace in general or access to Intermediate’s sites in particular. All such regulations, restrictions and limitations could lead to a reduction of user activities or a loss of users, and restrict the types of products and services MICT may be able to offer in China, which in turn could have a material adverse effect on MICT’s financial condition and results of operations in China.

The 2006 M&A Rules established complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it difficult to pursue growth through acquisitions in China.

On August 8, 2006, six PRC regulatory authorities promulgated the Regulations on Mergers and Acquisitions of Domestics Enterprises by Foreign Investors (the “2006 M&A Rules”), which were later amended on June 22, 2009. The 2006 M&A Rules and some other regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time consuming and complex, including requirements in some instances that the Ministry of Commerce, People’s Republic of China (“MOFCOM”) be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. Moreover, the Anti-Monopoly Law of China requires that the anti-monopoly law enforcement authority shall be notified in advance of any concentration of undertaking if certain thresholds are triggered. In addition, the security review rules issued by the State Council that became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the MOFCOM, and the rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. In the future, MICT may grow its business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time consuming, and any required approval processes, including obtaining approval from the MOFCOM or its local counterparts may delay or inhibit MICT’s ability to complete such transactions, which could affect MICT’s ability to expand MICT’s business or maintain MICT’s market share.

Governmental control of currency conversion may affect the value of business in China.

The PRC government imposes controls on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of foreign currency out of China. Certain revenues may be received in RMB. Shortages in the availability of foreign currency may restrict MICT’s or MICT’s partners’ ability in China to remit sufficient foreign currency to pay dividends or other payments, or otherwise satisfy their foreign currency-denominated obligations. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments, expenditures from trade related transactions and services-related foreign exchange transactions, can be made in foreign currencies without prior approval from the State Administration of Foreign Exchange (“SAFE”) by complying with certain procedural requirements. However, approval from SAFE or its local branch is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access to foreign currencies for current account transactions in the future.

Fluctuations in exchange rates of the RMB could materially affect financial results.

The exchange rates between the RMB and the U.S. dollars and other foreign currencies are affected by, among other things, changes in China’s political and economic conditions. The People’s Bank of China regularly intervenes in the foreign exchange market to limit fluctuations in RMB exchange rates and achieve policy goals.

Regulation and censorship of information disseminated over the Internet in China may adversely affect MICT’s business, and may cause liability for content that is displayed on any of its websites.

China has enacted laws and regulations governing Internet access and the distribution of products, services, news, information, audio-video programs and other content through the Internet. In the past, the PRC government has prohibited the distribution of information through the Internet that it deems to be in violation of PRC laws and regulations. If any of Intermediate’s Internet information on its online platforms is deemed by the PRC government to violate any content restrictions, MICT or MICT’s partners may not be able to continue to display such content and could become subject to penalties, including confiscation of income, fines, suspension of business and revocation of required licenses, which could materially and adversely affect MICT’s business, financial condition and results of operations. MICT or MICT’s partners may also be subjected to liability for any unlawful actions of their customers or users of their websites or for content distributed by such subsidiaries or partners that is deemed inappropriate. It may be difficult to determine the type of content that may result in liability.

It may be difficult for overseas regulators to conduct investigation or collect evidence within China.

Shareholder claims or regulatory investigation that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. While detailed interpretation of or implementation rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase difficulties faced by you in protecting your interests.

Under the enterprise income tax (“EIT”) Law, MICT may be classified as a “resident enterprise” of China. Such classification would likely result in unfavorable tax consequences.

Under the EIT Law, which has been revised effective as of December 29, 2018, and its implementation rules, (the “Implementation Rules”), which has been revised and effective as April 23, 2019, an enterprise established outside of the PRC with “de facto management bodies” within the PRC is considered a resident enterprise and is subject to enterprise income tax, or EIT, at the rate of 25% on its global income. The Implementation Rules define the term “de facto management bodies” as “establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. of an enterprise.” The State Administration of Taxation issued the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular 82, on April 22, 2009. Circular 82 provides that a foreign enterprise controlled by a PRC company or a PRC company group will be classified as a “resident enterprise” with its “de facto management bodies” located within China if the following criteria are satisfied: (i) the place where the senior management and core management departments that are in charge of its daily operations perform their duties is mainly located in the PRC; (ii) its financial and human resources decisions are made by or are subject to approval by persons or bodies in the PRC; (iii) its major assets, accounting books, company seals, and minutes and files of its board and shareholders’ meetings are located or kept in the PRC; and (iv) more than half of the enterprise’s directors or senior management with voting rights frequently reside in the PRC.

Currently, MICT does not believe MICT meets all of the criteria above. If the PRC authorities consider that MICT meet all of the criteria above and treat us as a resident enterprise, a 25% EIT on global income could significantly increase MICT’s tax burden and materially and adversely affect its financial condition and results of operations.

In addition, even if MICT is not deemed as a resident enterprise by the PRC authorities, pursuant to the EIT Law, dividends generated after January 1, 2008 and payable by a foreign-invested enterprise in China to its foreign investors will be subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement and provided that relevant tax authorities approved the foreign investors as the beneficial owners of such dividends under applicable tax regulations.

MICT faces uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by non-PRC holding companies.

On February 3, 2015, the China State Administration of Taxation (“SAT”) issued the Circular on issues of enterprise Income Tax on Indirect Transfer of Assets by Non-PRC Resident Enterprise, or the SAT Circular 7, pursuant to which if a non-resident enterprise transfers the equity interests of a PRC resident enterprise indirectly by transfer of the equity interests of an offshore holding company (other than the purchase and sale of shares in public securities market) without a reasonable commercial purpose, the PRC tax authorities have the power to reassess the nature of the transaction and the indirect equity transfer might be treated as a direct transfer. As a result, the gain derived from such transfer, which means the equity transfer price minus the cost of equity, will be subject to the PRC withholding tax at a rate of up to 10%. SAT Circular 7 also brings challenges to both foreign transferor and transferee (or other person who is obligated to pay for the transfer) of taxable assets. Under the SAT Circular 7, the transfer which meets all of the following circumstances shall be deemed as having no reasonable commercial purpose: (i) over 75% of the value of the equity interests of the offshore holding company are directly or indirectly derived from PRC taxable properties; (ii) at any time during the year before the indirect transfer, over 90% of the total properties of the offshore holding company are investments within PRC territory, or in the year before the indirect transfer, over 90% of the offshore holding company’s total income is directly or indirectly derived from within PRC territory; (iii) the function performed and risks assumed by the offshore holding company are insufficient to substantiate its corporate existence; or (iv) the foreign income tax imposed on the indirect transfer is lower than the PRC tax imposed on the direct transfer of the PRC taxable properties. In October 2017, SAT issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or SAT Circular 37, which came into effect on December 1, 2017 and was amended on June 15, 2018. The SAT Circular 37 further clarifies the practice and procedure of the withholding of nonresident enterprise income tax. Where a non-resident enterprise transfers taxable assets indirectly by disposing of the equity interests of an overseas holding company, which is an indirect transfer, the non-resident enterprise as either transferor or transferee, or the PRC entity that directly owns the taxable assets, may report such indirect transfer to the relevant tax authority. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax.

MICT faces uncertainties as to the reporting and other implications of certain past and future transactions that involve PRC taxable assets, such as offshore restructuring, sale of the shares in MICT’s offshore subsidiaries and investments. MICT may be subject to filing obligations or taxed if MICT is a transferor in such transactions, and may be subject to withholding obligations if MICT is a transferee in such transactions, under SAT Circular 7 or SAT Circular 37, or both.

The enforcement of the PRC Labor Contract Law and other labor-related regulations in the PRC may adversely affect MICT’s business and results of operations.

The Standing Committee of the National People’s Congress enacted the Labor Contract Law in 2008 and amended it on December 28, 2012. The Labor Contract Law introduced specific provisions related to fixed-term employment contracts, part-time employment, probationary periods, consultation with labor unions and employee assemblies, employment without a written contract, dismissal of employees, severance, and collective bargaining to enhance previous PRC labor laws. Under the Labor Contract Law, an employer is obligated to sign an unlimited-term labor contract with any employee who has worked for the employer for ten consecutive years. Further, if an employee requests or agrees to renew a fixed-term labor contract that has already been entered into twice consecutively, the resulting contract, with certain exceptions, must have an unlimited term, subject to certain exceptions. With certain exceptions, an employer must pay severance to an employee where a labor contract is terminated or expires. In the case of retrenching 20 or more employees or where the number of employees to be retrenched is less than 20 but comprises 10% or more of the total number of employees of such employer under certain circumstances, the employer shall explain the situation to the labor union or all staff 30 days in advance and seek the opinion of the labor union or the employees, the employer may carry out the retrenchment exercise upon reporting the retrenchment scheme to the labor administrative authorities. In addition, the PRC governmental authorities have continued to introduce various new labor-related regulations since the effectiveness of the Labor Contract Law.

Under the PRC Social Insurance Law and the Administrative Measures on Housing Fund, employees are required to participate in pension insurance, work-related injury insurance, medical insurance, unemployment insurance, maternity insurance, and housing funds and employers are required, together with their employees or separately, to pay the social insurance premiums and housing funds for their employees. If MICT fails to make adequate social insurance and housing fund contributions, or fail to withhold individual income tax adequately, we may be subject to fines and legal sanctions, and business, financial conditions and results of operations may be adversely affected.

These laws designed to enhance labor protection tend to increase MICT’s labor costs. In addition, as the interpretation and implementation of these regulations are still evolving, our employment practices may not be at all times be deemed in compliance with the regulations. As a result, MICT could be subject to penalties or incur significant liabilities in connection with labor disputes or investigations.

PRC regulations relating to investments in offshore companies by PRC residents may subject MICT’s PRC-resident beneficial owners or MICT’s PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries or limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits.

SAFE promulgated the SAFE Circular 37 on July 4, 2014, which replaced the former circular commonly known as “SAFE Circular 75” promulgated by SAFE on October 21, 2005. SAFE Circular 37 and its implementing rules require PRC residents to register with banks designated by local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with the PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in SAFE Circular 37 as a “special purpose vehicle.”

MICT notified substantial beneficial owners of ordinary shares who MICT knows are PRC residents of their filing obligation, and pursuant to the former SAFE Circular 75, MICT filed the above-mentioned foreign exchange registration on behalf of certain employee shareholders who MICT knows are PRC residents. However, MICT may not be aware of the identities of all of our beneficial owners who are PRC residents. MICT does not have control over our beneficial owners, and there can be no assurance that all of our PRC-resident beneficial owners will comply with relevant SAFE regulations. The failure of our beneficial owners who are PRC residents to register or amend their SAFE registrations in a timely manner or the failure of future beneficial owners of our company who are PRC residents to comply with the registration procedures set forth in SAFE Circular 37 and subsequent implementation rules, may subject the beneficial owners or our PRC subsidiaries to fines and legal sanctions.

Furthermore, since it is unclear how those SAFE regulations, and any future regulation concerning offshore or cross-border transactions, will be further interpreted, amended and implemented by the relevant PRC government authorities, MICT cannot predict how these regulations will affect our business operations or future strategy. Failure to register or comply with relevant requirements may also limit our ability to contribute additional capital to our PRC subsidiaries and limit our PRC subsidiaries’ ability to distribute dividends to our company. These risks may have a material adverse effect on our business, financial condition and results of operations.

Any failure to comply with PRC regulations regarding our employee equity incentive plans may subject the PRC participants in the plans, us or our overseas and PRC subsidiaries to fines and other legal or administrative sanctions.

Pursuant to SAFE Circular 37, PRC residents who participate in share incentive plans in overseas non-publicly-listed companies may, prior to the exercise of an option, submit applications to SAFE or its local branches for the foreign exchange registration with respect to offshore special purpose companies. In the meantime, MICT’s directors, executive officers and other employees who are PRC citizens or who are non-PRC citizens residing in the PRC for a continuous period of not less than one year, subject to limited exceptions, and whom MICT or our overseas listed subsidiaries have granted restricted share units, or RSUs, options or restricted shares, may follow the Notice on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, issued by SAFE in February 2012, to apply for the foreign exchange registration. According to those regulations, employees, directors and other management members participating in any stock incentive plan of an overseas publicly listed company who are PRC citizens or who are non-PRC citizens residing in China for a continuous period of not less than one year, subject to limited exceptions, are required to register with SAFE through a domestic qualified agent, which may be a PRC subsidiary of the overseas listed company, and complete certain other procedures. Failure to complete the SAFE registrations may subject them to fines and legal sanctions and may also limit their ability to make payment under the relevant equity incentive plans or receive dividends or sales proceeds related thereto in foreign currencies, or our ability to contribute additional capital into our domestic subsidiaries in China and limit our domestic subsidiaries’ ability to distribute dividends to us. MICT also faces regulatory uncertainties under PRC law that could restrict our ability or the ability of our overseas listed subsidiaries to adopt additional equity incentive plans for MICT’s directors and employees who are PRC citizens or who are non-PRC citizens residing in the PRC for a continuous period of not less than one year, subject to limited exceptions.

In addition, the STA has issued circulars concerning employee RSUs, share options or restricted shares. Under these circulars, employees working in the PRC whose RSUs or restricted shares vest, or who exercise share options, will be subject to PRC individual income tax. The PRC subsidiaries of an overseas listed company have obligations to file documents related to employee RSUs, share options or restricted shares with relevant tax authorities and to withhold individual income taxes of those employees related to their RSUs, share options or restricted shares. Although MICT and MICT’s overseas listed subsidiaries currently withhold individual income tax from MICT’s PRC employees in connection with the vesting of their RSUs and restricted shares and their exercise of options, if the employees fail to pay, or the PRC subsidiaries fail to withhold, their individual income taxes according to relevant laws, rules and regulations, the PRC subsidiaries may face sanctions imposed by the tax authorities.

If MICT’s auditor is sanctioned or otherwise penalized by the Public Company Accounting Oversight Board (“PCAOB”) or the SEC as a result of failure to comply with inspection or investigation requirements, our financial statements could be determined to be not in compliance with the requirements of the Exchange Act or other laws or rules in the United States, which could ultimately result in MICT’s common stock being delisted from The Nasdaq Capital Market.

Our auditor Friedman LLP is not subject to the December 16, 2021 determination of the Holding Foreign Companies Accountable Act (“HFCAA”) and Friedman LLP is being inspected by PCAOB on a regular basis. MICT’s auditor is located in USA and has been inspected and continues to be subject to PCAOB inspection. However, without approval from the Chinese government authorities, the PCAOB is currently unable to conduct inspections of the audit work and practices of PCAOB-registered audit firms within the PRC on a basis comparable to other non-U.S. jurisdictions. Since MICT has substantial operations in the PRC, if MICT utilizes the services of MICT’s auditor’s China based firm or various other auditors located in China, such auditors and their audit work are currently not fully inspected by the PCAOB.

Inspections of other auditors conducted by the PCAOB outside of China have at times identified deficiencies in those auditors’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The inability of the PCAOB to conduct full inspections of auditors in China makes it more difficult to evaluate the effectiveness of MICT’s auditor’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections.

The SEC previously instituted proceedings against mainland Chinese affiliates of the numerous accounting firms, including the affiliate of MICT’s auditor, for failing to produce audit work papers under Section 106 of the Sarbanes-Oxley Act because of restrictions under PRC law. Each of the “big four” accounting firms in mainland China agreed to a censure and to pay a fine to the SEC to settle the dispute and stay the proceedings for four years, until the proceedings were deemed dismissed with prejudice on February 6, 2019. It remains unclear whether the SEC will commence a new administrative proceeding against the four mainland China-based accounting firms. Any such new proceedings or similar action against MICT’s audit firm for failure to provide access to audit work papers could result in the imposition of penalties, such as suspension of MICT’s auditor’s ability to practice before the SEC. If MICT’s independent registered public accounting firm, or its affiliate, was denied, even temporarily, the ability to practice before the SEC, and it was determined that MICT’s financial statements or audit reports were not in compliance with the requirements of the Exchange Act, MICT could be at risk of delisting or become subject to other penalties that would adversely affect MICT’s ability to remain listed on The Nasdaq Capital Market.

In recent years, U.S. regulators have continued to express their concerns about challenges in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. More recently, as part of increased regulatory focus in the U.S. on access to audit information, on May 20, 2020, the U.S. Senate passed the Holding Foreign Companies Accountable Act, or the HFCA Act, which includes requirements for the SEC to identify issuers whose audit reports are prepared by auditors that the PCAOB is unable to inspect or investigate completely because of a restriction imposed by a non-U.S. authority in the auditor’s local jurisdiction. While MICT understands that there has been dialogue among the CSRC, the SEC and the PCAOB regarding the inspection of PCAOB-registered accounting firms in China, there can be no assurance that MICT’s auditor or MICT will be able to comply with requirements imposed by U.S. regulators.

Furthermore, on June 4, 2020, the U.S. President issued a memorandum ordering the President’s Working Group on Financial Markets to submit a report to the President within 60 days of the memorandum that includes recommendations for actions that can be taken by the executive branch, the SEC, the PCAOB or other federal agencies and departments with respect to Chinese companies listed on U.S. stock exchanges and their audit firms, in an effort to protect investors in the United States. The recommendations are to include actions that could be taken under current laws and rules as well as possible new rulemaking recommendations.

On May 20, 2020, the HFCAA passed the United States Senate by unanimous consent. On December 2, 2020, the US House of Representatives passed by voice vote the Holding Foreign Companies Accountable Act (HFCAA), which would require auditors of foreign public companies to allow the Public Company Accounting Oversight Board (PCAOB) to inspect their audit work papers for audits of non-US operations as required by the Sarbanes-Oxley Act of 2002 (Sarbanes-Oxley). If a company’s auditors fail to comply for three consecutive years, then MICT’s shares would be prohibited from trading in the United States. The legislation passed the Senate in May. The HFCAA was signed into law on December 18, 2020. Furthermore, on June 22, 2021. the U.S. Senate passed. and the US house of representative on February 4, 2022 passed the Accelerating Holding Foreign Companies Accountable Act (the “AHFCAA”), which, if signed into law, would amend the HFCAA and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three consecutive years.

The HFCAA aims to address restrictions China has placed on the PCAOB’s ability to inspect or investigate PCAOB-registered public accounting firms in connection with their audits of Chinese companies. Sarbanes-Oxley created the PCAOB “to oversee the audit of public companies that are subject to the securities laws, and related matters, in order to protect the interests of investors and further the public interest in the preparation of informative, accurate, and independent audit reports for companies the securities of which are sold to, and held by and for, public investors.”

Specifically, the PCAOB is responsible for registering public accounting firms, establishing standards applicable to the preparation of audit reports for companies, conducting inspections and investigations of public accounting firms to ensure they are complying with those standards, and bringing enforcement actions when they are not.

The HFCAA could adversely affect the listing and compliance status of China-based issuers listed in the United States, such as MICT’s company, and may have a material and adverse impact on the trading prices of the securities of such issuers, including MICT’s Common Stock, and substantially reduce or effectively terminate the trading of MICT’s common stock in the United States.

Risk Factors Related to MICT’s insurance business

Results in MICT’s insurance brokerage segment may be adversely affected by a general decline in economic activity.

Demand for many types of insurance and reinsurance generally rises or falls as economic growth expands or slows. This is especially the case with MICT’s automobile insurance which is dependent upon the ability of persons to own and operate an automobile. This dynamic affects the level of commissions and fees generated by MICT’s VIEs. To the extent MICT’s customers become adversely affected by declining business conditions, they may choose to limit their purchases of insurance and reinsurance coverage, as applicable, which would inhibit MICT’s ability to generate commission revenue and other revenue based on premiums placed by us. Also, the insurance they seek to obtain through us may be impacted by changes in their assets, property values, sales or number of employees, which may reduce MICT’s commission revenue, and they may decide not to purchase MICT’s risk advisory or other services, which would inhibit MICT’s ability to generate fee revenue. Moreover, insolvencies and combinations associated with an economic downturn, especially insolvencies and combinations in the insurance industry, could adversely affect MICT’s brokerage business through the loss of customers or by limiting MICT’s ability to place insurance and reinsurance business, as well as MICT’s revenues from insurers. MICT is especially susceptible to this risk given the limited number of insurance company clients and reinsurers in the marketplace.

Volatility or declines in premiums and other market trends may significantly impede MICT’s ability to grow revenues and profitability.

A significant portion of MICT’s insurance brokerage revenue consists of commissions paid to us out of the premiums that insurers and reinsurers charge MICT’s clients for coverage. MICT does not determine the insurance premiums on which MICT’s commissions are generally based. MICT’s revenues and profitability are subject to change to the extent that premium rates fluctuate or trend in a particular direction. The potential for changes in premium rates is significant, due to the normal cycles of pricing in the commercial insurance and reinsurance markets.

As traditional insurance companies continue to rely on non-affiliated brokers or agents to generate premium, those insurance companies may seek to reduce their expenses by lowering their commission rates. The reduction of these commission rates, along with general volatility or declines in premiums, may significantly affect MICT’s revenue and profitability. Because MICT does not determine the timing or extent of premium pricing changes, it is difficult to accurately forecast MICT’s commission revenues, including whether they will significantly decline. As a result, MICT may have to adjust MICT’s plans for future acquisitions, capital expenditures, dividend payments, loan repayments and other expenditures to account for unexpected changes in revenues, and any decreases in premium rates may adversely affect the results of MICT’s operations.

In addition to movements in premium rates, MICT’s ability to generate premium-based commission revenue may be challenged by disintermediation and the growing availability of alternative methods for clients to meet their risk-protection needs. This trend includes a greater willingness on the part of corporations to self-insure, the use of captive insurers, and the presence of capital markets-based solutions for traditional insurance and reinsurance needs. Further, the profitability of MICT’s insurance brokerage segment depends in part on MICT’s ability to be compensated for the analytical services and other advice that MICT provides, including the consulting and analytics services that MICT provide to insurers. If MICT is unable to achieve and maintain adequate billing rates for all of MICT’s services, MICT’s margins and profitability could decline. Furthermore, the insurance business in China where MICT operates is maturing and developing and if MICT does not compete efficiently and keep current with the trends in the market, MICT business may decline.

MICT business may be harmed by any negative developments that may occur in the insurance industry or if MICT fails to maintain good relationships with insurance carriers.

MICT’s businesses are heavily dependent on the insurance industry. Any negative developments that occur in the insurance industry may have a material adverse effect on MICT’s business and MICT’s results of operations. In addition, if MICT fails to maintain good relationships with insurance carriers, it may have a material adverse effect on MICT’s business and results of operations. The termination, amendment or consolidation of MICT’s relationships with MICT’s insurance carriers could harm MICT’s business, results of operations and financial condition.

MICT could incur significant liability or MICT’s reputation could be damaged if MICT’s information systems are breached or MICT otherwise fail to protect customer or MICT data or information systems.

In operating MICT’s business and providing services and solutions to customers, MICT collects, uses, stores, transmits and otherwise processes certain electronic information, including personal, confidential, proprietary and sensitive data such as information related to financial records, health care and personal data of MICT’s customers, colleagues and vendors. MICT relies on the efficient, uninterrupted and secure operation of complex information technology systems and networks to operate MICT’s business and securely process, transmit and store electronic information. In the normal course of business, MICT also share electronic information with MICT’s vendors and other third parties. This electronic information comprises sensitive and confidential data, including information related to financial records, health care and customers’ personal data. MICT’s information technology systems and safety control systems, and those of MICT’s numerous third-party providers, as well as the control systems of critical infrastructure they rely on are potentially vulnerable to unauthorized access, damage or interruption from a variety of external threats, including cyberattacks, computer viruses and other malware, ransomware and other types of data and systems-related modes of attack. MICT’s systems are also subject to compromise from internal threats such as improper action by employees, vendors and other third parties with otherwise legitimate access to MICT’s systems. MICT could experience significant financial and reputational harm if MICT’s information systems are breached, sensitive customer or MICT’s data are compromised, surreptitiously modified, rendered inaccessible for any period of time or maliciously made public, or if MICT fails to make adequate or timely disclosures to the public or law enforcement agencies following any such event, whether due to delayed discovery or a failure to follow existing protocols.

Cyberattacks are increasing in frequency and evolving in nature. MICT is at risk of attack by a variety of adversaries, including state-sponsored organizations, organized crime, hackers, through use of increasingly sophisticated methods of attack. In particular, MICT is at increased risk of a cyberattack when geopolitical tensions are high, as diplomatic events and economic policies may trigger espionage or retaliatory cyber incidents. In addition, remote work arrangements in response to COVID-19 have increased the risk of phishing and other cybersecurity attacks or unauthorized dissemination of personal, confidential, proprietary or sensitive data.

MICT’s information systems must be continually updated, patched, and upgraded to protect against known vulnerabilities. The volume of new software vulnerabilities has increased markedly, as has the criticality of patches and other remedial measures. In addition to remediating newly identified vulnerabilities, previously identified vulnerabilities must also be continuously addressed. Accordingly, MICT is at risk that cyberattacks exploit these known vulnerabilities before they have been communicated by vendors or addressed. Any failure related to these activities could have a material adverse effect on MICT’s business.

MICT has numerous vendors and other third parties who receive personal information from us in connection with the services MICT offer MICT’s customers. MICT also uses tens of IT vendors and software providers to maintain and secure MICT’s global information systems infrastructure. In addition, MICT has migrated certain data, and may increasingly migrate data, to the cloud hosted by third-party providers. Some of these vendors and third parties also have direct access to MICT’s systems. MICT is at risk of a cyberattack involving a vendor or other third party, which could result in a breakdown of such third party’s data protection processes or the cyberattacks gaining access to MICT’s infrastructure through a supply chain attack.

MICT has a history of making acquisitions and investments within the insurance market. The process of integrating the information systems of any businesses MICT acquires is complex and exposes MICT to additional risk. For instance, MICT may not adequately identify weaknesses and vulnerabilities in an acquired entity’s information systems, either before or after the acquisition, which could affect the value MICT are able to derive from the acquisition, expose MICT to unexpected liabilities or make MICT’s own systems more vulnerable to a cyberattack.

In addition, if MICT discovers a historical compromise, security breach or other cyber incident related to the target’s information systems following the close of the acquisition, MICT may be liable and exposed to significant costs and other unforeseen liabilities. MICT may also be unable to integrate the systems of the businesses MICT acquires into MICT’s environment in a timely manner, which could further increase these risks until such integration takes place.

The costs to comply with, or MICT’s failure to comply with laws related to privacy, data security and data protection could adversely affect our financial condition, operating results and MICT’s reputation.

Improper collection, use disclosure, cross border transfer, and retention of confidential, personal, or proprietary data could result in regulatory scrutiny, legal and financial liability, or harm to MICT’s reputation. In operating MICT’s business and providing services and solutions to clients, MICT stores and transfers sensitive employee and client data, including personal data, in and across multiple jurisdictions. MICT collects data from client and individuals located all over the world and leverage systems and teams to process it. As a result, MICT is subject to a variety of laws and regulations regarding privacy, data protection, data security and cyber-security. These laws and regulations are continuously evolving and developing. Some of these laws and regulations are increasing the level of data handling restrictions, including rules on data localization, all of which could affect MICT’s operations and result in regulatory liability and high fines. In particular, high-profile security breaches at major companies continue to be disclosed regularly, which is leading to even greater regulatory scrutiny and fines at the highest levels they have ever been.

The scope and interpretation of the laws that are or may be applicable to us are often uncertain and may be conflicting. Given the breadth and depth of changes in data protection obligations, including classifying data and committing to a range of administrative, technical and physical controls to protect data, MICT’s compliance with laws will continue to require time, resources and review of the technology and systems MICT uses.

MICT expects competition in the Chinese insurance industry to increase, which may materially and adversely affect the growth of MICT’s business.

MICT faces competitive pressures from both domestic and foreign-invested insurance brokerage companies operating in China, which may compete with MICT’s insurance businesses, and other financial institutions that sell other financial investment products in competition with ours. If MICT is not able to adapt to these increasingly competitive pressures in the future, MICT’s growth rate may decline, which could materially and adversely affect MICT’s earnings.

Further development of regulations in China may impose additional costs or restrictions on MICT’s activities.

MICT operates in a highly regulated industry. The CBIRC supervises and administers the insurance industry in China. In exercising its authority, it is given certain discretion to administer the law. China’s insurance regulatory regime is undergoing significant changes toward a more transparent regulatory process and a convergent movement toward international standards. Some of these changes may result in additional costs or restrictions on MICT’s activities. For example, in November 2020, the Insurance Association of China issued a notice on revising the definition of critical illnesses, including revisions to the applicable scope and principles of critical illnesses as well as relevant provisions on insurance clauses for critical illnesses. From February 1, 2021, insurers may not continue to sell critical illness insurance products which were developed based on previous rules. The CBIRC in the same month also issued a notice stipulating that Critical Illness Morbidity Table in the Chinese Personal Insurance Industry (2020) promulgated by the China Association of Actuaries will serve as the evaluation table and pricing reference table for statutory liability reserve of life insurance products that include critical illness insurance liability. The notice also imposed restrictions on the applicable scope, evaluation of statutory reserves and pricing of the products. These new requirements apply to a number of key products sold by MICT. Although these new requirements are consistent with MICT’s long-term development strategy, making adjustments to relevant products during a short period of time may increase MICT’s operating costs and may adversely affect MICT’s business, results of operations and financial condition.

In addition, because the terms of MICT’s products are subject to regulations, changes in regulations may affect MICT’s profitability on the policies and contracts MICT issue.

Any actions by the Chinese government, including any decision to influence MICT’s operations or to exert more oversight and control over any offering of securities conducted overseas and/or foreign investment in China-based issuers, may cause us to make material changes to MICT’s operations and could significantly limit or completely hinder MICT’s ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

The Chinese government has exercised and continues to exercise significant oversight and regulation over almost every sector of the Chinese economy, including the insurance industry, and has discretion over many aspects in which it exercises such authority. MICT’s operations are subject to various regulatory requirements. The Chinese government may also impose new and stricter regulations or impose new interpretations of existing regulations and take other actions that may influence MICT’s operations. These government actions, including changes in laws and regulations, particularly those relating to insurance, overseas listing, taxation, land use rights, foreign investment limitations, may result in a material change in MICT’s operations and the value of MICT’s securities.

On December 24, 2021, CSRC published proposed tightening rules governing Chinese companies listing abroad, which require an offshore IPO application to be filed with the CSRC. The proposed rules reflect the continued efforts and plan of the Chinese government to scrutinize and exert more oversight and control over capital market activities including offshore listings. MICT believes that MICT is currently not required to file with or obtain permissions from the CSRC to maintain MICT’s listing in U.S., but the CSRC or any other PRC regulatory authorities may issue any laws or rules that would require us to file with or obtain approvals from the CSRC or other governmental agencies, and may also take actions imposing restrictions on MICT’s continued listing in the U.S. Any such actions could significantly limit or completely hinder MICT’s ability to continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

MICT’s insurance business is exposed to various catastrophic events in which multiple losses can occur and affect multiple lines of business in any calendar year.

Natural disasters, such as hurricanes, earthquakes and other catastrophes, have the potential to adversely affect MICT’s operating results. Other risks, such as man-made catastrophes or pandemic disease, could also adversely affect MICT’s business and operating results to the extent they are covered by MICT’s insurance products. Concentration of exposure in certain industries or geographies may cause MICT to suffer disproportionate losses.

Catastrophic events, and any relevant regulations, could result in losses in any business in which we operate, and could expose MICT to:

•        widespread claim costs associated with property, workers’ compensation, accident and health, travel, business interruption and mortality and morbidity claims;

•        loss resulting from a decline in the value of MICT’s invested assets;

•        limitations on MICT’s ability to recover deferred tax assets;

•        loss resulting from actual policy experience that is adverse compared to the assumptions made in product pricing;

•        revenue loss due to decline in customer base;

•        declines in value and/or losses with respect to companies and other entities whose securities we hold and counterparties we transact business with and have credit exposure to, including insurers and reinsurers; and

•        significant disruptions to MICT’s physical infrastructure, systems and operations.

Catastrophes will require MICT to pay out on many insurance claims including weather related natural disasters. The possibilities that the insurance companies that MICT write policies for cannot pay for the insurance claim could have a material adverse effect on MICT’s results of operations, cash flows and liquidity and MICT may be held liable for the unpaid insurance claims.

Risks Related to MICT’s Corporate Structure

If the PRC government deems that the VIE Agreements do not comply with PRC regulatory restrictions on foreign investment in the relevant industries or other laws or regulations of the PRC, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish MICT’s interests in those operations, which may therefore materially reduce the value of MICT’s ordinary shares.

MICT is a holding company. As a holding company with no material operations of MICT’s own, MICT conduct a substantial majority of MICT’s operations through MICT’s VIEs in the PRC. MICT receives the economic benefits of MICT’s VIE’s business operations through certain contractual arrangements; however, MICT’s rights under the VIEs Agreements do not provide MICT with an equity interest in MICT’s VIEs and is not the same as actual ownership.

MICT’s PRC subsidiary has entered into the VIE Agreements with MICT’s consolidated VIEs and their shareholders, which enable MICT to (i) exercise effective control over the consolidated VIE, (ii) receive substantially all of the economic benefits of the consolidated VIEs, and (iii) have an exclusive option to purchase all or part of the equity interests and assets in the consolidated VIEs when and to the extent permitted by PRC law. As a result of these contractual arrangements, MICT has control over and are the primary beneficiary of the consolidated VIE and hence consolidate its financial results as MICT’s consolidated VIE under U.S. GAAP.

MICT believes that MICT’s corporate structure and contractual arrangements comply with the current applicable PRC laws and regulations. MICT’s PRC legal counsel, Global Law Office, based on its understanding of the relevant laws and regulations, is of the opinion that each of the contracts among MICT’s wholly-owned PRC subsidiary, MICT’s consolidated VIE and its shareholders is valid, binding and enforceable in accordance with its terms. However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. Thus, the PRC governmental authorities may take a view contrary to the opinion of our PRC legal counsel. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structure will be adopted or if adopted, what they would provide. PRC laws and regulations governing the validity of these contractual arrangements are uncertain and the relevant government authorities have broad discretion in interpreting these laws and regulations.

If MICT’s corporate structure and contractual arrangements are deemed by the relevant regulators that have competent authority, to be illegal, either in whole or in part, MICT may lose control of MICT’s consolidated VIEs, which holds significant assets and accounts for significant revenue, and has to modify such structure to comply with regulatory requirements. However, there can be no assurance that MICT can achieve this without material disruption to MICT’s business. Further, if MICT’s corporate structure and contractual arrangements are found to be in violation of any existing or future PRC laws or regulations, the relevant regulatory authorities would have broad discretion in dealing with such violations, including:

•        revoking MICT’s business and operating licenses;

•        levying fines on MICT;

•        confiscating any of MICT’s income that they deem to be obtained through illegal operations;

•        shutting down MICT’s services;

•        discontinuing or restricting MICT’s operations in China;

•        imposing conditions or requirements with which MICT may not be able to comply;

•        requiring MICT to change MICT’s corporate structure and contractual arrangements;

•        restricting or prohibiting MICT’s use of the proceeds from overseas offering to finance MICT’s consolidated VIE’s business and operations; and

•        taking other regulatory or enforcement actions that could be harmful to MICT’s business.

Furthermore, new PRC laws, rules and regulations may be introduced to impose additional requirements that may be applicable to MICT’s corporate structure and contractual arrangements. Occurrence of any of these events could materially and adversely affect MICT’s business, financial condition and results of operations and the market price of MICT’s ordinary shares. In addition, if the imposition of any of these penalties or requirement to restructure MICT’s corporate structure causes us to lose the rights to direct the activities of MICT’s consolidated VIE or MICT’s right to receive their economic benefits, MICT would no longer be able to consolidate the financial results of such VIE in MICT’s consolidated financial statements, which may cause the value of MICT’s securities to significantly decline or even become worthless. However, MICT does not believe that such actions would result in the liquidation or dissolution of MICT’s company, MICT’s wholly-owned subsidiary in China or MICT’s consolidated VIE.

MICT’s current corporate structure and business operations and the market price of MICT’s ordinary shares may be affected by the newly enacted Foreign Investment Law which does not explicitly classify whether VIE that are controlled through contractual arrangements would be deemed as foreign-invested enterprises if they are ultimately “controlled” by foreign investors.

The VIE structure has been adopted by many Chinese-based companies, including MICT, to obtain necessary licenses and permits in the industries that are currently subject to foreign investment restrictions in China. On March 15, 2019, the National People’s Congress, China’s national legislative body (the “NPC”) approved the Foreign Investment Law, which took effect on January 1, 2020. On December 26, 2019, the PRC State Council approved the Implementation Rules of the Foreign Investment Law, which came into effect on January 1, 2020. Since they are relatively new, uncertainties exist in relation to their interpretation. The Foreign Investment Law does not explicitly classify whether variable interest entities that are controlled through contractual arrangements would be deemed as foreign-invested enterprises if they are ultimately “controlled” by foreign investors. However, it has a catch-all provision under definition of “foreign investment” that includes investments made by foreign investors in China through other means as provided by laws, administrative regulations or the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions of the State Council to provide for contractual arrangements being viewed as a form of foreign investment. Therefore, there can be no assurance that MICT’s control over MICT’s consolidated VIE through contractual arrangements will not be deemed as foreign investment in the future.

Furthermore, if future laws, administrative regulations or provisions mandate further actions to be taken by companies with respect to existing contractual arrangements, MICT may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect MICT’s current corporate structure and business operations and the market price of MICT’s ordinary shares.

MICT conducts a significant portion of its operations through its VIEs, which is established in the PRC, and MICT relies on contractual arrangements with MICT’s consolidated VIEs and its shareholders to operate its business, which may not be as effective as direct ownership in providing operational control and otherwise have a material adverse effect as to MICT’s business.

MICT relies on contractual arrangements with MICT’s consolidated VIEs and its shareholders. A substantial majority of MICT’s revenue is generated by and a significant percentage of MICT’s consolidated assets are owned by the VIEs, whose financial statements are consolidated with ours. These contractual arrangements do not give us an equity interest in the VIEs and may not be as effective as direct ownership in providing MICT with control over MICT’s consolidated VIEs. If MICT’s consolidated VIEs or its shareholders fail to perform their respective obligations under these contractual arrangements, MICT’s recourse to the assets held by MICT’s consolidated VIEs is indirect and MICT may have to incur substantial costs and expend significant resources to enforce such arrangements in reliance on legal remedies under PRC law. These remedies may not always be effective, particularly in light of uncertainties in the PRC legal system. Furthermore, in connection with litigation, arbitration or other judicial or dispute resolution proceedings, assets under the name of any of record holder of equity interest in MICT’s consolidated VIEs, including such equity interest, may be put under court custody. As a consequence, MICT cannot be certain that the equity interest will be disposed pursuant to the contractual arrangement or ownership by the record holder of the equity interest.

All of these contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC laws and any disputes would be resolved in accordance with PRC legal procedures. The legal environment in the PRC is not as developed as in other jurisdictions, such as the U.S. As a result, uncertainties in the PRC legal system could limit MICT’s ability to enforce these contractual arrangements. In the event that MICT are unable to enforce these contractual arrangements, or if MICT suffers significant time delays or other obstacles in the process of enforcing these contractual arrangements, it would be very difficult to exert effective control over MICT’s consolidated VIEs, and MICT’s ability to conduct MICT’s business and MICT’s financial condition and results of operations may be materially and adversely affected.

Any failure by MICT’s consolidated VIEs or its shareholders to perform their contractual obligations would have a material adverse effect on MICT’s business and the market price of MICT’s ordinary shares.

MICT’s wholly foreign-owned enterprise in the PRC, has entered into the VIEs Agreements with MICT’s consolidated VIEs and its shareholders. If MICT’s consolidated VIEs or its shareholders fail to perform their respective obligations under these contractual arrangements, MICT may incur substantial costs and expend additional resources seeking to enforce such arrangements. MICT may also have to rely on legal remedies under PRC laws, including seeking specific performance or injunctive relief, and claiming damages, which MICT cannot assure you will be effective under PRC laws. For example, if the shareholders of MICT’s consolidated VIEs were to refuse to transfer their equity interests in the consolidated VIEs to MICT’s WFOE or its designee when MICT’s WFOE exercises the purchase option pursuant to these contractual arrangements, or if the shareholders of the VIEs were otherwise to act in bad faith toward MICT or MICT’s WFOE, then MICT’s WFOE may have to take legal actions to compel them to perform their contractual obligations.

All of the VIEs Agreements are governed by PRC laws and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC laws and any disputes would be resolved in accordance with PRC legal procedures, but an arbitration proceeding is not as formal as a court proceeding and the arbitrator may apply PRC law in a manner different from a court. The legal system in the PRC is not as developed as in some other jurisdictions, such as the U.S., and the arbitrator may render a decision which is in conflict with MICT’s understanding of the laws of the PRC and MICT may have little if any recourse. As a result, uncertainties in the PRC legal system and the arbitration procedure could limit the ability of MICT’s WFOE to enforce these contractual arrangements. Meanwhile, there are very few precedents and formal guidelines as to how contractual arrangements in the context of a VIEs should be interpreted or enforced under PRC laws. There remain significant uncertainties regarding the ultimate outcome of such arbitration should it become necessary. In addition, under PRC laws, rulings by arbitrators are final and parties cannot appeal arbitration results in court unless such rulings are revoked or determined unenforceable by a competent court. If the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event that MICT’s WFOE is unable to enforce these contractual arrangements, or if MICT’s WFOE suffers significant delay or other obstacles in the process of enforcing these contractual arrangements, MICT may not be able to exert effective control over MICT’s consolidated VIEs, in which event MICT may lose the value of the VIEs Agreements and the relevant rights and licenses held by the VIEs which MICT requires in order to operate its business, and its ability to conduct its business may be negatively affected. Any delay in effecting enforcement of MICT’s WFOE’s rights under the VIEs Agreements could materially and adversely affect MICT’s consolidated financial condition, the results of MICT’s operations, MICT’s prospects, MICT’s ability to continue in business and the market for and market price of MICT’s ordinary shares. If MICT’s WFOE is not able to enforce its rights, MICT may not be able to include the VIE’s financial statements with MICT, which could cause MICT’s ordinary shares to lose most, if not all, of their value.

The arbitration provisions under the VIEs Agreements have no effect on the rights of MICT’s shareholders to pursue claims against MICT under the United States federal securities laws, although any such actions would have no effect on MICT’s WFOE’s ability to enforce its rights under the VIEs Agreements.

The shareholders of MICT’s consolidated VIEs may have potential conflicts of interest with us, which may materially and adversely affect MICT’s business and financial condition and the value of MICT’s ordinary shares.

The interests of the shareholders of MICT’s consolidated VIEs in their capacities as such shareholders may differ from the interests of MICT’s company as a whole, as what is in the best interests of MICT’s consolidated VIEs, including matters such as whether to distribute dividends or to make other distributions to fund MICT’s offshore requirement to the extent that such funding is permitted under PRC laws, may not be in MICT’s best interests. There can be no assurance that when conflicts of interest arise, any or all of these shareholders will act in MICT’s best interests of or that any conflicts of interest will be resolved in MICT’s favor. In addition, these shareholders may breach or cause MICT’s consolidated VIEs and its subsidiaries to breach or refuse to renew the existing contractual arrangements with MICT.

MICT’s WFOE, however, could, at all times, exercise its option under the exclusive option agreement to cause the VIEs shareholders to transfer all of their equity ownership in MICT’s consolidated VIEs to a PRC entity or individual designated by MICT’s WFOE as permitted by the then applicable PRC laws. In addition, if such conflicts of interest arise, MICT’s WFOE could also, in the capacity of attorney-in-fact of the shareholders of MICT’s consolidated VIEs as provided under the power of attorney, directly appoint new directors of MICT’s consolidated VIEs. MICT relies on the shareholders of MICT’s consolidated VIEs to comply with PRC laws and regulations, which protect contracts and provide that directors and executive officers owe a duty of loyalty to MICT’s company and require them to avoid conflicts of interest and not to take advantage of their positions for personal gains, and the laws of the Cayman Islands, which provide that directors have a duty of care and a duty to act honestly in good faith with a view to MICT’s best interests. However, the legal frameworks of both China and the Cayman Islands do not provide guidelines on resolving conflicts with other corporate governance regimes. If MICT’s WFOE cannot resolve any conflicts of interest or disputes between MICT’s WFOE and the shareholders of MICT’s consolidated VIEs, MICT would have to rely on the arbitration provisions of the VIEs Agreements, which, as discussed in the previous risk factor, could result in the disruption of MICT’s business and subject us to substantial uncertainty as to the outcome of any such. As a result, in the event that the shareholders of the VIEs do not comply with their obligations under the VIEs Agreements, MICT’s WFOE may not be able to enforce its rights, in which event MICT may not be able to include the VIEs financial statements with MICT’s which could cause MICT’s ordinary shares to lose most, if not all, of their value.

Contractual arrangements in relation to MICT’s consolidated VIEs may be subject to scrutiny by the PRC tax authorities who may determine that MICT’s consolidated VIEs owes additional taxes, which could negatively affect MICT’s financial condition and the value of your investment.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. The PRC Enterprise Income Tax Law, or the EIT Law, requires every enterprise in China to submit its annual enterprise income tax return together with a report on transactions with its related parties to the relevant tax authorities. The tax authorities may impose reasonable adjustments on taxation if they have identified any related party transactions that are inconsistent with the arm’s length principles. MICT may face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements among MICT’s wholly-owned PRC subsidiary, MICT’s consolidated VIEs and its shareholders were not entered into on an arm’s length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, regulations and rules, and adjust their income in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by MICT’s wholly-owned PRC subsidiary or consolidated VIEs for PRC tax purposes, which could in turn increase their tax liabilities without reducing their tax expenses. Furthermore, the PRC tax authorities may impose late payment fees and other penalties on MICT’s PRC subsidiary and consolidated VIEs for adjusted but unpaid taxes according to applicable regulations. MICT’s financial position could be materially and adversely affected if the tax liabilities of MICT’s PRC subsidiary and consolidated VIEs increase, or if they are required to pay late payment fees and other penalties.

MICT may lose the ability to use and enjoy assets held by MICT’s consolidated VIEs that are material to the operation of MICT’s business if the entity goes bankrupt or becomes subject to a dissolution or liquidation proceeding.

MICT’s consolidated VIEs holds substantially all of MICT’s assets. Under the contractual arrangements, MICT’s consolidated VIEs may not and its shareholders may not cause it to, in any manner, sell, transfer, mortgage or dispose of its assets or its legal or beneficial interests in the business without MICT’s WFOE’s prior consent. However, in the event that the shareholders of MICT’s consolidated VIEs breach these contractual arrangements and voluntarily liquidate MICT’s consolidated VIEs, or MICT’s consolidated VIEs declares bankruptcy and all or part of its assets become subject to liens or rights of third-party creditors, or are otherwise disposed of without MICT’s WFOE’s consent, MICT may be unable to continue some or all of MICT’s business activities, which could materially and adversely affect MICT’s business, financial condition and results of operations. If MICT’s consolidated VIEs undergoes a voluntary or involuntary liquidation proceeding, independent third-party creditors may claim rights to some or all of these assets, thereby hindering MICT’s ability to operate MICT’s business, which could materially and adversely affect MICT’s business, financial condition and results of operations.

Risk Factors Relating to Micronet’s Business and Industry

Potential political, economic and military instability in Israel could adversely affect operations.

Certain of MICT and Micronet’s principal offices and operating facilities are located in Israel. Accordingly, with respect to such Israeli facilities, political, economic and military conditions in Israel directly affect the operations of MICT and Micronet. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors. A state of hostility varying in degree and intensity has led to security and economic problems for Israel. Since October 2000, there has been an increase in hostilities between Israel and Palestinians, which has adversely affected the peace process and has negatively influenced Israel’s relationship with its Arab citizens and several Arab countries, including the Gaza Strip, the West Bank, Lebanon and Syria. Such ongoing hostilities may hinder Israel’s international trade relations and may limit the geographic markets where Micronet can sell its products and solutions. Hostilities involving or threatening Israel, or the interruption or curtailment of trade between Israel and its present trading partners, could materially and adversely affect operations.

In addition, Israel-based companies and companies doing business with Israel have been subject to an economic boycott by members of the Arab League and certain other predominantly Muslim countries since Israel’s establishment, along with other private organizations around the world. Although Israel has entered into various agreements with certain Arab countries and the Palestinian Authority, and various declarations have been signed in connection with efforts to resolve some of the economic and political problems in the Middle East, whether or in what manner these problems will be resolved is unpredictable. Wars and acts of terrorism have resulted in significant damage to the Israeli economy, including reducing the level of foreign and local investment.

Substantial costs as a result of litigation or other proceedings relating to intellectual property rights may be incurred, which would have an adverse effect on the value of MICT’s equity interest in Micronet.

Third parties may challenge the validity of Micronet’s intellectual property rights or bring claims regarding Micronet’s infringement of a third party’s intellectual property rights. This may result in costly litigation or other time-consuming and expensive judicial or administrative proceedings, which could deprive Micronet of valuable rights, cause them to incur substantial expenses and cause a diversion for technical and management personnel. An adverse determination may subject Micronet to significant liabilities or require it to seek licenses that may not be available from third parties on commercially favorable terms, if at all. Further, if such claims are proven valid, through litigation or otherwise, Micronet may be required to pay substantial financial damages or be required to discontinue or significantly delay the development, marketing, sale or licensing of the affected products and intellectual property rights. The occurrence of any of the foregoing could have an adverse effect on the value of MICT’s equity interest in Micronet.

Risks Relating to Tingo

Risks Related to Doing Business in Africa

Many African countries are, or have been, characterized by political instability or changes in regulatory or other government policies.

Frequent and intense periods of political instability make it difficult to predict future trends in governmental policies. For example, the Arab Spring of 2010 and 2011 caused substantial political turmoil across the Middle East and North Africa, particularly in Egypt. During this period of instability in Egypt, the government temporarily dissolved the parliament, suspended the constitution and shut down the internet. In addition, if government or regulatory policies in a market in which Tingo operates were to change or become less business-friendly, Tingo’s business could be adversely affected.

Governments in Africa frequently intervene in the economies of their respective countries and occasionally make significant changes in policy and regulations.

Governmental actions have often involved, among other measures, nationalizations and expropriations, price controls, currency devaluations, mandatory increases on wages and employee benefits, capital controls and limits on imports. Tingo’s business, financial condition and results of operations may be adversely affected by changes in government policies or regulations, including such factors as exchange rates and exchange control policies, inflation control policies, price control policies, consumer protection policies, import duties and restrictions, liquidity of domestic capital and lending markets, electricity rationing, tax policies, including tax increases and retroactive tax claims, and other political, diplomatic, social and economic developments in or affecting the countries where Tingo operates. For example, the Central Bank of Nigeria requires domestic companies to obtain a certificate to obtain foreign exchange for operation in other countries. There can be no assurance that Tingo will be successful in obtaining these certificates. Any failure to obtain the required certificates could impact Tingo’s ability to utilize corporate funds in Nigeria for business purposes outside of Nigeria, or adversely affect the exchange rate at which such foreign exchange could be obtained. In the future, the level of intervention by the Nigerian Centra Bank may continue to increase. These or other measures could have a material adverse effect on Tingo’ business, financial condition, results of operations and prospects.

Tingo’s business may be materially and adversely affected by an economic slowdown in any region of Africa.

While we believe that economic conditions in Africa will improve, poverty in Africa will decline and the purchasing power of African consumers will increase in the long term, there can be no assurance that these expected developments will actually materialize. The development of African economies, markets and levels of consumer spending are influenced by many factors beyond Tingo’s control, including consumer perception of current and future economic conditions, political uncertainty, employment levels, inflation or deflation, real disposable income, poverty rates, wealth distribution, interest rates, taxation, currency exchange rates and weather conditions. For example, a collapse in oil prices in early 2016 placed pressure on Nigeria’s currency, causing a currency shortage and threatening substantial inflation. Consumer spending declined in the face of significant price increases. As Tingo’s operations in Nigeria generate the substantial majority of Tingo’s revenues than its operations in any other country in which Tingo currently operates, adverse economic developments in Nigeria could have a much more significant impact on Tingo’s results than a similar downturn in other countries. The occurrence of any of these risks could have a material adverse effect on Tingo’s business, financial condition, results of operations and prospects.

Uncertainties with respect to the legal system in certain African markets could adversely affect Tingo.

Legal systems in Africa vary significantly from jurisdiction to jurisdiction. Many countries in Africa have not yet developed a fully integrated legal system, and recently-enacted laws and regulations may not sufficiently cover all aspects of economic activities in such markets. In particular, the interpretation and enforcement of these laws and regulations involve uncertainties. Since local administrative and court authorities have significant discretion in interpreting and implementing statutory provisions and contractual terms, it may be difficult to predict the outcome of administrative and court proceedings and our level of legal protection in many of Tingo’s markets. Moreover, local courts may have broad discretion to reject enforcement of foreign awards. These uncertainties may affect Tingo’s ability to enforce its contractual rights or other claims. Uncertainty regarding inconsistent regulatory and legal systems may also embolden plaintiffs to exploit such uncertainties through unmerited or frivolous legal actions or threats in attempts to extract payments or benefits from Tingo.

Many African legal systems are based in part on government policies and internal rules, some of which are not published on a timely basis, or at all, and may have retroactive effect.

There are other circumstances where key regulatory definitions are unclear, imprecise or missing, or where interpretations that are adopted by regulators are inconsistent with interpretations adopted by a court in analogous cases. In Nigeria, for example, there are Sharia law courts that operate in the predominantly Muslim north, to which only Muslims are subject. Decisions of these courts are subject to appeal and reversal by the secular courts. As a result, Tingo may not be aware of its violation of certain policies and rules until after the violation. In addition, any administrative and court proceedings in Africa may be protracted, resulting in substantial costs and the diversion of resources and management attention.

Tingo’s business may be materially and adversely affected by violent crime or terrorism in any region of Africa.

Many of the markets in which Tingo operates suffer from a high incidence in violent crime and terrorism, which may harm our business. Violent crime has the potential to interfere with our delivery and fulfilment operations. Further, the terrorist attacks of Boko Haram have created considerable economic instability in north-eastern Nigeria for nearly a decade. Although it is difficult to quantify the economic effect of Boko Haram’s terrorist activities, countless markets, shops, and schools have been temporarily or permanently closed over the years out of fear of coordinated attacks. In some of the areas most devastated by terrorism, commercial banks have chosen to remain open for only three hours per day. Many Nigerians have also chosen to migrate from the north to the south, or out of the country altogether. If Boko Haram’s terrorist activities were to spread throughout Nigeria, the increasing violence could have material adverse effects on the Nigerian economy. Recently there have been nationwide protests resulting in deaths of demonstrators in clashes with the armed forces in Nigeria calling for the ban of a police unit, the Special Anti- Robbery Squad, which demonstrations have continued after the squad was disbanded as broader protests against police brutality and corrupt government. A terrorist attack in Nairobi in January 2019 by Somalia-based militant group al-Shabab drew increased attention to the risks of destabilization in Kenya. An increase in violent crime or terrorism in any region of Africa may interfere with transportation activities and discourage economic activity, weaken consumer confidence, diminish consumer purchasing power or cause harm to Tingo’s sellers and consumers in other ways, any of which could have a material adverse effect on Tingo’s business, financial position, results of operations and prospects.

The operations of Tingo’s agricultural customer base in Nigeria may be affected by climate change.

The global climate is changing, and will continue to change, in ways that affect the planning and day to day operations of businesses, government agencies and other organizations. The manifestations of climate change include higher temperatures, altered rainfall patterns, and more frequent or intense extreme events such as heatwaves, drought, and storms. Nigeria is still practicing rain fed agriculture which renders agricultural operations there vulnerable to the adverse effects of climate change. Extreme events such as flooding, extreme heat and drought has led to soil degradation which has resulted in decreased agricultural production. These effects can impact agricultural operations in Nigeria and other African countries directly, as well as the personnel, physical assets, supply chain and marketing and distribution involved in those operations, and in turn adversely affect Tingo’s customer base.

Tingo is experiencing difficulties in obtaining foreign exchange for use in its operations outside of Nigeria and is dependent for those operations on financing providers not situated in Nigeria.

Tingo and other businesses in Nigeria generally are having difficulty sourcing foreign exchange through the Central Bank of Nigeria, which has restricted access to foreign exchange in an effort to support the local Naira currency. This has adversely affected Tingo’s customers and the business community generally in Nigeria. As a result, it has been necessary for Tingo to arrange financing outside of Nigeria for compliance, operations, and other costs associated with its business in the United States and other locations outside of Nigeria. Nevertheless, if Tingo is unsuccessful in raising capital or generated cash flow outside of Nigeria, its operations may be adversely affected.

Tingo’s cash reserves are not diversified across a variety of financial institutions.

Tingo generates considerable cash flow from operations which it manages in conjunction with its primary deposit institution. Tingo has not, thus far, diversified its deposits among other financial institutions in Nigeria, and the amount that Tingo has on hand vastly exceeds the maximum deposit insurance provided by the Nigeria Deposit Insurance Corporation. If Tingo’s primary deposit institution were to experience a liquidity shortage or an interruption in banking activity, Tingo could be constrained from having access to its funds, and its operations could be materially adversely affected as a result.

Risks Related to Tingo’s Business and Industry Sectors in Which It Operates

Inflation may have an adverse effect on Tingo’s subscriber base.

Throughout 2020, 2021, and continuing into 2022, growing demand and supply chain disruption had resulted in increased prices of agricultural inputs, such as seeds and fertilizer, which in turn constrained growers’ ability to preserve margins on agricultural production, particularly for smaller farmers. Phosphate prices, for example, had increased approximately 139% from February 2020 to the end of 2021, while nitrogen had increased more than 80% during that period. The invasion of Ukraine by Russian armed forces in February 2022 has exacerbated inflationary pressure for these inputs, particularly inasmuch as Russia accounts for 13% of global production of potash, phosphate, and nitrogen and has been subjected to sweeping sanctions from western governments and the global financial system. Because of these input price pressures, Tingo’s subscribers may find it more cost effective to produce at lower rates than historical levels, or abandon the current growing season entirely. Any diminution of growing activity by Tingo’s subscriber base could also lead to lower activity on its Nwassa platform and lower revenue overall. We cannot guarantee you that Tingo’s subscriber base will not be adversely affected by inflationary pressures regarding agricultural inputs, or that Tingo’s financial condition or results of operations will not be adversely affected as a result.

Tingo faces competition, which may intensify.

In Nigeria, Tingo competes with a large number of mobile phone carriers. Current competitors, such as MTN, Airtel, Glo and 9 Mobile, being the four largest mobile networks, may seek to intensify their investments in those markets and also expand their businesses in new markets. Competitive pressure from current or future competitors or our failure to quickly and effectively adapt to a changing competitive landscape could adversely affect Tingo’s growth. Current or future competitors may offer lower prices and enhanced features, and Tingo may be forced to lower its prices and upgrade its phones and network in order to maintain its market share. With respect to Tingo’s payment services, it faces competition from financial institutions with payment processing offerings, debit and credit card service providers, other offline payment options and other electronic payment system operators, in each of the markets in which it operates. We expect competition to intensify in the future as existing and new competitors of Tingo may introduce new services or enhance existing services. New entrants tied to established brands may engender greater user confidence in the safety and efficacy of their services. The expansion of mobile network operators and independent payment service providers may increase competition in the medium term.

If Tingo fails to compete effectively, it may lose existing users and fail to attract new users, which could have a material adverse effect on its business, financial condition, results of operations and prospects.

If Tingo fails to maintain its brand cost-effectively, its ability to expand the number of users of the Tingo network will be impaired, its reputation may be harmed, and its business, results of operations, and financial condition may suffer.

We believe that developing and maintaining awareness of the Tingo brand is critical to achieving widespread acceptance of the Tingo network and is an important element in attracting new users. Furthermore, we believe that the importance of Tingo brand recognition will increase as competition in its market increases. Successful promotion of the Tingo brand will depend largely on the effectiveness of its marketing efforts and on its ability to ensure that the Tingo network remains reliable, and useful at competitive prices. Brand promotion activities may not yield increased revenue, and even if they do, any increased revenue may not offset the expenses Tingo incurs in building its brand. If Tingo fails to successfully promote and maintain its brand or incur substantial expenses in an unsuccessful attempt to promote and maintain its brand, it may fail to attract new organizations to Tingo or to grow or maintain its telecommunications network.

Tingo may not be able to respond quickly enough to changes in technology and technological risks, and to develop and maintain its intellectual property.

Changes in legislative, regulatory or industry requirements or in competitive technologies may render certain of Tingo’s planned products obsolete or less attractive. Tingo’s communications equipment may become obsolete, and our ability to anticipate changes in technology and regulatory standards and to successfully develop and introduce new and enhanced products on a timely basis will be a significant factor in Tingo’s ability to remain competitive. We cannot provide assurance that Tingo will be able to achieve the technological advances that may be necessary for it to remain competitive or that certain of Tingo’s products will not become obsolete.

Interruptions or delays in the services provided by cellular networks or Internet service providers could impair Tingo’s operations and its business could suffer.

Any damage to or failure of Tingo’s systems generally would prevent it from operating its business. Tingo relies on the cellular networks and internet and, accordingly, depend upon the continuous, reliable, and secure operation of these networks and internet servers, related hardware and software, and network infrastructure that Tingo uses are vulnerable to damage or interruption from human error, intentional bad acts, earthquakes, floods, fires, severe storms, war, terrorist attacks, power losses, hardware failures, systems failures, telecommunications failures, and similar events, many of which are beyond Tingo’s control, any of which could disrupt its service, destroy user content, or prevent Tingo from being able to continuously back up or record changes in its users’ content. In the event of significant physical damage to one of these data centers, it may take a significant period of time to achieve full resumption of our services, and Tingo’s disaster recovery planning may not account for all eventualities. Moreover, negative publicity arising from these types of disruptions could damage Tingo’s reputation and may adversely impact use of its products. Tingo may not carry sufficient business interruption insurance to compensate it for losses that may occur as a result of any events that cause interruptions in its service.

Tingo has entered into, or may enter into, agreements with various parties for certain business operations. Any difficulties experienced by Tingo in these arrangements could result in additional expense, loss of subscribers and revenue, interruption of Tingo’s services, or a failure or delay in the roll-out of new technology.

Tingo has entered into, and may in the future enter into, agreements with various third parties for the day-to-day execution of services, provisioning, maintenance, and upgrading of Tingo’s wireless and wireline networks, including the permitting, building, and installation of network upgrades; leases and subleases for space on communications towers; the development and maintenance of certain systems necessary for the operation of its business; customer service, related support to its wireless subscribers, outsourcing aspects of its wireline network and back office functions; and to provide network equipment, handsets, devices, and other equipment. For example, Tingo depends heavily on local access facilities obtained from ILECs to serve its data and voice subscribers, and payments to ILECs for these facilities are a significant cost of service for Tingo’s wireless customers. We also expect Tingo’s dependence on key suppliers to continue as more advanced technologies are developed, which may lead to additional significant costs. If Tingo’s key vendors fail to meet their contractual obligations or experience financial difficulty, or if Tingo fails to adequately diversify its reliance among vendors, it may experience disruptions to its business operations or incur significant costs implementing alternative arrangements.

Tingo may not be able to protect the intellectual property rights upon which it relies, or the products and services utilized by it and its suppliers and service providers may infringe on intellectual property rights owned by others.

Tingo relies on various patent, service mark, trademark, and trade secret laws and contractual restrictions to establish and protect its proprietary rights. Despite these actions, they only offer limited protection and may not prevent the misappropriation of Tingo’s rights. Also, Tingo may not be able to discover or determine the extent of or protect against any unauthorized use of its proprietary rights, which may increase the cost of protecting these rights or reduce Tingo’s revenues. Any of these factors could have a material adverse effect on Tingo’s business, financial condition, and operating results. Tingo also purchases products from suppliers, including device suppliers, and outsource services to service providers, including billing and customer care functions, that incorporate or utilize intellectual property. Tingo and some of its suppliers and service providers have received, and may receive in the future, assertions and claims from third parties that the products or software utilized by Tingo or its suppliers and service providers infringe on the patents or other intellectual property rights of these third parties. These claims could require Tingo or an infringing supplier or service provider to cease certain activities or to cease selling the relevant products and services. These claims can be time-consuming and costly to defend and divert management resources. If these claims are successful, Tingo could be forced to pay significant damages or stop selling certain products or services or stop using certain trademarks, which could adversely affect its results of operations.

Negative outcomes of legal proceedings may adversely affect Tingo’s business and financial condition.

Tingo is regularly involved in a number of legal proceedings before various courts. These proceedings may be complicated, costly, and disruptive to its business operations. Tingo may incur significant expenses in defending these matters and may be required to pay significant fines, awards, or settlements. In addition, litigation or other proceedings could result in restrictions on our current or future manner of doing business. Any of these potential outcomes, such as judgments, awards, settlements, or orders could have a material adverse effect on Tingo’s business, financial condition, operating results, or ability to do business.

Tingo’s reputation and business may be harmed and it may be subject to legal claims if there is a loss, disclosure, misappropriation of, unauthorized access to, or other security breach of its proprietary or sensitive information.

Any disruption of Tingo’s business operations due to a cyber attack, even for a limited amount of time, may adversely affect its business and financial condition. Tingo’s information technology and other systems — including those of its third-party service providers — that maintain and transmit our proprietary information, the confidential information of Tingo’s business partners and its employees, and its subscribers’ information, including credit card information, location data, or other personal information, may be compromised by a malicious third-party penetration of Tingo’s network security, including by state-sponsored parties, or company employees or external actors, and impacted by advertent or inadvertent actions or inactions by Tingo employees and agents. As a result, Tingo’s proprietary or confidential information or the proprietary or confidential information of Tingo’s business partners, employees and subscribers may be lost, disclosed, accessed, used, corrupted, destroyed, or taken without consent. Cyber attacks, such as the use of malware, computer viruses, dedicated denial of service attacks, or other means for disruption or unauthorized access, and data breaches have increased in frequency, scope, and potential harm in recent years. Cyber attacks may occur in conjunction with physical attacks on Tingo’s network infrastructure. Tingo also purchases equipment and software from third parties that could contain software defects, Trojan horses, malware, or other means by which third parties could access its network or the information stored or transmitted on such network or equipment.

While, to date, we are not aware of any cyber attacks or other cyber incidents that, individually or in the aggregate, have been material to Tingo’s operations or financial condition, the preventive actions Tingo takes to reduce the risk of cyber incidents and protect its information technology and networks may be insufficient to repel a cyber attack in the future. In addition, the costs of such preventative actions, including insurance coverage that Tingo maintains relating to cybersecurity incidents, may be significant, which may adversely affect its results of operations. Any disruption of the information technology systems that are necessary to conducting normal business operations due to a cyber attack, even for a limited amount of time, may prevent Tingo from conducting normal business operations and adversely affect its financial condition. Any major compromise of Tingo’s data or network security or that of its third-party service suppliers, failure to prevent or mitigate a loss of our services or network, its proprietary information, or its subscribers’ information, and delays in detecting any such compromise or loss, even for a limited amount of time, could disrupt Tingo’s operations, impact its reputation and subscribers’ willingness to purchase its service, and subject Tingo to significant additional expenses. Such expenses could include incentives offered to existing subscribers and other business relationships in order to retain their business, increased expenditures on cyber security measures and the use of alternate resources, lost revenues from business interruption, significant penalties under privacy laws, and litigation, which could be material. Furthermore, the potential costs associated with any such cyber attacks could be greater than the insurance coverage Tingo maintains.

Equipment failure, natural disasters or terrorist acts may affect Tingo’s infrastructure and result in significant disruption to its business.

Major equipment failures, natural disasters, including severe weather, terrorist acts or other disruptions that affect Tingo’s wireline and wireless networks, including transport facilities, communications switches, routers, microwave links, cell sites, or other equipment or third-party owned local and long-distance networks on which Tingo relies, could disrupt its operations, require significant resources to remedy, result in a loss of subscribers or impair its ability to attract new subscribers, which in turn could have a material adverse effect on Tingo’s business, results of operations and financial condition.

Tingo is subject to anti-corruption, anti-bribery, and similar laws, and non-compliance with such laws can subject Tingo to criminal penalties or significant fines and harm its business and reputation.

Tingo is subject to anti-corruption and anti-bribery and similar laws, such as the U.S. Foreign Corrupt Practices Act of 1977, as amended, or the FCPA, the U.S. domestic bribery statute contained in 18 U.S.C. § 201, U.S. Travel Act, the USA PATRIOT Act, the U.K. Bribery Act 2010, Nigeria anti-corruption statutes and other anti-corruption, anti-bribery and anti-money laundering laws in countries in which Tingo conducts activities. Anti-corruption and anti-bribery laws have been enforced aggressively in recent years and are interpreted broadly and prohibit companies and their employees and agents from promising, authorizing, making, or offering improper payments or other benefits to government officials and others in the private sector. As Tingo expands its networks in Africa and internationally, its risks under these laws may increase. Noncompliance with these laws could subject us to investigations, sanctions, settlements, prosecution, other enforcement actions, disgorgement of profits, significant fines, damages, other civil and criminal penalties or injunctions, adverse media coverage, and other consequences. Any investigations, actions or sanctions could harm its business, results of operations, and financial condition.

Tingo may also be subject to consumer privacy or consumer protection laws that may impact its sales, marketing, and compliance efforts, including laws related to subscriptions, billing, and auto-renewal.

Consumer privacy and consumer protection laws may be interpreted or applied by regulatory authorities in a manner that could require Tingo to make changes to its contracts, or its operations, or incur fines, penalties, or settlement expenses, which may result in harm to its business, results of operations, financial condition, and brand.

Tingo is also subject to other Nigeria and international laws. Although Tingo takes precautions to prevent violations of these laws, its exposure for violating these laws increases as Tingo continues to expand its international presence and any failure to comply with such laws could harm its reputation and our business.

Required licenses, permits or approvals may be difficult to obtain in the countries in which Tingo currently operates, and once obtained may be amended or revoked arbitrarily or may not be renewed.

Given Tingo’s diversified offering of services, it requires approvals and licenses from national, regional, and local governmental or regulatory authorities in the countries in which we currently operate. For example, we may be required to obtain licenses to be able to continue offering or expand certain of our payment solutions, and there can be no assurance that we will obtain any such licenses in a timely manner or at all. Even if obtained, licenses are subject to review, interpretation, modification or termination by the relevant authorities. Any unfavorable interpretation or modification or any termination of a required license may significantly harm our operations in the relevant country or may require us to close down parts or all of our operations in the relevant country.

We can offer no assurance that the relevant authorities will not take any action that could materially and adversely affect these licenses, permits or approvals or Tingo’s ability to provide its services. Tingo may experience difficulties in obtaining or maintaining some of these licenses, approvals and permits, which may require it to undertake significant efforts and incur additional expenses. If Tingo operates without a license, it could be subject to fines, criminal prosecution or other legal action. Any difficulties in obtaining or maintaining licenses, approvals or permits or the amendment or revocation thereof could have a material adverse effect on Tingo’s business, financial condition, results of operations and prospects.

Tingo depends on its executive officers and other key employees, and the loss of one or more of these employees or an inability to attract and retain other highly skilled employees could harm its business.

Tingo’s success depends largely upon the continued services of its executive officers and other key employees, and in particular on Dozy Mmobuosi, the founder and CEO of Tingo, and senior management staff in Nigeria and elsewhere. Tingo relies on its leadership team in the areas of research and development, operations, security, marketing, sales, customer experience, general, and administrative functions, and on individual contributors in its research and development and operations. From time to time, there may be changes in Tingo’s executive management team resulting from the hiring or departure of executives, which could disrupt its business. While Tingo has employment agreements with its executive officers or other key personnel that require them to continue to work for Tingo, some of these agreements are not for any specified period and, therefore, they could terminate their employment with Tingo at any time. The loss of one or more of Tingo’s executive officers, especially its Chief Executive Officer, or key employees could harm its business. Changes in Tingo’s executive management team may also cause disruptions in, and harm to, its business.

Tingo’s failure to raise additional capital or generate cash flows necessary to expand its operations and invest in new technologies in the future could reduce its ability to compete successfully and harm its results of operations.

Historically, Tingo has funded its operations and capital expenditures primarily through equity issuances and cash generated from its operations along with negotiating credit terms with suppliers that allows to effectively match revenues from customers with supplier payment terms. Although Tingo currently anticipates that its existing cash and cash equivalents and cash flow from operations will be sufficient to meet its cash needs for the foreseeable future, it may require additional financing, and it may not be able to obtain debt or equity financing on favorable terms, if at all and to manage any currency risk due to a mismatch in the currency of revenues, primarily Naira and those of expenses. If Tingo raises debt financing, it may be required to accept terms that restrict its ability to incur additional indebtedness, force Tingo to maintain specified liquidity or other ratios or restrict its ability to pay dividends or make acquisitions.

Tingo is subject to governmental regulation and other legal obligations related to privacy, data protection and information security. If Tingo is unable to comply with these, it may be subject to governmental enforcement actions, litigation, fines and penalties or adverse publicity.

Tingo collects personally identifiable information and other data from its consumers and prospective consumers. Tingo uses this information to provide services and relevant products to its consumers, to support, expand and improve its business, and to tailor our marketing and advertising efforts. Tingo may also share consumers’ personal data with certain third parties as authorized by the consumer or as described in Tingo’s privacy policy. As a result, Tingo is subject to governmental regulation and other legal obligations related to the protection of personal data, privacy and information security in certain countries where it does business, and there has been, and we expect there will be a continuing increase globally in laws that restrict or control the use of personal data.

Additionally, the regulatory landscape surrounding data protection, data privacy and information security is rapidly changing across Africa. Among the African countries, only Ivory Coast, Ghana, Senegal, Morocco, Nigeria, South Africa and Tunisia have established comprehensive data protection and data privacy laws. These data protection laws and regulations were only recently enacted. For example, the National Information Technology Development Agency in Nigeria passed new data protection guidelines in 2017, and we have implemented new policies to comply with these regulations.

Compliance with the various data protection laws in Africa is challenging due to the complex and sometimes contradictory nature of the different regulatory regimes. Because data protection regulations are not uniform among the various African nations in which Tingo operates, its ability to transmit consumer information across borders is limited by its ability to comply with conditions and restrictions that vary from country to country. In countries with particularly strict data protection laws, Tingo might not be able to transmit data out of the country at all and may be required to host individual servers in each such country where it collects data. For example, Ivory Coast, Ghana, Senegal, Morocco, and Tunisia all restrict data transfer across borders. Ghana also requires that a company notify consumers in the event of a personal data breach. Egypt currently has no data protection and privacy laws. However, the Egyptian government announced in 2017 that it is committed to doubling the size of its e-commerce sector by 2020 and intends to update all legislation and regulation relevant to e-commerce. Moreover, many data protection regimes apply based on where a consumer is located, and as Tingo expands and new laws are enacted or existing laws change, it may be subject to new laws, regulations or standards or new interpretations of existing laws, regulations or standards, including those in the areas of data security, data privacy and regulation of email providers and those that require localization of certain data, which could require Tingo to incur additional costs and restrict its business operations.

Any failure or perceived failure by Tingo to comply with rapidly evolving privacy or security laws, policies, legal obligations or industry standards or any security incident that results in the unauthorized release or transfer of personally identifiable information or other consumer data may result in governmental enforcement actions, litigation (including consumer class actions), criminal prosecution, fines and penalties or adverse publicity and could cause our consumers to lose trust in Tingo, which could have a material adverse effect on its business, financial condition, results of operations and prospects.

Tingo may be adversely affected by changes in the regulations applicable to the telecommunications sector.

As the internet continues to revolutionize commercial relationships on a global scale and online penetration increases, new laws and regulations relating to the use of the internet in general and the e-commerce sector in particular may be adopted. These laws and regulations may govern the collection, use and protection of data, consumer protection, online payments, pricing, anti-bribery, tax, country specific prices and website contents and other aspects relevant to our business. The adoption or modification of laws or regulations relating to our operations could adversely affect our business by increasing compliance costs, including as a result of confidentiality or security breaches in case of non-compliance, and administrative burdens. In particular, privacy related regulation could interfere with Tingo’s strategy to collect and use personal information as part of its data-driven approach along the value chain. We currently believe that Tingo complies with these new guidelines, and its data protection and privacy policies address methods for continued compliance with such guidelines. Tingo must comply with applicable regulations in all of the countries in which it operates, and any non-compliance could lead to fines and other sanctions.

Tingo’s use of open-source software may pose particular risks to its proprietary software and systems.

Tingo uses open-source software in its proprietary software and systems and intends to continue using open-source software in the future. The licenses applicable to Tingo’s use of open-source software may require that source code that is developed using open-source software be made available to the public and that any modifications or derivative works to certain open-source software continue to be licensed under open-source licenses. From time to time, Tingo may face claims from third parties claiming infringement of their intellectual property rights, or demanding the release or license of the open source software or derivative works that Tingo developed using such software (which could include Tingo’s proprietary source code) or otherwise seeking to enforce the terms of the applicable open source license. These claims could result in litigation and could require Tingo to purchase a costly license, publicly release the affected portions of its source code, be limited in or cease using the implicated software unless and until it can re-engineer such software to avoid infringement or change the use of, or remove, the implicated open-source software.

In addition to risks related to license requirements, use of certain open-source software can lead to greater risks than use of third-party commercial software, as open-source licensors generally do not provide warranties, indemnities or other contractual protections with respect to the software (for example, non- infringement or functionality). Tingo’s use of open-source software may also present additional security risks because the source code for open source software is publicly available, which may make it easier for hackers and other third parties to determine how to breach its website and systems that rely on open source software. Any of these risks could be difficult to eliminate or manage, and, if not addressed, could have a material adverse effect on Tingo’s business, financial condition, results of operations and prospects.

We cannot guarantee that Tingo will continue to be profitable in the future.

Tingo operates as an agri-fintech, agritech and agricultural marketplace business primarily in Nigeria. Tingo supplies its mobile phones as the means by which its subscriber base can access its agri-fintech solutions — ‘Device as a Service’ strategy. Tingo primarily generates revenue from sale and lease of its mobile phones, voice, internet, payment services and commissions from our agri-mark — tplace — Nwassa. There is no guarantee that Tingo will generate sufficient revenue in the future to operate profitably and maintain and grow its business. If Tingo cannot successfully generate revenue at a rate that exceeds the costs associated with its business, it will not be able to achieve or sustain profitability or generate positive cash flow on a sustained basis and its revenue growth rate may decline. If Tingo fails to remain profitable, this could have a material adverse effect on its business, financial condition, results of operations and prospects.

Other Risk Factors Related to MICT and Tingo

MICT’s and Tingo’s businesses are and will be subject to the risks described above. In addition, MICT and Tingo are, and will continue to be, subject to the risks described in, as applicable, MICT’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021 and Tingo’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, as amended, as such risks may be updated or supplemented in each company’s subsequently filed Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, each of which are filed with the SEC and incorporated by reference in this joint proxy statement/prospectus. See the section titled “Where You Can Find More Information.”

THE PARTIES TO THE COMBINATION

MICT, Inc.

MICT is a financial technology business principally focused on the growth and development technology company currently selling insurance products across approximately 130 cities in China, with planned expansion into additional markets. MICT has developed highly scalable proprietary platforms for insurance products (B2B, B2B2C and B2C) and financial services/products (B2C), the technology for which is highly adaptable for other applications and markets. MICT has acquired and holds the requisite license and approvals with the Hong Kong Securities and Futures Commission to deal in securities and provide securities advisory and asset management services. MICT also has memberships/registrations with the Hong Kong Stock Exchange, the London Stock Exchange and the requisite Hong Kong and China Direct clearing companies. MICT’s financial services business and first financial services product, the Magpie Invest app, is able to trade securities on NASDAQ, NYSE, TMX, HKSE, China Stock Connect, LSE, the Frankfurt Stock Exchange and the Paris Stock Exchange. MICT shares have been listed for trading on The Nasdaq Capital Market under the symbol “MICT” since April 29, 2013.

Since July 1, 2020, after MICT completed its acquisition of GFHI (the “GFHI Acquisition”) pursuant to that certain Agreement and Plan of Merger entered into on November 7, 2019 by and between MICT, GFHI, Global Fintech Holding Ltd. (“GFH”), a British Virgin Islands company and the sole shareholder of GFH Intermediate Holdings Ltd. (“GFHI” or “Intermediate”), and MICT Merger Subsidiary Inc., a British Virgin Islands company and a wholly owned subsidiary of MICT (“Merger Sub”), as amended and restated on April 15, 2020 (the “Restated Merger Agreement” or “Merger”), MICT has been operating in the financial technology sector. GFHI is a financial technology company with a marketplace in China, as well as other areas of the world and is currently in the process of building various platforms for business opportunities in different verticals and technology segments in order to capitalize on such technology and business. GFHI plans to increase its capabilities and its technological platforms through acquisition and licensing technologies to support its growth efforts in the different market segments. After the Merger, MICT included the business of Intermediate, MICT’s wholly-owned subsidiary, operating through Intermediate operating subsidiaries.

Following Intermediate’s acquisition of Magpie Securities Limited (“Magpie”), a Hong Kong securities and investment services firm, on February 26, 2021 and the subsequent receipt of regulatory approval from the Hong Kong Securities and Futures Commission, Magpie is licensed to deal in securities, futures and options, and also undertake the business of securities advisory services and asset management.

Intermediate launched Magpie Invest, a global stock trading app, on September 15, 2021, through its wholly owned subsidiary, Magpie. It is a proprietary technology investment trading platform that is currently operational in Hong Kong. Magpie Invest’s technology allows the platform to connect to all major stock exchanges and MICT planned to expand into Australia and Switzerland by Q4 2022.

These opportunities will continue to be realized and executed through MICT’s business development efforts, which include the acquisition of potential target entities, business and assets (such as applicable required licenses) in the relevant business space and segments in which MICT plans to operate. MICT believes that this will allow MICT to enter into the market quickly and leverage existing assets in order to promote MICT’s growth strategy.

Prior to July 1, 2020, MICT operated primarily through its Israel-based then majority-owned subsidiary, Micronet. Micronet, through both its Israeli and U.S. operational offices, designs, develops, manufactures and sells rugged mobile computing devices that provide fleet operators and field workforces with computing solutions in challenging work environments. Micronet’s vehicle portable tablets are designed to increase workforce productivity and enhance corporate efficiency by offering computing power and communication capabilities that provide fleet operators with visibility into vehicle location, fuel usage, speed and mileage. Furthermore, users are able to manage the drivers in various aspects, such as: driver behavior, driver identification, reporting hours worked, customer/organization working procedures and protocols, route management and navigation based on tasks and time schedule. End users may also receive real time messages for various services, such as pickup and delivery, repair and maintenance, status reports, alerts, notices relating to the start and ending of work, digital forms, issuing and printing of invoices and payments. Through its SmartHub product, Micronet provides its consumers with services such as driver recognition, identifying and preventing driver fatigue, recognizing driver behavior, preventive maintenance, fuel efficiency and an advanced driver assistance system. In addition, Micronet provides TSPs a platform to offer services such as “Hours of Service.” Micronet previously commenced and continues to evaluate integration with other TSPs. On May 9, 2021, following the exercise of options by certain minority stockholders, the MICT’s ownership interest of Micronet was diluted to 49.88% and as a result the MICT is no longer required to consolidate Micronet’s financial statements with the MICT’s and include Micronet’s operating results in its financial statements.

MICT’s Insurance Business Platform

MICT is a holding company, that operates through its VIEs entities and MICT’s subsidiaries, including one insurance brokerage company, Beijing Fucheng, and two insurance agency companies, All Weather and Guangxi Zhongtong, MICT conducts insurance brokerage and agency businesses in China and operates an online platform for sales of a wide range of insurance products, including, but not limited to, automobile insurance, property and liability insurance, life insurance and health insurance, which products are underwritten by over forty insurance companies in China.

Market Opportunity

China’s insurance brokerage market has experienced rapid growth due to increased demand for insurance products in the past few years. According to iResearch report, the total insurance premium in China is expected to grow at a CAGR of 12.9% from 2019 to 2024. China is the second biggest insurance market in the world. 497 insurance broker companies, which sell insurance policies underwritten by insurance companies and design and develop insurance products themselves according to customer needs, and 1764 insurance agent companies, which are only licensed to only sell insurance policies underwritten by insurance, sold insurance products with an aggregate premium amount of 3.98 trillion RMB (approximately $0.62 trillion) in the year of 2020.

Although the size of China’s insurance market in terms of insurance premium was the second largest in the world according to the iResearch report, insurance penetration (defined as insurance premium over GDP) and insurance density (defined as insurance premium per capita) in China were still substantially lower than those in developed countries, indicating significant growth potentials. According to the 14th Five Year Plan formulated by the Chinese government, China’s insurance penetration and density are expected to reach 6.8% and RMB6,596 (approximately US$971), respectively, by 2025.

Driven by the significant medical protection gap and rising awareness for protection, the Chinese insurance market is expected to reach RMB7.8 trillion by 2024, representing a CAGR of 12.9% from 2019. Thanks to regulatory tailwinds, growth in household disposable income and increasing awareness for health protection, Chinese insurance market is expected to continue to maintain the strong growth momentum in the long term.

As set forth in the table below, the total insurance market in China in 2019 was RMB 4.3 trillion (approximately $0.68 trillion), according to a report by the China Banking and Insurance Regulatory Commission, which represents a 10% growth in market size from 2018.

	Property Insurance (Unit: RMB 100 Billion)	Life Insurance (Unit: RMB 100 Billion)	Health Insurance (Unit: RMB 100 Billion)	Accident Insurance (Unit: RMB 100 Billion)	Total (Unit: RMB 100 Billion)
2018	10.77	20.72	5.45	1.08	38.02
2019	11.65	22.75	7.07	1.18	42.65

Local insurance companies in China only offer a limited range of insurance products, which cannot meet the needs of a 1.4 billion Chinese population, as compared to the product offerings by U.S. or European insurers in those countries with a smaller population.

Through its regulatory actions, the Chinese government encourages participation of foreign investors in insurance companies and related businesses. Under the PRC law, foreign investors are permitted to have up to 100% ownership in insurance companies. Furthermore, foreign joint venture companies may transact insurance business online and offline.

Products and Services

MICT started to set up its insurance business team in China in November 2020. MICT entered into VIE Agreements with one insurance brokerage company, Beijing Fucheng, and two insurance agency companies, All Weather and Guangxi Zhongtong, to conduct its insurance brokerage and agency businesses. As of the date of this Annual Report, MICT has 120 insurance business branches in China and a business operation team with approximately 500 employees. In addition, MICT has established collaboration relationships with leading insurance companies in China, such as Th’ People’s Insurance Company of China Limited, Ping An Insurance, Pacific Insurance, Sunshine Insurance and Dadi Insurance. For the year ended December 31, 2021, MICT generated income from sales of insurance products through insurance agents, which is the traditional sales model, aka “B (business) to A (agent)” model, and recognized $42.3 million of revenues in this insurance segment.

MICT sells insurance products, mainly consisting of automobile insurance, property and liability insurance products, life insurance products and health insurance products, all of which are underwritten by insurance companies in China.

Automobile Insurance Products

MICT’s primary insurance products are automobile insurance. The standard automobile insurance policies MICT sells typically have a term of one year and cover damages caused to the insured vehicle from collision and other traffic accidents, falling or flying objects, fire, explosion and natural disasters. MICT also sell standard third-party liability insurance policies, which cover bodily injury and property damage caused in an accident involving an insured vehicle to a person not in the insured vehicle.

Property and Liability Insurance Products

MICT also offers commercial property insurance and liability insurance products. The commercial property insurance policies MIC sells typically cover damages to the insured property caused by fire, explosion, thunder and lightning. Comprehensive commercial property insurance policies generally cover damage, to the insured property caused by fire, explosion and certain natural disasters.

The liability insurance products MICT sells are primarily product liability and employer’s liability insurance products. These products generally cover losses to third parties due to the misconduct or negligence of the insured party but exclude losses due to fraud or the willful misconduct of the insured party.

Life Insurance Products

The life insurance products MICT offers can be broadly classified into three categories, as set forth below. Due to constant product innovation by insurance companies, some of the insurance products MICT offers combine features of one or more of the following categories:

•        Individual Whole Life Insurance.    The individual whole life insurance products MICT sells provide insurance for the insured’s entire life in exchange for the periodic payment of fixed premiums over a pre-determined period. The face amount of the policy or, for some policies, the face amount plus accumulated interests, is paid upon the death of the insured.

•        Individual Term Life Insurance.    The individual term life insurance products MICT sells provide insurance for the insured for a specified time period or until the attainment of a certain age, in return for the periodic payment of fixed premiums over a pre-determined period. Term life insurance policies generally expire without value if the insured survives the coverage period.

•        Group Life Insurance.    MICT sells several group life insurance products, including group health insurance. These group products generally have a policy period of one year and require a single premium payment.

Health Insurance Products

The health insurance products MICT sells generally have a policy period of one year and require a single premium payment. These products generally cover medical expenses that arise due to an illness or casualty. The products MICT offers primarily include hospitalization subsidy insurance, group health insurance, group travel casualty insurance and group insurance for senior citizens.

Other Innovative Insurance Products

MICT has also worked together with a number of insurance companies to develop proprietary insurance products, such as student safety insurance, migrant ‘workers’ wage guarantee insurance, golf sports insurance and loan credit guarantee insurance.

Services

In order to enhance customer satisfaction, MICT also provides customer with insurance plan proposal and claim service. Based on risk characteristics of the customer, MICT conducts an in-depth analysis of the risks a customer may encounter, and then uses the analysis as the basis to develop a customized risk management and transfer plan for the customer.

Additionally, as competition among insurance companies in China intensifies, some insurance companies have started to outsource their claim settlement functions to insurance claims adjusting companies. MICT has been providing its customers with insurance adjustment service.

Insurance Platform

Since the beginning of 2021, MICT has started to develop and build an online platform to help insurance brokers with client management and insurance policy sales. This platform supports insurance core data storage, policy management, insurance policy issuance, insurance agent management and service management, and auto insurance after-market (repair and maintenance for members) service management. This platform can be accessed as a mobile application from smart phones and as a built-in program on WeChat. Revenues streams for the insurance platform come from commissions earned on insurance sales, as well as from finance fees, insurer marketing fees and receiving monetization of MICT’s big data technology.

Customers

Through the VIE entities and its subsidiaries, MICT sells insurance products and provides insurance proposal and claim services to both individual and institutional customers, including but not limited to automobile owners, small, medium and large companies, employers, employees, students and their parents, migrant workers, golf players and so on. By providing quality insurance products and premium services to customers, MICT strives to build a loyal customer base.

Licenses

The VIE entities and MICT’s subsidiaries have obtained necessary approvals and licenses from the relevant PRC regulatory entities to operate insurance brokerage and agency business in China. MICT is the only company in China that has National Insurance Brokerage License, the National and Regional Insurance Agency License and the Insurance Adjuster License. The National Insurance Brokerage License enables us not only to sell policies to customers across the most developed China both online and offline, but also to design and develop insurance products and policies by ourselves as broker, which products and policies are underwritten by insurance companies, to better meet customers’ needs. The Insurance Agency License allows us to process the business all over China and locally at designated provinces by connecting to numerous insurance companies and sell a variety of existing insurance products and policies. Insurance Adjuster License allows us to inspect property damage or personal injury claims and collect information from all parties involved and assess the amount of insurance claims. Lastly but not least, MICT is also licensed to operate insurance brokerage and agency business through internet, which enable us to promote MICT’s products and service online to establish a cost-efficient, scalable and sustainable customer acquisition model.

Currently, Beijing Fucheng has valid National Insurance Brokerage License, and All Weather and Guangxi Zhongtong hold valid National and Regional Insurance Agency Licenses and Insurance Adjuster License. The relevant entities have also obtained the ICP licenses to conduct insurance transactions online, which allows customer to evaluate and purchase insurance products and/or receive customer services online.

Competitive Strengths

MICT believes the following strengths contribute to its success and differentiate MICT from its competitors:

•        Strong and Proven Execution Capabilities.    MICT has 500 employees, including 450 insurance sales staff, 30 technical staffs and 20 senior management staff. Most of them have over 10 years of experience in insurance industry. These employees are located in MICT’s 120 branches across the country. MICT’s management team has a long track record of operating through large retail stores in China. MICT also has the advantage of being able to sign deals with those people and bring huge amounts of new stores, which are MICT’s new insurance sales channels onto MICT’s platform.

•        Unique and Comprehensive Insurance Licenses.    MICT is the only company in China that has National Insurance Brokerage License, the National and Regional Insurance Agency License and the Insurance Adjuster License. Insurance agencies are entities that have obtained an insurance agency license from the regulator and engage in the sale of insurance products for, and within the authorization of, insurance companies. Insurance brokers are entities that have obtained an insurance broker license from the regulator and generally act on behalf the insurance applicants in seeking insurance coverage from insurance companies. Some insurance brokers also engage in reinsurance brokering and act on behalf of insurance companies in their dealings with reinsurance companies. Insurance adjuster firms are entities that have been approved by the regulator to engage in insurance adjusting activities such as the assessment, survey, authentication and loss estimation. With the licenses MICT is able to process the business throughout most of developed China, as well as rural areas across China, develop and provide comprehensive products and services by connecting to numerous insurance companies. With the broad business scope in which the licenses allow us to operate, MICT is able to serve 384 million car drivers on car insurance and repairing services, 280 million students in school and colleges and their parents on safe insurance and health insurance and 500 million farmers in rural areas on health insurance and life insurance.

•        Business Relationships.    MICT has established collaboration relationships with a number of other companies, including oil and gas sector, financial services sector, large internet portals and other insurance companies in the PRC, to promote MICT’s insurance products and after-market and after-sales services offerings to their customers.

•        National Network.    MICT has built up a nationwide service network including over 120 cities and 30 provinces in China. Any insurance agent, no matter where he or she lives, can register at our local branch and be qualified as an insurance agent. These branches have signed business cooperation agreements with hundreds of local insurance companies to sell their developed insurance products in the region and provide insurance after-sales services for policyholders.

•        Brand Awareness.    MICT has established ourselves as a trusted brand through our VIE entities and subsidiaries. MICT is able to provide standard services with the prestigious brand across China.

Business Challenges

MICT is, and expects for the foreseeable future to be, subject to all the risks and uncertainties, inherent to a development-stage business and in a developing industry in China. These risks and challenges are, among other things:

•        MICT operates in an industry that is heavily regulated by relevant governmental agencies in China;

•        MICT relies on contractual arrangements with VIE entities and MICT’s subsidiaries, including Guangxi Zhongtong, Beijing Fucheng and All Weather, and their respective shareholders for MICT’s operations in China, which arrangement may not be as effective in providing operational control as direct ownership;

•        MICT’s management may lack expertise, human and capital resources to implement important strategic initiatives in all branches across China;

•        MICT may require additional capital to develop and expand MICT’s operations which may not be available to us when MICT requires;

•        MICT marketing and growth strategy may not be successful;

•        MICT’s business may be subject to significant fluctuations in operating results; and

•        MICT may not be able to attract, retain and motivate qualified professionals.

Business Strategy

MICT’s business strategy is to:

•        Upgrade the online insurance plan to attract more insurance agents users for insurance sales through MICT’s platform.    MICT plans to devote significant efforts to upgrading online platform to attract individual and institutional insurance agents to register on the MICT’s platform and share commissions. MICT’s platform will provide the application programming interface to insurance agents and allow them to register as MICT’s insurance agents, sell insurance policies under MICT’s MICT’s licenses with MICT’s platform. It will also enable the agents to have access to a vast selection of insurance products and receive higher commission on MICT’s platform through competitive pricing. The platform will also provide registered insurance agents (individuals or stores) with one-stop services, such as online insurance business training, business development, product promotion, policy issuing, claims settlement and after-sales service.

•        Increase automobile insurance product offering.    MICT plans to build comprehensive online automobile insurance after-market service features on its insurance platform to (i) connect automobile insurance customers with thousands of auto repair shops and auto wash stores nationwide and (ii) provide customers auto membership services, including online gas card recharge, online shopping, insurance claim settlements, roadside assistance, car wash appointment and maintenance and promotion coupons, insurance loyalty points and other related supporting services for insurance members. Through this platform, MICT will provide competitive insurance products and build a one-stop customer service system, including mobile billing function, online payment, inspection, loss assessment, online claim settlement and car purchase loans.

•        Enhance business partner network and expand distribution network.    MICT is currently negotiating collaboration agreements with large organizations in postal industry and gas stations industry, lottery stores, tobacco stores, car wash and maintenance chain stores all of which have big traffic of customers. MICT aims to transform the salesperson from the retail stores into users of MICT’s insurance platform and sell the insurance products online via the platform. Through the implementation of the B (business) to A (agent) to C (customer) and both online and offline promotion service model, MICT will lay out the sales scenarios of auto insurance and non-auto insurance products to reach insurance customers offline and provide customers with insurance product sales and after-sales claim services online. MICT also plans to expand its distribution network through opening more local branches in a number of selective major cities throughout China.

•        Recruit talents and build a stronger sales force.    MICT, through its VIE entities and MICT’s subsidiaries, has recruited a team of accomplished insurance industry and technology specialists, including senior executives from several of China’s largest listed and unlisted insurance companies, as well as from a number of China’s leading technology companies. MICT continues to recruit talents to join its professional team and sales force.

•        Build a comprehensive and loyal customer base.    In light of MICT’s expanded business and prospect, the increased recognition of MICT’s brand, and the latest market development, MICT has aim to focus on serving 384 million car drivers on car insurance and repairing services, 280 million students in school and colleges and their parents on safe insurance and health insurance and 500 million farmers in rural area on health insurance and life insurance.

Stock Trading and Wealth Management Platform: Magpie Invest

MICT launched Magpie Invest, a global stock trading app, on September 15, 2021, through its wholly owned subsidiary, Magpie Securities Limited (“Magpie”).

Magpie Invest is a proprietary technology investment trading platform that is currently operational in Hong Kong. Magpie Invest’s technology allows the platform to connect to all major stock exchanges and MICT plans to expand into Australia and Switzerland by Q4 2022.

Following Intermediate’s acquisition of Huapei Global Securities, Ltd. (“Huapei”), a Hong Kong securities and investment services firm, on February 26, 2021 and the subsequent receipt of regulatory approval from the Hong Kong Securities and Futures Commission, Magpie is licensed to deal in securities, futures and options, and also undertake the business of securities advisory services and asset management.

Magpie is a member of the Hong Kong Stock Exchange, the Hong Kong Stock Exchange Clearing Company, the Hong Kong Stock Exchange China Connect and the London Stock Exchange.

In the future, Magpie intends to launch new and differentiated marketing campaigns which MICT believes may attract higher value customers. Magpie has offices in Hong Kong and Singapore and currently employs more than 50 full-time employees and 60 contract staff. Magpie aims to expand into additional jurisdictions and geographical markets, both within Asia and other regions of the world.

The Platform for Securities Trading

MICT believes it offers a unique user experience built upon a scalable and secure platform. The platform is designed to serve the emerging affluent Chinese population and diaspora, and targets generation Z and the millennial population. MICT is pursuing an opportunity to facilitate a shift in the wealth management industry and build a digital gateway into broader financial services. The platform is designed to provide a user experience that integrates clear and relevant market and company data, and easy to use trade execution. MICT aims to continue to enhance this technology and build a comprehensive, user-oriented and cloud-based platform that is fully licensed to conduct securities brokerage business on a global basis as MICT expands MICT’s license portfolio. The stock trading platform will serve as a one of the foundations from which MICT can execute MICT’s growth strategy of building a broader financial services platform.

MICT provides investing services through a proprietary digital platform, which is accessible through any mobile device on IOS and Android. MICT plans to launch a web-based platform in late Q2 of 2022 to offer an alternative to the mobile application. MICT intends for this platform to also complement MICT’s mobile application. MICT’s application currently offers market data, news, research, analytical tools and provides customers with a data foundation to help simplify the investing decision-making process.

Market Opportunity

According to an iResearch Report, published on January 15, 2020, the market size of the online brokerage industry focusing on global Chinese investors in terms of U.S. and Hong Kong stock trading volume experienced rapid growth over the past three years. This presents an attractive market opportunity for online brokerage service providers focused on the global Chinese investor market. MICT believes that the technology, functionality and user experience of MICT’s platform also creates the opportunity for us to target a larger investor market (not only the Chinese investor market) in the major territories throughout the world.

Revenues are currently generated primarily from stock trading commission income. Magpie is also generating income from other revenue streams such as interest from financing and foreign exchange. MICT plans to add derivatives and charges from investment management introductions and consulting to the platform in Q3 2022.

With popularization of mobile technology and growing acceptance of online trading, MICT believes that the online securities market is characterized by the following trends:

•        traditional brokers are shifting online while purely offline brokers are increasingly at a disadvantage or, in some cases, exiting the market altogether;

•        Internet giants continue to invest in online brokerage services, demonstrating the industry’s recognition of online brokerage services as an important component of a financial services business and potentially a gateway to broader opportunities;

•        technological barriers to entry remain high particularly relating to building a secure infrastructure that can transcend geographies and asset classes;

•        operational barriers to entry remain high particularly relating to regulatory and capital requirements;

•        user experience remains a key competitive strength as digitally born investors become a larger component of the addressable market; and

•        revenue models are evolving as competition intensifies, with ancillary and other value-added services underlying platform differentiation.

Challenges

MICT’s ability to execute this business plan is subject to risks and uncertainties, including those relating to MICT’s ability to:

•        manage the continued rollout of MICT’s trading platforms and MICT’s future growth;

•        navigate a complex and evolving regulatory environment;

•        offer personalized and competitive services;

•        increase the utilization of MICT’s services by users and clients;

•        maintain and enhance MICT’s relationships with MICT’s business partners;

•        enhance MICT’s technology infrastructure to support the growth of MICT’s business and maintain the security of MICT’s systems and the confidentiality of the information provided and utilized across MICT’s systems;

•        improve MICT’s operational efficiency;

•        attract, retain and motivate talented employees to support MICT’s business growth;

•        navigate economic condition and fluctuation;

•        defend ourselves against legal and regulatory actions, such as actions involving intellectual property or privacy claims; and

•        obtain any and all licenses necessary for the operation and growth of MICT’s business.

Strategy

MICT intends to provide a high-quality and comprehensive investing experience by focusing on delivering convenience and stability to MICT’s customers.

MICT has designed every step of MICT’s platform’s experience, from sourcing and researching ideas to trade execution and subsequent portfolio management, with a goal to create a simple and convenient experience. MICT identifies certain hurdles that investors, particularly retail investors, face along their investing journey, and MCIT strives to mitigate inconvenience and information asymmetry through MICT’s platform with the use of data and technology.

MICT recognizes that investing is a meaningful component of MICT’s customers’ broader wealth management. With this in mind, MICT’s platform features the following:

•        MICT’s platform features an automated multi-level protection mechanism to ensure the services and functions MICT delivers to MICT’s users and clients are secure;

•        MICT has adopted strict security policies and measures, including encryption technology and a two-factor authentication function, to protect MICT’s proprietary data such as customers’ personal information and trading data;

•        MICT’s cloud technology allows us to process large amounts of data in-house, which should reduce the risks involved in data storage and transmission;

•        MICT backs up MICT’s data at different servers spread across different locations;

•        MICT’s process and execute all of MICT’s orders and transactions electronically, which is designed to minimize the risks associated with human error while maintaining the stability of MICT’s platform.

MICT provides customers with a comprehensive set of services throughout their investing experience. MICT’s core services include trade execution and margin financing. The trade execution process is entirely online and automated. Orders are delivered directly to respective exchanges.

As a result of the operational efficiencies afforded by MICT’s technology, MICT can offer very competitive brokerage commission rates for online trading as compared to many of MICT’s more traditional competitors. MICT’s revenues from securities brokerage services includes brokerage commissions and platform service fees from MICT’s customers, which are recognized on a trade-date basis when the relevant transactions are executed.

Margin Financing

MICT offers margin financing to customers who trade securities listed on the Hong Kong Stock Exchange, the major stock exchanges in the U.S., the United Kingdom and Europe. This feature essentially allows customers to borrow against their own stock and cash holdings in order to buy additional securities on margin. All financing extended to MICT’s customers is secured by stocks MICT feels has enough liquidity and low volatility. They are automatically pledged in cross-market account assets so that the value in a customers’ multiple market trading account, which may include cash in different currencies and acceptable securities listed on the three markets, will be aggregated when calculating the value of the customers’ collateral. In particular, MICT believes this will provide efficiencies as it will eliminate the costs and procedures involved in cross-market currency translation or exchange.

MICT’s customers are eligible for margin financing services when they hold securities that are acceptable as pledges to us in their accounts. MICT maintains a list of acceptable marginable securities on MICT’s website www.MICT-inc.com. The credit line for each eligible customer is determined based on the securities across all of his or her trading accounts. The margin financing services for eligible margin financing customers are activated automatically, when the funds in their accounts are not sufficient to purchase the desired securities and there is still sufficient balance in their credit lines.

MICT has a list of securities acceptable as collateral to us and their respective margin ratios that is regularly updated and shared with MICT’s customers. MICT’s risk management team’s role is to determine the margin ratio for each of the acceptable securities based on the trading frequency, historical price fluctuations and general market volatility. MICT will also reference the financing terms of major financial institutions in establishing MICT’s margin ratios and intend for MICT’s margin requirements to be equal or lower than the financial institutions. MICT believes this will differentiate MICT’s risk controls. MICT’s margin ratios are monitored in real-time and MICT’s risk management team review and adjust the margin ratios for each acceptable security on a quarterly basis and more frequently in the case of a significant and rapid price decline.

Users and Clients

MICT’s current customer is investors living in Hong Kong and in 14 other countries that allowed trading under the Securities and Futures Commission (“SFC”) rules. MICT is growing its customer base mainly through online and offline marketing and promotional activities. Those activities include external marketing channels that MICT cooperates with and directly pay for as well as promotional and marketing campaigns conducted on the platform, word-of-mouth referrals, and MICT’s corporate services.

Risk Management

MICT has established a comprehensive and robust technology-driven risk management system to manage risks across MICT’s business and ensure compliance with relevant laws and regulations. MICT has established a risk management committee which has formulated key risk management policies and procedures and a risk management team having relevant experience to execute these policies and procedures. This committee meets on a weekly basis.

Data Security and Protection

MICT has established a comprehensive security system, to be supported by MICT’s network situational awareness and risk management system. The security system is designed with the capability to handle malicious attacks to safeguard the security of the platform and to protect the privacy of its users and clients.

MICT has established a data security team of engineers and technicians dedicated to protecting the security of MICT’s data. MICT also has a data protection policy and internal protocols to ensure the security of MICT’s proprietary data. On the customer side, MICT has a dual identification verification function to protect MICT’s customer’s account security.

Competition

The market for online stock trading and investment services is rapidly evolving. There are many competitors that are already operating of various sizes offering access to overseas markets and wealth management products.

Licenses

MICT is currently not onboarding customers located in mainland China due to the People’s Bank of China (“PBOC”) and the China Securities Regulatory Commissions (“CSRC”) new guidance regarding the onboarding of residents via Hong Kong through licensed entities under the Securities and Futures Commission (“SFC”) guidelines.

Under PRC securities laws and regulations, entities operating securities brokerage business in the PRC are now required to obtain a securities brokerage license to onboard mainland residents even if they have overseas bank accounts.

Magpie Securities (Singapore) Pte Ltd has been set up and submitted its MAS license application in late December. and received in-principal approval of its MAS license in June 2022.

MICT’s platforms in China, provided through its operating subsidiaries, will be subject to the following laws and regulations that are specific to the industries in which it plans to conduct businesses, in addition to the PRC laws and regulations that are generally applicable to the contemplated businesses in China.

Impact of COVID-19 and MICT’s Resources and Opportunities

The ongoing COVID-19 pandemic disrupted business operations of many companies in Hong Kong, China and elsewhere. MICT has taken a series of measures in response to the outbreak to protect MICT’s staff, including, among others, combined office and remote working arrangements for MICT’s employees and travel restrictions or suspension. MICT’s operations, including MICT’s services to MICT’s clients and internal control over financial reporting, have not been materially affected by these measures as MICT timely implemented MICT’s business continuity plan without any meaningful resource constraints.

Further, in view of the increased market volatility witnessed in the global capital markets and increased COVID-19 restrictions in Hong Kong, although people are spending more time at home, it has not led to an increased in new account sign-ups, or increasing trading velocity and higher net asset inflow.

This has increased competition and raised the cost of acquisition of customers and also lengthened the cost recovery period which MICT believes is not currently economical.

PRC Regulations Relating to Insurance Agencies, Insurance Brokers and Other Intermediaries

The insurance industry is heavily regulated in the PRC. The applicable laws and regulations governing insurance activities undertaken within the territories of the PRC consist principally of the PRC Insurance Law and rules and regulations promulgated under that law. China Banking and Insurance Regulatory Commission, or the CBIRC, is the authority authorized by the PRC State Council to regulate and supervise the insurance industry in the PRC.

The PRC Insurance Law, which provided the initial framework for regulating the PRC insurance industry, was enacted in 1995, and significantly amended on January 1, 2003, October 1, 2009, August 31, 2014 and April 24, 2015. Among other things, the major provisions of the PRC Insurance Law include: (1) licensing of insurance companies and insurance intermediaries, such as agents and brokers; (2) separation of property and casualty business and life insurance business; (3) regulation of market conduct by participants; (4) substantive regulation of insurance products; (5) regulation of the financial condition and performance of insurance companies; and (6) supervisory and enforcement powers of the CBIRC.

Regulations of Insurance Agencies

According to the Provisions on the Regulation of Insurance Agents, or the PRIA, which was promulgated by the China Banking and Insurance Regulatory Commission (CBIRC) on November 12, 2020 and was effective on January 1, 2021, the establishment of an insurance agency is subject to minimum registered capital requirement and other requirements and to the approval of the CBIRC. The term “insurance agency” refers to an institution or individual, including professional insurance agency, concurrent-business insurance agency and individual insurance agent, who, under the entrustment by an insurance company, collects corresponding commission therefrom, and, within the scope of authorization thereby, handles insurance business on behalf of the insurance company. A professional insurance agency company may take any of the following forms: (i) a limited liability company; or (ii) a joint stock limited company. The minimum registered capital of a professional insurance agency company whose business area is not limited to the province, autonomous region, municipality directly under the central government or city specifically designated in the state plan where its place of registration is located shall be RMB50 million. The minimum registered capital of a professional insurance agency company whose business area is the province, autonomous region, municipality directly under the central government or city specifically designated in the state plan where its place of registration is located shall be RMB20 million. The registered capital of a professional insurance agency company must be paid-in monetary capital. A professional insurance agency may engage in all or part of the following businesses:

•        sales of insurance products as an agency;

•        collection of insurance premiums as an agency;

•        loss investigation and claims settlement of insurance-related services as an agency; and

•        other relevant businesses as prescribed by the insurance regulator under the State Council.

The name of a professional insurance agency company must contain the words “insurance agency”. A professional insurance agency falling under any of the following circumstances shall, within five days from the date on which such circumstance arise, report the same via the regulatory information system prescribed by the insurance regulator under the State Council, and make public disclosure thereof as required: (i) change of name, domicile or business premises; (ii) change of any shareholder, registered capital or form of organization; (iii) change of the name of any shareholder or the amount of capital contribution; (iv) changing the company’s articles of association; (v) making equity investment, establishing any overseas insurance institution or non-business institution; (vi) undergoing division, merger or dissolution, or any of its branches terminating insurance agency business activities; (vii) change of the main principal of any branch other than a provincial-level branch office; (viii) being subjected to administrative punishment or a criminal penalty, or under investigation for being suspected of committing any illegal or criminal offense; or (ix) any other matter to be reported as prescribed by the insurance regulator under the State Council. The senior managers of an insurance agency or its branches must meet specific qualification requirements and each senior manager of a professional insurance agency shall obtain the post-holding qualification approved by the competent insurance regulator prior to holding the post.

Under the PRIA, a professional insurance agency or a concurrent-business insurance agency collecting insurance premiums by proxy shall open an independent account for the collection of insurance premiums by proxy for settlement. A professional insurance agency or a concurrent-business insurance agency shall open an independent account for the collection of commission. They may not engage in the following activities: engaging in insurance agency business that may exceed the business scope and business area of the relevant principal insurance company; modifying any publicity material provided by the relevant principal insurance company without authorization; damaging the commercial goodwill of any competitor by means of fabricating or disseminating misrepresented facts, etc., or disrupting the order of the insurance market through false advertising, false publicity or other acts of unfair competition; having any insurance agency business dealing with an institution or individual illegally engaging in insurance business or insurance intermediary business; deducting any insurance commission directly from insurance premiums collected by proxy.

Regulations of Insurance Brokerages

The principal regulation governing insurance brokerages is the Provisions on the Supervision and Administration of Insurance Brokers, or the “POSAIB”, promulgated by the China Insurance Regulatory Commission, or the CIRC (the predecessor of the CBIRC) on February 1, 2018 and effective on May 1, 2018. The term of “insurance broker” refers to an entity which, representing the interests of insurance applicants, acts as an intermediary between insurance applicants and insurance companies for entering into insurance contracts, and collects commissions for the provision of such brokering services. To engage in insurance brokerage business within the territory of the PRC, an insurance brokerage shall satisfy the requirements prescribed by the CIRC and obtain an insurance brokerage business permit issued by the CIRC, after obtaining a business license. An insurance brokerage may take any of the following forms: (i) a limited liability company; or (ii) a joint stock limited company. The minimum registered capital of an insurance brokerage company whose business area is not limited to the province in which it is registered is RMB50 million while the minimum registered capital of an insurance brokerage company whose business area is limited to its place of registration is RMB10 million. The name of an insurance broker shall include the words “insurance brokerage.” An insurance brokerage may conduct the following insurance brokering businesses:

•        making insurance proposals, selecting insurance companies and handling the insurance application procedures for the insurance applicants;

•        assisting the insured or the beneficiary to claim compensation;

•        reinsurance brokering business;

•        providing consulting services to clients with respect to disaster and damage prevention, risk assessment and risk management; and

•        other business activities approved by the CIRC.

According to the POSAIB, to operate insurance brokerage business, an insurance brokerage company shall satisfy the following conditions: (i) its shareholders meet the requirements thereof, and make capital contribution with their self-owned, true and lawful funds instead of bank loans or non-self-owned funds in various forms; (ii) its registered capital meets the requirements above and is under the custody in accordance with the relevant provisions of the CIRC; (iii) its business scope recorded in the business license is in compliance with the relevant provisions; (iv) its articles of association are in conformity with the relevant provisions; (v) its company name is in conformity with the relevant provisions; (vi) its senior officers meet the qualification requirements thereof; (vii) it has established a governance structure and internal control system as stipulated by the CIRC, and a scientifically and reasonably feasible business mode; (viii) it has a fixed domicile in line with its scale of business; (ix) it has a business and financial information management system as stipulated by the CIRC; and (x) other conditions provided for in laws and administrative regulations and by the CIRC. In addition, any entities or individuals who are under any of the following circumstances may not be a shareholder of an insurance brokerage company: (i) have been punished or subject to major administrative penalties during the last five years; (ii) are being investigated by the relevant departments for suspected major offenses; (iii) have been identified as a subject of joint sanctions against discreditable conduct by relevant state authorities due to a serious discreditable conduct and shall be sanctioned accordingly in the insurance sector, or has had other bad records of serious discredits within the most recent five years; (iv) cannot invest in any enterprises in accordance with laws and administrative regulations; or (v) other circumstances where the CIRC deems the entity or individual inappropriate to be a shareholder of an insurance brokerage company in accordance with the principle of prudential supervision.

An insurance brokerage shall submit a written report to the CIRC and make public disclosure within five days from the date of occurrence of any of the following matters: (i) change of name, domicile or business premises; (ii) change of shareholders, registered capital or form of organization; (iii) change of names of shareholders or capital contributions; (iv) amendment to the articles of association; (v) equity investment, establishment of offshore insurance related entities or non-operational organizations; (vi) division, merger and dissolution or termination of insurance brokering business activities of its branches; (vii) change of the primary person in charge of its branches other than provincial branches; (viii) being a subject of administrative or criminal penalties, or under investigation for suspected involvement in any violation of law or a crime; and (ix) other reportable events prescribed by the CIRC.

Insurance brokerages are not allowed to sell non-insurance financial products, except for those products approved by relevant financial regulatory institutions and the insurance brokerage shall obtain relevant qualification in order to sell non-insurance related financial products that meets regulatory requirements.

Personnel of an insurance brokerage and its branches who engage in any of the insurance brokering businesses described above must comply with the qualification requirements prescribed by the CIRC. The senior managers of an insurance brokerage must meet specific qualification requirements set forth in the POSAIB.

Regulation of Internet Insurance Businesses

The principal regulation governing the operation of Internet insurance business is the Measures for the Regulation of Internet Insurance Business, or Regulation of Internet Insurance Business, promulgated by the CBIRC on December 7, 2020 and effective on February 1, 2021. Under the Regulation of Internet Insurance Business, the term of “Internet insurance business” refers to insurance operating activities in which insurance institutions conclude insurance contracts and provide insurance services relying on the Internet. Insurance institutions include insurance companies (including mutual insurance organizations and internet insurance companies) and insurance intermediaries; insurance intermediaries include insurance agents (excluding individual insurance agents), insurance brokers and insurance loss adjusters; insurance agents (excluding individual insurance agents) include professional insurance agencies, banks as concurrent-business insurance agencies and internet enterprises that have legally obtained insurance agency business permits; and professional insurance intermediaries include professional insurance agencies, insurance brokers and insurance loss adjusters. Self-operated network platform refers to any network platform being independently operated while enjoying complete data permission, which is legally established by an insurance institution for the purpose of internet insurance business operation. No network platform established by any branch of an insurance institution or any non-insurance institution with a related-party relationship with an insurance institution in terms of equity, personnel, etc., belongs to the category of self-operated network platform. Internet insurance product refers to any insurance product sold by an insurance institution via the Internet.

An insurance institution which conducts internet insurance business along with its self-operated network platform shall meet the following conditions: (i) its service access place is located within the territory of the PRC; if its self-operated network platform is a website or mobile application, it shall legally go through the formalities for filing of internet information services with the relevant administrative department for the internet industry and obtain a filing number; or otherwise, it shall comply with relevant laws and regulations and meet the qualification requirements of the competent department for the relevant industry; (ii) it has an information management system and core business system that can support its internet insurance business operation, which can be effectively isolated from its other unrelated information systems; (iii) it has refined cybersecurity monitoring, information notification, emergency disposal working mechanisms as well as such cybersecurity protection means as refined perimeter protection, intrusion detection, data protection and disaster recovery; (iv) it implements the national classified cybersecurity protection system, carries out filing of cybersecurity classification, conducts classified protection evaluation on a regular basis, and implements security protection measures for the corresponding class; in terms of self-operated network platforms with insurance sales or insurance application function, as well as information management systems and core business systems that support their operation, relevant self-operated network platforms and information systems shall be under security protection of Class III or above; and in terms of self-operated network platforms without insurance sales or insurance application function, as well as information management systems and core business systems that support their operation, relevant self-operated network platforms and information systems shall be under security protection of Class II or above; (v) it has a legal and compliant marketing model, and has established an operation and service system that meets the needs for internet insurance operation and complies with the characteristics of internet insurance users while supporting its business coverage regions; (vi) it has established or defined its internet insurance business management department staffed by appropriate professionals, appointed a senior executive to act as the principal in charge of its internet insurance business, and specified the principal of each self-operated network platform; (vii) it has a sound internet insurance business management system and operating procedures; (viii) as an insurance company, it shall, when conducting internet insurance sales, comply with the relevant provisions of the CBIRC on regulatory evaluation of its solvency as well as protection of consumers’ rights and interests, etc.; (ix) as a professional insurance intermediary, it shall be a national institution with its operating area not limited to the province (autonomous region, municipality directly under the central government, or city specifically designated in the state plan) of the place where the business license of its head office is registered while complying with the relevant provisions of the CBIRC on classified regulation of professional insurance intermediaries; and (x) other conditions prescribed by the CBIRC. The Regulation of Internet Insurance Business also specifies requirements on disclosure of information regarding insurance products sold on the Internet and provides guidelines for the operations of the insurance institutions that engage in Internet insurance business.

Regulations of Foreign Investment in Insurance Intermediaries

Historically, PRC laws and regulations have restricted foreign investment in ownership of insurance intermediary companies. In recent years, some rules and regulations governing the insurance intermediary sector in China have begun to encourage foreign investment. For instance, On March 1, 2015, the MOFCOM and the NDRC jointly promulgated the Catalogue for the Guidance of Foreign Investment Industries (Revision 2015), or the 2015 Guidance Catalog, pursuant to which insurance brokerage are removed from the list of industries subject to foreign investment restriction. On April 27, 2018, the CBIRC further promulgated the Circular on Lifting Limits on the Business Scope of Foreign-invested Insurance Broker, which further lifts the restrictions on the business scope of foreign-invested insurance broker, and provides that foreign-invested insurance broker that has obtained the permit of in insurance brokerage business may conduct the following insurance brokerage business: (1) design insurance policy plans, select insurers and handle insurance formalities for policy holders; (2) assist the insured or beneficiaries with insurance claims; (3) reinsurance brokerage business; (4) provide principals with assessment to prevent from disasters, damage or risks, or risk management consulting services; and (5) other business approved by the CBIRC. For insurance agency business, the CBIRC promulgated the Circular on Permitting Foreign Investors to Engage in Insurance Agency Business in China on June 19, 2018, which provides that: (1) a professional insurance agent invested and established in China by an overseas insurance agent that has carried out the insurance agency business for over three years may apply for carrying out the insurance agency business in China, and the scope of specific allowable business and the market access criteria shall be subject to relevant provisions on professional insurance agents; or (2) a professional insurance agent established and invested in China by a China-based foreign-invested insurance company which has commenced its business for over three years may apply for carrying out the insurance agency business in China, and the scope of specific allowable business and the market access criteria shall be subject to relevant provisions on professional insurance agents. In addition, the CBIRC further promulgated the Circular on Clarifying the Measures Relating to the Liberalization of the Insurance Intermediary Market on December 3, 2021, which provides that an insurance brokerage company funded and established in China by an overseas insurance brokerage company, which has the actual business experience and qualifies under the relevant regulations of the CBIRC, is allowed to operate the insurance brokerage business; in the Circular on Issuing the Content relating to the Insurance Sector in the Legal Documentation of China’s Accession to the WTO (Bao Jian Ban Fa 2002 No. 14), the related requirements that the foreign investor to establish a foreign-funded insurance brokerage company in China should have a history of business operations of more than 30 years in any WTO member states, have maintained a representative office in China for a period of at least two consecutive years, and have a total asset of not less than US$200 million in the year immediately prior to the application, shall not longer be applicable.

Regulations Related to Telecommunications Service and Online Trading

The Measures on Telecommunications Business Operating Licenses (2017 Revision), or the Telecom License Measures, which was promulgated by the Ministry of Industry and Information Technology on March 1, 2009 and last amended on July 3, 2017, requires that any approved telecommunications services provider shall conduct its business in accordance with the specifications in its license for value-added telecommunications services, or VATS License. The Administrative Measures on Internet Information Services (2011 Revision), which was promulgated on September 25, 2000 and amended on January 8, 2011 by the State Council, requires that commercial Internet information services providers, which mean providers of information or services to Internet users with charge, shall obtain a VATS License with the business scope of Internet information services, namely the Internet Content Provider License or the ICP License, from competent government authorities before providing any commercial Internet content services within the PRC. However, according to the 2019 Negative List/ the 2020 Negative List, the value-added telecommunications services carried on in PRC falls in the restricted category, and foreign investors cannot hold over 50% of equity interests in entities providing such services.

The Guiding Opinions of the Ministry of Commerce on Online Transactions (Provisional), which was promulgated and implemented on March 6, 2007, aims to regulate online transactions, assist and encourage participants to carry out online transactions, alert and prevent transaction risks, and provide guiding requirements on the basic principles for online transactions, the entering into of contracts by participants of online transactions, and the use of electronic signatures, online payments and advertising.

The Administrative Measures for On-line Trading, which was promulgated on February 17, 2014 and implemented with effect from March 15, 2014, further specifies the relevant measures for protecting on-line consumers’ rights, especially with regard to after-sale service, privacy protection and standard contract management, diversifies the types of unjust competitions conducted by an operator through network or certain media, and clarifies the regulatory and administrative responsibilities of the industry and commerce administration bureaus at different levels.

Pursuant to the E-Commerce Law of the PRC, which was promulgated by the SCNPC on August 31, 2018 and took effect on January 1, 2019, an e-commerce operator shall register itself as a market entity, fulfill its tax obligations pursuant to the relevant laws and obtain the administrative approvals necessary for its business operation, shall also display the information about its business license and the administrative approvals obtained for its business operation, or the links to the webpages with such information in the prominent position on its homepage, and shall expressly indicate the methods and procedures for querying, correcting and deleting its users’ information or deregistering their accounts and shall not set irrational conditions for such purposes.

In the area of online trading, MICT and its operating subsidiaries are subject to the above-mentioned regulations because MICT’s and its operating subsidiaries plan on acting as operators of various online platforms for online transactions in relation to all of its business sectors.

In addition, to the laws and regulations applicable to China which are summarized above, as a BVI incorporated company, to the extent that Intermediate itself (rather than through its operating subsidiaries) were to conduct certain of the activities referenced above, consideration would need to be given to certain regulatory requirements of the BVI and whether any licenses in the BVI are required.

Employees

As of December 31, 2021, MICT had approximately 431 full-time employees, The Chinese companies had approximately 376 full-time employees. Of these employees, 107 were employed in marketing positions, 87 were employed in Customer Services & Risk positions and the remainder were employed in finance, research and development, management and administrative positions. The HK companies had approximately 48 full-time employees. Of these employees, 4 were employed in marketing positions, 11 were employed in Customer Services & Risk positions and the remainder were employed in finance, research and development, management and administrative positions. The Israeli companies had approximately 3 full-time employees in the finance department. The employees described above does not include Micronet’s employees, which is a separate company.

MICT has never experienced a work stoppage. To the best of MICT’s knowledge, MICT has good and sustainable relations with MICT’s employees, respectively. Israeli labor laws and regulations apply to all employees based in Israel. The laws principally address matters such as paid vacation, paid sick days, length of the workday, payment for overtime and severance payments upon the retirement or death of an employee or termination of employment under specified circumstances. The severance payments may be funded, in whole or in part, through a managers’ insurance fund or a pension fund. The payments to the managers’ insurance fund or pension fund toward severance amount to 8.3% of wages. Furthermore, Israeli employees and employers are required to pay predetermined sums to the National Insurance Institute of Israel. Since January 1, 1995, these amounts also include payments for health insurance.

Tingo, Inc.

Overview

Tingo, Inc. (“Tingo”), a Nevada corporation, was formed on February 17, 2015. Tingo’s shares trade on the OTC Markets trading platform under the symbol ‘TMNA’. Tingo acquired its wholly-owned subsidiary, Tingo Mobile PLC, a Nigerian public limited company (“Tingo Mobile”), in a share exchange with Tingo International Holdings, Inc., effective August 15, 2021. Tingo, including its subsidiary Tingo Mobile, is an agri-fintech company offering a comprehensive platform service through the use of smart phones — ‘device as a service’ (using Global System for Mobile communication (“GSM”) technology), which seeks to create a marketplace that enables subscribers, primarily within the agricultural sector (and other sectors) to manage their commercial activities of growing and selling fresh produce to market participants domestically in Nigeria. The Tingo ecosystem provides a ‘one stop shop’ solution that enables subscribers to manage features ranging from airtime top ups, bill payment services for utilities and other service providers, access to insurance services and micro finance to support their value chain from ‘seed to sale’. As of March 31, 2022, Tingo had approximately 9.3 million subscribers using its mobile phones, approximately 98% of whom also use Tingo’s Nwassa platform (www.nwassa.com).

Nwassa is believed to be Africa’s leading digital agriculture ecosystem that empowers rural farmers and agri-businesses by using proprietary technology that enables users to access markets in which they operate. Using Tingo’s ecosystem, farmers can ship produce from farms throughout Nigeria, in both retail and wholesale quantities. Tingo’s system provides real-time pricing, straight from the farms, which eliminates middlemen. The customers of Tingo users pay for produce bought using available pricing on the platform.

Although Tingo has a large retail subscriber base, its business model is essentially a business-to-business-to-consumer (“B2B2C”) model. Each of Tingo’s subscribers is a member of one of two large farmers’ cooperatives with whom Tingo has a contractual relationship, which facilitates the distribution of Tingo-branded smartphones into the various rural communities of user farmers/agri-workers. Through Tingo’s smartphones and proprietary applications imbedded in the phones, Tingo is able to provide a wider array of agri-fintech services and generate diverse revenue streams as described in more detail herein. In Q1 2020 Tingo sold 3.1 million handsets to a distributor based in Kenya, and in Q4 2021, Tingo sold an additional 2.9 million handsets to a third non-agricultural cooperative in Nigeria, the members of which have the option to register for the Nwassa platform, gaining access to Tingo’s services and becoming users of the Nwassa system.

Tingo is a leading technology and device-as-a-service platform aimed at accelerating digital commerce, targeting Africa’s Agritech and Fintech verticals in three principal ways:

1.      Tingo helps farmers acquire mobile phones through a three-year leasing plan, connecting them to mobile and data network through its own virtual mobile network;

2.      Tingo also connects farmers to markets, services and resources via Nwassa, its digital agri-fintech marketplace platform that commenced operations in 2020. Customers can also use the Nwassa platform to purchase airtime, pay for utilities, obtain mobile insurance, access loans through its brokerage service;

3.      Tingo is developing Tingo Pay — a B2B and B2C fintech app aimed at providing financial services to users inside and outside of the agriculture value chain services include mobile wallets, bill pay services, pier to pier lending, access in app e-commerce services, financial products including micro-insurance and pension products; and

4.      In H2 2022, Tingo intends to launch its SuperApp that will combine both Nwassa and TingoPay into a single platform/app that will make interoperability easier and more cost efficient. This integrated approach will deliver strong financial inclusion and provide access to the Banking System nationally to millions of our customers.

Tingo is bundling complete digitally inclusive ecosystems that promotes financial inclusion and delivers disruptive micro-finance solutions, empowers societies, produces social upliftment in rural communities and opens domestic and international opportunities.

We believe that a truly connected world will help contribute to a better global society. Tingo’s core focus areas are financial services/fintech and agritech delivered through our mobile devices on our voice and data packages. Tingo’s goal is to provide a best-in-class customer experience, support the domestic economies of its host countries and support technological and ﬁnancial inclusion to end the poverty premium.

Global Climate Change is challenging our productivity for sustainable production and Food Security. Social upliftment is a key area of global interest under the United Nations Sustainable development Goals (SDGs) and ESG impact investing. Tingo’s strategy and market execution provides an opportunity for Africa to be a core focal point to solve several key areas including Food Security. We do this through our unique Nwassa service model. We aim to deliver, in a tangible and measurable way, alignment and compliance with the key UN SDGs — Gender equality through upliftment of female entrepreneurship, financial inclusion, poverty alleviation and zero hunger.

Strategy

Tingo aims to be Africa’s leading agri-fintech player that transforms rural farming communities, allowing farmers to connect through Tingo’s proprietary platform to meet their complete needs, ranging from inputs, agronomy, off take and marketplace which delivers sustainable income in an impactful way.

•        ESG Initiatives.    Global climate change provides a challenge to sustainable production and food security. A key area of global interest under the United Nations Sustainable Development Goals (“SDGs”) and environmental, social and governance (“ESG”) impact investing is social upliftment. Tingo’s strategy and market execution naturally includes ESG principles and provides an opportunity to address SDGs, including food security, in Africa and globally. Tingo seeks to accomplish this primarily through its Nwassa service model. As noted above, Tingo aims to align with SDGs and related initiatives, such as gender equality through upliftment of female entrepreneurship, financial inclusion, poverty alleviation and zero hunger.

•        Strategic Initiatives.    Tingo opportunistically reviews potential partnerships and mergers and acquisitions. Tingo will seek to identify key strategic partners and potential acquisitions that Tingo believes can accelerate its expansion towards becoming the leading agri-fintech operator in Africa. Tingo believes that pursuing a select number of investments in the agri-tech, banking services and fintech sectors can provide a strong pathway to enhance Tingo’s proven activities in Nigeria across the African continent, and Tingo will continuously evaluate such opportunities.

•        As Tingo continues to grow, Tingo intends to develop further strategic relationships and projects related to enhancing and expanding its capabilities and the development of the services that Tingo offers.

•        Services.    Tingo generates income from services, including, but not limited to:

•        Mobile device leasing ‘Device-as-a-Service’ (three-year contracts);

•        Airtime and data top-ups;

•        Nwassa (Agri-marketplace platform and value added transaction services);

•        Utilities and other bill pay services through its electronic wallet solution; and

•        Cross-sell fees from referrals for insurance and lending services offered by strategic partners.

•        Key Strategies.    Tingo intends to achieve growth and build competitive advantages through the following key strategies:

•        Increasing the number of Tingo users in Nigeria, including through new partnerships with additional agricultural cooperatives;

•        Extending Tingo’s services to other African countries — these may include Uganda, Ghana, Malawi, Kenya, and Tanzania. The company is conducting a detailed review with its corporate advisors to determine how best it can optimize and develop market entry strategies based on its proven success in Nigeria;

•        In the medium term, expanding Tingo’s services to countries outside of Africa, including China

•        Pursuing opportunities for wholesale mobile phone sales to both agricultural and non-agricultural customers; and

•        Diversifying the Tingo customer base to include users outside of the agricultural sector.

General

Tingo’s core areas of focus are fintech and agri-tech services, delivered through its mobile devices and voice and data packages. Tingo’s goal is to provide a best-in-class customer experience, support the domestic economies of its host countries and support technological and financial inclusion for its users.

Tingo Mobile, with approximately 9.3 million subscribers and with no single direct competition at scale, is believed by management to be Nigeria’s leading technology and device-as-a-service platform aimed at accelerating digital commerce, especially in the country’s agri-tech and fintech verticals.

Tingo helps farmers acquire mobile phones through a specialized leasing plan, connecting them to mobile and data networks through its own virtual mobile network. Tingo connects farmers to markets, services, and resources via Nwassa, its digital agri-marketplace platform that commenced operations in 2020. Tingo intends to launch a new fintech application, Tingo Pay, during 2022. Tingo Pay will be a B2B and B2C mobile wallet fintech app which seeks to provide financial services to users inside and outside of the agriculture value chain. Among the services offered through Tingo Pay are mobile wallets, payment processing and access to specialist lenders, insurers, and pension products.

Tingo posted a total revenue of $865.9 million in 2021 with $327.1 million in operating income. In the first quarter of 2022, Tingo posted revenues of $257.1 million and gross profit of $153.2 million. An important highlight was the growth in contribution to total revenue from the high margin agri-fintech business line (Nwassa platform). In Q1 2022, Agri-Fintech revenue was $121.5 million, or 47.3% of total revenue, with mobile sales and leasing comprising the remainder. By comparison, during 2021, Agri-Fintech revenue was 22.9% of total revenue.

Tingo’s customers are highly engaged, and most are dependent on Tingo Mobile for the successful running and profitability of their small farms. This has allowed Tingo to maintain consistent customer retention since 2014, across three 36 month cycles at approximately 9.3 million customers.

In Nigeria, Tingo processes approximately $1 billion USD equivalent in gross transaction value (GTV) on a monthly basis (all transactions that take place via the platform are in local currency (Nigerian Naira (NGN)). Tingo expects to maintain or build on this level of transaction volume in the months and years ahead. These transactions include the sale of fresh produce, as well as value added lifestyle services such as airtime top-ups, utility bill payments, mobile talk and data and mobile phone insurance. All USD figured calculated using 414 NGN/USD exchange rate.

Tingo continues to focus its efforts on product development and enhanced user experience to reach more users and organizations. To that end, Tingo seeks to provide the latest mobile phone handsets at affordable prices and expand its areas of operations to encompass the everyday needs of its excising users and to attract new ones.

Operations and Business Model

A key challenge in Nigeria’s agricultural value chain is the weak link between rural small holder farmers and demand centers in urban areas. Tingo has developed the Nwassa platform to connect farmers directly with wholesale and retail purchasers, as well as experienced experts and suppliers. Farmers and farm cooperatives connect with brokers, arrange for storage and transportation of their produce, and ultimately obtain improved economic outcomes through higher product prices and lower storage and transportation losses. Since the launch of Nwassa, adoption and usage of the platform has grown rapidly.

Approximately 98% of Tingo’s customers are active users of the Nwassa platform, and the platform processes approximately $1 billion USD in gross transaction value (GTV) on a monthly basis. In addition, Tingo has invested in a cell-on-wheels platform to boost network and wireless coverage in regions with low wireless coverage in an effort to ensure its customers have consistent access to Tingo services and Nwassa whenever such is required.

Tingo’s business has grown substantially. Gross revenue from existing business lines has grown from $302 million USD to $865.9 million USD between 2017 and 2021. Operating income has grown each year since 2017, from $74 million to $327.1 million in 2021. Tingo believes that as its business continues to grow, Tingo is positioned to benefit from operating leverage and economies of scale. In particular, Tingo is able to provide incremental value-added services to its large customer base.

•        Customers.    Tingo has consistently maintained over 9.3 million customers since 2014, with a focus on supporting Tingo customers who primarily work in the agricultural sector. Tingo has been able to do this though a unique and efficient B2B2C business model. Tingo contracts with two core farming cooperatives who engage their large agricultural customers utilise Tingo’s products and services. Tingo’s customers are a mix of farmers (small holder and subsistence), and individuals who work in storage, transportation and logistics across the agricultural value chain. The number of customers stated above represents the number of mobile handset devices that have been distributed, in 3 year (36 month) contracts, to members of Tingo’s partner farmers’ cooperatives and those making monthly (36) repayments, via the cooperatives, to Tingo. Tingo then provides additional services to the members of the cooperatives as described herein, primarily through the Nwassa platform.

Contractually, Tingo engages with several farmers’ cooperatives to supply services to their members. Attrition or “churn” rates have been consistently less than 1% over the last three 36 month leasing cycles. The members of the farmers’ cooperatives have the option to sign up to Tingo’s non-cancellable agreements for a three-year repayment period. While these are non-cancelable agreements, there are instances whereby the farmers may cease making payments. However, as noted above, there has been a churn rate of less than 1% over a three-year cycle.

Below is a customer breakdown of farmers, which details the specific produce grown. Tingo uses this type of data to provide its users with offers and extension services that help to bolster their businesses and reduce post-harvest losses.

The table below details the states of Tingo’s customer count by crop and location. Many of these farmers cultivate multiple crops.

Produce Farmed	Number of Farmers (in thousands)	Number of States	State Names
Maize	2,674	1 – 5	Niger, Kaduna, Taraba, Plateau, and Adamawa.
Tomato	1,848	5 – 10	Jigawa, Katsina, Zamfara, Sokoto, Kaduna, Bauchi, Gombe, Taraba, Kano.
Cassava	1,774	>10	Imo, Ondo, Anambra, Kogi, Taraba, Cross River, Enugu, Ogun, Benue, Delta, and Edo.
Rice	1,477	1 – 5	Kebbi, Kano, Niger and Taraba
Groundnut	1,453	6 – 10	Niger, Kano, Kebbi, Sokoto, Katsina, Kaduna, Borno, Nasarawa, Bauchi, and Gombe
Pepper	1,155	6 – 10	Kaduna, Kano, Jigawa, Katsina, Sokoto, Plateau and Bauchi
Cashew	810	>10	Enugu, Oyo, Anambra, Kogi, Osun, Abia, Ondo, Imo, Ekiti, Ebonyi, Kwara and Nassarawa.
Yam	758	1 – 5	Taraba, Benue, Niger and Nassarawa
Sesame Seed	701	6 – 10	Kano, Nasarawa, Jigawa and Benue, Kano, Katsina, Kogi, Gombe, Kwara and Plateau
Garlic	98	6 – 10	Kano, Kaduna, Kebbi, Bauchi, Katsina and Zamfara
Sugar Cane	608	>10	Sokoto, Taraba, Niger, Kogi, Kwara and most northern states
Soybean	301	>10	Benue, Kaduna, Nasarawa, Kebbi, Kwara, Oyo, Jigawa, Borno, Bauchi, Lagos, Sokoto, Zamfara
Ginger	201	1 – 5	Kaduna, Gombe, Bauchi, Benue, Nassarawa.
Oil Palm	01	6 – 10	Cross River, Akwa Ibom, Bayelsa, Ogun, Rivers, Imo, Oyo, Abia, Edo, and Ogun

A number of Tingo’s customers work in other areas of the agriculture value chain. The charts below show the number of Tingo’s customers who work in transport and logistics, broken down by the state in which they are located.8

State	Number	State	Number
Abuja	900	Kano	839
Abia	260	Katsina	1050
Adamawa	2524	Kebbi	943
Akwa Ibom	290	Kogi	2965
Anambra	762	Kwara	3594
Bauchi	1743	Lagos	766
Bayelsa	892	Nassarawa	1682
Benue	504	Niger	5654
Borno	954	Ogun	482
Cross River	1832	Ondo	2765
Delta	67	Osun	1864
Ebonyi	376	Oyo	3985
Edo	652	Plateau	988
Ekiti	1890	Rivers	957
Enugu	876	Sokoto	1634
Gombe	793	Taraba	651
Imo	1557	Yobe	1027
Jigawa	389	Zamfara	324
Kaduna	3683	**TOTAL**	**53,114**

Customer count and activity on Tingo’s various platforms are key drivers of its revenue. Tingo currently generates revenue from the following sources:

•        Mobile phone leasing:    Tingo supplies mobile devices to its customers. Customers are provided a three-year lease term over which the cost of the device is paid.

•        Outright sales of mobile phones:    In 2020, Tingo sold 3.1 million handsets to a distributor based in Kenya, and in Q4 2021 Tingo sold an additional 2.9 million handsets to a non-agricultural cooperative in Nigeria. Tingo will likely seek to pursue similar sales opportunities in the future.

•        Commissions on mobile talk and data purchases:    Tingo earns a fixed percentage commission on the value of mobile airtime and data purchased on all Tingo Mobile devices. The commission is paid by Airtel, Tingo’s partner network operator.

•        Nwassa platform fees and commissions:    Tingo earns a fixed percentage commission on the value of transactions completed on its Nwassa platform. Examples of transactions completed on Nwassa include commodity trades, utility bill payments, airtime purchases (outside the Airtel network), insurance coverage purchases, and loans.

•        Tingo Pay commissions:    Beginning in H2 2022, Tingo aspires to earn a flat commission on transactions completed on Tingo Pay, which include credits into, and transfers from, the Tingo Pay wallet for purposes such as bill payments and peer-to-peer payments.

•        Mobile Phone Leasing.    Historically, Tingo has distributed over 31 million units of mobile handsets across Africa since 2013. These are a mix of leased phones and outright sales. Tingo believes it is well positioned to provide its installed customer base with new phones every three years. Each phone is pre-installed with Tingo applications which provides access to Tingo’s financial services and agricultural ecosystem. Tingo has a long-standing partnership with Airtel, a leading telecommunications services provider with headquarters in Lagos, Nigeria. Tingo’s handset production is outsourced to UGC

Technologies, a manufacturing hub in China and Tingo is exploring additional production partners. In Q4 2021, Tingo sold 2.9 million units to a third non-agricultural cooperative in Nigeria. In addition to mobile leasing customers, Tingo has seen a trend in 2022 of such outright sales customers also registering for the Nwassa platform service to gain access to airtime top up and utility pay services.

•        Mobile Voice and Data Service.    Through a Mobile Virtual Network agreement with Airtel, Tingo provides its customers with voice and data services. Each month its customers receive 2,500 airtime minutes, 10 free SMS text messages outside the Tingo network, 100 free SMS messages within the Tingo network and 500 MB data for a monthly access fee of circa $3.00 USD (using 414 USD/NGN exchange rate) per month. This fee is shared with Airtel, of which Tingo’s share (16%) equates to USD $0.48 per user per month.

•        Nwassa Platform.    Tingo’s proprietary platform, Nwassa, supports Nigeria’s agricultural value chain with market access and provides users with a variety of agri-tech and fintech services, including:

•        Access to agricultural markets for crops, packaging, warehousing, and cargo logistics

•        Digital wallet services, including sending and receiving domestic payments, monitoring cash flow in real time and securely holding money

•        Access to other third-party services such as utility bill payment, virtual airtime top-up, insurance services, and alternative lending solutions. For each third-party service or product purchased by its customers, Tingo receives an introducer fee or commission:

•        Utility bill payment, airtime sales and commodity sales: 4% commission

•        Insurance: 100 NGN per subscriber, the USD equivalent is $0.24 per subscriber using 414 NGN/USD exchange rate

•        Lending: Tingo receives a commission on each loan taken via the platform

•        Tingo Pay.    The Tingo Pay app is intended to be launched in the second half of 2022. Tingo Pay offers the following services:

•        Tingo wallet top-up

•        Peer-to-peer payments (including merchant payments at stores)

•        Utility and expense payments (e.g., airtime, broadband, cable, electricity, water, hotels, flights)

•        Pension payments

•        QR code payment services

The chart below summarizes the utilization of Tingo’s services by its users from 2017 through to the first half of 2022:

	2017	2018	2019	2020	2021	2022
Mobile phone leasing	9.3 million (from July 2017)	9.3 million	9.3 million	9.3 million	9.3 million	9.3 million
Mobile phone leasing customers using mobile talk and data services	93%	96%	97%	97%	97%	98%
Nwassa platform (percentage of mobile phone leasing customers using)	N/A	N/A	N/A	55%	55%	98%

Competition

In Nigeria, Tingo competes with a large number of mobile phone carriers. Current competitors may seek to intensify their investments in those markets and also expand their businesses into new markets. Competitive pressure from current or future competitors or Tingo’s failure to quickly and effectively adapt to a changing competitive landscape could adversely affect its growth. Current or future competitors may offer lower prices and enhanced features, and, as a result, Tingo may be forced to lower its prices and upgrade its phones and network in order to maintain its market share.

With respect to Tingo’s payment services, Tingo faces competition from financial institutions that offer payment processing services, debit and credit card service providers, other offline payment options and other electronic payment system operators, in each of the markets in which Tingo operates. Tingo expects competition to intensify in the future, as existing and new competitors may introduce new services or enhance existing services. New entrants tied to established brands may engender greater user confidence in the safety and efficacy of their services.

Tingo believes that developing and maintaining awareness of its brand is critical to achieving widespread acceptance of the Tingo network and is an important element in attracting new users. Furthermore, Tingo believes that the importance of brand recognition will increase as competition in its markets increases. Successful promotion of the Tingo brand will depend largely on the effectiveness of Tingo’s marketing efforts and Tingo’s ability to ensure that the Tingo network remains reliable, and useful at competitive prices. Brand promotion activities may not yield increased revenue, and even if they do, any increased revenue may not offset the expenses Tingo incurs in building its brand. If Tingo fails to successfully promote and maintain its brand or incurs substantial expenses in an unsuccessful attempt to promote and maintain its brand, Tingo may fail to attract new customers and cooperative partners or to grow or maintain its telecommunications network.

If Tingo fails to compete effectively, it may lose existing users and fail to attract new users, which could have a material adverse effect on Tingo’s business, financial condition, results of operations and prospects.

Market and Industry Trends

Africa is the second-largest continent by land mass and population. The continent is also the youngest by far, with a median age of 19.7 years for its 1.3 billion people in 2020. Tingo believes the building blocks for growth in Africa’s agriculture industry are in place and that Tingo is well positioned to participate in the growth of this key demographic segment.

In a report by The Economist, Sub-Saharan Africa’s population is growing at a pace of 2.7% per year, which is more than twice as fast as the populations of South Asia 1.2% and Latin America 0.9%. At the current growth rate, the continent’s population will double by 2050. Africa’s younger population represents a significant opportunity for growth in the demand for agricultural commodities. This younger generation is also being born into a “networked” world and is more comfortable using technology to achieve their goals. In addition, Africa’s governments are increasingly focused on improving business conditions for entrepreneurs and small businesses on the continent. Sub-Saharan Africa’s World Bank Doing Business rank has improved by approximately 20 points: from 45 in 2004 to 65 in 2020. This trend appears likely to continue and will encourage the establishment of new ventures across a variety of economic sectors, including agriculture.

Foreign direct investment (FDI) to African countries hit a record $83 billion in 2021, according to UNCTAD’s World Investment Report 2022 published on 9 June. This was more than double the amount reported in 2020, when the COVID-19 pandemic weighed heavily on investment flows to the continent. Despite the strong growth, investment flows to Africa accounted for only 5.2% of global FDI, up from 4.1% in 2020.Foreign direct investments into Africa will likely continue to help resolve significant infrastructure constraints and create value in the agricultural sector.

Nigeria is the largest economy and the most populous country in Africa and is therefore central to the continent’s growth. According to an Oxford Business Group 2021 report, agriculture accounts for 14% of total GDP in sub-Saharan Africa, and a majority of the continent’s population is employed in the sector. Agriculture is therefore central to African livelihoods as many of sub-Saharan Africans are small holder farmers and the FAO estimates that Africa holds 60% of the world’s uncultivated arable land.

In Nigeria, the agricultural industry employs 36% of the labour force and represents 22% of the country’s GDP according to a PWC report. Despite the scale of the agricultural industry in Nigeria, relative productivity remains disappointing. Nigeria’s suboptimal agricultural productivity is driven by several factors, including broken linkages to demand centers, inefficient capital allocation for the purchase of inputs, and underdeveloped and fragmented access to services. Tingo aims to play a significant role in resolving these issues.

Technology, Manufacturing and Distribution

Tingo continuously invests in its technology, data collection and analytics capabilities, operating primarily through Tingo-employed developers in Nigeria. Tingo’s research and development activities focus on the production, maintenance and operation of new and existing products and services. Tingo believes the development of its technology serves as an investment in future growth that will enhance consumer experience and satisfaction. Tingo may seek to increase investments into its technology and data capabilities in the future.

In March 2020, Tingo Mobile entered into a mobile phone procurement contract with UGC Technologies Company Limited, with located in Shenze Town, China. In January 2022, Tingo entered into an agreement with Bullitt Mobile Limited, based in Reading, England, who are a supplier of branded cellular telephone products and accessories. Tingo made the decision to diversify its supplier base given the many challenges experienced by companies with globally distributed supply chains through the Covid-19 pandemic.

UGC Technologies Company Limited and Bullitt Mobile Limited are Tingo’s sole suppliers of mobile phones at present. The procurement contract with UGC Technologies Company Limited allows Tingo to raise purchase orders in line with its customer demand and provides capacity to meet demand from wholesale customers. In addition, Tingo is exploring opportunities to establish relationships with other production partners.

Intellectual Property

Intellectual property rights are important to Tingo’s business. Tingo relies on copyright laws in the United States and other jurisdictions to establish and protect its intellectual property rights. However, these laws provide only limited protection. Although Tingo takes steps to protect its intellectual property rights, Tingo cannot be certain that the steps taken will be sufficient or effective to prevent unauthorized access, use or copying. Moreover, others may seek to infringe on, misappropriate, or otherwise violate Tingo’s intellectual property rights. Policing the unauthorized use of Tingo’s intellectual property rights can be difficult. The enforcement of Tingo’s intellectual property rights also depends on any legal actions Tingo may bring against any such parties being successful, but these actions are costly, time-consuming, and may not be successful, even when Tingo’s rights have been infringed, misappropriated, or otherwise violated.

In addition, aspects of Tingo’s platform and services include software covered by open-source licenses. The terms of various open-source licenses have not been interpreted by United States courts, and there is a risk that such licenses could be construed in a manner that imposes unanticipated conditions or restrictions on Tingo’s services.

Although Tingo relies on intellectual property rights in its business, Tingo also seeks to preserve the integrity and confidentiality of its intellectual property rights through appropriate technological restrictions, such as physical and electronic security measures.

See the section titled “Risk Factors” for a more comprehensive description of risks related to Tingo’s intellectual property rights.

Impact of COVID-19

In 2019, SARS-CoV-2, a highly contagious pathogen which causes COVID-19, coronavirus disease, or simply, the ‘coronavirus’, arose in Wuhan Province, China and spread to most of the world by the end of the first quarter of 2020. Throughout 2020, the spread of COVID-19 had a destabilizing effect on business and society globally, including labor shortages, supply chain disruptions, civil unrest, and unprecedented public borrowing to stimulate consumer economic activity. Although the global economy largely recovered from the slowdowns and interruptions of the first half of 2020, beginning in late 2020 and continuing throughout the remainder of 2021, new and more highly contagious strains of the virus appeared in different parts of the world, all of which were transmitted across the globe within a matter of weeks. The resurgence in infections and the introduction of these new strains, including the most recent Omicron strain in late 2021, have resulted in the return of certain travel restrictions and some proscriptions on social gatherings that were originally introduced in the early stages of the pandemic and had been relaxed in later 2020 or early 2021.

The highly contagious nature of the coronavirus has caused numerous private and public organizations to substantially alter the way in which they operate. Many such organizations have, to the extent possible, required employees to work remotely to reduce opportunities for contagion. Tingo is presently unable to predict either the potential near-term or longer-term impact that the coronavirus may have on its financial and operating results due to numerous uncertainties regarding the duration and severity of the crisis. Moreover, Tingo is unable to predict the effect that the economic dislocation caused by the coronavirus will have on Tingo’s efforts to grow its business internationally. The ultimate impact of the coronavirus pandemic is highly uncertain and subject to change, and Tingo’s business, results of operations, and financial condition have been and will likely continue to be impacted by future developments concerning the pandemic and the resulting economic disruption.

Impact of the Coronavirus in Africa.    While morbidity and mortality rates in Africa resulting from COVID-19 have been substantially lower than in other world regions, the economic effects have nevertheless been severe. The pandemic initially caused a drop in global demand and prices for African natural resource exports (especially oil and some minerals), disrupted trade and tourism, stemmed remittances from African workers abroad, and promoted local lockdown measures. Some African economies began to rebound in 2021, but the region is recovering more slowly than others due, in part, to African governments’ limited stimulus resources. The effects of increased poverty, food insecurity, and school closures (often without virtual alternatives) are likely to endure. In late 2021, scientists in South Africa provided genomic identification and notification to international health authorities of the new ‘Omicron’ variant first detected in Botswana. Public fatigue with infection control measures, the Delta variant, and low vaccination rates helped drive earlier waves of cases in many African countries in 2021. Omicron’s rapid spread prompted countries around the world to restrict travel from southern Africa. As access to testing has been low in many countries, some health experts posit that actual caseloads and mortality may be higher than previously reported. Although Tingo has managed to avoid a material disruption to its operations as a result of COVID-19, as of the date hereof, Tingo cannot predict the impact that the pathogen or its attendant economic effects will have on its business in 2022 or beyond.

Employees, Contract Personnel and Human Capital Resources

Tingo, Inc. employs approximately 10 executive, marketing, and administrative personnel, inclusive of its executive officers. Tingo’s wholly-owned subsidiary, Tingo Mobile PLC, has approximately 409 full-time employees, 38 part-time employees, and approximately 50,000 part-time, commission-based agents who work with Tingo’s two farmer’s cooperatives.

Tingo understands that its success depends on Tingo’s ability to attract, train and retain its employees. Tingo strives to attract, recruit, and retain employees through competitive compensation and benefit programs, learning and development opportunities that support career growth and advancement opportunities, and employee engagement initiatives that foster a strong company culture. Tingo also recognizes the importance of keeping its employees safe. In response to the COVID-19 pandemic, Tingo implemented changes that Tingo determined were in the best interest of its employees and have followed local government orders to prevent the spread of COVID-19.

Facilities

Tingo currently leases office space for Tingo Mobile in Ikoyi, Lagos, Nigeria with desk space for 300 people under a five-year lease.

Tingo owns two factories in Nigeria. The first factory is located on Lekki-Épé Express Way, Lagos, and sits on 166 acres of land and consists of seven buildings (warehouses) housing production machinery and a packaging line. The second factory is located on Airport Road, Lugbe, Abuja, and sits on 45 hectares of land and is primarily a warehouse facility. These factories were closed in January 2019 when Tingo’s manufacturing was outsourced to UGC Technologies Group in China. The factories were listed for sale in 2022.

In the United States, Tingo subleases office space in New York City on a month-to-month basis.

Government Regulations

U.S. Regulations

Tingo files reports with the SEC pursuant to Sections 13(a) and 15(d) of the Securities Exchange Act of 1934 (“Exchange Act”), all of which are subject to periodic examination and review by the SEC. Tingo’s quarterly and annual reports also require that Tingo’s principal executive officer and principal financial officer provide certifications, pursuant to the requirements of the Sarbanes-Oxley Act of 2002, regarding the appropriateness of Tingo’s financial statements and disclosures and to certify that they fairly present, in all material respects, the operations and financial condition of Tingo.

Tingo’s shares are currently traded on the OTC Markets platform under the symbol ‘TMNA.’ OTC Markets is a self-regulatory organization that requires issuers to provide certain levels of financial and operating disclosure, depending on the ‘tier’ on which their securities trade. The highest tier of OTC Markets is the OTCQX, which is typically reserved for issuers that are compliant with the reporting standards of the Exchange Act. Given the present concentration of Tingo’s share ownership, it has been classified by OTC Markets on the ‘pink’ tier. Tingo has recently made changes to its governance structure, including the creation of independent audit, compensation, and nominating and corporate governance committees. Tingo has also made changes to its public disclosures, including with respect to information available on Tingo’s website to shareholders and investors.

In addition, Tingo’s business is subject to telecommunications regulation and data protection laws as described below.

Telecommunications Regulation in Nigeria

NCC Act.    The primary statute and set of regulations governing the telecommunications sector in Nigeria is the Nigerian Communications Act (2003) (the “NCC Act”) and regulations made under it. Also relevant are the Wireless Telegraphy Act (1966), as amended (the “WT Act”), Cybercrimes (Prohibition Prevention, Etc.) Act (2015), the National Information Technology Development Agency Act (2007) and, to the extent that telecommunications companies may wish to use spectra ordinarily reserved for broadcast, the National Broadcast Commission Act (1992) and the respective regulations made under these statutes. The NCC Act is the key regulatory framework for the Nigerian telecommunications industry. The NCC Act stipulates rules relating to the classes of licenses, licensing processes and offenses for failure to comply with the provisions of the Act. It established the Nigerian Communications Commission (“NCC”) as a federal agency and regulator charged with the responsibility of facilitating investments in and entry into the Nigerian market for the provision and supply of communication services, equipment and facilities, granting and renewing communications spectrum and operating licenses and the promotion of fair competition in the communications.

Nigerian Communications Commission (NCC).    The NCC is the independent national regulatory authority for the telecommunications industry in Nigeria. It is responsible for stimulating investments in the sector and creating an enabling environment for competition among operators in the industry. The NCC is mandated to monitor all significant matters relating to the performance of all licensed telecommunications service providers and publish annual reports. The powers of the NCC range from the issuance of various licenses relating to the provision of communications services, equipment, and products, to regulating competition, issuing spectrum and numbering resources for the industry.

Licensing Framework for the Telecommunications Sector.    License requirement Section 32 of the NCC Act empowers the NCC to issue communication licenses for the operation and provision of communication services or facilities by way of class or individual license on such terms and conditions as the NCC may from time to time determine. No person can operate a telecommunications system or facility, or provide a communications service in Nigeria, unless authorized to do so under a communications license or exempted under regulations made by the NCC. The NCC also issues an ‘international sub-marine cable infrastructure landing station services license’, which allows the licensee to land, install, operate and manage submarine cable infrastructure in Nigeria. The license is typically for a period of 20 years or such other period as may be imposed by the regulator.

Technical Standards and Duties to End Customers.    The NCC Act and guidelines issued pursuant to it prescribe technical standards to which Tingo’s partner Airtel Nigeria is required to adhere. Under Section 130 of the NCC Act, the NCC must publish technical codes and specifications for telecommunication equipment and facilities to be used in Nigeria. It is an offense to use any technical equipment or system which hinders network inter-operability, or which compromises public safety. The NCC must also conduct type approval tests and issue certificates in respect of communications equipment and facilities to be used in Nigeria. It is an offense punishable by fine or imprisonment to sell or install any communications equipment or facilities without first obtaining the NCC’s type approval test certificate. The NCC regularly publishes technical standards applicable to all telecommunications equipment to be used in Nigeria on its website, as well as lists of approved handsets and telecommunications equipment that have been tested and approved by the NCC for use in Nigeria.

Universal Service Obligations.    The NCC Act empowers the NCC to design, manage and implement a universal service system that will promote widespread availability and usage of network services and application services throughout Nigeria. The NCC furthers this objective by encouraging the installation of network facilities and the provision of network services and applications to institutions in underserved areas and communities.

Federal Ministry of Communications.    The Federal Ministry of Communications is responsible for policy formulation as it pertains to the information and communications technology sector. Its policy direction drives activities and developments within the sector. The Federal Ministry of Communications is mandated to facilitate universal, ubiquitous and cost-effective access to communications infrastructure and to utilize information and communications for job creation, economic growth and transparency in governance.

Anti-Money Laundering Act and Anti-Money Laundering Regulations.    Section 1 of the Money Laundering (Prohibition) Act, 2011 (the “MLA”) provides that no body corporate shall, except in a transaction concluded through a financial institution, make or accept cash payment of a sum exceeding ₦10 million (approximately $27 thousand USD). Section 2 of the MLA places a reporting obligation on any body corporate transferring funds or securities exceeding $10 thousand USD or its equivalent to or from a foreign country. The relevant body corporate is required to report in writing, within seven days of the transaction, to the Central Bank of Nigeria and the Nigerian SEC.

Data Protection Laws in Nigeria

The Consumer Code of Practice Regulations.    The Consumer Code of Practice Regulations (2007) (the “CCP Regulations”) issued by the NCC regulates data protection in the telecommunications sector. The CCP Regulations obligate NCC licensees to take all steps reasonable to prevent the “inappropriate” and “inadvertent” disclosure of customers’ information. The CCP Regulations also prohibit the transfer of the information of customers to third parties except as consented to by the customers or as permitted or required by the NCC or other applicable legal or regulatory requirements. Licensees that collect customers’ information are required to adopt and implement a policy regarding the proper collection, use and protection of that information and ensure that other licensees to whom they disclose such information have adopted the consumer information policy.

The Nigeria Data Protection Regulations.    The Nigeria Data Protection Regulations (2019) (the “NDPR”) safeguard the rights of natural persons to data privacy and prohibit the manipulation of personal data. The NDPR applies to all transactions intended for the processing of personal data and the actual processing of personal data, notwithstanding the means by which the data processing is conducted or intended to be conducted, and in respect of natural persons present in Nigeria and natural persons residing in Nigeria or residing outside Nigeria but of Nigerian descent (the “Data Subject”). The NDPR imposes a duty of care on anyone entrusted with or in possession (“Data Controller”) of any information relating to a Data Subject (including but not limited to names, photographs, bank details, posts on social networking sites, and IP addresses) (“Personal Data”). A Data Controller will be held accountable for acts and omissions in respect of data processing and in accordance with the principles of handling Personal Data in the NDPR which are: (a) collection and procession of Personal Data in line with the specific, legitimate and lawful purpose consented to by the Data Subject; (b) adequacy, accuracy and non-prejudice of Personal Data; (c) storage during a reasonable period of need; and (d) security against all foreseeable hazards and breaches including but not limited to cyber-attack, manipulations and damage by exposure to natural elements.

The consent of the Data Subject must be obtained by the Data Controller before processing the Personal Data of the Data Subject. In obtaining consent, the specific purpose of collection must be made known to the Data Subject. The Data Controller has an obligation to ensure that consent is not obtained by fraud, coercion or undue influence. Consent should also not be sought, given or accepted in any circumstance that will engender the direct or indirect propagation of criminal acts or antisocial conduct.

Legal Proceedings

In Nigeria.    Tingo is, from time to time, involved in various de minimus legal proceedings before courts in Nigeria in the ordinary course of its business. None of these proceedings is expected to have a material effect upon Tingo’s financial condition or results of operations.

In the U.S.    On May 23, 2022, ClearThink Capital LLC, a Florida limited liability company claiming to be an investment banking firm (“ClearThink”), filed a complaint against the Company alleging a breach by Tingo of a purported non-circumvention agreement and an alleged obligation to pay ClearThink an investment banking fee in connection with the planned merger with MICT. The lawsuit seeks relief for breach of contract, a breach of the covenant of good faith and fair dealing, and unjust enrichment, and also seeks declaratory relief, injunctive relief, and an award of costs, attorneys’ fees, and expenses. We believe that this lawsuit, and the allegations included therein, are without merit, particularly in view of the fact that ClearThink and its Managing Director, Craig Marshak, failed to disclose to Tingo their lack of a required broker-dealer license, or that Robert S. Brown, the Chief Executive Officer of ClearThink, was subject to an Order from the SEC suspending him from practicing before the Commission. While the outcome of the lawsuit cannot at this time be predicted with certainty, we do not expect that the proceeding will have a material effect upon Tingo’s financial condition or results of operations. From time to time, Tingo may be subject to other legal proceedings and claims in the ordinary course of business, but Tingo is not currently subject to any other legal proceedings in the United States.

MICT Merger Sub, Inc.

Merger Sub was formed by MICT solely in contemplation of the combination, has not conducted any business and has no assets, liabilities or obligations of any nature other than as set forth in the merger agreement. Merger Sub’s principal executive offices are located at 28 West Grand Avenue, Suite 3, Montvale, New Jersey 07645, and its telephone number is (201) 225-0190.

Executive Compensation

The following is a discussion and analysis of compensation arrangements of Tingo’s named executive officers (“NEOs”).

Compensation Discussion and Analysis

The following provides information about Tingo’s compensation policy for its NEOs. Tingo’s Compensation Committee determines the compensation terms for its Chief Executive Officer and other NEOs. This section explains how compensation decisions were made for Tingo’s NEOs during fiscal year 2021. The discussion below also addresses the principal elements of Tingo’s approach to executive compensation.

Tingo’s NEOs are compensated with a view to satisfying two objectives: (i) compensating Tingo’s NEOs appropriately for their contributions to Tingo’s growth, profitability and other goals and objectives; and (ii) linking the interests of Tingo’s NEOs to the long-term interests of Tingo’s equity owners. The compensation terms for Tingo’s NEOs generally recognize both short-term and long-term success, but these compensation arrangements also emphasize rewarding the intermediate and long-term performance of Tingo’s NEOs, as measured by Tingo’s performance and relative shareholder return.

Prior to the fourth quarter of 2021, most of Tingo’s compensation arrangements with its NEOs consisted primarily of two elements: base salary and a possible annual cash bonus. Tingo has also added equity incentives for certain of its NEOs as more particularly described herein. In addition, while Tingo has offered participation to its NEOs in a defined contribution retirement plan pursuant to their agreements with Tingo, the NEOs have yet to avail themselves of any such benefits.

On October 6, 2021, Tingo’s board of directors adopted Tingo’s 2021 Equity Incentive Plan (“Incentive Plan”), which is described in more detail herein. On October 14, 2021, Tingo granted awards of restricted stock under the Incentive Plan to certain of the NEOs in the aggregate amount of 30,000,000 shares of Class A common stock. In addition, effective April 1, 2022, Tingo granted an additional award of 4,000,000 shares of Class A common stock to one of the NEOs. Generally, these awards are subject to a vesting requirement from the date of the grant and ending on October 14, 2023. With respect to the 10,000,000 shares granted to Tingo’s Chief Executive Officer under the Incentive Plan, Tingo’s Compensation Committee determined to fully vest these shares on December 24, 2021.

In addition to the awards of restricted stock to Tingo’s NEOs described above, Tingo also pays base cash compensation to its NEOs, which constitutes the bulk of their total cash remuneration. While the initial base compensation of Tingo’s NEOs is determined by assessing competitive market levels, the factors used in determining changes to their base compensation include individual performance, changes in role and/or responsibility and changes in the competitive market environment. Tingo may pay annual cash bonuses to its NEOs. The amounts of such cash bonuses are determined by the individual agreements with Tingo’s NEOs, by the Tingo Chief Executive Officer, or by the Compensation Committee on a discretionary basis. Tingo has employment agreements with each of its NEOs, and, effective with the closing date, each NEO will enter into a new employment agreement with the combined company. The terms of the existing employment agreements between Tingo and its NEOs and the terms of the employment agreements which the NEOs will enter into effective with the closing date are summarized beginning on page 118 of this proxy statement/prospectus.

In determining the structure of Tingo’s executive compensation policies and the appropriate levels of incentive opportunities, Tingo’s Compensation Committee considers whether the policies reward reasonable risk-taking and whether the incentive opportunities achieve the proper balance between the need to reward employees and the need to protect shareholder returns. Tingo believes that its focus on total compensation provides incentives to create long-term value for shareholders while taking thoughtful and prudent risks to grow the company.

Summary Compensation Table

The following table summarizes the total compensation that Tingo paid during the fiscal years ended December 31, 2021, 2020, and 2019 to the NEOs, who are the Chief Executive Officer, Chief Financial Officer, and Tingo’s next three most highly compensated executive officers.

Name and Principal Position	Year	Salary(1)	Cash Bonus	Stock Awards(2)	All Other Compensation	Total
Dozy Mmobuosi –	2021	$253,356	$—	$40,000,000	$—	$40,253,356
Chief Executive Officer(3)	2020	—	—	—	—	—
	2019	—	—	—	—	—

Christopher Cleverly –	2021	$187,671	$—	$3,100,000	$—	$3,287,671
President	2020	—	—	—	—	—
	2019	—	—	—	—	—

Dakshesh Patel –	2021	$187,671	$—	$3,100,000	$—	$3,287,671
Chief Financial Officer	2020	—	—	—	—	—
	2019	—	—	—	—	—

Kenneth Denos –	2021	$159,123	$—	$—	$—	$159,123
EVP and General Counsel	2020	—	—	—	—	—
	2019	—	—	—	—	—

Rory Bowen –	2021	$63,339	$—	$1,333,333	$—	$1,096,672
Chief of Staff(3)	2020	—	—	—	—	—
	2019	—	—	—	—	—

Ratanaphon Wongnapahant –	2021	$—	$—	$—	$—	$—
Chief Executive Officer	2020	—	—	—	—	—
	2019	—	—	—	—	—

Wai Hok Fung –	2021	$—	$—	$—	$—	$—
President	2020	75,000	—	—	—	75,000
	2019	17,885	—	—	—	17,885

Derek Chantri –	2021	$—	$—	$—	$—	$—
Chief Financial Officer	2020	22,998	—	—	—	22,998
	2019	5,799	—	—	—	5,799

____________

(1)      All cash salaries of Tingo’s NEOs in 2021 were accrued and were recorded as compensation payable at December 31, 2021.

(2)      These amounts reflect the vested portion of stock awards made during 2021 and are based upon the trading price of Tingo common stock on OTC Markets as of the relevant vesting date in 2021.

(3)      Salary amounts expressed in $USD at the spot USD-GBP exchange rate as of December 31, 2021.

Employment Agreements

Mmobuosi Employment Agreement

On March 1, 2022, Tingo entered into a 24-month Executive Employment Agreement with Dozy Mmobuosi, its Chief Executive Officer, with an effective date of August 15, 2021. The Agreement provides for a base salary of $680,000 per annum, together with bonuses of up to twice his annual base salary then in effect and equity incentives, all as determined by the Compensation Committee of the Tingo board of directors. If Mr. Mmobuosi’s employment is terminated without cause, he will be entitled to a severance payment equal to his annual base salary then in effect, together with any bonus payments made during the twelve months prior to termination.

Cleverly Employment Agreement

On March 1, 2022, Tingo entered into an Executive Service Agreement with Christopher Cleverly, its President, with an effective date of August 15, 2021. The Service Agreement provides for a base salary of $500,000 per annum, together with bonuses of common stock purchase options, with an exercise price of $4.00 per share, of up to five percent (5%) of the company’s outstanding shares, the quantum of which depends upon the trading price of Tingo’s shares during the 36-month period following the effective date. Mr. Cleverly is further entitled to a severance payment equal to his annual base salary then in effect if his Service Agreement is terminated without cause.

Patel Employment Agreement

On March 1, 2022, Tingo entered into an Executive Service Agreement with Dakshesh Patel, its Chief Financial Officer, with an effective date of August 15, 2021. The Service Agreement provides for a base salary of $500,000 per annum, together with bonuses of common stock purchase options, with an exercise price of $4.00 per share, of up to five percent (5%) of the company’s outstanding shares, the quantum of which depends upon the trading price of Tingo’s shares during the 36-month period following the effective date. Mr. Patel is further entitled to a severance payment equal to his annual base salary then in effect if his Service Agreement is terminated without cause.

Denos Employment Agreement

On March 1, 2022, Tingo entered into a 24-month Executive Employment Agreement with Kenneth Denos, its Executive Vice President and General Counsel, with an effective date of September 1, 2021. The Agreement provides for a base salary of $480,000 per annum, together with bonuses of up to twice his annual base salary then in effect and equity incentives, all as determined by the Compensation Committee of the Tingo board of directors. If Mr. Denos’s employment is terminated without cause, he will be entitled to a severance payment equal to his annual base salary then in effect, together with any bonus payments made during the twelve months prior to termination.

Bowen Employment Agreement

On March 1, 2022, Tingo entered into a 24-month Executive Employment Agreement with Rory Bowen, its Chief of Staff, with an effective date of August 15, 2021. The Agreement provides for a base salary of $170,000 per annum, together with bonuses of up to twice his annual base salary then in effect and equity incentives, all as determined by the Compensation Committee of the Tingo board of directors. If Mr. Bowen’s employment is terminated without cause, he will be entitled to a severance payment equal to his annual base salary then in effect, together with any bonus payments made during the twelve months prior to termination.

Effective with the closing date, each of the NEOs below will waive his right to compensation under his existing Employment Agreement, with the exception of accrued but unpaid base salary, and enter into a new employment agreement (“New Employment Agreement”) with the combined company, the terms of which are described below. The following sets forth a summary of certain material features of each New Employment Agreement, and is qualified in its entirety by the text of each New Employment Agreement, as applicable, the forms of which are filed as exhibits to the registration statement of which this proxy statement/prospectus forms a part.

Mmobuosi New Employment Agreement

On [•] [•], 2022, Tingo, Inc. (the “Company”) and Tingo Global, Inc. (“Parent”) entered into an Executive Employment Agreement with Dozy Mmobuosi (the “Mmobuosi Employment Agreement”), which agreement is effective as of the consummation of the merger. Pursuant to the Mmobuosi Employment Agreement, Mr. Mmobuosi will serve as the Chief Executive Officer of Parent, the Company, and for other controlled or wholly-owned subsidiaries of the Parent, including any subsidiaries of any such subsidiary (collectively, the “Group”). The Mmobuosi Employment Agreement has a specified initial employment term of three (3) years from the effective date and is subject to automatic one-year renewal terms thereafter. Notwithstanding the foregoing, the Company may terminate Mr. Mmobuosi prior to the end of a term, with or without cause, and may also provide Mr. Mmobuosi with a notice of non-renewal of an employment term (a “Non-Renewal Notice”) at least ninety (90) days prior to the expiration of such term.

The Mmobuosi Employment Agreement provides for a base salary of GBP £900,000.00 per year, which amount shall be adjusted on an annual basis on the yearly anniversary of the effective date based on the U.K. Consumer Price Index (which increase will be no less than 5% per year). Pursuant to the agreement, Mr. Mmobuosi is eligible for an annual incentive bonus with a target set at no less than 150% of his annual base salary per fiscal year (the “Target Bonus”), subject to achievement of performance goals to be established by the Board of Directors of the Parent or compensation committee thereof (“Compensation Committee”). The Compensation Committee may increase the Target Bonus in its sole discretion. For any years of partial service, any annual bonus that Mr. Mmobuosi may be eligible to receive will be pro-rated based on the number of days he was employed during such year.

The Mmobuosi Employment Agreement also provides that Mr. Mmobuosi is eligible to participate in future awards of equity incentives offered to senior executives of the Group, which incentives will be granted pursuant to a compensation or incentive plan and governed by the terms of the award agreements under which such incentives are granted. The Mmobuosi Employment Agreement also provides that the Company will provide complete family health insurance to Mr. Mmobuosi and his family in an amount not to exceed GBP £1,000.00 per month. Mr. Mmobuosi is also eligible to participate in certain benefit plans made available to the Company’s senior executives and is entitled to twenty (20) days of vacation each year (with entitlement to the same sick leave and disability leave as other senior executive employees of the Group), in each case, in accordance with the Company’s policies.

If Mr. Mmobuosi is terminated because the Company provides him with a Non-Renewal Notice, or the Company terminates Mr. Mmobuosi without cause or he resigns for good reason (as such terms are defined in the Mmobuosi Employment Agreement), he will be entitled to receive as severance (in addition to accrued amounts): (i) a lump sum payment equal to 2x the sum of his then-current base salary and Target Bonus for the year in which his termination occurs and (ii) earned by unpaid prior year bonus (if any). If Mr. Mmobuosi’s employment terminates due to death or the Company terminates him due to disability, he will be entitled to receive as severance (in addition to accrued amounts): (i) earned by unpaid prior year bonus (if any), and (ii) a prorated portion of the annual bonus (if any) for the year in which his termination of employment occurs (determined based on actual performance). Mr. Mmobuosi’s right to receive these severance benefits is conditioned upon his timely execution of a release of claims in favor of the Company.

As a condition of employment, Mr. Mmobuosi is required to comply with customary restrictive covenants, including a covenant not to compete for the two (2) year period following his termination of employment; perpetual confidentiality; non-hire of employees or consultants of the Group who were engaged during the six-month period preceding Mr. Mmobuosi’s termination of employment; non-interference with customers, suppliers, or other business relations of the Group; assignment of intellectual property; and non-disparagement of the Group.

Patel New Employment Agreement

Conditional upon consummation of the merger, MICT has entered into an employment agreement with Dakshesh Patel. The new Executive Employment Agreement with Mr. Patel, as Chief Financial Officer of MICT, is based on a 24-month term commencing as of the effective time of the merger. The Agreement provides for a base salary of $500,000 per annum, together with bonuses of up to twice his annual base salary then in effect and equity incentives, all as determined by the Compensation Committee of the MICT board of directors. If Mr. Patel’s employment is terminated without cause, he will be entitled to a severance payment equal to his annual base salary then in effect, together with any bonus payments made during the twelve months prior to termination.

Denos New Employment Agreement

Conditional upon consummation of the merger, MICT has entered into an employment agreement with Kenneth Denos on substantially the same terms as his employment agreement with Tingo and serving in the same capacity with MICT. The new Executive Employment Agreement with Mr. Denos, as Executive Vice President and General Counsel of MICT, is based on a 24-month term commencing as of the effective time of the merger. The Agreement provides for a base salary of $480,000 per annum, together with bonuses of up to twice his annual base salary then in effect and equity incentives, all as determined by the Compensation Committee of the MICT board of directors. If Mr. Denos’s employment is terminated without cause, he will be entitled to a severance payment equal to his annual base salary then in effect, together with any bonus payments made during the twelve months prior to termination.

Bowen New Employment Agreement

Conditional upon consummation of the merger, MICT has entered into an employment agreement with Rory Bowen on substantially the same terms as his employment agreement with Tingo and serving in the same capacity with MICT. The new Executive Employment Agreement with Mr. Bowen, as Chief of Staff of MICT, is based on a 24-month term commencing as of the effective time of the merger. The Agreement provides for a base salary of $170,000 per annum, together with bonuses of up to twice his annual base salary then in effect and equity incentives, all as determined by the Compensation Committee of the MICT board of directors. If Mr. Bowen’s employment is terminated without cause, he will be entitled to a severance payment equal to his annual base salary then in effect, together with any bonus payments made during the twelve months prior to termination.

Tingo 2021 Equity Incentive Plan

On October 6, 2021, Tingo’s board of directors adopted the Incentive Plan, the purpose of which is to promote the interests of Tingo by encouraging directors, officers, employees, and consultants of Tingo to develop a long-term interest in the company, align their interests with that of Tingo’s stockholders, and provide a means whereby these stakeholders may develop a proprietary interest in the development and financial success of Tingo and its stockholders. The Incentive Plan is also intended to enhance the ability of the company and its subsidiaries to attract and retain the services of individuals who are essential for the growth and profitability of Tingo. The Incentive Plan permits the award of restricted stock, common stock purchase options, restricted stock units, and stock appreciation awards. The maximum number of shares of Tingo’s Class A common stock that are subject to awards granted under the Incentive Plan is 131,537,545 shares. The term of the Incentive Plan will expire on October 6, 2031. On October 12, 2021, Tingo’s stockholders approved the Incentive Plan and, since the adoption of the Incentive Plan, the Tingo Compensation Committee has granted awards of restricted stock under the Incentive Plan to certain directors, executive officers, employees, and consultants in the aggregate amount of 127,870,000 shares. The majority of the awards issued are subject to a vesting requirement over a 2-year period unless the recipient thereof is terminated or removed from their position without “cause”, or as a result of constructive termination, as such terms are defined in the respective award agreements entered into by each of the recipients and the company.

Since the adoption of the Incentive Plan, Tingo has chosen to utilize shares of restricted stock, rather than stock options or other equity-based incentive compensation, for its long-term incentive compensation. Tingo uses restricted stock awards to (i) attract and retain key officers and employees, (ii) enable its officers and employees to participate in the company’s long-term growth and (iii) link these persons’ compensation to the long-term interests of Tingo’s stockholders. Restricted stock awards allow Tingo to account for its Incentive Plan based on the price of Tingo’s common stock, fixed at the grant or vesting date of such award, resulting in a known maximum cost of such award under the Incentive Plan at the time of grant or vesting, as applicable. Each restricted stock award is for a fixed number of shares as set forth in an award agreement between the grantee and Tingo. Award agreements set forth time and/or performance vesting schedules and other appropriate terms and/or restrictions with respect to awards, including rights to dividends and voting rights.

Tingo’s Compensation Committee has been delegated responsibility by the Tingo board of directors to administer the Incentive Plan. Tingo’s Compensation Committee has also been delegated the authority to approve stock-based awards or other equity incentives permitted under the Incentive Plan to Tingo’s officers and employees. Tingo’s Compensation Committee is comprised of three directors who are independent under NYSE requirements. Tingo’s board of directors may revest its authority to administer or approve awards under the Incentive Plan at any time. Each time an award is granted to a NEO, Tingo’s Compensation Committee determines the terms of the award, including the performance period (or periods) and the performance objectives, if any, relating to the award.

Restricted Stock Awards under Tingo’s 2021 Equity Incentive Plan

On October 14, 2021, Tingo’s Compensation Committee approved the grant of an aggregate of 30,000,000 shares of restricted stock to its NEOs under the Incentive Plan. Effective April 1, 2022, Tingo’s Compensation Committee approved a further grant of 4,000,000 shares of restricted stock to Rory Bowen, Tingo’s Chief of Staff. Specific performance factors that the Compensation Committee considered in determining the granting of restricted stock to Tingo’s NEOs included, among other criteria, the achievement of financial and operational goals in 2021 and 2022, as applicable, and individual employee performance during this period in such areas as work ethic, proficiency and overall contribution to the company. No awards of restricted stock or other equity incentives were made to Tingo’s NEOs prior to the awards granted in October 2021.

The following NEOs were granted awards of restricted stock under the Incentive Plan in 2021 and 2022, as applicable:

On October 14, 2021, Dozy Mmobuosi was granted 10,000,000 shares of Tingo Class A common stock, all of which were fully vested on December 24, 2021.

On October 14, 2021, Christopher Cleverly was granted 6,000,000 shares of Tingo Class A common stock, 2,000,000 shares of which vested at the time of the grant, with the remaining 4,000,000 shares vesting ratably over the two-year period ended October 14, 2023.

On October 14, 2021, Dakshesh Patel was granted 6,000,000 shares of Tingo Class A common stock, 2,000,000 shares of which vested at the time of the grant, with the remaining 4,000,000 shares vesting ratably over the two-year period ended October 14, 2023.

On October 14, 2021, Kenneth Denos was granted 6,000,000 shares of Tingo Class A common stock, 2,000,000 shares of which vested at the time of the grant, with the remaining 4,000,000 shares vesting ratably over the two-year period ended October 14, 2023.

On October 14, 2021, Rory Bowen was granted 2,000,000 shares of Tingo Class A common stock, 667,000 of which vested at the time of the grant, with the remaining 1,333,000 shares vesting ratably over the two-year period ended October 14, 2023. On April 1, 2022, Rory Bowen was awarded an additional grant of 4,000,000 shares of Tingo Class A common stock, 2,000,000 shares of which are scheduled to vest on October 14, 2022, with the remaining 2,000,000 shares scheduled to vest on October 14, 2023.

To the extent that any portion of the foregoing awards of restricted stock issued on October 14, 2021 vested at the time of the grant, these restricted shares of stock were valued at $1.55, the closing price of Tingo’s common stock on OTC Markets on the grant date. None of the shares that are the subject of the award of 4,000,000 shares of restricted stock to Rory Bowen on April 1, 2022 vested as of the grant date. None of these shares of restricted stock may be sold, assigned, transferred, pledged, hypothecated, or otherwise encumbered or disposed of prior their vesting date, and, if any of the forfeiture conditions set forth in the award agreement entered into with the NEO occur prior to vesting of any portion of these restricted shares, all rights of the NEO to such shares will terminate, without further obligation on the part of the company.

With respect to the grant of 10,000,000 restricted shares to Mr. Mmobuosi on October 14, 2021, Tingo’s Compensation Committee determined to vest these shares in their entirety on December 24, 2021.

Any portion of an award of restricted stock made to a NEO that has not vested shall be subject to forfeiture by such NEO in the event of either: (i) the NEO’s termination with Cause, or (ii) the failure of a NEO, either voluntarily or by reason of death or disability, to remain in Continuous Service to Tingo.

Pursuant to the respective award agreements entered into by Tingo with its NEOs:

‘Cause’ means (i) the NEO being guilty of willful misconduct on Tingo’s premises or elsewhere, whether during the performance of services for Tingo or not, which materially and negatively affects the business or reputation of Tingo; (ii) the NEO being found guilty or entering a plea of guilty or nolo contendere in a criminal court of a felony; or (iii) the NEO’s willful breach of duty or habitual neglect of duty in connection with such NEO’s duties as a director, officer, or employee of Tingo.

‘Continuous Service’ means the continuous uninterrupted service by the NEO as an officer, director, employee, or consultant of Tingo.

In the event of (i) the Constructive Termination of a NEO; or (ii) the termination of a NEO’s Continuous Service as a director, officer, or employee of Tingo occurs without Cause, all shares of restricted stock granted to the NEO shall immediately vest to the NEO and shall not be subject to forfeiture.

For purposes of the respective award agreements entered into by Tingo with its NEOs:

‘Constructive Termination’ means any of the following: (i) a material reduction in the NEO’s job, duties, or responsibilities, a change in the NEO’s reporting responsibilities or a change to the NEO’s title; (ii) without the NEO’s prior written approval, Tingo requires the NEO to relocate to a facility or location more than fifty (50) miles from the location from which the NEO was working for Tingo immediately before the required change of location; (iii) except as otherwise agreed by the NEO, any reduction of the NEO’s total compensation package in effect immediately prior to such reduction; (iv) any breach by Tingo of any material contractual obligation owed to the NEO which breach is not cured within ten (10) days following written notice; (v) if the NEO is also is a director of Tingo, the failure, without Cause, of Tingo or its Nominating and Corporate Governance Committee or equivalent nominating body to nominate the NEO as a director for the next election of directors by Tingo’s stockholders or, if so nominated, is not so reelected by the stockholders; or (vi) if the NEO is also a director of Tingo, the removal of the NEO from the Tingo Board of Directors by the stockholders of Tingo without Cause.

Annual Cash Incentive Awards

From time to time, Tingo’s NEOs are eligible for discretionary cash bonuses payable in respect of prior year performance and based upon metrics established by Tingo’s board of directors in its sole discretion. No discretionary cash bonuses were paid to Tingo’s NEOs in 2021.

Outstanding Equity Awards at End of Fiscal Year 2021

The following table sets forth the awards of restricted stock to Tingo’s NEOs for which forfeiture provisions have not lapsed and remain unvested and outstanding at December 31, 2021.

	Stock Awards
Name	Number of Shares of Stock that Have Not Vested(1)		Market Value of Shares of Stock that Have Not Vested(2)
Dozy Mmobuosi	—		$—
Christopher Cleverly	4,000,000		16,000,000
Dakshesh Patel	4,000,000		16,000,000
Kenneth Denos	6,000,000	(3)	24,000,000
Rory Bowen	1,333,333	(4)	5,333,332

____________

(1)      No restricted stock awards have been transferred.

(2)      Based on the closing trading price of Tingo’s Class A common stock on December 31, 2021.

(3)      On January 1, 2022, 2,000,000 shares of restricted stock granted to Mr. Denos became vested.

(4)      On April 1, 2022, Mr. Bowen was awarded an additional grant of 4,000,000 restricted shares of Tingo Class A common stock, none of which have vested.

Equity Awards Vested in Fiscal Year 2021

The following table sets forth information regarding shares of restricted stock granted to Tingo’s NEOs for which forfeiture provisions lapsed during 2021:

	Stock Awards
Name	Number of Shares Acquired on Vesting	Value Realized on Vesting(1)
Dozy Mmobuosi	10,000,000	$40,000,000
Christopher Cleverly	2,000,000	3,100,000
Dakshesh Patel	2,000,000	3,100,000
Kenneth Denos	—	—
Rory Bowen	666,667	1,033,333

____________

(1)      Value realized upon vesting is based on the closing trading price of Tingo’s Class A common stock on the relevant vesting date.

Potential Payments upon Termination or Change in Control

This section describes and quantifies the estimated compensation payments and other benefits to which Tingo’s NEOs would be entitled upon the occurrence of a change of control or certain termination conditions described in each such NEO’s individual agreement with the company, or Incentive Plan award agreement, as the case may be.

Severance under Employment Agreements

Dozy Mmobuosi — Chief Executive Officer.    In the event that Mr. Mmobuosi’s employment agreement with Tingo is not renewed or is terminated without cause as defined therein, he will be entitled to a severance payment equal to all bonuses earned or paid during the twelve months prior to termination and a further payment equal to the greater of (i) one year’s base salary then in effect, or (ii) his base salary for the remainder of his employment term.

Christopher Cleverly — President.    In the event that Mr. Cleverly’s employment agreement with Tingo is terminated without cause, he will be entitled to receive a severance payment equal to one year’s salary then in effect.

Dakshesh Patel — Chief Financial Officer.    In the event that Mr. Patel’s agreement with Tingo is terminated without cause, he will be entitled to receive a severance payment equal to one year’s salary then in effect.

Kenneth Denos — EVP and General Counsel.    In the event that Mr. Denos’s employment agreement with Tingo is not renewed or is terminated without cause as defined therein, he will be entitled to a severance payment equal to all bonuses earned or paid during the twelve months prior to termination and a further payment equal to the greater of (i) one year’s base salary then in effect, or (ii) his base salary for the remainder of his employment term.

Rory Bowen — Chief of Staff.    In the event that Mr. Bowen’s employment agreement with Tingo is not renewed or is terminated without cause as defined therein, he will be entitled to a severance payment equal to all bonuses earned or paid during the twelve months prior to termination and a further payment equal to the greater of (i) one year’s base salary then in effect, or (ii) his base salary for the remainder of his employment term.

Acceleration under Tingo’s 2021 Equity Incentive Plan

In the event that any one or more of Messrs. Mmobuosi, Cleverly, Patel, Denos or Bowen is dismissed, actually or constructively, or experiences a material reduction in his job, duties, title, responsibilities, or compensation, any unvested shares granted to him under the Incentive Plan shall vest on the date of the relevant occurrence.

Vesting Acceleration of Awards to NEOs

Prior to, and conditional upon the completion of, the merger, the Tingo compensation committee is expected to approve the vesting of all equity awards granted to Tingo’s NEOs, amounting to 17,333,334 shares of Tingo Class A common stock.

The following table summarizes the foregoing potential payments to Tingo’s NEOs upon termination:

Name	Severance/ Termination Payment(1)	Vesting of Stock Awards(2)	Total
Dozy Mmobuosi(3)	$675,000	$—	$675,000
Christopher Cleverly	$500,000	16,000,000	16,500,000
Dakshesh Patel	$500,000	16,000,000	16,500,000
Kenneth Denos	$480,000	24,000,000	24,480,000
Rory Bowen(3)	$168,750	5,333,332	5,502,082

____________

(1)      Excludes accrued vacation pay, sick days, or holidays, any health insurance contributions pursuant to the Consolidated Omnibus Budget Reconciliation Act (COBRA) or equivalent act in the United Kingdom, bonuses earned, or standard payments paid generally to employees of Tingo at termination.

(2)      Value realized upon vesting is based on the closing trading price of Tingo’s common stock on December 31, 2021.

(3)      Severance payment converted from UK Pounds Sterling into USD at the spot exchange rate on December 31, 2021.

With the exception of accrued but unpaid base salary, each of the NEOs has agreed to voluntarily waive their right to severance payments and bonuses under their employment agreements with Tingo.

The following table assumes that the consummation of the merger occurs on July 22, 2022.

Golden Parachute Compensation

Name	Cash ($)	Equity ($)(1)	Pension/NQDC ($)	Perquisites/ Benefits ($)	Tax Reimbursement ($)	Other ($)	Total ($)
Dozy Mmobuosi	—	—	—	—	—	—	—
Christopher Cleverly	—	2,760,000	—	—	—	—	2,760,000
Dakshesh Patel	—	2,760,000	—	—	—	—	2,760,000
Kenneth Denos	—	2,760,000	—	—	—	—	2,760,000
Rory Bowen	—	3,680,000	—	—	—	—	3,680,000

____________

(1)      Based on the closing trading price of $0.69 per share of Tingo’s Class A common stock on OTC Markets on July 22, 2022.

Transaction Bonus Agreements

Tingo is not party to any transaction bonus agreements with its NEOs.

Benefits and Perquisites

Tingo has offered certain of its NEOs and other full-time employees the opportunity to receive certain perquisites and general health and welfare benefits, which consist of life and health insurance benefits, and reimbursement for certain medical expenses.

Compensation of Directors

Prior to 2022, Tingo’s directors were compensated at the rate of $24,000 per annum, payable quarterly in arrears. Effective January 1, 2022, as compensation for services to Tingo, each independent director (as defined under NYSE standards) receives an annual fee of $36,000 paid quarterly in arrears, a fee of $3,000 for each meeting of the board or committee thereof attended in person, a fee of $1,500 for participation in each telephonic or videoconference meeting of the board or committee thereof, and reimbursement of all out-of-pocket expenses relating to attendance at such meetings. The chair of each of Tingo’s standing committees (audit, compensation, and nominating and governance) also receives an annual fee of $24,000, payable quarterly in arrears. Tingo may also pay other one-time or recurring fees to members of its board in special circumstances. Finally, each of Tingo’s directors has received shares of Tingo Class A common stock pursuant to the Incentive Plan, the vested amounts of which are shown in the director compensation table below.

In the case of Tingo’s two co-Chairmen, Tingo has a separate agreement with each Chairman regarding his services on the board. Tingo has agreed to pay its co-Chairman John J. Brown an annual fee of $200,000, payable quarterly in arrears, and has agreed to pay its co-Chairman Christophe Charlier an annual fee of $250,000, payable quarterly in arrears. Both of Tingo’s co-Chairmen were also recipients of awards of restricted stock under Tingo’s Incentive Plan, the vested amounts of which are shown in the director compensation table below.

Independent/non-officer directors earned or were paid an aggregate of $197,868 and $0 as cash compensation for their services for the years ended December 31, 2021 and 2020, respectively. Tingo also issued stock awards to its directors in 2021, the value of the vested portion of which was an aggregate of $9,816,666. The following table sets forth the cash and other forms of compensation that Tingo paid to each person who served as a director during 2021:

2021 Director Compensation Table

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)*	Option Awards ($)	All Other Compensation ($)	Total ($)
Current Independent Directors
John J. Brown(1)	58,630	—	—	—	58,630
Christophe Charlier(1)	73,288	1,033,333	—	—	1,106,621
Adewale Adebayo(1)	9,008	2,583,333	—	—	2,592,341
Gurjinder Johal(1)	10,455	—	—	—	10,455
Leslie Kasumba(1)	9,008	1,033,333	—	—	1,042,341
Onyekachi Onubogu(1)	9,008	2,583,333	—	—	2,592,341
Derrick Randall(1)	9,008	2,583,333	—	—	2,592,341

Former Independent Directors
Alexander Lightman(1)	9,008	—	—	—	—
Zoli Macanda-Simbodyal(1)	10,455	—	—	—	—
Bodin Kasemset	—	—	—	—	—
Wai Hok Fung	—	—	—	—	—

Current Interested Directors
Dozy Mmobuosi(2)	—	—	—	—	—
Christopher Cleverly(2)	—	—	—	—	—
Dakshesh Patel(2)	—	—	—	—	—

Former Interested Directors
Ratanaphon Wongnapachant	—	—	—	—	—

____________

*        Represents the portion of restricted stock awards issued pursuant to Tingo’s 2021 Equity Incentive Plan that became vested during 2021.

(1)      Cash fees earned by Tingo’s directors for their service on the board in 2021 were accrued and recorded as director fees payable at December 31, 2021.

(2)      In 2021, Messrs. Mmobuosi, Cleverly, and Patel received awards of restricted stock in connection with their roles as executive officers of Tingo. These restricted stock awards are described in more detail under ‘Restricted Stock Awards under Tingo’s 2021 Equity Incentive Plan’ beginning on page 122 above.

THE MICT SPECIAL MEETING

This joint proxy statement/prospectus is being provided to MICT stockholders in connection with the solicitation of proxies by the MICT board of directors for use at the MICT special meeting and at any adjournments or postponements thereof. MICT stockholders are encouraged to read this entire document carefully, including its annexes and the documents incorporated by reference herein, for more detailed information regarding the merger agreement and the transactions contemplated thereby.

Date, Time and Place of the MICT Special Meeting

The MICT special meeting is scheduled to be held virtually via live, audio-only webcast on            , 2022, beginning at            , Eastern Time.

The MICT special meeting will be held by means of remote communication via live webcast. There will not be a physical location. In light of continuing public health and travel concerns arising from the coronavirus (COVID-19) outbreak, MICT believes hosting a virtual meeting helps ensure the health and safety of its stockholders, the MICT board of directors and MICT management. MICT stockholders will be able to virtually attend and vote at the MICT special meeting by visiting            , which is referred to as the “MICT special meeting website.” MICT stockholders will need the 16-digit control number found on their proxy card in order to access the MICT special meeting website.

Matters to Be Considered at the MICT Special Meeting

The purpose of the MICT special meeting is to consider and vote on each of the following proposals, each of which is further described in this joint proxy statement/prospectus:

•        MICT Proposal 1 — MICT Merger Proposal:    To approve the issuance of shares of MICT common stock to Tingo stockholders in connection with the combination contemplated by the merger agreement;

•        MICT Proposal 2 — MICT Charter Amendment Proposal:    To approve and adopt an amendment to the MICT Restated Certificate of Incorporation in connection with the consummation of the combination;

•        MICT Proposal 3 — MICT Director Election Proposal:    To consider and vote upon the election of seven (7) directors, who, upon consummation of the combination, will constitute all the members of the board of directors of MICT;

•        MICT Proposal 4 — Nasdaq Proposal:    To consider and vote upon a proposal to approve, for purposes of complying with the applicable rules of Nasdaq, the issuance of shares of MICT common stock to the Tingo stockholders in accordance with the terms of the merger agreement;

•        MICT Proposal 5 — Equity Incentive Plan Proposal:    To approve and adopt the Equity Incentive Plan, a copy of which is attached to the proxy statement/prospectus as Annex H; and

•        MICT Proposal 6 — MICT Adjournment Proposal:    To approve the adjournment of the MICT special meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the MICT special meeting to approve the MICT merger proposal, MICT charter amendment proposal, the MICT director election proposal, the Nasdaq proposal and the Equity Incentive Plan proposal.

Approval of the MICT merger proposal, the MICT charter amendment proposal, the MICT director election proposal, the Nasdaq proposal and the Equity Incentive Plan proposal by MICT stockholders are conditions to the combination. Approval of the MICT adjournment proposal is not a condition to the obligation of either MICT or Tingo to complete the combination.

Only business within the purposes described in the MICT special meeting notice may be conducted at the MICT special meeting.

Recommendation of the MICT Board of Directors

After careful consideration, the MICT board of directors unanimously: (i) determined that the combination, on the terms and subject to the conditions set forth in the merger agreement, are advisable and fair to, and in the best interests of, MICT and its stockholders; and (ii) approved the merger agreement and the transactions contemplated thereby, including the merger. Accordingly, the MICT board of directors unanimously recommends that MICT’s stockholders vote “FOR” the MICT merger proposal, “FOR” the MICT charter amendment proposal, “FOR” the MICT director election proposal, “FOR” the Nasdaq proposal, “FOR” the Equity Incentive Plan proposal and the “FOR” the MICT adjournment proposal. See the section titled “The Combination — MICT’s Reasons for the Combination and Recommendation of the MICT Board of Directors.”

The MICT board of directors unanimously recommends that MICT stockholders vote:

•        MICT Proposal 1: “FOR” the MICT merger proposal;

•        MICT Proposal 2: “FOR” the MICT charter amendment proposal;

•        MICT Proposal 3: “FOR” the MICT director election proposal;

•        MICT Proposal 4: “FOR” the Nasdaq proposal;

•        MICT Proposal 5: “FOR” the Equity Incentive Plan proposal; and

•        MICT Proposal 6: “FOR” the MICT adjournment proposal.

Record Date for the MICT Special Meeting and Voting Rights

The record date to determine MICT stockholders who are entitled to receive notice of and to vote at the MICT special meeting or any adjournments or postponements thereof is            , 2022. At the close of business on the MICT record date, there were          shares of MICT common stock issued and outstanding and entitled to vote at the MICT special meeting.

Each MICT stockholder is entitled to one vote on each proposal for each share of MICT common stock held of record at the close of business on the MICT record date. Only MICT stockholders of record at the close of business on the MICT record date are entitled to receive notice of and to vote at the MICT special meeting and any and all adjournments or postponements thereof.

A complete list of MICT stockholders entitled to vote at the MICT special meeting will be available for inspection at MICT’s headquarters during regular business hours for a period of no less than 10 days before the MICT special meeting at 28 West Grand Avenue, Suite 3, Montvale, New Jersey 07645. If MICT’s headquarters are closed for health and safety reasons related to the COVID-19 pandemic during such period, the list of MICT’s stockholders will be made available for inspection upon request to MICT’s corporate secretary at 28 West Grand Avenue, Suite 3, Montvale, New Jersey 07645, subject to the satisfactory verification of stockholder status. The list of MICT stockholders entitled to vote at the MICT special meeting will also be made available for inspection during the MICT special meeting via the MICT special meeting website.

Quorum; Abstentions and Broker Non-Votes

A quorum of MICT stockholders is necessary to conduct business at the MICT special meeting. The presence in person or by proxy of the holders of a majority of the issued and outstanding shares of MICT common stock entitled to vote at the MICT special meeting will constitute a quorum. Shares of MICT common stock present at the MICT special meeting by virtual attendance via the MICT special meeting website or represented by proxy and entitled to vote, including shares for which a MICT stockholder directs an “abstention” from voting, will be counted for purposes of determining a quorum. However, because all of the proposals for consideration at the MICT special meeting are considered “non-routine” matters, shares held in “street name” will not be counted as present for the purpose of determining the existence of a quorum unless the MICT stockholder provides their bank, broker or other nominee with voting instructions for at least one of the proposals at the MICT special meeting. If a quorum is not present, the MICT special meeting will be adjourned or postponed until the holders of the number of shares of MICT common stock required to constitute a quorum attend.

Under Nasdaq rules, banks, brokers or other nominees who hold shares in “street name” on behalf of the beneficial owner of such shares have the authority to vote such shares in their discretion on certain “routine” proposals when they have not received voting instructions from the beneficial owners. However, banks, brokers or other nominees are not allowed under Nasdaq rules to exercise their voting discretion with respect to matters that are “non-routine.” This can result in a “broker non-vote,” which occurs on a proposal when (i) a bank, broker or other nominee has discretionary authority to vote on one or more “routine” proposals to be voted on at a meeting of stockholders, but is not permitted to vote on other “non-routine” proposals without instructions from the beneficial owner of the shares, and (ii) the beneficial owner fails to provide the bank, broker or other nominee with voting instructions on a “non-routine” matter. All of the proposals for consideration at the MICT special meeting are considered “non-routine” matters, and banks, brokers or other nominees will not have discretionary authority to vote on any matter before the MICT special meeting. As a result, MICT does not expect any broker non-votes at the MICT special meeting and if you hold your shares of MICT common stock in “street name,” your shares will not be represented and will not be voted on any matter unless you affirmatively instruct your bank, broker or other nominee how to vote your shares in accordance with the voting instructions provided by your bank, broker or other nominee. It is therefore critical that you cast your vote by instructing your bank, broker or other nominee on how to vote. Brokers will not be able to vote on any of the proposals before the MICT special meeting unless they have received voting instructions from the beneficial owners.

Required Votes

The vote required to approve each of the proposals listed below assumes the presence of a quorum at the MICT special meeting. As described above, MICT does not expect there to be any broker non-votes at the MICT special meeting.

Proposal	Required Vote	Effects of Certain Actions
MICT Proposal 1: MICT merger proposal

Approval requires the affirmative vote of a majority of votes cast on the MICT merger proposal as well as the affirmative vote of the holders of a majority of the stock having voting power present in person or represented by proxy at the MICT special meeting.

The failure to vote any shares present or represented by proxy at the MICT special meeting (including if a stockholder who holds shares in “street name” provides voting instructions for one or more other proposals) but not for the MICT merger proposal, or abstention from voting will be treated as a vote “AGAINST” the MICT merger proposal for the purposes of the requirement that the MICT merger proposal receive the affirmative vote of the holders of a majority of the MICT common stock having voting power present in person or represented by proxy at the MICT special meeting.

MICT Proposal 2: MICT charter amendment proposal	Approval requires the affirmative vote of the holders of MICT common stock representing at least a majority of the outstanding shares of MICT common stock entitled to vote.

The failure to vote, failure to instruct your bank, broker or other nominee to vote shares held in “street name” with respect to the MICT charter amendment proposal, or abstention from voting will be treated as a vote “AGAINST” the MICT charter amendment proposal, provided that a quorum is otherwise present at the MICT special meeting.

Proposal	Required Vote	Effects of Certain Actions
MICT Proposal 3: MICT director election proposal	Approval requires a plurality vote of the holders of MICT common stock having voting power present in person or represented by proxy at the MICT special meeting.

A plurality means that the individuals who receive the largest number of votes cast “FOR” are elected as directors. An MICT stockholder’s failure to vote by proxy or to vote in person at the MICT special will have no effect on the MICT director election proposal. You may vote “FOR” or “WITHHOLD” authority to vote for each of the director nominees with respect to the MICT director election proposal. “WITHHOLD” votes will be counted towards the number of shares of MICT common stock required to validly establish a quorum but will have no effect on the outcome of the vote on the MICT director election proposal.

MICT Proposal 4: Nasdaq proposal

Approval requires the affirmative vote of a majority of votes cast on the Nasdaq proposal as well as the affirmative vote of the holders of a majority of the stock having voting power present in person or represented by proxy at the MICT special meeting.

Any shares not present or represented by proxy (including due to the failure of a MICT stockholder who holds shares in “street name” through a bank, broker or other nominee to provide voting instructions with respect to any proposals at the MICT special meeting to such bank, broker or other nominee) will have no effect on the outcome of the Nasdaq proposal, provided that a quorum is otherwise present. An abstention or other failure of any shares present or represented by proxy to vote on the Nasdaq proposal will have the same effect as a vote “AGAINST” the Nasdaq proposal for purposes of the requirement that Nasdaq proposal receive the affirmative vote of the holders of a majority of the MICT common stock having voting power present in person or represented by proxy at the MICT special meeting. In addition, if a MICT stockholder who holds shares in “street name” through a bank, broker or other nominee provides voting instructions for one or more other proposals, but not for the Nasdaq proposal, it will have the same effect as a vote “AGAINST” the Nasdaq proposal.

Proposal	Required Vote	Effects of Certain Actions
MICT Proposal 5: Equity Incentive Plan proposal

Approval requires the affirmative vote of a majority of votes cast on the Equity Incentive Plan proposal as well as the affirmative vote of the holders of a majority of the stock having voting power present in person or represented by proxy at the MICT special meeting.

Any shares not present or represented by proxy (including due to the failure of a MICT stockholder who holds shares in “street name” through a bank, broker or other nominee to provide voting instructions with respect to any proposals at the MICT special meeting to such bank, broker or other nominee) will have no effect on the outcome of the Equity Incentive Plan proposal, provided that a quorum is otherwise present. An abstention or other failure of any shares present or represented by proxy to vote on the Equity Incentive Plan proposal will have the same effect as a vote “AGAINST” the Equity Incentive Plan proposal for purposes of the requirement that Equity Incentive Plan proposal receive the affirmative vote of the holders of a majority of the MICT common stock having voting power present in person or represented by proxy at the MICT special meeting. In addition, if a MICT stockholder who holds shares in “street name” through a bank, broker or other nominee provides voting instructions for one or more other proposals, but not for the Equity Incentive Plan proposal, it will have the same effect as a vote “AGAINST” the Equity Incentive Plan proposal.

MICT Proposal 6: MICT adjournment proposal	Approval requires the affirmative vote of the holders of a majority of the MICT common stock having voting power present in person or represented by proxy at the MICT special meeting.

The failure to vote any shares present or represented by proxy at the MICT special meeting (including if a stockholder who holds shares in “street name” provides voting instructions for one or more other proposals, but not for the MICT adjournment proposal), or abstention from voting will be treated as a vote “AGAINST” the MICT adjournment proposal.

Vote of MICT Directors and Executive Officers

As of            , 2022, the MICT record date, MICT directors and executive officers beneficially owned and were entitled to vote in the aggregate          shares of MICT common stock, which represented          % of the MICT common stock issued and outstanding on the MICT record date, including the shares covered by the voting agreement described below and entered into by and among MICT’s executive officers and directors (and certain of their respective affiliates), solely in their capacity as stockholders of MICT (the “MICT voting agreement”). For more information regarding the MICT voting agreement, see the section titled “Voting Agreements.” Pursuant to the voting agreement, MICT currently expects that all MICT directors and executive officers will vote their shares “FOR” the MICT merger proposal, “FOR” the MICT charter amendment proposal, “FOR” the MICT director election proposal, “FOR” the Nasdaq proposal, “FOR” the Equity Incentive Plan proposal and “FOR” the MICT adjournment proposal. See the section titled “Interests of MICT Directors and Executive Officers in

the Combination” in this joint proxy statement/prospectus and the arrangements described in MICT’s Revised Definitive Proxy Statement on Schedule 14A for MICT’s 2021 annual meeting of stockholders, filed with the SEC on December 26, 2021, which is incorporated by reference in this joint proxy statement/prospectus. For more information regarding the MICT voting agreement, see the section titled “Voting Agreements.”

Methods of Voting

Stockholders of Record

If you are a MICT stockholder of record, you may vote at the MICT special meeting by proxy over the internet or telephone or by mail, or by virtually attending and voting at the MICT special meeting via the MICT special meeting website, as described below.

•        By Internet:    To vote via the Internet, go to www.proxyvote.com to complete an electronic proxy card. You will be asked to provide the 16-digit control number from the proxy card you receive. Your vote must be received by 11:59 p.m. Eastern Time on            , 2022 to be counted. If you vote via the Internet, you do not need to return a proxy card by mail.

•        By Telephone:    To vote by telephone, dial          (the call is toll-free in the United States and Canada; toll charges apply to calls from other countries) and follow the recorded instructions. You will be asked to provide the 16-digit control number from the proxy card. Your vote must be received by 11:59 p.m., Eastern Time, on            , 2022 to be counted. If you vote by telephone, you do not need to return a proxy card by mail.

•        By Mail:    To vote by mail using the proxy card (if you requested paper copies of the proxy materials to be mailed to you), you need to complete, date and sign the proxy card and return it promptly by mail in the envelope provided so that it is received no later than            , 2022. The persons named in the proxy card will vote the shares you own in accordance with your instructions on the proxy card you mail.

•        Virtually via the MICT Special Meeting Website:    To vote at the MICT special meeting, visit          , where you can virtually attend and vote at the MICT special meeting. You will be asked to provide the 16-digit control number from the proxy card you receive in order to access the MICT special meeting website.

Unless revoked, all duly executed proxies representing shares of MICT common stock entitled to vote at the MICT special meeting will be voted at the MICT special meeting and, where a choice has been specified on the proxy card, will be voted in accordance with such specification. If you submit an executed proxy without providing instructions for any proposal, your shares will be voted “FOR” the MICT merger proposal, “FOR” the MICT charter amendment proposal, “FOR” the MICT director election proposal, “FOR” the Nasdaq proposal, “FOR” the Equity Incentive Plan proposal and “FOR” the MICT adjournment proposal.

Beneficial (Street Name) Stockholders

If you hold your shares of MICT common stock through a bank, broker or other nominee in “street name” instead of as a registered holder, you must follow the voting instructions provided by your bank, broker or other nominee in order to vote your shares. Your voting instructions must be received by your bank, broker or other nominee prior to the deadline set forth in the information from your bank, broker or other nominee on how to submit voting instructions. If you do not provide voting instructions to your bank, broker or other nominee for a proposal, your shares of MICT common stock will not be voted on that proposal because your bank, broker or other nominee does not have discretionary authority to vote on any of the proposals to be voted on at the MICT special meeting. See the section titled “The MICT Special Meeting — Quorum; Abstentions and Broker Non-Votes.”

If you hold your shares of MICT common stock through a bank, broker or other nominee in “street name” (instead of as a registered holder), you must obtain a specific control number from your bank, broker or other nominee in order to virtually attend and vote at the MICT special meeting via the MICT special meeting website. See the section titled “The MICT Special Meeting — Virtually Attending the MICT Special Meeting.”

Virtually Attending the MICT Special Meeting

If you wish to virtually attend the MICT special meeting via the MICT special meeting website, you must (i) be a MICT stockholder of record at the close of business on            , 2022, the MICT record date, (ii) hold your shares of MICT common stock beneficially in the name of a broker, bank or other nominee as of the MICT record date or (iii) hold a valid proxy for the MICT special meeting.

To enter the MICT special meeting website and virtually attend the MICT special meeting, you will need the 16-digit control number located on your proxy card. If you hold your shares of MICT common stock in street name beneficially through a broker, bank or other nominee and you wish to virtually attend the MICT special meeting via the MICT special meeting website, you will need to obtain your specific control number and further instructions from your bank, broker or other nominee. The 16-digit control number is also needed to access the list of MICT stockholders entitled to vote at the MICT special meeting during the time of the meeting.

If you plan to virtually attend and vote at the MICT special meeting via the MICT special meeting website, MICT still encourages you to vote in advance by the internet, telephone or (if you received a paper copy of the proxy materials) by mail so that your vote will be counted even if you later decide not to virtually attend the MICT special meeting via the MICT special meeting website. Voting your proxy by the internet, telephone or mail will not limit your right to virtually attend and vote at the MICT special meeting via the MICT special meeting website if you later decide to do so.

Revocability of Proxies

Any MICT stockholder giving a proxy has the right to revoke it at any time before the proxy is voted at the MICT special meeting. If you are a MICT stockholder of record, you may revoke your proxy by any one of the following actions:

•        by sending a signed written notice of revocation to MICT’s Corporate Secretary, provided such notice is received no later than the close of business on            , 2022;

•        by voting again over the internet or telephone as instructed on your proxy card before the closing of the voting facilities at 11:59 p.m., Eastern Time, on            , 2022;

•        by submitting a properly signed and dated proxy card with a later date that is received by MICT’s Corporate Secretary no later than the close of business on            , 2022; or

•        by virtually attending the MICT special meeting via the MICT special meeting website and requesting that your proxy be revoked, or virtually voting via the MICT special meeting website as described above.

Only your last submitted proxy will be considered.

Execution or revocation of a proxy will not in any way affect a MICT stockholder’s right to virtually attend and vote at the MICT special meeting via the MICT special meeting website.

Written notices of revocation and other communications relating to the revocation of proxies should be addressed to:

MICT, Inc.
Attn: Controller, Moran Amran
28 West Grand Avenue, Suite 3
Montvale, New Jersey 07645

If your shares of MICT common stock are held in “street name” and you previously provided voting instructions to your broker, bank or other nominee, you should follow the instructions provided by your broker, bank or other nominee to revoke or change your voting instructions. You may also change your vote by obtaining your specific control number and instructions from your bank, broker or other nominee and voting your shares at the MICT special meeting via the MICT special meeting website.

Proxy Solicitation Costs

MICT is soliciting proxies on behalf of the MICT board of directors. MICT will bear the entire cost of soliciting proxies from MICT stockholders. Proxies may be solicited on behalf of MICT or by MICT directors, officers and other employees in person or by mail, telephone, facsimile, messenger, the internet or other means of communication, including electronic communication. MICT directors, officers and employees will not be paid any additional amounts for their services or solicitation in this regard.

MICT will request that banks, brokers and other nominee record holders send proxies and proxy material to the beneficial owners of MICT common stock and secure their voting instructions, if necessary. MICT may be required to reimburse those banks, brokers and other nominees on request for their reasonable expenses in taking those actions.

MICT has also retained Morrow to assist in soliciting proxies and in communicating with MICT stockholders and estimates that it will pay Morrow a fee of approximately         , plus reimbursement for certain out-of-pocket fees and expenses. MICT also has agreed to indemnify Morrow against various liabilities and expenses that relate to or arise out of its solicitation of proxies (subject to certain exceptions).

Householding

SEC rules permit companies and intermediaries such as brokers to satisfy delivery requirements for proxy statements and notices with respect to two or more stockholders sharing the same address by delivering a single proxy statement or a single notice addressed to those stockholders. This process, which is commonly referred to as “householding,” provides cost savings for companies. MICT has previously adopted householding for MICT stockholders of record. As a result, MICT stockholders with the same address and last name may receive only one copy of this joint proxy statement/prospectus. Registered MICT stockholders (those who hold shares of MICT common stock directly in their name with MICT’s transfer agent) may opt out of householding and receive a separate joint proxy statement/prospectus or other proxy materials by sending a written request to MICT at the address below.

Some brokers household proxy materials, delivering a single proxy statement or notice to multiple MICT stockholders sharing an address unless contrary instructions have been received from the affected stockholders. Once you have received notice from your broker that they will be householding materials to your address, householding will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in householding and would prefer to receive a separate proxy statement or notice, or if your receiving multiple copies of these documents and you wish to request that future deliveries be limited to a single copy, please notify your broker.

MICT will promptly deliver a copy of this joint proxy statement/prospectus to any MICT stockholder who only received one copy of these materials due to householding upon request in writing to: MICT, Inc., Attn: Controller, Moran Amran, at 28 West Grand Avenue, Suite 3, Montvale, New Jersey 07645 or by calling (972) 9-8809935.

Adjournments

If a quorum is present at the MICT special meeting but there are insufficient votes at the time of the MICT special meeting to approve the MICT merger proposal, then MICT stockholders may be asked to vote on the MICT adjournment proposal. If a quorum is not present, the presiding officer may adjourn the special meeting, from time to time, without notice other than announcement at the meeting of the hour, date and place, if any, to which the meeting is adjourned, and the means of remote communications, if any, by which MICT stockholders and proxyholders may be deemed to be present in person and vote at such adjourned meeting. The presiding officer may also adjourn the meeting to another hour, date or place, even if a quorum is present.

At any subsequent reconvening of the MICT special meeting at which a quorum is present, any business may be transacted that might have been transacted at the original meeting, and all proxies will be voted in the same manner as they would have been voted at the original convening of the MICT special meeting, except for any proxies that have been effectively revoked or withdrawn prior to the time the proxy is voted at the reconvened meeting.

Assistance

If you need assistance voting or completing your proxy card, or if you have questions regarding the MICT special meeting, please contact Morrow, MICT’s proxy solicitor for the MICT special meeting, at:

Morrow Sodali LLC
470 West Avenue
Stamford, CT 06902
Tel: (800) 662-5200
Banks and brokers call (203) 658-9400
Email: MICT@investor.morrowsodali.com

MICT STOCKHOLDERS SHOULD CAREFULLY READ THIS JOINT PROXY STATEMENT/PROSPECTUS IN ITS ENTIRETY FOR MORE DETAILED INFORMATION CONCERNING THE MERGER AGREEMENT AND THE COMBINATION. IN PARTICULAR, MICT STOCKHOLDERS ARE DIRECTED TO THE MERGER AGREEMENT, WHICH IS ATTACHED AS ANNEX A HERETO.

MICT PROPOSAL 1: MICT MERGER PROPOSAL

This joint proxy statement/prospectus is being furnished to you as a MICT stockholder in connection with the solicitation of proxies by the MICT board of directors for use at the MICT special meeting. At the MICT special meeting, MICT is asking MICT stockholders to consider and vote upon a proposal to approve the combination of MICT and Tingo. Based on the number of shares of MICT common stock outstanding as of            , the latest practicable date prior to the date of this joint proxy statement/prospectus, MICT expects to issue approximately            million shares of MICT common stock to Tingo stockholders in connection with the combination. At the effective time of the merger, all of the capital stock of Tingo immediately prior to the closing, shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, in exchange for the right for each Tingo stockholder to receive its pro rata share of the merger consideration (as defined below), upon the terms and subject to the conditions set forth in the merger agreement and in accordance with the applicable provisions of the DGCL and NRS. As consideration for the merger, Tingosecurity holders collectively shall receive from MICT, in the aggregate, a number of shares of MICT common stock equal to the product of (a) 3.44444 and (b) the total number of issued and outstanding shares of MICT common stock, subject to any amounts of the consideration which is held in escrow. Based on the number of shares of MICT common stock outstanding as of            , the latest practicable date prior to the date of this joint proxy statement/prospectus, upon completion of the combination, the current MICT stockholders are expected to own approximately            22.5% of the outstanding shares of MICT common stock and former Tingo stockholders are expected to own approximately 77.5% of the outstanding shares of MICT common stock.

The MICT board of directors, after careful consideration, unanimously determined that the combination, on the terms and subject to the conditions set forth in the merger agreement, are advisable and fair to, and in the best interests of, MICT and its stockholders, and approved the merger agreement and the transactions contemplated thereby, including the merger.

The MICT board of directors unanimously recommends that MICT stockholders vote “FOR” the MICT merger proposal

Assuming a quorum is present at the MICT special meeting, approval of the MICT merger proposal requires the affirmative vote of a majority of votes cast on the MICT merger proposal as well as the affirmative vote of the holders of a majority of the stock having voting power present in person or represented by proxy at the MICT special meeting. Any shares not present or represented by proxy (including due to the failure of a MICT stockholder who holds shares in “street name” through a bank, broker or other nominee to provide voting instructions with respect to any proposals at the MICT special meeting to such bank, broker or other nominee) will have no effect on the outcome of the MICT merger proposal, provided that a quorum is otherwise present. An abstention or other failure of any shares present or represented by proxy to vote on the MICT merger proposal will be counted as a vote “AGAINST” the MICT merger proposal for the purposes of the requirement that the MICT merger proposal receive the affirmative vote of the holders of a majority of the MICT common stock having voting power present in person or represented by proxy at the MICT special meeting. In addition, if a MICT stockholder who holds shares in “street name” through a bank, broker or other nominee provides voting instructions for one or more other proposals, but not for the MICT merger proposal, it will have the same effect as a vote “AGAINST” the MICT merger proposal.

THE MICT BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT MICT STOCKHOLDERS VOTE “FOR” THE MICT MERGER PROPOSAL.

MICT PROPOSAL 2: MICT CHARTER AMENDMENT PROPOSAL

In accordance with the merger agreement, MICT is seeking to approve and adopt the amendment and restatement of the MICT Certificate of Incorporation in connection with the consummation of the combination and the share issuance to, among other things, (i) provide that the name of MICT will be changed to “Tingo Holdings, Inc.,” (ii) provide for the size and structure of the post-closing board of directors in accordance with Section 5.16 of the merger agreement, and (iii), in order to reflect the post-closing capital structure of the combined company, increase the number of authorized shares of MICT capital stock from 440,000,000 to          of which          shares will be common stock and          shares will be preferred stock. The form of the proposed amended and restated certificate of incorporation (the “Amended Certificate of Incorporation”) is attached as Annex E to this joint proxy statement/prospectus. The name of the combined company will reflect the merger with Tingo following the merger, and the size and structure of the post-closing board of directors of the combined company will reflect the desired leadership of the combined company following the merger. The additional authorized shares will provide MICT with a sufficient number of authorized shares to complete the combination and have additional authorized shares for future strategic business decisions as determined by the MICT board of directors.

All newly authorized shares of MICT common stock would have the same rights as the presently authorized shares of MICT common stock, including the right to cast one vote per share [and to participate in dividends when and to the extent declared and paid]. A number of additional shares of authorized MICT common stock are expected to be issued in connection with the combination, and the issuance of additional shares of authorized MICT common stock would be within the discretion of the board of directors of MICT, without the requirement of further action by stockholders unless such action is required under applicable law or the rules of any stock exchange on which MICT’s securities then may be listed. Requiring the stockholders to meet and approve each separate issuance of additional common stock would be time consuming and costly. Moreover, if stockholder authorization of additional common stock were postponed until a specific need arose, the delay could, in some instances, deprive MICT and its stockholders of opportunities otherwise available.

The MICT board of directors, after careful consideration, unanimously determined that the MICT charter amendment proposal, on the terms and conditions set forth in the form of the Amended Certificate of Incorporation attached as Annex E to this joint proxy statement/prospectus are advisable and fair to, and in the best interests of, MICT and its stockholders, and approved that the MICT charter proposal amendment be submitted to the MICT stockholders for approval.

The MICT board of directors unanimously recommends that MICT stockholders vote “FOR” the MICT charter amendment proposal.

Assuming a quorum is present at the MICT special meeting, approval of the MICT charter amendment proposal requires the affirmative vote of the holders of MICT common stock representing at least a majority of the outstanding shares of MICT common stock entitled to vote thereon. If a MICT stockholder fails to vote, fails to instruct its bank, broker, or other nominee to vote with respect to the MICT charter amendment proposal, or abstains from voting, it will have the same effect as a vote “AGAINST” the MICT charter amendment proposal.

THE MICT BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT MICT STOCKHOLDERS VOTE “FOR” THE MICT CHARTER AMENDMENT PROPOSAL.

MICT PROPOSAL 3: MICT DIRECTOR ELECTION PROPOSAL

Pursuant to the merger agreement, MICT has agreed to take all necessary action, including causing the directors of MICT to resign, so that upon consummation of the combination, the post-closing MICT board of directors will consist of seven (7) individuals, comprised of (i) five (5) directors designated by Tingo, at least three (3) of whom shall qualify as an independent director under the Securities Act and the listing standards of Nasdaq, and (ii) two (2) directors designated by MICT, at least one (1) of whom shall qualify as an independent director under the Securities Act and the listing standards of Nasdaq, in each case subject to each individual’s ability and willingness to serve and who shall serve until such individual’s successor is duly elected or appointed and qualified in accordance with applicable law.

MICT is proposing the election by stockholders of the following seven (7) individuals, who will take office upon consummation of the combination and who will constitute all the members of the post-closing MICT board of directors: Dozy Mmobuosi, John J. Brown, Christophe Charlier, Gurjinder Johal, Kenneth Denos, Darren Mercer and John Scott.

There are no family relationships among any of combined company’s directors and executive officers. Subject to other provisions in the charter amendment, the number of directors that constitutes the entire board of directors of the combined company will be fixed solely by resolution of the post-closing MICT board of directors. Each director of the combined company will hold office until the expiration of the term for which he or she is elected and until his or her successor has been duly elected and qualified or until his or her earlier resignation, death, disqualification or removal.

Subject to the rights of holders of any series of preferred stock with respect to the election of directors, a director may be removed from office by the stockholders of the combined company only for cause. Vacancies occurring on the board of directors of the combined company for any reason and newly created directorships resulting from an increase in the authorized number of directors may be filled only by vote of a majority of the remaining members of the board of directors of the combined company, although less than a quorum, or by a sole remaining director, and not by stockholders of the combined company. A person so elected by the board of directors of the combined company to fill a vacancy or newly created directorship will hold office until the next election of the class for which such director will have been chosen and until his or her successor will be duly elected and qualified.

If the MICT merger proposal is not approved, the MICT director election proposal will not be presented at the MICT special meeting. The appointments of directors resulting from the election will only become effective if the combination is completed.

The MICT board of directors knows of no reason why any of the nominees will be unavailable or decline to serve as a director. The information presented below is as of the record date and is based in part on information furnished by the nominees and in part from MICT’s and Tingo’s records.

The MICT board of directors, after careful consideration, unanimously determined that the MICT director election proposal is advisable and fair to, and in the best interests of, MICT and its stockholders, and approved that the MICT director election proposal be submitted to the MICT stockholders for approval.

The MICT board of directors unanimously recommends that MICT stockholders vote “FOR” the MICT director election proposal.

Assuming a quorum is present at the MICT special meeting, approval of the MICT director election proposal requires a plurality vote of the holders of MICT common stock having voting power present in person or represented by proxy at the MICT special meeting. A plurality means that the individuals who receive the largest number of votes cast “FOR” are elected as directors. An MICT stockholder’s failure to vote by proxy or to vote in person at the MICT special will have no effect on the MICT director election proposal. You may vote “FOR” or “WITHHOLD” authority to vote for each of the director nominees with respect to the MICT director election proposal. “WITHHOLD” votes will be counted towards the number of shares of MICT common stock required to validly establish a quorum but will have no effect on the outcome of the vote on the MICT director election proposal.

THE MICT BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT MICT STOCKHOLDERS VOTE “FOR” THE MICT DIRECTOR ELECTION PROPOSAL.

MICT PROPOSAL 4: NASDAQ PROPOSAL

MICT is proposing the Nasdaq proposal in order to comply with Nasdaq Listing Rules 5635(a) and (b). Under Nasdaq Listing Rule 5635(a), stockholder approval is required prior to the issuance of securities in connection with the acquisition of another company if such securities are not issued in a public offering and (A) have, or will have upon issuance, voting power equal to or in excess of 20% of the voting power outstanding before the issuance of common stock (or securities convertible into or exercisable for common stock); or (B) the number of shares of common stock to be issued is or will be equal to or in excess of 20% of the number of shares of common stock outstanding before the issuance of the stock or securities. Under Nasdaq Listing Rule 5635(b), stockholder approval is required prior to the issuance of securities when the issuance or potential issuance will result in a change of control.

Pursuant to the merger agreement, it is anticipated that MICT will issue to the Tingo securities holders as merger consideration in the combination            shares of MICT common stock.

If the Nasdaq proposal is adopted,            shares of MICT common stock are issued to the Tingo securities holders as merger consideration in the combination, it is anticipated that the Tingo securities holders will hold            % of the outstanding shares of combined company common stock immediately following closing. These percentages exclude outstanding warrants and assumes that (i) no awards are issued under the Equity Incentive Plan, and (ii) MICT does not engage in any other kind of equity financing prior to the closing.

The MICT board of directors, after careful consideration, unanimously determined that the Nasdaq proposal is advisable and fair to, and in the best interests of, MICT and its stockholders, and approved that the Nasdaq proposal amendment be submitted to the MICT stockholders for approval.

The MICT board of directors unanimously recommends that MICT stockholders vote “FOR” the Nasdaq proposal.

Assuming a quorum is present at the MICT special meeting, approval of the Nasdaq proposal requires the affirmative vote of a majority of votes cast on the Nasdaq proposal as well as the affirmative vote of the holders of a majority of the stock having voting power present in person or represented by proxy at the MICT special meeting. Any shares not present or represented by proxy (including due to the failure of a MICT stockholder who holds shares in “street name” through a bank, broker or other nominee to provide voting instructions with respect to any proposals at the MICT special meeting to such bank, broker or other nominee) will have no effect on the outcome of the Nasdaq proposal, provided that a quorum is otherwise present. An abstention or other failure of any shares present or represented by proxy to vote on the Nasdaq proposal will have the same effect as a vote “AGAINST” the Nasdaq proposal for purposes of the requirement that Nasdaq proposal receive the affirmative vote of the holders of a majority of the MICT common stock having voting power present in person or represented by proxy at the MICT special meeting. In addition, if a MICT stockholder who holds shares in “street name” through a bank, broker or other nominee provides voting instructions for one or more other proposals, but not for the Nasdaq proposal, it will have the same effect as a vote “AGAINST” the Nasdaq proposal.

THE MICT BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT MICT STOCKHOLDERS VOTE “FOR” THE NASDAQ PROPOSAL.

MICT PROPOSAL 5: EQUITY INCENTIVE PLAN PROPOSAL

In accordance with the merger agreement, MICT is seeking to approve and adopt the Equity Incentive Plan, a copy of which is attached to the accompanying joint proxy statement/prospectus as Annex H.

Overview

The MICT board of directors has unanimously approved the Equity Incentive Plan and has adopted the Equity Incentive Plan subject to the approval of its stockholders of this proposal. The purpose of the Equity Incentive Plan is to provide eligible employees, directors and advisors and consultants with the opportunity to receive stock-based incentive awards in order to encourage such persons to contribute materially to the combined company’s growth and align the economic interests of such persons with those of the combined company’s stockholders. MICT is seeking stockholder approval of the Equity Incentive Plan (i) in order for incentive stock options to meet the requirements of the Code, and (ii) in order to comply with Nasdaq listing rules.

The MICT board of directors believes that the approval of the Equity Incentive Plan by the stockholders will benefit the compensation structure and strategy of the combined company. The combined company’s ability to attract, retain and motivate top quality management, employees and non-employee directors is material to its success, and the MICT board of directors has concluded that this would be enhanced by its ability to make grants under the Equity Incentive Plan. In addition, the MICT board of directors believes that the interests of the combined company and stockholders will be advanced if the combined company can offer employees and non-employee directors the opportunity to acquire or increase their proprietary interests in the combined company.

Set forth below is a summary of the material terms of the Equity Incentive Plan. This summary is qualified in its entirety by reference to the complete text of the Equity Incentive Plan, a copy of which is attached to this proxy statement/prospectus as Annex J. MICT urges its stockholders to read carefully the entire Equity Incentive Plan before voting on this proposal.

If approved by the MICT stockholders, the Equity Incentive Plan will become effective upon the consummation of the merger.

Purpose of the Equity Incentive Plan

The purpose of the Equity Incentive Plan is to attract and retain employees, non-employee directors and other key advisors. The Equity Incentive Plan provides for the issuance of incentive stock options, non-qualified stock options, stock appreciation rights, stock units, performance shares, stock awards, dividend equivalents, other stock-based awards and substitute awards. The Equity Incentive Plan is intended to provide an incentive to participants to contribute to the combined company’s economic success by aligning the economic interests of participants with those of the combined company’s stockholders.

Requested Share Authorization

The Equity Incentive Plan authorizes the Compensation Committee of the MICT board of directors to provide incentive compensation in the form of options, restricted stock and stock units, performance shares and units, other stock-based awards and cash-based awards. Subject to adjustment as described below, the combined company will be authorized to issue up to 10%, or approximately [•] million, of the combined company’s shares of common stock under the Equity Incentive Plan. The total number of shares of common stock available for issuance under the Equity Incentive Plan are available to be granted as incentive stock options.

Summary of the Equity Incentive Plan

The following is a summary of the material features of the Equity Incentive Plan. This summary is qualified in its entirety by the full text of the Equity Incentive Plan, a copy of which is included as Annex J to this proxy statement/prospectus.

Type of Awards

The Equity Incentive Plan provides for the issuance of options (including non-statutory stock options and incentive stock options), stock appreciation rights (“SARs”), stock units, performance shares, stock awards, dividend equivalents, cash-based awards, other stock-based awards and substitute awards to employees, non-employee directors, and advisors and consultants of the company or its affiliates.

Administration

The Equity Incentive Plan will be administered by the Compensation Committee of the combined company’s board of directors, or another committee appointed by the combined company’s board of directors to administer the Equity Incentive Plan (for purposes of this Proposal No. 5, the “Committee”); provided that any grants to non-employee members of the combined company’s board of directors must be authorized by a majority of the combined company’s board of directors. The Committee must consist of directors who are “non-employee directors” as defined under Rule 16b-3(b)(3) promulgated under the Exchange Act and “independent directors,” as determined in accordance with the independence standards established by the stock exchange on which the common stock is at the time primarily traded. The Committee may delegate authority under the Equity Incentive Plan to one or more subcommittees as it deems appropriate.

The Committee will have full power and express discretionary authority to administer and interpret the Equity Incentive Plan, to make factual determinations and to adopt or amend such rules, regulations, agreements and instruments for implementing the Equity Incentive Plan and for the conduct of its business as it deems necessary or advisable, in its sole discretion.

Shares Subject to the Plan

Subject to adjustment, the Equity Incentive Plan authorizes the issuance of up to 10%, or approximately [•] million, of the combined company’s shares of common stock (after giving effect to the merger). All grants under the Equity Incentive Plan, other than dividend equivalents, will be expressed in shares of the combined company common stock.

Grants paid in cash will not reduce the number of shares available for issuance under the Equity Incentive Plan. If any options or SARs expire or are terminated, cancelled, forfeited, exchanged, or surrendered without having been exercised, or if any stock awards, stock units, performance shares, dividend equivalents or other stock-based awards are forfeited, terminated, or otherwise not paid in full, the shares of common stock subject to such awards, which have not been issued, will again be available for purposes of the Equity Incentive Plan. If shares of common stock are withheld in payment of the exercise price of an option or for purposes of satisfying minimum tax withholding with respect to grants made under the Equity Incentive Plan such shares will not be available for re-issuance or transfer under the Equity Incentive Plan. Upon the exercise of an option through share withholding or upon exercise of a SAR under the Equity Incentive Plan, for purposes of determining the number of shares of common stock available for issuance under the Equity Incentive Plan and the number of shares remaining available for exercise under the option or SAR, the number of shares will be reduced by the gross number of shares for which the option or SAR is exercised.

Individual Limits

The maximum aggregate number of shares of common stock with respect to which all grants, other than dividend equivalents, that may be made under the Equity Incentive Plan to any individual during any calendar year is [•] shares of common stock, subject to adjustment as described below. All cash payments (other than dividend equivalents) will be equal to the fair market value of the shares of common stock to which the cash payment relates.

The maximum number of shares of common stock subject to grants made during a fiscal year to any non-employee director, taken together with any cash fees paid by the company to such non-employee director during such fiscal year, will not exceed $500,000 in total value. For purposes of determining such limitation for non-employee directors, the value of grants will be based on the fair market value of the shares of common stock as of the date of grant for financial reporting purposes, including the value of any grants that are received in lieu of any annual cash retainers or other similar cash based payments and excluding the value of any dividend equivalent payments paid pursuant to any grant awarded in a previous fiscal year. The board of directors may approve grants or other compensation in excess of this limit, provided that all affected non-employee directors have recused themselves from such approval.

Adjustments

In connection with stock splits, stock dividends, recapitalizations and certain other events affecting common stock, the Committee will make adjustments as it deems appropriate in: the maximum number of shares of common stock reserved for issuance as grants; the maximum amount of awards that may be granted to any individual non-employee director in any year; the number and kind of shares covered by outstanding grants; the number and kind of shares that may be issued under the Equity Incentive Plan; the price per share or market value of any outstanding grants; the exercise price of options; the base amount of SARs; and the performance goals or other terms and conditions as the Committee deems appropriate.

Shares Available Following Certain Transactions

Substitute awards that are granted in substitution or exchange for awards previously granted by a corporation acquired by the company or a subsidiary or with which the company or a subsidiary combines will not reduce the shares authorized for issuance under the Equity Incentive Plan or the limitations on grants to non-employee directors, and shares subject to substitute awards will not be added to the shares available for issuance under the Equity Incentive Plan.

Eligibility and Vesting

All employees and non-employee directors are eligible to receive grants under the Equity Incentive Plan. In addition, key advisors who perform certain services for the combined company may receive grants under the Equity Incentive Plan. As of [Month] [Day], 2022, approximately [•] employees, [•] non-employee directors, and [•] key advisor[s] would be eligible to participate in the Equity Incentive Plan. The Committee will (i) select the employees, non-employee directors and key advisors to receive grants and (ii) determine the number of shares of common stock subject to a particular grant and the vesting and exercisability terms of awards granted under the Equity Incentive Plan. The Committee may in its discretion impose on any Grant or the exercise thereof, additional terms and conditions that are not inconsistent with the provisions of the Equity Incentive Plan. The Committee may use business criteria and other performance measures it deems appropriate in establishing any performance goals applicable to a Grant.

Further, with respect to compliance with applicable laws in countries outside of the United States in which the company operates or has service providers, the Committee in its sole discretion has the power and authority to (i) determine which affiliates may be covered under the Equity Incentive Plan, (ii) determine which individuals outside the United States are eligible to participate in the Equity Incentive Plan, (iii) modify the terms and conditions of grants made to participants outside of the United States to comply with applicable law; (iv) establish sub-plans and modify exercise procedures and other terms, and (v) take any action before or after a grant is made that it deems advisable to comply with applicable governmental regulatory exemptions or approval or listing requirements of any foreign securities exchange.

Options

Under the Equity Incentive Plan, the Committee will determine the exercise price of the options granted and may grant options to purchase shares of common stock in such amounts as it determines. The Committee may grant options that are intended to qualify as incentive stock options under Section 422 of the Internal Revenue Code of 1986, as amended (the “Code”), or non-qualified stock options, which are not intended to so qualify. Incentive stock options may only be granted to employees. Anyone eligible to participate in the Equity Incentive Plan may receive a grant of non-qualified stock options. The exercise price of an option granted under the Equity Incentive Plan cannot be less than the fair market value of a share of common stock on the date the option is granted. If an incentive stock option is granted to a 10% stockholder of the total combined voting power of all classes of stock, the exercise price cannot be less than 110% of the fair market value of a share of common stock on the date the option is granted. If the Committee selects a date of grant of a non-qualified stock option that is a date in the future, the exercise price may be the average selling price during a period not to exceed 30 days prior to such date of grant. The aggregate number of shares of the combined company’s common stock that may be issued or transferred under the Equity Incentive Plan pursuant to incentive stock options under Section 422 of the Code may not exceed          shares of the combined company’s common stock.

The exercise price for any option is generally payable in cash or certified check. In certain circumstances as permitted by the Committee, the exercise price may be paid: by the surrender of shares of common stock with an aggregate fair market value, on the date the option is exercised, equal to the exercise price; by payment through a broker in accordance with procedures established by the Federal Reserve Board; by withholding shares of common stock subject to the exercisable option that have a fair market value on the date of exercise equal to the aggregate exercise price; or by such other method as the Committee approves.

The term of an option cannot exceed ten years from the date of grant, except that if an incentive stock option is granted to a 10% stockholder of the total combined voting power of all classes of common stock, the term cannot exceed five years from the date of grant.

Except as provided in the grant instrument, an option may only be exercised while a participant is employed by or providing service to the combined company. The Committee will determine in the grant instrument under what circumstances and during what time periods a participant may exercise an option after termination of employment.

Stock Appreciation Rights

Under the Equity Incentive Plan, the Committee may grant SARs, which may be granted separately or in tandem with any option. SARs granted in tandem with a non-qualified stock option may be granted either at the time the non-qualified stock option is granted or any time thereafter while the option remains outstanding. SARs granted in tandem with an incentive stock option may be granted only at the time the grant of the incentive stock option is made. The Committee will establish the base amount of the SAR at the time the SAR is granted, which will be equal to or greater than the fair market value of a share of common stock as of the date of grant. If the Committee selects a date of grant of a SAR that is a date in the future, the base price may be the average selling price of a share of common stock during a period not to exceed 30 days prior to such date of grant.

If a SAR is granted in tandem with an option, the number of SARs that are exercisable during a specified period will not exceed the number of shares of common stock that the participant may purchase upon exercising the related option during such period. Generally, SARs may only be exercised while the participant is employed by, or providing services to, the combined company. When a participant exercises a SAR, the participant will receive the excess of the fair market value of the underlying common stock over the base amount of the SAR. The appreciation of a SAR will be paid in shares of common stock, cash or both.

The term of a SAR cannot exceed ten years from the date of grant.

Stock Units

Under the Equity Incentive Plan, the Committee may grant stock units to anyone eligible to participate in the Equity Incentive Plan. Stock units represent hypothetical shares of common stock. Stock units become payable on terms and conditions determined by the Committee, including specified performance goals, and will be payable in cash, shares of common stock, or a combination thereof, as determined by the Committee. The Committee will determine under what circumstances a participant may retain stock awards after termination of employment or service.

Performance Shares

Under the Equity Incentive Plan, the Committee may grant performance shares to anyone eligible to participate in the Equity Incentive Plan. Performance shares represent the right to receive shares of common stock or an amount based on the value of shares of common stock. The Committee will determine the number of performance shares to be granted and establish the performance goals and other conditions for payment of performance shares. Performance shares may be paid at the end of a specified performance or other period, or payment may be deferred to a date authorized by the Committee. The Committee may establish a target amount to be paid based on achievement of the performance goals. Performance shares will be payable in cash, shares of common stock, or a combination thereof, as determined by the Committee. The Committee will determine under what circumstances a participant may retain performance shares after termination of employment or service.

Stock Awards

Under the Equity Incentive Plan, the Committee may grant stock awards. A stock award is an award of common stock that may be subject to restrictions as the Committee determines. The restrictions, if any, may lapse over a specified period of employment or based on the satisfaction of pre-established criteria, in installments or otherwise, as the Committee may determine, including, but not limited to, restrictions based on the achievement of performance goals. The Committee will determine the extent to which a participant will have the rights of a stockholder as to shares of restricted stock, including the right to vote and the right to receive dividends or distributions on the shares. The Committee may determine that dividends or other distributions with respect to stock awards will be subject to the achievement of performance goals or other conditions. The Committee will determine under what circumstances a participant may retain stock awards after termination of employment or service.

Dividend Equivalents

Under the Equity Incentive Plan, the Committee may grant dividend equivalents in connection with grants of stock units, performance shares, stock awards or other stock-based awards made under the Equity Incentive Plan. Dividend equivalents entitle the participant to receive amounts equal to ordinary dividends that are paid on the shares underlying a grant while the grant is outstanding. The Committee will determine whether dividend equivalents will accrue as a cash obligation or be converted into stock units for the participant. Dividend equivalents may be paid in cash or shares of common stock or a combination of both, as determined by the Committee. The Committee will determine the terms and conditions of the dividend equivalent grants, including whether the grants are payable upon the achievement of specific performance goals. Dividend equivalents with respect to stock units, performance shares, stock awards or other stock-based awards that vest based on performance shall vest and be paid only if and to the extent that the underlying stock units or other stock-based awards vest and are paid as determined by the Committee.

Other Stock-Based Awards

Under the Equity Incentive Plan, the Committee may grant other types of awards that are based on, or measured by, common stock, and granted to anyone eligible to participate in the Equity Incentive Plan. The Committee will determine the terms and conditions of such awards. Other stock-based awards may be subject to achievement of performance goals and may be payable in cash, shares of common stock or a combination of the two, as determined by the Committee.

Performance Goals

Performance goals for awards may include, but are not limited to these criteria: cash flow; free cash flow; earnings (including gross margin, earnings before interest and taxes, earnings before taxes, earnings before interest, taxes, depreciation, amortization and charges for stock-based compensation, earnings before interest, taxes, depreciation and amortization, adjusted earnings before interest, taxes, depreciation and amortization and net earnings); earnings per share; growth in earnings or earnings per share; book value growth; stock price; return on equity or average stockholder equity; total stockholder return or growth in total stockholder return either directly or in relation to a comparative group; return on capital; return on assets or net assets; revenue, growth in revenue or return on sales; sales; expense reduction or expense control; expense to revenue ratio; income, net income or adjusted net income; operating income, net operating income, adjusted operating income or net operating income after tax; operating profit or net operating profit; operating margin; gross profit margin; return on operating revenue or return on operating profit; regulatory filings; regulatory approvals, litigation and regulatory resolution goals; other operational, regulatory or departmental objectives; budget comparisons; growth in stockholder value relative to established indexes, or another peer group or peer group index; development and implementation of strategic plans and/or organizational restructuring goals; development and implementation of risk and crisis management programs; improvement in workforce diversity; compliance requirements and compliance relief; safety goals; productivity goals; workforce management and succession planning goals; economic value added (including typical adjustments consistently applied from generally accepted accounting principles required to determine economic value added performance measures); measures of customer satisfaction, employee satisfaction or staff development; development or marketing collaborations, formations of joint ventures or partnerships or the completion of other similar transactions intended to enhance the company’s revenue or profitability or enhance its customer base; mergers and acquisitions; and other similar criteria as determined by the Committee. The performance goals may be established on an absolute or relative basis and may relate to a business unit or the performance of the company, a subsidiary, or the company and its subsidiaries as a whole, or any combination of the foregoing. Relative performance may be measured against a group of peer companies, a financial market index or other objective and quantifiable indices.

Substitute Awards

Under the Equity Incentive Plan, the Committee may make grants in substitution or exchange for any other grant made under the Equity Incentive Plan, a grant made under another one of the company’s plans or an affiliate’s plans, or in exchange for any other right of a participant to receive payment from the company or an affiliate. Grants may also be made under the Equity Incentive Plan in substitution for awards held by individuals who became eligible participants as a result of a merger, consolidation or acquisition of another entity or the assets of another entity by or with the company or an affiliate. Substitute awards that are options or SARs may have an exercise price that is less than the fair market value of a share of stock on the date of substitution if such substitution complies with Section 409A of the Code and other applicable laws and exchange rules.

Change of Control

If MICT experiences a change of control where it is not the surviving corporation (or survives only as a subsidiary of another corporation), unless the Committee determines otherwise, all outstanding options and SARs that are not exercised or paid at the time of the change of control will be assumed by the surviving corporation (or a parent or subsidiary of the surviving corporation), or replaced with grants (with respect to cash, securities or a combination thereof) made by the surviving corporation (or a parent or subsidiary of the surviving corporation) that have comparable terms. Other outstanding grants will be converted to similar grants of the surviving corporation (or a parent or subsidiary of the surviving corporation).

If there is a change of control and all outstanding grants are not assumed by the surviving corporation, or replaced with, or converted to, grants made by the surviving corporation that have comparable terms, the Committee may (but is not obligated to) make adjustments to the terms and conditions of outstanding grants, including, without limitation, taking any of the following actions (or combination thereof) without the consent of any participant:

1.      determine that outstanding options and SARs will accelerate and become fully exercisable and the restrictions and conditions on outstanding stock units, performance shares, stock awards and dividend equivalents immediately lapse;

2.      pay participants, in an amount and form determined by the Committee, in settlement of outstanding stock units, performance shares, stock awards and dividend equivalents;

3.      require that participants surrender their outstanding options and SARs in exchange for a payment by MICT, in cash or shares of common stock, equal to the difference between the option exercise price or the SAR base amount, as applicable, and the fair market value of the underlying shares of common stock; provided, however, if the per share fair market value of common stock does not exceed the per share option exercise price or SAR base amount, as applicable, MICT will not be required to make any payment to the participant upon surrender of the option or SAR; or

4.      after giving participants an opportunity to exercise all of their outstanding options and SARs, terminate any unexercised options and SARs on the date determined by the Committee.

In general terms, a change of control under the Equity Incentive Plan occurs if:

5.      a person or other entity, with certain exceptions, becomes the owner of more than 40% of MICT’s then-outstanding voting securities;

6.      during any period of two consecutive years, directors who comprise MICT’s board at the beginning of such period plus any new director whose election was approved by at least two-thirds (2/3) of MICT’s stockholders at the beginning of such period (or was previously approved) cease to comprise a majority of MICT’s board;

7.      MICT approves and consummates a consolidation or merger with another corporation, and MICT’s then-outstanding voting securities (as of immediately prior to the consolidation or merger) no longer represent at least 80% of the total voting power represented by the outstanding voting securities of the company or such surviving entity immediately after such merger or consolidation as a result; or

8.      MICT’s stockholders approve a plan of complete liquidation of the company or an agreement for the sale or disposition of all or substantially all of the company’s assets, and such merger, consolidation, liquidation, sale or disposition is actually consummated.

Deferrals

The Committee may permit or require participants to defer receipt of the payment of cash or the delivery of shares of common stock that would otherwise be due to the participant in connection with a grant under the Equity Incentive Plan. The Committee will establish the rules and procedures applicable to any such deferrals, consistent with the requirements of Section 409A of the Code.

Withholding

All grants under the Equity Incentive Plan are subject to applicable U.S. federal (including FICA), state and local, foreign or other tax withholding requirements. MICT may require participants or other persons receiving grants or exercising grants to pay an amount sufficient to satisfy such tax withholding requirements with respect to such grants, or MICT may deduct from other wages and compensation paid by MICT the amount of any withholding taxes due with respect to such grant.

The Committee may allow participants to elect to satisfy MICT’s tax withholding obligation with respect to grants paid in common stock to be paid by having shares withheld up to an amount that does not exceed the participant’s minimum applicable withholding tax rate for United States federal (including FICA), state and local tax liabilities, or as otherwise determined by the Committee. In addition, with respect to any required tax withholding amount that exceeds the minimum applicable withholding tax rate, the Committee may allow participants to satisfy such tax withholding obligation with shares of common stock owned by the participants and that have been held for the requisite period of time to avoid adverse accounting consequences to the company.

Transferability

Except as permitted by the Committee with respect to non-qualified stock options, only a participant may exercise rights under a grant during the participant’s lifetime. Upon death, the personal representative or other person entitled to succeed to the rights of the participant may exercise such rights. A participant cannot transfer those rights except by will or by the laws of descent and distribution or, with respect to grants other than incentive stock options, pursuant to a domestic relations order. The Committee may provide in a grant instrument that a participant may transfer non-qualified stock options to family members, or one or more trusts or other entities for the benefit of or owned by family members, consistent with applicable securities laws.

Amendment; Termination

MICT’s board may amend or terminate the Equity Incentive Plan at any time, except that MICT’s stockholders must approve an amendment if such approval is required in order to comply with the Code, applicable laws or applicable stock exchange requirements. No amendment or termination of the Equity Incentive Plan shall materially and adversely impair any rights or obligations of a participant under any grant previously made to such participant — unless such right has been reserved in the Equity Incentive Plan or the grant instrument itself — without the consent of the participant. Unless terminated sooner by MICT’s board or extended with stockholder approval, the Equity Incentive Plan will terminate on the day immediately preceding the tenth anniversary of the effective date of the Equity Incentive Plan.

Stockholder Approval

Except in connection with certain corporate transactions, including stock dividends, stock splits, a recapitalization, a change of control, a reorganization, a merger and a spin-off, stockholder approval is required (i) to reduce the exercise price or base price of outstanding options or SARs, (ii) to cancel outstanding options or SARs in exchange for the same type of grant with a lower exercise price or base price, and (iii) to cancel outstanding options or SARs that have an exercise price or base price above the current price of a share of common stock, in exchange for cash or other securities, each as applicable.

Establishment of Sub-Plans

The combined company’s board may, from time to time, establish one or more sub-plans under the Equity Incentive Plan to satisfy applicable blue sky, securities or tax laws of various jurisdictions. MICT’s board may establish such sub-plans by adopting supplements to the Equity Incentive Plan setting forth limitations on the Committee’s discretion and such additional terms and conditions not otherwise inconsistent with the Equity Incentive Plan as the combined company’s board deems necessary or desirable. All such supplements will be deemed part of the Equity Incentive Plan, but each supplement will only apply to participants within the affected jurisdiction, and the combined company will not be required to provide copies of any supplement to such unaffected participants.

Clawback

All grants made under the Equity Incentive Plan are subject to the company’s clawback or recoupment policies, as applicable.

Summary of U.S. Federal Income Tax Consequences under the Equity Incentive Plan

The following is a summary of certain U.S. federal income tax consequences of awards under the Equity Incentive Plan. It does not purport to be a complete description of all applicable rules, and those rules (including those summarized here) are subject to change.

Options

An optionee generally will not recognize taxable income upon the grant of a non-statutory option. Rather, at the time of exercise of the option, the optionee will recognize ordinary income for income tax purposes in an amount equal to the excess, if any, of the fair market value of the shares purchased over the exercise price. The combined company generally will be entitled to a tax deduction at such time and in the same amount, if any, that the optionee recognizes as ordinary income. The optionee’s tax basis in any shares received upon exercise of an option will be the fair market value of the shares on the date of exercise, and if the shares are later sold or exchanged, then the difference between the amount received upon such sale or exchange and the fair market value of such shares on the date of exercise will generally be taxable as long-term or short-term capital gain or loss (if the shares are a capital asset of the optionee) depending upon the length of time such shares were held by the optionee.

Incentive stock options are eligible for favorable U.S. federal income tax treatment if certain requirements are satisfied. An incentive stock option must have an option price that is not less than the fair market value of the stock at the time the option is granted and must be exercisable within ten years from the date of grant. An employee granted an incentive stock option generally does not realize compensation income for U.S. federal income tax purposes upon the grant of the option. At the time of exercise of an incentive stock option, no compensation income is realized by the optionee other than tax preference income for purposes of the federal alternative minimum tax on individual income. If the shares acquired on exercise of an incentive stock option are sold no sooner than the later of two years after grant of the option and one year after exercise, the excess of the amount realized on the sale over the exercise price will be taxed as capital gain. If the shares acquired on exercise of an incentive stock option are disposed of within before the later of two years after grant or one year of exercise, the optionee will realize taxable compensation income equal to the lesser of (i) the excess of the fair market value of the shares on the date of exercise over the option price or (ii) the excess of the amount realized on the sale over the option price. Any additional amount realized will be taxed as capital gain.

Stock Appreciation Rights

A participant who is granted a SAR generally will not recognize ordinary income upon receipt of the SAR. Rather, at the time of exercise of such SAR, the participant will recognize ordinary income for U.S. federal income tax purposes in an amount equal to the value of any cash received and the fair market value on the date of exercise of any shares received. The combined company generally will be entitled to a tax deduction at such time and in the same amount, if any, that the participant recognizes as ordinary income. The participant’s tax basis in any shares received upon exercise of a SAR will be the fair market value of the shares on the date of exercise, and if the shares are later sold or exchanged, then the difference between the amount received upon such sale or exchange and the fair market value of such shares on the date of exercise will generally be taxable as long-term or short-term capital gain or loss (if the shares are a capital asset of the participant) depending upon the length of time such shares were held by the participant.

Stock Units

In general, the grant of stock units will not result in income for the participant or in a tax deduction for the combined company. Upon the settlement of such an award in cash or shares, the participant will recognize ordinary income equal to the aggregate value of the payment received, and the combined company generally will be entitled to a tax deduction at the same time and in the same amount.

Stock Awards

A participant generally will not be taxed upon the grant of stock awards that are subject to restrictions, but rather will recognize ordinary income in an amount equal to the fair market value of the shares at the time the shares are no longer subject to a “substantial risk of forfeiture” (within the meaning of the Code). The combined company generally will be entitled to a deduction at the time when, and in the amount that, the participant recognizes ordinary income on account of the lapse of the restrictions. A participant’s tax basis in the shares will equal their fair market value at the time the restrictions lapse, and the participant’s holding period for capital gains purposes will begin at that time. Any cash dividends paid on the restricted stock before the restrictions lapse will be taxable to the participant as additional compensation (and not as dividend income). Under Section 83(b) of the Code, a participant may elect to recognize ordinary income at the time the shares of stock are awarded in an amount equal to their fair market value at that time, notwithstanding the fact that such shares of stock are subject to restrictions and a substantial risk of forfeiture. If such an election is made, no additional taxable income will be recognized by such participant at the time the restrictions lapse, the participant will have a tax basis in the shares equal to their fair market value on the date of their award, and the participant’s holding period for capital gains purposes will begin at that time. The combined company generally will be entitled to a tax deduction at the time when, and to the extent that, ordinary income is recognized by such participant.

Dividend Equivalent Rights

No taxable income is recognized upon receipt of a dividend equivalent right award. The holder will recognize ordinary income in the year in which a payment pursuant to such right, whether in cash, securities or other property, is made to the holder. The amount of that income will be equal to the fair market value of the cash, securities or other property received, and the holder will be required to satisfy the tax withholding requirements applicable to such income. The company will be entitled to an income tax deduction equal to the amount of the ordinary income recognized by the holder of the dividend equivalent right award at the time the dividend or distribution is paid to such holder. That deduction will be allowed for the taxable year in which such ordinary income is recognized.

Performance Shares and Other Awards

With respect to performance shares and other stock-based awards granted under the Equity Incentive Plan, generally when the participant receives payment with respect to an award, the amount of cash and/or the fair market value of any shares or other property received will be ordinary income to the participant, and the combined company generally will be entitled to a tax deduction at the same time and in the same amount.

New Plan Benefits

Future benefits under the Equity Incentive Plan generally will be granted at the discretion of the Committee and are therefore not currently determinable.

The MICT board of directors, after careful consideration, unanimously determined that the Equity Incentive Plan proposal is advisable and fair to, and in the best interests of, MICT and its stockholders, and approved that the Equity Incentive Plan proposal amendment be submitted to the MICT stockholders for approval.

The MICT board of directors unanimously recommends that MICT stockholders vote “FOR” the MICT Equity Incentive Plan proposal.

Assuming a quorum is present at the MICT special meeting, approval of the Equity Incentive Plan proposal requires the affirmative vote of a majority of votes cast on the Equity Incentive Plan proposal as well as the affirmative vote of the holders of a majority of the stock having voting power present in person or represented by proxy at the MICT special meeting. Any shares not present or represented by proxy (including due to the failure of a MICT stockholder who holds shares in “street name” through a bank, broker or other nominee to provide voting instructions with respect to any proposals at the MICT special meeting to such bank, broker or other nominee) will have no effect on the outcome of the Equity Incentive Plan proposal, provided that a quorum is otherwise present. An abstention or other failure of any shares present or represented by proxy to vote on the Equity Incentive Plan proposal will have the same effect as a vote “AGAINST” the Equity Incentive Plan proposal for purposes of the requirement that Equity Incentive Plan proposal receive the affirmative vote of the holders of a majority of the MICT common stock having voting power present in person or represented by proxy at the MICT special meeting. In addition, if a MICT stockholder who holds shares in “street name” through a bank, broker or other nominee provides voting instructions for one or more other proposals, but not for the Equity Incentive Plan proposal, it will have the same effect as a vote “AGAINST” the Equity Incentive Plan proposal.

THE MICT BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT MICT STOCKHOLDERS VOTE “FOR” THE EQUITY INCENTIVE PLAN PROPOSAL.

MICT PROPOSAL 6: ADJOURNMENT OF THE MICT SPECIAL MEETING

The MICT special meeting may be adjourned to another time and place if necessary or appropriate to permit the solicitation of additional proxies if there are insufficient votes at the time of the MICT special meeting to approve the MICT merger proposal, the MICT charter amendment proposal, the MICT director election proposal, the Nasdaq proposal or the Equity Incentive Plan proposal.

MICT is asking MICT stockholders to authorize the holder of any proxy solicited by the MICT board of directors to vote in favor of any adjournment of the MICT special meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes to approve the MICT merger proposal, the MICT charter amendment proposal, the MICT director election proposal, the Nasdaq proposal or the Equity Incentive Plan proposal.

The MICT board of directors unanimously recommends that MICT stockholders vote “FOR” the MICT adjournment proposal.

Assuming a quorum is present at the MICT special meeting, approval of the MICT adjournment proposal requires the affirmative vote of the holders of a majority of the MICT common stock having voting power present in person or represented by proxy at the MICT special meeting. Any shares not present or represented by proxy (including due to the failure of a MICT stockholder who holds shares in “street name” through a bank, broker or other nominee to provide voting instructions with respect to any proposals at the MICT special meeting to such bank, broker or other nominee) will have no effect on the outcome of the MICT adjournment proposal, provided that a quorum is otherwise present. An abstention or other failure of any shares present or represented by proxy to vote on the MICT merger proposal will have the same effect as a vote “AGAINST” the MICT adjournment proposal. In addition, if a MICT stockholder who holds shares in “street name” through a bank, broker or other nominee provides voting instructions for one or more other proposals, but not for the MICT adjournment proposal, it will have the same effect as a vote “AGAINST” the MICT adjournment proposal.

THE MICT BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT MICT STOCKHOLDERS VOTE “FOR” THE MICT ADJOURNMENT PROPOSAL.

THE TINGO SPECIAL MEETING

This joint proxy statement/prospectus is being provided to Tingo stockholders in connection with the solicitation of proxies by the Tingo board of directors for use at the Tingo special meeting and at any adjournments or postponements thereof. Tingo stockholders are encouraged to read this entire document carefully, including its annexes and the documents incorporated by reference herein, for more detailed information regarding the merger agreement and the transactions contemplated thereby.

Date, Time and Place of the Tingo Special Meeting

The Tingo special meeting is scheduled to be held virtually via live webcast on [•], 2022, beginning at [•], Eastern Time.

The Tingo special meeting will be held solely by means of remote communication via live webcast. There will not be a physical location. In light of continuing public health and travel concerns arising from the coronavirus (COVID-19) outbreak, Tingo believes hosting a virtual meeting helps ensure the health and safety of its stockholders, the Tingo board of directors and Tingo management. Tingo stockholders will be able to virtually attend and vote at the Tingo special meeting by visiting [•], which is referred to as the “Tingo special meeting website.”

Matters to Be Considered at the Tingo Special Meeting

The purpose of the Tingo special meeting is to consider and vote on each of the following proposals, each of which is further described in this joint proxy statement/prospectus:

•        Tingo Proposal 1 — Adoption of the Merger Agreement: To adopt the merger agreement;

•        Tingo Proposal 2 — Approval, on an Advisory Non-Binding Basis, of Certain Merger-Related Compensatory Arrangements with Tingo’s Named Executive Officers: To approve, on a non-binding advisory basis, the compensation that may be paid or become payable to Tingo named executive officers that is based on or otherwise relates to the transactions contemplated by the merger agreement; and

•        Tingo Proposal 3 — Adjournment of the Tingo Special Meeting: To approve the adjournment of the Tingo special meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the Tingo special meeting to approve the Tingo merger proposal.

Approval of the Tingo merger proposal by Tingo stockholders is a condition to the combination. Approval of the advisory Tingo compensation proposal and the Tingo adjournment proposal are not conditions to the obligation of either MICT or Tingo to complete the combination.

Only business within the purposes described in the Tingo special meeting notice may be conducted at the Tingo special meeting.

Recommendation of the Tingo Board of Directors

After careful consideration, the Tingo board of directors unanimously: (i) determined that the merger agreement, the combination and the other transactions contemplated by the merger agreement were fair to, advisable and in the best interests of Tingo and its stockholders; (ii) adopted and approved the merger agreement, the combination and the other transactions contemplated by the merger agreement; and (iii) recommended that Tingo stockholders adopt the merger agreement. Accordingly, the Tingo board of directors unanimously recommends that Tingo stockholders vote “FOR” the Tingo merger proposal, “FOR” the Tingo compensation proposal and “FOR” the Tingo adjournment proposal. See the section titled “The Combination — Tingo’s Reasons for the Combination and Recommendation of the Tingo Board of Directors.”

The Tingo board of directors unanimously recommends that Tingo stockholders vote:

•        Tingo Proposal 1: “FOR” the Tingo merger proposal;

•        Tingo Proposal 2: “FOR” the Tingo compensation proposal; and

•        Tingo Proposal 3: “FOR” the Tingo adjournment proposal.

Record Date for the Tingo Special Meeting and Voting Rights

The record date to determine Tingo stockholders who are entitled to receive notice of and to vote at the Tingo special meeting or any adjournments or postponements thereof is [•], 2022. At the close of business on the Tingo record date, there were 1,227,516,211 shares of Tingo Class A common stock issued and outstanding and entitled to vote at the Tingo special meeting, and there were 65,000,000 shares of Tingo Class B common stock issued and outstanding and entitled to vote at the Tingo special meeting.

Each holder of Tingo Class A common stock is entitled to one (1) vote on each proposal for each share of Tingo Class A common stock held of record at the close of business on the Tingo record date. Each holder of Tingo Class B common stock is entitled to ten (10) votes on each proposal for each share of Tingo Class B common stock held of record at the close of business on the Tingo record date. Only Tingo stockholders of record at the close of business on the Tingo record date are entitled to receive notice of and to vote at the Tingo special meeting and any and all adjournments or postponements thereof.

Quorum; Abstentions and Broker Non-Votes

A quorum of Tingo stockholders is necessary to conduct business at the Tingo special meeting. The presence, in person or by proxy of the holders of a majority of the voting power of the shares of Tingo common stock entitled to vote at the Tingo special meeting will constitute a quorum. Shares of Tingo common stock present at the Tingo special meeting by virtual attendance via the Tingo special meeting website or represented by proxy and entitled to vote, including shares for which a Tingo stockholder directs an “abstention” from voting, will be counted for purposes of determining a quorum. However, because all of the proposals for consideration at the Tingo special meeting are considered “non-routine” matters, shares held in “street name” will not be counted as present for the purpose of determining the existence of a quorum unless the Tingo stockholder provides their bank, broker or other nominee with voting instructions for at least one of the proposals at the Tingo special meeting. If a quorum is not present, the Tingo special meeting will be adjourned or postponed until the holders of the number of shares of Tingo common stock required to constitute a quorum attend.

Under Nasdaq rules, banks, brokers or other nominees who hold shares in “street name” on behalf of the beneficial owner of such shares have the authority to vote such shares in their discretion on certain “routine” proposals when they have not received voting instructions from the beneficial owners. However, banks, brokers or other nominees are not allowed under Nasdaq rules to exercise their voting discretion with respect to matters that are “non-routine.” This can result in a “broker non-vote,” which occurs on a proposal when (i) a bank, broker or other nominee has discretionary authority to vote on one or more “routine” proposals to be voted on at a meeting of stockholders, but is not permitted to vote on other “non-routine” proposals without instructions from the beneficial owner of the shares, and (ii) the beneficial owner fails to provide the bank, broker or other nominee with voting instructions on a “non-routine” matter. All of the proposals for consideration at the Tingo special meeting are considered “non-routine” matters, and banks, brokers or other nominees will not have discretionary authority to vote on any matter before the Tingo special meeting. As a result, Tingo does not expect any broker non-votes at the Tingo special meeting and if you hold your shares of Tingo common stock in “street name,” your shares will not be represented and will not be voted on any matter unless you affirmatively instruct your bank, broker or other nominee how to vote your shares in accordance with the voting instructions provided by your bank, broker or other nominee. It is therefore critical that you cast your vote by instructing your bank, broker or other nominee on how to vote. Brokers will not be able to vote on any of the proposals before the Tingo special meeting unless they have received voting instructions from the beneficial owners.

Required Votes

The vote required to approve each of the proposals listed below assumes the presence of a quorum at the Tingo special meeting. As described above, Tingo does not expect there to be any broker non-votes at the Tingo special meeting.

Proposal	Required Vote	Effects of Certain Actions
Tingo Proposal 1: Tingo merger proposal	Approval requires the affirmative vote of a majority of the voting power of Tingo common stock entitled to vote at the close of business on the Tingo record date.

The failure to vote, the failure to instruct your brokerage firm, bank, dealer or other similar organization, trustee, or nominee to vote shares held in “street name” on the Tingo merger proposal or an abstention from voting will have the same effect as a vote “AGAINST” the Tingo merger proposal.

Tingo Proposal 2: Tingo compensation proposal	Approval requires the affirmative vote of a majority of the voting power of the Tingo common stock present, including by remote communication, or represented by proxy at the Tingo special meeting.

Any shares not present or represented by proxy (including due to the failure of a Tingo stockholder who holds shares in “street name” through a bank, broker or other nominee to provide voting instructions with respect to any proposals at the Tingo special meeting to such bank, broker or other nominee) will have no effect on the outcome of the Tingo compensation proposal, provided that a quorum is otherwise present. An abstention or other failure of any shares present or represented by proxy to vote on the Tingo compensation proposal will have the same effect as a vote “AGAINST” the Tingo compensation proposal. In addition, if a Tingo stockholder who holds shares in “street name” through a bank, broker or other nominee provides voting instructions for one or more other proposals, but not for the Tingo compensation proposal, it will have the same effect as a vote “AGAINST” the Tingo compensation proposal.

Tingo Proposal 3: Tingo adjournment proposal	Approval requires the affirmative vote of a majority of the voting power of the Tingo common stock present, including by remote communication, or represented by proxy at the Tingo special meeting.

Any shares not present or represented by proxy (including due to the failure of a Tingo stockholder who holds shares in “street name” through a bank, broker or other nominee to provide voting instructions with respect to any proposals at the Tingo special meeting to such bank, broker or other nominee) will have no effect on the outcome of the

Proposal	Required Vote	Effects of Certain Actions

Tingo adjournment proposal, provided that a quorum is otherwise present. An abstention or other failure of any shares present or represented by proxy to vote on the Tingo adjournment proposal will have the same effect as a vote “AGAINST” the Tingo adjournment proposal. In addition, if a Tingo stockholder who holds shares in “street name” through a bank, broker or other nominee provides voting instructions for one or more other proposals, but not for the Tingo adjournment proposal, it will have the same effect as a vote “AGAINST” the Tingo adjournment proposal.

Vote of Tingo Directors and Executive Officers

As of July 25, 2022, the Tingo record date, Tingo directors and executive officers beneficially owned and were entitled to vote, in the aggregate, 977,212,858 shares of Tingo Class A common stock and 61,000,000 shares of Tingo Class B common stock, all of which are covered by the voting agreements described in the section titled “Voting Agreements,” which represented 79.6% and 93.9%, respectively, of the Tingo Class A and Class B common stock issued and outstanding on the Tingo record date, including the shares covered by the voting agreements described below and entered into by and among Tingo’s executive officers and directors (and certain of their respective affiliates), solely in their capacity as stockholders of Tingo (the “Tingo voting agreements”). For more information regarding the Tingo voting agreements, see the section titled “Voting Agreements.”

Pursuant to the voting agreements, Tingo currently expects that all Tingo directors and Tingo officers will vote their shares “FOR” the Tingo merger proposal, “FOR” the Tingo compensation proposal and “FOR” the Tingo adjournment proposal. See the section titled “Interests of Tingo Directors and Executive Officers in the Combination” in this joint proxy statement/prospectus and the arrangements described in Tingo’s Definitive Proxy Statement on Schedule 14A for Tingo’s 2022 annual meeting of stockholders, filed with the SEC on April 29, 2022, which is incorporated by reference in this joint proxy statement/prospectus.

Methods of Voting

Stockholders of Record

If you are a Tingo stockholder of record, you may vote at the Tingo special meeting by proxy through the internet, by mail, or by virtually attending and voting at the Tingo special meeting via the Tingo special meeting website, as described below.

•        By Internet Before the Meeting:    To vote via the Internet, go to [www.voteproxy.com] to complete an electronic proxy card. You will be asked to provide the Voter Control Number issued by Broadridge included with your proxy materials. Your vote must be received by 11:59 p.m. Eastern Time on [•], 2022 to be counted. If you vote via the Internet, you do not need to return a proxy card by mail.

•        By Mail:    To vote by mail using the proxy card, you need to complete, date and sign the proxy card and return it promptly by mail in the envelope provided so that it is received no later than [•], 2022. The persons named in the proxy card will vote the shares you own in accordance with your instructions on the proxy card you mail.

•        Virtually via the Tingo Special Meeting Website:    To attend and vote at the Tingo special meeting, visit the Tingo special meeting website. Please have your Voter Control Number issued by Broadridge included with your proxy materials to join the special meeting as a stockholder.

Unless revoked, all duly executed proxies representing shares of Tingo common stock entitled to vote at the Tingo special meeting will be voted at the Tingo special meeting and, where a choice has been specified on the proxy card, will be voted in accordance with such specification. If you submit an executed proxy without providing instructions for any proposal, your shares will be voted “FOR” the Tingo merger proposal, “FOR” the Tingo compensation proposal and “FOR” the Tingo adjournment proposal. Tingo does not expect that any matter other than the proposals listed above will be brought before the Tingo special meeting.

Beneficial (Street Name) Stockholders

If you hold your shares of Tingo common stock through a bank, broker or other nominee in “street name” instead of as a registered holder, you must follow the voting instructions provided by your bank, broker or other nominee in order to vote your shares. Your voting instructions must be received by your bank, broker or other nominee prior to the deadline set forth in the information from your bank, broker or other nominee on how to submit voting instructions. If you do not provide voting instructions to your bank, broker or other nominee for a proposal, your shares of Tingo common stock will not be voted on that proposal because your bank, broker or other nominee does not have discretionary authority to vote on any of the proposals to be voted on at the Tingo special meeting. See the section titled “— Quorum; Abstentions and Broker Non-Votes.”

If you hold shares in “street name” through a bank, broker or other nominee and intend to vote your shares online during the Tingo special meeting, you must request and obtain a valid “legal proxy” from your bank, broker or other nominee and register with Broadridge to attend the Tingo special meeting as a stockholder. See the section titled “— Virtually Attending the Tingo Special Meeting.”

Virtually Attending the Tingo Special Meeting

If you wish to virtually attend the Tingo special meeting via the Tingo special meeting website, you must (i) be a Tingo stockholder of record at the close of business on [•], 2022, which is referred to as the “Tingo record date,” (ii) hold your shares of Tingo common stock beneficially in the name of a broker, bank or other nominee as of the Tingo record date or (iii) hold a valid proxy for the Tingo special meeting.

If you are a stockholder of record, to virtually attend and vote at the Tingo special meeting, you will need the Voter Control Number issued by Broadridge included with your proxy materials. If you are a stockholder of record, you do not need to register with Broadridge to attend and vote at the Tingo special meeting.

If you hold your shares in “street name” beneficially through a bank, broker or other nominee, you may virtually attend as a guest. If you hold shares in “street name” through a bank, broker or other nominee and intend to vote your shares online during the Tingo special meeting the Tingo special meeting, you must request and obtain a valid “legal proxy” from your bank, broker or other nominee and register with Broadridge to attend the Tingo special meeting as a stockholder.

After obtaining a valid legal proxy from your broker, bank or other agent, to then register to attend the Tingo special meeting as a stockholder, you must submit proof of your legal proxy reflecting the number of your shares, along with your name and email address to Broadridge. Requests for registration should be directed to or to facsimile number [•]. Written requests can be mailed to:

Broadridge Financial Solutions

Attn: Tingo, Inc. Special Meeting

51 Mercedes Way

Edgewood (I), NY 11717

Requests for registration must be labeled as “Legal Proxy” and be received no later than [5:00] p.m., Eastern Time, on [•], 2022.You will receive a confirmation of your registration by email after your registration materials are received.

If you plan to virtually attend and vote at the Tingo special meeting via the Tingo special meeting website, Tingo still encourages you to vote in advance by the internet or by mail so that your vote will be counted even if you later decide not to virtually attend the Tingo special meeting via the Tingo special meeting website. Voting your proxy by the internet or mail will not limit your right to virtually attend and vote at the Tingo special meeting via the Tingo special meeting website if you later decide to do so.

Revocability of Proxies

Any Tingo stockholder giving a proxy has the right to revoke it at any time before the proxy is voted at the Tingo special meeting. If you are a Tingo stockholder of record, you may revoke your proxy by any of the following actions:

•        by sending a signed written notice of revocation to Tingo’s Corporate Secretary, provided such notice is received no later than the close of business on [•], 2022;

•        by voting again over the internet as instructed on your proxy card before the closing of the voting facilities at [•], on [•], 2022;

•        by submitting a properly signed and dated proxy card with a later date that is received by Tingo’s Corporate Secretary no later than the close of business on [•], 2022; or

•        by virtually attending and voting at the Tingo special meeting via the Tingo special meeting website as described above.

Only your last submitted proxy will be considered.

Execution or revocation of a proxy will not in any way affect a Tingo stockholder’s right to virtually attend and vote at the Tingo special meeting via the Tingo special meeting website.

Written notices of revocation and other communications relating to the revocation of proxies should be addressed to:

Tingo, Inc.

Attention: Office of the Corporate Secretary

43 West 23rd Street, 2nd Floor

New York, NY 10010

(646) 847-0144

If your shares of Tingo common stock are held in “street name” and you previously provided voting instructions to your broker, bank or other nominee, you should follow the instructions provided by your broker, bank or other nominee to revoke or change your voting instructions. You may also change your vote by obtaining your specific control number and instructions from your brokerage firm, bank, dealer or other similar organization, trustee, or nominee and voting your shares at the Tingo special meeting via the Tingo special meeting website.

Proxy Solicitation Costs

Tingo is soliciting proxies on behalf of the Tingo board of directors. Tingo will bear the entire cost of soliciting proxies from Tingo stockholders. Proxies may be solicited on behalf of Tingo or Tingo directors, officers and other employees in person or by mail, telephone, facsimile, messenger, the internet or other means of communication, including electronic communication. Tingo directors, officers and employees will not be paid any additional amounts for their services or solicitation in this regard.

Tingo will request that banks, brokers and other nominee record holders send proxies and proxy material to the beneficial owners of Tingo common stock and secure their voting instructions, if necessary. Tingo may be required to reimburse those banks, brokers and other nominees on request for their reasonable expenses in taking those actions.

Householding

SEC rules permit companies and intermediaries such as brokers to satisfy delivery requirements for proxy statements and notices with respect to two or more stockholders sharing the same address by delivering a single proxy statement or a single notice addressed to those stockholders. This process, which is commonly referred to as

“householding,” provides cost savings for companies. As a result, Tingo stockholders with the same address and last name may receive only one copy of this joint proxy statement/prospectus. Registered Tingo stockholders (those who hold shares of Tingo common stock directly in their name with Tingo’s transfer agent) may opt out of householding and receive a separate joint proxy statement/prospectus or other proxy materials by sending a written request to Tingo at the address below.

Some brokers also household proxy materials, delivering a single proxy statement or notice to multiple Tingo stockholders sharing an address unless contrary instructions have been received from the affected stockholders. Once you have received notice from your broker that they will be householding materials to your address, householding will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in householding and would prefer to receive a separate proxy statement or notice, or if your household is receiving multiple copies of these documents and you wish to request that future deliveries be limited to a single copy, please notify your broker.

Tingo will promptly deliver a copy of this joint proxy statement/prospectus to any Tingo stockholder who received only one copy of these materials due to householding upon request in writing to: Tingo, Inc., Attn: Corporate Secretary, 43 West 23rd Street, 2nd Floor, New York, NY 10010 or by emailing proxyinfo@tingoinc.com.

Adjournments

If a quorum is present at the Tingo special meeting but there are insufficient votes at the time of the Tingo special meeting to approve the Tingo merger proposal, then Tingo stockholders may be asked to vote on the Tingo adjournment proposal. If a quorum is not present, the chairperson of the special meeting or holders of a majority of the voting power of the shares present in person or represented by proxy at the meeting, may adjourn the special meeting, from time to time, without notice other than announcement at the meeting, until a quorum is present or represented. The chairperson of the special meeting or holders of a majority of the voting power of the shares present in person or represented by proxy at the meeting may also adjourn the meeting to another place, if any, date or time, even if a quorum is present.

At any subsequent reconvening of the Tingo special meeting at which a quorum is present, any business may be transacted that might have been transacted at the original meeting and all proxies will be voted in the same manner as they would have been voted at the original convening of the Tingo special meeting, except for any proxies that have been effectively revoked or withdrawn prior to the time the proxy is voted at the reconvened meeting.

Assistance

If you need assistance voting or completing your proxy card, or if you have questions regarding the Tingo special meeting, please contact Tingo at:

Attn: Corporate Secretary

43 West 23rd Street, 2nd Floor

New York, NY 10010

(646) 847-0144

proxyinfo@tingoinc.com

TINGO STOCKHOLDERS SHOULD CAREFULLY READ THIS JOINT PROXY STATEMENT/PROSPECTUS IN ITS ENTIRETY FOR MORE DETAILED INFORMATION CONCERNING THE MERGER AGREEMENT AND THE COMBINATION. IN PARTICULAR, TINGO STOCKHOLDERS ARE DIRECTED TO THE MERGER AGREEMENT, WHICH IS ATTACHED AS ANNEX A HERETO.

TINGO PROPOSAL 1: ADOPTION OF THE MERGER AGREEMENT

This joint proxy statement/prospectus is being furnished to you as a Tingo stockholder in connection with the solicitation of proxies by the Tingo board of directors for use at the Tingo special meeting. At the Tingo special meeting, Tingo is asking Tingo stockholders to consider and vote upon a proposal to adopt the merger agreement, pursuant to which Merger Sub will merge with and into Tingo, with Tingo continuing as the surviving corporation and as a wholly owned subsidiary of MICT. As consideration for the merger, the Tingo stockholders collectively shall receive from MICT, in the aggregate, a number of shares of MICT common stock equal to product of (x) 3.44444 and (y) the total number of issued and outstanding shares of MICT common stock, subject to any amounts held in escrow. Upon completion of the combination, each share of Tingo common stock outstanding as of immediately prior to the effective time, other than dissenting shares and treasury shares, will be converted into the right to receive a number of shares of MICT common stock, par value $0.001 per share, in accordance with the calculation described above, with each Tingo stockholder being entitled to receive its pro rata share of the merger consideration. No fractional shares of MICT common stock will be issued as consideration for the merger, and each person who would otherwise be entitled to a fraction of a share of MICT common stock will instead have the number of shares of MICT common stock issued to such person rounded down in the aggregate to the nearest whole share of MICT common stock.

The Tingo board of directors, after careful consideration, unanimously determined that the combination is fair to and in the best interests of Tingo and its stockholders, and approved and declared advisable the merger agreement and the transactions contemplated thereby, including the merger.

The Tingo board of directors accordingly unanimously recommends that Tingo stockholders vote “FOR” the Tingo merger proposal.

The combination and a summary of the terms of the merger agreement are described in more detail under “The Combination” and “The Merger Agreement,” and Tingo stockholders are encouraged to read the full text of the merger agreement, which is attached as Annex A hereto.

Assuming a quorum is present at the Tingo special meeting, approval of the Tingo merger proposal requires the affirmative vote of a majority of the holders of a majority of the outstanding shares of Tingo common stock entitled to vote thereon at the close of business on the Tingo record date. If a Tingo stockholder fails to vote, fails to instruct its bank, broker or nominee to vote with respect to the Tingo merger proposal or abstains from voting, it will have the same effect as a vote “AGAINST” the Tingo merger proposal.

It is a condition to the completion of the combination that Tingo stockholders approve the Tingo merger proposal.

THE TINGO BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT TINGO STOCKHOLDERS VOTE “FOR” THE TINGO MERGER PROPOSAL

TINGO PROPOSAL 2: ADVISORY NON-BINDING VOTE ON MERGER-RELATED COMPENSATION FOR NAMED EXECUTIVE OFFICERS

Pursuant to Section 14A of the Exchange Act and Rule 14a-21(c) thereunder, Tingo is required to submit to a non-binding advisory stockholder vote certain compensation that may be paid or become payable to Tingo named executive officers that is based on or otherwise relates to the combination as disclosed in the section titled “Interests of Tingo Directors and Executive Officers in the Combination.” The Tingo compensation proposal gives Tingo stockholders the opportunity to express their views on the merger-related compensation of Tingo named executive officers.

Accordingly, Tingo is asking Tingo stockholders to vote “FOR” the adoption of the following resolution, on a non-binding advisory basis:

“RESOLVED, that the compensation that may be paid or become payable to Tingo named executive officers that is based on or otherwise relates to the merger, as disclosed pursuant to Item 402(t) of Regulation S-K under the heading “Interests of Tingo Directors and Executive Officers in the Combination — Quantification of Payments and Benefits to Tingo Named Executive Officers — Golden Parachute Compensation,” including the associated narrative discussion and the agreements, plans, arrangements or understandings pursuant to which such compensation may be paid or become payable, are hereby APPROVED.”

Approval of the Tingo compensation proposal is not a condition to the obligation of either MICT or Tingo to complete the combination. The vote on the Tingo compensation proposal is a vote separate and apart from the vote to adopt the merger agreement. Accordingly, if you are a Tingo stockholder, you may vote to approve the Tingo merger proposal and vote not to approve the Tingo compensation proposal, and vice versa. The vote on the Tingo compensation proposal is advisory and non-binding. As a result, if the combination is completed, the merger-related compensation may be paid to Tingo named executive officers to the extent payable in accordance with the terms of the compensation agreements and arrangements even if Tingo stockholders do not approve the Tingo compensation proposal.

The Tingo board of directors unanimously recommends that Tingo stockholders vote “FOR” the Tingo compensation proposal.

Assuming a quorum is present at the Tingo special meeting, approval of the Tingo compensation proposal requires the affirmative vote of a majority of the voting power of the Tingo common stock present, including by remote communication, or represented by proxy at the meeting and entitled to vote thereon. Any shares not present or represented by proxy (including due to the failure of a Tingo stockholder who holds shares in “street name” through a bank, broker or other nominee to provide voting instructions with respect to any proposals at the Tingo special meeting to such bank, broker or other nominee) will have no effect on the outcome of the Tingo compensation proposal, provided that a quorum is otherwise present. An abstention or other failure of any shares present or represented by proxy to vote on the Tingo compensation proposal will have the same effect as a vote “AGAINST” the Tingo compensation proposal. In addition, if a Tingo stockholder who holds shares in “street name” through a bank, broker or other nominee provides voting instructions for one or more other proposals, but not for the Tingo compensation proposal, it will have the same effect as a vote “AGAINST” the Tingo compensation proposal.

THE TINGO BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT TINGO STOCKHOLDERS VOTE “FOR” THE TINGO COMPENSATION PROPOSAL

TINGO PROPOSAL 3: ADJOURNMENT OF THE TINGO SPECIAL MEETING

The Tingo special meeting may be adjourned to another time and place if necessary or appropriate in order to permit the solicitation of additional proxies if there are insufficient votes to approve the Tingo merger proposal.

Tingo is asking Tingo stockholders to authorize the holder of any proxy solicited by the Tingo board of directors to vote in favor of any adjournment of the Tingo special meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes to approve the Tingo merger proposal.

Approval of the Tingo adjournment proposal is not a condition to the obligation of either MICT or Tingo to complete the combination.

The Tingo board of directors unanimously recommends that Tingo stockholders approve the proposal to adjourn the Tingo special meeting, if necessary or appropriate.

Assuming a quorum is present at the Tingo special meeting, approval of the Tingo adjournment proposal requires the affirmative vote of a majority of the voting power of the Tingo common stock present, including by remote communication, or represented by proxy at the meeting and entitled to vote thereon. Any shares not present or represented by proxy (including due to the failure of a Tingo stockholder who holds shares in “street name” through a bank, broker or other nominee to provide voting instructions with respect to any proposals at the Tingo special meeting to such bank, broker or other nominee) will have no effect on the outcome of the Tingo adjournment proposal, provided that a quorum is otherwise present. An abstention or other failure of any shares present or represented by proxy to vote on the Tingo adjournment proposal will have the same effect as a vote “AGAINST” the Tingo adjournment proposal. In addition, if a Tingo stockholder who holds shares in “street name” through a bank, broker or other nominee provides voting instructions for one or more other proposals, but not for the Tingo adjournment proposal, it will have the same effect as a vote “AGAINST” the Tingo adjournment proposal.

THE TINGO BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT TINGO STOCKHOLDERS VOTE “FOR” THE TINGO ADJOURNMENT PROPOSAL

THE MERGER

The following is a description of material aspects of the merger. While MICT and Tingo believe that the following description covers the material terms of the merger, the description may not contain all of the information that is important to you. You are encouraged to read carefully this entire joint proxy statement/ prospectus, including the text of the merger agreement attached as Annex A hereto, for a more complete understanding of the combination. In addition, important business and financial information about each MICT and Tingo is contained or incorporated by reference in this joint proxy statement/prospectus. See “Where You Can Find More Information.”

General

MICT, Merger Sub, and Tingo have entered into the merger agreement, which provides for the acquisition of Tingo by MICT through a merger of Merger Sub, with and into Tingo (the “merger”), with Tingo continuing as the surviving corporation and as a wholly owned subsidiary of MICT. The surviving corporation will be named Tingo, Inc.

Merger Consideration

Subject to the terms and conditions of the merger agreement, at the effective time of the merger, all of the issued and outstanding capital stock of Tingo (subject to certain exceptions set forth in the merger agreement) immediately prior to the closing of the combination (the “closing”) shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, in exchange for the right for each Tingo stockholder to receive its pro rata share of the merger consideration, upon the terms and subject to the conditions set forth in the merger agreement and in accordance with the applicable provisions of the DGCL and NRS. As consideration for the merger the holders of common stock, par value $0.001 per share, of Tingo, who are referred to as “Tingo common stockholders,” collectively shall be entitled to receive from MICT, in the aggregate, a number of shares of MICT common stock equal to the product of (x) 3.44444 and (y) the total number of issued and outstanding shares of MICT common stock, subject to any amounts of the consideration which is held in escrow. Tingo common stock is traded on the OTC Market Group Inc. under the symbol “TMNA.”

It is expected that upon completion of the merger, the current Tingo stockholders are expected to own approximately 77.5% of the outstanding shares of the combined company and current MICT stockholders are expected to own approximately 22.5% of the outstanding shares of the combined company.

Background of the Combination

MICT is a Delaware corporation, which, following the completion of three private placements between November 2, 2020 and March 4, 2021 has subsequently been seeking value-accretive strategic acquisitions, joint ventures, mergers or similar business combinations with one or more businesses.

Prior to entering into the merger agreement, MICT conducted a thorough search for a potential transaction, utilizing the network and investing and operating experience of its management team, board of directors and advisors. The terms of the proposed business combination with Tingo were the result of thorough negotiations between the representatives of MICT and Tingo, based on diligence efforts of MICT’s management team with the support of MICT’s advisors, as further described below.

Since April 2021, MICT’s management has evaluated and considered a number of potential target companies as candidates for a possible business combination transaction. Representatives of MICT contacted and were contacted by a number of individuals and entities who offered to present potential acquisition opportunities to MICT in the fintech sector.

MICT and its advisors compiled and maintained a list of potential targets and updated and supplemented such list from time to time. The details of potential opportunities was periodically shared with, and reviewed by, the MICT’s board of directors.

During that period, MICT and representatives of MICT:

•        Identified and considered more than twenty potential acquisition target companies;

•        Participated in in-person or telephonic discussions with representatives of nine potential acquisition targets; and

•        Signed seven non-disclosure agreements and provided initial non-binding indications of interest to representatives of two potential acquisition targets (other than Tingo).

MICT reviewed the potential alternative acquisition opportunities based on criteria that were the same or similar to the criteria that the MICT’s board of directors used in evaluating the potential merger with Target (as discussed below), which included, among other criteria, the markets in which the potential target companies operate and their competitive positions and “track records” within such markets, the strength and innovation of the technology, platforms and intellectual property held by the potential target companies, the experience of the potential target companies’ management teams and the potential for revenue and earnings growth and strong free cash flow generation. MICT focused on companies that its management believed would benefit from being a publicly traded company on the Nasdaq Market.

Description of negotiation process with candidates other than Tingo

Following the completion of the private placements in March 2021, representatives of MICT engaged in extensive discussions with a number of financial advisors, consulting firms and fintech companies, mostly based in Europe, North America, Asia and Australia, with respect to potential acquisition opportunities. Management initially focused on targets operating in the financial services sector of fintech. Of the [nine] potential targets that were seriously progressed, two other than Tingo underwent a full due diligence process.

In August, 2021, MICT was introduced to the Chief Executive Officer of a US financial advisory and brokerage company (which is referred to as “Company A”), to discuss the possibility of MICT acquiring Company A and Company A becoming a wholly owned subsidiary of MICT. On September 3, 2021, Darren Mercer, MICT’s CEO, met with the CEO and COO of Company A at their office in Boca Raton, to learn more about Company A’s business and discuss a potential deal structure. On September 9, 2021, MICT and its legal counsel hosted a follow up meeting with the CEO and COO of Company A in New York and agreed to a process and timetable for the potential transaction, taking into account requisite FINRA approvals. As a result of these discussion, MICT and Company A commenced the negotiations of terms and understood due diligence, which led to the parties agreeing in-principle to non-binding terms on October 11, 2021. The discussions with Company A were subsequently put on hold after MICT was introduced to Company B, which was considered to be a more attractive and higher priority deal, and one which if completed first would be highly complementary to a follow-on transaction with Company A.

On October 29, 2021, MICT was introduced to the founders, Chief Executive Officer and Managing Director of a profitable financial services and asset management company with eight offices located throughout Europe (which is referred to as “Company B”). MICT met again with Company B on November 5, 2021, at such time MICT’s CEO was introduced to Company B’s investment banker who furnished MICT with further information on Company B, including financial information, a business plan and a corporate presentation. Following MICT’s review of certain information on Company B and discussions between the management teams of the two parties, MICT submitted a non-binding letter of offer to Company B on November 19, 2021. Negotiations between the parties subsequently progressed from November 21, 2021, in parallel to the performance of further due diligence work. On December 4, 2021 and December 5, 2021, the CEO of MICT and MICT’s legal counsel met with the CEO of Company B to negotiate certain terms of the deal. On December 14, 2021, MICT engaged advisors to undertake financial due diligence and legal due diligence, and also sent Company B a due diligence information request list. On the same date, Company B provided MICT and its representatives access to a virtual data room containing information about Company B. MICT continued to conduct due diligence on Company B throughout the remainder of December, 2021 and the months of January, 2021 and February, 2021. In parallel to conducting due diligence, MICT and Company B progressed the drafting of a share purchase agreement and the negotiation of certain key issues. Also, in parallel, MICT secured a finance facility to fund the consideration that would become payable on the first closing. As a result of MICT’s growing concerns surrounding the impact on the financial performance of Company B of the deterioration in global equity market conditions and economic conditions, particularly in their domestic market of Europe, which was exasperated by the war between Russia and Ukraine, MICT and Company B met in New York on March 7, 2022 and March 8, 2022, to discuss a re-negotiation of the deal terms between the parties. MICT engaged its investment bank in these discussions so they could assist in explaining the US market’s shift in valuation metrics. Pursuant to the meeting, MICT submitted revised terms to Company B on March 10, 2022, in response to which Company B submitted a counter proposal on March 15, 2022. A series of discussions and negotiations followed, as part of which Company B disclosed a significant reduction in their budgeted financial results for 2022. Due to the combination of a disparity in the views of MICT and Company B regarding the value of Company B and the deterioration in its financial performance, the worsening of market conditions, and the availability of more resilient and attractive business combination opportunities, MICT decided to discontinue the transaction with Company B in April, 2022.

Description of negotiation process with Tingo and its Affiliate

During July 2021, representatives of Tingo International Holdings, Inc. (“TIH”) the parent company of Tingo Mobile, PLC contacted MICT about a potential business combination transaction between the parties.

Following various discussions between the TIH representatives and MICT, the parties mutually agreed to proceed with other transactions, with MICT preferring at the time to focus on potential targets in the financial services sector with a closer fit to its own Magpie Securities business, and TIH deciding to progress a business combination transaction with an OTC listed company, which it completed on August 15, 2021 and changed such company’s name to Tingo, Inc., and the submission of an application to uplist the shares of Tingo, Inc. to the New York Stock Exchange, which it announced on October 18, 2021.

Having observed that Tingo had launched its agri-fintech platform and subsequently entered into a strategic partnership with Visa, which it announced on October 27, 2021 and had also appointed a corporate and financial advisor, which it announced on March 31, 2022, the latter two of which would have entailed extensive due diligence on Tingo, and had reported strong financial results for the year ended December 31, 2021 in its Form 10-K, MICT reengaged with the representatives of Tingo in April 2022.

On April 25, 2022, MICT received a corporate presentation concerning Tingo and, on April 26, MICT and its representative met with the founder and CEO of Tingo to further discuss the businesses of Tingo and MICT, the potential combination rationale and synergies, and outline deal terms.

On April 27, 2022, further information on Tingo was provided by Tingo and certain of its representatives, which information was used by MICT and its advisors to undertake certain due diligence.

On April 28, 2022, Tingo’s financial advisor presented to MICT’s board of directors, as part of which the advisor explained the significant amount of due diligence it had undertaken over more than three months on Tingo, before taking them on as a client. The advisor also spoke about their valuation of Tingo and their views on Tingo’s business strengths and Tingo’s strong management team.

On April 29, 2022, MICT issued a non-binding term sheet to Tingo, which MICT and Tingo negotiated throughout the day, before executing the term sheet later that evening.

Between April 29, 2022 and May 9, 2022 MICT undertook further due diligence on Tingo and held numerous meetings and telephone conference meetings with the management of Tingo and its financial advisor. In parallel, MICT and Tingo negotiated final terms of the deal as well as an initial definitive Agreement and Plan of Merger, which was executed by MICT and Tingo on May 9, 2022 and announced by each of the companies on May 10, 2022.

From May 10, 2022, further due diligence was performed by MICT on Tingo, as part of which MICT engaged Ernst & Young GmbH Wirtschaftsprüfungsgesellschaft (“Ernst & Young”) to undertake financial due diligence, tax due diligence and quality of earnings analysis, as well as Houlihan Lokey to undertake financial analysis, the Nigerian office of Dentons to undertake legal, operational, corporate and Ellenoff Grossman & Schole to undertake local due diligence and corporate due diligence and securities due diligence. The due diligence was conducted through document review and numerous telephonic conferences with representatives and management of Tingo, in addition to which Ernst & Young and Dentons visited the offices and operations of Tingo and its trading subsidiary in Lagos. To assist with the due diligence process, Tingo made available a virtual dataroom, which was periodically updated with additional information.

From May 12, 2022 to May 24, 2022, MICT’s management team interviewed several Big 4 and Top 10 accounting firms to undertake a range of detailed analysis and due diligence work on Tingo.

On May 25, 2022, MICT formally engaged a Big 4 accounting firm to assist MICT’s management with its financial due diligence, tax due diligence and a quality of earnings analysis, and to produce reports on their findings in each of these areas. The accounting firm was not retained by MICT to provide analysis or a recommendation regarding the consideration to be paid to Tingo securityholders in connection with the combination. Tingo provided the information and financial team to support the diligence completed by MICT’s management and the accounting firm, including providing access to a virtual data room and facilitating face-to-face and virtual meetings with members of the Tingo management team and financial team over a three week period.

Between June 10, 2022 and June 14, 2022, the accounting firm delivered its reports to MICT. During the course of their work, the accounting firm held multiple discussions with MICT’s management team and advisory team to discuss their findings to agree changes to the scope of work from time to time. In order to undertake their work thoroughly and efficiently, the accounting firm assigned a large number of employees to Tingo, which included teams in Africa, Europe and the United States of America.

The due diligence reports from the accounting firm covered a broad scope of work including but not limited to a review of historic information, an analytical review, the background of the company, the business model, the quality of earnings (including revenues, pricing, costs, margins and profitability, an analysis of trends, quality of net assets and the balance sheet, quality of cashflows, quality of financial information, and a review of all direct and indirect taxes. The reports and findings of the accounting firm corroborated the information and representations provided by Tingo during the previous negotiation of the terms of the Merger.

At the request of MICT’s board of directors, Houlihan Lokey then reviewed and discussed its financial analyses with respect to MICT, Tingo and the proposed merger. Thereafter, at the request of MICT’s board of directors, Houlihan Lokey orally rendered its opinion to MICT’s board of directors (which was subsequently confirmed in writing by delivery of Houlihan Lokey’s written opinion dated June 14, 2022 addressed to the MICT’s board of directors) as to, as of such date, the fairness, from a financial point of view, to MICT of the aggregate ownership ratio provided for in the merger pursuant to the merger agreement.

Having completed all due diligence by June 14 2022, MICT and Tingo entered into and executed an Amended and Restated Merger Agreement on June 15, 2022 amending the original merger agreement and MICT issued a press release announcing the transaction on the same date.

MICT’s Reasons for the Combination and Recommendation of the MICT Board of Directors

MICT’s board of directors , in evaluating the merger, consulted with its management and its financial and legal advisors. In reaching its unanimous resolution (i) that the Amended and Restated Merger Agreement and the transactions contemplated thereby, including the merger and the issuance of shares of common stock in connection therewith, are advisable and in the best interests of MICT and (ii) to recommend that the MICT stockholders adopt the Amended and Restated Merger Agreement and approve the merger and the other transactions contemplated by the Amended and Restated Merger Agreement MICT’s board of directors considered a range of factors, including, but not limited to, the factors discussed below. In light of the number and wide variety of factors considered in connection with its evaluation of the merger, MICT’s board of directors did not consider it practicable to, and did not attempt to, quantify or otherwise assign relative weights to the specific factors that it considered in reaching its determination and supporting its decision. MICT’s board of directors viewed its decision as being based on all the information available and the factors presented to and considered by it. In addition, individual directors may have given different weight to different factors. This explanation of MICT’s reasons for merger and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under “Cautionary Note Regarding Forward-Looking Statements.”

MICT’s board of directors considered a number of factors pertaining to the merger as generally supporting its decision to enter into the Amended and Restated Merger Agreement and the transactions contemplated thereby, including, but not limited to, the following material factors:

1.      Large Target Market: In Tingo’s domestic market of Nigeria alone there are 206 million citizens, which is forecast to grow to 233 million citizens by 2025, and Africa’s current population of approximately 1.2 billion is projected to double over the next 30 years. In addition, MICT aims to assist Tingo’s entry into and rollout throughout China, which has a population of 1.4 billion, including a large agricultural community, with an estimated 200 million to 400 million farmers. Tingo also aims to expand into other countries and continents, such as India and South America.

2.      Overall Growth Prospects: Tingo has a track record of delivering consistent growth, delivering a compound annual growth rate of 38% between 2019 and 2021, which accelerated significantly in Q1 2022.

3.      Fintech and Marketplace Platform Growth Prospects: Tingo’s mobile telephone based fintech and marketplace platform is highly scalable and delivered revenue growth of 101% in 2021, from $98.6 million in 2021 to $198.6 million in 2021, and revenue growth of 55.9% in Q1 2022, from $77.9 million for Q4 2021 to $121.5 million for Q1 2022.

4.      Platform Supports Further Growth Initiatives. Tingo’s platform is positioned for expansion through the addition of new products, for example an e-wallet and payment services, as well as pension services, a range of financial services and a range of travel services. Tingo is currently working towards expanding into these markets, leveraging its existing commercial networks and relationships and those that it expects to establish in the future. Additionally, the launch of Tingo’s platform into other territories provides Tingo with a substantial market opportunity.

5.      Sticky Revenue Model and Low Cost Per Acquisition: Tingo’s model of providing smart-phone handsets on a three-year lease contact, together with its customers’ high dependency on Tingo’s payment services and marketplace, creates a high degree of customer retention and revenue stickiness. In addition, Tingo’s strategy of working with co-operatives facilitates a low level of cost per acquisition.

6.      Advantageous Current Market Conditions: The need for Tingo’s products and solutions for improving food security and social upliftment has increased significantly over the past 12 months as food price inflation has increased markedly and Russia’s war in Ukraine has created major food supply chain problems.

7.      Profitable Business Model: Tingo delivered a gross margin of 39% for the year ended December 31, 2021, which increased to 60% for Q1 2022.

8.      Relationship with Visa: Tingo’s pan-Africa strategic partnership with Visa provides it with a high degree of trust with customers and a highly-effective route to market, as well as a potential means to expand into other countries within Africa.

9.      Due Diligence: Due diligence examinations of Tingo and discussions with Tingo’s management team, and MICT’s financial advisors and legal advisors, concerning MICT’s due diligence examination of Tingo gives a high degree of comfort;

10.    Financial Strength: The Board of MICT considered factors such as Tingo’s detailed historical financial results, outlook, financial model, debt structure and unit economics as well as other mergers and acquisitions activity for companies in the fintech industry. This enabled the Board of MICT to consider Tingo’s historical growth and its current prospects for growth and various historical and current balance sheet items of Tingo. In reviewing these factors, the Board of MICT concluded that Tingo should be well positioned to successfully gain global market share and dollarize its business, while continuing to drive margins higher.

11.    Experienced Board of Directors and Management Team: Tingo has a strong board of directors and management team with significant operating experience. The founder and Chief Executive Officer has successfully grown and developed the business over the past 20 years. The two Co-Chairman of Tingo have extensive listed company and capital markets experience. The Chief Financial Officer has extensive international business, listed company and capital markets experience. In addition, the remainder of the Board of Directors, the Advisory Board, and the management team of the operational subsidiary are all highly experienced. The senior management of Tingo intend to remain with Tingo in the capacity of officers and/or directors, providing helpful continuity in advancing Tingo’s strategy growth and other objectives.

12.    Lock-Up: Certain stockholders of Tingo (including its CEO) have agreed to be subject to a 180-day lockup in respect of their securities subject to certain customary exceptions, which will provide important stability to the leadership and governance of Tingo.

13.    Other Alternatives: The MICT’s board of directors believes, after a thorough review of other business combination opportunities reasonably available to MICT, that the proposed merger represents the best potential business combination and the most attractive opportunity based upon the process utilized to evaluate and assess other potential acquisition targets; and

14.    Negotiated Transaction: The financial and other terms of the merger agreement and the fact that such terms and conditions are reasonable and were the product of arm’s length negotiations between MICT and Tingo.

MICT’s board of directors also considered a variety of uncertainties and risks and other potentially negative factors concerning the merger including, but not limited to, the following:

•        Macroeconomic Risks: Macroeconomic uncertainty, including the potential impact of the COVID-19 pandemic, and the effects it could have on Tingo’s revenues post-Closing;

•        Business Plan and Projections May Not Be Achieved: The risk that Tingo may not be able to execute on the business plan, and realize the financial performance as set forth in the financial projections, in each case, presented to MICT’s management team and board of directors;

•        Stockholder Vote: The risk that MICT’s stockholders may fail to provide the respective votes necessary to effect the merger;

•        Closing Conditions: The fact that the completion of the merger is conditioned on the satisfaction of certain closing conditions that are not within MICT’s control;

•        Litigation: The possibility of litigation challenging the merger or that an adverse judgment granting permanent injunctive relief could indefinitely enjoin consummation of the merger;

•        Listing Risks: The challenges associated with preparing Tingo, an OTC listed entity, for the applicable disclosure and listing requirements to which Tingo will be subject as a publicly traded company on the Nasdaq Market;

•        Benefits May Not Be Achieved: The risks that the potential benefits of the merger may not be fully achieved or may not be achieved within the expected timeframe;

•        Growth Initiatives May Not be Achieved: The risk that Tingo’s growth initiatives may not be fully achieved or may not be achieved within the expected timeframe;

•        Board and Independent Committees: The risk that Tingo’s board of directors post-Closing and independent committees do not possess adequate skills set within the context of Tingo operating as a public company;

•        MICT Stockholders Receiving a Minority Position in Tingo: The risk that MICT’s stockholders will hold a minority position in Tingo;

•        Fees and Expenses: The fees and expenses associated with completing the merger;

•        the financial analysis reviewed by Houlihan Lokey with the Purchaser Board as well as the oral opinion of Houlihan Lokey rendered to the Purchaser Board on June 14, 2022 (which was subsequently confirmed in writing by delivery of Houlihan Lokey’s written opinion dated June 14, 2022 addressed to the Purchaser Board) as to, as of June 14, 2022, the fairness, from a financial point of view, to Purchaser of the Aggregate Ownership Ratio provided for in the Merger pursuant to the Agreement; and

•        Other Risks Factors: Various other risk factors associated with the business of Tingo, as described in the section entitled “Risk Factors” appearing elsewhere in this proxy statement/consent solicitation statement/prospectus.

The above discussion of the material factors considered by the MICT’s board of directors is not intended to be exhaustive, but does set forth the principal factors considered by the MICT’s board of directors.

The factors set forth above are not intended to be exhaustive, but include many of the material factors considered by the MICT board of directors in approving the merger agreement, the issuance of shares of MICT common stock in the combination as contemplated by the MICT merger proposal, the MICT charter amendment proposal, the MICT director election proposal, the Nasdaq proposal, and the Equity Incentive Plan proposal, in authorizing the execution of the merger agreement and related transaction documents and in recommending that MICT’s stockholders vote in favor of MICT merger proposal, the MICT charter amendment proposal, the MICT director election proposal, the Nasdaq proposal, and the Equity Incentive Plan proposal. In view of the wide variety of factors, both positive and negative, considered in connection with making its determinations and recommendations, and the complexity of these matters, the MICT board of directors did not find it practical to, and did not attempt to, quantify, rank or otherwise assign any relative or specific weights or values to any of the various factors considered in reaching its determination to approve the merger agreement, the MICT charter amendment, the election of the post-closing board of directors, the issuance of shares of MICT common stock for the purposes of complying with the applicable rules of Nasdaq, and the approval and adoption of the Equity Incentive Plan. The MICT board of directors did not undertake to make any specific determination as to whether any particular factor, or any aspect of any particular factor, was favorable or unfavorable to the ultimate determination of the MICT board of directors. In addition, individual members of the MICT board of directors may have given different weights to different factors. The MICT board of directors carefully considered all of the factors described above as a whole.

Tingo’s Reasons for the Combination and Recommendation of the Tingo Board of Directors

In reaching the decision to proceed with the transactions contemplated by the Merger Agreement and recommend the Merger Agreement for approval by the Tingo stockholders, the Tingo Board consulted with Tingo’s executive management and its legal, business and strategy consultants considered a variety of factors with respect to such transactions, including those matters involving Tingo discussed above in “Background of the Combination.” As discussed in greater detail below, these consultations included discussions regarding MICT and Tingo’s strategic business plans, the costs and risks of executing these business plans, the respective companies’ past and current business operations and financial condition, their future prospects, the strategic rationale for the transaction and the terms and conditions of the merger agreement.

The following discussion of the information and factors considered by the Tingo Board is not exhaustive. In view of the wide variety of factors considered in connection with the Combination, the Tingo Board did not consider it practical, nor did it attempt, to quantify or otherwise assign relative weight to different factors it considered in reaching its decision. In addition, individual members of the Tingo Board may have given different weight to different factors. The Tingo Board considered this information as a whole, and overall considered it to be favorable to, and in support of, its determination and recommendations.

Among the material information and factors considered by the Tingo Board were the following:

•        MICT as a Platform for Organizational Growth.    The Combination could provide Tingo’s business with the ability to combine the resources afforded to it as a Nasdaq-traded company with MICT’s core business to capitalize on additional growth and development opportunities, as well as acquisition prospects;

•        MICT as a Platform for Geographic Expansion.    The Combination could also provide Tingo with the ability to expand its operations into new markets where MICT has already developed expertise and relationships with key constituencies in these markets;

•        Access to Capital for Business Expansion.    As of March 31, 2022, MICT had approximately $86.4 million on hand in cash and cash equivalents. Tingo expects to be able to access a substantial portion of these cash resources in furtherance of business of the combined companies;

•        Valuation.    The Combination, as a Nasdaq-traded company, could result in the combined enterprise being valued by the investing public at a higher multiple of earnings, revenue or other indicator of value than has been currently applied to Tingo’s stock;

•        Market Depth.    The post-merger company is expected to have greater trading volume and market depth than currently available to Tingo, which could make the shares of the post-merger company more attractive for acquisition targets and key employees;

•        Shareholder Base.    The Combination would increase the diversity of the post-merger company’s shareholder base, which could facilitate greater liquidity for its stockholders;

•        Visibility.    Following completion of the Combination, the increased size of the combined companies on a consolidated basis could increase its visibility to market researchers, analysts, industry publications, and trading firms;

•        No Financing Condition.    A financing condition is not attached to the consummation of the Combination;

•        Prospects of Continuing to Operate as an OTC-Traded Entity.    The Tingo Board’s assessment of its prospects for substantially increasing stockholder value as an OTC-traded entity versus proceeding with the Combination;

•        Available Alternatives.    The possible alternatives to the Combination with MICT that were discussed or considered by the Tingo Board during the previous several months, and the desirability and perceived risks of those alternatives, the potential benefits to Tingo stockholders of these alternatives and the timing and the likelihood of completing such alternatives, as well as the likelihood that such alternatives could result in greater value for Tingo stockholders, taking into account risks of execution as well as business, competitive, industry and market risks;

•        Likelihood of Completion.    The Tingo Board considered that the Combination would likely be completed based on, among other things, the limited number of closing conditions to the Combination contained in the merger agreement;

The Tingo Board also considered the potential risks of the merger, including the following:

•        Risk of Non-Completion.    Although the Tingo Board considered consummation of the Combination as likely, the Board also considered the risk that the Combination may not be completed as a result of several factors, including (i) the receipt of the MICT Board of a ‘superior proposal’ as such term is defined in the merger agreement that would enable it to terminate the merger agreement, (ii) the non-fulfillment of a condition to closing, or (iii) the occurrence of an event that would cause a material adverse effect upon the operations or financial condition of either Tingo or MICT that would prevent completion of the Combination or otherwise permit the parties thereto to withdraw from or abandon the Combination;

•        Risk of Share Price Decline.    The possibility that the Tingo share price may decline because the investing public may assign lower values to MICT’s business than the values Tingo used in negotiating the terms of the Combination;

•        Lack of Accretion; Dilution.    The possibility that the Combination may not be accretive to Tingo’s stockholders and that the exchange ratio as between the MICT shareholders and the Tingo shareholders will be dilutive to the value of the holdings of Tingo’s stockholders;

•        Risk of Asset Impairment.    The possibility that any goodwill or identifiable intangible assets we record due to the Combination could become impaired;

•        Opportunity Costs.    The foreclosure of other possible transformative transactions for Tingo that cannot be pursued because of the limited resources of Tingo’s management team to investigate or evaluate any such possible transactions; and

The Tingo Board believed that, overall, the potential benefits of the Combination to Tingo and its stockholders outweigh the risks considered by the Board.

After considering the factors discussed above, the Tingo Board (i) determined that it is advisable, fair to, and in the best interests of Tingo and its stockholders to enter into the merger agreement, (ii) adopted the merger agreement and approved the transactions contemplated thereby, and (iii) recommended that the stockholders of Tingo also approve the merger agreement and the Combination.

The Tingo Board realized that there can be no assurance about future results, including results considered or expected as described in the factors listed above. It should be noted that this explanation of the Tingo Board’s reasoning and all other information presented in this section are forward-looking in nature and, therefore, should be read in light of the factors discussed under the heading “Cautionary Statement Regarding Forward-Looking Statements” on page 2 of this Joint Proxy/Registration Statement.

Opinion of MICT’s Financial Advisor

On June 14, 2022, Houlihan Lokey orally rendered its opinion to the MICT board of directors (which was subsequently confirmed in writing by delivery of Houlihan Lokey’s written opinion addressed to the MICT board of directors dated June 14, 2022) as to, as of June 14, 2022, the fairness, from a financial point of view, to MICT of the aggregate ownership ratio provided for in the merger pursuant to the merger agreement.

Houlihan Lokey’s opinion was directed to the MICT board of directors (in its capacity as such), and only addressed the fairness, from a financial point of view, to MICT of the aggregate ownership ratio provided for in the merger pursuant to the merger agreement and did not address any other aspect or implication of the merger or any other agreement, arrangement or understanding entered into in connection therewith or otherwise. The summary of Houlihan Lokey’s opinion in this proxy statement/prospectus is qualified in its entirety by reference to the full text of its written opinion, which is attached as Annex B to this proxy statement/prospectus and describes the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Houlihan Lokey in connection with the preparation of its opinion. However, neither Houlihan Lokey’s opinion nor the summary of its opinion and the related analyses set forth in this proxy statement/prospectus are intended to be, and do not constitute, advice or a recommendation to the MICT board of directors, any security holder of MICT or any other person as to how to act or vote with respect to any matter relating to the merger.

In connection with its opinion, made such reviews, analyses and inquiries as it deemed necessary and appropriate under the circumstances. Among other things, Houlihan Lokey:

•        reviewed a draft, dated June 14, 2022, of the merger agreement;

•        reviewed certain publicly available business and financial information relating to MICT and TIngo that Houlihan Lokey deemed to be relevant;

•        reviewed certain information relating to the historical, current and future operations, financial condition and prospects of MICT and Tingo made available to Houlihan Lokey by MICT and Tingo, including (a) financial projections prepared by the management of MICT relating to MICT (the “MICT Projections”), and (b) financial projections prepared by the management of Tingo relating to Tingo (the “Tingo Projections”);

•        spoke with certain members of the managements of MICT and Tingo and certain of their respective representatives and advisors regarding the respective businesses, operations, financial condition and prospects of MICT and Tingo, the merger, Tingo preferred stock exchange and related matters;

•        compared the financial and operating performance of MICT and the Tingo with that of companies with publicly traded equity securities that Houlihan Lokey deemed to be relevant;

•        reviewed the current and historical market prices and trading volume for certain of MICT’s publicly traded equity securities, and the current and historical market prices and trading volume of the publicly traded equity securities of certain other companies that Houlihan Lokey deemed to be relevant; and

•        conducted such other financial studies, analyses and inquiries and considered such other information and factors as Houlihan Lokey deemed appropriate.

Houlihan Lokey relied upon and assumed, without independent verification, the accuracy and completeness of all data, material and other information furnished, or otherwise made available, to it, discussed with or reviewed by it, or publicly available, and did not assume any responsibility with respect to such data, material and other information. In addition, management of MICT advised Houlihan Lokey, and Houlihan Lokey assumed, that the MICT Projections were reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of such management as to the future financial results and condition of MICT. In addition, at MICT’s direction, Houlihan Lokey assumed that the Tingo Projections were reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of the management of Tingo as to the future financial results and condition of Tingo. At MICT’s direction, Houlihan Lokey assumed that the MICT Projections and the Tingo Projections provided a reasonable basis on which to evaluate MICT, Tingo, the merger and Tingo preferred stock exchange and Houlihan Lokey, at MICT’s direction, used and relied upon the MICT Projections and the Tingo Projections for purposes of its analyses and opinion. Houlihan Lokey expressed no view or opinion with respect to the MICT Projections, the Tingo Projections or the respective assumptions on which they were based. In reaching its conclusions, with Purchaser’s consent, Houlihan Lokey did not rely upon a review of the publicly available financial terms of other transactions, because Houlihan Lokey did not identify a sufficient number of relevant transactions in which it deemed the acquired companies to be sufficiently similar to MICT or Tingo. Houlihan Lokey relied upon and assumed, without independent verification, that there had been no change in the businesses, assets, liabilities, financial condition, results of operations, cash flows or prospects of MICT or Tingo since the respective dates of the most recent financial statements and other information, financial or otherwise, provided to Houlihan Lokey that would be material to Houlihan Lokey’s analyses or opinion, and that there was no information or any facts that would make any of the information reviewed by Houlihan Lokey incomplete or misleading. Houlihan Lokey also relied upon and assumed, without independent verification, the assessments of the managements of MICT and Tingo as to Tingo’s and MICT’s existing and future technology, products, product candidates, services and intellectual property and the validity of, and risks associated with, such technology, products, product candidates, services and intellectual property (including, without limitation, the timing and probability of successful testing, development and commercialization of such technology, products, product candidates and services, the approval thereof by appropriate governmental authorities, and the potential impact of competition), and Houlihan Lokey assumed at MICT’s direction that there would be no developments with respect to any such matters that would affect Houlihan Lokey’s analyses or opinion. MICT advised Houlihan Lokey that Tingo indicated it intended to restate its financial statements for the year ended December 31, 2021 and the three months ended March 31, 2022, relating to the method of accounting applied to its acquisition of Tingo Mobile, PLC (the “Tingo Mobile Acquisition”). At MICT’s direction, Houlihan Lokey assumed that any restatement of the Tingo’s financial statements, whether related to the Acquisition or otherwise, would not be material to Houlihan Lokey’s analyses or opinion.

Houlihan Lokey relied upon and assumed, without independent verification, that (a) the representations and warranties of all parties to the merger agreement and all other related documents and instruments referred to therein were true and correct, (b) each party to the merger agreement and such other related documents and instruments would fully and timely perform all of the covenants and agreements required to be performed by such party, (c) all conditions to the consummation of the merger and Tingo preferred stock exchange would be satisfied without waiver thereof, and (d) the merger and Tingo preferred stock exchange would be consummated in a timely manner in accordance with the terms described in the merger agreement and such other related documents and instruments, without any amendments or modifications. Houlihan Lokey also assumed that the Merger would qualify as a tax-free “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended. Houlihan Lokey relied upon and assumed, without independent verification, that (i) the merger and Tingo preferred stock exchange would be consummated in a manner that complies in all respects with all applicable foreign, federal, state and local statutes, rules and regulations, and (ii) all governmental, regulatory, and other consents and approvals necessary for the consummation of the merger and Tingo preferred stock exchange would be obtained and that no delay, limitations, restrictions or conditions would be imposed or amendments, modifications or waivers made that would result in the disposition of any assets of MICT or Tingo, or otherwise have an effect on the merger and Tingo preferred stock exchange, MICT or Tingo or any expected benefits of the merger and Tingo preferred stock exchange that would be material to Houlihan Lokey’s analyses or opinion. In addition, Houlihan Lokey relied upon and assumed, without independent verification, that the final form of the merger agreement would not differ in any respect from the draft of the merger agreement identified above.

Furthermore, in connection with its opinion, Houlihan Lokey was not requested to, and did not, make any physical inspection or independent appraisal or evaluation of any of the assets, properties or liabilities (fixed, contingent, derivative, off-balance-sheet or otherwise) of MICT, Tingo or any other party, nor was Houlihan Lokey provided with any such appraisal or evaluation. Houlihan Lokey did not estimate, and expressed no opinion regarding, the liquidation value of any entity or business. Houlihan Lokey did not undertake any independent analysis of any potential or actual litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which MICT or Tingo was or may have been a party or was or may have been subject, or of any governmental investigation of any possible unasserted claims or other contingent liabilities to which MICT or Tingo was or may have been a party or was or may have been subject.

Houlihan Lokey was not requested to, and did not, (a) initiate or participate in any discussions or negotiations with, or solicit any indications of interest from, third parties with respect to the merger and Tingo preferred stock exchange, the securities, assets, businesses or operations of MICT, Tingo or any other party, or any alternatives to the merger and Tingo preferred stock exchange, (b) negotiate the terms of the merger and Tingo preferred stock exchange, (c) advise the MICT board of directors, MICT or any other party with respect to alternatives to the merger and Ting preferred stock exchange, or (d) identify, introduce to the MICT board of directors, MICT or any other party, or screen for creditworthiness, any prospective investors, lenders or other participants in the merger and Tingo preferred stock exchange. Houlihan Lokey’s opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to Houlihan Lokey as of, the date of its opinion. The credit, financial and stock markets had been experiencing unusual volatility and Houlihan Lokey expressed no opinion or view as to any potential effects of such volatility on the merger and Tingo preferred stock exchange, and its opinion did not purport to address potential developments in any such markets. Houlihan Lokey understood that historical financial statements and financial projections for the Company were prepared by the management of the Company in naira. Houlihan Lokey utilized certain publicly available naira to United States dollar exchange rates and Houlihan Lokey assumed, with MICT’s consent, that such exchange rates were reasonable to utilize for purposes of Houlihan Lokey’s analyses and opinion. Houlihan Lokey expressed no view or opinion as to any currency or exchange rate fluctuations and assumed, with Purchaser’s consent, that any such fluctuations would not in any respect be material to Houlihan Lokey’s analyses or opinion. In addition, Houlihan Lokey expressed no view as to, and its opinion did not address, foreign currency exchange risks (if any) associated with the merger and Tingo preferred stock exchange or otherwise. Houlihan Lokey did not undertake, and is under no obligation, to update, revise, reaffirm or withdraw its opinion, or otherwise comment on or consider events occurring or coming to its attention after the date of its opinion. Houlihan Lokey did not express any opinion as to what the value of the MICT common stock actually would be when issued in the merger pursuant to the merger agreement or the price or range of prices at which MICT common stock or Tingo common stock could be purchased or sold, or otherwise be transferable, at any time.

Houlihan Lokey’s opinion was furnished for the use of the MICT board of directors (in its capacity as such) in connection with its evaluation of the merger and Tingo preferred stock exchange and may not be used for any other purpose without Houlihan Lokey’s prior written consent. Houlihan Lokey’s opinion was not intended to be, and does not constitute, a recommendation to the MICT board of directors, MICT, any security holder or any other party as to how to act or vote with respect to any matter relating to the merger and Tingo preferred stock exchange or otherwise.

Houlihan Lokey was not requested to opine as to, and its opinion did not express an opinion as to or otherwise address, among other things: (i) the underlying business decision of the MICT board of directors, MICT, its security holders or any other party to proceed with or effect the merger and Tingo preferred stock exchange, (ii) the terms of any arrangements, understandings, agreements or documents related to, or the form, structure or any other portion or aspect of, the merger and Tingo preferred stock exchange or otherwise (other than the aggregate ownership ratio to the extent expressly specified in Houlihan Lokey’s opinion), including, without limitation, other than assuming the consummation thereof prior to the merger and Tingo preferred stock exchange, (iii) the fairness of any portion or aspect of the merger and Tingo preferred stock exchange to the holders of any class of securities, creditors or other constituencies of MICT or Tingo, or to any other party (including, without limitation, the potential dilutive or other effects of the merger and Tingo preferred stock exchange), (iv) the relative merits of the merger and Tingo preferred stock exchange as compared to any alternative business strategies or transactions that might have been available for MICT, Tingo or any other party, (v) the fairness of any portion or aspect of the merger and Tingo preferred stock exchange to any one class or group of Purchaser’s, the Company’s or any other party’s security holders or other constituents vis-à-vis any other class or group of MICT’s, Tingo’s or such other party’s security holders or other constituents (including, without limitation, the allocation of any consideration amongst or within such classes or groups of security holders or other constituents), (vi) the appropriate capital structure of MICT, whether MICT should be issuing debt or equity securities or a combination of both in the merger and preferred stock exchange, or the form, structure or any aspect or terms of any debt or equity financing for, or in connection with, the merger and Tingo preferred stock exchange or the likelihood of obtaining such financing, (vii) the acquisition by any party or group of a controlling interest in MICT, (viii) whether or not MICT, Tingo, their respective security holders or any other party is receiving or paying reasonably equivalent value in the merger and Tingo preferred stock exchange, (ix) the solvency, creditworthiness or fair value of MICT, Tingo or any other participant in the merger and Tingo preferred stock exchange, or any of their respective assets, under any applicable laws relating to bankruptcy, insolvency, fraudulent conveyance or similar matters, or (x) the fairness, financial or otherwise, of the amount, nature or any other aspect of any compensation to or consideration payable to or received by any officers, directors or employees of any party to the merger and Ting, any class of such persons or any other party, relative to the aggregate ownership ratio or otherwise. Furthermore, Houlihan Lokey did not express any opinion, counsel or interpretation regarding matters that require legal, regulatory, environmental, accounting, insurance, tax or other similar professional advice. Houlihan Lokey assumed that such opinions, counsel or interpretations had been or would be obtained from the appropriate professional sources. Furthermore, Houlihan Lokey relied, with the consent of the MICT board of directors, on the assessments by the MICT board of directors, MICT and their respective advisors, as to all legal, regulatory, environmental, accounting, insurance, tax and other similar matters with respect to MICT, Tingo and the merger and Tingo preferred stock exchange or otherwise.

In preparing its opinion to the MICT board of directors, Houlihan Lokey performed a variety of analyses, including those described below. The summary of Houlihan Lokey’s analyses is not a complete description of the analyses underlying Houlihan Lokey’s opinion. The preparation of such an opinion is a complex process involving various quantitative and qualitative judgments and determinations with respect to the financial, comparative and other analytical methods employed and the adaptation and application of these methods to the unique facts and circumstances presented. As a consequence, neither Houlihan Lokey’s opinion nor its underlying analyses is readily susceptible to summary description. Houlihan Lokey arrived at its opinion based on the results of all analyses undertaken by it and assessed as a whole and did not draw, in isolation, conclusions from or with regard to any individual analysis, methodology or factor. While the results of each analysis were taken into account in reaching Houlihan Lokey’s overall conclusion with respect to fairness, Houlihan Lokey did not make separate or quantifiable judgments regarding individual analyses. Accordingly, Houlihan Lokey believes that its analyses and the following summary must be considered as a whole and that selecting portions of its analyses, methodologies and factors, without considering all analyses, methodologies and factors, could create a misleading or incomplete view of the processes underlying Houlihan Lokey’s analyses and opinion.

In performing its analyses, Houlihan Lokey considered general business, economic, industry and market conditions, financial and otherwise, and other matters as they existed on, and could be evaluated as of, the date of its opinion. No company or business used in Houlihan Lokey’s analyses for comparative purposes is identical to MICT, and an evaluation of the results of those analyses is not entirely mathematical. The estimates contained in the MICT Projections and the Tingo Projections, and the implied aggregate ownership ratio reference ranges indicated by Houlihan Lokey’s analyses, are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. In addition, any analyses relating to the value of assets, businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold, which may depend on a variety of factors, many of which are beyond the control of MICT and Tingo. Much of the information used in, and accordingly the results of, Houlihan Lokey’s analyses are inherently subject to substantial uncertainty.

Houlihan Lokey’s opinion was only one of many factors considered by the MICT board of directors in evaluating the proposed merger. Neither Houlihan Lokey’s opinion nor its analyses were determinative of the merger consideration or of the views of the MICT board of directors with respect to the merger or the merger consideration. The type and amount of consideration payable in the merger were determined through negotiation between MICT and Tingo, and the decision to enter into the merger agreement was solely that of the MICT board of directors.

Material Financial Analyses

The following is a summary of the material financial analyses performed by Houlihan Lokey in connection with the preparation of its opinion and reviewed with the MICT board of directors on June 14, 2022. The order of the analyses does not represent relative importance or weight given to those analyses by Houlihan Lokey. The analyses summarized below include information presented in tabular format. The tables alone do not constitute a complete description of the analyses. Considering the data in the tables below without considering the full narrative description of the analyses, as well as the methodologies underlying, and the assumptions, qualifications and limitations affecting, each analysis, could create a misleading or incomplete view of Houlihan Lokey’s analyses.

For purposes of its analyses, Houlihan Lokey reviewed a number of financial metrics, including:

•        Enterprise Value — generally, the value as of a specified date of the relevant company’s outstanding equity securities (taking into account outstanding options and other securities convertible, exercisable or exchangeable into or for equity securities of the company) plus the amount of its net debt (the amount of its outstanding indebtedness, non-convertible preferred stock, capital lease obligations and non-controlling interests less the amount of cash and cash equivalents on its balance sheet).

•        Adjusted EBITDA — generally, the amount of the relevant company’s earnings before interest, taxes, depreciation and amortization and stock option expense for a specified time period, adjusted for certain non-recurring items.

Unless the context indicates otherwise, share prices used in the selected companies analysis described below were based on the closing price of the common stock of the selected companies listed below as of June 13, 2022. The estimates of future financial performance of MICT relied upon for the financial analyses described below were based on the MICT Projections, and the estimates of future financial performance of Tingo relied upon for the financial analyses described below were based on the Tingo Projections. The estimates of the future financial performance of the selected companies listed below were based on publicly available research analyst estimates for those companies.

Selected Companies Analysis.    Houlihan Lokey reviewed certain financial data for selected companies with publicly traded equity securities that Houlihan Lokey deemed relevant.

With respect to Tingo, the financial data reviewed included:

•        Enterprise value as a multiple of adjusted EBITDA for the last twelve months, or “LTM” adjusted EBITDA;

•        Enterprise value as a multiple of estimated adjusted EBITDA for the 2022 calendar year, or “CY 2022E” adjusted EBITDA; and

•        Enterprise value as a multiple of estimated adjusted EBITDA for the 2023 calendar year, or “CY 2023E” adjusted EBITDA.

With respect to Tingo, the selected companies and resulting low, high, median and mean financial data included the following:

Telecommunications — Africa

•        Airtel Africa Plc

•        MTN Group Limited

•        MTN Nigeria Communications PLC

•        Safaricom PLC

•        Scancom Plc

•        Sonatel SA

•        Vodacom Group Limited

Fintech/Payments — Emerging Markets

•        Capital Appreciation Limited

•        Cielo S.A.

•        Evertec, Inc.

•        Fawry

•        Network International Holdings plc

•        PagSeguro Digital Ltd.

•        Payoneer Global Inc.

•        StoneCo Ltd.

Enterprise Value to Adjusted EBITDA
	LTM	CY 2022E	CY 2023E
Low	2.3x	3.0x	2.7x
High	17.5x	9.9x	9.8x
Median	5.7x	4.7x	4.3x
Mean	6.7x	5.7x	4.9x

With respect to MICT, the financial data reviewed included:

•        Enterprise value as a multiple of LTM total revenue;

•        Enterprise value as a multiple of estimated total revenue for the 2022 fiscal year, or “FY 2022E” total revenue; and

•        Enterprise value as a multiple of estimated total revenue for the 2023 fiscal year, or “FY 2023E” total revenue.

With respect to MICT, the selected companies and resulting low, high, median and mean financial data included the following:

Insurance Platforms/Brokers

•        eHealth, Inc.

•        EverQuote, Inc.

•        Fanhua Inc.

•        GoHealth, Inc.

•        Huize Holding Limited

•        SelectQuote, Inc.

•        Waterdrop Inc.

Online Brokerage

•        East Money Information Co., Ltd.

•        Futu Holdings Limited

•        Interactive Brokers Group, Inc.

•        Robinhood Markets, Inc.

•        UP Fintech Holding Limited

Enterprise Value to Total Revenue
	LTM	FY 2022E	FY 2023E
Low	0.07x	0.04x	0.03x
High	19.57x	17.02x	13.75x
Median	0.70x	0.76x	0.69x
Mean	3.40x	3.00x	2.45x

Taking into account the results of the selected companies analysis of Tingo, Houlihan Lokey applied selected multiple ranges of 4.5x to 6.5x LTM adjusted EBITDA to Tingo’s LTM ended 3/31/2022 adjusted EBITDA, 4.0x to 6.0x CY 2022E adjusted EBITDA to Tingo’s CY 2022E adjusted EBITDA and 3.0x to 5.0x CY 2023E adjusted EBITDA to Ting’s CY 2023E adjusted EBITDA. The selected companies analysis of Tingo indicated (i) implied per share value reference ranges for Tingo of $1.62 to $2.33 based on LTM ended 3/31/22 adjusted EBITDA, $1.85 to $2.76 based on CY 2022E adjusted EBITDA, and $1.81 to $3.00 based on CY 2023E adjusted EBITDA, and (ii) implied aggregate equity value reference ranges for Tingo of approximately $1,991.2 million to $2,864.9 million based on LTM ended 3/31/22 adjusted EBITDA, $2,269.0 million to $3,390.8 million based on CY 2022E adjusted EBITDA, and $2,220.2 million to $3,683.5 million based on CY 2023E adjusted EBITDA.

Taking into account the results of the selected companies analysis of MICT, Houlihan Lokey applied selected multiple ranges of 1.00x to 2.00x LTM total revenue to Purchaser’s LTM ended 12/31/21 total revenue, 1.00x to 1.50x FY 2022E total revenue to MICT’s CY 2022E total revenue and 0.50x to 1.00x FY 2023E total revenue to MICT’s CY 2023E total revenue. The selected companies analysis of MICT indicated (i) implied per share value reference ranges for MICT of $1.05 to $1.47 based on LTM ended 12/31/21 total revenue, $1.28 to $1.61 based on CY 2022E total revenue, and $1.31 to $1.98 based on CY 2023E total revenue, and (ii) implied aggregate equity value reference ranges for MICT of approximately $140.3 million to $196.0 million based on LTM ended 12/31/21 total revenue, $170.8 million to $214.0 million based on CY 2022E total revenue, and $174.7 million to $264.7 million based on CY 2023E total revenue.

The selected companies analysis of MICT and Tingo indicated implied aggregate ownership ratio reference ranges of (i) 10.159 to 20.417 times the aggregate number of outstanding shares of MICT for all the outstanding shares of Tingo, based on the implied aggregate equity value reference ranges indicated for Purchaser from multiples of LTM ended 12/31/21 total revenue and for Tingo from multiples of LTM ended 3/31/22 adjusted EBITDA, (ii) 10.605 to 19.846 times the aggregate number of outstanding shares of MICT for all the outstanding shares of Tingo, based on the implied aggregate equity value reference ranges indicated for MICT from multiples of CY 2022E total revenue and for Tingo from multiples of CY 2022E adjusted EBITDA, and (iii) 8.389 to 21.090 times the aggregate number of outstanding shares of MICT for all the outstanding shares of Tingo, based on the implied aggregate equity value reference ranges indicated for MICT from multiples of CY 2023E total revenue and for Tingo from multiples of CY 2023E adjusted EBITDA, in each case as compared to the aggregate ownership ratio in the merger pursuant to the merger agreement of 3.444 times the aggregate number of outstanding shares of MICT for all the outstanding shares of Tingo.

Discounted Cash Flow Analysis.    Houlihan Lokey performed a discounted cash flow analysis of MICT based on the MICT Projections and Tingo based on the Tingo Projections. With respect to MICT, Houlihan Lokey applied a range of perpetual growth rates of 2.0% to 4.0% and discount rates ranging from 35.0% to 45.0%. With respect to Tingo, Houlihan Lokey applied a range of perpetual growth rates of 2.0% to 4.0% and discount rates ranging from 25.0% to 35.0%. The discounted cash flow analysis indicated (i) an implied per share value reference range for MICT of $1.94 to $2.75 and for Tingo of $1.71 to $2.72 (ii) an implied aggregate equity value reference range for Purchaser of $258.9 million to $366.9 million and for Tingo of $2,097.6 million to $3,340.1 million, and (iii) an implied aggregate ownership ratio reference range of 5.717 to 12.903 times the aggregate number of outstanding shares of MICT for all the outstanding shares of Tingo, as compared to the aggregate ownership ratio in the merger pursuant to the merger agreement of 3.444 times the aggregate number of outstanding shares of MICT for all the outstanding shares of Tingo.

Other Matters

Houlihan Lokey was engaged by MICT to provide an opinion to the MICT board of directors as to the fairness, from a financial point of view, to MICT of the aggregate ownership ratio provided for in the merger pursuant to the merger agreement. MICT engaged Houlihan Lokey based on Houlihan Lokey’s experience and reputation. Houlihan Lokey is regularly engaged to render financial opinions in connection with mergers, acquisitions, divestitures, leveraged buyouts, and for other purposes. Pursuant to its engagement by MICT, Houlihan Lokey became entitled to an aggregate fee of $1,250,000 for its services, of which $400,000 became payable to Houlihan Lokey upon its retention by MICT and $850,000 became payable upon the delivery of its opinion (with $300,000 of such amount due on delivery of the opinion and $550,000 due on the earlier of the consummation of the merger and the Tingo preferred stock exchange and September 30, 2022). MICT has also agreed to reimburse Houlihan Lokey for certain expenses and to indemnify Houlihan Lokey, its affiliates and certain related parties against certain liabilities and expenses, including certain liabilities under the federal securities laws, arising out of or relating to Houlihan Lokey’s engagement.

In the ordinary course of business, certain of Houlihan Lokey’s employees and affiliates, as well as investment funds in which they may have financial interests or with which they may co-invest, may acquire, hold or sell, long or short positions, or trade, in debt, equity, and other securities and financial instruments (including loans and other obligations) of, or investments in, MICT, Tingo, or any other party that may be involved in the merger and Tingo preferred stock exchange and their respective affiliates or security holders or any currency or commodity that may be involved in the merger and Tingo preferred stock exchange.

Houlihan Lokey and certain of its affiliates may provide investment banking, financial advisory and/or other financial or consulting services to MICT, Tingo, other participants in the merger and Tingo preferred stock exchange or certain of their respective affiliates or security holders in the future, for which Houlihan Lokey and its affiliates may receive compensation. Furthermore, in connection with bankruptcies, restructurings, distressed situations and similar matters, Houlihan Lokey and certain of its affiliates may have in the past acted, may currently be acting and may in the future act as financial advisor to debtors, creditors, equity holders, trustees, agents and other interested parties (including, without limitation, formal and informal committees or groups of creditors) that may have included or represented and may include or represent, directly or indirectly, or may be or have been adverse to, MICT, Tingo, other participants in the Transaction or certain of their respective affiliates or security holders, for which advice and services Houlihan Lokey and its affiliates have received and may receive compensation.

Tingo Unaudited Prospective Financial Information

In connection with Tingo’s strategic planning process, Tingo management prepared a long-range plan for Tingo that was intended to reflect actual results and trends and changes in Tingo’s performance and the industry in which it operates. As described in the section titled “—Background of the Combination,” during the period in which it was engaged in discussions with MICT and certain other parties with respect to a potential transaction and/or uplisting of its shares to a major securities exchange, Tingo management prepared a long-range plan for Tingo, dated March 10, 2022, which included certain unaudited prospective financial information for prospective periods in Tingo’s fiscal years 2022 through 2026 for Tingo as an independent company. The tables below summarize (i) the unaudited prospective financial information of Tingo included in the Tingo’s long-range plan as created by Tingo management, which financial information is referred to as the “Tingo standalone projections”. The Tingo standalone projections were prepared treating Tingo as an independent company, without giving effect to the Combination, including (i) any impact of the negotiation or execution of the merger agreement or the combination and the evaluation of potential strategic alternatives; (ii) the expenses that have been and may be incurred in connection with the Combination or the consummation thereof or potential strategic alternatives; (iii) the potential synergies that may be achieved by the combined companies as a result of the Combination; (iv) the effect of any business or strategic decision or action that has been or will be taken as a result of the merger agreement having been executed or in anticipation of the Combination; or (v) the effect of any business or strategic decisions or actions that would likely have been taken if the merger agreement had not been executed but that were instead altered, accelerated, postponed or not taken in anticipation of the combination.

The Tingo standalone projections were provided by Tingo management to its board of directors for the purposes of considering, analyzing and evaluating the combination and strategic alternatives. The Tingo board of directors assumed that the Tingo standalone projections prepared by Tingo management were reasonably prepared and reflected the best currently available estimates and judgments of the management of Tingo. The Tingo standalone projections were also provided to MICT in connection with its consideration and evaluation of the Combination and to MICT’s financial advisors, including Houlihan Lokey. who was authorized and directed to rely upon such projections for purposes of providing financial advice to the MICT board.

Other than its quarterly financial guidance and business outlook, Tingo does not as a matter of course make other public projections as to future revenues, earnings or other results available due to, among other reasons, the inherent difficulty of accurately predicting financial performance for future periods and the uncertainty, unpredictability and subjectivity of the underlying assumptions and estimates. The Tingo standalone projections prepared by Tingo are not included in this joint proxy statement/prospectus to influence any decision on whether to vote for the Tingo merger proposal or the MICT merger proposal or any other proposal presented at each company’s respective special meeting, but rather are included in this joint proxy statement/prospectus to give stockholders access to certain non-public information that was provided to the Tingo board of directors and, in the case of the Tingo standalone projections, to MICT and MICT’s financial advisors. The inclusion of the Tingo standalone projections prepared by Tingo should not be regarded as an indication that the Tingo board of directors, Tingo, the MICT board of directors, MICT, or their respective members of management or financial advisors or any other recipient of this information considered, or now considers, them to be necessarily predictive of actual future results, and they should not be relied on as such. There can be no assurance that the projected results will be realized or that actual results of Tingo, MICT or the combined company will not be materially lower or higher than estimated, whether or not the combination is completed. The Tingo standalone projections have not been updated or revised to reflect information or results after the date they were prepared or as of the date of this joint proxy statement/prospectus. Tingo has reported and may in the future report results of operations for periods included in the Tingo standalone projections that were or will be completed following the preparation of the Tingo standalone projections. Stockholders and investors are urged to refer to Tingo’s periodic filings with the SEC for information on Tingo’s actual historical results.

The Tingo standalone projections prepared by Tingo were not prepared with a view toward public disclosure or with a view toward compliance with the published guidelines established by the SEC or the American Institute of Certified Public Accountants for preparation or presentation of prospective financial information, or GAAP, but, in the view of Tingo management, were reasonably prepared in good faith on a basis reflecting the best available estimates and judgments at the time of preparation, and presented as of the time of preparation, to the best of management’s knowledge and belief, the expected future financial performance of Tingo. However, this information is not fact and should not be relied upon as being necessarily predictive of actual future results, and readers of this joint proxy statement/prospectus are cautioned not to place undue reliance on the Tingo standalone projections prepared by Tingo. Although Tingo management believed there was a reasonable basis for the Tingo standalone projections prepared by Tingo, Tingo cautions stockholders that actual future results could be materially different from the Tingo standalone projections prepared by Tingo. Tingo’s independent registered public accounting firm, Gries & Associates, LLC, has not audited, reviewed, examined, compiled or applied agreed-upon procedures with respect to the Tingo standalone projections prepared by Tingo and, accordingly, does not express an opinion or any other form of assurance with respect thereto.

The Tingo standalone projections prepared by Tingo are subject to estimates and assumptions in many respects and, as a result, subject to interpretation. While presented with numerical specificity, the Tingo standalone projections prepared by Tingo are based upon a variety of estimates and assumptions that are inherently uncertain, though considered reasonable by Tingo management as of the date of their preparation. These estimates and assumptions may prove to be impacted by any number of factors, including the impact of the announcement, pendency and consummation of the combination, general economic conditions, trends in the agri-fintech industry, regulatory and financial market conditions and other risks and uncertainties described or incorporated by reference in the sections titled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in this joint proxy statement/prospectus, all of which are difficult to predict and many of which are beyond the control of Tingo and will be beyond the control of the combined company. Also see the section titled “Where You Can Find More Information.” The Tingo standalone projections prepared by Tingo also reflect assumptions as to certain business decisions that are subject to change. There can be no assurance that the Tingo standalone projections prepared by Tingo will be realized, and actual results may differ materially from those shown. Generally, the further out the period to which the Tingo standalone projections prepared by Tingo relate, the less predictive the information becomes.

The Tingo standalone projections prepared by Tingo contain certain adjusted financial measures that Tingo management believes are helpful in understanding Tingo’s past financial performance and future results. Tingo management regularly uses a variety of financial measures that are not in accordance with GAAP for forecasting, budgeting and measuring financial performance. The adjusted financial measures are not meant to be considered in isolation or as a substitute for, or superior to, comparable GAAP measures. While Tingo believes these adjusted financial measures provide meaningful information to help investors understand the operating results and to analyze Tingo’s financial and business trends on a period-to-period basis, there are limitations associated with the use of these adjusted financial measures. These adjusted financial measures are not prepared in accordance with GAAP, are not reported by all of Tingo’s competitors and may not be directly comparable to similarly titled measures or of Tingo’s competitors due to potential differences in the exact method of calculation. The SEC rules that would otherwise require a reconciliation of an adjusted financial measure to a GAAP financial measure do not apply to adjusted financial measures provided to a board of directors or a financial advisor in connection with a proposed business combination such as the combination if the disclosure is included in a document such as this joint proxy statement/prospectus. In addition, reconciliations of adjusted financial measures were not relied upon by the Tingo board of directors, the MICT board of directors or their respective members of management or financial advisors in connection with their respective evaluation of the combination. Accordingly, Tingo has not provided a reconciliation of the adjusted financial measures included in the Tingo standalone projections prepared by Tingo to the relevant GAAP financial measures.

None of Tingo, MICT, the combined company or their respective affiliates, officers, directors, advisors or other representatives can provide any assurance that actual results will not differ from the Tingo standalone projections prepared by Tingo, and, except as required by applicable law, none of Tingo, MICT the combined company or their respective affiliates undertakes any obligation to update, or otherwise revise or reconcile, the Tingo standalone projections prepared by Tingo to reflect circumstances existing after the date the Tingo standalone projections prepared by Tingo were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the Tingo standalone projections prepared by Tingo are shown to be inappropriate. None of Tingo or MICT or their respective affiliates, officers, directors, advisors or other representatives has made or makes any representation to any Tingo stockholder, MICT stockholder or other person regarding the ultimate performance of Tingo or the combined company compared to the information contained in the Tingo standalone projections prepared by Tingo or that forecasted results will be achieved. Tingo has made no representation to MICT, in the merger agreement or otherwise, concerning the Tingo standalone projections prepared by Tingo.

Summary of the Tingo standalone projections

The following table presents a summary of the certain unaudited prospective financial information for Tingo’s fiscal years 2022 through 2026 for Tingo as an independent company prepared by Tingo’s management as of March 10, 2022, which financial information is referred to as the “Tingo standalone projections”. Tingo management made various assumptions when preparing the Tingo standalone projections as of March 2022, including certain assumptions regarding customer usage of its Nwassa agri-fintech platform, revenue growth and overall company financial performance, which resulted in a compound annual growth rate for EBIDTA over the period of Tingo’s fiscal years 2022 through 2026 of approximately 20.8%.

	Fiscal Year Ended December 31,
	2022E	2023E	2024E	2025E	2026E
	(in millions)
Revenue(1)	$1,186	$1,484	$1,855	$2,260	$2,667
Adjusted EBITDA(2)	$561	$732	$940	$1,178	$1,445
Revenue Mix
Mobile Leasing and Sales	66.85%	64.79%	62.04%	60.23%	58.83%
Nwassa/Tingo Pay	33.15%	35.21%	37.96%	39.77%	41.17%
Total	100.0%	100.0%	100.0%	100.0%	100.0%

____________

(1)      Revenue includes monthly fees paid by Tingo’s customers pursuant to a 3-year mobile phone leasing contract, as well as call and data service fees, and agri-fintech service fees (fees earned from agricultural sales, mobile airtime top-ups, utility top-ups, mobile insurance, and microloan brokerage) utilized through Tingo’s Nwassa technology platform.

(2)      Adjusted EBITDA (a) does not include the impact of stock-based compensation expense, acquisition-related transaction expenses, contingent consideration fair value adjustments, (b) does not reflect provisions for or benefits from income taxes and does not include other income (expense) net, which includes foreign exchange and asset disposition gains and losses, interest expense and interest income, and (c) excludes depreciation and amortization of tangible and intangible assets (although depreciation and amortization are non-cash charges, the assets being depreciated or amortized may have to be replaced in the future).

Closing and Effective Time of the Combination

The closing of the combination will take place on a date to be designated jointly by MICT and Tingo, which date will be no later than the second business day after the satisfaction or waiver (subject to applicable law) of the conditions to closing (described in the section titled “The Merger Agreement — Conditions to Completion of the Merger”) other than such conditions that by their nature are to be satisfied at the closing, but subject to the satisfaction or waiver of each of such conditions at the closing.

At the closing, Tingo will file articles of merger relating to the merger with the Secretary of State of the State of Nevada, in such form as required by, and executed in accordance with, the NRS. The merger will become effective at the time when the certificate of merger is filed with the Secretary of State of the State of Nevada or at such other time as may be mutually agreed by MICT and Tingo and specified in the certificate of merger.

MICT and Tingo currently expect the merger to close between the end of the third quarter of 2022 and the middle of the fourth quarter of 2022, subject to the satisfaction of regulatory authorities; closing conditions, including approval by both companies’ shareholders; and completion of due diligence by both companies.

Governance Matters After the Combination

Pursuant to the merger agreement, MICT has agreed to appoint, on or prior to the effective time, seven (7) individuals, comprised of (i) five (5) directors designated by Tingo, at least three (3) of whom shall qualify as an independent director under the Securities Act and the listing standards of Nasdaq, and (ii) two (1) directors designated by MICT, one of whom shall be Darren Mercer and the other of whom shall qualify as an independent director under the Securities Act and the listing standards of Nasdaq, in each case subject to each individual’s ability and willingness to serve and who shall serve until such individual’s successor is duly elected or appointed and qualified in accordance with applicable Law. The five (5) individuals selected by Tingo for appointment to the post-closing MICT board of directors pursuant to this provision of the merger agreement are Dozy Mmobuosi, John J. Brown, Christophe Charlier, Gurjinder Johal and Kenneth Denos.

Regulatory Approvals and Related Matters

Under the merger agreement, each of MICT and Tingo has agreed to use their respective reasonable best efforts, subject to certain limitations, to take, or cause to be taken, all actions necessary to complete the combination and make effective the other contemplated transactions as soon as practicable after the date of the merger agreement, including to receive all required regulatory approvals so as to complete the combination and the other contemplated transactions expeditiously (but in no event later than January 9, 2023).

U.S. Federal Securities Law Consequences

Assuming the effectiveness of the registration statement on Form S-4 of which this joint proxy statement/prospectus forms a part, the shares of MICT Common Stock issued in the combination will not be subject to any restrictions on transfer arising under the Securities Act or the Exchange Act, except for shares of MICT common stock issued to any Tingo stockholder who may be deemed an “affiliate” of MICT after the completion of the combination. This joint proxy statement/prospectus does not cover resales of shares of MICT common stock received by any person upon the completion of the combination, and no person is authorized to make any use of this joint proxy statement/prospectus, or the registration statement on Form S-4 of which this joint proxy statement/prospectus forms a part, in connection with any resale of shares of MICT common stock.

Accounting Treatment

MICT and Tingo prepare their respective financial statements in accordance with GAAP. The accounting guidance for business combinations requires the determination of the acquirer, the purchase price, the acquisition date, the fair value of assets and liabilities of the acquirer and the measurement of goodwill. Tingo will be treated as the acquirer for accounting purposes.

Listing of MICT Common Stock; Delisting and Deregistration of Tingo Common Stock

It is a condition to the combination that the shares of MICT common stock to be issued to Tingo stockholders in the combination be approved for listing on Nasdaq, subject to official notice of issuance. If the combination is completed, Tingo common stock will be delisted from OTC Markets and deregistered under the Exchange Act, following which Tingo will no longer be required to file periodic reports with the SEC with respect to Tingo common stock.

Under the merger agreement, MICT has agreed to use commercially reasonable efforts to cause the shares of MICT common stock to be issued in connection with the merger to be approved for listing (subject to official notice of issuance) on the Nasdaq prior to the closing date.

THE MERGER AGREEMENT

The following discussion summarizes certain material provisions of the merger agreement, a copy of which is attached as Annex A hereto and is incorporated by reference herein. The rights and obligations of the parties are governed by the express terms and conditions of the merger agreement and not by this summary. This summary does not purport to be complete and is qualified in its entirety by reference to the complete text of the merger agreement. MICT and Tingo urge you to read carefully this entire joint proxy statement/prospectus, including the annexes and the documents incorporated herein by reference, before making any decisions regarding the combination.

The merger agreement has been included to provide you with information regarding its terms, and MICT and Tingo recommend that you read the merger agreement carefully and in its entirety. Except for its status as the contractual document that establishes and governs the legal relations among the parties with respect to the combination, MICT and Tingo do not intend for the merger agreement to be a source of factual, business or operational information about MICT, Tingo or Merger Sub. The representations and warranties described below and included in the merger agreement were made by MICT and Tingo to each other as of specific dates. The assertions contained in those representations and warranties were made solely for purposes of the merger agreement and may be subject to important qualifications and limitations agreed to by MICT and Tingo in connection with negotiating the terms of the merger agreement, which you should consider as you read the representations and warranties in the merger agreement. The representations and warranties are qualified in their entirety by certain information MICT and Tingo filed with the SEC prior to the date of the merger agreement, as well as by confidential disclosure schedules that MICT and Tingo delivered to each other in connection with the execution of the merger agreement. Moreover, the representations and warranties may be subject to a contractual standard of materiality that may be different from what may be viewed as material to stockholders of MICT or stockholders of Tingo, and the representations and warranties may have been used for the purpose of allocating risk between MICT and Tingo rather than establishing matters as facts. Accordingly, you should not rely on the representations and warranties in the merger agreement as characterizations of the actual state of facts about MICT and Tingo, and you should read the information provided elsewhere in this joint proxy statement/prospectus and in the documents that are incorporated by reference into this joint proxy statement/prospectus for information regarding MICT and Tingo and their respective businesses. See the section titled “Where You Can Find More Information” beginning on page 263 of this joint proxy statement/prospectus.

Terms of the Combination; Merger Consideration

The merger agreement provides that, on the terms and subject to the conditions set forth in the merger agreement, Merger Sub will merge into Tingo, with Tingo continuing as the surviving corporation, and a wholly owned subsidiary of MICT. At the effective time of the merger, all of the capital stock of Tingo immediately prior to the closing, shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, in exchange for the right for each Tingo stockholder to receive its pro rata share of the merger consideration (as defined below), upon the terms and subject to the conditions set forth in the merger agreement and in accordance with the applicable provisions of the Delaware General Corporation Law (as amended, the “DGCL”) and Nevada Revised Statutes (as amended, “NRS”). As consideration for the merger, the Tingo stockholder collectively shall receive from MICT, in the aggregate, a number of shares of MICT common stock equal to (the “merger consideration”) the product of (x) 3.44444 and (y) the total number of issued and outstanding shares of MICT common stock, subject to any amounts of the consideration which is held in escrow.

MICT will not issue fractional shares of MICT common stock pursuant to the merger agreement. Instead, each person who would otherwise be entitled to a fraction of a share of MICT common stock (after aggregating all fractional shares of MICT common stock that otherwise would be received by such holder) shall instead have the number of shares of MICT common stock issued to such person rounded down in the aggregate to the nearest whole share of MICT common stock.

Completion of the Combination

Unless the parties agree otherwise, the closing of the merger will take place on the second business day after the satisfaction or waiver (subject to applicable law) of the conditions to the closing to the merger agreement have been satisfied or waived. The combination will be effective on the date shown on the certificates of merger filed with the Secretary of State of the State of Nevada, in accordance with the provisions of the NRS.

Representations and Warranties

The merger agreement contains representations and warranties made by each of Tingo and MICT. Tingo has made representations and warranties regarding, among other things:

The merger agreement contains a number of representations and warranties by each of MICT and Tingo as of the 45th day following the signing of the merger agreement and as of the date of the closing. Many of the representations and warranties are qualified by materiality or Material Adverse Effect. “Material Adverse Effect” as used in the merger agreement means, with respect to any specified person, any fact, event, occurrence, change or effect that has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect upon (a) the business, assets, liabilities, results of operations, prospects or condition (financial or otherwise) of such person and its subsidiaries, taken as a whole, or (b) the ability of such person or entity or any of its subsidiaries on a timely basis to consummate the transactions contemplated by the merger agreement or the ancillary documents to which it is a party or bound or to perform its obligations thereunder, in each case subject to certain customary exceptions. Certain of the representations are subject to specified exceptions and qualifications contained in the merger agreement or in information provided pursuant to certain disclosure schedules to the merger agreement. The representations and warranties made by MICT and Tingo are customary for transactions similar to the transactions contemplated by the merger agreement.

Covenants of the Parties

Each of MICT and Tingo agreed to use its commercially reasonable efforts to effect the closing. The merger agreement also contains certain customary covenants by each of the parties during the period between the signing of the merger agreement and the earlier of the closing or the termination of the merger agreement in accordance with its terms (the “Interim Period”), including (1) the provision of access to their properties, books and personnel; (2) the operation of their respective businesses in the ordinary course of business; (3) provision of their respective financial statements; (4) each party’s public filings; (5) no insider trading; (6) notifications of certain consent requirements or other matters; (7) efforts to consummate the closing and obtain third party and regulatory approvals; (8) tax matters; (9) further assurances; (10) public announcements; (11) confidentiality; (12) stock exchange listing requirements; and (13) post-closing Board composition. The parties also agreed that if they together decide in good faith during the Interim Period that financing is reasonably required prior to the closing, they will reasonably cooperate to obtain financing. There are also certain customary post-closing covenants regarding indemnification of directors and officers.

The merger agreement and the consummation of the transactions contemplated by the merger agreement (the “Transactions”) requires the approval of both MICT’s shareholders and Tingo’s stockholders. MICT agreed to promptly as practicable after the date of the merger agreement, prepare and file with the SEC, a registration statement on Form S-4 (as amended, the “Registration Statement”) in connection with the registration under the Securities Act, of the issuance of the shares of MICT common stock to be issued to Tingo’s stockholders, containing a proxy statement/prospectus for the purpose of MICT soliciting proxies from shareholders to approve the merger agreement, the Transactions and related matters (the “MICT Stockholder Approval”) at the MICT special meeting. Tingo also agreed in the merger agreement to call a meeting of its shareholders as promptly as practicable after the Registration Statement has become effective and use its reasonable best efforts to solicit from Tingo’s stockholders proxies in favor of the merger agreement and the Transactions and certain related matters (the “Tingo Stockholder Approval”), and to take all other actions necessary or advisable to secure such approvals, including enforcing the Voting Agreement (as described below).

The parties also agreed to take all necessary action, so that effective at the closing, the post-closing MICT board of directors will consist of seven (7) individuals, comprised of (i) five (5) directors designated by Tingo, at least three (3) of whom shall qualify as an independent director under the Securities Act and the listing standards of Nasdaq, and (ii) two (2) directors designated by MICT, at least one (1) of whom shall qualify as an independent director under the Securities Act and the listing standards of Nasdaq, in each case subject to each individual’s ability and willingness to serve and who shall serve until such individual’s successor is duly elected or appointed and qualified in accordance with applicable law. The Parties will use commercially reasonable efforts to identify the designees in advance of and for inclusion in the proxy statement. In the event any designee becomes unable or unwilling to serve prior to the Effective Time on the post-closing MICT board of directors in the role identified, a replacement for such designee shall be determined prior to the closing. MICT agreed to enter into customary indemnification agreements with such designees in form and substance reasonably acceptable to them.

Restrictions on Solicitations of Other Offers

MICT and Tingo agreed during the Interim Period not to solicit, assist, initiate, facilitate or knowingly encourage any proposal or offer, or enter into any agreement for, an alternative competing transaction, to notify the others as promptly as practicable in writing of the receipt of any proposals or offers or requests for information relating to an alternative competing transaction or any requests for non-public information relating to such transaction, and to keep the others informed of the status of any such requests, proposals or offers.

Notice and Information Requirements

Tingo is required to:

•        promptly (and in any event within forty-eight (48) hours of its receipt thereof) (i) notify MICT of any Tingo alternative acquisition proposal or any other written proposals or inquiries, that, to the knowledge of Tingo, is received by Tingo or any of its subsidiaries or representatives that would reasonably be expected to lead to a Tingo alternative acquisition proposal, which notice shall identify the material terms and conditions thereof and the person making any such Tingo alternative acquisition proposal (or other written proposal or inquiry that would reasonably be expected to lead to a Tingo alternative acquisition proposal), (ii) provide to MICT copies of any written documentation material to understanding such Tingo alternative acquisition proposal which is received by Tingo from the person making such Tingo alternative acquisition proposal (or other written proposal or inquiry that would reasonably be expected to lead to a Tingo alternative acquisition proposal) and (iii) notify MICT of any determination by Tingo’s board of directors regarding its recommendation with respect to such Tingo alternative acquisition proposal; and

•        keep MICT reasonably informed, on a prompt basis (but in no event later than forty-eight (48) hours), of the status and any material developments regarding any such Tingo alternative acquisition proposal or any material changes to the material terms of any such Tingo alternative acquisition proposal.

MICT is required to:

•        promptly (and in any event within forty-eight (48) hours of its receipt thereof) (i) notify Tingo of any MICT alternative acquisition proposal or any other written proposals or inquiries, that, to the knowledge of MICT, is received by MICT or any of its subsidiaries or representatives that would reasonably be expected to lead to a MICT alternative acquisition proposal, which notice shall identify the material terms and conditions thereof and the person making any such MICT alternative acquisition proposal (or other written proposal or inquiry that would reasonably be expected to lead to a MICT alternative acquisition proposal), (ii) provide to Tingo copies of any written documentation material to understanding such MICT alternative acquisition proposal which is received by MICT from the person making such MICT alternative acquisition proposal (or other written proposal or inquiry that would reasonably be expected to lead to a MICT alternative acquisition proposal) and (iii) notify Tingo of any determination by MICT’s board of directors regarding its recommendation with respect to such MICT alternative acquisition proposal; and

•        keep Tingo reasonably informed, on a prompt basis (but in no event later than forty-eight (48) hours), of the status and any material developments regarding any such MICT alternative acquisition proposal or any material changes to the material terms of any such MICT alternative acquisition proposal.

Certain Definitions

For purposes of the merger agreement:

•        a “Tingo alternative acquisition proposal” is any proposal or offer made by any person (other than MICT, Merger Sub) or group of persons as defined in Section 13(d)(3) of the Exchange Act to purchase or otherwise acquire, directly or indirectly, in one transaction or a series of transactions, (i) beneficial ownership (as defined under Section 13(d) of the Exchange Act) of more than twenty percent (20%) of any class of equity securities of Tingo pursuant to a merger, reorganization, recapitalization, consolidation or other business combination, sale of shares of capital stock by Tingo, tender offer, exchange offer or similar transaction or (ii) any one or more assets or businesses of Tingo and its subsidiaries that constitute more than twenty percent (20%) of the consolidated revenues or assets of Tingo and its subsidiaries, taken as a whole;

•        a “MICT alternative acquisition proposal” is any proposal or offer made by any person (other than Tingo or any of its affiliates) or group of persons as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “Exchange Act”) to purchase or otherwise acquire, directly or indirectly, in one transaction or a series of transactions, (i) beneficial ownership (as defined under Section 13(d) of the Exchange Act) of more than twenty percent (20%) of any class of equity securities of MICT pursuant to a merger, reorganization, recapitalization, consolidation or other business combination, sale of shares of capital stock by MICT, tender offer, exchange offer or similar transaction or (ii) any one or more assets or businesses of MICT and its subsidiaries that constitute more than twenty percent (20%) of the consolidated revenues or assets of MICT and its subsidiaries, taken as a whole;

•        a “Tingo superior proposal” is any alternative acquisition proposal (with all percentages in the definition of “Tingo alternative acquisition proposal” increased to fifty percent (50%)) made by any person or group of persons (other than MICT, Merger Sub, Tingo or any of their respective affiliates), that did not arise out of a material breach of the no-shop provisions under the merger agreement as described under the section titled “s — Tingo No-Shop Period”, on terms that the Tingo board of directors determines in good faith, after consultation with its outside legal counsel and financial advisors and considering such factors as the Tingo board of directors considers to be appropriate, are more favorable to Tingo’s stockholders than the transactions contemplated by the merger agreement, taking into account all terms and conditions of such transaction (including, as applicable, any changes to the terms of the merger agreement committed to by MICT to Tingo in writing in response to such Tingo alternative acquisition proposal, any breakup fees, expense reimbursement provisions and financial terms);

•        a “MICT superior proposal” is any alternative acquisition proposal (with all percentages in the definition of “MICT alternative acquisition proposal” increased to fifty percent (50%)) made by any person or group of persons (other than MICT, Merger Sub, Tingo or any of their respective affiliates) (i) that did not arise out of a material breach of the no-shop provisions under the merger agreement as described under the section titled “— MICT No-Shop Period”, on terms that the MICT board of directors determines in good faith, after consultation with its outside legal counsel and financial advisors and considering such factors as the MICT board of directors considers to be appropriate, are more favorable to MICT’s stockholders than the transactions contemplated by the merger agreement, taking into account all terms and conditions of such transaction (including, as applicable, any changes to the terms of the merger agreement committed to by Tingo to MICT in writing in response to such MICT alternative acquisition proposal, any breakup fees, expense reimbursement provisions and financial terms) and (ii) (a) that is conditioned upon the termination of the merger agreement or any other failure of the combination to be consummated or (b) that otherwise does not expressly endorse or support the merger agreement and the consummation of the combination; and

•        an “excluded party” is a person or group of persons who, prior to Tingo no-shop period start date, has submitted a written Tingo alternative acquisition proposal to Tingo or one of its representatives, and the Tingo board of directors has determined prior to the Tingo no-shop period start date in good faith after consultation with outside legal and financial advisors that such Tingo alternative acquisition proposal either constitutes a Tingo superior proposal or would reasonably be expected to lead to a Tingo superior proposal; provided, however, that a person or group of persons will immediately cease to be an excluded party if such Tingo alternative acquisition proposal is withdrawn by such person or group of persons, it being understood that a modification of a Tingo alternative acquisition proposal submitted by a person or group of persons will not be deemed to be a withdrawal or termination of a Tingo alternative acquisition proposal by such person or group of persons, but only if the Tingo board of directors has determined in good faith after consultation with outside legal and financial advisors that such Tingo alternative acquisition proposal, as so modified, either constitutes a Tingo superior proposal or would reasonably be expected to lead to a Tingo superior proposal.

Changes in Board Recommendations

MICT Change in Recommendation

Notwithstanding the foregoing non-solicitation restrictions, the board of directors of the MICT, or any committee thereof, may, at any time prior to the date of the MICT special meeting: (a)(i) withhold, withdraw, qualify or modify (or publicly propose or resolve to withhold, withdraw, qualify or modify) its recommendation that the MICT’s stockholders vote in favor of the approval of the merger agreement, the merger and the other MICT Stockholder Approval Matters (the “MICT Recommendation”); (ii) approve, recommend or declare advisable, or propose publicly to approve, recommend or declare advisable, any proposal for an alternative competing transactions on terms that the board of directors of MICT determines, in good faith, based upon consultations with its outside legal counsel and its financial advisors, are more favorable to the MICT’s stockholders than the merger agreement and the transactions contemplated hereby, taken as a whole, after giving effect to any adjustments to the terms and conditions of the merger agreement agreed to in writing by Tingo in response to such proposal, and is reasonably likely to be consummated (the “MICT Superior Offer”); (iii) approve, recommend or declare advisable, or propose publicly to approve, recommend or declare advisable, or allow MICT to execute or enter into, any agreement related to an MICT Superior Offer; (iv) enter into any agreement, letter of intent, or agreement in principle requiring MICT or the effects of which is to require to abandon, terminate or fail to consummate the transactions contemplated hereby; (v) fail to recommend against a Purchaser Superior Offer; (vi) fail to re-affirm the MICT Recommendation at the written request of Tingo; or (vii) fail to include the MICT Recommendation in the Registration Statement and Proxy Statement.

If, in the cases of clauses (i) through (vii) above: (x) an unsolicited, bona fide written offer is made to MICT by a third party for an acquisition proposal; (y) the board of directors of MICT determines in good faith, after consultation with its financial advisors, that such offer constitutes a MICT Superior Offer; and (z) following consultation with outside legal counsel, the board of directors of MICT determines that the withdrawal or modification of its approval of the merger agreement or the transactions contemplated hereby or its recommendation that holders of the securities of MICT adopt the merger agreement and approve the transactions contemplated hereby is required to comply with the fiduciary duties of the board of directors of MICT to the stockholders of MICT under applicable law, but only, in the case of clause (i) through (vii) above, after providing written notice to Tingo, and if Tingo does not make an offer at least as favorable as determined in good faith by the board of directors of MICT, the board of directors of MICT may withdraw or modify its approval of the merger agreement or the transactions contemplated thereby or its recommendation that holders of the securities of MICT adopt the merger agreement and approve the transactions contemplated thereby, if the board of directors of MICT reasonably determines (after consultation with outside legal counsel) that the withdrawal or modification of such approval or recommendation is required to comply with the fiduciary duties of the board of directors of MICT to the stockholders of MICT under applicable Law.

Efforts to Obtain Required Stockholder Votes

Tingo has also agreed to hold its special meeting and, subject to the qualifications described above, to use its reasonable best efforts to obtain the required Tingo vote. The Tingo board of directors has approved the merger agreement and declared the merger agreement and the transactions contemplated thereby, including the combination, advisable and in the best interests of Tingo and its stockholders, and has adopted resolutions directing that the merger agreement be submitted to the Tingo stockholders for their consideration. Tingo will not postpone or adjourn the Tingo special meeting without MICT’s consent, except (i) to the extent necessary to ensure that any supplement or amendment to this joint proxy statement/prospectus that the Tingo board of directors has determined (which determination shall be made as promptly as practicable) in good faith after consultation with outside legal counsel is required by applicable law, is properly disclosed, provided, that no such postponement or adjournment may be to a date that is after the earlier of (a) the fifth business day before the end date and (b) the tenth business day after the date of such distribution; (ii) to the extent necessary to obtain a quorum if, as of the time at which the Tingo special meeting is scheduled, there are insufficient shares of Tingo Common Stock represented to constitute a quorum; (iii) one time, for up to 10 calendar days, in order to permit the solicitation of additional proxies necessary to obtain the required Tingo vote or (iv) if the MICT special meeting has been adjourned or postponed by MICT in accordance with merger agreement, to the extent necessary to enable the Tingo special meeting and the MICT special meeting to be held concurrently. Notwithstanding the foregoing, Tingo will postpone or adjourn the Tingo special meeting (x) up to two times, for up to 10 calendar days each, if reasonably requested by MICT in order to permit the solicitation of additional proxies necessary to obtain the required Tingo vote (but in no event to a date later than five business days prior to the end date), or (y) if MICT makes a claim in good faith that any stockholder of Tingo who is a party to any Tingo voting agreement has breached such Tingo voting agreement in circumstances in which compliance would reasonably be expected to be required to obtain the required Tingo vote, in which case Tingo shall postpone or adjourn the Tingo special meeting until such claim is fully and finally resolved.

MICT has agreed to hold its special stockholders meeting and, subject to the qualifications described above, to use its reasonable best efforts to obtain stockholder approval of the MICT stock issuance. The MICT board of directors has approved the merger agreement and declared the merger agreement and the transactions contemplated thereby, including the MICT charter amendment, advisable and in the best interests of MICT and its stockholders, and has adopted resolutions directing that the MICT stock issuance and the MICT charter amendment be submitted to the MICT stockholders for their consideration. MICT will not postpone or adjourn the MICT special meeting without Tingo’s consent, except (i) to the extent necessary to ensure that any supplement or amendment to this joint proxy statement/prospectus that the MICT board of directors has determined (which determination shall be made as promptly as practicable) in good faith after consultation with outside legal counsel is required by applicable law, is properly disclosed, provided, that no such postponement or adjournment may be to a date that is after the earlier of (a) the fifth business day before the end date and (b) the tenth business day after the date of such distribution; (ii) to the extent necessary to obtain a quorum if, as of the time at which the Tingo special meeting is scheduled, there are insufficient shares of MICT Common Stock represented to constitute a quorum; (iii) one time, for up to 10 calendar days, in order to permit the solicitation of additional proxies necessary to obtain the required MICT vote or (iv) if the Tingo special meeting has been adjourned or postponed by Tingo in accordance with merger agreement, to the extent necessary to enable the MICT special meeting and the Tingo special meeting to be held concurrently. Notwithstanding the foregoing, MICT will postpone or adjourn the MICT special meeting (x) up to two times, for up to 10 calendar days each, if reasonably requested by MICT in order to permit the solicitation of additional proxies necessary to obtain the required Tingo vote (but in no event to a date later than five business days prior to the end date), or (y) if Tingo makes a claim in good faith that any stockholder of MICT who is a party to the MICT voting agreement has breached the MICT voting agreement in circumstances in which compliance would reasonably be expected to be required to obtain the required MICT vote, in which case MICT shall postpone or adjourn the MICT special meeting until such claim is fully and finally resolved.

Efforts to Complete the Combination

Tingo and MICT have each agreed to:

•        cooperate in all respects and consult with each other in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private party, including by allowing the other party to have a reasonable opportunity to review in advance and comment on drafts of filings and submissions;

•        promptly inform each other of any communication received from, or given to, the Antitrust Division of the DOJ, the FTC, or any other governmental entity, by promptly providing copies to the other party of such written communications (subject to redaction of information as necessary to comply with contractual arrangements or to address reasonable privilege or confidentiality concerns, or where such information relates to valuation of Tingo, MICT or any of either party’s subsidiaries); and

•        permit the other party, as applicable, to review any communication that it gives to, and consult with each other in advance of any meeting, substantive telephone call or conference with, the DOJ, the FTC, or any other governmental entity (subject to redaction of information as necessary to comply with contractual arrangements or to address reasonable privilege or confidentiality concerns, or where such information relates to valuation of Tingo, MICT or any of either party’s subsidiaries).

Each party has agreed to use its reasonable best efforts to (i) resolve any objections that may be asserted with respect to the transactions contemplated by the merger agreement under any regulatory law or (ii) avoid or have lifted, any decree, order or judgment that would restrict of the transactions contemplated by the merger agreement, so as to, in each case, enable the parties to close the contemplated transactions expeditiously. In furtherance, but without limiting the foregoing, MICT shall, and shall cause its subsidiaries to, (a) effect the sale, divesture, disposition, or license of any assets or businesses of MICT, Tingo or their respective subsidiaries, or agree to any other structural or conduct remedy, or (b) otherwise take any actions that would limit MICT’s or its subsidiaries’ freedom of action with respect to, or its or their ability to retain any assets or businesses of MICT, Tingo or their respective subsidiaries or any interest therein (any such action, a “remedy”); provided, that MICT and its subsidiaries are not permitted to take, and Tingo and its subsidiaries are not required to take, any remedy with respect to Tingo or any of its subsidiaries the effectiveness of which is not conditioned on the closing of the combination occurring; provided, further, that none of MICT, Tingo or their respective subsidiaries is required to take any remedy that, individually or in the aggregate, would reasonably be expected to have a material adverse impact on (x) MICT and its subsidiaries, taken as a whole, after giving effect to the combination or (y) the benefits that are expected to be derived from the combination.

Additionally, each party has agreed to use its reasonable best efforts to obtain the expiration or termination of all waiting periods and all consents, waivers, authorizations and approvals of all third parties, including any governmental entities, necessary, proper or advisable for the consummation of the combination and to provide any notices to third parties required to be provided prior to the combination. However, without the prior written consent of MICT, Tingo may not incur any significant expense or liability, enter into any significant new commitment or agreement or agree to any significant modification to any contractual arrangement to obtain such consents or certificates, in each case, that would have a material adverse effect on its, or its subsidiaries’, business or operations taken as a whole, and, to the extent MICT provides any such written consent, any such approved payments or other consideration, or the provision of additional security, shall be the sole responsibility of MICT. Each of MICT, Tingo or their respective subsidiaries is prohibited from, without the prior written consent of the other parties hereto, entering into agreement or other commitment with a governmental entity to not close the combination before a date that is following the end date.

Each of MICT and Tingo has agreed to reasonably cooperate and use its reasonable best efforts to (i) seek each consent, approval, or waiver and (ii) prepare and deliver any notice, in each case as required to be delivered or obtained as a result of the consummation of the combination pursuant to any material contract that Tingo, MICT or any of their respective subsidiaries are a party; provided that MICT and Tingo are not required to make any payment or incur any liability or obligation, or commit to make any payment or incur any liability or obligation, in connection with seeking any consent, approval or waiver contemplated by the foregoing clause (i) the effectiveness of which is not conditioned on the closing of the combination occurring.

Governance Matters After the Combination

MICT and Tingo also agreed to take all necessary action, so that effective at the closing, the post-closing MICT board of directors will consist of seven (7) individuals, comprised of (i) five (5) directors designated by Tingo, at least three (3) of whom shall qualify as an independent director under the Securities Act and the listing standards of Nasdaq, and (ii) two (2) directors designated by MICT, at least one (1) of whom shall qualify as an independent director under the Securities Act and the listing standards of Nasdaq, in each case subject to each individual’s ability and willingness to serve and who shall serve until such individual’s successor is duly elected or appointed and qualified in accordance with applicable law. In the event any designee becomes unable or unwilling to serve prior to the Effective Time on the post-closing MICT board of directors in the role identified, a replacement for such designee shall be determined prior to the closing.

Employee Benefits Matters

MICT has agreed that, from the effective time and for one (1) year thereafter, or the “continuation period,” each continuing employee of Tingo or its subsidiaries (each of whom we refer to as a “continuing employee”), for so long as such continuing employee remains employed by MICT or any subsidiary of MICT, will be eligible to receive employee benefits that are substantially comparable in the aggregate to either, at the sole discretion of MICT, (i) participation in MICT’s employee benefit plans and programs, including any defined contribution plan, bonus plan, profit sharing plan, medical plan, dental plan, life insurance plan, time off programs and disability plan (excluding any equity- or equity-based incentive plan and defined contribution plan), in each case to the same extent as similarly situated employees of MICT or its subsidiaries or (ii) continued participation in employee benefit plans, programs and policies of Tingo and its subsidiaries, which provide benefits that are no less favorable in the aggregate to the benefits (excluding equity- or equity-based compensation) provided to such continuing employee immediately before the closing date of the combination.

Any continuing employee (other than any employee who is a party to an individual employment agreement, contract or benefit plan that provides for the payment of severance) whose employment is terminated during the continuation period without “cause” (as defined in Tingo’s Change in Control Severance Benefit Plan) will be entitled (i) to cash severance benefits that are no less favorable and (ii) to welfare benefits that are no less favorable in the aggregate, than, in each case, the cash severance benefits and welfare benefits, respectively, if any, determined in accordance with the terms of Tingo’s separation guidelines, effective as of March 2020, subject to such continuing employee providing a timely and effective release of claims in favor of MICT, the first surviving corporation and their respective affiliates. Following the closing, MICT will assume and honor Tingo’s Change in Control Severance Benefit Plan in accordance with its terms.

Additionally, with respect to any Tingo employee benefit plan or MICT employee benefit plan in which any continuing employee first becomes eligible to participate on or after the date of completion of the combination (which we refer to as the new employee benefit plans), each continuing employee will, to the extent permitted by applicable law, receive full credit for the years of continuous service recognized by Tingo or its subsidiaries prior to the completion of the combination to the same extent as if it were service with MICT for purposes of (i) satisfying the service requirements for eligibility to participate in each such new employee benefit plan, (ii) vesting in any benefits under each such new employee benefit plan and (iii) calculating the level of benefits with respect to severance, non-statutory vacation, personal days off and any other non-statutory welfare-type benefits with respect to which a continuing Tingo employee may be eligible, where service is a factor in calculating benefits; provided, that none of the foregoing will apply with respect to defined benefit pension plans, benefit accrual, equity- or equity-based incentives or otherwise to the extent it would result in duplication of benefits or where such service was not recognized under the corresponding Tingo benefit plan.

With respect to any new employee benefit plan that is a welfare benefit plan in which any continuing employees first become eligible to participate on or after the effective time, MICT shall use reasonable best efforts to (i) cause to be waived any waiting periods, eligibility requirements, pre-existing condition limitations, physical examination requirements, evidence of insurability requirements, actively-at-work or similar requirements, except to the extent such requirements or conditions would apply under the analogous Tingo employee benefit plan in which such continuing employee was a participant or eligible to participate as of immediately prior to the completion of the combination, and (ii) give effect, in determining any deductibles, co-pay, co-insurance or maximum out-of-pocket limitations, to amounts paid by such continuing employees, prior to the effective time, under a Tingo employee benefit plan in which any such continuing employee was a participant as of immediately prior to the completion of the combination (to the same extent that such credit was given under such Tingo employee benefit plan prior to the completion of the combination) in satisfying such requirements during the plan year in which the closing of the combination occurs.

Tingo agreed to, as soon as reasonably practicable following the date of the merger agreement, provide MICT with the then-most recent calculations and reasonable back-up information relating to Sections 280G and 4999 of the Internal Revenue Code relating to the combination, including any non-compete valuations, once such calculations and information becomes available to Tingo following the date hereof and no later than ten (10) business days prior to the closing date of the combination. Tingo will not provide any tax indemnification or “gross up” to any employee of Tingo for any tax or penalty that becomes payable under Sections 280G and 4999 of the Internal Revenue Code.

Indemnification and Insurance

The merger agreement requires MICT to cause the surviving corporation and its subsidiaries, to the fullest extent permitted by law, (i) to indemnify each indemnified person to the same extent and under the same conditions and procedures as such indemnified person is entitled on the date the merger agreement under the organizational documents of Tingo (or the organizational documents of any subsidiary of Tingo) in connection with any claim, action, suit, proceeding or investigation based directly or indirectly (in whole or in part) on, or arising directly or indirectly (in whole or in part) out of, the fact that such person was an officer or director of Tingo or any of its subsidiaries, or is or was serving at the request of Tingo as an officer or director of another corporation, joint venture or other enterprise or general partner of any partnership or a trustee of any trust, whether pertaining to any matter arising before or after the effective time and (ii) to honor and fulfill, in all respects, the obligations of Tingo and its subsidiaries pursuant to any indemnification agreements between Tingo and any of its subsidiaries, on the one hand, and any indemnified person set forth on the Tingo disclosure schedule to the merger agreement or that use the same form in all material respects as the form of indemnification agreement filed by Tingo with the SEC.

The surviving corporation (i) may not amend, repeal or otherwise modify the exculpation, indemnification and advancement of expenses provisions of Tingo’s and any of its subsidiaries’ organizational documents or in any indemnification contracts of Tingo or its subsidiaries with any of their respective directors, officers or employees as in effect immediately prior to the effective time in each case in any manner that would adversely affect the rights thereunder of any individuals who at the effective time were current or former directors, officers or employees of Tingo or any of its subsidiaries.

The merger agreement requires Tingo to purchase a six-year “tail” prepaid officers’ and directors’ liability insurance policy prior to the completion of the combination covering and for the benefit of each indemnified person. MICT will not terminate such policy and will cause all obligations thereunder to be honored by it and the surviving corporation.

For purposes of the merger agreement, an “indemnified person” is any person who is now, or has been at any time prior to the effective time, (x) an officer or director of Tingo or any of its subsidiaries or (y) serving at the request of Tingo as an officer or director of another corporation, joint venture or other enterprise or general partner of any partnership or a trustee of any trust.

Treatment of Tingo Equity Awards

Prior to, and conditional upon the completion of, the merger, the Tingo compensation committee is expected to approve the vesting of all equity awards granted under Tingo’s 2021 Equity Incentive Plan, inclusive of equity awards made to Tingo’s NEOs, amounting to 43,246,667 shares of Tingo Class A common stock.

Conditions to Completion of the Combination

The merger agreement contains customary conditions to closing, including the following mutual conditions of the parties (unless waived): (i) the Tingo Stockholder Approval; (ii) the MICT Stockholder Approval; (iii) approvals of any required governmental authorities and completion of any antitrust expiration periods; (iv) receipt of specified third party consents; (v) no law or order preventing the Transactions; (vi) the satisfaction of regulatory requirements; (vii) the appointment of the post-closing MICT board of directors and officers of MICT as of the closing, as noted above; (viii) the Registration Statement having been declared effective by the SEC; and (ix) approval of the issuance of MICT common stock, in connection with the merger, for listing on Nasdaq, subject to official notice of issuance.

In addition, unless waived by MICT, the obligations of MICT to consummate the Transactions are subject to the satisfaction of the following additional closing conditions, in addition to the delivery by MICT of customary certificates and other closing deliverables: (i) the representations and warranties of MICT being true and correct as of the date of the closing, except to the extent made as of a particular date (subject to certain materiality qualifiers); (ii) MICT and Merger Sub having performed in all material respects their respective obligations and complied in all material respects with their respective covenants and agreements under the merger agreement required to be performed or complied with by them on or prior to the date of the closing; (iii) the absence of any Material Adverse Effect31 with respect to MICT since the date of the merger agreement which is continuing and uncured; and (iv) the delivery by MICT of (A) an executed voting agreement binding Darren Mercer to certain terms to be mutually agreed to between the Parties; and (B) lock-up agreements from certain MICT stockholders.

Unless waived by MICT, the obligations of MICT and Merger Sub to consummate the Transactions are subject to the satisfaction of the following additional closing conditions, in addition to the delivery by Tingo of customary certificates and other closing deliverables: (i) the representations and warranties of the Tingo being true and correct as of the date of the closing, except to the extent made as of a particular date (subject to certain materiality qualifiers); (ii) Tingo having performed in all material respects its obligations and complied in all material respects with its covenants and agreements under the Merger Agreement required to be performed or complied with or by it on or prior to the date of the closing; (iii) the absence of any Material Adverse Effect with respect to Tingo since the date of the merger agreement which is continuing and uncured; and (iv) the delivery by Tingo of executed (A) non-competition and non-solicitation agreements from certain key stockholders of Tingo with a restriction period of four years after the closing based on the business conducted by Tingo as of the closing and otherwise in a form to be agreed by the parties prior to the closing, (B) lock-up agreements from Tingo stockholders that are officers, directors or 5% stockholders of Tingo to subject their Merger Consideration to a lock-up for a period to be mutually agreed to by the parties prior to the closing, and (C) employment agreements with certain key employees of Tingo, effective as of the closing.

Termination of the Merger Agreement

The merger agreement may be terminated under certain customary and limited circumstances at any time prior to the closing, including: (i) by mutual written consent of MICT and Tingo; (ii) by either MICT or Tingo if a governmental authority of competent jurisdiction has issued an order or taken any other action permanently restraining, enjoining or otherwise prohibiting the Transactions, and such order or other action has become final and non-appealable; (iii) by either MICT or Tingo in the event of the other party’s uncured breach, if such breach would result in the failure of a closing condition and is incapable of being cured or isn’t cured within 30 days after notice of such breach; (iv) by MICT if there has been a Material Adverse Effect on Tingo and its subsidiaries taken as a whole following the date of the merger agreement that remains uncured and continuing; (v) by either MICT or Tingo if the shareholders of MICT or Tingo, respectively, do not provide the MICT necessary Stockholder Approval at a the special shareholder meeting held by MICT and Tingo, respectively; (vi) by MICT, if within forty-five (45) days after execution of the merger agreement, Tingo has not duly filed certain SEC reports as further delineated in the merger agreement; and (vii) by either MICT or Tingo if Tingo holds a special meeting of its shareholders for the Tingo Stockholder Approval and the Tingo Stockholder Approval is not obtained.

If the merger agreement is terminated, all further obligations of the parties under the merger agreement (except for certain obligations related to publicity, confidentiality, fees and expenses, no recourse, termination and general provisions) will terminate, and no party to the merger agreement will have any further liability to any other party thereto except for liability for fraud or for willful breach of the merger agreement prior to termination. The merger agreement provides that MICT must pay Tingo a termination fee equal to $5,000,000 in the event that either party chooses to terminate the Merger upon MICT accepting a Superior Offer as defined in the merger agreement after consultation with its legal and financial advisors.in the event of specified circumstances, such as by way of the board of MICT withdrawing its approval of the merger agreement or otherwise changing its recommendation that MICT’s shareholders vote in favor of consummating the merger.

No Third Party Beneficiaries

While the merger agreement is not intended to confer upon you or any person other than Tingo, MICT, Merger Sub any rights or remedies, it provides limited exceptions, including, following the closing of the combination, the right of Tingo’s stockholders to receive the merger consideration and the rights of holders of Tingo equity awards to receive certain consideration or, following the termination of the merger agreement, the right of Tingo to seek damages on behalf of Tingo stockholders, which may include damages based on a decrease in share value or lost premium. Tingo’s directors and officers will continue to have indemnification and liability insurance coverage after the completion of the combination. Additionally, the merger agreement confers upon the financing sources certain rights, including the rights to enforce (i) the agreement by Tingo and MICT to submit to the jurisdiction of the courts of the State of Delaware and the Delaware Court of Chancery and in certain situations the Federal courts of the United States of America located in the State of Delaware in respect of the interpretation and enforcement of the provisions of the merger agreement and the documents referred to therein and (ii) the waiver by each of Tingo, MICT, Merger Sub of a jury trial in any dispute arising out of or relating to the commitment letter or the financing.

Specific Performance

The parties agreed in the merger agreement that irreparable damage would occur in the event that any of the provisions of the merger agreement were not performed in accordance with their specific terms or were otherwise breached, and that no adequate remedy at law would exist for such occurrence. The parties agreed that they shall be entitled to seek an injunction or injunctions to prevent breaches of the merger agreement and to enforce specifically the performance of terms and provisions of the merger agreement without proof of actual damages. The parties further agreed not to assert that a remedy at law would be adequate.

VOTING AND SUPPORT AND LOCK-UP AGREEMENTS

Tingo Voting and Support Agreements

Under the Tingo Support Agreements, each MICT stockholder agreed that from the date of the voting agreement until the date that the Tingo Support Agreement terminates, such stockholder will vote or cause to be voted all shares of MICT common stock that he, she or it beneficially owns, among other things:

•        in favor of, and adopt, the combination, the Tingo preferred stock exchange, the merger agreement, the ancillary documents, any amendments to Tingo’s organizational documents, and all of the other transactions contemplated by the merger agreement (and any actions required in furtherance thereof); and

•        against (A) any Tingo alternative acquisition proposal and any and all other proposals (x) for the acquisition of Tingo, (y) that could reasonably be expected to delay or impair the ability of Tingo to consummate the merger, the Tingo preferred stock exchange, the merger agreement or any of the transactions, or (z) which are in competition with or materially inconsistent with the merger agreement or the ancillary documents; (B) other than as contemplated by the merger agreement, any material change in (x) the present capitalization of Tingo or any amendment of the Tingo’s organizational documents or (y) Tingo’s corporate structure or business; or (C) any other action or proposal involving any Target Company (as defined in the merger agreement) that is intended, or would reasonably be expected, to prevent, impede, interfere with, delay, postpone or adversely affect in any material respect the transactions or would reasonably be expected to result in any of the conditions to the closing under the merger agreement not being fulfilled.

As of July 25, 2022 the supporting stockholders subject to the Tingo Support Agreements beneficially owned in the aggregate approximately 79.6% of the outstanding shares of Tingo Class A common stock, and 93.9% of Tingo Class B common stock.

The Tingo Support Agreements do not restrict the actions of the supporting stockholders in their capacities as directors of Tingo.

MICT Voting and Support Agreements

MICT delivered to Tingo, a voting and support agreement, attached to this proxy statement/prospectus as Annex E (the “MICT Support Agreement”), signed by MICT and Darren Mercer.

Under the MICT Support Agreements, each MICT stockholder agreed that from the date of the voting agreement until the date that the MICT Support Agreement terminates, such stockholder will vote or cause to be voted all shares of MICT common stock that he, she or it beneficially owns, among other things:

•        in favor of the combination, the merger agreement and related transactions and to otherwise take certain other actions in support of the merger agreement and related transactions and the other matters submitted to MICT stockholders for their approval, and provide a proxy to Tingo and any designee of MICT to vote such shares of MICT common stock accordingly; and

•        against any (A) MICT alternative acquisition proposal and (B) any other action or proposal involving MICT that is intended, or would reasonably be expected, to prevent, impede, interfere with, delay, postpone or adversely affect in any material respect the transactions contemplated by the merger agreement or would reasonably be expected to result in any of the conditions to the closing under the merger agreement not being fulfilled.

The MICT Support Agreements do not restrict the actions of the supporting stockholders in their capacities as directors of MICT.

Restrictions on Transfers

Each supporting stockholder has also agreed that, with limited exceptions, prior to the termination of its support agreement, it will not transfer any shares of MICT common stock or Tingo common stock, respectively, or other MICT securities or Tingo securities, respectively, beneficially owned or acquired by such supporting stockholder on or after the date of its support agreement.

Termination

By its terms, each voting agreement will terminate upon the earliest to occur of: (a) the termination of the merger agreement in accordance with its terms; (b) the effective time; and (c) the termination of such support agreement by written agreement of each of MICT, Tingo and the supporting stockholder(s) party thereto.

MICT Lock-Up Agreements

Prior to Closing, MICT agreed to use its commercially reasonable efforts to cause each institutional holder of at least 5% of MICT shares of common stock to enter into a lock-up agreement, substantially in the form attached to this proxy statement/prospectus as Annex F, providing for a lock-up period of six (6) months following Closing (each, a “MICT Lock-Up Agreement”).

Tingo Lock-Up Agreements

Prior to Closing, Tingo agreed to deliver lock-up agreements, substantially in the form attached to this proxy statement/prospectus as Annex G, from each holder of Tingo common stock who (i) is an executive officer or director of Tingo or (ii) owns more than five percent (5%) of the issued and outstanding shares of Tingo (treating any Tingo preferred stock and Tingo convertible securities on an as-converted to Tingo common stock basis).

As of July 25, 2022, the supporting stockholders subject to the Tingo Lock-Up Agreements beneficially owned in the aggregate approximately 79.6% of the outstanding shares of Tingo common stock.

MICT LOAN

Simultaneously with the execution of the merger agreement, MICT extended to Tingo a loan in the principal amount of $3,000,000 with an interest rate of 5% per year (the “MICT Loan”, a copy of the merger agreement is attached as Annex H to the accompanying joint proxy statement/prospectus). The MICT Loan will be due and payable within the thirty-day period after the termination of the merger agreement pursuant to Section 7.1 therein.

MICT’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

MICT, Inc. (“MICT”, the “Company”, “we”, “us”, “our”) was formed as a Delaware corporation on January 31, 2002 under the name Lapis Technologies, Inc. On March 14, 2013, we changed our corporate name to Micronet Enertec Technologies, Inc. On July 13, 2018, following the sale of our former subsidiary, Enertec Systems Ltd., we changed our name to MICT, Inc. Our shares have been listed for trading on The Nasdaq Capital Market under the symbol “MICT” since April 29, 2013.

MICT is a holding company conducting financial technology business through its subsidiaries and entities controlled through various VIE arrangements (“VIE entities”). The company is principally focused on developing insurance broker business and products across approximately 120 cities in China through its subsidiaries and VIE entities, with planned expansion into additional markets. The company has developed highly scalable proprietary platforms for insurance products (B2B, B2B2C and B2C) and financial services/products (B2C), the technology for which is highly adaptable for other applications and markets. MICT through its subsidiaries has also acquired and holds the requisite license and approvals with the Hong Kong Securities and Futures Commission to deal in securities and provide securities advisory and asset management services. MICT also has memberships/registrations with the Hong Kong Stock Exchange, the London Stock Exchange and the requisite Hong Kong and China Direct clearing companies. MICT’s financial services business and first financial services product, the Magpie Invest app, is able to trade securities on NASDAQ, NYSE, TMX, HKSE, China Stock Connect, LSE, the Frankfurt Stock Exchange and the Paris Stock Exchange.

Since July 1, 2020, after MICT completed its acquisition of GFHI (the “GFHI Acquisition”) pursuant to that certain Agreement and Plan of Merger entered into on November 7, 2019 by and between MICT, GFHI, Global Fintech Holding Ltd. (“GFH”), a British Virgin Islands company and the sole shareholder of GFH Intermediate Holdings Ltd. (“GFHI” or “Intermediate”), and MICT Merger Subsidiary Inc., a British Virgin Islands company and a wholly owned subsidiary of MICT (“Merger Sub”), as amended and restated on April 15, 2020 (the “Restated Merger Agreement” or “Merger”), we have been operating in the financial technology sector. GFHI is a financial technology company with a marketplace in China, as well as other areas of the world and is currently in the process of building various platforms for business opportunities in different insurance platform segments (formerly: verticals and technology segments) in order to capitalize on such technology and business. GFHI plans to increase its capabilities and its technological platforms through acquisition and licensing technologies to support its growth efforts in the different market segments. After the Merger, MICT included the business of Intermediate, MICT’s wholly-owned subsidiary, operating through Intermediate operating subsidiaries.

Following Intermediate’s acquisition of Magpie Securities Limited (“Magpie”), a Hong Kong securities and investment services firm, on February 26, 2021 and the subsequent receipt of regulatory approval from the Hong Kong Securities and Futures Commission, Magpie is licensed to deal in securities, futures and options, and also undertake the business of securities advisory services and asset management.

Intermediate launched Magpie Invest, a global stock trading app, on September 15, 2021, through its wholly owned subsidiary, Magpie Securities Limited (“Magpie”). It is a proprietary technology investment trading platform that is currently operational in Hong Kong. Magpie Invest’s technology allows the platform to connect to all major stock exchanges and we planned to expand into Australia and Switzerland by Q4 2022.

These opportunities will continue to be realized and executed through our business development efforts, which include the acquisition of potential target entities, business and assets (such as applicable required licenses) in the relevant business space and segments in which we plan to operate. We believe that this will allow the Company to enter into the market quickly and leverage existing assets in order to promote our growth strategy.

Prior to July 1, 2020, MICT operated primarily through its Israel-based then majority-owned subsidiary, Micronet. Micronet, through both its Israeli and U.S. operational offices, designs, develops, manufactures and sells rugged mobile computing devices that provide fleet operators and field workforces with computing solutions in challenging work environments. Micronet’s vehicle portable tablets are designed to increase workforce productivity and enhance corporate efficiency by offering computing power and communication capabilities that provide fleet operators with visibility into vehicle location, fuel usage, speed and mileage. Furthermore, users are able to manage the drivers in various aspects, such as: driver behavior, driver identification, reporting hours worked, customer/organization working procedures and protocols, route management and navigation based on tasks and time schedule. End users may also receive real time messages for various services, such as pickup and delivery, repair and maintenance, status reports, alerts, notices relating to the start and ending of work, digital forms, issuing and printing of invoices and payments. Through its SmartHub product, Micronet provides its consumers with services such as driver recognition, identifying and preventing driver fatigue, recognizing driver behavior, preventive maintenance, fuel efficiency and an advanced driver assistance system. In addition, Micronet provides TSPs a platform to offer services such as “Hours of Service.” Micronet previously commenced and continues to evaluate integration with other TSPs. On May 9, 2021, following the exercise of options by certain minority stockholders, the Company’s ownership interest of Micronet was diluted to 49.88% and as a result the Company is no longer required to consolidate Micronet’s financial statements with the Company’s and include Micronet’s operating results in its financial statements. the Company owned 31.47% of the outstanding ordinary shares of Micronet and 26.83% on a fully diluted basis as of March 31, 2022.

Potential Merger with Tingo, Inc.

On May 10, 2022, Tingo, Inc., a Nevada corporation (“Tingo” or the “Seller”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with MICT Merger Sub, Inc., a Nevada corporation and a wholly-owned subsidiary of MICT (“Merger Sub”), and MICT, Inc., a Delaware corporation (“MICT”).

Pursuant to the Merger Agreement, subject to the terms and conditions set forth therein, upon the consummation of the transactions contemplated by the Merger Agreement (the “Closing”), Merger Sub will merge with and into Tingo (the “Merger” and, together with the other transactions contemplated by the Merger Agreement, the “Transactions”), with the Seller continuing as the surviving corporation in the Merger and a wholly-owned subsidiary of MICT. It is expected that current holders of Tingo Shares will own approximately 77% of the total shares of the post-merger company and the current shareholders of MICT will own the remaining 23% of the Shares of the post-merger company.

Tingo is the leading Agri fintech company operating in Africa, with a marketplace platform that empowers social upliftment through mobile, technology and financial access for rural farming communities. Their ‘device as a service’ model allows them to add market leading applications to enable customers to trade, buy top ups, pay bills, access insurance and lending services. With 9.3 million existing customers, Tingo is seeking to expand its operations across select markets in Africa. Tingo’s strategic plan is to become the eminent Pan African Agri-Fintech business delivering social upliftment and financial inclusion to millions of SME farmers and women-led businesses. There can be no assurances given that the Company will consummate this merger since there are several conditions before the merger could be consummated including, but not limited to, the approval by the shareholders of the Company and Tingo, Regulatory approvals and other closing conditions.

The following diagram illustrates the Company’s current corporate structure, including its subsidiaries, and variable interest entities (“VIEs”), as of March 31, 2022:

VIE agreements with Guangxi Zhongtong:

On January 1, 2021, as amended on August 6, 2021, Bokefa, our wholly foreign-owned enterprise (“WFOE”), Guangxi Zhongtong, and nominee shareholders of Guangxi Zhongtong entered into six agreements, (together, the “Guangxi Zhongtong VIE Agreements”), described below, pursuant to which Bokefa is deemed to have controlling financial interest and be the primary beneficiary of Guangxi Zhogntong. Therefore, Guangxi Zhongtong is deemed a VIE of Bokefa.

Loan Agreement

Pursuant to this agreement, Bokefa agreed to provide loans to the registered shareholders of Guangxi Zhongtong. The term of the loan shall start from the date when the loan is actually paid, until the date on which the loan is repaid in full. The agreement shall terminate when the shareholders repay the loan. The loan should be used solely for Guangxi Zhongtong’s operating expenses and should be exclusively repaid by transferring shares of Guangxi Zhongtong to Bokefa when PRC Law permits.

Exclusive Option Agreement

The effective term of the agreement is unlimited and the agreement shall terminate upon the transfer of all the equity interest of Guangxi Zhongtong to Bokefa in accordance with relevant laws and provisions as provided in the agreement, or upon written notice by Bokefa to shareholders. In consideration of Bokefa’s loan arrangement, the shareholders have agreed to grant Bokefa an exclusive option to purchase their equity interest. Distribution of residual profits, if any, are restricted without the approval of Bokefa. Upon request by Bokefa, Guangxi Zhongtong is obligated to distribute profits to the shareholders of Guangxi Zhongtong, who must remit such profits to Bokefa immediately. Guangxi Zhongtong and its shareholders are required to act in a manner that is in the best interest of Bokefa with regards to Guangxi Zhongtong’s business operation.

Equity Pledge Agreement

The agreement will be terminated upon such date when the other agreements have been terminated. Pursuant to the agreement, the nominee shareholders pledged all their equity interest in Guangxi Zhongtong to Bokefa as security for the obligations in the other agreements. Bokefa has the right to receive dividends on the pledged shares, and all shareholders are required to act in a manner that is in the best interest of Bokefa.

Business Cooperation Agreement

The agreement is effective until terminated by both parties. Guangxi Zhongtong and its shareholders agree that the legal person, directors, general manager and other senior officers of Guangxi Zhongtong should be appointed or elected by Bokefa. Guangxi Zhongtong and its shareholders agree that all the financial and operational decisions for Guangxi Zhongtong will be made by Bokefa.

Exclusive Service Agreement

The effective term of this agreement is for one year and it can be extended an unlimited number of times if agreed by both parties. Bokefa agrees to provide exclusive technical consulting and support services to Guangxi Zhongtong and Guangxi Zhongtong agrees to pay service fees to Bokefa.

Entrustment and Power of Attorney Agreement

The shareholders of Guangxi Zhongtong agreed to entrust all the rights to exercise their voting power and any other rights as shareholders of Guangxi Zhongtong to Bokefa. The shareholders of Guangxi Zhongtong have each executed an irrevocable power of attorney to appoint Bokefa as their attorney-in-fact to vote on their behalf on all matters requiring shareholder approval. The agreement is effective until deregistration of Guangxi Zhongtong.

On August 23, 2021, Beijing Yibao Technology Co., Ltd (“Beijing Yibao”), Guangxi Zhongtong Insurance Agency Co., Ltd (“Guangxi Zhongtong”), and two shareholders of Guangxi Zhongtong entered into a capital increase agreement pursuant to which Beijing Yibao will invest approximately RMB30 million (USD 4.7 million) into Guangxi Zhongtong. On October 21, 2021, Beijing Yibao transferred the funds separately and the transaction closed. As a result of the transaction, Beijing Yibao now holds a sixty percent (60%) equity interest in Guangxi Zhongtong and is the controlling shareholder. As a condition of the closing, the previous agreements consummated on January 1, 2021 per the GZ Frame Work Loan became null and void, and the loan should be repaid by the shareholders before December 31, 2022

VIE agreements with Beijing Fucheng:

On December 31, 2020, as amended on August 25, 2021, Bokefa, Beijing Fucheng Lianbao Technology Co., Ltd. (“Beijing Fucheng”), and the shareholders of Beijing Fucheng entered into six agreements, described below, pursuant to which Bokefa is deemed to have a controlling financial interest and be the primary beneficiary of Beijing Fucheng,. Therefore, Beijing Fucheng is deemed a VIE of Bokefa. Beijing Fucheng was incorporated on December 29, 2020 and had no assets or liabilities as of December 31, 2020.

Loan Agreement

Pursuant to this agreement, Bokefa agreed to provide loans to the registered shareholders of Beijing Fucheng. The term of the loan under this agreement shall start from the date when the loan is actually paid and shall continue until the shareholders repay all the loan in accordance with this agreement. The agreement shall terminate when the shareholders repay the loan. The loan should be used solely for Beijing Fucheng’s operating expenses, and should be exclusively repaid by transferring shares of Beijing Fucheng to Bokefa when PRC Law permits. As of March 31, 2022 the loans were not drawn.

Exclusive Option Agreement

The effective term of the agreement is unlimited and the agreement shall terminate upon the transfer of all of the equity interest of Bejing Fucheng to Bokefa in accordance with relevant laws and provisions as provided in the agreement, or upon written notice by Bokefa to the shareholders. In consideration for Bokefa’s loan arrangement, the shareholders have agreed to grant Bokefa an exclusive option to purchase their equity interest. Distribution of residual profits, if any, is restricted without the approval of Bokefa. Upon request by Bokefa, Beijing Fucheng is obligated to distribute profits to the shareholders of Beijing Fucheng, who must remit those profits to Bokefa immediately. Beijing Fucheng and its shareholders are required to act in a manner that is in the best interest of Bokefa with regards to Beijing Fucheng’s business operations.

Equity Pledge Agreement

The agreement will be terminated at the date when the other agreements have been terminated. Pursuant to the agreement, the shareholders pledged all their equity interest in Beijing Fucheng to Bokefa as security for their obligations under the agreements. Bokefa has the right to receive dividends on the pledged shares, and all shareholders are required to act in a manner that is in the best interest of Bokefa.

Business Cooperation Agreement

The agreement is effective until terminated by both parties. Beijing Fucheng and its shareholders agree that the legal person, directors, general manager and other senior officers of Beijing Fucheng should be appointed or elected by Bokefa. Beijing Fucheng and its shareholders agree that all financial and operational decisions of Beijing Fucheng will be made by Bokefa.

Exclusive Service Agreement

The effective term of this agreement is for one year and it can be extended an unlimited number of times if agreed by both parties. Bokefa agrees to provide exclusive technical consulting and support services to Beijing Fucheng and Beijing Fucheng agrees to pay service fees to Bokefa.

Entrustment and Power of Attorney Agreement

The shareholders of Beijing Fucheng agreed to entrust all the rights to exercise their voting power and any other rights as shareholders of Beijing Fucheng to Bokefa. The shareholders of Beijing Fucheng have each executed an irrevocable power of attorney to appoint Bokefa as their attorney-in-fact to vote on their behalf on all matters requiring shareholder approval. The agreement is effective until deregistration of Beijing Fucheng.

VIE agreements with All Weather:

On July 1, 2021, Bokefa, All Weather, and nominee shareholders of All Weather entered into six agreements, described below, pursuant to which Bokefa is deemed to have a controlling financial interest and be the primary beneficiary of All Weather. All Weather is deemed a VIE of Bokefa.

Loan Agreement

Pursuant to this agreement, Bokefa agreed to provide loans to the shareholders of All Weather. The term of the loan shall start from the date when the loan is actually paid until the date on which the loan is repaid in full. The agreement shall terminate when the shareholders repay the loan. The loan should be used solely by All Weather for operating expenses, and should be exclusively repaid by transferring shares of All Weather to Bokefa when PRC Law permits.

Exclusive Option Agreement

The effective term of the agreement is unlimited and the agreement shall terminate upon the transfer of all of the equity interest of All Weather to Bokefa in accordance with relevant laws and provisions in the agreement, or upon written notice by Bokefa to the shareholders. In consideration for Bokefa’s loan arrangement, the shareholders have agreed to grant Bokefa an exclusive option to purchase their equity interest. Distribution of residual profits, if any, is restricted without the approval of Bokefa. Upon request by Bokefa, All Weather is obligated to distribute profits to the shareholders of All Weather, who must remit the profits to Bokefa immediately. All Weather and its shareholders are required to act in a manner that is in the best interest of Bokefa with regard to All Weather’s business operations.

Equity Pledge Agreement

The agreement will be terminated at the date when the other agreements have been terminated. Pursuant to the agreement, the nominee shareholders pledged all of their equity interest in All Weather to Bokefa as security for their obligations pursuant to the other agreements. Bokefa has the right to receive dividends on the pledged shares, and all shareholders are required to act in a manner that is in the best interest of Bokefa.

Business Cooperation Agreement

The agreement is effective until terminated by both parties. All Weather and its shareholders agree that the legal person, directors, general manager and other senior officers of All Weather should be appointed or elected by Bokefa. All Weather and its shareholders agree that all the financial and operational decisions of All Weather will be made by Bokefa.

Exclusive Service Agreement

The effective term of this agreement is for one year and it can be extended an unlimited number of times if agreed by both parties. Bokefa agrees to provide exclusive technical consulting and support services to All Weather and All Weather agrees to pay service fees to Bokefa.

Entrustment and Power of Attorney Agreement

The shareholders of All Weather agreed to entrust all their rights to exercise their voting power and any other rights as shareholders of All Weather to Bokefa. The shareholders of All Weather have each executed an irrevocable power of attorney to appoint Bokefa as their attorney-in-fact to vote on their behalf on all matters requiring shareholder approval. The agreement is effective until the deregistration of All Weather.

Results of Operations

Three Months Ended March 31, 2022, Compared to Three Months Ended March 31, 2021.

As of June 23, 2020, we increased our ownership interest in Micronet to over 50% and started to consolidate Micronet’s operations into our financial statements up until May 9, 2021 when our ownership in Micronet was diluted to less than 50%. In addition, on July 1, 2020, we completed a merger transaction for the Acquisition of GFHI. We are consolidating the financial results of GFHI as of the date the Acquisition and for the period thereafter. Beginning December 2020, we launched our insurance platform operated by GFHI for the Chinese market and have been generating revenues in GFHI in this segment of our operations. During the first quarter of 2021, as described above, we entered into a certain transaction with Guangxi Zhongtong, Beijing Fucheng Lianbao Technology Co., Ltd. and completed the acquisition of Magpie, which operates in the field of securities trading platforms. As a result of these transactions, we have started to consolidate the financial results of these companies and business lines into our business. On July 1, 2021, we entered into a VIE transaction with All Weather and started to consolidate the financial results and business lines of All Weather into our business once the transaction was consummated. On October 21, 2021 we completed the transaction of Guangxi Zhongtong, we currently holds a sixty percent (60%) equity interest in Guangxi Zhongtong.

These business activities conducted by MICT in combination with the completion of the above acquisitions, contributed to the following P&L items:

Revenues

Net revenues for the three months ended March 31, 2022 were $9,563,000, compared to $8,935,000 for the three months ended March 31, 2021,. This represents an increase of $628,000 for the three months ended March 31, 2022, as compared to the same period last year.

Net revenues related to the MRM segment for the three months ended March 31, 2022 were $0, as compared to $726,000 for the three months ended March 31, 2021 and reflects a decrease of $726,000 for the three months ended March 31, 2022. MRM revenues were solely contributed by Micronet. The change is attributed to the consolidation of the MRM segment (Micronet) results with the company during the first quarter of 2021 but not the first quarter of 2022 as described above.

Net revenues related to the insurance platform segment for the three months ended March 31, 2022 were $9,533,000, as compared to $8,209,000 revenues for the three months ended March 31, 2021, and reflects an increase of $1,324,000, for the three months ended March 31, 2022. On the one hand we have increase from the VIE transaction with All Weather which we started to consolidate their financial results and business lines of All Weather into our business once the transaction was consummated on July 1, 2021, on the other hand we have decrease in revenues from Guangxi Zhongtong as a result of the lockdown in certain cities and regions due to COVID-19.

Net revenues related to the online stock trading platform segment for the three months ended March 31, 2022 was $30,000 as compared to $0 revenues for the three months ended March 31, 2021, and reflects an increase of $30,000, for the three months ended March 31, 2022. The increase is attributed to the acquisition of Magpie that was finalized on February 26, 2021, (as further detailed above). As the global stock markets trading keep going downwards, we stopped market campaign in the beginning of the year.

Cost of revenues

Cost of revenues for the three months ended March 31, 2022 were $8,298,000, compared to $6,992,000 for the three months ended March 31, 2021. This represents an increase of $1,306,000, for the three months ended March 31, 2022 as compared to the same period last year.

Cost of revenues related to the MRM segment for the three months ended March 31, 2022 were $0, as compared to $716,000 for the three months ended March 31, 2021 and reflects a decrease of $716,000 for the three months ended March 31, 2022. The change is attributed to the consolidation of the MRM segment (Micronet) results with the company during the first quarter of 2021 but not the first quarter of 2022 as described above

Cost of revenues related to the insurance platform segment for the three months ended March 31, 2022, were $8,293,000, as compared to $6,276,000 for the three months ended March 31, 2021, and reflects an increase of $2,017,000, for the three months ended March 31, 2022. The increase is attributed to the from the VIE transaction with All Weather which we started to consolidate their financial results and business lines of All Weather into our business once the transaction was consummated on July 1, 2021.

Cost of revenues related to the online stock trading platform segment for the three months ended March 31, 2022 was $4,000 as compared to $0 Cost of revenues for the three months ended March 31, 2021, and reflects an increase of $4,000, for the three months ended March 31, 2022. The increase is attributed to the acquisition of Magpie that was finalized on February 26, 2021, (as further detailed above).

Gross profit

Gross profit for the three months ended March 31, 2022 was $1,265,000, and represents 13% of the revenues. This is in comparison to gross profit of $1,943,000, representing 22% of the revenues, for the three months ended March 31, 2021 and reflects a decrease of $678,000, for the three months ended March 31, 2022 as compared to the same period last year. The decrease was primarily attributable to the insurance platform segment.

Gross profit related to the MRM (Micronet) segment for the three months ended March 31, 2022 were $0, as compared to gross profit of $10,000 for the three months ended March 31, 2021 and reflects a decrease of $10,000 for the three months ended March 31, 2022. MRM Gross profit were solely contributed by Micronet The change is attributed to the consolidation of the MRM segment (Micronet) results with the company during the first quarter of 2021 but not the first quarter of 2022 as described above.

Gross profit related to the insurance platform segment for the three months ended March 31, 2022 was $1,240,000, as compared to $1,933,000 Gross profit for the three months ended March 31, 2021, and reflects a decrease of $693,000, for the three months ended March 31, 2022 as compared to the same period last year. The decrease is attributed to the Company stopped certain information drainage and online promotion business in the first quarter of 2022. These businesses had a higher margin and therefore resulted in a decreased gross profit as compared to the same period last year.

Gross profit related to the online stock trading platform segment for the three months ended March 31, 2022 was $25,000, as compared to no gross profit for the three months ended March 31, 2021, and reflects an increase of $25,000, for the three months ended March 31, 2022 as compared to the same period last year. The increase is attributed to the acquisition of Magpie that was finalized on February 26, 2021 (as further detailed above).

Selling and Marketing Expenses

Selling and Marketing expenses are part of operating expenses. Selling and marketing cost for the three months ended March 31, 2022, were $2,517,000, as compared to expenses of $1,001,000 for three months ended March 31, 2021. This represents a decrease of $1,516,000, for the three months ended March 31, 2022 as compared to the same period last year. The increase is attributed to the increase in Selling and Marketing expenses related to the insurance companies as well as increase in the online stock trading platform. The increase is mainly a result of increase in: (i) increase in advertising promotion fee of $655,000 and; (ii) increase in sales technological development expense in an amount of $475,000 and (iii) increase from the acquisition of online stock trading platform segment that was finalized on February 26, 2021 in a total amount of $779,000.

General and Administrative Expenses

General and administrative expenses are part of operating expenses. General and administrative expenses for the three months ended March 31, 2022 were $7,326,000, compared to $4,568,000 for the three months ended March 31, 2021. This represents an increase of $2,758,000, for the three months ended March 31, 2022 as compared to the same period last year. The increase is attributed to the increase in general and administrative expenses related to the insurance companies as well as increase in the online stock trading platform. The increase is mainly a result of (i) an increase associated with the D&O insurance in a total amount of $456,000,and; (ii) increase in lease expenses in a total amount of $277,000 (iii) increase associated with the salary expenses following the acquisition of new subsidiaries and VIEs transactions during 2021 in a total amount of $1,923,000; (iv) a decrease in retainer for professional advice from various services providers, in connection with the completion of the public offering closed in February 2021 and March 2021.

Research and Development Expenses

Research and development expenses are part of operating expenses. Research and development costs, which mainly include wages, materials and sub-contractors, for the three months ended March 31, 2022 were $595,000, compared to $231,000 for the three months ended March 31, 2021, respectively. This represents an increase of $364,000, for the three months ended March 31, 2022, as compared to the same period last year. The increase is attributed to the (i) increase of $328,000 related to the development of the Stock trading application and; (ii) increase in $267,000 related to the development of the insurance core system and sales platform and; (iii) a decrease of $231,000 from consolidation of the MRM segment (Micronet) results with the company during the first quarter of 2021 but not the first quarter of 2022 as described above.

Loss from Operations

Our loss from operations for the three months ended March 31, 2022 were $9,970,000, compared to loss from operations of $4,783,000, for the three months ended March 31, 2021. The increase in loss from operations is mainly a result of the acquisitions as mention above, as well as the increase in general and administrative costs.

Financial Income (Expense), Net

Financial income (expenses), net for the three months ended March 31, 2022 were income of $78,000 compared to an expenses of $566,000 for the three months ended March 31, 2021. This represents a decrease in financial expenses of $644,000, for the three months ended March 31, 2022. The decrease in financial expenses, net for the three months ended March 31, 2022, is primarily due to the exchange rate and income of interest of $174,000.

Net Loss Attributed to MICT, Inc.

Our net loss attributed to MICT, Inc. for the three months ended March 31, 2022, was $8,686,000 compared to 4,461,000, for the three months ended March 31, 2021. This represents an increase of $4,225,000 for the three months ended March 31, 2022, as compared to the same period last year. The change for the three months ended March 31, 2022 is mainly a result of the increase in operating expenses and decrease in gross profit.

Liquidity and Capital Resources

As of March 31, 2022, our total cash balance was $86,447,000, as compared to $94,930,000 as of December 31, 2021. This reflects a decrease of $8,483,000 in cash for the reasons described below.

Loans Provided by MICT

On November 13, 2019, the Company and Micronet executed a convertible loan agreement pursuant to which the Company agreed to loan Micronet $500,000 (the “Convertible Loan”). The Convertible Loan bears interest at a rate of 3.95% calculated and paid on a quarterly basis. In addition, the Convertible Loan, if not converted, shall be repaid in four equal installments, the first of such installment payable following the fifth quarter after the issuance of the Convertible Loan, with the remaining three installments due on each subsequent quarter thereafter, such that the Convertible Loan shall be repaid in full upon the lapse of 24 months from its issuance. In addition, the outstanding principal balance of the Convertible Loan, and all accrued and unpaid interest, is convertible at the Company’s option, at a conversion price equal to 0.38 NIS per Micronet share. Pursuant to the Convertible Loan agreement, Micronet also agreed to issue the Company an option to purchase one of Micronet’s ordinary shares for each ordinary share that it issued as a result of a conversion of the Convertible Loan at an exercise price of 0.60 NIS per share, exercisable for a period of 15 months. On July 5, 2020, Micronet had a reverse split where the price of the Convertible Loan changed from 0.08 NIS per Micronet share into 5.7 NIS per Micronet share. The option’s exercise price changed from 0.6 NIS per share to 9 NIS per Micronet share.

On January 1, 2020, the Convertible Loan was approved at a general meeting of the Micronet shareholders, and the Convertible Loan and the transactions contemplated thereby became effective. The loan was repaid on January 4, 2022.

On August 13, 2020, MICT Telematics extended to Micronet an additional loan in the aggregate amount of $175,000 (the “Third Loan”) which governed the existing outstanding intercompany debt. The Third Loan does not bear any interest and has a term of twelve (12) months. The Third Loan was extended for the purpose of supporting Micronet’s working capital and general corporate needs. The loan was repaid on August 25, 2021.

Debt Repayment

As of March 31, 2021, the Company had short-term loans from others of $1,138,000 comprised as follows: $949,000 loans of All Weather Insurance Agency that bear an interest of 0% will be repaid on December 31, 2022. The $189,000 loan of Zhongtong Insurance that bears an interest of 10% will be repaid before December 31, 2022.

Total Current Assets, Trade Accounts Receivable and Working Capital

As of March 31, 2022, our total current assets were $115,179,000, as compared to $127,497,000 as of December 31, 2021. The decrease is mainly due to the decrease in our cash as described above.

Our trade accounts receivable as of March 31, 2022, were $14,415,000 as compared to $17,879,000 as of December 31, 2021.

As of March 31, 2022, our working capital was $93,659,000, compared to $102,107,000 as of December 31, 2020. The decrease is mainly due to the decrease in our cash as described above.

	For the Three Months Ended March 31,
	2022	2021
	USD in thousands	USD in thousands
	(unaudited)	(unaudited)
Net Cash Used in Operating Activities	$(8,362)	$(8,526)
Net Cash Used in Investing Activities	(49)	(3,361)
Net Cash Provided by Financing Activities	14	106,383
Translation adjustment on cash and restricted cash	(74)	(142)
Cash and restricted cash at Beginning of Period	97,347	29,049
Cash and restricted cash at end of period	$88,876	$123,403

Cash Flow from Operating Activities

For the three months ended March 31, 2022, net cash used in operating activities was $8,362,000, which primarily consists of net loss of $8,845,000 and various non-cash items of $(1,180,000), as well as (1) changes in deferred tax, net of $1,073,000, (2) changes in trade account receivable of $(3,464,000), (3) changes in trade accounts payable of 3,606,000, (4) changes in deposit held on behalf of clients of $198,000, (5) changes in other current assets of $ 640,000, (6) changes in other current liabilities of $(401,000), (7) changes in related party of $(737,000), (8) changes in long-term deposit and prepaid expenses of $(203,000), (9) changes in right of use assets of $(324,000), and (10) change in lease liabilities of $ 309,000.

For the three months ended March 31, 2021, net cash used in operating activities was $8,526,000, which primarily consists of net loss of $4,906,000 and various non-cash items of $(819,000), and changes in other assets and liabilities of $4,439,000.

Cash Flow from Investing Activities

For the three months ended March 31, 2022, we had net cash used in investing activities of $(49,000), which consisted of the net cash used in investing of purchase of property and equipment of $(49,000).

For the three months ended March 31, 2021, we had net cash used in investing activities of $(3,361,000), which consisted of the net cash used in additional investment of company of $(3,057,000), and purchase of property and equipment of $(304,000).

Cash Flow from Financing Activities

For the three months ended March 31, 2022, we had net cash provided by financing activities of $14,000, which primarily consisted of: (1) repayment of loan from related party from Micronet Ltd of $534,000; and (2) repayment of loan to others of $(520,000).

For the three months ended March 31, 2021, we had net cash provided by financing activities of $106,383,000, which primarily consisted of (1) proceeds from issuance of shares and warrants of $105,365,000 from our public offering in February and March 2021; (2) proceeds from the exercise of warrants and options of $1,213,000; and (3) repayment of current maturity of long-term bank loans of $(195,000).

Year Ended December 31, 2021 Compared to Year Ended December 31, 2020

As of June 23, 2020, we increased our ownership interest in Micronet to over 50% and started to consolidate Micronet’s operations into our financial statements up until May 9, 2021 when our ownership in Micronet was diluted to less than 50%. In addition, on July 1, 2020, we completed a merger transaction for the Acquisition of GFHI. We are consolidating the financial results of GFHI as of the date the Acquisition and for the period thereafter. Beginning December 2020, we launched our insurance platform operated by GFHI for the Chinese market and have been generating revenues in GFHI in this segment of our operations. During the first quarter of 2021, as described above, we entered into a certain transaction with Guangxi Zhongtong, Beijing Fucheng Lianbao Technology Co., Ltd. and completed the acquisition of Magpie, which operates in the field of securities trading platforms. As a result of these transactions, we have started to consolidate the financial results of these companies and business lines into our business. On July 1, 2021, we entered into a VIE transaction with All Weather and started to consolidate the financial results and business lines of All Weather into our business once the transaction was consummated. On October 21, 2021 we completed the transaction of Guangxi Zhongtong, we currently holds a sixty percent (60%) equity interest in Guangxi Zhongtong

These business activities conducted by MICT in combination with the completion of the above acquisitions, contributed to the following P&L items:

Revenues

Net revenues for the year ended December 31, 2021 were $55,676,000, compared to $1,173,000 for the year ended December 31, 2020. This represents an increase of $54,503,000, for the year ended December 31, 2021 as compared to the same period last year.

Net revenues related to the MRM (Micronet) segment for the year ended December 31, 2021 were $726,000, as compared to $874,000 for the year ended December 31, 2020 and reflects a decrease of $148,000 for the year ended December 31, 2021. MRM revenues were solely contributed by Micronet. The changes is attributed to the consolidation of the MRM Segment (Micronet) results as of the second quarter of 2020 and the dilution in our ownership and voting interests in Micronet, causing us to cease consolidating Micronet’s operations in our financial statements commencing from May 9, 2021. Micronet did not generate any revenue during the second quarter of 2020 or since the beginning of the second quarter of 2021 until its deconsolidation.

Net revenues related to the Fintech business and insurance agency business for the year ended December 31, 2021 was $54,932,000, as compared to $299,000 revenues for the year ended December 31, 2020, and reflects an increase of $54,633,000, for the year ended December 31, 2021 as compared to the same period last year. The increase is attributed to several acquisition transactions in 2021, including the acquisition of Beijing Fucheng Insurance Brokerage Co. Ltd., Guangxi Zhongtong Insurance Agency Co., Ltd., and All Weather insurance agency Co., Ltd. Through these transactions, the company has quickly established the insurance business and generated considerable revenue in 2021. b. the information promotion services provided to insurance companies and car service companies through our own technology platform, which was developed and implemented in 2021.

Net revenues related to the online stock trading platform segment for the year ended December 31, 2021 was $18,000, as compared to no revenues for the year ended December 31, 2020, and reflects an increase of $18,000, for the year ended December 31, 2021 as compared to the same period last year. The increase is attributed to the acquisition of Magpie that was finalized on February 26, 2021, (as further detailed above).

Cost of revenues

Cost of revenues for the year ended December 31, 2021 was $46,456,000, compared to $1,231,000 for the year ended December 31, 2020. This represents an increase of $45,225,000, for the year ended December 31, 2021 as compared to the same period last year.

Cost of revenues related to the MRM segment for the year ended December 31, 2021 was $716,000, as compared to $939,000 for the year ended December 31, 2020 and reflects a decrease of $223,000, for the year ended December 31, 2021. The decrease is attributed to the consolidation of the MRM segment (Micronet) results as of the second quarter of 2020 and the dilution in our ownership and voting interests in Micronet, causing us to cease consolidating Micronet’s operations in our financial statements commencing from May 9, 2021.

Cost of revenues related to the Fintech business and insurance agency business for the year ended December 31, 2021, respectively, was $45,740,000, as compared to $292,000 for the year ended December 31, 2020, respectively, and reflects an increase of $45,448,000, for the year ended December 31, 2021. The increase is attributed to the commercial and business combination transaction entered by the Company during 2021 (as further detailed above).

Gross profit

Gross profit for the year ended December 31, 2021 was $9,220,000, and represents 16% of the revenues. This is in comparison to gross loss of $58,000 for the year ended December 31, 2020 and reflects an increase of $9,278,000, for the year ended December 31, 2021 as compared to the same period last year. The increase is attributed to the transactions and development of our Fintech business and insurance agency business and the online stock trading platform segment.

Gross profit related to the MRM (Micronet) segment for the year ended December 31, 2021 were $10,000, as compared to gross loss of $65,000 for the year ended December 31, 2020 and reflects an increase of $75,000 for the year ended December 31, 2021. MRM Gross profit were solely contributed by Micronet. The changes is attributed to the consolidation of the MRM Segment (Micronet) results as of the second quarter of 2020 and the dilution in our ownership and voting interests in Micronet, causing us to cease consolidating Micronet’s operations in our financial statements commencing from May 9, 2021. Micronet did not generate any revenue during the second quarter of 2020 or since the beginning of the second quarter of 2021 until its deconsolidation.

Gross profit related to the verticals and technology segment for the year ended December 31, 2021 was $9,192,000, as compared to $7,000 Gross profit for the year ended December 31, 2020, and reflects an increase of $9,185,000, for the year ended December 31, 2021 as compared to the same period last year. The increase is attributed to the consolidation of the GFHI results as of July 1, 2020 and revenues generated as a result of certain commercial and business combination transaction entered by the Company during 2021 (as further detailed above).

Gross profit related to the online stock trading platform segment for the year ended December 31, 2021 was $18,000, as compared to no Gross profit for the year ended December 31, 2020, and reflects an increase of $18,000, for the year ended December 31, 2021 as compared to the same period last year. The increase is attributed to the acquisition of Magpie that was finalized on February 26, 2021, (as further detailed above).

Selling and Marketing Expenses

Selling and Marketing expenses are part of operating expenses. Selling and marketing cost for the year ended December 31, 2021, was $6,814,000, as compared to income of $38,000 for year ended December 30, 2020. This represents an increase of $6,852,000, for the year ended December 31, 2021 as compared to the same period last year. The increase is mainly a result of increase in : (i) advertising promotion fee of $1,621,000 and; (ii) sales technological development expense in an amount of $694,000 and; (iii) marketing service charge in an amount of $1,624,000 and; (iv) sales technical service fee in an amount of $517,000 and (v) increase from the acquisition of online stock trading platform segment that was finalized on February 26, 2021.

General and Administrative Expenses

General and administrative expenses are part of operating expenses. General and administrative expenses for the year ended December 31, 2021 was $36,488,000, compared to $14,228,000 for the year ended December 31, 2020. This represents an increase of $22,260,000, for the year ended December 31, 2021 as compared to the same period last year. The increase is mainly a result of (i) One time acquisitions as noted above, and (ii) an increase in retainer for professional advice from various services providers, in connection with the completion of the public offering closed in February 2021 and March 2021; and (iii) an increase associated with the D&O insurance in a total amount of $1,337,000; and (iv) an increase associated with the issuance costs of shares and options to Directors officers and employees in a total amount of $8,313,000 a non-cash expenses; and (v) Bad debt provision of $2,606,000 and; (vi) an increase associated with the salary expenses following the acquisition of new subsidiaries and VIEs transactions during 2021 in a total amount of $7,624,000, and; (vii) an increase associated with the rent and maintenance expenses following the acquisition of new subsidiaries and VIEs transactions during 2021 in a total amount of $2,108,000.

Research and Development Expenses

Research and development expenses are part of operating expenses. Research and development costs, which mainly include wages, materials and sub-contractors, for the year ended December 31, 2021 was $889,000, compared to $484,000 for the year ended December 31, 2020. This represents an increase of $405,000, for the year ended December 3, 2021, as compared to the same period last year. On one hand, the acquisition of Magpie Securities Limited, on February 26, 2021 caused an increase in our research and development expenses for the year ended December 31, 2021 as compared to the same period last year. This was offset by the fact that most of our research and development expenses in 2020 were related to Micronet. Our ownership and voting interests in Micronet was diluted and caused us to cease consolidating Micronet’s operations in our financial statements commencing from May 9, 2021, which caused a decrease in our research and development expenses for the year ended December 31, 2021 as compared to the same period last year.

Loss from Operations

Our loss from operations for the year ended December 31, 2021 was $37,896,000, compared to loss from operations of $16,579,000, for the year ended December 31, 2020. The increase in loss from operations is mainly a result of the acquisitions mentioned above, as well as the increase in general and administrative costs and increase in selling and marketing costs as explained in the section above.

Finance Income (Expense), Net

Financial income (expenses), net for the year ended December 31, 2021 was $395,000 compared to $(7,462,000) for the year ended December 31, 2020. This represents a decrease in financial expenses of $7,857,000, for the year ended December 31, 2021. The decrease in financial expenses, net for the year ended December 31, 2021, is primarily due to the recognition of beneficial conversion expense of approximately $8,482,000 in 2020.

Net Loss Attributed to MICT, Inc.

Our net loss attributed to MICT, Inc. for the year ended December 31, 2021, was $36,428,000, compared to 22,992,000, for the year ended December 31, 2020. This represents an increase of $13,436,000 for the year ended December 31, 2021, as compared to the same period last year. The increase for the year ended December 31, 2021 is mainly a result of the increase in operating expenses (as further detailed above) , from loss of controlling equity investment held in Micronet in an amount of $1,934 and loss from decrease in holding percentage in an amount of $1,128.

Liquidity and Capital Resources

As of December 31, 2021, our total cash and cash equivalents balance was $94,930,000, as compared to $29,049,000 as of December 31, 2020. This reflects an increase of $65,881,000 in cash and cash equivalents for the reasons described below.

Sales of our Securities

On November 2, 2020 the Company entered into a Securities Purchase Agreement (the “Purchase Agreement”) with certain investors for the purpose of raising $25.0 million in gross proceeds for the Company (the “Offering”). Pursuant to the terms of the Purchase Agreement, the Company sold in a registered direct offering, an aggregate of 10,000,000 units (each, a “Unit”), with each Unit consisting of one share of the Company’s common stock, par value $0.001 per share, and one warrant to purchase 0.8 of one share of common stock at a purchase price of $2.50 per Unit. The warrants are exercisable nine months after the date of issuance at an exercise price of $3.12 per share and will expire five years following the date the warrants become exercisable. The closing of the sale of Units pursuant to the Purchase Agreement occurred on November 4, 2020. By December 31, 2020, the Company had received a total of $22.325 million in gross proceeds pursuant to Offering and issued in the aggregate, 7,600,000 Units. The remaining gross proceeds, in the additional aggregate amount of $2.675 million, were received by the Company on March 1, 2021 and in consideration for such proceeds, the Company issued the remaining 2,400,000 units.

On February 11, 2021, the Company announced that it has entered into a securities purchase agreement (the “February Purchase Agreement”) with certain institutional investors for the sale of (i) 22,471,904 shares of common stock, (ii) 22,471,904 Series A warrants to purchase 22,471,904 shares of common stock and (iii) 11,235,952 Series B warrants to purchase 11,235,952 shares of common stock at a combined purchase price of $2.67 (the “February Offering”). The gross proceeds to the Company from the February Offering were expected to be approximately $60.0 million. The Series A warrants are exercisable nine months after the date of issuance, have an exercise price of $2.80 per share and will expire five and one-half years from the date of issuance. The Series B warrants are exercisable nine months after the date of issuance, have an exercise price of $2.80 per share and will expire three and one-half years from the date of issuance. The Company received net proceeds of $54.0 million on February 16, 2021 after deducting the placement agent’s fees and other expenses.

On March 2, 2021, the Company entered into a securities purchase agreement (the “March Purchase Agreement”) with certain investors for the purpose of raising approximately $54.0 million in gross proceeds for the Company. Pursuant to the terms of the March Purchase Agreement, the Company agreed to sell, in a registered direct offering, an aggregate of 19,285,715 shares of the Company’s common stock, par value $0.001 per share, at a purchase price of $2.675 per Share and in a concurrent private placement, warrants to purchase an aggregate of 19,285,715 shares of common stock, at a purchase price of $0.125 per warrant, for a combined purchase price per share and warrant of $2.80 which was priced at the market under Nasdaq rules. The warrants are immediately exercisable at an exercise price of $2.80 per share, subject to adjustment, and expire five years after the issuance date. The closing date for the March Purchase Agreement was on March 4, 2021. The Company received net proceeds of $48.69 million on March 4, 2021, after deducting the placement agent’s fees and other expenses.

Contractual Obligations

We have certain fixed contractual obligations and commitments that include future estimated payments. Changes in our business needs, cancellation provisions, and other factors may result in actual payments differing from the estimates. The following tables summarize our contractual obligations as of December 31, 2021, and the effect these obligations are expected to have on our liquidity and cash flows in future periods.

Contractual Obligation:	Total	Less than 1 year	1 – 3 year	3 – 5 year	5+ year
Office leases commitment	2,137,944	1,130,285	987,363	20,296	—
Short-term debt obligations Commitment	1,657,252	1,657,252	—	—	—
Services Contract Commitment	405,600	405,600	—	—	—
Total	4,200,796	3,193,137	987,363	20,296	—

Loans Provided by MICT

On November 13, 2019, the Company and Micronet executed a convertible loan agreement pursuant to which the Company agreed to loan Micronet $500,000 (the “Convertible Loan”). The Convertible Loan bears interest at a rate of 3.95% calculated and paid on a quarterly basis. In addition, the Convertible Loan, if not converted, shall be repaid in four equal installments, the first of such installment payable following the fifth quarter after the issuance of the Convertible Loan, with the remaining three installments due on each subsequent quarter thereafter, such that the Convertible Loan shall be repaid in full upon the lapse of 24 months from its issuance. In addition, the outstanding principal balance of the Convertible Loan, and all accrued and unpaid interest, is convertible at the Company’s option, at a conversion price equal to 0.38 NIS per Micronet share. Pursuant to the Convertible Loan agreement, Micronet also agreed to issue the Company an option to purchase one of Micronet’s ordinary shares for each ordinary share that it issued as a result of a conversion of the Convertible Loan at an exercise price of 0.60 NIS per share, exercisable for a period of 15 months. On July 5, 2020, Micronet had a reverse split where the price of the Convertible Loan changed from 0.08 NIS per Micronet share into 5.7 NIS per Micronet share. The option’s exercise price changed from 0.6 NIS per share to 9 NIS per Micronet share.

On January 1, 2020, the Convertible Loan was approved at a general meeting of the Micronet shareholders and the Convertible Loan and the transactions contemplated thereby became effective. The loan was repaid on January 4, 2022.

On August 13, 2020, MICT Telematics extended to Micronet an additional loan in the aggregate amount of $175,000 (the “Third Loan”) which governed the existing outstanding intercompany debt. The Third Loan does not bear any interest and has a term of twelve (12) months. The Third Loan was extended for the purpose of supporting Micronet’s working capital and general corporate needs. The loan was repaid on August 25, 2021.

As of December 31, 2021, the Company had short-term loans from others of $1,657 comprised as follows: $1,155 loans of All Weather Insurance Agency bear interest of 0%, of which $1,088 will be repaid on December 31, 2022 and $67 will be repaid on August 3, 2022. The $314 loans of Zhongtong Insurance that bear interest of 10% has been repaid subsequently on January 11, 2022, and the remaining loans of Zhongtong Insurance in amount of $188 loans that bear interest of 10% will be repaid before December 31, 2022.

Debt Repayment

For the year ended December 31, 2021, our total debt was $1,657,000 as compared to $884,000 for the year ended December 31, 2020. The change in total debt is primarily due to the dilution in our ownership and voting interests in Micronet, causing us to cease consolidating Micronet’s operations in our financial statements commencing from May 9, 2021 and a new loan that All weather received from others.

For the year ended December 31, 2021, our working capital was $102,107,000, compared to $26,693,000 for the year ended December 31, 2020. The increase is mainly due to the increase in our cash as described above. Based on our current business plan, and in view of our cash balance following the transactions described in this Item 2, we anticipate that our cash balances will be sufficient to permit us to conduct our operations and carry out our contemplated business plans for at least the next 12 months from the date of this Report.

	For the year Ended December 31,
	2021	2020
	USD in thousands	USD in thousands
Net Cash Used in Operating Activities	$(33,025)	$(8,300)
Net Cash Used in Investing Activities	(8,853)	(3,279)
Net Cash Provided by Financing Activities	109,602	37,430
Translation adjustment on cash and restricted cash	97	(1)
Cash and restricted cash at Beginning of Period	29,526	3,676
Cash and restricted cash at end of period	$97,347	$29,526

Cash Flow from Operating Activities

For the year ended December 31, 2021, net cash used in operating activities was $33,025,000, which primarily consists of net loss of $37,158,000 and various non-cash items of $(18,979,000), as well as (1) changes in deferred tax, net of $2,539,000, (2) changes in trade account receivable of $19,579,000, (3) changes in trade accounts payable of $(13,846,000), (4) changes in deposit held on behalf of clients of $(3,101,000), (5) changes in other current assets of $ 4,878,000, (6) changes in other current liabilities of $4,099,000, (7) changes in related party of $163,000, (8) changes in long-term deposit and prepaid expenses of $542,000, (9) changes in right of use assets of $(486,000), and (10) change in lease liabilities of $ 479,000.

For the year ended December 31, 2020, net cash used in operating activities was $8,300,000, which primarily consists of net loss of $23,636,000 and various non-cash items of $(6,227,000), as well as (1) finance cost related to the convertible notes conversion of $(8,877,000), and (2) changes in other assets and liabilities of $(232,000).

Cash Flow from Investing Activities

For the year ended December 31, 2021, we had net cash used in investing activities of $8,853,000, which consisted of (1) deconsolidation of Micronet operations of $2,466,000, (2) loan to related party of $4,265,000, (3) purchase of property and equipment of $689,000 and (4) investment in new companies and expansion of business activities of $913,000 and (5) additional intangible assets of $520,000.

For the year ended December 31, 2020, we had net cash used in investing activities of $3,279,000, which consisted of the net cash used in additional investment of Micronet of $247,000, loan to Micronet of $125,000, and purchase of property and equipment of $32,000, and loan to Magpie of $3,038,000 and loan received by related party of $(163,000).

Cash Flow from Financing Activities

For the year ended December 31, 2021, we had net cash provided by financing activities of $109,602,000, which primarily consisted of: (1) Proceeds from issuance of shares and warrants of $105,366,000 from our public offering in February and March 2021; (2) proceeds from the exercise of warrants and options of $2,554,000; (3) Repayment of current maturity of long-term bank loans of $(195,000) and (4) receipt of loan from others of $1,657,000 and (5) loan repayment from Micronet of $220,000.

For the year ended December 31, 2020, we had net cash provided by financing activities of $37,430,000, which primarily consisted of (1) Proceeds from issuance of shares and warrants of $17,004,000 (2) proceeds from the exercise of warrants and options of $3,979,000 (3) issuance of convertible preferred shares net of $409,000 (4) receipt of convertible note of $ 14,796,000 (5) repayment of bank loans of $(496,000) (6) receipt of loan from bank of $124,000 (7) issuance of shares by subsidiary of $1,614,000.

Non-GAAP Financial Measures

In addition to providing financial measurements based on generally accepted accounting principles in the U.S., or GAAP, we provide additional financial metrics that are not prepared in accordance with GAAP, or non-GAAP financial measures. Management uses non-GAAP financial measures, in addition to GAAP financial measures, to understand and compare operating results across accounting periods, for financial and operational decision making, for planning and forecasting purposes and to evaluate our financial performance.

Management believes that these non-GAAP financial measures reflect our ongoing business in a manner that allows for meaningful comparisons and analysis of trends in our business, as they exclude expenses and gains that are not reflective of our ongoing operating results. Management also believes that these non-GAAP financial measures provide useful information to investors in understanding and evaluating our operating results and future prospects in the same manner as management and in comparing financial results across accounting periods and to those of peer companies.

The non-GAAP financial measures do not replace the presentation of our GAAP financial results and should only be used as a supplement to, not as a substitute for, our financial results presented in accordance with GAAP.

The non-GAAP adjustments, and the basis for excluding them from non-GAAP financial measures, are outlined below:

•        Amortization of acquired intangible assets — We are required to amortize the intangible assets, included in our GAAP financial statements, related to the Transaction and the Acquisition. The amount of an acquisition’s purchase price allocated to intangible assets and term of its related amortization are unique to these transactions. The amortization of acquired intangible assets are non-cash charges. We believe that such charges do not reflect our operational performance. Therefore, we exclude amortization of acquired intangible assets to provide investors with a consistent basis for comparing pre- and post-transaction operating results.

•        Expenses related to the settlement agreements — These expenses relate to a settlement agreement as described in part III -Item 1. Legal Proceedings of this reports. We believe that these expenses do not reflect our operational performance. Therefore, we exclude them to provide the investors with a consistent basis for comparing pre- and post-transaction operating results.

•        Stock-based compensation — is share based awards granted to certain individuals. They are non-cash and affected by our historical stock prices which are irrelevant to forward-looking analyses and are not necessarily linked to our operational performance.

•        Options-based compensation — Refers to compensation components which includes stock options awards granted to certain employees, officers, directors or consultants of the Company. This is a non cash personal compensation component for our employees, officers, directors or consultants and its cost to the Company is calculated based on B&S. This these costs attributed to the grant of stock options are irrelevant to the forward-looking analyses and are not necessarily linked to our operational performance.

The following table reconciles, for the periods presented, GAAP net loss attributable to MICT to non-GAAP net income attributable to MICT. and GAAP loss per diluted share attributable to MICT to non-GAAP net loss per diluted share attributable to MICT.

	Three months ended March 31,
	(Dollars in Thousands, other than share and per share amounts)
	2022	2021
GAAP net loss attributable to MICT, Inc.	$(8,686)	$(4,461)
Amortization of acquired intangible assets	797	786
Expenses related to purchase of a business	143	465
Options- based compensation	125	—
Stock-based compensation	0	—
Income tax-effect of above non-GAAP adjustments	(204)	(199)
Total Non-GAAP net loss attributable to MICT, Inc.	$(7,825)	$(3,409)

Non-GAAP net loss per diluted share attributable to MICT, Inc.	$(0.06)	$(0.04)
Weighted average common shares outstanding used in per share calculations	122,435,576	85,554,624
GAAP net loss per diluted share attributable to MICT, Inc.	$(0.07)	$(0.83)
Weighted average common shares outstanding used in per share calculations	122,435,576	85,554,624

Financing Needs

The Company will be required to support its own operational financial needs, which include, among others, our general and administrative costs (such as for our various consultants in regulatory, tax, legal, accounting and other areas of business) and our financing costs related to the loans and funding instruments assumed by us.

We expect the net proceeds from the sale of the securities will be used to fund the growth and development of our business, as well as for working capital and for other general corporate purposes. We may also use a portion of the net proceeds to acquire or invest in businesses, products and technologies that are complementary to our business, but we currently have no commitments or agreements relating to any of these types of transactions.

Based on our current business plan, and in view of our cash balance following the transactions described in this Item 2, we anticipate that our cash balances will be sufficient to permit us to conduct our operations and carry out our contemplated business plans for at least the next 12 months from the date of this Report.

TINGO’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Tingo, Inc. (“we,” “us,” “our,” “Tingo” or the “Company”), a Nevada corporation, was formed on February 17, 2015. Our shares trade on the OTC Markets trading platform under the symbol ‘TMNA’. We acquired our wholly-owned subsidiary, Tingo Mobile, PLC, a Nigerian public limited company (“Tingo Mobile”), in a share exchange with its sole shareholder effective August 15, 2021. The Company, including its subsidiary Tingo Mobile, is an Agri-Fintech company offering a comprehensive platform service through use of smartphones — ‘device as a service’ (using GSM technology) to empower a marketplace to enable subscribers/farmers within and outside of the agricultural sector to manage their commercial activities of growing and selling their production to market participants both domestically and internationally. The ecosystem provides a ‘one stop shop’ solution to enable such subscribers to manage everything from airtime top ups, bill pay services for utilities and other service providers, access to insurance services and micro finance to support their value chain from ‘seed to sale’.

As of March 31, 2022, Tingo had approximately 9.3 million subscribers using its mobile phones and Nwassa payment platform (www.nwassa.com). Nwassas Africa’s leading digital agriculture ecosystem that empowers rural farmers and agri-businesses by using proprietary technology to enable access to markets in which they operate. Farm produce can be shipped from farms across Africa to any part of the world, in both retail and wholesale quantities. Nwassa’s payment gateway also has an escrow structure that creates trust between buyers and sellers. Our system provides real-time pricing, straight from the farms, eliminating middlemen. Our users’ customers pay for produce bought using available pricing on our platform. Our platform is paperless, verified and matched against a smart contract. Data is efficiently stored on the blockchain.

Our platform has created an escrow solution that secures the buyer, funds are not released to our members until fulfilment. The platform also facilitates trade financing, ensuring that banks and other lenders compete to provide credit to our members.

Although we have a large subscriber base, ours is essentially a business-to-business-to-consumer (“B2B2C”) business model. Each of our subscribers is a member of one of two large farmers’ cooperatives with whom we have a contractual relationship and which relationship facilitates the distribution of our branded smartphones into various rural communities of member farmers. And it is through our phones and our proprietary applications imbedded therein where we are able to distribute our wider array of agri-fintech services and generate the diverse revenue streams as described in more detail in this report.

Our principal office is located at 43 West 23rd Street, 2nd Floor, New York, NY 10010, and the telephone number is +1-646-847-0144. Our corporate website is located at www.tingoinc.com, although it does not constitute a part of this Quarterly Report. We make available free of charge on our website our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and all amendments to those reports as soon as reasonably practicable after such material is electronically filed or furnished to the Securities and Exchange Commission (“SEC”). Our shares are traded on OTC Markets under the ticker symbol ‘TMNA’.

The information contained in this section should be read in conjunction with our financial statements and notes thereto appearing elsewhere in this Quarterly Report and in conjunction with the financial statements and notes thereto in the Company’s Amendment No. 2 to Annual Report on Form 10-K/A filed with the SEC on July 22, 2022 (“10-K”). In addition, some of the statements in this report constitute forward-looking statements. The matters discussed in this Quarterly Report, as well as in future oral and written statements by management of Tingo, that are forward-looking statements are based on current management expectations that involve substantial risks and uncertainties which could cause actual results to differ materially from the results expressed in, or implied by, these forward-looking statements. Forward-looking statements relate to future events or our future financial performance. We generally identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other similar words. Important assumptions include our ability to generate revenues, achieve certain margins and levels of profitability, and the availability of additional capital. In light of these and other uncertainties, the inclusion of a forward-looking statement in this Quarterly Report should not be regarded as a representation by us that our plans or objectives will be achieved. The forward-looking statements contained in this Quarterly Report include statements as to:

•        our future operating results;

•        our business prospects;

•        currency volatility, foreign exchange, and inflation risk;

•        our contractual arrangements with our customers and other relationships with third parties;

•        the dependence of our future success on the general economy and its impact on the industries in which we invest;

•        political instability in the countries in which we operate;

•        uncertainty regarding certain legal systems in Africa;

•        our dependence upon external sources of capital;

•        our expected financings and capital raising;

•        our regulatory structure and tax treatment;

•        the adequacy of our cash resources and working capital;

•        the timing of cash flows from our operations;

•        the impact of fluctuations in interest rates on our business;

•        market conditions and our ability to access additional capital, if deemed necessary;

•        uncertainty regarding the timing, pace and extent of an economic recovery in the United States and elsewhere; and

•        natural or man-made disasters and other external events that may disrupt our operations.

There are a number of important risks and uncertainties that could cause our actual results to differ materially from those indicated by such forward-looking statements. For a discussion of factors that could cause our actual results to differ from forward-looking statements contained in this Quarterly Report, please see the discussion in “Item 1A. Risk Factors” in our 10-K. In particular, you should carefully consider the risks we have described in the 10-K and elsewhere in this Quarterly Report concerning the coronavirus pandemic and the economic impact of the coronavirus on the Company and our operations. You should not place undue reliance on these forward-looking statements. The forward-looking statements made in this Quarterly Report relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statement to reflect events or circumstances occurring after the date this Quarterly Report is filed with the SEC.

Acquisition of Tingo Mobile plc

On August 15, 2021, the Company acquired all of the share capital of Tingo Mobile plc, a Nigerian corporation (“Tingo Mobile”) from Tingo International Holdings, Inc., a Delaware corporation (“TIH”), the sole shareholder of Tingo Mobile. Pursuant to the Acquisition Agreement executed in connection with the transaction, as subsequently amended, we issued TIH 1,028,000,000 shares of our Class A common stock and 65,000,000 shares of our Class B common stock. We also paid various fees and expenses in connection with the transaction, including 27,840,000 shares of our Class A common stock as a finder’s fee.

Results of Operations

Three Months Ended March 31, 2022 Compared with the Three Months Ended March 31, 2021

The Company’s consolidated results from operations for the three months ended March 31, 2022 and March 31, 2021 are summarized as follows:

	Three Months Ended
(in Thousands)	March 31, 2022 (Restated)	% of Revenue	March 31, 2021	% of Revenue
Revenue	$257,058	—	$45,238
Operating Expense	(191,554)	74.52%	(4,615)	10.20%
Operating Income	65,503	25.48%	40,623	89.80%
Other Income, net	186	—	60	—
Income before taxes	65,689	25.55%	40,683	89.93%
Income tax (benefit)	(38,699)		(13,018)
Income from continuing operations	26,990	10.50%	27,664	61.15%
Net Income	$26,990	10.50%	$27,664	—

Tingo’s operating income for the three months ended March 31, 2022 was $65.5 million as compared to $40.6 million during the three months ended March 31, 2021, an increase of $24.9 million, or 61.3%. Excluding costs associated with the Stock Equity Incentive Plan, Tingo’s operating income for the three months ended March 31, 2022 was $143.9 million. This represents a growth of 354.4% compared to the three months ended March 31, 2021. The substantial increase is largely due to renewal of the mobile leasing activity that commenced in May 2021 and significantly positive growth of revenue mix in the higher margin business in Nwassa, where we earn up to a 4.0% commission on various financial transactions and have relatively insignificant marginal costs as compared to our sales and leasing business. With increased adoption rates and growth in our subscriber base, as Nwassa becomes a progressively larger component of our aggregate revenue, we expect overall gross profit margins to increase accordingly. Nwassa generates net margins over 90%. This is reflective in the growth of Tingo’s Net Income (excluding costs associated with the Stock Equity Incentive Plan) which grew by 381% to $104.5 million for the three months ended March 31, 2022 compared to $27.7 million for the three months ended March 31, 2021.

Revenue

	Three Months Ended
	March 31, 2022 (Restated)	March 31, 2021
Mobile Phone leasing	$121,773,857	$—
Services-Mobile calls & data	13,726,612	13,576,878

NWASSA revenue	121,467,049	31,661,247
Airtime	3,425,518	2,035,539
Brokerage on loans	4,120,651	565,275
Insurance	6,595,200	—
Trading on agricultural produce	62,198,505	15,100,452
Utility	45,217,176	13,959,981
Total Revenue	$257,057,519	$45,238,125

Generally.    We generated total revenue of $257.1 million during the quarter ended March 31, 2022 compared to $45.2 million during the quarter ended March 31, 2021, an over five-fold increase. In addition to recognizing leasing and service revenue from our mobile phones during the first quarter of 2022, we also experienced sharp growth in the utilization of our Nwassa agri-fintech platform as compared to the first quarter of 2021. Comparing successive quarters of Q4 2021 and Q1 2022, excluding one off-sales of mobile phones amounting to $301.0 million in 2021, total revenue for the Company increased substantially from $215.5 million in the fourth quarter of 2021 to $256.9 million in the first quarter of 2022, an increase of $41.4 million, or 19.2%. Our Nwassa Agri-Fintech platform delivered a strong growth in revenue, increasing from $ 77.9 million in the fourth quarter of 2021 to $121.8 million in the first quarter 2022, a significant increase of 56.4% quarter-on-quarter. The principal reasons for the increases during the first quarter of 2022 as compared to the first quarter and fourth quarter of 2021 were as follows:

•        the increased use of our agri-fintech services by our subscribers, which saw an increase of $43.6 million in the first quarter of 2022 as compared to the first quarter of 2021 regarding revenues for Nwassa, our Agri-fintech platform. This represents a net growth of 55% for the period. Our strategy of enabling rural communities with an affordable smartphone ‘device as a service’ has proved successful in increasing the volume of agri produce trading being conducted on the platform. Given the fees we earn through these services, the Company processed approximately $2.9 billion in transaction volume for our subscribers during the first quarter of 2022 (fourth quarter of 2021 — $ 1.8 billion).

•        The Agri-marketplace that enables farmers to trade their farm produce delivered over 100% growth in the number of farmers now trading their produce. The significant increase in activity posted over 115% growth in Nwassa revenues for this activity. Agri-trading revenues for the first quarter of 2022 were $62.2 million, as compared to $15.1 million during the first quarter of 2021 and $29.4 million during the fourth quarter of 2021. This implies a gross transaction value of approximately $1.5 billion for the first quarter as compared to $0.7 billion in the fourth quarter 2021.

•        Utility top-ups on Nwassa saw revenues increase to $45.2 million for the first quarter 2022 as compared to $13.9 million in the first quarter of 2021 and $37.4 million during the fourth quarter 2021. This represents a growth rate of 325% on a year-over-year basis, and a 20.8% growth rate as compared to the fourth quarter of 2021.

•        The significant growth in Nwassa revenues is in line with our strategy to expand our Agri-Fintech business as our core focus with the access to mobile devices as an enabler to assure access and connectivity to our Nwassa platform.

•        The decline in the Naira-USD exchange rate from March 31, 2021 to March 31, 2022 has been mitigated by the significant organic growth of both volume and margins on our agri-fintech trading business.

Mobile leasing revenues continue to be in line with expectations of the three year leasing contract and has been slightly impacted by the declining exchange rate.

Leasing revenue is recognized over 36 months in equal instalments from the date of sign up of the contract. Inasmuch as our lease agreements did not commence until later in 2021, we had $0 in leasing revenue during the quarter ended March 31, 2021 as compared to $121.8 million for the quarter ended March 31, 2022. Nwassa, our Agri-Fintech platform generated 47.3% of total Company revenue during the three months ended March 31, 2022 compared to 70.0% of total revenue for the three months ended March 31, 2021. The substantially higher relative contribution of Nwassa to overall revenue in the first quarter of 2021 was merely due to the absence of leasing revenue during that period. By comparison, our agri-fintech revenue for the three months ended December 31, 2021 was 15.1%. Examining quarter-on-quarter growth more closely, the level of growth in our Nwassa Agri-Fintech platform recorded significant increased activity in the number of farmers trading on our Agri-Marketplace by over 90% for the three months ended March 31, 2022 as compared to the three months ended December 31, 2021.

Utility top-up activity levels more than tripled during the first quarter of 2022 as compared to the first quarter of 2021, and were also up 38% as compared to the fourth quarter of 2021. We believe that the strong performance of the Agri-fintech side of our business is a clear demonstration of the maturity and adoption of the Nwassa platform by a higher percentage of our ‘Device as a Service’ customer base , powered through farmers’ cooperatives. The level of loan brokerage increased by over 700% for the quarter ended March 31, 2022 as compared to the first quarter of 2021 and over 270% as compared to the fourth quarter of 2021. We noted that at least 30% of the non-leasing customer base who purchased our mobile phones in November 2021 registered for access to the Nwassa platform to manage airtime and utility payments. This is significant, inasmuch as it is a demonstration of our successful campaigns we ran to register customers who bought a phone via a third cooperative with which we contracted in November 2021.

However, we believe that it is important to understand that the provision of smartphones is the means to drive a higher level of access to our AgriFintech platform Nwassa, to enable our customers to participate in our Agri-marketplace, top up their airtime, pay for utilities, insure their mobile devices and access credit services through partner institutions. Typical fees and commissions on these services can be up to 4.0%. Insurance revenue is fixed at $0.24 per device per month. Our focus on providing an affordable mobile device is core to the delivery of our fintech services and we call that ‘Device as a Service’ model. The richness of our Agri-Fintech service and related payment services deliver a very unique model of social upliftment and financial inclusion to rural communities. The agri-marketplace we have created provides our customers with an opportunity to market their fresh produce to reduce the ‘time to market’ and contribute towards our objectives to support the rural farming community with products and services that enable reduction in ‘post-harvest losses’ — a key area of focus for us as part of our investment to deliver services through use of smartphones to drive tangible social upliftment through increased sales for such farmers using the Nwassa platform.

Cost of Sales

The following table sets forth the cost of sales for the three months ended March 31, 2022 and March 31, 2021:

	Three Months Ended
	March 31, 2022	March 31, 2021
Commission to Cooperatives and Agents	$2,499,840	$2,511,941
Cost of Mobile Phones	101,282,845	—
Total cost of sales	$103,782,685	$2,511,941

The Company’s cost of sales for the three months ended March 31, 2022 was $103.8 million as compared to $2.5 million for the three months ended March 31, 2021 and $387.9 million for the three months ended December 31, 2021. The low cost of sales in the first quarter of 2021 was due to the absence of leasing revenue during the period. The sharp decrease from the fourth quarter of 2021 to the first quarter of 2022 was largely due to one-off costs associated with a bulk sale of mobile phones in November 2021 of $301 million. Cost of revenue principally consists of matching the release of our lease prepayments to our manufacturer to that of our customers over the 36-month mobile leasing period. Increases over the prior year are a combination of a longer leasing period in 2021, due to the renewal of new contracts in May and August of 2021. However, because overall cost of revenue also includes the cost of our agri-fintech services, the trending decrease in cost of revenue as a percentage of overall sales is inversely related to the proportional increase over time of revenue generation from our higher margin agri-fintech services as described below. In other words, as we expand our Nwassa platform and revenue streams associated therewith, we expect our overall cost of revenue, as a percentage of overall revenue, to decrease accordingly.

Cost of sales consists of two key elements:

•        Commissions to Cooperatives and Agents — the Company has over 17,000 agents that support the rollout of our services through Cooperatives and an independent agency network of rural farmers and women.

•        Cost of mobile phones — we amortize and match the cost of the mobile devices in line with the 36-month contract recognition of revenue for our leased phones. There were no outright sales of phones during this period. Prior period quarter ended December 31, 2021 also contained costs relating to one-off sales.

•        Prepayments on the Balance Sheet represent the gross value of phone costs that will be amortized monthly.

Selling, General & Administrative Expenses

The following table sets forth selling, general and administrative expenses for the three months ended March 31, 2022 and March 31, 2021:

	Three Months Ended
	March 31, 2022 (Restated)	March 31, 2021
Payroll and related expenses	$24,987,746	$690,696
Distribution expenses	221,187	104,573
Professional fees	55,524,912	315,434
Bank fees and charges	636,047	62,824
Depreciation and amortization	5,494,094	740,616
General and administrative – other	860,331	189,167
Bad debt expenses	47,398	—
Selling, General and Adminstrative Expenses	$87,771,715	$2,103,310

Prior year expenses mainly relate to general and administrative expenses only. Our acquisition of Tingo Mobile and the attendant expenses to maintain our status as a public reporting company has substantially increased these costs. In addition, in 2021, we adopted our 2021 Equity Incentive Plan which provided for, among other awards, shares of restricted stock to Plan participants. This resulted in compensation expense of $23.4 million for the quarter ended March 31, 2022, included under Payroll and related expenses (prior three months ended December 31, 2021 — $220.1m). In addition, professional fees above relates to stock incentive granted to consultants at a cost of $55m (prior three months ended December 31, 2021 — $ 76.5m). Eliminating non-cash expenditures such as compensation expense relating to these stock awards, the Company had profit before tax of approximately $105.4 million on a consolidated basis during the first quarter of 2022. A detailed breakdown of other costs included in Selling General and Administrative Expenses are contained in the Consolidated Profit and Loss Statement. A substantial part of these costs relate to Tingo Mobile’s operations in Nigeria.

2021 Equity Incentive Plan

On October 6, 2021, the Board adopted our 2021 Equity Incentive Plan (“Incentive Plan”), the purpose of which was to promote the interests of the Company by encouraging directors, officers, employees, and consultants of Tingo to develop a long-term interest in the Company, align their interests with that of our stockholders, and provide a means whereby they may develop a proprietary interest in the development and financial success of the Company and its stockholders. The Incentive Plan is also intended to enhance the ability of the Company and its subsidiaries to attract and retain the services of individuals who are essential for the growth and profitability of the Company. The Incentive Plan permits the award of restricted stock, common stock purchase options, restricted stock units, and stock appreciation awards. The maximum number of shares of our Class A common stock that are subject to awards granted under the Incentive Plan is 131,537,545 shares. The term of the Incentive Plan will expire on October 6, 2031. On October 12, 2021, our stockholders approved our Incentive Plan and, during the fourth quarter of 2021 and the first quarter of 2022, the Tingo Compensation Committee granted awards under the Plan to certain directors, executive officers, employees, and consultants in the aggregate amount of 118,870,000 shares. The majority of the awards so issued are each subject to a vesting requirement over a 2-year period unless the recipient thereof is terminated or removed from their position without “cause”, or as a result of constructive termination, as such terms are defined in the respective award agreements entered into by each of the recipients and the Company. We account for share-based compensation using the fair value method, as prescribed by ASC 718, Compensation — Stock Compensation. Accordingly, for restricted stock awards, we measure the grant date fair value based upon the market price of our common stock on the date of the grant and amortize the fair value of the awards as share-based compensation expense over the requisite service period, which is generally the vesting term. In connection with these awards, we recorded compensation expense of $78.4 million for the three months ended March 31, 2022.

Liquidity and Capital Resources

Sources and Uses of Cash:    Our principal sources of liquidity are our cash and cash equivalents, and cash generated from operations. On September 24, 2021, we filed a Form D with the Securities and Exchange Commission indicating the sale of our securities in one or more private transactions (the “Private Offering”). We expect that, as a result of the Private Offering, we will also be able to secure sufficient operating and working capital for our parent company activities for the next twelve months.

Cash on Hand.    As of March 31, 2022, our cash and cash equivalents totaled $25.3 million on a consolidated basis. This is a significant reduction from the quarter ended December 31, 2021 due mainly to a substantial reduction in accounts payable linked to the Company’s mobile phone supplier.

Indebtedness:    The Company had no financial debt as at March 31, 2022 or December 31, 2021.

We expect our cash on hand, proceeds received from our assets and operations, cash flow from continuing operations will be sufficient to meet our anticipated liquidity needs for business operations for the next twelve months. There can be no assurance that we will continue to generate cash flows at or above current levels or that we will be able to raise additional financing to support our parent company’s operating and compliance expenditures.

Our cash flows from continuing operations could be adversely affected by events outside our control, including, without limitation, changes in overall economic conditions, regulatory requirements, changes in technologies, demand for our products and services, availability of labor resources and capital, natural disasters, pandemics and outbreaks of contagious diseases and other adverse public health developments, such as COVID-19, and other conditions. Our ability to attract and maintain a sufficient customer base, particularly in our principal markets, is critical to our ability to maintain a positive cash flow from operations. The foregoing events individually or collectively could affect our results.

We are evaluating the impact of current market conditions on our Company and its ability to generate dollar-denominated income. We believe that our operating cash flow and cash on hand will be sufficient to meet operating requirements and to finance routine capital expenditures through the next twelve months.

Off Balance Sheet Arrangements

None.

Dividends

On November 10, 2021, our Board adopted a Dividend Policy for the Company. The Policy provides a process that the Board will undertake when approving quarterly, annual, and special dividends for the Company including, but not limited to, various financial criteria and macroeconomic factors, as well as certain financial and economic factors specific to the Company. In the case of quarterly dividends, within ninety (90) calendar days following the end of each fiscal year, the Board will determine the dividend payment, if any, that will be made to holders of the Company’s capital stock. Such dividend will generally be expressed as a cash amount equal to a percentage of the Company’s consolidated after-tax net income for such prior fiscal year, and will be divided into fourths, with one-fourth of the amount payable each quarter.

Subsequent Events

Our Management performed an evaluation of the Company’s activity through the date the financial statements were issued, noting the following subsequent event:

On June 15, 2022, the Company entered into an Amended and Restated Agreement and Plan of Merger (“Merger Agreement”) among MICT, Inc. (“MICT”), MICT Merger Sub, Inc. (“Merger Sub”), and the Company, whereby Merger Sub would be merged with and into the Company, and the Company would therefore become a wholly-owned subsidiary of MICT. The shares of MICT are traded on the Nasdaq Capital Market under the symbol ‘MICT’. A summary of the Merger Agreement and the actions taken by the Company and MICT in connection therewith are included in the Company’s Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission on June 15, 2022.

Year Ended December 31, 2021 Compared with the Year Ended December 31, 2020

The Company’s consolidated results from operations for the years ended December 31, 2021 and 2020 are summarized as follows:

	Year Ended December 31,
($in Thousands)	2021 (Restated)	% of Revenue	2020	% of Revenue

Revenue	$865,838	—	$585,255
Operating Expense	(948,420)	(109.54)%	(383,398)	65.51%
Operating Income (loss)	(82,582)	(9.54)%	201,856	34.49%

Other Income, net	(416)	—	(8,854)	(1.51)%
Income (loss) before taxes	(82,165)	(9.49)%	210,710	36.00%
Income tax expense (benefit)	(104,802)	(12.10)%	(68,740)	(11.75)%
Income (loss) from continuing operations	(186,967)	(21.59)%	141,970	24.26%
Income from discontinued operations, net of tax	—	—	—	—
Net Income (loss)	$(186,967)	(21.59)%	$141,970	24.26%

Revenue

Generally.    Total revenue for Tingo Mobile increased from $585.3 million in 2020 to $865.8 million in 2021, an increase of $280.5 million or 47.9%. This followed an increase of $129.7 million, or 28.5%, in 2020 from revenue of $455.6 million in 2019. The increase in 2021 over 2020 was principally due to the following:

•        the increased use of our agri-fintech services by our subscribers, which saw a record increase of approximately $100 million year-over-year, representing over a 101% increase in revenues for Nwassa, our Agri-fintech platform. Our strategy of enabling rural communities with an affordable smartphone ‘device as a service’ has proved successful in increasing the volume of agri produce trading being conducted on the platform, where revenues have increased by 89.9% over 2020 with 2021 revenues of $80.7 million (2020 — $ 42.5 million).

•        Affordable pricing of mobile device insurance saw a substantial increase in the number of customers that opted for the service, increasing this component by over 795% from 2020, to post revenues of $14.4 million (2020 : $1.6 million)

•        A significant number of customers see Nwassa as their chosen method to make payments for utilities. The Company recorded a 120.0% growth in revenues in 2021 ($91.1 million) over 2020 ($41.5 million).

•        The significant growth in Nwassa revenues is in line with the company’s strategy to expand its Agri-Fintech business as its core focus with the access to mobile devices as an enabler to assure access and connectivity to our Nwassa platform.

•        The favorable Naira-USD exchange rate on December 31, 2021 as compared to December 31, 2020.

•        Mobile leasing revenues increased due to timing of the renewal of the three-year leasing contracts. The previous three-year contract expired in May 2020. The new contracts commenced in May 2021 and August 2021, renewing over 9.3 million existing subscribers, the majority of whom are active on the Nwassa platform.

•        Our agri-fintech monthly revenue growth has increased from $25.4 million in September 2021 to $31.8 million in December 2021, representing a 24.9% increase. The key areas that contributed to this significant monthly growth are the significant increase of the number of agricultural trades executed through our system by 56.0%, delivering revenue growth of 77.0% for this activity alone. Some of this growth may be seasonal but it is a demonstration of a material increase in the level of activity on Nwassa as the service matures. In addition, we have experienced double digit growth in mobile insurance and loan brokerage services during 2021 as compared to 2020.

•        In the fourth quarter of 2021, we sold 2.9 million of our smartphones to a third cooperative in a single transaction, generating revenue of approximately $301.0 million. The members of this cooperative have the option, but not the obligation, to register for the Company’s Nwassa platform to gain access to our agri-fintech services and become additions to our subscriber base.

Agri-Fintech.    The Agri-Fintech component of Tingo Mobile’s business was introduced in 2020, and grew from $98.6 million, or 16.8% of total revenue in 2020, to $198.6 million, or 22.9% of total revenue in the year ended December 31, 2021. This represents an increase of 36.0% in Agri-Fintech’s overall contribution to our total revenue. In addition, this trend demonstrates the increased activity resulting from the adoption of the smartphone ‘Device as a Service’ strategy the Company has implemented. Aggregate Nwassa revenue, which includes airtime, loan brokerage fees, insurance, transaction fees on agricultural produce trades, and transaction fees for utility payments, increased by 101.4% for 2021 as compared to 2020. The following table, which breaks out each revenue component, displays the growth, with no increase in airtime purchases for other networks on our Nwassa services by our existing customer base, from 2020 to 2021. Significantly, this also represents over $4.0 billion in aggregate transaction processing for 2021 on our platforms.

The percentage growth in the various components of our Nwassa revenue from 2020 to 2021 is shown in the following table:

NWASSA REVENUE

	2021 (Restated)	2020	Pct. Increase
Airtime	$10,129,247	$10,114,806	0.1%
Brokerage on Loans	2,334,312	2,975,749	(21.6)%
Insurance	14,387,594	1,606,707	795.5%
Agricultural Produce Trading Fees	80,655,494	42,476,778	89.9%
Utility Payment Transaction Fees	91,132,027	41,471,994	120.0%
Total	$198,638,674	$98,646,034	101.4%

Mobile Sales and Leasing.    Regarding the lease contracts for our mobile phones, the previous three-year cycle ended in May 2020. Due to Covid 19 and disruption to our supply chains, our new three-year leasing cycle recommenced in May 2021. Deliveries of 9.0 million devices were staggered between May 2021 and August 2021. We anticipate the level of revenue will increase significantly for subsequent quarters due to the full rollout of over 9.0 million devices by August 2021.

In examining the financial model of Tingo, we believe it is important to understand that the provision of smartphones is the means to drive a higher level of access to Nwassa, our Agri-Fintech platform, to enable our customers to participate in our Agri-marketplace, top up their airtime, pay for utilities, insure their mobile devices and access credit services through partner institutions. Typical fees and commissions on these services can be up to 4.0%. Insurance revenue is fixed at $0.24 per device per month. Our focus on providing an affordable mobile device is core to the delivery of our fintech services and we call that ‘Device as a Service’ model. The richness of our Agri-Fintech service and related payment services deliver a very unique model of social upliftment and financial inclusion to rural communities. The agri-marketplace we have created provides our customers with an opportunity to market their fresh produce to reduce the ‘time to market’ and contribute towards our objectives to support the rural farming community with products and services that enable reduction in ‘post-harvest losses’–a key area of focus for us as part of our investment to deliver services through use of smartphones to drive tangible social upliftment through increased sales for such farmers using the Nwassa platform.

Cost of Sales

The following table sets forth the cost of sales for the years ended December 31, 2021 and 2020:

	Year Ended December 31,
	2021 (Restated)	2020
Commission to Cooperatives and Agents	$9,378,916	$10,884,336
Cost of Mobile Phones	519,090,489	353,499,376
Total cost of sales	$528,469,405	$364,383,712

Our cost of sales for 2021 was $528.5 million as compared to $364.4 million in 2020, an increase of $164.1 million, or approximately 45.0%. This followed an increase of $47.9 million, or 15.1% from our cost of sales in 2019, which was $316.5 million. Of significance is our cost of sales as a percentage of overall revenue for each of the years ended December 31, 2021, 2020, and 2019, which percentage was 61.0%, 62.3%, and 69.5%, respectively. Cost of sales principally consists of matching the release of our lease prepayments to our manufacturer to that of our customers over the 36-month mobile leasing period. Increases over the prior year are a combination of a longer leasing period in 2021, due to the renewal of new contracts in May and August of 2021. However, because overall cost of sales also includes the cost of our agri-fintech services, the trending decrease in cost of sales as a percentage of overall revenue is inversely related to the proportional increase over time of revenue generation from our higher margin agri-fintech services as described below. In other words, as we expand our Nwassa platform and revenue streams associated therewith, we expect our overall cost of sales, as a percentage of overall revenue, to decrease accordingly.

Cost of sales consists of two key elements:

•        Commissions to Cooperatives and Agents — the Company has over 17,000 agents that support the rollout of our services through our farmers’ cooperative partners and an independent agency network of rural farmers and women.

•        Cost of mobile phones — we amortize and match the cost of the mobile devices in line with the 36-month contract recognition of revenue for our leased phones. Prepayments on the Balance Sheet represent the gross value of phone expenses that will be amortized monthly. For outright phone sales, we recognize the cost of the device in line with our revenue recognition policy discussed herein.

Selling, General & Administrative Expenses

The following table sets forth selling, general and administrative expenses for the years ended December 31, 2021 and 2020:

	Year Ended December 31,
	2021 (Restated)	2020
Selling, General and Administrative Expenses	$418,762,527	$19,014,693

Prior year expenses mainly relate to general and administrative expenses only. Our acquisition of Tingo Mobile and the attendant expenses to maintain our status as a public reporting company has substantially increased these expenses. In addition, in 2021, we adopted our 2021 Equity Incentive Plan which provided for, among other awards, shares of restricted stock to Plan participants. This resulted in compensation expense of $297.1 million for the year. The component included under payroll and related services is $ 220.6m and included under Professional fees is $ 76.5m. Eliminating non-cash expenditures such as compensation expense relating to these stock awards, the Company had profit before tax of approximately $327.5 million on a consolidated basis during 2021. A detailed breakdown of other expenses included in Selling General and Administrative Expenses are contained in the Consolidated Profit and Loss Statement. A substantial part of these expenses relate to Tingo Mobile’s operations in Nigeria. Also included under Professional fees is the finders fee paid to third parties of $ 111.3 million. This cost was previously capitalized as part of the acquisition cost relating to Tingo Mobile Plc. Under the revised accounting treatment this cost has been expensed under the restatement.

Gross Profit and Income from Operations

Tingo Mobile’s gross profit for 2021 was $337.4 million as compared to $220.9 million in 2020, an increase of $116.5 million or 52.7%. The substantial increase in gross profit from 2020 to 2021 was consistent with the increase from 2019 to 2020, where gross profit rose $81.8 million, or 58.9%, from $139.1 million in 2019. The increases from 2019 through 2021 were principally due to a significant increase in the revenue growth of our Nwassa agri-fintech platform, where we earn up to a 4.0% commission on various financial transactions and have relatively insignificant marginal expenses as compared to our sales and leasing business. With increased adoption rates and growth in our subscriber base, as Nwassa becomes a progressively larger component of our aggregate revenue, we expect overall gross profit margins to increase accordingly.

This trend is evidenced by the increased level of income from operations we have posted for 2021 as compared to 2020. This illustrates the significant value of the increased mix of Nwassa revenues relative to mobile sales/leasing will have a significant impact on margins and profitability into the future. Net margins achieved was 37.8% for 2021 as compared to 34.3% in 2020 and 28.3% in 2019.

Other Income

Other income was insignificant in 2021, or less than $0.5 million, as compared to approximately $9.7 million in 2020, and $0.4 million in 2019. The principal reason for the significant increase in 2020 was the recovery of bad debts. Given the manner in which we bundle our services with our branded phones, we do not typically incur a substantial amount of bad debt. Accordingly, we do not expect other income relating to the recovery of bad debts to be a significant revenue item in future periods.

2021 Equity Incentive Plan

On October 6, 2021, the Board adopted our 2021 Equity Incentive Plan (“Incentive Plan”), the purpose of which was to promote the interests of the Company by encouraging directors, officers, employees, and consultants of Tingo to develop a long-term interest in the Company, align their interests with that of our stockholders, and provide a means whereby they may develop a proprietary interest in the development and financial success of the Company and its stockholders. The Incentive Plan is also intended to enhance the ability of the Company and its subsidiaries to attract and retain the services of individuals who are essential for the growth and profitability of the Company. The Incentive Plan permits the award of restricted stock, common stock purchase options, restricted stock units, and stock appreciation awards. The maximum number of shares of our Class A common stock that are subject to awards granted under the Incentive Plan is 131,537,545 shares. The term of the Incentive Plan will expire on October 6, 2031. On October 12, 2021, our stockholders approved our Incentive Plan and, during the fourth quarter of 2021, the Tingo Compensation Committee granted awards of restricted stock under the Incentive Plan to certain directors, executive officers, employees, and consultants in the aggregate amount of 108,870,000 shares. The majority of the awards so issued are each subject to a vesting requirement over a 2-year period unless the recipient thereof is terminated or removed from their position without “cause”, or as a result of constructive termination, as such terms are defined in the respective award agreements entered into by each of the recipients and the Company. We account for share-based compensation using the fair value method, as prescribed by ASC 718, Compensation — Stock Compensation. Accordingly, for restricted stock awards, we measure the grant date fair value based upon the market price of our common stock on the date of the grant and amortize the fair value of the awards as share-based compensation expense over the requisite service period, which is generally the vesting term. In connection with these awards, we recorded compensation expense of $220.6 million for the year ended December 31, 2021.

Current Market Conditions

After a weeks-long buildup of forces along the Ukranian border in January and February 2022, armed forces of the Russian Federation invaded the country along multiple points on February 24, 2022. Western countries, largely led by the United States, issued substantial economic sanctions against Russia, including a complete ban on oil and gas imports into North America, the suspension of a number of Russian banks from the SWIFT banking communication system, and the freezing of assets beneficially owned by individuals with ties to the Russian government. The short-term effect of the invasion and its economic repercussions has been most acute on commodity prices, particularly agricultural and extractive products, with wheat prices up more than 70% from twelve months earlier, and oil prices rising to multi-year highs in March 2022. Equity markets, which had already started 2022 on a downward trend, were further suppressed by geopolitical events and the reaction of investors to them.

According to the IMF, the global economy grew at an estimated 5.9% rate for 2021, a full one point increase from 2020 (4.9%) and is expected to increase by 4.9% during 2022. Meanwhile, inflation has increased markedly in the United States and some emerging market economies. As restrictions are relaxed, demand has accelerated, but supply has been slower to respond. Although price pressures are expected to subside in most countries in 2022, inflation prospects are highly uncertain. Consumer prices, which had largely been held in check during the pandemic, began to rise steadily in the second quarter of 2021 and, by the third quarter of 2021, had reached an annualized rate of 5.4%. Although a number of commentators suggested that the price rises would be temporary due to supply and logistical constraints, the fourth quarter of 2021 saw further increases, with a non-core annualized rate of inflation of 7.0% by the end of 2021. February 2022 again saw a further increase to an annualized rate of 7.9%, the highest since January 1982. Notwithstanding tightening moves by central banks in the first quarter of 2022, the conflict in Ukraine is expected by many analysts to exacerbate underlying inflationary pressures.

These increases in consumer prices are occurring even as employment rates are below pre-pandemic levels in many economies, forcing difficult choices on policymakers. As of the end of 2021, the global unemployment rate stood at approximately 6.2%, still above levels experienced prior to the onset of COVID-19, but substantially below the highs of the first half of 2020 during the initial months of the pandemic. Economists are projecting a global unemployment rate of 5.9% for all of 2022.

With respect to food security and agricultural production, we expect that Tingo’s focus on providing market solutions for the agriculture sector will increase in importance as the world seeks viable food security solutions in alternate geographical areas such as Africa. With a significant and established presence with millions of rural farmers using NWASSA, we intend to develop and consider strategic growth plans and deepen our interest in agritech and outgrower programs (‘seed to offtake’). We also intend to make use of ‘Big Data’ to support improved productivity and expansion of our agri-marketplace linked to impact driven agri-finance and insurance solutions to support the expected growth and focus on Africa. Interestingly, as the cost of agri-commodities increase in price and farmers trade on Nwassa, such activity will increase the Company’s revenue as we earn a fixed percentage of all trade. We are considering how we can extend our marketplace for both domestic and international markets and demand to respond in a positive and deliberate way to deliver solutions towards the acute concern around food security resulting from the crisis.

Liquidity and Capital Resources

Sources and Uses of Cash:    Our principal sources of liquidity are our cash and cash equivalents, and cash generated from operations. On September 24, 2021, we filed a Form D with the Securities and Exchange Commission indicating the sale of our securities in one or more private transactions (the “Private Offering”). We expect that, as a result of the Private Offering, we will also be able to secure sufficient operating and working capital for our parent company activities for the next twelve months.

Cash on Hand.    As of December 31, 2021, our cash and cash equivalents totaled $128.4 million on a consolidated basis as compared to $28.2 million in cash and cash equivalents at December 31, 2020.

Cash Provided from (Used in) Operating Activities.    Operating activities from continuing operations provided approximately $123.8 million during the year ended December 31, 2021 as compared to cash generated ofapproximately $61.7 million for the year ended December 31, 2020. The increase was primarily due to the increase in trade and other payables and deferred income for significant sales of mobile phones in Q4 of 2021.

Cash Provided from (Used in) Investing Activities.    For the year ended December 31, 2021, our net cash used in investing activities was approximately $195,000, compared to approximately $199.3 million for all of 2020, the principal difference being the acquisition of work in process during 2020.

Cash Provided from (Used in) Financing Activities.    For the year ended December 31, 2021, our net cash was zero, compared to net cash used in financing activities of approximately $8.9 million for all of 2020. The principal reason was for repayments on debts outstanding in 2020 that were not outstanding in 2021.

Indebtedness:    The Company had no financial debt as at December 31, 2021 or 2020.

We expect our cash on hand, proceeds received from our assets and operations, cash flow from continuing operations, and availability of funds from our private offering, will be sufficient to meet our anticipated liquidity needs for business operations for the next twelve months. There can be no assurance that we will continue to generate cash flows at or above current levels or that we will be able to raise additional financing to support our parent company’s operating and compliance expenditures.

Our cash flows from continuing operations could be adversely affected by events outside our control, including, without limitation, changes in overall economic conditions, regulatory requirements, changes in technologies, demand for our products and services, availability of labor resources and capital, natural disasters, pandemics and outbreaks of contagious diseases and other adverse public health developments, such as COVID-19, and other conditions. Our ability to attract and maintain a sufficient customer base, particularly in our principal markets, is critical to our ability to maintain a positive cash flow from operations. The foregoing events individually or collectively could affect our results.

We are evaluating the impact of current market conditions on our Company and its ability to generate dollar-denominated income. We believe that our operating cash flow and cash on hand will be sufficient to meet operating requirements and to finance routine capital expenditures through the next twelve months.

Off Balance Sheet Arrangements

None.

Dividends

On November 10, 2021, our Board adopted a Dividend Policy for the Company. The Policy provides a process that the Board will undertake when approving quarterly, annual, and special dividends for the Company including, but not limited to, various financial criteria and macroeconomic factors, as well as certain financial and economic factors specific to the Company. In the case of quarterly dividends, within ninety (90) calendar days following the end of each fiscal year, the Board will determine the dividend payment, if any, that will be made to holders of the Company’s capital stock. Such dividend will generally be expressed as a cash amount equal to a percentage of the Company’s consolidated after-tax net income for such prior fiscal year, and will be divided into fourths, with one-fourth of the amount payable each quarter.

Subsequent Events

Our Management performed an evaluation of the Company’s activity through the date the financial statements were issued, noting there were no subsequent events.

MANAGEMENT OF THE COMBINED COMPANY

Executive Officers and Directors of the Combined Company After the Combination

Upon the consummation of the merger, the business and affairs of the combined company will be managed by or under the direction of the combined company board. The combined company board will initially consist of seven (7) members. At each annual meeting of its stockholders, a class of directors will be elected for a one-year term. The following table sets forth certain information, as of the date of this joint proxy statement/prospectus, concerning the persons who are expected to serve as officers and directors of the combined company following the completion of the combination:

Name	Age	Position
Dozy Mmobuosi	44	Chief Executive Officer, Director
Darren Mercer	57	Executive Group Vice Chairman and Pacific-Asia Chief Executive Officer
John McMillan Scott	75	Independent Director
John J. Brown	64	Independent Director
Christophe Charlier	50	Independent Director
Gurjinder Johal	40	Independent Director
Kenneth Denos	54	Executive Vice President, General Counsel, and Director
Dakshesh Patel	61	Chief Financial Officer
Rory Bowen	33	Chief of Staff

Executive Officers

Dozy Mmobuosi.    Dozy Mmobuosi is the founder of Tingo Mobile PLC and has been Tingo’s Chief Executive Officer and a member of Tingo’s board of directors since August 2021. Dozy has vast global experience in South- East Asia, China, United Arab Emirates, Bulgaria, USA and the UK. An adviser to corporate clients, steering the strategy and design of business plans (investments, acquisition, and organic growth) into new global markets — across three continents he has directed significant operating growth of Tingo with over $500 million in annual revenue. In 2001 Dozy founded Fair Deal Concepts Limited, now Tingo Mobile Plc (Nigeria). In 2002 he led the design and launch of Nigeria’s first SMS Banking Solution (Flashmecash), later sold to FMCB who still use it today. From 2013 Dozy Led a team of 123 Chinese and Nigerian engineers to setup 2 mobile phone assembly facilities in Nigeria (Lakowe and Lugbe). These facilities have produced over 20 million mobile devices which have been distributed across Nigeria. Dozy is currently co-sponsoring a special purpose acquisition company, or SPAC (Africa Acquisition Corp, Inc), targeted at acquiring a natural resources company in Africa. Mr. Mmobuosi received a BSc in Political Science in 2001 and an MSc Economics in 2003 from Ambrose Alli University Ekpoma, Edo State (Nigeria). In 2007, he received a PhD in Rural Advancement from UPM Malaysia. We believe that Mr. Mmobuosi is well-qualified to serve on the combined board due to his extensive operational and management experience, particularly in Africa.

Darren Mercer.    Darren Mercer has served on the board of directors of MICT since November 2019 and was appointed as MICT’s Interim Chief Executive Officer in April 2020, and subsequently, MICT’s Chief Executive Officer. Mr. Mercer began his career as an investment banker in the 1980s, holding senior roles in institutional equity sales and corporate brokering at Henry Cooke Lumsden PLC and Albert E. Sharp LLC. In 2007, Mr. Mercer founded BNN and has served as its Chief Executive Officer since from its inception to October 2017. In February 2018, Mr. Mercer accepted an invitation to serve as an executive director from the newly appointed board of directors of BNN. During his tenure, Mr. Mercer restructured BNN by disposing of various subsidiaries and seeking strategic business partners. Mr. Mercer founded Global Fintech and Global Fintech Holdings Ltd. (“GFH”) in October 2018 and November 2019, respectively and has served as director of both companies since their inception, and as a Director of Strategic Partnerships and Business Development and Executive Director since 2017. Since Mr. Mercer joined the MICT Board, he helped MICT achieve substantial fund raising and introduced significant new business opportunities to MICT. Mr. Mercer holds an MSI (DIP) qualification a BASc in Economics from the University of Manchester. We believe that Mr. Mercer is well-qualified to serve on the combined board due to his extensive financial services, operational, management and investment experience.

Dakshesh Patel.    Dakshesh Patel has been Tingo’s Chief Financial Officer and a member of Tingo’s board of directors since August 2021. Mr. Patel was formerly Chief Financial Officer of NatWest’s Global Debt and Investment Banking division with 110 staff under his stewardship and structured and led the first CDO in Europe for the NatWest Corporate Debt book with two placements with a total value $10 billion. Following acquisition of Greenwich Capital in 1996, Mr. Patel assumed responsibility for all aspects of the finance function for both the capital markets and structured finance activities. Mr. Patel at NatWest as also the Finance Director of the Global Structured Finance & Investment Banking (NatWest Markets) responsible for global team of 50 people and also served as Financial Controller, Banking & Specialised Finance (NatWest). From 1991-1994 Mr. Patel was manager, leasing and tax (NatWest) where he set up new leasing unit in conjunction with business head. Mr. Patel also Co-founded Longbridge Capital, a finance consultancy operating in Europe, Africa and Asia, e-Logistics, a transport management business, and Yespay, a payment gateway acquired by Worldpay. Mr. Patel additionally, has worked with NBW Partners UK where he was advising a leading global shipping group in the management of their treasury operations and as Managing Director Gerken Capital Associates, a San Francisco based alternative asset fund manager with core focus on venture capital and private equity investment products. Mr. Patel was also Co-Founder and Board Member of eLogistics UK where he raised $10m in VC financing to develop the initial business concept and led an MBO of the business Mr. Patel has also worked at Deloitte Haskins & Sells, London, Abu Dhabi, and Southern Africa where he was lead manager responsible for major listed corporations in Southern Africa and the Abu Dhabi Investment Authority. Mr. Patel earned a Bachelor of Arts degree in Accounting and Finance from Ealing College, London and also has a Certification with the Institute of Chartered Accountants in Zimbabwe.

Kenneth Denos.    Kenneth Denos has served as Tingo’s Executive Vice President, General Counsel, and Corporate Secretary since September 2021. Since June 2005, Mr. Denos has been an officer and director of Equus Total Return, Inc. (NYSE: EQS), a closed-end fund traded on the New York Stock Exchange, serving as its President and CEO from 2007-09. He is also a founder and principal of Outsize Capital Ltd., an international corporate finance advisory firm based in London, and is the founder and Chairman of Kenneth I. Denos, P.C., a U.S.-based corporate and consumer law firm. Previously, Mr. Denos was the CEO of MCC Global NV, a Frankfurt stock exchange listed investment advisory firm based in London, and also served as a director and executive officer of two London Stock Exchange listed firms, Healthcare Enterprise Group plc and Tersus Energy plc. Mr. Denos has worked in the private equity and advisory industry for virtually his entire career, having served as a principal and/or advisor to private and public companies and funds in the Middle East, Europe, Africa, and North America. He holds a Bachelor of Science degree in Business Finance and Political Science from the University of Utah. He also holds a Master of Business Administration and a Juris Doctor from the University of Utah. We believe that Mr. Denos is well-qualified to serve on the combined board due to his extensive international legal and corporate governance background, as well as his financial services and investment experience.

Rory Bowen.    Rory Bowen has served as Chief of Staff of Tingo since August 2021 and has served in a similar capacity for affiliates of Tingo since April 2020. He started his career in 2011 spending the majority of this time in traditional financial markets working for Moneycorp and Compagnie Financière Tradition (Tradition UK) in both European and Emerging Markets across foreign exchange (FX), interest rate derivative and government bond markets. Mr. Bowen’s most recent role from April 2019 to April 2020 was Chief of Staff at FinTech Alliance in London, an organization established in partnership with the UK Government to support the combined missions of HM Treasury and the Department for International Trade foster innovation, growth and foreign direct investment (FDI) in the financial services sector and facilitate greater public/private cooperation. Rory Has also spent time with one of Europe fastest growing Fintech’s Banking Circle and as served as an advisor to Society Financial (SocFin) both in the FX, payments and alternative banking space.

Non-Employee Directors

John McMillan Scott.    John McMillan Scott has served on the board of directors of MICT since November 2019. Mr. Scott began his career as a stockbroker in October 1970 with Charlton Seal Dimmock & Co. He became a Partner at the same firm in 1982 and subsequently a Director of Wise Speke Limited following a merger in 1990.

In August 1994, he joined Albert E. Sharp LLP as a Director, where he remained until June 2007. In 2007, he joined WH Ireland Group Plc, a financial services company offering private wealth management, wealth planning and corporate broking services, where he oversaw the firm’s private client business in Manchester, U.K. until his retirement from his role as an Executive Director from WH Ireland’s Board of Directors in 2013. Mr. Scott holds a BSc in Economics from the University of London. We believe that Mr. Scott is qualified to serve on the combined board because of his accounting expertise and his experience serving as an officer and director of public and private companies.

John J. Brown. John J. Brown has served on the board of directors of Tingo since September 2021. Since 2016, Mr. Brown has also been the Managing Partner of Sands Point Consulting, an advisor to entrepreneurs, founders, and senior corporate leaders to develop new business strategies for a rapidly changing market. From 2009 – 2016, he was the Group Managing Director and a member of the WMA Executive Committee for UBS Wealth Management Americas. From 1995-2000, Mr. Brown was the Managing Director and Global Head of Convertible Securities Trading at UBS, and from 1980-1995 and again from 200-2009 he was a Managing Director for Merrill Lynch & Co., holding senior executive leadership positions at Merrill Lynch, most notably COO, Operations, Technology & Corp. Services Group. At Merrill Lynch, Mr. Brown managed a $1 billion annual operating budget. He also served as the Head of US Equity Financing & CEO, Merrill Lynch Professional Clearing Corp in its Prime Broker Division

Christophe Charlier.    Christophe Charlier has served on the board of directors of Tingo since September 2021. Mr. Charlier is an international financier with significant experience in the financial services industry, most recently as Chairman of the Board of Renaissance Capital, the leading investment bank in emerging and frontier markets. In this capacity, he was responsible for the bank’s strategic development and key client relations internationally, particularly in Africa and emerging Asia. Mr Charlier currently serves as an independent director of La Française de l’Energie, France’s only carbon-negative energy producer, and Oxus Acquisition Corporation, a Nasdaq-listed SPAC focused on energy transition industries in emerging markets. He is also Chairman of Pure Grass Films, a London-based producer of film and TV series. Mr Charlier previously served as Deputy CEO of Onexim Group, a private investment fund founded by Mikhail Prokhorov from 2008 to 2014, where he represented Onexim on the boards of directors of its main portfolio companies. From 2010 to 2014, Mr Charlier served as Chairman of the NBA’s Brooklyn Nets. Prior to that Mr Charlier had worked as the Director of Strategic Development and M&A for Norilsk Nickel, one of the world’s leading mining and metals companies. He previously had worked as an investment banker at Renaissance Capital and JP Morgan, where he started his career in the M&A Group in NY in 1995. Mr Charlier graduated cum laude with dual degrees in Finance from the Wharton School and International Relations from the College of Arts & Sciences of the University of Pennsylvania in 1994. We believe that Mr. Charlier is qualified to serve on the combined board because of his finance background and operational experience with public and private companies in the U.S. and internationally.

Gurjinder Johal.    Gurjinder Johal has served as an independent director of Tingo since August 2021 and is currently Chair of the Tingo Audit Committee and a member of the Corporate Governance Committee. Mr. Johal has experience working with fast growing companies and private funds both as an operator, investor and strategic advisor, most recently focused on partnerships with fintech related opportunities. Since March 2020, Mr. Johal has been the Managing Partner at GVO Partners, which builds and scales fintech related businesses, through which he also sits on several fintech and blockchain related Boards, including Datavault Holdings a leading data tokenization platform helping users and platforms monetize data. Since December 2021, Mr. Johal has been the Managing Partner of GVO Capital Holdings, a private investment firm where he leads fintech related investments. Prior to this, from 2018 to 2020 Mr. Johal founded and was Chief Executive Officer of Fillip, a fintech company focused on financial wellness and payments. Prior to this, from 2013 to 2018 he was an investment advisor at Merrill Lynch serving individual and corporate clients with customized investment strategies, including deploying capital in Private Equity, Hedge Funds and Real Estate investments. Prior to Merrill Lynch, Mr. Johal from 2010 to 2013 worked as an investor and operating partner focused on energy investments, (predominantly special situation investments) with Cambridge Energy Holdings. Beyond that, he worked as a corporate advisor to emerging private equity funds and started his career working as an analyst and associate at a boutique investment bank based in New York. In 2003, received his B.A. from Kings College London. We believe that Mr. Johal is qualified to serve on the combined board because of his financial services background and expertise.

Composition of the Board of Directors

The combined company’s business affairs will be managed under the direction of the combined company board. The combined company’s board will initially consist of seven members serving one-year terms.

When considering whether directors and director nominees have the experience, qualifications, attributes and skills, taken as a whole, to enable the combined company’s board to satisfy its oversight responsibilities effectively in light of its business and structure, the combined company’s board expects to focus primarily on each person’s background and experience as reflected in the information discussed in each of the directors’ individual biographies set forth above in order to provide an appropriate mix of experience and skills relevant to the size and nature of its business.

Director Independence

Nasdaq listing standards require that a majority of our board of directors be independent. An “independent director” is defined generally as a person other than an officer or employee of the company or its subsidiaries or any other individual having a relationship which in the opinion of the company’s board of directors, would interfere with the director’s exercise of independent judgment in carrying out the responsibilities of a director. Our board of directors has determined that John McMillan Scott, John J. Brown, Christophe Charlier and Gurjinder Johal are “independent directors” as defined in the Nasdaq listing standards and applicable SEC rules. Our independent directors will have regularly scheduled meetings at which only independent directors are present.

Our board of directors has three standing committees: the Compensation Committee, the Audit Committee and the Corporate Governance/Nominating Committee.

Audit Committee

The members of the combined company’s Audit Committee will be Mr. Johal, Mr. Charlier and Mr. Scott. Mr. Scott will be the Chairman of the Audit Committee, and Mr. Scott is an “Audit Committee financial expert” and that all members of the Audit Committee are “independent” as defined by the rules of the SEC and the Nasdaq rules and regulations. The Audit Committee will operate under a written charter that is posted on our website at www.tingoglobal.com. The primary responsibilities of the combined company’s Audit Committee include:

•        appointing, compensating and retaining our registered independent public accounting firm;

•        overseeing the work performed by any outside accounting firm;

•        overseeing the work performed by any outside accounting firm;

•        recommending, establishing and monitoring procedures designed to improve the quality and reliability of the disclosure of our financial condition and results of operations.

Compensation Committee

The members of our Compensation Committee are Mr. Johal, Mr. Brown, and Mr. Scott. Mr. Johalis the Chairman of the Compensation Committee and our board of directors has determined that all of the members of the Compensation Committee are “independent” as defined by the rules of the SEC and Nasdaq rules and regulations. The Compensation Committee will operate under a written charter that will be posted on the website of the combined company at www.tingoglobal.com. The primary responsibilities of the combined company’s Compensation Committee include:

•        reviewing and recommending to our board of directors of the annual base compensation, the annual incentive bonus, equity compensation, employment agreements and any other benefits of our executive officers;

•        administering our equity-based compensation plans and exercising all rights, authority and functions of the board of directors under all of the Company’s equity compensation plans, including without limitation, the authority to interpret the terms thereof, to grant options thereunder and to make stock awards thereunder; and

•        annually reviewing and making recommendations to our board of directors with respect to the compensation policy for such other officers as directed by our board of directors.

The Compensation Committee will meet, as often as it deems necessary, without the presence of any executive officer whose compensation it is then approving. The Compensation Committee and MICT engaged or received advice from compensation consultant in 2021.

Corporate Governance/Nominating Committee

The members of the combined company’s Corporate Governance/Nominating Committee are Mr. Brown, Mr. Johal and Mr. Scott. Mr. Brown is the Chairman of the Corporate Governance/Nominating Committee and our board of directors has determined that all of the members of the Corporate Governance/Nominating Committee are “independent” as defined by Nasdaq rules and regulations. The Corporate Governance/Nominating Committee will operate under a written charter that will be posted on our website at www.tingoglobal.com. The primary responsibilities of our Corporate governance and Nominating Committee include:

•        assisting the board of directors in, among other things, effecting board organization, membership and function including identifying qualified board nominees; effecting the organization, membership and function of board of directors committees including composition and recommendation of qualified candidates; establishment of and subsequent periodic evaluation of successor planning for the Chief Executive Officer and other executive officers; development and evaluation of criteria for board membership such as overall qualifications, term limits, age limits and independence; and oversight of compliance with applicable corporate governance guidelines; and

•        identifying and evaluating the qualifications of all candidates for nomination for election as directors.

Potential nominees will be identified by the board of directors based on the criteria, skills and qualifications that will be recognized by the Corporate Governance/Nominating Committee. In considering whether to recommend any particular candidate for inclusion in the board of directors’ slate of recommended director nominees, our Corporate Governance/Nominating Committee will apply criteria including the candidate’s integrity, business acumen, knowledge of our business and industry, age, experience, diligence, conflicts of interest and the ability to act in the interests of all stockholders. No particular criteria will be a prerequisite or will be assigned a specific weight, nor do we have a diversity policy. We believe that the backgrounds and qualifications of our directors, considered as a group, should provide a composite mix of experience, knowledge and abilities that will result in a well-rounded board of directors and allow the board of directors to fulfill its responsibilities.

There have not been any changes in our process for nominating directors.

Code of Ethics

The combined company will have a code of ethics that applies to all of its executive officers, directors and employees, including its principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions. The code of ethics will be available on the Company’s corporate website at www.tingoglobal.com upon the completion of the combination. The combined company intends to make any legally required disclosures regarding amendments to, or waivers of, provisions of its code of ethics on its website rather than by filing a Current Report on Form 8-K. The information on any of the combined company’s websites is deemed not to be incorporated in this joint proxy statement/consent solicitation statement/prospectus or to be part of this joint proxy statement/consent solicitation statement/prospectus.

Risk Oversight

The company board is responsible for overseeing the combined company’s risk management process. The combined company board focuses on the combined company’s general risk management strategy, the most significant risks facing the combined company, and oversees the implementation of risk mitigation strategies by management. The combined company’s audit committee will also responsible for discussing the combined company’s policies with respect to risk assessment and risk management. The combined company board believes its administration of its risk oversight function has not negatively affected the combined company board’s leadership structure.

Compensation Committee Interlocks and Sponsor Participation

None of the combined company’s executive officers serves as a member of the board of directors or compensation committee (or other committee performing equivalent functions) of any entity that has one or more executive officers serving on the combined company board or compensation committee.

Compensation of the New MICT Board and Executive Officers

The executive and director compensation will be determined by the combined company board, following consummation of the combination. Any compensation to be paid to the executive officers of the combined company will be determined, or recommended to the combined company board for determination, either by a compensation committee constituted solely by independent directors or by a majority of the independent directors on the combined company board.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Introduction

On June 15, 2022, Tingo, Inc., a Nevada corporation (“Tingo” or the “Seller”), entered into an Amended and Restated Merger Agreement (the “Amended Agreement”) with MICT Merger Sub, Inc., a Nevada corporation and a wholly-owned subsidiary of MICT (“Merger Sub”), and MICT, Inc., a Delaware corporation (“MICT”), which amends the original merger agreement between the parties dated May 10, 2022 (the Original Agreement”). Pursuant to the Amended Agreement, subject to the terms and conditions set forth therein, upon the consummation of the transactions contemplated by the Amended Agreement (the “Closing”), Merger Sub will merge with and into Tingo (the “Merger”), with the Seller continuing as the surviving corporation in the Merger and as a wholly-owned subsidiary of MICT.

As consideration for the Merger, the Seller stockholders collectively shall receive from MICT, in the aggregate, a number of shares of MICT common stock (the “Merger Consideration”) equal to the product of (a) 3.44444 and (b) the number of shares of MICT Pre-Closing Common Stock (MICT’s outstanding shares of common stock, plus any in-the-money options, if any). As a result of the Merger, all of the issued and outstanding capital stock of the Seller immediately prior to the Closing, shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, in exchange for the right for each Seller stockholder to receive its pro rata share of the Merger Consideration, upon the terms and subject to the conditions set forth in the Amended Agreement and in accordance with the applicable provisions of the Delaware General Corporation Law (as amended, the “DGCL”) and Nevada Revised Statutes (as amended, “NRS”). Of the aggregate Merger Consideration, 5% of such shares of MICT common stock shall be held in escrow for a period of up to two years after the closing of the Merger and will serve as the sole source of payment for any obligations incurred by Tingo’s pre-closing stockholders in relation to any indemnification claims.

The unaudited pro forma condensed combined balance sheet as of March 31, 2022 and the unaudited pro forma condensed combined statements of operations for the three months ended March 31, 2022 and for the year ended December 31, 2021, combine the historical financial statements of MICT with the historical financial statements of Tingo to give effect to the business combination. The business combination is reflected as if it had occurred on January 1, 2021 with respect to the unaudited pro forma condensed combined statements of operations and on March 31, 2022 with respect to the unaudited pro forma condensed combined balance sheet.

Accounting for the Merger

The financial statements of MICT and Tingo were prepared in accordance with United States generally accepted accounting principles. In the planned merger between Merger Sub (the legal acquirer) and Tingo (the legal acquiree), it was determined that the former Tingo shareholders would control the merged entity and therefore Tingo was deemed to be the accounting acquirer.

The unaudited pro forma condensed combined financial information should be read in conjunction with the financial statements of each of MICT and Tingo, which are included in this filing.

The unaudited pro forma adjustments give effect to events that are directly attributable to the proposed transaction and are based on available data and certain assumptions that management believes are factually supportable. In addition, with respect to the unaudited condensed combined statements of operations, the unaudited pro forma adjustments are expected to have a continuing impact on the combined results.

The unaudited pro forma condensed combined financial information is presented for informational purposes only, in order to aid you in your analysis of the financial aspects of the proposed transaction. The unaudited pro forma condensed combined financial information described above has been derived from the historical financial statements of MICT and Tingo. The unaudited pro forma condensed combined financial information is based on Tingo’s accounting policies. Further review may identify additional differences between the accounting policies of MICT and Tingo. The unaudited pro forma adjustments and the pro forma condensed combined financial information do not reflect the impact of synergies or post-transaction management actions and are not necessarily indicative of the financial position or results of operations that may have occurred had the transactions taken place on the dates noted, or of MICT’s future financial position or operating results.

MICT, Inc
Unaudited Pro Forma Condensed Combined Balance Sheet
As of March 31, 2022

	MICT	Tingo (As Restated)	Transaction Accounting Adjustments		Pro Forma Combined
	Note A	Note B	Note C		Note D
Assets

Current Assets:
Cash	$86,447,000	$25,346,663	$(5,651,000)	(c)	$106,142,663
Accounts and other receivables, net	14,415,000	1,134,689,160	—		1,149,104,160
Related parties	4,123,000	—	—		4,123,000
Inventory	—	103,218	—		103,218
Prepayments – current portion	—	403,801,148	—		403,801,148
Other current assets	10,194,000	—	(1,849,000)	(c)	8,345,000
Total Current Assets	115,179,000	1,563,940,189	(7,500,000)		1,671,619,189

Property and equipment, net	651,000	217,099,642	—		217,750,642
Intangible assets, net	20,648,000	1,376,942	110,900,000	(a)	132,924,942
Goodwill	19,788,000	—	688,400,000	(a)	708,188,000
Right-of-use assets	1,597,000	—	—		1,597,000
Long-term deposit and prepaid expenses	621,000	—	—		621,000
Deferred tax assets	2,634,000	—	—		2,634,000
Restricted cash escrow	2,429,000	—	—		2,429,000
Prepayments – non-current portion	—	473,679,483	—		473,679,483
Micronet ltd. equity method investment	1,297,000	—	1,500,000	(a)	2,797,000
Total long-term assets	49,665,000	692,156,067	800,800,000		1,542,621,067
Total Assets	$164,844,000	$2,256,096,256	$793,300,000		$3,214,240,256

Liabilities and Stockholders’ Equity

Current Liabilities:
Short-term loan	$1,138,000	$—	$—		$1,138,000
Accounts payable and accruals	10,823,000	270,935,582	—		281,758,582
Deposit held on behalf of clients	2,903,000	—	—		2,903,000
Related party	264,000	—	—		264,000
Lease liabilities – current portion	1,079,000	—	—		1,079,000
Deferred income – current portion	—	485,496,071	—		485,496,071
Value added tax – current portion	—	37,809,831	—		37,809,831
Tax liability	—	138,456,513	—		138,456,513
Other current liabilities	5,313,000	—	—		5,313,000
Total current liabilities	21,520,000	932,697,997	—		954,217,997

Long-term Liabilities:
Lease liabilities	601,000	—	—		601,000
Deferred tax liabilities	3,749,000	4,326,714	23,500,000	(a)	31,575,714
Accrued severance pay	55,000	—	—		55,000
Deferred income – non-current portion	—	568,552,116	—		568,552,116
Value added tax – non-current portion	—	44,278,133	—		44,278,133
Total long-term liabilities	4,405,000	617,156,963	23,500,000		645,061,963
Total liabilities	25,925,000	1,549,854,960	23,500,000		1,599,279,960

MICT, Inc
Unaudited Pro Forma Condensed Combined Balance Sheet — continued
As of March 31, 2022

	MICT	Tingo (As Restated)	Transaction Accounting Adjustments		Pro Forma Combined
	Note A	Note B	Note C		Note D
Stockholders’ Equity:
Common stock	122,436	1,182,511	(760,789)	(a)	544,158
Common stock – Class B	—	65,000	(65,000)	(a)	—
Additional paid in capital	220,910,564	467,070,474	686,602,789	(a), (b), (c)	1,374,583,827
Accumulated other comprehensive loss	(443,000)	—	443,000	(b)	—
Accumulated surplus (deficit)	(85,080,000)	296,432,544	83,580,000	(b), (c)	294,932,544
Translation reserve	—	(58,509,233)	—		(58,509,233)
Stockholders’ equity	135,510,000	706,241,296	769,800,000	(a)	1,611,551,296
Non-controlling interests	3,409,000	—	—		3,409,000
Total Stockholders’ Equity	138,919,000	706,241,296	769,800,000		1,614,960,296
Total Liabilities and Stockholders’ Equity	$164,844,000	$2,256,096,256	$793,300,000		$3,214,240,256

See notes to unaudited pro forma condensed combined financial information.

MICT, Inc.
Unaudited Pro Forma Condensed Combined Statement of Operations
For the Three Months Ended March 31, 2022

	MICT			Tingo	Transaction Accounting Adjustments		Pro Forma Combined
	As Reported	Reclassify Adjustments	As Reclassified
	Note A			(as restated) Note B	Note C		Note D
Net Revenues	$9,563,000	$—	$9,563,000	$257,057,519	$—		$266,620,519
Cost of revenues	8,298,000	—	8,298,000	103,782,685	—		112,080,685
Gross profit	1,265,000	—	1,265,000	153,274,834	—		154,539,834

Operating Expenses:
Payroll and related expenses	—	3,338,000	3,338,000	24,987,746	—		28,325,746
Distribution expenses	—	—	—	221,187	—		221,187
Research and development expenses	595,000	—	595,000	—	—		595,000
Selling and marketing expenses	2,517,000	—	2,517,000	—	—		2,517,000
Professional fees	—	678,000	678,000	55,524,912	—		56,202,912
Bank fees and charges	—	—	—	636,047	—		636,047
Depreciation and amortization	—	851,000	851,000	5,494,094	4,256,333	(a)	10,601,427
Amortization of intangible assets	797,000	(797,000)	—	—	—		—
General and administrative expenses – other	7,326,000	(6,808,000)	518,000	860,331	—		1,378,331
Bad debt expenses	—	2,738,000	2,738,000	47,398	—		2,785,398
Total operating expenses	11,235,000	—	11,235,000	87,771,715	4,256,333		103,263,048

Income (loss) from operations	(9,970,000)	—	(9,970,000)	65,503,119	(4,256,333)		51,276,786

Other Income (Expense):
Loss from equity investment	(184,000)	—	(184,000)	—	—		(184,000)
Other income	155,000	—	155,000	185,798	—		340,798
Financial income, net	78,000	—	78,000	—	—		78,000
Total other income	49,000	—	49,000	185,798	—		234,798

Income (loss) before income taxes	(9,921,000)	—	(9,921,000)	65,688,917	(4,256,333)		51,511,584
Income tax provision (benefit)	(1,076,000)	—	(1,076,000)	38,698,829	(834,333)	(b)	36,788,496

Net income (loss)	(8,845,000)	—	(8,845,000)	26,990,088	(3,422,000)		14,723,088
Net loss attributable to non-controlling stockholders	(159,000)	—	(159,000)	—	—		(159,000)
Net loss attributable to controlling stockholders	$(8,686,000)	—	$(8,686,000)	$26,990,088	$(3,422,000)		$14,882,088

Net Loss Per Share – Basic and Diluted	$(0.07)		$(0.07)				$0.03

Weighted Average Common Shares Outstanding:
– Basic and Diluted	122,435,576		122,435,576		400,635,895	(c)	523,071,471

See notes to the unaudited pro forma condensed combined financial information

MICT, Inc.
Unaudited Pro Forma Condensed Combined Statement of Operations
For the Year Ended December 31, 2021

	MICT			Tingo	Transaction Accounting Adjustments		Pro Forma Combined
	As Reported	Reclassify Adjustments	As Reclassified
	Note A			(as restated) Note B	Note C		Note D
Net Revenues	$55,676,000	$—	$55,676,000	$865,838,327	$—		$921,514,327
Cost of revenues	46,456,000	—	46,456,000	528,469,405	—		574,925,405
Gross Profit	9,220,000	—	9,220,000	337,368,922	—		346,588,922

Operating Expenses
Payroll and related expenses	—	10,240,000	10,240,000	223,727,942	—		233,967,942
Distribution expenses	—	—	—	985,801	—		985,801
Research and development expenses	889,000	—	889,000	—	—		889,000
Selling and marketing expenses	6,814,000	—	6,814,000	—	—		6,814,000
Professional fees	—	3,207,000	3,207,000	188,857,470	7,500,000	(b)	199,564,470
Bank fees and charges	—	—	—	926,256	—		926,256
Depreciation and amortization	—	3,088,000	3,088,000	2,886,913	17,288,333	(a)	23,263,246
Amortization of intangible assets	2,925,000	(2,925,000)	—	—	—		—
General and administrative expenses – other	36,488,000	(16,216,000)	20,272,000	1,278,898	—		21,550,898
Bad debt expenses	—	2,606,000	2,606,000	99,247	—		2,705,247
Total operating expenses	47,116,000	—	47,116,000	418,762,527	24,788,333		490,666,860
Income (loss) from operations	(37,896,000)	—	(37,896,000)	(81,393,605)	(24,788,333)		(144,077,938)

Other Income (Expense):
Gain from equity investment	353,000	—	353,000	—	—		353,000
Loss of controlling equity investment held in Micronet	(1,934,000)	—	(1,934,000)	—	—		(1,934,000)
Loss from decrease in holding percentage in former VIE	(1,128,000)	—	(1,128,000)	—	—		(1,128,000)
Other income, net	1,261,000	—	1,261,000	360,818	—		1,621,818
Recovered debt	—	—	—	55,428	—		55,428
Financial income, net	395,000	—	395,000	—	—		395,000
Total other income (expense)	(1,053,000)	—	(1,053,000)	416,246	—		(636,754)
Income (loss) before income taxes	(38,949,000)	—	(38,949,000)	(80,977,359)	(24,788,333)		(144,714,692)
Income tax provision (benefit)	(1,791,000)	—	(1,791,000)	104,802,090	(3,380,333)	(c)	99,630,757
Net income (loss)	(37,158,000)	—	(37,158,000)	(185,779,449)	(21,408,000)		(244,345,449)
Net loss attributable to non-controlling stockholders	(730,000)	—	(730,000)	—	—		(730,000)
Net loss attributable to controlling stockholders	$(36,428,000)	$—	$(36,428,000)	$(185,779,449)	$(21,408,000)		$(243,615,449)
Net Loss Per Share – Basic and Diluted	$(0.32)		$(0.32)				$(0.47)

Weighted Average Common Shares Outstanding:
– Basic and Diluted	112,562,199		112,562,199		400,635,895	(d)	513,198,094

See notes to the unaudited pro forma condensed combined financial information

Basis of Presentation

The unaudited pro forma condensed combined financial information set forth herein is based upon the historical financial statements of MICT and Tingo. The unaudited pro forma condensed combined financial information is presented as if the business combination had been completed on January 1, 2021 with respect to the unaudited pro forma condensed combined statements of operations for the three months ended March 31, 2022 and for the year ended December 31, 2021 and on March 31, 2022 in respect of the unaudited pro forma condensed combined balance sheet.

The unaudited pro forma condensed combined financial information is presented for informational purposes only and is not necessarily indicative of the combined financial position or results of operations had the business combination occurred as of the date indicated, nor is it meant to be indicative of any anticipated combined financial position or future results of operations that the combined company will experience after the completion of the business combination.

We have accounted for the business combination in these unaudited pro forma condensed combined financial statements as a reverse acquisition, in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification Topic 805 “Business Combinations” (“ASC 805”). In accordance with ASC 805, the Company has determined that (a) both MICT and Tingo represent businesses; (b) Tingo is the accounting acquirer, meaning the transaction is a reverse acquisition; (c) MICT is subject to acquisition accounting, with a write-up of its net assets to fair value; and (d) the difference between the fair value of the purchase consideration and the fair value of MICT’s net assets represents goodwill.

Pro forma adjustments reflected in the unaudited pro forma condensed combined balance sheet are based on items that are factually supportable and are directly attributable to the business combination. Pro forma adjustments reflected in the pro forma condensed combined statements of income are based on items that are factually supportable, directly attributable to the business combination and are expected to have a continuing impact on the combined results. The unaudited pro forma condensed combined financial information does not reflect the cost of any integration activities or benefits from the business combination, including potential synergies that may be generated in future periods.

Pro Forma Adjustments

Unaudited Pro Forma Condensed Combined Balance Sheet — As of March 31, 2022

The following pro forma adjustments give effect to the business combination.

Note A       Derived from the unaudited condensed consolidated balance sheet of MICT as of March 31, 2022, which is included in this filing.

Note B       Derived from the unaudited condensed consolidated balance sheet of Tingo as of March 31, 2022, which is included in this filing.

Pro Forma Adjustments:

Note C	(a)

To give effect to the reverse acquisition accounting, including the write-up of the net assets of MICT to fair value, and specifically (1) to write-up the MICT intangible assets by $110,900,000; (2) to recognize goodwill of $688,400,000; (3) to write-up MICT’s equity method investment in Micronet, Ltd. by $1,500,000; (4) to recognize an additional $23,500,000 of deferred tax liabilities that are associated with definite lived intangible assets; and to recognize the $916,200,000 value of the consideration transferred to the accounting acquiree, including an incremental $421,721 par value of the common stock with the remainder being credited to additional-paid-in-capital. The $916,200,000 value of the consideration transferred was derived from the arms length negotiation between the parties to the merger, which was also validated by a third party valuation, which resulted in the determination of the relative share interests in the combined company.

	(b)	To reclassify MICT’s historical accumulated deficit and accumulated other comprehensive loss to additional paid in capital.

(c)

To give effect to the $7,500,000 ($6,000,000 for MICT and $1,500,000 for Tingo) of post-March 31, 2022 merger expenses that are expected to be incurred, by (1) crediting cash for $5,651,000; (2) crediting prepaid expenses for $1,849,000; (3) debiting additional paid in capital for MICT’s $6,000,000 of projected pre-closing merger expenses; and (4) debiting accumulated surplus for Tingo’s $1,500,000 of projected pre-closing merger expenses.

Note D

The pro forma combined balance sheet doesn’t give effect to MICT common stock issuances that occurred subsequent to March 31, 2022 that weren’t directly attributable to the Merger. See Appendix A to these footnotes for additional information. Subsequent to March 31, 2022, Tingo loaned $3,000,000 to MICT, but that loan eliminates in the consolidation of the combined company.

Unaudited Pro Forma Condensed Combined Statement of Operations For The Three Months Ended March 31, 2022

Note A       Derived from the unaudited condensed consolidated statement of operations of MICT for the three months ended March 31, 2022, which is included in this filing.

           In addition, certain operating expense reclassifications were made in order to state the MICT operating expenses consistent with the operating expense presentation of Tingo (the accounting acquirer).

Note B       Derived from the unaudited condensed consolidated statement of operations of Tingo for the three months ended March 31, 2022, which is included in this filing.

Pro Forma Adjustments:

Note C	a)

To give effect to $4,256,333 of incremental MICT amortization of intangible assets which is a result of writing MICT’s intangible assets up to fair value. Of MICT’s $131,548,000 of aggregate intangible assets, $120,600,000 represent definite-lived intangible assets with useful lives ranging from 5 to 6 years.

	b)	To give effect to $834,333 of incremental MICT deferred tax benefits which are directly associated with the recognition of the incremental MICT amortization of intangible assets.
c)

To give effect to the immediate issuance of 400,635,895 shares (95% of the 421,721,995 shares of merger consideration) to the former Tingo stockholders which are not subject to indemnification claims, which increases the weighted average shares outstanding. Because 21,086,100 shares (5% of the 421,721,995 shares of merger consideration) will be escrowed for up to two years in order to potentially satisfy indemnification claims, the escrowed shares will not be included in weighted average shares outstanding because their issuance to former Tingo shareholders is subject to a contingency. It was determined that all of MICT’s potentially dilutive securities were anti-dilutive.

Note D

The pro forma combined income statement doesn’t give effect to MICT common stock issuances that occurred subsequent to March 31, 2022 that weren’t directly attributable to the Merger. See Appendix A to these footnotes for additional information.

Unaudited Pro Forma Condensed Combined Statement of Operations For The Year Ended December 31, 2021

Note A       Derived from the unaudited condensed consolidated statement of operations of MICT for the three months ended March 31, 2022, which is included in this filing.

           In addition, certain operating expense reclassifications were made in order to state the MICT operating expenses consistent with the operating expense presentation of Tingo (the accounting acquirer).

Note B       Derived from the unaudited condensed consolidated statement of operations of Tingo for the three months ended March 31, 2022, which is included in this filing.

Pro Forma Adjustments:

Note C	a)

To give effect to $17,288,333 of incremental MICT amortization of intangible assets which is a result of writing MICT’s intangible assets up to fair value. Of MICT’s $131,548,000 of aggregate intangible assets, $120,600,000 represent definite-lived intangible assets with useful lives ranging from 5 to 6 years.

b)

To give effect to the $7,500,000 ($6,000,000 for MICT and $1,500,000 for Tingo) of post-March 31, 2022 merger expenses that are expected to be incurred. Such costs will not impact the combined income statement beyond 12 months after the acquisition date.

	c)	To give effect to $3,380,333 of incremental MICT deferred tax benefits which are directly associated with the recognition of the incremental MICT amortization of intangible assets.
d)

To give effect to the immediate issuance of 400,635,895 shares (95% of the 421,721,995 shares of merger consideration) to the former Tingo stockholders which are not subject to indemnification claims, which increases the weighted average shares outstanding. Because 21,086,100 shares (5% of the 421,721,995 shares of merger consideration) will be escrowed for up to two years in order to potentially satisfy indemnification claims, the escrowed shares will not be included in weighted average shares outstanding because their issuance to former Tingo shareholders is subject to a contingency.

Note D

The pro forma combined income statement doesn’t give effect to MICT common stock issuances that occurred subsequent to March 31, 2022 that weren’t directly attributable to the Merger. See Appendix A to these footnotes for additional information.

Appendix A

The pro forma combined income statement doesn’t give effect to MICT common stock issuances that occurred subsequent to March 31, 2022 that weren’t directly attributable to the Merger, as follows.

On May 10, 2022, MICT granted 1,659,500 shares of common stock of the Company to Cushman Holdings Limited, an unrelated third party, as an introducer fee for the Tingo, Inc. merger transaction.

On May 10, 2022, MICT granted 858,631 shares of common stock of the Company to China Strategic Investments Limited, an unrelated third party, in connection with the GFHI acquisition.

On May 10, 2022, MICT granted 612,500 shares of common stock of the Company to some of our Directors and employees. The shares were issued pursuant to the 2020 Incentive Plan.

On May 10, 2022, the Company’s Board of Directors (the “Board”) unanimously approved a grant of fully vested 4,000,000 shares of common stock to Mr. Darren Mercer, the Company’s Chief Executive Officer. The shares were issued under the Company’s long term incentive plan as such long term incentive plan previously approved by the stockholders and negotiated in connection with the Company’s acquisition of Global Fintech Holdings Limited. The Board unanimously agreed to issue the shares in recognition of Mr Mercer’s direct contribution to achieving numerous key deliverables including: (i) the completion of several acquisitions, including those of Fucheng Insurance and Magpie; (ii) obtaining regulatory approval from the Hong Kong SFC regarding the acquisition of Magpie; (iii) the execution of several major commercial contracts and partnerships, including with a number of major insurance agents and one of China’s largest payment service providers; (iv) the execution of an exclusive partnership with the Shanghai Petroleum and Natural Gas Trading Center to which allows MICT to provide financial services to its customers; (v) entered into an Agreement and Plan of Merger with Tingo (vi) the completion of capital raises totaling in excess of $140 million and broadening the Company’s institutional investor base.

INTERESTS OF MICT DIRECTORS AND EXECUTIVE OFFICERS IN THE COMBINATION

Other than with respect to continued service for, employment by and the right to continued indemnification by the combined company, as of the date of this joint proxy statement/prospectus, MICT directors and executive officers do not have interests in the combination that are different from, or in addition to, the interests of other MICT stockholders generally. The MICT board of directors was aware of and considered these factors, among other matters, in reaching its determination that the terms of the merger agreement and the combination are fair to and in the best interests of MICT and its stockholders, approving and declaring advisable the merger agreement and the transactions contemplated thereby, including the combination and MICT charter amendment, and recommending that MICT stockholders approve the MICT combination proposal and MICT charter amendment proposal. See “The Combination — Background of the Combination” and “The Combination — MICT’s Reasons for the Combination and Recommendation of the MICT Board of Directors.”

Following the consummation of the combination, two of the current members of the MICT board of directors are expected to continue as members of the board of directors of the combined company and two of the current members of the MICT board are expected to serve as advisors.

INTERESTS OF TINGO DIRECTORS AND EXECUTIVE OFFICERS IN THE COMBINATION

In considering the recommendations of the Tingo board of directors, Tingo stockholders should be aware that Tingo directors and executive officers may have interests in the combination including financial interests, which may be different from, or in addition to, the interests of Tingo stockholders generally. These interests are described in more detail below and, with respect to Tingo’s named executive officers (“NEOs”), are quantified under “— Quantification of Payments and Benefits to Tingo’s Named Executive Officers.” The Tingo board of directors was aware of and considered these interests, among other matters, in reaching its determination that the combination is fair to and in the best interests of Tingo and its stockholders, approving and declaring advisable the merger agreement and the transactions contemplated thereby, including the combination, and recommending that Tingo stockholders approve the Tingo merger proposal. See the sections titled “The Combination — Background of the Combination” and “The Combination — Tingo’s Reasons for the Combination and Recommendation of the Tingo Board of Directors.”

Named Executive Officers

Tingo’s NEOs are:

•        Dozy Mmobuosi, Chief Executive Officer

•        Dakshesh Patel, Chief Financial Officer

•        Christopher Cleverly, President

•        Kenneth Denos, EVP and General Counsel

•        Rory Bowen, Chief of Staff

Share Ownership

Tingo’s directors and executive officers will receive the same merger consideration as other Tingo stockholders for each share of Tingo common stock that they own at the effective time of the merger. For information regarding beneficial ownership of Tingo common stock by each of Tingo’s current directors, named executive officers and all directors and executive officers as a group, see the section titled “Certain Beneficial Owners of Tingo Common Stock.”

Treatment of Tingo’s Equity Awards

Tingo Restricted Stock Awards

Many of the directors and executive officers of Tingo own restricted shares of Tingo common stock that are subject to vesting provisions. Restricted stock awards were granted to executive officers and directors of Tingo under Tingo’s 2021 Equity Incentive Plan (“Incentive Plan”). Tingo’s Compensation Committee will, conditional upon the consummation of the merger, accelerate the vesting of all outstanding restricted stock awards granted to Tingo’s directors and executive officers under the Incentive Plan that have not yet fully vested, and such shares will become fully vested and no longer subject to a risk of forfeiture.

As of July 22, 2022, there were outstanding unvested awards of Tingo restricted stock covering an aggregate of 43,246,667 shares of Tingo Class A common stock, of which 22,000,000 shares were held by Tingo’s non-employee directors and 21,333,334 shares were held by Tingo’s NEOs.

The individual award agreements for the restricted stock awards granted to Tingo’s executive officers and directors do not provide for accelerated vesting in the event of a change in control. For information on accelerated vesting of restricted stock awards in the event of a termination of employment, see the section titled “Tingo Severance Arrangements with Executive Officers” below.

New Compensation Arrangements with the Combined Company

Any Tingo executive officers and directors who become officers, directors or employees or who otherwise are retained to provide services to the combined company may enter into new individualized compensation arrangements and may participate in cash or equity incentive or other benefit plans maintained by the combined company. As of the date of this proxy statement/prospectus, it is expected that, contingent upon the consummation of the merger, effective with the closing date, Tingo and the combined company will enter into new executive employment agreements with each of Tingo’s NEOs. For information on the new executive employment agreements with Tingo’s NEOs, see the section titled “The Parties to the Combination — Tingo, Inc.— Employment Agreements” above.

Tingo Severance Arrangements with Named Executive Officers

Each of Tingo’s NEOs is party to an employment agreement with Tingo. In accordance with the terms of their employment agreements, Tingo’s NEOs may be entitled to severance payments if their employment is terminated under certain circumstances.

These agreements provide that each NEO will be entitled to specified severance benefits if his employment is terminated without “cause.” The table entitled “Golden Parachute Compensation” below sets forth the estimated amounts of compensation that may be payable to each Tingo NEO, assuming the merger is completed on [•], 2022 and the NEO’s employment is terminated without cause on [•], 2022. As disclosed above under “New Compensation Arrangements with the Combined Company,” certain of Tingo’s NEOs are expected to continue as executive officers of Tingo following the closing date. The cash severance amounts payable under the employment agreements and set forth in the table below will not be triggered solely by completion of the merger. Further, with the exception of accrued but unpaid base salary, each of Tingo’s NEOs has agreed to voluntarily waive his right to severance payments and bonuses under his employment agreement with Tingo.

In addition, certain of Tingo’s NEOs hold restricted stock awards which have not yet fully vested. The award agreements entered into by Tingo with these NEOs each provide for accelerated vesting of all shares of restricted stock granted to the NEO if his employment is terminated under certain circumstances. The award agreements provide that the NEO’s shares will immediately vest and not be subject to forfeiture in the event the NEO is “constructively terminated” or the NEO is terminated without “cause.” As disclosed above under “Tingo Restricted Stock Awards,” Tingo’s Compensation Committee will, conditional upon the consummation of the merger, accelerate the vesting of all outstanding restricted stock awards granted to Tingo’s executive officers under the Incentive Plan that have not yet fully vested, and such shares will become fully vested and no longer subject to a risk of forfeiture.

Equity amounts disclosed in the table below represent the dollar value of vesting of restricted stock awards held by the NEOs in connection with completion of the merger.

Certain of the amounts payable will vary depending on the actual date the merger is completed and the actual date of any qualifying termination of employment. As a result, the actual amounts, if any, to be received by a NEO may differ in material respects from the amounts set forth below. The disclosures in the table below and the accompanying footnotes should be read in conjunction with the narrative description of the compensation arrangements set forth above.

No Tingo NEO is eligible to receive any type of compensation from MICT that is based on or otherwise relates to the merger.

Quantification of Payments and Benefits to Tingo’s Named Executive Officers

The following information, table and the related footnotes present information about the compensation payable to Tingo’s NEOs in connection with the combination.

Golden Parachute Compensation

In accordance with Item 402(t) of Regulation S-K, the table below sets forth the estimated amounts of compensation and benefits that each Tingo NEO could receive that are based on or otherwise relate to the combination. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules, and in this section such term is used to describe the combination-related compensation payable to Tingo’s NEOs. The table below sets forth, for the purposes of this golden parachute disclosure, the amount of payments and benefits (on a pre-tax basis) that each of Tingo’s NEOs would receive, using the following assumptions:

•        the closing of the combination occurring on [•], 2022 (which is the assumed date solely for purposes of this proxy statement/prospectus, including this golden parachute compensation disclosure);

•        the Tingo NEOs having a qualifying termination of employment that results in severance benefits becoming payable under their employment agreements, and the occurrence of vesting acceleration under the restricted stock award agreements, in each case without taking into account any possible reduction that might be required to avoid the excise tax in connection with Section 280G under Section 4999 of the Code;

•        equity awards that are outstanding as of July 22, 2022, assuming that the Tingo NEO remains in continuous service through to the date of completion of the merger; and

•        a price per share of Tingo common stock of $[•], the average closing market price of a share of Tingo common stock over the first 5 business days following the public announcement of the combination on June 15, 2022.

The narrative and tables that follow are estimates based on multiple assumptions that may or may not actually occur. Accordingly, the actual amounts, if any, to be received by a Tingo NEO may differ from the amounts set forth below.

Golden Parachute Compensation

Name	Cash ($)(1)(3)	Equity ($)(2)	Total ($)
Dozy Mmobuosi(4)	$600,000	—	600,000
Christopher Cleverly	$500,000	2,480,000	2,980,000
Dakshesh Patel	$500,000	2,480,000	2,980,000
Kenneth Denos	$480,000	2,480,000	2,960,000
Rory Bowen(4)	$144,000	3,306,666	3,450,666

____________

(1)      Reflects a lump sum amount equal to the value of 12 months of salary. The cash amounts in this column are all payable solely in connection with a qualifying termination of employment by Tingo without “cause,” including a termination related to the merger. No such amounts are payable solely in connection with completion of the merger for which there is no accompanying termination of employment or service.

(2)      Reflects the value of single-trigger vesting of outstanding restricted stock awards in connection with completion of the merger without regard to whether there is a termination of employment or service. Since the value of the merger consideration is not a fixed dollar amount, pursuant to applicable SEC rules, the amounts disclosed are based on a price of $0.62 per share, the average closing market price of Tingo common stock over the first five business days following public announcement of the merger on June 15, 2022.

(3)      Excludes accrued vacation pay, sick days, or holidays, any health insurance contributions pursuant to the Consolidated Omnibus Budget Reconciliation Act (COBRA) or equivalent act in the United Kingdom, bonuses earned, or standard payments paid generally to employees of Tingo at termination.

(4)      Severance payment converted from UK Pounds Sterling into USD at the spot exchange rate on July 22, 2022.

Membership on the Board of Directors of the Combined Company

In accordance with the merger agreement, MICT has agreed to appoint four (4) members of the Tingo board of directors and one (1) of Tingo’s executive officers, selected by Tingo and approved by MICT, to the MICT board of directors. The four (4) members of the Tingo board of directors selected by Tingo for appointment to the MICT board of directors are Dozy Mmobuosi, John J. Brown, Christophe Charlier, and Gurjinder Johal. The one (1) Tingo executive officer selected for appointment to the MICT board of directors is Kenneth Denos. The appointment of these individuals to MICT’s board remains subject to the review and approval by MICT’s Corporate Governance Committee and board of directors prior to the effective time. Non-employee members of the MICT board of directors will be compensated for such service.

Insurance and Indemnification Interests of Directors and Executive Officers

Pursuant to the terms of the merger agreement, Tingo’s directors and officers will be entitled to certain ongoing indemnification rights. In addition, Tingo will purchase, prior to the effective time, a six year “tail” prepaid directors’ and officers’ liability insurance policy covering Tingo’s directors and officers, which MICT is required to maintain in effect. This indemnification and insurance coverage is further described in the section entitled “The Merger Agreement — Indemnification and Insurance.”

U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE COMBINATION

The following is a general discussion of the material U.S. federal income tax consequences of the combination to U.S. holders (as defined below) of Tingo common stock who exchange their eligible shares of Tingo common stock for shares of MICT common stock (and cash in lieu of fractional shares of MICT common stock, if any) pursuant to the combination. The following discussion is based on the Code, U.S. Treasury regulations promulgated thereunder, judicial interpretations thereof and published rulings and other positions of the Internal Revenue Service (“IRS”), each as in effect as of the date hereof, and all of which are subject to change or differing interpretations, possibly with retroactive effect. Any such change or differing interpretation could affect the accuracy of the statements and conclusions set forth herein.

This discussion is limited to U.S. holders that hold their Tingo common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion is not a complete description of all of the U.S. federal income tax consequences of the combination, nor does it describe any tax consequences of the combination arising under the laws of any state, local, or non-U.S. jurisdiction or under any U.S. federal laws other than those pertaining to the income tax, nor the tax consequences of owning or disposing of MICT common stock received in the combination. Further, this discussion does not address all aspects of U.S. federal income taxation that may be relevant to particular U.S. holders of Tingo common stock in light of their individual circumstances (including the impact of the Medicare surtax on certain net investment income) or to U.S. holders of Tingo common stock that are subject to special rules under the Code, such as:

•        banks, insurance companies or other financial institutions;

•        partnerships or other pass-through entities for U.S. federal income tax purposes or holders of interests therein;

•        tax-exempt or governmental organizations;

•        dealers in securities or traders in securities that elect to use a mark-to-market method of accounting;

•        persons that hold Tingo common stock as part of a straddle, hedge, conversion transaction or other integrated investment or risk reduction transaction;

•        persons that purchased or sell their shares of Tingo common stock as part of a wash sale;

•        certain former citizens or long-term residents of the United States or persons whose functional currency is other than the U.S. dollar;

•        persons that are not U.S. holders;

•        persons whose Tingo common stock is “qualified small business stock” within the meaning of Sections 1245 or 1202 of the Code;

•        persons who exercise appraisal or dissenters’ rights’;

•        persons who acquired their Tingo common stock through the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan; and

•        persons who actually or constructively hold (or actually or constructively held at any time during the five-year period ending on the date of the combination) 5% or more of the shares of Tingo common stock.

THE TAX CONSEQUENCES OF THE COMBINATION TO A HOLDER OF TINGO COMMON STOCK MAY BE COMPLEX AND WILL DEPEND ON SUCH HOLDER’S SPECIFIC SITUATION AND FACTORS NOT WITHIN TINGO’S OR MICT’S CONTROL. ALL TINGO STOCKHOLDERS SHOULD CONSULT THEIR TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES OF THE COMBINATION TO THEM IN THEIR PARTICULAR CIRCUMSTANCES, INCLUDING THE APPLICABILITY AND EFFECT OF THE ALTERNATIVE MINIMUM TAX AND ANY U.S. FEDERAL, U.S. STATE OR LOCAL, NON-U.S. OR OTHER TAX LAWS AND OF POTENTIAL CHANGES IN SUCH LAWS.

U.S. Holder Defined

For purposes of this discussion, a “U.S. holder” is a beneficial owner of Tingo common stock that, for U.S. federal income tax purposes, is:

•        an individual who is a citizen or resident of the United States;

•        a corporation (or other entity treated as a corporation for U.S. federal income tax purposes), created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•        an estate the income of which is subject to U.S. federal income tax regardless of its source; or

•        a trust (i) the administration of which is subject to the primary supervision of a U.S. court and which has one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code) who have the authority to control all substantial decisions of the trust or (ii) which has made a valid election under applicable U.S. Treasury regulations to be treated as a United States person.

If a partnership (including an entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds Tingo common stock, the tax treatment of a partner in the partnership generally will depend upon the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, if you are a partner in a partnership (including an entity or arrangement treated as a partnership for U.S. federal income tax purposes) that holds Tingo common stock, you should consult your tax advisor regarding the tax consequences to you of the combination.

Treatment of the Combination

MICT and Tingo intend for the combination to be treated as a “reorganization” within the meaning of Section 368(a) of the Code. MICT and Tingo have not requested, and do not intend to request, any opinion of counsel or ruling from the IRS with respect to the tax consequences of the combination, and the consummation of the combination is not conditioned on the combination qualifying as a “reorganization” within the meaning of Section 368(a) of the Code. There can be no assurance that the IRS will not assert, or that a court would not sustain, a position contrary to any of the conclusions set forth below. The following discussion, as it relates to the U.S. holders of Tingo common stock, assumes the combination will qualify as a “reorganization” within the meaning of Section 368(a) of the Code for U.S. federal income tax purposes.

U.S. Federal Income Tax Consequences of the Combination to U.S. Holders of Tingo Common Stock

Assuming that the combination is treated as described above in “— Treatment of the Combination”, the material U.S. federal income tax consequences of the combination to U.S. holders of Tingo common stock will be as follows:

•        a U.S. holder of Tingo common stock generally will not recognize any gain or loss for U.S. federal income tax purposes upon the exchange of eligible shares of Tingo common stock for shares of MICT common stock pursuant to the combination, except with respect to any cash received in lieu of fractional shares of MICT common stock (as discussed below);

•        the aggregate tax basis of the shares of MICT common stock received by a U.S. holder of Tingo common stock in the combination (including any fractional share of MICT common stock deemed received and exchanged for cash, as discussed below) will equal the aggregate adjusted tax basis of such U.S. holder’s eligible shares of Tingo common stock exchanged for such MICT common stock; and

•        the holding period of a U.S. holder of Tingo common stock in the MICT common stock received in exchange for eligible shares of Tingo common stock (including any fractional share of MICT common stock deemed received and exchanged for cash, as discussed below) will include the holding period of the Tingo common stock exchanged for such MICT common stock.

If a U.S. holder of Tingo common stock acquired different blocks of Tingo common stock at different times or at different prices, such U.S. holder’s basis and holding period in its shares of MICT common stock may be determined separately with reference to each block of Tingo common stock. Any such U.S. holder should consult its tax advisor regarding the tax bases and holding periods of the particular shares of MICT common stock received in the combination.

A U.S. holder of Tingo common stock who receives cash in lieu of fractional shares of MICT common stock generally will be treated as having received such fractional share pursuant to the combination and then as having sold such fractional share of MICT common stock for cash. As a result, such U.S. holder of Tingo common stock generally will recognize gain or loss equal to the difference between the amount of cash received and the portion of the U.S. holder’s aggregate adjusted tax basis in its Tingo common stock surrendered that is allocated to such fractional share of MICT common stock. Such gain or loss generally will be capital gain or loss, and will be long-term capital gain or loss if the U.S. holder’s holding period in the fractional share of MICT common stock deemed to be received exceeds one year at the effective time. The deductibility of capital losses is subject to limitation.

The combination is intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and MICT and Tingo intend to report the combination consistent with such qualification. Neither MICT nor Tingo intends to obtain a tax opinion from counsel or ruling from the IRS with respect to the tax consequences of the combination, and the consummation of the combination is not conditioned on the combination being treated as a “reorganization” within the meaning of Section 368(a) of the Code. If the IRS or a court determines, contrary to the intent of the parties, that the combination should not be treated as a “reorganization” within the meaning of Section 368(a) of the Code, a U.S. holder of Tingo common stock would generally recognize taxable gain or loss upon the exchange of Tingo common stock for MICT common stock pursuant to the combination.

Information Reporting and Backup Withholding

Information returns may be required to be filed with the IRS in connection with the combination. Further, the consideration payable to U.S. holders in connection with the combination may be subject to deduction or withholding as required under applicable law. A U.S. holder of Tingo common stock may be subject to U.S. backup withholding on any cash payments made pursuant to the combination unless such holder provides proof of an applicable exemption or a correct taxpayer identification number, generally by supplying an IRS Form W-9, and otherwise complies with the applicable requirements of the backup withholding rules. Any amounts withheld under the U.S. backup withholding rules or otherwise is not an additional tax and will generally be allowed as a refund or credit against the U.S. holder’s U.S. federal income tax liability, if any, provided that the U.S. holder timely furnishes the required information to the IRS.

THE PRECEDING DISCUSSION IS INTENDED ONLY AS A SUMMARY OF THE MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE COMBINATION. IT IS NOT A COMPLETE ANALYSIS OR DISCUSSION OF ALL POTENTIAL TAX EFFECTS THAT MAY BE IMPORTANT TO A PARTICULAR U.S. HOLDER. TINGO STOCKHOLDERS ARE STRONGLY URGED TO CONSULT WITH THEIR OWN TAX ADVISORS ABOUT THE SPECIFIC TAX CONSEQUENCES OF THE COMBINATION TO THEM IN THEIR PARTICULAR CIRCUMSTANCES, INCLUDING TAX REPORTING REQUIREMENTS AND THE APPLICABILITY AND EFFECT OF ANY U.S. FEDERAL, U.S. STATE OR LOCAL, NON-U.S. OR OTHER TAX LAWS AND OF POTENTIAL CHANGES IN SUCH LAWS.

COMPARISON OF STOCKHOLDERS’ RIGHTS

MICT and Tingo are Delaware corporations and the rights of MICT stockholders and Tingo stockholders are governed by the DGCL. Tingo stockholders’ rights are also governed by the Tingo charter and bylaws. If the combination is completed, the rights of Tingo stockholders who become MICT stockholders will be governed by the MICT charter and bylaws.

As MICT and Tingo are both Delaware corporations, the rights of MICT stockholders and Tingo stockholders are not materially different. However, there are certain differences in the rights of MICT stockholders under the MICT charter and bylaws and of Tingo stockholders under the Tingo charter and bylaws, as summarized in the table below. This summary does not purport to be a complete statement of all the differences, or a complete description of the specific provisions referred to. Further, the identification of specific differences is not intended to indicate that other equally or more significant differences do not exist. MICT stockholders and Tingo stockholders should carefully read the relevant provisions of the MICT charter, the MICT bylaws, the Tingo charter, the Tingo bylaws and the DGCL. Copies of the documents referred to in this summary may be obtained as described in the section titled “Where You Can Find More Information.”

MICT	Tingo
Authorized and Outstanding Capital Stock

MICT is authorized to issue 440,000,000 shares of stock, consisting of 425,000,000 shares of common stock, par value $0.001 per share, and 15,000,000 shares of undesignated preferred stock, par value $0.001 per share.

Tingo is authorized to issue 2,500,000,000 shares of stock, consisting of 2,250,000,000 shares of Class A common stock, par value $0.001 per share, 200,000,000 shares of Class B common stock, par value $0.001 per share, and 50,000,000 shares of undesignated preferred stock, par value $0.001 per share.

If the MICT charter amendment proposal is approved at the MICT special meeting, MICT will file an amendment to MICT’s charter to provide that MICT is authorized to issue       shares of stock, consisting of        shares of common stock, par value $0.001 per share, and 5,000,000] shares of undesignated preferred stock, par value $0.001 per share.

At the close of business on the Tingo record date, there were 1,227,516,211 shares of Tingo Class A common stock and 65,000,000 shares of Tingo Class B common stock issued and outstanding.
At the close of business on the MICT record date, there were shares of MICT common stock and shares of preferred stock issued and outstanding.

Rights of Preferred Stock

MICT is authorized to issue preferred stock in one or more series, of which the number of authorized shares may be increased or decreased (but not below the number of shares thereof then outstanding). The MICT board of directors may provide, by resolution or resolutions duly adopted by it prior to issuance, for the creation of each such series and to fix the designation and the powers, preferences, rights, qualifications, limitations and restrictions relating to the shares of each such series.

Tingo is authorized to issue preferred stock in one or more series, of which the number of authorized shares may be increased or decreased (but not below the number of shares thereof then outstanding), and by filing a certificate in accordance with the NRS, to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers, preferences and rights of the shares of each such series and the qualifications, limitations or restrictions thereof.

MICT	Tingo
Voting Rights

Each stockholder is entitled to one vote for each share having voting power held by the stockholder.

The vote by the holders of a majority of the shares voted on any matter at a meeting of stockholders at which a quorum is present shall be the act of the stockholders on that matter, unless the vote of a greater number is required by law, by the MICT charter, or by these bylaws; provided, however, that directors shall be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors.

Except as otherwise provided under the NRS, the holders of Tingo Class A common stock and Tingo Class B common stock shall vote together as a single voting group on all matters submitted to a vote of Tingo’s stockholders. No holder of shares of Tingo common stock shall have the right to cumulate votes. Each holder of Tingo Class A common stock is entitled to one (1) vote for each share of Tingo Class A common stock held as of the applicable record date on any matter submitted to a vote of Tingo’s stockholders. Each holder of Tingo Class B common stock is entitled to ten (10) votes for each share of Tingo Class B common stock held as of the applicable record date on any matter submitted to a vote of Tingo’s stockholders.

Except as otherwise provided by statute, by applicable stock exchange rules, by the Tingo charter or by the Tingo bylaws, in all matters other than the election of directors, the affirmative vote of the holders of a majority of the voting power of the shares present in person, by remote communication, if applicable, or represented by proxy at the meeting and entitled to vote on the subject matter shall be the act of the stockholders.

Distributions and Dividends
The MICT board of directors may make distributions to its stockholders (including, without limitation, dividends and distributions involving acquisition of MICT’s shares).

The Tingo board of directors may declare dividends payable to the holders of its capital stock. Dividends may be paid out of any assets or funds of Tingo legally available for the payment of dividends.

Tingo’s board of directors may set apart out of any of the funds available for dividends a reserve or reserves for any proper purpose and may abolish any such reserve. Such purposes shall include but are not limited to equalizing dividends, repairing or maintaining any property of Tingo, and meeting contingencies.

Quorum

The MICT bylaws provide that, unless otherwise provided by law, the holders of a majority of the shares issued, outstanding and entitled to vote, present in person or represented by proxy, constitutes a quorum at all meetings of the stockholders.

The Tingo bylaws provide that the presence, in person, by remote communication, if applicable, or by proxy duly authorized, of the holders of a majority of the voting power of all the issued and outstanding stock entitled to vote will constitute a quorum, except to the extent that the presence of a larger number may be required by the law or the rules of any stock exchange upon which Tingo’s securities are listed. Where a separate vote by a class or series is required, a majority of the voting power of all issued and outstanding shares of such class or series, present in person, by remote communication, if applicable, or represented by proxy duly authorized, shall constitute a quorum entitled to take action with respect to that vote on that matter, except as otherwise provided by law, the Tingo

MICT	Tingo

charter or the Tingo bylaws. If a quorum is not present or represented at any meeting of stockholders, then the chairperson of the meeting or the holders of the majority in voting power of the stock entitled to vote thereat, present in person or represented by proxy, shall have power to adjourn the meeting from time to time in accordance with Section 2.4 of Tingo’s bylaws.

Record Date

The MICT board of directors may fix a record date for purposes of, among other things, determining the rights of stockholders to notice of or to vote at any stockholder meeting and determining the identity of stockholders entitled to receive payment of any dividend or other distribution.

The record date cannot be more than sixty (60) nor less than ten (10) days before the date of the meeting, nor more than sixty (60) days prior to any other action.

If no record date is fixed, then (i) the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders will be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held, (ii) the record date for determining stockholders entitled to consent to corporate action in writing without a meeting, when no prior action by the MICT board of directors is required, shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to MICT in the manner provided by law, (iii) the record date for determining stockholders entitled to consent to corporate action in writing without a meeting when prior action by the MICT board of directors is required, shall be at the close of business on the day on which the board of directors adopts the resolution taking such prior action, and (iv) the record date for determining stockholders for any other purpose will be at the close of business on the day on which the board of directors adopts the resolution relating thereto.

The Tingo board of directors may fix a record date to determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action.

If the Tingo board of directors fixes a date to determine the stockholders entitled to notice of any meeting of stockholders or any adjournment thereof, such date shall also be the record date for determining the stockholders entitled to vote at such meeting unless the board of directors determines, at the time it fixes such record date, that a later date on or before the date of the meeting shall be the date for making such determination.

The record date (i) shall not precede the date upon which the resolution fixing the record date is adopted by the Tingo board of directors, (ii) shall not be more than sixty (60) nor less than ten (10) days before the date of any such meeting of the stockholders, and (iii) shall not be more than sixty (60) days prior to any other action.

If no record date is fixed by the Tingo board of directors, then (i) the record date for determining stockholders entitled to notice of and to vote at a meeting of stockholders will be at the close of business on the day next preceding the day on which notice is given or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held, and (ii) the record date for determining stockholders for any other purpose will be at the close of business on the day on which the Tingo board of directors adopts the resolution relating thereto.

A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Tingo board of directors may fix a new record date for determination of stockholders entitled to vote at the adjourned meeting, and in such case shall also fix as the record date for stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for determination of stockholders entitled to vote at the adjourned meeting.

MICT	Tingo
Number of Directors

The MICT bylaws provide that the number of directors which shall constitute the whole board shall be not less than one nor more than ten. Within such specified limits, the number of directors shall be determined by resolution of the board of directors. There are currently five (5) MICT directors. In connection with the closing of the combination, MICT has agreed to expand the size of its board of directors from five (5) to seven (7) directors, and to appoint five (5) individuals to the MICT board of directors as designated by Tingo and approved by MICT.

The Tingo bylaws provide that the number of directors which shall constitute the whole board shall be not less than three (3) nor more than fifteen (15). The number of directors shall be fixed from time to time by a majority vote of the whole board, provided that the number of directors shall not be reduced so as to shorten the term of an incumbent director, and further provided that the number of directors shall never be less than one (1). There are currently ten (10) Tingo directors.

Election of Directors

Pursuant to the MICT bylaws, each director is elected by an affirmative vote of a plurality of the stock present in person or represented by proxy entitled to vote on the election of directors.

The MICT charter expressly provides that the election of directors need not be by written ballot unless the MICT bylaws so provide.

Directors are elected by a plurality of the votes cast by stockholders present in person or represented by proxy entitled to vote at an election of directors.

The Tingo charter expressly provides that the election of directors need not be by written ballot.

Cumulative Voting
MICT stockholders do not have cumulative voting rights.	Tingo stockholders do not have cumulative voting rights.

Removal of Directors

The MICT directors may be removed with or without cause, by the holders of a majority of the outstanding shares entitled to vote at an election of directors, unless otherwise restricted by the certificate of incorporation or by law.

The Tingo directors may be removed from office with or without cause by the holders of two-thirds of the outstanding voting securities of Tingo then entitled to vote at an election of directors, voting together as a single class.

Director Nominations by Stockholders

The MICT bylaws provide that stockholders who comply with the notice provisions set forth in the MICT bylaws, are a stockholder of record at the time of giving notice, on the record date for the applicable meeting of stockholders, and on the date of the applicable meeting of stockholders, and are entitled to vote at the annual meeting of stockholders may nominate a candidate to the MICT board of directors for election at such meeting. The notice requirements generally require that, among other things, the stockholder deliver a notice of any such nomination containing specified information and representations to MICT’s corporate secretary no later than ninety (90) days and no earlier than one hundred twenty (120) days prior to the anniversary of the date of the immediately preceding annual meeting of stockholders.

The Tingo bylaws provide that stockholders who comply with the notice provisions as set forth in the Tingo bylaws, are stockholders of record at the time of giving such notice and who are entitled to vote at the annual meeting of stockholders may nominate a person to the Tingo board of directors for election at the annual meeting. The notice requirements generally require that, among other things, the stockholder deliver a notice of such nomination containing specified information, including representations about the nominee and the stockholder, to Tingo’s corporate secretary, to be received no later than the 90th day and no earlier than the 120th day before the one-year anniversary of the preceding year’s annual meeting.

MICT	Tingo
Stockholder Proposals

Business may be properly brought before an annual meeting by any stockholder who complies with the notice provisions set forth in the MICT bylaws, is a stockholder of record at the time of giving notice, on the record date for the applicable meeting of stockholders, and on the date of the applicable meeting of stockholders, and is entitled to vote at the annual meeting.

The notice requirements generally require that, among other things, the stockholder deliver a notice of any such proposal containing specified information and representations to MICT’s corporate secretary. To be timely, a stockholder’s notice must generally be delivered to MICT’s corporate secretary no later than ninety (90) days and no earlier than one hundred twenty (120) days prior to the anniversary of the date of the immediately preceding annual meeting of stockholders.

Business may be properly brought before an annual meeting by any stockholder who complies with the notice provisions as set forth in the Tingo bylaws, is a stockholder of record at the time of giving such notice and who is entitled to vote at the annual meeting. The notice requirements generally require that, among other things, the stockholder deliver a notice of such proposal containing specified information, including representations about the proposal and the stockholder, to Tingo’s corporate secretary, to be received no later than the 90th day and no earlier than the 120th day before the one-year anniversary of the preceding year’s annual meeting.

Stockholder Action by Written Consent

The MICT bylaws provide that, unless otherwise provided in the certificate of incorporation, any action required to be taken at any annual or special meeting of stockholders of the corporation, or any action that may be taken at any annual or special meeting of such stockholders, subject to the notice provisions set forth in the MICT bylaws, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing.

The Tingo bylaws provide that, unless otherwise provided in the certificate of incorporation, any action required to be taken at any annual or special meeting of stockholders of the corporation, or any action that may be taken at any annual or special meeting of such stockholders, subject to the notice provisions set forth in the Tingo bylaws, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing.

Special Stockholder Meetings

Except as otherwise required by statute or the certificate of incorporation, a special meeting of stockholders may only be called by the President, Secretary or the Chairman of the Board of Directors, if any, (i) at the request in writing of any two or more of the directors, or one director if only one director is then in office, or (ii) at the request in writing of holders of shares representing at least 30% of the shares of stock that would be entitled to be voted on matters if the meeting were held on the day such request is received and the record date for such meeting were the close of business on the preceding day. The only matters to be brought before a special meeting are those specified in the meeting notice.

A special meeting of stockholders may only be called by the board of directors pursuant to a resolution adopted by a majority of the whole board. The only matters to be brought before a special meeting are those matters brought by or at the direction of the board of directors and specified in the meeting notice.

MICT	Tingo
Notice of Stockholder Meetings

Whenever stockholders are required or permitted to take any action at a meeting, they must be given notice that states the place, date and hour of the meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called. Notice of any meeting shall be given not less than the (10) nor more than sixty (60) days before the date of the meeting to each stockholder entitled to vote at such meeting as of the record date for determining the stockholders entitled to notice of the meeting.

Whenever stockholders are required or permitted to take any action at a meeting, they must be given notice that states the place, if any, date and hour of the meeting, the means of remote communications, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at such meeting, the record date for determining the stockholders entitled to vote at the meeting, if such date is different from the record date for determining stockholders entitled to notice of the meeting, and, in the case of a special meeting, the purpose of the meeting. Notice must be given no less than ten (10) and not more than sixty (60) days before the date of the meeting to each stockholder entitled to vote at such meeting as of the record date for determining the stockholders entitled to notice of the meeting, except as otherwise provided in the Tingo charter, bylaws or the NRS.

Adjournment of Stockholder Meetings

If a quorum is not present or represented at any meeting of the stockholders, the stockholders entitled to vote thereat, present in person or represented by proxy, have power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present or represented. At such adjourned meeting at which a quorum shall be present or represented any business may be transacted that might have been transacted at the meeting as originally notified. If the adjournment is for more than thirty (30) days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

If a quorum is not present or represented at any meeting of stockholders, then the chairperson of the meeting or the holders of a majority in voting power of the stock entitled to vote thereat, present in person or represented by proxy, shall have power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present or represented. At the adjourned meeting at which a quorum shall be present or represented, Tingo may transact any business which might have been transacted at the original meeting. If the adjournment is for more than thirty (30) days or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

Limitation of Personal Liability of Directors

The MICT charter provides that no MICT director will be personally liable to MICT or its stockholders for monetary damages for breach of his or her fiduciary duty as a director, except (i) for breach of the director’s duty of loyalty, (ii) for acts or omissions not in good faith or involving intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit.

The Tingo charter provides that, to the fullest extent permitted by Nevada law, no Tingo director shall be personally liable to Tingo or its stockholders for or with respect to any acts or omissions in the performance of his or her duties as a director.

Notwithstanding the foregoing provision of the Tingo charter, Nevada law includes statutory exculpation of directors and officers that does not require the adoption of particular provisions in the company’s charter. In particular, NRS 78.138(7) provides that, except under certain limited circumstances provided by other provisions of the NRS, or unless the charter provides for greater liability, a director or officer is not individually liable to the corporation or its stockholders for any damages as a result of any act or failure to act in his or her capacity as a director or officer unless it is proven that: (1) the director’s or officer’s act or failure to act constituted a breach of his or her fiduciary duties as a director or officer; and (2) the breach of those duties involved intentional misconduct, fraud or a knowing violation of law.

MICT	Tingo
Indemnification of Directors and Officers

The MICT charter provides that MICT shall indemnify each of MICT’s directors and officers in each and every situation where, under Section 145 of the DGCL, as amended from time to time (“Section 145”), MICT is permitted or empowered to make such indemnification. MICT may, in the sole discretion of the board of directors of MICT, indemnify any other person who may be indemnified pursuant to Section 145 to the extent that the board of directors deems advisable, as permitted by Section 145.

The MICT bylaws provide that any person who at any time serves or has served as a director or officer of MICT, or in such capacity at the request of MICT for any other foreign or domestic corporation, partnership, joint venture, trust or other enterprise, or as trustee or administrator under an employee benefit plan, shall have a right to be indemnified by MICT to the fullest extent permitted by law against (a) reasonable expenses, including attorneys’ fees, actually and necessarily incurred by him in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, and whether or not brought by or on behalf of MICT, seeking to hold him liable by reason of the fact that he is or was acting in such capacity, and (b) reasonable payments made by him in satisfaction of any judgment, money decree, fine, penalty or settlement for which he may have become liable in any such action, suit or proceeding. To the extent permitted by law, expenses incurred by a director or officer in defending a civil or criminal action, suit or proceeding shall be paid by MICT in advance of the final disposition of such action, suit or proceeding, upon receipt of an undertaking by or on behalf of such director or officer to repay such amount unless it shall ultimately be determined that he is entitled to be indemnified hereunder by MICT. If a person claiming a right to indemnification obtains a non-appealable judgment against MICT requiring it to pay substantially all of the amount claimed, the claimant shall be entitled to recover from MICT the reasonable expense (including reasonable legal fees) of prosecuting the action against MICT to collect the claim. Notwithstanding the foregoing provisions, MICT shall indemnify or agree to indemnify any person against liability or litigation expense he may incur if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, if he had no reasonable cause to believe his action was unlawful.

The Tingo bylaws provide that Tingo shall indemnify its directors and officers in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was a director or an officer of the corporation or is or was serving at the request of the corporation as a director, officer or trustee of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan, whether the basis of such proceeding is alleged action in an official capacity as a director, officer or trustee or in any other capacity while serving as a director, officer or trustee, to the fullest extent permitted by Nevada law, against all expense, liability and loss (including attorneys’ fees, judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement) reasonably incurred or suffered by such director or officer in connection therewith; provided, however, that Tingo, except with respect to proceedings to enforce rights to indemnification as provided in Section 6.3 of the Tingo bylaws, shall only be required to indemnify such director or officer, as the case may be, if such proceeding was authorized by the Tingo board of directors.

Tingo also has the power to indemnify its employees and other agents as set forth in the NRS or any other applicable law. The Tingo board of directors shall have the power to delegate the determination of whether indemnification shall be given to any such person except executive officers to such officers or other persons as the Tingo board of directors shall determine.

The Tingo bylaws further provide that Tingo has the power to advance expenses to its directors, officers, employees and other agents, including in connection with the indemnification proceedings described in this section, to the fullest extent permitted by law.

MICT	Tingo
Rights Upon Liquidation

In the event of any dissolution, liquidation or winding-up of the affairs of MICT, after payment or provision for payment of the debts or other liabilities of MICT, the holders of all then outstanding shares of preferred stock of each series shall be entitled to receive, out of the net assets of MICT, an amount in cash for each share equal to the amount fixed by the MICT board of directors for such series of preferred stock together with all cumulative dividends accrued thereon to the date fixed for distribution and not theretofore paid or declared and set apart for payment in full before any distribution is made to the holders of junior shares.

Upon liquidation, dissolution or winding-up, the assets legally available for distribution to Tingo stockholders would be distributable ratably among the holders of Tingo Class A common stock.

Shares of Tingo Class B common stock are not entitled to any proceeds upon liquidation, dissolution, or winding up of Tingo.

Tingo’s board of directors may designate the powers, designations, preferences and relative, participation, optional or other rights, if any, and the qualifications, limitations or restrictions thereof, if any, including without limitation dividend rights, dividend rate, conversion rights, voting rights, rights and terms of redemption (including any sinking fund provisions), redemption price or prices and liquidation preferences of one or more series of preferred stock. The issuance of preferred stock could affect the rights of Tingo Class A common stock, including by impairing the liquidation rights of Tingo Class A common stock.

Stockholder Rights Plan

The DGCL does not include a statutory provision expressly validating stockholder rights plans. However, such plans have generally been upheld by the decisions of courts applying Delaware law. MICT does not have a stockholder rights plan currently in effect.

The NRS includes statutory provisions which validate stockholder rights plans, but Tingo does not have a stockholder rights plan currently in effect.

Certain Business Combinations

Section 203 of the DGCL generally prohibits a Delaware corporation from engaging in a business combination with an “interested stockholder” that acquires more than 15% but less than 85% of the corporation’s outstanding voting stock for three years following the time that person becomes an “interested stockholder” (generally defined as a holder who (i) together with its affiliates and associates, owns or (ii) is an affiliate or associate of the corporation and, together with that person’s affiliates and associates, has owned at any time within the previous three years, at least 15% of the corporation’s outstanding shares), unless prior to the date the person becomes an interested stockholder, the corporation’s board of directors approves either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder or the business combination is approved by the corporation’s board of directors and by the affirmative vote of at least two-thirds of the corporation’s outstanding voting stock that is not owned by the interested stockholder at a meeting of stockholders (and not by written consent) or other specified exceptions are met. The DGCL allows a corporation’s certificate of incorporation to contain a provision expressly electing not to be governed by Section 203, but the MICT charter has not opted out of Section 203.

The NRS contains provisions (NRS Sections 78.411 through 78.444, inclusive) which restrict specific types of business combinations between certain Nevada corporations and any person deemed to be an “interested stockholder” (generally defined as any person who is (i) the beneficial owner, directly or indirectly, of ten percent (10%) or more of the voting power of the outstanding voting shares of the corporation, or (ii) an affiliate or associate of the corporation who at any time within the two previous years was the beneficial owner, directly or indirectly, of ten percent (10%) or more of the voting power of the then-outstanding shares of the corporation). Such business combinations are restricted for two years after such person first becomes an “interested stockholder” unless the corporation’s board of directors approves the combination (or the transaction by which such person becomes an “interested stockholder”) in advance, or unless the combination is approved by the board of directors and sixty percent (60%) of the corporation’s voting power not beneficially owned by the interested stockholder, its affiliates and associates at an annual or special meeting of the stockholders. Furthermore, in the absence of prior approval certain restrictions may apply even after the expiration of such two-year period. These statutes, however, do not apply

MICT	Tingo

The DGCL permits a Delaware corporation’s certificate of incorporation to provide for a greater vote for a merger, consolidation or sale of substantially all the assets of a corporation than the vote described above. The MICT charter does not require a greater vote.

to any combination of a corporation and an interested stockholder after the expiration of four years after the person first became an interested stockholder.

The NRS contains provisions expressly permitting a corporation to elect to not be governed by, and otherwise opt out of, the provisions of NRS 78.411 to 78.444. Tingo has, in its charter, elected to not be governed by NRS 78.411 to 78.444.

Exclusive Forum

The MICT charter provides that whenever a compromise or arrangement is proposed between MICT and its creditors or any class of them and/or between MICT and its stockholders or any class of them, any court of equitable jurisdiction within the State of Delaware may, on the application in a summary way of MICT or on the application of any receiver or receivers appointed for MICT under Section 291 of the DGCL or on the application of trustees in dissolution or of any receiver or receivers appointed for MICT under Section 279 of the DGCL, order a meeting of the creditors or class of creditors, and/or of the stockholders or class of stockholders of MICT, as the case may be, to be summoned in such manner as the said court directs. If a majority in number representing three-fourths in value of the creditors or class of creditors, and/or of the stockholders or class of stockholders of MICT, as the case may be, agree to any compromise or arrangement and to any reorganization of MICT as consequence of such compromise or arrangement, the said compromise or arrangement and the said reorganization shall, if sanctioned by the court to which the said application has been made, be binding on all the creditors or class of creditors, and/or on all the stockholders or class of stockholders of MICT as the case may be, and also on MICT.

The Tingo charter and bylaws do not include exclusive forum provisions.

DISSENTER’S RIGHTS OF APPRAISAL

Under the NRS, stockholders have the right to dissent and exercise dissenters’ rights only with respect to forms of corporate mergers, conversions and exchanges and not in the case of certain other fundamental change such as the sale of all or substantially all of the assets of the corporation or amendments to the articles of incorporation, unless so provided in the corporation’s articles of incorporation, bylaws or a resolution of the board of directors provides that voting or nonvoting stockholders are entitled to dissent and obtain payment for their shares. Stockholders who have neither voted in favor of nor consented to the merger have the right to seek appraisal of their shares by demanding payment in cash for their shares equal to the fair value of such shares. Fair value is determined by a court in an action timely brought by the stockholders who have properly demanded appraisal of their shares. In addition, under the NRS, dissenters’ rights are not available for any shares of the surviving corporation if the merger did not require the vote of the stockholders of the surviving corporation.

Under Nevada law, Tingo stockholders have the right to dissent from the merger and to receive payment in cash for the “fair value” of their shares of common stock.

Tingo stockholders electing to exercise dissenters’ rights must comply with the provisions of the NRS sections 92A.300 through 92A.500, in order to perfect their rights. The following is intended as a brief summary of the material provisions of the procedures that a stockholder must follow in order to dissent from the merger and perfect dissenters’ rights. This summary, however, is not a complete statement of all applicable requirements and is qualified in its entirety by reference to the applicable Nevada statutes, the full text of which is set forth in Annex J hereto.

This proxy statement/prospectus also functions as a dissenters’ notice pursuant to NRS 92A.430. In addition, a copy of the dissenters’ rights provisions of NRS sections 92A.300 through 92A.500 are attached to this proxy statement/prospectus as Annex J.

A stockholder who wishes to assert dissenters’ rights must, within 30 days from the date this proxy statement/prospectus is delivered to such stockholder, deliver to Tingo:

•        Written notice of the stockholder’s demand for payment for the stockholder’s shares if the merger is completed;

•        The stockholder’s stock certificates representing the shares of common stock held by such stockholder; and

•        Certification that the stockholder acquired beneficial ownership of the shares before the date this proxy statement/prospectus was mailed to stockholders.

A stockholder wishing to deliver a notice asserting dissenters’ rights should hand-deliver or mail the notice, such stockholder’s stock certificates, and the certification to the following address:

Tingo, Inc.
Attention: Corporate Secretary
43 West 23rd Street, 2nd Floor
New York, NY 10010

A stockholder who wishes to exercise dissenters’ rights generally must dissent with respect to all of the shares the stockholder owns. However, if a record stockholder is a nominee for several beneficial stockholders, some of whom wish to dissent and some of whom do not, then the record holder may dissent with respect to all the shares beneficially owned by any one person by notifying Tingo in writing of the name and address of each person on whose behalf the record stockholder asserts dissenters’ rights. A beneficial stockholder may assert dissenters’ rights directly by submitting to Tingo the record stockholder’s written consent to the dissent not later than the time the beneficial stockholder asserts dissenters’ rights, and by dissenting with respect to all the shares of which such stockholder is the beneficial stockholder or which such stockholder has the power to direct the vote.

LEGAL MATTERS

The legality of the shares of MICT common stock offered hereby will be passed upon for MICT by Ellenoff Grossman & Schole LLP.

EXPERTS

MICT

The consolidated financial statements of MICT, Inc. for the year ended December 31, 2020, included in this registration statement have been included in reliance on the report of Ziv Haft, a BDO member firm, an independent registered public accounting firm. The consolidated financial statements of MICT, Inc. for the year ended December 31, 2021, included in this registration statement have been included in reliance on the report of Friedman LLP, an independent registered public accounting firm. Such consolidated financial statements are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

Tingo

The consolidated financial statements of Tingo Inc. appearing in Tingo Inc.’s Amendment No. 2 to Annual Report on Form 10-K/A for the year ended December 31, 2021 have been audited by Gries and Associates, LLC, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. The consolidated financial statements of Tingo Inc. appearing in Tingo Inc.’s Amendment No. 2 to Annual Report on Form 10-K/A for the year ended December 31, 2020 have been audited by Olayinka Oyebola & Co., independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

CERTAIN BENEFICIAL OWNERS OF MICT COMMON STOCK

The following table sets forth certain information with respect to the beneficial ownership of MICT common stock as of            , 2022, for:

•        each member of the MICT board of directors;

•        each named executive officer of MICT;

•        the members of the MICT board of directors and MICT’s current executive officers as a group; and

•        each person known by MICT to beneficially own 5% or more of the outstanding shares of MICT common stock.

MICT has determined beneficial ownership in accordance with the rules of the SEC, and therefore it represents sole or shared voting or investment power with respect to MICT’s securities. Unless otherwise indicated below, to MICT’s knowledge, the persons and entities named in the table below have sole voting and sole investment power with respect to all shares that they beneficially own, subject to community property laws where applicable. MICT has deemed shares of MICT common stock subject to options and restricted stock units outstanding as of            , 2022 that were exercisable or issuable or will become exercisable or issuable within 60 days of            , 2022 to be outstanding and to be beneficially owned by the person holding the option or restricted stock unit for the purpose of computing the percentage ownership of that person, but has not treated them as outstanding for the purpose of computing the percentage ownership of any other person.

MICT has based percentage ownership of MICT common stock on 129,566,207 shares of MICT common stock outstanding as of            , 2022.

Pre-Closing Beneficial Ownership Table

The following table provides information about our Common Stock that may be issued upon the exercise of options, warrants and rights under all of our existing equity compensation plans as of June 10, 2022.

Name	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned(1)
5% Stockholders
Darren Mercer(6)	15,620,939	7.9%

Directors and Named Executive Officers
Moran Amran(2)	182,500	0.09%
Yehezkel (Chezy) Ofir(3)	257,500	0.13%
Darren Mercer(6)	15,620,939	7.9%
John McMillan Scott(4)	420,000	0.21%
Robert John Benton(5)	100,000	0.05%
Hao (Kevin) Chen(7)	100,000	0.05%
Sir David Trippier(8)	40,000	0.02%
Directors and executive officers as a group (7 persons)(9)	16,720,939	6.47%

____________

*        Less than one percent

(1)      Applicable percentage ownership is based on 197,858,083 shares of common stock outstanding as of June 10, 2022, together with securities exercisable or convertible into shares of common stock within 60 days of June 10, 2022 for each stockholder. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Shares of common stock that are currently exercisable or exercisable within 60 days of June 10, 2022 are deemed to be beneficially owned by the person holding such securities for the purpose of computing the percentage of ownership of such person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

(2)      Includes 57,500 shares of common stock and 125,000 shares of common stock issuable upon the exercise of stock options owned by Mrs. Amran.

(3)      Includes 235,000 shares of common stock and 22,500 shares of common stock issuable upon the exercise of stock options owned by Mr. Ofir.

(4)      Includes 300,000 shares of common stock and 120,000 shares of common stock issuable upon the exercise of stock options owned by Mr. Scott.

(5)      Includes 40,000 shares of common stock and Includes 60,000 shares of common stock issuable upon the exercise of stock options owned by Mr. Benton.

(6)      Includes 15,620,939 shares of common stock owned by Mr. Mercer.

(7)      Includes 100,000 shares of common stock owned by Mr. Hao and the remaining balance of 100,000 shares will be issued on or before May 10, 2023, subject to performance.

(8)      Includes 40,000 shares of common stock owned by Sir David Trippier.

(9)      Includes 327,500 shares of common stock issuable upon the exercise of stock options beneficially owned by the referenced persons.

CERTAIN BENEFICIAL OWNERS OF TINGO COMMON STOCK

Tingo Class A Common Stock

The following table shows the amount of Tingo’s Class A common stock beneficially owned (unless otherwise indicated) as of July 22, 2022, by (1) any person known to Tingo to be the beneficial owner of more than 5% of the outstanding shares of Tingo’s Class A common stock, (2) each director of Tingo, (3) each named executive officer, and (4) all directors/director nominees and executive officers as a group. The applicable percentage ownership is based upon 1,227,516,211 shares of Class A common stock issued and outstanding.

The number of shares of Class A Common stock beneficially owned by each entity, person, director, or executive officer of Tingo is determined under SEC rules and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares as to which the entity or individual has sole or shared voting power or investment power and also any shares that the entity or individual had the right to acquire as of July 22, 2022, or within 60 days after July 22, 2022, through the exercise of any stock option or other right. Unless otherwise indicated, to our knowledge, each individual has sole investment and voting power, or shares such powers with his or her spouse, with respect to the shares set forth in the table.

Name	Sole Voting and Investment Power	Other Beneficial Ownership	Total	Percent of Class Outstanding
Adewale Adebayo	6,153,775	—	6,153,775	*
Rory Bowen(1)	6,573,447	—	6,573,447	*
John Brown	10,000,000	—	10,000,000	*
Christopher Cleverly	11,573,447	—	11,573,447	*
Kenneth Denos(1)	11,573,447	—	11,573,447	*
Christophe Charlier	10,000,000	—	10,000,000	*
Gurjinder Johal	6,500,000	—	6,500,000	*
Leslie Kasumba	1,229,378	—	1,229,378	*
Dozy Mmobuosi(2)	148,309,577	741,203,173	889,512,750	72.46%
Onyekachi Onubogu	6,376,273	—	6,376,273	*
Dakshesh Patel	11,573,447	—	11,573,447	*
Derrick Randall	6,146,894	—	6,146,894	*
Tingo International Holdings, Inc.	741,203,173	—	741,203,173	60.38%
All directors and executive officers as a group (12 persons)	236,009,685	741,203,173	977,212,858	79.61%

____________

*        Indicates less than one percent.

(1)      Mr. Bowen serves as Tingo’s Chief of Staff. Mr. Denos serves as Tingo’s Executive Vice President and General Counsel, neither of Messrs. Bowen or Denos are directors of Tingo.

(2)      Includes 741,203,173 shares held by Tingo International Holdings, Inc. of which Mr. Mmobuosi is the Chief Executive Officer and controlling beneficial owner.

Tingo Class B Common Stock

The following table shows the amount of Tingo’s Class B common stock beneficially owned (unless otherwise indicated) as of July 22, 2022, by (1) any person known to Tingo to be the beneficial owner of more than 5% of the outstanding shares of Tingo’s Class B common stock, (2) each director of Tingo, (3) each named executive officer, and (4) all directors and executive officers as a group. The applicable percentage ownership is based upon 65,000,000 shares of Class B common stock issued and outstanding.

The number of shares of Class B Common stock beneficially owned by each entity, person, director, or executive officer of Tingo is determined under SEC rules and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares as to which the entity or individual has sole or shared voting power or investment power and also any shares that the entity or individual had the right to acquire as of July 22, 2022, or within 60 days after July 22, 2022, through the exercise of any stock option or other right. Unless otherwise indicated, to our knowledge, each individual has sole investment and voting power, or shares such powers with his or her spouse, with respect to the shares set forth in the table.

Name	Sole Voting and Investment Power	Other Beneficial Ownership	Total	Percent of Class Outstanding
Adewale Adebayo	—	—	—	*
Rory Bowen(1)	—	—	—	*
John Brown	—	—	—	*
Christopher Cleverly	—	—	—	*
Kenneth Denos(1)	—	—	—	*
Christophe Charlier	—	—	—	*
Gurjinder Johal	—	—	—	*
Leslie Kasumba	—	—	—	*
Dozy Mmobuosi	61,000,000	—	61,000,000	93.85%
Onyekachi Onubogu	—	—	—	*
Dakshesh Patel	—	—	—	*
Derrick Randall	—	—	—	*
All directors and executive officers as a group (12 persons)	61,000,000	—	61,000,000	93.85%

____________

*        Indicates less than one percent.

(1)      Mr. Bowen serves as Tingo’s Chief of Staff. Mr. Denos serves as Tingo’s Executive Vice President and General Counsel, neither of Messrs. Bowen or Denos are directors of Tingo.

Combined Voting Power of Tingo Class A and Class B Common Stock

The following table shows the total combined voting power of Tingo’s Class A and Class B common stock beneficially owned (unless otherwise indicated) as of July 22, 2022, by (1) any person known to Tingo to be the beneficial owner of more than 5% of the outstanding shares of Tingo’s Class A common stock, (2) each director of Tingo, (3) each named executive officer, and (4) all directors and executive officers as a group. The applicable percentage ownership is based upon 1,877,516,211 votes, represented by 1,227,516,211 shares of Class A common stock issued and outstanding (1,227,516,211 votes) and 65,000,000 shares of Class B common stock issued and outstanding (650,000,000 votes).

The number of votes held by each entity, person, director, or executive officer of Tingo is determined under SEC rules and the information is not necessarily indicative of beneficial ownership of our securities for any other purpose. Under such rules, beneficial ownership includes any shares as to which the entity or individual has sole or shared voting power or investment power and also any shares that the entity or individual had the right to acquire as of July 22, 2022, or within 60 days after July 22, 2022, through the exercise of any stock option or other right. Unless otherwise indicated, to our knowledge, each individual has sole investment and voting power, or shares such powers with his or her spouse, with respect to the shares set forth in the table.

Name	Class A Common Stock Votes	Class B Common Stock Votes	Total	Percent of Total Votes
Adewale Adebayo	6,153,775	—	6,153,775	*
Rory Bowen(1)	6,573,447	—	6,573,447	*
John Brown	10,000,000	—	10,000,000	*
Christopher Cleverly	11,573,447	—	11,573,447	*
Kenneth Denos(1)	11,573,447	—	11,573,447	*
Christophe Francois Charlier	10,000,000	—	10,000,000	*
Gurjinder Johal	6,500,000	—	6,500,000	*
Leslie Kasumba	1,229,378	—	1,229,378	*
Dozy Mmobuosi(2)	889,512,750	610,000,000	1,499,512,750	79.87%
Onyekachi Onubogu	6,376,273	—	6,376,273	*
Dakshesh Patel	11,573,447	—	11,573,447	*
Derrick Randall	6,146,894	—	6,146,894	*
Tingo International Holdings, Inc.	741,203,173	—	741,203,173	39.48%
All directors and executive officers as a group (12 persons)	977,212,858	610,000,000	1,587,212,858	84.54%

____________

*        Indicates less than one percent.

(1)      Mr. Bowen serves as Tingo’s Chief of Staff. Mr. Denos serves as Tingo’s Executive Vice President and General Counsel, neither of Messrs. Bowen or Denos are directors of Tingo.

(2)      Includes 741,203,173 shares held by Tingo International Holdings, Inc. of which Mr. Mmobuosi is the Chief Executive Officer and controlling beneficial owner.

CERTAIN BENEFICIAL OWNERS OF COMBINED COMPANY COMMON STOCK

The following table sets forth certain information with respect to the beneficial ownership of the combined company common stock as of July 25, 2022, for:

•        each member of the post-closing MICT board of directors;

•        each named executive officer of the combined company;

•        the members of the post-closing MICT board of directors and the combined company’s executive officers as a group; and

•        each person known by the combined company to beneficially own 5% or more of the outstanding shares of the combined company common stock.

The combined company has determined beneficial ownership in accordance with the rules of the SEC, and therefore it represents sole or shared voting or investment power with respect to the combined company’s securities. Unless otherwise indicated below, to the combined company’s knowledge, the persons and entities named in the table below have sole voting and sole investment power with respect to all shares that they beneficially own, subject to community property laws where applicable. The combined company has deemed shares of the combined company common stock subject to options and restricted stock units outstanding as of July 25, 2022 that were exercisable or issuable or will become exercisable or issuable within 60 days of July 25, 2022 to be outstanding and to be beneficially owned by the person holding the option or restricted stock unit for the purpose of computing the percentage ownership of that person, but has not treated them as outstanding for the purpose of computing the percentage ownership of any other person.

The expected beneficial ownership of the combined company has been determined based upon the following: (i) the issuance of new shares of MICT to the holders of Class A common stock of Tingo based on the aggregate ownership ratio of 3.444 shares of new MICT common stock for each share of Tingo Class A common stock as described herein, and (ii) none of the persons set forth in the table below has purchased shares of common stock of MICT or Tingo between the date of this Joint Proxy Statement and completion of the merger, (ii) [add other assumptions].

Post-Closing Beneficial Ownership Table

Name and Address of Beneficial Owner(1)	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned
5% Stockholders
Tingo International Holdings, Inc.	276,983,711	46.80%

Directors and Named Executive Officers
Rory Bowen	2,456,462	*
John J. Brown	3,736,947	*
Kenneth Denos	4,324,936	*
Christophe Charlier	3,736,947	*
Gurjinder Johal	2,429,016	*
Darren Mercer	15,620,939	2.51%
Dozy Mmobuosi(2)	332,406,216	56.16%
Dakshesh Patel	4,324,936	*
John McMillan Scott(3)	420,000	* %
Directors and executive officers as a group (9 persons)	369,456,400	62.42%

____________

* Indicates less than one percent (1%)

(1)      Unless otherwise noted, the business address of each of the following entities or individuals is c/o MICT, Inc., 28 West Grand Avenue, Suite 3, Montvale, New Jersey 07645.

(2)      Includes 276,983,711 shares of common stock owned by Tingo International Holdings, Inc. of which Mr. Mmobuosi is the controlling stockholder.

(3)      Includes 100,000 shares of common stock and 100,000 shares of common stock issuable upon the exercise of stock options owned by Mr. Scott.

STOCKHOLDER PROPOSALS

MICT

MICT will hold an annual meeting of stockholders in 2022, which is referred to as the “MICT 2022 annual meeting,” regardless of whether the combination has been completed.

Any stockholder proposals intended to be presented at the MICT 2022 annual meeting and considered for inclusion in MICT’s proxy materials must be received by MICT on or before            , 2022. Such proposals must be submitted in writing to: MICT, Inc., Attn: Controller, Moran Amran, 28 West Grand Avenue, Suite 3, Montvale, New Jersey 07645. Such proposals must also meet the other requirements and procedures prescribed by Rule 14a-8 under the Exchange Act relating to stockholder proposals.

Under the MICT bylaws, nominees for director submitted by stockholders must have been received by MICT between            , 2022 and            , 2022. Such proposals must also meet the requirements set forth in the MICT bylaws.

HOUSEHOLDING OF PROXY MATERIALS

SEC rules permit companies and intermediaries such as brokers to satisfy delivery requirements for proxy statements and notices with respect to two or more stockholders sharing the same address by delivering a single proxy statement or a single notice addressed to those stockholders. This process, which is commonly referred to as “householding,” provides cost savings for companies.

MICT and Tingo have each previously adopted householding for stockholders of record. As a result, stockholders with the same address and last name may receive only one copy of this joint proxy statement/ prospectus from MICT or Tingo, as applicable. Registered MICT stockholders or Tingo stockholders (those who hold shares directly in their name with MICT’s or Tingo’s transfer agent) may opt out of householding and receive a separate joint proxy statement/prospectus or other proxy materials by sending a written request to MICT or Tingo, as applicable, at the address below.

Some brokers also household proxy materials, delivering a single proxy statement or notice to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. Once you have received notice from your broker that they will be householding materials to your address, householding will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in householding and would prefer to receive a separate proxy statement or notice, or if your household is receiving multiple copies of these documents and you wish to request that future deliveries be limited to a single copy, please notify your broker.

Requests for additional copies of this joint proxy statement/prospectus should be directed to, as applicable: MICT, Inc., 28 West Grand Avenue, Suite 3, Montvale, New Jersey 07645, Attn: Controller, Moran Amran, or by calling (972)9-8809935; or Corporate Secretary, Tingo, Inc., at 43 West 23rd Street, 2nd Floor, New York, NY 10010 or by calling (646) 847-0144.

WHERE YOU CAN FIND MORE INFORMATION

MICT and Tingo file annual, quarterly and current reports, proxy statements and other information with the SEC. The SEC maintains a website that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC, including both MICT and Tingo, which you can access at www.sec.gov. In addition, you may obtain free copies of the documents MICT and Tingo file with the SEC, including the registration statement on Form S-4 of which this joint proxy statement/prospectus forms a part, by going to MICT’s and Tingo’s websites at http://www.MICT-inc.com and https://www.tingoinc.com, respectively. The websites of MICT and Tingo are provided as inactive textual references only. The information contained on or accessible through the websites of MICT and Tingo (other than the documents listed below that are incorporated by reference herein) does not constitute a part of this joint proxy statement/prospectus, and is not incorporated by reference herein.

Statements contained or incorporated by reference in this joint proxy statement/prospectus regarding the contents of any contract or other document are not necessarily complete, and each such statement is qualified in its entirety by reference to the full text of that contract or other document filed as an exhibit with the SEC. The SEC allows MICT and Tingo to “incorporate by reference” in this joint proxy statement/prospectus documents that MICT and Tingo file with the SEC, including certain information required to be included in the registration statement on Form S-4 of which this joint proxy statement/prospectus forms a part. This means that MICT and Tingo can disclose important information to you by referring you to those documents. The information incorporated by reference herein is considered to be a part of this joint proxy statement/prospectus, and later information that MICT and Tingo file with the SEC will update and supersede that information. Each of MICT and Tingo incorporate by reference the following documents and any documents subsequently filed by it pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act and before the date of its applicable special meeting (other than, in each case, those documents, or the portions of those documents or exhibits thereto, deemed to be furnished and not filed in accordance with SEC rules). These documents contain important information about MICT’s and Tingo’s businesses and financial performance.

If you are a MICT stockholder, you may request a copy of this joint proxy statement/prospectus, any of the documents incorporated by reference in this joint proxy statement/prospectus or other information concerning MICT, without charge, through the SEC’s website at www.sec.gov or by written or telephonic request to:

MICT, Inc.
28 West Grand Avenue, Suite 3
Montvale, New Jersey 07645
Attn: Controller, Moran Amran
(9729-880935

If you are a Tingo stockholder, you may request a copy of this joint proxy statement/prospectus, any of the documents incorporated by reference to this joint proxy statement/prospectus or other information concerning Tingo, without charge, through the SEC’s website at www.sec.gov or by written or telephonic request to:

Corporate Secretary
Tingo, Inc.
43 West 23rd Street, 2nd Floor
New York, NY 10010
or (646) 847-0144
or proxyinfo@tingoinc.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Board of Directors and Stockholders of MICT, Inc.
Delaware

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of MICT, Inc. (the Company) as of December 31, 2020, the related consolidated statements of operations, comprehensive loss, changes in equity, and cash flows for the year then ended, and the related notes (collectively referred to as “the consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relate.

As described in Notes 2 and 12 to the consolidated financial statements, the Company completed the acquisition of GFHI. The acquisition resulted in the recognition of intangible assets, including developed technology of $11.5 million. A multi-period excess earnings model was used to value developed technology intangible asset. Management applied significant judgment in estimating the fair value of developed technology intangible asset, which involved the use of significant estimates and assumptions with respect to base revenue, revenue growth rate, net of client attrition, projected gross margin, and discount rate.

The principal considerations for our determination that performing procedures relating to the valuation of the developed technology intangible asset as a result of the acquisition of GFHI is a critical audit matter are (i) there was a high degree of auditor judgment and subjectivity in applying procedures relating to the fair value measurement of the developed technology intangible asset due to the significant amount of judgment by management when developing this estimate, (ii) significant audit effort was necessary in evaluating the significant assumptions relating to the estimate, such as base revenue, revenue growth rate, net of client attrition, projected gross margin, and discount rate, and (iii) the audit effort involved the use of professionals with specialized skill and knowledge to assist in evaluating the audit evidence obtained from these procedures.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. The primary procedures we performed to address this critical audit matter included:

•        Testing management’s process for estimating the fair value of the developed technology intangible asset, evaluating the appropriateness of the multi-period excess earnings model, testing the completeness, accuracy, and relevance of underlying data used in the model, and evaluating the reasonableness of the significant assumptions used by management, including base revenue, revenue growth rate, net of client attrition, projected gross margin, and discount rate.

•        Evaluating the reasonableness of the assumptions related to base revenue, revenue growth rate, net of client attrition, and projected gross margin involved considering (i) the current and past performance of the acquired business, (ii) the consistency with external market and industry data, and (iii) whether these assumptions were consistent with other evidence obtained in other areas of the audit. The discount rate was evaluated by considering the cost of capital of comparable businesses and other industry factors.

•        Utilizing professionals with specialized skill and knowledge were used to assist in the evaluation of the Company’s multi-period excess earnings model and certain significant management assumptions, including the discount rate and attrition rate.

We have served as the Company’s auditor since 2012. In 2021, we became the predecessor auditor.

Tel Aviv, Israel
March 31, 2021

/s/ Ziv Haft
Ziv Haft Certified Public Accountants (Isr.) BDO Member Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
MICT, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of MICT, Inc. (the “Company”) as of December 31, 2021, and the related consolidated statements of operations, comprehensive loss, changes in equity and cash flows for the year ended December 31, 2021, and the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Valuation related to business combinations

Description of Critical Audit Matter

As discussed in Note 1 to the consolidated financial statements, the Company consummated several business combinations during the year ended December 31, 2021, including Magpie Securities Limited, Guangxi Zhongtong Insurance Agency Co., Ltd, Beijing Yibao Technology Co., Ltd and All Weather Insurance Agency Co., Ltd.

We identified the audit of valuation related to those business combinations as a critical audit matter because of the significant estimates and assumptions management used. Performing audit procedures to evaluate the reasonableness of these estimates and assumptions required a high degree of auditor judgment and an increased extent of effort.

How We Addressed the Matter in Our Audit

The primary procedures we performed to address these critical audit matters included the following:

•        We obtained an understanding and evaluated the reasonableness of management’s process for developing the discounted cash flows. We evaluated the reasonableness of management’s significant assumptions used in developing such discounted cash flows, such as future projections of revenue growth rates and profitability, and estimated working capital needs by testing the underlying data used by the management in its analyses to compare to historical and other industry data, as well as validating certain assertions with data internal to the management and from other sources.

•        With the assistance of our valuation specialists, we evaluated the reasonableness of the valuation methodology and discount rates by testing the source information underlying the determination of the discount rates and the mathematical accuracy of the calculation, and developing a range of independent estimates and comparing those to the discount rates selected by management.

Long-Lived Assets and Goodwill Impairment Assessment

Description of Critical Audit Matter

As discussed in Note 2 to the consolidated financial statements, the Company assesses the recoverability of its long-lived assets based on the undiscounted future cash flow and recognizes an impairment loss when the estimated undiscounted future cash flow expected to result from the use of the assets plus the net proceeds expected from disposition of the asset, if any, are less than the carrying value of the assets. The Company measures a goodwill impairment using a single step impairment model, whereby the impairment equals the difference between the carrying amount and the estimated fair value of the specified reporting units in their entirety.

We identified the impairment assessment for long-lived assets and goodwill as a critical audit matter because of the significant estimates and assumptions management used. Performing audit procedures to evaluate the reasonableness of these estimates and assumptions required a high degree of auditor judgment and an increased extent of effort.

How We Addressed the Matter in Our Audit

The primary procedures we performed to address these critical audit matters included the following:

•        We obtained an understanding and evaluated the reasonableness of management’s process for developing the discounted cash flows. We evaluated the reasonableness of management’s significant assumptions used in developing such discounted and undiscounted cash flows, such as future projections of revenue growth rates and profitability, and estimated working capital needs by testing the underlying data used by the management in its analyses to compare to historical and other industry data, as well as validating certain assertions with data internal to the management and from other sources.

•        With the assistance of our valuation specialists, we evaluated the reasonableness of the valuation methodology and discount rates by testing the source information underlying the determination of the discount rates and the mathematical accuracy of the calculation, and developing a range of independent estimates and comparing those to the discount rates selected by management.

/s/ Friedman LLP

We have served as the Company’s auditor since 2021.

New York, New York
June 17, 2022

MICT, Inc.
CONSOLIDATED BALANCE SHEETS
(In Thousands, except Share and Par Value data)

	December 31, 2021	December 31, 2020
ASSETS
Current assets:
Cash	$94,930	$29,049
Trade accounts receivable, net	17,879	523
Related party	5,134	—
Inventories	—	2,002
Other current assets	9,554	1,756
Held for sales assets	—	350	*
Total current assets	127,497	33,680

Property and equipment, net	677	417	*
Intangible assets, net	21,442	17,159	*
Goodwill	19,788	22,405
Investment and loan to Magpie	—	3,038
Right of use assets	1,921	291
Long-term deposit and prepaid expenses	824	266
Deferred tax assets	1,764	—
Restricted cash escrow	2,417	477
Micronet Ltd. Equity method investment	1,481	—
Total long-term assets	50,314	44,053
Total assets	$177,811	$77,733

____________

*        Reclassified — see note 2.

MICT, Inc.
CONSOLIDATED BALANCE SHEETS — (Continued)
(In Thousands, except Share and Par Value data)

	December 31, 2021	December 31, 2020
LIABILITIES AND EQUITY
Short-term loan	$1,657	$884
Trade accounts payable	14,416	838
Deposit held on behalf of clients	3,101	—
Related party	4	163
Lease liability	1,298	*107
Other current liabilities	4,914	*4,995
Total current liabilities	25,390	6,987

Long term escrow	—	477
Lease liability	691	164
Deferred tax liabilities	3,952	4,256
Accrued severance pay	56	153
Total long-term liabilities	4,699	5,050

Stockholders’ Equity:
Common stock; $0.001 par value, 250,000,000 shares authorized, 122,435,576 and 68,757,450 shares issued and outstanding as of December 31, 2021 and December 31, 2020, respectively	122	68
Additional paid in capital	220,786	102,195
Additional paid in capital – preferred stock	—	138
Capital reserve related to transaction with the minority shareholder	—	(174)
Accumulated other comprehensive loss	(414)	(196)
Accumulated deficit	(76,394)	(39,966)
MICT, Inc. stockholders’ equity	144,100	62,065

Non-controlling interests	3,622	3,631

Total equity	147,722	65,696

Total liabilities and equity	$177,811	$77,733

MICT, Inc.
CONSOLIDATED STATEMENTS OF OPERATIONS
(In Thousands, Except Share and Loss Per Share data)

	Year ended December 31,
	2021	2020
Revenues	$55,676	$1,173
Cost of revenues	46,456	1,231
Gross profit (loss)	9,220	(58)
Operating expenses:
Research and development	889	484
Selling and marketing	6,814	(38)
General and administrative	36,488	14,228
Amortization of intangible assets	2,925	1,847
Total operating expenses	47,116	16,521
Loss from operations	(37,896)	(16,579)
Gain (loss) from equity investment	353	(786)
(Loss) gain of controlling equity investment held in Micronet	(1,934)	665
Loss from decrease in holding percentage in former VIE	(1,128)	—
Other income, net	1,261	200
Finance income (expense), net	395	(7,462)
Loss before provision for income taxes	(38,949)	(23,962)
Income tax benefit	(1,791)	(326)
Net loss	(37,158)	(23,636)
Net loss attributable to non-controlling stockholders	(730)	(644)
Net loss attributable to MICT	$(36,428)	$(22,992)
Loss per share attributable to MICT:
Basic and diluted loss per share	$(0.32)	$(0.83)
Weighted average common shares outstanding:
Basic and diluted	112,562,199	27,623,175

MICT, Inc.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(In Thousands, except Share and Par Value data)

	Year ended December 31,
	2021	2020
Net loss	$(37,158)	$(23,636)
Other comprehensive loss, net of tax:
Currency translation adjustment	(218)	(196)

Total comprehensive loss	$(37,376)	$(23,832)

Comprehensive loss attributable to the non-controlling stockholders	$(926)	$(328)

Comprehensive loss attributable to MICT	$(36,450)	$(23,504)

MICT, Inc.
STATEMENTS OF CHANGES IN EQUITY
(In Thousands, Except Numbers of Shares)

	Series B Convertible Preferred Stock		Series A Convertible Preferred Stock		Common Stock		Additional Paid-in Capital Series B Convertible Preferred Stock	Additional Paid-in Capital- Series A Convertible Preferred Stock	Additional Paid-in Capital Common Stock	Accumulated Deficit	Accumulated Other Comprehensive Income (loss)	Capital reserve related to transaction with the Minority	Non- controlling Interest	Total Stockholders’ Equity
	Amount	Shares	Amount	Shares	Amount	Shares
Balance, December 31, 2019	—	—	2	2,386,363	11	11,089,532	—	6,028	14,107	(16,974)	70	0	0	3,244
Shares issued to service providers and employees	—	—	—		2	2,143,181	—	—	3,386	—	—	—	—	3,388
Exercising options for employees and consultants	—	—	—		1	1,198,000	—	—	2,365	—	—	—	—	2,366
Stock based compensation	—	—	—		—	—	—	—	186	—	—	—	—	186
Comprehensive loss	—	—	—		—	—	—	—	—	(22,992)	—	—	(644)	(23,636)
Entering the control of a subsidiary	—	—	—	—	—	—	—	—	—	—	(70)	—	2,172	2,102
Issuance of shares in Micronet subsidiary	—	—	—	—		—	—	—	—	—	—	(174)	1,787	1,613
Convertible note	—	—	—	—	14	13,636,364	—	—	22,400	—	—	—	—	22,414
Capital reserve from currency translation	—	—	—	—	—	—	—	—	—		(196)		316	120
GFH transaction					23	22,727,273			32,026	—	—	—	—	32,049
YA Exercising warrants					1	584,920			0	—	—	—	—	1
Hardon Exercising warrants	—	—	—	—	1	1,596,362	—		1,611	—	—	—	—	1,612
Issuance of shares, net- Series A Convertible Preferred Stock	—	—	1	795,455	—	—	—	409	—	—	—	—	—	410
Issuance of shares, net- Series B+A Convertible Preferred Stock	(2)	(1,818,182)	(3)	(3,181,818)	8	8,181,818	(1,914)	(6,299)	8,209	—	—	—	—	(1)
Issuance 25M,net					7	7,600,000			17,905	—	—	—	—	17,912
Issuance of shares, net- Series B Convertible Preferred Stock	2	1,818,182	—	—	—	—	1,914	—	—	—	—	—	—	1,916
Balance, December 31, 2020	—	—	—	—	68	68,757,450	—	138	102,195	(39,966)	(196)	(174)	3,631	65,696

MICT, Inc.
STATEMENTS OF CHANGES IN EQUITY — (Continued)
(In Thousands, Except Numbers of Shares)

	Common Stock		(A) Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Capital reserve related to transaction with the Minority stockholders	Non- controlling Interest	Total Stockholders’ Equity
	Amount	Shares
Balance, December 31, 2020	68	68,757,450	102,333	(39,966)	(196)	(174)	3,631	65,696
Shares issued to service providers and employees	7	7,010,020	9,869	—	—	—	—	9,876
Stock based compensation	—	—	711	—	—	—	—	711
Exercising options for employees and consultants		60,000	80	—	—	—	—	80
Net loss	—	—	—	(36,428)	—	—	(730)	(37,158)
Other Comprehensive loss	—	—	—	—	(218)	174	(197)	(241)
Loss of control of subsidiary	—	—	—	—	—	—	(2,989)	(2,989)
Minority interest- Zhongtong Insurance							3,232	3,232
Initially consolidated entity							675	675
Issuance of shares upon November 2020 Securities Purchase Agreement	3	2,400,000	2,673	—	—	—	—	2,676
Issuance of shares upon February 2021 Purchase Agreement	23	22,471,904	53,977	—	—	—	—	54,000
Issuance of shares upon March 2021 Securities Purchase Agreement	19	19,285,715	48,671	—	—	—	—	48,690
Exercising warrants	2	2,450,487	2,472	—	—	—	—	2,474
Balance, December 31, 2021	122	122,435,576	220,786	(76,394)	(414)	—	3,622	147,722

____________

(A)     Upon the conversion of Series A and B convertible preferred stock, all preferred stock and common stock additional paid-in capital was combined into one account.

MICT, Inc.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In Thousands, except Share and Par Value data)

	Year ended December 31,
	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(37,158)	$(23,636)
Adjustments to reconcile net loss to net cash used in operating activities:
Loss (Gain) on previously held equity in Micronet	1,934	(665)
Loss from decrease in holding percentage in former VIE	1,128	—
(Gain) loss from equity investment	(353)	786
Impairment of equity method investment in Micronet	—	(187)
Impairment of loan to Micronet	—	(76)
Provision for doubtful accounts	2,574	5
Depreciation and amortization	3,088	1,780
Capital loss	—	105
Shares issued to service providers and employees	9,876	—
Stock-based compensation for employees and consultants	711	4,479
Loss from disposal of property and equipment	21	—
Changes in operating assets and liabilities:
Other non-current assets	—	(111)
Change in deferred taxes, net	(2,539)	(541)
Change in Long-term deposit and prepaid expenses	(542)	—
Change in Right of use assets	486	—
Change in lease liabilities	(479)	—
Due to related party	(163)	—
Increase in trade accounts receivable, net	(19,579)	(204)
Increase in inventories	—	(5)
Increase (decrease) in accrued severance pay, net	—	8
Increase in other current assets	(4,878)	(1,686)
Increase (decrease) in trade accounts payable	13,846	(364)
Increase in deposit held on behalf of clients	3,101	—
Finance cost related to the convertible notes conversion	—	8,877
Increase (decrease) in other current liabilities	(4,099)	3,135
Net cash used in operating activities	$(33,025)	$(8,300)

CASH FLOWS FROM INVESTING ACTIVITIES:
Intangible assets, net	(520)	—
Net cash acquired through business combination – Magpie (Appendix B)	1,834	—
Payment on business acquired – Beijing Fucheng (Appendix A)	(4,891)	—
Net cash acquired on an variable interest entity acquired – Guangxi Zhongtong (Appendix F)	460	—
Loan to related party	(4,265)	—
Net cash acquired on an variable interest entity acquired – All Weather (Appendix E)	1,560	—
Purchase of property and equipment	(689)	(32)
Cash received from disposal of property and equipment	124	—
Additional investment in Micronet Ltd.	—	(515)
Loan to Related party Micronet Ltd.	—	(125)
Loan received by related party	—	163
Cash acquired through consolidation of Micronet (Appendix D)	—	268

MICT, Inc.
CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)
(In Thousands, except Share and Par Value data)

	Year ended December 31,
	2021	2020
Investment and loan to Magpie	—	(3,038)
Deconsolidation of Micronet (Appendix C)	(2,466)	—
Net cash used in investing activities	$(8,853)	$(3,279)

CASH FLOWS FROM FINANCING ACTIVITIES:
Cash received from issuance of shares by a subsidiary	—	1,614
Receipt of short-term loans from banks and others	1,657	124
Loan repayment by affiliate company	220	—
Repayment of bank loans	(195)	(496)
Repayment on account of redemption	—	(15,900)
Payments on account of shares	—	15,900
Payment received by convertible notes purchasers	—	14,796
Proceeds from issuance of shares and warrants	105,366	17,004
Proceeds from exercise of warrants	2,474	1,612
Proceeds from exercise of options	80	2,367
Issuance of convertible preferred shares net	—	409
Net cash provided by financing activities	$109,602	$37,430

TRANSLATION ADJUSTMENT OF CASH AND RESTRICTED CASH	97	(1)

NET CHANGE IN CASH AND RESTRICTED CASH	67,821	25,850
Cash and restricted cash at the beginning of the year	29,526	3,676

Cash and restricted cash at end of the year	$97,347	$29,526

Supplemental disclosure of cash flow information:
Amount paid during the period for:
Interest	$44	$41
Taxes	$146	$26

The following table provides a reconciliation of cash and restricted cash reported within the statement of financial position that sum to the total of the same amounts shown in the statement of cash flows:

	Year ended December 31,
	2021	2020
Cash at end of the year	$94,930	$29,049
Restricted cash at end of the year	2,417	477
Cash and restricted cash at end of the year	$97,347	$29,526

Appendix A: Beijing Fucheng

February 10, 2021
Net working capital	$106
Property and equipment	26
Current liabilities	(55)
Intangible assets	4,814
Cash	$4,891

MICT, Inc.
CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)
(In Thousands, except Share and Par Value data)

Appendix B: Magpie Securities Limited

February 26, 2021
Net working capital	$206
Investment and loan to Magpie	(2,947)
Property and equipment	24
Current liabilities	(19)
Intangible assets	902
Cash	$(1,834)

Appendix C: Deconsolidation of Micronet Ltd.

May 9, 2021
Working capital other than cash	$(3,849)
Finance lease	33
Accrued severance pay, net	96
Translation reserve	134
Micronet Ltd.investment in fair value	1,128
Non-controlling interests	2,990
Net loss from loss of control	1,934
Cash	$2,466

Appendix D :Acquisition of Micronet Ltd., net of cash acquired:

June 23, 2020
Net working capital (borrowing excluded)	$(351)
Property and equipment	661
Intangible assets	2,475
Goodwill	2,618
Right of use assets	310
Other assets	26
Borrowings	(1,676)
Micronet Ltd. investment in fair value	(1,573)
Non-current liabilities	(558)
Accumulated other comprehensive income	(28)
Minority interest	(2,172)
Net cash provided by acquisition	$(268)

MICT, Inc.
CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)
(In Thousands, except Share and Par Value data)

Appendix E: All Weather Insurance Agency

July 1, 2021
Net working capital	$(1,665)
Property and equipment	153
Right of use assets	208
Lease liabilities	(258)
Intangible assets	903
Deferred Tax liability	(226)
Minority interest	(675)
Cash	$(1,560)

Appendix F: Guangxi Zhongtong Insurance Agency Co., Ltd:

October 21, 2021
Net working capital	$152
Property and equipment	13
Intangible assets	2,174
Goodwill	(153)
Deferred Tax liability	(544)
Minority interest	(3,230)
Loss on equity interest	1,128
Net cash provided by acquisition	$(460)

The accompanying notes are an integral part of the consolidated financial statements

MICT, Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Thousands, except Share and Par Value data)

NOTE 1 — DESCRIPTION OF BUSINESS

Overview

MICT, Inc. (“MICT”, the “Company”, “We”, “us”, “our”) was formed as a Delaware corporation on January 31, 2002. On March 14, 2013, we changed our corporate name from Lapis Technologies, Inc. to Micronet Enertec Technologies, Inc. On July 13, 2018, following the sale of our former subsidiary Enertec Systems Ltd., we changed our name from Micronet Enertec Technologies, Inc. to MICT. Our shares have been listed for trading on The Nasdaq Capital Market under the symbol “MICT” since April 29, 2013.

MICT Telematics Ltd (“MICT Telematics”) is a wholly-owned holding company, established in Israel on December 31, 1991. On October 22, 1993, MICT Telematics established a wholly-owned holding company headquartered in Israel, MICT Management Ltd.

On February 1, 2019, BI Intermediate (Hong Kong) Limited (“BI Intermediate”) was incorporated in Hong Kong as a wholly-owned holding company of GFH Intermediate Holdings Ltd. (“GFHI” or “Intermediate”).

On December 11, 2019, Bokefa Petroleum and Gas Co., Ltd (“Bokefa Petroleum” ) was incorporated in Hong Kong as a holding company, and is the wholly-owned subsidiary of BI Intermediate. On October 22, 2020 and March 8, 2021, Bokefa Petroleum established two additional holding companies, Shanghai Zheng Zhong Energy Technologies Co., Ltd (“Shanghai Zheng Zhong”) and Tianjin Bokefa Technology Co., Ltd. (“Bokefa”).

On June 10, 2020, MICT Telematics purchased 5,999,996 ordinary shares of Micronet Ltd. (“Micronet”) for aggregate proceeds of New Israeli Shekel (“NIS”) 1,800 (or $515) through tender offer issued by MICT Telematics. As a result, increased our ownership interest in Micronet to 45.53% of Micronet’s issued and outstanding ordinary shares.

Subsequently, on June 23, 2020 we purchased, through a public offering consummated by Micronet on the Tel Aviv Stock Exchange (the “TASE”), 10,334,000 of Micronet’s ordinary shares for total consideration of NIS 3,100 (or $887). As a result, we increased our ownership interest in Micronet to 53.39% of Micronet’s outstanding ordinary shares. MICT applied purchase accounting and began to consolidate Micronet’s operating results into our financial statements once the offering was consummated. MICT recognized a $665 gain on previously held equity in Micronet.

On October 11, 2020, Micronet consummated a public equity offering on the TASE, in which the Company purchased 520,600 of Micronet’s ordinary shares and 416,480 of Micronet’s stock options convertible into 416,480 Micronet ordinary shares (at a conversion price of NIS 3.5 per share), for total consideration of NIS 4,961 (or $1,417). Following Micronet’s offering, including the purchase of Micronet shares, the exercise of our stock options and the additional purchase of 115,851 Micronet shares from an individual seller, our ownership interest in Micronet was diluted from 53.39% to 50.31% of Micronet’s outstanding share capital. On May 9, 2021, following the exercise of options by minority stockholders, the Company’s ownership interest was further diluted to 49.88% and, as a result we no longer consolidate Micronet’s operating results in our financial statements. As of May 9, 2021, the Company accounted for the investment in Micronet using the equity method of accounting.

Prior to July 1, 2020, MICT operated primarily through its Israel-based majority-owned subsidiary, Micronet. Since July 1, 2020, after MICT completed its acquisition of GFHI pursuant to that certain agreement and plan of merger entered into on November 7, 2019 by and between MICT, GFHI, Global Fintech Holding Ltd. (“GFH”), a British Virgin Islands company and the sole shareholder of GFHI, and MICT Merger Subsidiary Inc., a British Virgin Islands company and a wholly owned subsidiary of MICT (“Merger Sub”), as amended and restated on April 15, 2020 (the “Restated Merger Agreement” or “Merger”). MICT is a holding company conducting financial technology business through its subsidiaries and entities controlled through various VIEs arrangements with a marketplace in China, as well as other areas of the world, and is currently in the process of building various platforms for business opportunities in different verticals and technology segments in order to capitalize on such technology and business.

MICT, Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Thousands, except Share and Par Value data)

NOTE 1 — DESCRIPTION OF BUSINESS (cont.)

GFHI plans to increase its capabilities and its technological platforms through acquisition and licensing technologies to support its growth efforts in the different market segments. After the merger, MICT includes the business of Intermediate, its wholly-owned subsidiary, operating through its operating subsidiaries, as described herein.

On October 2, 2020, BI Intermediate entered into a strategic agreement (the “Strategic Agreement”) to acquire the entire share capital of Magpie Securities Limited (“Magpie”), a Hong Kong based securities and investments firm for a total purchase price of approximately $3,000 (the “Purchase Price”). Magpie is licensed to trade securities on leading exchanges in Hong Kong, the U.S. and China, including China A-Shares, all of which are the primary target markets for Company’s global fintech business. The Strategic Agreement provided that the acquisition would be consummated in two phases, an initial purchase whereby 9% of the share capital of Magpie was acquired and thereafter, the remaining 91% of Magpie would be purchased by BI Intermediate upon, and subject to, the approval of the Hong Kong Securities and Futures Commission (the “SFC”), the principal regulator of Hong Kong’s securities and futures markets. On November 11, 2020, BI Intermediate closed on its acquisition of the first 9% and paid 9% of the Purchase Price. Additionally, pursuant to the Strategic Agreement upon the initial closing, BI Intermediate loaned Magpie an amount equivalent to the remaining 91% of the Purchase Price. Upon closing on the remaining 91%, which remained subject to SFC approval, the loan will be cancelled, and BI Intermediate will acquire the remaining 91% of Magpie. The loan was secured against the pledge of 91% of the share capital of Magpie purchased at such time by BI Intermediate. The obligations of Magpie have been guaranteed by its majority shareholder. On February 26, 2021 we finalized the acquisition of Magpie. The acquisition was consummated following the receipt of approval from the SFC effecting the change in the majority shareholder of Magpie. In consideration for the entire share capital of Magpie, we paid a total Purchase Price of $2,947 (reflecting the net asset value of Magpie estimated at $2,034 recorded as a working capital, and a premium $902 that was recorded as a license in the intangible assets). The Company, through and together with the Company’s wholly owned subsidiaries, Beijing Magpie Securities Consulting Services Co., Ltd (“Beijing Magpie”) and Shenzhen Magpie Information Consulting Technology Co., Ltd (“Shenzhen Magpie”), are in the process of integrating its mobile app platform with Magpie’s licensed trading assets.

Upon completion of the acquisition of 100% of the equity interest in Magpie, we were able to obtain the licenses and permits needed for operating our online platform. After we complete the appropriate system testing to ensure scale and reliability, we will be in a position to notify the Hong Kong regulator of our intended launch date. Our initial plan is to launch the online stock trading platform in Hong Kong.

On January 1, 2021, we entered into a transaction through our wholly-owned subsidiary, Bokefa, with the shareholders of Guangxi Zhongtong Insurance Agency Co., Ltd (“Guangxi Zhongtong”), a local Chinese entity with business and operations in the insurance brokerage business. Pursuant to the transaction, we loaned the Guangxi Zhongtong shareholders through a frame work loan (the “GZ Frame Work Loan”) the amount of up to RMB 40,000 (approximately $6,125) (“GZ Frame Work Loan Amount”) which is designated, if exercised, to be used as a working capital loan for Guangxi Zhongtong. As of December 31, 2021, only RMB 8,010 (approximately $1,243) was drawn down from the GZ Frame Work Loan for working capital and approximately $919 was drawn down for loans to shareholders of Guangxi Zhongtong (as stipulated in the agreement). In consideration for the GZ Frame Work Loan, the parties entered into various additional agreements which include: (i) a pledge agreement pursuant to which the shareholders have pledged their shares for the benefit of Bokefa in order to secure the GZ Frame work Loan Amount (ii) an exclusive option agreement pursuant to which Bokefa has an exclusive option to purchase the entire issued and outstanding common shares of Guangxi Zhongtong from the shareholders (“Option Agreement”) under such terms set forth therein (which include an exercise price not less than the maximum GZ Frame Work Loan Amount and the right to convert the GZ Frame Work Loan Amount into the purchased shares) (iii) an entrustment agreement and power of attorney agreement pursuant to which the shareholders irrevocably entrusted and appointed Tianjin Bokefa as their proxy and trustee to exercise on their behalf any and all rights under applicable law and the articles of association of Guangxi Zhongtong in the shareholder’s equity interest in Guangxi Zhongtong (iv) a business cooperation agreement and a master exclusive service agreement which grants Bokefa rights related to Guangxi Zhongtong’s business and operations in order to secure repayment of the GZ Frame Work Loan Amount.

MICT, Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Thousands, except Share and Par Value data)

NOTE 1 — DESCRIPTION OF BUSINESS (cont.)

This transaction was structured pursuant to a Variable Interest Entity (“VIE”) Structure (in which we do not hold the shares). As such, and given our direct ownership in Bokefa and its contractual arrangements with Guangxi Zhongtong, we are regarded as Guangxi Zhongtong’s controlling entity and primary beneficiary of Guangxi Zhongtong business. We have, therefore, consolidated the financial position and operating results of Guangxi Zhongtong into our consolidated financial statements, using the fair value of the assets and liabilities of Guangxi Zhongtong in accordance with U.S. GAAP. Beijing Fucheng Lianbao Technology Co., Ltd (“Beijing Fucheng”) is an entity incorporated on December 29, 2020, in which Bokefa owns 24% equity interest with the remaining 76% controlled by Bokefa through VIE agreements. On February 10, 2021, Beijing Fucheng acquired all of the shares of Beijing Yibao Technology Co., Ltd., (“Beijing Yibao”) which holds 100% of the equity interest in Beijing Fucheng Insurance Brokerage Co., Ltd. (“Fucheng Insurance”). Fucheng Insurance is a Chinese insurance brokerage agency and a nation-wide licensed entity which offers insurance brokerage services for a broad range of insurance products. Fucheng Insurance, through their nationwide license, will give us the flexibility to offer and create tailor-made insurance products, leverage customers directly or through distribution partners and procure better deals with both our existing and new insurance company partners. Fucheng Insurance further enables us to accelerate the onboarding of new agents onto our platforms all throughout China. It also creates the opportunity to promote our business through some of China’s biggest online portals, which will provide business-to-business-to-consumer (B2B2C) as well as business-to-consumer (B2C) channels. When Fucheng Insurance initiates its nationwide rollout of its mobile application, it will facilitate access to those portals’ large customer bases which will also offer MICT’S full suite of insurance products. Beijing Fucheng shares were acquired for approximately $5,700, and funded through MICT. For further information please refer to Note 13.

On June 16, 2021, Micronet announced that it completed a public equity offering on the TASE. Pursuant to the offering, Micronet sold an aggregate of 18,400 securities units (the “Units”) at a price of NIS 14.6 per Unit with each Unit consisting of 100 ordinary shares, 25 series A options and 75 series B options, resulting in the issuance of 1,840,000 ordinary shares, 460,000 series A options and 1,380,000 series B options. Micronet raised total gross proceeds of NIS 26,864 (approximately $8,290) in the offering. The Company did not participate in the offering, and, as a result, the Company owned 36.8% of the outstanding ordinary shares of Micronet and 26.56% on a fully diluted basis as of December 31, 2021.

On July 1, 2021, Bokefa entered into a transaction with the shareholders of All Weather Insurance Agency Co., Ltd (“All Weather”), a local Chinese entity with business and operations in the field of broker insurance (the “Transaction”). Pursuant to the Transaction, Bokefa agreed to provide the All Weather shareholders with a frame work loan (the “AW Frame Work Loan”) for a total amount of up to RMB 30,000 (approximately $4,700) (the “AW Frame Work Loan Amount”) which, if utilized, will be used for working capital purposes of All Weather. In consideration for the AW Frame Work Loan, the parties entered into various additional agreements which include: (i) a pledge agreement pursuant to which the shareholders pledged their shares for the benefit of Bokefa in order to secure the amount for the AW Frame Work Loan Amount (ii) an exclusive option agreement pursuant to which Bokefa has an exclusive option to purchase the entire issued and outstanding common shares of All Weather from the Shareholders (“Option Agreement”) under such terms set forth in the Option Agreement (which include an exercise price not less than the maximum AW Frame Work Loan Amount and the right to convert the AW Frame Work Loan Amount into the purchased shares) (iii) an entrustment agreement and power of attorney agreement pursuant to which the shareholders irrevocably entrusted and appointed Bokefa as their proxy and trustee to exercise on their behalf any and all rights under applicable law and the articles of association of All Weather in the shareholder’s equity interest in All Weather and (iv) a business cooperation agreement and a master exclusive service agreement which grants Bokefa rights related to All Weather’s business and operations in order to secure repayment of the AW Frame Work Loan Amount. The Transaction was structured as a VIE structure (pursuant to which we do not technically hold the shares) and as a result of our direct ownership in Bokefa and its contractual arrangements with All Weather, we are regarded as All Weather’s controlling entity and the primary beneficiary of All Weather’s business. On October 27, 2021, the entire AW Frame Work Loan Amount was utilized by the All Weather shareholders and the AW Frame Work Loan Amount was transferred to All Weather for purposes of working capital. In addition, as of December 31, 2021, the Company granted All Weather shareholders an additional loan in

MICT, Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Thousands, except Share and Par Value data)

NOTE 1 — DESCRIPTION OF BUSINESS (cont.)

the sum of approximately $776 to be provided in advance to a transaction between the parties pursuant to which the VIE structure described above shall be replaced by an equity structure for purchase by MICT of such equity interests in All Weather on such commercial and other terms to be agreed by the parties.

All Weather Appraisal Co., Ltd. (All Weather Appraisal) is a subsidiary of All Weather Insurance Agency Co., Ltd, which holds 99.6% equity in All Weather Appraisal. All Weather Appraisal is a nationwide company and is approved by the China Banking and Insurance Regulatory Commission, specializing in the appraisal, evaluation, inspection and damage assessment of subjects of Insurance.

On August 23, 2021, Beijing Yibao Technology Co., Ltd, Guangxi Zhongtong Insurance Agency Co., Ltd, and two shareholders of Guangxi Zhongtong entered into a capital increase agreement pursuant to which Beijing Yibao will invest approximately RMB30,000 ($4,700) into Guangxi Zhongtong. On October 21, 2021, Beijing Yibao transferred the funds separately and the transaction closed. As a result of the transaction, Beijing Yibao now holds a sixty percent (60%) equity interest in Guangxi Zhongtong and is the controlling shareholder. As a condition of the closing, the previous agreements consummated on January 1, 2021 per the GZ Frame Work Loan became null and void, and the loan should be repaid by the shareholders before December 31, 2022.

From January through September 2021, Shenzhen Bokefa Technology Co., Ltd (“Shenzhen Bokefa”) and Tianjin Dibao Technology Co., Ltd (“Tianjin Dibao”) were established under BI Intermediate as holding companies to further develop the Company’s insurance business in China. As of December 31, 2021, no substantial operations conducted in those two entities.

Our current business, following the completion of the acquisition of GFHI, is primarily comprised and focused on the growth and development of the GFHI financial technology offerings and the marketplace in China. We are in the process of building various platforms for business opportunities in different verticals and technology segments in order to capitalize on such technology and business.

As a result of our acquisition of GFHI and the subsequent work we have undertaken with the management of GFHI, we are positioned to establish ourselves, through our operating subsidiaries and VIEs, to serve the markets as a financial technology company with a significant Chinese marketplace. We plan to expand on a global level as we continue to scale our business. GFHI has built various platforms to capitalize on business opportunities in a range of verticals and technology segments, which currently include stock trading and wealth management, commodities in segments of oil and gas trading and insurance brokerage. We are seeking to secure material contracts in all of these market segments in China while also developing opportunities in order to allow GFHI access to these markets. We will continue to increase the capabilities of our platforms through acquisition and/or licensing different technologies to support our efforts. By building secure, reliable and scalable platforms with high volume processing capability, we intend to provide customized solutions that address the needs of a highly diverse and broad client base.

We implemented our plans by capitalizing on Intermediate’s experience with local markets in China, as well as with the Company’s operating subsidiaries, which have begun to secure material contracts in fast growing market segments in China.

Our current opportunities have given us access the following market segments:

•        Stock trading and wealth management segment;

•        Commodities in the field of Oil and gas trading segment; and

•        Insurance brokerage segment

MICT, Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Thousands, except Share and Par Value data)

NOTE 1 — DESCRIPTION OF BUSINESS (cont.)

These opportunities will continue to be realized and executed through our business development efforts, which include the acquisition of potential target entities, business and assets (such as applicable required licenses) in the relevant business space and segments in which we plan to operate. This allows the Company to enter into the market quickly and leverage existing assets in order to promote our growth strategy.

The following diagram illustrates the Company’s corporate structure, including its subsidiaries, and variable interest entities (“VIEs”), as of December 31, 2021:

VIE agreements with Guangxi Zhongtong:

On January 1, 2021, Bokefa, our wholly foreign-owned enterprise (“WFOE”), Guangxi Zhongtong, and nominee shareholders of Guangxi Zhongtong entered into six agreements, described below, pursuant to which Bokefa is deemed to have controlling financial interest and be the primary beneficiary of Guangxi Zhogntong. Therefore, Guangxi Zhongtong is deemed a VIE of Bokefa:

Loan Agreement

Pursuant to this agreement, Bokefa agreed to provide loans to the registered shareholders of Guangxi Zhongtong. The term of the loan shall start from the date when the loan is actually paid, until the date on which the loan is repaid in full. The agreement shall terminate when the shareholders repay the loan. The loan should be used solely for Guangxi Zhongtong’s operating expenses and should be exclusively repaid by transferring shares of Guangxi Zhongtong to Bokefa when PRC Law permits.

Exclusive Option Agreement

The effective term of the agreement is unlimited and the agreement shall terminate upon the transfer of all the equity interest of Guangxi Zhongtong to Bokefa in accordance with relevant laws and provisions as provided in the agreement, or upon written notice by Bokefa to shareholders. In consideration of Bokefa’s loan arrangement, the shareholders have agreed to grant Bokefa an exclusive option to purchase their equity interest. Distribution of residual profits, if any, are restricted without the approval of Bokefa. Upon request by Bokefa, Guangxi Zhongtong

MICT, Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Thousands, except Share and Par Value data)

NOTE 1 — DESCRIPTION OF BUSINESS (cont.)

is obligated to distribute profits to the shareholders of Guangxi Zhongtong, who must remit such profits to Bokefa immediately. Guangxi Zhongtong and its shareholders are required to act in a manner that is in the best interest of Bokefa with regards to Guangxi Zhongtong’s business operation.

Equity Pledge Agreement

The agreement will be terminated upon such date when the other agreements have been terminated. Pursuant to the agreement, the nominee shareholders pledged all their equity interest in Guangxi Zhongtong to Bokefa as security for the obligations in the other agreements. Bokefa has the right to receive dividends on the pledged shares, and all shareholders are required to act in a manner that is in the best interest of Bokefa.

Business Cooperation Agreement

The agreement is effective until terminated by both parties. Guangxi Zhongtong and its shareholders agree that the legal person, directors, general manager and other senior officers of Guangxi Zhongtong should be appointed or elected by Bokefa. Guangxi Zhongtong and its shareholders agree that all the financial and operational decisions for Guangxi Zhongtong will be made by Bokefa.

Exclusive Service Agreement

The effective term of this agreement is for one year and it can be extended an unlimited number of times if agreed by both parties. Bokefa agrees to provide exclusive technical consulting and support services to Guangxi Zhongtong and Guangxi Zhongtong agrees to pay service fees to Bokefa.

Entrustment and Power of Attorney Agreement

The shareholders of Guangxi Zhongtong agreed to entrust all the rights to exercise their voting power and any other rights as shareholders of Guangxi Zhongtong to Bokefa. The shareholders of Guangxi Zhongtong have each executed an irrevocable power of attorney to appoint Bokefa as their attorney-in-fact to vote on their behalf on all matters requiring shareholder approval. The agreement is effective until deregistration of Guangxi Zhongtong.

On August 23, 2021, Beijing Yibao Technology Co., Ltd, Guangxi Zhongtong Insurance Agency Co., Ltd, and two shareholders of Guangxi Zhongtong entered into a capital increase agreement pursuant to which Beijing Yibao will invest approximately RMB30,000 ($4,700) into Guangxi Zhongtong. On October 21, 2021, Beijing Yibao transferred the funds separately and the transaction closed. As a result of the transaction, Beijing Yibao now holds a sixty percent (60%) equity interest in Guangxi Zhongtong and is the controlling shareholder. As a condition of the closing, the previous agreements consummated on January 1, 2021 per the GZ Frame Work Loan became null and void, and the loan should be repaid by the shareholders before December 31, 2022.

VIE agreements with Beijing Fucheng:

On December 31, 2020, as amended on August 25, 2021, Bokefa, Beijing Fucheng Lianbao Technology Co., Ltd. (“Beijing Fucheng”), and the shareholders of Beijing Fucheng entered into six agreements, described below, pursuant to which Bokefa is deemed to have a controlling financial interest and be the primary beneficiary of Beijing Fucheng,. Therefore, Beijing Fucheng is deemed a VIE of Bokefa. Beijing Fucheng was incorporated on December 29, 2020 and had no assets or liabilities as of December 31, 2020.

MICT, Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Thousands, except Share and Par Value data)

NOTE 1 — DESCRIPTION OF BUSINESS (cont.)

Loan Agreement

Pursuant to this agreement, Bokefa agreed to provide loans to the registered shareholders of Beijing Fucheng. The term of the loan under this agreement shall start from the date when the loan is actually paid and shall continue until the shareholders repay all the loan in accordance with this agreement. The agreement shall terminate when the shareholders repay the loan. The loan should be used solely for Beijing Fucheng’s operating expenses, and should be exclusively repaid by transferring shares of Beijing Fucheng to Bokefa when PRC Law permits.

Exclusive Option Agreement

The effective term of the agreement is unlimited and the agreement shall terminate upon the transfer of all of the equity interest of Bejing Fucheng to Bokefa in accordance with relevant laws and provisions as provided in the agreement, or upon written notice by Bokefa to the shareholders. In consideration for Bokefa’s loan arrangement, the shareholders have agreed to grant Bokefa an exclusive option to purchase their equity interest. Distribution of residual profits, if any, is restricted without the approval of Bokefa. Upon request by Bokefa, Beijing Fucheng is obligated to distribute profits to the shareholders of Beijing Fucheng, who must remit those profits to Bokefa immediately. Beijing Fucheng and its shareholders are required to act in a manner that is in the best interest of Bokefa with regards to Beijing Fucheng’s business operations.

Equity Pledge Agreement

The agreement will be terminated at the date when the other agreements have been terminated. Pursuant to the agreement, the shareholders pledged all their equity interest in Beijing Fucheng to Bokefa as security for their obligations under the agreements. Bokefa has the right to receive dividends on the pledged shares, and all shareholders are required to act in a manner that is in the best interest of Bokefa.

Business Cooperation Agreement

The agreement is effective until terminated by both parties. Beijing Fucheng and its shareholders agree that the legal person, directors, general manager and other senior officers of Beijing Fucheng should be appointed or elected by Bokefa. Beijing Fucheng and its shareholders agree that all financial and operational decisions of Beijing Fucheng will be made by Bokefa.

Exclusive Service Agreement

The effective term of this agreement is for one year and it can be extended an unlimited number of times if agreed by both parties. Bokefa agrees to provide exclusive technical consulting and support services to Beijing Fucheng and Beijing Fucheng agrees to pay service fees to Bokefa.

Entrustment and Power of Attorney Agreement

The shareholders of Beijing Fucheng agreed to entrust all the rights to exercise their voting power and any other rights as shareholders of Beijing Fucheng to Bokefa. The shareholders of Beijing Fucheng have each executed an irrevocable power of attorney to appoint Bokefa as their attorney-in-fact to vote on their behalf on all matters requiring shareholder approval. The agreement is effective until deregistration of Beijing Fucheng.

VIE agreements with All Weather:

On July 1, 2021, Bokefa, All Weather, and nominee shareholders of All Weather entered into six agreements, described below, pursuant to which Bokefa is deemed to have a controlling financial interest and be the primary beneficiary of All Weather. All Weather is deemed a VIE of Bokefa.

MICT, Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Thousands, except Share and Par Value data)

NOTE 1 — DESCRIPTION OF BUSINESS (cont.)

Loan Agreement

Pursuant to this agreement, Bokefa agreed to provide loans to the shareholders of All Weather. The term of the loan is one year and shall start from the date when the loan is actually paid. The agreement shall terminate when the shareholders repay the loan. The loan should be used solely by All Weather for operating expenses, and should be exclusively repaid by transferring shares of All Weather to Bokefa when PRC Law permits.

Exclusive Option Agreement

The effective term of the agreement is unlimited and the agreement shall terminate upon the transfer of all of the equity interest of All Weather to Bokefa in accordance with relevant laws and provisions in the agreement, or upon written notice by Bokefa to the shareholders. In consideration for Bokefa’s loan arrangement, the shareholders have agreed to grant Bokefa an exclusive option to purchase their equity interest. Distribution of residual profits, if any, is restricted without the approval of Bokefa. Upon request by Bokefa, All Weather is obligated to distribute profits to the shareholders of All Weather, who must remit the profits to Bokefa immediately. All Weather and its shareholders are required to act in a manner that is in the best interest of Bokefa with regard to All Weather’s business operations.

Equity Pledge Agreement

The agreement will be terminated at the date when the other agreements have been terminated. Pursuant to the agreement, the nominee shareholders pledged all of their equity interest in All Weather to Bokefa as security for their obligations pursuant to the other agreements. Bokefa has the right to receive dividends on the pledged shares, and all shareholders are required to act in a manner that is in the best interest of Bokefa.

Business Cooperation Agreement

The agreement is effective until terminated by both parties. All Weather and its shareholders agree that the legal person, directors, general manager and other senior officers of All Weather should be appointed or elected by Bokefa. All Weather and its shareholders agree that all the financial and operational decisions of All Weather will be made by Bokefa.

Exclusive Service Agreement

The effective term of this agreement is for one year and it can be extended an unlimited number of times if agreed by both parties. Bokefa agrees to provide exclusive technical consulting and support services to All Weather and All Weather agrees to pay service fees to Bokefa.

Entrustment and Power of Attorney Agreement

The shareholders of All Weather agreed to entrust all their rights to exercise their voting power and any other rights as shareholders of All Weather to Bokefa. The shareholders of All Weather have each executed an irrevocable power of attorney to appoint Bokefa as their attorney-in-fact to vote on their behalf on all matters requiring shareholder approval. The agreement is effective until the deregistration of All Weather.

Exclusive Service Agreement

The effective term of this agreement is for one year and it can be extended an unlimited number of times if agreed by both parties. Bokefa agrees to provide exclusive technical consulting and support services to All Weather and All Weather agrees to pay service fees to Bokefa.

MICT, Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Thousands, except Share and Par Value data)

NOTE 1 — DESCRIPTION OF BUSINESS (cont.)

Entrustment and Power of Attorney Agreement

The shareholders of All Weather agreed to entrust all their rights to exercise their voting power and any other rights as shareholders of All Weather to Bokefa. The shareholders of All Weather have each executed an irrevocable power of attorney to appoint Bokefa as their attorney-in-fact to vote on their behalf on all matters requiring shareholder approval. The agreement is effective until the deregistration of All Weather.

The assets and liabilities of the Company’s VIEs (All Weather and Beijing Fucheng) included in the Company’s consolidated financial statements as of December 31, 2021 are as follows:
December 31, 2021
USD in thousands
Current assets:
Cash	$1,260
Trade accounts receivable, net	2,462
Other current assets	4,550
Total current assets	8,272
Property and equipment, net	208
Intangible assets	5,718
Long-term prepaid expenses	48
Right of use assets	530
Restricted cash	1,632
Deferred tax assets	369
Total long-term assets	8,505
Total assets	$16,777

Current liabilities:
Short term loan from others	$1,155
Trade accounts payable	697
Lease liability	4,583
Other current liabilities	2,401
Total current liabilities	8,836

Long-term liabilities:
Lease liability	106
Deferred tax liability	224
Total long-term liabilities	330
Total liabilities	$9,166

MICT, Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Thousands, except Share and Par Value data)

NOTE 1 — DESCRIPTION OF BUSINESS (cont.)

Net revenues, loss from operations and net loss of the VIEs that were included in the Company’s consolidated financial statements for the year ended December 31, 2021 are as follows:
For the year Ended December 31, 2021
USD in thousands
Net revenues	$19,683
Loss from operations	$(1,883)
Net loss	$(526)

Liquidity

The Company has been incurring losses in 2020 and 2021. Accumulated deficit from operations were US$37,896 and US$16,579 as of December 31, 2021 and 2020, respectively. The net cash used in operating activities was US$8,300 and US$33,025 for the years ended December 31, 2020 and 2021, respectively.

The Company’s liquidity is based on its ability to generate cash from operating activities, obtain capital financing from equity interest investors and borrow funds on favorable economic terms to fund its general operations and capital expansion needs. The Company’s ability to continue as a going concern is dependent on management’s ability to successfully execute its business plan, which includes increasing revenue while controlling operating cost and expenses to generate positive operating cash flows and obtaining funds from outside sources of financing to generate positive financing cash flows. As of December 31, 2020 and 2021, the Company’s balance of cash and cash equivalents was $29,049 and $94,930.

Based on cash flow projections from operating and financing activities and existing balance of cash and cash equivalents, management believes that there is no substantial doubt as to whether existing cash will be sufficient to fund its operations within one year from the date the consolidated financial statements are issued.

The Company plans to continue to fund its losses from operations through cash, as well as through future equity offerings, debt financings, other third-party funding, and new business developments to generate profitable operations. Therefore, the accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the realization of assets and settlement of liabilities in the normal course of business, and do not include any adjustments for the recovery and classification of assets or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. However, there can be no assurance that additional funds will be available when needed from any source or, if available, on terms that are acceptable to the Company.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States of America (U.S. GAAP).

The Company’s operations and business may still be subject to adverse effect due to the unprecedented conditions surrounding the spread of COVID-19 throughout North America, Israel, China and the world. Although currently the COVID-19 (due to the measures implemented to reduce the spread of the virus) have not had a material adverse effect on the Company consolidated financial reports; there can be no assurance that Company’s financial reports will not be affected in the future from COVID-19 or resulting from restrictions and other government actions.

MICT, Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Thousands, except Share and Par Value data)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Principle of Consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries and variable interest entities. All significant inter-company transactions and balances among the Company and its subsidiaries are eliminated upon consolidation.

Foreign currency translation and transaction

The reporting currency of the Company is the U.S. dollar. The Companies in China conducts their businesses in the local currency, Renminbi (RMB), as its functional currency. The Companies in Israel conducts their businesses in the local currency, New Israeli Shekel (NIS), as its functional currency. The Companies in Hong Kong conducts their businesses in the local currency, Hong Kong Dollar (HKD), as its functional currency.

Assets and liabilities are translated at the noon buying rate in the City of New York for cable transfers of RMB, NIS and HKD as certified for customs purposes by the Federal Reserve Bank of New York at the end of the period. The statement of operations accounts is translated at the average translation rates and the equity accounts are translated at historical rates. Translation adjustments resulting from this process are included in accumulated other comprehensive income (loss). Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations as incurred.

As of December 31, 2021 and 2020, substantially all of the Company’s subsidiaries operating activities and major assets and liabilities, are denominated in foreign currency. All foreign exchange transactions take place through either the authorized financial institutions at exchange rates quoted by People’s Bank of China (“PBOC”) or by Bank of Israel. The value of foreign currency is subject to change in central government policies and international economic and political developments affecting supply. When there is a significant change in value of foreign currency, the gains and losses resulting from translation of financial statements of a foreign subsidiary will be significant affected.

RMB was changed from 6.3726 RMB into US$1.00 at December 31, 2021 to 6.525 RMB into US$1.00 at December 31, 2020, and the average rate for the twelve month ended December 31, 2021 were 6.4508 RMB.

ILS was changed from 3.11 ILS into US$1.00 at December 31, 2021 to 3.215 ILS into US$1.00 at December 31, 2020, and the average rate for the twelve month ended December 31, 2021 were 3.229 ILS.

HKD was changed from 7.7996 HKD into US$1.00 at December 31, 2021 to 7.754 HKD into US$1.00 at December 31, 2020, and the average rate for the twelve month ended December 31, 2021 were 7.773 HKD.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the periods presented. Significant accounting estimates reflected in our consolidated financial statements include the useful lives of plant and equipment and intangible assets, impairment of long-lived assets, goodwill, intangible assets, allowance for doubtful accounts, revenue recognition, allowance for deferred tax assets and uncertain tax position. Actual results could differ from these estimates.

MICT, Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Thousands, except Share and Par Value data)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Cash

Cash consists of cash on hand, demand deposits and time deposits placed with banks or other financial institutions and have original maturities of less than three months.

Accounts receivable, net

Accounts receivable include trade accounts due from customers. Accounts are considered overdue after thirty (30) days from payment due date. In establishing the required allowance for doubtful accounts, management considers historical collection experience, aging of the receivables, the economic environment, industry trend analysis, and the credit history and financial conditions of the customers. Management reviews its receivables on a regular basis to determine if the bad debt allowance is adequate, and adjusts the allowance when necessary. Delinquent account balances are written off against allowance for doubtful accounts after management has determined that the likelihood of collection is not probable. As of December 31, 2021 and December 31, 2020, allowance for doubtful accounts amounted to $2,606 and approximately $5, respectively.

Restricted Cash

The Company as an insurance broker is required to reserve 10% of its registered capital in cash held in an escrow bank account pursuant to the China Insurance Regulatory Commission (“CIRC”) rules and regulations. As of December 31, 2021 and 2020, restricted cash amounted to $2,417 and $0 respectively.

Warrants

The Company accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 480, Distinguishing Liabilities from Equity (“ASC 480”) and ASC 815, Derivatives and Hedging (“ASC 815”). The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to the Company’s own common stock and whether the warrant holders could potentially require “net cash settlement” in a circumstance outside of the Company’s control, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent quarterly period end date while the warrants are outstanding.

For issued or modified warrants that meet all of the criteria for equity classification, the warrants are required to be recorded as a component of additional paid-in capital at the time of issuance. For issued or modified warrants that do not meet all the criteria for equity classification, the warrants are required to be recorded at their initial fair value on the date of issuance, and each balance sheet date thereafter. Changes in the estimated fair value of the warrants are recognized as a non-cash gain or loss on the statements of operations.

Inventories

Inventories of raw materials are stated at the lower of cost (first-in, first-out basis) or realizable value. Cost of work in process is comprised of direct materials, direct production costs and an allocation of production overheads based on normal operating capacity.

MICT, Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Thousands, except Share and Par Value data)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Property and Equipment

Property and equipment are stated at cost, net of accumulated depreciation and amortization. Depreciation and amortization is calculated by the straight-line method over their estimated useful lives. Annual rates of depreciation are as follows:
Category	Useful Life
Machinery and equipment	3 – 7 years
Furniture and fixtures	3 – 14 years
Transportation equipment	4 – 7 years
Leasehold improvements	Over the shorter of lease term or life of the assets
Computer equipment	3 years

Stock Based Compensation

The Company accounts for stock-based compensation under the fair market value method under which compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period. For stock options, fair value is determined using an option-pricing model that takes into account the stock price at the grant date, the exercise price, the expected life of the option, the volatility of the underlying stock, the expected dividends on it, and the risk-free interest rate over the expected life of the option.

Research and Development Costs

Research and development costs are charged to statements of operations as incurred net of grants from the Israel Innovation Authority (formerly known as the Israel Office of the Chief Scientist of the Ministry of Economy), or IIA, and also from our Hong Kong (“HK”) online stock trading platform segment.

Earnings (Loss) per Share

Net loss per share is computed by dividing the net loss by the weighted average number of shares of common stock outstanding. The calculation of the basic and diluted earnings per share is the same for all periods presented, as the effect of the potential common shares equivalents is anti-dilutive due to the Company’s net loss position for all periods presented.

Segment reporting

ASC Topic 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for detailing the Company’s business segments. Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker (the “CODM”), which is comprised of certain members of the Company’s management team.

Operating leases

The Company follows ASC No. 842, Leases. The Company determines if an arrangement is a lease or contains a lease at inception. Operating lease liabilities are recognized based on the present value of the remaining lease payments, discounted using the discount rate for the lease at the commencement date. As the rate implicit in the lease is not readily determinable for the operating lease, the Company generally uses an incremental borrowing rate based on information available at the commencement date to determine the present value of future lease payments. Operating lease right-of-use assets (“ROU assets”) represent the Company’s right to control the use of an identified

MICT, Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Thousands, except Share and Par Value data)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. ROU assets are generally recognized based on the amount of the initial measurement of the lease liability. Lease expense is recognized on a straight-line basis over the lease term.

ROU assets are reviewed for impairment when indicators of impairment are present. ROU assets from operating and finance leases are subject to the impairment guidance in ASC 360, Property, Plant, and Equipment, as ROU assets are long-lived nonfinancial assets.

ROU assets are tested for impairment individually or as part of an asset group if the cash flows related to the ROU asset are not independent from the cash flows of other assets and liabilities. An asset group is the unit of accounting for long-lived assets to be held and used, which represents the lowest level for which identifiable cash flows are largely independent of the cash flows of other groups of assets and liabilities.

The Company recognized no impairment of ROU assets as of December 31, 2021 and December 31, 2020.

The operating lease is included in right-of-use assets and lease liability on the consolidated balance sheets.

Investments

The Company accounts for its equity investment over which it has significant influence but does not own a majority equity interest or otherwise control, using the equity method. The Company adjusts the carrying amount of the investment and recognizes investment income or loss for its share of the earnings or loss of the investee after the date of investment. The Company assesses its equity investment for other-than-temporary impairment by considering factors including, but not limited to, current economic and market conditions, operating performance of the entity, including current earnings trends and undiscounted cash flows, and other entity-specific information. The fair value determination, particularly for investments in a privately held entity, requires judgment to determine appropriate estimates and assumptions. Changes in these estimates and assumptions could affect the calculation of the fair value of the investment and determination of whether any identified impairment is other-than-temporary.

As of December 31, 2021, the Company owned 36.80% of shares in Micronet which was accounted for under equity method.

As of December 31, 2021, the Company owned 24% of the shares in Beijing Fucheng and controlled the remaining 76% through contractual arrangements as discussed in Note 1. Beijing Fucheng was therefore 100% consolidated in the consolidated financial statements.

Fair value measurement

The accounting standard regarding fair value of financial instruments and related fair value measurements defines financial instruments and requires disclosure of the fair value of financial instruments held by the Company.

The accounting standards define fair value, establish a three-level valuation hierarchy for disclosures of fair value measurement and enhance disclosure requirements for fair value measures. The three levels are defined as follow:

•        Level 1 inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

•        Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments.

•        Level 3 inputs to the valuation methodology are unobservable and significant to the fair value.

MICT, Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Thousands, except Share and Par Value data)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Financial instruments included in current assets and current liabilities are reported in the consolidated balance sheets at face value or cost, which approximate fair value because of the short period of time between the origination of such instruments and their expected realization and their current market rates of interest.

Intangible assets

The Company’s intangible assets with definite useful lives primarily consist of licensed software, capitalized development costs, platform system, and land-use rights. The Company amortizes its intangible assets with definite useful lives over their estimated useful lives and reviews these assets for impairment. The Company typically amortizes its intangible assets with definite useful lives on a straight-line basis over the shorter of the contractual terms or the estimated useful lives. The Company did not record any impairment of intangible assets as of December 31, 2021 and December 31, 2020.

Intangible assets are stated at cost less accumulated amortization. Amortization is computed using the straight-line method over the estimated useful lives of the assets. The estimated useful lives are as follows:
Useful Life
License & software	indefinite useful life and some of them for 10 years
Technology know-how	6 years
Trade name/trademarks	indefinite useful life and some of them for 5 years
Customer relationship	5 – 10 years

Goodwill

Goodwill represents the excess of the purchase price over the estimated fair value of the net assets acquired in the acquisition of a business. We test goodwill for impairment annually in the fourth quarter and when events or changes in circumstances indicate that the fair value of a reporting unit with goodwill has been reduced below its carrying value. On January 26, 2017, the Financial Accounting Standards Board (“FASB”) issued ASU 2017-04, “Intangibles-Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment.” The standard simplifies the accounting for goodwill impairment by requiring a goodwill impairment to be measured using a single step impairment model, whereby the impairment equals the difference between the carrying amount and the estimated fair value of the specified reporting units in their entirety. This eliminated the second step of the previous impairment model that required companies to first estimate the fair value of all assets in a reporting unit and measure impairments based on those estimated fair values and a residual measurement approach. It also specifies that any loss recognized should not exceed the total amount of goodwill allocated to that reporting unit. The Company did not record any impairment of goodwill as of December 31, 2021 and December 31, 2020.

Revenue Recognition

We recognize our revenue under ASC 606. ASC 606 establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers. The core principle requires an entity to recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration that it expects to be entitled to receive in exchange for those goods or services recognized as performance obligations are satisfied. It also requires us to identify contractual performance obligations and determine whether revenue should be recognized at a point in time or over time, based on when control of goods and services transfers to a customer.

We recognize revenue which represents the transfer of goods and services to customers in an amount that reflects the consideration to which we expect to be entitled in such exchange. We identify contractual performance obligations and determines whether revenue should be recognized at a point in time or over time, based on when control of goods and services are provided to customers.

MICT, Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Thousands, except Share and Par Value data)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

We use a five-step model to recognize revenue from customer contracts. The five-step model requires us to (i) identify the contract with the customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur; (iv) allocate the transaction price to the respective performance obligations in the contract; and (v) recognize revenue when (or as) we satisfy the performance obligation.

We derive our revenues from sales contracts with our customers with revenues being recognized upon performance of services. Our contracts with customers generally do not include a general right of return relative to the delivered products or services. We applied practical expedient when sales taxes were collected from customers, meaning sales tax is recorded net of revenue, instead of cost of revenue, which are subsequently remitted to governmental authorities and are excluded from the transaction price.

With respect to Micronet applicable revenue recognition U.S. GAAP requirements, Micronet implements a revenue recognition policy pursuant to which it recognizes its revenues at the amount to which it expects to be entitled when control of the products or services is transferred to its customers. Control is generally transferred when the Company has a present right to payment and title and the significant risks and rewards of ownership of products are transferred to its customers. There is limited discretion needed in identifying the point control passes: once physical delivery of the products to the agreed location has occurred, Micronet no longer has physical possession of the product and will be entitled at such time to receive payment while relieved from the significant risks and rewards of the goods delivered. For most of Micronet’s products sales, control transfers when products are shipped.

The Company’s revenues from the insurance division are generated from: a) providing customers with marketing promotion and information drainage services, which is to charge information service fees according to the customer traffic information provided to customers with business needs; b) to providing insurance brokerage services or insurance agency services on behalf of insurance carriers. With respect to the information drainage services and insurance brokerage services applicable to revenue recognition U.S. GAAP requirements, the company implements a revenue recognition policy pursuant to which it recognizes its revenues at the amount to which it expects to be entitled when control of the products or services is transferred to its customers. Control is generally transferred when the Company has a present right to payment and title and the significant risks and rewards of ownership of products are transferred to its customers. Our performance obligation to the insurance carrier is satisfied and commission revenue is recognized at the point in time when an insurance policy becomes effective. The Company provides customers with information drainage services and settles service charges with customers on the monthly basis. Performance obligation is satisfied at point in time when the requested information is delivered to the customer.

The Company’s revenues from the online stock trading platform are generated from stock trading commission income. Magpie provides trade execution to its customers. Commission revenue is recognized when transfer of control occurs. Trade execution performance obligation generally occurs on the trade date because that is when the underlying financial instrument (for a purchase) or purchaser (for a sale) is identified and the pricing is agreed upon.

In accordance with ASC 606-10-55, Revenue Recognition: Principal Agent Considerations, the Company considers several factors in determining whether it acts as the principal or as an agent in the arrangement of merchandise sales and provision of various related services and thus whether it is appropriate to record the revenues and the related cost of sales on a gross basis or record the net amount earned as service fees. For insurance brokerage services, we have identified our promise to sell insurance policies on behalf of the insurance carriers as the performance obligation in our contracts with the insurance carriers.

Income Taxes

Deferred taxes are determined utilizing the “asset and liability” method, whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and the tax basis of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, when it’s more likely than not that deferred tax assets will not be realized in the foreseeable future.

MICT, Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Thousands, except Share and Par Value data)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The Company applied FASB ASC Topic 740-10-25, “Income Taxes,” which provides guidance for recognizing and measuring uncertain tax positions and prescribes a threshold condition that a tax position must meet for any of the benefits of the uncertain tax position to be recognized in the financial statements. It also provides accounting guidance on derecognizing, classification and disclosure of these uncertain tax positions. The Company’s policy on classification of all interest and penalties related to unrecognized income tax positions, if any, is to present them as a component of income tax expense.

MICT and its subsidiaries and VIEs within the jurisdiction of the United States, Israel and China are subject to a tax examination for the most recent three, four and five years, respectively.

Stock-Based Compensation

Stock-based compensation granted to the Company’s employees and consultants are measured at fair value on grant date and stock-based compensation expense is recognized (i) immediately at the grant date if no vesting conditions are required, or (ii) using the accelerated attribution method, net of estimated forfeitures, over the requisite service period. The fair value of restricted shares is determined with reference to the fair value of the underlying shares.

At each date of measurement, the Company reviews internal and external sources of information to assist in the estimation of various attributes to determine the fair value of the share-based awards granted by the Company, including but not limited to the fair value of the underlying shares, expected life, expected volatility and expected forfeiture rates. The Company is required to consider many factors and make certain assumptions during this assessment. If any of the assumptions used to determine the fair value of the stock-based compensation changes significantly, stock-based compensation expense may differ materially in the future from that recorded in the current reporting period.

Reclassification

Prior to the deconsolidation of Micronet, Micronet had been taking active steps to sell its building within the year 2021. The company reclassified the related assets which were previously included in property and equipment, net and intangible assets, net to held-for-sale as of December 31, 2020.

Impairment of Long-Lived Assets

Intangible assets that are not considered to have an indefinite useful life are amortized using the straight-line basis over their estimated useful lives. The Company evaluates property and equipment and purchased intangible assets with finite lives for impairment whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable. The Company assesses the recoverability of the assets based on the undiscounted future cash flow and recognizes an impairment loss when the estimated undiscounted future cash flow expected to result from the use of the asset plus the net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. When the Company identifies an impairment, it reduces the carrying amount of the asset to its estimated fair value based on a discounted cash flow approach or, when available and appropriate, to comparable market values. As of December 31, 2021, and 2020, no indicators of impairment have been identified.

Comprehensive Income (Loss)

FASB ASC Topic 220-10, “Reporting Comprehensive Income,” requires the Company to report in its consolidated financial statements, in addition to its net loss, comprehensive income (loss), which includes all changes in equity during a period from non-owner sources including, as applicable, foreign currency items, and other items.

The Company’s other comprehensive income for all periods presented is related to the translation from functional currency to the presentation currency.

MICT, Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Thousands, except Share and Par Value data)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Financial Instruments

1.      Concentration of credit risks:

Financial instruments that have the potential to expose the Company to credit risks are mainly cash and cash equivalents, bank deposit accounts.

The Company holds cash and cash equivalents, securities and deposit accounts at large banks in Israel, thereby substantially reducing the risk of loss.

The Company performs ongoing credit evaluations of its loans to related parties for the purpose of determining the appropriate allowance impairment and has a convection feature as a collateral. An appropriate allowance for impairment is included in the accounts.

Statutory reserves

Pursuant to the laws applicable to the PRC, PRC entities must make appropriations from after-tax profit to the non-distributable “statutory surplus reserve fund”. Subject to certain cumulative limits, the “statutory surplus reserve fund” requires annual appropriations of 10% of after-tax profit until the aggregated appropriations reach 50% of the registered capital (as determined under accounting principles generally accepted in the PRC (“PRC GAAP”) at each year-end). For foreign invested enterprises and joint ventures in the PRC, annual appropriations should be made to the “reserve fund”. For foreign invested enterprises, the annual appropriation for the “reserve fund” cannot be less than 10% of after-tax profits until the aggregated appropriations reach 50% of the registered capital (as determined under PRC GAAP at each year-end). If the Company has accumulated loss from prior periods, the Company is able to use the current period net income after tax to offset against the accumulate loss.

Segment reporting

FASB ASC 280, Segment Reporting, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for details on the Company’s business segments.

The Company uses the management approach to determine reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker (“CODM”) for making decisions, allocating resources, and assessing performance. The Company’s CODM has been identified as the CEO, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Company.

Based on management’s assessment, the Company determined that it has two operating segments and therefore two reportable segments as defined by ASC 280, which are central processing algorithm services and intelligent chips and services

Recently issued accounting pronouncements

In May 2019, the FASB issued ASU 2019-05, which is an update to ASU Update No. 2016-13, Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which introduced the expected credit losses methodology for the measurement of credit losses on financial assets measured at amortized cost basis, replacing the previous incurred loss methodology. The amendments in Update 2016-13 added Topic 326, Financial Instruments — Credit Losses, and made several consequential amendments to the Codification. Update 2016-13 also modified the accounting for available-for-sale debt securities, which must be individually assessed

MICT, Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Thousands, except Share and Par Value data)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

for credit losses when fair value is less than the amortized cost basis, in accordance with Subtopic 326-30, Financial Instruments — Credit Losses — Available-for-Sale Debt Securities. The amendments in this Update address those stakeholders’ concerns by providing an option to irrevocably elect the fair value option for certain financial assets previously measured at amortized cost basis. For those entities, the targeted transition relief will increase comparability of financial statement information by providing an option to align measurement methodologies for similar financial assets. Furthermore, the targeted transition relief also may reduce the costs for some entities to comply with the amendments in Update 2016-13 while still providing financial statement users with decision-useful information. In November 2019, the FASB issued ASU No. 2019-10, which to update the effective date of ASU No. 2016-02 for private companies, not-for-profit organizations and certain smaller reporting companies applying for credit losses, leases, and hedging standard. The new effective date for these preparers is for fiscal years beginning after December 15, 2022. The Company does not expect the adoption of this ASU would have a material effect on the Company’s consolidated financial statements.

In October 2020, the FASB issued ASU 2020-08, “Codification Improvements to Subtopic 310-20, Receivables — Non-refundable Fees and Other Costs”. The amendments in this Update represent changes to clarify the Codification. The amendments make the Codification easier to understand and easier to apply by eliminating inconsistencies and providing clarifications. ASU 2020-08 is effective for the Company for annual and interim reporting periods beginning July 1, 2021. Early application is not permitted. All entities should apply the amendments in this Update on a prospective basis as of the beginning of the period of adoption for existing or newly purchased callable debt securities. These amendments do not change the effective dates for Update 2017-08. The Company is currently evaluating the impact of this new standard on the Company’s consolidated financial statements and related disclosures.

In October 2020, the FASB issued ASU 2020-10, “Codification Improvements”. The amendments in this Update represent changes to clarify the Codification or correct unintended application of guidance that are not expected to have a significant effect on current accounting practice or create a significant administrative cost to most entities. The amendments in this Update affect a wide variety of Topics in the Codification and apply to all reporting entities within the scope of the affected accounting guidance. ASU 2020-10 is effective for annual periods beginning after December 15, 2020 for public business entities. Early application is permitted. The amendments in this Update should be applied retrospectively. The adoption of this standard did not have a material impact on the Company’s consolidated financial statements.

In October 2021, the FASB issued ASU 2021-08, “Business Combinations”. The amendments in this Update address how to determine whether a contract liability is recognized by the acquirer in a business combination and resolve the inconsistency of measuring revenue contracts with customers acquired in a business combination by providing specific guidance on how to recognize and measure acquired contract assets and contract liabilities from revenue contracts in a business combination. The amendments in this Update apply to all entities that enter into a business combination within the scope of Subtopic 805-10, Business Combination-Overalls. For public business entities, ASU 2021-08 is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. Early application is permitted. The amendments in this Update should be applied prospectively to business combinations occurring on or after the effective date of the amendments. The Company does not expect the adoption of this standard to have a material impact on its consolidated financial statements.

Except as mentioned above, the Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated balance sheets, consolidated statements of operations, comprehensive loss and cash flows.

MICT, Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Thousands, except Share and Par Value data)

Note 3 — Stockholders’ Equity

A.     Common stock:

Common stock confers upon its holders the rights to receive notice to participate and vote in general meetings of the Company, and the right to receive dividends if declared.

B.      Stock Option Plan:

2012 plan.    Our 2012 Stock Incentive Plan (the “2012 Incentive Plan”) was initially adopted by the Board on November 26, 2012 and approved by our stockholders on January 7, 2013 and subsequently amended on September 30, 2014, October 26, 2015, November 15, 2017 and November 8, 2018. Under the 2012 Incentive Plan, as amended, up to 5,000,000 shares of our Common Stock, are currently authorized to be issued pursuant to option awards granted thereunder, 3,044,782 shares of which have been issued or have been allocated to be issued as of November 30, 2020 and 1,955,218 shares remain available for future issuance as November 30, 2020. The 2012 Incentive Plan is intended as an incentive to retain directors, officers, employees, consultants and advisors to the Company, persons of training, experience and ability, to attract new employees, directors, consultants and advisors whose services are considered valuable, to encourage the sense of proprietorship and to stimulate the active interest of such persons in the development and financial success of the Company, by granting to such persons options to purchase shares of the Company’s Common Stock (“2012 Options”), shares of the Company’s stock, with or without restrictions, or any other share-based award (“2012 Award(s)”). The Plan is intended as an incentive to retain in the employ of, and as directors, consultants and advisors to MICT, Inc., a Delaware corporation (the “Company”), and its subsidiaries (including any “employing company” under Section 102(a) of the Ordinance (as hereinafter defined) and any “subsidiary” within the meaning of Section 424(f) of the United States Internal Revenue Code of 1986, as amended (the “Code”), collectively, the “Subsidiaries”), persons of training, experience and ability, to attract new employees, directors, consultants and advisors whose services are considered valuable, to encourage the sense of proprietorship and to stimulate the active interest of such persons in the development and financial success of the Company and its Subsidiaries, by granting to such persons either (i) options to purchase shares of the Company’s Stock, (the “Options”), (ii) shares of the Company’s Stock, with or without restrictions, or (iii) any other Stock-based award, granted to a Grantee or an Optionee (as such terms are defined below hereunder) under the Plan and any Stock issued pursuant to the exercise thereof. Stock awards and the grant of Options to purchase shares of Stock, or the issue of each of the above under sub-sections (i) - (iii) shall be referred as the “Award(s).

2020 plan.    The 2020 Incentive Plan provides for the issuance of up to 20,000,000 shares of our common stock plus a number of additional shares issued upon the expiration or cancellation of awards under our 2014 Incentive Plan, which was terminated when the 2020 Incentive Plan was approved by our stockholders. Generally, shares of common stock reserved for awards under the 2020 Incentive Plan that lapse or are canceled (other than by exercise) will be added back to the share reserve available for future awards. However, shares of common stock tendered in payment for an award or shares of common stock withheld for taxes are not available again for future awards. In addition, Shares repurchased by the Company with the proceeds of the option exercise price may not be reissued under the 2020 Incentive Plan.

MICT, Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Thousands, except Share and Par Value data)

Note 3 — Stockholders’ Equity (cont.)

The following table summarizes information about stock options outstanding and exercisable as of December 31, 2021:
Options Outstanding		Options Exercisable
Number Outstanding on December 31, 2021	Weighted Average Remaining Contractual Life	Number Exercisable on December 31, 2021	Exercise Price
	Years		$
38,000	0.25	38,000	4.30
50,000	0.25	40,000	1.32
30,000	0.25	30,000	1.4776
825,000	0.25	825,000	1.41
370,000	9.5	185,000	1.81
245,000	9.5	—	2.49
1,558,000		1,118,000
	2021		2020
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
		$		$
Options outstanding at the beginning of year:	1,158,000	2.24	1,167,000	2.34
Changes during the year:
Granted	740,000	1.97	1,300,000	1.32
Exercised	(60,000)	1.35	(1,198,000)	1.97
Forfeited	(280,000)	1.41	(111,000)	2.81
Options outstanding at end of year	1,558,000	1.74	1,158,000	2.24
Options exercisable at year-end	1,118,000	1.57	1,138,000	2.36

The Company has warrants outstanding as follows:
	Warrants Outstanding	Average Exercise Price	Remaining Contractual Life
Balance, December 31, 2020	12,994,545	$2.31	4
Granted	54,863,876	$2.81	4.5
Forfeited	(2,544,055)	$1.01	—
Exercised	(2,450,487)	$1.01	—
Balance, December 31, 2021	62,863,879	$2.854	4.5

Subject to, and upon closing of the Acquisition Agreement, the securities issued upon the exercise or conversion of outstanding options will be in accordance with the terms on which they were granted initially.

The fair value of each option granted is estimated on the date of grant, using the Black-Scholes option-pricing model with the following weighted average assumptions: dividend yield of 0% for all years; expected volatility: 2020 -45.24% 2021-87.2%-100.4%; risk-free interest rate: 2020 – 0.39% 2021-0.99%-1.64%; and expected life: 2020- 0.68 years 2021-6.5-10 years.

MICT, Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Thousands, except Share and Par Value data)

Note 3 — Stockholders’ Equity (cont.)

The Company is required to assume a dividend yield as an input in the Black-Scholes model. The dividend yield assumption is based on the Company’s historical experience and expectation of future dividends payouts and may be subject to change in the future.

The Company uses historical volatility in accordance with FASB ASC Topic 718, “Compensation — stock compensation”. The computation of volatility uses historical volatility derived from the Company’s exchange-traded shares.

The risk-free interest assumption is the implied yield currently available on U.S. Treasury zero-coupon bonds, issued with a remaining term equal to the expected life term of the Company’s options.

Pre-vesting rates forfeitures were zero based on pre-vesting forfeiture experience.

The Company uses the simplified method to compute the expected option term for options granted.

During 2020 the Company issued 1,943,182, shares of its common stock to its directors, employees and consultants and as a result recorded aggregate expenses of $2,750 in connection with such issuance

During 2020 the Company issued 200,000, shares of its common stock to Maxim Group LLC, or Maxim as part of a settlement agreement executed between the parties and as a result of such issuance recorded aggregate expenses of $635.

During 2020 the Company issued an aggregate of 1,198,000 shares of our common stock pursuant to the exercise of certain stock options previously issued to its employees, directors and consultants. As a result of such issuance of common stock, the Company recorded an aggregate expenses of $2,365.

During 2020 the Company issued an aggregate of 2,181,282 shares of its common stock pursuant to the exercise of certain warrants previously issued to various shareholders. As a result of such issuance of such common stock, the Company recorded aggregate expenses of $1,611.

Pursuant to the April 21, 2020, and the July 8, 2020 Agreements entered by MICT with various purchasers for the sale of certain convertible notes as described in the Description of Business above, MICT sold convertible notes with an aggregate total principal amount of approximately $15,000 under such terms as described hereinabove. Based on the terms included in the convertible notes, following receipt of the Company’s stockholders in September 2020, the Convertible Notes were converted into 13,636,363 shares of common stock of the Company at a conversion price of $1.10 per share as set above.

On July 1, 2020, MICT completed its acquisition (the “Acquisition”) of GFH Intermediate Holdings Ltd., pursuant to the previously announced Agreement and Plan of Merger entered into on November 7, 2019 by and between MICT, GFHI, Global Fintech Holding Ltd., a British Virgin Islands company and the sole shareholder of GFHI, and MICT Merger Subsidiary Inc., a British Virgin Islands company and a wholly owned subsidiary of MICT (“Merger Sub”), as amended and restated on April 15, 2020 (the “Restated Merger Agreement”). As of the date hereof pursuant to the Acquisition the Company issued to GFH 22,727,272 shares of common stock reflecting a price of $1.10 per each MICT share.

On September 8, 2020, the Company and all of the holders (the “Holders”) of the Company’s Series A Convertible Preferred Stock, par value $0.001 per share (the “Series A Preferred”), entered into a series of Series A Convertible Preferred Stock Exchange Agreements (each an Exchange Agreement and together, the “Exchange Agreements”), pursuant to which the Holders exchanged an aggregate of 3,181,818 shares of the Series A Preferred, on a 1-for-2 basis, for an aggregate of 6,363,636 shares of the Company’s common stock, par value $0.001 per share (the “Common Stock”).

MICT, Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Thousands, except Share and Par Value data)

Note 3 — Stockholders’ Equity (cont.)

On September 10, 2020, the Company and the holder (the “Holder”) of the Company’s Series B Convertible Preferred Stock, with a par value of $0.001 per share (the “Series B Preferred”), entered into that certain Series B Convertible Preferred Stock Exchange Agreement (the “Exchange Agreement”) in the form attached hereto as Exhibit 10.1, pursuant to which the Holder exchanged an aggregate of 1,818,181 shares of the Series B Preferred, on a 1-for-1 basis, for an aggregate of 1,818,181 shares of the Company’s common stock, par value $0.001 per share (the “Common Stock”).

On November 2, 2020 the Company entered into a Securities Purchase Agreement (the “Purchase Agreement”) with certain investors for the purpose of raising $25,000 in gross proceeds for the Company (the “Offering”). Pursuant to the terms of the Purchase Agreement, the Company sold, in a registered direct offering, an aggregate of 10,000,000 units (each, a “Unit”), with each Unit consisting of one share of the Company’s common stock, par value $0.001 per share and one warrant to purchase 0.8 of one share of Common Stock at a purchase price of $2.50 per Unit. The warrants are exercisable nine months after the date of issuance at an exercise price of $3.12 per share and will expire five years following the date the warrants become exercisable. The closing of the sale of Units pursuant to the. Purchase Agreement occurred on November 4, 2020. By December 31, 2020, the Company had received a total of $22,325 in gross proceeds pursuant to Offering and issued in the aggregate, 7,600,000 Units. The remaining gross proceeds, in the additional aggregate amount of $2,675, were received by the Company on March 1, 2021 and in consideration for such proceeds, the Company issued the remaining 2,400,000 units.

On February 11, 2021, the Company announced that it had entered into a securities purchase agreement (the “February Purchase Agreement”) with certain institutional investors for the sale of (i) 22,471,904 shares of common stock, (ii) 22,471,904 Series A warrants to purchase 22,471,904 shares of common stock and (iii) 11,235,952 Series B warrants to purchase 11,235,952 shares of common stock at a combined purchase price of $2.67 (the “February Offering”). The gross proceeds to the Company from the February Offering were expected to be approximately $60,000. The Series A warrants will be exercisable nine months after the date of issuance, have an exercise price of $2.80 per share and will expire five and one-half years from the date of issuance. The Series B warrants will be exercisable nine months after the date of issuance, have an exercise price of $2.80 per share and will expire three and one-half years from the date of issuance. The Company received net proceeds of $54,000 on February 16, 2021 after deducting the placement agent’s fees and other expenses.

On March 2, 2021, the Company entered into a securities purchase agreement (the “March Purchase Agreement”) with certain investors for the purpose of raising approximately $54,000 in gross proceeds for the Company. Pursuant to the terms of the March Purchase Agreement, the Company agreed to sell, in a registered direct offering, an aggregate of 19,285,715 shares of the Company’s common stock, par value $0.001 per share, at a purchase price of $2.675 per share and in a concurrent private placement, warrants to purchase an aggregate of 19,285,715 shares of common stock, at a purchase price of $0.125 per warrant, for a combined purchase price per share and warrant of $2.80 which was priced at the market under Nasdaq rules. The warrants are immediately exercisable at an exercise price of $2.80 per share, subject to adjustment, and expire five years after the issuance date. The closing date for the transaction consummated under the March Purchase Agreement was on March 4, 2021. The Company received net proceeds of $48,690 on March 4, 2021, after deducting the placement agent’s fees and other expenses.

On May 17, 2021, the Company’s Board of Directors (the “Board”) unanimously approved a grant of fully vested 6,000,000 shares of common stock to Mr. Darren Mercer, the Company’s Chief Executive Officer. The issuance of the shares was pursuant to the Company’s long term incentive plan as previously approved by the stockholders and negotiated in connection with the Company’s acquisition of Global Fintech Holdings Limited. The Board unanimously agreed to issue the shares in recognition of Mr. Mercer’s direct contribution to achieving numerous key deliverables including: (i) the completion of several acquisitions, including those of Fucheng Insurance and Magpie; (ii) obtaining regulatory approval from the Hong Kong SFC regarding the acquisition of Magpie; (iii) the execution of several major commercial contracts and partnerships, including with a number of major insurance agents and

MICT, Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Thousands, except Share and Par Value data)

Note 3 — Stockholders’ Equity (cont.)

one of China’s largest payment service providers; (iv) the execution of an exclusive partnership with the Shanghai Petroleum and Natural Gas Trading Center to which allows MICT to provide financial services to its customers; (v) the successful launch of the insurance business in December 2020 and the delivery of significant revenues and revenue growth in Q1 2021; and (vi) the completion of capital raises totaling in excess of $140,000 and broadening the Company’s institutional investor base.

On May 17, 2021, the Board unanimously approved a grant of fully vested 300,000 shares of common stock of the Company to Richard Abrahams, Magpie’s Chief Executive Officer.

Our 2012 Stock Incentive Plan (the “2012 Incentive Plan”) was initially adopted by the Board on November 26, 2012 and approved by our stockholders on January 7, 2013 and subsequently amended on September 30, 2014, October 26, 2015, November 15, 2017 and November 8, 2018. Under the 2012 Incentive Plan, as amended, up to 5,000,000 shares of our common stock, are currently authorized to be issued pursuant to option awards granted thereunder. On May 17, 2021, May 23, 2021 and June 28, 2021, the Company granted an aggregate of 125,000, 370,000 and 245,000 respectively, options under the 2012 Incentive Plan, with an exercise price of $1.41, $1.81 and $2.49, respectively, of which 310,000 options vested as of December 31, 2021. This resulted in a stock-based compensation expense of approximately $708 recorded for the year ended December 31, 2021, based on a fair value determined using a Black-Scholes model.

On March 22, 2021, 20,000 shares of common stock were issued to an employee who exercised their options at an exercise price of $1.41.

In September 2021, the Board unanimously approved a grant of 87,000 fully vested shares of common stock of the Company to some of our employees.

On September 20, 2021, 40,000 shares of common stock were issued to an employee who exercised their options at an exercise price of $1.32.

On September 28, 2021, MICT granted 823,020 shares of common stock of the Company to China Strategic Investments Limited.

NOTE 4 — FAIR VALUE MEASUREMENTS

Items carried at fair value on an ongoing basis as of December 31, 2021 and 2020 are classified in the table below in one of the three categories described in Note 2.
	Fair value measurements December 31, 2020
(USD in thousands)	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$29,049	—	—	$29,049
Total	$29,049	—	—	$29,049
	Fair value measurements December 31, 2021
(USD in thousands)	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$94,930	—	—	$94,930
Total	$94,930	—	—	$94,930

MICT, Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Thousands, except Share and Par Value data)

NOTE 5 — INVENTORIES

Inventories are stated at the lower of cost or net realizable value, computed using the first-in, first-out method. Inventories consist of the following:
	December 31,
(USD in thousands)	2021	2020
Raw materials	$—	$1,639
Work in process and finished product	—	363
	$—	$2,002

NOTE 6 — PROPERTY AND EQUIPMENT, NET

Property and equipment consists of the following as of December 31, 2021 and 2020:
	December 31,
(USD in thousands)	2021	2020
Building	$—	$29
Computer equipment	309	90
Dies	—	358
Furniture and fixtures	122	33
Machinery and equipment	153	40
leasehold improvement	203	—
Transportation equipment	415	73
	1,202	623
Less accumulated depreciation and amortization	(525)	(206)
	$677	$417

Depreciation and amortization expenses totaled $163 and $122 for the years ended December 31, 2021 and 2020, respectively.

NOTE 7 — INTANGIBLE ASSETS, NET

Composition:
(USD in thousands)	Useful life years	December 31, 2021	December 31, 2020
Original amount:
Technology know-how	6	$11,490	$13,070
Trade name/trademarks	Indefinite or 5 years	923	850
Customer relationship	5 – 10 years	4,802	4,910
License	Indefinite or 10 years	8,498	—
Software	10	172	—
		25,885	18,830
Accumulated amortization:
Technology know-how		(2,873)	(1,116)
trade name/trademarks		(174)	(71)
Customer related intangible assets		(1,355)	(484)
License		(39)	—
Software		(2)	—
		(4,443)	(1,671)
Net		$21,442	$17,159

MICT, Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Thousands, except Share and Par Value data)

NOTE 7 — INTANGIBLE ASSETS, NET (cont.)

The estimated future amortization of the intangible assets (excluded of deferred tax assets) as of December 31, 2021 is as follows:
(USD in thousands)
2022	$3,159
2023	3,154
2024	3,154
2025 onward	4,896
Total	$14,363

NOTE 8 — SHORT-TERM LOANS FROM BANKS AND OTHERS:

Composition:
			Total Short-term loan
	Interest rate	Linkage	December 31,
(USD in thousands)%		basis	2021	2020
Due to banks	Prime plus 2.5% Prime plus 3.5%	NIS	$—	884
Due to others		RMB	$1,657	—
			$1,657	884

As of December 31, 2020, the Company had short-term bank loans of $884 comprised as follows: $884 loans of Micronet that bear interest of prime plus 2.5% through prime plus 3.5% paid either on a monthly or quarterly basis. All of Micronet’s loans were classified as short-term loans due to the fact that Micronet didn’t meet with covenants.

As of December 31, 2021, the Company had short-term loans from others of $1,657 comprised as follows: $1,155 loans of All Weather Insurance Agency bear interest of 0%, of which $1,088 will be repaid on December 31, 2022 and $67 will be repaid on August 3, 2022. The $314 loans of Zhongtong Insurance that bear interest of 10% has been repaid subsequently on January 11, 2022, and the remaining loans of Zhongtong Insurance in amount of $188 loans that bear interest of 10% will be repaid before December 31, 2022.

NOTE 9 — EQUITY INVESTMENT IN MICRONET

Micronet’s net revenues and net loss are presented if the acquisition date had occurred at the beginning of the annual reporting period.
(USD in thousands)	Year ended December 31, 2021	Year ended December 31, 2020
Revenues	$60,007	$2,262
Net loss	$(36,175)	$(26,419)

Management engaged a third-party valuation firm to assist them with the valuation of the intangible assets that are detailed in the schedule below.

MICT, Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Thousands, except Share and Par Value data)

NOTE 9 — EQUITY INVESTMENT IN MICRONET (cont.)

Purchased identifiable intangible assets are amortized on a straight-line basis over their respective useful lives. The table set forth below summarizes the estimates of the fair value of assets acquired and liabilities assumed and resulting gain on bargain purchase. In addition, the following table summarizes the allocation of the preliminary purchase price as of the acquisition date on June 23, 2020:

Micronet Ltd. Purchase Price Allocation

(USD in thousands)
Total cash consideration	$887
Total Purchase Consideration	$887

Less:
Debt-free net working capital	$788
Property and equipment	661
Right of use assets	310
Other assets	26
Borrowings	(1,675)
Severance payable	(95)
Lease liabilities	(101)
Intangible assets – trade name/trademarks	270
Intangible assets – developed technology	1,580
Intangible assets – customer relationship	410
Intangible assets – ground	215
Deferred Tax liability	(362)
Fair value of net assets acquired	$2,027

Noncontrolling interest	$(2,172)
Gain on equity interest	(665)
Equity investment	(921)
Change in investment	(3,758)

Goodwill value	$2,618

Loss of control of Micronet

As of March 31, 2021, the Company held 50.31% of Micronet’s issued and outstanding shares. On May 9, 2021, following the exercise of options by minority stockholders, the Company’s ownership interest was diluted to 49.88% and as a result the Company is no longer required to include Micronet’s operating results in its financial statements. From May 9, 2021, the Company accounted for the investment in Micronet in accordance with the equity method.

On June 16, 2021, Micronet announced that it had completed a public equity offering on the TASE. Pursuant to the offering, Micronet sold an aggregate number of 18,400 securities units (the “Units”) at a price of 14.6 NIS per Unit with each Unit consisting of 100 ordinary shares, 25 series A options and 75 series B options, resulting in the issuance of 1,840,000 ordinary shares, 460,000 series A options and 1,380,000 series B options. Micronet raised total gross proceeds of 26,864 NIS (approximately $8,290) in the Offering. The Company did not participate in the Offering, and, as a result, the Company owned 36.80% of the outstanding ordinary shares of Micronet and 26.56% on a fully diluted basis as of December 31, 2021.

MICT, Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Thousands, except Share and Par Value data)

NOTE 9 — EQUITY INVESTMENT IN MICRONET (cont.)

May 9, 2021
USD in thousands
Micronet’s fair value as of May 9, 2021	1,127
Net assets	(6,185)
Capital reserve from currency translation	134
Non-controlling interests	2,990
Net loss from loss of control	(1,934)

NOTE 10 — LOAN TO MICRONET

On November 13, 2019, the Company and Micronet executed a convertible loan agreement pursuant to which the Company agreed to loan to Micronet $500,000 (the “Convertible Loan”). The Convertible Loan bears interest at a rate of 3.95% calculated and paid on a quarterly basis. In addition, the Convertible Loan, if not converted, shall be repaid in four equal installments, the first of such installment payable following the fifth quarter after the issuance of the Convertible Loan, with the remaining three installments due on each subsequent quarter thereafter, such that the Convertible Loan shall be repaid in full upon the lapse of 24 months from its issuance. In addition, the outstanding principal balance of the Convertible Loan, and all accrued and unpaid interest, is convertible at the Company’s option, at a conversion price equal to 0.38 NIS per Micronet share. Pursuant to the convertible loan agreement, Micronet also agreed to issue the Company an option to purchase one of Micronet’s ordinary shares for each ordinary share that it issued as a result of a conversion of the Convertible Loan at an exercise price of 0.60 NIS per share, exercisable for a period of 15 months. On July 5, 2020, the Company had a reverse split where the price of the Convertible Loan changed from 0.08 NIS per Micronet share into 5.7 NIS per Micronet share. The option’s exercise price changed from 0.6 NIS per share to 9 NIS per Micronet share.

On January 1, 2020, the Convertible Loan was approved at a general meeting of the Micronet shareholders and as a result, the Convertible Loan and the transactions contemplated thereby became effective. The loan was repaid on January 4, 2022. As of December 31, 2021, this balance, including principal and interest, was presented as amount due from related party on the consolidated balance sheet.

On August 13, 2020, MICT Telematics extended to Micronet an additional loan in the aggregate amount of $175,000 (the “Loan Sum”) which governed the existing outstanding intercompany debt. The loan does not bear any interest and has a term of twelve months. The Loan Sum was granted for the purpose of supporting Micronet’s working capital and general corporate needs. The loan was repaid on August 25, 2021.

NOTE 11 — GFH Intermediate Holdings Ltd Acquisition

On July 1, 2020, MICT completed its acquisition of GFHI pursuant to the previously announced agreement and plan of merger (the “Merger Agreement”) entered into on November 7, 2019 by and between MICT, Micronet, GFHI, Global Fintech Holding Ltd, a British Virgin Islands company and the sole shareholder of GFHI, and MICT Merger Subsidiary Inc., a British Virgin Islands company and a wholly owned subsidiary of MICT, as amended and restated on April 15, 2020. As described in the Merger Agreement, upon consummation of the acquisition, the outstanding share of GFHI were cancelled in exchange for a convertible promissory note in the principal amount of $25,000 issued to GFH by MICT. This note has been converted into 22,727,273 shares of common stock of MICT at a conversion price of $1.10 per share. As a result of the acquisition goodwill and intangible assets were created.

GFHI’s net revenues and net loss are presented as if the Company’s acquisition date had occurred at the beginning of the annual reporting period.

MICT, Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Thousands, except Share and Par Value data)

NOTE 11 — GFH Intermediate Holdings Ltd Acquisition (cont.)

(USD in thousands)	Year ended December 31, 2020
Revenues	$1,173
Net loss	$(22,992)

As of the date of this annual report, COVID-19 and the resulting government regulations enacted in China and elsewhere have not had a material adverse effect on GFHI financial reports; however, there can be no assurance that GFHI financial reports will not be affected in the future from COVID-19 or resulting government actions.

Purchased identifiable intangible assets are amortized on a straight-line basis over their respective useful lives. The table set forth below summarizes the estimates of the fair value of assets acquired and liabilities assumed and resulting gain on bargain purchase. In addition, the following table summarizes the allocation of the preliminary purchase price as of the acquisition date:

GFH Intermediate Holdings LTD, Purchase Price Allocation

(USD in thousands)
Total share consideration(1)	$32,050
Total Purchase Consideration	$32,050

Less:
Intangible assets – trade name/ trademarks	$580
Intangible assets – developed technology	11,490
Intangible assets – Customer database(2)	4,500
Deferred Tax liability(3)	(4,308)
Fair value of net assets acquired	$12,262

Goodwill value(4)	$19,788

____________

(1)      The purchase consideration represented the fair value of the convertible promissory notes that were converted into common stock of MICT.

(2)      The customer database value is based on the cost to recreate, as indicated by management.

(3)      Represents the income tax effect of the difference between the accounting and income tax bases of the identified intangible assets, using an assumed statutory income tax rate of 26%.

(4)      The goodwill is not deductible for tax purposes.

NOTE 12 — BEIJING FUCHENG LIANBAO TECHNOLOGY CO., LTD TRANSACTION

On February 10, 2021, the Company closed a transaction pursuant to which it acquired (via Beijing Fucheng in which it holds 24% and engaged in a VIE structure) all of the shares of Beijing Yibao Technology Co., Ltd., and indirectly its fully owned subsidiary Beijing Fucheng Insurance Brokerage Co., Ltd. (the “Fucheng Insurance Transaction”).

MICT, Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Thousands, except Share and Par Value data)

NOTE 12 — BEIJING FUCHENG LIANBAO TECHNOLOGY CO., LTD TRANSACTION (cont.)

The table set forth below summarizes the estimates of the fair value of assets acquired and liabilities assumed and resulting gain on bargain purchase. In addition, the following table summarizes the allocation of the preliminary purchase price as of the acquisition date:

Beijing Fucheng Lianbao Technology Co., Ltd transaction, Purchase Price Allocation

(USD in thousands)
Total cash consideration	$5,711
Total Purchase Consideration	$5,711

Less:
Net working capital	$926
Property and equipment	26
License	4,814
Current liabilities	(55)
Fair value of net assets acquired	$5,711

NOTE 13 — Guangxi Zhongtong Insurance Agency Co., Ltd Acquisition

On January 1, 2021, we entered into a transaction through Bokefa, with the shareholders of Guangxi Zhongtong Insurance Agency Co., Ltd (“Guangxi Zhongtong”), a local Chinese entity with business and operations in the insurance brokerage business. Pursuant to the transaction, we granted loans to Guangxi Zhongtong’s shareholders through a frame work loan (the “GZ Frame Work Loan”) the amount of up to RMB 40,000 (approximately $6,125) (“GZ Frame Work Loan Amount”) which is designated, if exercised, to be used as a working capital loan for Guangxi Zhongtong. As of December 31, 2021, only RMB 8,010 (approximately $1,243) was drawn down from the GZ Frame Work Loan for working capital and approximately $919 was drawn down for loans to shareholders of Guangxi Zhongtong (as stipulated in the agreement). In consideration for the GZ Frame Work Loan, the parties entered into various additional agreements which include: (i) a pledge agreement pursuant to which the shareholders have pledged their shares for the benefit of Bokefa in order to secure the GZ Frame work Loan Amount (ii) an exclusive option agreement pursuant to which Bokefa has an exclusive option to purchase the entire issued and outstanding common shares of Guangxi Zhongtong from the shareholders (“Option Agreement”) under such terms set forth therein (which include an exercise price not less than the maximum GZ Frame Work Loan Amount and the right to convert the GZ Frame Work Loan Amount into the purchased shares) (iii) an entrustment agreement and power of attorney agreement pursuant to which the shareholders irrevocably entrusted and appointed Tianjin Bokefa as their proxy and trustee to exercise on their behalf any and all rights under applicable law and the articles of association of Guangxi Zhongtong in the shareholder’s equity interest in Guangxi Zhongtong (iv) a business cooperation agreement and a master exclusive service agreement which grants Bokefa rights related to Guangxi Zhongtong’s business and operations in order to secure repayment of the GZ Frame Work Loan Amount.

This transaction was structured pursuant to a Variable Interest Entity, Structure (in which we do not hold the shares). As such, and given our direct ownership in Bokefa and its contractual arrangements with Guangxi Zhongtong, we are regarded as Guangxi Zhongtong’s controlling entity and primary beneficiary of Guangxi Zhongtong business. We have, therefore, consolidated the financial position and operating results of Guangxi Zhongtong into our consolidated financial statements, using the fair value of the assets and liabilities of Guangxi Zhongtong in accordance with U.S. GAAP. Beijing Fucheng Lianbao Technology Co., Ltd is an entity incorporated on December 29, 2020, in which Bokefa owns 24% equity interest with the remaining 76% controlled by Bokefa through VIE agreements. On February 10, 2021, Beijing Fucheng acquired all of the shares of Beijing Yibao Technology Co., Ltd., which holds 100% of the equity interest in Beijing Fucheng Insurance Brokerage Co., Ltd. (“Fucheng Insurance”). Fucheng Insurance is a Chinese insurance brokerage agency and a nation-wide licensed entity which offers insurance brokerage services for a broad range of insurance products. Fucheng Insurance, through their nationwide license, will give us

MICT, Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Thousands, except Share and Par Value data)

NOTE 13 — Guangxi Zhongtong Insurance Agency Co., Ltd Acquisition (cont.)

the flexibility to offer and create tailor-made insurance products, leverage customers directly or through distribution partners and procure better deals with both our existing and new insurance company partners. Fucheng Insurance further enables us to accelerate the onboarding of new agents onto our platforms all throughout China. It also creates the opportunity to promote our business through some of China’s biggest online portals, which will provide business-to-business-to-consumer (B2B2C) as well as business-to-consumer (B2C) channels. When Fucheng Insurance initiates its nationwide rollout of its mobile application, it will facilitate access to those portals’ large customer bases which will also offer MICT’S full suite of insurance products. Beijing Fucheng shares were acquired for approximately $5,700, and funded through MICT.

On October 21, 2021, Yibao transferred such funds and the transaction closed. As a result of the transaction, Yibao now holds a sixty percent (60%) equity interest in Guangxi Zhongtong and is the controlling shareholder. As a condition of the Closing, the previous agreements consummated on January 1, 2021 per the Frame Work Loan became null and void.

Purchased identifiable intangible assets are amortized on a straight-line basis over their respective useful lives. The table set forth below summarizes the estimates of the fair value of assets acquired and liabilities assumed and resulting gain on bargain purchase. In addition, the following table summarizes the allocation of the preliminary purchase price as of the acquisition date:

Guangxi Zhongtong Insurance agency co., Ltd, Purchase Price Allocation

(USD in thousands)
Total cash consideration(1)	$—
Total Purchase Consideration	$—

Less:
Debt-free net working capital	$613
Property and equipment	13
Intangible assets – Licenses	1,926
Intangible assets – customer relationship(1)	248
Deferred Tax liability(2)	(544)
Fair value of net assets acquired	$2,256

Noncontrolling interest	$(3,231)
Gain on equity interest	1,128
Equity investment	—
Change in investment	(2,103)

Goodwill value(3)	$(153)

____________

(1)      The customer database value is based on the cost to recreate, as indicated by management.

(2)      Represents the income tax effect of the difference between the accounting and income tax bases of the identified intangible assets, using an assumed statutory income tax rate of 26%.

(3)      The goodwill is not deductible for tax purposes.

NOTE 14 — ALL WEATHER TRANSACTION

On July 1, 2021, we entered into a transaction through Bokefa, with the shareholders of All Weather, a local Chinese entity with business and operations in the insurance brokerage business. Pursuant to the transaction, we granted loans to All Weather’s shareholders through a frame work loan (the “AW Frame Work Loan”) the amount of up to RMB 30,000 (approximately $4,700) (“AW Frame Work Loan Amount”) which is designated, if exercised, to be used as a working capital loan for All Weather. As of December 31, 2021, RMB 30,000 (approximately $4,700)

MICT, Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Thousands, except Share and Par Value data)

NOTE 14 — ALL WEATHER TRANSACTION (cont.)

was drawn down from the AW Frame Work Loan for working capital. In consideration for the AW Frame Work Loan, the parties entered into various additional agreements which include: (i) a pledge agreement pursuant to which the shareholders have pledged their shares for the benefit of Bokefa in order to secure the AW Frame work Loan Amount (ii) an exclusive option agreement pursuant to which Bokefa has an exclusive option to purchase the entire issued and outstanding common shares of All Weather from the shareholders (“Option Agreement”) under such terms set forth therein (iii) an entrustment agreement and power of attorney agreement pursuant to which the shareholders irrevocably entrusted and appointed Bokefa as their proxy and trustee to exercise on their behalf any and all rights under applicable law and the articles of association of All Weather in the shareholder’s equity interest in All Weather (iv) a business cooperation agreement and a master exclusive service agreement which grants Bokefa rights related to All Weather’s business and operations in order to secure repayment of the AW Frame Work Loan Amount.

This transaction was structured pursuant to a Variable Interest Entity Structure (in which we do not hold the shares). As such, and given our direct ownership in Bokefa and its contractual arrangements with All Weather, we are regarded as All Weather’s controlling entity and primary beneficiary of All Weather’s business. We have, therefore, consolidated the financial position and operating results of All Weather into our consolidated financial statements, using the fair value of the assets and liabilities of All Weather in accordance with U.S. GAAP.

Purchased identifiable intangible assets are amortized on a straight-line basis over their respective useful lives. The table set forth below summarizes the estimates of the fair value of assets acquired and liabilities assumed and resulting gain on bargain purchase. In addition, the following table summarizes the allocation of the preliminary purchase price as of the acquisition date:

All Weather, Purchase Price Allocation

(USD in thousands)
Total cash consideration(1)	$—
Total Purchase Consideration	$—

Less:
Debt-free net working capital	$(105)
Property and equipment	153
Right of use assets	208
Lease liabilities	(258)
Intangible assets – licencs(1)	849
Intangible assets – customer relationship(1)	54
Deferred Tax liability(2)	(226)
Fair value of net assets acquired	$675

Noncontrolling interest	$(675)
Change in investment	(675)

Goodwill value(3)	$—

____________

(1)      The customer database value is based on the cost to recreate, as indicated by management.

(2)      Represents the income tax effect of the difference between the accounting and income tax bases of the identified intangible assets, using an assumed statutory income tax rate of 25%.

(3)      The goodwill is not deductible for tax purposes.

MICT, Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Thousands, except Share and Par Value data)

NOTE 15 — SEGMENTS

ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for detailing the Company’s business segments.

Operating segments are based upon our internal organization structure, the manner in which our operations are managed and the availability of separate financial information. As a result of our acquisition of GFHI on July 1, 2020, we currently serve the marketplace, through our operating subsidiaries, as a financial technology company (Fintech Industry) targeting the Chinese marketplace as well as other areas of the world. We have built and/or, are in the process of building, various platforms to capitalize on business opportunities in a range of verticals and technology segments including stock trading and wealth management and insurance brokerage services. We will continue to increase the capabilities of our platforms through acquisition and/or the licensing of different technologies to support our efforts in the different market segments. By building secure, reliable and scalable platforms with high volume processing capability, we intend to provide customized solutions that address the needs of a highly diverse and broad client base. First, we have launched our insurance platform, operated by GFHI, for the Chinese market and have been generating revenues in GFHI. While the revenues were not material in 2020, these revenues are building and we expect these revenues to continue to grow as this business establishes itself in the market as a reputable service available to consumers Secondly, we are currently in the process of launching our securities trading software platform and accelerating the development and business around this segment. This is possible due to the recent completion of the acquisition of Magpie (formerly: Huapei) on February 26, 2021.

As a result of such acquisition, we have obtained the necessary licenses and permits to operate our online platform in the Hong Kong stock exchange.

As we begin development of our oil and gas trading platform, we are looking to partner with an established and reputable Chinese organization to build out our technology, which will support two major elements of China’s energy sector.

During the period between June 23, 2020, and May 9, 2021 we have held a controlling interest in Micronet, and we have presented our mobile resource management (“MRM”) business operated by Micronet as a segment. As of May 9, 2021, the Company’s ownership interest was diluted and, as a result, we no longer include Micronet’s operating results in our consolidated financial statements.

The following table summarizes the financial performance of our operating segments:
	Year ended December 31, 2021
(USD in thousands)	Verticals and technology		Mobile resource management		Online stock trading	Consolidated
Revenues from external customers	$54,932		726		18	$55,676
Segment operating loss	(9,604	)(1)	(827	)(2)	(7,504)	(17,935)
Non allocated expenses						(19,961)
Finance expenses and other						(1,053)
Consolidated loss before provision for income taxes						$(38,949)

____________

(1)      Includes $2,931 of intangible assets amortization, derived from GFHI acquisition.

(2)      Includes $103 of intangible assets amortization, derived from Micronet consolidation.

MICT, Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Thousands, except Share and Par Value data)

NOTE 15 — SEGMENTS (cont.)

	Year ended December 31, 2020
(USD in thousands)	Verticals and technology		Mobile resource management		Consolidated
Revenues from external customers	$299		$874		$1,173
Segment operating loss	(2,695	)(1)	(1,433	)(2)	(4,128)
Non allocated expenses					(12,451)
Finance expenses and other					(7,383)
Consolidated loss before provision for income taxes					$(23,962)

____________

(1)      Includes $1,466 of intangible assets amortization, derived from GFHI acquisition.

(2)      Includes $206 of intangible assets amortization, derived from Micronet.

The following table summarizes the financial statements of our balance sheet accounts of the segments:
	As of December 31, 2021
(USD in thousands)	Verticals and technology		Mobile resource management	Online stock trading	Consolidated
Assets related to segments	$86,474	(1)	$—	60,581 (3)	$147,055
Non allocated Assets			—		30,756
Liabilities related to segments	(23,516	)(2)	—	(3,953)	(27,469)
Non allocated liabilities	—		—	—	(2,620)
Total Equity					$147,722

____________

(1)      Includes $19,292 of intangible assets and $19,788 goodwill, derived from GFHI’s acquisition.

(2)      Includes $3,728 of deferred tax liability, derived from GFHI acquisition.

(3)      Includes $1,222 of intangible assets.
	As of December 31, 2020
(USD in thousands)	Verticals and technology	Mobile resource management	Online stock trading	Consolidated
Assets related to segments	$7,037	$7,017	—	$14,054
Non allocated Assets	—	—	—	63,679
Liabilities related to segments	(638)	(2,861)	—	(3,499)
Non allocated liabilities	—	—	—	(8,538)
Total Equity				$65,696

NOTE 16 — TRADE ACCOUNTS RECEIVABLE, NET

For the year ended December 31, 2021 and the year ended December 31, 2020, accounts receivable were comprised of the following:
(USD in thousands)	December 31, 2021	December 31, 2020
Trade accounts receivable	$20,485	$528
Allowance for doubtful accounts	(2,606)	(5)
	$17,879	$523

MICT, Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Thousands, except Share and Par Value data)

NOTE 16 — TRADE ACCOUNTS RECEIVABLE, NET (cont.)

Movement of allowance for doubtful accounts for the fiscal year ended December 31, 2021 and the fiscal year ended December 31, 2020 are as follows:
(USD in thousands)	December 31, 2021	December 31, 2020
Beginning balance	$5	$116
Provision (recovery)	2,574	(111)
Exchange fluctuation	32
Decrease due to deconsolidation of Micronet	(5)	—
	$2,606	$5

NOTE 17 — SUPPLEMENTARY FINANCIAL STATEMENTS INFORMATION

A.     Other Current Assets:
(USD in thousands)	December 31, 2021	December 31, 2020
Prepaid expenses	$1,715	$1,300
Advance to suppliers	4,027	230
Deposit	1,335	—
Business advance to employee	1,444	—
Other receivables	1,033	226
	$9,554	$1,756

B.     Other Current Liabilities:
	December 31,
(USD in thousands)	2021	2020
Employees and wage-related liabilities	$500	$396
Government departments and agencies payable	—	56
Payment received by customers in advance	73	260
Accrued expenses	1,802	4,174
Income tax payable	365	—
Advance income	—	92
Other tax payable	273	—
Advances from employee	990	—
Deposit	364	—
Due to insurance companies	142	—
Other	405	17
	$4,914	$4,995

MICT, Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Thousands, except Share and Par Value data)

NOTE 18 — RELATED PARTIES

Current assets — related parties
(USD in thousands)	December 31, 2021	December 31, 2020
Shareholders of All Weather	$3,680	$—
Convertible loan to Micronet(1)	535	—
Shareholders of Guangxi Zhongtong	919	—
	$5,134	$—

____________

(1)      Micronet’s Convertible loan- as discussed in Note 10.

Current liabilities — related parties
(USD in thousands)	December 31, 2021	December 31, 2020
Yulan WU, legal representative of Beijing Fucheng	$—	$156
Shareholders of All Weather	4	—
Beijing Internet New Network Technology Development Co., Ltd	—	7
	$4	$163

Darren Mercer, our Chief Executive Officer and a director, presently owns, with certain family members and related parties, approximately one third of the issued and outstanding shares of GFH and is the sole officer and one of three directors of GFH. In addition, prior to the closing the transactions contemplated by the agreement and plan of merger, entered into on November 7, 2019 and amended and restated on April 15, 2020 by and among MICT, GFH Intermediate Holdings Ltd., a British Virgin Islands company (“Intermediate”), MICT Merger Subsidiary Inc., a British Virgin Islands company and a wholly-owned subsidiary of MICT (“Merger Sub”) and GHF as the sole shareholder of Intermediate, pursuant to which the Merger Sub merged with and into Intermediate, with Intermediate continuing as the surviving entity, as a result of which GFH became a wholly owned subsidiary of MICT (the “Merger”). Mr. Mercer was the sole officer and director of Intermediate.

On April 2, 2020, Darren Mercer, current board member of the Company, was appointed, the interim Chief Executive Officer of the Company and was given a fee of $25 per month for his services to the Company. Effective on July 1, 2020 the board of directors approved the following consideration for Darren Mercer: (i) An annual base fee will be $495 per year and, (ii) a signing bonus of $100 and, (iii) a total annual bonus in accordance with the bonus program adopted by the Company from time-to-time with a target bonus opportunity equal to 100% of the Base Fee, With respect to a Target Bonus for a given year, the Company shall award up to 40% of such Target Bonus, as it so determines, on the basis of Mr. Mercer’s performance in the first six months of the year and up to the remaining 60% of such Target Bonus on the basis of Mr. Mercer’s performance in the remaining 6 months of the year. In addition, the Board of Directors may declare and grant a discretionary bonus for Mr. Mercer based on various targets and performance criteria to be established by the Board of Directors. The evaluation of the performance of Mr. Mercer as measured by the applicable targets and the awarding of applicable bonuses, if any, shall be at the sole discretion of the Board of Directors. On December 21, 2020, the board of directors approve additional $200 bonus. The agreement shall end on the third anniversary of the Start Date. The engagement above was formalized in the foam of independent contractor.

Effective on October 2021, the board of directors approve Darren Mercer (“Executive”) new employment terms as follows: (i) an annual base salary fee will be $800 and, (ii) a total annual bonus in accordance with the bonus program adopted by the Company from time-to-time. The Target Bonus amount for Executive’s work in the calendar year 2021 shall be $913. Executive’s Target Bonus opportunities for his work in the calendar years 2022

MICT, Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Thousands, except Share and Par Value data)

NOTE 18 — RELATED PARTIES (cont.)

and 2023 shall be $1,200. The annual bonus under this Section 3(b), if any, shall be payable at the discretion of the Company based on achievement of performance metrics to be established by the Board for each year, including, for calendar years 2022 and 2023. Such metrics shall include goals based on revenue generated Executive’s consulting businesses. Executive must be employed by the Company on the date of payment in order to earn and receive any above, except in the event of termination without Cause or resignation for Good Reason (as such terms are include In the Agreement). In addition, the Board may declare and grant a discretionary bonus for Executive based on various targets and performance criteria to be established by the Board. The evaluation of the performance of Executive as measured by the applicable targets and the awarding of applicable bonuses, if any, shall be at the sole discretion of the Board. In addition, Executive shall be entitled to Health Insurance If available on commercially reasonable terms, based on a health insurance plan to be determined in the Company’s discretion, Key Man Life Insurance (at the Company sole discretion), up to 35 (thirty-five) days of paid vacation per year, subject to the Company’s vacation policies in effect from time-to-time and to those paid public holidays set by the Company. Executive is also entitled to be reimbursed for reasonable and customary business expenses incurred by Executive during employment subject to all terms and conditions of the Company’s expense policies in effect from time to time and for an expense account of $300 for the purposes of: (i) funding an office and accommodations for use of Executive and (ii) paying Executive additional compensation at the rate of $8.33 per month during the Term, as compensation for the additional expense of living overseas for those months in which Executive works for the Company outside the United Kingdom for at least five days.

As of December 31, 2021, Professor Yehezkel (Chezy) Ofir, held options to purchase 365,000 shares, 5,000 of which were granted on April 29, 2013 and 5,000 of which were granted on November 11, 2014, each exercisable at an exercise price of $4.30 per share. Such options vested within three years following the date of grant. In addition, options to purchase 10,000 shares were granted to each director listed above on June 6, 2018 at an exercise price of $1.32 per share and options to purchase 15,000 shares were granted to each director listed above on August 13, 2018 at an exercise price of $1.4776 per share. And options to purchase 300,000 shares were granted to each director above on March 9, 2020 at an exercise price of $1.41 per share. All of the options have vested. And options to purchase 30,000 shares were granted on May 23, 2021 at an exercise price of $1.81 per share. Out of which 350,000 of the options have vested.

As of December 31, 2021, Mr. Robert Benton, held options to purchase 80,000 shares, the options to purchase 80,000 shares were granted to him on May 23, 2021 at an exercise price of $1.81 per share. Out of which 40,000 of the options have vested.

As of December 31, 2021, Mr. John McMillan Scott held options to purchase 260,000 shares, the options to purchase 100,000 shares were granted to him on July 7, 2020 at an exercise price of $1.41 per share. And the options to purchase 160,000 shares were granted to him on May 23, 2021 at an exercise price of $1.81 per share. Out of which 180,000 of the options have vested.

Of the 20,000,000 new shares of our common stock that will be reserved for issuance under the LTIP pursuant to the 2020 Incentive Plan, 13,000,000 of such shares shall be reserved for awards to incentivize certain Company or its subsidiaries insiders including employees and officers) to meet critical commercial milestones (collectively, the “Long Term Incentive Plan”, or the “LTIP”). Examples of such milestones include: negotiation and entrance by MICT into certain material agreements in the recycled metal industry, negotiation and entrance by MICT into certain material agreements in the oil and gas industry, negotiation and entrance by Micronet into certain transformative agreements or other arrangements, certain significant acquisitions of other businesses, and stock price and overall performance of the Company. Individuals contemplated to receive awards under the LTIP include Darren Mercer, the Chief Executive Officer, and certain individuals associated with Intermediate before the completion of the Merger and who are now employed by or consultants of the Company. Awards granted under the LTIP shall be subject to the satisfaction of certain performance vesting conditions.

MICT, Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Thousands, except Share and Par Value data)

NOTE 18 — RELATED PARTIES (cont.)

On May 17, 2021, the Company’s Board unanimously approved a grant of 6,000,000 fully vested shares of common stock of the Company to Mr. Darren Mercer, the Company’s Chief Executive Officer. The issuance of the shares was pursuant to the Company’s long term incentive plan as previously approved by the stockholders and negotiated in connection with the Company’s acquisition of Global Fintech Holdings Limited. The Board unanimously agreed to issue the shares in recognition of Mr. Mercer’s direct contribution to achieving numerous key deliverables including: (i) the completion of several acquisitions, including those of Fucheng Insurance and Magpie; (ii) obtaining regulatory approval from the Hong Kong SFC regarding the acquisition of Magpie; (iii) the execution of several major commercial contracts and partnerships, including with a number of major insurance agents and one of China’s largest payment service providers; (iv) the execution of an exclusive partnership with the Shanghai Petroleum and Natural Gas Trading Center to which allows MICT to provide financial services to its customers; (v) the successful launch of the insurance business in December 2020 and the delivery of significant revenues and revenue growth in Q1 2021; and (vi) the completion of capital raises totaling in excess of $140,000 and broadening the Company’s institutional investor base.

On May 17, 2021, the Board unanimously approved a grant of 300,000 fully vested shares of common stock of the Company to Richard Abrahams, Magpie’s Chief Executive Officer.

Our 2012 Stock Incentive Plan (the “2012 Incentive Plan”) was initially adopted by the Board on November 26, 2012 and approved by our stockholders on January 7, 2013 and subsequently amended on September 30, 2014, October 26, 2015, November 15, 2017 and November 8, 2018. Under the 2012 Incentive Plan, as amended, up to 5,000,000 shares of our common stock, are currently authorized to be issued pursuant to option awards granted thereunder. On May 17, 2021, May 23, 2021 and June 28, 2021, the Company granted 125,000, 370,000 and 245,000 options, with an exercise price of $1.41, $1.81 and $2.49, respectively, of which 310,000 options vested as of December 31, 2021. This resulted in a stock-based compensation expense of approximately $708 recorded for the twelve months ended December 31, 2021, based on a fair value determined using a Black-Scholes model.

NOTE 19 — OPERATING LEASES

The Company follows ASC No. 842, Leases. The Company has operating leases for its office facilities. The Company’s leases have remaining terms of approximately 4 years. Leases with an initial term of 12 months or less are not recorded on the balance sheet; the Company recognizes lease expense for these leases on a straight-line basis over the lease term. The Company does not separate non-lease components from the lease components to which they relate, and instead accounts for each separate lease and non-lease component associated with that lease component as a single lease component for all underlying asset classes.

The following table provides a summary of leases by balance sheet location for the year ended December 31, 2021 and the year ended December 31, 2020:
Assets/liabilities (USD in thousands)	December 31, 2021	December 31, 2020
Assets
Right-of-use assets	$1,921	$291
Liabilities
Lease liabilities- current portion	$1,298	$107
Lease liabilities- long term	691	164
Total Lease liabilities	$1,989	$271

MICT, Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Thousands, except Share and Par Value data)

NOTE 19 — OPERATING LEASES (cont.)

The operating lease expenses for the year ended December 31, 2021 and 2020 were as follows:
(USD in thousands)	Year ended December 31,
	2021	2020
Operating lease cost	$1,440	$343

Maturities of operating lease liabilities for the year ended December 31, 2021 were as follows:
(USD in thousands)	Year ended December 31,
2022*	1,130
2023	704
2024	283
2025	18
2026	2
Total lease payment	2,137
Less: imputed interest	(104)
Total	2,033

____________

*        include operating leases with a term less than one year.
Lease term and discount rate	December 31, 2021
Weighted-average remaining lease term (years) – operating leases	2.17
Weighted average discount rate – operating leases	4.89%

NOTE 20 — PROVISION FOR INCOME TAXES

A.     Basis of Taxation

United States:

On December 22, 2017, the U.S. Tax Cuts and Jobs Act, or the Act, was enacted, which significantly changed U.S. tax laws. The Act lowered the tax rate of the Company. The statutory federal income tax rate was 21% in 2019 and in the year ended December 31, 2021 and 2020. As of December 31, 2021 the operating loss carry forward were $34,884, among which there was $5,115 expiring from 2025 through 2037, and the remaining $29,768has no expiration date.

Israel:

The Company’s Israeli subsidiaries and associated are governed by the tax laws of the state of Israel which had a general tax rate of 23% in the year ended December 31, 2021 and 2020. As of December 31, 2021 the operating loss carry forward were $5,874, which does not have an expiration date.

Mainland China:

The Company’s Chinese subsidiaries in the PRC are subject to the PRC Corporate Income Tax Law (“CIT Law”) and are taxed at the statutory income tax rate of 25%. As of December 31, 2021 the operating loss carry forward was $6,174, which will expire from 2025 through 2026.

MICT, Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Thousands, except Share and Par Value data)

NOTE 20 — PROVISION FOR INCOME TAXES (cont.)

Hong Kong:

Our subsidiaries incorporated in Hong Kong, such as Magpie Securities Limited, BI Intermediate Limited, are subject to Hong Kong profit tax on their profits arising from their business operations carried out in Hong Kong. Hong Kong profits tax for a corporation from the year of assessment 2018/2019 onwards is generally 8.25% on assessable profits up to HK$2,000; and 16.5% on any part of assessable profits over HK$2,000. Under the Hong Kong Inland Revenue Ordinance, profits that we derive from sources outside of Hong Kong are generally not subject to Hong Kong profits tax.

As of December 31, 2021, the tax loss carry forward was $8,198 for Magpie Securities Limited, and the operating loss carry forward was $2,934 for BI Intermediate Limited. Tax losses can be carried forward indefinitely until utilized.

Singapore:

Our subsidiaries incorporated in Singapore are subject to an income tax rate of 17% for taxable income earned in Singapore. Singapore does not impose a withholding tax on dividends for resident companies. In 2021, we did not incur any income tax as there was no estimated assessable profit that was subject to Singapore income tax.

As of December 31, 2021, the operating loss carry forward was $8.884 subject to qualifying conditions, trade losses can be carried forward indefinitely while unutilized donations can be carried forward for up to 5 Years of Assessment.

B.     Provision for Taxes
(USD in thousands)	Year ended December 31,
	2021		2020
Current
Domestic		$81		$5
Foreign		484		83
Total		$565		88
Deferred
Domestic	$		$
Foreign		(2,356)		(414)
Total		$(1,791)		$(326)

C.     Deferred Tax Assets and Liabilities

Deferred tax reflects the net tax effects of temporary differences between the carrying amounts of assets or liabilities for financial reporting purposes and the amounts used for income tax purposes. For the year ended December 31, 2021 and December 31, 2020, deferred tax assets were included in long-term deposit and prepaid expenses, and the Company’s deferred taxes were in respect of the following:
(USD in thousands)	December 31, 2021	December 31, 2020
Deferred tax assets
Provisions for employee rights and other temporary differences	$260	$129
Provisions for bad debt	696
Net operating loss carry forward	12,034	9,564
Valuation allowance	(11,226)	(9,564)
Deferred tax assets, net of valuation allowance	1,764	129
Deferred tax liabilities
Recognition of intangible assets arising from business combinations	(3,952)	(4,256)
Deferred tax assets (liabilities), net	$(2,188)	$(4,127)

MICT, Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Thousands, except Share and Par Value data)

NOTE 20 — PROVISION FOR INCOME TAXES (cont.)

D.     The reconciliation of income tax at the U.S. statutory rate to the Company’s effective tax rate as follows:
	2021	2020
U.S. federal statutory rate	21%	21%
Change in valuation allowance	(16)%	(20)%
Effective tax rate	5%	1%

NOTE 21 — LEGAL PROCEEDINGS

In March 2017, MICT entered into an agreement with Sunrise Securities LLC (“Sunrise”) through Sunrise’s principal, Amnon Mandelbaum (the “Sunrise Agreement”), pursuant to which Sunrise agreed to assist MICT in identifying, analyzing, structuring, and negotiating suitable business opportunities, such as a sale of stock or assets, merger, tender offer, joint venture, financing arrangement, private placement, or any similar transaction or combination thereof. The parties initially disagreed as to the amount of the fee that would be payable upon the closing of the transactions contemplated by the reinstated merger agreement. There were also questions about the applicability of the Sunrise Agreement to the merger, and whether or not Sunrise was properly owed any transaction fee upon the closing of the said merger. In order to resolve the matter, the parties have executed a settlement and release agreement for the release and waiver of the above claims in consideration for the issuance of freely tradable shares of common stock of MICT worth no less than $1,500 (the “Shares”), which Shares were delivered as follows: (i) 67.5% of the Shares to Amnon Mandelbaum; (ii) 7.5% of the Shares to INTE Securities LLC; and (iii) 25% of the Shares to Amini LLC. In addition, by no later than February 16, 2021, MICT would issue 200,000 warrants to purchase 200,000 freely tradable registered shares of common stock of MICT and deliver original copies of such warrants within five business days of the date of issuance of the warrants. The Shares issuable upon exercise of the warrants would be registered on a registration statement. 150,000 of these warrants were issued to Amnon Mandelbaum and 50,000 of these warrants were issued to Amini LLC, or its designee as named in writing. Each warrant was exercisable into one share of registered common stock of MICT until one year after the date of issuance of the warrants at an exercise price of $1.01 per share, and in any other respects, on the same material terms and conditions as are applicable to MICT’s current outstanding warrants including, but not limited to: (i) cashless exercise at all times from the date of issuance of the warrants until to the expiration dates of the warrants, (ii) certain exercise price adjustments, and (iii) other terms that are no less favorable to MICT’s recently issued common stock purchase warrant agreements. MICT was not able to timely file a registration statement to register the Shares, and Shares underlying the warrants per the settlement agreement. The Sunrise parties notified MICT that it has breached the settlement agreement. Subsequently, on March 30, 2021, MICT and the Sunrise parties signed an amended settlement agreement whereby MICT was obligated to make a $1,000 payment by March 31, 2021 and the share dollar amount set forth above was reduced from $1,500 to $500. MICT made the $1,000 payment. Furthermore, if MICT was not able to file a registration statement with the Securities and Exchange Commission for the Shares by June 4, 2021, we were required to make a $600 payment to settle the matter in full and Sunrise would not receive any MICT shares. On July 1, 2021, MICT made the $600 payment since there was a disagreement as to whether or not the registration statement was timely filed. This matter with Sunrise is now fully settled.

On September 22, 2020, the Company entered into a settlement and release agreement with Craig Marshak, (“Marshak”), in connection with a claim filed by Marshak against the Company and additional defendants. Pursuant to the settlement, and in consideration for a customary release and waiver for the benefit of MICT, MICT agreed to pay Marshak a sum of $125 in cash. Marshak then dismissed such claim. On January 15, 2021 the parties executed an amendment to the settlement and release agreement for the payment to Marshak of $315 in exchange for the tender back of 60,000 of the Company’s shares that were promised to Marshak as part of the settlement and release agreement. The $315 payment was made and this matter is settled in full.

MICT, Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Thousands, except Share and Par Value data)

NOTE 21 — LEGAL PROCEEDINGS (cont.)

On December 31, 2017, MICT, Enertec Systems 2001 Ltd., (“Enertec Systems”), previously our wholly-owned subsidiary, and Enertec Management Ltd., (“Enertec Management”) entered into a share purchase agreement (the “Share Agreement”), with Coolisys Technologies Inc., (“Coolisys”), a subsidiary of DPW Holdings, Inc. (“DPW”). Per the Share Agreement, Coolisys agreed to pay, at the closing of the transaction, a purchase price of $5,250 and assume up to $4,000 of Enertec Systems’ debt. On May 22, 2018, MICT closed on the sale of all of the outstanding equity of Enertec Systems.

Upon Closing, MICT received gross proceeds of approximately $4,700, of which 10% was to be held in escrow (“Escrow Amount’) for up to 14 months after the Closing in order to satisfy any potential indemnification claims. The final consideration amount was adjusted due to Enertec Systems’ debts at the Closing. In addition, Coolisys also assumed approximately $4,000 of Enertec Systems’ debt.

In conjunction with, and as a condition to, the Closing, the Company, Enertec Systems, Coolisys, DPW and Mr. David Lucatz, our former Chief Executive Officer and director, executed a consulting agreement, (the “Consulting Agreement”). Pursuant to the Consulting Agreement, we, via Mr. Lucatz, provided Enertec Systems with certain consulting and transitional services over a 3-year period as necessary (but in no event did the services exceed 20% of Mr. Lucatz’s time). Coolisys (via Enertec Systems) was obligated to pay us an annual consulting fee of $150 and to issue to us 150,000 restricted shares of DPW Class A common stock, (the “DPW Shares”). The DPW Shares were to be issued in three equal installments, with the initial installment vesting the day after the Closing and the remaining installments vesting on each of the first two (2) anniversaries of the Closing. The rights and obligations under the Consulting Agreement were assigned to Mr. Lucatz along with the DPW Shares.

Coolisys alleged the Company was in breach of the Share Agreement, and the Escrow Amount remained in escrow. On July 21, 2020, MICT management and MICT (the “Seller Parties”) received a statement of claim filed in the District Court of Tel Aviv (the “Court”) by Coolisys against the Seller Parties and its Board members for the approximate amount of $2,500, (the “Claim”). Pursuant to the Claim, Coolisys alleged that certain misrepresentations in the Share Agreement resulted in losses to Coolisys and requested, among other things, that the Court instruct the release of the Escrow Amount held by the escrow agent to Coolisys.

The Company filed its defense to the Claim on December 15, 2020. On September 14, 2021, the Court adopted a verdict giving effect to the parties settlement agreement pursuant to which the Claim was rejected. The parties have mutually released and waived all claims against the other and in consideration for the aforementioned, the Escrow Amount was released to Coolisys.

NOTE 22 — ACCRUED SEVERANCE PAY, NET

A.     Accrued Liability:

The Company is liable for severance pay to its employees pursuant to the applicable local laws prevailing in the respective countries of employment and employment agreements. For Israeli employees, the liability is partially covered by individual managers’ insurance policies under the name of the employee, for which the Company makes monthly payments. The Company may make withdrawals from the managers’ insurance policies only for the purpose of paying severance pay.

The amounts accrued and the amounts funded with managers’ insurance policies are as follows:
	December 31,
(USD in thousands)	2021	2020
Accrued severance pay	$56	$157
Less – amount funded	—	4
	$56	$153

MICT, Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Thousands, except Share and Par Value data)

NOTE 23 — LOSS PER SHARE:

Net loss per share is computed by dividing the net loss by the weighted average number of common shares outstanding. The calculation of the basic and diluted earnings per share is the same for all periods presented, as the effect of the potential common shares equivalents is anti-dilutive due to the Company’s net loss position for all periods presented.

The following table sets forth the computation of basic and diluted net earnings (losses) per share attributable to MICT Inc:
	Year ended December 31,
(USD in thousands)	2021	2020
Numerator:
Amount for basic loss per share	$(36,428)	$(22,992)
Effect of dilutive instruments	—	—

Amount for diluted loss per share	(36,428)	(22,992)
Denominator:
Denominator for basic earnings per share – weighted average of shares	112,562,199	27,623,175
Loss per share attributable to MICT Inc.:
Basic and diluted continued operation	$(0.32)	$(0.83)

NOTE 24 — SUBSEQUENT EVENTS

On May 10, 2022, Tingo, Inc., a Nevada corporation (“Tingo” or the “Seller”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with MICT Merger Sub, Inc., a Nevada corporation and a wholly-owned subsidiary of MICT (“Merger Sub”), and MICT, Inc., a Delaware corporation.

Pursuant to the Merger Agreement, subject to the terms and conditions set forth therein, upon the consummation of the transactions contemplated by the Merger Agreement (the “Closing”), Merger Sub will merge with and into Tingo (the “Merger” and, together with the other transactions contemplated by the Merger Agreement, the “Transactions”), with the Seller continuing as the surviving corporation in the Merger and a wholly-owned subsidiary of MICT.

As a result of the Merger, all of the issued and outstanding capital stock of the Seller immediately prior to the Closing, shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, in exchange for the right for each Seller Stockholder to receive its Pro Rata Share of the Merger Consideration, upon the terms and subject to the conditions set forth in the Merger Agreement.

As consideration for the Merger, the Seller Security Holders collectively shall receive from MICT, in the aggregate, a number of shares of MICT Common Stock equal to (the “Merger Consideration”) the product of (a) 3.44444 and (b) the number of shares of MICT Pre-Closing Common Stock (the total portion of the Merger Consideration amount payable to all Seller Stockholders in accordance with the Merger Agreement). This will result in Tingo shareholders receiving new MICT common shares in an amount equal to approximately 77.5% in the combined company, and current MICT shareholders owning approximately 22.5% on a fully diluted basis following the closing, with a combined estimated group value of $4.09 billion.

On June 15, 2022, Tingo, Merger Sub and MICT entered into an Amended and Restated Agreement and Plan of Merger, following the completion of extensive due diligence by MICT and its advisors. including financial due diligence, tax due diligence and quality of earnings analysis by Ernst & Young, financial analysis by Houlihan Lokey, legal, operational, corporate and local due diligence by the Nigerian office of Dentons and corporate due diligence and securities due diligence by Ellenoff Grossman & Schole.

In accordance with US GAAP, upon Closing, which is subject to Tingo stock holder approval, MICT stock holder approval, the satisfaction of regulatory requirements and the Registration Statement having been declared effective by the SEC, the Merger will be accounted for by MICT in its consolidated financial statements as a reverse acquisition.

MICT, INC. AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(USD In Thousands, Except Share and Par Value Data)

	March 31, 2022	December 31, 2021
ASSETS
Current assets:
Cash	$86,447	$94,930
Trade accounts receivable, net	14,415	17,879
Related parties	4,123	5,134
Other current assets	10,194	9,554
Total current assets	115,179	127,497

Property and equipment, net	651	677
Intangible assets, net	20,648	21,442
Goodwill	19,788	19,788
Right of use assets	1,597	1,921
Long-term deposit and prepaid expenses	621	824
Deferred tax assets	2,634	1,764
Restricted cash escrow	2,429	2,417
Micronet Ltd. equity method investment	1,297	1,481
Total long-term assets	49,665	50,314

Total assets	$164,844	$177,811

MICT, INC. AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS — (Continued)
(USD In Thousands, Except Share and Par Value Data)

	March 31, 2022	December 31, 2021
LIABILITIES AND EQUITY

Short-term loan	$1,138	$1,657
Trade accounts payable	10,823	14,416
Deposit held on behalf of clients	2,903	3,101
Related party	264	4
Lease liabilities – current portion	1,079	1,298
Other current liabilities	5,313	4,914
Total current liabilities	21,520	25,390

Lease liabilities	601	691
Deferred tax liabilities	3,749	3,952
Accrued severance pay	55	56
Total long-term liabilities	4,405	4,699
Total liabilities	25,925	30,089

Stockholders’ Equity:
Common stock; $0.001 par value, 250,000,000 shares authorized, 122,435,576 and 122,435,576 shares issued and outstanding as of March 31, 2022 and December 31, 2021, respectively	122	122
Additional paid in capital	220,911	220,786
Accumulated other comprehensive loss	(443)	(414)
Accumulated deficit	(85,080)	(76,394)
MICT, Inc. stockholders’ equity	135,510	144,100

Non-controlling interests	3,409	3,622

Total equity	138,919	147,722

Total liabilities and equity	$164,844	$177,811

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements

MICT, INC. AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(USD In Thousands, Except Share and Earnings Per Share Data)

	Three months ended March 31,
	2022	2021
Revenues	$9,563	$8,935
Cost of revenues	8,298	6,992
Gross profit	1,265	1,943
Operating expenses:
Research and development	595	231
Selling and marketing	2,517	1,001
General and administrative	7,326	4,568
Amortization of intangible assets	797	926
Total operating expenses	11,235	6,726

Loss from operations	(9,970)	(4,783)
Loss from equity investment	(184)	—
Other income	155	87
Financial income (expenses), net	78	(566)
Loss before provision for income taxes	(9,921)	(5,262)
Income tax benefit	(1,076)	(356)

Net loss	(8,845)	(4,906)
Net loss attributable to non-controlling stockholders	(159)	(445)
Net loss attributable to MICT, Inc.	$(8,686)	$(4,461)
Loss per share attributable to MICT, Inc.:
Basic and diluted loss per share	$(0.07)	$(0.05)

Weighted average common shares outstanding:
Basic and diluted	122,435,576	88,554,624

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements

MICT, INC. AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(USD In Thousands)

	Three months ended March 31,
	2022	2021
Net loss	$(8,845)	$(4,906)
Other comprehensive (loss) income, net of tax:
Currency translation adjustment	(29)	412
Total comprehensive loss	(8,874)	(4,494)
Comprehensive loss attributable to non-controlling stockholders	(212)	(639)
Comprehensive loss attributable to MICT, Inc.	$(8,662)	$(3,855)

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements

MICT, INC. AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(USD In Thousands, Except Numbers of Shares)

	Common Stock		Additional Paid-in Capital(A)	Retained Earnings	Accumulated Other Comprehensive (Loss) Income	Capital reserve related to transaction with the minority Stockholders	Non- controlling Interest	Total Stockholders’ Equity
	Amount	Shares
Balance, December 31, 2020	68	68,757,450	102,333	(39,966)	(196)	(174)	3,631	65,696
Shares issued to service providers and employees	—	69,107	(300)	—	—	—	—	(300)
Exercising options for employees and consultants	—	20,000	—	—	—	—	—	—
Comprehensive loss	—	—	—	(4,461)	—	—	(445)	(4,906)
	—	—	—	—	606	—	(194)	412
Issuance 25M,net	3	2,400,000	2,673	—	—	—	—	2,676
Public offering $60M	23	22,471,904	53,977	—	—	—	—	54,000
Public offering $54M	19	19,285,715	48,671	—	—	—	—	48,690
Exercising warrants	1	1,173,775	1,212	—	—	—	—	1,213
Balance, March 31, 2021	114	114,177,951	208,566	(44,427)	410	(174)	2,992	167,481

____________

(A)     Upon the conversion of Series A and B convertible preferred stock, all preferred stock and common stock additional paid-in capital was combined into one account.

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Non- controlling Interest	Total Stockholders’ Equity
	Amount	Shares
Balance, December 31, 2021	122	122,435,576	220,786	(76,394)	(414)	3,622	147,722
Stock based compensation		—	125	—	—	—	125
Net loss	—	—	—	(8,686)	—	(159)	(8,845)
Other Comprehensive loss	—	—	—	—	(29)	(54)	(83)
Balance, March 31, 2022	122	122,435,576	220,911	(85,080)	(443)	3,409	138,919

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements

MICT, INC. AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(USD In Thousands)

	Three months ended March 31,
	2022	2021
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(8,845)	$(4,906)

Adjustments to reconcile net loss to net cash used in operating activities:
Loss from equity investment	184	—
Depreciation and amortization	871	1,119
Provision for doubtful accounts	118	—
Stock-based compensation for employees and consultants	125	—
Changes in assets and liabilities:
Change in deferred taxes, net	(1,073)	(207)
Change in long-term deposit and prepaid expenses	203	(15)
Change in right of use assets	324	—
Change in lease liabilities	(309)	—
Due to related party	737	(145)
Settlement consideration in cash decreasing share capital	—	(300)
Increase (decrease) in trade accounts receivable, net	3,346	(8,829)
Increase in inventories	—	(5)
Decrease in accrued severance pay, net	—	(5)
Increase in other current assets	(640)	(1,031)
(Decrease) increase in trade accounts payable	(3,606)	5,792
Decrease in deposit held on behalf of client	(198)	—
Increase in other current liabilities	401	6
Net cash used in operating activities	$(8,362)	$(8,526)

MICT, INC. AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)
(USD In Thousands)

	Three months ended March 31,
	2022	2021
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(49)	(304)
Net cash acquired through business combination – Magpie (Appendix B)	—	1,834
Payment on business acquired – Beijing Fucheng (Appendix A)	—	(4,891)
Net cash used in investing activities	$(49)	$(3,361)

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayment of bank loans	$—	$(195)
Repayment of short-term loan	(520)	—
Repayment of loan from related party (Micronet)	534	—
Proceeds from issuance of shares and warrants	—	105,365
Proceeds from exercise of warrants	—	1,213
Net cash provided by financing activities	$14	$106,383

TRANSLATION ADJUSTMENT ON CASH AND RESTRICTED CASH	(74)	(142)

NET INCREASE (DECREASE) IN CASH AND RESTRICTED CASH	(8,471)	94,354

Cash and restricted cash at beginning of the period	97,347	29,049

Cash and restricted cash at end of the period	$88,876	$123,403

Supplemental disclosure of cash flow information:
Amount paid during the period for:

Interest	$6	$26
Taxes	$3	$53

The following table provides a reconciliation of cash and restricted cash reported within the statement of financial position that sum to the total of the same amounts shown in the statement of cash flows:

Cash at end of the period	$86,447	$94,930
Restricted cash at end of the period	2,429	2,417
Cash and restricted cash at end of the period	$88,876	$97,347

MICT, INC. AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)
(USD In Thousands)

Supplemental non-cash investing and financing activities

Appendix A: Beijing Fucheng

February 10, 2021
Net working capital	$106
Property and equipment	26
Current liabilities	(55)
Intangible assets	4,814
Cash	$4,891

Appendix B: Magpie Securities Limited

February 26, 2021
Net working capital	$206
Investment and loan to Magpie	(2,947)
Property and equipment	24
Current liabilities	(19)
Intangible assets	902
Cash	$(1,834)

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements

MICT, Inc.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In Thousands, except Share and Par Value data)

NOTE 1 — DESCRIPTION OF BUSINESS

Overview

MICT, Inc. (“MICT”, the “Company”, “We”, “us”, “our”) was formed as a Delaware corporation on January 31, 2002. On March 14, 2013, we changed our corporate name from Lapis Technologies, Inc. to Micronet Enertec Technologies, Inc. On July 13, 2018, following the sale of our former subsidiary Enertec Systems Ltd., we changed our name from Micronet Enertec Technologies, Inc. to MICT. Our shares have been listed for trading on The Nasdaq Capital Market under the symbol “MICT” since April 29, 2013.

MICT Telematics Ltd (“MICT Telematics”) is a wholly-owned holding company, established in Israel on December 31, 1991. On October 22, 1993, MICT Telematics established a wholly-owned holding company headquartered in Israel, MICT Management Ltd.

On February 1, 2019, BI Intermediate (Hong Kong) Limited (“BI Intermediate”) was incorporated in Hong Kong as a wholly-owned holding company of GFH Intermediate Holdings Ltd. (“GFHI” or “Intermediate”).

On December 11, 2019, Bokefa Petroleum and Gas Co., Ltd (“Bokefa Petroleum” ) was incorporated in Hong Kong as a holding company, and is the wholly-owned subsidiary of BI Intermediate. On October 22, 2020 and March 8, 2021, Bokefa Petroleum established two additional holding companies, Shanghai Zheng Zhong Energy Technologies Co., Ltd (“Shanghai Zheng Zhong”) and Tianjin Bokefa Technology Co., Ltd. (“Bokefa”).

On June 10, 2020, MICT Telematics purchased 5,999,996 ordinary shares of Micronet Ltd. (“Micronet”) for aggregate proceeds of New Israeli Shekel (“NIS”) 1,800 (or $515) through tender offer issued by MICT Telematics. As a result, increased our ownership interest in Micronet to 45.53% of Micronet’s issued and outstanding ordinary shares.

Subsequently, on June 23, 2020 we purchased, through a public offering consummated by Micronet on the Tel Aviv Stock Exchange (the “TASE”), 10,334,000 of Micronet’s ordinary shares for total consideration of NIS 3,100 (or $887). As a result, we increased our ownership interest in Micronet to 53.39% of Micronet’s outstanding ordinary shares. MICT applied purchase accounting and began to consolidate Micronet’s operating results into our financial statements once the offering was consummated. MICT recognized a $665 gain on previously held equity in Micronet.

On October 11, 2020, Micronet consummated a public equity offering on the TASE, in which the Company purchased 520,600 of Micronet’s ordinary shares and 416,480 of Micronet’s stock options convertible into 416,480 Micronet ordinary shares (at a conversion price of NIS 3.5 per share), for total consideration of NIS 4,961 (or $1,417). Following Micronet’s offering, including the purchase of Micronet shares, the exercise of our stock options and the additional purchase of 115,851 Micronet shares from an individual seller, our ownership interest in Micronet was diluted from 53.39% to 50.31% of Micronet’s outstanding share capital. On May 9, 2021, following the exercise of options by minority stockholders, the Company’s ownership interest was further diluted to 49.88% and, as a result we no longer consolidate Micronet’s operating results in our financial statements. As of May 9, 2021, the Company accounted for the investment in Micronet using the equity method of accounting.

Prior to July 1, 2020, MICT operated primarily through its Israel-based majority-owned subsidiary, Micronet. Since July 1, 2020, after MICT completed its acquisition of GFHI pursuant to that certain agreement and plan of merger entered into on November 7, 2019 by and between MICT, GFHI, Global Fintech Holding Ltd. (“GFH”), a British Virgin Islands company and the sole shareholder of GFHI, and MICT Merger Subsidiary Inc., a British Virgin Islands company and a wholly owned subsidiary of MICT (“Merger Sub”), as amended and restated on April 15, 2020 (the “Restated Merger Agreement” or “Merger”). MICT is a holding company conducting financial technology business through its subsidiaries and entities controlled through various VIEs arrangements with a marketplace in China, as well as other areas of the world, and is currently in the process of building various platforms for business

MICT, Inc.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In Thousands, except Share and Par Value data)

NOTE 1 — DESCRIPTION OF BUSINESS (cont.)

opportunities in different insurance platform segments (formerly: verticals and technology segments) in order to capitalize on such technology and business. GFHI plans to increase its capabilities and its technological platforms through acquisition and licensing technologies to support its growth efforts in the different market segments. After the merger, MICT includes the business of Intermediate, its wholly-owned subsidiary, operating through its operating subsidiaries, as described herein.

On October 2, 2020, BI Intermediate entered into a strategic agreement (the “Strategic Agreement”) to acquire the entire share capital of Magpie Securities Limited (“Magpie”), a Hong Kong based securities and investments firm for a total purchase price of approximately $3,000 (the “Purchase Price”). Magpie is licensed to trade securities on leading exchanges in Hong Kong, the U.S. and China, including China A-Shares, all of which are the primary target markets for Company’s global fintech business. The Strategic Agreement provided that the acquisition would be consummated in two phases, an initial purchase whereby 9% of the share capital of Magpie was acquired and thereafter, the remaining 91% of Magpie would be purchased by BI Intermediate upon, and subject to, the approval of the Hong Kong Securities and Futures Commission (the “SFC”), the principal regulator of Hong Kong’s securities and futures markets. On November 11, 2020, BI Intermediate closed on its acquisition of the first 9% and paid 9% of the Purchase Price. Additionally, pursuant to the Strategic Agreement upon the initial closing, BI Intermediate loaned Magpie an amount equivalent to the remaining 91% of the Purchase Price. Upon closing on the remaining 91%, which remained subject to SFC approval, the loan will be cancelled, and BI Intermediate will acquire the remaining 91% of Magpie. The loan was secured against the pledge of 91% of the share capital of Magpie purchased at such time by BI Intermediate. The obligations of Magpie have been guaranteed by its majority shareholder. On February 26, 2021 we finalized the acquisition of Magpie. The acquisition was consummated following the receipt of approval from the SFC effecting the change in the majority shareholder of Magpie. In consideration for the entire share capital of Magpie, we paid a total Purchase Price of $2,947 (reflecting the net asset value of Magpie estimated at $2,034 recorded as a working capital, and a premium $902 that was recorded as a license in the intangible assets). The Company, through and together with the Company’s wholly owned subsidiaries, Beijing Magpie Securities Consulting Services Co., Ltd (“Beijing Magpie”) and Shenzhen Magpie Information Consulting Technology Co., Ltd (“Shenzhen Magpie”), are in the process of integrating its mobile app platform with Magpie’s licensed trading assets.

Upon completion of the acquisition of 100% of the equity interest in Magpie, we were able to obtain the licenses and permits needed for operating our online platform. After we complete the appropriate system testing to ensure scale and reliability, we will be in a position to notify the Hong Kong regulator of our intended launch date. Our initial plan is to launch the online stock trading platform in Hong Kong.

On January 1, 2021, we entered into a transaction through our wholly-owned subsidiary, Bokefa, with the shareholders of Guangxi Zhongtong Insurance Agency Co., Ltd (“Guangxi Zhongtong”), a local Chinese entity with business and operations in the insurance brokerage business. Pursuant to the transaction, we loaned the Guangxi Zhongtong shareholders through a frame work loan (the “GZ Frame Work Loan”) the amount of up to RMB 40,000 (approximately $6,125) (“GZ Frame Work Loan Amount”) which is designated, if exercised, to be used as a working capital loan for Guangxi Zhongtong. As of March 31, 2022, only RMB 8,010 (approximately $1,243) was drawn down from the GZ Frame Work Loan for working capital and approximately $919 was drawn down for loans to shareholders of Guangxi Zhongtong (as stipulated in the agreement). In consideration for the GZ Frame Work Loan, the parties entered into various additional agreements which include: (i) a pledge agreement pursuant to which the shareholders have pledged their shares for the benefit of Bokefa in order to secure the GZ Frame work Loan Amount (ii) an exclusive option agreement pursuant to which Bokefa has an exclusive option to purchase the entire issued and outstanding common shares of Guangxi Zhongtong from the shareholders (“Option Agreement”) under such terms set forth therein (which include an exercise price not less than the maximum GZ Frame Work Loan Amount and the right to convert the GZ Frame Work Loan Amount into the purchased shares) (iii) an entrustment agreement and power of attorney agreement pursuant to which the shareholders irrevocably entrusted and appointed Tianjin Bokefa as their proxy and trustee to exercise on their behalf any and all rights under applicable law and the articles

MICT, Inc.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In Thousands, except Share and Par Value data)

NOTE 1 — DESCRIPTION OF BUSINESS (cont.)

of association of Guangxi Zhongtong in the shareholder’s equity interest in Guangxi Zhongtong (iv) a business cooperation agreement and a master exclusive service agreement which grants Bokefa rights related to Guangxi Zhongtong’s business and operations in order to secure repayment of the GZ Frame Work Loan Amount.

This transaction was structured pursuant to a Variable Interest Entity (“VIE”) Structure (in which we do not hold the shares). As such, and given our direct ownership in Bokefa and its contractual arrangements with Guangxi Zhongtong, we are regarded as Guangxi Zhongtong’s controlling entity and primary beneficiary of Guangxi Zhongtong business. We have, therefore, consolidated the financial position and operating results of Guangxi Zhongtong into our consolidated financial statements, using the fair value of the assets and liabilities of Guangxi Zhongtong in accordance with U.S. GAAP. Beijing Fucheng Lianbao Technology Co., Ltd (“Beijing Fucheng”) is an entity incorporated on December 29, 2020, in which Bokefa owns 24% equity interest with the remaining 76% controlled by Bokefa through VIE agreements. On February 10, 2021, Beijing Fucheng acquired all of the shares of Beijing Yibao Technology Co., Ltd., (“Beijing Yibao”) which holds 100% of the equity interest in Beijing Fucheng Insurance Brokerage Co., Ltd. (“Fucheng Insurance”). Fucheng Insurance is a Chinese insurance brokerage agency and a nation-wide licensed entity which offers insurance brokerage services for a broad range of insurance products. Fucheng Insurance, through their nationwide license, will give us the flexibility to offer and create tailor-made insurance products, leverage customers directly or through distribution partners and procure better deals with both our existing and new insurance company partners. Fucheng Insurance further enables us to accelerate the onboarding of new agents onto our platforms all throughout China. It also creates the opportunity to promote our business through some of China’s biggest online portals, which will provide business-to-business-to-consumer (B2B2C) as well as business-to-consumer (B2C) channels. When Fucheng Insurance initiates its nationwide rollout of its mobile application, it will facilitate access to those portals’ large customer bases which will also offer MICT’S full suite of insurance products. Beijing Fucheng shares were acquired for approximately $5,700, and funded through MICT. For further information please refer to Note 7.

On June 16, 2021, Micronet announced that it completed a public equity offering on the TASE. Pursuant to the offering, Micronet sold an aggregate of 18,400 securities units (the “Units”) at a price of NIS 14.6 per Unit with each Unit consisting of 100 ordinary shares, 25 series A options and 75 series B options, resulting in the issuance of 1,840,000 ordinary shares, 460,000 series A options and 1,380,000 series B options. Micronet raised total gross proceeds of NIS 26,864 (approximately $8,290) in the offering. The Company did not participate in the offering, and, as a result, the Company owned 31.47% of the outstanding ordinary shares of Micronet and 26.83% on a fully diluted basis as of March 31, 2022.

On July 1, 2021, Bokefa entered into a transaction with the shareholders of All Weather Insurance Agency Co., Ltd (“All Weather”), a local Chinese entity with business and operations in the field of broker insurance (the “Transaction”). Pursuant to the Transaction, Bokefa agreed to provide the All Weather shareholders with a frame work loan (the “AW Frame Work Loan”) for a total amount of up to RMB 30,000 (approximately $4,700) (the “AW Frame Work Loan Amount”) which, if utilized, will be used for working capital purposes of All Weather. In consideration for the AW Frame Work Loan, the parties entered into various additional agreements which include: (i) a pledge agreement pursuant to which the shareholders pledged their shares for the benefit of Bokefa in order to secure the amount for the AW Frame Work Loan Amount (ii) an exclusive option agreement pursuant to which Bokefa has an exclusive option to purchase the entire issued and outstanding common shares of All Weather from the Shareholders (“Option Agreement”) under such terms set forth in the Option Agreement (which include an exercise price not less than the maximum AW Frame Work Loan Amount and the right to convert the AW Frame Work Loan Amount into the purchased shares) (iii) an entrustment agreement and power of attorney agreement pursuant to which the shareholders irrevocably entrusted and appointed Bokefa as their proxy and trustee to exercise on their behalf any and all rights under applicable law and the articles of association of All Weather in the shareholder’s equity interest in All Weather and (iv) a business cooperation agreement and a master exclusive

MICT, Inc.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In Thousands, except Share and Par Value data)

NOTE 1 — DESCRIPTION OF BUSINESS (cont.)

service agreement which grants Bokefa rights related to All Weather’s business and operations in order to secure repayment of the AW Frame Work Loan Amount. The Transaction was structured as a VIE structure (pursuant to which we do not technically hold the shares) and as a result of our direct ownership in Bokefa and its contractual arrangements with All Weather, we are regarded as All Weather’s controlling entity and the primary beneficiary of All Weather’s business. On October 27, 2021, the entire AW Frame Work Loan Amount was utilized by the All Weather shareholders and the AW Frame Work Loan Amount was transferred to All Weather for purposes of working capital. In addition, as of March 31, 2022, the Company granted All Weather shareholders an additional loan in the sum of approximately $776 to be provided in advance to a transaction between the parties pursuant to which the VIE structure described above shall be replaced by an equity structure for purchase by MICT of such equity interests in All Weather on such commercial and other terms to be agreed by the parties.

All Weather Appraisal Co., Ltd. (All Weather Appraisal) is a subsidiary of All Weather Insurance Agency Co., Ltd, which holds 99.6% equity in All Weather Appraisal. All Weather Appraisal is a nationwide company and is approved by the China Banking and Insurance Regulatory Commission, specializing in the appraisal, evaluation, inspection and damage assessment of subjects of Insurance.

On August 23, 2021, Beijing Yibao Technology Co., Ltd, Guangxi Zhongtong Insurance Agency Co., Ltd, and two shareholders of Guangxi Zhongtong entered into a capital increase agreement pursuant to which Beijing Yibao will invest approximately RMB30,000 ($4,700) into Guangxi Zhongtong. On October 21, 2021, Beijing Yibao transferred the funds separately and the transaction closed. As a result of the transaction, Beijing Yibao now holds a sixty percent (60%) equity interest in Guangxi Zhongtong and is the controlling shareholder. As a condition of the closing, the previous agreements consummated on January 1, 2021 per the GZ Frame Work Loan became null and void, and the loan should be repaid by the shareholders before December 31, 2022.

From January through September 2021, Shenzhen Bokefa Technology Co., Ltd (“Shenzhen Bokefa”) and Tianjin Dibao Technology Co., Ltd (“Tianjin Dibao”) were established under BI Intermediate as holding companies to further develop the Company’s insurance business in China. As of March 31, 2022, no substantial operations conducted in those two entities.

Our current business, following the completion of the acquisition of GFHI, is primarily comprised and focused on the growth and development of the GFHI financial technology offerings and the marketplace in China. We are in the process of building various platforms for business opportunities in different insurance platform segments (formerly: verticals and technology segments) in order to capitalize on such technology and business.

As a result of our acquisition of GFHI and the subsequent work we have undertaken with the management of GFHI, we are positioned to establish ourselves, through our operating subsidiaries and VIEs, to serve the markets as a financial technology company with a significant Chinese marketplace. We plan to expand on a global level as we continue to scale our business. GFHI has built various platforms to capitalize on business opportunities in a range of insurance platform segments (formerly: verticals and technology segments), which currently include stock trading and wealth management, commodities in segments of oil and gas trading and insurance brokerage. We are seeking to secure material contracts in all of these market segments in China while also developing opportunities in order to allow GFHI access to these markets. We will continue to increase the capabilities of our platforms through acquisition and/or licensing different technologies to support our efforts. By building secure, reliable and scalable platforms with high volume processing capability, we intend to provide customized solutions that address the needs of a highly diverse and broad client base.

We implemented our plans by capitalizing on Intermediate’s experience with local markets in China, as well as with the Company’s operating subsidiaries, which have begun to secure material contracts in fast growing market segments in China.

MICT, Inc.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In Thousands, except Share and Par Value data)

NOTE 1 — DESCRIPTION OF BUSINESS (cont.)

Our current opportunities have given us access the following market segments:

•        Stock trading and wealth management segment;

•        Commodities in the field of Oil and gas trading segment; and

•        Insurance brokerage segment

These opportunities will continue to be realized and executed through our business development efforts, which include the acquisition of potential target entities, business and assets (such as applicable required licenses) in the relevant business space and segments in which we plan to operate. This allows the Company to enter into the market quickly and leverage existing assets in order to promote our growth strategy.

The following diagram illustrates the Company’s corporate structure, including its subsidiaries, and variable interest entities (“VIEs”), as of March 31, 2022:

VIE agreements with Guangxi Zhongtong:

On January 1, 2021, Bokefa, our wholly foreign-owned enterprise (“WFOE”), Guangxi Zhongtong, and nominee shareholders of Guangxi Zhongtong entered into six agreements, described below, pursuant to which Bokefa is deemed to have controlling financial interest and be the primary beneficiary of Guangxi Zhogntong. Therefore, Guangxi Zhongtong is deemed a VIE of Bokefa:

Loan Agreement

Pursuant to this agreement, Bokefa agreed to provide loans to the registered shareholders of Guangxi Zhongtong. The term of the loan shall start from the date when the loan is actually paid, until the date on which the loan is repaid in full. The agreement shall terminate when the shareholders repay the loan. The loan should be used solely for Guangxi Zhongtong’s operating expenses and should be exclusively repaid by transferring shares of Guangxi Zhongtong to Bokefa when PRC Law permits.

MICT, Inc.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In Thousands, except Share and Par Value data)

NOTE 1 — DESCRIPTION OF BUSINESS (cont.)

Exclusive Option Agreement

The effective term of the agreement is unlimited and the agreement shall terminate upon the transfer of all the equity interest of Guangxi Zhongtong to Bokefa in accordance with relevant laws and provisions as provided in the agreement, or upon written notice by Bokefa to shareholders. In consideration of Bokefa’s loan arrangement, the shareholders have agreed to grant Bokefa an exclusive option to purchase their equity interest. Distribution of residual profits, if any, are restricted without the approval of Bokefa. Upon request by Bokefa, Guangxi Zhongtong is obligated to distribute profits to the shareholders of Guangxi Zhongtong, who must remit such profits to Bokefa immediately. Guangxi Zhongtong and its shareholders are required to act in a manner that is in the best interest of Bokefa with regards to Guangxi Zhongtong’s business operation.

Equity Pledge Agreement

The agreement will be terminated upon such date when the other agreements have been terminated. Pursuant to the agreement, the nominee shareholders pledged all their equity interest in Guangxi Zhongtong to Bokefa as security for the obligations in the other agreements. Bokefa has the right to receive dividends on the pledged shares, and all shareholders are required to act in a manner that is in the best interest of Bokefa.

Business Cooperation Agreement

The agreement is effective until terminated by both parties. Guangxi Zhongtong and its shareholders agree that the legal person, directors, general manager and other senior officers of Guangxi Zhongtong should be appointed or elected by Bokefa. Guangxi Zhongtong and its shareholders agree that all the financial and operational decisions for Guangxi Zhongtong will be made by Bokefa.

Exclusive Service Agreement

The effective term of this agreement is for one year and it can be extended an unlimited number of times if agreed by both parties. Bokefa agrees to provide exclusive technical consulting and support services to Guangxi Zhongtong and Guangxi Zhongtong agrees to pay service fees to Bokefa.

Entrustment and Power of Attorney Agreement

The shareholders of Guangxi Zhongtong agreed to entrust all the rights to exercise their voting power and any other rights as shareholders of Guangxi Zhongtong to Bokefa. The shareholders of Guangxi Zhongtong have each executed an irrevocable power of attorney to appoint Bokefa as their attorney-in-fact to vote on their behalf on all matters requiring shareholder approval. The agreement is effective until deregistration of Guangxi Zhongtong.

On August 23, 2021, Beijing Yibao Technology Co., Ltd, Guangxi Zhongtong Insurance Agency Co., Ltd, and two shareholders of Guangxi Zhongtong entered into a capital increase agreement pursuant to which Beijing Yibao will invest approximately RMB30,000 ($4,700) into Guangxi Zhongtong. On October 21, 2021, Beijing Yibao transferred the funds separately and the transaction closed. As a result of the transaction, Beijing Yibao now holds a sixty percent (60%) equity interest in Guangxi Zhongtong and is the controlling shareholder. As a condition of the closing, the previous agreements consummated on January 1, 2021 per the GZ Frame Work Loan became null and void, and the loan should be repaid by the shareholders before December 31, 2022.

VIE agreements with Beijing Fucheng:

On December 31, 2020, as amended on August 25, 2021, Bokefa, Beijing Fucheng Lianbao Technology Co., Ltd. (“Beijing Fucheng”), and the shareholders of Beijing Fucheng entered into six agreements, described below, pursuant to which Bokefa is deemed to have a controlling financial interest and be the primary beneficiary of Beijing Fucheng,. Therefore, Beijing Fucheng is deemed a VIE of Bokefa. Beijing Fucheng was incorporated on December 29, 2020 and had no assets or liabilities as of December 31, 2020.

MICT, Inc.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In Thousands, except Share and Par Value data)

NOTE 1 — DESCRIPTION OF BUSINESS (cont.)

Loan Agreement

Pursuant to this agreement, Bokefa agreed to provide loans to the registered shareholders of Beijing Fucheng. The term of the loan under this agreement shall start from the date when the loan is actually paid and shall continue until the shareholders repay all the loan in accordance with this agreement. The agreement shall terminate when the shareholders repay the loan. The loan should be used solely for Beijing Fucheng’s operating expenses, and should be exclusively repaid by transferring shares of Beijing Fucheng to Bokefa when PRC Law permits.

Exclusive Option Agreement

The effective term of the agreement is unlimited and the agreement shall terminate upon the transfer of all of the equity interest of Bejing Fucheng to Bokefa in accordance with relevant laws and provisions as provided in the agreement, or upon written notice by Bokefa to the shareholders. In consideration for Bokefa’s loan arrangement, the shareholders have agreed to grant Bokefa an exclusive option to purchase their equity interest. Distribution of residual profits, if any, is restricted without the approval of Bokefa. Upon request by Bokefa, Beijing Fucheng is obligated to distribute profits to the shareholders of Beijing Fucheng, who must remit those profits to Bokefa immediately. Beijing Fucheng and its shareholders are required to act in a manner that is in the best interest of Bokefa with regards to Beijing Fucheng’s business operations.

Equity Pledge Agreement

The agreement will be terminated at the date when the other agreements have been terminated. Pursuant to the agreement, the shareholders pledged all their equity interest in Beijing Fucheng to Bokefa as security for their obligations under the agreements. Bokefa has the right to receive dividends on the pledged shares, and all shareholders are required to act in a manner that is in the best interest of Bokefa.

Business Cooperation Agreement

The agreement is effective until terminated by both parties. Beijing Fucheng and its shareholders agree that the legal person, directors, general manager and other senior officers of Beijing Fucheng should be appointed or elected by Bokefa. Beijing Fucheng and its shareholders agree that all financial and operational decisions of Beijing Fucheng will be made by Bokefa.

Exclusive Service Agreement

The effective term of this agreement is for one year and it can be extended an unlimited number of times if agreed by both parties. Bokefa agrees to provide exclusive technical consulting and support services to Beijing Fucheng and Beijing Fucheng agrees to pay service fees to Bokefa.

Entrustment and Power of Attorney Agreement

The shareholders of Beijing Fucheng agreed to entrust all the rights to exercise their voting power and any other rights as shareholders of Beijing Fucheng to Bokefa. The shareholders of Beijing Fucheng have each executed an irrevocable power of attorney to appoint Bokefa as their attorney-in-fact to vote on their behalf on all matters requiring shareholder approval. The agreement is effective until deregistration of Beijing Fucheng.

VIE agreements with All Weather:

On July 1, 2021, Bokefa, All Weather, and nominee shareholders of All Weather entered into six agreements, described below, pursuant to which Bokefa is deemed to have a controlling financial interest and be the primary beneficiary of All Weather. All Weather is deemed a VIE of Bokefa.

MICT, Inc.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In Thousands, except Share and Par Value data)

NOTE 1 — DESCRIPTION OF BUSINESS (cont.)

Loan Agreement

Pursuant to this agreement, Bokefa agreed to provide loans to the shareholders of All Weather. The term of the loan is one year and shall start from the date when the loan is actually paid. The agreement shall terminate when the shareholders repay the loan. The loan should be used solely by All Weather for operating expenses, and should be exclusively repaid by transferring shares of All Weather to Bokefa when PRC Law permits.

Exclusive Option Agreement

The effective term of the agreement is unlimited and the agreement shall terminate upon the transfer of all of the equity interest of All Weather to Bokefa in accordance with relevant laws and provisions in the agreement, or upon written notice by Bokefa to the shareholders. In consideration for Bokefa’s loan arrangement, the shareholders have agreed to grant Bokefa an exclusive option to purchase their equity interest. Distribution of residual profits, if any, is restricted without the approval of Bokefa. Upon request by Bokefa, All Weather is obligated to distribute profits to the shareholders of All Weather, who must remit the profits to Bokefa immediately. All Weather and its shareholders are required to act in a manner that is in the best interest of Bokefa with regard to All Weather’s business operations.

Equity Pledge Agreement

The agreement will be terminated at the date when the other agreements have been terminated. Pursuant to the agreement, the nominee shareholders pledged all of their equity interest in All Weather to Bokefa as security for their obligations pursuant to the other agreements. Bokefa has the right to receive dividends on the pledged shares, and all shareholders are required to act in a manner that is in the best interest of Bokefa.

Business Cooperation Agreement

The agreement is effective until terminated by both parties. All Weather and its shareholders agree that the legal person, directors, general manager and other senior officers of All Weather should be appointed or elected by Bokefa. All Weather and its shareholders agree that all the financial and operational decisions of All Weather will be made by Bokefa.

Exclusive Service Agreement

The effective term of this agreement is for one year and it can be extended an unlimited number of times if agreed by both parties. Bokefa agrees to provide exclusive technical consulting and support services to All Weather and All Weather agrees to pay service fees to Bokefa.

Entrustment and Power of Attorney Agreement

The shareholders of All Weather agreed to entrust all their rights to exercise their voting power and any other rights as shareholders of All Weather to Bokefa. The shareholders of All Weather have each executed an irrevocable power of attorney to appoint Bokefa as their attorney-in-fact to vote on their behalf on all matters requiring shareholder approval. The agreement is effective until the deregistration of All Weather.

Exclusive Service Agreement

The effective term of this agreement is for one year and it can be extended an unlimited number of times if agreed by both parties. Bokefa agrees to provide exclusive technical consulting and support services to All Weather and All Weather agrees to pay service fees to Bokefa.

MICT, Inc.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In Thousands, except Share and Par Value data)

NOTE 1 — DESCRIPTION OF BUSINESS (cont.)

Entrustment and Power of Attorney Agreement

The shareholders of All Weather agreed to entrust all their rights to exercise their voting power and any other rights as shareholders of All Weather to Bokefa. The shareholders of All Weather have each executed an irrevocable power of attorney to appoint Bokefa as their attorney-in-fact to vote on their behalf on all matters requiring shareholder approval. The agreement is effective until the deregistration of All Weather.

The assets and liabilities of the Company’s VIEs (All Weather and Beijing Fucheng) included in the Company’s unaudited condensed consolidated financial statements as of March 31, 2022 and December 31, 2021 are as follows:
	March 31, 2022	December 31, 2021
Current assets:
Cash	$1,352	$1,260
Trade accounts receivable, net	2,430	2,462
Other current assets	3,478	4,550
Total current assets	7,260	8,272

Property and equipment, net	184	208
Intangible assets	5,716	5,718
Long-term prepaid expenses	26	48
Right of use assets	329	530
Restricted cash	1,609	1,632
Deferred tax assets	906	369
Total long-term assets	8,770	8,505

Total assets	$16,030	$16,777

Current liabilities:
Short term loan from others	$948	$1,155
Trade accounts payable	645	697
Related party	2,713	4,583
Other current liabilities	5,349	2,401
Total current liabilities	9,655	8,836

Long-term liabilities:
Lease liability	81	106
Deferred tax liability	225	224
Total long-term liabilities	306	330

Total liabilities	$9,961	$9,166

Net revenues, loss from operations and net loss of the VIEs that were included in the Company’s unaudited condensed consolidated financial statements for the three month ended March 31, 2022 and 2021 are as follows:
	For the three months Ended March 31, 2022	For the three months Ended March 31, 2021

Net revenues	$8,864	$6,210
Loss from operations	$(2,184)	$250
Net loss	$(1,572)	$159

MICT, Inc.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In Thousands, except Share and Par Value data)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). In the opinion of management, all adjustments (which include normal recurring adjustments) necessary to present a fair presentation of the Company’s financial position, its results of operations and its cash flows, as applicable, have been made. Interim results are not necessarily indicative of results to be expected for the full year. The information included in this Form 10-Q should be read in conjunction with information included in the Company’s December 31, 2021 annual report on Form 10-K filed on June 17, 2022.

The Company’s operations and business may still be subject to adverse effect due to the unprecedented conditions surrounding the spread of COVID-19 throughout North America, Israel, China and the rest of the world. Although currently the COVID-19 (due to the measures implemented to reduce the spread of the virus) have not had a material adverse effect on the Company’s consolidated financial reports, however, there were lockdowns in numerous provinces, which prevented employees of MICT and representatives of Friedman LLP, MICT’s registered independent audit firm from accessing a number of MICT’s offices in these affected provinces, which cause a delay in filing the financial reports on time. In addition, there was a decrease in revenues from Guangxi Zhongtong as a result of the lockdown in certain cities and regions due to the COVID-19 impacts.; there can be no assurance that Company’s financial reports will not be affected in the future from COVID-19 or resulting from restrictions and other government actions.

Principles of Consolidation

The accompanying unaudited condensed consolidated financial statements are prepared in accordance with generally accepted accounting principles in the U.S. GAAP. The accompanying unaudited condensed consolidated financial statements include the financial statements of the Company and its subsidiaries and variable interest entities. All significant intercompany transactions and balances among the Company and its subsidiaries are eliminated upon consolidation.

Cash

Cash consists of cash on hand, demand deposits and time deposits placed with banks or other financial institutions and have original maturities of less than three months.

Accounts receivable, net

Accounts receivable include trade accounts due from customers. Accounts are considered overdue after thirty (30) days from payment due date. In establishing the required allowance for doubtful accounts, management considers historical collection experience, aging of the receivables, the economic environment, industry trend analysis, and the credit history and financial conditions of the customers. Management reviews its receivables on a regular basis to determine if the bad debt allowance is adequate, and adjusts the allowance when necessary. Delinquent account balances are written off against allowance for doubtful accounts after management has determined that the likelihood of collection is not probable. As of March 31, 2022 and December 31, 2021, allowance for doubtful accounts amounted to approximately $2,738 and $2,606, respectively.

Inventories

Inventories consisting of raw materials are stated at the lower of cost (first-in, first-out basis) or realizable value. Cost of work in process is comprised of direct materials, direct production costs and an allocation of production overheads based on normal operating capacity.

MICT, Inc.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In Thousands, except Share and Par Value data)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Foreign currency translation and transaction

The reporting currency of the Company is the U.S. dollar. The Companies in China conducts their businesses in the local currency, Renminbi (RMB), as its functional currency. The Companies in Israel conducts their businesses in the local currency, New Israeli Shekel (NIS), as its functional currency. The Companies in Hong Kong conducts their businesses in the local currency, Hong Kong Dollar (HKD), as its functional currency.

Assets and liabilities are translated at the noon buying rate in the City of New York for cable transfers of RMB, NIS and HKD as certified for customs purposes by the Federal Reserve Bank of New York at the end of the period. The statement of income accounts are translated at the average translation rates and the equity accounts are translated at historical rates. Translation adjustments resulting from this process are included in accumulated other comprehensive income (loss). Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations as incurred.

Segment reporting

Accounting Standard Codification (“ASC”) Topic 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for detailing the Company’s business segments. Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker (the “CODM”), which is comprised of certain members of the Company’s management team.

Operating leases

The Company follows ASC No. 842, Leases. The Company determines if an arrangement is a lease or contains a lease at inception. Operating lease liabilities are recognized based on the present value of the remaining lease payments, discounted using the discount rate for the lease at the commencement date. As the rate implicit in the lease is not readily determinable for the operating lease, the Company generally uses an incremental borrowing rate based on information available at the commencement date to determine the present value of future lease payments. Operating lease right-of-use assets (“ROU assets”) represent the Company’s right to control the use of an identified asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. ROU assets are generally recognized based on the amount of the initial measurement of the lease liability. Lease expense is recognized on a straight-line basis over the lease term.

ROU assets are reviewed for impairment when indicators of impairment are present. ROU assets from operating and finance leases are subject to the impairment guidance in ASC 360, Property, Plant, and Equipment, as ROU assets are long-lived nonfinancial assets.

ROU assets are tested for impairment individually or as part of an asset group if the cash flows related to the ROU asset are not independent from the cash flows of other assets and liabilities. An asset group is the unit of accounting for long-lived assets to be held and used, which represents the lowest level for which identifiable cash flows are largely independent of the cash flows of other groups of assets and liabilities.

The Company recognized no impairment of ROU assets as of March 31, 2022 and December 31, 2021.

The operating lease is included in right-of-use assets and lease liability on the unaudited condensed consolidated balance sheets.

MICT, Inc.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In Thousands, except Share and Par Value data)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Investments

The Company accounts for its equity investment over which it has significant influence but does not own a majority equity interest or otherwise control, using the equity method. The Company adjusts the carrying amount of the investment and recognizes investment income or loss for its share of the earnings or loss of the investee after the date of investment. The Company assesses its equity investment for other-than-temporary impairment by considering factors including, but not limited to, current economic and market conditions, operating performance of the entity, including current earnings trends and undiscounted cash flows, and other entity-specific information. The fair value determination, particularly for investments in a privately held entity, requires judgment to determine appropriate estimates and assumptions. Changes in these estimates and assumptions could affect the calculation of the fair value of the investment and determination of whether any identified impairment is other-than-temporary.

As of March 31, 2022 and December 31, 2021, the Company owned 31.47% and 36.8%, respectively, of shares in Micronet which was accounted for under equity method.

As of March 31, 2022 and December 31, 2021, the Company owned 24% and 24%, respectively, of the shares in Beijing Fucheng and controlled the remaining 76% through contractual arrangements as discussed in Note 1. Beijing Fucheng was therefore 100% consolidated in the unaudited condensed consolidated financial statements.

Fair value measurement

The accounting standard regarding fair value of financial instruments and related fair value measurements defines financial instruments and requires disclosure of the fair value of financial instruments held by the Company.

The accounting standards define fair value, establish a three-level valuation hierarchy for disclosures of fair value measurement and enhance disclosure requirements for fair value measures. The three levels are defined as follow:

•        Level 1 inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

•        Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments.

•        Level 3 inputs to the valuation methodology are unobservable and significant to the fair value.

Financial instruments included in current assets and current liabilities are reported in the consolidated balance sheets at face value or cost, which approximate fair value because of the short period of time between the origination of such instruments and their expected realization and their current market rates of interest.

Intangible assets

The Company’s intangible assets with definite useful lives primarily consist of licensed software, capitalized development costs, platform system, and land-use rights. The Company amortizes its intangible assets with definite useful lives over their estimated useful lives and reviews these assets for impairment. The Company typically amortizes its intangible assets with definite useful lives on a straight-line basis over the shorter of the contractual terms or the estimated useful lives. The Company did not record any impairment of intangible assets as of March 31, 2022 and December 31, 2021.

MICT, Inc.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In Thousands, except Share and Par Value data)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Intangible assets are stated at cost less accumulated amortization. Amortization is computed using the straight-line method over the estimated useful lives of the assets. The estimated useful lives are as follows:
Useful Life
Licensed & software	indefinite useful life and some of them for 10 years
Technology know-how	6 years
Trade name/trademarks	indefinite useful life and some of them for 5 years
Customer relationship	5 – 10 years

Goodwill

Goodwill represents the excess of the purchase price over the estimated fair value of the net assets acquired in the acquisition of a business. We test goodwill for impairment annually in the fourth quarter and when events or changes in circumstances indicate that the fair value of a reporting unit with goodwill has been reduced below its carrying value. On January 26, 2017, the Financial Accounting Standards Board (“FASB”) issued ASU 2017-04, “Intangibles-Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment.” The standard simplifies the accounting for goodwill impairment by requiring a goodwill impairment to be measured using a single step impairment model, whereby the impairment equals the difference between the carrying amount and the estimated fair value of the specified reporting units in their entirety. This eliminated the second step of the previous impairment model that required companies to first estimate the fair value of all assets in a reporting unit and measure impairments based on those estimated fair values and a residual measurement approach. It also specifies that any loss recognized should not exceed the total amount of goodwill allocated to that reporting unit. The Company did not record any impairment of goodwill as of March 31, 2022 and December 31, 2021.

Use of Estimates and Assumptions

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the periods presented. Significant accounting estimates reflected in our consolidated financial statements include the useful lives of plant and equipment and intangible assets, capitalized development costs, impairment of long-lived assets, goodwill, intangible assets, allowance for doubtful accounts, revenue recognition, allowance for deferred tax assets and uncertain tax position. Actual results could differ from these estimates.

Revenue Recognition

We recognize our revenue under ASC 606. ASC 606 establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers. The core principle requires an entity to recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration that it expects to be entitled to receive in exchange for those goods or services recognized as performance obligations are satisfied. It also requires us to identify contractual performance obligations and determine whether revenue should be recognized at a point in time or over time, based on when control of goods and services transfers to a customer.

We recognize revenue which represents the transfer of goods and services to customers in an amount that reflects the consideration to which we expect to be entitled in such exchange. We identify contractual performance obligations and determines whether revenue should be recognized at a point in time or over time, based on when control of goods and services are provided to customers.

MICT, Inc.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In Thousands, except Share and Par Value data)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

We use a five-step model to recognize revenue from customer contracts. The five-step model requires us to (i) identify the contract with the customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur; (iv) allocate the transaction price to the respective performance obligations in the contract; and (v) recognize revenue when (or as) we satisfy the performance obligation.

We derive our revenues from sales contracts with our customers with revenues being recognized upon performance of services. Our contracts with customers generally do not include a general right of return relative to the delivered products or services. We applied practical expedient when sales taxes were collected from customers, meaning sales tax is recorded net of revenue, instead of cost of revenue, which are subsequently remitted to governmental authorities and are excluded from the transaction price.

With respect to Micronet applicable revenue recognition U.S. GAAP requirements, Micronet implements a revenue recognition policy pursuant to which it recognizes its revenues at the amount to which it expects to be entitled when control of the products or services is transferred to its customers. Control is generally transferred when the Company has a present right to payment and title and the significant risks and rewards of ownership of products are transferred to its customers. There is limited discretion needed in identifying the point control passes: once physical delivery of the products to the agreed location has occurred, Micronet no longer has physical possession of the product and will be entitled at such time to receive payment while relieved from the significant risks and rewards of the goods delivered. For most of Micronet’s products sales, control transfers when products are shipped.

The Company’s revenues from the insurance division are generated from: a) providing customers with marketing promotion and information drainage services, which is to charge information service fees according to the customer traffic information provided to customers with business needs; b) to providing insurance brokerage services or insurance agency services on behalf of insurance carriers. With respect to the information drainage services and insurance brokerage services applicable to revenue recognition U.S. GAAP requirements, the company implements a revenue recognition policy pursuant to which it recognizes its revenues at the amount to which it expects to be entitled when control of the products or services is transferred to its customers. Control is generally transferred when the Company has a present right to payment and title and the significant risks and rewards of ownership of products are transferred to its customers. Our performance obligation to the insurance carrier is satisfied and commission revenue is recognized at the point in time when an insurance policy becomes effective. The Company provides customers with information drainage services and settles service charges with customers on the monthly basis. Performance obligation is satisfied at point in time when the requested information is delivered to the customer.

The Company’s revenues from the online stock trading platform are generated from stock trading commission income. Magpie provides trade execution to its customers. Commission revenue is recognized when transfer of control occurs. Trade execution performance obligation generally occurs on the trade date because that is when the underlying financial instrument (for a purchase) or purchaser (for a sale) is identified and the pricing is agreed upon.

In accordance with ASC 606-10-55, Revenue Recognition: Principal Agent Considerations, the Company considers several factors in determining whether it acts as the principal or as an agent in the arrangement of merchandise sales and provision of various related services and thus whether it is appropriate to record the revenues and the related cost of sales on a gross basis or record the net amount earned as service fees. For insurance brokerage services, we have identified our promise to sell insurance policies on behalf of the insurance carriers as the performance obligation in our contracts with the insurance carriers.

MICT, Inc.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In Thousands, except Share and Par Value data)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Income Taxes

Deferred taxes are determined utilizing the “asset and liability” method, whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and the tax basis of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, when it’s more likely than not that deferred tax assets will not be realized in the foreseeable future.

The Company applied FASB ASC Topic 740-10-25, “Income Taxes,” which provides guidance for recognizing and measuring uncertain tax positions and prescribes a threshold condition that a tax position must meet for any of the benefits of the uncertain tax position to be recognized in the financial statements. It also provides accounting guidance on derecognizing, classification and disclosure of these uncertain tax positions. The Company’s policy on classification of all interest and penalties related to unrecognized income tax positions, if any, is to present them as a component of income tax expense.

MICT and its subsidiaries and VIEs within the jurisdiction of the United States, Israel and China are subject to a tax examination for the most recent three, four and five years, respectively.

Stock-Based Compensation

Stock-based compensation granted to the Company’s employees and consultants are measured at fair value on grant date and stock-based compensation expense is recognized (i) immediately at the grant date if no vesting conditions are required, or (ii) using the accelerated attribution method, net of estimated forfeitures, over the requisite service period. The fair value of restricted shares is determined with reference to the fair value of the underlying shares.

At each date of measurement, the Company reviews internal and external sources of information to assist in the estimation of various attributes to determine the fair value of the share-based awards granted by the Company, including but not limited to the fair value of the underlying shares, expected life, expected volatility and expected forfeiture rates. The Company is required to consider many factors and make certain assumptions during this assessment. If any of the assumptions used to determine the fair value of the stock-based compensation changes significantly, stock-based compensation expense may differ materially in the future from that recorded in the current reporting period.

Recently issued accounting pronouncements

In May 2019, the FASB issued ASU 2019-05, which is an update to ASU Update No. 2016-13, Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which introduced the expected credit losses methodology for the measurement of credit losses on financial assets measured at amortized cost basis, replacing the previous incurred loss methodology. The amendments in Update 2016-13 added Topic 326, Financial Instruments — Credit Losses, and made several consequential amendments to the Codification. Update 2016-13 also modified the accounting for available-for-sale debt securities, which must be individually assessed for credit losses when fair value is less than the amortized cost basis, in accordance with Subtopic 326-30, Financial Instruments Credit Losses Available-for-Sale Debt Securities. The amendments in this Update address those stakeholders’ concerns by providing an option to irrevocably elect the fair value option for certain financial assets previously measured at amortized cost basis. For those entities, the targeted transition relief will increase comparability of financial statement information by providing an option to align measurement methodologies for similar financial assets. Furthermore, the targeted transition relief also may reduce the costs for some entities to comply with the amendments in Update 2016-13 while still providing financial statement users with decision-useful information. In November 2019, the FASB issued ASU No. 2019-10, which to update the effective date of ASU No. 2016-02 for private companies, not-for-profit organizations and certain smaller

MICT, Inc.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In Thousands, except Share and Par Value data)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

reporting companies applying for credit losses, leases, and hedging standard. The new effective date for these preparers is for fiscal years beginning after December 15, 2022. The Company does not expect the adoption of this ASU would have a material effect on the Company’s consolidated financial statements.

In October 2021, the FASB issued ASU 2021-08, “Business Combinations”. The amendments in this Update address how to determine whether a contract liability is recognized by the acquirer in a business combination and resolve the inconsistency of measuring revenue contracts with customers acquired in a business combination by providing specific guidance on how to recognize and measure acquired contract assets and contract liabilities from revenue contracts in a business combination. The amendments in this Update apply to all entities that enter into a business combination within the scope of Subtopic 805-10, Business Combination-Overalls. For public business entities, ASU 2021-08 is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. Early application is permitted. The amendments in this Update should be applied prospectively to business combinations occurring on or after the effective date of the amendments. The Company does not expect the adoption of this standard to have a material impact on its consolidated financial statements.

Except as mentioned above, the Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated balance sheets, consolidated statements of operations, comprehensive loss and cash flows.

Note 3 — Stockholders’ Equity

On November 2, 2020 the Company entered into a Securities Purchase Agreement (the “Purchase Agreement”) with certain investors for the purpose of raising $25.0 million in gross proceeds for the Company (the “Offering”). Pursuant to the terms of the Purchase Agreement, the Company sold, in a registered direct offering, an aggregate of 10,000,000 units (each, a “Unit”), with each Unit consisting of one share of the Company’s common stock, par value $0.001 per share and one warrant to purchase 0.8 of one share of Common Stock at a purchase price of $2.50 per Unit. The warrants are exercisable nine months after the date of issuance at an exercise price of $3.12 per share and will expire five years following the date the warrants become exercisable. The closing of the sale of Units pursuant to the. Purchase Agreement occurred on November 4, 2020. By December 31, 2020, the Company had received a total of $22.325 million in gross proceeds pursuant to Offering and issued in the aggregate, 7,600,000 Units. The remaining gross proceeds, in the additional aggregate amount of $2.675 million, were received by the Company on March 1, 2021 and in consideration for such proceeds, the Company issued the remaining 2,400,000 units.

On February 11, 2021, the Company announced that it had entered into a securities purchase agreement (the “February Purchase Agreement”) with certain institutional investors for the sale of (i) 22,471,904 shares of common stock, (ii) 22,471,904 Series A warrants to purchase 22,471,904 shares of common stock and (iii) 11,235,952 Series B warrants to purchase 11,235,952 shares of common stock at a combined purchase price of $2.67 (the “February Offering”). The gross proceeds to the Company from the February Offering were expected to be approximately $60.0 million. The Series A warrants will be exercisable nine months after the date of issuance, have an exercise price of $2.80 per share and will expire five and one-half years from the date of issuance. The Series B warrants will be exercisable nine months after the date of issuance, have an exercise price of $2.80 per share and will expire three and one-half years from the date of issuance. The Company received net proceeds of $54.0 million on February 16, 2021 after deducting the placement agent’s fees and other expenses.

On March 2, 2021, the Company entered into a securities purchase agreement (the “March Purchase Agreement”) with certain investors for the purpose of raising approximately $54.0 million in gross proceeds for the Company. Pursuant to the terms of the March Purchase Agreement, the Company agreed to sell, in a registered direct offering, an aggregate of 19,285,715 shares of the Company’s common stock, par value $0.001 per share, at a purchase price of $2.675 per share and in a concurrent private placement, warrants to purchase an aggregate of 19,285,715 shares of common stock, at a purchase price of $0.125 per warrant, for a combined purchase price per share and warrant

MICT, Inc.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In Thousands, except Share and Par Value data)

Note 3 — Stockholders’ Equity (cont.)

of $2.80 which was priced at the market under Nasdaq rules. The warrants are immediately exercisable at an exercise price of $2.80 per share, subject to adjustment, and expire five years after the issuance date. The closing date for the transaction consummated under the March Purchase Agreement was on March 4, 2021. The Company received net proceeds of $48.69 million on March 4, 2021, after deducting the placement agent’s fees and other expenses.

On May 17, 2021, the Company’s Board of Directors (the “Board”) unanimously approved a grant of fully vested 6,000,000 shares of common stock to Mr. Darren Mercer, the Company’s Chief Executive Officer. The issuance of the shares was pursuant to the Company’s long term incentive plan as previously approved by the stockholders and negotiated in connection with the Company’s acquisition of Global Fintech Holdings Limited. The Board unanimously agreed to issue the shares in recognition of Mr Mercer’s direct contribution to achieving numerous key deliverables including: (i) the completion of several acquisitions, including those of Fucheng Insurance and Magpie; (ii) obtaining regulatory approval from the Hong Kong SFC regarding the acquisition of Magpie; (iii) the execution of several major commercial contracts and partnerships, including with a number of major insurance agents and one of China’s largest payment service providers; (iv) the execution of an exclusive partnership with the Shanghai Petroleum and Natural Gas Trading Center to which allows MICT to provide financial services to its customers; (v) the successful launch of the insurance business in December 2020 and the delivery of significant revenues and revenue growth in Q1 2021; and (vi) the completion of capital raises totaling in excess of $140 million and broadening the Company’s institutional investor base.

On May 17, 2021, the Board unanimously approved a grant of fully vested 300,000 shares of common stock of the Company to Richard Abrahams, Magpie’s Chief Executive Officer.

Our 2012 Stock Incentive Plan (the “2012 Incentive Plan”) was initially adopted by the Board on November 26, 2012 and approved by our stockholders on January 7, 2013 and subsequently amended on September 30, 2014, October 26, 2015, November 15, 2017 and November 8, 2018. Under the 2012 Incentive Plan, as amended, up to 5,000,000 shares of our common stock, are currently authorized to be issued pursuant to option awards granted thereunder. On May 17, 2021, May 23, 2021 and June 28, 2021, the Company granted an aggregate of 125,000, 370,000 and 245,000 respectively, options under the 2012 Incentive Plan, with an exercise price of $1.41, $1.81 and $2.49, respectively, of which 310,000 options vested as of March 31, 2022. This resulted in a stock-based compensation expense of approximately $458,000 recorded for the three months ended March 31, 2022, based on a fair value determined using a Black-Scholes model.

On March 22, 2021, 20,000 shares of common stock were issued to an employee who exercised their options at an exercise price of $1.41.

In September 2021, the Board unanimously approved a grant of 87,000 fully vested shares of common stock of the Company to some of our employees.

On September 13, 2021, 40,000 shares of common stock were issued to an employee who exercised their options at an exercise price of $1.32.

On September 28, 2021, MICT granted 823,020 shares of common stock of the Company to China Strategic Investments Limited.

On May 10, 2022, MICT granted 1,659,500 shares of common stock of the Company to Cushman Holdings Limited, an unrelated third party, as an introducer fee for Tingo, Inc. merger transaction as further discussed in Note 17.

On May 10, 2022, MICT granted 858,631 shares of common stock of the Company to China Strategic Investments Limited, an unrelated third party, in connection with the GFHI acquisition as discussed in Note 1.

On May 10, 2022, MICT granted 612,500 shares of common stock of the Company to some of our Directors and employees. The shares were issued pursuant to the 2020 Incentive Plan.

MICT, Inc.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In Thousands, except Share and Par Value data)

Note 3 — Stockholders’ Equity (cont.)

On May 10, 2022, the Company’s Board of Directors (the “Board”) unanimously approved a grant of fully vested 4,000,000 shares of common stock to Mr. Darren Mercer, the Company’s Chief Executive Officer. The shares were issued under the Company’s long term incentive plan as such long term incentive plan previously approved by the stockholders and negotiated in connection with the Company’s acquisition of Global Fintech Holdings Limited. The Board unanimously agreed to issue the shares in recognition of Mr Mercer’s direct contribution to achieving numerous key deliverables including: (i) the completion of several acquisitions, including those of Fucheng Insurance and Magpie; (ii) obtaining regulatory approval from the Hong Kong SFC regarding the acquisition of Magpie; (iii) the execution of several major commercial contracts and partnerships, including with a number of major insurance agents and one of China’s largest payment service providers; (iv) the execution of an exclusive partnership with the Shanghai Petroleum and Natural Gas Trading Center to which allows MICT to provide financial services to its customers; (v) entered into an Agreement and Plan of Merger with Tingo (vi) the completion of capital raises totaling in excess of $140 million and broadening the Company’s institutional investor base.

The following table summarizes information about stock options outstanding and exercisable as of March 31, 2022:
	Three months ended March 31 2022		Year ended December 31 2021
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Options outstanding at the beginning of year/period:	1,558,000	$1.74	1,158,000	$2.24
Changes during the year/period:
Granted	—	—	740,000	1.97
Exercised	—	—	(60,000)	1.35
Forfeited	(818,000)	1.54	(280,000)	1.41
Options outstanding at end of year/period	740,000	$1.97	1,558,000	$1.74
Options exercisable at end of year/period	402,500	$1.69	1,118,000	$1.57

The Company has warrants outstanding as follows:
	Warrants Outstanding	Average Exercise Price	Remaining Contractual Life
Balance, December 31, 2021	62,863,879	$2.854	4.5
Granted	—	—	—
Forfeited	—	—	—
Exercised	—	—	—
Balance, March 31, 2022 (Unaudited)	62,863,879	$2.854	4.25

NOTE 4 — EQUITY INVESTMENT IN MICRONET

As of March 31, 2021, the Company held 50.31% of Micronet’s issued and outstanding shares. On May 9, 2021, following the exercise of options by minority stockholders, the Company’s ownership interest was diluted to 49.88% and as a result the Company is no longer required to include Micronet’s operating results in its financial statements. From May 9, 2021, the Company accounted for the investment in Micronet in accordance with the equity method.

MICT, Inc.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In Thousands, except Share and Par Value data)

NOTE 4 — EQUITY INVESTMENT IN MICRONET (cont.)

On June 16, 2021, Micronet announced that it had completed a public equity offering on the TASE. Pursuant to the offering, Micronet sold an aggregate number of 18,400 securities units (the “Units”) at a price of 14.6 NIS per Unit with each Unit consisting of 100 ordinary shares, 25 series A options and 75 series B options, resulting in the issuance of 1,840,000 ordinary shares, 460,000 series A options and 1,380,000 series B options. Micronet raised total gross proceeds of 26,864,000 NIS (approximately $8,290,000) in the Offering. The Company did not participate in the Offering, and, as a result, the Company owned 31.47% of the outstanding ordinary shares of Micronet and 26.83% on a fully diluted basis as of March 31, 2022.
May 9, 2021
Micronet’s fair value as of May 9, 2021	1,127
Net assets	(6,185)
Capital reserve from currency translation	134
Non-controlling interests	2,990
Net loss from loss of control	1,934

NOTE 5 — LOAN TO MICRONET

On November 13, 2019, the Company and Micronet executed a convertible loan agreement pursuant to which the Company agreed to loan to Micronet $500,000 (the “Convertible Loan”). The Convertible Loan bears interest at a rate of 3.95% calculated and paid on a quarterly basis. In addition, the Convertible Loan, if not converted, shall be repaid in four equal installments, the first of such installment payable following the fifth quarter after the issuance of the Convertible Loan, with the remaining three installments due on each subsequent quarter thereafter, such that the Convertible Loan shall be repaid in full upon the lapse of 24 months from its issuance. In addition, the outstanding principal balance of the Convertible Loan, and all accrued and unpaid interest, is convertible at the Company’s option, at a conversion price equal to 0.38 NIS per Micronet share. Pursuant to the convertible loan agreement, Micronet also agreed to issue the Company an option to purchase one of Micronet’s ordinary shares for each ordinary share that it issued as a result of a conversion of the Convertible Loan at an exercise price of 0.60 NIS per share, exercisable for a period of 15 months. On July 5, 2020, the Company had a reverse split where the price of the Convertible Loan changed from 0.08 NIS per Micronet share into 5.7 NIS per Micronet share. The option’s exercise price changed from 0.6 NIS per share to 9 NIS per Micronet share.

On January 1, 2020, the Convertible Loan was approved at a general meeting of the Micronet shareholders and as a result, the Convertible Loan and the transactions contemplated thereby became effective. The loan was repaid on January 4, 2022.

On August 13, 2020, MICT Telematics extended to Micronet an additional loan in the aggregate amount of $175 (the “Loan Sum”) which governed the existing outstanding intercompany debt. The loan does not bear any interest and has a term of twelve months. The Loan Sum was granted for the purpose of supporting Micronet’s working capital and general corporate needs. The loan was repaid on August 25, 2021.

NOTE 6 — BEIJING FUCHENG LIANBAO TECHNOLOGY CO., LTD TRANSACTION

On February 10, 2021, the Company closed a transaction pursuant to which it acquired (via Beijing Fucheng in which it holds 24% and engaged in a VIE structure) all of the shares of Beijing Yibao Technology Co., Ltd., and indirectly its fully owned subsidiary Beijing Fucheng Insurance Brokerage Co., Ltd. (the “Fucheng Insurance Transaction”).

MICT, Inc.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In Thousands, except Share and Par Value data)

NOTE 6 — BEIJING FUCHENG LIANBAO TECHNOLOGY CO., LTD TRANSACTION (cont.)

The table set forth below summarizes the estimates of the fair value of assets acquired and liabilities assumed and resulting gain on bargain purchase. In addition, the following table summarizes the allocation of the preliminary purchase price as of the acquisition date:

Beijing Fucheng Lianbao Technology Co., Ltd transaction, Purchase Price Allocation
Total cash consideration	$5,711
Total Purchase Consideration	$5,711

Less:

Net working capital	$926
Property and equipment	26
License	4,814
Current liabilities	(55)
Fair value of net assets acquired	$5,711

NOTE 7 — Guangxi Zhongtong Insurance Agency Co., Ltd Acquisition

On January 1, 2021, we entered into a transaction through Bokefa, with the shareholders of Guangxi Zhongtong Insurance Agency Co., Ltd (“Guangxi Zhongtong”), a local Chinese entity with business and operations in the insurance brokerage business. Pursuant to the transaction, we granted loans to Guangxi Zhongtong’s shareholders through a frame work loan (the “GZ Frame Work Loan”) the amount of up to RMB 40,000 (approximately $6,125) (“GZ Frame Work Loan Amount”) which is designated, if exercised, to be used as a working capital loan for Guangxi Zhongtong. As of March 31, 2022, only RMB 8,010 (approximately $1,243) was drawn down from the GZ Frame Work Loan for working capital and approximately $919 was drawn down for loans to shareholders of Guangxi Zhongtong (as stipulated in the agreement). In consideration for the GZ Frame Work Loan, the parties entered into various additional agreements which include: (i) a pledge agreement pursuant to which the shareholders have pledged their shares for the benefit of Bokefa in order to secure the GZ Frame work Loan Amount (ii) an exclusive option agreement pursuant to which Bokefa has an exclusive option to purchase the entire issued and outstanding common shares of Guangxi Zhongtong from the shareholders (“Option Agreement”) under such terms set forth therein (which include an exercise price not less than the maximum GZ Frame Work Loan Amount and the right to convert the GZ Frame Work Loan Amount into the purchased shares) (iii) an entrustment agreement and power of attorney agreement pursuant to which the shareholders irrevocably entrusted and appointed Tianjin Bokefa as their proxy and trustee to exercise on their behalf any and all rights under applicable law and the articles of association of Guangxi Zhongtong in the shareholder’s equity interest in Guangxi Zhongtong (iv) a business cooperation agreement and a master exclusive service agreement which grants Bokefa rights related to Guangxi Zhongtong’s business and operations in order to secure repayment of the GZ Frame Work Loan Amount.

This transaction was structured pursuant to a Variable Interest Entity, Structure (in which we do not hold the shares). As such, and given our direct ownership in Bokefa and its contractual arrangements with Guangxi Zhongtong, we are regarded as Guangxi Zhongtong’s controlling entity and primary beneficiary of Guangxi Zhongtong business. We have, therefore, consolidated the financial position and operating results of Guangxi Zhongtong into our consolidated financial statements, using the fair value of the assets and liabilities of Guangxi Zhongtong in accordance with U.S. GAAP. Beijing Fucheng Lianbao Technology Co., Ltd is an entity incorporated on December 29, 2020, in which Bokefa owns 24% equity interest with the remaining 76% controlled by Bokefa through VIE agreements. On February 10, 2021, Beijing Fucheng acquired all of the shares of Beijing Yibao Technology Co., Ltd., which holds 100% of the equity interest in Beijing Fucheng Insurance Brokerage Co., Ltd. (“Fucheng Insurance”). Fucheng Insurance is a Chinese insurance brokerage agency and a nation-wide licensed entity which offers insurance brokerage services for a broad range of insurance products. Fucheng Insurance, through their nationwide license, will give us the flexibility to offer and create tailor-made insurance products, leverage customers directly or through distribution

MICT, Inc.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In Thousands, except Share and Par Value data)

NOTE 7 — Guangxi Zhongtong Insurance Agency Co., Ltd Acquisition (cont.)

partners and procure better deals with both our existing and new insurance company partners. Fucheng Insurance further enables us to accelerate the onboarding of new agents onto our platforms all throughout China. It also creates the opportunity to promote our business through some of China’s biggest online portals, which will provide business-to-business-to-consumer (B2B2C) as well as business-to-consumer (B2C) channels. When Fucheng Insurance initiates its nationwide rollout of its mobile application, it will facilitate access to those portals’ large customer bases which will also offer MICT’S full suite of insurance products. Beijing Fucheng shares were acquired for approximately $5,700, and funded through MICT.

On October 21, 2021, Yibao transferred such funds and the transaction closed. As a result of the transaction, Yibao now holds a sixty percent (60%) equity interest in Guangxi Zhongtong and is the controlling shareholder. As a condition of the Closing, the previous agreements consummated on January 1, 2021 per the Frame Work Loan became null and void.

Purchased identifiable intangible assets are amortized on a straight-line basis over their respective useful lives. The table set forth below summarizes the estimates of the fair value of assets acquired and liabilities assumed and resulting gain on bargain purchase. In addition, the following table summarizes the allocation of the preliminary purchase price as of the acquisition date:

Guangxi Zhongtong Insurance agency co., Ltd, Purchase Price Allocation
Total cash consideration(1)	$—
Total Purchase Consideration	$—

Less:

Debt-free net working capital	$613
Property and equipment	13
Intangible assets – Licenses	1,926
Intangible assets – customer relationship(1)	248
Deferred Tax liability(2)	(544)
Fair value of net assets acquired	$2,256

Noncontrolling interest	$(3,231)
Gain on equity interest	1,128
Equity investment	—
Change in investment	(2,103)
Goodwill value(3)	$(153)

____________

(1)      The customer database value is based on the cost to recreate, as indicated by management.

(2)      Represents the income tax effect of the difference between the accounting and income tax bases of the identified intangible assets, using an assumed statutory income tax rate of 26%.

(3)      The goodwill is not deductible for tax purposes.

NOTE 8 — ALL WEATHER TRANSACTION

On July 1, 2021, we entered into a transaction through Bokefa, with the shareholders of All Weather, a local Chinese entity with business and operations in the insurance brokerage business. Pursuant to the transaction, we granted loans to All Weather’s shareholders through a frame work loan (the “AW Frame Work Loan”) the amount of up to RMB 30,000 (approximately $4,700) (“AW Frame Work Loan Amount”) which is designated, if exercised, to be used as a working capital loan for All Weather. As of March 31, 2022, RMB 30,000 (approximately $4,700) was drawn down from the AW Frame Work Loan for working capital. In consideration for the AW Frame Work Loan, the parties

MICT, Inc.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In Thousands, except Share and Par Value data)

NOTE 8 — ALL WEATHER TRANSACTION (cont.)

entered into various additional agreements which include: (i) a pledge agreement pursuant to which the shareholders have pledged their shares for the benefit of Bokefa in order to secure the AW Frame work Loan Amount (ii) an exclusive option agreement pursuant to which Bokefa has an exclusive option to purchase the entire issued and outstanding common shares of All Weather from the shareholders (“Option Agreement”) under such terms set forth therein (iii) an entrustment agreement and power of attorney agreement pursuant to which the shareholders irrevocably entrusted and appointed Bokefa as their proxy and trustee to exercise on their behalf any and all rights under applicable law and the articles of association of All Weather in the shareholder’s equity interest in All Weather (iv) a business cooperation agreement and a master exclusive service agreement which grants Bokefa rights related to All Weather’s business and operations in order to secure repayment of the AW Frame Work Loan Amount.

This transaction was structured pursuant to a Variable Interest Entity Structure (in which we do not hold the shares). As such, and given our direct ownership in Bokefa and its contractual arrangements with All Weather, we are regarded as All Weather’s controlling entity and primary beneficiary of All Weather’s business. We have, therefore, consolidated the financial position and operating results of All Weather into our consolidated financial statements, using the fair value of the assets and liabilities of All Weather in accordance with U.S. GAAP.

Purchased identifiable intangible assets are amortized on a straight-line basis over their respective useful lives. The table set forth below summarizes the estimates of the fair value of assets acquired and liabilities assumed and resulting gain on bargain purchase. In addition, the following table summarizes the allocation of the preliminary purchase price as of the acquisition date:

All Weather, Purchase Price Allocation
Total cash consideration(1)	$—
Total Purchase Consideration	$—

Less:

Debt-free net working capital	$(105)
Property and equipment	153
Right of use assets	208
Lease liabilities	(258)
Intangible assets – licencs(1)	849
Intangible assets – customer relationship(1)	54
Deferred Tax liability(2)	(226)
Fair value of net assets acquired	$675

Noncontrolling interest	$(675)
Change in investment	(675)
Goodwill value(3)	$—

____________

(1)      The customer database value is based on the cost to recreate, as indicated by management.

(2)      Represents the income tax effect of the difference between the accounting and income tax bases of the identified intangible assets, using an assumed statutory income tax rate of 25%.

(3)      The goodwill is not deductible for tax purposes.

MICT, Inc.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In Thousands, except Share and Par Value data)

NOTE 9 — SEGMENTS

ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for detailing the Company’s business segments.

Operating segments are based upon our internal organization structure, the manner in which our operations are managed and the availability of separate financial information. As a result of our acquisition of GFHI on July 1, 2020, we currently serve the marketplace, through our operating subsidiaries, as a financial technology company (Fintech Industry) targeting the Chinese marketplace as well as other areas of the world. We have built and/or, are in the process of building, various platforms to capitalize on business opportunities in a range of insurance platform segments (formerly: verticals and technology segments) including stock trading and insurance brokerage services. We will continue to increase the capabilities of our platforms through acquisition and/or the licensing of different technologies to support our efforts in the different market segments. By building secure, reliable and scalable platforms with high volume processing capability, we intend to provide customized solutions that address the needs of a highly diverse and broad client base. First, we have launched our insurance platform, operated by GFHI, for the Chinese market and have been generating revenues in GFHI. While the revenues were not material in 2020, these revenues are building and we expect these revenues to continue to grow as this business establishes itself in the market as a reputable service available to consumers Secondly, we are currently in the process of launching our securities trading software platform and accelerating the development and business around this segment. This is possible due to the recent completion of the acquisition of Magpie (formerly: Huapei) on February 26, 2021.

As a result of such acquisition, we have obtained the necessary licenses and permits to operate our online platform in the Hong Kong stock exchange.

As we begin development of our oil and gas trading platform, we are looking to partner with an established and reputable Chinese organization to build out our technology, which will support two major elements of China’s energy sector.

During the period between June 23, 2020, and May 9, 2021 we have held a controlling interest in Micronet, and we have presented our mobile resource management (“MRM”) business operated by Micronet as a segment. As of May 9, 2021, the Company’s ownership interest was diluted and, as a result, we no longer include Micronet’s operating results in our consolidated financial statements.

The following table summarizes the financial performance of our operating segments:
	Three months ended March 31, 2022
	Insurance platform		Mobile resource management	Online stock trading	Consolidated
Revenues from external customers	$9,533		—	30	$9,563
Segment operating loss	(4,295	)(1)	—	(3,544)	(7,839)
Non allocated expenses					(2,131)
Finance expenses and other					49
Consolidated loss before provision for income taxes					$(9,921)

____________

(1)      Includes $733 of intangible assets amortization, derived from GFHI acquisition.

MICT, Inc.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In Thousands, except Share and Par Value data)

NOTE 9 — SEGMENTS (cont.)

	Three months ended March 31, 2021
	Insurance platform		Mobile resource management		Consolidated
Revenues from external customers	$8,209		$726		$8,935
Segment operating loss	(1,967	)(1)	(827	)(2)	(2,794)
Non allocated expenses					(1,989)
Finance expenses and other					(479)
Consolidated loss before provision for income taxes					$(5,262)

____________

(1)      Includes $733 of intangible assets amortization, derived from GFHI acquisitions.

(2)      Includes $103 of intangible assets amortization, derived from Micronet consolidation.

The following table summarizes the financial statements of our balance sheet accounts of the segments:
	As of March 31, 2022
	Insurance platform		Mobile resource management	Online stock trading	Consolidated
	(Unaudited)		(Unaudited)	(Unaudited)	(Unaudited)
Assets related to segments	$62,522	(2)	$—	$56,632 (4)	$119,154
Non allocated Assets			—		45,690
Liabilities related to segments	(20,032	)(3)	—	(3,552)	(23,584)
Non allocated liabilities	—		—	—	(2,341)
Total Equity					$138,919

____________

(2)      Includes $11,440 of intangible assets and $19,788 goodwill, derived from GFHI’s acquisition.

(3)      Includes $2,974 of deferred tax liability, derived from GFHI acquisition.

The following table summarizes the financial statements of our balance sheet accounts of the segments:
	As of December 31, 2021
	Insurance platform		Mobile resource management	Online stock trading		Consolidated
Assets related to segments	$86,474	(1)	$—	$60,581	(3)	$147,055
Non allocated Assets			—			30,756
Liabilities related to segments	(23,516	)(2)	—	(3,953)		(27,469)
Non allocated liabilities	—		—	—		(2,620)
Total Equity						$147,722

____________

(1)      Includes $19,292 of intangible assets and $19,788 goodwill, derived from GFHI’s acquisition.

(2)      Includes $3,728 of deferred tax liability, derived from GFHI acquisition.

(3)      Includes $1,222 of intangible assets.

MICT, Inc.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In Thousands, except Share and Par Value data)

NOTE 10 — INTANGIBLE ASSETS, NET
	Useful life years	March 31, 2022	December 31, 2021

Original amount:
Technology know-how	6	$11,490	$11,490
Trade name/trademarks	Indefinite or 5 years	923	923
Customer relationship	5 – 10 years	4,802	4,802
License	Indefinite or 10 years	8,498	8,498
Software	10	175	172
		25,888	25,885
Accumulated amortization:
Technology know-how		(3,351)	(2,873)
trade name/trademarks		(203)	(174)
Customer related intangible assets		(1,590)	(1,355)
License		(90)	(39)
Software		(6)	(2)
		(5,240)	(4,443)
Net		$20,648	$21,442

NOTE 11 — TRADE ACCOUNTS RECEIVABLE, NET

For the three months ended March 31, 2022 and the fiscal year ended December 31, 2021, accounts receivable were comprised of the following:
	March 31, 2022	December 31, 2021

Trade accounts receivable	$17,153	$20,485
Allowance for doubtful accounts	(2,738)	(2,606)
	$14,415	$17,879

Movement of allowance for doubtful accounts the three months ended March 31, 2022 and the fiscal year ended December 31, 2021 are as follows:
	March 31, 2022	December 31, 2021

Beginning balance	$2,606	$5
Provision	118	2,574
Exchange fluctuation	14	32
Decrease due to deconsolidation of Micronet	—	(5)
	$2,738	$2,606

NOTE 12 — OTHER CURRENT ASSETS
	March 31, 2022	December 31, 2021

Prepaid expenses	$1,090	$1,715
Advance to suppliers	3,793	4,027
Deposit	137	1,335
Business advance to employee	1,658	1,444
Other receivables	3,516	1,033
	$10,194	$9,554

MICT, Inc.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In Thousands, except Share and Par Value data)

NOTE 13 — RELATED PARTIES

Current assets — related parties
	March 31, 2022	December 31, 2021

Shareholders of All Weather	$3,197	$3,680
Convertible loan to Micronet	—	535
Shareholders of Guangxi Zhongtong	926	919
	$4,123	$5,134

Current liabilities — related party
	March 31, 2022	December 31, 2021
(USD in thousands)
Shareholders of All Weather	264	4
	$264	$4

NOTE 14 — OPERATING LEASES

The Company follows ASC No. 842, Leases. The Company has operating leases for its office facilities. The Company’s leases have remaining terms of approximately 4 years. Leases with an initial term of 12 months or less are not recorded on the balance sheet; the Company recognizes lease expense for these leases on a straight-line basis over the lease term. The Company does not separate non-lease components from the lease components to which they relate, and instead accounts for each separate lease and non-lease component associated with that lease component as a single lease component for all underlying asset classes.

The following table provides a summary of leases by balance sheet location as of March 31, 2022 and December 31, 2021
Assets/liabilities	March 31, 2022	December 31, 2021
Assets
Right-of-use assets	$1,597	$1,921

Liabilities
Lease liabilities- current portion	$1,079	$1,298
Lease liabilities- long term	601	691
Total Lease liabilities	$1,680	$1,989

The operating lease expenses for the three months ended March 31, 2022 and 2021 were as follows:
	Three months ended March 31,
	2022	2021
Operating lease cost	$412	$135

MICT, Inc.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In Thousands, except Share and Par Value data)

NOTE 14 — OPERATING LEASES (cont.)

Maturities of operating lease liabilities for the three-month ended March 31, 2022 were as follows:
Year ended March 31,
2022*	1,112
2023	537
2024	122
2025	13
2026	1
Total lease payment	1,785
Less: imputed interest	(105)
Total	1,680

____________

*        include operating leases with a term less than one year.
Lease term and discount rate	March 31, 2022
Weighted-average remaining lease term (years) – operating leases	1.99
Weighted average discount rate – operating leases	5.28%

NOTE 15 — PROVISION FOR INCOME TAXES

A.     Basis of Taxation

United States:

On December 22, 2017, the U.S. Tax Cuts and Jobs Act, or the Act, was enacted, which significantly changed U.S. tax laws. The Act lowered the tax rate of the Company. The statutory federal income tax rate was 21% in 2020 and in the three months ended March 31, 2021 and 2022. As of March 31, 2022 the operating loss carry forward were $36,156, among which there was $5,115 expiring from 2025 through 2037, and the remaining $31,041 has no expiration date.

Israel:

The Company’s Israeli subsidiaries and associated are governed by the tax laws of the state of Israel which had a general tax rate of 23% in the three months ended March 31, 2021 and 2022. As of March 31, 2022 the operating loss carry forward were $6,361 , which does not have an expiration date.

Mainland China:

The Company’s Chinese subsidiaries in the PRC are subject to the PRC Corporate Income Tax Law (“CIT Law”) and are taxed at the statutory income tax rate of 25%. As of March 31, 2022 the operating loss carry forward was $9,228, which will expire from 2023 through 2027.

Hong Kong:

Our subsidiaries incorporated in Hong Kong, such as Magpie Securities Limited, BI Intermediate Limited, are subject to Hong Kong profit tax on their profits arising from their business operations carried out in Hong Kong. Hong Kong profits tax for a corporation from the year of assessment 2018/2019 onwards is generally 8.25% on assessable profits up to HK$2,000; and 16.5% on any part of assessable profits over HK$2,000. Under the Hong Kong Inland Revenue Ordinance, profits that we derive from sources outside of Hong Kong are generally not subject to Hong Kong profits tax.

MICT, Inc.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In Thousands, except Share and Par Value data)

NOTE 15 — PROVISION FOR INCOME TAXES (cont.)

As of March 31, 2022, the tax loss carry forward was $11,464 for Magpie Securities Limited, and the operating loss carry forward was $3,620 for BI Intermediate Limited. Tax losses can be carried forward indefinitely until utilized.

Singapore:

Our subsidiaries incorporated in Singapore are subject to an income tax rate of 17% for taxable income earned in Singapore. Singapore does not impose a withholding tax on dividends for resident companies. In 2021, we did not incur any income tax as there was no estimated assessable profit that was subject to Singapore income tax.

As of March 31, 2022, the operating loss carry forward was $49.

Subject to qualifying conditions, trade losses can be carried forward indefinitely while unutilized donations can be carried forward for up to 5 years of assessment.

B.     Provision for (Benefit of) Income Taxes
	Three months ended March 31,
	2022	2021
Current
Domestic	$—	$43
Foreign	3	7
Total	$3	50
Deferred
Domestic	$—	$—
Foreign	(1,079)	(406)
Total	$(1,076)	$(356)

C.     Deferred Tax Assets and Liabilities

Deferred tax reflects the net tax effects of temporary differences between the carrying amounts of assets or liabilities for financial reporting purposes and the amounts used for income tax purposes. As of March 31, 2022 and December 31, 2021, deferred tax assets were included in long-term deposit and prepaid expenses, and the Company’s deferred taxes were in respect of the following:
	March 31, 2022	December 31, 2021

Deferred tax assets
Provisions for employee rights and other temporary differences	$23	$260
Provisions for bad debt	685	696
Net operating loss carry forward	13,860	12,034
Valuation allowance	(11,934)	(11,226)
Deferred tax assets, net of valuation allowance	2,634	1,764
Deferred tax liabilities
Recognition of intangible assets arising from business combinations	(3,748)	(3,952)
Deferred tax liabilities, net	$(1,114)	$(2,188)

MICT, Inc.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In Thousands, except Share and Par Value data)

NOTE 16 — LEGAL PROCEEDINGS

There are no open legal proceeding as of March 31, 2022 and as of today.

NOTE 17 — SUBSEQUENT EVENTS

On May 10, 2022, Tingo, Inc., a Nevada corporation (“Tingo” or the “Seller”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with MICT Merger Sub, Inc., a Nevada corporation and a wholly-owned subsidiary of MICT (“Merger Sub”), and MICT, Inc., a Delaware corporation.

Pursuant to the Merger Agreement, subject to the terms and conditions set forth therein, upon the consummation of the transactions contemplated by the Merger Agreement (the “Closing”), Merger Sub will merge with and into Tingo (the “Merger” and, together with the other transactions contemplated by the Merger Agreement, the “Transactions”), with the Seller continuing as the surviving corporation in the Merger and a wholly-owned subsidiary of MICT.

As a result of the Merger, all of the issued and outstanding capital stock of the Seller immediately prior to the Closing, shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, in exchange for the right for each Seller Stockholder to receive its Pro Rata Share of the Merger Consideration, upon the terms and subject to the conditions set forth in the Merger Agreement.

As consideration for the Merger, the Seller Security Holders collectively shall receive from MICT, in the aggregate, a number of shares of MICT Common Stock equal to (the “Merger Consideration”) the product of (a) 3.44444 and (b) the number of shares of MICT Pre-Closing Common Stock (the total portion of the Merger Consideration amount payable to all Seller Stockholders in accordance with the Merger Agreement). This will result in Tingo shareholders receiving new MICT common shares in an amount equal to approximately 77.5% in the combined company, and current MICT shareholders owning approximately 22.5% on a fully diluted basis following the closing, with a combined estimated group value of $4.09 billion.

On June 15, 2022, Tingo, Merger Sub and MICT entered into an Amended and Restated Agreement and Plan of Merger, following the completion of extensive due diligence by MICT and its advisors. including financial due diligence, tax due diligence and quality of earnings analysis by Ernst & Young, financial analysis by Houlihan Lokey, legal, operational, corporate and local due diligence by the Nigerian office of Dentons and corporate due diligence and securities due diligence by Ellenoff Grossman & Schole.

In accordance with US GAAP, upon Closing, which is subject to Tingo stock holder approval, MICT stock holder approval, the satisfaction of regulatory requirements and the Registration Statement having been declared effective by the SEC, the Merger will be accounted for by MICT in its consolidated financial statements as a reverse acquisition.

On April 2, 2022, Shanghai Zhengzhong Energy Technology Co., Ltd. (Zhengzhong Energy”), our wholly owned subsidiary, entered into a transaction with the shareholders of Tianjin Dibao Technology Development Co. Ltd.(“Tianjin Dibao”) the parties have entered into various additional agreements which include among other: (i) a pledge agreement pursuant to which the Shareholders have pledged their shares for the benefit of Shanghai Zhengzhong Energy in order to secure the amount drown from the Frame work Loan Amount (ii) exclusive option agreement pursuant to which Shanghai Zhengzhong Energy has an exclusive option to purchase the entire shares of Tianjin Dibao from the Shareholders (“Option Agreement”) under such terms set forth in the Option Agreement (iii) Entrustment Agreement and Power of Attorney Agreement pursuant to which the Shareholders irrevocably entrusted and appointed Shanghai Zhengzhong Energy as its proxy and trustee to exercise on their behalf any and all rights under applicable law and the articles of association of Tianjin Dibao in the Shareholder’s equity interest in Tianjin Dibao (iv) business cooperation agreement and a master exclusive service agreement which grants Shanghai Zhengzhong Energy with rights related to the Tianjin Dibao business and operations designed to secure repayment of the Loan Amount. The transaction above was structured pursuant to a Variable Interest Entity (VIE) Structure according to which Zhengzhong Energy controlled 76% interest in Dibao, and the remaining 24% equity was held directly by Zhengzhong Energy.

MICT, Inc.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In Thousands, except Share and Par Value data)

NOTE 17 — SUBSEQUENT EVENTS (cont.)

On April 5, 2022, Beijing Fucheng Lianbao disposed its subsidiary of Beijing Fucheng Prospect Technology Co., Ltd (“Fucheng Prospect”).The shares previously held by Beijing Fucheng Lianbao were transferred to an individual Wang Yuanyuan on April 5, 2022. The net assets of Fucheng Prospect as of April 5, 2022 was $94 and transaction price was zero. The Company recognized a gain of $ 94 for disposing and stopped consolidating its financials starting from April.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders

Tingo, Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Tingo, Inc. (the Company), which comprise the balance sheet as of December 31, 2021 and the related statements of Operations, Changes in Stockholder’s Equity, and Cash Flows for the years then ended, and the related notes to the financial statements. In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Change in Accounting Treatment

As discussed in Note 2 to the financial statements, the Company has elected to change its method of accounting for acquisition accounting related to the August 15, 2021 transaction in the year ended December 31, 2021.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United Sates) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we were required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluation of the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgements. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the disclosures to which it relates.

Revenue Recognition, Deferred Income, and Costs matching

Critical Audit Matter Description

The Company recognizes revenue upon transfer of control of promised products or services to customers in an amount that reflects the consideration the Company expects to receive in exchange for those products or services. The Company offers customers the ability to purchase cellular phones directly, lease the phones on three year terms, and purchase data and calls, as well as use of the NWASSA platform. As part of these contracts, the Company records Revenue and Cost of sales, and has short term and long term assets and liabilities recorded related to the cost of contracts and the deferred income and taxes receivable, respectively.

Significant judgment is exercised by the Company in determining the accounting policies related to these long term transactions, including the following:

•        Determination of whether products and services are considered distinct performance obligations that should be accounted for separately versus together, such as phone leases and purchase of data.

•        Determination of stand-alone selling prices for each distinct performance obligation and for products and services that are not sold separately.

•        The pattern of delivery (i.e., timing of when revenue is recognized) for each distinct performance obligation.

•        Estimation of variable consideration when determining the amount of revenue to recognize (i.e., separate items on NWASSA platform)

•        Determination of long term costs and identification of amounts in the current period, ensuring the matching principle is specifically followed.

Given these factors, the related audit effort in evaluation management’s judgements in determining revenue recognition and cost recognition for the customer agreements was extensive and required a high degree of auditor judgement.

How the Critical Audit Matter Was Addressed in the Audit

Our principal audit procedures related to the Company’s revenue recognition for these customer agreements included the following:

•        We evaluated management’s significant accounting policies related to these customer agreements for reasonableness.

•        We selected a sample of customer agreements and performed the following procedures:

o       Obtained and read contract source documents for each selection, including master agreements, and other documents as needed.

o       Tested managements identification of significant terms for completeness, including the identification of distinct performance obligations and variable consideration.

o       Tested costs related to these revenues, ensuring amount recorded in the current period was in line with expectations.

•        We recalculated long term portion of deferred income, prepayments, and VAT receivable, ensuring proper classification between short term and long term on the financial statements.

•        We evaluated the reasonableness of management’s estimate of stand-alone selling prices for products and services that are not sold separately.

•        We tested the mathematical accuracy of managements calculations of revenue and the associated timing of revenue recognized and expenses recorded in the financial statements.

Emphasis of Matters-Risks and Uncertainties

The Company is not able to predict the ultimate impact that COVID -19 will have on its business. However, if the current economic conditions continue, the pandemic could have an adverse impact on the economies and financial markets of many countries, including the geographical area in which the Company plans to operate.

We have served as the Company’s auditor since 2021.

Denver, Colorado

July 18, 2022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of TINGO, INC.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Tingo Mobile Plc. (the “Company”), a wholly-owned subsidiary of Tingo Inc. as of December 31, 2020, and the related consolidated statements of comprehensive profit, stockholders’ gain and cash flows for the year then ended, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2020, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

OLAYINKA OYEBOLA & CO.

(Chartered Accountants)

We have served as the auditor of Tingo Mobile PLC since February 2020.

July 24, 2022

Lagos, Nigeria.

TINGO, INC.

CONSOLIDATED BALANCE SHEETS

	December 31, 2021	December 31, 2020
Assets
Current Assets
Cash and Cash Equivalents	$128,367,605	$28,202,869
Accounts and Other Receivables	1,400,917,140	241,953,782
Inventory	129,823	30,491
Prepayments – current portion	409,434,667	—
Total Current Assets	1,938,849,235	270,187,142

Non-Current Assets
Prepayments – non-current portion	575,464,002	—
Property, plant and equipment, net	223,762,115	37,042,344
Work-in-Progress	—	207,968,849
Intangible Assets	1,670,924	3,055,061
Total non-current assets	800,897,041	248,066,254
Total Assets	$2,739,746,276	$518,253,396

Liabilities and Stockholders Equity
Current Liabilities
Accounts Payable and accruals	$754,836,164	$40,915
Deferred income – current portion	492,269,333	—
Value added tax – current portion	38,190,992	20,493,802
Tax Liability	100,606,352	67,601,594
Total current liabilities	1,385,902,842	88,136,311

Non-current liabilities
Deferred income – non-current portion	690,922,799	—
Value added tax – non-current portion	53,602,826	—
Deferred Tax	2,171,039	2,360,004
Total non-current liabilities	746,696,664	2,360,004

Total Liabilities	2,132,599,506	90,496,315

COMMITMENTS AND CONTINGENCIES

Stockholder’s Equity
Common stock – Class A, par value $.001 per share, 1,250,000,000 shares authorized, 1,205,016,211 and 928,000,000 shares issued and outstanding at December 31, 2021 and December 31, 2020	1,172,511	928,000
Common Stock – Class B, par value $.001 per share, 200,000,000 shares authorized, 65,000,000 shares issued and outstanding at December 31, 2021 and December 31, 2020	65,000	65,000
Additional paid-in-capital	412,080,474	508,549
Accumulated Surplus	269,442,456	458,538,770
Translation Reserve	(75,613,671)	(32,283,238)
Total Stockholders Equity	607,146,770	427,757,081
Total Liabilities and Stockholders Equity	$2,739,746,276	$518,253,396

The accompanying notes are an integral part of these financial statements

TINGO, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Year Ended
	December 31, 2021	December 31, 2020
Revenues	$865,838,327	$585,254,527
Cost of Sales	(528,469,405)	(364,383,712)
Gross Profit	337,368,922	220,870,815
Operating Expense
Payroll and related expenses	223,727,942	2,630,454
Distribution expenses	985,801	268,337
Professional Fees	188,857,470	298,768
Bank fees and charges	926,256	909,233
Depreciation and amortization	2,886,913	5,769,462
General and administrative expenses – other	1,278,898	440,415
Bad Debt Expenses	99,247	8,698,024
Total Operating Expenses	418,762,527	19,014,693
Income (loss) from Operations	(81,393,605)	201,856,122
Other Income (Expenses)
Other income	360,818	268,866
Recovered debt	55,428	9,454,965
Interest Expenses	—	(869,968)
Total Other Income (Expenses)	416,246	8,853,863
Income (loss) before tax	(80,977,359)	210,709,985
Taxation	(104,802,090)	(68,739,650)
Net Income (loss) after Tax	(185,779,449)	141,970,335
Net Income (loss)	$(185,779,449)	$141,970,335
Other Comprehensive Loss
Translation Adjustment	(43,236,961)	(16,106,101)
Total Comprehensive Income (loss)	$(229,016,410)	$125,864,234
Income per share – Basic and Diluted	$(0.21)	$3.12
Weighted Average number of common shares outstanding
Basic and diluted	1,068,119,444	40,306,211

The accompanying notes are an integral part of these financial statements.

TINGO, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

	Common Stock – Class A		Common Stock – Class B		Additional Paid In Capital	Accumulated Surplus	Translation Reserve	Total Stockholders’ Equity
	Number of Shares	Amount	Number of Shares	Amount
Balance as of January 1, 2020	928,000,000	$928,000	65,000,000	$65,000	$508,549	$316,568,435	$(16,177,137)	$301,892,847
Net income for the year ended December 31, 2020	—	—	—	—	—	141,970,335	—	141,970,335
Foreign Currency Translation Adjustment	—	—	—	—	—	—	(16,106,101)	(16,106,101)
Balance as of December 31, 2020	928,000,000	928,000	65,000,000	65,000	508,549	458,538,770	(32,283,238)	427,757,081
Net loss for the year ended December 31, 2021	—	—	—	—	—	(185,779,449)	—	(185,779,449)
Issuance of shares for acquisition of IWeb	403,060,211	7,801	—	—	3,207,635	(3,316,865)	(93,472)	(194,901)
Additional share issuances	100,000,000	100,000	—	—	—	—	—	100,000
Issuance of shares for services provided	72,840,000	72,840	—	—	187,787,160	—	—	187,860,000
Issuance of shares for incentive compensation plan	63,870,000	63,870	—	—	220,577,130	—	—	220,641,000
Foreign Currency Translation Adjustment	—	—	—	—	—	—	(43,236,961)	(43,236,961)
Balance as of December 31, 2021	1,205,016,211	$1,172,511	65,000,000	$65,000	$412,080,474	$269,442,456	$(75,613,671)	$607,146,770

The accompanying notes are an integral part of these financial statements.

TINGO, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Year Ended
	December 31, 2021	December 31, 2020
Cash Flows from operating activities
Net Income (loss)	$(185,779,449)	$141,970,335
Adjustments to reconcile net income to cash used in operating activites
Depreciation and amortization	2,886,913	5,769,462
Bad debt expense	99,247	8,698,024
Stock issued for services	187,860,000	—
Stock issued for acquisition – other shares	100,000	—
Stock issuances incentive plan	220,641,000	—
Increase/Decrease related to
Inventories	(99,332)	229,293
Trade and other receivables	(1,159,062,605)	(46,457,433)
Prepayments	(984,898,669)	126,902,136
Trade and other payables	754,795,249	(207,900,786)
Deferred income	1,183,192,133	—
Value added tax	71,300,016	—
Taxes payable	32,815,793	32,524,837
Net Cash provided in operating activites	123,850,296	61,735,868

Cash flows from investing activities
Acquisition of IWeb	(194,901)	—
Acquisition of assets	(403,947)	—
Acquistion of intangibles	(573,915)	—
Acquisitions of work in progress	—	(199,274,605)
Net Cash used in investing activities	(1,172,763)	(199,274,605)

Cash flows from financing activities
Net repayments on borrowings	—	(8,914,701)
Net Cash used in financing activities	—	(8,914,701)
Translation Adjustment	(22,512,797)	(13,796,105)
Net change in cash and cash equivalents	100,164,736	(160,249,543)
Cash and cash equivalents, beginning of the year	28,202,869	188,452,412
Cash and cash equivalents, end of the period	$128,367,605	$28,202,869

Supplemental Cash flow information
Cash paid for period for:
Taxes	$—	$34,182,976
Interest	$—	$869,968

Non-cash disclosures
Stock issued for services	$187,860,000	$—
Stock issued – equity incentive plan	$220,641,000	$—

The accompanying notes are an integral part of these financial statements.

TINGO, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2021 AND 2020

(1)    Description of Business and Basis of Presentation

Description of Business — Tingo, Inc. (“we,” “us,” “our,” “Tingo” and the “Company”), a Nevada corporation, was formed on February 17, 2015. Our shares trade on the OTC Markets trading platform under the symbol ‘TMNA’. We acquired our wholly-owned subsidiary, Tingo Mobile, PLC, a Nigerian public limited company (“Tingo Mobile”), in a share exchange with its sole shareholder effective August 15, 2021. Prior to the acquisition of Tingo Mobile, the Company was headquartered in Thailand and its principal business consisted of technology consulting. This business was discontinued following the acquisition of Tingo Mobile, and we attributed a $3.2 million in net equity to the Company’s prior business as shown in the Condensed Consolidated Statements of Shareholders’ Equity above.

The Company, including its subsidiary Tingo Mobile, is an Agri-Fintech company offering a comprehensive platform service through use of smartphones–‘device as a service’ (using GSM technology) to empower a marketplace to enable subscribers/farmers within and outside of the agricultural sector to manage their commercial activities of growing and selling their production to market participants both domestically and internationally. The ecosystem provides a ‘one stop shop’ solution to enable such subscribers to manage everything from airtime top ups, bill pay services for utilities and other service providers, access to insurance services and micro finance to support their value chain from ‘seed to sale’.

As of December 31, 2021, Tingo had approximately 9.3 million subscribers using its mobile phones and Nwassa payment platform (www.nwassa.com). Nwassa is Africa’s leading digital agriculture ecosystem that empowers rural farmers and agri-businesses by using proprietary technology to enable access to market. Farm produce can be shipped from farms across Africa to any part of the world, in both retail and wholesale quantities. Nwassa’s payment gateway also has an escrow structure that creates trust between buyers and sellers. Our system provides real-time pricing, straight from the farms, eliminating middlemen. Our users’ customers pay for produce bought using available pricing on our platform. Our platform is paperless, verified and matched against a smart contract. Data is efficiently stored on the blockchain.

Our platform has created an escrow solution that secures the buyer, funds are not released to our members until fulfilment. The platform also facilitates trade financing, ensuring that banks and other lenders compete to provide credit to our members.

Tingo aims to be Africa’s leading Agri-Fintech player that transforms rural farming communities to connect through our proprietary platform to meet their complete needs from inputs, agronomy, off take and marketplace which delivers sustainable income in an impactful way. Additional information about the Company can be obtained from our website at www.tingoinc.com. Our website, however, does not constitute a part of this Annual Report.

Basis of Presentation — The accompanying audited condensed consolidated financial statements have been prepared in accordance with the instructions to Form 10-K and Articles 3 and 3A of Regulation S-X. All normal recurring adjustments considered necessary for a fair presentation have been included.The financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“US GAAP”).

Our results of operations for the year ended December 31, 2021 are not necessarily indicative of results that ultimately may be achieved for 2022.

The Impact of COVID-19 — In response to the COVID-19 pandemic, there have been a broad number of governmental and commercial actions taken to limit the spread of the virus, including social distancing measures, stay-at-home orders, travel restrictions, business shutdowns and slowdowns. The COVID-19 pandemic continues to be dynamic, and near-term challenges across the economy remain. Although vaccines are now being distributed and administered across many parts of the world, new variants of the virus have emerged and may continue to emerge that have shown to be more contagious. We continue to adhere to applicable governmental and commercial restrictions and to work to mitigate the impact of COVID-19 on our employees, customers, communities, liquidity and financial position.

TINGO, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2021 AND 2020

(2)    Change in Accounting Treatment

As disclosed in the Company’s Current Report on Form 8-K filed on June 15, 2022, in preparation for the planned merger of the Company with a wholly owned subsidiary of Nasdaq-listed MICT, Inc., the Company reviewed and considered its accounting treatment of its Acquisition of Tingo Mobile on August 15, 2021. Based on this review, the Company elected to modify its accounting treatment of the Acquisition as a reverse acquisition of the Company by Tingo Mobile instead of as a forward acquisition of Tingo Mobile by the Company as had been previously presented.

Accordingly, the financial statements included herein have been prepared in accordance with reverse acquisition accounting rules, and now include the consolidated operating results of Tingo Mobile for the full periods presented, rather than using forward acquisition accounting as had been presented previously, which included the results of Tingo Mobile only from the date of the Acquisition.

As part of the adjustment, the Company recorded the following corrections to the prior accounting treatment on the balance sheet:
Goodwill	$(3,694,107,417)
Capitalized Acquisition Expenses	$(111,360,000)
Additional Paid in Capital	$4,170,398,451
Accumulated Surplus	$(397,390,240)
Translation Reserve	$32,459,205

The Company also recorded expenses of $111,360,000 during 2021 relating to shares issued to service providers in connection with the Acquisition of Tingo Mobile.

(3)    Significant Accounting Policies

The following is a summary of significant accounting policies followed by the Company in the preparation of our financial statements:

Reverse Acquisition Accounting — We have adopted reverse acquisition accounting methods in connection with the Company’s Acquisition of Tingo Mobile. Accordingly, the consolidated financial statements reflect the results of Tingo Mobile for the periods indicated in this Report.

Use of Estimates — The preparation of financial statements in accordance with U.S. GAAP requires us to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Although we believe the estimates and assumptions used in preparing these financial statements and related notes are reasonable in light of known facts and circumstances, actual results could differ from those estimates.

Earnings Per Share — Basic and diluted per share calculations are computed utilizing the weighted-average number of shares of common stock outstanding for the period. Pursuant to our 2021 Equity Incentive Plan adopted during the fourth quarter of 2021, in accordance with ASC 260, Earnings Per Share, the unvested shares of restricted stock awarded pursuant to our equity compensation plans are participating securities and, therefore, are included in the basic earnings per share calculation.

Classes of Common Stock — The Company has two classes of common stock. Each share of Class A common stock is entitled to one (1) vote, and is entitled to receive dividends when and if declared by the board of directors out of assets legally available therefor. Each share of Class B common stock is entitled to ten (10) votes, but carries no dividend, distribution, liquidation, conversion, or economic rights of any kind.

TINGO, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2021 AND 2020

(3)    Significant Accounting Policies (cont.)

Distributable Earnings — The components that make up distributable earnings (accumulated undistributed deficit) on the Consolidated Balance Sheet as of December 31, 2021 and 2020 are as follows:
	December 31, 2021	December 31, 2020
Net Profit (loss) for year	$(185,779,449)	$141,970,335
Acquisition of the Company (IWeb)	(3,316,865)	—
Accumulated surplus	458,538,770	316,568,435
Accumulated Surplus	$269,442,456	$458,538,770

Accounts Receivable — The total value of the three-year mobile leasing contract is recognized under accounts receivables at the outset. The balance is due and payable and is credited as receipts are received from the customers under the mobile leasing contracts. Management reviews accounts receivable periodically to determine if any receivables will potentially be uncollectible. Management’s evaluation includes several factors including the aging of the accounts receivable balances, a review of significant past due accounts, economic conditions, and our historical write-off experience, net of recoveries. The Company includes any accounts receivable balances that are determined to be uncollectible, along with a general reserve, in its allowance for doubtful accounts. After all attempts to collect a receivable have failed, the receivable is written off against the allowance. Given the manner in which we bundle our services with our branded phones, we do not typically incur a substantial amount of bad debt. Accordingly, absent a substantial outlying event such as Covid-19, we do not expect to incur bad debts of any material significance. During the year ended December 31, 2021, a general allowance of 3 percent was made on all account receivables to cushion the possible effect of Covid 19 on our customers. On a proforma basis, we recognized bad debt expense of $99,247 and $8,698,024 relating to our receivables in 2021 and 2020, respectively. This is in line with our expectations, inasmuch as our contracts for mobile leasing are with our farmer cooperative partners who, in turn, take responsibility for individual collection efforts under the terms of our mobile leasing contracts.

We offer our customers the option to purchase certain wireless devices in installments over a specified period of time and, in many cases, once certain conditions are met, they may be eligible to trade in the original equipment for a new device and have the remaining unpaid balance paid or settled. As of December 31, 2021, all receivables on this arrangement have been collected and balance written off.

Impairment of Long-Lived Assets — In accordance with authoritative guidance on accounting for the impairment or disposal of long-lived assets, as set forth in Topic 360 of the ASC, the Company assesses the recoverability of the carrying value of its long-lived assets when events occur that indicate an impairment in value may exist. An impairment loss is indicated if the sum of the expected undiscounted future net cash flows is less than the carrying amount of the assets. If this occurs, an impairment loss is recognized for the amount by which the carrying amount of the assets exceeds the estimated fair value of the assets.

Income Taxes — The Company uses the liability method of accounting for income taxes under which deferred tax assets and liabilities are recognized for the future tax consequences of temporary differences between the accounting bases and the tax bases of the Company’s assets and liabilities. The deferred tax assets are computed using enacted tax rates in effect for the year in which the temporary differences are expected to reverse.

The Company has adopted ASC guidance regarding accounting for uncertainty in income taxes. This guidance clarifies the accounting for income taxes by prescribing the minimum recognition threshold an income tax position is required to meet before being recognized in the consolidated financial statements and applies to all income tax positions. Each income tax position is assessed using a two-step process. A determination is first made as to whether it is more likely than not that the income tax position will be sustained, based upon technical merits, upon examination by the taxing authorities. If the income tax position is expected to meet the more likely than not criteria, the benefit recorded in the consolidated financial statements equals the largest amount that is greater than 50% likely to be realized upon its ultimate settlement. At December 31, 2021 and 2020, there were no uncertain tax positions that required accrual.

TINGO, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2021 AND 2020

(3)    Significant Accounting Policies (cont.)

For the year ended December 31, 2021, the Company issued shares of Class A common stock valued at $408.5 million in exchange for services provided by employees, directors, officers and outside parties. As part of this issuance, we recorded a net operating loss on an unconsolidated basis of $297.0 million.

The reconciliation of income tax benefit at the U.S. statutory rate of 25% for the period ended December 31, 2021 and 21% for the year ended December 31, 2020, respectively, to the Company’s effective tax rate is as follows:
	Year Ended December 31,
	2021	Percent	2020	Percent
Federal statutory rates	$(102,125,250)	25.0%	$—	21.0%
State income taxes	—	—	—	—
Permanent differences	—	—	—	—
Valuation allowance against net deferred tax assets	102,125,250	25.0%	—	—
Effecitve rate	$—	0.00%	$—	0.00%

The tax effects of temporary differences that give rise to the Company’s net deferred tax assets for the period ended December 31, 2021 and 2020 are as follows:
Deferred Tax Assets	December 31, 2021	December 31, 2020
Beginning of period	$—	$—
Net Operating Loss	102,125,250	—
Valuation Allowance	(102,125,250)	—
Net Deferred Tax Assets	$—	$—

Regarding executive compensation in shares of the Company’s Class A common stock, certain of the amounts classified as compensation expense and any income tax benefit related thereto may be disallowed pursuant to Section 162(m) of the Internal Revenue Code.

Subject to any such disallowances pursuant to Code Section 162(m), the Company has approximately $408.5 million of net operating losses carried forward to offset taxable income, if any, in future years which expire commencing in fiscal year 2037. In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based on this assessment, management has established a full valuation allowance against all of the deferred tax asset relating to NOL’s because it is more likely than not that all of the deferred tax asset will not be realized as the parent company is not presently income producing.

Inventory — The Company holds certain stocks of spare parts to support the maintenance of new phones. These are recorded at cost. The company does not hold significant stock of new phones in the event of damage or replacement. Inventory is measured on the first-in, first-out method.

Prepayments — The company reflects the full cost of the mobile phones purchased as a prepaid cost at the outset. The leasing of mobile phones runs over a three-year term and a monthly release to cost of sales is conducted to match the income recognition of the monthly revenue from mobile phone leasing on a matching principle.

Deferred Income — The Company reflects the full value of the three-year revenues due in accordance with the mobile leasing contract. On a straight-line basis, a monthly release is made to profit and loss to reflect revenue from mobile leasing over the 36 months term.

TINGO, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2021 AND 2020

(3)    Significant Accounting Policies (cont.)

Leased Assets — The Company makes the use of leasing arrangements principally for the provision of the offices and related facilities. The rental contracts for offices are typically negotiated for terms of between 1 and 10 years and some of these have extension terms. Lease terms for office fixtures and equipment have lease terms of between 1 year and 10 years without any extension terms. The company does not enter into sale and leaseback arrangements. All the leases are negotiated on an individual basis and contain a wide variety of different terms and conditions such as purchase options and escalation clauses. The Company assesses whether a contract is or contains a lease at inception of the contract. A lease conveys the right to direct the use and obtain substantially all of the economic benefits of an identified asset for a period of time in exchange for consideration.

Measurement and Recognition of Leases as a Lessee — At lease commencement date, the company recognizes a right-of-use asset and a lease liability on the balance sheet. The right-of-use asset is measured at cost, which is made up of the initial measurement of the lease liability, any initial direct expenses incurred by the company, an estimate of any expenses to dismantle and remove the asset at the end of the lease, and any lease payments made in advance of the lease commencement date (net of any incentives received). The company depreciates the right-of-use assets on a straight-line basis from the lease commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term. The company also assesses the right-of-use asset for impairment when such indicators exist.

At the commencement date, the Company measures the lease liability at the present value of the lease payments unpaid at that date, discounted using the interest rate implicit in the lease if that rate is readily available or the incremental borrowing rate. The incremental borrowing rate is the estimated rate that the Company would have to pay to borrow the same amount over a similar term, and with similar security to obtain an asset of equivalent value. This rate is adjusted should the lessee entity have a different risk profile to that of the company.

Lease payments included in the measurement of the lease liability are made up of fixed payments (including in substance fixed), variable payments based on an index or rate, amounts expected to be payable under a residual value guarantee and payments arising from options reasonably certain to be exercised.

Subsequent to initial measurement, the liability will be reduced by lease payments that are allocated between repayments of principal and finance expenses. The finance cost is the amount that produces a constant periodic rate of interest on the remaining balance of the lease liability.

The lease liability is reassessed when there is a change in the lease payments. Changes in lease payments arising from a change in the lease term or a change in the assessment of an option to purchase a leased asset. The revised lease payments are discounted using the incremental borrowing rate at the date of reassessment when the rate implicit in the lease cannot be readily determined. The amount of the remeasurement of the lease liability is reflected as an adjustment to the carrying amount of the right-of-use asset. The exception being when the carrying amount of the right-of-use asset has been reduced to zero then any excess is recognized in profit or loss.

Payments under leases can also change when there is either a change in the amounts expected to be paid under residual value guarantees or when future payments change through an index or a rate used to determine those payments, including changes in market rental rates following a market rent review. The lease liability is remeasured only when the adjustment to lease payments takes effect and the revised contractual payments for the remainder of the lease term are discounted using an unchanged discount rate. Except for where the change in lease payments results from a change in floating interest rates, in which case the discount rate is amended to reflect the change in interest rates.

The remeasurement of the lease liability is dealt with by a reduction in the carrying amount of the right-of use asset to reflect the full or partial termination of the lease for lease modifications that reduce the scope of the lease. Any gain or loss relating to the partial or full termination of the lease is recognized in profit or loss. The right-of-use asset is adjusted for all other lease modifications.

TINGO, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2021 AND 2020

(3)    Significant Accounting Policies (cont.)

The Company has elected to account for short-term leases and leases of low-value assets using the practical expedients. These leases relate to residential houses for a year. Instead of recognizing a right-of-use asset and lease liability, the payments in relation to these are recognized as an expense in profit or loss on a straight-line basis over the lease term.

Accounting Pronouncements — In August 2020, the FASB issued ASU No. 2020-06, “Debt — Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging-Contracts in Entity’s Own Equity (Subtopic 815-40) - Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity,” which simplifies the accounting for certain financial instruments with characteristics of liabilities and equity, including convertible instruments. The new guidance removes the separation models for convertible debt with a cash conversion feature or a beneficial conversion feature. In addition, the new standard provides guidance on calculating the dilutive impact of convertible debt on earnings per share. The ASU clarifies that the average market price should be used to calculate the diluted earnings per share denominator when the exercise price or the number of shares that may be issued is variable. The ASU is effective for the Company on January 1, 2022, including interim periods, with early adoption permitted. The ASU permits the use of either a full or modified retrospective method of adoption. The Company is still evaluating the impact of the adoption of this ASU on its future financial statements and disclosures.

(4)    Revenue Recognition

Policy

Revenue is recognized when a customer obtains control of promised goods or services and is recognized in an amount that reflects the consideration that an entity expects to receive in exchange for those goods or services. In addition, the standard requires disclosure of the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. The amount of revenue that is recorded reflects the consideration that the Company expects to receive in exchange for those goods. The Company applies the following five-step model in order to determine this amount:

1.      Identification of the promised goods in the contract;

2.      Determination of whether the promised goods are performance obligations, including whether they are distinct in the context of the contract;

3.      Measurement of the transaction price, including the constraint on variable consideration;

4.      Allocation of the transaction price to the performance obligations; and

5.      Recognition of revenue when (or as) the Company satisfies each performance obligation.

The Company only applies the five-step model to contracts when it is probable that the entity will collect the consideration it is entitled to in exchange for the goods or services it transfers to the customer. Once a contract is determined to be within the scope of ASC 606 at contract inception, the Company reviews the contract to determine which performance obligations the Company must deliver and which of these performance obligations are distinct. The Company recognizes as revenues the amount of the transaction price that is allocated to the respective performance obligation when the performance obligation is satisfied or as it is satisfied. Generally, the Company’s performance obligations are transferred to customers at a point in time, typically upon delivery.

Revenue comprises of the fair value for smart phone devices, services and financial technology solutions.We offer service-only contracts and contracts that bundle equipment used to access the services and/or with other service offerings. Some contracts have fixed terms and others are cancellable on a short-term basis (i.e., month-to-month arrangements).

TINGO, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2021 AND 2020

(4)    Revenue Recognition (cont.)

Sources

The Company has the following revenue sources:

•        Mobile Leasing — customers enter a three-year contract for a fixed monthly rental. The customers are committed for the full term. Our accounting policy is to create and Accounts Receivable for the full value of the contract and a matched Deferred Income credit under Liabilities for the same value. The company recognizes such release to revenue on a monthly basis.

•        Call and Data Services — our customers use call and data services at normalized rates which, given the increasing proliferation of wifi connections, even in rural locations, have steadily declined over time.

•        Nwassa Services — this is our Agri-Fintech platform powered by the smartphones leased on a three-year term above, known as ‘device as a service’. Revenue is recognized based on fixed percentage of the value of the transaction on the following basis when transactions are executed as follows:

•        Agri- Marketplace — percentage of the value of produce trade on Nwassa

•        Mobile airtime top up — fixed percentage of value of top-up

•        Utilities — fixed percentage of value of transaction

•        Mobile Insurance — fixed fee recognized monthly based on contract

•        Financial Services (Loans and related services)–fixed referral fee as completed

(5)    Foreign Currency Translation

Functional and presentation currency — The consolidated financial statements are presented in U.S. dollars, which is the presentation currency, the functional currency is Nigeria Naira.

The exchange rate used for conversion is:
	December 31, 2021	December 31, 2020
Balance Sheet:
Nigerian Naira	412.99	379.5
Profit and Loss :
Nigerian Naira	396.46	379.5

Foreign currency transactions — Foreign currency transactions are translated into the functional currencies of the Company’s subsidiaries using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at period-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated income statements. Non-monetary items carried at cost are translated using the exchange rate at the date of the transaction. Non-monetary items carried at fair value are translated at the date the fair value is determined. For Nigeria, due to the volatile nature of the exchange rate, we have applied the prudent approach to convert both the Profit and Loss and Balance Sheet at the same rate to indicate a fairer reflection of the state of affairs.

TINGO, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2021 AND 2020

(6)    Inventory

Inventory on hand consisted of the following:
	December 31, 2021	December 31, 2020
Spare parts	$129,823	$30,491
Total Inventory	$129,823	$30,491

(7)    Accounts and Other Receivables
	December 31, 2021	December 31, 2020
Trade and other receivable gross	$1,400,958,916	$—
Allowance for expected credit loss	(42,065)	—
	1,400,916,851	—
Directors current account	—	241,953,782
Total Accounts and Other Receivables	$1,400,917,140	$241,953,782

Accounts Receivable — This amount consists almost exclusively of trade receivables relating to the 3-year smartphone leasing contract that our customers entered during 2021. The release and delivery of new phones in accordance with the new phone contracts took place in May 2021 and September 2021, respectively. The balances reflect the remaining balance outstanding as at December 31, 2021. The previous lease contracts expired in May 2020. The delay in renewal of new contracts was due to impact of Covid 19 and delays in recommencement of our supply chains as a consequence. The new phone leasing contracts will expire in April 2024 and August 2024 respectively. The Company had approximately 9.3 million subscribers for this service as of December 31, 2021. The Company has successfully renewed its previous contract that expired in May 2020 without any attrition in the number of subscribers. We view this as significant, given the gap of a year due to the Covid-19 pandemic that affected our supply chain in 2020 and the early part of 2021. We believe it is a clear demonstration of our ability to maintain subscriber loyalty and reflection of affordability at the price point we offer our subscribers over the three-year leasing period. Management reviews accounts receivable periodically to determine if any receivables will potentially be uncollectible. Management’s evaluation includes several factors including the aging of the accounts receivable balances, a review of significant past due accounts, economic conditions, and our historical write-off experience, net of recoveries. The Company includes any accounts receivable balances that are determined to be uncollectible, along with a general reserve, in its allowance for doubtful accounts. After all attempts to collect a receivable have failed, the receivable is written off against the allowance. We recognized bad debt expense of $99,247 and $8,698,024 relating to our receivables in 2021 and 2020, respectively. The allowance for credit loss for the year ended December 31, 2021 and 2020 was $42,065 and zero, respectively.

We offer our customers the option to purchase certain wireless devices in installments over a specified period of time and, in many cases, once certain conditions are met, they may be eligible to trade in the original equipment for a new device and have the remaining unpaid balance paid or settled. As of December 31, 2021, all receivables on this arrangement have been collected and the balance has been written off.

We have a strong history of mobile leasing to our subscriber base in partnership with our farmers’ cooperatives. Unlike a typical mobile leasing business, we analyze credit risk on these cooperatives and not directly with our 9.3m subscribers. We have history of leasing to the same number of subscribers since 2017, and have a strong collection

TINGO, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2021 AND 2020

(7)    Accounts and Other Receivables (cont.)

record where the cooperatives settle the monthly leasing receivables in bulk. The cooperatives manage the interaction and collection from their members and, therefore, we do not undertake direct credit risk with our subscribers. This ‘business to business’ credit model has assured minimal bad debts and late payments, as well as reduced administrative effort needed to collect monthly receivables due over the 36-month contract.

Prepayments — This represents the total cost of sales for the mobile devices purchased that are contracted out on three year leasing agreements. The company policy is to amortize the cost to profit and loss on a monthly basis to match the recognition of the monthly leasing revenue that the Company will recognize over the three-year contract term. The aging of the prepayments balance is as follows:
	December 31, 2021	December 31, 2020
Due within one year	$409,434,667	$—
Over one year:
One to two years	409,434,667	—
Over two years	166,029,336	—
Total Prepayments	$984,898,669	$—

Prepayments – current portion	$409,434,667	—
Prepayments – non-current portion	575,464,002	—
Total Prepayments	$984,898,669	$—

(8)    Property, Plant & Equipment

Changes in cost, depreciation, and net book value during 2021 were recorded as follows:
	LAND $	BUILDING $	MOTOR VEHICLES $	FURNITURE & FITTINGS $	OFFICE EQUIPMENT $	PLANT & MACHINERY $	SITE INSTALLATIONS $	Total $
COST
January 1, 2021	9,560,176	34,540,253	225,788	65,232	71,899	10,992,230	—	55,455,578
ADDITIONS	—	—	—	—	—	—	191,316,838	207,968,849
Forex translation difference	(765,481)	(2,765,629)	(18,079)	(5,223)	(5,757)	(880,145)	—	(21,092,324)
December 31, 2021	8,794,695	31,774,624	207,709	60,009	66,142	10,112,085	191,316,838	242,332,103

DEPRECIATION
January 1, 2021	—	7,256,776	104,655	33,763	57,869	10,960,171	—	18,413,234
CHARGED FOR THE YEAR	—	1,654,988	31,493	10,817	9,820	10,753	—	1,717,871
Forex translation difference	—	(647,305)	(9,640)	(3,136)	(5,027)	(896,009)	—	(1,561,118)
December 31, 2021	—	8,264,459	126,507	41,444	62,662	10,092,916	—	18,569,988

NET BOOK VALUE
December 31, 2020	9,560,176	27,283,477	121,134	31,469	14,030	32,059	—	37,042,344
December 31, 2021	8,794,695	23,510,165	81,202	18,565	3,480	19,169	191,316,838	223,762,115

TINGO, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2021 AND 2020

(8)    Property, Plant & Equipment (cont.)

Changes in cost, depreciation, and net book value during 2020 were recorded as follows:
	LAND $	BUILDING $	MOTOR VEHICLES $	FURNITURE & FITTINGS $	OFFICE EQUIPMENT $	PLANT & MACHINERY $	Total $
COST
January 1, 2020	10,087,768	36,446,408	99,783	37,970	74,339	11,561,491	58,307,758
ADDITIONS	—	—	131,505	29,311	1,451	35,483	197,750
Forex translation difference	(527,592)	(1,906,155)	(5,500)	(2,048)	(3,891)	(604,744)	(3,049,931)
December 31, 2020	9,560,176	34,540,253	225,788	65,232	71,899	10,992,230	55,455,578

DEPRECIATION
January 1, 2020	—	5,834,932	69,704	23,403	45,965	8,687,612	14,661,615
CHARGED FOR THE YEAR	—	1,730,713	38,679	11,609	14,338	2,732,767	4,528,106
Forex translation difference	—	(308,869)	(3,728)	(1,249)	(2,435)	(460,207)	(776,487)
December 31, 2020	—	7,256,776	104,655	33,763	57,869	10,960,171	18,413,234

NET BOOK VALUE
January 1,2020	10,087,768	30,611,476	30,079	14,567	28,374	2,873,880	43,646,143
December 31,2020	9,560,176	27,283,477	121,134	31,469	14,030	32,059	37,042,344

Property, plant and equipment are carried at historical value and depreciated over their useful life. All property and equipment with a cost of $5,000 or greater are capitalized. Major betterments that extend the useful lives of assets are also capitalized. Normal maintenance and repairs are charged to expense as incurred. When assets are sold or otherwise disposed of, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in operations.

Plant and equipment consist of prototypes, software, furniture and equipment, which are depreciated on a straight-line basis over their expected useful lives.
Estimated useful lives (years)
Buildings	20
Motor Vehicles	5
Furniture & Fittings	5
Office Equipment	5
Plant & Machinery	4
Site Installations	20

Site Installations relates to the capitalization of the Company’s investment in rural fibre network and equipment. Previously, it was classified as Work in Progress and the works were completed as as 31 December 2021. Depreciation on these assets will commence from 1 January 2022.

The Total depreciation charge for the years ended December 31, 2021 and 2020 was $1,717,871 and $ 4,528,106, respectively

(9)    Intangible Assets and Work-in-Progress

Intangible Assets — The details below relate to Intangible Assets for Tingo Mobile as consolidated into the Company for the years ended December 31, 2021 and 2020. This represents cost incurred on software development of our mobile operating system and secure browser. This is Tingo’s proprietary operating system and mobile/web browser. The system and its technology platform is designed to help our customers securely execute financial transactions. This cost is amortized over 5 (Five) years, because on or before then we are expected to have significantly upgraded the software. For the year ended December 31, 2021, the Company incurred capitalized expenses of $0 and charged $1,187,042 in amortization expenses for this period. The amortization for the period from date of acquisition was $145,021.

TINGO, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2021 AND 2020

(9)    Intangible Assets and Work-in-Progress (cont.)

	December 31, 2021	December 31, 2020
Cost
As at 1 January, 2021	$6,193,507	$6,535,305
Additions	—	—
Forex translation difference	(495,912)	(341,798)
As at 31 December, 2021	$5,697,995	$6,193,507

Amortization
As at 1 January, 2021	$3,138,446	$2,004,585
Charge for the year	1,187,042	1,241,356
Forex translation difference	(298,817)	(107,495)
As at 31 December, 2021	4,026,671	3,138,446
Carrying Amount	$1,670,924	$3,055,061

Work-in-Progress — The details below relate to Work-in -Progress for Tingo Mobile as consolidated into the Company for the year ended December 31, 2021 and 2020. Consists of investment in ‘Cell On-Wheel’. This is a rollout of broadband fiber and mobile network enhancement across rural Nigeria. The project is now complete and the cost has been capitalized as a fixed asset under ‘Site Installations’ above.
	December 31, 2021	December 31, 2020
January 1, 2021	$207,968,849	$8,694,244
Additions	—	200,157,284
Transfer to Capitalization – Site Installations	(191,316,838)	—
Forex translation difference	(16,652,011)	(882,679)
Closing balance – December 31, 2021	$—	$207,968,849

(10)  Liquidity and Financing Arrangements

Liquidity — There are several factors that may materially affect our liquidity during the reasonably foreseeable future including, for example, currency volatility, foreign exchange controls and other items that affect cash flows to our parent company. In view of the foregoing, we believe that our operating cash flow and cash on hand will be sufficient to meet operating requirements from the date of this filing through the next twelve months.

Cash and Cash Equivalents — As of December 31, 2021, we had cash and cash equivalents of $128.4 million on a consolidated basis. As of December 31, 2020, we had cash and cash equivalents of $28.2 million.Our cash and cash equivalents mainly consist of funds held with our bank in Nigeria. We seek to optimize value by managing and placing excess liquidity on fixed deposits to earn income from such excess cashflows.

Short-term Loans — The Company had no short -term loans outstanding as at December 31, 2021 or 2020.

(11)  Current and Non-Current Liabilities

Accounts Payable and Accruals
	December 31, 2021	December 31, 2020
Trade payable	$754,709,170	$—
Audit fee payable	—	40,915
Other Payables	126,994	—
	$754,836,164	$40,915

TINGO, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2021 AND 2020

(11)  Current and Non-Current Liabilities (cont.)

Trade Payables — This represents the balance due to our smartphone manufacturer at December 31, 2021. There were no trade payables as at December 31, 2020, inasmuch as our new phone contracts only commenced again in May 2021. We have preferred credit terms with our supplier of smartphones and pay for devices supplied over a two-year period. We minimize our currency risk and settle such supplies in Nigerian Naira to match the basis for our leasing revenues which are also denominated in Naira.

Deferred Income — The balance represents to gross income due over the term of the 3-year phone leasing cycle. Monthly releases to revenue will be conducted in line with the Company’s revenue recognition policy and are expected to reduce to $0 by April 2024 and August 2024 accordingly. There was no deferred income as at December 31, 2020, as the last leasing contracts expired at the end of their full 3-year term in May 2020. The table below provides the aging of the balances between current and non-current liabilities as follows:
	December 31,
	2021	2020
Due within one year	$492,269,333	$—
Over one year
One to two years	492,269,333	—
Over two years	198,653,466	—
Total Deferred income	$1,183,192,133	$—

Deferred income – current portion	492,269,333	—
Deferred income – non-current portion	690,922,799	—
Total Deferred income	$1,183,192,133	$—

VAT — This represents the current and future VAT liability at rate of 7.5% relating to the mobile phone leasing contracts included under Accounts Receivable and Deferred Income. The table below shows the aging of when such liabilities will become due and payable:
	December 31,
	2021	2020
Due within one year	$38,190,992	$20,493,802
Over one year
One to two years	38,190,992	—
Over two years	15,411,833	—
Total Value added tax	$91,793,818	$20,493,802
Value added tax – current portion	38,190,992	20,493,802
Value added tax – non-current portion	53,602,826	—
Total Value added tax	$91,793,818	$20,493,802

(12)  Taxation and Deferred Tax

The provision for income tax consists of the following components at December 31, 2021 and 2020:
	December 31,
	2021	2020
Income tax	$104,802,090	$68,739,650
Current Tax	$104,802,090	$68,739,650

TINGO, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2021 AND 2020

(12)  Taxation and Deferred Tax (cont.)

The significant components of our tax liabilities as of December 31, 2021 and 2020, are summarized below:
	December 31,
	2021	2020
Current Tax Liabilities
Beginning of period	$67,601,594	$35,992,292
Charge for the period	104,802,090	68,739,650
	172,403,684	104,731,942
Paid during the period	(62,946,048)	(34,182,976)
Forex translation difference	(8,851,284)	(2,947,372)
Total Current Tax Liabilites	$100,606,352	$67,601,594

The significant components of our deferred tax liabilities as of December 31, 2021, 2020, and 2019 are summarized below:
	December 31,
	2021	2020
Deferred Tax
Beginning of period	$2,360,004	$1,444,469
Change for the period	—	993,204
Forex translation difference	(188,965)	(77,669)
Total Deferred Tax Liabilities	$2,171,039	$2,360,004

(13)  Subsequent Events

Management performed an evaluation of the Company’s activity through the date the financial statements were issued, noting there were no subsequent events.

TINGO, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(Unaudited)

	March 31, 2022	December 31, 2021
Assets
Current Assets
Cash and Cash Equivalents	$25,346,663	$128,367,605
Accounts and Other Receivables	1,134,689,160	1,400,917,140
Inventory	103,218	123,823
Prepayments – current portion	403,801,148	409,434,667
Total Current Assets	1,563,940,189	1,938,849,235

Non-Current Assets
Prepayments – non-current portion	473,679,483	575,464,002
Property, plant and equipment, net	217,099,642	223,762,115
Intangible Assets	1,376,942	1,670,924
Total non-current assets	692,156,067	800,897,041
Total Assets	$2,256,096,256	$2,739,746,276

Liabilities and Stockholders Equity
Current Liabilities
Accounts Payable and accruals	$270,935,582	$754,836,164
Deferred income – current portion	485,496,071	492,269,333
Value added tax – current portion	37,809,831	38,190,992
Tax Liability	138,456,513	100,606,352
Total current liabilities	932,697,997	1,385,902,842

Non-current liabilities
Deferred income – non-current portion	568,552,116	690,922,799
Value added tax – non-current portion	44,278,133	53,602,826
Deferred Tax	4,326,714	2,171,039
Total non-current liabilities	617,156,963	746,696,664
Total Liabilities	1,549,854,960	2,132,599,506

COMMITMENTS AND CONTINGENCIES

Stockholder’s Equity
Common stock – Class A, par value $.001 per share, 1,250,000,000 shares authorized, 1,215,016,211 and 1,205,016,211 shares issued and outstanding at March 31, 2022 and December 31, 2021, respectively	1,182,511	1,172,511
Common Stock – Class B, par value $.001 per share, 200,000,000 shares authorized, 65,000,000 shares issued and outstanding at March 31, 2022 and December 31, 2021, respectively	65,000	65,000
Additional paid-in-capital	467,070,474	412,080,474
Accumulated Surplus	296,432,544	269,442,456
Translation Reserve	(58,509,233)	(75,613,671)
Total Stockholders Equity	706,241,296	607,146,770
Total Liabilities and Stockholders Equity	$2,256,096,256	$2,739,746,276

The accompanying notes are an integral part of these financial statements.

TINGO, INC.
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(Unaudited)

	For the 3 Months ended March 31, 2022	For the 3 Months ended March 31, 2021
Revenues	$257,057,519	$45,238,125
Cost of Revenues	(103,782,685)	(2,511,941)
Gross Profit	153,274,834	42,726,184

Operating Expense
Payroll and related expenses	24,987,746	690,696
Distribution expenses	221,187	104,573
Professional Fees	55,524,912	315,434
Bank fees and charges	636,047	62,824
Depreciation and amortization	5,494,094	740,616
General and administrative expenses – other	860,331	189,167
Bad Debt Expenses	47,398	—
Total Operating Expenses	87,771,715	2,103,310
Income from Operations	65,503,119	40,622,874

Other Income (Expenses)
Other income	185,798	59,721
Total Other (Income) Expenses	185,798	59,721
Income before tax	65,688,917	40,682,595
Taxation	(38,698,829)	(13,018,431)
Net Income after Tax	26,990,088	27,664,164
Net Loss attributable to non-controlling interests	—	—
Net Income attributable to ordinary stockholders of Tingo, Inc.	$26,990,088	$27,664,164
Net Income	26,990,088	27,664,164

Other Comprehensive Income (Loss)
Translation Adjustment	17,104,438	(10,809,240)
Total Comprehensive Income	$44,094,526	$16,854,924
Income (Loss) per share – Basic and Diluted	$0.04	$0.42
Weighted Average number of common shares outstanding
Basic and diluted	1,214,793,989	40,306,211

The accompanying notes are an integral part of these financial statements.

TINGO, INC.
CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(Unaudited)

	Common Stock – Class A		Common Stock – Class B		Additional Paid In Capital	Accumulated Surplus	Translation Reserve	Total Stockholders’ Equity
	Number of Shares	Amount	Number of Shares	Amount
Balance as of January 1, 2021	928,000,000	$928,000	65,000,000	$65,000	$508,549	$458,538,770	$(32,283,238)	$427,757,081
Net income for the quarter ended March 31, 2021	—	—	—	—	—	27,664,164	—	27,664,164
Foreign Currency Translation Adjustment	—	—	—	—	—	—	(10,809,240)	(10,809,240)
Balances as of March 31, 2021	928,000,000	$928,000	65,000,000	$65,000	$508,549	$486,202,934	$(43,092,478)	$444,612,005
	Common Stock – Class A		CommonStock – Class B		Additional Paid In Capital	Accumulated Surplus	Translation Reserve	Total Stockholders’ Equity
	Number of Shares	Amount	Number of Shares	Amount
Balances as of January 1, 2022	1,205,016,211	$1,172,511	65,000,000	$65,000	$412,080,474	$269,442,456	$(75,613,671)	$607,146,770
Shares issued for services provided – outside parties	10,000,000	10,000	—	—	54,990,000	—	—	55,000,000
Net Income for the quarter ended March 31, 2022	—	—	—	—	—	26,990,088	—	26,990,088
Foreign Currency Translation Adjustment	—	—	—	—	—	—	17,104,438	17,104,438
Balances as of March 31, 2022	1,215,016,211	$1,182,511	65,000,000	$65,000	$467,070,474	$296,432,544	$(58,509,233)	$706,241,296

The accompanying notes are an integral part of these financial statements.

TINGO, INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

	For the Three months ended
	March 31, 2022	March 31, 2021
Cash Flows from operating activities
Net Income	$26,990,088	$27,664,164
Adjustments to reconcile net income to cash used in operating activites
Depreciation and amortization	5,458,094	760,566
Stock issued to outside parties	55,000,000	—
Bad debt expense	47,398	—
Increase/Decrease related to
Inventories	26,605	(34)
Trade and other receivables	266,180,582	5,127,574
Prepayments	107,418,038	—
Trade and other payables	(483,900,582)	(40,915)
Deferred income	(129,143,946)	—
Value added tax	(9,705,854)	(20,493,802)
Taxes payable	40,005,836	13,454,347
Net Cash provided by (used in) operating activites	(121,587,741)	26,471,900
Translation Adjustment	18,556,799	216,035
Net change in cash and cash equivalents	(103,020,942)	26,687,935
Cash and cash equivalents, beginning of the year	128,367,605	28,202,869
Cash and cash equivalents, end of the period	$25,346,663	$54,890,804

Supplemental Cash flow information
Cash paid for period for:
Interest	$—	$—

Non-cash disclosures
Stock vesting for officers and directors	$23,413,332	$—
Stock issued to outside parties	$55,000,000	$—

The accompanying notes are an integral part of these financial statements.

TINGO, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2022
(Unaudited)

(1)    Description of Business and Basis of Presentation

Description of Business — Tingo, Inc. (“we,” “us,” “our,” “Tingo” and the “Company”), a Nevada corporation, was formed on February 17, 2015. Our shares trade on the OTC Markets trading platform under the symbol ‘TMNA’. We acquired our wholly-owned subsidiary, Tingo Mobile, PLC, a Nigerian public limited company (“Tingo Mobile”), in a share exchange with its sole shareholder effective August 15, 2021. The Company, including its subsidiary Tingo Mobile, is an Agri-Fintech company offering a comprehensive platform service through use of smartphones–‘device as a service’ (using GSM technology) to empower a marketplace to enable subscribers/farmers within and outside of the agricultural sector to manage their commercial activities of growing and selling their production to market participants both domestically and internationally. The ecosystem provides a ‘one stop shop’ solution to enable such subscribers to manage everything from airtime top ups, bill pay services for utilities and other service providers, access to insurance services and micro finance to support their value chain from ‘seed to sale’.

As of March 31, 2022, Tingo had approximately 9.3 million subscribers using its mobile phones and Nwassa payment platform (www.nwassa.com). Nwassa is Africa’s leading digital agriculture ecosystem that empowers rural farmers and agri-businesses by using proprietary technology to enable access to market. Nwassa’s payment gateway also has an escrow structure that creates trust between buyers and sellers. Our system provides real-time pricing, straight from the farms, eliminating middlemen. Our users’ customers pay for produce bought using available pricing on our platform. Our platform is paperless, verified and matched against a smart contract. Data is efficiently stored on the blockchain.

Our platform has created an escrow solution that secures the buyer, funds are not released to our members until fulfilment. The platform also facilitates trade financing, ensuring that banks and other lenders compete to provide credit to our members.

Tingo aims to be Africa’s leading Agri-Fintech player that transforms rural farming communities by enabling growers to connect through our proprietary platform to meet their complete needs from inputs, agronomy, off take and marketplace which delivers sustainable income in an impactful way. Additional information about the Company can be obtained from our website at www.tingoinc.com. Our website, however, does not constitute a part of this Quarterly Report.

Basis of Presentation — The accompanying audited condensed consolidated financial statements have been prepared in accordance with the instructions to Form 10-Q and Articles 3 and 3A of Regulation S-X. All normal recurring adjustments considered necessary for a fair presentation have been included. The financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“US GAAP”)

Our results of operations for the quarter ended March 31, 2022 are not necessarily indicative of results that ultimately may be achieved for the remainder of 2022.

The Impact of COVID-19 — In response to the COVID-19 pandemic, there have been a broad number of governmental and commercial actions taken to limit the spread of the virus, including social distancing measures, stay-at-home orders, travel restrictions, business shutdowns and slowdowns. The COVID-19 pandemic continues to be dynamic, and near-term challenges across the economy remain. Although vaccines are now being distributed and administered across many parts of the world, new variants of the virus have emerged and may continue to emerge that have shown to be more contagious. We continue to adhere to applicable governmental and commercial restrictions and to work to mitigate the impact of COVID-19 on our employees, customers, communities, liquidity and financial position.

(2)    Change in Accounting Treatment

As disclosed in the Company’s Current Report on Form 8-K filed on June 15, 2022, in preparation for the planned merger of the Company with a wholly owned subsidiary of Nasdaq-listed MICT, Inc., the Company reviewed and considered its accounting treatment of its Acquisition of Tingo Mobile on August 15, 2021. Based on this review, the Company elected to modify its accounting treatment of the Acquisition as a reverse acquisition of the Company by Tingo Mobile instead of as a forward acquisition of Tingo Mobile by the Company as had been previously presented.

TINGO, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2022
(Unaudited)

(2)    Change in Accounting Treatment (cont.)

Accordingly, the financial statements included herein have been prepared in accordance with reverse acquisition accounting rules, and now include the consolidated operating results of Tingo Mobile for the full periods presented, rather than using forward acquisition accounting as had been presented previously, which included the results of Tingo Mobile only from the date of the Acquisition.

As part of the adjustment, the Company recorded the following corrections to the prior accounting treatment on the balance sheet:
Goodwill	$(3,694,107,417)
Capitalized Acquisition Costs	$(111,360,000)
Additional Paid in Capital	$4,170,398,451
Accumulated Surplus	$(397,390,240)

(3)    Significant Accounting Policies

Reverse Acquisition Accounting — We have adopted reverse acquisition accounting methods in connection with the Company’s Acquisition of Tingo Mobile. Accordingly, the consolidated financial statements reflect the results of Tingo Mobile for the periods indicated in this Report.

Earnings Per Share — Basic and diluted per share calculations are computed utilizing the weighted-average number of shares of common stock outstanding for the period. Pursuant to our 2021 Equity Incentive Plan adopted in 2021, in accordance with ASC 260, Earnings Per Share, the unvested shares of restricted stock awarded in the first quarter of 2022 pursuant to our equity compensation plans are participating securities and, therefore, are included in the basic earnings per share calculation.

Classes of Common Stock — The Company has two classes of common stock. Each share of Class A common stock is entitled to one (1) vote, and is entitled to receive dividends when and if declared by the board of directors out of assets legally available therefor. Each share of Class B common stock is entitled to ten (10) votes, but carries no dividend, distribution, liquidation, conversion, or economic rights of any kind.

Distributable Earnings — The components that make up distributable earnings (accumulated undistributed surplus) on the Consolidated Balance Sheet as of March 31, 2022 and December 31, 2021 are as follows:
	March 31, 2022	December 31, 2021
Net Profit (Loss) for period	$26,990,088	$(186,698,484)
Accumulated surplus	269,442,456	456,140,940
Accumulated Surplus	$296,432,544	$269,442,456

Impairment of Long-Lived Assets — In accordance with authoritative guidance on accounting for the impairment or disposal of long-lived assets, as set forth in Topic 360 of the ASC, the Company assesses the recoverability of the carrying value of its long-lived assets when events occur that indicate an impairment in value may exist. An impairment loss is indicated if the sum of the expected undiscounted future net cash flows is less than the carrying amount of the assets. If this occurs, an impairment loss is recognized for the amount by which the carrying amount of the assets exceeds the estimated fair value of the assets.

Income Taxes — The Company uses the liability method of accounting for income taxes under which deferred tax assets and liabilities are recognized for the future tax consequences of temporary differences between the accounting bases and the tax bases of the Company’s assets and liabilities. The deferred tax assets are computed using enacted tax rates in effect for the year in which the temporary differences are expected to reverse.

TINGO, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2022
(Unaudited)

(3)    Significant Accounting Policies (cont.)

The Company has adopted ASC guidance regarding accounting for uncertainty in income taxes. This guidance clarifies the accounting for income taxes by prescribing the minimum recognition threshold an income tax position is required to meet before being recognized in the consolidated financial statements and applies to all income tax positions. Each income tax position is assessed using a two-step process. A determination is first made as to whether it is more likely than not that the income tax position will be sustained, based upon technical merits, upon examination by the taxing authorities. If the income tax position is expected to meet the more likely than not criteria, the benefit recorded in the consolidated financial statements equals the largest amount that is greater than 50% likely to be realized upon its ultimate settlement. At March 31, 2022 and December 31, 2021, there were no uncertain tax positions that required accrual.

In connection with our 2021 Equity Incentive Plan (“Incentive Plan”), for the quarter and year ended March 31, 2022 and December 31, 2021, respectively, the Company issued shares of Class A common stock valued at $55.0 million and $297.0 million, respectively, in exchange for services provided by employees, directors, officers and third-party consultants. In addition, certain portions of awards granted under the Incentive Plan in 2021 became vested during the three months ended March 31, 2022, resulting in an additional expense of $23.4 million for the quarter.

The reconciliation of income tax benefit at the U.S. statutory rate of 25.0% for quarter and year ended March 31, 2022 and December 31, 2021, respectively, to the Company’s effective tax rate is as follows:
($ in Thousands)	March 31, 2022	Percent	December 31, 2021	Percent
Federal statutory rates	$(13,750,000)	25.0%	$(101,125,250)	25.0%
State income taxes	—	—	—	—
Permanent differences	—	—	—	—
Valuation allowance against net deferred tax assets	13,750,000	(25.0)%	102,125,250	(25.0)%
Effecitve rate	$—	0.00%	$—	0.00%

The tax effects of temporary differences that give rise to the Company’s net deferred tax assets for the quarter and year ended March 31, 2022 and December 31, 2021, respectively, are as follows:
	March 31, 2022	December 31, 2021
Beginning of period	$—	$—
Net Operating Loss	115,875,250	102,125,250
Valuation Allowance	(115,875,250)	(102,125,250)
Net Deferred Tax Assets	$—	$—

Regarding executive compensation in shares of the Company’s Class A common stock, certain of the amounts classified as compensation expense and any income tax benefit related thereto may be disallowed as excess compensation pursuant to Section 162(m) of the Internal Revenue Code.

Subject to any such disallowances pursuant to Code Section 162(m), as of March 31, 2022, the Company has approximately $463.5 million of net operating losses carried forward to offset taxable income, if any, in future years which expire commencing in fiscal year 2037. In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based on this assessment, management has established a full valuation allowance against all of the deferred tax asset relating to NOL’s because it is more likely than not that all of the deferred tax asset will not be realized as the parent company is not presently income producing.

TINGO, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2022
(Unaudited)

(3)    Significant Accounting Policies (cont.)

Inventory — The Company holds certain stocks of spare parts to support the maintenance of new phones. These are recorded at cost. The company does not hold significant stock of new phones in the event of damage or replacement. Inventory is measured on the first-in, first-out method.

Prepayments — The company reflects the full cost of the mobile phones purchased as a prepaid cost at the outset. The leasing of mobile phones runs over a three-year term and a monthly release to cost of sales is conducted to match the income recognition of the monthly revenue from mobile phone leasing on a matching principle.

Deferred Income — The Company reflects the full value of the three-year revenues due in accordance with the mobile leasing contract. On a straight-line basis, a monthly release is made to profit and loss to reflect revenue from mobile leasing over the 36-month term.

Leased Assets — The Company makes the use of leasing arrangements principally for the provision of the offices and related facilities. The rental contracts for offices are typically negotiated for terms of between 1 and 10 years and some of these have extension terms. Lease terms for office fixtures and equipment have lease terms of between 1 year and 10 years without any extension terms. The company does not enter into sale and leaseback arrangements. All the leases are negotiated on an individual basis and contain a wide variety of different terms and conditions such as purchase options and escalation clauses. The Company assesses whether a contract is or contains a lease at inception of the contract. A lease conveys the right to direct the use and obtain substantially all of the economic benefits of an identified asset for a period of time in exchange for consideration.

Measurement and Recognition of Leases as a Lessee — At lease commencement date, the Company recognizes a right-of-use asset and a lease liability on the balance sheet. The right-of-use asset is measured at cost, which is made up of the initial measurement of the lease liability, any initial direct costs incurred by the company, an estimate of any costs to dismantle and remove the asset at the end of the lease, and any lease payments made in advance of the lease commencement date (net of any incentives received). The company depreciates the right-of-use assets on a straight-line basis from the lease commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term. The Company also assesses the right-of-use asset for impairment when such indicators exist.

At the commencement date, the Company measures the lease liability at the present value of the lease payments unpaid at that date, discounted using the interest rate implicit in the lease if that rate is readily available or the incremental borrowing rate. The incremental borrowing rate is the estimated rate that the Company would have to pay to borrow the same amount over a similar term, and with similar security to obtain an asset of equivalent value. This rate is adjusted should the lessee entity have a different risk profile to that of the company.

Lease payments included in the measurement of the lease liability are made up of fixed payments (including in substance fixed), variable payments based on an index or rate, amounts expected to be payable under a residual value guarantee and payments arising from options reasonably certain to be exercised.

Subsequent to initial measurement, the liability will be reduced by lease payments that are allocated between repayments of principal and finance costs. The finance cost is the amount that produces a constant periodic rate of interest on the remaining balance of the lease liability.

The lease liability is reassessed when there is a change in the lease payments. Changes in lease payments arising from a change in the lease term or a change in the assessment of an option to purchase a leased asset. The revised lease payments are discounted using the incremental borrowing rate at the date of reassessment when the rate implicit in the lease cannot be readily determined. The amount of the remeasurement of the lease liability is reflected as an adjustment to the carrying amount of the right-of-use asset. The exception being when the carrying amount of the right-of-use asset has been reduced to zero then any excess is recognized in profit or loss.

TINGO, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2022
(Unaudited)

(3)    Significant Accounting Policies (cont.)

Payments under leases can also change when there is either a change in the amounts expected to be paid under residual value guarantees or when future payments change through an index or a rate used to determine those payments, including changes in market rental rates following a market rent review. The lease liability is remeasured only when the adjustment to lease payments takes effect and the revised contractual payments for the remainder of the lease term are discounted using an unchanged discount rate. Except for where the change in lease payments results from a change in floating interest rates, in which case the discount rate is amended to reflect the change in interest rates.

The remeasurement of the lease liability is dealt with by a reduction in the carrying amount of the right-of use asset to reflect the full or partial termination of the lease for lease modifications that reduce the scope of the lease. Any gain or loss relating to the partial or full termination of the lease is recognized in profit or loss. The right-of-use asset is adjusted for all other lease modifications.

The Company has elected to account for short-term leases and leases of low-value assets using the practical expedients. These leases relate to residential houses for a year. Instead of recognizing a right-of-use asset and lease liability, the payments in relation to these are recognized as an expense in profit or loss on a straight-line basis over the lease term.

Accounting Pronouncements — In August 2020, the FASB issued ASU No. 2020-06, “Debt — Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging-Contracts in Entity’s Own Equity (Subtopic 815-40) — Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity,” which simplifies the accounting for certain financial instruments with characteristics of liabilities and equity, including convertible instruments. The new guidance removes the separation models for convertible debt with a cash conversion feature or a beneficial conversion feature. In addition, the new standard provides guidance on calculating the dilutive impact of convertible debt on earnings per share. The ASU clarifies that the average market price should be used to calculate the diluted earnings per share denominator when the exercise price or the number of shares that may be issued is variable. The ASU is effective for the Company on January 1, 2022, including interim periods, with early adoption permitted. The ASU permits the use of either a full or modified retrospective method of adoption. The Company is still evaluating the impact of the adoption of this ASU on its future financial statements and disclosures.

(4)    Revenue Recognition

Policy

Revenue is recognized when a customer obtains control of promised goods or services and is recognized in an amount that reflects the consideration that an entity expects to receive in exchange for those goods or services. In addition, the standard requires disclosure of the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. The amount of revenue that is recorded reflects the consideration that the Company expects to receive in exchange for those goods. The Company applies the following five-step model in order to determine this amount:

1.      Identification of the promised goods in the contract;

2.      Determination of whether the promised goods are performance obligations, including whether they are distinct in the context of the contract;

3.      Measurement of the transaction price, including the constraint on variable consideration;

4.      Allocation of the transaction price to the performance obligations; and

5.      Recognition of revenue when (or as) the Company satisfies each performance obligation.

TINGO, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2022
(Unaudited)

(4)    Revenue Recognition (cont.)

The Company only applies the five-step model to contracts when it is probable that the entity will collect the consideration it is entitled to in exchange for the goods or services it transfers to the customer. Once a contract is determined to be within the scope of ASC 606 at contract inception, the Company reviews the contract to determine which performance obligations the Company must deliver and which of these performance obligations are distinct. The Company recognizes as revenues the amount of the transaction price that is allocated to the respective performance obligation when the performance obligation is satisfied or as it is satisfied. Generally, the Company’s performance obligations are transferred to customers at a point in time, typically upon delivery.

Revenue comprises of the fair value for smart phone devices, services and financial technology solutions.We offer service-only contracts and contracts that bundle equipment used to access the services and/or with other service offerings. Some contracts have fixed terms and others are cancellable on a short-term basis (i.e., month-to-month arrangements).

Sources

The Company has the following revenue sources:

•        Mobile Leasing — customers enter a three-year contract for a fixed monthly rental. The customers are committed for the full term. Our accounting policy is to debit Accounts Receivable for the full value of the contract and a matched Deferred Income credit under Liabilities for the same value. We recognize such release to revenue on a monthly basis.

•        Call and Data Services — our customers use call and data services at normalized rates which, given the increasing proliferation of wifi connections, even in rural locations, have steadily declined over time.

•        Nwassa services — this is our Agri-Fintech platform powered by the smartphones leased on a three-year term above, known as ‘device as a service’. Revenue is recognized based on fixed percentage of the value of the transaction on the following basis when transactions are executed as follows:

•        Agri-Marketplace — percentage of the value of produce trade on Nwassa

•        Mobile airtime top up — fixed percentage of value of top-up

•        Utilities — fixed percentage of value of transaction

•        Mobile Insurance — fixed fee recognized monthly based on contract

•        Financial Services (Loans and related services) — fixed referral fee as completed

(5)    Foreign Currency Translation

Functional and presentation currency — The consolidated financial statements are presented in U.S. dollars, which is the presentation currency, the functional currency is Nigeria Naira.

The exchange rate used for conversion is:
	March 31, 2022	December 31, 2021
Balance Sheet:
Nigerian Naira	415.72	412.99
Profit and Loss :
Nigerian Naira	414.355	396.46

TINGO, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2022
(Unaudited)

(5)    Foreign Currency Translation (cont.)

Foreign currency transactions — Foreign currency transactions are translated into the functional currencies of the Company’s subsidiaries using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at period-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated income statements. Non-monetary items carried at cost are translated using the exchange rate at the date of the transaction. Non-monetary items carried at fair value are translated at the date the fair value is determined. For Nigeria, due to the volatile nature of the exchange rate, we have applied the prudent approach to convert both the Profit and Loss and Balance Sheet at the same rate to indicate a fairer reflection of the state of affairs.

(6)    Inventory

Inventory on hand consisted of the following:
	March 31, 2022	December 31, 2021
Spare parts	$103,218	$123,823
Total Inventory	$103,218	$123,823

(7)    Accounts and Other Receivables
	March 31, 2022	December 31, 2021
Trade and other receivable gross	$1,134,738,254	$1,400,958,916
Allowance for expected credit loss	(49,094)	(42,065)
	1,134,689,160	1,400,916,851
Directors current account	—	289
	$1,134,689,160	$1,400,917,140

Accounts Receivable — This amount consists almost exclusively of trade receivables relating to our 3-year smartphone leasing contract which our customers entered during 2021. The release and delivery of new phones in accordance with the new phone contracts took place in May 2021 and August 2021, respectively. The balances reflect the remaining balance outstanding as at March 31, 2022 and December 31, 2021. The previous lease contracts expired in May 2020. The delay in renewal of new contracts was due to impact of Covid 19 and delays in recommencement of our supply chains as a consequence. The new phone leasing contracts will expire in April 2024 and July 2024 respectively. The company had approximately 9.3 million subscribers for this service as of March 31, 2022 and December 31, 2021. The Company has successfully renewed its previous contract that expired in May 2020 without any attrition in the number of subscribers. We view this as significant, given the gap of a year due to the Covid-19 pandemic that affected our supply chain in 2020 and the early part of 2021. We believe it is a clear demonstration of our ability to maintain subscriber loyalty and reflection of affordability at the price point we offer our subscribers over the three-year leasing period. Management reviews accounts receivable periodically to determine if any receivables will potentially be uncollectible. Management’s evaluation includes several factors including the aging of the accounts receivable balances, a review of significant past due accounts, economic conditions, and our historical write-off experience, net of recoveries. The Company includes any accounts receivable balances that are determined to be uncollectible, along with a general reserve, in its allowance for doubtful accounts. After all attempts to collect a receivable have failed, the receivable is written off against the allowance. We recognized bad debt expense of $47,398 during the quarter ended March 31, 2022 and $99,247 relating to our receivables in 2021. The allowance for credit loss for the quarter ended March 31, 2022 was $49,094 and was $42,065 for the year ended December 31, 2021.

TINGO, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2022
(Unaudited)

(7)    Accounts and Other Receivables (cont.)

We offer our customers the option to purchase certain wireless devices in installments over a specified period of time and, in many cases, once certain conditions are met, they may be eligible to trade in the original equipment for a new device and have the remaining unpaid balance paid or settled. As of December 31, 2021, all receivables on this arrangement have been collected and the balance has been written off, and no new receivables have been incurred during the quarter ended March 31, 2022.

We have a strong history of mobile leasing to our subscriber base in partnership with our farmers’ cooperatives. Unlike a typical mobile leasing business, we analyze credit risk on these cooperatives and not directly with our 9.3m subscribers. We have history of leasing to the same number of subscribers since 2017, and have a strong collection record where the cooperatives settle the monthly leasing receivables in bulk. The cooperatives manage the interaction and collection from their members and, therefore, we do not undertake direct credit risk with our subscribers. This ‘business to business’ credit model has assured minimal bad debts and late payments, as well as reduced administrative effort needed to collect monthly receivables due over the 36-month contract.

Prepayments — This represents the total cost of sales for the mobile devices purchased that are contracted out on three year leasing agreements. The company policy is to amortize the cost to profit and loss on a monthly basis to match the recognition of the monthly leasing revenue that the Company will recognize over the three-year contract term. The aging of the prepayments balance is as follows:
	March 31, 2022	December 31, 2021
Due within one year	$403,801,148	$409,434,667
Over one year:
One to two years	403,801,148	409,434,667
Over two years	69,878,335	166,029,336
Total Prepayments	$877,480,631	$984,898,669

Prepayments – current portion	$403,801,148	409,434,667
Prepayments – non-current portion	473,679,483	575,464,002
Total Prepayments	$877,480,631	$984,898,669

(8)    Property, Plant & Equipment
	LAND $	BUILDING $	MOTOR VEHICLES $	FURNITURE & FITTINGS $	OFFICE EQUIPMENT $	PLANT & MACHINERY $	SITE INSTALLATIONS $	Total $
COST
December 31, 2021	8,794,695	31,774,624	207,709	60,009	66,142	10,112,085	191,316,838	242,332,102
ADDITIONS	—	—	—	—	—	—	—	—
Forex translation difference	(57,754)	(208,661)	(1,363)	(394)	(434)	(66,405)	(1,274,362)	(1,609,373)
March 31, 2022	8,736,941	31,565,963	206,346	59,615	65,708	10,045,680	190,060,476	240,722,729

DEPRECIATION
December 31, 2021	—	8,246,459	126,507	41,444	62,662	10,092,916	—	18,587,988
CHARGED FOR THE YEAR	—	395,874	6,698	1,609	567	2,240	4,767,165	5,174,153
Forex translation difference	—	(37,571)	(853)	(278)	(414)	(66,287)	(15,651)	(121,054)
March 31, 2022	—	8,604,762	132,352	42,775	62,815	10,028,869	4,751,514	23,641,087

NET BOOK VALUE
December 31, 2021	8,794,695	23,528,165	81,202	18,565	3,480	19,169	191,316,838	223,762,115
March 31, 2022	8,736,941	22,961,201	73,994	16,840	2,893	16,811	185,308,962	217,099,642

TINGO, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2022
(Unaudited)

(8)    Property, Plant & Equipment (cont.)

The fixed assets table above refers to the Tingo Mobile business as consolidated into Tingo Inc. for the quarter and year ended March 31, 2022 and December 31, 2021, respectively.

Property, plant and equipment are carried at historical value and depreciated over their useful life. All property and equipment with a cost of $5,000 or greater are capitalized. Major betterments that extend the useful lives of assets are also capitalized. Normal maintenance and repairs are charged to expense as incurred. When assets are sold or otherwise disposed of, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in operations.

Plant and equipment consist of prototypes, software, furniture and equipment, which are depreciated on a straight-line basis over their expected useful lives.
Estimated useful lives (years)
Buildings	20
Motor Vehicles	5
Furniture & Fittings	5
Office Equipment	5
Plant & Machinery	4
Site Installations	20

Site Installations relates to the capitalization of the Company’s investment in rural fibre network and equipment. Previously, it was classified as Work in Progress and the works were completed as as 31 December 2021. Depreciation on these assets commenced from 1 January 2022.

The Total depreciation charge for the quarter ended March 31, 2022 and March 31, 2021 was $5,174,153 and $450,719, respectively.

(9)    Intangible Assets and Work-in- Progress

Intangible Assets — The details below relate to Intangible Assets for Tingo Mobile as consolidated into the Company for the three months ended March 31, 2022. This represents cost incurred on software development of our mobile operating system and secure browser. This is Tingo’s proprietary operating system and mobile/web browser. The system and its technology platform is designed to help our customers securely execute financial transactions. This cost is amortized over 5 (Five) years, because on or before then we are expected to have significantly upgraded the software. For the three months ended March 31, 2022, the Company incurred capitalized costs of $ 0 and charged $283,941 in amortization costs for this period.
Cost
As of January 1, 2022	$6,193,507
Additions	—
Forex translation difference	(904,770)
As of March 31, 2022	5,288,737

Amortization
As of January 1, 2022	4,026,671
Charge for the period	283,941
Forex translation difference	(398,817)
As of March 31, 2022	3,911,795
Carrying Amount	$1,376,942

TINGO, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2022
(Unaudited)

(10)  Liquidity and Financing Arrangements

Liquidity — There are several factors that may materially affect our liquidity during the reasonably foreseeable future including, for example, currency volatility, foreign exchange controls and other items that affect cash flows to our parent company. In view of the foregoing, we believe that our operating cash flow and cash on hand will be sufficient to meet operating requirements from the date of this filing through the next twelve months.

Cash and Cash Equivalents — As of March 31, 2022, we had cash and cash equivalents of $25.3 million on a consolidated basis. As of December 31, 2021, we had cash and cash equivalents of $128.4 million on a consolidated basis. The cash and cash equivalent mainly consists of funds held with the company’s bank in Nigeria. The company ensures we optimize value by managing and placing excess liquidity on fixed deposits to earn income from such excess cashflows. Reduction is cash and cash equivalent is mainly due to a significant repayment of accounts payables to our core suppliers of mobile phones.

(11)  Current and Non-Current Liabilities

Accounts Payable and Accruals
	March 31, 2022	December 31, 2021
Trade Payables	$271,065,477	$754,709,170
Other Payables	(129,895)	126,994
	$270,935,582	$754,836,164

Trade Payables — This represents the balance due to our Smartphone suppliers at March 31, 2022 and December 31, 2021.

Deferred Income — The balance represents to gross income due over the term of the 3-year phone leasing cycle. Monthly releases to revenue will be conducted in line with the Company’s revenue recognition policy and will reduce to $0 by April 2024 and July 2024 accordingly. The table below provides the aging of the balances between current and non-current liabilities as follows:
	March 31, 2022	December 31, 2021
Due within one year	$485,496,071	$492,269,333
Over one year
One to two years	485,496,071	492,269,333
Over two years	83,056,045	198,653,466
Total Deferred income	1,054,048,187	1,183,192,132

Deferred income – current portion	485,496,071	492,269,333
Deferred income – non-current portion	568,552,116	690,922,799
Total Deferred income	$1,054,048,187	$1,183,192,132

TINGO, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2022
(Unaudited)

(11)  Current and Non-Current Liabilities (cont.)

VAT — This represents the current and future VAT liability at rate of 7.5% relating to the mobile phone leasing contracts included under Accounts Receivable and Deferred Income. The table below shows the aging of when such liabilities will become due and payable:
	March 31, 2022	December 31, 2021
Due within one year	$37,809,831	$38,190,992
Over one year
One to two years	37,809,831	38,190,992
Over two years	6,468,302	15,411,833
Total Value added tax	82,087,964	91,793,817

Value added tax – current portion	37,809,831	38,190,992
Value added tax – non-current portion	44,278,133	53,602,825
Total Value added tax	$82,087,964	$91,793,817

(12)  Taxation and Deferred Tax

The provision for income tax consists of the following components for the three months ended March 31, 2022 and 2021:
	March 31, 2022	March 31, 2021
Income tax	$36,551,539	$12,182,861
Deferred tax	2,147,290	—
Education tax	—	835,570
Current Tax	$38,698,829	$13,018,431

The significant components of the tax liabilities as of March 31, 2022 and December 2021 are summarized below:
Current Tax Liabilities	March 31, 2022	December 31, 2021
Beginning of period	$100,606,352	$110,544,689
Charge for the period	38,698,829	104,802,090
	139,305,181	215,346,779
Paid during the period	—	(105,889,143)
Forex translation difference	(848,668)	(8,851,284)
Total Current Tax Liabilites	$138,456,513	$100,606,352

The significant components of the deferred tax liabilities as of March 31, 2022 and December 31, 2021 are summarized below:
Deferred Tax	March 31, 2022	December 31, 2021
Beginning of period	$2,171,039	$2,360,004
Change for the period	2,147,290	—
Forex translation difference	8,385	(188,965)
Total Deferred Tax Liabilities	$4,326,714	$2,171,039

TINGO, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2022
(Unaudited)

(13)  Subsequent Events

Management performed an evaluation of the Company’s activity through the date the financial statements were issued, noting the following subsequent event:

On June 15, 2022, the Company entered into an Amended and Restated Agreement and Plan of Merger (“Merger Agreement”) among MICT, Inc. (“MICT”), MICT Merger Sub, Inc. (“Merger Sub”), and the Company, whereby Merger Sub would be merged with and into the Company, and the Company would therefore become a wholly-owned subsidiary of MICT. The shares of MICT are traded on the Nasdaq Capital Market under the symbol ‘MICT’. A summary of the Merger Agreement and the actions taken by the Company and MICT in connection therewith are included in the Company’s Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission on June 15, 2022.

TINGO, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(Unaudited)

	September 30, 2021 (Unaudited)	December 31, 2020
Assets
Current Assets
Cash and Cash Equivalents	$25,365,654	$28,202,869
Accounts and Other Receivables	1,414,436,631	241,953,782
Inventory	225,000	30,941
Prepayments – current portion	409,434,667	—
Total Current Assets	1,849,461,952	270,187,142

Non-Current Assets
Prepayments – non-current portion	685,005,221	—
Property, plant and equipment, net	33,078,030	37,042,344
Work-in-Progress	192,712,052	207,968,849
Intangible Assets	1,970,067	3,055,061
Total non-current assets	912,765,370	248,066,254
Total Assets	$2,762,227,322	$518,253,396

Liabilities and Stockholders Equity
Current Liabilities
Accounts Payable and accruals	$714,172,570	$20,534,718
Deferred income – current portion	492,269,333	—
Value added tax – current portion	38,072,052	—
Tax Liability	120,467,713	67,601,594
Total current liabilities	1,364,981,668	88,136,312

Non-current liabilities
Deferred income – non-current portion	822,618,778	—
Value added tax – non-current portion	63,621,239	—
Deferred Tax	1,268,498	2,360,003
Total non- current liabilities	887,508,515	2,360,003

Total Liabilities	2,252,490,183	90,496,315

COMMITMENTS AND CONTINGENCIES

Stockholder’s Equity
Common stock – Class A, par value $.001 per share, 1,250,000,000 shares authorized, 1,096,146,211 and 928,000,000 shares issued and outstanding at September 30, 2021 and December 31, 2020	1,063,641	928,000
Common Stock – Class B, par value $.001 per share, 200,000,000 shares authorized, 65,000,000 shares issued and outstanding at September 30, 2021 and December 31, 2020	65,000	65,000
Additional paid-in-capital	115,048,344	508,549
Accumulated Surplus	459,872,603	458,538,770
Translation Reserve	(66,312,449)	(32,283,238)
Total Tingo, Inc.’s stockholders’ equity	509,737,139	427,757,081
Non-controlling interests	—	—
Total Stockholders Equity	509,737,139	427,757,081
Total Liabilities and Stockholders Equity	$2,762,227,322	$518,253,396

The accompanying notes are an integral part of these financial statements.

TINGO, INC.
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(Unaudited)

	For the three months ended September 30, 2021	For the three months ended September 30, 2020	For the nine months ended September 30, 2021	For the nine months ended September 30, 2020
Revenues	$176,985,441	$44,982,932	$317,540,202	$574,618,275
Cost of Sales	(92,355,972)	(2,884,465)	(140,495,082)	(380,787,694)
Gross Profit	84,629,469	42,098,467	177,045,120	193,830,581
Operating Expense
Payroll and related expenses	781,710	797,267	2,191,994	2,197,636
Distribution expenses	352,919	95,155	574,531	226,041
Professional fees	111,660,000	314,628	112,260,000	314,628
Bank fees and charges	286,072	384,959	513,342	889,356
Depreciation and amortization	701,160	1,518,654	2,108,884	4,561,058
General and administrative expenses – other	122,774	89,759	150,489	215,080
Bad Debt Expenses	23,012	—	44,365	9,159,736
Total Operating Expenses	113,927,647	3,200,422	117,843,605	17,563,535
Income (Loss) from Operations	(29,298,178)	38,898,045	59,201,515	176,267,046
Other Income (Expenses)
Other income (expenses)	(243,128)	228,380	(2,752)	529,088
Bad debt recoveries	—	3,463,200		3,463,200
Interest expense	—	(171,330)	—	(872,429)
Total Other Income (Expenses)	(243,128)	3,520,250	(2,752)	3,119,859
Income (Loss) before tax	(29,541,306)	42,418,295	59,198,763	179,386,905
Taxation	(15,141,810)	(13,722,861)	(54,548,065)	(61,674,092)
Net Income (Loss)	$(44,683,116)	$28,695,434	$4,650,698	$117,712,813
Net Income (Loss)	$(44,683,116)	$28,695,434	$4,650,698	$117,712,813
Other Comprehensive Income (loss)
Translation Adjustment	(2,555,063)	(6,570,787)	(33,935,739)	(27,367,339)
Total Comprehensive Income (Loss)	$(47,238,179)	$22,124,647	$(29,285,041)	$90,345,474
Net Income (Loss) per share – Basic and Diluted	$(0.04)	$0.02	$(0.03)	$0.09
Weighted Average number of common shares outstanding
Basic and diluted	1,051,384,648	993,000,000	1,014,563,668	993,000,000

The accompanying notes are an integral part of these financial statements.

TINGO, INC.
CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(Unaudited)

	Common Stock – Class A		Common Stock – Class B		Additional Paid In Capital	Accumulated Surplus	Translation Reserve	Total Stockholders’ Equity
	Number of Shares	Amount	Number of Shares	Amount
Balance as of January 1, 2020	928,000,000	$928,000	65,000,000	$65,000	$508,549	$316,568,435	$(16,177,137)	$301,892,847
Net income for the period ended September 30, 2020	—	—	—	—	—	117,712,813	—	117,712,813
Foreign Currency Translation Adjustment	—	—	—	—	—	—	(27,367,339)	(27,367,339)
Balance as of September 30, 2020	928,000,000	928,000	65,000,000	65,000	508,549	434,281,248	(43,544,476)	392,238,321

Balance as of January 1, 2021	928,000,000	928,000	65,000,000	65,000	508,549	458,538,770	(32,283,238)	427,757,081
Net income for the nine months ended September 30, 2021	—	—	—	—	—	4,650,698	—	4,650,698
Issuance of shares for acquisition of IWeb	40,306,211	7,801	—	—	3,207,635	(3,316,865)	(93,472)	(194,901)
Issuance of shares for services provided	27,840,000	27,840	—	—	111,332,160	—	—	111,360,000
Aditional share issuances	100,000,000	100,000	—	—	—	—	—	100,000
Foreign Currency Translation Adjustment	—	—	—	—	—	—	(33,935,739)	(33,935,739)
Balance as of September 30, 2021	1,096,146,211	$1,063,641	65,000,000	$65,000	$115,048,344	$459,872,603	$(66,312,449)	$509,737,139

Balance as of June 30, 2020	928,000,000	$928,000	65,000,000	$65,000	$508,549	$405,585,814	$(36,973,689)	$370,113,674
Net income for the period ended September 30, 2020	—	—	—	—	—	28,695,434	—	28,695,434
Foreign Currency Translation Adjustment	—	—	—	—	—	—	(6,570,787)	(6,570,787)
Balance as of September 30, 2020	928,000,000	928,000	65,000,000	65,000	508,549	434,281,248	(43,544,476)	392,238,321

Balance as of June 30, 2021	928,000,000	928,000	65,000,000	65,000	508,549	507,872,584	(63,663,914)	445,710,219
Net loss for the period ended September 30, 2021	—	—	—	—	—	(44,683,116)	—	(44,683,116)
Issuance of shares for acquisition of IWeb	40,306,211	7,801	—	—	3,207,635	(3,316,865)	(93,472)	(194,901)
Issuance of shares for services provided	27,840,000	27,840	—	—	111,332,160	—	—	111,360,000
Aditional share issuances	100,000,000	100,000	—	—	—	—	—	100,000
Foreign Currency Translation Adjustment	—	—	—	—	—	—	(2,555,063)	(2,555,063)
Balance as of September 30, 2021	1,096,146,211	$1,063,641	65,000,000	$65,000	$115,048,344	$459,872,603	$(66,312,449)	$509,737,139

The accompanying notes are an integral part of these financial statements.

TINGO, INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

	For the nine month ended
	September 30, 2021	September 30, 2020
Cash Flows from operating activities
Net Income	$4,650,698	$117,712,813
Adjustments to reconcile net income to cash used in operating activites
Depreciation and amortization	2,108,884	4,787,116
Bad Debt expense	44,365	9,159,736
Stock issued for services	111,360,000	—
Stock issued for acquisition – other shares	100,000	—
Increase/Decrease related to
Inventories	(194,509)	160,274
Trade and other receivables	(1,172,531,430)	(15,756,720)
Prepayments	(1,094,439,888)	120,370,261
Trade and other payables	2,110,419,531	(180,453,470)
Work in progress	15,256,797	—
Taxes paid	51,774,614	—
Net Cash provided by operating activites	28,353,001	55,980,010
Cash flows from investing activities
Acquisition of property, plant and equipment	(403,947)	(197,547)
Acquisition of IWEB	(194,901)	—
Work in progress additions	—	(169,585,325)
Acquisition of intangibles	(573,915)	—
Net Cash used in investing activities	(1,172,763)	(169,782,872)
Cash flows from financing activities
Net borrowings	—	(6,803,522)
Net Cash used in financing activities	—	(6,803,522)
Translation Adjustment	(30,017,453)	(28,226,329)
Net change in cash and cash equivalents	(2,837,215)	(148,832,713)
Cash and cash equivalents, beginning of period	28,202,869	188,452,412
Cash and cash equivalents, end of period	$25,365,654	$39,619,699
Supplemental Cash flow information
Cash paid for period for:
Interest	$—	$196,883
Non-cash disclosures
Stock issued for acquisiton – other	$100,000	$—
Stock issued for services	$111,360,000	$—

The accompanying notes are an integral part of these financial statements.

TINGO, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2021
(Unaudited)

(1)    Description of Business and Basis of Presentation

Description of Business — Tingo, Inc. (“we,” “us,” “our,” “Tingo” and the “Company”), a Nevada corporation, was formed on February 17, 2015. Our shares trade on the OTC Markets trading platform under the symbol ‘TMNA’. We acquired our wholly-owned subsidiary, Tingo Mobile, PLC, a Nigerian public limited company (“Tingo Mobile”), in a share exchange with its sole shareholder effective August 15, 2021. Prior to the acquisition of Tingo Mobile, the Company was headquartered in Thailand and its principal business consisted of technology consulting. This business was discontinued following the acquisition of Tingo Mobile, and we attributed a $3.2 million in net equity to the Company’s prior business as shown in the Condensed Consolidated Statements of Shareholders’ Equity above.

The Company, including its subsidiary Tingo Mobile, is an Agri-Fintech company offering a comprehensive platform service through use of smartphones–‘device as a service’ (using GSM technology) to empower a marketplace to enable subscribers/farmers within and outside of the agricultural sector to manage their commercial activities of growing and selling their production to market participants both domestically and internationally. The ecosystem provides a ‘one stop shop’ solution to enable such subscribers to manage everything from airtime top ups, bill pay services for utilities and other service providers, access to insurance services and micro finance to support their value chain from ‘seed to sale’.

As of September 30, 2021, Tingo had approximately 9.3 million subscribers using its mobile phones and Nwassa payment platform (www.nwassa.com). Nwassa is Africa’s leading digital agriculture ecosystem that empowers rural farmers and agri-businesses by using proprietary technology to enable access to market. Farm produce can be shipped from farms across Africa to any part of the world, in both retail and wholesale quantities. Nwassa’s payment gateway also has an escrow structure that creates trust between buyers and sellers. Our system provides real-time pricing, straight from the farms, eliminating middlemen. Our users’ customers pay for produce bought using available pricing on our platform. Our platform is paperless, verified and matched against a smart contract. Data is efficiently stored on the blockchain.

Our platform has created an escrow solution that secures the buyer, funds are not released to our members until fulfilment. The platform also facilitates trade financing, ensuring that banks and other lenders compete to provide credit to our members.

Tingo aims to be Africa’s leading Agri-Fintech player that transforms rural farming communities to connect through our proprietary platform to meet their complete needs from inputs, agronomy, off take and marketplace which delivers sustainable income in an impactful way. Additional information about the Company can be obtained from our website at www.tingoinc.com. Our website, however, does not constitute a part of this Quarterly Report.

Basis of Presentation — The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with the instructions to Form 10-Q and Rule 10-01 of Regulation S-X for interim financial information. All normal recurring adjustments considered necessary for a fair presentation have been included. Certain disclosures normally included in annual consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP) have been omitted. The reporting currency of the Company is the U.S. Dollar.

The results of operations for the three and nine months ended September 30, 2021 are not necessarily indicative of results that ultimately may be achieved for the remainder of the year.

The preparation of the unaudited interim consolidated financial statements requires management of the Company to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingencies at the date of the unaudited interim condensed consolidated financial statements. These estimates are inherently subject to judgment and actual results could differ.

TINGO, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2021
(Unaudited)

(1)    Description of Business and Basis of Presentation(cont.)

The Impact of COVID-19 — In response to the COVID-19 pandemic, there have been a broad number of governmental and commercial actions taken to limit the spread of the virus, including social distancing measures, stay-at-home orders, travel restrictions, business shutdowns and slowdowns. The COVID-19 pandemic continues to be dynamic, and near-term challenges across the economy remain. Although vaccines are now being distributed and administered across many parts of the world, new variants of the virus have emerged and may continue to emerge that have shown to be more contagious. We continue to adhere to applicable governmental and commercial restrictions and to work to mitigate the impact of COVID-19 on our employees, customers, communities, liquidity and financial position.

(2)    Change in Accounting Treatment

As disclosed in the Company’s Current Report on Form 8-K filed on June 15, 2022, in preparation for the planned merger of the Company with a wholly owned subsidiary of Nasdaq-listed MICT, Inc., the Company reviewed and considered its accounting treatment of its Acquisition of Tingo Mobile on August 15, 2021. Based on this review, the Company elected to modify its accounting treatment of the Acquisition as a reverse acquisition of the Company by Tingo Mobile instead of as a forward acquisition of Tingo Mobile by the Company as had been previously presented.

Accordingly, the financial statements included herein have been prepared in accordance with reverse acquisition accounting rules, and now include the consolidated operating results of Tingo Mobile for the full periods presented, rather than using forward acquisition accounting as had been presented previously, which included the results of Tingo Mobile only from the date of the Acquisition.

As part of the adjustment, the Company recorded the following corrections to the prior accounting treatment on the balance sheet:
Goodwill	$(3,694,107,417)
Capitalized Acquisition Expenses	$(111,360,000)
Additional Paid in Capital	$4,170,398,451
Accumulated Surplus	$(397,390,240)
Translation Reserve	$32,459,205

The Company also recorded expenses of $111,360,000 during the third quarter of 2021 relating to shares issued to service providers in connection with the Acquisition of Tingo Mobile. This expense is a restatement of previously capitalized acquisition expenses explained above.

(3)    Significant Accounting Policies

The following is a summary of significant accounting policies followed by the Company in the preparation of our financial statements:

Reverse Acquisition Accounting — We have adopted reverse acquisition accounting methods in connection with the Company’s Acquisition of Tingo Mobile. Accordingly, the consolidated financial statements reflect the results of Tingo Mobile for the periods indicated in this Report.

Use of Estimates — The preparation of financial statements in accordance with U.S. GAAP requires us to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Although we believe the estimates and assumptions used in preparing these financial statements and related notes are reasonable in light of known facts and circumstances, actual results could differ from those estimates.

TINGO, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2021
(Unaudited)

(3)    Significant Accounting Policies (cont.)

Earnings Per Share — Basic and diluted per share calculations are computed utilizing the weighted-average number of shares of common stock outstanding for the period. Pursuant to our 2021 Equity Incentive Plan adopted subsequent to quarter-end, in accordance with ASC 260, Earnings Per Share, the unvested shares of restricted stock awarded pursuant to our equity compensation plans are participating securities and, therefore, will be included in the basic earnings per share calculation in future quarters.

Classes of Common Stock — The Company has two classes of common stock. Each share of Class A common stock is entitled to one (1) vote, and is entitled to receive dividends when and if declared by the board of directors out of assets legally available therefor. Each share of Class B common stock is entitled to ten (10) votes, but carries no dividend, distribution, liquidation, conversion, or economic rights of any kind.

Distributable Earnings — The components that make up distributable earnings (accumulated undistributed deficit) on the Condensed Consolidated Balance Sheet as of September 30, 2021 and December 31, 2020 are as follows:
	September 30, 2021	December 31, 2020
Net Profit for period	$4,650,698	$141,970,335
Issuance of shares for IWeb acquisition	(3,316,865)	—
Accumulated surplus	458,538,770	314,439,471
Accumulated Surplus	$459,872,603	$456,409,806

Impairment of Long-Lived Assets — In accordance with authoritative guidance on accounting for the impairment or disposal of long-lived assets, as set forth in Topic 360 of the ASC, the Company assesses the recoverability of the carrying value of its long-lived assets when events occur that indicate an impairment in value may exist. An impairment loss is indicated if the sum of the expected undiscounted future net cash flows is less than the carrying amount of the assets. If this occurs, an impairment loss is recognized for the amount by which the carrying amount of the assets exceeds the estimated fair value of the assets.

Income Taxes — The Company uses the liability method of accounting for income taxes under which deferred tax assets and liabilities are recognized for the future tax consequences of temporary differences between the accounting bases and the tax bases of the Company’s assets and liabilities. The deferred tax assets are computed using enacted tax rates in effect for the year in which the temporary differences are expected to reverse.

The Company has adopted ASC guidance regarding accounting for uncertainty in income taxes. This guidance clarifies the accounting for income taxes by prescribing the minimum recognition threshold an income tax position is required to meet before being recognized in the consolidated financial statements and applies to all income tax positions. Each income tax position is assessed using a two-step process. A determination is first made as to whether it is more likely than not that the income tax position will be sustained, based upon technical merits, upon examination by the taxing authorities. If the income tax position is expected to meet the more likely than not criteria, the benefit recorded in the consolidated financial statements equals the largest amount that is greater than 50% likely to be realized upon its ultimate settlement. At September 30, 2021 and December 31, 2020, there were no uncertain tax positions that required accrual.

Inventory — The Company holds certain stocks of spare parts to support the maintenance of new phones. These are recorded at cost. The company does not hold significant stock of new phones in the event of damage or replacement. Inventory is measured on the first-in, first-out method.

Prepayments — The company reflects the full cost of the mobile phones purchased as a prepaid cost at the outset. The leasing of mobile phones runs over a three year term and a monthly relase to cost of sales is conducted to match the income recognition of the monthly revenue from mobile phone leasing on a matching principle.

TINGO, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2021
(Unaudited)

(3)    Significant Accounting Policies (cont.)

Deferred Income — The Company reflects the full value of the three year revenues due in accordance with the mobile leasing contract. On a straight line basis, a monthly release is made to profit and loss to reflect revenue from mobile leasing over the 36-month term.

Leased Assets — The Company makes the use of leasing arrangements principally for the provision of the offices and related facilities. The rental contracts for offices are typically negotiated for terms of between 1 and 10 years and some of these have extension terms. Lease terms for office fixtures and equipment have lease terms of between 1 year and 10 years without any extension terms. The company does not enter into sale and leaseback arrangements. All the leases are negotiated on an individual basis and contain a wide variety of different terms and conditions such as purchase options and escalation clauses. The Company assesses whether a contract is or contains a lease at inception of the contract. A lease conveys the right to direct the use and obtain substantially all of the economic benefits of an identified asset for a period of time in exchange for consideration.

Measurement and Recognition of Leases as a Lessee — At lease commencement date, the company recognises a right-of-use asset and a lease liability on the balance sheet. The right-of-use asset is measured at cost, which is made up of the initial measurement of the lease liability, any initial direct expenses incurred by the company, an estimate of any expenses to dismantle and remove the asset at the end of the lease, and any lease payments made in advance of the lease commencement date (net of any incentives received). The company depreciates the right-of-use assets on a straight-line basis from the lease commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term. The company also assesses the right-of-use asset for impairment when such indicators exist.

At the commencement date, the Company measures the lease liability at the present value of the lease payments unpaid at that date, discounted using the interest rate implicit in the lease if that rate is readily available or the incremental borrowing rate. The incremental borrowing rate is the estimated rate that the Company would have to pay to borrow the same amount over a similar term, and with similar security to obtain an asset of equivalent value. This rate is adjusted should the lessee entity have a different risk profile to that of the company.

Lease payments included in the measurement of the lease liability are made up of fixed payments (including in substance fixed), variable payments based on an index or rate, amounts expected to be payable under a residual value guarantee and payments arising from options reasonably certain to be exercised.

Subsequent to initial measurement, the liability will be reduced by lease payments that are allocated between repayments of principal and finance expenses. The finance cost is the amount that produces a constant periodic rate of interest on the remaining balance of the lease liability.

The lease liability is reassessed when there is a change in the lease payments. Changes in lease payments arising from a change in the lease term or a change in the assessment of an option to purchase a leased asset. The revised lease payments are discounted using the incremental borrowing rate at the date of reassessment when the rate implicit in the lease cannot be readily determined. The amount of the remeasurement of the lease liability is reflected as an adjustment to the carrying amount of the right-of-use asset. The exception being when the carrying amount of the right-of-use asset has been reduced to zero then any excess is recognised in profit or loss.

Payments under leases can also change when there is either a change in the amounts expected to be paid under residual value guarantees or when future payments change through an index or a rate used to determine those payments, including changes in market rental rates following a market rent review. The lease liability is remeasured only when the adjustment to lease payments takes effect and the revised contractual payments for the remainder of the lease term are discounted using an unchanged discount rate. Except for where the change in lease payments results from a change in floating interest rates, in which case the discount rate is amended to reflect the change in interest rates.

TINGO, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2021
(Unaudited)

(3)    Significant Accounting Policies (cont.)

The remeasurement of the lease liability is dealt with by a reduction in the carrying amount of the right-ofuse asset to reflect the full or partial termination of the lease for lease modifications that reduce the scope of the lease. Any gain or loss relating to the partial or full termination of the lease is recognised in profit or loss. The right-of-use asset is adjusted for all other lease modifications.

The Company has elected to account for short-term leases and leases of low-value assets using the practical expedients. These leases relate to residential houses for a year. Instead of recognising a right-of-use asset and lease liability, the payments in relation to these are recognized as an expense in profit or loss on a straight-line basis over the lease term.

Accounting Pronouncements — In August 2020, the FASB issued ASU No. 2020-06, “Debt — Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging-Contracts in Entity’s Own Equity (Subtopic 815-40) — Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity,” which simplifies the accounting for certain financial instruments with characteristics of liabilities and equity, including convertible instruments. The new guidance removes the separation models for convertible debt with a cash conversion feature or a beneficial conversion feature. In addition, the new standard provides guidance on calculating the dilutive impact of convertible debt on earnings per share. The ASU clarifies that the average market price should be used to calculate the diluted earnings per share denominator when the exercise price or the number of shares that may be issued is variable. The ASU is effective for the Company on January 1, 2022, including interim periods, with early adoption permitted. The ASU permits the use of either a full or modified retrospective method of adoption. The Company is still evaluating the impact of the adoption of this ASU on its future financial statements and disclosures.

(4)    Revenue Recognition

Policy

Revenue is recognized when a customer obtains control of promised goods or services and is recognized in an amount that reflects the consideration that an entity expects to receive in exchange for those goods or services. In addition, the standard requires disclosure of the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. The amount of revenue that is recorded reflects the consideration that the Company expects to receive in exchange for those goods. The Company applies the following five-step model in order to determine this amount:

1.      Identification of the promised goods in the contract;

2.      Determination of whether the promised goods are performance obligations, including whether they are distinct in the context of the contract;

3.      Measurement of the transaction price, including the constraint on variable consideration;

4.      Allocation of the transaction price to the performance obligations; and

5.      Recognition of revenue when (or as) the Company satisfies each performance obligation.

The Company only applies the five-step model to contracts when it is probable that the entity will collect the consideration it is entitled to in exchange for the goods or services it transfers to the customer. Once a contract is determined to be within the scope of ASC 606 at contract inception, the Company reviews the contract to determine which performance obligations the Company must deliver and which of these performance obligations are distinct. The Company recognizes as revenues the amount of the transaction price that is allocated to the respective performance obligation when the performance obligation is satisfied or as it is satisfied. Generally, the Company’s performance obligations are transferred to customers at a point in time, typically upon delivery.

TINGO, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2021
(Unaudited)

(4)    Revenue Recognition (cont.)

Revenue comprises of the fair value for smart phone devices, services and financial technology solutions.We offer service-only contracts and contracts that bundle equipment used to access the services and/or with other service offerings. Some contracts have fixed terms and others are cancellable on a short-term basis (i.e., month-to-month arrangements).

Sources

The Company has the following revenue sources:

•        Mobile Leasing — customers enter a three-year contract for a fixed monthly rental. The customers are committed for the full term. Our accounting policy is to create and Accounts Receivable for the full value of the contract and a matched Deferred Income credit under Liabilities for the same value. The company recognizes such release to revenue on a monthly basis.

•        NWASSA services — this is our Agri-Fintech platform powered by the smartphones leased on a three-year term above, known as ‘device as a service’. Revenue is recognized based on fixed percentage of the value of the transaction on the following basis when transactions are executed as follows:

•        Agri- Marketplace — percentage of the value of produce trade on NWASSA

•        Mobile airtime top up — fixed percentage of value of top-up

•        Utilities — fixed percentage of value of transaction

•        Mobile Insurance — fixed fee recognized monthly based on contract

•        Financial Services (Loans and related services)–fixed referral fee as completed

•        Tingopay — the company offers a mobile wallet and bill payment app and the company recognizes revenue as a fee or percentage commission as transaction completed

(5)    Foreign Currency Translation

Functional and presentation currency — The consolidated financial statements are presented in U.S. dollars, which is the presentation currency, the functional currency is Nigeria Naira.

The exchange rate used for conversion is:
	September 30, 2021	December 31, 2020
Balance Sheet:
Nigerian Naira	410	379.5
Profit and Loss :
Nigerian Naira	410	379.5

Foreign currency transactions — Foreign currency transactions are translated into the functional currencies of the Company’s subsidiaries using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at period-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated income statements. Non-monetary items carried at cost are translated using the exchange rate at the date of the transaction. Non-monetary items carried at fair value are translated at the date the fair value is determined. For Nigeria, due to the volatile nature of the exchange rate we have applied the prudent approach to convert both the Profit and Loss and Balance Sheet at the same rate to indicate a fairer reflection of the state of affairs.

TINGO, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2021
(Unaudited)

(6)    Inventory

Inventory on hand consisted of the following:
	September 30, 2021	December 31, 2020
Spare parts	$225,000	$30,491
Total Inventory	$225,000	$30,491

(7)    Accounts and Other Receivables
	September 30, 2021	December 31, 2020
Trade receivable gross	$1,414,465,264	$242,072,989
Allowance for expected credit loss	(28,705)	(119,207)
	1,414,436,560	241,953,782
Directors current account	72	—
	$1,414,436,631	$241,953,782

Accounts Receivable — The total value of our three-year mobile leasing contracts with our subscribers is recognized under accounts receivable at the outset. The balance is due and payable and is credited as receipts are received from our customers pursuant to these contracts. Management reviews accounts receivable periodically to determine if any receivables will potentially be uncollectible. Management’s evaluation includes several factors including the aging of the accounts receivable balances, a review of significant past due accounts, economic conditions, and our historical write-off experience, net of recoveries. The Company includes any accounts receivable balances that are determined to be uncollectible, along with a general reserve, in its allowance for doubtful accounts. After all attempts to collect a receivable have failed, the receivable is written off against the allowance. During the quarter ended September 30, 2021, a general allowance of 3 percent was made on all account receivables to cushion the possible effect of Covid 19 on our customers. We recognized bad debt expense of $6,525 relating to our receivables in the third quarter of 2021.

We offer our customers the option to purchase certain wireless devices in installments over a specified period of time and, in many cases, once certain conditions are met, they may be eligible to trade in the original equipment for a new device and have the remaining unpaid balance paid or settled. As of September 30, 2021, all receivables on this arrangement have been collected and balance written off.

Prepayments — This represents the total cost of sales for the mobile devices purchased that are contracted out on three year leasing agreements with our subscribers. Our policy is to amortize the cost to profit and loss on a monthly basis to match the recognition of the monthly leasing revenue that the company will recognize over the three year contract term. The aging of the prepayments balance is as follows :
	September 30, 2021	December 31, 2020
Due within one year	$409,434,667	$—
Over one year:
One to two years	409,434,667	—
Over two years	275,570,555	—
Total Prepayments	1,094,439,888	—

Prepayments – current portion	409,434,667	—
Prepayments – non-current portion	685,005,221	—
Total Prepayments	$1,094,439,888	$—

TINGO, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2021
(Unaudited)

(8)    Property, Plant & Equipment
	LAND $	BUILDING $	MOTOR VEHICLES $	FURNITURE & FITTINGS $	OFFICE EQUIPMENT $	PLANT & MACHINERY $	Total $
COST
January 1, 2021	9,560,176	34,540,253	10,992,230	225,788	71,899	65,232	55,455,578
ADDITIONS	0	0	0	0	0	0	0
Forex translation difference	(701,344)	(2,533,907)	(10,783,006)	(164,182)	(5,275)	10,120,597	(4,067,116)
September 30, 2021	8,858,832	32,006,346	209,224	61,606	66,624	10,185,829	51,388,462

DEPRECIATION
January 1, 2021	0	7,256,776	10,960,171	104,655	57,869	33,763	18,413,234
CHARGED FOR THE PERIOD	0	1,200,238	23,098	8,415	8,462	7,798	1,248,012
Forex translation difference	0	(532,364)	(10,863,194)	(73,369)	(4,246)	10,122,360	(1,350,813)
September 30, 2021	0	7,924,650	120,076	39,701	62,085	10,163,921	18,310,433

NET BOOK VALUE
December 31,2020	9,560,176	27,283,477	32,059	121,133	14,030	31,469	37,042,344
September 30,2021	8,858,832	24,081,696	89,149	21,905	4,539	21,909	33,078,030

Property, plant and equipment are carried at historical value and depreciated over their useful life. All property and equipment with a cost of $5,000 or greater are capitalized. Major betterments that extend the useful lives of assets are also capitalized. Normal maintenance and repairs are charged to expense as incurred. When assets are sold or otherwise disposed of, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in operations.

Plant and equipment consist of prototypes, software, furniture and equipment, which are depreciated on a straight-line basis over their expected useful lives
Estimated useful lives (years)

Buildings	20
Motor Vehicles	5
Furniture & Fittings	5
Project in Progress	—
Office Equipment	5
Plant & Machinery	4

The Total depreciation charge for 2021 is as follows:

3 months to September 30, 2021 — $208,777

9 months to September 30, 2021 — $1,248,012

(9)    Intangible Assets and Work-in- Progress

Intangible Assets — The details below relate to Intangible Assets for Tingo Mobile as consolidated into the Company for the 9 months ended September 30, 2021. This represents cost incurred on software development of mobile operating system and secure browser. This is Tingo’s proprietary operating system and mobile/web browser. The system and its technology platform is designed to help our customers securely do financial transactions. This cost is amortized over 5 (Five) years, because on or before then we are expected to have significantly upgraded. For the period ended September 30, 2021, the Company incurred capitalised expenses of $0 and incurred $860,872 in amortization expenses for the nine months ended September 30, 2021.

TINGO, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2021
(Unaudited)

(9)    Intangible Assets and Work-in- Progress (cont.)

Cost
As at 1 January, 2021	$6,193,507
Additions	—
Forex translation difference	(454,361)
As at 30 September, 2021	$5,739,146
Amortization
As at 1 January, 2021	$3,138,446
Charge for the period	860,872
Forex translation difference	(230,239)
As at 30 September, 2021	$3,769,079
Carrying Amount	$1,970,067

Work-in-Progress — Consists of investment in ‘Cell On-Wheel’. This is a rollout of broadband and mobile network enhancement across rural Nigeria. Upon completion, we intend to allocate a depreciation charge. This is projected for completion later in 2021 or in 2022. The movements above represent the results for Tingo Mobile.
January 1, 2021	$207,968,849
Additions	—
Forex translation difference	(15,256,797)
Closing balance — September 30, 2021	$192,712,052

(10)  Liquidity and Financing Arrangements

Liquidity — There are several factors that may materially affect our liquidity during the reasonably foreseeable future including, for example, currency volatility, foreign exchange controls and other items that affect cash flows to our parent company. In view of the foregoing, we believe that our operating cash flow and cash on hand will be sufficient to meet operating requirements from the date of this filing through the next twelve months.

Cash and Cash Equivalents — As of September 30, 2021, we had cash and cash equivalents of $25.4 million on a consolidated basis. As of December 31, 2020, we had cash and cash equivalents of $28.2 million.

Short-term Loans — The Company had no short-term loans as at September 30, 2021 or December 31, 2020.

(11)  Current and Non-Current Liabilities

Accounts Payable and Accruals
	September 30, 2021	December 31, 2020
Trade payables	$714,005,220	$20,493,803
Audit fee payable	—	40,915
Other Payables	167,350	—
Total Accounts Payable and Accruals	$714,172,570	$20,534,718

Trade Payables — This represents the balance due to our Smartphone suppliers at September 30, 2021.

TINGO, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2021
(Unaudited)

(11)  Current and Non-Current Liabilities (cont.)

Deferred Income — The balance represents to gross income due over the term of the 3-year phone leasing cycle. Monthly releases to revenue will be conducted in line with the Company’s revenue recognition policy and will reduce to $0 by April 2024 and August 2024 accordingly. There was no deferred income as at December 31, 2020, as the last leasing contracts expired at the end of their full 3-year term in May 2020. The table below provides the aging of the balances between current and non-current liabilities as follows:
	September 30, 2021	December 31, 2020
Due within one year	$492,269,333	$—
Over one year
One to two years	492,269,333	—
Over two years	330,349,444	—
Total Deferred income	$1,314,888,111	$—

Deferred income – current portion	492,269,333	—
Deferred income – non-current portion	822,618,778	—
Total Deferred income	$1,314,888,111	$—

VAT — This represents the current and future VAT liability at rate of 7.5% relating to the mobile phone leasing contracts included under Accounts Receivable and Deferred Income. The table below shows the aging of when such liabilities will become due and payable :
	September 30, 2021	December 31, 2020
Due within one year	$38,072,052	$—
Over one year
One to two years	38,072,052	—
Over two years	25,549,187	—
Total Value added tax	$101,693,292	$—

Value added tax – current portion	38,072,052	—
Value added tax – non-current portion	63,621,239	—
Total Value added tax	$101,693,292	$—

(12)  Taxation and Deferred Tax

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. A reconciliation of the differences between the effective and statutory income tax rates for the periods ended September 30, 2021 and 2020 is as follows:

The provision for income tax consists of the following components for the nine months ended September 30, 2021 and 2020:
	September 30, 2021	September 30, 2020
Income tax	$51,138,811	$60,685,148
Education Tax	3,409,254	4,045,677
Current Tax	$54,548,065	$64,730,825

TINGO, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2021
(Unaudited)

(12)  Taxation and Deferred Tax (cont.)

The significant components of the tax liabilities as of September 30, 2021 and 2020 are summarized below:
Current Tax Liabilities	September 30, 2021	September 30, 2020
Beginning of period	$71,138,433	$35,992,292
Charge for the period	54,548,065	64,730,825
	125,686,498	100,723,117
Paid during the period	—	(34,147,817)
Forex translation difference	(5,218,785)	(8,070,233)
Total Current Tax Liabilites	$120,467,713	$58,505,067

The significant components of the deferred tax liabilities as of September 30, 2021 and 2020 are summarized below:
Deferred Tax	September 30, 2021	September 30, 2020
Beginning of period	$1,368,923	$1,444,469
Change for the period	—	—
Forex translation difference	(100,425)	(74,024)
Total Deferred Tax Liabilities	$1,268,498	$1,370,445

(13)  Subsequent Events

Management performed an evaluation of the Company’s activity through the date the financial statements were issued, noting the following subsequent events:

Adoption of 2021 Equity Incentive Plan.    On October 6, 2021, the Board adopted our 2021 Equity Incentive Plan (“Incentive Plan”), the purpose of which was to promote the interests of the Company by encouraging directors, officers, employees, and consultants of Tingo to develop a long-term interest in the Company, align their interests with that of our stockholders, and provide a means whereby they may develop a proprietary interest in the development and financial success of the Company and its stockholders. The Incentive Plan is also intended to enhance the ability of the Company and its subsidiaries to attract and retain the services of individuals who are essential for the growth and profitability of the Company. The Incentive Plan permits the award of restricted stock, common stock purchase options, restricted stock units, and stock appreciation awards. The maximum number of shares of our Class A common stock that are subject to awards granted under the Incentive Plan is 131,537,545 shares. The term of the Incentive Plan will expire on October 6, 2031. On October 12, 2021, our stockholders approved our Incentive Plan, and on October 14, 2021, the Tingo Compensation Committee granted awards of restricted stock under the Incentive Plan to certain directors, executive officers, employees, and consultants in the aggregate amount of 104,820,000 shares. The majority of the awards so issued are each subject to a vesting requirement over a 2-year period unless the recipient thereof is terminated or removed from their position without “cause”, or as a result of constructive termination, as such terms are defined in the respective award agreements entered into by each of the recipients and the Company.

Amendment and Restatement of the Company’s Articles of Incorporation.    On October 6, 2021 and again on October 18, 2021, our Board and holders of a majority of our outstanding voting securities approved the amendment and restatement of our Articles of Incorporation in their entirety (collectively, the “Restated Articles”). The purposes of the Restated Articles were principally to: (i) reflect the original intention of the Company to provide for ten (10) votes per share for each share of Class B common stock, but to eliminate all economic rights (including conversion, dividend, distribution, and liquidation rights) with respect to such stock; and (ii) increase the number of our authorized shares of capital stock from 1.5 billion to 2.5 billion shares, consisting of 2.25 billion authorized shares of Class A common stock, 200 million authorized shares of Class B common stock, and 50 million authorized shares of undesignated preferred stock.

Annex A

CONFIDENTIAL

AMENDED AND RESTATED
AGREEMENT AND PLAN OF MERGER

by and among

MICT, INC.,

as the Purchaser,

MICT MERGER SUB, INC.,
as Merger Sub,

DARREN MERCER,
in the capacity as the Purchaser Representative,

DOZY MMOBUOSI,
in the capacity as the Seller Representative,

and

TINGO, INC.,
as the Company,

Dated as of June 15, 2022

Annex A Page
I.	MERGER	A-2

1.1.	Merger	A-2
1.2.	Transaction Effective Time	A-2
1.3.	Effect of the Merger	A-2
1.4.	Tax Treatment	A-2
1.5.	Articles of Incorporation and Bylaws	A-2
1.6.	Directors and Officers of the Surviving Corporation	A-2
1.7.	Purchaser Certificate of Incorporation; Reverse Stock Split	A-2
1.8.	Pre-Closing Company Preferred Stock Exchange	A-3
1.9.	Merger Consideration	A-3
1.10.	Effect of Merger on Company Securities	A-3
1.11.	Surrender of Company Securities and Disbursement of Merger Consideration	A-4
1.12.	Effect of Transaction on Merger Sub Stock	A-5
1.13.	Taking of Necessary Action; Further Action	A-5
1.14.	Appraisal and Dissenter’s Rights	A-5
1.15.	Escrow	A-6

II.	CLOSING	A-6
2.1.	Closing	A-6

III.	representations and warranties of THE purchaser AND MERGER SUB	A-7
3.1.	Organization and Standing	A-7
3.2.	Authorization; Binding Agreement	A-7
3.3.	Capitalization	A-8
3.4.	Subsidiaries	A-8
3.5.	Governmental Approvals	A-9
3.6.	Non-Contravention	A-9
3.7.	SEC Filings and Purchaser Financials	A-9
3.8.	Absence of Certain Changes	A-10
3.9.	Compliance with Laws	A-10
3.10.	Purchaser Permits	A-10
3.11.	Litigation	A-11
3.12.	Material Contracts	A-11
3.13.	Intellectual Property	A-12
3.14.	Taxes and Returns	A-14
3.15.	Real Property	A-14
3.16.	Personal Property	A-15
3.17.	Title to and Sufficiency of Assets	A-15
3.18.	Employee Matters	A-15
3.19.	Benefit Plans	A-16
3.20.	Environmental Matters	A-18
3.21.	Transactions with Related Persons	A-19
3.22.	Purchaser Insurance	A-19
3.23.	Top Purchaser Customers and Top Purchaser Suppliers	A-19
3.24.	Certain Business Practices	A-20
3.25.	Finders and Brokers	A-20

Annex A-i

Annex A Page
3.26.	Investment Company Act	A-20
3.27.	Independent Investigation	A-20
3.28.	Information Supplied	A-21
3.29.	Ownership of Stockholder Merger Consideration	A-21
3.30.	Merger Sub Activities	A-21
3.31.	No Other Representations	A-21

Iv. representations and warranties of THE COMPANY		A-21
4.1.	Organization and Standing	A-22
4.2.	Authorization; Binding Agreement	A-22
4.3.	Capitalization	A-22
4.4.	Subsidiaries	A-23
4.5.	Governmental Approvals	A-23
4.6.	Non-Contravention	A-24
4.7.	SEC Filings and Company Financials	A-24
4.8.	Absence of Certain Changes	A-25
4.9.	Compliance with Laws	A-26
4.10.	Company Permits	A-26
4.11.	Litigation	A-26
4.12.	Material Contracts	A-26
4.13.	Intellectual Property	A-28
4.14.	Taxes and Returns	A-29
4.15.	Real Property	A-30
4.16.	Personal Property	A-31
4.17.	Title to and Sufficiency of Assets	A-31
4.18.	Employee Matters	A-31
4.19.	Benefit Plans	A-32
4.20.	Environmental Matters	A-34
4.21.	Transactions with Related Persons	A-34
4.22.	Company Insurance	A-35
4.23.	Top Company Customers and Top Company Suppliers	A-35
4.24.	Certain Business Practices	A-35
4.25.	Investment Company Act	A-36
4.26.	Finders and Brokers	A-36
4.27.	Independent Investigation	A-36
4.28.	Information Supplied	A-36
4.29.	Legacy Representations	A-36
4.30.	No Other Representations	A-37

V. COVENANTS		A-37
5.1.	Access and Information	A-37
5.2.	Conduct of Business of the Company	A-37
5.3.	Conduct of Business of the Purchaser	A-40
5.4.	Annual and Interim Financial Statements	A-42
5.5.	Purchaser and Company Public Filings	A-42
5.6.	No Solicitation	A-42
5.7.	No Trading	A-44
5.8.	Notification of Certain Matters	A-44
5.9.	Efforts	A-45
5.10.	Tax Matters	A-46
5.11.	Further Assurances	A-46

Annex A-ii

Annex A Page
5.12.	The Registration Statement	A-46
5.13.	Company Stockholder Meeting	A-47
5.14.	Public Announcements	A-47
5.15.	Confidential Information	A-48
5.16.	Post-Closing Board of Directors and Executive Officers	A-49
5.17.	Indemnification of Officers and Directors; Tail Insurance	A-49
5.18.	Schedules	A-50
5.19.	Listing	A-50
5.20.	Purchaser Lock-Up Agreements	A-50
5.21.	Support Agreements	A-51
5.22.	Amended Company SEC Reports	A-51

VI. INDEMNIFICATION		A-51
6.1.	Indemnification	A-51
6.2.	Limitations and General Indemnification Provisions	A-51
6.3.	Indemnification Procedures	A-52
6.4.	Indemnification Payments	A-53
6.5.	Exclusive Remedy	A-54

VII. Closing conditions		A-54
7.1.	Conditions of Each Party’s Obligations	A-54
7.2.	Conditions to Obligations of the Company	A-55
7.3.	Conditions to Obligations of the Purchaser	A-56
7.4.	Frustration of Conditions	A-57

VIII. TERMINATION AND EXPENSES		A-57
8.1.	Termination	A-57
8.2.	Effect of Termination	A-58
8.3.	Fees and Expenses	A-58
8.4.	Termination Fee	A-59

Ix. MISCELLANEOUS		A-59
9.1.	Survival	A-59
9.2.	Non-Recourse	A-59
9.3.	Notices	A-60
9.4.	Binding Effect; Assignment	A-60
9.5.	Third Parties	A-60
9.6.	Arbitration	A-60
9.7.	Governing Law; Jurisdiction	A-61
9.8.	WAIVER OF JURY TRIAL	A-61
9.9.	Specific Performance	A-61
9.10.	Severability	A-61
9.11.	Amendment	A-62
9.12.	Waiver	A-62
9.13.	Entire Agreement; Effect of Amendment and Restatement	A-62
9.14.	Interpretation	A-62
9.15.	Counterparts	A-63
9.16.	Purchaser Representative	A-63
9.17.	Seller Representative	A-64

X. DEFINITIONS		A-66
10.1.	Certain Definitions	A-66

Annex A-iii

INDEX OF EXHIBITS

Exhibit	Description
Exhibit A-1	Form of Company Support Agreement
Exhibit A-2	Form of Purchaser Support Agreement
Exhibit B-1	Form of Purchaser Lock-Up Agreement
Exhibit B-2	Form of Company Lock-Up Agreement

Annex A-iv

AMENDED AND RESTATED
AGREEMENT AND PLAN OF MERGER

This Amended and Restated Agreement and Plan of Merger (this “Agreement”) is made and entered into as of June 15, 2022 by and among (i) MICT, Inc., a Delaware corporation (together with its successors, the “Purchaser”), (ii) MICT Merger Sub, Inc., a Nevada corporation and a wholly-owned subsidiary of the Purchaser (“Merger Sub”), (iii) Darren Mercer, an individual, in the capacity as the representative from and after the Effective Time (as defined below) for the stockholders of the Purchaser (other than the Company Security Holders (as defined below) as of immediately prior to the Effective Time and their successors and assignees) in accordance with the terms and conditions of this Agreement (the “Purchaser Representative”), (iv) Dozy Mmobuosi, an individual, in the capacity as the representative from and after the Effective Time for the Company Stockholders (as defined below) as of immediately prior to the Effective Time in accordance with the terms and conditions of this Agreement (the “Seller Representative”), and (v) Tingo, Inc., a Nevada corporation (the “Company”). The Purchaser, Merger Sub, the Purchaser Representative, the Seller Representative and the Company are sometimes referred to herein individually as a “Party” and, collectively, as the “Parties”.

RECITALS:

A. The Parties (other than the Purchaser Representative and the Seller Representative) are parties to that certain Agreement and Plan of Merger dated as of May 10, 2022 (the “Original Agreement”);

B. The Parties now desire to amend and restate the Original Agreement in its entirety in the manner set forth in this Agreement;

C. The Company, directly and indirectly through its Subsidiaries, is an agri-fintech company which empowers users to manage financial and commercial activity through software services provided on its platform;

D. The Purchaser owns all of the issued and outstanding capital stock of Merger Sub, which was formed for the sole purpose of the Merger (as defined below);

E. The Parties intend to effect the merger of Merger Sub with and into the Company, with the Company continuing as the surviving entity (the “Merger”), as a result of which (i) all of the issued and outstanding capital stock of the Company immediately prior to the Effective Time, shall no longer be outstanding and shall automatically be canceled and shall cease to exist, in exchange for the right for each Company Stockholder (as defined herein) to receive its Pro Rata Share (as defined herein) of the Stockholder Merger Consideration (as defined herein); and (ii) the Company Options (as defined herein) shall be assumed (with equitable adjustments to the number and exercise price of such assumed Company Options) by Purchaser with the result that such assumed Company Options shall be replaced with Assumed Options exercisable or to be settled, as the case may be, into shares of Purchaser Common Stock, all upon the terms and subject to the conditions set forth in this Agreement and in accordance with the applicable provisions of the Delaware General Corporation Law (as amended, the “DGCL”) and Nevada Revised Statutes (as amended, “NRS”);

F. The boards of directors of the Company, the Purchaser and Merger Sub have each (i) determined that the Merger is fair, advisable and in the best interests of their respective companies and stockholders, (ii) approved this Agreement and the transactions contemplated hereby, including the Merger, upon the terms and subject to the conditions set forth herein, and (iii) determined to recommend to their respective stockholders the approval and adoption of this Agreement and the transactions contemplated hereby, including the Merger;

G. The Parties intend that the Merger will qualify as a tax-free “reorganization” within the meaning of Section 368(a) of the Code (as defined herein); and

H. Certain capitalized terms used herein are defined in Article X hereof.

Annex A-1

NOW, THEREFORE, in consideration of the premises set forth above, which are incorporated in this Agreement as if fully set forth below, and the representations, warranties, covenants and agreements contained in this Agreement, and intending to be legally bound hereby, the Parties hereto agree as follows:

Article I
MERGER

1.1 Merger. At the Effective Time, and subject to and upon the terms and conditions of this Agreement, and in accordance with the applicable provisions of the NRS, Merger Sub and the Company shall consummate the Merger, pursuant to which Merger Sub shall be merged with and into the Company, following which the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation. The Company, as the surviving corporation after the Merger, is hereinafter sometimes referred to as the “Surviving Corporation” (provided, that references to the Company for periods after the Effective Time shall include the Surviving Corporation).

1.2 Effective Time. The Parties hereto shall cause the Merger to be consummated by filing the articles of merger for the merger of Merger Sub with and into the Company (the “Articles of Merger”) with the Secretary of State of the State of Nevada in accordance with the relevant provisions of the NRS (the time of such filing, or such later time as may be specified in the Articles of Merger, being the “Effective Time”).

1.3 Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in this Agreement, the Articles of Merger and the applicable provisions of the NRS. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, agreements, powers and franchises, debts, Liabilities, duties and obligations of Merger Sub and the Company shall become the property, rights, privileges, agreements, powers and franchises, debts, Liabilities, duties and obligations of the Surviving Corporation, which shall include the assumption by the Surviving Corporation of any and all agreements, covenants, duties and obligations of Merger Sub and the Company set forth in this Agreement to be performed after the Effective Time.

1.4 Tax Treatment. For federal income tax purposes, the Merger is intended to constitute a “reorganization” within the meaning of Section 368 of the Code. The Parties adopt this Agreement as a “plan of reorganization” within the meaning of Sections 1.368-2(g) and 1.368-3(a) of the United States Treasury Regulations.

1.5 Articles of Incorporation and Bylaws. At the Effective Time, the Articles of Incorporation and Bylaws of the Company, each as in effect immediately prior to the Effective Time, shall automatically be amended and restated in their entirety to read identically to the Articles of Incorporation and Bylaws of Merger Sub, as in effect immediately prior to the Effective Time, and such amended and restated Articles of Incorporation and Bylaws shall become the respective Articles of Incorporation and Bylaws of the Surviving Corporation, except that the name of the Surviving Corporation in such Articles of Incorporation and Bylaws shall be amended to be “Tingo, Inc.”.

1.6 Directors and Officers of the Surviving Corporation. At the Effective Time, the board of directors and executive officers of the Surviving Corporation shall be the board of directors and executive officers of the Purchaser, after giving effect to Section 5.16, each to hold office in accordance with the Articles of Incorporation and Bylaws of the Surviving Corporation until their respective successors are duly elected or appointed and qualified or their earlier death, resignation or removal.

1.7 Purchaser Certificate of Incorporation.

(a) Effective upon the Effective Time, the Purchaser shall amend and restate its Certificate of Incorporation in a form to be agreed between the Purchaser and the Company acting reasonably in good faith (the “Amended Purchaser Certificate of Incorporation”), which shall, among other matters, amend the Purchaser’s Certificate of Incorporation to (i) provide that the name of the Purchaser shall be changed to “Tingo Holdings, Inc.”, (ii) provide for size and structure of the Post-Closing Purchaser Board in accordance with Section 5.16 and (iii) reflect the Post-Closing capital structure of the Surviving Corporation.

(b) To the extent the Purchaser, in its discretion, deems it necessary or appropriate for the purpose of facilitating compliance with Nasdaq listing requirements, the Purchaser may undertake prior to or in conjunction with the Closing to effect a reverse stock split of the then issued and outstanding shares of Purchaser, at a ratio to be determined by the Purchaser, which shall be a Permitted Split.

Annex A-2

1.8 Pre-Closing Company Preferred Stock Exchange. On or prior to the Closing Date, the holders of Company Preferred Stock, if any, shall either exchange or convert all of their issued and outstanding shares of Company Preferred Stock for shares of Company Common Stock at the applicable conversion ratio (including any accrued or declared but unpaid dividends) as set forth in the Company Charter (the “Company Preferred Stock Exchange”).

1.9 Merger Consideration. As consideration for the Merger, the Company Common Stockholders collectively shall be entitled to receive from the Purchaser, in the aggregate, a number of shares of Purchaser Common Stock equal to (the “Merger Consideration”) the product of (x) 3.44444 and (y) the number of shares of Purchaser Pre-Closing Securities (the total portion of the Merger Consideration amount payable to all Company Stockholders (but excluding Company Options with respect to the treatment of Company Options) (the total portion of the Merger Consideration amount payable to all Company Stockholders (but excluding Company Options with respect to the treatment of Company Options), in accordance with this Agreement is also referred to herein as the “Stockholder Merger Consideration”); provided, that the Merger Consideration otherwise payable to Company Stockholders is subject to the withholding of the Escrow Shares deposited in the Escrow Account in accordance with Section 1.15, and after the Closing is subject to reduction for the indemnification obligations of the Indemnifying Parties set forth in Article VI. Schedule 1.9 hereto reflects the Parties’ intended post-Closing structure of the Purchaser’s outstanding Common Stock and warrants to purchase Common Stock. The holders of Company Options shall receive such number of Assumed Options as described in Section 1.10(d) with such terms and conditions as described in Section 1.10(d).

1.10 Effect of Merger on Company Securities. At the Effective Time, by virtue of the Merger and without any action on the part of any Party or the holders of any Company Securities or the holders of any shares of capital stock of the Purchaser or Merger Sub:

(a) Company Stock. Subject to clause (b) below, all shares of Company Stock issued and outstanding immediately prior to the Effective Time (after giving effect to the Company Preferred Stock) will automatically be canceled and cease to exist in exchange for the right to receive the Stockholder Merger Consideration (subject to the withholding of the Escrow Shares), with each Company Stockholder being entitled to receive its Pro Rata Share of the Stockholder Merger Consideration, without interest, upon delivery of the Transmittal Documents in accordance with Section 1.11 (subject to clause (b) below). All shares of Company Preferred Stock, if any, will be treated on an as-converted to Company Common Stock basis. As of the Effective Time, each Company Stockholder shall cease to have any other rights in and to the Company or the Surviving Corporation (other than the rights set forth in Section 1.14 below).

(b) Treasury Stock. Notwithstanding clause (a) above or any other provision of this Agreement to the contrary, at the Effective Time, if there are any Company Securities that are owned by the Company as treasury shares or any Company Securities owned by any direct or indirect Subsidiary of the Company immediately prior to the Effective Time, such Company Securities shall be canceled and shall cease to exist without any conversion thereof or payment therefor.

(c) Dissenting Shares. Each of the Dissenting Shares issued and outstanding immediately prior to the Effective Time shall be canceled and cease to exist in accordance with Section 1.14 and shall thereafter represent only the right to receive the applicable payments set forth in Section 1.14.

(d) Company Options. Each outstanding Company Option (whether vested or unvested) shall be assumed by the Purchaser and automatically converted into an option for shares of Purchaser Common Stock (each, an “Assumed Option”) pursuant to a notice to be prepared by the Company and reasonably accepted by the Purchaser during the Interim Period. Subject to the subsequent sentence, each Assumed Option will be subject to the terms and conditions set forth in the Company Equity Plan (except any references therein to the Company or Company Common Stock will instead mean the Purchaser and Purchaser Common Stock, respectively). Each Assumed Option shall: (i) have the right to acquire a number of shares of Purchaser Common Stock equal to (as rounded down to the nearest whole number) the product of (A) the number of shares of Company Common Stock which the Company Option had the right to acquire immediately prior to the Effective Time, multiplied by (B) the applicable conversion ratio; (ii) have an exercise price equal to (as rounded up to the nearest whole cent) the quotient of (A) the exercise price of the Company Option (in U.S. Dollars), divided by (B) the applicable conversion ratio;

Annex A-3

and (iii) be subject to the same vesting schedule as the applicable Company Option. The Purchaser shall take all corporate action necessary to reserve for future issuance, and shall maintain such reservation for so long as any of the Assumed Options remain outstanding, a sufficient number of shares of Purchaser Common Stock for delivery upon the exercise of such Assumed Option. From and after the Closing, the Company and the Purchaser shall not issue any new awards under the Company Equity Plan.

(e) Company Convertible Securities. Any Company Convertible Security other than a Company Option, if not exercised or converted prior to the Effective Time, shall be canceled, retired and terminated and cease to represent a right to acquire, be exchanged for or convert into shares of Company Stock.

1.11 Surrender of Company Securities and Disbursement of Merger Consideration.

(a) Prior to the Effective Time, the Purchaser shall appoint its transfer agent, Broadridge Financial Solutions, Inc., or another agent reasonably acceptable to the Company (the “Exchange Agent”), for the purpose of exchanging the certificates representing Company Stock (“Company Certificates”). accepting each Letter of Transmittal. At or prior to the Effective Time, the Purchaser shall deposit, or cause to be deposited, with the Exchange Agent the Stockholder Merger Consideration (less the Escrow Shares, which will be deposited in the Escrow Account in accordance with Section 1.15). At or prior to the Effective Time, the Purchaser shall send, or shall cause the Exchange Agent to send, to each Company Stockholder, a letter of transmittal for use in such exchange (a “Letter of Transmittal”) (which shall specify that the delivery of Company Certificates in respect of the Stockholder Merger Consideration shall be effected, and risk of loss and title shall pass, only upon proper delivery of the Company Certificates to the Exchange Agent (or a Lost Certificate Affidavit)) for use in such exchange.

(b) Each Company Stockholder shall be entitled to receive its Pro Rata Share of the Stockholder Merger Consideration (less the Escrow Shares) in respect of the Company Stock represented by the Company Certificate(s) (excluding any Company Securities described in Sections 1.10(b) or 1.10(c)), as soon as reasonably practicable after the Effective Time, but subject to the delivery to the Exchange Agent of the following items prior thereto (collectively, the “Transmittal Documents”): (i) the Company Certificate(s) for its Company Sock (or a Lost Certificate Affidavit), together with a properly completed and duly executed Letter of Transmittal and (ii) such other documents as may be reasonably requested by the Exchange Agent or the Purchaser. Until so surrendered, each Company Certificate shall represent after the Effective Time only the right to receive such portion of the Stockholder Merger Consideration (subject to the withholding of the Escrow Shares) attributable to such Company Stock.

(c) If any portion of the Stockholder Merger Consideration is to be delivered or issued to a Person other than the Person in whose name the Company Stock is registered in the books and records of the Company immediately prior to the Effective Time, it shall be a condition to such delivery that (i) the transfer of such Company Stock shall have been permitted in accordance with the terms of the Company’s Organizational Documents and any stockholders agreement with respect to the Company, each as in effect immediately prior to the Effective Time, (ii) such Company Certificate shall be properly endorsed or shall otherwise be in proper for transfer, (iii) the recipient of such portion of the Stockholder Merger Consideration, or the Person in whose name such portion of the Stockholder Merger Consideration is delivered or issued, shall have already executed and delivered, if a Significant Company Holder, counterparts to a Company Lock-Up Agreement, and such other Transmittal Documents as are reasonably deemed necessary by the Exchange Agent or the Purchaser and (iii) the Person requesting such delivery shall pay to the Exchange Agent any transfer or other Taxes required as a result of such delivery to a Person other than the registered holder of such Company Stock or establish to the satisfaction of the Exchange Agent that such Tax has been paid or is not payable.

(d) Notwithstanding anything to the contrary contained herein, in the event that any Company Certificate shall have been lost, stolen or destroyed, in lieu of delivery of a Company Certificate to the Exchange Agent, the Company Stockholder may instead deliver to the Exchange Agent an affidavit of lost certificate and indemnity of loss in form and substance reasonably acceptable to the Purchaser (a “Lost Certificate Affidavit”), which at the reasonable discretion of the Purchaser may include a requirement that the owner of such lost, stolen or destroyed Company Certificate deliver a bond in such sum as it may reasonably direct as indemnity against any claim that may be made against the Purchaser or the Surviving Corporation with respect to the shares of Company Stock represented by the Company Certificates alleged to have been lost, stolen or destroyed. Any Lost Certificate Affidavit properly delivered in accordance with this Section 1.11(d) shall be treated as a Company Certificate for all purposes of this Agreement.

Annex A-4

(e) After the Effective Time, there shall be no further registration of transfers of Company Stock. If, after the Effective Time, Company Certificates are presented to the Surviving Corporation, the Purchaser or the Exchange Agent, they shall be canceled and exchanged for the applicable portion of the Stockholder Merger Consideration provided for, and in accordance with the procedures set forth in this Section 1.11. No dividends or other distributions declared or made after the date of this Agreement with respect to Purchaser Common Stock with a record date after the Effective Time will be paid to the holders of any Company Stock that have not yet been surrendered with respect to the Purchaser Common Stock to be issued upon surrender thereof until the holders of record of such Company Stock shall have surrendered such Company Stock by providing the applicable Transmittal Documents. Subject to applicable Law, following surrender of any such Company Stock by delivery of the applicable Transmittal Documents, the Purchaser shall promptly deliver to the record holders thereof, without interest, the certificates representing the Purchaser Common Stock issued in exchange therefor and the amount of any such dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such Purchaser Common Stock.

(f) All securities issued upon the surrender of Company Securities in accordance with the terms hereof shall be deemed to have been issued in full satisfaction of all rights pertaining to such Company Securities. Any portion of the Stockholder Merger Consideration made available to the Exchange Agent pursuant to Section 1.11(a) and any Escrow Property disbursed to the Escrow Agent that remains unclaimed by Company Stockholders two (2) years after the Effective Time shall be returned to the Purchaser, upon demand, and any such Company Stockholder who has not exchanged its Company Stock for the applicable portion of the Stockholder Merger Consideration in accordance with this Section 1.11 prior to that time shall thereafter look only to the Purchaser for payment of the portion of the Stockholder Merger Consideration in respect of such shares of Company Stock without any interest thereon (but with any dividends paid with respect thereto). Notwithstanding the foregoing, none of the Surviving Corporation, the Purchaser or any Party hereto shall be liable to any Person for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar law.

(g) The Purchaser shall not issue Assumed Options for Company Options until it shall have received from each holder thereof (i) a duly executed Letter of Transmittal with respect to such Company Option, and (ii) a duly executed counterpart to the agreement for the Assumed Option, which among other matters will release the Company from its obligations with respect to the Company Option.

(h) Notwithstanding anything to the contrary contained herein, no fraction of a share of Purchaser Common Stock will be issued by virtue of the Merger or the transactions contemplated hereby, and each Person who would otherwise be entitled to a fraction of a share of Purchaser Common Stock (after aggregating all fractional shares of Purchaser Common Stock that otherwise would be received by such holder) shall instead have the number of shares of Purchaser Common Stock issued to such Person rounded down in the aggregate to the nearest whole share of Purchaser Common Stock.

1.12 Effect of Transaction on Merger Sub Stock. At the Effective Time, by virtue of the Merger and without any action on the part of any Party or the holders of any Company Securities or the holders of any shares of capital stock of the Purchaser or Merger Sub, each share of Merger Sub Common Stock outstanding immediately prior to the Effective Time shall be converted into an equal number of shares of common stock of the Surviving Corporation, and shall thereafter constitute the only outstanding shares of capital stock of the Surviving Corporation.

1.13 Taking of Necessary Action; Further Action. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title and possession to all assets, property, rights, privileges, powers and franchises of the Company and Merger Sub, the officers and directors of the Company and Merger Sub are fully authorized in the name of their respective corporations or otherwise to take, and will take, all such lawful and necessary action, so long as such action is not inconsistent with this Agreement.

1.14 Appraisal and Dissenter’s Rights. No Company Stockholder who has validly exercised its appraisal rights pursuant to Section 92A.300 et seq. of the NRS (a “Dissenting Stockholder”) with respect to its Company Stock (such shares, “Dissenting Shares”) shall be entitled to receive any portion of the Stockholder Merger Consideration with respect to the Dissenting Shares owned by such Dissenting Stockholder unless and until such Dissenting Stockholder shall have effectively withdrawn or lost its appraisal rights under the NRS. Each Dissenting Stockholder shall be entitled to receive only the payment resulting from the procedure set forth in Section 92A.300 et seq. of the NRS with respect to the Dissenting Shares owned by such Dissenting Stockholder. The Company shall give the

Annex A-5

Purchaser (i) prompt notice of any written demands for appraisal, attempted withdrawals of such demands, and any other instruments served pursuant to applicable Laws that are received by the Company relating to any Dissenting Stockholder’s rights of appraisal and (ii) the opportunity to participate in all negotiations and proceedings with respect to demand for appraisal under the NRS. The Company shall not, except with the prior written consent of the Purchaser, voluntarily make any payment with respect to any demands for appraisal, offer to settle or settle any such demands or approve any withdrawal of any such demands. Notwithstanding anything to the contrary contained in this Agreement, for all purposes of this Agreement, the Stockholder Merger Consideration (including Escrow Shares) shall be reduced by the Pro Rata Share of any Dissenting Stockholders attributable to any Dissenting Shares and the Dissenting Stockholders shall have no rights to any portion of the Merger Consideration (or Escrow Shares) with respect to any Dissenting Shares.

1.15 Escrow.

(a) At or prior to the Closing, the Purchaser Representative, the Seller Representative and a third-party escrow agent mutually acceptable to the Purchaser and the Company, as escrow agent (the “Escrow Agent”), shall enter into an Escrow Agreement, effective as of the Effective Time, in form and substance reasonably satisfactory to the Purchaser and the Company (the “Escrow Agreement”), pursuant to which the Purchaser shall issue to the Escrow Agent a number of shares of Purchaser Common Stock equal to five percent (5%) of the Merger Consideration (the “Escrow Amount”) (together with any equity securities paid as dividends or distributions with respect to such shares or into which such shares are exchanged or converted, the “Escrow Shares”) to be held, along with any other dividends, distributions or other income on the Escrow Shares (together with the Escrow Shares, the “Escrow Property”), in a segregated escrow account (the “Escrow Account”) and disbursed therefrom in accordance with Article VI hereof and the Escrow Agreement. The Escrow Property shall be allocated among and transferred to the Company Stockholders pro rata based on their respective Pro Rata Share. The Escrow Property shall serve as the sole source of payment for the obligations of the Company Stockholders pursuant to Article VI (other than for Fraud Claims). Unless otherwise required by Law, all distributions made from the Escrow Account shall be treated by the Parties as an adjustment to the number of shares of Stockholder Merger Consideration received by the Company Stockholders pursuant to Article I hereof.

(b) The Escrow Property shall not be subject to any indemnification claim with respect the extent made after the date that is two (2) years after the Closing Date (the “Escrow Expiration Date”); provided, however, with respect to (x) any indemnification claims made in accordance with Article VI hereof (including with respect to the required timing of Claim Notices) that remain unresolved at the time of the Escrow Expiration Date (“Pending Claims”), all or a portion of the Escrow Property reasonably necessary to satisfy such Pending Claims (as determined based on the amount of the indemnification claim included in the Claim Notice provided by the Purchaser Representative under Article VI and the Purchaser Share Price as of the Escrow Expiration Date) shall remain in the Escrow Account until such time as such Pending Claim shall have been finally resolved and paid pursuant to the provisions of Article VI. After the Escrow Expiration Date, any Escrow Property remaining in the Escrow Account that is not subject to Pending Claims, if any, and not subject to resolved but unpaid claims in favor of an Indemnified Party, shall be transferred by the Escrow Agent to the Company Stockholders that have previously delivered the Transmittal Documents in accordance with Section 1.11, with each such Company Stockholder receiving its Pro Rata Share of such Escrow Property. Promptly after the final resolution of all Pending Claims and payment of all indemnification obligations in connection therewith, the Escrow Agent shall transfer any remaining Escrow Property remaining in the Escrow Account to the Company Stockholders that have previously delivered the Transmittal Documents in accordance with Section 1.11, with each such Company Stockholder receiving its Pro Rata Share of such Escrow Property.

Article II
CLOSING

2.1 Closing. Subject to the satisfaction or waiver of the conditions set forth in Article VII, the consummation of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of Ellenoff Grossman & Schole LLP, counsel to the Purchaser, 1345 Avenue of the Americas, New York, NY 10105, on a date and at a time to be agreed upon by the Purchaser and the Company, which date shall be no later than the second (2nd) Business Day after all the Closing conditions to this Agreement have been satisfied or waived, or at such other date, time or place (including remotely) as the Purchaser and the Company may agree (the date and time at which the Closing is actually held being the “Closing Date”).

Annex A-6

Article III
REPRESENTATIONS AND WARRANTIES OF THE PURCHASER AND MERGER SUB

Except as set forth in (i) the disclosure schedules delivered by the Purchaser and Merger Sub to the Company on the date hereof (the “Purchaser Disclosure Schedules”), the Section numbers of which are numbered to correspond to the Section numbers of this Agreement to which they refer (provided, however, that an item disclosed in any Section of the Purchaser Disclosure Schedules shall be deemed to have been disclosed with respect to all other Sections of this Article III to which the relevance of such disclosure is reasonably apparent on its face), or (ii) the Purchaser SEC Reports that are available on the SEC’s web site through EDGAR, the Purchaser represents and warrants to the Company, as of the date hereof and as of the Closing, as follows:

3.1 Organization and Standing. The Purchaser and Merger Sub are each companies duly incorporated or organized (as the case may be), validly existing and in good standing under the Laws of the jurisdiction of its incorporation or organization. Each of the Purchaser and Merger Sub has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted. Each of the Purchaser and Merger Sub is duly qualified or licensed and in good standing to do business in each jurisdiction in which the character of the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so qualified or licensed or in good standing can be cured without material cost or expense. Each of the Purchaser and Merger Sub has heretofore made available to the Company accurate and complete copies of its Organizational Documents, as currently in effect. Each of the Purchaser and Merger Sub is not in violation of any provision of its Organizational Documents in any material respect.

3.2 Authorization; Binding Agreement. Each of the Purchaser and Merger Sub has all requisite corporate power and authority to execute and deliver this Agreement and each Ancillary Document to which it is a party, to perform the Purchaser’s and Merger Sub’s respective obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby, subject to obtaining the Required Purchaser Stockholder Approval. The execution and delivery of this Agreement and each Ancillary Document to which it is a party and the consummation of the transactions contemplated hereby and thereby (a) have been duly and validly authorized by the board of directors of the Purchaser and Merger Sub, and (b) other than the Required Purchaser Stockholder Approval, no other corporate proceedings, other than as set forth elsewhere in the Agreement, on the part of the Purchaser or Merger Sub are necessary to authorize the execution and delivery of this Agreement and each Ancillary Document to which it is a party or to consummate the transactions contemplated hereby and thereby. On or prior to the date of this Agreement, the Purchaser’s and Merger Sub’s boards of directors, by resolutions adopted at a meeting duly called and held or by unanimous written consent, (i) determined that this Agreement and the transactions contemplated hereby, including the Merger, are advisable, fair to and in the best interests of the Purchaser’s stockholders in accordance with the DGCL and NRS, as applicable, (ii) approved and adopted this Agreement, the Merger and the other transactions contemplated by this Agreement in accordance with the DGCL and NRS, as applicable, and the Purchaser’s and Merger Sub’s Organizational Documents, (iii) resolved to recommend that the Purchaser’s stockholders vote in favor of the approval of this Agreement, the Merger and the other Purchaser Stockholder Approval Matters in accordance with the DGCL and NRS, as applicable, and the Purchaser’s and Merger Sub’s Organizational Documents (the “Purchaser Recommendation”) and (iv) directed that this Agreement and the other Purchaser Stockholder Approval Matters be submitted to the Purchaser’s stockholders for their approval and adoption. This Agreement has been, and each Ancillary Document to which each of the Purchaser and Merger Sub is a party shall be when delivered, duly and validly executed and delivered by the Purchaser and Merger Sub and, assuming the due authorization, execution and delivery of this Agreement and such Ancillary Documents by the other parties hereto and thereto, constitutes, or when delivered shall constitute, the valid and binding obligation of the Purchaser and Merger Sub, enforceable against the Purchaser and Merger Sub in accordance with its terms, except to the extent that enforceability thereof may be limited by applicable bankruptcy, insolvency, reorganization and moratorium laws and other laws of general application affecting the enforcement of creditors’ rights generally or by any applicable statute of limitation or by any valid defense of set-off or counterclaim, and the fact that equitable remedies or relief (including the remedy of specific performance) are subject to the discretion of the court from which such relief may be sought (collectively, the “Enforceability Exceptions”). The Purchaser Support Agreements, when delivered by the Purchaser, will include holders of Purchaser Stock representing at least the Required Purchaser Stockholder Approval, and such Purchaser Support Agreements will be in full force and effect.

Annex A-7

3.3 Capitalization.

(a) The authorized shares of the Purchaser consist of (i) 250,000,000 shares of Common stock with a par value of $0.001 per share (the “Purchaser Common Stock”), of which 129,566,207 shares are issued and outstanding as of the date hereof; and (ii) 5,000,000 preferred shares with a par value of $0.001 per share, of which no shares are issued and outstanding; provided that, upon the effectiveness of the Amended Purchaser Certificate of Incorporation, the authorized capital stock of the Purchaser shall be as set forth therein. The issued and outstanding Purchaser Securities as of the date of this Agreement are set forth on Schedule 3.3(a). All outstanding shares of Purchaser Common Stock are duly authorized, validly issued, fully paid and non-assessable and not subject to or issued in violation of any purchase option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the DGCL, the Purchaser’s Organizational Documents or any Contract to which Purchaser is a party. All of the outstanding Purchaser Securities have been granted, offered, sold and issued in compliance with all applicable securities Laws.

(b) Prior to giving effect to the Merger, Merger Sub is authorized to issue 1,000 shares of Merger Sub Common Stock, of which 1,000 shares are issued and outstanding, and all of which are owned by the Purchaser.

(c) Except as set forth in Schedule 3.3(a) or Schedule 3.3(c), there are no (i) outstanding options, warrants, puts, calls, convertible securities, preemptive, first refusal, first offer or similar rights, (ii) bonds, debentures, notes or other Indebtedness having general voting rights or that are convertible or exchangeable into securities having such rights or (iii) subscriptions or other rights, agreements, arrangements, Contracts or commitments of any character (other than this Agreement and the Ancillary Documents), (A) relating to the issued or unissued shares of the Purchaser or (B) obligating Purchaser to issue, transfer, deliver or sell or cause to be issued, transferred, delivered, sold or repurchased any options or shares or securities convertible into or exchangeable for such shares, or (C) obligating Purchaser to grant, extend or enter into any such option, warrant, call, subscription or other right, agreement, arrangement or commitment for such capital shares. There are no outstanding obligations of the Purchaser to repurchase, redeem or otherwise acquire any shares of the Purchaser or to provide funds to make any investment (in the form of a loan, capital contribution or otherwise) in any Person. Except as set forth in Schedule 3.3(c), there are no stockholders agreements, proxies, voting trusts or other agreements or understandings to which the Purchaser is a party (or, to the Purchaser’s Knowledge, to which it is not a party) with respect to the voting of any shares of the Purchaser.

(d) All Indebtedness of the Purchaser as of the date of this Agreement is disclosed on Schedule 3.3(d). No Indebtedness of the Purchaser contains any restriction upon (i) the prepayment of any of such Indebtedness, (ii) the incurrence of Indebtedness by the Purchaser or (iii) the ability of the Purchaser to grant any Lien on its properties or assets.

(e) Since the date of formation of the Purchaser, and except as contemplated by this Agreement, the Purchaser has not declared or paid any distribution or dividend in respect of its shares and has not repurchased, redeemed or otherwise acquired any of its shares, and the Purchaser’s board of directors has not authorized any of the foregoing.

3.4 Subsidiaries. Schedule 3.4 sets forth the name of each Subsidiary of the Purchaser, and with respect to each Purchaser (a) its jurisdiction of organization, (b) its authorized shares or other equity interests (if applicable), (c) the number of issued and outstanding shares or other equity interests and the record holders and beneficial owners thereof and (d) its Tax election to be treated as a corporate or a disregarded entity under the Code and any state or applicable non-U.S. Tax laws, if any. Except as otherwise described in Schedule 3.4, all of the outstanding equity securities of each Subsidiary of the Purchaser are duly authorized and validly issued, fully paid and non-assessable (if applicable), and were offered, sold and delivered in compliance with all applicable securities Laws, and owned by one or more of the Purchaser or its Subsidiaries free and clear of all Liens (other than those, if any, imposed by such Subsidiary’s Organizational Documents and applicable securities Laws). There are no Contracts to which the Purchaser or any of its Affiliates is a party or bound with respect to the voting (including voting trusts or proxies) of the equity interests of any Subsidiary of the Purchaser other than the Organizational Documents of any such Subsidiary. There are no outstanding or authorized options, warrants, rights, agreements, subscriptions, convertible securities or commitments to which any Subsidiary of the Purchaser is a party or which are binding upon any Subsidiary of the Purchaser providing for the issuance or redemption of any equity interests of any Subsidiary of the Company. There are no outstanding equity appreciation, phantom equity, profit participation or similar rights

Annex A-8

granted by any Subsidiary of the Purchaser. No Subsidiary of the Purchaser has any limitation, whether by Contract, Order or applicable Law, on its ability to make any distributions or dividends to its equity holders or repay any debt owed to the Purchaser or another Subsidiary of the Purchaser. Except for the equity interests of the Subsidiaries listed on Schedule 3.4, other than pursuant to this Agreement, the Purchaser does not own or have any rights to acquire, directly or indirectly, any equity interests of, or otherwise Control, any Person. None of the Purchaser or its Subsidiaries is a participant in any joint venture, partnership or similar arrangement. Except as set forth on Schedule 3.4, there are no outstanding contractual obligations of the Purchaser or its Subsidiaries to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any other Person.

3.5 Governmental Approvals. Except as otherwise described in Schedule 3.5, no Consent of or with any Governmental Authority, on the part of the Purchaser is required to be obtained or made in connection with the execution, delivery or performance by the Purchaser of this Agreement and each Ancillary Document to which it is a party or the consummation by the Purchaser of the transactions contemplated hereby and thereby, other than (a) pursuant to Antitrust Laws, (b) such filings as contemplated by this Agreement, (c) any filings required with Nasdaq or the SEC with respect to the transactions contemplated by this Agreement, (d) applicable requirements, if any, of the Securities Act, the Exchange Act, and/ or any state “blue sky” securities Laws, and the rules and regulations thereunder, and (e) where the failure to obtain or make such Consents or to make such filings or notifications, would not reasonably be expected to have a Material Adverse Effect on the Purchaser.

3.6 Non-Contravention. Except as otherwise described in Schedule 3.6, the execution and delivery by the Purchaser and Merger Sub of this Agreement and each Ancillary Document to which each is a party, the consummation by the Purchaser and Merger Sub of the transactions contemplated hereby and thereby, and compliance by the Purchaser and Merger Sub with any of the provisions hereof and thereof, will not (a) conflict with or violate any provision of the Purchaser’s and Merger Sub’s Organizational Documents, (b) subject to obtaining the Consents from Governmental Authorities referred to in Section 3.5 hereof, and the waiting periods referred to therein having expired, and any condition precedent to such Consent or waiver having been satisfied, conflict with or violate any Law, Order or Consent applicable to the Purchaser, Merger Sub or any of their respective properties or assets, or (c) (i) violate, conflict with or result in a breach of, (ii) constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, (iii) result in the termination, withdrawal, suspension, cancellation or modification of, (iv) accelerate the performance required by the Purchaser or Merger Sub under, (v) result in a right of termination or acceleration under, (vi) give rise to any obligation to make payments or provide compensation under, (vii) result in the creation of any Lien upon any of the properties or assets of the Purchaser or Merger Sub under, (viii) give rise to any obligation to obtain any third party Consent or provide any notice to any Person or (ix) give any Person the right to declare a default, exercise any remedy, claim a rebate, chargeback, penalty or change in delivery schedule, accelerate the maturity or performance, cancel, terminate or modify any right, benefit, obligation or other term under, any of the terms, conditions or provisions of, any Purchaser Material Contract, except for any deviations from any of the foregoing clauses (a), (b) or (c) that would not reasonably be expected to have a Material Adverse Effect on the Purchaser.

3.7 SEC Filings and Purchaser Financials.

(a) Except as set forth on Schedule 3.7, the Purchaser, since January 1, 2020, has filed all forms, reports, schedules, statements, registration statements, prospectuses and other documents required to be filed or furnished by the Purchaser with the SEC under the Securities Act and/or the Exchange Act, together with any amendments, restatements or supplements thereto, and will file all such forms, reports, schedules, statements and other documents required to be filed subsequent to the date of this Agreement. Except to the extent available on the SEC’s web site through EDGAR, the Purchaser has delivered to the Company copies in the form filed with the SEC of all of the following: (i) the Purchaser’s annual reports on Form 10-K for each fiscal year of the Purchaser beginning with the first year the Purchaser was required to file such a form, (ii) the Purchaser’s quarterly reports on Form 10-Q for each fiscal quarter that the Purchaser filed such reports to disclose its quarterly financial results in each of the fiscal years of the Purchaser referred to in clause (i) above, (iii) all other forms, reports, registration statements, prospectuses and other documents (other than preliminary materials) filed by the Purchaser with the SEC since the beginning of the first fiscal year referred to in clause (i) above (the forms, reports, registration statements, prospectuses and other documents referred to in clauses (i), (ii) and (iii) above, whether or not available through EDGAR, are, collectively, the “Purchaser SEC Reports”) and (iv) all certifications and statements required by (A) Rules 13a-14 or 15d-14 under the Exchange Act, and (B) 18 U.S.C. §1350 (Section 906 of SOX) with respect
Annex A-9

to any report referred to in clause (i) above (collectively, the “Purchaser Public Certifications”). The Purchaser SEC Reports (x) were prepared in all material respects in accordance with the requirements of the Securities Act and the Exchange Act, as the case may be, and the rules and regulations thereunder and (y) did not, as of their respective effective dates (in the case of Purchaser SEC Reports that are registration statements filed pursuant to the requirements of the Securities Act) and at the time they were filed with the SEC (in the case of all other Purchaser SEC Reports) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading, and the Purchaser Public Certifications are each true as of their respective dates of filing. As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC with respect to any Purchaser SEC Reports. None of the Purchaser SEC Reports filed on or prior to the date of this Agreement is subject to ongoing SEC review or investigations as of the date of this Agreement. As used in this Section 3.7, the term “file” shall be broadly construed to include any manner permitted by SEC rules and regulations in which a document or information is furnished, supplied or otherwise made available to the SEC. As of the date of this Agreement, (A) the Purchaser Public Units, the Purchaser Common Stock and the Purchaser Public Warrants are listed on Nasdaq, (B) the Purchaser has not received any written deficiency notice from Nasdaq relating to the continued listing requirements of such Purchaser Securities, (C) there are no Actions pending or threatened in writing against the Purchaser by the Financial Industry Regulatory Authority with respect to any intention by such entity to suspend, prohibit or terminate the quoting of such Purchaser Securities on Nasdaq and (D) such Purchaser Securities are in compliance with all of the applicable corporate governance rules of Nasdaq.

(b) The financial statements and notes of the Purchaser contained or incorporated by reference in the Purchaser SEC Reports (the “Purchaser Financials”), fairly present in all material respects the financial position and the results of operations, changes in stockholders’ equity, and cash flows of the Purchaser at the respective dates of and for the periods referred to in such financial statements, all in accordance with (i) GAAP methodologies applied on a consistent basis throughout the periods involved; (ii) contain and reflect all necessary adjustments and accruals for a fair representations of the Purchaser’s financial condition as of their dates; (iii) contain and reflect adequate provisions for all material Liabilities for all material Taxes applicable to the Purchaser with respect to the periods then ended; and (iv) Regulation S-X or Regulation S-K, as applicable (except as may be indicated in the notes thereto and for the omission of notes and audit adjustments in the case of unaudited quarterly financial statements to the extent permitted by Regulation S-X or Regulation S-K, as applicable, which are not expected to be material in amount).

(c) The Purchaser is not subject to any Liabilities required to be reflected on a balance sheet prepared in accordance with GAAP, except for those that are either (i) adequately reflected or reserved on or provided for in the Purchaser Financials or (ii) not material and that were incurred since the most recent Purchaser Financials in the ordinary course of business consistent with past practice (other than Liabilities for breach of any Contract or violation of any law).

3.8 Absence of Certain Changes. Except as set forth on Schedule 3.8, since January 1, 2022, the Purchaser has (a) conducted its business in all material respects in the ordinary course of business consistent with past practice, (b) not been subject to a Material Adverse Effect and (c) has not taken any action or committed or agreed to take any action that would be prohibited by Section 5.3(b) (without giving effect to Schedule 5.3) if such action were taken on or after the date hereof without the consent of the Company.

3.9 Compliance with Laws. The Purchaser is not and has not been in material conflict or material non-compliance with, or in material default or violation of, nor has the Purchaser received, since January 1, 2017, any written or, to the Knowledge of the Purchaser, oral notice of any material conflict or non-compliance with, or material default or violation of, any applicable Laws by which it or any of its properties, assets, employees, business or operations are or were bound or affected.

3.10 Purchaser Permits. The Purchaser and its Subsidiaries (and their employees who are legally required to be licensed by a Governmental Authority in order to perform his or her duties with respect to his or her employment with the Purchaser or any Subsidiary) hold all Permits necessary to lawfully conduct in all material respects its business as presently conducted, and to own, lease and operate its assets and properties (collectively, the “Purchaser Permits”). The Purchaser has made available to the Company true, correct and complete copies of all material Purchaser Permits, all of which material Purchaser Permits are listed on Schedule 3.10. All of the Purchaser

Annex A-10

Permits are in full force and effect, and no suspension or cancellation of any of the Purchaser Permits is pending or threatened in writing, and none of the Purchaser Permits will be terminated or impaired or become terminable as a result of the transactions contemplated hereby. Neither the Purchaser nor any Subsidiary is in violation in any material respect of the terms of any Purchaser Permit, and neither the Purchaser nor its Subsidiaries have received any written notice of any Actions relating to the revocation or modification of any Purchaser Permit.

3.11 Litigation. Except as described on Schedule 3.11, there is no (a) Action of any nature currently pending or, to the Purchaser’s Knowledge, threatened, nor is there any reasonable basis for any Action to be made (and no such Action has been brought or, to the Purchaser’s Knowledge, threatened in the past five (5) years); or (b) Order now pending or outstanding or that was rendered by a Governmental Authority in the past five (5) years, in either case of (a) or (b) by or against the Purchaser or any Subsidiary, its current or former directors, officers or equity holders (provided, that any litigation involving the directors, officers or equity holders of the Purchaser or a Subsidiary must be related to the Purchaser’s or Subsidiary’s business, equity securities or assets), its business, equity securities or assets. The items listed on Schedule 3.11, if finally determined adversely to the Purchaser or any Subsidiary, will not have, either individually or in the aggregate, a Material Adverse Effect upon the Purchaser or any Subsidiary. In the past five (5) years, none of the current or former officers, senior management or directors of the Purchaser or any Subsidiary have been charged with, indicted for, arrested for, or convicted of any felony or any crime involving fraud.

3.12 Material Contracts.

(a) Schedule 3.12 sets forth a true, correct and complete list of, and the Company has made available to the Purchaser, true, correct and complete copies of, each Contract to which any Target Company is a party or by which any Target Company, or any of its properties or assets are bound or affected (each Contract required to be set forth on Schedule 3.12, a “Purchaser Material Contract”) that:

(i) contains covenants that limit the ability of the Purchaser or any Subsidiary (A) to compete in any line of business or with any Person or in any geographic area or to sell, or provide any service or product or solicit any Person, including any non-competition covenants, employee and customer non-solicit covenants, exclusivity restrictions, rights of first refusal or most-favored pricing clauses or (B) to purchase or acquire an interest in any other Person;

(ii) involves any joint venture, profit-sharing, partnership, limited liability company or other similar agreement or arrangement relating to the formation, creation, operation, management or control of any partnership or joint venture;

(iii) involves any exchange traded, over the counter or other swap, cap, floor, collar, futures contract, forward contract, option or other derivative financial instrument or Contract, based on any commodity, security, instrument, asset, rate or index of any kind or nature whatsoever, whether tangible or intangible, including currencies, interest rates, foreign currency and indices;

(iv) evidences Indebtedness (whether incurred, assumed, guaranteed or secured by any asset) of the Purchaser or any Subsidiary having an outstanding principal amount in excess of $200,000;

(v) involves the acquisition or disposition, directly or indirectly (by merger or otherwise), of assets with an aggregate value in excess of $200,000 (other than in the ordinary course of business consistent with past practice) or shares or other equity interests of the Purchaser or any Subsidiary or another Person;

(vi) relates to any merger, consolidation or other business combination with any other Person or the acquisition or disposition of any other entity or its business or material assets or the sale of the Purchaser or any Subsidiary or their business or material assets;

(vii) by its terms, individually or with all related Contracts, calls for aggregate payments or receipts by the Purchaser and its Subsidiaries under such Contract or Contracts of at least $200,000 per year or $500,000 in the aggregate;

(viii) obligates the Purchaser and its Subsidiaries to provide continuing indemnification or a guarantee of obligations of a third party after the date hereof in excess of $200,000;

Annex A-11

(ix) is between the Purchaser or any Subsidiary and any directors, officers or employees of the Purchaser or any Subsidiary (other than at-will employment arrangements with employees entered into in the ordinary course of business consistent with past practice), including all non-competition, severance and indemnification agreements, or any Purchaser Related Person;

(x) obligates the Purchaser and its Subsidiaries to make any capital commitment or expenditure in excess of $200,000 (including pursuant to any joint venture);

(xi) relates to a material settlement entered into within three (3) years prior to the date of this Agreement or under which the Purchaser or any Subsidiary has outstanding obligations (other than customary confidentiality obligations);

(xii) provides another Person (other than a Subsidiary of the Purchaser, or any manager, director or officer of the Purchaser or any Subsidiary) with a power of attorney;

(xiii) relates to the development, ownership, licensing or use of any material Intellectual Property by, to or from the Purchaser or any Subsidiary, other than Off-the-Shelf Software;

(xiv) that will be required to be filed with the Registration Statement under applicable SEC requirements or would otherwise be required to be filed by the Company as an exhibit for a Form S-1 pursuant to Items 601(b)(1), (2), (4), (9) or (10) of Regulation S-K under the Securities Act as if the Purchaser was the registrant; or

(xv) is otherwise material to the Purchaser and its Subsdiaries and outside of the ordinary course of business and not described in clauses (i) through (xv) above.

(b) Except as disclosed in Schedule 3.12(b), with respect to each Purchaser Material Contract: (i) such Purchaser Material Contract is valid and binding and enforceable in all material respects against the Purchaser or any Subsidiary party thereto and, to the Knowledge of the Purchaser, each other party thereto, and is in full force and effect (except, in each case, as such enforcement may be limited by the Enforceability Exceptions); (ii) the consummation of the transactions contemplated by this Agreement will not affect the validity or enforceability of any Purchaser Material Contract in any material respect; (iii) neither the Purchaser nor any Subsidiary is in breach or default in any material respect, and no event has occurred that with the passage of time or giving of notice or both would constitute a material breach or default by the Purchaser or any Subsidiary, or permit termination or acceleration by the other party thereto, under such Purchaser Material Contract; (iv) to the Knowledge of the Purchaser, no other party to such Purchaser Material Contract is in breach or default in any material respect, and no event has occurred that with the passage of time or giving of notice or both would constitute such a material breach or default by such other party, or permit termination or acceleration by the Purchaser or any Subsidiary, under such Purchaser Material Contract; (v) neither the Purchaser nor any Subsidiary has received written notice of an intention by any party to any such Purchaser Material Contract that provides for a continuing obligation by any party thereto to terminate such Purchaser Material Contract or amend the terms thereof, other than modifications in the ordinary course of business that do not adversely affect the Purchaser or any Subsidiary in any material respect; and (vi) neither the Purchaser nor any Subsidiary has waived any material rights under any such Purchaser Material Contract.

3.13 Intellectual Property.

(a) Schedule 3.13(a) sets forth: (i) all U.S. and foreign registered Patents, Trademarks, Copyrights and Internet Assets and applications owned by ab Purchaser or otherwise used or held for use by Purchaser in which Purchaser is the owner, applicant or assignee (“Purchaser Registered IP”), specifying as to each item, as applicable: (A) the nature of the item, including the title, (B) the owner of the item, (C) the jurisdictions in which the item is issued or registered or in which an application for issuance or registration has been filed and (D) the issuance, registration or application numbers and dates; and (ii) all material unregistered Intellectual Property owned or purported to be owned by Purchaser. Schedule 3.13(a)(ii) sets forth all Intellectual Property licenses, sublicenses and other agreements or permissions (“Purchaser IP Licenses”) (other than “shrink wrap,” “click wrap,” and “off the shelf” software agreements and other agreements for Software commercially available on reasonable terms to the public generally with license, maintenance, support and other fees of less than $50,000 per year (collectively, “Off-the-Shelf Software”), which are not required to be listed, although such licenses are “Purchaser IP Licenses”

Annex A-12

as that term is used herein), under which Purchaser is a licensee or otherwise is authorized to use or practice any Intellectual Property, and such Purchaser IP Licenses describe all such Intellectual Property licenses under such Purchaser IP Licenses. Purchaser owns, free and clear of all Liens (other than Permitted Liens), has valid and enforceable rights in, and has the unrestricted right to use, sell, license, transfer or assign, all Intellectual Property currently used, licensed or held for use by Purchaser, except for the Intellectual Property that is the subject of the Purchaser IP Licenses. To the Knowledge of the Purchaser, no item of Purchaser Registered IP that consists of a pending Patent application fails to identify all pertinent inventors, and for each Patent and Patent application in the Purchaser Registered IP, the Purchaser has obtained valid assignments of inventions from each inventor and have been prepared without material defects in form or substance and are being prosecuted diligently in accordance with all duty of disclosure obligations. To the Knowledge of the Purchaser, all other Purchaser Registered IP and material unregistered Intellectual Property owned or purported to be owned by Purchaser is valid and enforceable. Except as set forth on Schedule 3.13(a)(iii), all Purchaser Registered IP is owned exclusively by the Purchaser without obligation to pay royalties, licensing fees or other fees, or otherwise account to any third party with respect to such Purchaser Registered IP, and Purchaser has recorded assignments of all Purchaser Registered IP.

(b) Purchaser has a valid and enforceable license to use all Intellectual Property that is the subject of the Purchaser IP Licenses. To the Knowledge of the Purchaser, the Purchaser IP Licenses include all of the licenses, sublicenses and other agreements or permissions necessary to operate the business of the Purchaser as presently conducted. Purchaser has performed all obligations imposed on it in the Purchaser IP Licenses, has made all payments required to date, and Purchaser is not, nor is any other party thereto, in breach or default thereunder, nor has any event occurred that with notice or lapse of time or both would constitute a default thereunder. The continued use by Purchaser of the Intellectual Property that is the subject of the Purchaser IP Licenses in the same manner that it is currently being used is not restricted by any applicable license of the Purchaser other than by any applicable terms regarding term and renewal of such licenses. All registrations for Copyrights, Patents, Trademarks and Internet Assets that are owned by or exclusively licensed to Purchaser are valid, in force and in good standing with all required fees and maintenance fees having been paid with no Actions pending, and all current applications to register any Copyrights, Patents and Trademarks are pending and in good standing, and being diligently prosecuted, all without challenge of any kind other than office actions or similar administrative refusals in the ordinary course of seeking governmental recognition of such rights. Purchaser is not party to any Contract that requires Purchaser to assign to any Person all of its rights in any Intellectual Property developed by the Purchaser under such Contract.

(c) Schedule 3.13(c) sets forth all licenses, sublicenses and other agreements or permissions under which Purchaser is the licensor (each, an “Purchaser Outbound IP License”). Purchaser has performed all obligations imposed on it in the Purchaser Outbound IP Licenses, and Purchaser is not, nor, to the Knowledge of the Purchaser, is any other party thereto, in breach or default thereunder, nor has any event occurred that with notice or lapse of time or both would constitute a default thereunder.

(d) No Action is pending or threatened in writing against Purchaser that challenges the validity, enforceability, ownership, or right to use, sell, license or sublicense, or that otherwise relates to, any Intellectual Property currently owned by or licensed to the Purchaser, nor, to the Knowledge of the Purchaser, is there any reasonable basis for any such Action. Purchaser has not received any written notice or claim asserting or suggesting that any infringement, misappropriation, violation, dilution or unauthorized use of the Intellectual Property of any other Person is or may be occurring or has or may have occurred, as a consequence of the business activities of the Purchaser, nor to the Knowledge of the Purchaser is there a reasonable basis therefor. There are no Orders to which Purchaser is a party or its otherwise bound that (i) restrict the rights of the Purchaser to use, transfer, license or enforce any Intellectual Property owned by the Purchaser, (ii) restrict the conduct of the business of the Purchaser in order to accommodate a third Person’s Intellectual Property, or (iii) other than any applicable Purchaser Outbound IP Licenses, grant any third Person any right with respect to any Intellectual Property owned by the Purchaser. To the Knowledge of the Purchaser, Purchaser is not currently nor will be infringing, or has, in the past, infringed, misappropriated or violated any Intellectual Property of any other Person in connection with operating the business of the Purchaser as presently conducted or contemplated to be conducted or in connection with the ownership, use or license of any Intellectual Property owned or purported to be owned by the Purchaser or, to the Knowledge of the Purchaser, otherwise in connection with the conduct of the respective businesses of the Purchaser. To the Purchaser’s Knowledge, no third party is currently, or in the past five (5) years has been, infringing upon, misappropriating or otherwise violating any Intellectual Property owned, licensed by, licensed to, or otherwise used or held for use by the Purchaser in any material respect.

Annex A-13

(e) Except as set forth on Schedule 3.13(e), all officers, directors, employees and independent contractors of the Purchaser (and each of their respective Affiliates) are obligated to assign and have assigned to the Purchaser all Intellectual Property arising from the services performed for Purchaser by such Persons and all such assignments of Purchaser Registered IP have been recorded. No current or former officers, employees or independent contractors of the Purchaser have claimed any ownership interest in any Intellectual Property owned by the Purchaser. To the Knowledge of the Purchaser, there has been no violation of the Purchaser’s policies or practices related to protection of the Purchaser or any confidentiality or nondisclosure Contract relating to the Intellectual Property owned by the Purchaser. The Company has made available to the Purchaser true and complete copies of all written Contracts referenced in subsections under which employees and independent contractors assigned their Intellectual Property to Purchaser. To the Purchaser’s Knowledge, none of the employees of Purchaser is obligated under any Contract, or subject to any Order, that would materially interfere with the use of such employee’s best efforts to promote the interests of the Purchaser, or that would materially conflict with the business of Purchaser as presently conducted or contemplated to be conducted. Purchaser has taken reasonable security measures in order to protect the secrecy, confidentiality and value of the material Purchaser IP.

(f) To the Knowledge of the Purchaser, no Person has obtained unauthorized access to material third party information and data (including personally identifiable information) in the possession of Purchaser, nor has there been any other material compromise of the security, confidentiality or integrity of such information or data, and no written complaint relating to an improper use or disclosure of, or a breach in the security of, any such information or data has been received by the Purchaser. The Purchaser has complied in all material respects with all applicable Laws and Contract requirements relating to privacy, personal data protection, and the collection, processing and use of personal information and its own privacy policies and guidelines. The operation of the business of the Purchaser has not and does not violate any right to privacy or publicity of any third person, or constitute unfair competition or trade practices under applicable Law.

(g) The consummation of any of the transactions contemplated by this Agreement will not result in the material breach, material modification, material cancellation, material termination, material suspension of, or material acceleration of any payments with respect to, or release of source code because of (i) any Contract providing for the license or other use of Intellectual Property owned by the Purchaser, or (ii) any Purchaser IP License.

3.14 Taxes and Returns.

(a) The Purchaser has timely filed, or caused to be timely filed, all material Tax Returns required to be filed by it, which such Tax Returns are accurate and complete in all material respects, and has paid, collected or withheld, or caused to be paid, collected or withheld, all material Taxes required to be paid, collected or withheld, other than such Taxes for which adequate reserves in the Purchaser Financials have been established in accordance with GAAP. Schedule 3.14(a) sets forth each jurisdiction where the Purchaser files or is required to file a Tax Return. There are no audits, examinations, investigations or other proceedings pending against the Purchaser in respect of any Tax, and the Purchaser has not been notified in writing of any proposed Tax claims or assessments against the Purchaser (other than, in each case, claims or assessments for which adequate reserves in the Purchaser Financials have been established in accordance with GAAP or are immaterial in amount). There are no Liens with respect to any Taxes upon any of the Purchaser’s assets, other than Permitted Liens. The Purchaser has no outstanding waivers or extensions of any applicable statute of limitations to assess any material amount of Taxes. There are no outstanding requests by the Purchaser for any extension of time within which to file any Tax Return or within which to pay any Taxes shown to be due on any Tax Return.

(b) Since the date of its formation, the Purchaser has not (i) changed any Tax accounting methods, policies or procedures except as required by a change in Law, (ii) made, revoked, or amended any material Tax election, (iii) filed any amended Tax Returns or claim for refund or (iv) entered into any closing agreement affecting or otherwise settled or compromised any material Tax Liability or refund.

3.15 Real Property. Schedule 3.15 contains a complete and accurate list of all premises currently leased or subleased or otherwise used or occupied by the Purchaser or any Subsidiary for the operation of its business, and of all current leases, lease guarantees, agreements and documents related thereto, including all amendments, terminations and modifications thereof or waivers thereto (collectively, the “Purchaser Real Property Leases”), as

Annex A-14

well as the current annual rent and term under each Purchaser Real Property Lease. The Purchaser has provided to the Company a true and complete copy of each of the Purchaser Real Property Leases. The Purchaser Real Property Leases are valid, binding and enforceable in accordance with their terms and are in full force and effect (except, in each case, as such enforcement may be limited by Enforcement Exceptions). To the Knowledge of the Purchaser, no event has occurred which (whether with or without notice, lapse of time or both or the happening or occurrence of any other event) would constitute a default on the part of the Purchaser or any other party under any of the Purchaser Real Property Leases, and neither the Purchaser nor any Subsidiary has received notice of any such condition. Neither the Purchaser nor any Subsidiary owns or has ever owned any real property or any interest in real property (other than the leasehold interests in the Purchaser Real Property Leases).

3.16 Personal Property. Each item of Personal Property which is currently owned, used or leased by the Purchaser or any Subsidiary with a book value or fair market value of greater than $50,000 is set forth on Schedule 3.16, along with, to the extent applicable, a list of lease agreements, lease guarantees, security agreements and other agreements related thereto, including all amendments, terminations and modifications thereof or waivers thereto (“Purchaser Personal Property Leases”). Except as set forth in Schedule 3.16, all such items of Personal Property are in good operating condition and repair (reasonable wear and tear excepted consistent with the age of such items) in all material respects, and are suitable for their intended use in the business of the Purchaser and its Subsidiaries. The operation of the Purchaser’s and its Subsidiaries’ business as it is now conducted or presently proposed to be conducted is not dependent upon the right to use the Personal Property of Persons other than the Purchaser and its Subsidiaries, except for such Personal Property that is owned, leased or licensed by or otherwise contracted to the Purchaser and its Subsidiaries. The Purchaser has provided to the Company a true and complete copy of each of the Purchaser Personal Property Leases. The Purchaser Personal Property Leases are valid, binding and enforceable in accordance with their terms (except, in each case, as such enforcement may be limited by Enforcement Exceptions) and are in full force and effect in all material respects. To the Knowledge of the Purchaser, no event has occurred which (whether with or without notice, lapse of time or both or the happening or occurrence of any other event) would constitute a default on the part of the Purchaser, any of its Subsidiaries or any other party under any of the Purchaser Personal Property Leases, and neither the Purchaser nor any Subsidiary has received notice of any such condition.

3.17 Title to and Sufficiency of Assets. The Purchaser and each Subsidiary has good and marketable title to, or a valid leasehold interest in or right to use, all of its assets, free and clear of all Liens other than (a) Permitted Liens, (b) the rights of lessors under leasehold interests, (c) Liens specifically identified on the balance sheet as of March 31, 2022 and (d) Liens set forth on Schedule 3.17. The assets (including Intellectual Property rights and contractual rights) of the Purchaser constitute all of the material assets, rights and properties that are currently used in the operation of the businesses of the Purchaser as it is now conducted or that are used or held by the Purchaser for use in the operation of the business of the Purchaser, and taken together, are adequate and sufficient for the operation of the business of the Purchaser as currently conducted.

3.18 Employee Matters.

(a) Neither the Purchaser nor any Subsidiary is a party to any collective bargaining agreement or other Contract covering any group of employees, labor organization or other representative of any of the employees of the Purchaser or any Subsidiary, and the Purchaser has no Knowledge of any activities or proceedings of any labor union or other party to organize or represent such employees. There has not occurred or, to the Knowledge of the Purchaser, been threatened any strike, slow-down, picketing, work-stoppage, or other similar labor activity with respect to any such employees. Schedule 3.18(a) sets forth all unresolved labor controversies (including unresolved grievances and age or other discrimination claims), if any, that are pending or threatened in writing between the Purchaser or any Subsidiary and Persons employed by or providing services as independent contractors to the Purchaser or any Subsidiary. No current officer or key employee of the Purchaser or any Subsidiary has provided the Purchaser or any Subsidiary written notice of his or her plan to terminate his or her employment with the Purchaser or any Subsidiary. No material employee layoff, facility closure or shutdown (whether voluntary or by Law or Order), reduction-in-force, furlough, temporary layoff, material work schedule change or reduction in hours, salary or wages, or other workforce changes affecting Target Company employees has occurred since January 1, 2020, or is currently contemplated, planned or announced, including as a result of COVID-19 or any COVID-19 Measures. Since January 1, 2020, neither the Purchaser nor any Subsidiary has implemented any plant closing or employee layoffs that would trigger notice obligations under the WARN Act.

Annex A-15

(b) The Purchaser and each Subsidiary thereof (i) is and has been in compliance in all material respects with all applicable Laws respecting employment and employment practices, terms and conditions of employment, health and safety and wages and hours, and other Laws relating to discrimination, disability, labor relations, hours of work, payment of wages and overtime wages, pay equity, immigration, workers compensation, working conditions, employee scheduling, occupational safety and health, family and medical leave, and employee terminations, and has not received written notice that there is any pending Action involving unfair labor practices against the Purchaser or any Subsidiary, (ii) is not liable for any material past due arrears of wages or any material penalty for failure to comply with any of the foregoing, and (iii) is not liable for any material payment to any Governmental Authority with respect to unemployment compensation benefits, social security or other benefits or obligations for employees, independent contractors or consultants (other than routine payments to be made in the ordinary course of business and consistent with past practice). There are no Actions pending or threatened in writing against the Purchaser or a Subsidiary brought by or on behalf of any applicant for employment, any current or former employee, any Person alleging to be a current or former employee, or any Governmental Authority, relating to any such Law or regulation, or alleging breach of any express or implied contract of employment, wrongful termination of employment, or alleging any other discriminatory, wrongful or tortious conduct in connection with the employment relationship.

(c) The Purchaser has provided the Company with a complete and accurate list as of the date hereof of all employees of the Target Companies showing for each as of such date (i) the employee’s name, job title or description, employer, location, salary level (including any bonus, commission, deferred compensation or other remuneration payable (other than any such arrangements under which payments are at the discretion of the Purchaser or its Subsidiaries)), and (ii) any wages, salary, bonus, commission or other compensation due and owing to each employee during or for the fiscal year ending December 31, 2021. Except as set forth on Schedule 3.18(c), (A) no employee is a party to a written employment Contract with the Purchaser or any Subsidiary and each is employed “at will”, and (B) the Purchaser and its Subsidiaries have paid in full to all their employees all wages, salaries, commission, bonuses and other compensation due to their employees, including overtime compensation, and neither the Purchaser nor any Subsidiary has any obligation or Liability (whether or not contingent) with respect to severance payments to any such employees under the terms of any written agreement, or commitment or any applicable Law, custom, trade or practice. Except as set forth in Schedule 3.18(c), each employee of the Purchaser and its Subsidiaries has entered into the Purchaser’s standard form of employee non-disclosure, inventions and restrictive covenants agreement with the Purchaser or a Subsidiary (whether pursuant to a separate agreement or incorporated as part of such employee’s overall employment agreement), a copy of which has been made available to the Company by the Purchaser.

(d) Schedule 3.18(d) contains a list of all independent contractors (including consultants) currently engaged by the Purchaser or a Subsidiary, along with the position, the entity engaging such Person, date of retention and rate of remuneration for each such Person. Except as set forth on Schedule 3.18(d), all of such independent contractors are a party to a written Contract with the Purchaser or a Subsidiary. Except as set forth on Schedule 3.18(d), each such independent contractor has entered into customary covenants regarding confidentiality, non-solicitation and assignment of inventions and copyrights in such Person’s agreement with the Purchaser or a Subsidiary, a copy of which has been provided to the Company by the Purchaser. For the purposes of applicable Law, including the Code, all independent contractors who are currently, or within the past six (6) years, have been, engaged by the Purchaser or a Subsidiary are bona fide independent contractors and not employees of the Purchaser or a Subsidiary. Each independent contractor is terminable on fewer than thirty (30) days’ notice, without any obligation of the Purchaser or any Subsidiary to pay a material amount in severance or a termination fee.

3.19 Benefit Plans.

(a) Set forth on Schedule 3.19(a) is a true and complete list of each material Benefit Plan of the Purchaser and its Subsidiaries (each, a “Purchaser Benefit Plan”). With respect to each Purchaser Benefit Plan, there are no funded benefit obligations for which contributions have not been materially made or properly accrued and there are no material unfunded benefit obligations that have not been accounted for by reserves, or otherwise properly footnoted in accordance with GAAP on the Purchaser Financials. Except as set forth on Schedule 3.19(a), neither the Purchaser nor any Subsidiary or has in the past been a member of a “controlled group” for purposes of Section 414(b), (c), (m) or (o) of the Code other than with the Purchaser or another Subsidiary, nor does the Purchaser or any Subsidiary have any Liability with respect to any collectively-bargained for plans, whether or not subject to the provisions of ERISA.

Annex A-16

(b) Each Purchaser Benefit Plan in all material respects is and has been operated in compliance with all applicable Laws in all material respects, including ERISA and the Code. Each Purchaser Benefit Plan which is intended to be “qualified” within the meaning of Section 401(a) of the Code (i) has been determined by the IRS to be so qualified (or is based on a prototype plan which has received a favorable opinion letter) during the period from its adoption to the date of this Agreement and (ii) is funded through a trust exempt from taxation under Section 501(a) of the Code. To the Knowledge of the Purchaser, no fact exists which could adversely affect the qualified status of such Purchaser Benefit Plans or the exempt status of such trusts.

(c) With respect to each Purchaser Benefit Plan, the Purchaser has made available to the Company accurate and complete copies, if applicable, of: (i) all Purchaser Benefit Plan documents and agreements and related trust agreements or annuity Contracts (including any amendments, modifications or supplements thereto); (ii) all summary plan descriptions and material modifications thereto; (iii) the three (3) most recent Forms 5500, if applicable, and annual report, including all schedules thereto; (iv) the most recent annual and periodic accounting of plan assets; (v) the three (3) most recent nondiscrimination testing reports; (vi) the most recent determination letter received from the IRS, if any; (vii) the most recent actuarial valuation; and (viii) all material written communications between the Purchaser or any Subsidiary or any Purchaser Benefit Plan and any Governmental Authority and relating to a Purchaser Benefit Plan within six (6) years preceding the date of this Agreement.

(d) With respect to each Purchaser Benefit Plan: (i) such Purchaser Benefit Plan has been administered and enforced in all material respects in accordance with its terms, the Code and ERISA; (ii) neither the Purchaser nor any Subsidiary nor any employee, officer or director thereof that is a fiduciary (under ERISA) with respect to such Purchaser Benefit Plan has breached any of its fiduciary responsibilities, obligations or duties imposed on it by ERISA; (iii) no Action is pending or threatened in writing (other than routine claims for benefits arising in the ordinary course of administration); (iv) nothing has occurred with respect to any Purchaser Benefit Plan that has subjected the Purchaser or any Subsidiary to any material penalty under Section 502 of ERISA or Section 4975 of the Code; and (v) all contributions and premiums due through the Closing Date have been made in all material respects as required under ERISA or have been fully accrued in all material respects on the Purchaser Financials.

(e) No Purchaser Benefit Plan is, and neither the Purchaser or any Subsidiary or any of their respective ERISA Affiliates sponsors, maintains, contributes to, is required to contribute to, or otherwise has or could reasonably be expected to have any current or contingent Liability under or with respect to, a “defined benefit plan” (as defined in Section 414(j) of the Code), a “multiemployer plan” (as defined in Section 3(37) of ERISA) or a “multiple employer plan” (as described in Section 413(c) of the Code) or is otherwise subject to Title IV of ERISA or Section 412 of the Code. To the Purchaser’s Knowledge, no Purchaser Benefit Plan will become a multiple employer plan with respect to any Target Company immediately after the Closing Date. Neither the Purchaser nor any Subsidiary currently maintains or has ever maintained, or is required currently or has ever been required to contribute to or otherwise participate in, a multiple employer welfare arrangement or voluntary employees’ beneficiary association as defined in Section 501(c)(9) of the Code. For purposes of this Agreement, “ERISA Affiliate” means, with respect to any Person, any Person or entity (whether or not incorporated) that is under common control or treated as one employer under Section 4001(b)(1) of ERISA or Section 414(b), (c), (m) or (o) of the Code.

(f) There is no arrangement under any Purchaser Benefit Plan with respect to any employee that would result in the payment of any amount that by operation of Sections 280G or 162(m) of the Code would not be deductible by the Target Companies and no arrangement exists pursuant to which the Purchaser or any Subsidiary will be required to “gross up” or otherwise compensate any person because of the imposition of any excise tax on a payment to such person.

(g) With respect to each Purchaser Benefit Plan which is a “welfare plan” (as described in Section 3(1) of ERISA): (i) no such plan provides medical or death benefits with respect to current or former employees of the Purchaser or any Subsidiary beyond their termination of employment (other than coverage mandated by Law, which is paid solely by such employees); and (ii) there are no reserves, assets, surplus or prepaid premiums under any such plan. The Purchaser and each Subsidiary has complied with the provisions of Section 601 et seq. of ERISA and Section 4980B of the Code.

Annex A-17

(h) Except as set forth on Schedule 3.19(h), the consummation of the transactions contemplated by this Agreement and the Ancillary Documents will not: (i) entitle any individual to severance pay, unemployment compensation or other benefits or compensation; or (ii) accelerate the time of payment or vesting, or increase the amount of any compensation due, or in respect of, any individual. Neither the Purchaser nor any Subsidiary has incurred any Liability for any Tax imposed under Chapter 43 of the Code or civil liability under Section 502(i) or (l) of ERISA.

(i) Each Purchaser Benefit Plan that constitutes, in any part, a “nonqualified deferred compensation plan” (as defined in Section 409A of the Code) is listed on Schedule 3.19(i) and has been, in all material respects, in documentary and operational compliance with Section 409A of the Code and all applicable IRS guidance promulgated thereunder. There is no Contract or plan to which the Purchaser or any Subsidiary is a party or by which it is bound to compensate any employee, consultant or director for penalty taxes incurred pursuant to Section 409A of the Code.

3.20 Environmental Matters. Except as set forth in Schedule 3.20:

(a) Each of the Purchaser and its Subsidiaries is and has been in compliance in all material respects with all applicable Environmental Laws, including obtaining, maintaining in good standing, and complying in all material respects with all Permits required for its business and operations by Environmental Laws (“Environmental Permits”), no Action is pending or threatened in writing to revoke, modify, or terminate any such Environmental Permit, and, to the Purchaser’s Knowledge, no facts, circumstances, or conditions currently exist that could adversely affect such continued compliance in all material respects with Environmental Laws and Environmental Permits or require capital expenditures to achieve or maintain such continued compliance with Environmental Laws and Environmental Permits.

(b) Neither the Purchaser nor any of its Subsidiaries is the subject of any outstanding Order or Contract with any Governmental Authority or other Person in respect of any (i) Environmental Laws, (ii) Remedial Action, or (iii) Release or threatened Release of a Hazardous Material. Neither the Purchaser nor any Subsidiary has assumed, contractually or by operation of Law, any Liabilities or obligations under any Environmental Laws.

(c) No Action has been made or is pending or threatened in writing against the Purchaser or any Subsidiary or any assets of the Purchaser or any Subsidiary alleging either or both that the Purchaser or any Subsidiary may be in material violation of any Environmental Law or Environmental Permit or may have any material Liability under any Environmental Law.

(d) Neither the Purchaser nor any Subsidiary has manufactured, treated, stored, disposed of, arranged for or permitted the disposal of, generated, handled or Released any Hazardous Material, or owned or operated any property or facility, in a manner that has given or would reasonably be expected to give rise to any material Liability or material obligation under applicable Environmental Laws. No fact, circumstance, or condition exists in respect of the Purchaser or any Subsidiary or any property currently or formerly owned, operated, or leased by the Purchaser or any Subsidiary or any property to which a Target Company arranged for the disposal or treatment of Hazardous Materials that would reasonably be expected to result in the Purchaser or any Subsidiary incurring any material Environmental Liabilities.

(e) There is no investigation of the business, operations, or currently owned, operated, or leased property of the Purchaser or any Subsidiary or, to the Purchaser’s Knowledge, previously owned, operated, or leased property of the Purchaser or any Subsidiary pending or threatened in writing that would lead to the imposition of any Liens under any Environmental Law or material Environmental Liabilities.

(f) To the Knowledge of the Purchaser, there is not located at any of the properties of the Purchaser or any Subsidiary any (i) underground storage tanks, (ii) asbestos-containing material, or (iii) equipment containing polychlorinated biphenyls.

(g) The Purchaser has provided to the Company all environmentally related site assessments, audits, studies, reports, analysis and results of investigations that have been performed in respect of the currently or previously owned, leased, or operated properties of the Purchaser or any Subsidiary.

Annex A-18

3.21 . Transactions with Related Persons. Except as set forth on Schedule 3.21, neither Purchaser nor its Subsidiaries, nor, with respect of the foregoing, any of its officers, directors, managers, employees, trustee or beneficiary of Purchaser or any of its Affiliates, nor any immediate family member of any of the foregoing (whether directly or indirectly through an Affiliate of such Person) (each of the foregoing, a “Purchaser Related Person”) is presently, or in the past three (3) years, has been, a party to any transaction with Purchaser, including any Contract or other arrangement (a) providing for the furnishing of services by (other than as officers, directors or employees of the Purchaser), (b) providing for the rental of real property or Personal Property from or (c) otherwise requiring payments to (other than for services or expenses as directors, officers or employees of the Purchaser in the ordinary course of business consistent with past practice) any Purchaser Related Person or any Person in which any Purchaser Related Person has an interest as an owner, officer, manager, director, trustee or partner or in which any Purchaser Related Person has any direct or indirect interest (other than the ownership of securities representing no more than two percent (2%) of the outstanding voting power or economic interest of a publicly traded company). Except as set forth on Schedule 3.21, neither the Purchaser nor any Subsidiary has outstanding any Contract or other arrangement or commitment with any Purchaser Related Person, and no Purchaser Related Person owns any real property or Personal Property, or right, tangible or intangible (including Intellectual Property) which is used in the business of Purchaser. The assets of the Purchaser do not include any receivable or other obligation from a Purchaser Related Person, and the liabilities of the Purchaser do not include any payable or other obligation or commitment to any Purchaser Related Person.

3.22 Purchaser Insurance.

(a) Schedule 3.22(a) lists all insurance policies (by policy number, insurer, coverage period, coverage amount, annual premium and type of policy) held by the Purchaser or any of its Subsidiaries relating to the Purchaser or its Subsidiaries or their respective businesses, properties, assets, directors, officers and employees, copies of which have been provided to the Company. All premiums due and payable under all such insurance policies have been timely paid and the Purchaser and it Subsidiaries are otherwise in material compliance with the terms of such insurance policies. Each such insurance policy (i) is legal, valid, binding, enforceable and in full force and effect and (ii) will continue to be legal, valid, binding, enforceable, and in full force and effect on identical terms following the Closing. Neither the Purchaser nor any Subsidiary has any self-insurance or co-insurance programs. Since January 1, 2020, neither the Purchaser nor any Subsidiary has received any notice from, or on behalf of, any insurance carrier relating to or involving any adverse change or any change other than in the ordinary course of business, in the conditions of insurance, any refusal to issue an insurance policy or non-renewal of a policy.

(b) Schedule 3.22(b) identifies each individual insurance claim in excess of $50,000 made by the Purchaser or any Subsidiary since January 1, 2020. Each of the Purchaser and its Subsidiaries has reported to its insurers all claims and pending circumstances that would reasonably be expected to result in a claim, except where such failure to report such a claim would not be reasonably likely to be material to the Purchaser and its Subsidiaries. To the Knowledge of the Purchaser, no event has occurred, and no condition or circumstance exists, that would reasonably be expected to (with or without notice or lapse of time) give rise to or serve as a basis for the denial of any such insurance claim. Neither the Purchaser nor any of its Subsidiaries has made any claim against an insurance policy as to which the insurer is denying coverage.

3.23 Top Purchaser Customers and Top Purchaser Suppliers. Schedule 3.23 lists, by dollar volume received or paid, as applicable, for each of (a) the twelve (12) months ended on December 31, 2020 and (b) the period from January 1, 2021 through March 31, 2022, the ten (10) largest customers of the Purchaser and its Subsidiaries (the “Top Purchaser Customers”) and the ten largest suppliers of goods or services to the Purchaser and its Subsidiaries (the “Top Purchaser Suppliers”), along with the amounts of such dollar volumes. The relationships of the Purchaser and its Subsidiaries with such suppliers and customers are good commercial working relationships and (i) no Top Purchaser Supplier or Top Purchaser Customer within the last twelve (12) months has cancelled or otherwise terminated, or, to the Purchaser’s Knowledge, intends to cancel or otherwise terminate, any material relationships of such Person with the Purchaser or its Subsidiaries, (ii) no Top Purchaser Supplier or Top Purchaser Customer has during the last twelve (12) months decreased materially or, to the Purchaser’s Knowledge, threatened to stop, decrease or limit materially, or intends to modify materially its material relationships with the Purchaser or its Subsidiaries or intends to stop, decrease or limit materially its products or services to the Purchaser or its

Annex A-19

Subsidiaries or its usage or purchase of the products or services of the Purchaser or its Subsidiaries, (iii) to the Purchaser’s Knowledge, no Top Purchaser Supplier or Top Purchaser Customer intends to refuse to pay any amount due to the Purchaser or its Subsidiaries or seek to exercise any remedy against the Purchaser or its Subsidiaries, (iv) neither the Purchaser nor any Subsidiary has within the past two (2) years been engaged in any material dispute with any Top Purchaser Supplier or Top Purchaser Customer, and (v) to the Purchaser’s Knowledge, the consummation of the transactions contemplated in this Agreement and the Ancillary Documents will not adversely affect the relationship of the Purchaser or any Subsidiary with any Top Purchaser Supplier or Top Purchaser Customer.

3.24 Certain Business Practices.

(a) Neither the Purchaser, nor any of its Representatives acting on its behalf, has (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (ii) made any unlawful payment to foreign or domestic government officials or employees, to foreign or domestic political parties or campaigns or violated any provision of the U.S. Foreign Corrupt Practices Act of 1977 or any other local or foreign anti-corruption or bribery Law, (iii) made any other unlawful payment or (iv) since the formation of the Purchaser, directly or indirectly, given or agreed to give any unlawful gift or similar benefit in any material amount to any customer, supplier, governmental employee or other Person who is or may be in a position to help or hinder the Purchaser or assist it in connection with any actual or proposed transaction.

(b) The operations of the Purchaser are and have been conducted at all times in material compliance with money laundering statutes in all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Authority, and no Action involving the Purchaser with respect to any of the foregoing is pending or threatened in writing.

(c) None of the Purchaser or any of its directors or officers, or, to the Knowledge of the Purchaser, any other Representative acting on behalf of the Purchaser is currently identified on the specially designated nationals or other blocked person list or otherwise currently subject to any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department (“OFAC”), and the Purchaser has not, in the last five (5) fiscal years, directly or indirectly, used any funds, or loaned, contributed or otherwise made available such funds to any Subsidiary, joint venture partner or other Person, in connection with any sales or operations in any other country sanctioned by OFAC or for the purpose of financing the activities of any Person currently subject to, or otherwise in violation of, any U.S. sanctions administered by OFAC.

3.25 Finders and Brokers. Except as set forth on Schedule 3.25, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission from the Purchaser, the Target Companies or any of their respective Affiliates in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of the Purchaser.

3.26 Investment Company Act. Purchaser is not an “investment company”, a Person directly or indirectly “controlled” by or acting on behalf of an “investment company” or required to register as an “investment company”, in each case within the meaning of the Investment Company Act of 1940, as amended.

3.27 Independent Investigation. The Purchaser has conducted its own independent investigation, review and analysis of the business, results of operations, prospects, condition (financial or otherwise) or assets of the Purchaser, and acknowledges that it has been provided adequate access to the personnel, properties, assets, premises, books and records, and other documents and data of the Purchaser for such purpose. The Purchaser acknowledges and agrees that: (a) in making its decision to enter into this Agreement and to consummate the transactions contemplated hereby, it has relied solely upon its own investigation and the express representations and warranties of the Company set forth in this Agreement (including the related portions of the Company Disclosure Schedules) and in any certificate delivered to the Purchaser pursuant hereto, and the information provided by or on behalf of the Company for the Registration Statement; and (b) none of the Company nor its respective Representatives have made any representation or warranty as to the Purchaser, or this Agreement, except as expressly set forth in this Agreement (including the related portions of the Company Disclosure Schedules) or in any certificate delivered to the Purchaser pursuant hereto, or with respect to the information provided by or on behalf of the Company for the Registration Statement.

Annex A-20

3.28 Information Supplied. None of the information supplied or to be supplied by the Purchaser expressly for inclusion or incorporation by reference: (a) in any current report on Form 8-K, and any exhibits thereto or any other report, form, registration or other filing made with any Governmental Authority or stock exchange with respect to the transactions contemplated by this Agreement or any Ancillary Documents; (b) in the Registration Statement; or (c) in the mailings or other distributions to the Purchaser’s stockholders and/or prospective investors with respect to the consummation of the transactions contemplated by this Agreement or in any amendment to any of documents identified in (a) through (c), will, when filed, made available, mailed or distributed, as the case may be, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. None of the information supplied or to be supplied by the Purchaser expressly for inclusion or incorporation by reference in any of the Signing Press Release, the Signing Filing, the Closing Press Release and the Closing Filing will, when filed or distributed, as applicable, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, the Purchaser makes no representation, warranty or covenant with respect to any information supplied by or on behalf of the Company or any of its Affiliates.

3.29 Ownership of Stockholder Merger Consideration. All shares of Purchaser Common Stock to be issued and delivered to the Company Stockholders as Stockholder Merger Consideration in accordance with Article I shall be issued in compliance with all applicable securities Laws and, upon issuance and delivery of such Purchaser Common Stock, be fully paid and non-assessable, free and clear of all Liens, other than restrictions arising from applicable securities Laws, any applicable Company Lock-Up Agreement, the Escrow Agreement, and any Liens incurred by any Company Stockholder, and the issuance and sale of such Purchaser Common Stock pursuant hereto will not be subject to or give rise to any preemptive rights or rights of first refusal or first offer.

3.30 Merger Sub Activities. Since its formation, Merger Sub has not engaged in any business activities other than as contemplated by this Agreement, does not own directly or indirectly any ownership, equity, profits or voting interest in any Person and has no assets or Liabilities except those incurred in connection with this Agreement and the Ancillary Documents to which it is a party and the Transactions, and, other than this Agreement and the Ancillary Documents to which it is a party, Merger Sub is not party to or bound by any Contract.

3.31 No Other Representations. Except for the representations and warranties expressly made by the Purchaser in this Article III (as modified by the Purchaser Disclosure Schedules and the Purchaser SEC Reports) or as expressly set forth in an Ancillary Document, neither the Purchaser nor any other Person on its behalf makes any express or implied representation or warranty with respect to any of the Purchaser or Merger Sub or their respective business, operations, assets or Liabilities, or the transactions contemplated by this Agreement or any of the other Ancillary Documents, and the Purchaser and Merger Sub each hereby expressly disclaims any other representations or warranties, whether implied or made by the Purchaser, Merger Sub or any of their respective Representatives. Except for the representations and warranties expressly made by the Purchaser in this Article III (as modified by the Purchaser Disclosure Schedules) or in an Ancillary Document, the Purchaser hereby expressly disclaims all liability and responsibility for any representation, warranty, projection, forecast, statement or information made, communicated or furnished (orally or in writing) to the Company or any of its Representatives (including any opinion, information, projection or advice that may have been or may be provided to the Company or any of its Representatives by any Representative of the Purchaser or Merger Sub), including any representations or warranties regarding the probable success or profitability of the businesses of the Purchaser or Merger Sub.

Article IV
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in (i) the disclosure schedules delivered by the Company to the Purchaser on the Company Disclosure Schedule Delivery Date (the “Company Disclosure Schedules”), the Section numbers of which are numbered to correspond to the Section numbers of this Agreement to which they refer (provided, however, that an item disclosed in any Section of the Company Disclosure Schedules shall be deemed to have been disclosed with

Annex A-21

respect to all other Sections of this Article IV to which the relevance of such disclosure is reasonably apparent on its face), or (ii) the Company SEC Reports that are available on the SEC’s web site through EDGAR, the Company hereby represents and warrants to the Purchaser, as of the Company Disclosure Schedule Delivery Date (and, with respect to the Company Signing Reps, as of the date hereof) and as of the Closing, as follows:

4.1 Organization and Standing. The Company is a corporation duly incorporated, validly existing and in good standing under the NRS and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted. Each Subsidiary of the Company is a corporation or other entity duly formed, validly existing and in good standing under the Laws of its jurisdiction of organization and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted. Each Target Company is duly qualified or licensed and in good standing in the jurisdiction in which it is incorporated or registered and in each other jurisdiction where it does business or operates to the extent that the character of the property owned, or leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where failure to be so qualified or licensed or in good standing can be cured without material cost or expense. Schedule 4.1 lists all jurisdictions in which any Target Company is qualified to conduct business and all names other than its legal name under which any Target Company does business. The Company has provided to the Purchaser accurate and complete copies of its Organizational Documents and the Organizational Documents of each of its Subsidiaries, each as amended to date and as currently in effect. No Target Company is in violation of any provision of its Organizational Documents in any material respect.

4.2 Authorization; Binding Agreement. The Company has all requisite corporate power and authority to execute and deliver this Agreement and each Ancillary Document to which it is or is required to be a party, to perform the Company’s obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby, subject to obtaining the Required Company Stockholder Approval. The execution and delivery of this Agreement and each Ancillary Document to which the Company is or is required to be a party and the consummation of the transactions contemplated hereby and thereby, (a) have been duly and validly authorized by the Company’s board of directors in accordance with the Company’s Organizational Documents, the NRS, any other applicable Law or any Contract to which the Company or any of its stockholders is a party or by which it or its securities are bound and (b) other than the Required Company Stockholder Approval, no other corporate proceedings on the part of the Company are necessary to authorize the execution and delivery of this Agreement and each Ancillary Document to which it is a party or to consummate the transactions contemplated hereby and thereby. This Agreement has been, and each Ancillary Document to which the Company is or is required to be a party shall be when delivered, duly and validly executed and delivered by the Company and assuming the due authorization, execution and delivery of this Agreement and any such Ancillary Document by the other parties hereto and thereto, constitutes, or when delivered shall constitute, the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to the Enforceability Exceptions. On or prior to the date of this Agreement, the Company’s board of directors, by resolutions duly adopted at a meeting duly called and held or by unanimous written consent (i) determined that this Agreement and the Merger and the other transactions contemplated hereby are advisable, fair to, and in the best interests of, the Company and its stockholders in accordance with the NRS, (ii) approved this Agreement and the Merger and the other transactions contemplated by this Agreement in accordance with the NRS and the Company’s Organizational Documents, (iii) directed that this Agreement and the other matters required for the Required Company Stockholder Approval be submitted to the Company’s stockholders for adoption and approval and (iv) resolved to recommend that the Company’s stockholders adopt and approve this Agreement and the other matters required for the Required Company Stockholder Approval (the “Company Recommendation”). The Company Support Agreements, when delivered by the Company, will be in full force and effect.

4.3 Capitalization.

(a) The Company is authorized to issue (i) 2,250,000,000 shares of Company Class A Common Stock, of which 1,227,516,211 shares are issued and outstanding; (ii) 200,000,000 shares of Company Class B Common Stock, of which 65,000,000 shares are issued and outstanding; and (iii) 50,000,000 shares of Company Preferred Stock, of which no shares are issued and outstanding. Prior to giving effect to the transactions contemplated by this Agreement, all of the issued and outstanding Company Stock and other equity interests of the Company are set forth on Schedule 4.3(a), all of which shares and other equity interests are owned free and clear of any Liens other than those imposed under the Company Charter and applicable securities Laws. All of the outstanding shares of Company Stock have been duly authorized, are fully paid and non-assessable and not in violation of any purchase option, right of first refusal, preemptive right, subscription right or any similar right under

Annex A-22

any provision of the NRS, any other applicable Law, the Company Charter or any Contract to which the Company is a party or by which it or its securities are bound. The Company holds no shares or other equity interests of the Company in its treasury. None of the outstanding shares or other equity interests of the Company were issued in violation of any applicable securities Laws. The rights, privileges and preferences of the Company Preferred Stock are as stated in the Company Charter and as provided by the NRS.

(b) There are no outstanding Company Warrants, and other than as set forth on Schedule 4.3(b), there are no other Company Convertible Securities, or preemptive rights or rights of first refusal or first offer, nor are there any Contracts, commitments, arrangements or restrictions to which the Company or, to the Knowledge of the Company, any of its stockholders is a party or bound relating to any equity securities of the Company, whether or not outstanding. Except for the Company Options listed on Schedule 4.3(b), there are no outstanding or authorized stock option, restricted stock, equity appreciation, phantom equity or similar rights or plans with respect to the Company. Except as set forth on Schedule 4.3(b), there are no voting trusts, proxies, stockholder agreements or any other agreements or understandings with respect to the voting of the Company’s equity interests. Except as set forth in the Company Charter, there are no outstanding contractual obligations of the Company to repurchase, redeem or otherwise acquire any equity interests or securities of the Company, nor, except as set forth on Schedule 4.3(b), has the Company granted any registration rights to any Person with respect to the Company’s equity securities. All of the Company’s securities have been granted, offered, sold and issued in compliance with all applicable securities Laws. As a result of the consummation of the transactions contemplated by this Agreement, no equity interests of the Company are issuable and, other than with respect to the Company Options, no rights in connection with any interests, warrants, rights, options or other securities of the Company accelerate or otherwise become triggered (whether as to vesting, exercisability, convertibility or otherwise).

(c) Except as disclosed in the Company Financials, since January 1, 2020, the Company has not declared or paid any distribution or dividend in respect of its equity interests and has not repurchased, redeemed or otherwise acquired any equity interests of the Company, and the board of directors of the Company has not authorized any of the foregoing.

4.4 Subsidiaries. Schedule 4.4 sets forth the name of each Subsidiary of the Company, and with respect to each Subsidiary (a) its jurisdiction of organization, (b) its authorized shares or other equity interests (if applicable), (c) the number of issued and outstanding shares or other equity interests and the record holders and beneficial owners thereof and (d) its Tax election to be treated as a corporate or a disregarded entity under the Code and any state or applicable non-U.S. Tax laws, if any. All of the outstanding equity securities of each Subsidiary of the Company are duly authorized and validly issued, fully paid and non-assessable (if applicable), and were offered, sold and delivered in compliance with all applicable securities Laws, and owned by one or more of the Company or its Subsidiaries free and clear of all Liens (other than those, if any, imposed by such Subsidiary’s Organizational Documents and applicable securities Laws). There are no Contracts to which the Company or any of its Affiliates is a party or bound with respect to the voting (including voting trusts or proxies) of the equity interests of any Subsidiary of the Company other than the Organizational Documents of any such Subsidiary. There are no outstanding or authorized options, warrants, rights, agreements, subscriptions, convertible securities or commitments to which any Subsidiary of the Company is a party or which are binding upon any Subsidiary of the Company providing for the issuance or redemption of any equity interests of any Subsidiary of the Company. There are no outstanding equity appreciation, phantom equity, profit participation or similar rights granted by any Subsidiary of the Company. No Subsidiary of the Company has any limitation, whether by Contract, Order or applicable Law, on its ability to make any distributions or dividends to its equity holders or repay any debt owed to another Target Company. Except for the equity interests of the Subsidiaries listed on Schedule 4.4, the Company does not own or have any rights to acquire, directly or indirectly, any equity interests of, or otherwise Control, any Person. None of the Company or its Subsidiaries is a participant in any joint venture, partnership or similar arrangement. Except as set forth on Schedule 4.4, there are no outstanding contractual obligations of the Company or its Subsidiaries to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any other Person.

4.5 Governmental Approvals. Except as otherwise described in Schedule 4.5, no Consent of or with any Governmental Authority on the part of any Target Company is required to be obtained or made in connection with the execution, delivery or performance by the Company of this Agreement or any Ancillary Documents or the consummation by the Company of the transactions contemplated hereby or thereby other than (a) such filings as are expressly contemplated by this Agreement, (b) pursuant to Antitrust Laws, (c) any filings required with OTC Markets or the SEC with respect to the transactions contemplated by this Agreement, or (d) where the failure to

Annex A-23

obtain or make such Consents or to make such filings or notifications, would not, individually or in the aggregate, be or reasonably be expected to be material to the Target Companies, taken as a whole, or their respective abilities to perform their obligations under this Agreement or the Ancillary Documents or consummate the transactions contemplated hereby or thereby.

4.6 Non-Contravention. Except as otherwise described in Schedule 4.6, the execution and delivery by the Company (or any other Target Company, as applicable) of this Agreement and each Ancillary Document to which any Target Company is or is required to be a party or otherwise bound, and the consummation by any Target Company of the transactions contemplated hereby and thereby and compliance by any Target Company with any of the provisions hereof and thereof, will not (a) conflict with or violate any provision of any Target Company’s Organizational Documents, (b) subject to obtaining the Consents from Governmental Authorities referred to in Section 4.5 hereof, the waiting periods referred to therein having expired, and any condition precedent to such Consent or waiver having been satisfied, conflict with or violate any Law, Order or Consent applicable to any Target Company or any of its properties or assets, or (c) (i) violate, conflict with or result in a breach of, (ii) constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, (iii) result in the termination, withdrawal, suspension, cancellation or modification of, (iv) accelerate the performance required by any Target Company under, (v) result in a right of termination or acceleration under, (vi) give rise to any obligation to make payments or provide compensation under, (vii) result in the creation of any Lien upon any of the properties or assets of any Target Company under, (viii) give rise to any obligation to obtain any third party Consent or provide any notice to any Person or (ix) give any Person the right to declare a default, exercise any remedy, claim a rebate, chargeback, penalty or change in delivery schedule, accelerate the maturity or performance, cancel, terminate or modify any right, benefit, obligation or other term under, any of the terms, conditions or provisions of any Company Material Contract, except for any deviations from any of the foregoing clauses (a), (b) or (c) that would not, individually or in the aggregate, be or reasonably be expected to be material to the Target Companies, taken as a whole, or their respective abilities to perform their obligations under this Agreement or the Ancillary Documents or consummate the transactions contemplated hereby or thereby.

4.7 SEC Filings and Company Financials.

(a) The Company has filed all forms, reports, schedules, statements, registration statements, prospectuses and other documents required to be filed or furnished by the Company with the SEC under the Securities Act and/or the Exchange Act, together with any amendments, restatements or supplements thereto, and will file all such forms, reports, schedules, statements and other documents required to be filed subsequent to the date of this Agreement. Except to the extent available on the SEC’s web site through EDGAR, the Company has delivered to the Purchaser copies in the form filed with the SEC of all of the following: (i) the Company’s annual reports on Form 10-K for the past fiscal year, (ii) the Company’s quarterly reports on Form 10-Q for each fiscal quarter from and after August 15, 2021, that the Company filed such reports to disclose its quarterly financial results in each of the fiscal years of the Company referred to in clause (i) above, (iii) all other forms, reports, registration statements, prospectuses and other documents (other than preliminary materials) filed by the Company with the SEC since the beginning of the first fiscal year referred to in clause (i) above (the forms, reports, registration statements, prospectuses and other documents referred to in clauses (i), (ii) and (iii) above, whether or not available through EDGAR, are, collectively (and including the Amended Company SEC Reports once filed), the “Company SEC Reports”), and (iv) all certifications and statements required by (A) Rules 13a-14 or 15d-14 under the Exchange Act, and (B) 18 U.S.C. §1350 (Section 906 of SOX) with respect to any report referred to in clause (i) above (collectively, the “Company Public Certifications”). The Company SEC Reports (x) were prepared in all material respects in accordance with the requirements of the Securities Act and the Exchange Act, as the case may be, and the rules and regulations thereunder and (y) did not, as of their respective effective dates (in the case of Company SEC Reports that are registration statements filed pursuant to the requirements of the Securities Act) and at the time they were filed with the SEC (in the case of all other Company SEC Reports) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading, and the Company Public Certifications are each true as of their respective dates of filing. As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC with respect to any Company SEC Reports. None of the Company SEC Reports filed on or prior to the date of this Agreement is subject to ongoing SEC review or investigations as of the date of this Agreement. As used in this Section 4.7, the term “file” shall be broadly construed to include any manner permitted by SEC rules and regulations in which a document or information is furnished, supplied or otherwise made available to the SEC. As of the date of this Agreement, (A) the Company Common Stock is listed on the OTC Markets, (B) the Company has not received any written deficiency notice from the OTC Markets relating to the continued listing requirements of such Company

Annex A-24

Common Stock, (C) there are no Actions pending or threatened in writing against the Company by the Financial Industry Regulatory Authority with respect to any intention by such entity to suspend, prohibit or terminate the quoting of such Company Common Stock on the OTC Markets and (D) such Company Common Stock is compliance with all of the applicable corporate governance rules of the OTC Markets.

(b) As used herein, the term “Company Financials” means (i) the audited consolidated financial statements of the Target Companies (including, in each case, any related notes thereto), consisting of the consolidated balance sheets of the Target Companies as of December 31, 2021 and December 31, 2020, and the related consolidated audited income statements, changes in stockholders’ equity and statements of cash flows for the fiscal years then ended, each audited by a PCAOB qualified auditor in accordance with GAAP and PCAOB standards, and (ii) the unaudited consolidated financial statements of the Target Companies, consisting of the consolidated balance sheet of the Target Companies as of March 31, 2022 (the “Interim Balance Sheet Date”), and the related unaudited consolidated income statement, changes in stockholder equity and statement of cash flows for the three (3) months then ended. Except to the extent contained in the Company SEC Reports and available on the SEC’s web site through EDGAR, true and correct copies of the Company Financials have been provided to the Purchaser. The Company Financials (i) accurately reflect the books and records of the Target Companies as of the times and for the periods referred to therein, (ii) were prepared in accordance with GAAP, consistently applied throughout and among the periods involved (except that the unaudited statements exclude the footnote disclosures and other presentation items required for GAAP and exclude year-end adjustments which are not expected to be material in amount), (iii) comply with all applicable accounting requirements under the Securities Act and the rules and regulations of the SEC thereunder including Regulation S-X or Regulation S-K, as applicable, and (iv) fairly present in all material respects the consolidated financial position of the Target Companies as of the respective dates thereof and the consolidated results of the operations and cash flows of the Target Companies for the periods indicated. No Target Company other than the Company has ever been subject to the reporting requirements of Sections 13(a) and 15(d) of the Exchange Act.

(c) All of the financial books and records of the Target Companies are complete and accurate in all material respects and have been maintained in the ordinary course consistent with past practice and in accordance in all material respects with applicable Laws. No Target Company has been subject to or involved in any material fraud that involves management or other employees who have a significant role in the internal controls over financial reporting of any Target Company. In the past five (5) years, no Subsidiary or its Representatives has received any written complaint, allegation, assertion or claim regarding the accounting or auditing practices, procedures, methodologies or methods of any Subsidiary or its internal accounting controls, including any material written complaint, allegation, assertion or claim that any Subsidiary has engaged in questionable accounting or auditing practices. Since August 15, 2021, neither the Company nor its Representatives has received any written complaint, allegation, assertion or claim regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or its internal accounting controls, including any material written complaint, allegation, assertion or claim that the Company has engaged in questionable accounting or auditing practices.

(d) The Target Companies do not have any Indebtedness other than the Indebtedness set forth on Schedule 4.7(d), which schedule sets forth the amounts (including principal and any accrued but unpaid interest or other obligations through the date of this Agreement) with respect to such Indebtedness. True, complete and correct copies of all Contracts representing Indebtedness have been made available to Purchaser for review by the Purchaser.

(e) Except as set forth on Schedule 4.7(e), no Target Company is subject to any Liabilities or obligations (whether or not required to be reflected on a balance sheet prepared in accordance with GAAP), except for those that are either (i) adequately reflected or reserved on or provided for in the consolidated balance sheet of the Company and its Subsidiaries as of the Interim Balance Sheet Date contained in the Company Financials or (ii) not material and that were incurred after the Interim Balance Sheet Date in the ordinary course of business consistent with past practice (other than Liabilities for breach of any Contract or violation of any Law).

4.8 Absence of Certain Changes. Except as set forth on Schedule 4.8, since January 1, 2022, each Target Company has (a) conducted its business in all material respects in the ordinary course of business consistent with past practice, (b) not been subject to a Material Adverse Effect and (c) has not taken any action or committed or agreed to take any action that would be prohibited by Section 5.2(b) (without giving effect to Schedule 5.2) if such action were taken on or after the date hereof without the consent of the Purchaser.

Annex A-25

4.9 Compliance with Laws. No Subsidiary is or has been in material conflict or material non-compliance with, or in material default or violation of, nor has any Subsidiary received, since January 1, 2017, any written or, to the Knowledge of the Company, oral notice of any material conflict or non-compliance with, or material default or violation of, any applicable Laws by which it or any of its properties, assets, employees, business or operations are or were bound or affected. The Company is not nor has it been in material conflict or material non-compliance with, or in material default or violation of, nor has the Company received, since August 15, 2021, any written or, to the Knowledge of the Company, oral notice of any material conflict or non-compliance with, or material default or violation of, any applicable Laws by which it or any of its properties, assets, employees, business or operations are or were bound or affected.

4.10 Company Permits. Each Target Company (and its employees who are legally required to be licensed by a Governmental Authority in order to perform his or her duties with respect to his or her employment with any Target Company), holds all Permits necessary to lawfully conduct in all material respects its business as presently conducted, and to own, lease and operate its assets and properties (collectively, the “Company Permits”). The Company has made available to the Purchaser true, correct and complete copies of all material Company Permits, all of which material Company Permits are listed on Schedule 4.10. All of the Company Permits are in full force and effect, and no suspension or cancellation of any of the Company Permits is pending or threatened in writing, and none of the Company Permits will be terminated or impaired or become terminable as a result of the transactions contemplated hereby. No Target Company is in violation in any material respect of the terms of any Company Permit, and no Target Company has received any written notice of any Actions relating to the revocation or modification of any Company Permit.

4.11 Litigation. Except as described on Schedule 4.11, there is no (a) Action of any nature currently pending or, to the Company’s Knowledge, threatened, nor is there any reasonable basis for any Action to be made (and no such Action has been brought or, to the Company’s Knowledge, threatened in the past five (5) years); or (b) Order now pending or outstanding or that was rendered by a Governmental Authority in the past five (5) years, in either case of (a) or (b) by or against any Target Company, its current or former directors, officers or equity holders (provided, that any litigation involving the directors, officers or equity holders of a Target Company must be related to the Target Company’s business, equity securities or assets), its business, equity securities or assets. The items listed on Schedule 4.11, if finally determined adversely to the Target Companies, will not have, either individually or in the aggregate, a Material Adverse Effect upon any Target Company. In the past five (5) years, none of the current or former officers, senior management or directors of any Target Company have been charged with, indicted for, arrested for, or convicted of any felony or any crime involving fraud.

4.12 Material Contracts.

(a) Schedule 4.12(a) sets forth a true, correct and complete list of, and the Company has made available to the Purchaser, true, correct and complete copies of, each Contract to which any Target Company is a party or by which any Target Company, or any of its properties or assets are bound or affected (each Contract required to be set forth on Schedule 4.12(a), a “Company Material Contract”) that:

(i) contains covenants that limit the ability of any Target Company (A) to compete in any line of business or with any Person or in any geographic area or to sell, or provide any service or product or solicit any Person, including any non-competition covenants, employee and customer non-solicit covenants, exclusivity restrictions, rights of first refusal or most-favored pricing clauses or (B) to purchase or acquire an interest in any other Person;

(ii) involves any joint venture, profit-sharing, partnership, limited liability company or other similar agreement or arrangement relating to the formation, creation, operation, management or control of any partnership or joint venture;

(iii) involves any exchange traded, over the counter or other swap, cap, floor, collar, futures contract, forward contract, option or other derivative financial instrument or Contract, based on any commodity, security, instrument, asset, rate or index of any kind or nature whatsoever, whether tangible or intangible, including currencies, interest rates, foreign currency and indices;

(iv) evidences Indebtedness (whether incurred, assumed, guaranteed or secured by any asset) of any Target Company having an outstanding principal amount in excess of $200,000;

Annex A-26

(v) involves the acquisition or disposition, directly or indirectly (by merger or otherwise), of assets with an aggregate value in excess of $200,000 (other than in the ordinary course of business consistent with past practice) or shares or other equity interests of any Target Company or another Person;

(vi) relates to any merger, consolidation or other business combination with any other Person or the acquisition or disposition of any other entity or its business or material assets or the sale of any Target Company, its business or material assets;

(vii) by its terms, individually or with all related Contracts, calls for aggregate payments or receipts by the Target Companies under such Contract or Contracts of at least $200,000 per year or $500,000 in the aggregate;

(viii) is with any Top Company Customer or Top Company Supplier;

(ix) obligates the Target Companies to provide continuing indemnification or a guarantee of obligations of a third party after the Company Disclosure Schedule Delivery Date in excess of $200,000;

(x) is between any Target Company and any directors, officers or employees of a Target Company (other than at-will employment arrangements with employees entered into in the ordinary course of business consistent with past practice), including all non-competition, severance and indemnification agreements, or any Company Related Person;

(xi) obligates the Target Companies to make any capital commitment or expenditure in excess of $200,000 (including pursuant to any joint venture);

(xii) relates to a material settlement entered into within three (3) years prior to the date of this Agreement or under which any Target Company has outstanding obligations (other than customary confidentiality obligations);

(xiii) provides another Person (other than another Target Company or any manager, director or officer of any Target Company) with a power of attorney;

(xiv) relates to the development, ownership, licensing or use of any material Intellectual Property by, to or from any Target Company, other than Off-the-Shelf Software;

(xv) that will be required to be filed with the Registration Statement under applicable SEC requirements or would otherwise be required to be filed by the Company as an exhibit for a Form S-1 pursuant to Items 601(b)(1), (2), (4), (9) or (10) of Regulation S-K under the Securities Act as if the Company was the registrant; or

(xvi) is otherwise material to any Target Company and outside of the ordinary course of business and not described in clauses (i) through (xv) above.

(b) Except as disclosed in Schedule 4.12(b), with respect to each Company Material Contract: (i) such Company Material Contract is valid and binding and enforceable in all material respects against the Target Company party thereto and, to the Knowledge of the Company, each other party thereto, and is in full force and effect (except, in each case, as such enforcement may be limited by the Enforceability Exceptions); (ii) the consummation of the transactions contemplated by this Agreement will not affect the validity or enforceability of any Company Material Contract in any material respect; (iii) no Target Company is in breach or default in any material respect, and no event has occurred that with the passage of time or giving of notice or both would constitute a material breach or default by any Target Company, or permit termination or acceleration by the other party thereto, under such Company Material Contract; (iv) to the Knowledge of the Company, no other party to such Company Material Contract is in breach or default in any material respect, and no event has occurred that with the passage of time or giving of notice or both would constitute such a material breach or default by such other party, or permit termination or acceleration by any Target Company, under such Company Material Contract; (v) no Target Company has received written notice of an intention by any party to any such Company Material Contract that provides for a continuing obligation by any party thereto to terminate such Company Material Contract or amend the terms thereof, other than modifications in the ordinary course of business that do not adversely affect any Target Company in any material respect; and (vi) no Target Company has waived any material rights under any such Company Material Contract.

Annex A-27

4.13 Intellectual Property.

(a) Schedule 4.13(a)(i) sets forth: (i) all U.S. and foreign registered Patents, Trademarks, Copyrights and Internet Assets and applications owned by a Target Company or otherwise used or held for use by a Target Company in which a Target Company is the owner, applicant or assignee (“Company Registered IP”), specifying as to each item, as applicable: (A) the nature of the item, including the title, (B) the owner of the item, (C) the jurisdictions in which the item is issued or registered or in which an application for issuance or registration has been filed and (D) the issuance, registration or application numbers and dates; and (ii) all material unregistered Intellectual Property owned or purported to be owned by a Target Company. Schedule 4.13(a)(ii) sets forth all Intellectual Property licenses, sublicenses and other agreements or permissions (“Company IP Licenses”) (other than “shrink wrap,” “click wrap,” and “off the shelf” software agreements and other agreements for Off-the-Shelf Software, which are not required to be listed, although such licenses are “Company IP Licenses” as that term is used herein), under which a Target Company is a licensee or otherwise is authorized to use or practice any Intellectual Property, and such Company IP Licenses describe all such Intellectual Property licenses under such Company IP Licenses. Each Target Company owns, free and clear of all Liens (other than Permitted Liens), has valid and enforceable rights in, and has the unrestricted right to use, sell, license, transfer or assign, all Intellectual Property currently used, licensed or held for use by such Target Company, except for the Intellectual Property that is the subject of the Company IP Licenses. To the Knowledge of the Company, no item of Company Registered IP that consists of a pending Patent application fails to identify all pertinent inventors, and for each Patent and Patent application in the Company Registered IP, the Target Companies have obtained valid assignments of inventions from each inventor and have been prepared without material defects in form or substance and are being prosecuted diligently in accordance with all duty of disclosure obligations. To the Knowledge of the Target Companies, all other Company Registered IP and material unregistered Intellectual Property owned or purported to be owned by a Target Company is valid and enforceable. Except as set forth on Schedule 4.13(a)(iii), all Company Registered IP is owned exclusively by the applicable Target Company without obligation to pay royalties, licensing fees or other fees, or otherwise account to any third party with respect to such Company Registered IP, and such Target Company has recorded assignments of all Company Registered IP.

(b) Each Target Company has a valid and enforceable license to use all Intellectual Property that is the subject of the Company IP Licenses applicable to such Target Company. To the Knowledge of the Company, the Company IP Licenses include all of the licenses, sublicenses and other agreements or permissions necessary to operate the Target Companies as presently conducted. Each Target Company has performed all obligations imposed on it in the Company IP Licenses, has made all payments required to date, and such Target Company is not, nor is any other party thereto, in breach or default thereunder, nor has any event occurred that with notice or lapse of time or both would constitute a default thereunder. The continued use by the Target Companies of the Intellectual Property that is the subject of the Company IP Licenses in the same manner that it is currently being used is not restricted by any applicable license of any Target Company other than by any applicable terms regarding term and renewal of such licenses. All registrations for Copyrights, Patents, Trademarks and Internet Assets that are owned by or exclusively licensed to any Target Company are valid, in force and in good standing with all required fees and maintenance fees having been paid with no Actions pending, and all current applications to register any Copyrights, Patents and Trademarks are pending and in good standing, and being diligently prosecuted, all without challenge of any kind other than office actions or similar administrative refusals in the ordinary course of seeking governmental recognition of such rights. No Target Company is party to any Contract that requires a Target Company to assign to any Person all of its rights in any Intellectual Property developed by a Target Company under such Contract.

(c) Schedule 4.13(c) sets forth all licenses, sublicenses and other agreements or permissions under which a Target Company is the licensor (each, a “Company Outbound IP License”). Each Target Company has performed all obligations imposed on it in the Company Outbound IP Licenses, and such Target Company is not, nor, to the Knowledge of the Company, is any other party thereto, in breach or default thereunder, nor has any event occurred that with notice or lapse of time or both would constitute a default thereunder.

(d) No Action is pending or threatened in writing against a Target Company that challenges the validity, enforceability, ownership, or right to use, sell, license or sublicense, or that otherwise relates to, any Intellectual Property currently owned by or licensed to the Target Companies, nor, to the Knowledge of the Company, is there any reasonable basis for any such Action. No Target Company has received any written notice or claim asserting or suggesting that any infringement, misappropriation, violation, dilution or unauthorized use of the Intellectual Property of any other Person is or may be occurring or has or may have occurred, as a consequence

Annex A-28

of the business activities of any Target Company, nor to the Knowledge of the Company is there a reasonable basis therefor. There are no Orders to which any Target Company is a party or its otherwise bound that (i) restrict the rights of a Target Company to use, transfer, license or enforce any Intellectual Property owned by a Target Company, (ii) restrict the conduct of the business of a Target Company in order to accommodate a third Person’s Intellectual Property, or (iii) other than any applicable Company Outbound IP Licenses, grant any third Person any right with respect to any Intellectual Property owned by a Target Company. To the Knowledge of the Company, no Target Company is currently or will be infringing, or has, in the past, infringed, misappropriated or violated any Intellectual Property of any other Person in connection with operating the business of any Target Company as presently conducted or contemplated to be conducted or in connection with the ownership, use or license of any Intellectual Property owned or purported to be owned by a Target Company or, to the Knowledge of the Company, otherwise in connection with the conduct of the respective businesses of the Target Companies. To the Company’s Knowledge, no third party is currently, or in the past five (5) years has been, infringing upon, misappropriating or otherwise violating any Intellectual Property owned, licensed by, licensed to, or otherwise used or held for use by any Target Company (“Company IP”) in any material respect.

(e) Except as set forth on Schedule 4.13(e), all officers, directors, employees and independent contractors of a Target Company (and each of their respective Affiliates) are obligated to assign and have assigned to the Target Companies all Intellectual Property arising from the services performed for a Target Company by such Persons and all such assignments of Company Registered IP have been recorded. No current or former officers, employees or independent contractors of a Target Company have claimed any ownership interest in any Intellectual Property owned by a Target Company. To the Knowledge of the Company, there has been no violation of a Target Company’s policies or practices related to protection of Company IP or any confidentiality or nondisclosure Contract relating to the Intellectual Property owned by a Target Company. The Company has made available to the Purchaser true and complete copies of all written Contracts referenced in subsections under which employees and independent contractors assigned their Intellectual Property to a Target Company. To the Company’s Knowledge, none of the employees of any Target Company is obligated under any Contract, or subject to any Order, that would materially interfere with the use of such employee’s best efforts to promote the interests of the Target Companies, or that would materially conflict with the business of any Target Company as presently conducted or contemplated to be conducted. Each Target Company has taken reasonable security measures in order to protect the secrecy, confidentiality and value of the material Company IP.

(f) To the Knowledge of the Company, no Person has obtained unauthorized access to material third party information and data (including personally identifiable information) in the possession of a Target Company, nor has there been any other material compromise of the security, confidentiality or integrity of such information or data, and no written complaint relating to an improper use or disclosure of, or a breach in the security of, any such information or data has been received by a Target Company. Each Target Company has complied in all material respects with all applicable Laws and Contract requirements relating to privacy, personal data protection, and the collection, processing and use of personal information and its own privacy policies and guidelines. The operation of the business of the Target Companies has not and does not violate any right to privacy or publicity of any third person, or constitute unfair competition or trade practices under applicable Law.

(g) The consummation of any of the transactions contemplated by this Agreement will not result in the material breach, material modification, material cancellation, material termination, material suspension of, or material acceleration of any payments with respect to, or release of source code because of (i) any Contract providing for the license or other use of Intellectual Property owned by a Target Company, or (ii) any Company IP License. Immediately following the Closing, the Company shall be permitted to exercise, directly or indirectly through its Subsidiaries, all of the Target Companies’ rights under such Contracts or Company IP Licenses to the same extent that the Target Companies would have been able to exercise had the transactions contemplated by this Agreement not occurred, without the payment of any additional amounts or consideration other than ongoing fees, royalties or payments which the Target Companies would otherwise be required to pay in the absence of such transactions.

4.14 Taxes and Returns.

(a) Each Target Company has or will have filed, or caused to be filed, all material federal, state, local and foreign Tax Returns required to be filed by it (taking into account all available extensions), which Tax Returns are true, accurate, correct and complete in all material respects, and has paid, collected or withheld, or caused to be paid, collected or withheld, all material Taxes required to be paid, collected or withheld, other than such Taxes for which adequate reserves in the Company Financials have been established.

Annex A-29

(b) There is no material Action currently pending or threatened in writing against a Target Company by a Governmental Authority in a jurisdiction where the Target Company does not file Tax Returns that it is subject to taxation by that jurisdiction.

(c) No Target Company is being audited by any Tax authority or has been notified in writing by any Tax authority that any such audit is contemplated or pending. There are no formal claims, assessments, audits, examinations, investigations or other Actions pending against a Target Company in respect of any Tax, and no Target Company has been notified in writing of any proposed Tax claims or assessments against it (other than, in each case, claims or assessments for which adequate reserves in the Company Financials have been established).

(d) There are no material Liens with respect to any Taxes upon any Target Company’s assets, other than Permitted Liens.

(e) Each Target Company has collected or withheld all material Taxes currently required to be collected or withheld by it, and all such Taxes have been paid to the appropriate Governmental Authorities or set aside in appropriate accounts for future payment when due.

(f) No Target Company has any outstanding waivers or extensions of any applicable statute of limitations to assess any amount of Taxes. There are no outstanding requests by a Target Company for any extension of time within which to file any Tax Return or within which to pay any Taxes shown to be due on any Tax Return.

(g) No Target Company has made any change in accounting method (except as required by a change in Law) or received a ruling from, or signed an agreement with, any taxing authority that would reasonably be expected to have a material impact on its Taxes following the Closing.

(h) No Target Company has participated in, or sold, distributed or otherwise promoted, any “reportable transaction,” as defined in U.S. Treasury Regulation section 1.6011-4.

(i) No Target Company has any material Liability or potential material Liability for the Taxes of another Person (other than another Target Company) that are not adequately reflected in the Company Financials (i) under any applicable Tax Law, (ii) as a transferee or successor, or (iii) by contract, indemnity or otherwise (excluding commercial agreements entered into in the ordinary course of business the primary purpose of which is not the sharing of Taxes). No Target Company is a party to or bound by any Tax indemnity agreement, Tax sharing agreement or Tax allocation agreement or similar agreement, arrangement or practice (excluding commercial agreements entered into in the ordinary course of business the primary purpose of which is not the sharing of Taxes or with another Target Company) with respect to Taxes (including advance pricing agreement, closing agreement or other agreement relating to Taxes with any Governmental Authority) that will be binding on any Target Company with respect to any period following the Closing Date.

(j) No Target Company has requested, or is the subject of or bound by any private letter ruling, technical advice memorandum, closing agreement or similar ruling, memorandum or agreement with any Governmental Authority with respect to any Taxes, nor is any such request outstanding.

(k) No Target Company: (i) has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of securities (to any Person or entity that is not a member of the consolidated group of which the Company is the common parent corporation) qualifying for, or intended to qualify for, Tax-free treatment under Section 355 of the Code (A) within the two-year period ending on the Company Disclosure Schedule Delivery Date or (B) in a distribution which could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the transactions contemplated by this Agreement; or (ii) is or has ever been (A) a U.S. real property holding corporation within the meaning of Section 897(c)(2) of the Code, or (B) a member of any consolidated, combined, unitary or affiliated group of corporations for any Tax purposes other than a group of which the Company is or was the common parent corporation.

(l) No Target Company is aware of any fact or circumstance that would reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

4.15 Real Property. Schedule 4.15 contains a complete and accurate list of all premises currently leased or subleased or otherwise used or occupied by a Target Company for the operation of the business of a Target Company, and of all current leases, lease guarantees, agreements and documents related thereto, including all amendments,

Annex A-30

terminations and modifications thereof or waivers thereto (collectively, the “Company Real Property Leases”), as well as the current annual rent and term under each Company Real Property Lease. The Company has provided to the Purchaser a true and complete copy of each of the Company Real Property Leases. The Company Real Property Leases are valid, binding and enforceable in accordance with their terms and are in full force and effect (except, in each case, as such enforcement may be limited by Enforcement Exceptions). To the Knowledge of the Company, no event has occurred which (whether with or without notice, lapse of time or both or the happening or occurrence of any other event) would constitute a default on the part of a Target Company or any other party under any of the Company Real Property Leases, and no Target Company has received notice of any such condition. No Target Company owns or has ever owned any real property or any interest in real property (other than the leasehold interests in the Company Real Property Leases).

4.16 Personal Property. Each item of Personal Property which is currently owned, used or leased by a Target Company with a book value or fair market value of greater than $50,000 is set forth on Schedule 4.16, along with, to the extent applicable, a list of lease agreements, lease guarantees, security agreements and other agreements related thereto, including all amendments, terminations and modifications thereof or waivers thereto (“Company Personal Property Leases”). Except as set forth in Schedule 4.16, all such items of Personal Property are in good operating condition and repair (reasonable wear and tear excepted consistent with the age of such items) in all material respects, and are suitable for their intended use in the business of the Target Companies. The operation of each Target Company’s business as it is now conducted or presently proposed to be conducted is not dependent upon the right to use the Personal Property of Persons other than a Target Company, except for such Personal Property that is owned, leased or licensed by or otherwise contracted to a Target Company. The Company has provided to the Purchaser a true and complete copy of each of the Company Personal Property Leases. The Company Personal Property Leases are valid, binding and enforceable in accordance with their terms (except, in each case, as such enforcement may be limited by Enforcement Exceptions) and are in full force and effect in all material respects. To the Knowledge of the Company, no event has occurred which (whether with or without notice, lapse of time or both or the happening or occurrence of any other event) would constitute a default on the part of a Target Company or any other party under any of the Company Personal Property Leases, and no Target Company has received notice of any such condition.

4.17 Title to and Sufficiency of Assets. Each Target Company has good and marketable title to, or a valid leasehold interest in or right to use, all of its assets, free and clear of all Liens other than (a) Permitted Liens, (b) the rights of lessors under leasehold interests, (c) Liens specifically identified on the balance sheet as of the Interim Balance Sheet Date included in the Company Financials and (d) Liens set forth on Schedule 4.17. The assets (including Intellectual Property rights and contractual rights) of the Target Companies constitute all of the material assets, rights and properties that are currently used in the operation of the businesses of the Target Companies as it is now conducted or that are used or held by the Target Companies for use in the operation of the businesses of the Target Companies, and taken together, are adequate and sufficient for the operation of the businesses of the Target Companies as currently conducted.

4.18 Employee Matters.

(a) No Target Company is a party to any collective bargaining agreement or other Contract covering any group of employees, labor organization or other representative of any of the employees of any Target Company, and the Company has no Knowledge of any activities or proceedings of any labor union or other party to organize or represent such employees. There has not occurred or, to the Knowledge of the Company, been threatened any strike, slow-down, picketing, work-stoppage, or other similar labor activity with respect to any such employees. Schedule 4.18(a) sets forth all unresolved labor controversies (including unresolved grievances and age or other discrimination claims), if any, that are pending or threatened in writing between any Target Company and Persons employed by or providing services as independent contractors to a Target Company. No current officer or key employee of a Target Company has provided any Target Company written notice of his or her plan to terminate his or her employment with any Target Company. No material employee layoff, facility closure or shutdown (whether voluntary or by Law or Order), reduction-in-force, furlough, temporary layoff, material work schedule change or reduction in hours, salary or wages, or other workforce changes affecting Target Company employees has occurred since January 1, 2020, or is currently contemplated, planned or announced, including as a result of COVID-19 or any COVID-19 Measures. Since January 1, 2020, no Target Company has implemented any plant closing or employee layoffs that would trigger notice obligations under the WARN Act.

Annex A-31

(b) Each Target Company (i) is and has been in compliance in all material respects with all applicable Laws respecting employment and employment practices, terms and conditions of employment, health and safety and wages and hours, and other Laws relating to discrimination, disability, labor relations, hours of work, payment of wages and overtime wages, pay equity, immigration, workers compensation, working conditions, employee scheduling, occupational safety and health, family and medical leave, and employee terminations, and has not received written notice that there is any pending Action involving unfair labor practices against a Target Company, (ii) is not liable for any material past due arrears of wages or any material penalty for failure to comply with any of the foregoing, and (iii) is not liable for any material payment to any Governmental Authority with respect to unemployment compensation benefits, social security or other benefits or obligations for employees, independent contractors or consultants (other than routine payments to be made in the ordinary course of business and consistent with past practice). There are no Actions pending or threatened in writing against a Target Company brought by or on behalf of any applicant for employment, any current or former employee, any Person alleging to be a current or former employee, or any Governmental Authority, relating to any such Law or regulation, or alleging breach of any express or implied contract of employment, wrongful termination of employment, or alleging any other discriminatory, wrongful or tortious conduct in connection with the employment relationship.

(c) The Company has provided the Purchaser with a complete and accurate list as of the Company Disclosure Schedule Delivery Date of all employees of the Target Companies making in excess of $100,000 per year in compensation, showing for each as of such date (i) the employee’s name, job title or description, employer, location, salary level (including any bonus, commission, deferred compensation or other remuneration payable (other than any such arrangements under which payments are at the discretion of the Target Companies)), and (ii) any wages, salary, bonus, commission or other compensation due and owing to each employee during or for the fiscal year ending December 31, 2021. Except as set forth on Schedule 4.18(c), (A) no employee is a party to a written employment Contract with a Target Company and each is employed “at will”, and (B) the Target Companies have paid in full to all their employees all wages, salaries, commission, bonuses and other compensation due to their employees, including overtime compensation, and no Target Company has any obligation or Liability (whether or not contingent) with respect to severance payments to any such employees under the terms of any written agreement, or commitment or any applicable Law, custom, trade or practice. Except as set forth in Schedule 4.18(c), each Target Company employee has entered into the Company’s standard form of employee non-disclosure, inventions and restrictive covenants agreement with a Target Company (whether pursuant to a separate agreement or incorporated as part of such employee’s overall employment agreement), a copy of which has been made available to the Purchaser by the Company.

(d) Schedule 4.18(d) contains a list of all independent contractors (including consultants) currently engaged by any Target Companies making in excess of $100,000 per year in compensation , along with the position, the entity engaging such Person, date of retention and rate of remuneration for each such Person. Except as set forth on Schedule 4.18(d), all of such independent contractors are a party to a written Contract with a Target Company. Except as set forth on Schedule 4.18(d), each such independent contractor has entered into customary covenants regarding confidentiality, non-solicitation and assignment of inventions and copyrights in such Person’s agreement with a Target Company, a copy of which has been provided to the Purchaser by the Company. For the purposes of applicable Law, including the Code, all independent contractors who are currently, or within the past six (6) years, have been, engaged by a Target Company are bona fide independent contractors and not employees of a Target Company. Each independent contractor is terminable on fewer than thirty (30) days’ notice, without any obligation of any Target Company to pay a material amount in severance or a termination fee.

4.19 Benefit Plans.

(a) Set forth on Schedule 4.19(a) is a true and complete list of each material Benefit Plan of a Target Company (each, a “Company Benefit Plan”). With respect to each Company Benefit Plan, there are no funded benefit obligations for which contributions have not been materially made or properly accrued and there are no material unfunded benefit obligations that have not been accounted for by reserves, or otherwise properly footnoted in accordance with GAAP on the Company Financials. Except as set forth on Schedule 4.19(a), no Target Company is or has in the past been a member of a “controlled group” for purposes of Section 414(b), (c), (m) or (o) of the Code other than with another Target Company, nor does any Target Company have any Liability with respect to any collectively-bargained for plans, whether or not subject to the provisions of ERISA.

Annex A-32

(b) Each Company Benefit Plan in all material respects is and has been operated in compliance with all applicable Laws in all material respects, including ERISA and the Code. Each Company Benefit Plan which is intended to be “qualified” within the meaning of Section 401(a) of the Code (i) has been determined by the IRS to be so qualified (or is based on a prototype plan which has received a favorable opinion letter) during the period from its adoption to the date of this Agreement and (ii) is funded through a trust exempt from taxation under Section 501(a) of the Code. To the Knowledge of the Company, no fact exists which could adversely affect the qualified status of such Company Benefit Plans or the exempt status of such trusts.

(c) With respect to each Company Benefit Plan, the Company has made available to the Purchaser accurate and complete copies, if applicable, of: (i) all Company Benefit Plan documents and agreements and related trust agreements or annuity Contracts (including any amendments, modifications or supplements thereto); (ii) all summary plan descriptions and material modifications thereto; (iii) the three (3) most recent Forms 5500, if applicable, and annual report, including all schedules thereto; (iv) the most recent annual and periodic accounting of plan assets; (v) the three (3) most recent nondiscrimination testing reports; (vi) the most recent determination letter received from the IRS, if any; (vii) the most recent actuarial valuation; and (viii) all material written communications between a Target Company or any Company Benefit Plan and any Governmental Authority and relating to a Company Benefit Plan within six (6) years preceding the date of this Agreement.

(d) With respect to each Company Benefit Plan: (i) such Company Benefit Plan has been administered and enforced in all material respects in accordance with its terms, the Code and ERISA; (ii) no Target Company nor any employee, officer or director thereof that is a fiduciary (under ERISA) with respect to such Company Benefit Plan has breached any of its fiduciary responsibilities, obligations or duties imposed on it by ERISA; (iii) no Action is pending or threatened in writing (other than routine claims for benefits arising in the ordinary course of administration); (iv) nothing has occurred with respect to any Company Benefit Plan that has subjected any Target Company to any material penalty under Section 502 of ERISA or Section 4975 of the Code; and (v) all contributions and premiums due through the Closing Date have been made in all material respects as required under ERISA or have been fully accrued in all material respects on the Company Financials.

(e) No Company Benefit Plan is, and no Target Company or any of its respective ERISA Affiliates sponsors, maintains, contributes to, is required to contribute to, or otherwise has or could reasonably be expected to have any current or contingent Liability under or with respect to, a “defined benefit plan” (as defined in Section 414(j) of the Code), a “multiemployer plan” (as defined in Section 3(37) of ERISA) or a “multiple employer plan” (as described in Section 413(c) of the Code) or is otherwise subject to Title IV of ERISA or Section 412 of the Code. To the Company’s Knowledge, no Company Benefit Plan will become a multiple employer plan with respect to any Target Company immediately after the Closing Date. No Target Company currently maintains or has ever maintained, or is required currently or has ever been required to contribute to or otherwise participate in, a multiple employer welfare arrangement or voluntary employees’ beneficiary association as defined in Section 501(c)(9) of the Code.

(f) There is no arrangement under any Company Benefit Plan with respect to any employee that would result in the payment of any amount that by operation of Sections 280G or 162(m) of the Code would not be deductible by the Target Companies and no arrangement exists pursuant to which a Target Company will be required to “gross up” or otherwise compensate any person because of the imposition of any excise tax on a payment to such person.

(g) With respect to each Company Benefit Plan which is a “welfare plan” (as described in Section 3(1) of ERISA): (i) no such plan provides medical or death benefits with respect to current or former employees of a Target Company beyond their termination of employment (other than coverage mandated by Law, which is paid solely by such employees); and (ii) there are no reserves, assets, surplus or prepaid premiums under any such plan. Each Target Company has complied with the provisions of Section 601 et seq. of ERISA and Section 4980B of the Code.

(h) Except as set forth on Schedule 4.19(h), the consummation of the transactions contemplated by this Agreement and the Ancillary Documents will not: (i) entitle any individual to severance pay, unemployment compensation or other benefits or compensation; or (ii) accelerate the time of payment or vesting, or increase the amount of any compensation due, or in respect of, any individual. No Target Company has incurred any Liability for any Tax imposed under Chapter 43 of the Code or civil liability under Section 502(i) or (l) of ERISA.

Annex A-33

(i) Each Company Benefit Plan that constitutes, in any part, a “nonqualified deferred compensation plan” (as defined in Section 409A of the Code) is listed on Schedule 4.19(i) and has been, in all material respects, in documentary and operational compliance with Section 409A of the Code and all applicable IRS guidance promulgated thereunder. There is no Contract or plan to which any Target Company is a party or by which it is bound to compensate any employee, consultant or director for penalty taxes incurred pursuant to Section 409A of the Code.

4.20 Environmental Matters. Except as set forth in Schedule 4.20:

(a) Each Target Company is and has been in compliance in all material respects with all applicable Environmental Laws, including obtaining, maintaining in good standing, and complying in all material respects with all Environmental Permits, no Action is pending or threatened in writing to revoke, modify, or terminate any such Environmental Permit, and, to the Company’s Knowledge, no facts, circumstances, or conditions currently exist that could adversely affect such continued compliance in all material respects with Environmental Laws and Environmental Permits or require capital expenditures to achieve or maintain such continued compliance with Environmental Laws and Environmental Permits.

(b) No Target Company is the subject of any outstanding Order or Contract with any Governmental Authority or other Person in respect of any (i) Environmental Laws, (ii) Remedial Action, or (iii) Release or threatened Release of a Hazardous Material. No Target Company has assumed, contractually or by operation of Law, any Liabilities or obligations under any Environmental Laws.

(c) No Action has been made or is pending or threatened in writing against any Target Company or any assets of a Target Company alleging either or both that a Target Company may be in material violation of any Environmental Law or Environmental Permit or may have any material Liability under any Environmental Law.

(d) No Target Company has manufactured, treated, stored, disposed of, arranged for or permitted the disposal of, generated, handled or Released any Hazardous Material, or owned or operated any property or facility, in a manner that has given or would reasonably be expected to give rise to any material Liability or material obligation under applicable Environmental Laws. No fact, circumstance, or condition exists in respect of any Target Company or any property currently or formerly owned, operated, or leased by any Target Company or any property to which a Target Company arranged for the disposal or treatment of Hazardous Materials that would reasonably be expected to result in a Target Company incurring any material Environmental Liabilities.

(e) There is no investigation of the business, operations, or currently owned, operated, or leased property of a Target Company or, to the Company’s Knowledge, previously owned, operated, or leased property of a Target Company pending or threatened in writing that would lead to the imposition of any Liens under any Environmental Law or material Environmental Liabilities.

(f) To the Knowledge of the Company, there is not located at any of the properties of a Target Company any (i) underground storage tanks, (ii) asbestos-containing material, or (iii) equipment containing polychlorinated biphenyls.

(g) The Company has provided to the Purchaser all environmentally related site assessments, audits, studies, reports, analysis and results of investigations that have been performed in respect of the currently or previously owned, leased, or operated properties of any Target Company.

4.21 Transactions with Related Persons. Except as set forth on Schedule 4.21, no Target Company nor any of its Affiliates, nor any officer, director, manager, employee, trustee or beneficiary of a Target Company or any of its Affiliates, nor any immediate family member of any of the foregoing (whether directly or indirectly through an Affiliate of such Person) (each of the foregoing, a “Company Related Person”) is presently, or in the past three (3) years, has been, a party to any transaction with a Target Company, including any Contract or other arrangement (a) providing for the furnishing of services by (other than as officers, directors or employees of the Target Company), (b) providing for the rental of real property or Personal Property from or (c) otherwise requiring payments to (other than for services or expenses as directors, officers or employees of the Target Company in the ordinary course of business consistent with past practice) any Company Related Person or any Person in which any Company Related Person has an interest as an owner, officer, manager, director, trustee or partner or in which any Company Related Person has any direct or indirect interest (other than the ownership of securities representing no more than two percent (2%) of the outstanding voting power or economic interest of a publicly traded company). Except as set forth on Schedule 4.21, no Target Company has outstanding any Contract or other arrangement or commitment with any Company

Annex A-34

Related Person, and no Company Related Person owns any real property or Personal Property, or right, tangible or intangible (including Intellectual Property) which is used in the business of any Target Company. The assets of the Target Companies do not include any receivable or other obligation from a Company Related Person, and the liabilities of the Target Companies do not include any payable or other obligation or commitment to any Company Related Person.

4.22 Company Insurance.

(a) Schedule 4.22(a) lists all insurance policies (by policy number, insurer, coverage period, coverage amount, annual premium and type of policy) held by a Target Company relating to a Target Company or its business, properties, assets, directors, officers and employees, copies of which have been provided to the Purchaser. All premiums due and payable under all such insurance policies have been timely paid and the Target Companies are otherwise in material compliance with the terms of such insurance policies. Each such insurance policy (i) is legal, valid, binding, enforceable and in full force and effect and (ii) will continue to be legal, valid, binding, enforceable, and in full force and effect on identical terms following the Closing. No Target Company has any self-insurance or co-insurance programs. Since January 1, 2020, no Target Company has received any notice from, or on behalf of, any insurance carrier relating to or involving any adverse change or any change other than in the ordinary course of business, in the conditions of insurance, any refusal to issue an insurance policy or non-renewal of a policy.

(b) Schedule 4.22(b) identifies each individual insurance claim in excess of $50,000 made by a Target Company since January 1, 2020. Each Target Company has reported to its insurers all claims and pending circumstances that would reasonably be expected to result in a claim, except where such failure to report such a claim would not be reasonably likely to be material to the Target Companies. To the Knowledge of the Company, no event has occurred, and no condition or circumstance exists, that would reasonably be expected to (with or without notice or lapse of time) give rise to or serve as a basis for the denial of any such insurance claim. No Target Company has made any claim against an insurance policy as to which the insurer is denying coverage.

4.23 Top Company Customers and Top Company Suppliers. Schedule 4.23 lists, by dollar volume received or paid, as applicable, for each of (a) the twelve (12) months ended on December 31, 2020 and (b) the period from January 1, 2021 through the Interim Balance Sheet Date, the ten (10) largest customers of the Subsidiaries (the “Top Company Customers”) and the ten largest suppliers of goods or services to the Subsidiaries (the “Top Company Suppliers”), along with the amounts of such dollar volumes. The relationships of each Subsidiary with such suppliers and customers are good commercial working relationships and (i) no Top Company Supplier or Top Company Customer within the last twelve (12) months has cancelled or otherwise terminated, or, to the Company’s Knowledge, intends to cancel or otherwise terminate, any material relationships of such Person with a Subsidiary, (ii) no Top Company Supplier or Top Company Customer has during the last twelve (12) months decreased materially or, to the Company’s Knowledge, threatened to stop, decrease or limit materially, or intends to modify materially its material relationships with a Subsidiary or intends to stop, decrease or limit materially its products or services to any Subsidiary or its usage or purchase of the products or services of any Subsidiary, (iii) to the Company’s Knowledge, no Top Company Supplier or Top Company Customer intends to refuse to pay any amount due to any Subsidiary or seek to exercise any remedy against any Subsidiary, (iv) no Subsidiary has within the past two (2) years been engaged in any material dispute with any Top Company Supplier or Top Company Customer, and (v) to the Company’s Knowledge, the consummation of the transactions contemplated in this Agreement and the Ancillary Documents will not adversely affect the relationship of any Subsidiary with any Top Company Supplier or Top Company Customer.

4.24 Certain Business Practices.

(a) No Target Company, nor any of their respective officers or directors, nor, to the Knowledge of the Company, any of their other Representatives acting on their behalf has (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (ii) made any unlawful payment to foreign or domestic government officials or employees, to foreign or domestic political parties or campaigns or violated any provision of the U.S. Foreign Corrupt Practices Act of 1977 or any other local or foreign anti-corruption or bribery Law or (iii) made any other unlawful payment. No Target Company, nor any of their respective officers or directors, nor, to the Knowledge of the Company, any of their other Representatives acting on their behalf has directly or indirectly, given or agreed to give any unlawful gift or similar benefit in any material amount to any customer, supplier, governmental employee or other Person who is or may be in a position to help or hinder any Target Company or assist any Target Company in connection with any actual or proposed transaction.

Annex A-35

(b) The operations of each Target Company are and have been conducted at all times in compliance with money laundering Laws in all applicable jurisdictions, the rules and regulations thereunder in all material respects and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Authority, and no Action involving a Target Company with respect to any of the foregoing is pending or threatened in writing.

(c) No Target Company or any of their respective directors or officers, or, to the Knowledge of the Company, any other Representative acting on behalf of a Target Company is currently identified on the specially designated nationals or other blocked person list or otherwise currently subject to any U.S. sanctions administered by OFAC, and no Target Company has in the last five (5) fiscal years, directly or indirectly, used any funds, or loaned, contributed or otherwise made available such funds to any Subsidiary, joint venture partner or other Person, in connection with any sales or operations in Cuba, Iran, Syria, Sudan, Myanmar or any other country sanctioned by OFAC or for the purpose of financing the activities of any Person currently subject to, or otherwise in violation of, any U.S. sanctions administered by OFAC; provided, that the representations in this sentence with respect to the Company (but not any other Target Company) for periods prior to February 12, 2021 shall be made to the Company’s Knowledge.

4.25 Investment Company Act. No Target Company is an “investment company”, a Person directly or indirectly “controlled” by or acting on behalf of an “investment company” or required to register as an “investment company”, in each case within the meaning of the Investment Company Act of 1940, as amended.

4.26 Finders and Brokers. Except as set forth on Schedule 4.26, no Target Company has incurred or will incur any Liability for any brokerage, finder’s or other fee or commission in connection with the transactions contemplated hereby.

4.27 Independent Investigation. The Company has conducted its own independent investigation, review and analysis of the business, results of operations, prospects, condition (financial or otherwise) or assets of the Purchaser, and acknowledges that it has been provided adequate access to the personnel, properties, assets, premises, books and records, and other documents and data of the Purchaser for such purpose. The Company acknowledges and agrees that: (a) in making its decision to enter into this Agreement and to consummate the transactions contemplated hereby, it has relied solely upon its own investigation and the express representations and warranties of the Purchaser set forth in Agreement (including the related portions of the Purchaser Disclosure Schedules) and in any certificate delivered to the Company pursuant hereto; and (b) neither the Purchaser nor any of its Representatives have made any representation or warranty as to the Purchaser or this Agreement, except as expressly set forth in this Agreement (including the related portions of the Purchaser Disclosure Schedules) or in any certificate delivered to the Company pursuant hereto.

4.28 Information Supplied. None of the information supplied or to be supplied by the Company expressly for inclusion or incorporation by reference: (a) in any current report on Form 8-K, and any exhibits thereto or any other report, form, registration or other filing made with any Governmental Authority or stock exchange with respect to the transactions contemplated by this Agreement or any Ancillary Documents; (b) in the Registration Statement; or (c) in the mailings or other distributions to the Purchaser’s stockholders and/or prospective investors with respect to the consummation of the transactions contemplated by this Agreement or in any amendment to any of documents identified in (a) through (c), will, when filed, made available, mailed or distributed, as the case may be, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. None of the information supplied or to be supplied by the Company expressly for inclusion or incorporation by reference in any of the Signing Press Release, the Signing Filing, the Closing Press Release and the Closing Filing will, when filed or distributed, as applicable, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, the Company makes no representation, warranty or covenant with respect to any information supplied by or on behalf of the Purchaser or its Affiliates.

4.29 Legacy Representations. Reference is made to that certain Acquisition Agreement dated July 29, 2021 (the “Tingo Acquisition Agreement”) by and among Tingo International Holdings Inc., as seller thereunder (“TIH”), Tingo Mobile PLC, as target company thereunder (“TMP”), and i-WEB INC. as parent company thereunder (“IWI”). Without prejudice to, and without limiting or restricting the scope of, any other representation or warranty of the Company in this Article IV, the Company hereby makes to the Purchaser, mutatis mutandis, each of the representations and warranties that IWI made to TIH and TMP in the Tingo Acquisition Agreement, including, but not limited to, such representations and warranties of IWI set forth in Article V of the Tingo Acquisition Agreement.

Annex A-36

4.30 No Other Representations. Except for the representations and warranties expressly made by the Company in this Article IV (as modified by the Company Disclosure Schedules) or as expressly set forth in an Ancillary Document, neither the Company nor any other Person on its behalf makes any express or implied representation or warranty with respect to any of the Target Companies or their respective business, operations, assets or Liabilities, or the transactions contemplated by this Agreement or any of the other Ancillary Documents, and the Company hereby expressly disclaims any other representations or warranties, whether implied or made by the Company or any of its Representatives. Except for the representations and warranties expressly made by the Company in this Article IV (as modified by the Company Disclosure Schedules) or in an Ancillary Document, the Company hereby expressly disclaims all liability and responsibility for any representation, warranty, projection, forecast, statement or information made, communicated or furnished to the Purchaser, Merger Sub or any of their respective Representatives, in writing or orally (including any opinion, information, projection or advice that may have been or may be provided to the Purchaser, Merger Sub or any of their respective Representatives by any Representative of the Company), including any representations or warranties regarding the probable success or profitability of the businesses of the Target Companies.

Article V
COVENANTS

5.1 Access and Information.

(a) During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement in accordance with Section 8.1 or the Closing (the “Interim Period”), subject to Section 5.15, the Company shall give, and shall cause its Representatives to give, the Purchaser and its Representatives, at reasonable times during normal business hours and upon reasonable intervals and notice, reasonable access to all offices and other facilities and to all employees, properties, Contracts, agreements, commitments, books and records, financial and operating data and other information (including Tax Returns, internal working papers, client files, client Contracts and director service agreements), of or pertaining to the Target Companies, as the Purchaser or its Representatives may reasonably request regarding the Target Companies and their respective businesses, assets, Liabilities, financial condition, prospects, operations, management, employees and other aspects (including a copy of each material report, schedule and other document filed with or received by a Governmental Authority pursuant to the requirements of applicable securities Laws, and independent public accountants’ work papers (subject to the consent or any other conditions required by such accountants, if any)) and cause each of the Company’s Representatives to reasonably cooperate with the Purchaser and its Representatives in their investigation; provided, however, that the Purchaser and its Representatives shall conduct any such activities in such a manner as not to unreasonably interfere with the business or operations of the Target Companies.

(b) During the Interim Period, subject to Section 5.15, the Purchaser shall give, and shall cause its Representatives to give, the Company and its Representatives, at reasonable times during normal business hours and upon reasonable intervals and notice, reasonable access to all offices and other facilities and to all employees, properties, Contracts, agreements, commitments, books and records, financial and operating data and other information (including Tax Returns, internal working papers, client files, client Contracts and director service agreements), of or pertaining to the Purchaser or its Subsidiaries, as the Company or its Representatives may reasonably request regarding the Purchaser, its Subsidiaries and their respective businesses, assets, Liabilities, financial condition, prospects, operations, management, employees and other aspects (including a copy of each material report, schedule and other document filed with or received by a Governmental Authority pursuant to the requirements of applicable securities Laws, and independent public accountants’ work papers (subject to the consent or any other conditions required by such accountants, if any)) and cause each of the Purchaser’s Representatives to reasonably cooperate with the Company and its Representatives in their investigation; provided, however, that the Company and its Representatives shall conduct any such activities in such a manner as not to unreasonably interfere with the business or operations of the Purchaser or any of its Subsidiaries.

5.2 Conduct of Business of the Company.

(a) Unless the Purchaser shall otherwise consent in writing (such consent not to be unreasonably withheld, conditioned or delayed), during the Interim Period, except as expressly contemplated by this Agreement or the Ancillary Documents, as required by applicable Law (including COVID-19 Measures) or as set forth on Schedule 5.2, the Company shall, and shall cause its Subsidiaries to, (i) conduct their respective businesses, in all material

Annex A-37

respects, in the ordinary course of business consistent with past practice, and (ii) take all commercially reasonable measures necessary or appropriate to preserve intact, in all material respects, their respective business organizations, to keep available the services of their respective managers, directors, officers, employees and consultants, and to preserve the possession, control and condition of their respective material assets, all as consistent with past practice.

(b) Without limiting the generality of Section 5.2(a) and except as contemplated by the terms of this Agreement or the Ancillary Documents, as required by applicable Law (including COVID-19 Measures) or as set forth on Schedule 5.2, during the Interim Period, without the prior written consent of the Purchaser (such consent not to be unreasonably withheld, conditioned or delayed), the Company shall not, and shall cause its Subsidiaries to not:

(i) amend, waive or otherwise change, in any respect, its Organizational Documents, except as required by applicable Law;

(ii) except for a Permitted Company Equity Financing, authorize for issuance, issue, grant, sell, pledge, dispose of or propose to issue, grant, sell, pledge or dispose of any of its equity securities or any options, warrants, commitments, subscriptions or rights of any kind to acquire or sell any of its equity securities, or other securities, including any securities convertible into or exchangeable for any of its shares or other equity securities or securities of any class and any other equity-based awards, or engage in any hedging transaction with a third Person with respect to such securities; provided that neither the exercise or settlement of any Company Option under the Company Equity Plan, in accordance with its terms, nor the exercise or conversion of any Company Convertible Securities, in each case in accordance with its terms, shall require the consent of the Purchaser and provided, further, that, during the Interim Period, the Company shall be authorized to grant Company Options exercisable for up to the number of shares of Company Common Stock set forth in Schedule 5.2(b)(ii), provided that any such grants are made only to current Company employees or new hires on terms substantially equivalent to then-outstanding Company Options and are made on or prior to the date that the first amendment to the Registration Statement (defined below) is filed by the Company with the SEC;

(iii) split, combine, recapitalize or reclassify any of its shares or other equity interests or issue any other securities in respect thereof or pay or set aside any dividend or other distribution (whether in cash, equity or property or any combination thereof) in respect of its equity interests, or directly or indirectly redeem, purchase or otherwise acquire or offer to acquire any of its securities;

(iv) except for a Permitted Company Debt Financing, incur, create, assume, prepay or otherwise become liable for any Indebtedness (directly, contingently or otherwise) in excess of $200,000 individually or $500,000 in the aggregate, make a loan or advance to or investment in any third party (other than advancement of expenses to employees in the ordinary course of business), or guarantee or endorse any Indebtedness, Liability or obligation of any Person in excess of $200,000 individually or $500,000 in the aggregate;

(v) increase the wages, salaries or compensation of its employees other than in the ordinary course of business, consistent with past practice, and in any event not in the aggregate by more than five percent (5%), or make or commit to make any bonus payment (whether in cash, property or securities) to any employee, or materially increase other benefits of employees generally, or enter into, establish, materially amend or terminate any Company Benefit Plan, in each case other than as required by applicable Law, pursuant to the terms of any Company Benefit Plans or in the ordinary course of business consistent with past practice;

(vi) make or rescind any material election relating to Taxes, settle any claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to Taxes, file any amended Tax Return or claim for refund, or make any material change in its accounting or Tax policies or procedures, in each case except as required by applicable Law or in compliance with GAAP;

(vii) transfer or license to any Person or otherwise extend, materially amend or modify, permit to lapse or fail to preserve any material Company Registered IP, Company Licensed IP or other Company IP (excluding non-exclusive licenses of Company IP to Target Company customers in the ordinary course of business consistent with past practice), or disclose to any Person who has not entered into a confidentiality agreement any Trade Secrets;

(viii) terminate, or waive or assign any material right under, any Company Material Contract or enter into any Contract that would be a Company Material Contract, in any case outside of the ordinary course of business consistent with past practice or in connection with the terms of this Section 5.2 during the Interim Period;

Annex A-38

(ix) fail to maintain its books, accounts and records in all material respects in the ordinary course of business consistent with past practice;

(x) establish any Subsidiary that is not directly or indirectly wholly-owned by the Company or enter into any new line of business;

(xi) fail to use commercially reasonable efforts to keep in force insurance policies or replacement or revised policies providing insurance coverage with respect to its assets, operations and activities in such amount and scope of coverage substantially similar to that which is currently in effect;

(xii) revalue any of its material assets or make any material change in accounting methods, principles or practices, except to the extent required to comply with GAAP and after consulting with the Company’s outside auditors;

(xiii) waive, release, assign, settle or compromise any claim, action or proceeding (including any suit, action, claim, proceeding or investigation relating to this Agreement or the transactions contemplated hereby), other than waivers, releases, assignments, settlements or compromises that involve only the payment of monetary damages (and not the imposition of equitable relief on, or the admission of wrongdoing by, a Target Company or its Affiliates) not in excess of $200,000 (individually or in the aggregate), or otherwise pay, discharge or satisfy any Actions, Liabilities or obligations, unless such amount has been reserved in the Company Financials;

(xiv) close or materially reduce its activities, or effect any layoff or other personnel reduction or change, at any of its facilities;

(xv) acquire, including by merger, consolidation, acquisition of equity interests or assets, or any other form of business combination, any corporation, partnership, limited liability company, other business organization or any division thereof, or any material amount of assets outside the ordinary course of business consistent with past practice;

(xvi) make capital expenditures in excess of $200,000 (individually for any project (or set of related projects) or $500,000 in the aggregate) other than in the ordinary course of business (excluding for the avoidance of doubt, incurring any Expenses);

(xvii) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization (other than with respect to the Merger);

(xviii) voluntarily incur any Liability or obligation (whether absolute, accrued, contingent or otherwise) in excess of $200,000 individually or $500,000 in the aggregate other than pursuant to the terms of a Company Material Contract or Company Benefit Plan or otherwise in the ordinary course of business;

(xix) sell, lease, license, transfer, exchange or swap, mortgage or otherwise pledge or encumber (including securitizations), or otherwise dispose of any material portion of its properties, assets or rights;

(xx) enter into any agreement, understanding or arrangement with respect to the voting of equity securities of the Company;

(xxi) take any action that would reasonably be expected to significantly delay or impair the obtaining of any Consents of any Governmental Authority to be obtained in connection with this Agreement;

(xxii) accelerate the collection of any trade receivables or delay the payment of trade payables or any other liabilities other than in the ordinary course of business consistent with past practice;

(xxiii) enter into or amend, or waive any material rights under, any transaction with any Company Related Person (other than compensation and benefits and advancement of expenses, in each case, provided in the ordinary course of business consistent with past practice); or

(xxiv) authorize or agree to do any of the foregoing actions.

Annex A-39

5.3 Conduct of Business of the Purchaser.

(a) Unless the Company shall otherwise consent in writing (such consent not to be unreasonably withheld, conditioned or delayed), during the Interim Period, except as expressly contemplated by this Agreement or the Ancillary Documents as required by applicable Law (including COVID-19 Measures) or as set forth on Schedule 5.3, the Purchaser shall, and shall cause its Subsidiaries to, (i) conduct their respective businesses, in all material respects, in the ordinary course of business consistent with past practice, (ii) comply with all Laws applicable to the Purchaser and its Subsidiaries and their respective businesses, assets and employees in all material respects, and (iii) take all commercially reasonable measures necessary or appropriate to preserve intact, in all material respects, their respective business organizations, to keep available the services of their respective managers, directors, officers, employees and consultants, and to preserve the possession, control and condition of their respective material assets, all as consistent with past practice.

(b) Without limiting the generality of Section 5.3(a) and except as contemplated by the terms of this Agreement or the Ancillary Documents, as required by applicable Law (including COVID-19 Measures) or as set forth on Schedule 5.3, during the Interim Period, without the prior written consent of the Company (such consent not to be unreasonably withheld, conditioned or delayed), the Purchaser shall not, and shall cause its Subsidiaries to not:

(i) amend, waive or otherwise change, in any respect, its Organizational Documents except as required by applicable Law;

(ii) except with respect to Permitted Splits, authorize for issuance, issue, grant, sell, pledge, dispose of or propose to issue, grant, sell, pledge or dispose of any of its equity securities or any options, warrants, commitments, subscriptions or rights of any kind to acquire or sell any of its equity securities, or other securities, including any securities convertible into or exchangeable for any of its equity securities or other security interests of any class and any other equity-based awards, or engage in any hedging transaction with a third Person with respect to such securities; provided that neither the exercise or settlement of any option to acquire Purchaser Common Stock under any Purchaser Benefit Plan, in accordance with its terms, nor the exercise or conversion or conversion of any other convertible securities of the Purchaser, in each case in accordance with its terms, shall require the consent of the Company and provided, further, that, during the Interim Period, the Purchaser shall be authorized to grant options exercisable for up to the number of shares of Purchaser Common Stock set forth in Schedule 5.3(b)(ii), provided that any such grants are made only to current employees or new hires of the Purchaser or any Subsidiary on terms substantially equivalent to then-outstanding options and are made on or prior to the date that the first amendment to the Registration Statement (defined below) is filed by the Purchaser with the SEC;

(iii) except with respect to Permitted Splits, split, combine, recapitalize or reclassify any of its shares or other equity interests or issue any other securities in respect thereof or pay or set aside any dividend or other distribution (whether in cash, equity or property or any combination thereof) in respect of its shares or other equity interests, or directly or indirectly redeem, purchase or otherwise acquire or offer to acquire any of its securities;

(iv) incur, create, assume, prepay or otherwise become liable for any Indebtedness (directly, contingently or otherwise) in excess of $200,000 individually or $500,000 in the aggregate, make a loan or advance to or investment in any third party (other than advancement of expenses to employees in the ordinary course of business), or guarantee or endorse any Indebtedness, Liability or obligation of any Person in excess of $200,000 individually or $500,000 in the aggregate;

(v) increase the wages, salaries or compensation of its employees other than in the ordinary course of business, consistent with past practice, and in any event not in the aggregate by more than five percent (5%), or make or commit to make any bonus payment (whether in cash, property or securities) to any employee, or materially increase other benefits of employees generally, or enter into, establish, materially amend or terminate any Purchaser Benefit Plan, in each case other than as required by applicable Law, pursuant to the terms of any Purchaser Benefit Plans or in the ordinary course of business consistent with past practice;

(vi) make or rescind any material election relating to Taxes, settle any claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to Taxes, file any amended Tax Return or claim for refund, or make any material change in its accounting or Tax policies or procedures, in each case except as required by applicable Law or in compliance with GAAP;

Annex A-40

(vii) transfer or license to any Person or otherwise extend, materially amend or modify, permit to lapse or fail to preserve any material Purchaser Registered IP, Purchaser Licensed IP or other Purchaser IP (excluding non-exclusive licenses of Purchaser IP to the Purchaser’s or its Subsidiaries’ customers in the ordinary course of business consistent with past practice), or disclose to any Person who has not entered into a confidentiality agreement any Trade Secrets;

(viii) terminate, or waive or assign any material right under, any Purchaser Material Contract or enter into any Contract that would be a Purchaser Material Contract, in any case outside of the ordinary course of business consistent with past practice or in connection with the terms of this Section 5.3 during the Interim Period;

(ix) fail to maintain its books, accounts and records in all material respects in the ordinary course of business consistent with past practice;

(x) establish any Subsidiary that is not directly or indirectly wholly-owned by the Purchaser or enter into any new line of business;

(xi) fail to use commercially reasonable efforts to keep in force insurance policies or replacement or revised policies providing insurance coverage with respect to its assets, operations and activities in such amount and scope of coverage substantially similar to that which is currently in effect;

(xii) revalue any of its material assets or make any material change in accounting methods, principles or practices, except to the extent required to comply with GAAP and after consulting the Purchaser’s outside auditors;

(xiii) waive, release, assign, settle or compromise any claim, action or proceeding (including any suit, action, claim, proceeding or investigation relating to this Agreement or the transactions contemplated hereby), other than waivers, releases, assignments, settlements or compromises that involve only the payment of monetary damages (and not the imposition of equitable relief on, or the admission of wrongdoing by, the Purchaser or its Subsidiary) not in excess of $200,000 (individually or in the aggregate), or otherwise pay, discharge or satisfy any Actions, Liabilities or obligations, unless such amount has been reserved in the Purchaser Financials;

(xiv) close or materially reduce its activities, or effect any layoff or other personnel reduction or change, at any of its facilities;

(xv) acquire, including by merger, consolidation, acquisition of equity interests or assets, or any other form of business combination, any corporation, partnership, limited liability company, other business organization or any division thereof, or any material amount of assets outside the ordinary course of business consistent with past practice;

(xvi) make capital expenditures in excess of $200,000 (individually for any project (or set of related projects) or $500,000 in the aggregate) other than in the ordinary course of business (excluding for the avoidance of doubt, incurring any Expenses);

(xvii) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization (other than with respect to the Merger);

(xviii) voluntarily incur any Liability or obligation (whether absolute, accrued, contingent or otherwise) in excess of $200,000 individually or $500,000 in the aggregate (excluding the incurrence of any Expenses) other than pursuant to the terms of a Purchaser Material Contract or Purchaser Benefit Plan or otherwise in the ordinary course of business;

(xix) sell, lease, license, transfer, exchange or swap, mortgage or otherwise pledge or encumber (including securitizations), or otherwise dispose of any material portion of its properties, assets or rights;

(xx) enter into any agreement, understanding or arrangement with respect to the voting of Purchaser Securities;

Annex A-41

(xxi) take any action that would reasonably be expected to significantly delay or impair the obtaining of any Consents of any Governmental Authority to be obtained in connection with this Agreement;

(xxii) accelerate the collection of any trade receivables or delay the payment of trade payables or any other liabilities other than in the ordinary course of business consistent with past practice;

(xxiii) enter into or amend, or waive any material rights under, any transaction with any Purchaser Related Person (other than compensation and benefits and advancement of expenses, in each case, provided in the ordinary course of business consistent with past practice); or

(xxiv) authorize or agree to do any of the foregoing actions.

5.4 Annual and Interim Financial Statements.

(a) During the Interim Period, within thirty (30) calendar days following the end of each calendar month, and within forty-five (45) calendar days following the end of each three-month calendar quarterly period and each fiscal year, the Company shall deliver to the Purchaser an unaudited consolidated income statement and an unaudited consolidated balance sheet of the Target Companies for the period from the Interim Balance Sheet Date through the end of such monthly or quarterly period or fiscal year and the applicable comparative period in the preceding fiscal year, in each case accompanied by a certificate of the Chief Financial Officer of the Company to the effect that all such financial statements fairly present the consolidated financial position and results of operations of the Target Companies as of the date or for the periods indicated, in accordance with GAAP, subject to year-end audit adjustments and excluding footnotes. From the date hereof through the Closing Date, the Company will also promptly deliver to the Purchaser copies of any audited consolidated financial statements of the Target Companies that the Target Companies’ certified public accountants may issue.

(b) During the Interim Period, within fifteen (15) calendar days following the end of each calendar month, and within thirty (30) calendar days following the end of each three-month calendar quarterly period and each fiscal year, the Purchaser shall deliver to the Company an unaudited consolidated income statement and an unaudited consolidated balance sheet of the Purchaser for the period from the March 31, 2022 through the end of such monthly or quarterly period or fiscal year and the applicable comparative period in the preceding fiscal year, in each case accompanied by a certificate of the Chief Financial Officer of the Purchaser to the effect that all such financial statements fairly present the consolidated financial position and results of operations of the Purchaser as of the date or for the periods indicated, in accordance with GAAP, subject to year-end audit adjustments and excluding footnotes. From the date hereof through the Closing Date, the Purchaser will also promptly deliver to the Company copies of any audited consolidated financial statements of the Purchaser that the Purchaser’s certified public accountants may issue.

5.5 Purchaser and Company Public Filings.

(a) During the Interim Period, the Purchaser will keep current and timely file all of its public filings with the SEC and otherwise comply in all material respects with applicable securities Laws and shall use its commercially reasonable efforts prior to the Closing to maintain the listing of the Purchaser Public Units, the Purchaser Common Stock and the Purchaser Public Warrants on Nasdaq; provided, that the Parties acknowledge and agree that from and after the Closing, the Parties intend to continue to list on Nasdaq only the Purchaser Common Stock and the Purchaser Public Warrants.

(b) During the Interim Period, the Company will keep current and timely file all of its public filings with the SEC and otherwise comply in all material respects with applicable securities Laws and shall use its commercially reasonable efforts prior to the Closing to maintain the listing of the Company Common Stock; provided, that the Parties acknowledge and agree that from and after the Closing, the Parties do not intend to continue to list the Company Common Stock on the OTC Markets.

5.6 No Solicitation.

(a) For purposes of this Agreement, (i) an “Acquisition Proposal” means any proposal or offer from any Person or group at any time relating to an Alternative Transaction, (ii) an “Alternative Transaction” means (A) with respect to the Company and its Affiliates, a transaction (other than the transactions contemplated by this Agreement) concerning the sale of (x) all or any material part of the business or assets of the Target Companies

Annex A-42

(other than in the ordinary course of business consistent with past practice) or (y) any of the shares or other equity interests or profits of the Target Companies, in any case, whether such transaction takes the form of a sale of shares or other equity interests, assets, merger, consolidation, issuance of debt securities, management Contract, joint venture or partnership, or otherwise and (B) with respect to the Purchaser and its Affiliates, a transaction (other than the transactions contemplated by this Agreement) concerning any merger, acquisition or business combination which would restrain or otherwise serve to interfere with or inhibit the timely consummation of the Merger in accordance with the terms of this Agreement involving Purchaser and (iii) a “Purchaser Superior Offer” means an Acquisition Proposal on terms that the board of directors of the Purchaser determines, in good faith, based upon consultations with its outside legal counsel and its financial advisors, are more favorable to the Purchaser’s stockholders than this Agreement and the transactions contemplated hereby, taken as a whole, after giving effect to any adjustments to the terms and conditions of this Agreement agreed to in writing by the Company in response to such Acquisition Proposal, and is reasonably likely to be consummated, taking into account all legal, financial and regulatory aspects of, and conditions to, the Purchaser Superior Offer and the Person making the Purchaser Superior Offer (including any financing required by such Person).

(b) During the Interim Period, in order to induce the other Parties to continue to commit to expend management time and financial resources in furtherance of the transactions contemplated hereby, each Party shall not, and shall cause its Representatives to not, without the prior written consent of the Company and the Purchaser, directly or indirectly, (i) solicit, assist, initiate or facilitate the making, submission or announcement of, or intentionally encourage, any Acquisition Proposal, (ii) furnish any non-public information regarding such Party or its Affiliates or their respective businesses, operations, assets, Liabilities, financial condition, prospects or employees to any Person or group (other than a Party to this Agreement or their respective Representatives) in connection with or in response to an Acquisition Proposal, (iii) engage or participate in discussions or negotiations with any Person or group with respect to, or is intended or would reasonably be expected to lead to, an Acquisition Proposal, (iv) approve, endorse or recommend, or publicly propose to approve, endorse or recommend, any Acquisition Proposal, (v) negotiate or enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement related to any Acquisition Proposal, or (vi) release any third Person from, or waive any provision of, any confidentiality agreement to which such Party is a party.

(c) Each Party shall notify the others as promptly as practicable (and in any event within 48 hours) in writing of the receipt by such Party or any of its Representatives of (i) any Acquisition Proposal or any bona fide requests for information or requests for discussions or negotiations that would reasonably be expected to result in an Acquisition Proposal, and (ii) any request for non-public information relating to such Party or its Affiliates in connection with any such Acquisition Proposal, specifying in each case, the material terms and conditions thereof. Each Party shall keep the others promptly informed of the status of any such proposals, offers or requests for information. During the Interim Period, each Party shall, and shall cause its Representatives to, immediately cease and cause to be terminated any solicitations, discussions or negotiations with any Person with respect to any Acquisition Proposal and shall, and shall direct its Representatives to, cease and terminate any such solicitations, discussions or negotiations.

(d) Notwithstanding anything in this Agreement to the contrary, including Section 5.6(b) during the Interim Period, the board of directors of the Purchaser, or any committee thereof, may, at any time prior to the date of the Purchaser Special Meeting: (a) (i) withhold, withdraw, qualify or modify (or publicly propose or resolve to withhold, withdraw, qualify or modify) the Purchaser Recommendation; (ii) approve, recommend or declare advisable, or propose publicly to approve, recommend or declare advisable, any Purchaser Superior Offer; (iii) approve, recommend or declare advisable, or propose publicly to approve, recommend or declare advisable, or allow Purchaser to execute or enter into, any agreement related to an Purchaser Superior Offer; (iv) enter into any agreement, letter of intent, or agreement in principle requiring Purchaser or the effects of which is to require to abandon, terminate or fail to consummate the transactions contemplated hereby; (v) fail to recommend against a Purchaser Superior Offer; (vi) fail to re-affirm the Purchaser Recommendation at the written request of the Company within five (5) Business Days of such request; or (vii) fail to include the Purchaser Recommendation in the Registration Statement and Proxy Statement. If, in the cases of clauses (i) through (vii) above: (x) an unsolicited, bona fide written offer is made to the Purchaser by a third party for an Acquisition Proposal; (y) the board of directors of the Purchaser determines in good faith, after consultation with its financial advisors, that such offer constitutes a Purchaser Superior Offer; and (z) following consultation with outside legal counsel, the board

Annex A-43

of directors of the Purchaser determines that the withdrawal or modification of its approval of this Agreement or the transactions contemplated hereby or its recommendation that holders of Purchaser Securities adopt this Agreement and approve the transactions contemplated hereby is required to comply with the fiduciary duties of the board of directors of the Purchaser to the stockholders of the Purchaser under applicable Law, but only, in the case of clause (i) through (vii) above, (i) after providing written notice to Purchaser (a “Notice of Purchaser Superior Offer” advising the Company that the board of directors of the Purchaser has received a Purchaser Superior Offer specifying the material terms and conditions of such Purchaser Superior Offer and identifying the person or persons making such Purchaser Superior Offer, and (ii) if the Company does not, within three (3) business days of the Company’s receipt of the Notice of Purchaser Superior Offer, make an offer that the board of directors of the Purchaser determines in good faith, after consultation with its financial advisors, to be at least as favorable to Purchaser’s stockholders as the Purchaser Superior Offer; provided that during such three (3) business day period, Purchaser shall, and shall use commercially reasonable efforts to cause its financial and legal advisors to, negotiate in good faith with the Company (to the extent the Company wishes to negotiate) to enable the Company to make such an offer; or (ii) other than in connection with an Acquisition Proposal, withdraw or modify its approval of this Agreement or the transactions contemplated hereby or its recommendation that holders of Purchaser Securities adopt this Agreement and approve the transactions contemplated hereby, if the board of directors of the Purchaser reasonably determines (after consultation with outside legal counsel) that the withdrawal or modification of such approval or recommendation is required to comply with the fiduciary duties of the board of directors of the Purchaser to the stockholders of the Purchaser under applicable Law.

(e) Nothing contained in this Agreement shall prohibit the Purchaser or the board of directors of the Purchaser or any committee thereof from (x) taking and disclosing to the Purchaser’s stockholders a position contemplated by Rule 14e-2(a) or Rule 14d-9 promulgated under the Exchange Act or issuing a “stop, look and listen” statement to the Purchaser’s stockholders pursuant to Rule 14d-9(f) promulgated under the Exchange Act pending disclosure of its position thereunder or (ii) directing any Person (or the Representative of that Person) who makes an Acquisition Proposal to the provisions of this Section 5.6.

(f) During the Interim Period, the board of directors of the Company, or any committee thereof, shall not: (i) withhold, withdraw, qualify or modify (or publicly propose or resolve to withhold, withdraw, qualify or modify) the Company Recommendation; (ii) approve, recommend or declare advisable, or propose publicly to approve, recommend or declare advisable, any Alternative Transaction with respect to the Company; (iii) approve, recommend or declare advisable, or propose publicly to approve, recommend or declare advisable, or allow the Company to execute or enter into, any agreement related to an Alternative Transaction; (iv) enter into any agreement, letter of intent, or agreement in principle requiring or the effects of which is to require the Company to abandon, terminate or fail to consummate the transactions contemplated hereby; (v) fail to recommend against any Alternative Transaction with respect to the Company; (vi) fail to re-affirm the Company Recommendation at the written request of the Purchaser within five (5) Business Days of such request; (vi) fail to include the Company Recommendation in any solicitation materials that its prepares or sends to Company Security Holders; or (vii) resolve or agree in writing to do any of the foregoing.

5.7 No Trading. Each of the Company and the Purchaser acknowledges and agrees that it is aware, and that its Affiliates are aware (and each of their respective Representatives is aware or, upon receipt of any material nonpublic information of the Purchaser, will be advised) of the restrictions imposed by U.S. federal securities laws and the rules and regulations of the SEC and Nasdaq promulgated thereunder or otherwise (the “Federal Securities Laws”) and other applicable foreign and domestic Laws on a Person possessing material nonpublic information about a publicly traded company. Each of the Company and the Purchaser hereby agrees that, while it is in possession of such material nonpublic information, it shall not purchase or sell any securities of the other (other than to engage in the Merger in accordance with Article I), communicate such information to any third party, take any other action with respect to the other Party in violation of such Laws, or cause or encourage any third party to do any of the foregoing.

5.8 Notification of Certain Matters. During the Interim Period, each Party shall give prompt notice to the other Parties if such Party or its Affiliates: (a) receives any notice or other communication in writing from any third party (including any Governmental Authority) alleging (i) that the Consent of such third party is or may be required in connection with the transactions contemplated by this Agreement or (ii) any non-compliance with any Law by such Party or its Affiliates; (b) receives any notice or other communication from any Governmental Authority in connection with the transactions contemplated by this Agreement; (c) discovers any fact or circumstance that, or

Annex A-44

becomes aware of the occurrence or non-occurrence of any event the occurrence or non-occurrence of which, would reasonably be expected to cause or result in any of the conditions to the Closing set forth in Article VII not being satisfied or the satisfaction of those conditions being materially delayed; or (d) becomes aware of the commencement or threat, in writing, of any Action against such Party or any of its Affiliates, or any of their respective properties or assets, or, to the Knowledge of such Party, any officer, director, partner, member or manager, in his, her or its capacity as such, of such Party or of its Affiliates with respect to the consummation of the transactions contemplated by this Agreement. No such notice shall constitute an acknowledgement or admission by the Party providing the notice regarding whether or not any of the conditions to the Closing have been satisfied or in determining whether or not any of the representations, warranties or covenants contained in this Agreement have been breached.

5.9 Efforts.

(a) Subject to the terms and conditions of this Agreement, each Party shall use its commercially reasonable efforts, and shall cooperate fully with the other Parties, to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary, proper or advisable under applicable Laws and regulations to consummate the transactions contemplated by this Agreement (including the receipt of all applicable Consents of Governmental Authorities) and to comply as promptly as practicable with all requirements of Governmental Authorities applicable to the transactions contemplated by this Agreement.

(b) In furtherance and not in limitation of Section 5.9(a), to the extent required under any Laws that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade (“Antitrust Laws”), each Party hereto agrees to make any required filing or application under Antitrust Laws, as applicable, at such Party’s sole cost and expense (subject to the last sentence of Section 8.3 with respect to Antitrust Expenses), with respect to the transactions contemplated hereby as promptly as practicable, to supply as promptly as reasonably practicable any additional information and documentary material that may be reasonably requested pursuant to Antitrust Laws and to take all other actions reasonably necessary, proper or advisable to cause the expiration or termination of the applicable waiting periods under Antitrust Laws as soon as practicable, including by requesting early termination of the waiting period provided for under the Antitrust Laws. Each Party shall, in connection with its efforts to obtain all requisite approvals and authorizations for the transactions contemplated by this Agreement under any Antitrust Law, use its commercially reasonable efforts to: (i) cooperate in all respects with each other Party or its Affiliates in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private Person; (ii) keep the other Parties reasonably informed of any communication received by such Party or its Representatives from, or given by such Party or its Representatives to, any Governmental Authority and of any communication received or given in connection with any proceeding by a private Person, in each case regarding any of the transactions contemplated by this Agreement; (iii) permit a Representative of the other Parties and their respective outside counsel to review any communication given by it to, and consult with each other in advance of any meeting or conference with, any Governmental Authority or, in connection with any proceeding by a private Person, with any other Person, and to the extent permitted by such Governmental Authority or other Person, give a Representative or Representatives of the other Parties the opportunity to attend and participate in such meetings and conferences; (iv) in the event a Party’s Representative is prohibited from participating in or attending any meetings or conferences, the other Parties shall keep such Party promptly and reasonably apprised with respect thereto; and (v) use commercially reasonable efforts to cooperate in the filing of any memoranda, white papers, filings, correspondence or other written communications explaining or defending the transactions contemplated hereby, articulating any regulatory or competitive argument, and/or responding to requests or objections made by any Governmental Authority.

(c) As soon as reasonably practicable following the date of this Agreement, the Parties shall reasonably cooperate with each other and use (and shall cause their respective Affiliates to use) their respective commercially reasonable efforts to prepare and file with Governmental Authorities requests for approval of the transactions contemplated by this Agreement and shall use all commercially reasonable efforts to have such Governmental Authorities approve the transactions contemplated by this Agreement. Each Party shall give prompt written notice to the other Parties if such Party or any of its Representatives receives any notice from such Governmental Authorities in connection with the transactions contemplated by this Agreement, and shall promptly furnish the other Parties with a copy of such Governmental Authority notice. If any Governmental Authority requires that a hearing or meeting be held in connection with its approval of the transactions contemplated hereby, whether prior to the Closing or after the Closing, each Party shall arrange for Representatives of such Party to be present for such hearing or meeting. If any objections are asserted with respect to the transactions contemplated by this

Annex A-45

Agreement under any applicable Law or if any Action is instituted (or threatened in writing to be instituted) by any applicable Governmental Authority or any private Person challenging any of the transactions contemplated by this Agreement or any Ancillary Document as violative of any applicable Law or which would otherwise prevent, materially impede or materially delay the consummation of the transactions contemplated hereby or thereby, the Parties shall use their commercially reasonable efforts to resolve any such objections or Actions so as to timely permit consummation of the transactions contemplated by this Agreement and the Ancillary Documents, including in order to resolve such objections or Actions which, in any case if not resolved, would reasonably be expected to prevent, materially impede or materially delay the consummation of the transactions contemplated hereby or thereby. In the event any Action is instituted (or threatened in writing to be instituted) by a Governmental Authority or private Person challenging the transactions contemplated by this Agreement, or any Ancillary Document, the Parties shall, and shall cause their respective Representatives to, reasonably cooperate with each other and use their respective commercially reasonable efforts to contest and resist any such Action and to have vacated, lifted, reversed or overturned any Order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the transactions contemplated by this Agreement or the Ancillary Documents.

(d) Prior to the Closing, each Party shall use its commercially reasonable efforts to obtain any Consents of Governmental Authorities or other third Persons as may be necessary for the consummation by such Party or its Affiliates of the transactions contemplated by this Agreement or required as a result of the execution or performance of, or consummation of the transactions contemplated by, this Agreement by such Party or its Affiliates, and the other Parties shall provide reasonable cooperation in connection with such efforts.

5.10 Tax Matters. Each of the Parties shall use its reasonable best efforts to cause the Merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. None of the Parties shall (and each of the Parties shall cause their respective Subsidiaries not to) take any action, or fail to take any action, that would reasonably be expected to cause the Merger to fail to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. The Parties intend to report and, except to the extent otherwise required by a change in Law, shall report, for federal income tax purposes, the Merger as a “reorganization” within the meaning of Section 368(a) of the Code.

5.11 Further Assurances. The Parties hereto shall further cooperate with each other and use their respective commercially reasonable efforts to take or cause to be taken all actions, and do or cause to be done all things, necessary, proper or advisable on their part under this Agreement and applicable Laws to consummate the transactions contemplated by this Agreement as soon as reasonably practicable, including preparing and filing as soon as practicable all documentation to effect all necessary notices, reports and other filings.

5.12 The Registration Statement.

(a) As promptly as practicable after the date hereof, the Purchaser shall prepare with the reasonable assistance of the Company, and file with the SEC a registration statement on Form S-4 (as amended or supplemented from time to time, and including the Proxy Statement contained therein, the “Registration Statement”) in connection with the registration under the Securities Act of the shares of Purchaser Common Stock to be issued under this Agreement as the Merger Consideration, which Registration Statement will also contain a proxy statement (as amended, the “Proxy Statement”) for the purpose of soliciting proxies from Purchaser stockholders for the matters to be acted upon at the Purchaser Special Meeting. The Proxy Statement shall include proxy materials for the purpose of soliciting proxies from Purchaser stockholders to vote, at a special meeting of the Purchaser’s stockholders to be called and held for such purpose (the “Purchaser Special Meeting”), in favor of resolutions approving (i) the adoption and approval of this Agreement and the transactions contemplated hereby or referred to herein, including the Merger, by the holders of Purchaser Common Stock in accordance with the Purchaser’s Organizational Documents, the DCGL and the rules and regulations of the SEC and Nasdaq; (ii) the approval of the Amended Purchaser Certificate of Incorporation upon the Closing; (iii) the adoption and approval of an a new or amended equity incentive plan for the Purchaser to be agreed between the Purchaser and the Company acting reasonably and in good faith; (iv) the appointment of the members of the Post-Closing Purchaser Board in accordance with Section 5.16 hereof; (v) such other matters as the Company and the Purchaser shall hereafter mutually determine to be necessary or appropriate in order to effect the Merger and the other transactions contemplated by this Agreement (the approvals described in foregoing clauses (i) through (vi), collectively, the “Purchaser Stockholder Approval Matters”); and (vi) the adjournment of the Purchaser Special Meeting, if necessary or desirable in the reasonable determination of the Purchaser. If on the date for which the Purchaser Special Meeting is scheduled, the Purchaser has not received proxies representing a sufficient number of shares

Annex A-46

to obtain the Required Purchaser Stockholder Approval, whether or not a quorum is present, the Purchaser may make one or more successive postponements or adjournments of the Purchaser Special Meeting. In connection with the Registration Statement, the Purchaser will file with the SEC financial and other information about the transactions contemplated by this Agreement in accordance with applicable Law and applicable proxy solicitation and registration statement rules set forth in the Purchaser’s Organizational Documents and the rules and regulations of the SEC and Nasdaq. Purchaser shall cooperate and provide the Company (and its counsel) with sufficient opportunity to review and comment on the Registration Statement and any amendment or supplement thereto prior to filing the same with the SEC. The Company shall provide Purchaser with such information concerning the Target Companies and their stockholders, officers, directors, employees, assets, Liabilities, condition (financial or otherwise), business and operations that may be required or appropriate for inclusion in the Registration Statement, or in any amendments or supplements thereto.

(b) The Purchaser shall take any and all reasonable and necessary actions required to satisfy the requirements of the Securities Act, the Exchange Act and other applicable Laws in connection with the Registration Statement and the Purchaser Special Meeting. Each of the Purchaser and the Company shall, and shall cause each of its Subsidiaries to, make their respective directors, officers and employees, upon reasonable advance notice, available to the Company, the Purchaser and, after the Closing, the Purchaser Representative, and their respective Representatives in connection with the drafting of the public filings with respect to the transactions contemplated by this Agreement, including the Registration Statement, and responding in a timely manner to comments from the SEC. Each Party shall promptly correct any information provided by it for use in the Registration Statement (and other related materials) if and to the extent that such information is determined to have become false or misleading in any material respect or as otherwise required by applicable Laws. Purchaser shall amend or supplement the Registration Statement and cause the Registration Statement, as so amended or supplemented, to be filed with the SEC and to be disseminated to the Purchaser’s stockholders, in each case as and to the extent required by applicable Laws and subject to the terms and conditions of this Agreement and the Purchaser’s Organizational Documents.

(c) The Purchaser, with the assistance of the other Parties, shall promptly respond to any SEC comments on the Registration Statement and shall otherwise use its commercially reasonable efforts to cause the Registration Statement to “clear” comments from the SEC and become effective. Purchaser shall provide the Company with copies of any written comments, and shall inform the Company of any material oral comments, that the Purchaser or its Representatives receive from the SEC or its staff with respect to the Registration Statement, the Purchaser Special Meeting promptly after the receipt of such comments and shall give the Company a reasonable opportunity under the circumstances to review and comment on any proposed written or material oral responses to such comments.

(d) As soon as practicable following the Registration Statement “clearing” comments from the SEC and becoming effective, the Purchaser shall distribute the Registration Statement to the Purchaser’s stockholders and the Company Stockholders, and, pursuant thereto, shall call the Purchaser Special Meeting in accordance with the DGCL for a date no later than thirty (30) days following the effectiveness of the Registration Statement.

(e) The Purchaser shall comply with all applicable Laws, any applicable rules and regulations of Nasdaq, the Purchaser’s Organizational Documents and this Agreement in the preparation, filing and distribution of the Registration Statement, any solicitation of proxies thereunder, the calling and holding of the Purchaser Special Meeting.

5.13 Company Stockholder Meeting. As promptly as practicable after the Registration Statement has become effective, the Company will call a meeting of its stockholders in order to obtain the Required Company Stockholder Approval (the “Company Special Meeting”) or seek approval by an action by written consent, and the Company shall use its reasonable best efforts to solicit from the Company Stockholders proxies in favor of the Required Company Stockholder Approval prior to such Company Special Meeting, and to take all other actions necessary or advisable to secure the Required Company Stockholder Approval, including enforcing the Company Support Agreements.

5.14 Public Announcements.

(a) The Parties agree that during the Interim Period no public release, filing or announcement concerning this Agreement or the Ancillary Documents or the transactions contemplated hereby or thereby shall be issued by any Party or any of their Affiliates without the prior written consent of the Purchaser and the Company (which consent shall not be unreasonably withheld, conditioned or delayed), except as such release or announcement

Annex A-47

may be required by applicable Law or the rules or regulations of any securities exchange, in which case the applicable Party shall use commercially reasonable efforts to allow the other Parties reasonable time to comment on, and arrange for any required filing with respect to, such release or announcement in advance of such issuance.

(b) The Parties shall mutually agree upon and, as promptly as practicable after the execution of this Agreement (but in any event within four (4) Business Days thereafter), issue a press release announcing the execution of this Agreement (the “Signing Press Release”). Promptly after the issuance of the Signing Press Release, each of the Purchaser and the Company shall file a current report on Form 8-K (the “Signing Filing”) with the Signing Press Release and a description of this Agreement as required by Federal Securities Laws, which the Company shall review, comment upon and approve (which approval shall not be unreasonably withheld, conditioned or delayed) prior to filing (with the Purchaser and the Company reviewing, commenting upon and approving each other’s Signing Filing in any event no later than the third (3rd) Business Day after the execution of this Agreement). The Parties shall mutually agree upon and, as promptly as practicable after the Closing (but in any event within four (4) Business Days thereafter), issue a press release announcing the consummation of the transactions contemplated by this Agreement (the “Closing Press Release”). Promptly after the issuance of the Closing Press Release, the Purchaser shall file a current report on Form 8-K (the “Closing Filing”) with the Closing Press Release and a description of the Closing as required by Federal Securities Laws. In connection with the preparation of the Signing Press Release, the Signing Filing, the Closing Filing, the Closing Press Release, or any other report, statement, filing notice or application made by or on behalf of a Party to any Governmental Authority or other third party in connection with the transactions contemplated hereby, each Party shall, upon request by any other Party, furnish the Parties with all information concerning themselves, their respective directors, officers and equity holders, and such other matters as may be reasonably necessary or advisable in connection with the transactions contemplated hereby, or any other report, statement, filing, notice or application made by or on behalf of a Party to any third party and/ or any Governmental Authority in connection with the transactions contemplated hereby.

5.15 Confidential Information.

(a) The Company hereby agrees that, during the Interim Period and, in the event that this Agreement is terminated in accordance with Article VIII, for a period of two (2) years after such termination, it shall, and shall cause its Representatives to: (i) treat and hold in strict confidence any Purchaser Confidential Information, and will not use for any purpose (except in connection with the consummation of the transactions contemplated by this Agreement or the Ancillary Documents, performing their obligations hereunder or thereunder, enforcing their rights hereunder or thereunder, or in furtherance of their authorized duties on behalf of the Purchaser or its Subsidiaries), nor directly or indirectly disclose, distribute, publish, disseminate or otherwise make available to any third party any of the Purchaser Confidential Information without the Purchaser’s prior written consent; and (ii) in the event that the Company or any of its Representatives, during the Interim Period or, in the event that this Agreement is terminated in accordance with Article VIII, for a period of two (2) years after such termination, becomes legally compelled to disclose any Purchaser Confidential Information, (A) provide the Purchaser to the extent legally permitted with prompt written notice of such requirement so that the Purchaser or an Affiliate thereof may seek, at Purchaser’s cost, a protective Order or other remedy or waive compliance with this Section 5.15(a), and (B) in the event that such protective Order or other remedy is not obtained, or the Purchaser waives compliance with this Section 5.15(a), furnish only that portion of such Purchaser Confidential Information which is legally required to be provided as advised in writing by outside counsel and to exercise its commercially reasonable efforts to obtain assurances that confidential treatment will be accorded such Purchaser Confidential Information. In the event that this Agreement is terminated and the transactions contemplated hereby are not consummated, the Company shall, and shall cause its Representatives to, promptly deliver to the Purchaser or destroy (at the Purchaser’s election) any and all copies (in whatever form or medium) of Purchaser Confidential Information and destroy all notes, memoranda, summaries, analyses, compilations and other writings related thereto or based thereon; provided, however, that the Company and its Representatives shall be entitled to keep any records required by applicable Law or bona fide record retention policies; and provided, further, that any Purchaser Confidential Information that is not returned or destroyed shall remain subject to the confidentiality obligations set forth in this Agreement. Notwithstanding the foregoing, the Company and its Representatives shall be permitted to disclose any and all Purchaser Confidential Information to the extent required by the Federal Securities Laws.

(b) The Purchaser hereby agrees that during the Interim Period and, in the event that this Agreement is terminated in accordance with Article VIII, for a period of two (2) years after such termination, it shall, and shall cause its Representatives to: (i) treat and hold in strict confidence any Company Confidential

Annex A-48

Information, and will not use for any purpose (except in connection with the consummation of the transactions contemplated by this Agreement or the Ancillary Documents, performing its obligations hereunder or thereunder or enforcing its rights hereunder or thereunder), nor directly or indirectly disclose, distribute, publish, disseminate or otherwise make available to any third party any of the Company Confidential Information without the Company’s prior written consent; and (ii) in the event that the Purchaser or any of its Representatives, during the Interim Period or, in the event that this Agreement is terminated in accordance with Article VIII, for a period of two (2) years after such termination (and continuing with respect to Company Confidential Information that is a Trade Secret so long as such Trade Secret is protectable under applicable Law), becomes legally compelled to disclose any Company Confidential Information, (A) provide the Company to the extent legally permitted with prompt written notice of such requirement so that the Company may seek, at the Company’s sole expense, a protective Order or other remedy or waive compliance with this Section 5.15(b) and (B) in the event that such protective Order or other remedy is not obtained, or the Company waives compliance with this Section 5.15(b), furnish only that portion of such Company Confidential Information which is legally required to be provided as advised in writing by outside counsel and to exercise its commercially reasonable efforts to obtain assurances that confidential treatment will be accorded such Company Confidential Information. In the event that this Agreement is terminated and the transactions contemplated hereby are not consummated, the Purchaser shall, and shall cause its Representatives to, promptly deliver to the Company or destroy (at the Company’s election) any and all copies (in whatever form or medium) of Company Confidential Information and destroy all notes, memoranda, summaries, analyses, compilations and other writings related thereto or based thereon; provided, however, that the Purchaser and its Representatives shall be entitled to keep any records required by applicable Law or bona fide record retention policies; and provided, further, that any Company Confidential Information that is not returned or destroyed shall remain subject to the confidentiality obligations set forth in this Agreement. Notwithstanding the foregoing, the Purchaser and its Representatives shall be permitted to disclose any and all Company Confidential Information to the extent required by the Federal Securities Laws.

5.16 Post-Closing Board of Directors and Executive Officers.

(a) The Parties shall take all necessary action, including causing the directors of the Purchaser to resign, so that as of the Effective Time (and giving effect to the effectiveness of the Amended Purchaser Certificate of Incorporation), the Purchaser’s board of directors (the “Post-Closing Purchaser Board”) will consist of seven (7) individuals, comprised of (i) five (5) directors designated by the Company, at least three (3) of whom shall qualify as an independent director under the Securities Act and the listing standards of Nasdaq, and (ii) two (1) directors designated by the Purchaser, one of whom shall be Darren Mercer and the other of whom shall qualify as an independent director under the Securities Act and the listing standards of Nasdaq, in each case subject to each individual’s ability and willingness to serve and who shall serve until such individual’s successor is duly elected or appointed and qualified in accordance with applicable Law. The Parties will use commercially reasonable efforts to identify the designees not named herein in advance of and for inclusion in the Proxy Statement. In the event any designee becomes unable or unwilling to serve prior to the Effective Time on the Post-Closing Purchaser Board in the role identified, a replacement for such designee shall be determined prior to the Effective Time in accordance with the principles set forth in this Section 5.16. The Purchaser will enter into customary indemnification agreements with such designees in form and substance reasonably acceptable to them. The Parties contemplate that from and after the Effective Time, the Post-Closing Purchaser Board will constitute and appoint an advisory board composed of seven (7) members as a consultative body to advise the Post-Closing Purchaser Board.

(b) The Parties shall take all action necessary, including causing any executive officers of the Purchaser to resign, so that immediately after Closing; (i) Dozy Mmobuosi shall have the title of Chief Executive Officer and (ii) Darren Mercer shall have the titles of Executive Group Vice Chairman and Pacific-Asia Chief Executive Officer.

5.17 Indemnification of Directors and Officers; Tail Insurance.

(a) The Parties agree that all rights to exculpation, indemnification and advancement of expenses existing in favor of the current or former directors and officers of the Purchaser or Merger Sub and each Person who served as a director, officer, member, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise at the request of the Purchaser or Merger Sub (the “D&O Indemnified Persons”) as provided in their respective Organizational Documents or under any indemnification, employment or other similar agreements between any D&O Indemnified Person and the Purchaser or Merger Sub,

Annex A-49

in each case as in effect on the date of this Agreement, shall survive the Closing and continue in full force and effect in accordance with their respective terms to the extent permitted by applicable Law. For a period of six (6) years after the Effective Time, the Purchaser shall cause the Organizational Documents of the Purchaser and the Surviving Corporation to contain provisions no less favorable with respect to exculpation and indemnification of and advancement of expenses to D&O Indemnified Persons than are set forth as of the date of this Agreement in the Organizational Documents of the Purchaser and Merger Sub to the extent permitted by applicable Law. The provisions of this Section 5.17 shall survive the consummation of the Merger and are intended to be for the benefit of, and shall be enforceable by, each of the D&O Indemnified Persons and their respective heirs and representatives.

(b) For the benefit of the Purchaser’s and Merger Sub’s directors and officers, the Purchaser shall be permitted prior to the Effective Time to obtain and fully pay the premium for a “tail” insurance policy that provides coverage for up to a six-year period from and after the Effective Time for events occurring prior to the Effective Time (the “Purchaser D&O Tail Insurance”) that is substantially equivalent to and in any event not less favorable in the aggregate than the Purchaser’s existing policy or, if substantially equivalent insurance coverage is unavailable, the best available coverage. If obtained, the Purchaser shall maintain the Purchaser D&O Tail Insurance in full force and effect, and continue to honor the obligations thereunder, and the Purchaser shall timely pay or caused to be paid all premiums with respect to the Purchaser D&O Tail Insurance.

(c) For the benefit of the Company’s and its Subsidiary’s directors, managers and officers, the Company shall be permitted prior to the Effective Time to obtain and fully pay the premium for a “tail” insurance policy that provides coverage for up to a six-year period from and after the Effective Time for events occurring prior to the Effective Time (the “Company D&O Tail Insurance”) that is substantially equivalent to and in any event not less favorable in the aggregate than the Company’s existing policy or, if substantially equivalent insurance coverage is unavailable, the best available coverage. If obtained, the Purchaser shall maintain the Company D&O Tail Insurance in full force and effect from and after the Closing, and continue to honor the obligations thereunder, and the Purchaser shall from and after the Closing timely pay or cause to be paid all premiums with respect to the Company D&O Tail Insurance.

5.18 Schedules. As promptly as practicable following the date hereof, but in no event later than twenty (20) days after the date hereof, the Company shall deliver to the Purchaser a copy of all Company Disclosure Schedules referenced herein (the date of such delivery being the “Company Disclosure Schedule Delivery Date”) and such schedules shall be made a part of this Agreement and the representations, warranties and covenants made by the Company herein. For the avoidance of doubt, the Company is not required to deliver schedules on the date hereof, and the Purchaser may not claim a breach of any of the representations or warranties of the Company other party based on the non-delivery of schedules prior to timely delivery by the Company of the Company Disclosure Schedules on the Company Disclosure Schedule Delivery Date.

5.19 Listing.

(a) During the Interim Period, (i) the Purchaser shall use its commercially reasonable efforts to ensure that the Purchaser remains listed as a public company on, and for Purchaser Common Stock, Purchaser Public Warrants and Purchaser Public Units to be listed on, Nasdaq, and (ii) the Company shall use its commercially reasonable efforts to ensure that the Company remains listed as a public company on, and for shares of Company Common Stock to be listed on, the OTC Markets.

(b) The Purchaser shall use its commercially reasonable efforts to cause the Purchaser Common Stock to be issued in connection with the transactions to be approved for listing on Nasdaq as promptly as practicable following the issuance thereof, subject to official notice of issuance, prior to the Closing Date.

5.20 Purchaser Lock-Up Agreements. During the Interim Period, the Purchaser shall use its commercially reasonable efforts to cause each institutional holder of at least 5% of Purchaser Common Stock to enter into a lock-up agreement, providing for a lock-up period of six (6) months, and substantially in the form of Exhibit B-1, to become effective upon or prior to the Closing (each, a “Purchaser Lock-Up Agreement”).

Annex A-50

5.21 Support Agreements.

(a) The Company shall deliver to the Purchaser as soon as practicable following the date hereof, but in no event later than ten (10) days after the date hereof, voting and support agreements substantially in the form attached as Exhibit A-1 hereto (the “Company Support Agreements”), signed by the Company and each holder of Company Stock who is a member of the board of directors of the Company.

(b) The Purchaser shall deliver to the Company as soon as practicable following the date hereof, but in no event later than ten (10) days after the date hereof, a voting and support agreement substantially in the form attached as Exhibit A-2 hereto (the “Purchaser Support Agreements”), signed by the Purchaser and by Darren Mercer, and shall deliver to the Company as soon as practicable thereafter Purchaser Support Agreements signed by the Purchaser and by such other holders of Purchaser Common Stock as the Purchaser and the Company may mutually agree.

5.22 Amended Company SEC Reports. The Company shall use commercially reasonable efforts to cause each of the Amended Company SEC Reports to be duly filed with the SEC as promptly as practicable after the date hereof, but in any event not later than forty-five (45) days following the date hereof.

Article VI
INDEMNIFICATION

6.1 Indemnification. Subject to the terms and conditions of this Article VI and as acknowledged in the Letter of Transmittal executed by each Company Stockholder, from and after the Closing, the Company Stockholders and their respective successors and assigns (each, with respect to any claim made pursuant to this Agreement, an “Indemnifying Party”) will severally (based on their Pro Rata Share) indemnify, defend and hold harmless the Purchaser, the Purchaser Representative, their respective Affiliates and each of their respective officers, directors, managers, employees, successors and permitted assigns (each, with respect to any claim made pursuant to this Agreement, an “Indemnified Party”) from and against any and all losses, Actions, Orders, Liabilities, damages (including consequential damages), diminution in value, Taxes, interest, penalties, Liens, amounts paid in settlement, costs and expenses (including reasonable expenses of investigation and court costs and reasonable attorneys’ fees and expenses), (any of the foregoing, a “Loss”) paid, suffered or incurred by, or imposed upon, any Indemnified Party to the extent arising in whole or in part out of or resulting directly or indirectly from (whether or not involving a Third Party Claim) the Indemnifiable Matters.

6.2 Limitations and General Indemnification Provisions.

(a) Except as otherwise expressly provided in this this Article VI, the Indemnified Parties will not be entitled to receive any indemnification payments under Section 6.1 with respect to Special Litigation Indemnity Matters unless and until the aggregate amount of Losses incurred by the Indemnified Parties for which they are otherwise entitled to indemnification in respect of Special Litigation Indemnity Matters under this Article VI exceeds One Million U.S. Dollars ($1,000,000) (the “Basket”), in which case the Indemnifying Parties shall be obligated to the Indemnified Parties for the amount of all Losses of the Indemnified Parties in respect of Special Litigation Indemnity Matters from the first dollar of Losses of the Indemnified Parties required to reach the Basket; provided, however, that for the avoidance of doubt the Basket shall not apply to claims in respect of any Indemnifiable Matters other than the Special Litigation Indemnity Matters.

(b) The maximum amount of indemnification payments which the Indemnifying Parties will be obligated to pay in the aggregate, including all Indemnifiable Matters, shall not exceed the amount of the Escrow Property in the Escrow Account at such time.

(c) In no event shall any Indemnified Party be entitled to recover or make a claim for any amounts in respect of, and in no event shall Losses be deemed to include, any punitive, special or exemplary damages except to the extent actually paid to a third party in a Third Party Claim.

(d) No investigation or knowledge by an Indemnified Party or the Purchaser Representative or their respective Representatives of an Indemnifiable Matter shall affect the covenants and agreements of the Indemnifying Party or the recourse available to the Indemnified Parties under this Article VI, with respect thereto.

Annex A-51

(e) The amount of any Losses suffered or incurred by any Indemnified Party shall be reduced by the amount of any insurance proceeds paid to the Indemnified Party or any Affiliate thereof as a reimbursement with respect to such Losses (and no right of subrogation shall accrue to any insurer hereunder, except to the extent that such waiver of subrogation would prejudice any applicable insurance coverage), net of the costs of collection and the increases in insurance premiums resulting from such Loss or insurance payment.

(f) The Indemnifying Parties shall have no indemnification obligation in respect of any Claim Notice which is delivered by the Purchaser Representative in accordance with Section 6.3 hereof after the Escrow Expiration Date.

6.3 Indemnification Procedures.

(a) The Purchaser Representative shall have the sole right to act on behalf of the Indemnified Parties with respect to any indemnification claims made pursuant to this Article VI, including bringing and settling any indemnification claims hereunder and receiving any notices on behalf of the Indemnified Parties. The Seller Representative shall have the sole right to act on behalf of the Indemnifying Parties with respect to any indemnification claims made pursuant to this Article VI, including defending and settling any indemnification claims hereunder and receiving any notices on behalf of the Indemnifying Parties.

(b) In order to make a claim for indemnification hereunder, the Purchaser Representative on behalf of an Indemnified Party must provide written notice (a “Claim Notice”) of such claim to the Seller Representative on behalf of the Indemnifying Parties and to the Escrow Agent, which Claim Notice shall include (i) a reasonable description of the facts and circumstances which relate to the subject matter of such indemnification claim to the extent then known and (ii) the amount of Losses suffered by the Indemnified Party in connection with the claim to the extent known or reasonably estimable (provided, that the Purchaser Representative may thereafter in good faith adjust the amount of Losses with respect to the claim by providing a revised Claim Notice to the Seller Representative and the Escrow Agent); provided, that the copy of any Claim Notice provided to the Escrow Agent shall be redacted for any confidential or proprietary information of the Indemnifying Party or the Indemnified Party described in clause (i).

(c) In the case of any claim for indemnification under this Article VI arising from a claim of a third party (including any Governmental Authority) (a “Third Party Claim”), the Purchaser Representative must give a Claim Notice with respect to such Third Party Claim to the Seller Representative promptly (but in no event later than thirty (30) days) after the Indemnified Party’s receipt of notice of such Third Party Claim; provided, that the failure to give such notice will not relieve the Indemnifying Party of its indemnification obligations except to the extent that the defense of such Third Party Claim is materially and irrevocably prejudiced by the failure to give such notice. The Seller Representative will have the right to defend and to direct the defense against any such Third Party Claim in its name and at its expense, and with counsel selected by the Seller Representative, unless (i) the Seller Representative fails to acknowledge fully to the Purchaser Representative the obligations of the Indemnifying Party to the Indemnified Party within twenty (20) days after receiving notice of such Third Party Claim or contests, in whole or in part, its indemnification obligations therefor or (ii) at any time while such Third Party Claim is pending, (A) there is a conflict of interest between the Seller Representative on behalf of the Indemnifying Party and the Purchaser Representative on behalf of the Indemnified Party in the conduct of such defense, (B) the applicable third party alleges a Fraud Claim, (C) such claim is criminal in nature, could reasonably be expected to lead to criminal proceedings, or seeks an injunction or other equitable relief against the Indemnified Party or (D) the amount of the Third Party Claim exceeds or is reasonably expected to exceed the value of the remaining Escrow Property in the Escrow Account (after deducting any amounts for pending but unresolved indemnification claims and resolved but unpaid indemnification claims). If the Seller Representative on behalf of the Indemnifying Party elects, and is entitled, to compromise or defend such Third Party Claim, it will within twenty (20) days (or sooner, if the nature of the Third Party Claim so requires) notify the Purchaser Representative of its intent to do so, and the Purchaser Representative and the Indemnified Party will, at the request and expense of the Seller Representative, cooperate in the defense of such Third Party Claim. If the Seller Representative on behalf of the Indemnifying Party elects not to, or at any time is not entitled under this Section 6.3 to, compromise or defend such Third Party Claim, fails to notify the Purchaser Representative of its election as herein provided or refuses to acknowledge or contests its obligation to indemnify under this Agreement, the Purchaser Representative on behalf of the Indemnified Party may pay, compromise or defend such Third Party Claim. Notwithstanding anything to the contrary contained herein, the Indemnifying Party will have no indemnification obligations with respect to any such Third Party Claim which

Annex A-52

is settled by the Indemnified Party or the Purchaser Representative without the prior written consent of the Seller Representative on behalf of the Indemnifying Party (which consent will not be unreasonably withheld, delayed or conditioned); provided, however, that notwithstanding the foregoing, the Indemnified Party will not be required to refrain from paying any Third Party Claim which has matured by a final, non-appealable Order, nor will it be required to refrain from paying any Third Party Claim where the delay in paying such claim would result in the foreclosure of a Lien upon any of the property or assets then held by the Indemnified Party or where any delay in payment would cause the Indemnified Party material economic loss. The Seller Representative’s right on behalf of the Indemnifying Party to direct the defense will include the right to compromise or enter into an agreement settling any Third Party Claim; provided, that no such compromise or settlement will obligate the Indemnified Party to agree to any settlement that that requires the taking or restriction of any action (including the payment of money and competition restrictions) by the Indemnified Party other than the execution of a release for such Third Party Claim and/or agreeing to be subject to customary confidentiality obligations in connection therewith, except with the prior written consent of the Purchaser Representative on behalf of the Indemnified Party (such consent to be withheld, conditioned or delayed only for a good faith reason). Notwithstanding the Seller Representative’s right on behalf of the Indemnifying Party to compromise or settle in accordance with the immediately preceding sentence, the Seller Representative on behalf of the Indemnifying Party may not settle or compromise any Third Party Claim over the objection of the Purchaser Representative on behalf of the Indemnified Party; provided, however, that consent by the Purchaser Representative on behalf of the Indemnified Party to settlement or compromise will not be unreasonably withheld, delayed or conditioned. The Purchaser Representative on behalf of the Indemnified Party will have the right to participate in the defense of any Third Party Claim with counsel selected by it subject to the Seller Representative’s right on behalf of the Indemnifying Party to direct the defense.

(d) With respect to any direct indemnification claim that is not a Third Party Claim, the Seller Representative on behalf of the Indemnifying Party will have a period of thirty (30) days after receipt of the Claim Notice to respond thereto. If the Seller Representative on behalf of the Indemnifying Party does not respond within such thirty (30) days, the Seller Representative on behalf of the Indemnifying Party will be deemed to have accepted responsibility for the Losses set forth in such Claim Notice subject to the limitations on indemnification set forth in this Article VI and will have no further right to contest the validity of such Claim Notice. If the Seller Representative responds within such thirty (30) days and rejects such claim in whole or in part, the Purchaser Representative on behalf of the Indemnified Party will be free to pursue such remedies as may be available under this Agreement (subject to Section 9.6), any Ancillary Documents or applicable Law.

6.4 Indemnification Payments. Any indemnification claims against the Indemnifying Parties (other than for Fraud Claims) shall be satisfied solely by the Escrow Property (with such indemnification first be applied against the Escrow Shares and then against any other Escrow Property), and no Indemnifying Party shall be required to make any out-of-pocket payment for indemnification other than in connection with Fraud Claims. Any indemnification obligation of an Indemnifying Party under this Article VI will be paid within five (5) Business Days after the determination of such obligation in accordance with Section 6.2(a) (and the Purchaser Representative and the Seller Representative will provide or cause to be provided to the Escrow Agent any written instructions or other information or documents required by the Escrow Agent to do so). Notwithstanding anything to the contrary contained herein, any indemnification payments will be made to Purchaser or its successors. With respect to any indemnification payment, the value of each Escrow Share or any other share of Purchaser Common Stock for purposes of determining the indemnification payment shall be the Purchaser Share Price on the date that the indemnification claim is finally determined in accordance with this Article VI. Any Escrow Shares or other shares of Purchaser Common Stock received by Purchaser as an indemnification payment shall be promptly cancelled by Purchaser after its receipt thereof. Without limiting any of the foregoing or any other rights of the Indemnified Parties under this Agreement or any Ancillary Document or at law or equity, in the event that an Indemnifying Party fails or refuses to promptly indemnify an Indemnified Party as provided herein or otherwise fails or refuses to make any payments required under any Ancillary Document, in either case, where it is established that such Indemnifying Party is obligated to provide such indemnification or to make such payment, the applicable Indemnified Party shall, in its sole discretion, be entitled to claim a portion of the shares of Purchaser Common Stock then owned by such Indemnifying Party up to an amount equal in value (based on the then current Purchaser Share Price) to the amount owed by such Indemnifying Party. In the event that such Indemnifying Party fails to promptly transfer any such shares of Purchaser Common Stock pursuant to this Section 6.4, the Purchaser Representative on behalf of Purchaser shall be and hereby is authorized as the attorney-in-fact for such Indemnifying Party to transfer such shares of

Annex A-53

Purchaser Common Stock to the proper recipient thereof as required by this Section 6.4, and may transfer such shares of Purchaser Common Stock and cancel the stock certificates for such shares on the books and records of Purchaser and issue new stock certificates to such transferee and may instruct its agents and any exchanges on which Purchaser Common Stock is listed or traded to do the same.

6.5 Exclusive Remedy. From and after the Closing, except with respect to Fraud Claims or claims seeking injunctions, specific performance or other equitable relief (including pursuant to Section 9.9), or claims under the terms of the Letters of Transmittal or other Ancillary Documents, indemnification pursuant to this Article VI shall be the sole and exclusive remedy for the Parties with respect to matters arising under this Agreement of any kind or nature, including for any misrepresentation or breach of any warranty, covenant, or other provision contained in this Agreement or in any certificate or instrument delivered pursuant to this Agreement or otherwise relating to the subject matter of this Agreement, including the negotiation and discussion thereof.

Article VII
CLOSING CONDITIONS

7.1 Conditions to Each Party’s Obligations. The obligations of each Party to consummate the Merger and the other transactions described herein shall be subject to the satisfaction or written waiver (where permissible) by the Company and the Purchaser of the following conditions:

(a) Required Purchaser Stockholder Approval. The Purchaser Stockholder Approval Matters that are submitted to the vote of the stockholders of the Purchaser at the Purchaser Special Meeting in accordance with the Proxy Statement shall have been approved by the requisite vote of the stockholders of the Purchaser at the Purchaser Special Meeting in accordance with the Purchaser’s Organizational Documents, applicable Law and the Proxy Statement (the “Required Purchaser Stockholder Approval”).

(b) Required Company Stockholder Approval. The Company Special Meeting or action by written consent, as applicable, shall have been held in accordance with the NRS and the Company’s Organizational Documents, and at such meeting or written consent, the requisite vote of the Company Stockholders (including any separate class or series vote that is required, whether pursuant to the Company’s Organizational Documents, any stockholder agreement or otherwise) shall have authorized, approved and consented to, the execution, delivery and performance of this Agreement and each of the Ancillary Documents to which the Company is or is required to be a party or bound, and the consummation of the transactions contemplated hereby and thereby, including the Merger (the “Required Company Stockholder Approval”).

(c) Antitrust Laws. Any waiting period (and any extension thereof), if any, applicable to the consummation of this Agreement under any Antitrust Laws shall have expired or been terminated.

(d) Requisite Regulatory Approvals. All Consents required to be obtained from or made with any Governmental Authority in order to consummate the transactions contemplated by this Agreement shall have been obtained or made.

(e) Requisite Consents. The Consents required to be obtained from or made with any third Person (other than a Governmental Authority) in order to consummate the transactions contemplated by this Agreement that are set forth in Schedule 7.1(e) shall have each been obtained or made.

(f) No Adverse Law or Order. No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law (whether temporary, preliminary or permanent) or Order that is then in effect and which has the effect of making the transactions or agreements contemplated by this Agreement illegal or change the anticipated tax treatment or which otherwise prevents or prohibits consummation of the transactions contemplated by this Agreement.

(g) Nasdaq. The Purchaser Common Stock to be issued in connection with the transactions shall have been approved for listing on Nasdaq, subject to official notice of issuance.

(h) Appointment to the Board and Officers. The members of the Post-Closing Purchaser Board shall have been elected or appointed as of the Closing consistent with the requirements of Section 5.16, and the Post-Closing officers of the of Purchaser shall have been approved and appointed consistent with the requirements of Section 5.16.

Annex A-54

(i) Registration Statement. The Registration Statement shall have been declared effective by the SEC and shall remain effective as of the Closing, and no stop order or similar order shall be in effect with respect to the Registration Statement.

7.2 Conditions to Obligations of the Company. In addition to the conditions specified in Section 7.1, the obligations of the Company to consummate the Merger and the other transactions contemplated by this Agreement are subject to the satisfaction or written waiver (by the Company) of the following conditions:

(a) Representations and Warranties. All of the representations and warranties of the Purchaser set forth in this Agreement and in any certificate delivered by or on behalf of the Purchaser pursuant hereto shall be true and correct on and as of the date of this Agreement and on and as of the Closing Date as if made on the Closing Date, except for (i) those representations and warranties that address matters only as of a particular date (which representations and warranties shall have been accurate as of such date), and (ii) any failures to be true and correct that (without giving effect to any qualifications or limitations as to materiality or Material Adverse Effect), individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect on, or with respect to, the Purchaser.

(b) Agreements and Covenants. The Purchaser and the Merger Sub shall have each performed, in all material respects, all of the Purchaser’s and the Merger Sub’s obligations and complied, in all material respects, with all of the Purchaser’s and the Merger Sub’s agreements and covenants under this Agreement to be performed or complied with by it on or prior to the Closing Date.

(c) No Purchaser Material Adverse Effect. No Material Adverse Effect shall have occurred with respect to the Purchaser since the date of this Agreement which is continuing and uncured.

(d) Amended Purchaser Certificate of Incorporation. At or prior to the Closing, the Amended Purchaser Certificate of Incorporation shall have been filed with the Secretary of State of the State of Delaware in accordance with the relevant provisions of the DGCL.

(e) Closing Deliveries.

(i) Officer Certificate. The Purchaser shall have delivered to the Company a certificate, dated the Closing Date, signed by an executive officer of the Purchaser in such capacity, certifying as to the satisfaction of the conditions specified in Sections 7.2(a), 7.2(b) and 7.2(c).

(ii) Secretary Certificate. The Purchaser shall have delivered to the Company a certificate from its secretary or other executive officer certifying as to, and attaching, (A) copies of the Purchaser’s Organizational Documents as in effect as of the Closing Date, (B) the resolutions of the Purchaser’s board of directors authorizing and approving the execution, delivery and performance of this Agreement and each of the Ancillary Documents to which it is a party or by which it is bound, and the consummation of the transactions contemplated hereby and thereby, (C) evidence that the Required Purchaser Stockholder Approval has been obtained and (D) the incumbency of officers authorized to execute this Agreement or any Ancillary Document to which the Purchaser is or is required to be a party or otherwise bound.

(iii) Good Standing. The Purchaser shall have delivered to the Company a good standing certificate (or similar documents applicable for such jurisdictions) for the Purchaser certified as of a date no earlier than thirty (30) days prior to the Closing Date from the proper Governmental Authority of the Purchaser’s jurisdiction of organization and from each other jurisdiction in which the Purchaser is qualified to do business as a foreign entity as of the Closing, in each case to the extent that good standing certificates or similar documents are generally available in such jurisdictions.

(iv) Voting Agreement. The Purchaser shall have delivered to the Company a voting agreement, providing for the voting by Darren Mercer of his shares of Purchaser Common Stock in accordance with the vote or recommendation (where applicable) of a majority of the independent directors on the Post-Closing Purchaser Board for a period of two (2) years following the Closing, and otherwise in form and substance reasonably acceptable to the Company an the Purchaser, executed by Darren Mercer in his individual capacity, and which shall become effective immediately after Closing.

Annex A-55

(v) Purchaser Lock-Up Agreements. The Purchaser shall have delivered to the Company a Purchaser Lock-Up Agreement executed by Darren Mercer in his individual capacity and any other Purchaser Lock-Up Agreement that has been agreed during the Interim Period.

(vi) Escrow Agreement. The Company shall have received a copy of the Escrow Agreement, duly executed by the Purchaser and the Escrow Agent.

7.3 Conditions to Obligations of the Purchaser. In addition to the conditions specified in Section 7.1, the obligations of the Purchaser and Merger Sub to consummate the Merger and the other transactions contemplated by this Agreement are subject to the satisfaction or written waiver (by the Purchaser) of the following conditions:

(a) Representations and Warranties. All of the representations and warranties of the Company set forth in this Agreement and in any certificate delivered by or on behalf of the Company pursuant hereto shall be true and correct on and as of the date of this Agreement and on and as of the Closing Date as if made on the Closing Date, except for (i) those representations and warranties that address matters only as of a particular date (which representations and warranties shall have been accurate as of such date), and (ii) any failures to be true and correct that (without giving effect to any qualifications or limitations as to materiality or Material Adverse Effect), individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect on, or with respect to, the Target Companies, taken as a whole.

(b) Agreements and Covenants. The Company shall have performed in all material respects all of its obligations and complied in all material respects with all of its agreements and covenants under this Agreement to be performed or complied with by it on or prior to the Closing Date.

(c) No Material Adverse Effect. No Material Adverse Effect shall have occurred with respect to the Target Companies taken as a whole since the date of this Agreement which is continuing and uncured.

(d) Fairness Opinion. The Purchaser shall have received a written opinion addressed to it for inclusion in its Proxy Statement to the effect that the consideration to be issued to the Company is fair to the Purchaser’s stockholders from a financial point of view.

(e) Closing Deliveries.

(i) Officer Certificate. The Purchaser shall have received a certificate from the Company, dated as the Closing Date, signed by an executive officer of the Company in such capacity, certifying as to the satisfaction of the conditions specified in Sections 7.3(a), 7.3(b) and 7.3(c)

(ii) Secretary Certificate. The Company shall have delivered to the Purchaser a certificate executed by the Company’s secretary certifying as to the validity and effectiveness of, and attaching, (A) copies of the Company’s Organizational Documents as in effect as of the Closing Date (immediately prior to the Effective Time), (B) the requisite resolutions of the Company’s board of directors authorizing and approving the execution, delivery and performance of this Agreement and each Ancillary Document to which the Company is or is required to be a party or bound, and the consummation of the Merger and the other transactions contemplated hereby and thereby, and the adoption of the Surviving Corporation Organizational Documents, and recommending the approval and adoption of the same by the Company Stockholders at a duly called meeting of stockholders, (C) evidence that the Required Company Stockholder Approval has been obtained and (D) the incumbency of officers of the Company authorized to execute this Agreement or any Ancillary Document to which the Company is or is required to be a party or otherwise bound.

(iii) Good Standing. The Company shall have delivered to the Purchaser good standing certificates (or similar documents applicable for such jurisdictions) for each Target Company certified as of a date no earlier than thirty (30) days prior to the Closing Date from the proper Governmental Authority of the Target Company’s jurisdiction of organization and from each other jurisdiction in which the Target Company is qualified to do business as a foreign corporation or other entity as of the Closing, in each case to the extent that good standing certificates or similar documents are generally available in such jurisdictions.

(iv) Certified Charter. The Company shall have delivered to the Purchaser a copy of the Company Charter, as in effect as of immediately prior to the Effective Time, certified by the Secretary of State of the State of Nevada as of a date no more than ten (10) Business Days prior to the Closing Date.

Annex A-56

(v) Employment Agreements. The Purchaser shall have received employment agreements, in each case effective as of the Closing, in form and substance reasonably acceptable to the Company and the Purchaser, between each of the persons set forth in Schedule 7.3(d)(v) hereto and the applicable Target Company or the Purchaser, as noted in Schedule 7.3(d)(v), each such employment agreement duly executed by the parties thereto.

(vi) Company Lock-Up Agreements. The Purchaser shall have received from each Significant Company Holder a lock-up agreement, providing for a lock-up period of six (6) months, and substantially in the form of Exhibit B-2 (each, a “Company Lock-Up Agreement”), duly executed by such Significant Company Holder.

(vii) Company Convertible Securities. The Purchaser shall have received evidence reasonably acceptable to the Purchaser that the Company shall have terminated, extinguished and canceled in full any outstanding Company Convertible Securities or commitments therefor (other than the Assumed Options).

(viii) Registered Agent Letter. The Purchaser shall receive a copy of the letter, executed by all parties thereto, in the agreed form, to the Nevada registered agent of the Company from the client of record of such registered agent instructing it to take instruction from the Purchaser (or its nominees) from Closing.

(ix) Termination of Certain Contracts. The Purchaser shall have received evidence reasonably acceptable to the Purchaser that the Contracts involving the Target Companies and/or Company Security Holders or other Company Related Persons set forth on Schedule 7.3(d)(ix) shall have been terminated with no further obligation or Liability of the Target Companies thereunder.

(x) Resignations. The Purchaser shall have received written resignations effective as of the Closing, of each of the directors and officers of the Company as mutually agreed by the Purchaser and the Company prior to the Closing.

(xi) Escrow Agreement. The Purchaser shall have received a copy of the Escrow Agreement, duly executed by the Seller Representative and the Escrow Agent.

7.4 Frustration of Conditions. Notwithstanding anything contained herein to the contrary, no Party may rely on the failure of any condition set forth in this Article VII to be satisfied if such failure was caused by the failure of such Party or its Affiliates (or with respect to the Company, any Target Company or Company Stockholder) failure to comply with or perform any of its covenants or obligations set forth in this Agreement.

Article VIII
TERMINATION AND EXPENSES

8.1 Termination. This Agreement may be terminated and the transactions contemplated hereby may be abandoned at any time prior to the Closing as follows:

(a) by mutual written consent of the Purchaser and the Company;

(b) by written notice by the Purchaser or the Company if any of the conditions to the Closing set forth in Article VII have not been satisfied or waived by December 31, 2022 (the “Outside Date”); provided, however, the right to terminate this Agreement under this Section 8.1(b) shall not be available to a Party if the breach or violation by such Party or its Affiliates of any representation, warranty, covenant or obligation under this Agreement was the case of, or resulted in, the failure of the Closing to occur on or before the Outside Date;

(c) by written notice by either the Purchaser or the Company if a Governmental Authority of competent jurisdiction shall have issued an Order or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement, and such Order or other action has become final and non-appealable;

(d) by written notice by the Company to the Purchaser, if (i) there has been a breach by the Purchaser of any of its representations, warranties, covenants or agreements contained in this Agreement, or if any representation or warranty of the Purchaser shall have become untrue or inaccurate, in any case, which would result in a failure of a condition set forth in Section 7.2(a) or Section 7.2(b) to be satisfied (treating the Closing Date for such purposes as the date of this Agreement or, if later, the date of such breach), and (ii) the breach or inaccuracy is incapable of being cured or is not cured within the earlier of (A) thirty (30) days after written notice of such breach or inaccuracy is provided to the Purchaser or (B) the Outside Date;

Annex A-57

(e) by written notice by the Purchaser to the Company, if (i) there has been a breach by the Company of any of its representations, warranties, covenants or agreements contained in this Agreement, or if any representation or warranty of such Parties shall have become untrue or inaccurate, in any case, which would result in a failure of a condition set forth in Section 7.3(a) or Section 7.3(b) to be satisfied (treating the Closing Date for such purposes as the date of this Agreement or, if later, the date of such breach), and (ii) the breach or inaccuracy is incapable of being cured or is not cured within the earlier of (A) thirty (30) days after written notice of such breach or inaccuracy is provided to the Company or (B) the Outside Date;

(f) by written notice by the Purchaser to the Company, if there shall have been a Material Adverse Effect on the Target Companies taken as a whole following the date of this Agreement which is uncured and continuing;

(g) by written notice by the Company to the Purchaser, if there shall have been a Material Adverse Effect on the Purchaser and its Subsidiaries taken as a whole following the date of this Agreement which is uncured and continuing;

(h) by written notice by the Purchaser to the Company within ten (10) days following the Company Disclosure Schedule Delivery Date, but not prior to such date;

(i) by written notice by the Purchaser, if its board of directors shall have withdrawn or modified in a manner adverse to the Company its approval of this Agreement or the transactions contemplated hereby or its recommendation that holders of Purchaser Securities adopt this Agreement and approve the transactions contemplated hereby in accordance with Section 5.6(d) of this Agreement;

(j) by written notice by the Company, if the Company receives written notice that the Purchaser’s board of directors has withdrawn or modified in a manner adverse to the Company its approval of this Agreement or the transactions contemplated hereby or its recommendation that holders of Purchaser Securities adopt this Agreement and approve the transactions contemplated hereby in accordance with Section 5.6(d) of this Agreement;

(k) by written notice by either the Purchaser or the Company to the other, if the Purchaser Special Meeting is held (including any adjournment or postponement thereof) and has concluded, the Purchaser’s stockholders have duly voted, and the Required Purchaser Stockholder Approval was not obtained;

(l) by written notice by either the Purchaser or the Company to the other, if the Company Special Meeting is held (including any adjournment or postponement thereof) and has concluded, the Company Stockholders have duly voted, and the Required Company Stockholder Approval was not obtained; or

(m) by written notice by the Purchaser to the Company, if within forty-five (45) days following the date hereof the Company has not duly filed each of the Amended Company SEC Reports with the SEC.

8.2 Effect of Termination. This Agreement may only be terminated in the circumstances described in Section 8.1 and pursuant to a written notice delivered by the applicable Party to the other applicable Parties, which sets forth the basis for such termination, including the provision of Section 8.1 under which such termination is made. In the event of the valid termination of this Agreement pursuant to Section 8.1, this Agreement shall forthwith become void, and there shall be no Liability on the part of any Party or any of their respective Representatives, and all rights and obligations of each Party shall cease, except: (i) Sections 5.14, 5.15, 8.3, 8.4, Article IX and this Section 8.2 shall survive the termination of this Agreement, and (ii) nothing herein shall relieve any Party from Liability for any willful breach of any representation, warranty, covenant or obligation under this Agreement or any Fraud Claim against such Party, in either case, prior to termination of this Agreement. Without limiting the foregoing, and except as provided in Sections 8.3 and this Section 8.2 and subject to the right to seek injunctions, specific performance or other equitable relief in accordance with Section 9.9, the Parties’ sole right prior to the Closing with respect to any breach of any representation, warranty, covenant or other agreement contained in this Agreement by another Party or with respect to the transactions contemplated by this Agreement shall be the right, if applicable, to terminate this Agreement pursuant to Section 8.1.

8.3 Fees and Expenses. All Expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the Party incurring such expenses. As used in this Agreement, “Expenses” shall include all out-of-pocket expenses (including all fees and expenses of counsel, accountants, investment bankers, financial advisors, financing sources, experts and consultants to a Party hereto or any of its Affiliates)

Annex A-58

incurred by a Party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution or performance of this Agreement or any Ancillary Document related hereto and all other matters related to the consummation of this Agreement. Notwithstanding the foregoing, the Purchaser and the Company each agree to each be responsible for fifty percent (50%) of all filing fees and expenses, if any, under (a) any applicable Antitrust Laws, including the fees and expenses relating to any pre-merger notification required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 as amended (“Antitrust Expenses”) or for other regulatory filings made prior to the Closing, if any, and (b) fees with respect to the Registration Statement and Proxy.

8.4 Termination Fee. Notwithstanding Section 8.3 above, in the event that there is a valid and effective termination of this Agreement by the Purchaser pursuant to Section 8.1(i) or by the Company pursuant to Section 8.1(j), then the Purchaser shall pay to the Company a termination fee equal to Five Million U.S. Dollars ($5,000,000) (such amount, the “Termination Fee”). The Termination Fee shall be paid by wire transfer of immediately available funds to an account designated in writing by the Company within ten (10) days after the effective date of such termination. Notwithstanding anything to the contrary in this Agreement, the Parties expressly acknowledge and agree that, with respect to any termination of this Agreement in circumstances where the Termination Fee is payable, the payment of the Termination Fee shall, in light of the difficulty of accurately determining actual damages, constitute liquidated damages with respect to any claim for damages or any other claim which the Company would otherwise be entitled to assert against the Purchaser or any of its Affiliates or any of their respective assets, or against any of their respective directors, officers, employees or shareholders with respect to this Agreement and the transactions contemplated hereby and shall constitute the sole and exclusive remedy available to the Company, provided, that the foregoing shall not limit the Purchaser’s Liability for any Fraud Claim relating to events occurring prior to termination of this Agreement.

Article IX
MISCELLANEOUS

9.1 Survival. The representations and warranties of the Parties contained in this Agreement or in any certificate or instrument delivered by or on behalf of the Parties pursuant to this Agreement shall not survive the Closing, and from and after the Closing, the Parties and their respective Representatives shall not have any further obligations, nor shall any claim be asserted or action be brought against the Parties or their respective Representatives with respect thereto. The covenants and agreements made by the Parties in this Agreement or in any certificate or instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such covenants or agreements, shall not survive the Closing, except for those covenants and agreements contained herein and therein that by their terms apply or are to be performed in whole or in part after the Closing (which such covenants shall survive the Closing and continue until fully performed in accordance with their terms).

9.2 Non-Recourse. This Agreement may only be enforced against, and any claim or cause of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby may only be brought against, the entities that are expressly named as Parties and then only with respect to the specific obligations set forth herein with respect to such Party. Except to the extent a Party (and then only to the extent of the specific obligations undertaken by such Party in this Agreement), (a) no past, present or future director, officer, employee, sponsor, incorporator, member, partner, stockholder, Affiliate, agent, attorney, advisor or representative or Affiliate of any Party and (b) no past, present or future director, officer, employee, sponsor, incorporator, member, partner, stockholder, Affiliate, agent, attorney, advisor or representative or Affiliate of any of the foregoing shall have any liability (whether in contract, tort, equity or otherwise) for any one or more of the representations, warranties, covenants, agreements or other obligations or liabilities of any one or more of the Purchaser, Merger Sub or the Company under this Agreement of or for any claim based on, arising out of, or related to this Agreement or the transactions contemplated hereby.

Annex A-59

9.3 Notices. All notices, consents, waivers and other communications hereunder shall be in writing and shall be deemed to have been duly given when delivered (i) in person, (ii) by facsimile or other electronic means (including email), with affirmative confirmation of receipt, (iii) one Business Day after being sent, if sent by reputable, nationally recognized overnight courier service or (iv) three (3) Business Days after being mailed, if sent by registered or certified mail, pre-paid and return receipt requested, in each case to the applicable Party at the following addresses (or at such other address for a Party as shall be specified by like notice):

If to the Purchaser or Merger Sub at or prior to the Closing, to:	with a copy (which will not constitute notice) to:
If to the Purchaser Representative, to:	with a copy (which will not constitute notice) to:
If to the Company or the Surviving Corporation, to:	with a copy (which will not constitute notice) to:
If to the Seller Representative to:	with a copy (which will not constitute notice) to:
If to the Purchaser after the Closing, to:	with a copy (which will not constitute notice) to:

9.4 Binding Effect; Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the Parties hereto and their respective successors and permitted assigns. This Agreement shall not be assigned by operation of Law or otherwise without the prior written consent of the Purchaser and the Company (and after the Closing, the Purchaser Representative and the Seller Representative), and any assignment without such consent shall be null and void; provided that no such assignment shall relieve the assigning Party of its obligations hereunder.

9.5 Third Parties. Except for the rights of the D&O Indemnified Persons set forth in Section 5.17, which the Parties acknowledge and agree are each express third party beneficiaries of such respective sections of this Agreement, nothing contained in this Agreement or in any instrument or document executed by any party in connection with the transactions contemplated hereby shall create any rights in, or be deemed to have been executed for the benefit of, any Person that is not a Party hereto or thereto or a successor or permitted assign of such a Party.

9.6 Arbitration. Any and all disputes, controversies and claims (other than applications for specific performance, a temporary restraining order, preliminary injunction, permanent injunction or other equitable relief or application for enforcement of a resolution under this Section 9.6) arising out of, related to, or in connection with this Agreement or the transactions contemplated hereby (a “Dispute”) shall be governed by this Section 9.6. A party must, in the first instance, provide written notice of any Disputes to the other parties subject to such Dispute, which notice must provide a reasonably detailed description of the matters subject to the Dispute. The parties involved in such Dispute shall seek to resolve the Dispute on an amicable basis within ten (10) Business Days of the notice of such Dispute being received by such other parties subject to such Dispute (the “Resolution Period”); provided, that if any Dispute would reasonably be expected to have become moot or otherwise irrelevant if not decided within sixty (60) days after the occurrence of such Dispute, then there shall be no Resolution Period with respect to such Dispute. Any Dispute that is not resolved during the Resolution Period may immediately be referred to and finally resolved by arbitration pursuant to the then-existing Expedited Procedures (as defined in the AAA Procedures) of the Commercial Arbitration Rules (the “AAA Procedures”) of the AAA. Any party involved in such Dispute may submit the Dispute to the AAA to commence the proceedings after the Resolution Period. To the extent that the AAA Procedures and this Agreement are in conflict, the terms of this Agreement shall control. The arbitration shall be conducted by one arbitrator nominated by the AAA promptly (but in any event within five (5) Business Days) after the submission of the Dispute to the AAA and reasonably acceptable to each party subject to the Dispute, which arbitrator shall be a commercial lawyer with substantial experience arbitrating disputes under acquisition agreements. The arbitrator shall accept his or her appointment and begin the arbitration process promptly (but in any event within five (5) Business Days) after his or her nomination and acceptance by the parties subject to the Dispute. The proceedings shall be streamlined and efficient. The arbitrator shall decide the Dispute in accordance with the substantive law of the state of New York. Time is of the essence. Each party subject to the Dispute shall submit a proposal for resolution of the Dispute to the arbitrator within twenty (20) days after confirmation of the appointment of the arbitrator. The arbitrator shall have the power to order any party to do, or to refrain from doing, anything

Annex A-60

consistent with this Agreement, the Ancillary Documents and applicable Law, including to perform its contractual obligation(s); provided, that the arbitrator shall be limited to ordering pursuant to the foregoing power (and, for the avoidance of doubt, shall order) the relevant party (or parties, as applicable) to comply (i) with respect to monetary relief, within the parameters established by the two proposals with respect to monetary damages (the parties expressly understand and agree that the arbitrator’s power shall be constrained with respect to monetary relief such that he or she may not grant greater monetary relief than sought by a party) and (ii) with respect to non-monetary relief, with only one or the other of the proposals (the parties expressly understand and agree that the arbitrator’s power shall be constrained with respect to non-monetary relief such that he or she may not award non-monetary relief, including declaratory or injunctive relief, which has not explicitly been sought by one of the parties in their respective resolution proposals). The arbitrator’s award shall be in writing and shall include a reasonable explanation of the arbitrator’s reason(s) for selecting one or the other proposal. The seat of arbitration shall be in New York, New York. The language of the arbitration shall be English.

9.7 Governing Law; Jurisdiction. This Agreement shall be governed by, construed and enforced in accordance with the Laws of the State of New York without regard to the conflict of laws principles thereof. Subject to Section 9.6, all Actions arising out of or relating to this Agreement shall be heard and determined exclusively in any state or federal court located in New York, New York (or in any appellate court thereof) (the “Specified Courts”). Subject to Section 9.6, each Party hereto hereby (a) submits to the exclusive jurisdiction of any Specified Court for the purpose of any Action arising out of or relating to this Agreement brought by any Party hereto and (b) irrevocably waives, and agrees not to assert by way of motion, defense or otherwise, in any such Action, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the Action is brought in an inconvenient forum, that the venue of the Action is improper, or that this Agreement or the transactions contemplated hereby may not be enforced in or by any Specified Court. Each Party agrees that a final judgment in any Action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each Party irrevocably consents to the service of the summons and complaint and any other process in any other Action relating to the transactions contemplated by this Agreement, on behalf of itself, or its property, in the manner provided for notices in Section 9.3. Nothing in this Section 9.7 shall affect the right of any Party to serve legal process in any other manner permitted by Law.

9.8 WAIVER OF JURY TRIAL. EACH PARTY HERETO HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SEEK TO ENFORCE THAT FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.8.

9.9 Specific Performance. Each Party acknowledges that the rights of each Party to consummate the transactions contemplated hereby are unique, recognizes and affirms that in the event of a breach of this Agreement by any Party, money damages may be inadequate and the non-breaching Parties may have not adequate remedy at law, and agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed by an applicable Party in accordance with their specific terms or were otherwise breached. Accordingly, each Party shall be entitled to seek an injunction or restraining order to prevent breaches of this Agreement and to seek to enforce specifically the terms and provisions hereof, without the requirement to post any bond or other security or to prove that money damages would be inadequate, this being in addition to any other right or remedy to which such Party may be entitled under this Agreement, at law or in equity.

9.10 Severability. In case any provision in this Agreement shall be held invalid, illegal or unenforceable in a jurisdiction, such provision shall be modified or deleted, as to the jurisdiction involved, only to the extent necessary to render the same valid, legal and enforceable, and the validity, legality and enforceability of the remaining provisions hereof shall not in any way be affected or impaired thereby nor shall the validity, legality or enforceability of such provision be affected thereby in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties will substitute for any invalid, illegal or unenforceable provision a suitable and equitable provision that carries out, so far as may be valid, legal and enforceable, the intent and purpose of such invalid, illegal or unenforceable provision.

Annex A-61

9.11 Amendment. This Agreement may be further amended, supplemented or modified only by execution of a written instrument signed by the Purchaser, the Company, the Purchaser Representative and the Seller Representative.

9.12 Waiver. The Purchaser on behalf of itself and its Affiliates, the Company on behalf of itself and its Affiliates, and the Seller Representative on behalf of itself and the Company Stockholders, may in its sole discretion (i) extend the time for the performance of any obligation or other act of any other non-Affiliated Party hereto, (ii) waive any inaccuracy in the representations and warranties by such other non-Affiliated Party contained herein or in any document delivered pursuant hereto and (iii) waive compliance by such other non-Affiliated Party with any covenant or condition contained herein. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the Party or Parties to be bound thereby (including by the Purchaser Representative or the Seller Representative in lieu of such Party to the extent provided in this Agreement). Notwithstanding the foregoing, no failure or delay by a Party in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder. Notwithstanding the foregoing, any waiver of any provision of this Agreement after the Closing shall also require the prior written consent of the Purchaser Representative.

9.13 Entire Agreement; Effect of Amendment and Restatement.

(a) This Agreement and the documents or instruments referred to herein, including any exhibits and schedules attached hereto, which exhibits and schedules are incorporated herein by reference, together with the Ancillary Documents, embody the entire agreement and understanding of the Parties hereto in respect of the subject matter contained herein. There are no restrictions, promises, representations, warranties, covenants or undertakings, other than those expressly set forth or referred to herein or the documents or instruments referred to herein, which collectively supersede all prior agreements and the understandings among the Parties with respect to the subject matter contained herein.

(b) Without prejudice to the generality of the foregoing, this Agreement amends, restates, supersedes and replaces in its entirety the Original Agreement. All references to the Original Agreement in any other document shall, from and after the date hereof, be deemed to refer to this Agreement (except to the extent, if any, that such interpretation would conflict with the terms of this Agreement as they refer or pertain to the Original Agreement).

9.14 Interpretation. The table of contents and the Article and Section headings contained in this Agreement are solely for the purpose of reference, are not part of the agreement of the Parties and shall not in any way affect the meaning or interpretation of this Agreement. In this Agreement, unless the context otherwise requires: (a) any pronoun used shall include the corresponding masculine, feminine or neuter forms, and words in the singular, including any defined terms, include the plural and vice versa; (b) reference to any Person includes such Person’s successors and assigns but, if applicable, only if such successors and assigns are permitted by this Agreement, and reference to a Person in a particular capacity excludes such Person in any other capacity; (c) any accounting term used and not otherwise defined in this Agreement or any Ancillary Document has the meaning assigned to such term in accordance with GAAP; (d) “including” (and with correlative meaning “include”) means including without limiting the generality of any description preceding or succeeding such term and shall be deemed in each case to be followed by the words “without limitation”; (e) the words “herein,” “hereto,” and “hereby” and other words of similar import shall be deemed in each case to refer to this Agreement as a whole and not to any particular Section or other subdivision of this Agreement; (f) the word “if” and other words of similar import when used herein shall be deemed in each case to be followed by the phrase “and only if”; (g) the term “or” means “and/or”; (h) any reference to the term “ordinary course” or “ordinary course of business” shall be deemed in each case to be followed by the words “consistent with past practice”; (i) any agreement, instrument, insurance policy, Law or Order defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument, insurance policy, Law or Order as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes, regulations, rules or orders) by succession of comparable successor statutes, regulations, rules or orders and references to all attachments thereto and instruments incorporated therein; (j) except as otherwise indicated, all references in this Agreement to the words “Section,” “Article”, “Schedule” and “Exhibit” are intended to refer to Sections, Articles, Schedules and Exhibits to this Agreement; and (k) the term “Dollars” or “$” means United States dollars. Any reference in this Agreement to a Person’s directors shall include any member of such Person’s governing body and any reference

Annex A-62

in this Agreement to a Person’s officers shall include any Person filling a substantially similar position for such Person. Any reference in this Agreement or any Ancillary Document to a Person’s shareholders or stockholders shall include any applicable owners of the equity interests of such Person, in whatever form, including with respect to the Purchaser its stockholders under the DGCL or its Organizational Documents. The Parties have participated jointly in the negotiation and drafting of this Agreement. Consequently, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement. To the extent that any Contract, document, certificate or instrument is represented and warranted to by the Company to be given, delivered, provided or made available by the Company, in order for such Contract, document, certificate or instrument to have been deemed to have been given, delivered, provided and made available to the Purchaser or its Representatives, such Contract, document, certificate or instrument shall have been posted to the electronic data site maintained on behalf of the Company and made available to the Purchaser and its Representatives and the Purchaser and its Representatives have been given access to the electronic folders containing such information.

9.15 Counterparts. This Agreement and each Ancillary Document may be executed and delivered (including by facsimile, pdf or other electronic transmission) in one or more counterparts, and by the different Parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

9.16 Purchaser Representative.

(a) The Purchaser, on behalf of itself and its Subsidiaries, successors and assigns, by execution and delivery of this Agreement, hereby irrevocably appoints Darren Mercer, in the capacity as the Purchaser Representative, as each such Person’s agent, attorney-in-fact and representative, with full power of substitution to act in the name, place and stead of such Person, to act on behalf of such Person from and after the Closing in connection with: (i) bringing, managing, controlling, defending and settling on behalf of an Indemnified Party any indemnification claims by any of them under Article VI; (ii) acting on behalf of such Person under the Escrow Agreement; (iii) terminating, amending or waiving on behalf of such Person any provision of this Agreement or any Ancillary Documents to which the Purchaser Representative is a party or otherwise has rights in such capacity (together with this Agreement, the “Purchaser Representative Documents”); (iv) signing on behalf of such Person any releases or other documents with respect to any dispute or remedy arising under any Purchaser Representative Documents; (v) employing and obtaining the advice of legal counsel, accountants and other professional advisors as the Purchaser Representative, in its reasonable discretion, deems necessary or advisable in the performance of its duties as the Purchaser Representative and to rely on their advice and counsel; (vi) incurring and paying reasonable out-of-pocket costs and expenses, including fees of brokers, attorneys and accountants incurred pursuant to the transactions contemplated hereby, and any other out-of-pocket fees and expenses allocable or in any way relating to such transaction or any indemnification claim; and (vii) otherwise enforcing the rights and obligations of any such Persons under any Purchaser Representative Documents, including giving and receiving all notices and communications hereunder or thereunder on behalf of such Person; provided, that the Parties acknowledge that the Purchaser Representative is specifically authorized and directed to act on behalf of, and for the benefit of, the holders of Purchaser Securities (other than the Company Security Holders immediately prior to the Effective Time and their respective successors and assigns). All decisions and actions by the Purchaser Representative, including any agreement between the Purchaser Representative and the Company, Seller Representative, any Company Stockholders or Indemnifying Party relating to the defense or settlement of any claims for which an Indemnifying Party may be required to indemnify an Indemnified Party pursuant to Article VI, shall be binding upon the Purchaser and its Subsidiaries, successors and assigns, and neither they nor any other Party shall have the right to object, dissent, protest or otherwise contest the same. The provisions of this Section 9.16 are irrevocable and coupled with an interest. The Purchaser Representative hereby accepts its appointment and authorization as the Purchaser Representative under this Agreement.

(b) The Purchaser Representative shall not be liable for any act done or omitted under any Purchaser Representative Document as the Purchaser Representative while acting in good faith and without willful misconduct or gross negligence, and any act done or omitted pursuant to the advice of counsel shall be conclusive evidence of such good faith. The Purchaser shall indemnify, defend and hold harmless the Purchaser Representative from and against any and all Losses incurred without gross negligence, bad faith or willful misconduct on the part of the Purchaser Representative (in its capacity as such) and arising out of or in connection with the acceptance or

Annex A-63

administration of the Purchaser Representative’s duties under any Purchaser Representative Document, including the reasonable fees and expenses of any legal counsel retained by the Purchaser Representative. In no event shall the Purchaser Representative in such capacity be liable under or in connection with any Purchaser Representative Document for any indirect, punitive, special or consequential damages. The Purchaser Representative shall be fully protected in relying upon any written notice, demand, certificate or document that it in good faith believes to be genuine, including facsimiles or copies thereof, and no Person shall have any Liability for relying on the Purchaser Representative in the foregoing manner. In connection with the performance of its rights and obligations hereunder, the Purchaser Representative shall have the right at any time and from time to time to select and engage, at the cost and expense of the Purchaser, attorneys, accountants, investment bankers, advisors, consultants and clerical personnel and obtain such other professional and expert assistance, maintain such records and incur other out-of-pocket expenses, as the Purchaser Representative may deem necessary or appropriate from time to time. All of the indemnities, immunities, releases and powers granted to the Purchaser Representative under this Section 9.16 shall survive the Closing and continue indefinitely.

(c) The Person serving as the Purchaser Representative may resign upon ten (10) days’ prior written notice to the Purchaser and the Seller Representative, provided, that the Purchaser Representative appoints in writing a replacement Purchaser Representative. Each successor Purchaser Representative shall have all of the power, authority, rights and privileges conferred by this Agreement upon the original Purchaser Representative, and the term “Purchaser Representative” as used herein shall be deemed to include any such successor Purchaser Representatives.

9.17 Seller Representative.

(a) Each Company Stockholder, by delivery of a Letter of Transmittal, on behalf of itself and its successors and assigns, hereby irrevocably constitutes and appoints Dozy Mmobuosi, in the capacity as the Seller Representative, as the true and lawful agent and attorney-in-fact of such Persons with full powers of substitution to act in the name, place and stead of thereof with respect to the performance on behalf of such Person under the terms and provisions of this Agreement and the Ancillary Documents to which the Seller Representative is a party or otherwise has rights in such capacity (together with this Agreement, the “Seller Representative Documents”), as the same may be from time to time amended, and to do or refrain from doing all such further acts and things, and to execute all such documents on behalf of such Person, if any, as the Seller Representative will deem necessary or appropriate in connection with any of the transactions contemplated under the Seller Representative Documents, including: (i) managing, controlling, defending and settling on behalf of an Indemnifying Party any indemnification claims against any of them under Article VI, including controlling, defending, managing, settling and participating in any Third Party Claim in accordance with Section (a); (ii) acting on behalf of such Person under the Escrow Agreement; (iii) terminating, amending or waiving on behalf of such Person any provision of any Seller Representative Document (provided, that any such action, if material to the rights and obligations of the Company Stockholders in the reasonable judgment of the Seller Representative, will be taken in the same manner with respect to all Company Stockholders unless otherwise agreed by each Company Stockholder who is subject to any disparate treatment of a potentially material and adverse nature); (iv) signing on behalf of such Person any releases or other documents with respect to any dispute or remedy arising under any Seller Representative Document; (v) employing and obtaining the advice of legal counsel, accountants and other professional advisors as the Seller Representative, in its reasonable discretion, deems necessary or advisable in the performance of its duties as the Seller Representative and to rely on their advice and counsel; (vi) incurring and paying reasonable costs and expenses, including fees of brokers, attorneys and accountants incurred pursuant to the transactions contemplated hereby, and any other reasonable fees and expenses allocable or in any way relating to such transaction or any indemnification claim, whether incurred prior or subsequent to Closing; (vii) receiving all or any portion of the consideration provided to the Company Stockholders under this Agreement and to distribute the same to the Company Stockholders in accordance with their Pro Rata Share; and (viii) otherwise enforcing the rights and obligations of any such Persons under any Seller Representative Document, including giving and receiving all notices and communications hereunder or thereunder on behalf of such Person. All decisions and actions by the Seller Representative, including any agreement between the Seller Representative and the Purchaser Representative, the Purchaser or any Indemnified Party relating to the defense or settlement of any claims for which an Indemnifying Party may be required to indemnify an Indemnified Party pursuant to Article VI, shall be binding upon each Company Stockholder and their respective successors and assigns, and neither they nor any other Party shall have the right to object, dissent, protest or otherwise contest the same. The provisions of this Section 9.17 are irrevocable and coupled with an interest. The Seller Representative hereby accepts its appointment and authorization as the Seller Representative under this Agreement.

Annex A-64

(b) Any other Person, including the Purchaser Representative, the Purchaser, the Company and the Indemnified Parties and the Indemnifying Parties may conclusively and absolutely rely, without inquiry, upon any actions of the Seller Representative as the acts of the Company Stockholders under any Seller Representative Documents. The Purchaser Representative, the Purchaser, the Company and each Indemnified Party and Indemnifying Party shall be entitled to rely conclusively on the instructions and decisions of the Seller Representative as to (i) the settlement of any indemnification claims by an Indemnified Party pursuant to Article VI, (ii) any payment instructions provided by the Seller Representative or (iii) any other actions required or permitted to be taken by the Seller Representative hereunder, and no Company Stockholder nor any Indemnifying Party shall have any cause of action against the Purchaser Representative, the Purchaser, the Company or any other Indemnified Party for any action taken by any of them in reliance upon the instructions or decisions of the Seller Representative. The Purchaser Representative, the Purchaser, the Company and the other Indemnified Parties shall not have any Liability to any Company Stockholder or Indemnifying Party for any allocation or distribution among the Company Stockholders by the Seller Representative of payments made to or at the direction of the Seller Representative. All notices or other communications required to be made or delivered to a Company Stockholder under any Seller Representative Document shall be made to the Seller Representative for the benefit of such Company Stockholder, and any notices so made shall discharge in full all notice requirements of the other parties hereto or thereto to such Company Stockholder with respect thereto. All notices or other communications required to be made or delivered by a Company Stockholder shall be made by the Seller Representative (except for a notice under Section 9.17(d) of the replacement of the Seller Representative).

(c) The Seller Representative will act for the Company Stockholders on all of the matters set forth in this Agreement in the manner the Seller Representative believes to be in the best interest of the Company Stockholders, but the Seller Representative will not be responsible to the Company Stockholders for any Losses that any Company Stockholder or any Indemnifying Party may suffer by reason of the performance by the Seller Representative of the Seller Representative’s duties under this Agreement, other than Losses arising from the bad faith, gross negligence or willful misconduct by the Seller Representative in the performance of its duties under this Agreement. From and after the Closing, the Company Stockholders shall jointly and severally indemnify, defend and hold the Seller Representative harmless from and against any and all Losses reasonably incurred without gross negligence, bad faith or willful misconduct on the part of the Seller Representative (in its capacity as such) and arising out of or in connection with the acceptance or administration of the Seller Representative’s duties under any Seller Representative Document, including the reasonable fees and expenses of any legal counsel retained by the Seller Representative. In no event shall the Seller Representative in such capacity be liable hereunder or in connection herewith for any indirect, punitive, special or consequential damages. The Seller Representative shall not be liable for any act done or omitted under any Seller Representative Document as the Seller Representative while acting in good faith and without willful misconduct or gross negligence, and any act done or omitted pursuant to the advice of counsel shall be conclusive evidence of such good faith. The Seller Representative shall be fully protected in relying upon any written notice, demand, certificate or document that it in good faith believes to be genuine, including facsimiles or copies thereof, and no Person shall have any Liability for relying on the Seller Representative in the foregoing manner. In connection with the performance of its rights and obligations hereunder, the Seller Representative shall have the right at any time and from time to time to select and engage, at the reasonable cost and expense of the Company Stockholders, attorneys, accountants, investment bankers, advisors, consultants and clerical personnel and obtain such other professional and expert assistance, maintain such records and incur other reasonable out-of-pocket expenses, as the Seller Representative may reasonably deem necessary or appropriate from time to time. All of the indemnities, immunities, releases and powers granted to the Seller Representative under this Section 9.17 shall survive the Closing and continue indefinitely.

(d) If the Seller Representative shall die, become disabled, dissolve, resign or otherwise be unable or unwilling to fulfill its responsibilities as representative and agent of Company Stockholders, then the Company Stockholders shall, within ten (10) days after such death, disability, dissolution, resignation or other event, appoint a successor Seller Representative (by vote or written consent of the Company Stockholders holding in the aggregate a Pro Rata Share in excess of fifty percent (50%)), and promptly thereafter (but in any event within two (2) Business Days after such appointment) notify the Purchaser Representative and the Purchaser in writing of the identity of such successor. Any such successor so appointed shall become the “Seller Representative” for purposes of this Agreement.

Annex A-65

Article X
DEFINITIONS

10.1 Certain Definitions. For purpose of this Agreement, the following capitalized terms have the following meanings:

“AAA” means the American Arbitration Association or any successor entity conducting arbitrations.

“Accounting Principles” means in accordance with GAAP as in effect at the date of the financial statement to which it refers or if there is no such financial statement, then as of the Closing Date, using and applying the same accounting principles, practices, procedures, policies and methods (with consistent classifications, judgments, elections, inclusions, exclusions and valuation and estimation methodologies) used and applied by the Target Companies in the preparation of the latest audited Company Financials.

“Action” means any notice of noncompliance or violation, or any claim, demand, charge, action, suit, litigation, audit, settlement, complaint, stipulation, assessment or arbitration, or any request (including any request for information), inquiry, hearing, proceeding or investigation, by or before any Governmental Authority.

“Affiliate” means, with respect to any Person, any other Person directly or indirectly Controlling, Controlled by, or under common Control with such Person.

“Ancillary Documents” means each agreement, instrument or document attached hereto as an Exhibit, and the other agreements, certificates and instruments to be executed or delivered by any of the Parties hereto in connection with or pursuant to this Agreement.

“Amended Company SEC Reports” means the amendment and/or restatement after the date hereof of the following Company SEC Reports (including all accompanying financial statements, exhibits and annexes thereto): (i) any current reports on Form 8-K relating to the transactions contemplated by the Tingo Acquisition Agreement; (ii) the quarterly report on Form 10-Q for the period ended September 30, 2021;(iii) the annual report on Form 10-K for the period ended December 31, 2021; and (iv) the quarterly report on Form 10-Q for the period ended March 31, 2022.

“Benefit Plans” of any Person means any and all deferred compensation, executive compensation, incentive compensation, equity purchase or other equity-based compensation plan, employment or consulting, severance or termination pay, holiday, vacation or other bonus plan or practice, hospitalization or other medical, life or other insurance, supplemental unemployment benefits, profit sharing, pension, or retirement plan, program, agreement, commitment or arrangement, and each other employee benefit plan, program, agreement or arrangement, including each “employee benefit plan” as such term is defined under Section 3(3) of ERISA, maintained or contributed to or required to be contributed to by a Person for the benefit of any employee or terminated employee, independent contractor, director, or officer of such Person, or with respect to which such Person has any Liability, whether direct or indirect, actual or contingent.

“Business Day” means any day other than a Saturday, Sunday or a legal holiday on which commercial banking institutions in New York, New York are authorized to close for business, excluding as a result of “stay at home”, “shelter-in-place”, “non-essential employee” or any other similar orders or restrictions or the closure of any physical branch locations at the direction of any governmental authority so long as the electronic funds transfer systems, including for wire transfers, of commercially banking institutions in New York, New York are generally open for use by customers on such day.

“Code” means the Internal Revenue Code of 1986, as amended, and any successor statute thereto, as amended. Reference to a specific section of the Code shall include such section and any valid treasury regulation promulgated thereunder.

“Company Charter” means the Articles of Incorporation of the Company, as amended and effective under the NRS, prior to the Effective Time.

“Company Class A Common Stock” mean the Class A Common Stock, par value $0.001 per share, of the Company.

Annex A-66

“Company Class B Common Stock” mean the Class B Common Stock, par value $0.001 per share, of the Company.

“Company Common Stock” means the Company Class A Common Stock and the Company Class B Common Stock.

“Company Confidential Information” means all confidential or proprietary documents and information concerning the Target Companies or any of their respective Representatives, furnished in connection with this Agreement or the transactions contemplated hereby; provided, however, that Company Confidential Information shall not include any information which, (i) at the time of disclosure by the Purchaser or its Representatives, is generally available publicly and was not disclosed in breach of this Agreement or (ii) at the time of the disclosure by the Company or its Representatives to the Purchaser or its Representatives was previously known by such receiving party without violation of Law or any confidentiality obligation by the Person receiving such Company Confidential Information.

“Company Convertible Securities” means, collectively, the Company Preferred Stock, the Company Options, the Company Warrants and any other options, warrants or rights to subscribe for or purchase any capital stock of the Company or securities convertible into or exchangeable for, or that otherwise confer on the holder any right to acquire any capital stock of the Company.

“Company Preferred Stock” means the Preferred Stock, par value $0.001 per share, of the Company.

“Company Securities” means, collectively, the Company Stock and any Company Convertible Securities.

“Company Security Holders” means, collectively, the holders of Company Securities.

“Company Signing Reps” means the representations and warranties of the Company contained in Sections 4.1 (Organization and Standing) and 4.2 (Authorization; Binding Agreement).

“Company Stock” means any shares of the Company Common Stock and the Company Preferred Stock.

“Company Stockholders” means, collectively, the holders of Company Stock.

“Company Warrants” means warrants to purchase Company Stock.

“Consent” means any consent, approval, waiver, authorization or Permit of, or notice to or declaration or filing with any Governmental Authority or any other Person.

“Contracts” means all contracts, agreements, binding arrangements, bonds, notes, indentures, mortgages, debt instruments, purchase order, licenses (and all other contracts, agreements or binding arrangements concerning Intellectual Property), franchises, leases and other instruments or obligations of any kind (including any amendments and other modifications thereto).

“Control” of a Person means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract, or otherwise. “Controlled”, “Controlling” and “under common Control with” have correlative meanings. Without limiting the foregoing a Person (the “Controlled Person”) shall be deemed Controlled by (a) an officer, director, general partner, partner (other than a limited partner), manager, or member (other than a member having no management authority) of the Controlled Person; or (b) a spouse, parent, lineal descendant, sibling, aunt, uncle, niece, nephew, mother-in-law, father-in-law, sister-in-law, or brother-in-law of an Affiliate of the Controlled Person or a trust for the benefit of an Affiliate of the Controlled Person or of which an Affiliate of the Controlled Person is a trustee.

“Copyrights” means any works of authorship, mask works and all copyrights therein, including all renewals and extensions, copyright registrations and applications for registration and renewal, and non-registered copyrights.

Annex A-67

“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions thereof or any other related or associated epidemics, pandemics or disease outbreaks.

“COVID-19 Measures” means any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester or any other Law, directive, guidelines or recommendations by any Governmental Authority (including the Centers for Disease Control and the World Health Organization) in each case in connection with, related to or in response to COVID-19, including the Coronavirus Aid, Relief, and Economic Security Act (CARES) or any changes thereto.

“Environmental Law” means any Law in any way relating to (a) the protection of human health and safety, (b) the protection, preservation or restoration of the environment and natural resources (including air, water vapor, surface water, groundwater, drinking water supply, surface land, subsurface land, plant and animal life or any other natural resource), or (c) the exposure to, or the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of Hazardous Materials, including the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. §§9601 et seq., the Resource Conservation and Recovery Act, 42 U.S.C. §§6901 et seq., the Toxic Substances Control Act, 15 U.S.C. §§2601 et seq., the Federal Water Pollution Control Act, 33 U.S.C. §§1151 et seq., the Clean Air Act, 42 U.S.C. §§7401 et seq., the Federal Insecticide, Fungicide and Rodenticide Act, 7 U.S.C. §§111 et seq., Occupational Safety and Health Act, 29 U.S.C. §§651 et seq. (to the extent it relates to exposure to Hazardous Substances), the Asbestos Hazard Emergency Response Act, 15 U.S.C. §§2601 et seq., the Safe Drinking Water Act, 42 U.S.C. §§300f et seq., the Oil Pollution Act of 1990 and analogous state acts.

“Environmental Liabilities” means, in respect of any Person, all Liabilities, obligations, responsibilities, Remedial Actions, Losses, damages, costs, and expenses (including all reasonable fees, disbursements, and expenses of counsel, experts, and consultants and costs of investigation and feasibility studies), fines, penalties, sanctions, and interest incurred as a result of any claim or demand by any other Person or in response to any violation of Environmental Law, whether known or unknown, accrued or contingent, whether based in contract, tort, implied or express warranty, strict liability, criminal or civil statute, to the extent based upon, related to, or arising under or pursuant to any Environmental Law, Environmental Permit, Order, or Contract with any Governmental Authority or other Person, that relates to any environmental, health or safety condition, violation of Environmental Law, or a Release or threatened Release of Hazardous Materials.

“ERISA” means the U.S. Employee Retirement Income Security Act of 1974, as amended.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

“Fraud Claim” means any claim based in whole or in part upon fraud.

“GAAP” means generally accepted accounting principles as in effect in the United States of America.

“Governmental Authority” means any federal, state, local, foreign or other governmental, quasi-governmental or administrative body, instrumentality, department or agency or any court, tribunal, administrative hearing body, arbitration panel, commission, or other similar dispute-resolving panel or body.

“Hazardous Material” means any waste, gas, liquid or other substance or material that is defined, listed or designated as a “hazardous substance”, “pollutant”, “contaminant”, “hazardous waste”, “regulated substance”, “hazardous chemical”, or “toxic chemical” (or by any similar term) under any Environmental Law, or any other material regulated, or that could result in the imposition of Liability or responsibility, under any Environmental Law, including petroleum and its by-products, asbestos, polychlorinated biphenyls, radon, mold, and urea formaldehyde insulation.

“Indebtedness” of any Person means, without duplication, (a) all indebtedness of such Person for borrowed money (including the outstanding principal and accrued but unpaid interest), (b) all obligations for the deferred purchase price of property or services (other than trade payables incurred in the ordinary course of business), (c) any other indebtedness of such Person that is evidenced by a note, bond, debenture, credit agreement or similar instrument, (d) all obligations of such Person under leases that should be classified as capital leases in accordance with GAAP, (e) all obligations of such Person for the reimbursement of any obligor on any line or letter of credit, banker’s acceptance, guarantee or similar credit transaction, in each case, that has been drawn or claimed

Annex A-68

against, (f) all interest rate and currency swaps, caps, collars and similar agreements or hedging devices under which payments are obligated to be made by such Person, whether periodically or upon the happening of a contingency, (g) all obligations secured by an Lien (other than a Permitted Lien) on any property of such Person, (h) any premiums, prepayment fees or other penalties, fees, costs or expenses associated with payment of any Indebtedness described in clauses (a) through (g) above of such Person and (i) all obligation described in clauses (a) through (h) above of any other Person which is directly or indirectly guaranteed by such Person or which such Person has agreed (contingently or otherwise) to purchase or otherwise acquire or in respect of which it has otherwise assured a creditor against loss.

“Indemnifiable Matters” means, collectively and without duplication, Special Tax Indemnity Matters, Special Dissenting Shares Indemnity Matters, Special IWI Indemnity Matters and Special Litigation Indemnity Matters.

“Intellectual Property” means all of the following as they exist in any jurisdiction throughout the world: Patents, Trademarks, Copyrights, Trade Secrets, Internet Assets, Software and other intellectual property, and all licenses, sublicenses and other agreements or permissions related to the preceding property.

“Internet Assets” means any and all domain name registrations, web sites and web addresses and related rights, items and documentation related thereto, and applications for registration therefor.

“IRS” means the U.S. Internal Revenue Service (or any successor Governmental Authority).

“Knowledge” means, with respect to (i) the Company, the actual knowledge of the executive officers or directors of any Target Company, after reasonable inquiry or (ii) any other Party, (A) if an entity, the actual knowledge of its directors and executive officers, after reasonable inquiry, or (B) if a natural person, the actual knowledge of such Party after reasonable inquiry.

“Law” means any federal, state, local, municipal, foreign or other law, statute, legislation, ordinance, code, edict, decree, proclamation, treaty, convention, rule, regulation, directive, requirement, writ, injunction, settlement, Order or Consent that is or has been issued, enacted, adopted, passed, approved, promulgated, made, implemented or otherwise put into effect by or under the authority of any Governmental Authority.

“Liabilities” means any and all liabilities, Indebtedness, Actions or obligations of any nature (whether absolute, accrued, contingent or otherwise, whether known or unknown, whether direct or indirect, whether matured or unmatured, whether due or to become due and whether or not required to be recorded or reflected on a balance sheet under GAAP or other applicable accounting standards), including Tax liabilities due or to become due.

“Lien” means any mortgage, pledge, security interest, attachment, right of first refusal, option, proxy, voting trust, encumbrance, lien or charge of any kind (including any conditional sale or other title retention agreement or lease in the nature thereof), restriction (whether on voting, sale, transfer, disposition or otherwise), any subordination arrangement in favor of another Person, or any filing or agreement to file a financing statement as debtor under the Uniform Commercial Code or any similar Law.

“Losses” means any and all losses, Actions, Orders, Liabilities, damages, Taxes, interest, penalties, Liens, amounts paid in settlement, costs and expenses (including reasonable expenses of investigation and court costs and reasonable attorneys’ fees and expenses).

“Material Adverse Effect” means, with respect to any specified Person, any fact, event, occurrence, change or effect that has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect upon (a) the business, assets, Liabilities, results of operations, prospects or condition (financial or otherwise) of such Person and its Subsidiaries, taken as a whole, or (b) the ability of such Person or any of its Subsidiaries on a timely basis to consummate the transactions contemplated by this Agreement or the Ancillary Documents to which it is a party or bound or to perform its obligations hereunder or thereunder; provided, however, that for purposes hereof, any facts, events, occurrences, changes or effects directly or indirectly attributable to, resulting from, relating to or arising out of the following (by themselves or when aggregated with any other, changes or effects) shall not be deemed to be, constitute, or be taken into account when determining whether there has or may, would or could have occurred a Material Adverse Effect: (i) general changes in the financial or securities markets (including changes in the credit, debt, securities and capital markets) or general economic or political conditions in the country or region in which such Person or any of its Subsidiaries do business; (ii) changes, conditions or effects that generally affect the industries in which such Person or any of its Subsidiaries principally operate; (iii)

Annex A-69

changes in applicable Laws (including COVID-19 Measures) or GAAP or other applicable accounting principles or mandatory changes in the regulatory accounting requirements applicable to any industry in which such Person and its Subsidiaries principally operate; (iv) conditions caused by acts of God, terrorism, war (whether or not declared), natural disaster or pandemic (including COVID-19) or the worsening thereof; (v) any failure in and of itself by such Person and its Subsidiaries to meet any internal or published budgets, projections, forecasts or predictions of financial performance for any period (provided that the underlying cause of any such failure may be considered in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur to the extent not excluded by another exception herein); (vi) the announcement or pendency of the transactions contemplated by this Agreement (including the Merger) (provided that this clause (vi) shall not apply to any representation or warranty to the extent such representation or warranty relates to the consequences resulting from the execution, announcement, performance or existence of this Agreement); and (vii) in the case of the Company, the ability of the Company to make any of the representations and warranties contained in this Agreement as of the Company Disclosure Schedule Delivery Date; provided further, however, that any event, occurrence, fact, condition, or change referred to in clauses (i) - (iv) immediately above shall be taken into account in determining whether a Material Adverse Effect has occurred or could reasonably be expected to occur to the extent that such event, occurrence, fact, condition, or change has a disproportionate effect on such Person or any of its Subsidiaries compared to other participants in the industries in which such Person or any of its Subsidiaries primarily conducts its businesses. Notwithstanding the foregoing, with respect to the Purchaser, the failure to obtain the Required Purchaser Shareholder Approval shall not be deemed to be a Material Adverse Effect on or with respect to the Purchaser.

“Merger Sub Common Stock” means the shares of common stock, par value $0.0001 per share, of Merger Sub.

“Nasdaq” means the Nasdaq Capital Market.

“Order” means any order, decree, ruling, judgment, injunction, writ, determination, binding decision, verdict, judicial award or other action that is or has been made, entered, rendered, or otherwise put into effect by or under the authority of any Governmental Authority.

“Organizational Documents” means, with respect to any Person that is an entity, its certificate of incorporation or formation, bylaws, operating agreement, memorandum and articles of association or similar organizational documents, in each case, as amended.

“OTC Markets” means the marketplace for trading over-the-counter securities operated by OTC Markets Group Inc.

“Patents” means any patents, patent applications and the inventions, designs and improvements described and claimed therein, patentable inventions, and other patent rights (including any divisionals, provisionals, continuations, continuations-in-part, substitutions, or reissues thereof, whether or not patents are issued on any such applications and whether or not any such applications are amended, modified, withdrawn, or refiled).

“PCAOB” means the U.S. Public Company Accounting Oversight Board (or any successor thereto).

“Permits” means all federal, state, local or foreign or other third-party permits, grants, easements, consents, approvals, authorizations, exemptions, licenses, franchises, concessions, ratifications, permissions, clearances, confirmations, endorsements, waivers, certifications, designations, ratings, registrations, qualifications or orders of any Governmental Authority or any other Person.

“Permitted Company Equity Financing” means one or more third party equity financing transactions resulting in the issuance of a number of shares of Company Common Stock, or convertible into or exchangeable for shares of Company Common Stock, not exceeding in the aggregate one percent (1%) of the number of shares of Company Common Stock issued and outstanding on the date hereof (but excluding any shares held in treasury).

“Permitted Company Debt Financing” means one or more third party debt financing transactions resulting in the Company incurring less than twenty (20) million dollars of debt in the aggregate, provided, however, the incurrence of any convertible debt shall be subject to the cap on the issuance of additional equity set forth in a Permitted Company Equity Financing.

Annex A-70

“Permitted Splits” means any stock split, reverse stock split, stock dividend or similar event affecting the issued and outstanding shares of Purchaser Common Stock as agreed to by the Purchaser and the Company for the purpose of facilitating compliance with Nasdaq listing requirements or as the Purchaser and the Company may otherwise agree.

“Permitted Liens” means (a) Liens for Taxes or assessments and similar governmental charges or levies, which either are (i) not delinquent or (ii) being contested in good faith and by appropriate proceedings, and adequate reserves have been established with respect thereto, (b) other Liens imposed by operation of Law arising in the ordinary course of business for amounts which are not due and payable and as would not in the aggregate materially adversely affect the value of, or materially adversely interfere with the use of, the property subject thereto, (c) Liens incurred or deposits made in the ordinary course of business in connection with social security, (d) Liens on goods in transit incurred pursuant to documentary letters of credit, in each case arising in the ordinary course of business or (e) Liens arising under this Agreement or any Ancillary Document.

“Person” means an individual, corporation, partnership (including a general partnership, limited partnership or limited liability partnership), limited liability company, association, trust or other entity or organization, including a government, domestic or foreign, or political subdivision thereof, or an agency or instrumentality thereof.

“Personal Property” means any machinery, equipment, tools, vehicles, furniture, leasehold improvements, office equipment, plant, parts and other tangible personal property.

“Pro Rata Share” means with respect to each Company Stockholder, a fraction expressed a percentage equal to (i) the portion of the Stockholder Merger Consideration payable by the Purchaser to such Company Stockholder in accordance with the terms of this Agreement, divided by (ii) the total Stockholder Merger Consideration payable by the Purchaser to all Company Stockholders in accordance with the terms of this Agreement.

“Purchaser Confidential Information” means all confidential or proprietary documents and information concerning the Purchaser or any of its Representatives; provided, however, that Purchaser Confidential Information shall not include any information which, (i) at the time of disclosure by the Company or any of its Representatives, is generally available publicly and was not disclosed in breach of this Agreement or (ii) at the time of the disclosure by the Purchaser or its Representatives to the Company or any of its Representatives, was previously known by such receiving party without violation of Law or any confidentiality obligation by the Person receiving such Purchaser Confidential Information. For the avoidance of doubt, from and after the Closing, Purchaser Confidential Information will include the confidential or proprietary information of the Target Companies.

“Purchaser Pre-Closing Securities” means the number of shares of Purchaser Common Stock issued and outstanding immediately prior to the Effective Time, treating all outstanding in-the-money options to purchase Purchaser Common Stock as fully vested and as if such options had been exercised as of the Effective Time (but excluding any Purchaser Common Stock owned as treasury shares or owned by any direct or indirect Subsidiary of the Purchaser).

“Purchaser Securities” means the securities of the Purchaser listed on Schedule 3.3(a) hereto.

“Purchaser Share Price” means an amount equal to the VWAP of the Purchaser Common Stock over the twenty (20) Trading Days ending at the close of business on the principal securities exchange or securities market on which shares of the Purchaser Common Stock are then traded immediately prior to the date of determination, as equitably adjusted for stock splits, stock dividends, combinations, recapitalizations and the like after the date of this Agreement.

“Release” means any release, spill, emission, leaking, pumping, injection, deposit, disposal, discharge, dispersal, or leaching into the indoor or outdoor environment, or into or out of any property.

“Remedial Action” means all actions to (i) clean up, remove, treat, or in any other way address any Hazardous Material, (ii) prevent the Release of any Hazardous Material so it does not endanger or threaten to endanger public health or welfare or the indoor or outdoor environment, (iii) perform pre-remedial studies and investigations or post-remedial monitoring and care, or (iv) correct a condition of noncompliance with Environmental Laws.

Annex A-71

“Representatives” means, as to any Person, such Person’s Affiliates and the respective managers, directors, officers, employees, independent contractors, consultants, advisors (including financial advisors, counsel and accountants), agents and other legal representatives of such Person or its Affiliates.

“SEC” means the U.S. Securities and Exchange Commission (or any successor Governmental Authority).

“Securities Act” means the Securities Act of 1933, as amended.

“Significant Company Holder” means any Company Stockholder who (i) is an executive officer or director of the Company or (ii) owns more than five percent (5%) of the issued and outstanding shares of the Company (treating any Company Preferred Stock and Company Convertible Securities on an as-converted to Company Common Stock basis).

“Software” means any computer software programs, including all source code, object code, and documentation related thereto and all software modules, tools and databases.

“SOX” means the U.S. Sarbanes-Oxley Act of 2002, as amended.

“Special Dissenting Shares Indemnity Matters” means any Actions by Dissenting Stockholders arising under or pursuant to Section 92A.300 et seq. of the NRS or otherwise arising from or in connection with the Merger or other transactions contemplated by this Agreement (but excluding any other Indemnifiable Matters).

“Special IWI Indemnity Matters” means claims or Actions resulting or arising from or in relation to (i) the IWI business or assets and (ii) facts and circumstances occurring on or prior to August 15, 2021 (but excluding any other Indemnifiable Matters).

“Special Litigation Indemnity Matters” means claims or Actions against the Company or (after the Closing) the Purchaser resulting or arising from acts or omissions of the Company occurring prior to the Effective Time (but excluding any other Indemnifiable Matters).

“Special Tax Indemnity Matters” means any unpaid Taxes owed to any Governmental Authority by the Company or any Subsidiary, predecessor or successor, or any Tax Returns filed or required to be filed with any Governmental Authority by the Company or any Subsidiary or predecessor or successor, Authority, in each case in respect of the 2021 tax year or any prior tax year (or portion thereof) and resulting or arising from or in relation to the IWI business or assets (but excluding any other Indemnifiable Matters).

“Subsidiary” means, with respect to any Person, any corporation, partnership, association or other business entity of which (i) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof, or (ii) if a partnership, association or other business entity, a majority of the partnership or other similar ownership interests thereof is at the time owned or controlled, directly or indirectly, by any Person or one or more Subsidiaries of that Person or a combination thereof. For purposes hereof, a Person or Persons will be deemed to have a majority ownership interest in a partnership, association or other business entity if such Person or Persons will be allocated a majority of partnership, association or other business entity gains or losses or will be or control the managing director, managing member, general partner or other managing Person of such partnership, association or other business entity. A Subsidiary of a Person will also include any variable interest entity which is consolidated with such Person under applicable accounting rules.

“Target Company” means each of the Company and its direct and indirect Subsidiaries.

“Tax Return” means any return, declaration, report, claim for refund, information return or other documents (including any related or supporting schedules, statements or information) filed or required to be filed in connection with the determination, assessment or collection of any Taxes or the administration of any Laws or administrative requirements relating to any Taxes.

“Taxes” means (a) all direct or indirect federal, state, local, foreign and other net income, gross income, gross receipts, sales, use, value-added, ad valorem, transfer, franchise, profits, license, lease, service, service use, withholding, payroll, employment, unemployment, social security and related contributions due in

Annex A-72

relation to the payment of compensation to employees, excise, severance, stamp, occupation, premium, property, windfall profits, alternative minimum, estimated, customs, duties or other taxes, fees, assessments or charges of any kind whatsoever, together with any interest and any penalties, additions to tax or additional amounts with respect thereto, (b) any Liability for payment of amounts described in clause (a) whether as a result of being a member of an affiliated, consolidated, combined or unitary group for any period or otherwise through operation of law and (c) any Liability for the payment of amounts described in clauses (a) or (b) as a result of any tax sharing, tax group, tax indemnity or tax allocation agreement with, or any other express or implied agreement to indemnify, any other Person.

“Trade Secrets” means any trade secrets, confidential business information, concepts, ideas, designs, research or development information, processes, procedures, techniques, technical information, specifications, operating and maintenance manuals, engineering drawings, methods, know-how, data, mask works, discoveries, inventions, modifications, extensions, improvements, and other proprietary rights (whether or not patentable or subject to copyright, trademark, or trade secret protection).

“Trademarks” means any trademarks, service marks, trade dress, trade names, brand names, internet domain names, designs, logos, or corporate names (including, in each case, the goodwill associated therewith), whether registered or unregistered, and all registrations and applications for registration and renewal thereof.

“Trading Day” means any day on which shares of Purchaser Common Stock are actually traded on the principal securities exchange or securities market on which the Purchaser Common Stock is then traded.

“VWAP” means, for any security as of any date(s), the dollar volume-weighted average price for such security on the principal securities exchange or securities market on which such security is then traded during the period beginning at 9:30:01 a.m., New York time, and ending at 4:00:00 p.m., New York time, as reported by Bloomberg through its “HP” function (set to weighted average) or, if the foregoing does not apply, the dollar volume-weighted average price of such security in the over-the-counter market on the electronic bulletin board for such security during the period beginning at 9:30:01 a.m., New York time, and ending at 4:00:00 p.m., New York time, as reported by Bloomberg, or, if no dollar volume-weighted average price is reported for such security by Bloomberg for such hours, the average of the highest closing bid price and the lowest closing ask price of any of the market makers for such security as reported by OTC Markets Group Inc. If the VWAP cannot be calculated for such security on such date(s) on any of the foregoing bases, the VWAP of such security on such date(s) shall be the fair market value as determined reasonably and in good faith by a majority of the disinterested independent directors of the board of directors (or equivalent governing body) of the applicable issuer. All such determinations shall be appropriately adjusted for any stock dividend, stock split, stock combination, recapitalization or other similar transaction during such period.

“WARN Act” means the Worker Adjustment and Retraining Notification Act of 1988, as amended, or any similar federal, state, local or foreign Laws.

{REMAINDER OF PAGE INTENTIONALLY LEFT BLANK; SIGNATURE PAGE FOLLOWS}

Annex A-73

IN WITNESS WHEREOF, each Party hereto has caused this Amended and Restated Agreement and Plan of Merger to be signed and delivered as of the date first written above.

The Purchaser:
MICT, INC.
By:	/s/ Darren Mercer
Name:
Title:
The Purchaser Representative:
/s/ Darren Mercer
Darren Mercer, solely in the capacity as the Purchaser Representative hereunder
Merger Sub:
MICT MERGER SUB, INC.
By:	/s/ Darren Mercer
Name:
Title:
The Company:
TINGO, INC.
By:	/s/ Dozy Mmobuosi
Name:
Title:
The Seller Representative:
/s/ Dozy Mmobuosi
Dozy Mmobuosi, solely in the capacity as the Seller Representative hereunder

[Signature Page to Merger Agreement]

Annex A-74

Annex B

June 14, 2022

MICT, Inc.
28 West Grand Avenue Suite 3
Montvale, NJ 07645
Attn: Board of Directors

Dear Members of the Board of Directors:

We understand that MICT, Inc. (“Purchaser”) intends to enter into an Amended and Restated Agreement and Plan of Merger (the “Agreement”) among Purchaser, MICT Merger Sub, Inc., a wholly owned subsidiary of Purchaser (“Merger Sub”), Darren Mercer, as the representative for the stockholders of the Purchaser, Dozy Mmobuosi, as the representative for the stockholders of the Company, and Tingo, Inc. (the “Company”) pursuant to which, among other things, (i) Merger Sub will merge with the Company, (ii) the outstanding shares of Class A Common Stock, par value $0.001 per share (“Class A Common Stock”), of the Company and Class B Common Stock, par value $0.001 per share (“Class B Common Stock” and, together with the Class A Common Stock, the “Company Common Stock”), of the Company, including shares of Company Common Stock issued in the Company Preferred Stock Exchange (as defined below), will be converted into the right to receive, in the aggregate, a number of shares of common stock, par value $0.001 per share (the “Purchaser Common Stock”), of Purchaser equal to the product of (x) 3.44444 (the “Aggregate Ownership Ratio”) and (y) the number of shares of Purchaser Common Stock outstanding immediately prior to the Merger, treating all outstanding in-the-money options to purchase Purchaser Common Stock as fully vested and as if such options had been exercised, and (iii) the Company will survive the Merger as a wholly owned subsidiary of Purchaser. We also understand that prior to the Merger, holders of Preferred Stock, par value $0.001 per share (“Company Preferred Stock” and, together with the Company Common Stock, the “Company Stock”), of the Company, if any, will exchange all of their shares of Company Preferred Stock for, or convert all of their shares of Company Preferred Stock into, shares of Company Common Stock (the “Company Preferred Stock Exchange” and, together with the Merger, the “Transaction”).

The Board of Directors (the “Board”) of Purchaser has requested that Houlihan Lokey Capital, Inc. (“Houlihan Lokey”) provide an opinion (the “Opinion”) to the Board as to whether, as of the date hereof, the Aggregate Ownership Ratio provided for in the Merger pursuant to the Agreement is fair, from a financial point of view, to Purchaser.

In connection with this Opinion, we have made such reviews, analyses and inquiries as we have deemed necessary and appropriate under the circumstances. Among other things, we have:

1.reviewed a draft, dated June 14, 2022, of the Agreement;

2.reviewed certain publicly available business and financial information relating to Purchaser and the Company that we deemed to be relevant;

3.reviewed certain information relating to the historical, current and future operations, financial condition and prospects of Purchaser and the Company made available to us by Purchaser and the Company, including (a) financial projections prepared by the management of Purchaser relating to Purchaser (the “Purchaser Projections”), and (b) financial projections prepared by the management of the Company relating to the Company (the “Company Projections”);

4.spoken with certain members of the managements of Purchaser and the Company and certain of their respective representatives and advisors regarding the respective businesses, operations, financial condition and prospects of Purchaser and the Company, the Transaction and related matters;

5.compared the financial and operating performance of Purchaser and the Company with that of companies with publicly traded equity securities that we deemed to be relevant;

6.

Annex B-1

1.reviewed the current and historical market prices and trading volume for certain of Purchaser’s publicly traded equity securities, and the current and historical market prices and trading volume of the publicly traded equity securities of certain other companies that we deemed to be relevant; and

2.conducted such other financial studies, analyses and inquiries and considered such other information and factors as we deemed appropriate.

We have relied upon and assumed, without independent verification, the accuracy and completeness of all data, material and other information furnished, or otherwise made available, to us, discussed with or reviewed by us, or publicly available, and do not assume any responsibility with respect to such data, material and other information. In addition, management of Purchaser has advised us, and we have assumed, that the Purchaser Projections have been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of such management as to the future financial results and condition of Purchaser. In addition, at your direction, we have assumed that the Company Projections have been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of the management of the Company as to the future financial results and condition of the Company. At your direction, we have assumed that the Purchaser Projections and the Company Projections provide a reasonable basis on which to evaluate Purchaser, the Company and the Transaction and we have, at your direction, used and relied upon the Purchaser Projections and the Company Projections for purposes of our analyses and this Opinion. We express no view or opinion with respect to the Purchaser Projections, the Company Projections or the respective assumptions on which they are based. In reaching our conclusions hereunder, with your consent, we did not rely upon a review of the publicly available financial terms of other transactions, because we did not identify a sufficient number of relevant transactions in which we deemed the acquired companies to be sufficiently similar to Purchaser or the Company. We have relied upon and assumed, without independent verification, that there has been no change in the businesses, assets, liabilities, financial condition, results of operations, cash flows or prospects of Purchaser or the Company since the respective dates of the most recent financial statements and other information, financial or otherwise, provided to us that would be material to our analyses or this Opinion, and that there is no information or any facts that would make any of the information reviewed by us incomplete or misleading. We have also relied upon and assumed, without independent verification, the assessments of the managements of Purchaser and the Company as to Purchaser’s and the Company’ existing and future technology, products, product candidates, services and intellectual property and the validity of, and risks associated with, such technology, products, product candidates, services and intellectual property (including, without limitation, the timing and probability of successful testing, development and commercialization of such technology, products, product candidates and services, the approval thereof by appropriate governmental authorities, and the potential impact of competition), and we have assumed at your direction that there will be no developments with respect to any such matters that would affect our analyses or this Opinion. You have advised us that the Company has indicated it intends to restate its financial statements for the year ended December 31, 2021 and the three months ended March 31, 2022, relating to the method of accounting applied to its acquisition of Tingo Mobile, PLC (the “Acquisition”). At your direction, we have assumed that any restatement of the Company’s financial statements, whether related to the Acquisition or otherwise, would not be material to our analyses or this Opinion.

We have relied upon and assumed, without independent verification, that (a) the representations and warranties of all parties to the Agreement and all other related documents and instruments that are referred to therein are true and correct, (b) each party to the Agreement and such other related documents and instruments will fully and timely perform all of the covenants and agreements required to be performed by such party, (c) all conditions to the consummation of the Transaction will be satisfied without waiver thereof, and (d) the Transaction will be consummated in a timely manner in accordance with the terms described in the Agreement and such other related documents and instruments, without any amendments or modifications. We have also assumed that the Merger will qualify as a tax-free “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended. We have relied upon and assumed, without independent verification, that (i) the Transaction will be consummated in a manner that complies in all respects with all applicable foreign, federal, state and local statutes, rules and regulations, and (ii) all governmental, regulatory, and other consents and approvals necessary for the consummation of the Transaction will be obtained and that no delay, limitations, restrictions or conditions will be imposed or amendments, modifications or waivers made that would result in the disposition of any assets of Purchaser or the Company, or otherwise have an effect on the Transaction, Purchaser or the Company or any

Annex B-2

expected benefits of the Transaction that would be material to our analyses or this Opinion. In addition, we have relied upon and assumed, without independent verification, that the final form of the Agreement will not differ in any respect from the draft of the Agreement identified above.

Furthermore, in connection with this Opinion, we have not been requested to make, and have not made, any physical inspection or independent appraisal or evaluation of any of the assets, properties or liabilities (fixed, contingent, derivative, off-balance-sheet or otherwise) of Purchaser, the Company or any other party, nor were we provided with any such appraisal or evaluation. We did not estimate, and express no opinion regarding, the liquidation value of any entity or business. We have undertaken no independent analysis of any potential or actual litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which Purchaser or the Company is or may be a party or is or may be subject, or of any governmental investigation of any possible unasserted claims or other contingent liabilities to which Purchaser or the Company is or may be a party or is or may be subject.

We have not been requested to, and did not, (a) initiate or participate in any discussions or negotiations with, or solicit any indications of interest from, third parties with respect to the Transaction, the securities, assets, businesses or operations of Purchaser, the Company or any other party, or any alternatives to the Transaction, (b) negotiate the terms of the Transaction, (c) advise the Board, Purchaser or any other party with respect to alternatives to the Transaction, or (d) identify, introduce to the Board, Purchaser or any other party, or screen for creditworthiness, any prospective investors, lenders or other participants in the Transaction. This Opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. As you are aware, the credit, financial and stock markets have been experiencing unusual volatility and we express no opinion or view as to any potential effects of such volatility on the Transaction, and this Opinion does not purport to address potential developments in any such markets. We understand that historical financial statements and financial projections for the Company have been prepared by the management of the Company in naira. We have utilized certain publicly available naira to United States dollar exchange rates and we have assumed, with your consent, that such exchange rates are reasonable to utilize for purposes of our analyses and this Opinion. We express no view or opinion as to any currency or exchange rate fluctuations and have assumed, with your consent, that any such fluctuations will not in any respect be material to our analyses or this Opinion. In addition, we express no view as to, and this Opinion does not address, foreign currency exchange risks (if any) associated with the Transaction or otherwise. We have not undertaken, and are under no obligation, to update, revise, reaffirm or withdraw this Opinion, or otherwise comment on or consider events occurring or coming to our attention after the date hereof. We are not expressing any opinion as to what the value of the Purchaser Common Stock actually will be when issued in the Merger pursuant to the Agreement or the price or range of prices at which Purchaser Common Stock or Company Stock may be purchased or sold, or otherwise be transferable, at any time.

This Opinion is furnished for the use of the Board (in its capacity as such) in connection with its evaluation of the Transaction and may not be used for any other purpose without our prior written consent. This Opinion is not intended to be, and does not constitute, a recommendation to the Board, Purchaser, any security holder or any other party as to how to act or vote with respect to any matter relating to the Transaction or otherwise.

In the ordinary course of business, certain of our employees and affiliates, as well as investment funds in which they may have financial interests or with which they may co-invest, may acquire, hold or sell, long or short positions, or trade, in debt, equity, and other securities and financial instruments (including loans and other obligations) of, or investments in, Purchaser, the Company, or any other party that may be involved in the Transaction and their respective affiliates or security holders or any currency or commodity that may be involved in the Transaction.

Houlihan Lokey and certain of its affiliates may provide investment banking, financial advisory and/or other financial or consulting services to Purchaser, the Company, other participants in the Transaction or certain of their respective affiliates or security holders in the future, for which Houlihan Lokey and its affiliates may receive compensation. Furthermore, in connection with bankruptcies, restructurings, distressed situations and similar matters, Houlihan Lokey and certain of its affiliates may have in the past acted, may currently be acting and may in the future act as financial advisor to debtors, creditors, equity holders, trustees, agents and other interested parties (including, without limitation, formal and informal committees or groups of creditors) that may have included or

Annex B-3

represented and may include or represent, directly or indirectly, or may be or have been adverse to, Purchaser, the Company, other participants in the Transaction or certain of their respective affiliates or security holders, for which advice and services Houlihan Lokey and its affiliates have received and may receive compensation.

Houlihan Lokey will receive a fee for rendering this Opinion, a portion of which became payable to us upon Houlihan Lokey’s engagement by Purchaser, a portion of which became payable to us upon the rendering of this Opinion, and a portion of which is payable upon the earlier of the consummation of the Transaction and September 30, 2022. In addition, Purchaser has agreed to reimburse certain of our expenses and to indemnify us and certain related parties for certain potential liabilities arising out of our engagement.

We have not been requested to opine as to, and this Opinion does not express an opinion as to or otherwise address, among other things: (i) the underlying business decision of the Board, Purchaser, its security holders or any other party to proceed with or effect the Transaction, (ii) the terms of any arrangements, understandings, agreements or documents related to, or the form, structure or any other portion or aspect of, the Transaction or otherwise (other than the Aggregate Ownership Ratio to the extent expressly specified herein), including, without limitation, other than assuming the consummation thereof prior to the Merger, the Company Preferred Stock Exchange, (iii) the fairness of any portion or aspect of the Transaction to the holders of any class of securities, creditors or other constituencies of Purchaser or the Company, or to any other party (including, without limitation, the potential dilutive or other effects of the Transaction), (iv) the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available for Purchaser, the Company or any other party, (v) the fairness of any portion or aspect of the Transaction to any one class or group of Purchaser’s, the Company’ or any other party’s security holders or other constituents vis-à-vis any other class or group of Purchaser’s, the Company’ or such other party’s security holders or other constituents (including, without limitation, the allocation of any consideration amongst or within such classes or groups of security holders or other constituents), (vi) the appropriate capital structure of Purchaser, whether Purchaser should be issuing debt or equity securities or a combination of both in the Transaction, or the form, structure or any aspect or terms of any debt or equity financing for, or in connection with, the Transaction or the likelihood of obtaining such financing, (vii) the acquisition by any party or group of a controlling interest in Purchaser, (viii) whether or not Purchaser, the Company, their respective security holders or any other party is receiving or paying reasonably equivalent value in the Transaction, (ix) the solvency, creditworthiness or fair value of Purchaser, the Company or any other participant in the Transaction, or any of their respective assets, under any applicable laws relating to bankruptcy, insolvency, fraudulent conveyance or similar matters, or (x) the fairness, financial or otherwise, of the amount, nature or any other aspect of any compensation to or consideration payable to or received by any officers, directors or employees of any party to the Transaction, any class of such persons or any other party, relative to the Aggregate Ownership Ratio or otherwise. Furthermore, we are not expressing any opinion, counsel or interpretation regarding matters that require legal, regulatory, environmental, accounting, insurance, tax or other similar professional advice. It is assumed that such opinions, counsel or interpretations have been or will be obtained from the appropriate professional sources. Furthermore, we have relied, with the consent of the Board, on the assessments by the Board, Purchaser and their respective advisors, as to all legal, regulatory, environmental, accounting, insurance, tax and other similar matters with respect to Purchaser, the Company and the Transaction or otherwise. The issuance of this Opinion was approved by a committee authorized to approve opinions of this nature.

Based upon and subject to the foregoing, and in reliance thereon, it is our opinion that, as of the date hereof, the Aggregate Ownership Ratio provided for in the Merger pursuant to the Agreement is fair, from a financial point of view, to Purchaser.

Very truly yours,

/s/ Houlihan Lokey Capital, Inc.

HOULIHAN LOKEY CAPITAL, INC.

Annex B-4

Annex C

AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
MICT, INC.

Darren Mercer does hereby certify:

ONE: The original date of filing the Certificate of Incorporation of this corporation with the Secretary of State of the State of Delaware was January 1, 2002, under the name Enertec Electronics, Inc., as amended April 23, 2002, October 17, 2002, March 14, 2013, October 1, 2014, July 13, 2018 and May 10, 2022.

TWO: He is the duly elected and acting Chief Executive Officer of MICT, INC., a Delaware corporation.

THREE: The Certificate of Incorporation of this corporation (as heretofore amended) is hereby amended and restated in its entirety to read as follows:

ARTICLE I

NAME OF CORPORATION

The name of the corporation is Tingo Holdings, Inc. (the “Corporation”).

ARTICLE II

REGISTERED OFFICE

The address, including street, number, city, and county, of the registered office of the corporation in the State of Delaware is 1013 Centre Rd. Suite 403S Wilmington, DE 19805, County of New Castle; and the name of the registered agent of the corporation in the State of Delaware at such address is Registered Agents Legal Services, LLC.

ARTICLE III

PURPOSE

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (the “GCL”).

ARTICLE IV

AUTHORIZED STOCK

The total number of shares of all classes of capital stock which the Corporation shall have authority to issue is ____________ of which __________ shares shall be common stock, of the par value of $0.001 per share and ____________ shall be Preferred Stock of the par value of $0.001 per share.

The shares of Preferred Stock shall be undesignated Preferred Stock and may be issued from time to time in one or more series pursuant to a resolution or resolutions providing for such issuance and duly adopted by the Board of Directors of the Corporation, authority to do so being hereby expressly vested in the Corporation’s Board of Directors. The Board of Directors is further authorized to determine or alter the rights, preferences, privileges and restrictions granted to or imposed upon any wholly unissued series of Preferred Stock and to fix the number of shares of any series of Preferred Stock and the designation of any such series of Preferred Stock. The Board of Directors of the Corporation, within the limits and restrictions stated in any resolution or resolutions of the Board of Directors originally fixing the number of shares constituting any series, may increase or decrease (but not below the number of shares in any such series then outstanding) the number of shares of any series subsequent to the issuance of shares of that series.

Annex C-1

The authority of the Board of Directors of the Corporation with respect to each such class or series of Preferred Stock shall include, without limitation of the foregoing, the right to determine and fix:

•        the distinctive designation of such class or series and the number of shares to constitute such class or series;

•        the rate at which dividends on the shares of such class or series shall be declared and paid or set aside for payment, whether dividends at the rate so determined shall be cumulative or accruing, and whether the shares of such class or series shall be entitled to any participating or other dividends in addition to dividends at the rate so determined, and if so, on what terms;

•        the right or obligation, if any, of the Corporation to redeem shares of the particular class or series of Preferred Stock and, if redeemable, the price, terms and manner of such redemption;

•        the special and relative rights and preferences, if any, and the amount or amounts per share, which the shares of such class or series of Preferred Stock shall be entitled to receive upon any voluntary or involuntary liquidation, dissolution or winding up of the Corporation;

•        the terms and conditions, if any, upon which shares of such class or series shall be convertible into, or exchangeable for, shares of capital stock of any other class or series, including the price or prices or the rate or rates of conversion or exchange and the terms of adjustment, if any;

•        the obligation, if any, of the Corporation to retire, redeem or purchase shares of such class or series pursuant to a sinking fund or fund of a similar nature or otherwise, and the terms and conditions of such obligations;

•        voting rights, if any, on the issuance of additional shares of such class or series or any shares of any other class or series of Preferred Stock;

•        limitations, if any, on the issuance of additional shares of such class or series or any shares of any other class or series of Preferred Stock;

•        such other preferences, powers, qualifications, special or relative rights and privileges thereof as the Board of Directors of the Corporation, acting in accordance with this Certificate of Incorporation, may deem advisable and are not inconsistent with the law and the provisions of this Certificate of Incorporation.

ARTICLE V

INCORPORATOR

The incorporator of the Corporation is Kaplan Gottbetter & Levenson, LLP, having a mailing address of 630 Third Avenue, 5th Floor, New York, New York 10017.

ARTICLE VI

ELECTION OF DIRECTORS

The election of directors of the Corporation need not be by written ballot unless otherwise required by the by-laws of the Corporation.

ARTICLE VII

BY-LAWS

In furtherance and not in limitation of the powers conferred by the laws of the State of Delaware, the Board of Directors of the Corporation is expressly authorized to make, alter and repeal by-laws of the Corporation, subject to the power of the stockholders of the Corporation to alter or repeal any by-law, whether adopted by them or otherwise.

Annex C-2

ARTICLE VIII

NUMBER OF DIRECTORS

The number of directors that constitutes the entire Board of Directors of the Corporation shall be as specified in the by-laws of the Corporation.

ARTICLE IX

MEETINGS OF STOCKHOLDERS

Meetings of stockholders of the Corporation may be held within or without the State of Delaware, as the by-laws of the Corporation may provide. The books of the Corporation may be kept (subject to any provisions of applicable statutes) outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors of the Corporation.

ARTICLE X

LIMITATION ON LIABILITY OF DIRECTORS;

INDEMNIFICATION OF DIRECTORS AND OFFICERS;

PERSONAL LIABILITY OF DIRECTORS

The Corporation shall indemnify each of the Corporation’s directors and officers in each and every situation where, under Section 145 of the GCL, as amended from time to time (“Section 145”), the Corporation is permitted or empowered to make such indemnification. The Corporation may, in the sole discretion of the Board of Directors of the Corporation, indemnify any other person who may be indemnified pursuant to Section 145 to the extent that the Board of Directors deems advisable, as permitted by Section 145.

No director shall be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided, however, that the foregoing shall not eliminate or limit the liability of a director of the Corporation (i) for any breach of the director’s duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the GCL or (iv) for any transaction from which the director derived an improper personal benefit. If the GCL is subsequently amended to further eliminate or limit the liability of a director, then a director of the Corporation, in addition to the circumstances in which a director is not personally liable as set forth in the preceding sentence, shall not be liable to the fullest extent permitted by the amended GCL. For purposes of this Article X, “fiduciary duty as a director” shall include any fiduciary duty arising out of service at the Corporation’s request as a director of another corporation, partnership, joint venture or other enterprise, and “personal liability to the Corporation or its stockholders” shall include any liability to such other corporation, partnership, joint venture, trust or other enterprise and any liability to the Corporation in its capacity as a security holder, joint venturer, partner, beneficiary, creditor or investor of or in any such other corporation, partnership, joint venture, trust or other enterprise.

Neither any amendment nor repeal of this Article X nor the adoption of any provision of this Certificate of Incorporation inconsistent with this Article X shall eliminate or reduce the effect of this Article X in respect of any matter occurring, or any cause of action, suit or claim that, but for this Article X, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

ARTICLE XI

COMPROMISE OR ARRANGEMENT

Whenever a compromise or arrangement is proposed between this Corporation and its creditors or any class of them and/or between this Corporation and its stockholders or any class of them, any court of equitable jurisdiction within the State of Delaware may, on the application in a summary way of this Corporation or on the application of any receiver or receivers appointed for this Corporation under Section 291 of the GCL or on the application of trustees in dissolution or of any receiver or receivers appointed for this Corporation under Section 279 of the GCL, order a meeting of the creditors or class of creditors, and/or of the stockholders or class of stockholders of this Corporation, as the case may be, to be summoned in such manner as the said court directs. If a majority in number representing three-fourths in value of the creditors or class of creditors, and/or of the stockholders or class of stockholders of

Annex C-3

this Corporation, as the case may be, agree to any compromise or arrangement and to any reorganization of this Corporation as consequence of such compromise or arrangement, the said compromise or arrangement and the said reorganization shall, if sanctioned by the court to which the said application has been made, be binding on all the creditors or class of creditors, and/or on all the stockholders or class of stockholders of this Corporation as the case may be, and also on this Corporation.

ARTICLE XII

AMENDMENT OF PROVISIONS OF CERTIFICATE OF INCORPORATION

The Corporation reserves the right at any time, and from time to time, to amend, alter, change or repeal any provisions contained in this Certificate of Incorporation, and other provisions authorized by the State of Delaware at the time in force may be added or inserted, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.

This Amended and Restated Certificate of Incorporation has been duly authorized in accordance with Sections 228, 242 and 245 of the DGCL.

Tingo Holdings, Inc. has caused this Amended and Restated Certificate of Incorporation to be signed by a duly authorized officer on July 21, 2022.

TINGO HOLDINGS, INC.

By:	/s/ Darren Mercer
	Name:	Darren Mercer
	Title:	Chief Executive Officer

Annex C-4

Annex D

FORM OF COMPANY VOTING AND SUPPORT AGREEMENT

This Voting and Support Agreement (this “Agreement”) is made as of June [__], 2022, by and among (i) MICT, Inc., a Delaware corporation (together with its successors, the “Purchaser”), (ii) Tingo, Inc., a Nevada corporation (the “Company”), and (iii) the undersigned holder (“Holder”) of capital stock and/or securities convertible into capital stock of the Company. Any capitalized term used but not defined in this Agreement will have the meaning ascribed to such term in the Merger Agreement (as defined below).

WHEREAS, as of June 15, 2022, the Purchaser, the Company, MICT Merger Sub, Inc., a Nevada corporation and a wholly-owned subsidiary of the Purchaser (“Merger Sub”), and the other parties thereto entered into that certain Amended and Restated Agreement and Plan of Merger (as amended from time to time in accordance with the terms thereof, the “Merger Agreement”), pursuant to which, among other matters, upon the consummation of the transactions contemplated thereby (the ‘Closing”), Merger Sub will merge with and into the Company, with the Company continuing as the surviving entity and a wholly-owned subsidiary of the Purchaser (the “Merger”), and as a result of which, all of the issued and outstanding capital stock of the Company as of immediately prior to the Effective Time shall no longer be outstanding and shall automatically be canceled and shall cease to exist, in exchange for the right to receive the merger consideration as set forth in the Merger Agreement, all upon the terms and subject to the conditions set forth in the Merger Agreement and in accordance with the applicable provisions of the DGCL and NRS;

WHEREAS, it is a condition to the consummation of the Merger that, on or prior to the Closing Date, the holders of Company Preferred Stock shall either exchange or convert all of their issued and outstanding shares of Company Preferred Stock for shares of Company Common Stock at the applicable conversion ratio (including any accrued or declared but unpaid dividends) in accordance with the terms of the Merger Agreement (the “Company Preferred Stock Exchange”);

WHEREAS, the Board of Directors of the Company has (a) approved and declared advisable the Merger Agreement, the Ancillary Documents, the Merger and the other transactions contemplated by any such documents (collectively, the “Transactions”), (b) determined that the Transactions are fair to and in the best interests of the Company and its stockholders (the “Company Stockholders”) and (c) recommended the approval and the adoption by each of the Company Stockholders of the Merger Agreement, the Ancillary Documents, the Merger, the Company Preferred Stock Exchange and the other Transactions; and

WHEREAS, as a condition to the willingness of the Purchaser to enter into the Merger Agreement, and as an inducement and in consideration therefor, and in view of the valuable consideration to be received by Holder thereunder, and the expenses and efforts to be undertaken by the Purchaser and the Company to consummate the Transactions, the Purchaser, the Company and Holder desire to enter into this Agreement in order for Holder to provide certain assurances to the Purchaser regarding the manner in which Holder is bound hereunder to vote any shares of capital stock of the Company which Holder beneficially owns, acquires, holds or otherwise has voting power (the “Shares”) during the period from and including the date hereof through and including the date on which this Agreement is terminated in accordance with its terms (the “Voting Period”) with respect to the Merger Agreement, the Company Preferred Stock Exchange, the Merger, the Ancillary Documents and the Transactions.

NOW, THEREFORE, in consideration of the premises set forth above, which are incorporated in this Agreement as if fully set forth below, and intending to be legally bound hereby, the parties hereby agree as follows:

1.        Covenant to Vote in Favor of Transactions. Holder agrees, with respect to all of the Shares (and, in the case of Section 1(b) and Section 1(f), all of the Securities (as defined below)):

(a)           during the Voting Period, at each meeting of the Company Stockholders or any class or series thereof, and in each written consent or resolutions of any of the Company Stockholders in which Holder is entitled to vote or consent, Holder hereby unconditionally and irrevocably agrees to be present for such meeting and vote (in person or by proxy), or consent to any action by written consent or resolution with respect to, as applicable, the Shares (i) in favor of, and adopt, the Merger, the Company Preferred Stock Exchange, the Merger

Annex D-1

Agreement, the Ancillary Documents, any amendments to the Company’s Organizational Documents, and all of the other Transactions (and any actions required in furtherance thereof), (ii) in favor of the other matters set forth in the Merger Agreement, and (iii) to vote the Shares in opposition to: (A) any Acquisition Proposal and any and all other proposals (x) for the acquisition of the Company, (y) that could reasonably be expected to delay or impair the ability of the Company to consummate the Merger, the Company Preferred Stock Exchange, the Merger Agreement or any of the Transactions, or (z) which are in competition with or materially inconsistent with the Merger Agreement or the Ancillary Documents; (B) other than as contemplated by the Merger Agreement, any material change in (x) the present capitalization of the Company or any amendment of the Company’s Organizational Documents or (y) the Company’s corporate structure or business; or (C) any other action or proposal involving any Target Company that is intended, or would reasonably be expected, to prevent, impede, interfere with, delay, postpone or adversely affect in any material respect the Transactions or would reasonably be expected to result in any of the conditions to the Closing under the Merger Agreement not being fulfilled;

(b)           to execute and deliver all related documentation and take such other action in support of the Merger, the Company Preferred Stock Exchange, the Merger Agreement, any Ancillary Documents and any of the Transactions, as shall reasonably be requested by the Company or the Purchaser in order to carry out the terms and provision of this Section 1, including (i) execution and delivery to the Company of a Letter of Transmittal and the Transmittal Documents, (ii) if applicable, delivery of Holder’s Company stock certificates, duly endorsed for transfer, to the Company or the Exchange Agent, as applicable, and any similar or related documents and such other documents as may be reasonably requested by the Company, the Purchaser or the Exchange Agent, as applicable, (iii) if applicable, delivery of instrument(s) contemplating the conversion or exchange of any other Company Convertible Securities of Holder, as applicable, for shares of Company Common Stock (or other similar documentation reasonably requested by the Purchaser, the Company or the Exchange Agent), (iv) any actions by written consent of the Company Stockholders presented to Holder, and (v) any applicable Ancillary Documents (including, if applicable, a Company Lock-Up Agreement), customary instruments of conveyance and transfer, and any consent, waiver, governmental filing, and any similar or related documents;

(c)           except for transfers expressly permitted by, and effected in accordance with, Section 3(b), not to deposit, and to cause their Affiliates not to deposit, except as provided in this Agreement, any Shares owned by Holder or his/her/its Affiliates in a voting trust or subject any Shares to any arrangement or agreement with respect to the voting of such Shares, unless specifically requested to do so by the Company and the Purchaser in connection with the Merger Agreement, the Ancillary Documents and any of the Transactions;

(d)           except as contemplated by the Merger Agreement or the Ancillary Documents, make, or in any manner participate in, directly or indirectly, a “solicitation” of “proxies” or consents (as such terms are used in the rules of the SEC) or powers of attorney or similar rights to vote, or seek to advise or influence any Person with respect to the voting of, any shares of the Company capital stock in connection with any vote or other action with respect to the Transactions, other than to recommend that stockholders of the Company vote in favor of adoption of the Merger Agreement and the Transactions and any other proposal the approval of which is a condition to the obligations of the parties under the Merger Agreement (and any actions required in furtherance thereof and otherwise as expressly provided by Section 1 of this Agreement);

(e)           to refrain from exercising any dissenters’ rights or rights of appraisal under applicable Law at any time with respect to the Merger, the Merger Agreement, the Ancillary Documents and any of the Transactions, including pursuant to the NRS; and

(f)            without limiting Sections 1(a) and 1(b) above, to: (i) approve and consent to and with respect to any Company Preferred Stock held by Holder, participate in the Company Preferred Stock Exchange and convert all shares of Company Preferred Stock held by Holder for shares of Company Common Stock at the applicable conversion ratio (including any accrued or declared but unpaid dividends) as set forth in the Company Charter in accordance with the terms of the Merger Agreement.

2.        Grant of Proxy. During the Voting Period, Holder, with respect to all of the Shares, hereby irrevocably grants to, and appoints, the Purchaser and any designee of the Purchaser (determined in the Purchaser’s sole discretion) as Holder’s attorney-in-fact and proxy, with full power of substitution and resubstitution, for and in Holder’s name, to vote, or cause to be voted (including by proxy or written consent, if applicable) any Shares owned (whether beneficially or of record) by Holder, solely on the matters and in the manner specified in Section 1 above. The proxy granted by Holder pursuant to this Section 2 is irrevocable and is granted in consideration

Annex D-2

of the Purchaser entering into this Agreement and the Merger Agreement and incurring certain related fees and expenses. Holder hereby affirms that such irrevocable proxy is coupled with an interest by reason of the Merger Agreement and, except upon the termination of this Agreement in accordance with Section 5(a), is intended to be irrevocable. Holder agrees, until this Agreement is terminated in accordance with Section 5(a), to vote its Shares in accordance with Section 1 above.

3.        Other Covenants.

(a)         No Transfers. Holder agrees that during the Voting Period it shall not, and shall cause its Affiliates not to, without the Purchaser’s prior written consent, (A) offer for sale, sell (including short sales), transfer, tender, pledge, encumber, assign or otherwise dispose of (including by gift) (collectively, a “Transfer”), or enter into any contract, option, derivative, hedging or other agreement or arrangement or understanding (including any profit-sharing arrangement) with respect to, or consent to, a Transfer of, any or all of the Securities (as defined below); (B) grant any proxies or powers of attorney with respect to any or all of the Securities; (C) permit to exist any lien of any nature whatsoever (other than those imposed by this Agreement, applicable securities Laws or the Company’s Organizational Documents, as in effect on the date hereof) with respect to any or all of the Securities; or (D) take any action that would have the effect of preventing, impeding, interfering with or adversely affecting Holder’s ability to perform its obligations under this Agreement. The Company hereby agrees that it shall not permit any Transfer of the Securities in violation of this Agreement. Holder agrees with, and covenants to, the Purchaser that Holder shall not request that the Company register the Transfer (book-entry or otherwise) of any certificate or uncertificated interest representing any Security during the term of this Agreement without the prior written consent of the Purchaser, and the Company hereby agrees that it shall not effect any such Transfer.

(b)         Permitted Transfers. Section 3(a) shall not prohibit a Transfer of Shares by Holder (i) to any family member or trust for the benefit of any family member, (ii) to any stockholder, member or partner of Holder, if an entity, (iii) to any Affiliate of Holder, or (iv) to any person or entity if and to the extent required by any non-consensual Order, by divorce decree or by will, intestacy or other similar applicable Law, so long as, in the case of the foregoing clauses (i), (ii), (iii) and (iv), the assignee or transferee agrees to be bound by the terms of this Agreement and executes and delivers to the parties hereto a written consent and joinder memorializing such agreement. During the term of this Agreement, the Company will not register or otherwise recognize the transfer (book-entry or otherwise) of any Shares or any certificate or uncertificated interest representing any of Holder’s Shares, except as permitted by, and in accordance with, this Section 3(b).

(c)           Changes to Securities. In the event of a stock dividend or distribution, or any change in the shares of capital stock of the Company by reason of any stock dividend or distribution, stock split, recapitalization, combination, conversion, exchange of shares or the like, the term “Securities” shall be deemed to refer to and include the Securities as well as all such stock dividends and distributions and any securities into which or for which any or all of the Securities may be changed or exchanged or which are received in such transaction. Holder agrees during the Voting Period to notify the Purchaser and the Company promptly in writing of the number and type of any changes to Holder’s ownership of or voting control with respect to Securities, upon Holder’s acquisition or commitment to acquire any additional Securities or upon any other changes involving Holder relating to capital stock or securities convertible or exercisable for capital stock of the Company.

(d)           Compliance with Merger Agreement. Holder agrees to not during the Voting Period take or agree or commit to take any action that knowingly would make any representation and warranty of Holder contained in this Agreement inaccurate in any material respect. Holder further agrees that it shall use its commercially reasonable efforts to cooperate with the Purchaser to effect the Merger, the Company Preferred Stock Exchange, all other Transactions, the Merger Agreement, the Ancillary Documents and the provisions of this Agreement.

(e)           Registration Statement. During the Voting Period, Holder agrees to provide to the Purchaser, the Company and their respective Representatives any information regarding Holder or the Securities that is reasonably requested by the Purchaser, the Company or their respective Representatives for inclusion in the Registration Statement.

(f)     Publicity. Holder shall not issue any press release or otherwise make any public statements with respect to the Transactions or the transactions contemplated herein without the prior written approval of the Company and the Purchaser. Holder hereby authorizes the Company and the Purchaser to publish and disclose

Annex D-3

in any announcement or disclosure required by the SEC, Nasdaq or the Registration Statement (including all documents and schedules filed with the SEC in connection with the foregoing), Holder’s identity and ownership of the Securities and the nature of Holder’s commitments and agreements under this Agreement, the Merger Agreement and any other Ancillary Documents.

4.        Representations and Warranties of Holder. Holder hereby represents and warrants to the Purchaser and the Company as follows:

(a)           Binding Agreement. Holder (i) if a natural person, is of legal age to execute this Agreement and is legally competent to do so and (ii) if not a natural person, is (A) a corporation, limited liability company, company or partnership duly organized and validly existing under the laws of the jurisdiction of its organization and (B) has all necessary power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. If Holder is not a natural person, the execution and delivery of this Agreement, the performance of its obligations hereunder and the consummation of the transactions contemplated hereby by Holder has been duly authorized by all necessary corporate, limited liability or partnership action on the part of Holder, as applicable. This Agreement, assuming due authorization, execution and delivery hereof by the other parties hereto, constitutes a legal, valid and binding obligation of Holder, enforceable against Holder in accordance with its terms (except as such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar laws of general applicability relating to or affecting creditor’s rights, and to general equitable principles). Holder understands and acknowledges that the Purchaser is entering into the Merger Agreement in reliance upon the execution and delivery of this Agreement by Holder.

(b)           Ownership of Securities. As of the date hereof, Holder has beneficial ownership over the type and number of the Shares and, to the extent applicable, the other securities issued by the Company set forth under Holder’s name on the signature page hereto (collectively, the “Securities”), is the lawful owner of such Securities, has the sole power to vote or cause to be voted such Securities (to the extent such Securities have associated voting rights), and has good and valid title to such Securities, free and clear of any and all pledges, mortgages, encumbrances, charges, proxies, voting agreements, liens, adverse claims, options, security interests and demands of any nature or kind whatsoever, other than those imposed by this Agreement, applicable securities Laws or the Company’s Organizational Documents, as in effect on the date hereof. There are no claims for finder’s fees or brokerage commission or other like payments in connection with this Agreement or the transactions contemplated hereby payable by Holder pursuant to arrangements made by Holder. Except for the Shares and other securities of the Company set forth under Holder’s name on the signature page hereto, as of the date of this Agreement, Holder is not a beneficial owner or record holder of any: (i) equity securities of the Company, (ii) securities of the Company having the right to vote on any matters on which the holders of equity securities of the Company may vote or which are convertible into or exchangeable for, at any time, equity securities of the Company or (iii) options, warrants or other rights to acquire from the Company any equity securities or securities convertible into or exchangeable for equity securities of the Company.

(c)           No Conflicts. No filing with, or notification to, any Governmental Authority, and no consent, approval, authorization or permit of any other person is necessary for the execution of this Agreement by Holder, the performance of its obligations hereunder or the consummation by it of the transactions contemplated hereby. None of the execution and delivery of this Agreement by Holder, the performance of its obligations hereunder or the consummation by it of the transactions contemplated hereby shall (i) conflict with or result in any breach of the certificate of incorporation, bylaws or other comparable organizational documents of Holder, if applicable, (ii) result in, or give rise to, a violation or breach of or a default under any of the terms of any Contract or obligation to which Holder is a party or by which Holder or any of the Securities or its other assets may be bound, or (iii) violate any applicable Law or Order, except for any of the foregoing in clauses (i) through (iii) as would not reasonably be expected to impair Holder’s ability to perform its obligations under this Agreement in any material respect.

(d)           No Inconsistent Agreements. Holder hereby covenants and agrees that, except for this Agreement, Holder (i) has not entered into, nor will enter into at any time while this Agreement remains in effect, any voting agreement or voting trust with respect to the Securities inconsistent with Holder’s obligations pursuant to this Agreement, (ii) has not granted, nor will grant at any time while this Agreement remains in effect, a proxy, a consent or power of attorney with respect to the Securities and (iii) has not entered into any agreement or

Annex D-4

knowingly taken any action (nor will enter into any agreement or knowingly take any action) that would make any representation or warranty of Holder contained herein untrue or incorrect in any material respect or have the effect of preventing Holder from performing any of its material obligations under this Agreement.

5.        Miscellaneous.

(a)           Termination. Notwithstanding anything to the contrary contained herein, this Agreement shall automatically terminate, and none of the Purchaser, the Company or Holder shall have any rights or obligations hereunder, upon the earliest to occur of (i) the mutual written consent of the Purchaser, the Company and Holder, (ii) the Effective Time (following the performance of the obligations of the parties hereunder required to be performed at or prior to the Effective Time), and (iii) the date of termination of the Merger Agreement in accordance with its terms. The termination of this Agreement shall not prevent any party hereunder from seeking any remedies (at law or in equity) against another party hereto or relieve such party from liability for such party’s breach of any terms of this Agreement. Notwithstanding anything to the contrary herein, the provisions of this Section 5(a) shall survive the termination of this Agreement.

(b)           Binding Effect; Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective permitted successors and assigns. This Agreement and all obligations of Holder are personal to Holder and may not be assigned, transferred or delegated by Holder at any time without the prior written consent of the Purchaser and the Company, and any purported assignment, transfer or delegation without such consent shall be null and void ab initio. Each of the Company and the Purchaser may freely assign any or all of its rights under this Agreement, in whole or in part, to any successor entity (whether by merger, consolidation, equity sale, asset sale or otherwise) without obtaining the consent or approval of Holder.

(c)           Third Parties. Nothing contained in this Agreement or in any instrument or document executed by any party in connection with the transactions contemplated hereby shall create any rights in, or be deemed to have been executed for the benefit of, any person that is not a party hereto or thereto or a successor or permitted assign of such a party.

(d)         Arbitration. Any and all disputes, controversies and claims (other than applications for specific performance, a temporary restraining order, preliminary injunction, permanent injunction or other equitable relief or application for enforcement of a resolution under this Section 5(d)) arising out of, related to, or in connection with this Agreement or the transactions contemplated hereby (a “Dispute”) shall be governed by this Section 5(d). A party must, in the first instance, provide written notice of any Disputes to the other parties subject to such Dispute, which notice must provide a reasonably detailed description of the matters subject to the Dispute. The parties involved in such Dispute shall seek to resolve the Dispute on an amicable basis within ten (10) Business Days of the notice of such Dispute being received by such other parties subject to such Dispute (the “Resolution Period”); provided, that if any Dispute would reasonably be expected to have become moot or otherwise irrelevant if not decided within sixty (60) days after the occurrence of such Dispute, then there shall be no Resolution Period with respect to such Dispute. Any Dispute that is not resolved during the Resolution Period may immediately be referred to and finally resolved by arbitration pursuant to the then-existing Expedited Procedures (as defined in the AAA Procedures) of the Commercial Arbitration Rules (the “AAA Procedures”) of the AAA. Any party involved in such Dispute may submit the Dispute to the AAA to commence the proceedings after the Resolution Period. To the extent that the AAA Procedures and this Agreement are in conflict, the terms of this Agreement shall control. The arbitration shall be conducted by one arbitrator nominated by the AAA promptly (but in any event within five (5) Business Days) after the submission of the Dispute to the AAA and reasonably acceptable to each party subject to the Dispute, which arbitrator shall be a commercial lawyer with substantial experience arbitrating disputes under acquisition agreements. The arbitrator shall accept his or her appointment and begin the arbitration process promptly (but in any event within five (5) Business Days) after his or her nomination and acceptance by the parties subject to the Dispute. The proceedings shall be streamlined and efficient. The arbitrator shall decide the Dispute in accordance with the substantive law of the state of New York. Time is of the essence. Each party subject to the Dispute shall submit a proposal for resolution of the Dispute to the arbitrator within twenty (20) days after confirmation of the appointment of the arbitrator. The arbitrator shall have the power to order any party to do, or to refrain from doing, anything consistent with this Agreement, the Ancillary Documents and applicable Law, including to perform its contractual obligation(s); provided, that the arbitrator shall be limited to ordering pursuant to the foregoing power (and, for the avoidance of doubt, shall order) the relevant party (or parties, as applicable) to

Annex D-5

comply (i) with respect to monetary relief, within the parameters established by the two proposals with respect to monetary damages (the parties expressly understand and agree that the arbitrator’s power shall be constrained with respect to monetary relief such that he or she may not grant greater monetary relief than sought by a party) and (ii) with respect to non-monetary relief, with only one or the other of the proposals (the parties expressly understand and agree that the arbitrator’s power shall be constrained with respect to non-monetary relief such that he or she may not award non-monetary relief, including declaratory or injunctive relief, which has not explicitly been sought by one of the parties in their respective resolution proposals). The arbitrator’s award shall be in writing and shall include a reasonable explanation of the arbitrator’s reason(s) for selecting one or the other proposal. The seat of arbitration shall be in New York, New York. The language of the arbitration shall be English.

(e)           Governing Law; Jurisdiction. This Agreement and any dispute or controversy arising out of or relating to this Agreement shall be governed by and construed in accordance with the laws of the State of New York, without regard to the conflict of law principles thereof. Subject to Section 5(d), all Actions arising out of or relating to this Agreement shall be heard and determined exclusively in any state or federal court located in New York, New York (or in any appellate courts thereof) (the “Specified Courts”). Each party hereto hereby (i) submits to the exclusive jurisdiction of any Specified Court for the purpose of any Action arising out of or relating to this Agreement brought by any party hereto and (ii) irrevocably waives, and agrees not to assert by way of motion, defense or otherwise, in any such Action, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the Action is brought in an inconvenient forum, that the venue of the Action is improper, or that this Agreement or the transactions contemplated hereby may not be enforced in or by any Specified Court. Each party agrees that a final judgment in any Action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each party irrevocably consents to the service of the summons and complaint and any other process in any other action or proceeding relating to the transactions contemplated by this Agreement, on behalf of itself, or its property, by personal delivery of copies of such process to such party at the applicable address set forth or referred to in Section 5(h). Nothing in this Section 5(e) shall affect the right of any party to serve legal process in any other manner permitted by applicable law.

(f)            WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY HERETO (i) CERTIFIES THAT NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SEEK TO ENFORCE THAT FOREGOING WAIVER AND (ii) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 5(H).

(g)           Interpretation. The titles and subtitles used in this Agreement are for convenience only and are not to be considered in construing or interpreting this Agreement. In this Agreement, unless the context otherwise requires: (i) any pronoun used shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns, pronouns and verbs shall include the plural and vice versa; (ii) the term “including” (and with correlative meaning “include”) means including without limiting the generality of any description preceding or succeeding such term and shall be deemed in each case to be followed by the words “without limitation”; (iii) the words “herein,” “hereto,” and “hereby” and other words of similar import shall be deemed in each case to refer to this Agreement as a whole and not to any particular section or other subdivision of this Agreement; and (iv) the term “or” means “and/or”. The parties have participated jointly in the negotiation and drafting of this Agreement. Consequently, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

(h)           Notices. All notices, consents, waivers and other communications hereunder shall be in writing and shall be deemed to have been duly given when delivered (i) in person, (ii) by facsimile or other electronic means (including email), with affirmative confirmation of receipt, (iii) one Business Day after being sent, if sent by reputable, nationally recognized overnight courier service or (iv) three (3) Business Days after being

Annex D-6

mailed, if sent by registered or certified mail, pre-paid and return receipt requested, in each case to the applicable party at the following addresses (or at such other address for a party as shall be specified by like notice):

If to the Purchaser, to: MICT, Inc. 28 West Grand Avenue, Suite 3 Montvale, NJ 07645 Attn: Darren Mercer Email: darren@mict-inc.com with a copy (which will not constitute notice) to:

Ellenoff Grossman & Schole LLP
1345 Avenue of the Americas, 11th Floor
New York, New York 10105
Attn:      Richard Anslow, Esq.
              Jonathan Deblinger, Esq.
Facsimile No.: (212) 370-7889
Telephone No.: (212) 370-1300
Email:   ranslow@egsllp.com
               jdeblinger@egsllp.com

If to the Company, to: Tingo, Inc. 43 West 23rd Street, 2nd Floor New York, NY 10010 Attn: Dozy Mmobuosi Email: dozy.mmobuosi@tingoinc.com	with a copy (which will not constitute notice) to: Kenneth Denos EVP and General Counsel, Tingo, Inc. 11650 South State Street Suite 240 Draper, Utah 84020 Email: kdenos@denoslaw.com

If to Holder, to: the address set forth under Holder’s name on the signature page hereto, with a copy (which will not constitute notice) to, if not the party sending the notice, each of the Company and the Purchaser (and each of their copies for notices hereunder).

(i)            Amendments and Waivers. Any term of this Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance, and either retroactively or prospectively) only with the written consent of the Purchaser, the Company and the Holder. No failure or delay by a party in exercising any right hereunder shall operate as a waiver thereof. No waivers of or exceptions to any term, condition, or provision of this Agreement, in any one or more instances, shall be deemed to be or construed as a further or continuing waiver of any such term, condition, or provision.

(j)            Severability. In case any provision in this Agreement shall be held invalid, illegal or unenforceable in a jurisdiction, such provision shall be modified or deleted, as to the jurisdiction involved, only to the extent necessary to render the same valid, legal and enforceable, and the validity, legality and enforceability of the remaining provisions hereof shall not in any way be affected or impaired thereby nor shall the validity, legality or enforceability of such provision be affected thereby in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties will substitute for any invalid, illegal or unenforceable provision a suitable and equitable provision that carries out, so far as may be valid, legal and enforceable, the intent and purpose of such invalid, illegal or unenforceable provision.

(k)           Specific Performance. Holder acknowledges that its obligations under this Agreement are unique, recognizes and affirms that in the event of a breach of this Agreement by Holder, money damages will be inadequate and the Company and the Purchaser will not have adequate remedy at law, and agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed by Holder in accordance with their specific terms or were otherwise breached. Accordingly, the Company and the Purchaser shall be entitled to an injunction or restraining order to prevent breaches of this Agreement by Holder and to enforce specifically the terms and provisions hereof, without the requirement to post any bond or other security or to prove that money damages would be inadequate, this being in addition to any other right or remedy to which such party may be entitled under this Agreement, at law or in equity.

(l)          Expenses. Each party shall be responsible for its own fees and expenses (including the fees and expenses of investment bankers, accountants and counsel) in connection with the entering into of this Agreement, the performance of its obligations hereunder and the consummation of the transactions contemplated hereby; provided, that in the event of any Action arising out of or relating to this Agreement, the non-prevailing

Annex D-7

party in any such Action will pay its own expenses and the reasonable documented out-of-pocket expenses, including reasonable attorneys’ fees and costs, reasonably incurred by the prevailing party.

(m)        No Partnership, Agency or Joint Venture. This Agreement is intended to create a contractual relationship among Holder, the Company and the Purchaser, and is not intended to create, and does not create, any agency, partnership, joint venture or any like relationship among the parties hereto or among any other Company shareholders entering into voting agreements with the Company or the Purchaser. Holder is not affiliated with any other holder of securities of the Company entering into a voting agreement with the Company or the Purchaser in connection with the Merger Agreement and has acted independently regarding its decision to enter into this Agreement. Nothing contained in this Agreement shall be deemed to vest in the Company or the Purchaser any direct or indirect ownership or incidence of ownership of or with respect to any Securities.

(n)           Further Assurances. From time to time, at another party’s request and without further consideration, each party shall execute and deliver such additional documents and take all such further action as may be reasonably necessary or desirable to consummate the transactions contemplated by this Agreement.

(o)           Entire Agreement. This Agreement (together with the Merger Agreement to the extent referred to herein) constitutes the full and entire understanding and agreement among the parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the parties is expressly canceled; provided, that, for the avoidance of doubt, the foregoing shall not affect the rights and obligations of the parties under the Merger Agreement or any Ancillary Document. Notwithstanding the foregoing, nothing in this Agreement shall limit any of the rights or remedies of the Purchaser or any of the obligations of Holder under any other agreement between Holder and the Purchaser or any certificate or instrument executed by Holder in favor of the Purchaser, and nothing in any other agreement, certificate or instrument shall limit any of the rights or remedies of the Purchaser or any of the obligations of Holder under this Agreement.

(p)           Counterparts. This Agreement may be executed and delivered (including by facsimile, pdf or other electronic transmission) in one or more counterparts, and by the different Parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

[Remainder of Page Intentionally Left Blank; Signature Page Follows]

Annex D-8

IN WITNESS WHEREOF, the parties have executed this Voting and Support Agreement as of the date first written above.

The Purchaser:
MICT, Inc.
By:
Name:
Title:
The Company:
Tingo, Inc.
By:
Name:
Title:

{Signature Page to Voting and Support Agreement}

Annex D-9

IN WITNESS WHEREOF, the parties have executed this Voting and Support Agreement as of the date first written above.

Holder:
[___________________]
By:
Name:
Title:

Number and Type of Securities:

Company Stock

__________ shares of Company Class A Common Stock

__________ shares of Company Class B Common Stock

__________ shares of Company Preferred Stock

Other Company Securities

_______________________________________ number/amount and shares (including the specific type) into which securities are convertible or exercisable, as applicable.

Address for Notice:

Address:

Facsimile No.:
Telephone No.:
Email:                          :

{Signature Page to Voting and Support Agreement}

Annex D-10

Annex E

VOTING AND SUPPORT AGREEMENT

This Voting and Support Agreement (this “Agreement”) is made as of June 24, 2022, by and among (i) MICT, Inc., a Delaware corporation (together with its successors, the “Purchaser”), (ii) Tingo, Inc., a Nevada corporation (the “Company”), and (iii) the undersigned holder (“Holder”) of capital stock and/or securities convertible into capital stock of the Purchaser. Any capitalized term used but not defined in this Agreement will have the meaning ascribed to such term in the Merger Agreement (as defined below).

WHEREAS, as of June 15, 2022, the Purchaser, the Company, MICT Merger Sub, Inc., a Nevada corporation and a wholly-owned subsidiary of the Purchaser (“Merger Sub”), and the other parties thereto entered into that certain Amended and Restated Agreement and Plan of Merger (as amended from time to time in accordance with the terms thereof, the “Merger Agreement”), pursuant to which, among other matters, upon the consummation of the transactions contemplated thereby (the ‘Closing”), Merger Sub will merge with and into the Company, with the Company continuing as the surviving entity and a wholly-owned subsidiary of the Purchaser (the “Merger”), and as a result of which, all of the issued and outstanding capital stock of the Company as of immediately prior to the Effective Time shall no longer be outstanding and shall automatically be canceled and shall cease to exist, in exchange for the right to receive the merger consideration as set forth in the Merger Agreement, all upon the terms and subject to the conditions set forth in the Merger Agreement and in accordance with the applicable provisions of the DGCL and NRS;

WHEREAS, the Board of Directors of the Purchaser has (a) approved and declared advisable the Merger Agreement, the Ancillary Documents, the Merger and the other transactions contemplated by any such documents (collectively, the “Transactions”), (b) determined that the Transactions are fair to and in the best interests of the Purchaser and its stockholders (the “Purchaser Stockholders”) and (c) recommended the approval and the adoption by each of the Purchaser Stockholders of the Merger Agreement, the Ancillary Documents, the Merger and the other Transactions; and

WHEREAS, as a condition to the willingness of the Company to enter into the Merger Agreement, and as an inducement and in consideration therefor, and the expenses and efforts to be undertaken by the Purchaser and the Company to consummate the Transactions, the Purchaser, the Company and Holder desire to enter into this Agreement in order for Holder to provide certain assurances to the Company regarding the manner in which Holder is bound hereunder to vote any shares of capital stock of the Purchaser which Holder beneficially owns, acquires, holds or otherwise has voting power (the “Shares”) during the period from and including the date hereof through and including the date on which this Agreement is terminated in accordance with its terms (the “Voting Period”) with respect to the Merger Agreement, the Merger, the Ancillary Documents and the Transactions.

NOW, THEREFORE, in consideration of the premises set forth above, which are incorporated in this Agreement as if fully set forth below, and intending to be legally bound hereby, the parties hereby agree as follows:

1.        Covenant to Vote in Favor of Transactions. Holder agrees, with respect to all of the Shares:

(a)           during the Voting Period, at each meeting of the Purchaser Stockholders or any class or series thereof, and in each written consent or resolutions of any of the Purchaser Stockholders in which Holder is entitled to vote or consent, Holder hereby unconditionally and irrevocably agrees to be present for such meeting and vote (in person or by proxy), or consent to any action by written consent or resolution with respect to, as applicable, the Shares (i) in favor of, and adopt, the Merger, the Merger Agreement, the Ancillary Documents, any amendments to the Purchaser’s Organizational Documents, and all of the other Transactions (and any actions required in furtherance thereof), (ii) in favor of the other matters set forth in the Merger Agreement, and (iii) to vote the Shares in opposition to: (A) any Acquisition Proposal and (B) any other action or proposal involving the Purchaser that is intended, or would reasonably be expected, to prevent, impede, interfere with, delay, postpone or adversely affect in any material respect the Transactions or would reasonably be expected to result in any of the conditions to the Closing under the Merger Agreement not being fulfilled;

(b)           to execute and deliver all related documentation and take such other action in support of the Merger, the Merger Agreement, any Ancillary Documents and any of the Transactions, as shall reasonably be requested by the Company or the Purchaser in order to carry out the terms and provision of this Section 1, including,

Annex E-1

without limitation, (i) any actions by written consent of the Purchaser Stockholders presented to Holder with respect to the matters in Section 1(a), and (ii) any applicable Ancillary Documents, and any consent, waiver, governmental filing, and any similar or related documents;

(c)           not to deposit, and to cause their Affiliates not to deposit, except as provided in this Agreement, any Shares owned by Holder or his/her/its Affiliates in a voting trust or subject any Shares to any arrangement or agreement with respect to the voting of such Shares, unless specifically requested to do so by the Company and the Purchaser in connection with the Merger Agreement, the Ancillary Documents and any of the Transactions; and

(d)           except as contemplated by the Merger Agreement or the Ancillary Documents, make, or in any manner participate in, directly or indirectly, a “solicitation” of “proxies” or consents (as such terms are used in the rules of the SEC) or powers of attorney or similar rights to vote, or seek to advise or influence any Person with respect to the voting of, any shares of the Purchaser capital stock in connection with any vote or other action with respect to the Transactions, other than to recommend that stockholders of the Purchaser vote in favor of adoption of the Merger Agreement and the Transactions and any other proposal the approval of which is a condition to the obligations of the parties under the Merger Agreement (and any actions required in furtherance thereof and otherwise as expressly provided by Section 1 of this Agreement);

2.         Grant of Proxy. During the Voting Period, Holder, with respect to all of the Shares, hereby irrevocably grants to, and appoints, the Company and any designee of the Purchaser (determined in the Company’s sole discretion) as Holder’s attorney-in-fact and proxy, with full power of substitution and resubstitution, for and in Holder’s name, to vote, or cause to be voted (including by proxy or written consent, if applicable) any Shares owned (whether beneficially or of record) by Holder, solely on the matters and in the manner specified in Section 1 above. The proxy granted by Holder pursuant to this Section 2 is irrevocable and is granted in consideration of the Company entering into this Agreement and the Merger Agreement and incurring certain related fees and expenses. Holder hereby affirms that such irrevocable proxy is coupled with an interest by reason of the Merger Agreement and, except upon the termination of this Agreement in accordance with Section 5(a), is intended to be irrevocable. Holder agrees, until this Agreement is terminated in accordance with Section 5(a), to vote its Shares in accordance with Section 1 above.

3.        Other Covenants.

(a)         No Transfers. Holder agrees that during the Voting Period it shall not, and shall cause its Affiliates not to, without the Company’s prior written consent, (A) offer for sale, sell (including short sales), transfer, tender, pledge, encumber, assign or otherwise dispose of (including by gift) (collectively, a “Transfer”), or enter into any contract, option, derivative, hedging or other agreement or arrangement or understanding (including any profit-sharing arrangement) with respect to, or consent to, a Transfer of, any or all of the Securities (as defined below); (B) grant any proxies or powers of attorney with respect to any or all of the Securities; (C) permit to exist any lien of any nature whatsoever (other than those imposed by this Agreement, applicable securities Laws or the Purchaser’s Organizational Documents, as in effect on the date hereof) with respect to any or all of the Securities; or (D) take any action that would have the effect of preventing, impeding, interfering with or adversely affecting Holder’s ability to perform its obligations under this Agreement. The Purchaser hereby agrees that it shall not permit any Transfer of the Securities in violation of this Agreement. Holder agrees with, and covenants to, the Company that Holder shall not request that the Purchaser register the Transfer (book-entry or otherwise) of any certificate or uncertificated interest representing any Security during the term of this Agreement without the prior written consent of the Company, and the Purchaser hereby agrees that it shall not effect any such Transfer.

(b)         Permitted Transfers. Section 3(a) shall not prohibit a Transfer of Shares by Holder (i) to any family member or trust for the benefit of any family member, (ii) to any stockholder, member or partner of Holder, if an entity, (iii) to any Affiliate of Holder, or (iv) to any person or entity if and to the extent required by any non-consensual Order, by divorce decree or by will, intestacy or other similar applicable Law, so long as, in the case of the foregoing clauses (i), (ii), (iii) and (iv), the assignee or transferee agrees to be bound by the terms of this Agreement and executes and delivers to the parties hereto a written consent and joinder memorializing such agreement. During the term of this Agreement, the Company will not register or otherwise recognize the transfer (book-entry or otherwise) of any Shares or any certificate or uncertificated interest representing any of Holder’s Shares, except as permitted by, and in accordance with, this Section 3(b).

Annex E-2

(c)           Changes to Securities. In the event of a stock dividend or distribution, or any change in the shares of capital stock of the Purchaser by reason of any stock dividend or distribution, stock split, recapitalization, combination, conversion, exchange of shares or the like, the term “Securities” shall be deemed to refer to and include the Securities as well as all such stock dividends and distributions and any securities into which or for which any or all of the Securities may be changed or exchanged or which are received in such transaction. Holder agrees during the Voting Period to notify the Purchaser and the Company promptly in writing of the number and type of any changes to Holder’s ownership of or voting control with respect to Securities, upon Holder’s acquisition or commitment to acquire any additional Securities or upon any other changes involving Holder relating to capital stock or securities convertible or exercisable for capital stock of the Purchaser.

(d)           Compliance with Merger Agreement. Holder agrees to not during the Voting Period take or agree or commit to take any action that knowingly would make any representation and warranty of Holder contained in this Agreement inaccurate in any material respect. Holder further agrees that it shall use its commercially reasonable efforts to cooperate with the Purchaser to effect the Merger, all other Transactions, the Merger Agreement, the Ancillary Documents and the provisions of this Agreement.

(e)           Registration Statement. During the Voting Period, Holder agrees to provide to the Purchaser, the Company and their respective Representatives any information regarding Holder or the Securities that is reasonably requested by the Purchaser, the Company or their respective Representatives for inclusion in the Registration Statement.

(f)            Publicity. Holder shall not issue any press release or otherwise make any public statements with respect to the Transactions or the transactions contemplated herein without the prior written approval of the Company and the Purchaser. Holder hereby authorizes the Company and the Purchaser to publish and disclose in any announcement or disclosure required by the SEC, Nasdaq or the Registration Statement (including all documents and schedules filed with the SEC in connection with the foregoing), Holder’s identity and ownership of the Securities and the nature of Holder’s commitments and agreements under this Agreement, the Merger Agreement and any other Ancillary Documents.

4.        Representations and Warranties of Holder. Holder hereby represents and warrants to the Purchaser and the Company as follows:

(a)           Binding Agreement. Holder (i) if a natural person, is of legal age to execute this Agreement and is legally competent to do so and (ii) if not a natural person, is (A) a corporation, limited liability company, company or partnership duly organized and validly existing under the laws of the jurisdiction of its organization and (B) has all necessary power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. If Holder is not a natural person, the execution and delivery of this Agreement, the performance of its obligations hereunder and the consummation of the transactions contemplated hereby by Holder has been duly authorized by all necessary corporate, limited liability or partnership action on the part of Holder, as applicable. This Agreement, assuming due authorization, execution and delivery hereof by the other parties hereto, constitutes a legal, valid and binding obligation of Holder, enforceable against Holder in accordance with its terms (except as such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar laws of general applicability relating to or affecting creditor’s rights, and to general equitable principles). Holder understands and acknowledges that the Company is entering into the Merger Agreement in reliance upon the execution and delivery of this Agreement by Holder.

(b)           Ownership of Securities. As of the date hereof, Holder has beneficial ownership over the type and number of the Shares and, to the extent applicable, the other securities issued by the Purchaser set forth under Holder’s name on the signature page hereto (collectively, the “Securities”), is the lawful owner of such Securities, has the sole power to vote or cause to be voted such Securities (to the extent such Securities have associated voting rights), and has good and valid title to such Securities, free and clear of any and all pledges, mortgages, encumbrances, charges, proxies, voting agreements, liens, adverse claims, options, security interests and demands of any nature or kind whatsoever, other than those imposed by this Agreement, applicable securities Laws or the Purchaser’s Organizational Documents, as in effect on the date hereof. There are no claims for finder’s fees or brokerage commission or other like payments in connection with this Agreement or the transactions contemplated hereby payable by Holder pursuant to arrangements made by Holder. Except for the Shares and other securities of the Purchaser set forth under Holder’s name on the signature page hereto, as of the date of this Agreement, Holder is

Annex E-3

not a beneficial owner or record holder of any: (i) equity securities of the Company, (ii) securities of the Purchaser having the right to vote on any matters on which the holders of equity securities of the Company may vote or which are convertible into or exchangeable for, at any time, equity securities of the Company or (iii) options, warrants or other rights to acquire from the Company any equity securities or securities convertible into or exchangeable for equity securities of the Company.

(c)           No Conflicts. No filing with, or notification to, any Governmental Authority, and no consent, approval, authorization or permit of any other person is necessary for the execution of this Agreement by Holder, the performance of its obligations hereunder or the consummation by it of the transactions contemplated hereby. None of the execution and delivery of this Agreement by Holder, the performance of its obligations hereunder or the consummation by it of the transactions contemplated hereby shall (i) conflict with or result in any breach of the certificate of incorporation, bylaws or other comparable organizational documents of Holder, if applicable, (ii) result in, or give rise to, a violation or breach of or a default under any of the terms of any Contract or obligation to which Holder is a party or by which Holder or any of the Securities or its other assets may be bound, or (iii) violate any applicable Law or Order, except for any of the foregoing in clauses (i) through (iii) as would not reasonably be expected to impair Holder’s ability to perform its obligations under this Agreement in any material respect.

(d)           No Inconsistent Agreements. Holder hereby covenants and agrees that, except for this Agreement, Holder (i) has not entered into, nor will enter into at any time while this Agreement remains in effect, any voting agreement or voting trust with respect to the Securities inconsistent with Holder’s obligations pursuant to this Agreement, (ii) has not granted, nor will grant at any time while this Agreement remains in effect, a proxy, a consent or power of attorney with respect to the Securities and (iii) has not entered into any agreement or knowingly taken any action (nor will enter into any agreement or knowingly take any action) that would make any representation or warranty of Holder contained herein untrue or incorrect in any material respect or have the effect of preventing Holder from performing any of its material obligations under this Agreement.

5.        Miscellaneous.

(a)           Termination. Notwithstanding anything to the contrary contained herein, this Agreement shall automatically terminate, and none of the Purchaser, the Company or Holder shall have any rights or obligations hereunder, upon the earliest to occur of (i) the mutual written consent of the Purchaser, the Company and Holder, (ii) the Effective Time (following the performance of the obligations of the parties hereunder required to be performed at or prior to the Effective Time), and (iii) the date of termination of the Merger Agreement in accordance with its terms. The termination of this Agreement shall not prevent any party hereunder from seeking any remedies (at law or in equity) against another party hereto or relieve such party from liability for such party’s breach of any terms of this Agreement. Notwithstanding anything to the contrary herein, the provisions of this Section 5(a) shall survive the termination of this Agreement.

(b)           Binding Effect; Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective permitted successors and assigns. This Agreement and all obligations of Holder are personal to Holder and may not be assigned, transferred or delegated by Holder at any time without the prior written consent of the Purchaser and the Company, and any purported assignment, transfer or delegation without such consent shall be null and void ab initio. Each of the Company and the Purchaser may freely assign any or all of its rights under this Agreement, in whole or in part, to any successor entity (whether by merger, consolidation, equity sale, asset sale or otherwise) without obtaining the consent or approval of Holder.

(c)           Third Parties. Nothing contained in this Agreement or in any instrument or document executed by any party in connection with the transactions contemplated hereby shall create any rights in, or be deemed to have been executed for the benefit of, any person that is not a party hereto or thereto or a successor or permitted assign of such a party.

(d)           Arbitration. Any and all disputes, controversies and claims (other than applications for specific performance, a temporary restraining order, preliminary injunction, permanent injunction or other equitable relief or application for enforcement of a resolution under this Section 5(d)) arising out of, related to, or in connection with this Agreement or the transactions contemplated hereby (a “Dispute”) shall be governed by this Section 5(d). A party must, in the first instance, provide written notice of any Disputes to the other parties subject

Annex E-4

to such Dispute, which notice must provide a reasonably detailed description of the matters subject to the Dispute. The parties involved in such Dispute shall seek to resolve the Dispute on an amicable basis within ten (10) Business Days of the notice of such Dispute being received by such other parties subject to such Dispute (the “Resolution Period”); provided, that if any Dispute would reasonably be expected to have become moot or otherwise irrelevant if not decided within sixty (60) days after the occurrence of such Dispute, then there shall be no Resolution Period with respect to such Dispute. Any Dispute that is not resolved during the Resolution Period may immediately be referred to and finally resolved by arbitration pursuant to the then-existing Expedited Procedures (as defined in the AAA Procedures) of the Commercial Arbitration Rules (the “AAA Procedures”) of the AAA. Any party involved in such Dispute may submit the Dispute to the AAA to commence the proceedings after the Resolution Period. To the extent that the AAA Procedures and this Agreement are in conflict, the terms of this Agreement shall control. The arbitration shall be conducted by one arbitrator nominated by the AAA promptly (but in any event within five (5) Business Days) after the submission of the Dispute to the AAA and reasonably acceptable to each party subject to the Dispute, which arbitrator shall be a commercial lawyer with substantial experience arbitrating disputes under acquisition agreements. The arbitrator shall accept his or her appointment and begin the arbitration process promptly (but in any event within five (5) Business Days) after his or her nomination and acceptance by the parties subject to the Dispute. The proceedings shall be streamlined and efficient. The arbitrator shall decide the Dispute in accordance with the substantive law of the state of New York. Time is of the essence. Each party subject to the Dispute shall submit a proposal for resolution of the Dispute to the arbitrator within twenty (20) days after confirmation of the appointment of the arbitrator. The arbitrator shall have the power to order any party to do, or to refrain from doing, anything consistent with this Agreement, the Ancillary Documents and applicable Law, including to perform its contractual obligation(s); provided, that the arbitrator shall be limited to ordering pursuant to the foregoing power (and, for the avoidance of doubt, shall order) the relevant party (or parties, as applicable) to comply (i) with respect to monetary relief, within the parameters established by the two proposals with respect to monetary damages (the parties expressly understand and agree that the arbitrator’s power shall be constrained with respect to monetary relief such that he or she may not grant greater monetary relief than sought by a party) and (ii) with respect to non-monetary relief, with only one or the other of the proposals (the parties expressly understand and agree that the arbitrator’s power shall be constrained with respect to non-monetary relief such that he or she may not award non-monetary relief, including declaratory or injunctive relief, which has not explicitly been sought by one of the parties in their respective resolution proposals). The arbitrator’s award shall be in writing and shall include a reasonable explanation of the arbitrator’s reason(s) for selecting one or the other proposal. The seat of arbitration shall be in New York, New York. The language of the arbitration shall be English.

(e)           Governing Law; Jurisdiction. This Agreement and any dispute or controversy arising out of or relating to this Agreement shall be governed by and construed in accordance with the laws of the State of New York, without regard to the conflict of law principles thereof. Subject to Section 5(d), all Actions arising out of or relating to this Agreement shall be heard and determined exclusively in any state or federal court located in New York, New York (or in any appellate courts thereof) (the “Specified Courts”). Each party hereto hereby (i) submits to the exclusive jurisdiction of any Specified Court for the purpose of any Action arising out of or relating to this Agreement brought by any party hereto and (ii) irrevocably waives, and agrees not to assert by way of motion, defense or otherwise, in any such Action, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the Action is brought in an inconvenient forum, that the venue of the Action is improper, or that this Agreement or the transactions contemplated hereby may not be enforced in or by any Specified Court. Each party agrees that a final judgment in any Action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each party irrevocably consents to the service of the summons and complaint and any other process in any other action or proceeding relating to the transactions contemplated by this Agreement, on behalf of itself, or its property, by personal delivery of copies of such process to such party at the applicable address set forth or referred to in Section 5(h). Nothing in this Section 5(e) shall affect the right of any party to serve legal process in any other manner permitted by applicable law.

(f)            WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY HERETO (i) CERTIFIES THAT NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT

Annex E-5

OF ANY ACTION, SEEK TO ENFORCE THAT FOREGOING WAIVER AND (ii) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 5(F).

(g)           Interpretation. The titles and subtitles used in this Agreement are for convenience only and are not to be considered in construing or interpreting this Agreement. In this Agreement, unless the context otherwise requires: (i) any pronoun used shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns, pronouns and verbs shall include the plural and vice versa; (ii) the term “including” (and with correlative meaning “include”) means including without limiting the generality of any description preceding or succeeding such term and shall be deemed in each case to be followed by the words “without limitation”; (iii) the words “herein,” “hereto,” and “hereby” and other words of similar import shall be deemed in each case to refer to this Agreement as a whole and not to any particular section or other subdivision of this Agreement; and (iv) the term “or” means “and/or”. The parties have participated jointly in the negotiation and drafting of this Agreement. Consequently, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

(h)           Notices. All notices, consents, waivers and other communications hereunder shall be in writing and shall be deemed to have been duly given when delivered (i) in person, (ii) by facsimile or other electronic means (including email), with affirmative confirmation of receipt, (iii) one Business Day after being sent, if sent by reputable, nationally recognized overnight courier service or (iv) three (3) Business Days after being mailed, if sent by registered or certified mail, pre-paid and return receipt requested, in each case to the applicable party at the following addresses (or at such other address for a party as shall be specified by like notice):

If to the Purchaser, to: MICT, Inc. 28 West Grand Avenue, Suite 3 Montvale, NJ 07645 Attn: Darren Mercer Email: darren@mict-inc.com with a copy (which will not constitute notice) to:

Ellenoff Grossman & Schole LLP
1345 Avenue of the Americas, 11th Floor
New York, New York 10105
Attn:      Richard Anslow, Esq.
              Jonathan Deblinger, Esq.
Facsimile No.: (212) 370-7889
Telephone No.: (212) 370-1300
Email:   ranslow@egsllp.com
              jdeblinger@egsllp.com

If to the Company, to: Tingo, Inc. 43 West 23rd Street, 2nd Floor New York, NY 10010 Attn: Dozy Mmobuosi Email: dozy.mmobuosi@tingoinc.com	with a copy (which will not constitute notice) to: Kenneth Denos EVP and General Counsel, Tingo, Inc. 11650 South State Street Suite 240 Draper, Utah 84020 Email: kdenos@denoslaw.com

If to Holder, to: the address set forth under Holder’s name on the signature page hereto, with a copy (which will not constitute notice) to, if not the party sending the notice, each of the Company and the Purchaser (and each of their copies for notices hereunder).

(i)            Amendments and Waivers. Any term of this Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance, and either retroactively or prospectively) only with the written consent of the Purchaser, the Company and the Holder. No failure or delay by a party in exercising any right hereunder shall operate as a waiver thereof. No waivers of or exceptions to any term, condition, or provision of this Agreement, in any one or more instances, shall be deemed to be or construed as a further or continuing waiver of any such term, condition, or provision.

(j)            Severability. In case any provision in this Agreement shall be held invalid, illegal or unenforceable in a jurisdiction, such provision shall be modified or deleted, as to the jurisdiction involved, only to the extent necessary to render the same valid, legal and enforceable, and the validity, legality and enforceability of the remaining provisions hereof shall not in any way be affected or impaired thereby nor shall the validity, legality

Annex E-6

or enforceability of such provision be affected thereby in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties will substitute for any invalid, illegal or unenforceable provision a suitable and equitable provision that carries out, so far as may be valid, legal and enforceable, the intent and purpose of such invalid, illegal or unenforceable provision.

(k)           Specific Performance. Holder acknowledges that its obligations under this Agreement are unique, recognizes and affirms that in the event of a breach of this Agreement by Holder, money damages will be inadequate and the Company and the Purchaser will not have adequate remedy at law, and agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed by Holder in accordance with their specific terms or were otherwise breached. Accordingly, the Company and the Purchaser shall be entitled to an injunction or restraining order to prevent breaches of this Agreement by Holder and to enforce specifically the terms and provisions hereof, without the requirement to post any bond or other security or to prove that money damages would be inadequate, this being in addition to any other right or remedy to which such party may be entitled under this Agreement, at law or in equity.

(l)          Expenses. Each party shall be responsible for its own fees and expenses (including the fees and expenses of investment bankers, accountants and counsel) in connection with the entering into of this Agreement, the performance of its obligations hereunder and the consummation of the transactions contemplated hereby; provided, that in the event of any Action arising out of or relating to this Agreement, the non-prevailing party in any such Action will pay its own expenses and the reasonable documented out-of-pocket expenses, including reasonable attorneys’ fees and costs, reasonably incurred by the prevailing party.

(m)        No Partnership, Agency or Joint Venture. This Agreement is intended to create a contractual relationship among Holder, the Company and the Purchaser, and is not intended to create, and does not create, any agency, partnership, joint venture or any like relationship among the parties hereto or among any other Purchaser shareholders entering into voting agreements with the Company or the Purchaser. Holder has acted independently regarding its decision to enter into this Agreement. Nothing contained in this Agreement shall be deemed to vest in the Company or the Purchaser any direct or indirect ownership or incidence of ownership of or with respect to any Securities.

(n)           Further Assurances. From time to time, at another party’s request and without further consideration, each party shall execute and deliver such additional documents and take all such further action as may be reasonably necessary or desirable to consummate the transactions contemplated by this Agreement.

(o)           Entire Agreement. This Agreement (together with the Merger Agreement to the extent referred to herein) constitutes the full and entire understanding and agreement among the parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the parties is expressly canceled; provided, that, for the avoidance of doubt, the foregoing shall not affect the rights and obligations of the parties under the Merger Agreement or any Ancillary Document. Notwithstanding the foregoing, nothing in this Agreement shall limit any of the rights or remedies of the Purchaser or any of the obligations of Holder under any other agreement between Holder and the Purchaser or the Company or any certificate or instrument executed by Holder in favor of the Purchaser or the Company, and nothing in any other agreement, certificate or instrument shall limit any of the rights or remedies of the Purchaser or the Company or any of the obligations of Holder under this Agreement.

(p)           Counterparts. This Agreement may be executed and delivered (including by facsimile, pdf or other electronic transmission) in one or more counterparts, and by the different Parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

[Remainder of Page Intentionally Left Blank; Signature Page Follows]

Annex E-7

IN WITNESS WHEREOF, the parties have executed this Voting and Support Agreement as of the date first written above.

The Purchaser:
MICT, Inc.
By:
Name:	Darren Mercer
Title:	Chief Executive Officer
The Company:
Tingo, Inc.
By:
Name:	Dozy Mmobuosi
Title:	Chief Executive Officer

{Signature Page to Voting and Support Agreement}

Annex E-8

IN WITNESS WHEREOF, the parties have executed this Voting and Support Agreement as of the date first written above.

Holder:

_________________________________________

Darren Mercer

Number and Type of Securities:

Purchaser Stock

15,620,939	shares of Purchaser Common Stock
0	shares of Purchaser Preferred Stock

Other Purchaser Securities

None	number/amount and shares (including the specific type) into which securities are convertible or exercisable, as applicable.

Address for Notice:

Address:            28 West Grand Avenue, Suite 3

Montvale, NJ 07645

Telephone No.: (201) 225-0190
Email: darren@mict-inc.com

{Signature Page to Voting and Support Agreement}

Annex E-9

Annex F

FORM OF PURCHASER LOCK-UP AGREEMENT

THIS LOCK-UP AGREEMENT (this “Agreement”) is made and entered into as of [•], 2022 by and between (i) MICT, Inc., a Delaware corporation (together with its successors, the “Purchaser”), and (ii) the undersigned (“Holder”). Any capitalized term used but not defined in this Agreement will have the meaning ascribed to such term in the Merger Agreement (as defined below).

WHEREAS, on or about the date hereof, the Purchaser, the Company, MICT Merger Sub, Inc., a Nevada corporation and a wholly-owned subsidiary of the Purchaser (“Merger Sub”), and the other parties thereto entered into that certain Amended and Restated Agreement and Plan of Merger (as amended from time to time in accordance with the terms thereof, the “Merger Agreement”), pursuant to which, among other matters, upon the consummation of the transactions contemplated thereby (the “Closing”), Merger Sub will merge with and into the Company, with the Company continuing as the surviving entity and a wholly-owned subsidiary of the Purchaser (the “Merger”), and as a result of which all of the issued and outstanding capital stock of the Company as of immediately prior to the Effective Time shall no longer be outstanding and shall automatically be canceled and shall cease to exist, in exchange for the right to receive the merger consideration as set forth in the Merger Agreement, all upon the terms and subject to the conditions set forth in the Merger Agreement and in accordance with the applicable provisions of the DGCL and NRS;

WHEREAS, as of the date hereof, Holder is a holder of Purchaser Stock and/or other Purchaser securities in such amounts and classes or series as set forth underneath Holder’s name on the signature page hereto; and

WHEREAS, pursuant to the Merger Agreement, and as a condition of the willingness of the parties thereto to inter into the Merger Agreement, the parties hereto desire to enter into this Agreement, pursuant to which the Purchaser Securities held by Holder (all such securities, together with any securities paid as dividends or distributions with respect to such securities or into which such securities are exchanged or converted, the “Restricted Securities”), shall become subject to limitations on disposition as set forth herein.

NOW, THEREFORE, in consideration of the premises set forth above, which are incorporated in this Agreement as if fully set forth below, and intending to be legally bound hereby, the parties hereby agree as follows:

1.        Lock-Up Provisions.

(a)   Holder hereby agrees not to, during the period (the “Lock-Up Period”) commencing from the Closing and ending on earlier of (i) the six (6) month anniversary of the date of the Closing, and (ii) the date after the Closing on which the Purchaser completes a liquidation, merger, share exchange, reorganization or other similar transaction with an unaffiliated third party that results in all of the Purchaser’s shareholders having the right to exchange their equity holdings in the Purchaser for cash, securities or other property: (A) lend, offer, pledge, hypothecate, encumber, donate, assign, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any Restricted Securities, (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Restricted Securities, or (C) publicly disclose the intention to do any of the foregoing, whether any such transaction described in clauses (A), (B) or (C) above is to be settled by delivery of Restricted Securities or other securities, in cash or otherwise (any of the foregoing described in clauses (A), (B) or (C), a “Prohibited Transfer”). The foregoing sentence shall not apply to the transfer of any or all of the Restricted Securities owned by Holder (I) by gift, will or intestate succession upon the death of Holder, (II) to any Permitted Transferee (as defined below) or (III) pursuant to a court order or settlement agreement related to the distribution of assets in connection with the dissolution of marriage or civil union; provided, however, that in any of cases (I), (II) or (III) it shall be a condition to such transfer that the transferee executes and delivers to the Purchaser an agreement stating that the transferee is receiving and holding the Restricted Securities subject to the provisions of this Agreement applicable to Holder, and there shall be no further transfer of such Restricted Securities except in accordance with this Agreement. As used in this Agreement, the term “Permitted Transferee” shall mean: (i) the members of Holder’s immediate family (for purposes of this Agreement, “immediate family” shall mean with respect to any natural person, any of the following: such person’s

Annex F-1

spouse, the siblings of such person and his or her spouse, and the direct descendants and ascendants (including adopted and step children and parents) of such person and his or her spouses and siblings), (ii) any trust for the direct or indirect benefit of Holder or the immediate family of Holder, (iii) if Holder is a trust, the trustor or beneficiary of such trust or to the estate of a beneficiary of such trust, (iv) if Holder is an entity, as a distribution to limited partners, shareholders, members of, or owners of similar equity interests in Holder upon the liquidation and dissolution of Holder, and (v) any affiliate of Holder. Holder further agrees to execute such agreements as may be reasonably requested by Purchaser that are consistent with the foregoing or that are necessary to give further effect thereto.

(b)   If any Prohibited Transfer is made or attempted contrary to the provisions of this Agreement, such purported Prohibited Transfer shall be null and void ab initio, and Purchaser shall refuse to recognize any such purported transferee of the Restricted Securities as one of its equity holders for any purpose. In order to enforce this Section 1, Purchaser may impose stop-transfer instructions with respect to the Restricted Securities of Holder (and Permitted Transferees and assigns thereof) until the end of the Lock-Up Period.

(c)   During the Lock-Up Period, each certificate evidencing any Restricted Securities shall be stamped or otherwise imprinted with a legend in substantially the following form, in addition to any other applicable legends:

“THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO RESTRICTIONS ON TRANSFER SET FORTH IN A LOCK-UP AGREEMENT, DATED AS OF [•], 2022, BY AND BETWEEN THE ISSUER OF SUCH SECURITIES (THE “ISSUER”) AND THE ISSUER’S SECURITY HOLDER NAMED THEREIN, AS AMENDED. A COPY OF SUCH LOCK-UP AGREEMENT WILL BE FURNISHED WITHOUT CHARGE BY THE ISSUER TO THE HOLDER HEREOF UPON WRITTEN REQUEST.”

(d)   For the avoidance of any doubt, Holder shall retain all of its rights as a stockholder of the Purchaser during the Lock-Up Period, including the right to vote any Restricted Securities.

2.        Miscellaneous.

(a)   Termination of Merger Agreement. This Agreement shall be binding upon Holder upon Holder’s execution and delivery of this Agreement, but this Agreement shall only become effective upon the Closing. Notwithstanding anything to the contrary contained herein, in the event that the Merger Agreement is terminated in accordance with its terms prior to the Closing, this Agreement and all rights and obligations of the parties hereunder shall automatically terminate and be of no further force or effect.

(b)   Binding Effect; Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective permitted successors and assigns. This Agreement and all obligations of Holder are personal to Holder and may not be transferred or delegated by Holder at any time. The Purchaser may freely assign any or all of its rights under this Agreement, in whole or in part, to any successor entity (whether by merger, consolidation, equity sale, asset sale or otherwise) without obtaining the consent or approval of Holder.

(c)   Third Parties. Nothing contained in this Agreement or in any instrument or document executed by any party in connection with the transactions contemplated hereby shall create any rights in, or be deemed to have been executed for the benefit of, any person or entity that is not a party hereto or thereto or a successor or permitted assign of such a party.

(d)   Arbitration. Any and all disputes, controversies and claims (other than applications for specific performance, a temporary restraining order, preliminary injunction, permanent injunction or other equitable relief or application for enforcement of a resolution under this Section 2(d)) arising out of, related to, or in connection with this Agreement or the transactions contemplated hereby (a “Dispute”) shall be governed by this Section 2(d). A party must, in the first instance, provide written notice of any Disputes to the other parties subject to such Dispute, which notice must provide a reasonably detailed description of the matters subject to the Dispute. The parties involved in such Dispute shall seek to resolve the Dispute on an amicable basis within ten (10) Business Days of the notice of such Dispute being received by such other parties subject to such Dispute (the “Resolution Period”); provided, that if any Dispute would reasonably be expected to have become moot or otherwise irrelevant if not decided within sixty (60) days after the occurrence of such Dispute, then there shall be no Resolution Period with respect to such

Annex F-2

Dispute. Any Dispute that is not resolved during the Resolution Period may immediately be referred to and finally resolved by arbitration pursuant to the then-existing Expedited Procedures (as defined in the AAA Procedures) of the Commercial Arbitration Rules (the “AAA Procedures”) of the AAA. Any party involved in such Dispute may submit the Dispute to the AAA to commence the proceedings after the Resolution Period. To the extent that the AAA Procedures and this Agreement are in conflict, the terms of this Agreement shall control. The arbitration shall be conducted by one arbitrator nominated by the AAA promptly (but in any event within five (5) Business Days) after the submission of the Dispute to the AAA and reasonably acceptable to each party subject to the Dispute, which arbitrator shall be a commercial lawyer with substantial experience arbitrating disputes under acquisition agreements. The arbitrator shall accept his or her appointment and begin the arbitration process promptly (but in any event within five (5) Business Days) after his or her nomination and acceptance by the parties subject to the Dispute. The proceedings shall be streamlined and efficient. The arbitrator shall decide the Dispute in accordance with the substantive law of the state of New York. Time is of the essence. Each party subject to the Dispute shall submit a proposal for resolution of the Dispute to the arbitrator within twenty (20) days after confirmation of the appointment of the arbitrator. The arbitrator shall have the power to order any party to do, or to refrain from doing, anything consistent with this Agreement, the Ancillary Documents and applicable Law, including to perform its contractual obligation(s); provided, that the arbitrator shall be limited to ordering pursuant to the foregoing power (and, for the avoidance of doubt, shall order) the relevant party (or parties, as applicable) to comply (i) with respect to monetary relief, within the parameters established by the two proposals with respect to monetary damages (the parties expressly understand and agree that the arbitrator’s power shall be constrained with respect to monetary relief such that he or she may not grant greater monetary relief than sought by a party) and (ii) with respect to non-monetary relief, with only one or the other of the proposals (the parties expressly understand and agree that the arbitrator’s power shall be constrained with respect to non-monetary relief such that he or she may not award non-monetary relief, including declaratory or injunctive relief, which has not explicitly been sought by one of the parties in their respective resolution proposals). The arbitrator’s award shall be in writing and shall include a reasonable explanation of the arbitrator’s reason(s) for selecting one or the other proposal. The seat of arbitration shall be in New York, New York. The language of the arbitration shall be English.

(e)   Governing Law; Jurisdiction. This Agreement and any dispute or controversy arising out of or relating to this Agreement shall be governed by and construed in accordance with the laws of the State of New York, without regard to the conflict of law principles thereof. Subject to Section 2(d), all Actions arising out of or relating to this Agreement shall be heard and determined exclusively in any state or federal court located in New York, New York (or in any appellate courts thereof) (the “Specified Courts”). Each party hereto hereby (i) submits to the exclusive jurisdiction of any Specified Court for the purpose of any Action arising out of or relating to this Agreement brought by any party hereto and (ii) irrevocably waives, and agrees not to assert by way of motion, defense or otherwise, in any such Action, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the Action is brought in an inconvenient forum, that the venue of the Action is improper, or that this Agreement or the transactions contemplated hereby may not be enforced in or by any Specified Court. Each party agrees that a final judgment in any Action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each party irrevocably consents to the service of the summons and complaint and any other process in any other action or proceeding relating to the transactions contemplated by this Agreement, on behalf of itself, or its property, by personal delivery of copies of such process to such party at the applicable address set forth in Section 2(h). Nothing in this Section 2(e) shall affect the right of any party to serve legal process in any other manner permitted by applicable law.

(f)   WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY HERETO (i) CERTIFIES THAT NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SEEK TO ENFORCE THAT FOREGOING WAIVER AND (ii) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 2(f).

Annex F-3

(g)   Interpretation. The table of contents and the Article and Section headings contained in this Agreement are solely for the purpose of reference, are not part of the agreement of the Parties and shall not in any way affect the meaning or interpretation of this Agreement. In this Agreement, unless the context otherwise requires: (a) any pronoun used shall include the corresponding masculine, feminine or neuter forms, and words in the singular, including any defined terms, include the plural and vice versa; (b) reference to any Person includes such Person’s successors and assigns but, if applicable, only if such successors and assigns are permitted by this Agreement, and reference to a Person in a particular capacity excludes such Person in any other capacity; (c) any accounting term used and not otherwise defined in this Agreement or any Ancillary Document has the meaning assigned to such term in accordance with GAAP; (d) “including” (and with correlative meaning “include”) means including without limiting the generality of any description preceding or succeeding such term and shall be deemed in each case to be followed by the words “without limitation”; (e) the words “herein,” “hereto,” and “hereby” and other words of similar import shall be deemed in each case to refer to this Agreement as a whole and not to any particular Section or other subdivision of this Agreement; (f) the word “if” and other words of similar import when used herein shall be deemed in each case to be followed by the phrase “and only if”; (g) the term “or” means “and/or”; (h) any reference to the term “ordinary course” or “ordinary course of business” shall be deemed in each case to be followed by the words “consistent with past practice”; (i) any agreement, instrument, insurance policy, Law or Order defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument, insurance policy, Law or Order as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes, regulations, rules or orders) by succession of comparable successor statutes, regulations, rules or orders and references to all attachments thereto and instruments incorporated therein; (j) except as otherwise indicated, all references in this Agreement to the words “Section,” “Article”, “Schedule” and “Exhibit” are intended to refer to Sections, Articles, Schedules and Exhibits to this Agreement; and (k) the term “Dollars” or “$” means United States dollars. Any reference in this Agreement to a Person’s directors shall include any member of such Person’s governing body and any reference in this Agreement to a Person’s officers shall include any Person filling a substantially similar position for such Person. Any reference in this Agreement or any Ancillary Document to a Person’s shareholders or stockholders shall include any applicable owners of the equity interests of such Person, in whatever form, including with respect to the Purchaser its stockholders under the DGCL or its Organizational Documents. The Parties have participated jointly in the negotiation and drafting of this Agreement. Consequently, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement. To the extent that any Contract, document, certificate or instrument is represented and warranted to by the Company to be given, delivered, provided or made available by the Company, in order for such Contract, document, certificate or instrument to have been deemed to have been given, delivered, provided and made available to the Purchaser or its Representatives, such Contract, document, certificate or instrument shall have been posted to the electronic data site maintained on behalf of the Company and made available to the Purchaser and its Representatives and the Purchaser and its Representatives have been given access to the electronic folders containing such information.

(h)          Notices. All notices, consents, waivers and other communications hereunder shall be in writing and shall be deemed to have been duly given when delivered (i) in person, (ii) by facsimile or other electronic means (including email), with affirmative confirmation of receipt, (iii) one Business Day after being sent, if sent by reputable, nationally recognized overnight courier service or (iv) three (3) Business Days after being mailed, if sent by registered or certified mail, pre-paid and return receipt requested, in each case to the applicable party at the following addresses (or at such other address for a party as shall be specified by like notice):

If to the Purchaser at or prior to the Closing, to: MICT, Inc. 28 West Grand Avenue, Suite 3 Montvale, NJ 07645 Attn: Darren Mercer Email: darren@mict-inc.com

With a copy (which will not constitute notice) to:

Ellenoff Grossman & Schole LLP
1345 Avenue of the Americas, 11th Floor
New York, New York 10105
Attn:      Richard Anslow, Esq.
              Jonathan Deblinger, Esq.
Facsimile No.: (212) 370-7889
Telephone No.: (212) 370-1300
Email:   ranslow@egsllp.com
              jdeblinger@egsllp.com

Annex F-4

If to the Purchaser after the Closing, to: Tingo Holdings, Inc. 43 West 23rd Street, 2nd Floor New York, NY 10010 Attn: Dozy Mmobuosi Email: dozy.mmobuosi@tingoinc.com with copies (which shall not constitute notice) to:

Kenneth Denos
EVP and General Counsel, Tingo, Inc.
11650 South State Street
Suite 240
Draper, Utah 84020
Email: kdenos@denoslaw.com
and
Ellenoff Grossman & Schole LLP
1345 Avenue of the Americas, 11th Floor
New York, New York 10105
Attn:      Richard Anslow, Esq.
              Jonathan Deblinger, Esq.
Facsimile No.: (212) 370-7889
Telephone No.: (212) 370-1300
Email:   ranslow@egsllp.com
              jdeblinger@egsllp.com

If to Holder, to the address set forth below Holder’s name on the signature page to this Agreement.

(i)           Amendments and Waivers. Any term of this Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance, and either retroactively or prospectively) only with the written consent of the Purchaser and Holder. No failure or delay by a party in exercising any right hereunder shall operate as a waiver thereof. No waivers of or exceptions to any term, condition, or provision of this Agreement, in any one or more instances, shall be deemed to be or construed as a further or continuing waiver of any such term, condition, or provision.

(j)           Authorization on Behalf of Purchaser. The parties acknowledge and agree that notwithstanding anything to the contrary contained in this Agreement, any and all determinations, actions or other authorizations under this Agreement on behalf of Purchaser after the Closing, including enforcing Purchaser’s rights and remedies under this Agreement, or providing any waivers or amendments with respect to this Agreement or the provisions hereof, shall solely be made, taken and authorized by the vote or consent of a majority of the Disinterested Directors. For purposes hereof, a “Disinterested Director” will mean an independent director disinterested in this Agreement or the Merger Agreement (i.e., such independent director is not a Company Stockholder, an Affiliate of a Company Stockholder, or an officer, director, manager, employee, trustee or beneficiary of a Company Stockholder, nor an immediate family member of any of the foregoing) then serving on Purchaser’s board of directors. Without limiting the foregoing, in the event that Holder or Holder’s Affiliate serves as a director, officer, employee or other authorized agent of Purchaser or any of its current or future Affiliates, Holder and/or Holder’s Affiliate shall have no authority, express or implied, to act or make any determination on behalf of Purchaser or any of its current or future Affiliates in connection with this Agreement or any dispute or Action with respect hereto.

(k)          Severability. In case any provision in this Agreement shall be held invalid, illegal or unenforceable in a jurisdiction, such provision shall be modified or deleted, as to the jurisdiction involved, only to the extent necessary to render the same valid, legal and enforceable, and the validity, legality and enforceability of the remaining provisions hereof shall not in any way be affected or impaired thereby nor shall the validity, legality or enforceability of such provision be affected thereby in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties will substitute for any invalid, illegal or unenforceable provision a suitable and equitable provision that carries out, so far as may be valid, legal and enforceable, the intent and purpose of such invalid, illegal or unenforceable provision.

(l)           Specific Performance. Holder acknowledges that its obligations under this Agreement are unique, recognizes and affirms that in the event of a breach of this Agreement by Holder, money damages will be inadequate and Purchaser will have no adequate remedy at law, and agrees that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed by Holder in accordance with their specific terms or were otherwise breached. Accordingly, the Purchaser shall be entitled to an injunction or restraining order to prevent breaches of this Agreement by Holder and to enforce specifically the terms and provisions hereof, without the requirement to post any bond or other security or to prove that money damages would be inadequate, this being in addition to any other right or remedy to which such party may be entitled under this Agreement, at law or in equity.

Annex F-5

(m)         Entire Agreement. This Agreement, along with the Merger Agreement to the extent referenced herein, constitutes the full and entire understanding and agreement among the parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the parties is expressly canceled; provided, that, for the avoidance of doubt, the foregoing shall not affect the rights and obligations of the parties under the Merger Agreement or any Ancillary Document. Notwithstanding the foregoing, nothing in this Agreement shall limit any of the rights or remedies of the Purchaser or any of the obligations of Holder under any other agreement between Holder and the Purchaser or any certificate or instrument executed by Holder in favor of the Purchaser, and nothing in any other agreement, certificate or instrument shall limit any of the rights or remedies of the Purchaser or any of the obligations of Holder under this Agreement.

(n)          Further Assurances. From time to time, at another party’s request and without further consideration (but at the requesting party’s reasonable cost and expense), each party shall execute and deliver such additional documents and take all such further action as may be reasonably necessary to consummate the transactions contemplated by this Agreement.

(o)          Counterparts; Facsimile.  This Agreement may also be executed and delivered by facsimile signature or by email in portable document format in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

{Remainder of Page Intentionally Left Blank; Signature Pages Follow}

Annex F-6

IN WITNESS WHEREOF, the parties have executed this Lock-Up Agreement as of the date first written above.

The Purchaser:
MICT, Inc.
By:
Name:
Title:

{Additional Signature on the Following Page}

Annex F-7

IN WITNESS WHEREOF, the parties have executed this Lock-Up Agreement as of the date first written above.

Holder:
Name of Holder:[______________________________]
By:
Name:
Title:

Number and Type of Securities:

Purchaser Stock

__________ shares of Purchaser Common Stock

__________ shares of Purchaser Preferred Stock

Other Purchaser Securities

_______________________________________ number/amount and shares (including the specific type) into which securities are convertible or exercisable, as applicable.

Address for Notice:

Address:

Facsimile No.:
Telephone No.:
Email: :

{Signature Page to Lock-Up Agreement}

Annex F-8

Annex G

FORM OF COMPANY LOCK-UP AGREEMENT

THIS LOCK-UP AGREEMENT (this “Agreement”) is made and entered into as of [•], 2022 by and between (i) MICT, Inc., a Delaware corporation (together with its successors, the “Purchaser”), and (ii) the undersigned (“Holder”). Any capitalized term used but not defined in this Agreement will have the meaning ascribed to such term in the Merger Agreement (as defined below).

WHEREAS, on or about the date hereof, the Purchaser, the Company, MICT Merger Sub, Inc., a Nevada corporation and a wholly-owned subsidiary of the Purchaser (“Merger Sub”), and the other parties thereto entered into that certain Amended and Restated Agreement and Plan of Merger (as amended from time to time in accordance with the terms thereof, the “Merger Agreement”), pursuant to which, among other matters, upon the consummation of the transactions contemplated thereby (the “Closing”), Merger Sub will merge with and into the Company, with the Company continuing as the surviving entity and a wholly-owned subsidiary of the Purchaser (the “Merger”), and as a result of which all of the issued and outstanding capital stock of the Company as of immediately prior to the Effective Time shall no longer be outstanding and shall automatically be canceled and shall cease to exist, in exchange for the right to receive the merger consideration as set forth in the Merger Agreement, all upon the terms and subject to the conditions set forth in the Merger Agreement and in accordance with the applicable provisions of the DGCL and NRS;

WHEREAS, as of the date hereof, Holder is a holder of Company Stock and/or other Company securities in such amounts and classes or series as set forth underneath Holder’s name on the signature page hereto; and

WHEREAS, pursuant to the Merger Agreement, and in view of the valuable consideration to be received by Holder thereunder, the parties desire to enter into this Agreement, pursuant to which the portion of the merger consideration (including Assumed Options, if any) received by Holder in the Merger (all such securities, together with any securities paid as dividends or distributions with respect to such securities or into which such securities are exchanged or converted, the “Restricted Securities”), shall become subject to limitations on disposition as set forth herein.

NOW, THEREFORE, in consideration of the premises set forth above, which are incorporated in this Agreement as if fully set forth below, and intending to be legally bound hereby, the parties hereby agree as follows:

1.       Lock-Up Provisions.

(a)  Holder hereby agrees not to, during the period (the “Lock-Up Period”) commencing from the Closing and ending on earlier of (i) the six (6) month anniversary of the date of the Closing, and (ii) the date after the Closing on which the Purchaser completes a liquidation, merger, share exchange, reorganization or other similar transaction with an unaffiliated third party that results in all of the Purchaser’s shareholders having the right to exchange their equity holdings in the Purchaser for cash, securities or other property: (A) lend, offer, pledge, hypothecate, encumber, donate, assign, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any Restricted Securities, (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Restricted Securities, or (C) publicly disclose the intention to do any of the foregoing, whether any such transaction described in clauses (A), (B) or (C) above is to be settled by delivery of Restricted Securities or other securities, in cash or otherwise (any of the foregoing described in clauses (A), (B) or (C), a “Prohibited Transfer”). The foregoing sentence shall not apply to the transfer of any or all of the Restricted Securities owned by Holder (I) by gift, will or intestate succession upon the death of Holder, (II) to any Permitted Transferee (as defined below) or (III) pursuant to a court order or settlement agreement related to the distribution of assets in connection with the dissolution of marriage or civil union; provided, however, that in any of cases (I), (II) or (III) it shall be a condition to such transfer that the transferee executes and delivers to the Purchaser an agreement stating that the transferee is receiving and holding the Restricted Securities subject to the provisions of this Agreement applicable to Holder, and there shall be no further transfer of such Restricted Securities except in accordance with this Agreement. As used in this Agreement, the term “Permitted Transferee” shall mean: (i) the members of Holder’s immediate family (for purposes of this Agreement,

Annex G-1

“immediate family” shall mean with respect to any natural person, any of the following: such person’s spouse, the siblings of such person and his or her spouse, and the direct descendants and ascendants (including adopted and step children and parents) of such person and his or her spouses and siblings), (ii) any trust for the direct or indirect benefit of Holder or the immediate family of Holder, (iii) if Holder is a trust, the trustor or beneficiary of such trust or to the estate of a beneficiary of such trust, (iv) if Holder is an entity, as a distribution to limited partners, shareholders, members of, or owners of similar equity interests in Holder upon the liquidation and dissolution of Holder, and (v) any affiliate of Holder. Holder further agrees to execute such agreements as may be reasonably requested by Purchaser that are consistent with the foregoing or that are necessary to give further effect thereto.

(b)  If any Prohibited Transfer is made or attempted contrary to the provisions of this Agreement, such purported Prohibited Transfer shall be null and void ab initio, and Purchaser shall refuse to recognize any such purported transferee of the Restricted Securities as one of its equity holders for any purpose. In order to enforce this Section 1, Purchaser may impose stop-transfer instructions with respect to the Restricted Securities of Holder (and Permitted Transferees and assigns thereof) until the end of the Lock-Up Period.

(c)  During the Lock-Up Period, each certificate evidencing any Restricted Securities shall be stamped or otherwise imprinted with a legend in substantially the following form, in addition to any other applicable legends:

“THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO RESTRICTIONS ON TRANSFER SET FORTH IN A LOCK-UP AGREEMENT, DATED AS OF [•], 2022, BY AND BETWEEN THE ISSUER OF SUCH SECURITIES (THE “ISSUER”) AND THE ISSUER’S SECURITY HOLDER NAMED THEREIN, AS AMENDED. A COPY OF SUCH LOCK-UP AGREEMENT WILL BE FURNISHED WITHOUT CHARGE BY THE ISSUER TO THE HOLDER HEREOF UPON WRITTEN REQUEST.”

(d)  For the avoidance of any doubt, Holder shall retain all of its rights as a stockholder of the Purchaser during the Lock-Up Period, including the right to vote any Restricted Securities.

2.       Miscellaneous.

(a)  Termination of Merger Agreement. This Agreement shall be binding upon Holder upon Holder’s execution and delivery of this Agreement, but this Agreement shall only become effective upon the Closing. Notwithstanding anything to the contrary contained herein, in the event that the Merger Agreement is terminated in accordance with its terms prior to the Closing, this Agreement and all rights and obligations of the parties hereunder shall automatically terminate and be of no further force or effect.

(b)  Binding Effect; Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective permitted successors and assigns. This Agreement and all obligations of Holder are personal to Holder and may not be transferred or delegated by Holder at any time. The Purchaser may freely assign any or all of its rights under this Agreement, in whole or in part, to any successor entity (whether by merger, consolidation, equity sale, asset sale or otherwise) without obtaining the consent or approval of Holder.

(c)  Third Parties. Nothing contained in this Agreement or in any instrument or document executed by any party in connection with the transactions contemplated hereby shall create any rights in, or be deemed to have been executed for the benefit of, any person or entity that is not a party hereto or thereto or a successor or permitted assign of such a party.

(d)  Arbitration. Any and all disputes, controversies and claims (other than applications for specific performance, a temporary restraining order, preliminary injunction, permanent injunction or other equitable relief or application for enforcement of a resolution under this Section 2(d)) arising out of, related to, or in connection with this Agreement or the transactions contemplated hereby (a “Dispute”) shall be governed by this Section 2(d). A party must, in the first instance, provide written notice of any Disputes to the other parties subject to such Dispute, which notice must provide a reasonably detailed description of the matters subject to the Dispute. The parties involved in such Dispute shall seek to resolve the Dispute on an amicable basis within ten (10) Business Days of the notice of such Dispute being received by such other parties subject to such Dispute (the “Resolution Period”); provided, that if any Dispute would reasonably be expected to have become moot or otherwise irrelevant if not decided within sixty (60) days after the occurrence of such Dispute, then there shall be no Resolution Period with respect to such

Annex G-2

Dispute. Any Dispute that is not resolved during the Resolution Period may immediately be referred to and finally resolved by arbitration pursuant to the then-existing Expedited Procedures (as defined in the AAA Procedures) of the Commercial Arbitration Rules (the “AAA Procedures”) of the AAA. Any party involved in such Dispute may submit the Dispute to the AAA to commence the proceedings after the Resolution Period. To the extent that the AAA Procedures and this Agreement are in conflict, the terms of this Agreement shall control. The arbitration shall be conducted by one arbitrator nominated by the AAA promptly (but in any event within five (5) Business Days) after the submission of the Dispute to the AAA and reasonably acceptable to each party subject to the Dispute, which arbitrator shall be a commercial lawyer with substantial experience arbitrating disputes under acquisition agreements. The arbitrator shall accept his or her appointment and begin the arbitration process promptly (but in any event within five (5) Business Days) after his or her nomination and acceptance by the parties subject to the Dispute. The proceedings shall be streamlined and efficient. The arbitrator shall decide the Dispute in accordance with the substantive law of the state of New York. Time is of the essence. Each party subject to the Dispute shall submit a proposal for resolution of the Dispute to the arbitrator within twenty (20) days after confirmation of the appointment of the arbitrator. The arbitrator shall have the power to order any party to do, or to refrain from doing, anything consistent with this Agreement, the Ancillary Documents and applicable Law, including to perform its contractual obligation(s); provided, that the arbitrator shall be limited to ordering pursuant to the foregoing power (and, for the avoidance of doubt, shall order) the relevant party (or parties, as applicable) to comply (i) with respect to monetary relief, within the parameters established by the two proposals with respect to monetary damages (the parties expressly understand and agree that the arbitrator’s power shall be constrained with respect to monetary relief such that he or she may not grant greater monetary relief than sought by a party) and (ii) with respect to non-monetary relief, with only one or the other of the proposals (the parties expressly understand and agree that the arbitrator’s power shall be constrained with respect to non-monetary relief such that he or she may not award non-monetary relief, including declaratory or injunctive relief, which has not explicitly been sought by one of the parties in their respective resolution proposals). The arbitrator’s award shall be in writing and shall include a reasonable explanation of the arbitrator’s reason(s) for selecting one or the other proposal. The seat of arbitration shall be in New York, New York. The language of the arbitration shall be English.

(e)  Governing Law; Jurisdiction. This Agreement and any dispute or controversy arising out of or relating to this Agreement shall be governed by and construed in accordance with the laws of the State of New York, without regard to the conflict of law principles thereof. Subject to Section 2(d), all Actions arising out of or relating to this Agreement shall be heard and determined exclusively in any state or federal court located in New York, New York (or in any appellate courts thereof) (the “Specified Courts”). Each party hereto hereby (i) submits to the exclusive jurisdiction of any Specified Court for the purpose of any Action arising out of or relating to this Agreement brought by any party hereto and (ii) irrevocably waives, and agrees not to assert by way of motion, defense or otherwise, in any such Action, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the Action is brought in an inconvenient forum, that the venue of the Action is improper, or that this Agreement or the transactions contemplated hereby may not be enforced in or by any Specified Court. Each party agrees that a final judgment in any Action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each party irrevocably consents to the service of the summons and complaint and any other process in any other action or proceeding relating to the transactions contemplated by this Agreement, on behalf of itself, or its property, by personal delivery of copies of such process to such party at the applicable address set forth in Section 2(h). Nothing in this Section 2(e) shall affect the right of any party to serve legal process in any other manner permitted by applicable law.

(f)   WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY HERETO (i) CERTIFIES THAT NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SEEK TO ENFORCE THAT FOREGOING WAIVER AND (ii) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 2(f).

Annex G-3

(g)  Interpretation.      The table of contents and the Article and Section headings contained in this Agreement are solely for the purpose of reference, are not part of the agreement of the Parties and shall not in any way affect the meaning or interpretation of this Agreement. In this Agreement, unless the context otherwise requires: (a) any pronoun used shall include the corresponding masculine, feminine or neuter forms, and words in the singular, including any defined terms, include the plural and vice versa; (b) reference to any Person includes such Person’s successors and assigns but, if applicable, only if such successors and assigns are permitted by this Agreement, and reference to a Person in a particular capacity excludes such Person in any other capacity; (c) any accounting term used and not otherwise defined in this Agreement or any Ancillary Document has the meaning assigned to such term in accordance with GAAP; (d) “including” (and with correlative meaning “include”) means including without limiting the generality of any description preceding or succeeding such term and shall be deemed in each case to be followed by the words “without limitation”; (e) the words “herein,” “hereto,” and “hereby” and other words of similar import shall be deemed in each case to refer to this Agreement as a whole and not to any particular Section or other subdivision of this Agreement; (f) the word “if” and other words of similar import when used herein shall be deemed in each case to be followed by the phrase “and only if”; (g) the term “or” means “and/or”; (h) any reference to the term “ordinary course” or “ordinary course of business” shall be deemed in each case to be followed by the words “consistent with past practice”; (i) any agreement, instrument, insurance policy, Law or Order defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument, insurance policy, Law or Order as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes, regulations, rules or orders) by succession of comparable successor statutes, regulations, rules or orders and references to all attachments thereto and instruments incorporated therein; (j) except as otherwise indicated, all references in this Agreement to the words “Section,” “Article”, “Schedule” and “Exhibit” are intended to refer to Sections, Articles, Schedules and Exhibits to this Agreement; and (k) the term “Dollars” or “$” means United States dollars. Any reference in this Agreement to a Person’s directors shall include any member of such Person’s governing body and any reference in this Agreement to a Person’s officers shall include any Person filling a substantially similar position for such Person. Any reference in this Agreement or any Ancillary Document to a Person’s shareholders or stockholders shall include any applicable owners of the equity interests of such Person, in whatever form, including with respect to the Purchaser its stockholders under the DGCL or its Organizational Documents. The Parties have participated jointly in the negotiation and drafting of this Agreement. Consequently, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement. To the extent that any Contract, document, certificate or instrument is represented and warranted to by the Company to be given, delivered, provided or made available by the Company, in order for such Contract, document, certificate or instrument to have been deemed to have been given, delivered, provided and made available to the Purchaser or its Representatives, such Contract, document, certificate or instrument shall have been posted to the electronic data site maintained on behalf of the Company and made available to the Purchaser and its Representatives and the Purchaser and its Representatives have been given access to the electronic folders containing such information.

(h)  Notices. All notices, consents, waivers and other communications hereunder shall be in writing and shall be deemed to have been duly given when delivered (i) in person, (ii) by facsimile or other electronic means (including email), with affirmative confirmation of receipt, (iii) one Business Day after being sent, if sent by reputable, nationally recognized overnight courier service or (iv) three (3) Business Days after being mailed, if sent by registered or certified mail, pre-paid and return receipt requested, in each case to the applicable party at the following addresses (or at such other address for a party as shall be specified by like notice):

If to the Purchaser at or prior to the Closing, to: MICT, Inc. 28 West Grand Avenue, Suite 3 Montvale, NJ 07645 Attn: Darren Mercer Email: darren@mict-inc.com

With a copy (which will not constitute notice) to:

Ellenoff Grossman & Schole LLP
1345 Avenue of the Americas, 11th Floor
New York, New York 10105
Attn:      Richard Anslow, Esq.
              Jonathan Deblinger, Esq.
Facsimile No.: (212) 370-7889
Telephone No.: (212) 370-1300
Email:   ranslow@egsllp.com
              jdeblinger@egsllp.com

Annex G-4

If to the Purchaser after the Closing, to: Tingo Holdings, Inc. 43 West 23rd Street, 2nd Floor New York, NY 10010 Attn: Dozy Mmobuosi Email: dozy.mmobuosi@tingoinc.com with copies (which shall not constitute notice) to:

Kenneth Denos
EVP and General Counsel, Tingo, Inc.
11650 South State Street
Suite 240
Draper, Utah 84020
Email: kdenos@denoslaw.com

and

Ellenoff Grossman & Schole LLP
1345 Avenue of the Americas, 11th Floor
New York, New York 10105
Attn:      Richard Anslow, Esq.
              Jonathan Deblinger, Esq.
Facsimile No.: (212) 370-7889
Telephone No.: (212) 370-1300
Email:   ranslow@egsllp.com
              jdeblinger@egsllp.com

If to Holder, to the address set forth below Holder’s name on the signature page to this Agreement.

(i)   Amendments and Waivers. Any term of this Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance, and either retroactively or prospectively) only with the written consent of the Purchaser and Holder. No failure or delay by a party in exercising any right hereunder shall operate as a waiver thereof. No waivers of or exceptions to any term, condition, or provision of this Agreement, in any one or more instances, shall be deemed to be or construed as a further or continuing waiver of any such term, condition, or provision.

(j)   Authorization on Behalf of Purchaser. The parties acknowledge and agree that notwithstanding anything to the contrary contained in this Agreement, any and all determinations, actions or other authorizations under this Agreement on behalf of Purchaser after the Closing, including enforcing Purchaser’s rights and remedies under this Agreement, or providing any waivers or amendments with respect to this Agreement or the provisions hereof, shall solely be made, taken and authorized by the vote or consent of a majority of the Disinterested Directors. For purposes hereof, a “Disinterested Director” will mean an independent director disinterested in this Agreement or the Merger Agreement (i.e., such independent director is not a Company Stockholder, an Affiliate of a Company Stockholder, or an officer, director, manager, employee, trustee or beneficiary of a Company Stockholder, nor an immediate family member of any of the foregoing) then serving on Purchaser’s board of directors. Without limiting the foregoing, in the event that Holder or Holder’s Affiliate serves as a director, officer, employee or other authorized agent of Purchaser or any of its current or future Affiliates, Holder and/or Holder’s Affiliate shall have no authority, express or implied, to act or make any determination on behalf of Purchaser or any of its current or future Affiliates in connection with this Agreement or any dispute or Action with respect hereto.

(k)  Severability. In case any provision in this Agreement shall be held invalid, illegal or unenforceable in a jurisdiction, such provision shall be modified or deleted, as to the jurisdiction involved, only to the extent necessary to render the same valid, legal and enforceable, and the validity, legality and enforceability of the remaining provisions hereof shall not in any way be affected or impaired thereby nor shall the validity, legality or enforceability of such provision be affected thereby in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties will substitute for any invalid, illegal or unenforceable provision a suitable and equitable provision that carries out, so far as may be valid, legal and enforceable, the intent and purpose of such invalid, illegal or unenforceable provision.

(l)   Specific Performance. Holder acknowledges that its obligations under this Agreement are unique, recognizes and affirms that in the event of a breach of this Agreement by Holder, money damages will be inadequate and Purchaser will have no adequate remedy at law, and agrees that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed by Holder in accordance with their specific terms or were otherwise breached. Accordingly, the Purchaser shall be entitled to an injunction or restraining order to prevent

Annex G-5

breaches of this Agreement by Holder and to enforce specifically the terms and provisions hereof, without the requirement to post any bond or other security or to prove that money damages would be inadequate, this being in addition to any other right or remedy to which such party may be entitled under this Agreement, at law or in equity.

(m) Entire Agreement. This Agreement, along with the Merger Agreement to the extent referenced herein, constitutes the full and entire understanding and agreement among the parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the parties is expressly canceled; provided, that, for the avoidance of doubt, the foregoing shall not affect the rights and obligations of the parties under the Merger Agreement or any Ancillary Document. Notwithstanding the foregoing, nothing in this Agreement shall limit any of the rights or remedies of the Purchaser or any of the obligations of Holder under any other agreement between Holder and the Purchaser or any certificate or instrument executed by Holder in favor of the Purchaser, and nothing in any other agreement, certificate or instrument shall limit any of the rights or remedies of the Purchaser or any of the obligations of Holder under this Agreement.

(n)  Further Assurances. From time to time, at another party’s request and without further consideration (but at the requesting party’s reasonable cost and expense), each party shall execute and deliver such additional documents and take all such further action as may be reasonably necessary to consummate the transactions contemplated by this Agreement.

(o)  Counterparts; Facsimile. This Agreement may also be executed and delivered by facsimile signature or by email in portable document format in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

{Remainder of Page Intentionally Left Blank; Signature Pages Follow}

Annex G-6

IN WITNESS WHEREOF, the parties have executed this Lock-Up Agreement as of the date first written above.

Purchaser:
MICT, Inc.
By:
Name:
Title:

{Additional Signature on the Following Page}

Annex G-7

IN WITNESS WHEREOF, the parties have executed this Lock-Up Agreement as of the date first written above.

Holder:
Name of Holder:[______________________________]
By:
Name:
Title:

Number and Type of Shares of Company Stock:

Company Class A Common Stock:
Company Class B Common Stock:
Company Preferred Stock:

Address for Notice:

Address:

Facsimile No.:
Telephone No.:
Email: :

{Signature Page to Lock-Up Agreement}

Annex G-8

Annex H

THIS PROMISSORY NOTE (“NOTE”) HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”). THIS NOTE HAS BEEN ACQUIRED FOR INVESTMENT ONLY AND MAY NOT BE SOLD, TRANSFERRED OR ASSIGNED IN THE ABSENCE OF REGISTRATION OF THE RESALE THEREOF UNDER THE SECURITIES ACT OR AN EXEMPTION THEREUNDER.

SENIOR PROMISSORY NOTE

Principal Amount: $3,000,000	May 13, 2022

WHEREAS, Maker, Payee, and MICT Merger Sub, Inc. have entered into that certain Agreement and Plan of Merger, dated May 10, 2022, (the “Merger Agreement”); and

WHEREAS, pursuant to the Merger Agreement, Payee has agreed to loan certain funds to Maker as provided therein.

NOW THEREFORE, IT IS AGREED as follows:

Tingo, Inc., a Nevada corporation (“Maker”), promises to pay to the order of MICT, Inc., a Delaware corporation or its assigns (“Lender” or “Payee”), the principal sum of Three Million Dollars ($ 3,00,000.00) in lawful money of the United States of America, on the terms and conditions described below. All payments on this Note shall be made by check or wire transfer of immediately available funds to such account as Lender may from time to time designate by written notice in accordance with the provisions of this Note. Any capitalized term used but not defined herein will have the meaning ascribed to such term in the Merger Agreement.

1. Repayment. The principal balance of this Note and any accrued and unpaid interest due hereunder shall be due and payable on May 10, 2024 (the “Initial Maturity Date”), provided however that if the Merger Agreement shall be terminated pursuant to the terms of Section 7.1 therein, the Initial Maturity Date shall accelerate and the principal balance of this Note and any accrued and unpaid interest due hereunder shall be due and payable on or before the 30th calendar day following such termination (such date, the “Maturity Date”). The principal balance may be prepaid at any time by Maker without penalty.

2. Interest. This Note shall be bear interest at 5% per annum.

3. Seniority. This Note shall rank senior to all other debts and obligations of Maker.

4. Application of Payments. All payments received by Payee pursuant to this Note shall be applied first (if the payment is not made on or prior to the Maturity Date) to the payment in full of any costs incurred in the collection of any sum due under this Note, including (without limitation) reasonable attorney’s fees, then to the reduction of the unpaid principal balance of this Note.

5. Rescission of Payments. If at any time any payment made by Maker under this Note is rescinded or must otherwise be restored or returned upon the insolvency, bankruptcy or reorganization of Maker or otherwise, Maker’s obligation to make such payment shall be reinstated as though such payment had not been made.

6. Representations and Warranties. Maker hereby represents and warrants to Payee as of the date hereof as follows:

a. Maker is a corporation duly formed, validly existing and in good standing under the laws of the state of Nevada and has the requisite power and authority, and the legal right, to own, lease and operate its properties and assets and to conduct its business as it is now being conducted;

b. Maker has the power and authority, and the legal right, to execute and deliver this Note and to perform his obligations hereunder and thereunder;

c. Maker has duly executed and delivered this Note;

d. no consent or authorization of, filing with, notice to or other act by, or in respect of, any person, entity or governmental authority is required in order for Maker to execute, deliver, or perform any of his obligations under this Note;

Annex H-1

e. the execution and delivery of this Note and the consummation by Maker of the transactions contemplated hereby and thereby do not and will not (i) violate any provision of Maker’s organizational documents, (ii) violate any law or governmental order applicable to Maker or by which any of its properties or assets may be bound, or (iii) constitute a default under any agreement or contract by which Maker may be bound; and

f. the Note is a valid, legal and binding obligation of Maker, enforceable against Maker in accordance with its terms.

7. Affirmative Covenants. Until all amounts outstanding under this Note have been paid in full, Maker shall:

a. (i) preserve, renew and maintain in full force and effect its corporate or organizational existence, and (ii) take all reasonable action to maintain all rights, privileges and franchises necessary or desirable in the normal conduct of its business;

b. comply with (i) all of the terms and provisions of its organizational documents, (ii) its obligations under its material contracts and agreements; and (iii) all laws applicable to it and its business;

c. pay, discharge or otherwise satisfy at or before maturity or before they become delinquent, as the case may be, all its material obligations of whatever nature;

d. provide written notice to Payee immediately upon its receipt of notice of the same, of all material actions, suits and proceedings before any court or governmental entity, to which Maker is subject;

e. as soon as possible and in any event within two business days after it becomes aware that an Event of Default has occurred, notify Payee in writing of the nature and extent of such Event of Default and the action, if any, it has taken or proposes to take with respect to such Event of Default; and

f. upon the request of Payee, promptly execute and deliver such further instruments and do or cause to be done such further acts as may be necessary or advisable to carry out the intent and purposes of this Note.

8. No Misrepresentation. Maker represents and warrants to Payee that neither this Note nor any statements, certificates or other documents provided by Maker to Payee in connection with the making of the loan evidenced by this Note contain any untrue statement of a material fact, or omit to state a fact necessary to make the statements contained therein or herein misleading.

9. Events of Default. The occurrence of any one of the following events shall constitute an “Event of Default” by Maker under this Note:

a. any representation or warranty made or deemed made by Maker to Payee herein is incorrect in any respect on the date as of which such representation or warranty was made or deemed made;

b. Maker fails to timely make any payment of interest or principal due hereof, and such failure remains uncured for a period of five (5) business days beyond the occurrence of such failure;

c. Except as set forth in Section 9(b), Maker fails to observe or perform any covenant, obligation, condition or agreement contained in this Note, and such failure remains uncured for a period of thirty (30) days beyond the occurrence of such failure;

d. Maker shall make an assignment for the benefit of creditors, file a petition in bankruptcy, petition or apply to any tribunal for the appointment of a custodian, receiver or trustee for itself or a substantial portion of its assets;

e. any involuntary petition is filed against Maker under any bankruptcy law, rule, regulation, statute or ordinance

f. Maker shall commence any proceeding under any bankruptcy, insolvency, dissolution, termination or liquidation law or statute of any jurisdiction;

g. Maker is generally not, or is unable to, or admits in writing its inability to, pay its debts as they become due;

Annex H-2

h. any indebtedness of Maker shall not be paid when due, or there shall occur any event or condition which gives a creditor the right to accelerate or which automatically accelerates the maturity of any such indebtedness; or

i. one or more judgments or decrees shall be entered against Maker and all of such judgments or decrees shall not have been vacated, discharged, stayed or bonded pending appeal within thirty (30) days from the entry thereof.

From and after the occurrence of an Event of Default, (i) the unpaid principal balance of this Note shall be immediately due and payable, and (ii) interest thereon shall accrue at the rate of 12.0% per annum. Maker shall pay all costs and expenses of Payee incurred in the collection of any amounts due hereunder, including attorneys’ fees and court costs, whether or not litigation is commenced. The rights and remedies of Payee under this Section 9 shall be cumulative and shall be in addition to any other rights and remedies that Payee may have under any other agreement, or at law or in equity.

10. Waivers. Maker waives presentment for payment, demand, notice of dishonor, protest, and notice of protest with regard to this Note, all errors, defects and imperfections in any proceedings instituted by Payee under the terms of this Note, and all benefits that might accrue to Maker by virtue of any present or future laws exempting any property, real or personal, or any part of the proceeds arising from any sale of any such property, from attachment, levy or sale under execution, or providing for any stay of execution, exemption from civil process, or extension of time for payment; and Maker agrees that any real or personal property that may be levied upon pursuant to a judgment obtained by virtue hereof, on any writ of execution issued hereon, may be sold upon any such writ in whole or in part in any order desired by Payee.

11. Unconditional Liability. Maker hereby waives all notices in connection with the delivery, acceptance, performance, default, or enforcement of the payment of this Note, and agrees that its liability shall be unconditional, without regard to the liability of any other party, and shall not be affected in any manner by any indulgence, extension of time, renewal, waiver or modification granted or consented to by Payee, and consents to any and all extensions of time, renewals, waivers, or modifications that may be granted by Payee with respect to the payment or other provisions of this Note, and agrees that additional makers, endorsers, guarantors, or sureties may become parties hereto without notice to Maker or affecting Maker’s liability hereunder.

12. Notices. All notices, statements or other documents which are required or contemplated by this Note shall be: (i) in writing and delivered personally or sent by first class registered or certified mail, overnight courier service or facsimile or electronic transmission to the address designated in writing, (ii) by facsimile to the number most recently provided to such party or such other address or fax number as may be designated in writing by such party and (iii) by electronic mail, to the electronic mail address most recently provided to such party or such other electronic mail address as may be designated in writing by such party. Any notice or other communication so transmitted shall be deemed to have been given on the day of delivery, if delivered personally, on the business day following receipt of written confirmation, if sent by facsimile or electronic transmission, one (1)  business day after delivery to an overnight courier service or five (5) days after mailing if sent by mail.

13. Governing Law and Jurisdiction. This Note is governed by and construed in accordance with the internal laws of the New York, without regard to conflicts of law principles. Maker hereby irrevocably and unconditionally (i) agrees that any legal action, suit or proceeding arising out of or relating to this Note may be brought by Payee in a state or federal court located in the State of New York, and (ii) submits to the exclusive jurisdiction of any such court in any such action, suit or proceeding. Final judgment against Maker in any action, suit or proceeding shall be conclusive and may be enforced in any other jurisdiction by suit on the judgment. Nothing in this paragraph shall affect the right of Payee to (i) commence legal proceedings or otherwise sue Maker in any other court having jurisdiction over Maker, or (ii) serve process upon Maker in any manner authorized by the laws of any such jurisdiction. Maker irrevocably and unconditionally waives, to the fullest extent permitted by applicable law, any objection that it may now or hereafter have to the laying of venue of any action or proceeding arising out of or relating to this Note in any court referred to in this paragraph and the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court. MAKER HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL PROCEEDING DIRECTLY OR INDIRECTLY RELATING TO THIS NOTE OR THE TRANSACTIONS CONTEMPLATED HEREBY WHETHER BASED ON CONTRACT, TORT OR ANY OTHER THEORY.

Annex H-3

14. Severability. Any provision contained in this Note which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

15. Loss, Theft, Destruction or Mutilation of Note. Upon receipt of notice to Maker of the loss, theft, destruction or mutilation of this Note, and, in the case of any such loss, theft or destruction, upon receipt of an affidavit of loss from Payee to Maker, Maker shall issue a new Note to Payee with identical terms as this Note in replacement of this Note.

16. Extension of Time. No extension of time for payment of any amounts due under this Note nor any waiver of any provision of this Note shall release, modify or otherwise affect Maker’s liability for the payments due under this Note.

17. Further Assurances. Promptly upon the request of Payee, Maker shall do, execute, acknowledge, deliver, record, file and register any and all such further acts, deeds, mortgages, assignments, financing statements and continuations thereof, certificates, assurances and other instruments as Payee, may require from time to time in order to (A) carry out more effectively the purposes of this Note, and (B) assure, convey, grant, assign, transfer, preserve, protect and confirm more effectively unto Payee, the rights granted or now or hereafter intended to be granted to Payee under this Note or under any other instruments executed in connection with this Note.

18. Expenses. Maker shall reimburse Payee on demand for all reasonable costs, expenses and fees (including expenses and fees of its counsel) incurred by Payee in connection with the transactions contemplated hereby including the negotiation, documentation and execution of this Note and the enforcement of Payee’s rights hereunder.

19. Entire Agreement. This Note constitutes the entire agreement of the parties with respect to the matters set forth herein. All prior agreements, understanding and arrangements among the parties with respect to the subject matter hereof are hereby superseded by this Note and of no further force or effect.

20. No Strict Construction. This Note has been reviewed by the parties and is being entered into among competent persons, who are experienced in business. In the event an ambiguity or question of intent or interpretation arises, this Note shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Note.

21. Assignment. Any assignment or transfer may be made by surrendering this Note to Maker together with an assignment executed by the assignor or transferor. Upon such surrender Maker will execute and deliver, in the case of an assignment or transfer in whole, a new Note in the name of the assignee or transferee or, in the case of an assignment or transfer in part, a new Note in the name of the assignee or transferee named in such instrument of assignment or transfer and a new Note in the name of the assignor or transferor covering the portion of this Note not assigned or transferred to the assignee or transferee. This Note shall inure to the benefit of and be binding upon the parties hereto and their permitted assigns.

22. No Third-Party Beneficiaries. Except as provided in Section 21, this Note is for the sole benefit of the parties hereto and nothing herein, express or implied, is intended to or shall confer upon any other person or entity any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Note.

23. Amendment; Waiver. Any amendment hereto or waiver of any provision hereof may be made with, and only with, the written consent of Maker and Payee.

[Signature Page Follows]

Annex H-4

IN WITNESS WHEREOF, Maker, intending to be legally bound hereby, has caused this Note to be duly executed by the undersigned as of the day and year first above written.

Tingo, Inc.
By:	/s/ Dozy Mmobuosi
Name:	Dozy Mmobuosi
Title:	CEO

Annex H-5

Annex I

RIGHTS OF DISSENTING OWNERS

NRS  92A.300    Definitions.    As used in NRS 92A.300 to 92A.500, inclusive, unless the context otherwise requires, the words and terms defined in NRS 92A.305 to 92A.335, inclusive, have the meanings ascribed to them in those sections.

(Added to NRS by 1995, 2086)

NRS  92A.305    “Beneficial stockholder” defined.    “Beneficial stockholder” means a person who is a beneficial owner of shares held in a voting trust or by a nominee as the stockholder of record.

(Added to NRS by 1995, 2087)

NRS  92A.310    “Corporate action” defined.    “Corporate action” means the action of a domestic corporation.

(Added to NRS by 1995, 2087)

NRS  92A.315    “Dissenter” defined.    “Dissenter” means a stockholder who is entitled to dissent from a domestic corporation’s action under NRS 92A.380 and who exercises that right when and in the manner required by NRS 92A.400 to 92A.480, inclusive.

(Added to NRS by 1995, 2087; A 1999, 1631)

NRS  92A.320    “Fair value” defined.    “Fair value,” with respect to a dissenter’s shares, means the value of the shares determined:

1.    Immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable;

2.    Using customary and current valuation concepts and techniques generally employed for similar businesses in the context of the transaction requiring appraisal; and

3.    Without discounting for lack of marketability or minority status.

(Added to NRS by 1995, 2087; A 2009, 1720)

NRS  92A.325    “Stockholder” defined.    “Stockholder” means a stockholder of record or a beneficial stockholder of a domestic corporation.

(Added to NRS by 1995, 2087)

NRS  92A.330    “Stockholder of record” defined.    “Stockholder of record” means the person in whose name shares are registered in the records of a domestic corporation or the beneficial owner of shares to the extent of the rights granted by a nominee’s certificate on file with the domestic corporation.

(Added to NRS by 1995, 2087)

NRS  92A.335    “Subject corporation” defined.    “Subject corporation” means the domestic corporation which is the issuer of the shares held by a dissenter before the corporate action creating the dissenter’s rights becomes effective or the surviving or acquiring entity of that issuer after the corporate action becomes effective.

(Added to NRS by 1995, 2087)

NRS  92A.340    Computation of interest.    Interest payable pursuant to NRS 92A.300 to 92A.500, inclusive, must be computed from the effective date of the action until the date of payment, at the rate of interest most recently established pursuant to NRS 99.040.

(Added to NRS by 1995, 2087; A 2009, 1721)

NRS  92A.350    Rights of dissenting partner of domestic limited partnership.    A partnership agreement of a domestic limited partnership or, unless otherwise provided in the partnership agreement, an agreement of merger or exchange, may provide that contractual rights with respect to the partnership interest of a dissenting general or limited partner of a domestic limited partnership are available for any class or group of partnership interests in connection with any merger or exchange in which the domestic limited partnership is a constituent entity.

(Added to NRS by 1995, 2088)

Annex I-1

NRS  92A.360    Rights of dissenting member of domestic limited-liability company.    The articles of organization or operating agreement of a domestic limited-liability company or, unless otherwise provided in the articles of organization or operating agreement, an agreement of merger or exchange, may provide that contractual rights with respect to the interest of a dissenting member are available in connection with any merger or exchange in which the domestic limited-liability company is a constituent entity.

(Added to NRS by 1995, 2088)

NRS  92A.370    Rights of dissenting member of domestic nonprofit corporation.

1.    Except as otherwise provided in subsection 2, and unless otherwise provided in the articles or bylaws, any member of any constituent domestic nonprofit corporation who voted against the merger may, without prior notice, but within 30 days after the effective date of the merger, resign from membership and is thereby excused from all contractual obligations to the constituent or surviving corporations which did not occur before the member’s resignation and is thereby entitled to those rights, if any, which would have existed if there had been no merger and the membership had been terminated or the member had been expelled.

2.    Unless otherwise provided in its articles of incorporation or bylaws, no member of a domestic nonprofit corporation, including, but not limited to, a cooperative corporation, which supplies services described in chapter 704 of NRS to its members only, and no person who is a member of a domestic nonprofit corporation as a condition of or by reason of the ownership of an interest in real property, may resign and dissent pursuant to subsection ١.

(Added to NRS by 1995, 2088)

NRS  92A.380    Right of stockholder to dissent from certain corporate actions and to obtain payment for shares.

1.    Except as otherwise provided in NRS 92A.370 and 92A.390 and subject to the limitation in paragraph (f), any stockholder is entitled to dissent from, and obtain payment of the fair value of the stockholder’s shares in the event of any of the following corporate actions:

(a)  Consummation of a plan of merger to which the domestic corporation is a constituent entity:

(1)  If approval by the stockholders is required for the merger by NRS 92A.120 to 92A.160, inclusive, or the articles of incorporation, regardless of whether the stockholder is entitled to vote on the plan of merger;

(2)  If the domestic corporation is a subsidiary and is merged with its parent pursuant to NRS 92A.180; or

(3)  If the domestic corporation is a constituent entity in a merger pursuant to NRS 92A.133.

(b)  Consummation of a plan of conversion to which the domestic corporation is a constituent entity as the corporation whose subject owner’s interests will be converted.

(c)  Consummation of a plan of exchange to which the domestic corporation is a constituent entity as the corporation whose subject owner’s interests will be acquired, if the stockholder’s shares are to be acquired in the plan of exchange.

(d)  Any corporate action taken pursuant to a vote of the stockholders to the extent that the articles of incorporation, bylaws or a resolution of the board of directors provides that voting or nonvoting stockholders are entitled to dissent and obtain payment for their shares.

(e)  Accordance of full voting rights to control shares, as defined in NRS 78.3784, only to the extent provided for pursuant to NRS 78.3793.

(f)  Any corporate action not described in this subsection pursuant to which the stockholder would be obligated, as a result of the corporate action, to accept money or scrip rather than receive a fraction of a share in exchange for the cancellation of all the stockholder’s outstanding shares, except where the stockholder would not be entitled to receive such payment pursuant to NRS 78.205, 78.2055 or 78.207. A dissent pursuant to this paragraph applies only to the fraction of a share, and the stockholder is entitled only to obtain payment of the fair value of the fraction of a share.

Annex I-2

2.    A stockholder who is entitled to dissent and obtain payment pursuant to NRS 92A.300 to 92A.500, inclusive, must not challenge the corporate action creating the entitlement unless the action is unlawful or constitutes or is the result of actual fraud against the stockholder or the domestic corporation.

3.    Subject to the limitations in this subsection, from and after the effective date of any corporate action described in subsection 1, no stockholder who has exercised the right to dissent pursuant to NRS 92A.300 to 92A.500, inclusive, is entitled to vote his or her shares for any purpose or to receive payment of dividends or any other distributions on shares. This subsection does not apply to dividends or other distributions payable to stockholders on a date before the effective date of any corporate action from which the stockholder has dissented. If a stockholder exercises the right to dissent with respect to a corporate action described in paragraph (f) of subsection 1, the restrictions of this subsection apply only to the shares to be converted into a fraction of a share and the dividends and distributions to those shares.

(Added to NRS by 1995, 2087; A 2001, 1414, 3199; 2003, 3189; 2005, 2204; 2007, 2438; 2009, 1721; 2011, 2814; 2019, 109)

NRS  92A.390    Limitations on right of dissent: Stockholders of certain classes or series; action of stockholders not required for plan of merger; shares of stock not issued and outstanding on date of first announcement of proposed action.

1.    There is no right of dissent pursuant to paragraph (a), (b), (c) or (f) of subsection 1 of NRS 92A.380 in favor of stockholders of any class or series which is:

(a)    A covered security under section 18(b)(1)(A) or (B) of the Securities Act of 1933, 15 U.S.C. § 77r(b)(1)(A) or (B), as amended;

(b)    Traded in an organized market and has at least 2,000 stockholders and a market value of at least $20,000,000, exclusive of the value of such shares held by the corporation’s subsidiaries, senior executives, directors and beneficial stockholders owning more than 10 percent of such shares; or

(c)    Issued by an open end management investment company registered with the Securities and Exchange Commission under the Investment Company Act of 1940, 15 U.S.C. §§ 80a-1 et seq., as amended, and which may be redeemed at the option of the holder at net asset value, unless the articles of incorporation of the corporation issuing the class or series or the resolution of the board of directors approving the plan of merger, conversion or exchange expressly provide otherwise.

2.    The applicability of subsection 1 must be determined as of:

(a)  The record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the corporate action otherwise requiring dissenter’s rights; or

(b)  The day before the effective date of such corporate action if:

(1)  There is no meeting of stockholders to act upon the corporate action otherwise requiring dissenter’s rights; or

(2)  The corporate action is a merger described in NRS 92A.133.

3.    Subsection 1 is not applicable and dissenter’s rights are available pursuant to NRS 92A.380 for the holders of any class or series of shares who are required by the terms of the corporate action to accept for such shares anything other than:

(a)  Cash;

(b)  Any security or other proprietary interest of any other entity, including, without limitation, shares, equity interests or contingent value rights, that satisfies the standards set forth in subsection 1 at the time the corporate action becomes effective; or

(c)  Any combination of paragraphs (a) and (b).

4.    There is no right of dissent for any holders of stock of the surviving domestic corporation if the plan of merger does not require action of the stockholders of the surviving domestic corporation under NRS 92A.130.

Annex I-3

5.    There is no right of dissent for any holders of stock of the parent domestic corporation if the plan of merger does not require action of the stockholders of the parent domestic corporation under NRS 92A.180.

6.    There is no right of dissent with respect to any share of stock that was not issued and outstanding on the date of the first announcement to the news media or to the stockholders of the terms of the proposed action requiring dissenter’s rights.

(Added to NRS by 1995, 2088; A 2009, 1722; 2013, 1285; 2019, 110, 2495; 2021, 1521)

NRS  92A.400    Limitations on right of dissent: Assertion as to portions only to shares registered to stockholder; assertion by beneficial stockholder.

1.    A stockholder of record may assert dissenter’s rights as to fewer than all of the shares registered in his or her name only if the stockholder of record dissents with respect to all shares of the class or series beneficially owned by any one person and notifies the subject corporation in writing of the name and address of each person on whose behalf the stockholder of record asserts dissenter’s rights. The rights of a partial dissenter under this subsection are determined as if the shares as to which the partial dissenter dissents and his or her other shares were registered in the names of different stockholders.

2.    A beneficial stockholder may assert dissenter’s rights as to shares held on his or her behalf only if the beneficial stockholder:

(a)  Submits to the subject corporation the written consent of the stockholder of record to the dissent not later than the time the beneficial stockholder asserts dissenter’s rights; and

(b)  Does so with respect to all shares of which he or she is the beneficial stockholder or over which he or she has power to direct the vote.

(Added to NRS by 1995, 2089; A 2009, 1723)

NRS  92A.410    Notification of stockholders regarding right of dissent.

1.    If a proposed corporate action creating dissenter’s rights is submitted for approval pursuant to a vote at a stockholders’ meeting, the notice of the meeting must state that stockholders are, are not or may be entitled to assert dissenter’s rights under NRS 92A.300 to 92A.500, inclusive. If the domestic corporation concludes that dissenter’s rights are or may be available, a copy of NRS 92A.300 to 92A.500, inclusive, must accompany the meeting notice sent to those stockholders of record entitled to exercise dissenter’s rights.

2.    If a corporate action creating dissenter’s rights is submitted for approval pursuant to a written consent of the stockholders or taken without a vote of the stockholders, the domestic corporation:

(a)  May send an advance notice statement with respect to the proposed corporate action; and

(b)  If the proposed corporate action is taken, the domestic corporation shall notify in writing all stockholders of record entitled to assert dissenter’s rights that the action was taken and send them the dissenter’s notice described in NRS 92A.430.

(Added to NRS by 1995, 2089; A 1997, 730; 2009, 1723; 2013, 1286; 2019, 111; 2021, 1522)

NRS  92A.420    Prerequisites to demand for payment for shares.

1.    If a proposed corporate action creating dissenter’s rights is submitted to a vote at a stockholders’ meeting, a stockholder who wishes to assert dissenter’s rights with respect to any class or series of shares:

(a)  Must deliver to the subject corporation, before the vote is taken, a statement of intent with respect to the proposed corporate action; and

(b)  Must not vote, or cause or permit to be voted, any of the stockholder’s shares of such class or series in favor of the proposed corporate action.

Annex I-4

2.    If a proposed corporate action creating dissenter’s rights is taken without a vote of the stockholders or submitted for approval pursuant to a written consent of the stockholders, a stockholder who wishes to assert dissenter’s rights with respect to any class or series of shares:

(a)  If an advance notice statement is sent by the subject corporation pursuant to NRS 92A.410, must deliver a statement of intent with respect to any class or series of shares to the subject corporation by the date specified in the advance notice statement; and

(b)  Must not consent to or approve the proposed corporate action with respect to such class or series.

3.    A stockholder who does not satisfy the requirements of subsection 1 or 2 and NRS 92A.400 is not entitled to payment for his or her shares under this chapter.

(Added to NRS by 1995, 2089; A 1999, 1631; 2005, 2204; 2009, 1723; 2013, 1286; 2021, 1523)

NRS  92A.430    Dissenter’s notice: Delivery to stockholders entitled to assert rights; contents.

1.    The subject corporation shall deliver a written dissenter’s notice to all stockholders of record entitled to assert dissenter’s rights in whole or in part, and any beneficial stockholder who has previously asserted dissenter’s rights pursuant to NRS 92A.400.

2.    The dissenter’s notice must be sent no later than 10 days after the effective date of the corporate action specified in NRS 92A.380, and must:

(a)  State where the demand for payment must be sent and where and when certificates, if any, for shares must be deposited;

(b)  Inform the holders of shares not represented by certificates to what extent the transfer of the shares will be restricted after the demand for payment is received;

(c)  Supply a form for demanding payment that includes the date of the first announcement to the news media or to the stockholders of the terms of the proposed action and requires that the person asserting dissenter’s rights certify whether or not the person acquired beneficial ownership of the shares before that date;

(d)  Set a date by which the subject corporation must receive the demand for payment, which may not be less than 30 nor more than 60 days after the date the notice is delivered and state that the stockholder shall be deemed to have waived the right to demand payment with respect to the shares unless the form is received by the subject corporation by such specified date; and

(e)  Be accompanied by a copy of NRS 92A.300 to 92A.500, inclusive.

(Added to NRS by 1995, 2089; A 2005, 2205; 2009, 1724; 2013, 1286)

NRS  92A.440    Demand for payment and deposit of certificates; loss of rights of stockholder; withdrawal from appraisal process.

1.    A stockholder who receives a dissenter’s notice pursuant to NRS 92A.430 and who wishes to exercise dissenter’s rights must:

(a)  Demand payment;

(b)  Certify whether the stockholder or the beneficial owner on whose behalf he or she is dissenting, as the case may be, acquired beneficial ownership of the shares before the date required to be set forth in the dissenter’s notice for this certification; and

(c)  Deposit the stockholder’s certificates, if any, in accordance with the terms of the notice.

2.    If a stockholder fails to make the certification required by paragraph (b) of subsection 1, the subject corporation may elect to treat the stockholder’s shares as after-acquired shares under NRS 92A.470.

3.    Once a stockholder deposits that stockholder’s certificates or, in the case of uncertified shares makes demand for payment, that stockholder loses all rights as a stockholder, unless the stockholder withdraws pursuant to subsection 4.

Annex I-5

4.    A stockholder who has complied with subsection 1 may nevertheless decline to exercise dissenter’s rights and withdraw from the appraisal process by so notifying the subject corporation in writing by the date set forth in the dissenter’s notice pursuant to NRS 92A.430. A stockholder who fails to so withdraw from the appraisal process may not thereafter withdraw without the subject corporation’s written consent.

5.    The stockholder who does not demand payment or deposit his or her certificates where required, each by the date set forth in the dissenter’s notice, is not entitled to payment for his or her shares under this chapter.

(Added to NRS by 1995, 2090; A 1997, 730; 2003, 3189; 2009, 1724)

NRS  92A.450    Uncertificated shares: Authority to restrict transfer after demand for payment.    The subject corporation may restrict the transfer of shares not represented by a certificate from the date the demand for their payment is received.

(Added to NRS by 1995, 2090; A 2009, 1725)

NRS  92A.460    Payment for shares: General requirements.

1.    Except as otherwise provided in NRS 92A.470, within 30 days after receipt of a demand for payment pursuant to NRS 92A.440, the subject corporation shall pay in cash to each dissenter who complied with NRS 92A.440 the amount the subject corporation estimates to be the fair value of the dissenter’s shares, plus accrued interest. The obligation of the subject corporation under this subsection may be enforced by the district court:

(a)  Of the county where the subject corporation’s principal office is located;

(b)  If the subject corporation’s principal office is not located in this State, in the county in which the corporation’s registered office is located; or

(c)  At the election of any dissenter residing or having its principal or registered office in this State, of the county where the dissenter resides or has its principal or registered office.

The court shall dispose of the complaint promptly.

2.    The payment must be accompanied by:

(a)  The subject corporation’s balance sheet as of the end of a fiscal year ending not more than 16 months before the date of payment, a statement of income for that year, a statement of changes in the stockholders’ equity for that year or, where such financial statements are not reasonably available, then such reasonably equivalent financial information and the latest available quarterly financial statements, if any;

(b)  A statement of the subject corporation’s estimate of the fair value of the shares; and

(c)  A statement of the dissenter’s rights to demand payment under NRS 92A.480 and that if any such stockholder does not do so within the period specified, such stockholder shall be deemed to have accepted such payment in full satisfaction of the corporation’s obligations under this chapter.

(Added to NRS by 1995, 2090; A 2007, 2704; 2009, 1725; 2013, 1287)

NRS  92A.470    Withholding payment for shares acquired on or after date of dissenter’s notice: General requirements.

1.    A subject corporation may elect to withhold payment from a dissenter unless the dissenter was the beneficial owner of the shares before the date set forth in the dissenter’s notice as the first date of any announcement to the news media or to the stockholders of the terms of the proposed action.

2.    To the extent the subject corporation elects to withhold payment, within 30 days after receipt of a demand for payment pursuant to NRS 92A.440, the subject corporation shall notify the dissenters described in subsection 1:

(a)  Of the information required by paragraph (a) of subsection 2 of NRS 92A.460;

(b)  Of the subject corporation’s estimate of fair value pursuant to paragraph (b) of subsection 2 of NRS 92A.460;

Annex I-6

(c)  That they may accept the subject corporation’s estimate of fair value, plus interest, in full satisfaction of their demands or demand appraisal under NRS 92A.480;

(d)  That those stockholders who wish to accept such an offer must so notify the subject corporation of their acceptance of the offer within 30 days after receipt of such offer; and

(e)  That those stockholders who do not satisfy the requirements for demanding appraisal under NRS 92A.480 shall be deemed to have accepted the subject corporation’s offer.

3.    Within 10 days after receiving the stockholder’s acceptance pursuant to subsection 2, the subject corporation shall pay in cash the amount offered under paragraph (b) of subsection 2 to each stockholder who agreed to accept the subject corporation’s offer in full satisfaction of the stockholder’s demand.

4.    Within 40 days after sending the notice described in subsection 2, the subject corporation shall pay in cash the amount offered under paragraph (b) of subsection 2 to each stockholder described in paragraph (e) of subsection 2.

(Added to NRS by 1995, 2091; A 2009, 1725; 2013, 1287)

NRS  92A.480    Dissenter’s estimate of fair value: Notification of subject corporation; demand for payment of estimate.

1.    A dissenter paid pursuant to NRS 92A.460 who is dissatisfied with the amount of the payment may notify the subject corporation in writing of the dissenter’s own estimate of the fair value of his or her shares and the amount of interest due, and demand payment of such estimate, less any payment pursuant to NRS 92A.460. A dissenter offered payment pursuant to NRS 92A.470 who is dissatisfied with the offer may reject the offer pursuant to NRS 92A.470 and demand payment of the fair value of his or her shares and interest due.

2.    A dissenter waives the right to demand payment pursuant to this section unless the dissenter notifies the subject corporation of his or her demand to be paid the dissenter’s stated estimate of fair value plus interest under subsection 1 in writing within 30 days after receiving the subject corporation’s payment or offer of payment under NRS 92A.460 or 92A.470 and is entitled only to the payment made or offered.

(Added to NRS by 1995, 2091; A 2009, 1726)

NRS  92A.490    Legal proceeding to determine fair value: Duties of subject corporation; powers of court; rights of dissenter.

1.    If a demand for payment pursuant to NRS 92A.480 remains unsettled, the subject corporation shall commence a proceeding within ٦٠ days after receiving the demand and petition the court to determine the fair value of the shares and accrued interest. If the subject corporation does not commence the proceeding within the ٦٠-day period, it shall pay each dissenter whose demand remains unsettled the amount demanded by each dissenter pursuant to NRS 92A.480 plus interest.

2.    A subject corporation shall commence the proceeding in the district court of the county where its principal office is located in this State. If the principal office of the subject corporation is not located in this State, the right to dissent arose from a merger, conversion or exchange and the principal office of the surviving entity, resulting entity or the entity whose shares were acquired, whichever is applicable, is located in this State, it shall commence the proceeding in the county where the principal office of the surviving entity, resulting entity or the entity whose shares were acquired is located. In all other cases, if the principal office of the subject corporation is not located in this State, the subject corporation shall commence the proceeding in the district court in the county in which the corporation’s registered office is located.

3.    The subject corporation shall make all dissenters, whether or not residents of Nevada, whose demands remain unsettled, parties to the proceeding as in an action against their shares. All parties must be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication as provided by law.

4.    The jurisdiction of the court in which the proceeding is commenced under subsection 2 is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend a decision on the question of fair value. The appraisers have the powers described in the order appointing them, or any amendment thereto. The dissenters are entitled to the same discovery rights as parties in other civil proceedings.

Annex I-7

5.    Each dissenter who is made a party to the proceeding is entitled to a judgment:

(a)  For the amount, if any, by which the court finds the fair value of the dissenter’s shares, plus interest, exceeds the amount paid by the subject corporation; or

(b)  For the fair value, plus accrued interest, of the dissenter’s after-acquired shares for which the subject corporation elected to withhold payment pursuant to NRS 92A.470.

(Added to NRS by 1995, 2091; A 2007, 2705; 2009, 1727; 2011, 2815; 2013, 1288)

NRS  92A.500    Assessment of costs and fees in certain legal proceedings.

1.    The court in a proceeding to determine fair value shall determine all of the costs of the proceeding, including the reasonable compensation and expenses of any appraisers appointed by the court. The court shall assess the costs against the subject corporation, except that the court may assess costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously or not in good faith in demanding payment.

2.    The court may also assess the fees and expenses of the counsel and experts for the respective parties, in amounts the court finds equitable:

(a)  Against the subject corporation and in favor of all dissenters if the court finds the subject corporation did not substantially comply with the requirements of NRS 92A.300 to 92A.500, inclusive; or

(b)  Against either the subject corporation or a dissenter in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously or not in good faith with respect to the rights provided by NRS 92A.300 to 92A.500, inclusive.

3.    If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the subject corporation, the court may award to those counsel reasonable fees to be paid out of the amounts awarded to the dissenters who were benefited.

4.    In a proceeding commenced pursuant to NRS 92A.460, the court may assess the costs against the subject corporation, except that the court may assess costs against all or some of the dissenters who are parties to the proceeding, in amounts the court finds equitable, to the extent the court finds that such parties did not act in good faith in instituting the proceeding.

5.    To the extent the subject corporation fails to make a required payment pursuant to NRS 92A.460, 92A.470 or 92A.480, the dissenter may bring a cause of action directly for the amount owed and, to the extent the dissenter prevails, is entitled to recover all expenses of the suit.

6.    This section does not preclude any party in a proceeding commenced pursuant to NRS 92A.460 or 92A.490 from applying the provisions of NRS 17.117 or N.R.C.P. 68.

(Added to NRS by 1995, 2092; A 2009, 1727; 2015, 2566; 2019, 276)

Annex I-8

Annex J

Tingo GLOBAL, Inc.
EQUITY INCENTIVE PLAN

1.      Purpose

The purpose of the Plan is to provide a means through which the Company and its Affiliates may attract, retain and motivate qualified individuals as employees, directors, advisors and consultants whose present and potential contributions to the Company and its Affiliates are of importance to the profitable growth and performance of the Company and its Affiliates. Accordingly, the Plan provides such individuals with the opportunity to receive grants of Options, SARs, Stock Units, Performance Shares, Stock Awards, Dividend Equivalents, Other Stock-Based Awards, Substitute Awards or any combination of the foregoing. The Company believes that the Plan will encourage Participants to contribute materially to the growth of the Company, thereby benefiting the Company’s stockholders, and will align the economic interests of Participants with those of the Company’s stockholders. The Plan is dated as of [Month] [Day], 2022, subject to stockholder approval of the Plan.

2.      Definitions

For purposes of the Plan, the following terms will have the respective meanings set forth below:

(a)            “Affiliate” means a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the Person specified.

(b)            “Board” means the Company’s Board of Directors as constituted from time to time.

(c)            “Change of Control” shall mean the first to occur of the following:

(i)          Any Person (including one or more Persons acting as a partnership, limited partnership, syndicate, or other group for the purposes of acquiring, holding, or disposing of securities of the Company) other than (A) a trustee or other fiduciary holding securities under an employee benefit plan of the Company, or (B) a corporation owned directly or indirectly by the stockholders of the Company in substantially the same proportions as their ownership of Stock of the Company, is or becomes the beneficial owner, directly or indirectly, of securities of the Company representing forty percent (40%) or more of the total voting power represented by the Company’s then-outstanding voting securities; or

(ii)         During any period of two (2) consecutive years, individuals who at the beginning of such period constitute the Board plus any new director whose election by the Board or nomination for election by the Company’s stockholders was approved by a vote of at least two-thirds (2/3) of the Board at the beginning of the period or whose election or nomination for election was previously so approved, cease for any reason to constitute a majority thereof; or

(iii)        The stockholders of the Company approve a merger or consolidation of the Company with any other corporation (and such merger or consolidation is in fact consummated), other than a merger or consolidation which would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) at least eighty percent (80%) of the total voting power represented by the voting securities of the Company or such surviving entity outstanding immediately after such merger or consolidation, or the stockholders of the Company approve a plan of complete liquidation of the Company or an agreement for the sale or disposition by the Company of all or substantially all the Company’s assets, provided that such merger, consolidation, liquidation, sale or disposition, as the case may be, is actually consummated.

However, in no event shall a Change of Control be deemed to have occurred, with respect to a Participant, if such Participant is part of a purchasing group which consummates the transaction resulting in the Change of Control. Such Participant shall be deemed “part of a purchasing group.” For purposes of the preceding sentence, if the Participant is an equity participant in the purchasing company or group (except for (i) passive ownership of

Annex J-1

less than three percent (3%) of the stock (or membership or partnership units, as the case may be) of the purchasing company or group which is otherwise not significant, as reasonably determined prior to the Change of Control by a majority of the directors who were members of the Board at least six (6) months prior to the Change of Control).

This definition shall be interpreted and applied as necessary to avoid the imposition of taxes and interest under section 409A of the Code. The Committee may modify the definition of Change of Control for a particular Grant as the Committee deems appropriate to comply with section 409A of the Code or otherwise. Notwithstanding the foregoing, if a Grant constitutes deferred compensation subject to section 409A of the Code and the Grant provides for payment upon a Change of Control, then, for purposes of such payment provisions, no Change of Control shall be deemed to have occurred upon an event described in items (i), (ii) or (iii) above unless the event would also constitute a change in ownership or effective control of, or a change in the ownership of a substantial portion of the assets of, the Company under section 409A of the Code. Additionally, no Change of Control will be deemed to have occurred under clause (i), (ii) or (iii) if, subsequent to such time as a Change of Control would otherwise be deemed to have occurred, a majority of the Board in office prior to such Change of Control determines otherwise.

(d)            “Code” means the Internal Revenue Code of 1986, as amended from time to time, including the guidance and regulations promulgated thereunder and successor provisions, guidance and regulations thereto.

(e)            “Company” means Tingo Global, Inc., a Delaware corporation.

(f)            “Committee” means a committee of two or more Non-Employee Directors appointed by the Board to administer the Plan, except that the Board shall administer the Plan with respect to Grants to Directors.

(g)            “Date of Grant” means the date a Grant is effective; provided, however, that no retroactive Grants will be made.

(h)            “Director” means a non-Employee member of the Board.

(i)            “Dividend Equivalent” means an amount determined by multiplying the number of shares of Stock, Performance Shares or Stock Units subject to a Grant by the per-share cash dividend, or the per-share Fair Market Value (as determined by the Committee) of any dividend in consideration other than cash, paid by the Company on its Stock on a dividend payment date.

(j)            “Effective Date” of the Plan means [Month] [Day], 2022, subject to approval by the stockholders of the Company.

(k)            “Employee” shall mean an employee of the Employer (including an officer or director who is also an employee) but excludes any person who is classified by the Employer as a “contractor” or “consultant,” no matter how characterized by the Internal Revenue Service, other governmental agency or a court. Any change of characterization of an individual by the Internal Revenue Service or any court or government agency shall have no effect upon the classification of an individual as an Employee for purposes of this Plan, unless the Committee determines otherwise.

(l)            “Employer” shall mean the Company and its Subsidiaries.

(m)          “Exchange Act” means the Securities Exchange Act of 1934, as amended from time to time, including the guidance, rules and regulations promulgated thereunder and successor provisions, guidance, rules and regulations thereto.

(n)            “Fair Market Value” of Stock is (i) if the Stock is publicly traded, then the Fair Market Value per share shall be determined as follows: (A) if the principal trading market for the Stock is a national securities exchange, the last reported sale price during regular trading hours on the relevant date or (if there were no trades on that date) the latest preceding date upon which a sale was reported, or (B) if the Stock is not principally traded on such exchange or market, the mean between the last reported “bid” and “asked” prices of Stock on the relevant date, as reported by the National Daily Quotation Bureau, Inc. or as reported in a customary financial reporting service, as applicable and as the Committee determines, or (ii) if the Stock is not publicly traded (e.g., traded over the counter) or, if publicly traded, is not subject to reported transactions or “bid” or “asked” quotations as set forth above, the Fair

Annex J-2

Market Value per share shall be as determined by the Committee in such manner as it deems appropriate, taking into account section 409A of the Code.

(o)            “Grant” means an Option, SAR, Stock Unit, Performance Share, Stock Award, Dividend Equivalent, Other Stock-Based Award or Substitute Award granted under the Plan.

(p)            “Grant Instrument” means the written agreement that sets forth the terms and conditions of a Grant, including all amendments thereto.

(q)            “Key Advisor” shall mean a consultant or advisor of the Employer.

(r)            “Incentive Stock Option” means an Option that is intended to be and designated as an “incentive stock option” within the meaning of section 422 of the Code.

(s)            “Non-Employee Director” means a member of the Board who is (i) not an Employee of the Company or a Subsidiary at the Date of Grant, (ii) a “non-employee director” within the meaning of Rule 16b-3(b)(3), and (iii) “independent” under the listing standards or rules of the securities exchange upon which the Stock is traded, but only to the extent such independence is required in order to take the action at issue pursuant to such standards or rules.

(t)            “Non-Qualified Stock Option” means a stock option that is not intended to meet the requirements of section 422 of the Code, as described in the “Options” section herein.

(u)            “Option” means an Incentive Stock Option or Nonqualified Stock Option to purchase shares of Stock at an Option Price for a specified period of time.

(v)            “Option Price” means an amount per share of Stock purchasable under an Option, as designated by the Committee.

(w)            “Other Stock-Based Award” means any Grant based on, measured by or payable in Stock (other than Grants described in the “Options,” “SARs,” “Stock Units,” “Performance Shares,” “Stock Awards” and “Dividend Equivalents” sections herein), as described in the “Other Stock-Based Awards” section herein.

(x)            “Parent” means a “parent corporation,” as defined in section 424(e) of the Code, of the Company.

(y)            “Participant” means an Employee, Key Advisor or Director designated by the Committee to receive a Grant under the Plan.

(z)            “Performance Shares” means an award of phantom shares, representing one or more shares of Stock, as described in the “Performance Shares” section herein.

(aa)            “Person” means any individual, corporation, partnership, joint venture, limited liability company, estate, trust, or unincorporated association, and any fiduciary acting in such capacity on behalf of any of the foregoing.

(bb)            “Plan” means this Tingo Global, Inc. Equity Incentive Plan, as in effect from time to time.

(cc)            “Stock” means the common stock, par value $0.001 per share, of the Company or such other securities of the Company as may be substituted for Stock pursuant to Sections 5(d) or 19 herein.

(dd)            “SAR” means an award of a stock appreciation right, as described in the “SARs” section herein.

(ee)            “Securities Act” means the Securities Act of 1933, as amended from time to time, including the guidance, rules and regulations promulgated thereunder and successor provisions, guidance, rules and regulations thereto.

(ff)            “Stock Award” means an award of Stock, as described in the “Stock Awards” section herein.

(gg)          “Stock Unit” means an award of a phantom unit, representing one or more shares of Stock, as described in the “Stock Units” section herein.

Annex J-3

(hh)          “Subsidiary” means any entity in which the Company has a greater than 50% ownership interest. For purposes of Sections 7(c), (d) and (h), “Subsidiary” shall mean a “subsidiary corporation,” as defined in section 424(f) of the Code, of the Company.

(ii)            “Substitute Award” means an Award granted under Section 15.

(jj)            “Successor Participant” means the personal representative or other person entitled to succeed to the rights of the Participant in accordance with Section 18.

3.      Administration

(a)            Authority of Committee. The Plan shall be administered by the Committee. The Committee shall have the sole authority to (i) determine the Participants to whom Grants shall be made under the Plan, (ii) determine the type, size and terms of the Grants to be made to each Participant, (iii) determine the terms and conditions of Grants, such as the time when the Grants will be made and the duration of any applicable exercise or restriction period, including the criteria for exercisability and the acceleration of exercisability, and to what extent and under what circumstances Grants may be vested, settled, exercised, cancelled or forfeited, (iv) accelerate Grants upon certain terminations of service or other events, (v) amend the terms of any previously issued Grant, subject to the provisions of Section 21, (vi) correct any defect, supply any omission or reconcile any inconsistency in the Plan, in any Grant or in any Grant Instrument, (vii) adopt guidelines separate from the Plan that set forth the specific terms and conditions for Grants under the Plan, and (viii) make any other determination and take any other action that the Committee deems necessary or desirable for the administration of the Plan.

(b)            Exercise of Administrative Authority. The Committee shall have full power and express discretionary authority to administer and interpret the Plan, to make factual determinations and to adopt or amend such rules, regulations, agreements and instruments for implementing the Plan and for the conduct of its business as it deems necessary or advisable, in its sole discretion. The Committee’s interpretations of the Plan and all determinations made by the Committee pursuant to the powers vested in it hereunder shall be conclusive and binding on all persons having any interest in the Plan or in any awards granted hereunder. All powers of the Committee shall be executed in its sole discretion, in the best interest of the Company, not as a fiduciary, and in keeping with the objectives of the Plan and need not be uniform as to similarly situated individuals.

(c)            Delegation of Authority. The Committee, in its discretion, may delegate to one or more officers of the Company all or part of the Committee’s authority and duties with respect to grants and awards to individuals who are not subject to the reporting and other provisions of section 16 of the Exchange Act. Any such delegation shall not limit the right of such officers to receive Grants; provided, however, that such officers may not make Grants to themselves, a member of the Board, or any executive officer of the Company or an Affiliate or take any action with respect to any Grant previously granted to themselves, a member of the Board, or any executive officer of the Company or an Affiliate. The Committee may also appoint agents who are not executive officers of the Company or members of the Board to assist in administering the Plan, provided, however, that such individuals may not be delegated the authority to award or modify any Grants that will, or may, be settled in Stock. The Committee may revoke or amend the terms of a delegation at any time but such action shall not invalidate any prior actions of the Committee’s delegate or delegates that were consistent with the terms of the Plan and the Committee’s prior delegation. Any delegation by the Committee pursuant to this section shall be subject to such conditions and limitations as may be determined by the Committee and shall be subject to and limited by applicable law or regulation, including without limitation the rules and regulations of the Nasdaq or such other securities exchange on which the Stock is then listed.

(d)            Limitation of Liability. The Committee shall be entitled to, in good faith, rely or act upon any report or other information furnished by any officer or employee of the Company or any Affiliate, the Company’s legal advisors, independent auditors, consultants or any other agents assisting in the administration of the Plan. The Committee and any officer or employee of the Company or any Affiliate acting at the direction or on behalf of the Committee shall not be personally liable for any action or determination taken or made in good faith with respect to the Plan, and shall, to the fullest extent permitted by law, be indemnified and held harmless by the Company with respect to any such action or determination.

Annex J-4

(e)            Participants in Non-U.S. Jurisdictions. Notwithstanding any provision of the Plan to the contrary, to comply with applicable laws in countries other than the United States in which the Company or any Affiliate operates or has employees, directors or other service providers from time to time, or to ensure that the Company complies with any applicable requirements of foreign securities exchanges, the Committee, in its sole discretion, shall have the power and authority to: (i) determine which of the Affiliates shall be covered by the Plan; (ii) determine which individuals outside the United States are eligible to participate in the Plan; (iii) modify the terms and conditions of any Grant made to eligible Participants outside of the United States to comply with applicable foreign laws or listing requirements of any foreign exchange; (iv) establish sub-plans and modify exercise procedures and other terms and procedures, to the extent such actions may be necessary or advisable, provided, however, that no such sub-plans and/or modifications shall increase the share limitations contained herein; and (v) take any action, before or after a Grant is made, that it deems advisable to comply with any applicable governmental regulatory exemptions or approval or listing requirements of any such foreign securities exchange. For purposes of the Plan, all references to foreign laws, rules, regulations or taxes shall be references to the laws, rules, regulations and taxes of any applicable jurisdiction other than the United States or a political subdivision thereof.

4.      Grants

(a)            General. Grants under the Plan may consist of Options, SARs, Stock Units, Performance Shares, Stock Awards, Dividend Equivalents, Other Stock-Based Awards and Substitute Awards. All Grants shall be subject to the terms and conditions set forth herein and to such other terms and conditions consistent with the Plan as the Committee deems appropriate and as are specified in writing by the Committee in separate guidelines or to the individual in the Grant Instrument or an amendment to the guidelines or Grant Instrument. The Committee shall approve the form and provisions of each Grant Instrument. All Grants shall be made conditional upon the Participant’s acknowledgment, in writing or by acceptance of the Grant, that all decisions and determinations of the Committee shall be final and binding on the Participant, his or her beneficiaries, and any other person having or claiming an interest under such Grant. Grants under a particular section of the Plan need not be uniform as among the Participants.

(b)            Correction of Errors. Notwithstanding anything in any Grant Instrument to the contrary, the Committee may amend a Grant, to take effect retroactively or otherwise, as deemed necessary or advisable for the purpose of correcting errors occurring in connection with the grant or documentation of a Grant, including rescinding a Grant erroneously granted, including, but not limited to, a Grant erroneously granted to an individual who is not eligible for a Grant as of the Date of Grant. By accepting a Grant under this Plan, a Participant agrees to any amendment made pursuant to this subsection to any Grant made under the Plan without further consideration or action.

5.      Shares of Stock Subject to the Plan

(a)            Shares Authorized. The total aggregate number of shares of Stock reserved and available for issuance under the Plan is [________]1, subject to adjustment as described below. The shares may be authorized but unissued shares of Stock or reacquired shares of Stock, including shares purchased by the Company on the open market for purposes of the Plan. Grants paid in cash shall not count against the foregoing share limits. The number of shares of Stock available to be issued pursuant to Incentive Stock Options shall be the amount set forth in the first sentence of this subsection.

(b)            Share Counting. For administrative purposes, when the Committee makes a Grant payable in Stock, the Committee shall reserve shares of Stock equal to the maximum number of shares of Stock that may be payable under the Grant. If and to the extent Options or SARs granted under the Plan terminate, expire, or are canceled, forfeited, exchanged or surrendered without having been exercised or if any Stock Awards, Stock Units, Performance Shares, Dividend Equivalents or Other Stock-Based Awards are forfeited or terminated, or otherwise are not paid in full, the shares subject to such Grants which have not been issued shall again be available for purposes of the Plan. Shares of Stock withheld in payment of the Option Price of an Option or withheld for purposes of satisfying the Employer’s minimum tax withholding obligations with respect to Grants under the Plan shall not be available for re-issuance or transfer under the Plan. Upon the exercise of an Option through the withholding of shares or upon the exercise of a SAR, then both for purposes of calculating the number of shares of Stock remaining available for

____________

1         The aggregate number of shares is equal to 10% of the Company shares outstanding after giving effect to the Merger.

Annex J-5

issuance under the Plan and the number of shares of Stock remaining available for exercise under the Option or SAR, the number of such shares shall be reduced by the gross number of shares for which the Option or SAR is exercised. To the extent that any Grants are paid in cash and not shares of Stock, such Grants shall not count against the share limits in subsection (a) above. For the avoidance of doubt, if shares of Stock are repurchased on the open market with the proceeds of the exercise price of Options, such shares may not again be made available for issuance under the Plan.

(c)            Individual Limits. All Grants under the Plan, other than Dividend Equivalents, shall be expressed in shares of Stock. The maximum aggregate number of shares of Stock with respect to which all Grants, other than Dividend Equivalents, may be made under the Plan to any individual during any calendar year shall be [_____]2 shares of Stock, subject to adjustment as described below. The individual limits described in this subsection shall apply without regard to whether the Grants are to be paid in Stock or in cash. All cash payments (other than Dividend Equivalents) shall equal the Fair Market Value of the shares of Stock to which the cash payment relates.

(d)            Adjustments. If there is any change in the number or kind of shares of Stock outstanding (i) by reason of a stock dividend, spinoff, recapitalization, stock split, or combination or exchange of shares, (ii) by reason of a merger, reorganization or consolidation, (iii) by reason of a reclassification or change in par value, or (iv) by reason of any other extraordinary or unusual event affecting the outstanding Stock as a class without the Company’s receipt of consideration, or if the value of outstanding shares of Stock is substantially reduced as a result of a spinoff or the Company’s payment of an extraordinary dividend, distribution, or partial liquidation, the number of shares of Stock available for issuance under the Plan, the maximum number of shares of Stock for which any individual may receive pursuant to Grants in any year, the number of shares covered by outstanding Grants, the kind of shares to be issued or transferred under the Plan, performance goals or other applicable metrics or hurdles, Option Prices, base amounts of SARs, and the price per share or the applicable market value of such Grants shall be equitably adjusted by the Committee, in such manner as the Committee deems appropriate, to reflect any increase or decrease in the number of, or change in the kind or value of, issued shares of Stock to preclude, to the extent practicable, the enlargement or dilution of rights and benefits under such Grants; provided, however, that any fractional shares resulting from such adjustment shall be eliminated. In addition, in the event of a Change of Control of the Company, the provisions of Section 19 of the Plan shall apply. Any adjustments to outstanding Grants shall be consistent with section 409A or 424 of the Code, to the extent applicable. Any adjustments determined by the Committee shall be final, binding and conclusive.

(e)            Shares Available Following Certain Transactions. Substitute Awards granted in accordance with applicable stock exchange requirements and in substitution or exchange for awards previously granted by a corporation acquired by the Company or any Subsidiary or with which the Company or any Subsidiary combines shall not reduce the shares authorized for issuance under the Plan or the limitations on grants to Directors under Section 5(f), nor shall shares subject to such Substitute Awards be added to the shares available for issuance under the Plan as provided above (whether or not such Substitute Awards are later cancelled, forfeited or otherwise terminated).

(f)            Awards to Directors. The maximum number of shares of Stock subject to Grants granted under the Plan or otherwise during any one (1) fiscal year to any Director, taken together with any cash fees paid by the Company to such Director during such fiscal year for service as a Director, will not exceed $500,000 in total value (calculating the value of any such Grants based on the Date of Grant fair value of such awards for financial reporting purposes), including for this purpose, the value of any Grants that are received in lieu of all or a portion of any annual cash retainers or other similar cash based payments and excluding, for this purpose, the value of any Dividend Equivalent payments paid pursuant to any Grant awarded in a previous fiscal year. Nothing in this section shall limit a Grant or other compensation in excess of the limit of this subsection to the extent such award or other compensation is approved by action of the Board whereby all affected Directors have recused themselves from such approval.

____________

2         The annual individual award limit shall be 50% of the authorized shares as set forth in Section 5(a).

Annex J-6

6.      Eligibility for Participation

All Employees and Directors shall be eligible to participate in the Plan. Key Advisors shall be eligible to participate in the Plan if the Key Advisors render bona fide services to the Employer, the services are not in connection with the offer and sale of securities in a capital-raising transaction and the Key Advisors do not directly or indirectly promote or maintain a market for the Company’s securities. The Committee shall select the Employees, Directors and Key Advisors to receive Grants and shall determine the number of shares of Company Stock subject to a particular Grant in such manner as the Committee determines. Options and SARs may be granted only to persons who perform direct services to the Company on the Date of Grant, as determined under section 409A of the Code.

Grants may be made on the terms and conditions set forth in this Plan. Grants made under the Plan may, in the discretion of the Committee, be granted either alone, in addition to, or in tandem with any other Grant. In addition, the Committee may impose on any Grant or the exercise thereof, at the Date of Grant or thereafter (subject to Section 21), such additional terms and conditions, not inconsistent with the provisions of the Plan, as the Committee shall determine. Without limiting the scope of the preceding sentence, the Committee may use such business criteria and other measures of performance as it may deem appropriate in establishing any performance goals applicable to a Grant, and any such performance goals may differ among Grants made to any one Participant or to different Participants. To the extent provided in an Award Agreement, the Committee may exercise its discretion to reduce or increase the amounts payable under any Award.

7.      Options

(a)            General Requirements. The Committee may grant Options to a Participant upon such terms and conditions as the Committee deems appropriate under this section.

(b)            Number of Shares. The Committee shall determine the number of shares of Stock that will be subject to each Grant of Options to Participants.

(c)            Type of Option and Price.

(i)          The Committee may grant Incentive Stock Options or Nonqualified Stock Options or any combination of Incentive Stock Options and Nonqualified Stock Options. Incentive Stock Options may be granted only to Employees of the Company or its Subsidiaries. No Option that is intended to be an Incentive Stock Option shall be invalid for failure to qualify as an Incentive Stock Option. Nonqualified Stock Options may be granted to any Participant.

(ii)         The Option Price shall be determined by the Committee and may be equal to or greater than the Fair Market Value of the shares of Stock subject to the Grant on the Date of Grant; provided, however, that an Incentive Stock Option may not be granted to any person who, at the Date of Grant, owns stock possessing more than 10 percent of the total combined voting power of all classes of stock of the Company or any Subsidiary, unless the Option Price is not less than 110% of the Fair Market Value on the Date of Grant. Notwithstanding the foregoing, if the Committee selects a Date of Grant in the future for a Non-Qualified Stock Option, the Option Price may be the average selling price during a period not to exceed 30 days prior to such Date of Grant in accordance with Treas. Reg. Section 1.409A-1(b)(5)(iv)(A).

(d)            Option Term. The Committee shall determine the term of each Option. The term of an Option shall not exceed ten years from the Date of Grant. However, an Incentive Stock Option that is granted to an Employee who, at the Date of Grant, owns stock possessing more than 10 percent of the total combined voting power of all classes of stock of the Company, or any Subsidiary, may not have a term that exceeds five years from the Date of Grant.

(e)            Exercisability of Options. Options shall become exercisable in accordance with such terms and conditions as may be determined by the Committee and specified in the Grant Instrument. The Committee may accelerate the exercisability of any or all outstanding Options at any time for any reason.

Annex J-7

(f)            Termination of Employment or Service. Except as provided in the Grant Instrument, an Option may only be exercised while the Participant is employed by, or providing service to, the Company, an Affiliate or another entity as designated in the Grant Instrument. The Committee shall specify in the Grant Instrument under what circumstances and during what time periods a Participant may exercise an Option after termination of employment or service.

(g)            Exercise of Options. A Participant may exercise an Option that has become exercisable, in whole or in part, by delivering a notice of exercise to the Company or its designated agent. The Participant shall pay the Option Price and any withholding taxes for the Option (i) in cash or by certified check, (ii) with the approval of the Committee, by withholding shares of Stock subject to the Option, by delivering shares of Stock owned by the Participant or by attestation (on a form prescribed by the Committee) to ownership of shares of Stock (in each case, such shares of Stock shall have an aggregate Fair Market Value on the date of exercise equal to the Option Price), (iii) in cash, on the T+2 settlement date that occurs after the exercise date specified in the notice of exercise, provided that the Participant exercises the Option through an irrevocable agreement with a registered broker and the payment is made in accordance with procedures permitted by Regulation T of the Federal Reserve Board and such procedures do not violate applicable law, or (iv) by such other method as the Committee may approve, to the extent permitted by applicable law. Shares of Stock used to exercise an Option shall have been held by the Participant for the requisite period of time to avoid adverse accounting consequences to the Company with respect to the Option. Payment for the shares pursuant to the Option, and any required withholding taxes, must be received by the time specified by the Committee depending on the type of payment being made.

(h)            Incentive Stock Options. The terms of any Incentive Stock Option granted under the Plan shall comply in all respects with the provisions of section 422 of the Code. Incentive Stock Options may only be granted to Participants who are Employees of the Company or employees of a Parent or any subsidiary corporation of the Company. Each Incentive Stock Option shall provide that if the aggregate Fair Market Value on the Date of Grant with respect to which Incentive Stock Options are exercisable for the first time by a Participant during any calendar year, under the Plan or any other stock option plan of the Company or a Parent or Subsidiary, exceeds $100,000, then the Incentive Stock Option, as to the excess, shall be treated as a Nonqualified Stock Option. If a Participant makes any disposition of shares of Stock issued pursuant to an Incentive Stock Option under the circumstances described in section 421(b) of the Code (relating to disqualifying dispositions), the Participant shall notify the Company of such disposition within the time provided to do so in the applicable Grant Instrument. Except as otherwise provided herein, no term of the Plan relating to Incentive Stock Options (including any SAR in tandem therewith) shall be interpreted, amended or altered, nor shall any discretion or authority granted under the Plan be exercised, so as to disqualify either the Plan or any Incentive Stock Option under section 422 of the Code, unless notice has been provided to the Participant that such change will result in such disqualification. Incentive Stock Options shall not be granted more than ten years after the earlier of the adoption of the Plan or the approval of the Plan by the Company’s stockholders.

8.      SARs

(a)            General Requirements. The Committee may grant SARs to any Participant, upon such terms and conditions as the Committee deems appropriate under this section. Each SAR shall represent the right of the Participant to receive, upon settlement of the SAR, shares of Stock or cash equal to the amount by which the Fair Market Value of a share of Stock on the date of exercise of the SAR exceeds the base amount of the SAR as described below in subsection (c).

(b)            Terms of SARs. The Committee shall determine the terms and conditions of SARs and may grant SARs separately from or in tandem with any Option (for all or a portion of the applicable Option). Tandem SARs may be granted either at the time the Option is granted or any time thereafter while the Option remains outstanding; provided, however, that in the case of an Incentive Stock Option, SARs may be granted only at the time of the grant of the Incentive Stock Option. The Committee will determine the number of SARs to be granted, the base amount, the vesting and other restrictions applicable to SARs and the period during which SARs will remain exercisable. The term of SARs shall not exceed ten years from the Date of Grant.

Annex J-8

(c)            Base Amount. The Committee shall establish the base amount of the SAR at the time the SAR is granted. The base amount shall not be less than the Fair Market Value of the shares of Stock subject to the Grant on the Date of Grant. Notwithstanding the foregoing, if the Committee selects a SARs Date of Grant that is in the future, the base amount may be the average selling price during a period not to exceed 30 days prior to such Date of Grant in accordance with Treas. Reg. Section 1.409A-1(b)(5)(iv)(A).

(d)            Payment With Respect to SARs. The Committee shall determine whether the appreciation in an SAR shall be paid in the form of cash, in Stock, or in a combination of the two, in such proportion as the Committee deems appropriate. For purposes of calculating the number of shares of Stock to be received, Stock shall be valued at its Fair Market Value on the date of exercise of the SAR. If shares of Stock are to be received upon exercise of a SAR, cash shall be delivered in lieu of any fractional share.

(e)            Requirement of Employment or Service. The Committee shall determine in the Grant Instrument under what circumstances a Participant may retain SARs after termination of the Participant’s employment or service, and the circumstances under which SARs may be forfeited.

9.      Stock Units

(a)            General Requirements. The Committee may grant Stock Units to a Participant, upon such terms and conditions as the Committee deems appropriate under this section. Each Stock Unit shall represent the right of the Participant to receive a share of Stock or an amount based on the value of a share of Stock. All Stock Units shall be credited to accounts on the Company’s records for purposes of the Plan.

(b)            Terms of Stock Units. The Committee may grant Stock Units that are payable if specified performance goals or other conditions are met, or under other circumstances. Stock Units may be paid at the end of a specified period, or payment may be deferred to a date authorized by the Committee. The Committee shall determine the number of Stock Units to be granted and the requirements applicable to such Stock Units.

(c)            Payment With Respect to Stock Units. Payment with respect to Stock Units shall be made in cash, in Stock, or in a combination of the two, as determined by the Committee. The Grant Instrument shall specify the maximum number of shares that shall be paid under the Stock Units.

(d)            Requirement of Employment or Service. The Committee shall determine in the Grant Instrument under what circumstances a Participant may retain Stock Units after termination of the Participant’s employment or service, and the circumstances under which Stock Units may be forfeited.

10.    Performance Shares

(a)            General Requirements. The Committee may grant Performance Shares to a Participant, upon such terms and conditions as the Committee deems appropriate under this section. Each Performance Share shall represent the right of the Participant to receive a share of Stock or an amount based on the value of a share of Stock, if specified performance goals are met. All Performance Shares shall be credited to accounts on the Company’s records for purposes of the Plan.

(b)            Terms of Performance Shares. The Committee shall establish the performance goals and other conditions for payment of Performance Shares. Performance Shares may be paid at the end of a specified performance or other period, or payment may be deferred to a date authorized by the Committee. The Committee shall determine the number of Performance Shares to be granted and the requirements applicable to such Performance Shares.

(c)            Payment With Respect to Performance Shares. Payment with respect to Performance Shares shall be made in cash, in Stock, or in a combination of the two, as determined by the Committee. The Committee may establish in the Grant Instrument a target amount to be paid under a Performance Share based on achievement of the performance goals.

(d)            Requirement of Employment or Service. The Committee shall determine in the Grant Instrument under what circumstances a Participant may retain Performance Shares after termination of the Participant’s employment or service, and the circumstances under which Performance Shares may be forfeited.

Annex J-9

11.    Stock Awards

(a)            General Requirements. The Committee may issue or transfer shares of Stock to a Participant under a Stock Award, upon such terms and conditions as the Committee deems appropriate under this section. Shares of Stock issued or transferred pursuant to Stock Awards may be issued or transferred for cash consideration or for no cash consideration, and subject to restrictions or no restrictions, as determined by the Committee. The Committee may establish conditions under which restrictions on Stock Awards shall lapse over a period of time or according to such other criteria as the Committee deems appropriate, including restrictions based upon the achievement of specific performance goals.

(b)            Number of Shares. The Committee shall determine the number of shares of Stock to be issued or transferred pursuant to a Stock Award and any restrictions applicable to such shares.

(c)            Requirement of Employment or Service. The Committee shall determine in the Grant Instrument under what circumstances a Participant may retain Stock Awards after termination of the Participant’s employment or service, and the circumstances under which Stock Awards may be forfeited.

(d)            Restrictions on Transfer. While Stock Awards are subject to restrictions, a Participant may not sell, assign, transfer, pledge or otherwise dispose of the shares of a Stock Award except upon death as described in Section 18. Each certificate, or electronic book entry equivalent, for a share of a Stock Award shall contain a legend giving appropriate notice of the restrictions in the Grant. The Participant shall be entitled to have the legend removed when all restrictions on such shares have lapsed. The Committee may retain possession of any stock certificates for Stock Awards until all restrictions on such shares have lapsed.

(e)            Right to Vote and to Receive Dividends. The Committee shall determine to what extent, and under what conditions, the Participant shall have the right to vote shares of Stock Awards and to receive any dividends or other distributions paid on such shares during the restriction period. The Committee may determine that a Participant’s entitlement to dividends or other distributions with respect to a Stock Award shall be subject to achievement of performance goals or other conditions.

12.    Dividend Equivalents

(a)            General Requirements. When the Committee makes a Grant under the Plan, other than an Option or SAR, the Committee may grant Dividend Equivalents in connection with such Grants, under such terms and conditions as the Committee deems appropriate under this section. Dividend Equivalents may be paid to Participants currently or may be deferred, as determined by the Committee. All Dividend Equivalents that are not paid currently shall be credited to accounts on the Company’s records for purposes of the Plan. Dividend Equivalents may be accrued as a cash obligation or may be converted to Stock Units for the Participant, as determined by the Committee. Unless otherwise specified in the Grant Instrument, deferred Dividend Equivalents will not accrue interest. The Committee may provide that Dividend Equivalents shall be payable based on the achievement of specific performance goals. Dividend Equivalents may accrue on unearned performance awards but shall not be payable unless and until such performance metrics are met.

(b)            Payment with Respect to Dividend Equivalents. Dividend Equivalents may be payable in cash or shares of Stock or in a combination of the two, as determined by the Committee.

13.    Other Stock-Based Awards

The Committee may grant other awards that are cash-based or based on, measured by or payable in Stock to Participants, on such terms and conditions as the Committee deems appropriate under this section. Other Stock-Based Awards may be granted subject to achievement of performance goals or other conditions and may be payable in Stock or cash, or in a combination of the two, as determined by the Committee in the Grant Instrument.

14.    Performance-Vested Grants

(a)            Designation as Performance-Vested Grants. Notwithstanding any other provision of the Plan, the Committee may determine that Options, Stock Units, Performance Shares, Stock Awards, Dividend Equivalents or Other Stock Based Awards granted to a Participant may contain vesting conditions based on the achievement of performance goals, as described in this section. This provision is not exclusive and does not inhibit the granting of other awards under this Plan that may have performance goals as part of their terms and conditions.

Annex J-10

(b)            Performance Goals. When Options, Stock Units, Performance Shares, Stock Awards, Dividend Equivalents or Other Stock-Based Awards that have performance-based vesting conditions (“Performance-Vested Grants”) are granted, the Committee shall establish (i) the performance goals that must be met, (ii) the period during which performance will be measured, (iii) the maximum amounts that may be paid if the performance goals are met, and (iv) any other conditions that the Committee deems appropriate and consistent with the Plan, including, in the Committee’s discretion, any vesting conditions in addition to the performance-related goals.

(c)            Criteria Used for Performance Goals. The Committee may use performance goals based on one or more of the following criteria, but is not limited to these criteria: cash flow; free cash flow; earnings (including gross margin, earnings before interest and taxes, earnings before taxes, earnings before interest, taxes, depreciation, amortization and charges for stock-based compensation, earnings before interest, taxes, depreciation and amortization, adjusted earnings before interest, taxes, depreciation and amortization and net earnings); earnings per share; growth in earnings or earnings per share; book value growth; stock price; return on equity or average stockholder equity; total stockholder return or growth in total stockholder return either directly or in relation to a comparative group; return on capital; return on assets or net assets; revenue, growth in revenue or return on sales; sales; expense reduction or expense control; expense to revenue ratio; income, net income or adjusted net income; operating income, net operating income, adjusted operating income or net operating income after tax; operating profit or net operating profit; operating margin; gross profit margin; return on operating revenue or return on operating profit; regulatory filings; regulatory approvals, litigation and regulatory resolution goals; other operational, regulatory or departmental objectives; budget comparisons; growth in stockholder value relative to established indexes, or another peer group or peer group index; development and implementation of strategic plans and/or organizational restructuring goals; development and implementation of risk and crisis management programs; improvement in workforce diversity; compliance requirements and compliance relief; safety goals; productivity goals; workforce management and succession planning goals; economic value added (including typical adjustments consistently applied from generally accepted accounting principles required to determine economic value added performance measures); measures of customer satisfaction, employee satisfaction or staff development; development or marketing collaborations, formations of joint ventures or partnerships or the completion of other similar transactions intended to enhance the Company’s revenue or profitability or enhance its customer base; merger and acquisitions; and other similar criteria as determined by the Committee. The performance goals may be established on an absolute or relative basis and may relate to the Participant’s business unit or the performance of the Company, a Subsidiary, or the Company and its Subsidiaries as a whole, or any combination of the foregoing. Relative performance may be measured against a group of peer companies, a financial market index or other objective and quantifiable indices. Performance goals need not be uniform as among Participants.

(d)            Performance Results. The Committee shall determine the amount, if any, to be paid pursuant to each Grant based on the achievement of the performance goals and the terms of each Grant Instrument.

(e)            Death, Disability or Other Circumstances. The Committee may provide in the Grant Instrument the extent to which Performance-Vested Grants shall be vested, held, continued and/or payable in the event of the Participant’s death or disability, termination of employment, or a Change of Control.

15.    Substitute Awards

Grants may be made in substitution or exchange for any other Grant made under the Plan or under another plan of the Company or an Affiliate or any other right of a Participant to receive payment from the Company or an Affiliate. Grants may also be granted under the Plan in substitution for awards held by individuals who become eligible Participants as a result of a merger, consolidation or acquisition of another entity or the assets of another entity by or with the Company or an Affiliate. Such Substitute Awards referred to in the immediately preceding sentence that are Options or SARs may have an exercise price that is less than the Fair Market Value of a share of Stock on the date of the substitution if such substitution complies with section 409A of the Code and other applicable laws and exchange rules.

16.    Deferrals

The Committee may permit or require a Participant to defer receipt of the payment of cash or the delivery of shares of Stock that would otherwise be due to the Participant in connection with any Grant. The Committee shall establish rules and procedures for such deferrals. Any deferrals under the Plan shall be intended to comply with the requirements of section 409A of the Code, and any corresponding regulations and guidance.

Annex J-11

17.    Withholding of Taxes

(a)            Required Withholding. All Grants under the Plan shall be subject to applicable federal (including FICA), state and local tax withholding requirements. The Employer may require that the Participant or other person receiving or exercising Grants pay to the Employer the amount of any federal, state or local taxes that the Employer is required to withhold with respect to such Grants, or the Employer may deduct from other wages paid by the Employer the amount of any withholding taxes due with respect to such Grants.

(b)            Election to Withhold Shares. If the Committee so permits, a Participant may elect to satisfy the Employer’s tax withholding obligation with respect to Grants paid in Stock by having shares withheld, at the time such Grants become taxable, up to an amount that does not exceed the minimum applicable withholding tax rate for federal (including FICA), state and local tax liabilities. In addition, with respect to any required tax withholding amount that exceeds the minimum applicable withholding tax rate, the Committee may permit a Participant to satisfy such tax withholding obligation with respect to such excess amount by providing that the Participant may elect to deliver to the Company shares of Stock owned by the Participant that have been held by the Participant for the requisite period of time to avoid adverse accounting consequences to the Company. The elections described in this subsection (b) must be in a form and manner prescribed by the Committee and may be subject to the prior approval of the Committee.

18.    Transferability of Grants

(a)            In General. Except as provided in this section, only the Participant may exercise rights under a Grant during the Participant’s lifetime. A Participant may not transfer those rights except by will or by the laws of descent and distribution, or, with respect to Grants other than Incentive Stock Options, if permitted in any specific case by the Committee, pursuant to a domestic relations order. When a Participant dies, the Successor Participant may exercise such rights in accordance with the terms of the Plan. A Successor Participant must furnish proof satisfactory to the Company of his or her right to receive the Grant under the Participant’s will or under the applicable laws of descent and distribution.

(b)            Transfer of Nonqualified Stock Options. Notwithstanding the foregoing, the Committee may provide in a Grant Instrument that a Participant may transfer Nonqualified Stock Options to family members of the Participant, one or more trusts in which family members of the Participant have more than 50% of the beneficial interest, foundations in which family members of the Participant (or the Participant) control the management of assets, or any other entity in which family members of the Participant (or the Participant) own more than 50% of the voting interests, consistent with applicable securities laws, according to such terms as the Committee may determine; provided that the Participant receives no consideration for the transfer of a Nonqualified Stock Option and the transferred Nonqualified Stock Option shall continue to be subject to the same terms and conditions as were applicable to the Nonqualified Stock Option immediately before the transfer.

19.    Consequences of a Change of Control

(a)            Assumption of Grants. Upon a Change of Control where the Company is not the surviving corporation (or survives only as a subsidiary of another corporation), unless the Committee determines otherwise, all outstanding Options and SARs that are not exercised shall be assumed by, or replaced with comparable options or rights by, the surviving corporation (or a parent or subsidiary of the surviving corporation), and other outstanding Grants shall be converted to similar grants of the surviving corporation (or a parent or subsidiary of the surviving corporation).

(b)            Other Alternatives. Notwithstanding the foregoing and subject to Section 22(b), in the event of a Change of Control, the Committee may take any of the following actions with respect to any or all outstanding Grants: the Committee may (i) determine that outstanding Options and SARs shall accelerate and become exercisable, in whole or in part, upon the Change of Control or upon such other event as the Committee determines, (ii) determine that the restrictions and conditions on outstanding Stock Awards shall lapse, in whole or in part, upon the Change of Control or upon such other event as the Committee determines, (iii) determine that Participants holding Stock Units, Performance Shares, Dividend Equivalents, and Other Stock-Based Awards shall receive a payment in settlement of such Stock Units, Performance Shares, Dividend Equivalents, and Other Stock-Based Awards in an amount determined by the Committee, (iv) require that Participants surrender their outstanding Options and SARs in exchange for a payment by the Company, in cash or Stock, as determined by the Committee, in

Annex J-12

an amount equal to the amount by which the then Fair Market Value of the shares of Stock subject to the Participant’s unexercised Options and SARs exceeds the Option Price of the Options or the base amount of SARs, as applicable, and (v) after giving Participants an opportunity to exercise their outstanding Options and SARs, terminate any or all unexercised Options and SARs at such time as the Committee deems appropriate. Such surrender, termination or settlement shall take place as of the date of the Change of Control or such other date as the Committee may specify, including pursuant to an earn out or escrow, if applicable. Without limiting the foregoing, if the per share Fair Market Value of the Stock does not exceed the per share Option exercise price or SAR base amount, as applicable, the Company shall not be required to make any payment to the Participant upon surrender of the Option or SAR. The Committee shall have no obligation to take any of the foregoing actions, and, in the absence of any such actions, outstanding Grants shall continue in effect according to their terms (subject to any assumption pursuant to subsection (a)). Subject to Section 22(b), and any greater rights granted to Participants hereunder, in the event of a Change of Control, any outstanding Awards shall be treated as provided in the applicable agreement or plan of merger, consolidation or sale of assets.

20.    Requirements for Issuance of Shares

No shares of Stock shall be issued or transferred in connection with any Grant hereunder unless and until all legal requirements applicable to the issuance of such Stock have been complied with to the satisfaction of the Committee. The Committee shall have the right to condition any Grant made to any Participant hereunder on such Participant’s undertaking in writing to comply with such restrictions on his or her subsequent disposition of such shares of Stock as the Committee shall deem necessary or advisable, and certificates representing such shares may be legended to reflect any such restrictions. Certificates representing shares of Stock issued or transferred under the Plan will be subject to such stop-transfer orders and other restrictions as may be required by applicable laws, regulations and interpretations, including any requirement that a legend be placed thereon.

21.    Amendment and Termination of the Plan

(a)            Amendment. The Board may amend or terminate the Plan at any time; provided, however, that the Board shall not amend the Plan without approval of the stockholders of the Company if such approval is required in order to comply with the Code, applicable laws and stock exchange requirements, or as required by Section 22(b) below. No amendment or termination of this Plan shall, without the consent of the Participant, materially and adversely impair any rights or obligations of such Participant under any Grant previously made to the Participant, unless such right has been reserved in the Plan or the Grant Instrument, or except as provided in Section 22(b) below.

(b)            No Repricing Without Stockholder Approval. Except in connection with a corporate transaction involving the Company (including, without limitation, any stock dividend, stock split, extraordinary cash dividend, recapitalization, reorganization, merger, consolidation, split-up, spinoff, combination, or exchange of shares), the Company may not, without obtaining stockholder approval, (i) amend the terms of outstanding Options or SARs to reduce the exercise price of such outstanding Stock Options or base amount of such SARs, (ii) cancel outstanding Options or SARs in exchange for Options or SARs with an exercise price or base amount, as applicable, that is less than the exercise price or base amount of the original Options or SARs or (iii) cancel outstanding Options or SARs with an exercise price or base amount, as applicable, above the current stock price in exchange for cash or other securities.

(c)            Termination of Plan. The Plan shall terminate on the day immediately preceding the tenth anniversary of its Effective Date, which is [Month] [Day], 2032, unless the Plan is terminated earlier by the Board or is extended by the Board with the approval of the stockholders. The termination of the Plan shall not impair the power and authority of the Committee with respect to an outstanding Grant.

22.    Miscellaneous

(a)            Grants in Connection with Corporate Transactions and Otherwise. Nothing contained in this Plan shall be construed to (i) limit the right of the Committee to grant Substitute Awards under this Plan in connection with the acquisition, by purchase, lease, merger, consolidation or otherwise, of the business or assets of any corporation, firm or association, including Grants to Employees thereof who become Employees, or for other proper corporate purposes, or (ii) limit the right of the Company to grant stock options or make other awards outside of this Plan. Without limiting the foregoing, the Committee may grant a Substitute Award to an employee of another corporation who becomes an Employee by reason of a corporate merger, consolidation, acquisition of stock or

Annex J-13

property, reorganization or liquidation involving the Company in substitution for a grant made by such corporation. The terms and conditions of the Substitute Awards may vary from the terms and conditions required by the Plan and from those of the substituted stock incentives. Notwithstanding anything in the Plan to the contrary, the Committee may establish such terms and conditions of the Substitute Awards as it deems appropriate, including setting the Option Price or the base price of SARs at a price necessary to retain for the Participant the same economic value as the prior Options or rights.

(b)            Compliance with Law.

(i)          The Plan, the exercise of Options or SARs and the obligations of the Company to issue or transfer shares of Stock under Grants shall be subject to all applicable laws and to approvals by any governmental or regulatory agency as may be required. Nothing herein or in any Grant shall require the Company to issue any shares with respect to any Grant if that issuance would, in the opinion of the Company’s legal advisors, constitute a violation of the Securities Act, any other applicable statute or regulation, or the rules of any applicable securities exchange or securities association, as then in effect. With respect to persons subject to section 16 of the Exchange Act, it is the intent of the Company that the Plan and all transactions under the Plan comply with all applicable provisions of Rule 16b-3 or its successors under the Exchange Act. In addition, it is the intent of the Company that the Plan and applicable Grants comply with any applicable provisions of sections 409A and 422 of the Code. To the extent that any legal requirement of section 16 of the Exchange Act or sections 409A or 422 of the Code as set forth in the Plan ceases to be required under section 16 of the Exchange Act or sections 409A or 422 of the Code, that Plan provision shall cease to apply. The Committee may revoke any Grant if it is contrary to law or modify a Grant to bring it into compliance with any valid and mandatory government regulation. The Committee may also adopt rules regarding the withholding of taxes on payments to Participants. The Committee may, in its sole discretion, agree to limit its authority under this section.

(ii)         The Plan is intended to comply with the requirements of section 409A of the Code, to the extent applicable. Each Grant shall be construed and administered such that the Grant either (A) qualifies for an exemption from the requirements of section 409A of the Code or (B) satisfies the requirements of section 409A of the Code. If a Grant is subject to section 409A of the Code, (I) distributions shall only be made in a manner and upon an event permitted under section 409A of the Code, (II) payments to be made upon a termination of employment shall only be made upon a “separation from service” under section 409A of the Code, (III) unless the Grant specifies otherwise, each installment payment shall be treated as a separate payment for purposes of section 409A of the Code, and (IV) in no event shall a Participant, directly or indirectly, designate the calendar year in which a distribution is made except in accordance with section 409A of the Code.

(iii)            Any Grant that is subject to section 409A of the Code and that is to be distributed to a Key Employee (as defined below) upon separation from service shall be administered so that any distribution with respect to such Grant shall be postponed for six months following the date of the Participant’s separation from service, if required by section 409A of the Code. If a distribution is delayed pursuant to section 409A of the Code, the distribution shall be paid within 15 days after the end of the six-month period. If the Participant dies during such six-month period, any postponed amounts shall be paid within 90 days of the Participant’s death. The determination of “Key Employees,” including the number and identity of persons considered Key Employees and the identification date, shall be made by the Committee or its delegate in accordance with section 416(i) of the Code and the “specified employee” requirements of section 409A of the Code.

(c)            Enforceability. The Plan shall be the controlling document. No other statements, representations, explanatory materials or examples, oral or written, may amend the Plan in any manner. The Plan shall be binding upon and enforceable against the Company and its successors and assigns.

Annex J-14

(d)            Funding of the Plan; Limitation on Rights. This Plan shall be unfunded. Neither the Company nor any other Employer shall be required to establish any special or separate fund or to make any other segregation of assets to assure the payment of any Grants under this Plan. Nothing contained in the Plan and no action taken pursuant hereto shall create or be construed to create a fiduciary relationship between the Company or any other Employer and any Participant or any other person. No Participant or any other person shall under any circumstances acquire any property interest in any specific assets of the Company or any other Employer. To the extent that any person acquires a right to receive payment from the Company hereunder, such right shall be no greater than the right of any unsecured general creditor of the Company.

(e)            Severability and Reformation. If any provision of the Plan or any Award is or becomes or is deemed to be invalid, illegal, or unenforceable in any jurisdiction or as to any person or Grant, or would disqualify the Plan or any Grant under any law deemed applicable by the Committee, such provision shall be construed or deemed amended to conform to the applicable law or, if it cannot be construed or deemed amended without, in the determination of the Committee, materially altering the intent of the Plan or the Grant, such provision shall be stricken as to such jurisdiction, person or Grant and the remainder of the Plan and any such Grant shall remain in full force and effect. If any of the terms or provisions of the Plan or any Grant Instrument conflict with the requirements of Rule 16b-3 (as those terms or provisions are applied to Participants who are subject to section 16 of the Exchange Act) or section 422 of the Code (with respect to Incentive Stock Options), then those conflicting terms or provisions shall be deemed inoperative to the extent they so conflict with the requirements of Rule 16b-3 (unless the Board or the Committee, as appropriate, has expressly determined that the Plan or such Grant should not comply with Rule 16b-3) or section 422 of the Code, in each case, only to the extent Rule 16b-3 and such sections of the Code are applicable. With respect to Incentive Stock Options, if the Plan does not contain any provision required to be included herein under section 422 of the Code, that provision shall be deemed to be incorporated herein with the same force and effect as if that provision had been set out at length herein; provided, further, that, to the extent any Option that is intended to qualify as an Incentive Stock Option cannot so qualify, that Option (to that extent) shall be deemed a Non-Qualified Stock Option for all purposes of the Plan.

(f)            Status under ERISA. The Plan shall not constitute an “employee benefit plan” for purposes of section 3(3) of the Employee Retirement Income Security Act of 1974, as amended.

(g)            Establishment of Subplans. The Board may from time to time establish one or more sub-plans under the Plan for purposes of satisfying applicable blue sky, securities or tax laws of various jurisdictions. The Board shall establish such sub-plans by adopting supplements to the Plan setting forth (i) such limitations on the Committee’s discretion under the Plan as the Board deems necessary or desirable and (ii) such additional terms and conditions not otherwise inconsistent with the Plan as the Board shall deem necessary or desirable. All supplements adopted by the Board shall be deemed to be part of the Plan, but each supplement shall apply only to Participants within the affected jurisdiction and the Employer shall not be required to provide copies of any supplement to Participants in any jurisdiction that is not affected.

(h)            Rights of Participants. Nothing in this Plan shall entitle any Participant or other person to any claim or right to receive a Grant under this Plan. Neither this Plan nor any action taken hereunder shall be construed as giving any individual any rights to be retained by or in the employment or service of the Employer.

(i)            No Fractional Shares. No fractional shares of Stock shall be issued or delivered pursuant to the Plan or any Grant. The Committee shall determine whether cash, other awards or other property shall be issued or paid in lieu of such fractional shares or whether such fractional shares or any rights thereto shall be forfeited or otherwise eliminated.

(j)            Clawback Policies. All Grants under the Plan are subject to the applicable provisions of the Company’s clawback or recoupment policy approved by the Board, if any, as such policy may be in effect from time to time.

(k)            Governing Law. The validity, construction, interpretation and effect of the Plan and Grant Instruments issued under the Plan shall be governed and construed by and determined in accordance with the laws of the State of Delaware, without giving effect to the conflict of laws provisions thereof.

Annex J-15

PART II: INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law (“DGCL”) provides, among other things, that a corporation may indemnify any director or officer of the corporation who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director or officer of the corporation, or is or was serving at the corporation’s request as a director or officer of another entity, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. The power to indemnify also applies to any threatened, pending or completed action or suit brought by or in the right of the corporation, but only to the extent of expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification will be made in respect of any claim, issue or matter as to which such person has been adjudged to be liable to the corporation unless and only to the extent that the court in which such action or suit was brought determines upon application that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the court deems proper. To the extent that a present or former director or officer has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to above, or in defense of any claim, issue or matter therein, such person will be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith.

Section 102(b)(7) of the DGCL provides that a corporation may eliminate or limit the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision will not eliminate or limit the liability of a director (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit. No such provision will eliminate or limit the liability of a director for any act or omission occurring prior to the date when such provision becomes effective.

The Company’s Restated Certificate of Incorporation provides that it shall indemnify and hold harmless its officers and directors to the fullest extent authorized by the DGCL, as the DGCL exists or is amended to permit the Company to provide broader indemnification rights than the DGCL provided prior to such amendment, against all expense, liability and loss (including attorneys’ fees), reasonably incurred or suffered by such person in connection therewith; provided, however, that the Company shall indemnify any such person seeking indemnification in connection with a proceeding initiated by such person only if such proceeding was authorized by the Board.

In addition, the Company’s Amended and Restated By-laws require the Company to indemnify its officers and directors to the extent permitted by the DGCL.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions or otherwise, the Company has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Item 21.    Exhibits and Financial Statement Schedules

Exhibit Number	Description
2.1†

Agreement and Plan of Merger, dated as of May 10, 2022, by and among MICT, Merger Sub and the Seller. (included as Annex A to the joint proxy statement/prospectus, which forms a part of this registration statement)

2.2†

Amended and Restated Agreement and Plan of Merger, dated as of April 15, 2020, by and among the parties named therein (incorporated by reference to Exhibit 2.1 to our Current Report on Form 8-K, filed with the Securities and Exchange Commission on April 21, 2020).

2.3

Form of Tingo support agreement signed by Tingo’s directors who are members of of the board of directors of Tingo (included as Annex D to the joint proxy statement/ prospectus, which forms a part of this registration statement)

2.4

Form of MICT support agreement signed by Darren Mercer and certain holders of MICT common stock (included as Annex E to the joint proxy statement/ prospectus, which forms a part of this registration statement)

2.5	MICT lock-up agreement (included as Annex F to the joint proxy statement/prospectus, which forms a part of this registration statement)
2.6	Tingo lock-up agreement (included as Annex G to the joint proxy statement/prospectus, which forms a part of this registration statement)
3.1	Amended and Restated Certificate of Incorporation of MICT, filed on May 10, 2022 (incorporated by reference to Exhibit 3.1 to MICT’s Current Report on Form 8-K filed on May 17, 2022)
3.2	Amended and Restated Bylaws of the Company (incorporated by reference to Exhibit 3.5 of Amendment No. 2 to MICT’s Registration Statement on Form S-1 (File No. 333-185470), filed on March 18, 2013)
5.1*	Opinion of Ellenoff Grossman & Schole LLP as to the validity of the shares of MICT, Inc. common stock to be issued in the combination.
8.1*	Opinion Ellenoff Grossman & Schole LLP regarding certain tax matters
21.1	List of Subsidiaries of MICT, Inc. (incorporated by reference to Exhibit 21.1 to MICT, Inc.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021).
23.1	Consent of Friedman LLP, independent registered public accounting firm of MICT, Inc.
23.2	Consent of Ziv Haft, BDO member firm, independent registered public accounting firm of MICT Inc.
23.3	Consent of Gries & Associates LLC, independent registered public accounting firm of Tingo Inc.
23.4	Consent of Olayinka Oyebola & Co., independent registered public accounting firm of Tingo Inc.
23.5*	Consent of Ellenoff Grossman & Schole LLP (included in Exhibit 5.1)
23.6*	Consent of Ellenoff Grossman & Schole LLP (included in Exhibit 8.1)
24.1	Power of Attorney (included on the signature page of this registration statement)
99.1	Consent of John McMillan Scott
99.2	Consent of John J. Brown
99.3	Consent of Christophe Charlier
99.4	Consent of Gurjinder Johal
99.5	Consent of Dozy Mmobuosi
99.6	Consent of Kenneth Denos
99.7*	Form of Proxy Card for Special Meeting of MICT, Inc.
99.8*	Form of Proxy Card for Special Meeting of Tingo Inc.
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).
107	Filing Fee Table

____________

*        To be filed by amendment

†        Schedules have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The undersigned registrant hereby undertakes to provide a copy of any of the omitted schedules upon request by the U.S. Securities and Exchange Commission.

Item 22.    Undertakings

(a)     The undersigned registrant hereby undertakes to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement: (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the “Securities Act”); (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of a prospectus filed with the U.S. Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(b)    The undersigned registrant hereby undertakes that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)     The undersigned registrant hereby undertakes to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(d)    The undersigned registrant hereby undertakes that, for the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(e)     The undersigned registrant undertakes that in a primary offering of securities of the registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser: (i) any preliminary prospectus or prospectus of the registrant relating to the offering required to be filed pursuant to Rule 424; (ii) any free writing prospectus relating to the offering prepared by or on behalf of the registrant or used or referred to by the registrant; (iii) the portion of any other free writing prospectus relating to the offering containing material information about the registrant or its securities provided by or on behalf of the registrant; and (iv) any other communication that is an offer in the offering made by the registrant to the purchaser.

(f)     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(g)    The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(h)    The undersigned registrant undertakes that every prospectus: (i) that is filed pursuant to the paragraph immediately preceding; or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post- effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(i)     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the undersigned registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(j)     The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(k)    The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York on July 25, 2022.

MICT, Inc.
By	/s/ Darren Mercer
Name: Darren Mercer
Title: Chief Executive Officer

POWER OF ATTORNEY AND SIGNATURES

We, the undersigned officers and directors of MICT, Inc., hereby severally constitute and appoint Darren Mercer and John McMillan Scott, and each of them singly, our true and lawful attorneys with full power to them, and each of them singly, to sign for us and in our names in the capacities indicated below, this registration statement and any and all subsequent pre-effective and post-effective amendments to this registration statement, and generally to do all such things in our names and on our behalf in our capacities as officers and directors to enable MICT, Inc. to comply with the provisions of the Securities Act of 1933, as amended, and all requirements of the U.S. Securities and Exchange Commission, hereby ratifying and confirming our signatures as they may be signed by our said attorneys, or any of them, to said registration statement and any and all amendments thereto.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Darren Mercer	Chief Executive Officer, Director	July 25, 2022
Darren Mercer	(Principal Executive Officer)
/s/ Hao (Kevin) Chen	Chief Financial Officer	July 25, 2022
Hao (Kevin) Chen	(Principal Financial Officer)
/s/ Robert Benton	Director	July 25, 2022
Robert Benton
/s/ Yehezkel (Chezy) Ofir	Director	July 25, 2022
Yehezkel (Chezy) Ofir
/s/ Sir David Trippier, R.D., J.P., D.L.	Director	July 25, 2022
Sir David Trippier, R.D., J.P., D.L.
/s/ John McMillan Scott	Director	July 25, 2022
John McMillan Scott